Form 20-F
period 2012-12-31
Telesat Holdings Inc.
filed 2013-02-21
CIK 1465191

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Event Requiring This Shell Company Report

For the transition period from   to

Commission File Number 333-159793-01

TELESAT HOLDINGS INC.

(Exact Name of Registrant as Specified in Its Charter)

Not Applicable

(Translation of Registrant’s Name into English)

Canada

(Jurisdiction of Incorporation or Organization)

1601 Telesat Court, Ottawa, Ontario, Canada K1B 5P4

(Address of Principal Executive Offices)

Christopher S. DiFrancesco
Vice-President, General Counsel and Secretary
Telesat Holdings Inc.
1601 Telesat Court
Ottawa, Ontario, Canada K1B 5P4
Tel.: (613) 748-8700 ext. 2268
Fax: (613) 748-8712

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Name of Each Exchange on Which Registered
None	None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: Common Shares — 74,252,460; Director Voting Preferred Shares — 1,000; Non-Voting Participating Preferred Shares — 38,203,571; and Voting Participating Preferred Shares — 7,034,444.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.Yes ☒ No ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).Yes ☐ No ☒

TELESAT CANADA

i

Unless otherwise indicated or the context otherwise requires, references in this Annual Report to “Telesat,” “we,” “the Company,” “the combined company” and “our” mean Telesat Holdings Inc. and its subsidiaries, including, with respect to the period commencing on and after the closing of the Telesat Canada transaction (as defined below), Telesat Canada, its principal operating subsidiary. References to “Telesat Holdings” mean Telesat Holdings Inc., to the exclusion of its subsidiaries. We refer to the acquisition of Telesat Canada and the related transfer of Loral Skynet to Telesat Canada as the “Telesat Canada transaction.” References to “Telesat Canada” with respect to periods prior to the closing of the Telesat Canada transaction are references to the subsidiary of BCE Inc. (“BCE”) and with respect to the period commencing on and after the closing of the Telesat Canada transaction are references to our principal operating subsidiary. Similarly, unless otherwise indicated, references to “Loral Skynet” with respect to periods prior to the closing of the Telesat Canada transaction are references to the operations of the satellite services segment of Loral Space & Communications Inc. (“Loral”) conducted through Loral Skynet and with respect to the period commencing on and after the closing of the Telesat Canada transaction are references to the Loral Skynet operations within Telesat Canada.

References to the “Senior Notes” mean the 6.0% Senior Notes due May 15, 2017 issued by Telesat Canada and Telesat LLC, as the Co-Issuer. References to the “Senior Subordinated Notes” mean the 12.5% Senior Subordinated Notes due November 1, 2017 issued by Telesat Canada and Telesat LLC, as the Co-Issuer. We refer to the Senior Notes and the Senior Subordinated Notes together as the “Notes.”

References to the “Senior Secured Credit Facilities” mean the three outstanding secured credit facilities comprising a Term Loan A maturing in March 2017 and two Term Loan B maturing in March 2019.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Unless we indicate otherwise, financial information in this Annual Report has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). IFRS differs in some respects from United States generally accepted accounting principles, (“U.S. GAAP”) or (“United States GAAP”), and thus our financial statements may not be comparable to the financial statements of United States companies.

We present our historical financial statements in Canadian dollars, which is the presentation currency of the Company. All figures reported in this Annual Report are in Canadian dollars, except where we indicate otherwise, and are referenced as “CAD$,” “$” and “dollars”. This Annual Report contains a translation of some Canadian dollar amounts into United States dollars at specified exchange rates solely for your convenience. See “Exchange Rate Data” below for certain information about the rates of exchange between Canadian dollars and United States dollars.

EXCHANGE RATE DATA

The following table sets forth, for each year indicated, the low and high exchange rates for U.S. dollars expressed in Canadian dollar terms, the exchange rate at the end of such year and the average of such exchange rates on the last day of each month during such year, based on the closing rate as reported by Bloomberg. The exchange rates set forth below demonstrate trends in exchange rates, but the actual exchange rates used throughout this Annual Report may vary.

	Year Ended December 31,
	2008	2009	2010	2011	2012
High	1.2962	1.3012	1.0758	1.0547	1.0410
Low	0.9753	1.0236	0.9980	0.9433	0.9685
Year End	1.2188	1.0532	0.9980	1.0213	0.9921
Average Rate	1.0719	1.1373	1.0360	0.9869	0.9989

The following table sets forth, for each of the last six months, the low and high exchange rates for U.S. dollars expressed in Canadian dollar terms and the exchange rate on the last day of each month based on the closing rate as reported by Bloomberg.

	Last Six Months
	August	September	October	November	December	January
High	1.0074	0.9905	1.0010	1.0039	0.9970	1.0063
Low	0.9863	0.9685	0.9769	0.9921	0.9835	0.9832
End of Month	0.9863	0.9837	0.9994	0.9944	0.9921	0.9972

On February 1, 2013, the closing rate as reported by Bloomberg was USD $1.00 = CAD $0.9965. Unless the context states or requires otherwise, for purposes of United States dollars and Canadian dollar conversions contained in this Annual Report, we have assumed the conversion rate of USD $1.00/CAD $0.9921, which is the closing rate on December 31, 2012 as reported on Bloomberg.

MARKET, RANKINGS AND OTHER DATA

Unless otherwise indicated, we obtained the industry, market and competitive position data, and other statistical information, contained in this Annual Report from our own internal estimates and research as well as from industry and general publications and third party research, surveys and studies. Publications, research reports, studies and surveys generally state that they have obtained information from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that these publications, studies and surveys are reliable, we have not independently verified information obtained from third party sources. While we believe our internal company research and estimates are reliable, they have not been verified by an independent third party. As a result, you should be aware that industry, market, competitive position and other similar data and information set forth in this Annual Report, and estimates and beliefs based on such data and information, may not be reliable.

FORWARD-LOOKING STATEMENTS

We make statements in this Annual Report that are forward-looking. When used in this Annual Report, statements which are not historical in nature, or which contain the words “aim,” “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “possible,” “project,” “seek,” “should,” “target,” “would” or similar expressions, are forward-looking statements. Forward-looking statements appear in a number of places and include statements with respect to, among other things:

•	our future growth and profitability;
•	our competitive strengths; and
•	our business strategy and the trends we anticipate in the industries and economies in which we operate.

These forward-looking statements are based on our current expectations and are subject to a number of risks, uncertainties and assumptions. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. Important factors that could cause actual results to differ materially from those in forward-looking statements include:

•	Our in-orbit satellites may fail to operate as expected due to operational anomalies resulting in lost revenues, increased costs and/or termination of contracts.
•	The actual orbital maneuver lives of our satellites may be shorter than we anticipate and we may be required to reduce available capacity on our satellites prior to the end of their orbital maneuver lives.

•	Our satellite launches may be delayed, we may suffer launch failures or our satellites may fail to reach their planned orbital locations. Any such issue could result in the loss of a satellite or cause significant delays in the deployment of the satellite which could have a material adverse effect on our results of operations, business prospects and financial condition.
•	Our insurance will not protect us against all satellite-related losses. Further, we may not be able to renew insurance on our existing satellites or obtain insurance on future satellites on acceptable terms or at all and, for certain of our existing satellites, we have elected to forego obtaining insurance.
•	Replacing a satellite upon the end of its service life will require us to make significant expenditures and may require us to obtain shareholder approval.
•	We are subject to significant and intensifying competition. We experience competition both within the satellite industry and from other providers of communications capacity. Our failure to compete effectively would result in a loss of revenues and a decline in profitability, which would adversely affect our results of operations, business prospects and financial condition.
•	Fluctuations in available satellite capacity could adversely affect our results.
•	Reductions in government spending could reduce demand for our services.
•	Changes in technology, video distribution methods and demand could have a material adverse effect on our results of operations, business prospects and financial condition.
•	We derive a substantial amount of our revenues from only a few of our customers. A loss of, or default by, one or more of these major customers, or a material adverse change in any such customer’s business or financial condition, could materially reduce our future revenues and contracted backlog.
•	We operate in a highly regulated industry and government regulations may adversely affect our ability to sell our services, or increase the expense of such services or otherwise limit our ability to operate or grow our business.
•	Our operations may be limited or precluded by ITU rules or processes, and we are required to coordinate our operations with those of other satellite operators.
•	If we do not occupy unused orbital locations by specified deadlines, or do not maintain satellites in orbital locations we currently use, those orbital locations may become available for other satellite operators to use.
•	Our business is capital intensive, and we may not be able to raise adequate capital to finance our business strategies, or we may be able to do so only on terms that significantly restrict our ability to operate our business.
•	Market conditions may make it difficult to extend the maturity of or refinance our existing indebtedness and any failure to do so could have a material adverse effect on our business.
•	Significant changes in exchange rates could have a material adverse effect on our financial results.
•	Significant changes in exchange rates could materially increase our interest and other payment obligations under our financing arrangements.
•	The soundness of financial institutions and counterparties could adversely affect us.
•	We may experience a failure of ground operations infrastructure or interference with our satellite signals that impairs the commercial performance of, or the services delivered over, our satellites or the satellites of other operators for whom we provide ground services, which could result in a material loss of revenues.
•	Interruption or failure of, or cyber-attacks on, our information technology and communications systems could hurt our ability to operate our business effectively, which could harm our business and operating results.

•	Our dependence on outside contractors could result in delays related to the design, manufacture and launch of our new satellites, which could in turn adversely affect our operating results and prospects.
•	A natural disaster could diminish our ability to provide communications service.
•	Our future reported net income could be adversely affected by impairments of the value of certain intangible assets.
•	We may pursue acquisitions, dispositions and strategic transactions which could result in the incurrence of additional costs, liabilities or expenses in connection with the implementation of such transactions.
•	We could experience the departure of key employees or may be unable to recruit the employees needed for our success.
•	The content of third-party transmissions over our satellites may affect us since we could be subject to sanctions by various governmental entities for the transmission of certain content.
•	Our failure to maintain or obtain authorizations under and comply with the U.S. export control and trade sanctions laws and regulations could have a material adverse effect on our results of operations, business prospects and financial condition.
•	We are subject to risks associated with doing business internationally.
•	Enforcement of civil liabilities against us may be more difficult because we are a Canadian corporation.
•	Our substantial debt may adversely affect our cash flow and prevent us from fulfilling our obligations under our Notes and our other outstanding indebtedness.
•	Despite our current levels of debt, we and our subsidiaries may incur substantially more debt. This may further exacerbate the risks associated with our substantial debt as described herein and prevent us from fulfilling our obligations under our Notes.
•	Our Notes are effectively subordinated to the co-issuers’ and the guarantors’ indebtedness under the Senior Secured Credit Facilities and any other future secured debt to the extent of the value of the assets securing such debt.
•	The right to receive payments on the Senior Subordinated Notes is subordinated to the co-issuers and the guarantors senior debt.
•	The agreements governing our debt, including our Notes and our Senior Credit Facilities, contain various covenants that impose restrictions on us that may affect our ability to operate our business and to make payments on the Notes.
•	The limitations imposed by financing agreements on our ability to incur additional debt and to take other actions might significantly impair our ability to obtain other financing. To service our debt and to fund planned capital expenditures, we will require a significant amount of cash, which may not be available to us.
•	We may not be able to generate sufficient cash to service all of our indebtedness, and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.
•	We may be unable to make a change of control offer required by the indentures governing our Notes, which would cause defaults under the Indentures and our Senior Secured Credit Facilities.
•	Holders of the Notes may not be able to determine when a change of control giving rise to their right to have the Notes repurchased has occurred following a sale of “substantially all” of our assets.
•	Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.

v

•	Because of the Telesat Canada Reorganization and Divestiture Act, a Canadian act uniquely applicable to Telesat Canada (but not the guarantors, our other subsidiaries or Telesat LLC), Telesat Canada may not have access to the usual protections from creditors and other rights available to insolvent persons, and creditors, including holders of our Notes, may not have recourse to the usual rights, remedies and protections under applicable bankruptcy and insolvency laws generally available to creditors of insolvent persons.
•	The guarantees associated with our Notes may not be enforceable because of fraudulent preference or conveyance laws.
•	Because each guarantor’s liability under its guarantees may be reduced to zero, avoided or released under certain circumstances, the holders of our Notes may not receive any payments from some or all of the guarantors.
•	The ability to transfer our Notes may be limited by the absence of an active trading market for the Notes.
•	You should not rely on Telesat LLC in evaluating an investment in our Notes.
•	Our significant shareholders may have interests that conflict with the interests of bondholders.

We believe these forward-looking statements are reasonable; however, you should not place undue reliance on any forward-looking statements, which are based on current expectations. Furthermore, forward-looking statements speak only as of the date they are made. If any of these risks or uncertainties materialize, or if any of our underlying assumptions are incorrect, our actual results may differ significantly from the results that we express in or imply by any of our forward-looking statements. These and other risks are detailed in this Annual Report. We do not undertake any obligation to update or revise these forward-looking statements after the date of this Annual Report to reflect future events or circumstances. We qualify any and all of our forward-looking statements by these cautionary factors.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected financial data.

The following information is only selected information and should be read in conjunction with “Item 5. Operating and Financial Review and Prospects,” and Telesat’s audited consolidated financial statements and their notes included elsewhere in this Annual Report, as well as the other financial information included herein. Historical results from any prior period are not necessarily indicative of results to be expected for any future period.

The selected consolidated financial information is comprised of information of Telesat for the period of January 1, 2008 through December 31, 2009 under Canadian and U.S. GAAP as well as for the period of January 1, 2010 to December 31, 2012 under International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). The selected consolidated statement of operations data, and cash flow data for the periods ended December 31, 2010 through December 31, 2012 have been derived from Telesat’s audited consolidated financial statements prepared in accordance with IFRS and are included elsewhere in this Annual Report. The selected balance sheet data for the years ended December 31, 2011 and December 31, 2012 have been derived from Telesat’s audited financial statements prepared in accordance with IFRS and included elsewhere in the Annual Report. The selected balance sheet data for the year ended December 31, 2010 has also been derived from Telesat’s audited financial statements prepared in accordance with IFRS but which are not included in this Annual Report. The selected consolidated statement of operations data and cash flow data for the periods ended December 31, 2008 and 2009 have also been derived from Telesat’s audited consolidated financial statements prepared under Canadian GAAP which are not included in this Annual Report.

Telesat Holdings Inc.
Selected Historical Financial Information

	Year Ended December 31,
	2010	2011	2012
	(in millions of Canadian dollars)
IFRS
Statement of Operations Data:
Operating revenues:
Broadcast	$454.2	$436.7	$439.4
Enterprise	335.0	341.9	380.5
Consulting and Other	32.2	29.8	25.9
Total operating revenues	821.4	808.4	845.8
Operating expenses:
Operating expenses	(206.5)	(187.8)	(245.4)
Depreciation	(202.2)	(198.6)	(208.7)
Amortization	(45.5)	(41.0)	(36.0)
Other operating (losses) gains, net	83.0	114.1	5.9
Operating income	450.2	495.1	361.6
Other expenses (income)
Interest expense	(256.6)	(227.1)	(242.2)
Interest and other income	5.8	1.6	1.4
Loss on financing	—	—	(77.3)
(Loss) gain on changes in fair value of financial instruments	(11.2)	98.6	(59.0)
(Loss) gain on foreign exchange	164.0	(78.9)	78.9
Tax expense	(66.1)	(52.0)	(36.3)
Net income	$286.1	$237.3	$27.1
Statement of Cash Flow Data:
Net cash provided by operating activities	341.5	423.9	293.4
Net cash used in investing activities	(234.8)	(251.2)	(170.3)
Net cash used in financing activities	(40.1)	(114.7)	(219.2)
Balance Sheet Data (end of year):
Cash and cash equivalents	220.3	278.0	181.0
Total assets	5,753.9	5,996.4	5,806.7
Total debt (including current portion)	2,868.6	2,834.6	3,406.9
Total shareholders’ equity	1,484.9	1,690.2	1,026.7
Common shares	756.4	756.4	340.6
Preferred shares	541.8	541.8	315.8

Telesat Canada and Telesat Holdings Inc.
Selected Historical Financial Information

	Year Ended December 31,
	2008	2009
	(in millions of Canadian dollars)
Canadian GAAP
Statement of Operations Data:
Operating revenues:
Broadcast	$345.4	$406.7
Enterprise	333.8	349.5
Consulting and Other	32.2	31.0
Total operating revenues	711.4	787.2
Operating expenses:
Amortization	235.6	256.9
Operations and administration	247.6	219.7
Cost of equipment sales	24.4	16.4
Impairment loss of long-lived assets	2.4	—
Impairment loss of intangible assets	483.0	—
Earnings from operations	(281.6)	294.2
Other expenses (income)
Interest expense, net	257.3	272.8
Other expense (income)	457.3	(414.2)
Tax (recovery) expense	(164.9)	4.9
Net earnings (loss)	$(831.3)	$430.7
Statement of Cash Flow Data:
Net cash provided by operating activities	279.1	298.1
Net cash used in investing activities	(263.5)	(192.8)
Net cash (used in) provided by financing activities	41.5	(50.0)
Balance Sheet Data (end of year):
Cash and cash equivalents	98.5	154.2
Total assets	5,166.8	5,196.0
Total debt (including current portion)	3,536.5	3,045.4
Total shareholders’ equity	469.4	897.3
Common shares	756.4	756.4
Preferred shares	541.8	541.8

	Year Ended December 31,
	2008	2009
	(in millions of Canadian dollars)
U.S. GAAP(1)
Statement of Operations Data:
Operating revenues:
Broadcast	$365.1	$408.2
Enterprise	333.8	349.5
Consulting and Other	32.2	31.0
Total operating revenues	731.1	788.7
Operating expenses:
Amortization	235.6	256.9
Operations and administration	255.7	221.3
Cost of equipment sales	25.1	16.4
(Gain) on disposal of long-lived assets	—	(33.4)
Impairment loss of long-lived assets	2.4	—
Impairment loss of intangible assets	483.0	—
Earnings from operations	(270.7)	327.5
Interest expense, net	246.5	260.0
Other (income) expense	430.1	(330.2)
Tax (recovery) expense	(149.2)	2.5
Net earnings (loss)	$(798.1)	$395.2
Balance Sheet Data (end of year):
Cash and cash equivalents	98.5	154.2
Total assets	5,208.1	5,260.4
Total debt (including current portion)	3,536.5	3,110.4
Net assets	483.8	862.0
Common shares	756.4	756.4
Preferred shares	541.8	541.8

(1)	Other than what is presented in the United States GAAP reconciliation, there is no other difference between the Canadian GAAP and the United States GAAP Statement of Cash Flows.

B. Capitalization and indebtedness.

Not applicable.

C. Reasons for the offer and use of proceeds.

Not applicable.

D. Risk factors.

You should carefully consider the risk factors set forth below as well as the other information contained in this Annual Report. The risks described below are not the only risks facing us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial could have a material adverse effect on our results of operations, business prospects and financial condition. Any of the following risks could have a material adverse effect on our results of operations, business prospects and financial condition.

Risks Related to Our Business

Our in-orbit satellites may fail to operate as expected due to operational anomalies resulting in lost revenues, increased costs and/or termination of contracts.

Satellites utilize highly complex technology and operate in the harsh environment of space and therefore are subject to significant operational risks while in orbit. The risks include in-orbit equipment failures, malfunctions and other kinds of problems commonly referred to as anomalies. Satellite anomalies include, for example, circuit failures, transponder failures, solar array failures, telemetry transmitter failures, battery cell and other power system failures, satellite control system failures and propulsion system failures. Some of our satellites have had malfunctions and other anomalies in the past. See “Item 4D. Property, plants and equipment — In-Orbit Satellites” for more information relating to our significant anomalies and their impact on the health of our satellites. Acts of war, terrorism, magnetic, electrostatic or solar storms, space debris, satellite conjunctions or micrometeoroids could also damage our satellites.

Despite working closely with satellite manufacturers to determine the causes of anomalies and mitigate them in new satellites and to provide for intrasatellite redundancies for certain critical components to minimize or eliminate service disruptions in the event of failure, anomalies are likely to be experienced in the future, whether due to the types of anomalies described above or arising from the failure of other systems or components, and intrasatellite redundancy may not be available upon the occurrence of such anomalies. We cannot assure you that, in these cases, it will be possible to restore normal operations. Where service cannot be restored, the failure could cause the satellite to have less capacity available for sale, to suffer performance degradation or to cease operating prematurely, either in whole or in part. For example, if the damaged solar array on Telstar 14R/Estrela do Sul 2 were to deploy unexpectedly in the future, this could result in a loss of capability to provide service.

Any single anomaly or series of anomalies or other failure (whether full or partial) of any of our satellites could cause our revenues, cash flows and backlog to decline materially, could require us to repay prepayments made by customers of the affected satellite and could have a material adverse effect on our relationships with current customers and our ability to attract new customers for satellite services. A failure could result in a customer terminating its contract for service on the affected satellite. If we are unable to provide alternate capacity to an affected customer, the customer may decide to procure all or a portion of its future satellite services from an alternate supplier or the customer’s business may be so adversely affected by the satellite failure that it may not have the financial ability to procure future satellite services. In addition, an anomaly that has a material adverse effect on a satellite’s overall performance or expected orbital maneuver life could require us to recognize an impairment loss. It may also require that we expedite our planned replacement program, adversely affecting our profitability, increasing our financing needs and limiting the availability of funds for other business purposes. Finally, the occurrence of anomalies may adversely affect our ability to insure satellites at commercially reasonable premiums, if at all, and may cause insurers to demand additional exclusions in policies they issue.

The actual orbital maneuver lives of our satellites may be shorter than we anticipate and we may be required to reduce available capacity on our satellites prior to the end of their orbital maneuver lives.

We anticipate that our satellites will have the end of orbital maneuver life dates described in “Item 4D. Property, plants and equipment — In-Orbit Satellites” For all but one of our satellites, the expected end-of-orbital maneuver life date goes beyond the manufacturer’s end-of-service life date. A number of factors will affect the actual commercial service lives of our satellites, including:

•	the amount of propellant used in maintaining the satellite’s orbital location or relocating the satellite to a new orbital location (and, for newly-launched satellites, the amount of propellant used during orbit raising following launch);
•	the durability and quality of their construction;
•	the performance of their components;
•	conditions in space such as solar flares and space debris;
•	operational considerations, including operational failures and other anomalies; and
•	changes in technology which may make all or a portion of our satellite fleet obsolete.

We have been forced to remove satellites from service prematurely in the past due to an unexpected reduction in their previously anticipated end-of-orbital maneuver life. It is possible that the actual orbital maneuver lives of one or more of our existing satellites may also be shorter than originally anticipated. Further, on some of our satellites it is anticipated that the total payload capacity may need to be reduced prior to the satellite reaching its end-of-orbital maneuver life.

We periodically review expected orbital maneuver lives of each of our satellites using current engineering data. A reduction in the orbital maneuver life of any of our satellites could result in a reduction of the revenues generated by that satellite, the recognition of an impairment loss and an acceleration of capital expenditures. To the extent we are required to reduce payload capacity prior to the end of a satellite’s orbital maneuver life, our revenues from the satellite would be reduced.

Our satellite launches may be delayed, we may suffer launch failures or our satellites may fail to reach their planned orbital locations. Any such issue could result in the loss of a satellite or cause significant delays in the deployment of the satellite which could have a material adverse effect on our results of operations, business prospects and financial condition.

Delays in launching satellites and in the deployment of satellites are not uncommon and result from construction delays, the unavailability of reliable launch opportunities with suppliers, delays in obtaining required regulatory approvals and launch failures. If satellite construction schedules are not met, a launch opportunity may not be available at the time the satellite is ready to be launched. Satellites are also subject to certain risks related to failed launches. Launch vehicles may fail. Launch failures result in significant delays in the deployment of satellites because of the need to construct replacement satellites, which typically takes up to 30 months or longer, and to obtain another launch vehicle. A delay or perceived delay in launching a satellite, or replacing a satellite, may cause our current customers to move to another satellite provider if they determine that the delay may cause an interruption in continuous service. In addition, our contracts with customers who purchase or reserve satellite capacity may allow the customers to terminate their contracts in the event of a delay. Any such termination would require us to refund any prepayment we may have received, and would result in a reduction in our contracted backlog and would delay or prevent us from securing the commercial benefits of the new satellite. The launch vehicle scheduled to be used by us to launch Anik G1 has experienced several launch anomalies and failures in the past when used to launch satellites of other operators and those anomalies and failures have delayed the launch of Anik G1 and may continue to delay the launch of that satellite. Launch vehicles may also underperform, in which case the satellite may be lost or, if it can be placed into service by using its onboard propulsion systems to reach the desired orbital location, will have a shorter useful life. Certain of our satellites are nearing their expected end-of-orbital maneuver lives. See “Item 4D. Property, plants and equipment — In-Orbit Satellites” for more information on the expected end-of-orbital maneuver lives of our satellites. Any launch failure, underperformance, delay or perceived delay could have a material adverse effect on our results of operations, business prospects and financial condition.

Our insurance will not protect us against all satellite-related losses. Further, we may not be able to renew insurance on our existing satellites or obtain insurance on future satellites on acceptable terms or at all, and, for certain of our existing satellites, we have elected to forego obtaining insurance.

Our current satellite insurance does not protect us against all satellite-related losses that we may experience, and we do not have in-orbit insurance coverage for all of the satellites in our fleet. As of December 31, 2012, the total net book value of our five in-orbit satellites for which we do not have insurance was approximately $115 million. Our insurance does not protect us against business interruption, loss of revenues or delay of revenues. In addition, we do not insure the net book value of performance incentives that may be payable to a satellite’s manufacturer as these are payable only to the extent that the satellite operates in accordance with contracted technical specifications. Our existing launch and in-orbit insurance policies include, and any future policies that we obtain can be expected to include, specified exclusions, deductibles and material change limitations. Typically, these insurance policies exclude coverage for damage or losses arising from acts of war, anti-satellite devices, electromagnetic or radio frequency interference and other similar potential risks for which exclusions are customary in the industry at the time the policy is written. In addition, they typically exclude coverage for satellite health-related problems affecting our satellites that are known at the time the policy is written or renewed. Any claims under existing policies are subject to settlement with the insurers and may, in some instances, be payable to our customers.

The price, terms and availability of satellite insurance has fluctuated significantly in recent years. These fluctuations may be affected by recent satellite launch or in-orbit failures and general conditions in the insurance industry. Launch and in-orbit policies on satellites may not continue to be available on commercially reasonable terms or at all. To the extent we experience a launch or in-orbit failure that is not fully insured, or for which insurance proceeds are delayed or disputed, we may not have sufficient resources to replace the affected satellite. In addition, higher premiums on insurance policies increase our costs, thereby reducing our profitability. In addition to higher premiums, insurance policies may provide for higher deductibles, shorter coverage periods, higher loss percentages required for constructive total loss claims and additional satellite health-related policy exclusions. There can be no assurance that, upon the expiration of an in-orbit insurance policy, which typically has a term of one year, we will be able to renew the policy on terms acceptable to us.

Subject to the requirements contained in the indentures governing our Senior Notes and Senior Subordinated Notes and in our Credit Agreement, we may elect to reduce or eliminate insurance coverage for certain of our existing satellites, or elect not to obtain insurance policies for our future satellites, especially if exclusions make such policies ineffective, the costs of coverage make such insurance impractical or if self-insurance is deemed more effective.

Replacing a satellite upon the end of its service life will require us to make significant expenditures and may require us to obtain shareholder approval.

To ensure no disruption in our business and to prevent loss of customers, we will be required to commence construction of a replacement satellite approximately three to five years prior to the expected end of service life of the satellite then in orbit. Typically, it costs in the range of USD $250 million to USD $300 million to construct, launch and insure a satellite. There is no assurance that we will have sufficient cash, cash flow or be able to obtain third party or shareholder financing to fund such expenditures on favorable terms, if at all, or that we will obtain shareholder approval, where required, to procure replacement satellites. Certain of our satellites are nearing their expected end-of-orbital maneuver lives. See “Item 4D. Property, plants and equipment — In-Orbit Satellites” for more information on the expected end-of-orbital maneuver lives of our satellites. Should we not have sufficient funds available to replace those satellites or should we not receive approval from our shareholders, where required, to purchase replacement satellites, it could have a material adverse effect on our results of operations, business prospects and financial condition.

We are subject to significant and intensifying competition. We experience competition both within the satellite industry and from other providers of communications capacity. Our failure to compete effectively would result in a loss of revenues and a decline in profitability, which would adversely affect our results of operations, business prospects and financial condition.

We provide point-to-point and point-to-multipoint services for voice, data and video communications and for high-speed Internet access. A trend toward consolidation of major Fixed Satellite Services (“FSS”) providers has resulted in the creation of global competitors who are substantially larger than we are in terms of both the number of satellites they have in orbit as well as in terms of their revenues. Due to their larger sizes, these operators are able to take advantage of greater economies of scale, may be more attractive to customers, may (depending on the specific satellite and orbital location in question) have greater flexibility to restore service to their customers in the event of a partial or total satellite failure and may be able to offer expansion capacity for future requirements. We also compete against regional satellite operators who may enjoy competitive advantages in their local markets. As a condition of our licenses for certain satellites, we are required by Industry Canada, the governmental department overseeing Canadian investment, innovation and economic development, to invest in research and development related to satellite communication activities. See “Item 4B. Business overview — Research and Development”. Our global competitors may not face this additional financial burden.

We expect that a substantial portion of our ongoing business will continue to be in the Canadian domestic market. This market is characterized by increasing competition among satellite providers and rapid technological development. Historically, the Canadian regulatory framework has required the use of Canadian-licensed satellites for the delivery of Direct-To-Home video programming (“DTH”) in Canada. It is possible that this framework could change and allow non-Canadian satellite operators that have adequate service coverage in Canadian territory to compete for future business from our DTH customers. In 2007 Industry Canada awarded spectrum which is suitable for providing services to Canadian customers, including DTH, to Ciel Satellite Group (“Ciel”), which was at the time Canadian controlled but has since become controlled by a foreign entity, SES S.A. (“SES”), the world’s second largest FSS satellite operator and a non-Canadian. In addition, in 2009 Industry Canada authorized FreeHD Canada to use a foreign-based satellite for the provision for DTH services on an interim basis. Industry Canada subsequently awarded FreeHD a licence to use 12 and 14 GHz spectrum at the 95.5°W orbital position to operate an interim satellite. Industry Canada also provided approval in principle to 95°W Canadian Satellite Communications Inc. to develop and operate a 17 GHz broadcasting service satellite at 95°W.

Our business is also subject to competition from ground based forms of communications technology. For many point-to-point and other services, the offerings provided by terrestrial companies can be more competitive than the services offered via satellite. A number of companies are increasing their ability to transmit signals on existing terrestrial infrastructures, such as fiber optic cable, DSL (digital subscriber line) and terrestrial wireless transmitters often with funding and other incentives provided by government. See “Item 4B. Business overview — Compensation.” The ability of any of these companies to increase their capacity and/or the reach of their network significantly likely would result in a decrease in the demand for our services. Increasing availability of capacity from other forms of communications technology can create an excess supply of telecommunications capacity, decreasing the prices we would be able to charge for our services under new service contracts and thereby negatively affecting our profitability. New technology could render satellite-based services less competitive by satisfying consumer demand in other ways. We also compete for local regulatory approval in places where more than one provider may want to operate and with other satellite operators for scarce frequency assignments and a limited supply of orbital locations. Our failure to compete effectively could result in a loss of revenues and a decline in profitability, a decrease in the value of our business and a downgrade of our credit rating, which would restrict our access to the capital markets.

Fluctuations in available satellite capacity could adversely affect our results.

The availability of satellite capacity has fluctuated over time, characterized by periods of undersupply of capacity, followed by periods of substantial new satellite construction which is, in turn, followed by an oversupply of available capacity. To the extent we were to experience another period of oversupply of capacity as a result of new satellite construction or otherwise, we may be forced to decrease the prices we charge for our services which would adversely affect our results.

Reductions in government spending could reduce demand for our services.

Governments, in particular the U.S. government, purchase a substantial amount of satellite services from commercial satellite operators, including Telesat. To the extent these governments reduce spending on satellite services, as a result of the need to reduce overall spending during periods of fiscal restraint, to reduce budget deficits or otherwise, demand for our services could decrease which could adversely affect our revenue, the prices we are able to charge for our services and our results.

Changes in technology, video distribution methods and demand could have a material adverse effect on our results of operations, business prospects and financial condition.

The implementation of new technologies or the improvement of existing technologies may reduce the transponder capacity needed to transmit a given amount of information thereby reducing the total demand for capacity. For example, improvements in signal compression could allow our customers to transmit the same amount of data using a reduced amount of capacity. The introduction of Ka-band, high throughput satellites, such as ViaSat-1, which are able to transmit substantially more content per transponder than pre-existing Ka-band satellites, may decrease demand and/or prices for pre-existing Ka-band capacity as well as C-band and Ku-band capacity. While we own the Canadian Payload on ViaSat-1, if other operators introduce more Ka-band, high throughput satellites into the markets in which we participate, it could have a material adverse effect on our results of operations, business prospects and financial condition.

Telesat’s business may be negatively impacted by the growth of “over-the-top” (“OTT”) video distribution (e.g., Netflix). This type of distribution involves delivery of broadcasting services through an internet service provider that is not involved in the control or distribution of the content itself. The growth of OTT distribution may have a negative impact on the demand for the services of some of Telesat’s large customers in the video distribution business and could result in lessened demand for our satellite capacity.

Developments that we expect to support the growth in demand for satellite services, such as continued growth in corporate data and internet traffic, the continued proliferation of HDTV and continued economic growth in Latin America may fail to materialize or may not occur in the manner or to the extent we anticipate.

We derive a substantial amount of our revenues from only a few of our customers. A loss of, or default by, one or more of these major customers, or a material adverse change in any such customer’s business or financial condition, could materially reduce our future revenues and contracted backlog.

For the year ended December 31, 2012, our top five customers together accounted for approximately 53% of our revenues. At December 31, 2012, our top five backlog customers together accounted for approximately 87% of our backlog. If any of our major customers chose to not renew their contracts at the expiration of the existing terms or sought to negotiate concessions, particularly on price, that could have a material adverse effect on our results of operations, business prospects and financial condition. Our customers could experience a downturn in their business or find themselves in financial difficulties, which could result in their ceasing or reducing their use of our services (or becoming unable to pay for services they had contracted to buy). In addition, some of our customers’ industries are undergoing significant consolidation, and our customers may be acquired by each other or other companies, including by our competitors. Such acquisitions could adversely affect our ability to sell services to such customers and to any end-users whom they serve. Some customers have in the past defaulted, and our customers may in the future default, on their obligations to us due to bankruptcy, lack of liquidity, operational failure or other reasons. Such defaults could adversely affect our revenue, operating margins and cash flows. If our contracted revenue backlog is reduced due to the financial difficulties of our customers, our revenue, operating margins and cash flows would be further negatively impacted.

We operate in a highly regulated industry and government regulations may adversely affect our ability to sell our services, or increase the expense of such services or otherwise limit our ability to operate or grow our business.

As an operator of a global satellite system, we are regulated by government authorities in Canada, the United States and other countries in which we operate.

In Canada, our operations are subject to regulation and licensing by Industry Canada pursuant to the Radiocommunication Act (Canada) and by the Canadian Radio-Television and Telecommunications Commission (“CRTC”), under the Telecommunications Act (Canada). Industry Canada has the authority to issue licenses, establish standards, assign Canadian orbital locations, and plan the allocation and use of the radio frequency spectrum, including the radio frequencies upon which our satellites and earth stations depend. The Minister responsible for Industry Canada has broad discretion in exercising this authority to issue licenses, fix and amend conditions of licenses, and to suspend or even revoke them. The CRTC has authority over the allocation (and reallocation) of satellite capacity to particular broadcasting undertakings. Some of our service agreements are subject to CRTC approval. We are required to pay different forms of “universal service” charges in Canada and have certain research and development obligations that do not apply to other satellite operators with which we compete. These rates and obligations could change at any time. In the United States, the Federal Communications Commission (“FCC”) regulates the provision of satellite services to, from or within the United States. Certain of our satellites are owned and operated through a U.S. subsidiary and are regulated by the FCC. In addition, to facilitate the provision of FSS satellite services in C-, Ku- and Ka-band frequencies in the United States market, foreign licensed operators can apply to have their satellites placed on the FCC’s Permitted Space Station List. Our Anik Fl, Anik FlR, Anik F2, Anik F3 and Telstar 14R/Estrela do Sul 2 satellites are currently on this list. The export from the United States of satellites and technical information related to satellites, earth station equipment and provision of services to certain countries are subject to State Department, Commerce Department and Treasury Department regulations, in particular the International Traffic in Arms Regulations (“ITAR”), which currently include satellites on the list of items requiring export permits. These ITAR provisions have constrained our access to technical information and have had a negative impact on our international consulting revenues. In addition, we and our satellite manufacturers may not be able to obtain and maintain necessary export authorizations, which could adversely affect our ability to procure new United States-manufactured satellites; control our existing satellites; acquire launch services; obtain insurance and pursue our rights under insurance policies; or conduct our satellite-related operations and consulting activities.

We also operate satellites through licenses granted by, and are subject to regulations in, countries other than Canada and the United States. For example, the Brazilian national telecommunications agency, ANATEL, has authorized us, through our subsidiary, Telesat Brasil Capacidade de Satélites Ltda. (“TBCS”), to operate Telstar 14R/Estrela do Sul 2, a Ku-band FSS satellite at 63° WL pursuant to a Concession Agreement. Telstar 18 operates at the 138° EL orbital location under an agreement with APT, which has been granted the right to use the 138° EL orbital location by The Kingdom of Tonga. Although our agreement with APT provides us with renewal rights with respect to a replacement satellite at this orbital location, we are relying on third parties to secure those orbital location rights and there can be no assurance that they will be granted at all or on a timely basis. Should we be unsuccessful in obtaining renewal rights for the orbital location, because of the control over the orbital location exercised by Tonga or for other reasons, or we otherwise fail to enter into agreements with APT with respect to such replacement satellite, all revenues obtained from Telstar 18 would cease and could have a material adverse effect on our results of operations, business prospects and financial condition.

In addition to regulatory requirements governing the use of orbital locations, most countries regulate transmission of signals to and from their territory, and we are required to obtain and maintain authorizations to carry on business in the countries in which we operate.

If we fail to obtain or maintain particular authorizations on acceptable terms, such failure could delay or prevent us from offering some or all of our services and adversely affect our results of operations, business prospects and financial condition. In particular, we may not be able to obtain all of the required regulatory authorizations for the construction, launch and operation of any of our future satellites, for the orbital locations and spectrum for these satellites and for our ground infrastructure, on acceptable term or at all. Even if we were able to obtain the necessary authorizations and orbital locations, the licenses we obtain may impose significant operational restrictions, or not protect us from interference that could affect the use of our satellites. Countries or their regulatory authorities may adopt new laws, policies or regulations, or change their interpretation of existing laws, policies or regulations, that could cause our existing authorizations to be changed or cancelled, require us to incur additional costs, impose or change existing pricing, or otherwise adversely affect our operations or revenues. As a result, any currently held regulatory authorizations are subject to rescission and renewal and may not remain sufficient or additional authorizations may be necessary that we may not be able to obtain on a timely basis or on terms that are not unduly costly or burdensome. Further, because the regulatory schemes vary by country, we may be subject to regulations in foreign countries of which we are not presently aware that we are not in compliance with, and as a result could be subject to sanctions by a foreign government. See Item 4B. “Business overview — Government Regulation.”

Our operations may be limited or precluded by ITU rules or processes, and we are required to coordinate our operations with those of other satellite operators.

The ITU, a specialized United Nations agency, regulates the global allocation of radio frequency spectrum and the registration of radio frequency assignments and any associated orbital location in the geostationary satellite orbit. We participate in the activities of the ITU. However, only national administrations have full standing as ITU members. Consequently, we must rely on the relevant government administrations to represent our interests.

The ITU establishes the Radio Regulations, an international treaty which contains the rules concerning frequency allocations and the priority to, coordination of, and use of, radio frequency assignments. The ITU Radio Regulations define the allocation of radio frequencies to specific uses. The ITU Radio Regulations are periodically reviewed and revised at World Radiocommunication Conferences (“WRC”), which take place typically every three to four years. As a result, we cannot guarantee that the ITU will not change its allocation decisions and rules in the future in a way that could limit or preclude our use of some or all of our existing or future orbital locations or spectrum.

The ITU Radio Regulations also establish operating procedures for satellite networks and prescribe detailed coordination, notification and recording procedures. With respect to the frequencies used by commercial geostationary satellites, the ITU Radio Regulations set forth a process for protecting earlier-registered satellite systems from interference from later-registered satellite systems. In order to comply with these rules, we must coordinate the operation of our satellites, including any replacement satellite that has performance characteristics that are different from those of the satellite it replaces, with other satellites. This process requires potentially lengthy and costly negotiations with parties who operate or intend to operate satellites that could affect or be affected by our satellites. For example, as part of our coordination effort on Telstar 12, we agreed to provide four 54 MHz transponders on Telstar 12 to Eutelsat S.A. (“Eutelsat”) for the life of the satellite and have retained risk of loss with respect to those transponders. We also granted Eutelsat the right to acquire, at cost, four transponders on the replacement satellite for Telstar 12. We have leased back from Eutelsat three of the four transponders to provide service to our customers. In addition, the Russian Satellite Communications Company (“RSCC”) has announced that they have commenced construction of a satellite which they intend to launch and operate at 14° WL, adjacent to the location of our Telstar 12 at 15° WL. RSCC’s ITU rights over certain frequencies at 14° WL have priority over our use of these same frequencies on Telstar 12. We have had discussions with RSCC to resolve this issue but, to date, those discussions have not been successful. Failure to reach an appropriate arrangement with RSCC may result in restrictions on the use and operation of Telstar 12 which could materially restrict our ability to earn revenue from Telstar 12. In addition, Telstar 12 is approaching the end of its commercial service life and we will soon need to commence construction of its replacement. The continued uncertainty over our ability to reach an agreement with RSCC, or the failure to reach agreement, could prejudice our ability to replace Telstar 12 on a timely basis, materially restrict our ability to earn revenue from any replacement satellite or may make a replacement satellite not economically viable.

In certain countries, a failure to resolve coordination issues is used by regulators as a justification to limit or condition market access by foreign satellite operators. In addition, while the ITU Radio Regulations require later-in-time systems to coordinate their operations with us, we cannot guarantee that other operators will conduct their operations so as to avoid transmitting any signals that would cause harmful interference to the signals that we, or our customers, transmit. This interference could require us to take steps, or pay or refund amounts to our customers, that could have a material adverse effect on our results of operations, business prospects and financial condition. The ITU’s Radio Regulations do not contain mandatory dispute resolution or enforcement regulations and neither the ITU specifically, nor international law generally, provides clear remedies if the ITU coordination process fails. Failure to coordinate our satellites’ frequencies successfully or to obtain or maintain other required regulatory approvals could have an adverse effect on our business operations, prospects and financial condition, as well as on the value of our business.

If we do not occupy unused orbital locations by specified deadlines, or do not maintain satellites in orbital locations we currently use, those orbital locations may become available for other satellite operators to use.

Our in-orbit satellites do not currently occupy all of the orbital locations for which we have obtained regulatory authorizations. In some cases, the Telesat satellite that occupies an orbital location is not designed to use all of the frequencies for which we have been authorized.

In accordance with the ITU Radio Regulations, governments have rights to use certain orbital locations and frequencies. Certain of these governments have in turn authorized Telesat to use several orbital locations and radio frequencies in addition to those used by our current satellites. Under the ITU Radio Regulations, we must bring into use (“BIU”) these orbital locations and frequencies within a fixed period of time, or the governments in question would lose their priority rights and the orbital location, and frequencies likely would become available for use by another satellite operator. Prior to the WRC which took place in February 2012, the ITU Radio Regulations did not expressly address the manner of use or duration of use required to BIU an orbital location. At the 2012 WRC, the ITU Radio Regulations were amended to expressly require, among other things, a minimum duration that a suitable satellite must be deployed and maintained at an orbital location to BIU frequency assignments at that location. In view of these requirements, it may be more difficult and/or costly to preserve our unused orbital locations and frequencies and we may not be able to do so. In addition, the governments that have authorized us to use these orbital locations have generally conditioned such use on our meeting certain milestones, including making use of the orbital location by a specified time. If we are unable to place satellites into currently unused orbital locations by specified deadlines and in a manner that satisfies the ITU Radio Regulations, national regulatory requirements, or if we are unable to maintain satellites at the orbital locations that we currently use, we may lose our rights to use these orbital locations and the locations could become available for other satellite operators to use. The loss of one or more of our orbital locations could negatively affect our plans and our ability to implement our business strategy.

Our business is capital intensive, and we may not be able to raise adequate capital to finance our business strategies, or we may be able to do so only on terms that significantly restrict our ability to operate our business.

Implementation of our business strategy requires a substantial outlay of capital. As we pursue our business strategies and seek to respond to developments in our business and opportunities and trends in our industry, our actual capital expenditures may differ from our expected capital expenditures. There can be no assurance that we will be able to satisfy our capital requirements in the future. In addition, if one of our satellites failed unexpectedly, there is no assurance of insurance recovery or the timing thereof and we may need to exhaust or significantly draw upon our Revolving Credit Facility or obtain additional financing to replace the satellite. If we determine we need to obtain additional funds through external financing and are unable to do so, we may be prevented from fully implementing our business strategy.

The availability and cost to us of external financing depend on a number of factors, including our credit rating and financial performance and general market conditions. Our ability to obtain financing generally may be influenced by the supply and demand characteristics of the telecommunications sector in general and of the FSS sector in particular. Declines in our expected future revenues under contracts with customers and challenging business conditions faced by our customers are among the other factors that may adversely affect our credit and access to the capital markets. Other factors that could impact our credit rating include the amount of debt in our current or future capital structure, activities associated with strategic initiatives, the health of our satellites, the success or failure of our planned launches, our expected future cash flows and the capital expenditures required to execute our business strategy. The overall impact on our financial condition of any transaction that we pursue may be negative or may be negatively perceived by the financial markets and ratings agencies and may result in adverse rating agency actions with respect to our credit rating and access to the capital markets. Long-term disruptions in the capital or credit markets as a result of uncertainty or recession, changing or increased regulation or failures of significant financial institutions could adversely affect our access to capital. A credit rating downgrade or deterioration in our financial performance or general market conditions could limit our ability to obtain financing or could result in any such financing being available only at greater cost or on more restrictive terms than might otherwise be available and, in either case, could result in our deferring or reducing capital expenditures including on new or replacement satellites.

In certain circumstances, we are required to obtain the approval of our shareholders to incur additional indebtedness. There can be no assurances that we will receive such approval, if required.

Market conditions may make it difficult to extend the maturity of or refinance our existing indebtedness and any failure to do so could have a material adverse effect on our business.

As of December 31, 2012, we had outstanding Senior Secured Credit Facilities consisting of: a $500 million Term Loan A maturing in March 2017; a $174 million Term Loan B maturing in March 2019; and a USD $1.716 billion Term Loan B maturing in March 2019. Together with our $140 million Revolving Credit Facility, the US Term Loan B is subject to a springing maturity which will occur on February 13, 2017 if our Senior Notes are not refinanced. We will need to refinance all or a portion of this indebtedness on or before maturity. Disruptions in the financial markets similar to those that occurred in 2008 could make it more difficult to renew or extend the facilities at current commitment levels, on similar terms or at all. A reduced commitment from the lenders, increased borrowing costs or modification to the financial covenant would result in an increase in our financing costs and/or a decrease in our liquidity, which could adversely affect our growth, our financial condition, our results of operations and our ability to make payments on our debt, including repayments on the Notes when they become due.

Significant changes in exchange rates could have a material adverse effect on our financial results.

Approximately 47% of our revenues for the year ended December 31, 2012, a significant portion of our expenses and a substantial portion of our indebtedness and capital expenditures are denominated in U.S. currency. As a result, the volatility of U.S. currency has exposed and may in the future expose us to foreign exchange risks. We may seek to mitigate these risks through the use of forward currency contracts or other currency hedges, but we may not be successful. To date, our use of forward currency contracts and other currency hedges has been limited and may not adequately protect us from foreign exchange risk. As a result of an increase in the value of the Canadian dollar at December 31, 2012 compared to December 31, 2011, we recorded a foreign exchange gain of approximately $79 million, prior to any loss on hedging instruments. Had the Canadian dollar decreased in value over that period, or should it do so in the future, we would likely incur foreign exchange losses.

The most significant impact of variations in the exchange rate is on our U.S. dollar denominated debt financing. Our main currency exposures as at December 31, 2012 lie in our U.S. dollar denominated cash and cash equivalents, accounts receivable, accounts payable and debt financing. As at December 31, 2012, a five percent increase (decrease) in the Canadian dollar against the U.S. dollar would have increased (decreased) net income and increased (decreased) other comprehensive loss by approximately $145 million and $1 million, respectively. This analysis assumes that all other variables, in particular interest rates, remain constant.

A portion of our revenues come from contracts which are denominated in Brazilian Reais. Any decrease in the value of the Brazilian Reais against the Canadian dollar will reduce our revenues.

Significant changes in exchange rates could materially increase our interest and other payment obligations under our financing arrangements.

As at December 31, 2012, the Canadian dollar equivalent of our debt denominated in U.S. currency was $2,811 million. This U.S. denominated debt consists of a USD $1,716 million Term Loan B facility, USD $900 million of Senior Notes and USD $217 million of Senior Subordinated Notes. As at December 31, 2012 and prior to the impact of any currency hedging, every $0.01 increase (decrease) in the value of the Canadian dollar against the U.S. dollar would have decreased (increased) our indebtedness by $28 million.

Changes in exchange rates impact the amount that we pay in interest, and may significantly increase the amount that we are required to pay in Canadian dollar terms to redeem the Senior Subordinated Notes and/or the Senior Notes, either at maturity, or earlier if redemption rights are exercised or other events occur which require us to offer to purchase the Senior Subordinated Notes and/or the Senior Notes prior to maturity, and to repay funds drawn under the portions of the Senior Secured Credit Facility denominated in U.S. dollars.

For the year ended December 31, 2012, approximately 53% of our revenues were received in currencies other than the U.S. currency, the majority of which were in Canadian currency. The revenues that we receive in U.S. currency may mitigate a portion of our exchange rate risk, but do not fully protect us from that risk. We may seek to mitigate part of this risk through the use of forward currency contracts or other currency hedges, but we may not be successful. To date, our use of forward currency contracts and other currency hedges has been limited to hedging interest and principal payments on a portion of our secured credit facility and does not fully protect us from foreign exchange risk. To date, we have not hedged our foreign currency exposure arising from the Senior Subordinated Notes or the Senior Notes.

The soundness of financial institutions and counterparties could adversely affect us.

We have exposure to many different financial institutions and counterparties (including those under our credit, financing and insurance arrangements), including brokers and dealers, commercial banks, investment banks, insurance providers and other institutions and industry participants. We are exposed to risk, including credit risk resulting from many of the transactions we execute in connection with our hedging activities, in the event that any of our lenders or counterparties, including our insurance providers, are unable to honor their commitments or otherwise default under an agreement with us.

We may experience a failure of ground operations infrastructure or interference with our satellite signals that impairs the commercial performance of, or the services delivered over, our satellites or the satellites of other operators for whom we provide ground services, which could result in a material loss of revenues.

We operate an extensive ground infrastructure including our satellite control centre in Ottawa, our main earth station and back up satellite control facility at Allan Park, 9 earth stations throughout Canada, one teleport located in the United States and one in Brazil, and a telemetry, tracking and control (“TT&C”) facility in Perth, Australia. These ground facilities are used for controlling our satellites and/or for the provision of end-to-end services to our customers.

We may experience a partial or total loss of one or more of these facilities due to natural disasters (tornado, flood, hurricane or other such acts of God), fire, acts of war or terrorism or other catastrophic events. A failure at any of these facilities would cause a significant loss of service for our customers. Additionally, we may experience a failure in the necessary equipment at the satellite control centre, at the back-up facility, or in the communication links between these facilities and remote earth station facilities. A failure or operator error affecting tracking, telemetry and control operations might lead to a break-down in the ability to communicate with one or more satellites or cause the transmission of incorrect instructions to the affected satellite(s), which could lead to a temporary or permanent degradation in satellite performance or to the loss of one or more satellites. Intentional or non-intentional electromagnetic or radio frequency interference could result in a failure of our ability to deliver satellite services to our customers. A failure at any of our facilities or in the communications links between our facilities or interference with our satellite signal could cause our revenues and backlog to decline materially and could adversely affect our ability to market our services and generate future revenues and profit.

We purchase equipment from third party suppliers and depend on those suppliers to deliver, maintain and support these products to the contracted specifications in order for us to meet our service commitments to our customers. We may experience difficulty if these suppliers do not meet their obligations to deliver and support this equipment. We may also experience difficulty or failure when implementing, operating and maintaining this equipment, or when providing services using this equipment. This difficulty or failure may lead to delays in implementing services, service interruptions or degradations in service, which could cause our revenues and backlog to decline materially and could adversely affect our ability to market our services and generate future revenues and profit.

Interruption or failure of, or cyber-attacks on, our information technology and communications systems could hurt our ability to operate our business effectively, which could harm our business and operating results.

Our ability to operate our business depends, in part, on the continuing operation of our information technology and communications systems, which are an integral part of our business. We rely on our information and communication systems, as well as on software applications developed internally and externally to effectively manage our accounting and financial functions, including maintaining our internal controls, operate our satellites and satellites for third parties, provide consulting services to customers, transmit our customer’s proprietary and/or confidential content and assist with other operations, among other things. Although we take steps to secure our information technology and communications systems, including our computer systems, intranet and internet sites, email and other telecommunications and data networks, the security measures we have implemented have not always been effective. While we continue to bolster our systems with additional security measures and, working with external experts, mitigate the risk of security breaches, our systems may be vulnerable to theft, loss, damage and interruption from a number of potential sources and events, including unauthorized access or security breaches, inclement weather, natural or man-made disasters, earthquakes, explosions, terrorist attacks, floods, fires, cyber-attacks, computer viruses, power loss, telecommunications or equipment failures, transportation interruptions, accidents or other disruptive events or attempts to harm our systems. In addition, our facilities are potentially vulnerable to break-ins, sabotage and intentional acts of vandalism. Our disaster recovery planning cannot account for all eventualities. Our business and operations could be adversely affected if, as a result of a significant cyber event or otherwise, our operations are disrupted or shutdown, confidential or proprietary information is stolen or disclosed, we lose customers, we incur costs or are required to pay fines in connection with confidential or export-controlled information that is disclosed, we must dedicate significant resources to system repairs or increase cyber security protection or we otherwise incur significant litigation or other costs as a result of any such event. While our insurance coverage could offset losses relating to some of these types of events, to the extent any such losses are not covered by insurance, a serious disruption to our systems could significantly limit our ability to manage and operate our business efficiently, which in turn could have a material adverse effect on our business, reputation, results of operations and financial condition.

Our dependence on outside contractors could result in delays related to the design, manufacture and launch of our new satellites, which could in turn adversely affect our operating results and prospects.

Any delays in the design, construction or launch of our satellites could have a material adverse effect on our business, financial condition and results of operations. There is a limited number of manufacturers that are able to design and build satellites according to the technical specifications and standards of quality we require, including EADS Astrium, Thales Alenia Space, Boeing, Lockheed Martin, Orbital and SS/L. There is also a limited number of suppliers able to launch such satellites, including International Launch Services, Arianespace, Lockheed Martin and Sea Launch. Should any of our suppliers’ businesses fail, it would reduce competition and could increase the cost of satellites and launch services. Adverse events with respect to any of our manufacturers or launch suppliers could also result in the delay of the design, construction or launch of our satellites. General economic conditions may also affect the ability of our manufacturers and launch suppliers to provide services on commercially reasonable terms or to fulfill their obligations in terms of manufacturing schedules, launch dates, pricing or other items. Even where alternate suppliers for such services are available, we may have difficulty identifying them in a timely manner, we may incur significant additional expense in changing suppliers, and this could result in difficulties or delays in the design, construction or launch of our satellites.

A natural disaster could diminish our ability to provide communications service.

Natural disasters could damage or destroy our ground stations resulting in a disruption of service to our customers. We have in place certain operational procedures designed to protect our antennas and ground stations during natural disasters such as a hurricane, but these procedures may not be sufficient and the collateral effects of such disasters, such as flooding, may impair the functioning of our ground equipment and our ability to control our satellites. If a future natural disaster impairs or destroys any of our ground facilities, we may be unable to provide service to our customers in the affected area for a period of time.

Our future reported net income could be adversely affected by impairments of the value of certain intangible assets.

The assets listed on our consolidated balance sheets as of December 31, 2012 include goodwill valued at approximately $2,447 million and other intangible assets valued at approximately $859 million. Goodwill and other intangible assets (such as orbital locations) with indefinite useful lives were recorded as a result of the

Telesat Canada Acquisition and an assessment of their valuation is undertaken on an annual basis, or whenever events or changes in circumstances indicate that the carrying amount is likely to exceed their recoverable amount. We measure for impairment using a projected discounted cash flow method and confirm the assessment using other valuation methods. If the asset’s carrying value is more than its recoverable amount, the difference is recorded as a reduction in the amount of the asset on the balance sheet and an impairment charge in the statement of earnings. Testing for impairment requires significant subjective judgments by management. Any changes in the estimates used could have a material impact on the calculation of the recoverable amount and result in an impairment charge. We cannot predict whether an event that triggers impairment will occur, when it will occur or how it will affect the reported asset values. If our goodwill or other intangible assets are deemed to be impaired in whole or in part, we could be required to reduce or write off such assets, which could have a material adverse effect on our financial condition.

We may pursue acquisitions, dispositions and strategic transactions which could result in the incurrence of additional costs, liabilities or expenses in connection with the implementation of such transactions.

In the future, we may pursue acquisitions, dispositions and strategic transactions, which may include joint ventures and strategic relations, as well as business combinations or the acquisition or disposition of assets. Acquisitions, dispositions and strategic transactions involve a number of risks, including:

•	potential disruption of our ongoing business;
•	distraction of management;
•	may result in our being more leveraged;
•	the anticipated benefits and costs savings of those transactions may not be realized fully or at all or may take longer to realize than expected;
•	increasing the scope and complexity of our operations; and
•	loss or reduction of control over certain of our assets.

The presence of one or more material liabilities of an acquired company that are unknown to us at the time of acquisition could have a material adverse effect on our results of operations, business prospects and financial condition. A strategic transaction may result in a significant change in the nature of our business, operations and strategy. In addition, we may encounter unforeseen obstacles or costs in implementing a strategic transaction.

We continue to evaluate the performance of all of our businesses and may sell businesses or assets. Such a sale could include a strategic disposition of one or more of our satellites. In addition to the risks listed above that may occur with any acquisition, disposition or strategic transaction, a satellite divestiture could result in a loss of revenues or significant write-offs, including those related to goodwill and other intangible assets, which could have a material adverse effect on our financial condition, results of operations and cash flows. There can be no assurance that we will be successful in addressing these or any other significant risks encountered.

We could experience the departure of key employees or may be unable to recruit the employees needed for our success.

We rely on a number of key employees, including members of our management and certain other employees possessing unique experience in technical and commercial aspects of the satellite services business. If we are unable to retain these employees, it could be difficult to replace them. In addition, our business, with its constant technological developments, must continue to attract highly qualified and technically skilled employees. In the future, if we were unable to retain or replace these employees, or if we were unable to attract new highly qualified employees, this could have a material adverse effect on our results of operations, business prospects and financial condition.

The content of third-party transmissions over our satellites may affect us since we could be subject to sanctions by various governmental entities for the transmission of certain content.

We provide satellite capacity for transmissions by third parties. We do not decide what content is transmitted over our satellites, although our contracts generally provide us with rights to prohibit certain types of content or to cease transmission or permit us to require our customers to cease their transmissions under certain circumstances. A governmental body or other entity may object to some of the content carried over our satellites, such as “adult services” video channels or content deemed political in nature. Issues arising from the content of transmissions by these third parties over our satellites could affect our future revenues, operations or our relationship with certain governments or customers.

Our failure to maintain or obtain authorizations under and comply with the U.S. export control and trade sanctions laws and regulations could have a material adverse effect on our results of operations, business prospects and financial condition.

The export of satellites and technical data related to satellites, earth station equipment and provision of services are subject to U.S. export control and economic sanctions laws, implemented by U.S. State Department, Commerce Department and Treasury Department regulations. If we do not maintain our existing authorizations or obtain necessary future authorizations under the export control laws and regulations of the United States, we may be unable to export technical data or equipment to non-U.S. persons and companies, including to our own non-U.S. employees, as required to fulfill existing contracts. If we do not maintain our existing authorizations or obtain necessary future authorizations under and comply with the trade sanctions laws and regulations of the United States, we may not be able to provide satellite capacity and related administrative services to certain of our customers. Violations of these laws and regulations can also result in civil and criminal sanctions or penalties. Our ability to acquire new satellites, launch new satellites or operate our satellites could also be negatively affected if our suppliers do not obtain required U.S. export authorizations.

We are subject to risks associated with doing business internationally.

Our operations internationally are subject to risks that are inherent in conducting business globally. We are subject to compliance with the United States Foreign Corrupt Practices Act (“FCPA”) and other similar anti-corruption laws, which generally prohibit companies and their intermediaries from making improper payments to foreign government officials for the purpose of obtaining or retaining business. While our employees are required to comply with these laws, we cannot be sure that our internal policies and procedures will always protect us from violations of these laws, despite our commitment to legal compliance and corporate ethics. Violations of these laws may result in severe criminal and civil sanctions as well as other penalties, and the SEC and U.S. Department of Justice have increased their enforcement activities with respect to the FCPA. The occurrence or allegation of these types of risks may adversely affect our business, performance, financial condition, and results of operations.

Enforcement of civil liabilities against us may be more difficult because we are a Canadian corporation.

Holdings, Telesat and certain guarantors of our Notes are formed under the laws of Canada. Several of the Co-Issuers’ directors and officers are residents of Canada, and a substantial portion of their assets as well as a substantial portion of the assets of Telesat and the guarantors of our Notes are located outside the United States. It may be difficult for holders of our Notes to effect service within the United States upon directors and officers who are not residents of the United States in order to institute actions in United States courts predicated upon civil liability under U.S. federal or state securities laws or other laws of the United States. There is some doubt as to the enforceability in Canada in original actions, or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated upon the U.S. federal securities laws. The courts of Canada may not: (a) enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States; or (b) enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States.

Risks Related to our Indebtedness and our Senior and Senior Subordinated Notes

Our substantial debt may adversely affect our cash flow and prevent us from fulfilling our obligations under our Notes and our other outstanding indebtedness.

We have a significant amount of debt. As of December 31, 2012, we had total debt, including the effect of our cross-currency basis swaps, of USD $3,684 million at an exchange rate of USD $1.00/$0.9921, the spot rate in effect as of December 31, 2012, as reported by Bloomberg. Our total debt by currency consists of $674 million and USD $3,005 million (including USD $1,001 million converted to $1,163 million on October 31, 2007 as part of amortizing basis swaps at USD $1.00/CAD $1.1615; $1,163 million was the equivalent of USD $1,172 million as at December 31, 2012).

Our substantial amount of debt may have important consequences. For example, it may:

•	make it more difficult for us to satisfy our obligations under our Notes;
•	increase our vulnerability to general adverse economic and industry conditions;
•	require us to dedicate a substantial portion of our cash flow from operations to make interest and principal payments on our debt, thereby limiting the availability of our cash flow to fund future capital expenditures, working capital and other general corporate requirements;
•	limit our flexibility in planning for, or reacting to, changes in our business and in the industries that we service;
•	place us at a competitive disadvantage compared with competitors that have less debt; and
•	limit our ability to borrow additional funds, even when necessary to maintain adequate liquidity.

In addition, a substantial portion of our available borrowings bear interest at variable rates. If market interest rates increase, variable-rate debt will create higher debt service requirements, which may adversely affect our cash flow. While we may enter into agreements limiting our exposure to higher interest rates, any such agreements may not offer adequate protection from this risk.

Despite our current levels of debt we and our subsidiaries may incur substantially more debt. This may further exacerbate the risks associated with our substantial debt as described herein and prevent us from fulfilling our obligations under our Notes.

We may incur additional debt in the future. The terms of our Senior Secured Credit Facilities and the indentures governing our Notes allow us to incur substantial amounts of additional debt, subject to certain limitations. If new debt is added to our current debt levels, the related risks discussed in this “Risk factors” section may be magnified.

Our Notes are effectively subordinated to the co-issuers’ and the guarantors’ indebtedness under the Senior Secured Credit Facilities and any other future secured debt to the extent of the value of the assets securing such debt.

The Notes, and each guarantee of the Notes, are unsecured and therefore are effectively subordinated to any secured debt that the co-issuers or the guarantors may incur to the extent of the value of the assets securing such debt. In the event of a bankruptcy or similar proceeding involving a co-issuer or guarantor, the assets which serve as collateral for any secured debt will be available to satisfy the obligations under the secured debt before any payments are made on the Notes. At December 31, 2012, we had outstanding secured indebtedness of USD $2,567 million at an exchange rate of USD $1.00/CAD $0.9921 (total secured debt by currency consists of $674 million and USD $1,887 million (including USD $1,172 million related to the USD $1,001 million which has been converted to $1,163 million as part of cross-currency basis swaps at USD $1.00/CAD $1.1615)) and $140 million of unused available revolving capacity under our Senior Secured Credit Facilities (not giving effect to outstanding letters of credit). The Notes are effectively subordinated to any borrowings under our current or future senior credit facilties and our other secured debt to the extent of the value of the assets securing such debt.

The right to receive payments on the Senior Subordinated Notes is subordinated to the co-issuers and the guarantors senior debt.

Payment on the Senior Subordinated Notes is subordinated in right of payment to all of the senior debt of the co-issuers and the guarantors, including obligations under Senior Secured Credit Facilities and the Senior Notes. As of December 31, 2012, we had outstanding indebtedness of approximately USD $3,467 million which is expressly senior to the Senior Subordinated Notes. In addition, we have undrawn available capacity under our Senior Secured Credit Facilities as described above, which, if and when drawn, would also be expressly senior to the Senior Subordinated Notes. Upon any distribution to our or our subsidiaries’ creditors in a bankruptcy, litigation or reorganization or similar proceeding relating to us or our subsidiaries or our or their property, the holders of senior debt will be entitled to be paid in full in cash (including with respect to post-petition interest) before any payment may be made on the Senior Subordinated Notes. In these cases, sufficient funds may not be available to pay all of our creditors, and holders of Senior Subordinated Notes may receive less, ratably, than the holders of senior debt and, due to the turnover provisions in the indenture governing the Senior Subordinated Notes, less, ratably, than the holders of unsubordinated obligations, including trade payables. In addition, all payments on the Senior Subordinated Notes will be blocked in the event of a payment default on senior debt and may be blocked for limited periods in the event of certain nonpayment defaults on our Senior Secured Credit Facilities.

The agreements governing our debt, including our Notes and our Senior Credit Facilities, contain various covenants that impose restrictions on us that may affect our ability to operate our business and to make payments on the Notes.

The agreements governing our debt, including our Senior Subordinated Notes, Senior Notes, and our Senior Secured Credit Facilities, impose operating and financial restrictions on our activities. These restrictions require us, in the case of our Senior Secured Credit Facilities, to comply with a financial maintenance covenant whereby Telesat is not permitted to exceed a 5.25 to 1.00 senior secured leverage test. Agreements governing our existing debt, and future debt agreements may, also limit or prohibit our ability to, among other things:

•	incur additional debt and issue disqualified stock and preferred shares;
•	create liens;
•	pay dividends, acquire shares of capital stock, make payments on subordinated debt or make investments;
•	create or permit to exist specified restrictions on our ability to receive distributions from restricted subsidiaries;
•	make certain investments;
•	issue guarantees;
•	issue or sell the capital stock of restricted subsidiaries;
•	sell or exchange assets;
•	modify or cancel our satellite insurance;
•	enter into sale-leaseback transactions;
•	enter into certain transactions with affiliates; and
•	effect mergers.

These restrictions on our ability to operate our business could seriously harm our business by, among other things, limiting our ability to take advantage of financing, merger and acquisition and other corporate opportunities.

Various risks, uncertainties and events beyond our control could affect our ability to comply with these covenants and maintain this financial ratio. Failure to comply with any of the covenants in our existing or future financing agreements could result in a default under those agreements and under other agreements containing cross-default provisions. A default would permit lenders to accelerate the maturity for the debt under these agreements and to foreclose upon any collateral securing the debt. Under these circumstances, we might not have sufficient funds or other resources to satisfy all of our obligations, including our obligations under the Notes.

The limitations imposed by financing agreements on our ability to incur additional debt and to take other actions might significantly impair our ability to obtain other financing. To service our debt and to fund planned capital expenditures, we will require a significant amount of cash, which may not be available to us.

Our ability to make payments on, or repay or refinance our debt, including the Notes, and to fund planned capital expenditures will depend largely upon our future operating performance. Our future performance, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. In addition, our ability to borrow funds in the future to make payments on our debt will depend on the satisfaction of the covenants in our Senior Secured Credit Facilities and in the indentures governing the Notes and other agreements we may enter into in the future. Specifically, we need to maintain a certain senior secured leverage ratio under our Senior Secured Credit Facilities and failure to comply with this maintenance covenant will result in an event of default. The indenture governing the Notes also contains limitations on our ability to incur additional debt. We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under our Senior Secured Credit Facilities or from other sources in an amount sufficient to enable us to pay our debt, including the Notes, or to fund our other liquidity needs. As of December 31, 2012, we had $140 million of unused available revolving capacity under our senior credit facilities (not giving effect to outstanding letters of credit). In addition, if the capital market conditions that prevailed in the latter part of 2008 and early 2009 were to return, our ability to raise additional capital to refinance our debt or to fund our operations may be significantly impaired.

If our cash flows and capital resources are insufficient to service our indebtedness, we may be forced to reduce or delay capital expenditures, sell assets, seek additional capital or restructure or refinance our indebtedness, including the Notes. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. Our ability to restructure or refinance our debt will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. In addition, the terms of existing or future debt agreements, including our Senior Secured Credit Facilities and the indentures governing the Notes, may restrict us from adopting some of these alternatives. In the absence of such operating results and resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations. We may not be able to consummate those dispositions for fair market value or at all. Furthermore, any proceeds that we could realize from any such dispositions may not be adequate to meet our debt service obligations then due.

We may not be able to generate sufficient cash to service all of our indebtedness, and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Our ability to make scheduled payments on or refinance our debt obligations depends on our financial condition and operating performance, which are subject to prevailing economic, industry and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond our control (as well as and including those factors discussed under “— Risks related to our business” above). We may be unable to maintain a level of cash flow from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness, including the Notes.

If our cash flow and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance our indebtedness. We may not be able to effect any such alternative measures on commercially reasonable terms or at all and, even if successful, those alternative actions may not allow us to meet our scheduled debt service obligations. The credit agreement governing the Senior Secured Credit Facilities and the indentures governing our Notes restrict our ability to dispose of assets and use the proceeds from those dispositions and may also restrict our ability to raise debt or equity capital to be used to repay other indebtedness when it becomes due. We may not be able to consummate those dispositions or to obtain proceeds in an amount sufficient to meet any debt service obligations then due.

We may be unable to make a change of control offer required by the indentures governing our Notes, which would cause defaults under the Indentures and our Senior Secured Credit Facilities.

The terms of our Notes require us to make an offer to purchase the Notes upon the occurrence of a change of control at a purchase price equal to 101% of the principal amount of the Notes, plus accrued interest to the date of the purchase. Additionally, under our Senior Secured Credit Facilities, a change of control (as defined therein) constitutes an event of default that permits the lenders to accelerate the maturity of all outstanding principal and interest and terminate their commitments to lend. In addition, our other financing arrangements may require repayment of amounts outstanding in the event of a change of control and may, therefore, limit our ability to fund the repurchase of the Notes in certain circumstances. It is possible that we will not have sufficient funds at the time of the change of control to make the required repurchase of the Notes or that restrictions in future financing agreements will not allow the repurchases.

Holders of the Notes may not be able to determine when a change of control giving rise to their right to have the Notes repurchased has occurred following a sale of “substantially all” of our assets.

The definition of change of control in the indentures governing the Notes includes a phrase relating to the sale of “all or substantially all” of our assets. There is no precise established definition of the phrase “substantially all” under applicable law. Accordingly, the ability of a holder of our Notes to require us to repurchase the Notes as a result of a sale of less than all our assets to another person may be uncertain.

Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.

Borrowings under the Senior Secured Credit Facilities are at variable rates of interest and expose us to interest rate risk. Assuming all revolving loans are fully drawn, each quarter point change in interest rates would result in a $6.3 million change in annual interest expense on indebtedness under the Senior Secured Credit Facilities. We have entered into, and in the future we may enter into, interest rate swaps that involve the exchange of floating for fixed rate interest payments in order to reduce interest rate volatility. However, we may not maintain interest rate swaps with respect to all or any of our variable rate indebtedness, and any swaps we enter into may not fully mitigate our interest rate risk, may prove disadvantageous or may create additional risks, including risks discussed in “— Risks related to our business” above.

Because of the Telesat Canada Reorganization and Divestiture Act, a Canadian act uniquely applicable to Telesat Canada (but not the guarantors, our other subsidiaries or Telesat LLC), Telesat Canada may not have access to the usual protections from creditors and other rights available to insolvent persons, and creditors, including holders of our Notes, may not have recourse to the usual rights, remedies and protections under applicable bankruptcy and insolvency laws generally available to creditors of insolvent persons.

Under the Telesat Canada Reorganization and Divestiture Act (“Telesat Divestiture Act”), Telesat Canada (as a corporate entity) is subject to certain special conditions and restrictions. The Telesat Divestiture Act provides that no legislation relating to the solvency or winding-up of a corporation applies to Telesat Canada and in no case shall the affairs of Telesat Canada be wound up unless authorized by an Act of the Parliament of Canada. As a result of such legislative provisions, Telesat Canada and its creditors, including creditors under the Senior Secured Credit Facilities, holders of the Notes may not have recourse to the usual rights, remedies and protections under applicable bankruptcy and insolvency laws, including the imposition of a stay of proceedings, or a regulated and orderly process to settle or compromise claims and make distributions to creditors, or recourse to fraudulent preference or conveyance laws. The effect of the Telesat Divestiture Act upon an insolvency of Telesat Canada has not been considered by a Canadian court and, accordingly, the application of Canadian federal bankruptcy and insolvency laws and provincial receivership and fraudulent conveyance and assignment and preference laws, and the exercise by a Canadian court of any judicial discretion which could affect the enforcement of rights and remedies or other equitable relief against Telesat Canada in the context of an insolvency, is uncertain. To the extent bankruptcy and insolvency laws do not apply to Telesat Canada, its creditors may individually seek to pursue any available rights or remedies, as secured or unsecured creditors as the case may be, against Telesat Canada and its assets. The assets of Telesat Canada only (including its shares in its subsidiaries) are subject to the Telesat Divestiture Act, but the assets of the guarantors, including the subsidiary guarantors, are not. These restrictions may have a material impact on the sale of Telesat Canada or its assets in any bankruptcy or reorganization scenario.

The guarantees associated with our Notes may not be enforceable because of fraudulent preference or conveyance laws.

Fraudulent conveyance laws in the United States and Canada have been enacted for the protection of creditors. Under these fraudulent preference or conveyance laws, a United States or Canadian court could subordinate the guarantees granted under the indentures governing our Notes, including the Senior Subordinated Notes and the Senior Notes (and in the case of the Senior Subordinated Notes, further subordinate such guarantees) to the guarantors’ present and future indebtedness and a United States or Canadian court could take other actions detrimental to your interests as a holder of the Notes, including voiding the guarantees and payments made under the guarantees. The United States or Canadian courts could take that action if it found that at the time the guarantee was incurred, such guarantor:

•	incurred this debt with the intent of hindering, delaying, defeating or defrauding current or future creditors;
•	received less than reasonably equivalent value or fair consideration for incurring this debt and the guarantor;
•	was insolvent or was rendered insolvent by reason of the related financing transactions;
•	was engaged, or about to engage, in a business or transaction for which its remaining assets constituted unreasonably small capital to carry on its business; or
•	intended to incur, or believed that it would incur, debts beyond its ability to pay these debts as they mature, as all of the foregoing terms are defined in or interpreted under the relevant fraudulent transfer or conveyance statutes.

The measure of insolvency for purposes of the foregoing considerations will vary depending upon the law of the jurisdiction that is being applied in any such proceeding. Generally, an entity would be considered insolvent if, at the time it incurred the debt or issued the guarantee:

•	it could not pay its debts or contingent liabilities as they become due;
•	the sum of its debts, including contingent liabilities, is greater than its assets, at fair valuation; or
•	the present fair saleable value of its assets is less than the amount required to pay the probable liability on its total existing debts and liabilities, including contingent liabilities, as they become absolute and mature.

If a guarantee is voided as a fraudulent preference or conveyance or found to be unenforceable for any other reason, you will not have a claim against that guarantor and will only be our creditor or that of any guarantor whose obligation was not set aside or found to be unenforceable. In addition, the loss of certain guarantees will constitute a default under the applicable indenture, which default could cause all outstanding Notes to become immediately due and payable and would likewise trigger a default under the Senior Secured Credit Facilities.

We believe that, at the time the guarantors initially incurred the debt represented by the guarantees, the guarantors:

•	did not have the intent of hindering, delaying or defrauding any creditors;
•	did not receive less than reasonably equivalent value or fair consideration for incurring the debt;
•	were not insolvent or rendered insolvent by the incurrence;
•	had sufficient capital to run our or their businesses effectively;
•	were able to pay obligations on the Notes and the guarantees, together with their other debts, as they mature or become due; and

•	did not incur the debt with a view to, nor did the incurrent have the effect of, giving a preference over any other creditors.

In reaching the foregoing conclusions we have relied upon our analyses of internal cash flow projections and estimated values of the assets and liabilities of the guarantors. In addition, we have relied on a limitation to be contained in the guarantors’ guarantees that limits each guarantee as necessary to prevent it from constituting a fraudulent conveyance under applicable law. However, a court passing on these questions might not reach the same conclusions. See also “Risk factors — Risks related to our Indebtedness and our Senior and Senior Subordinated Notes — Because of the Telesat Canada Reorganization and Divestiture Act, a Canadian act uniquely applicable to Telesat Canada (but not the guarantors, other subsidiaries or Telesat LLC), Telesat Canada may not have access to the usual protections from creditors and other rights available to insolvent persons, and creditors, including holders of our Senior Notes, may not have recourse to the usual rights, remedies and protections under applicable bankruptcy and insolvency laws generally available to creditors of insolvent persons.”

Because each guarantor’s liability under its guarantees may be reduced to zero, avoided or released under certain circumstances, the holders of our Notes may not receive any payments from some or all of the guarantors.

The holders of our Notes have the benefit of the guarantees of the guarantors. However, the guarantees by the guarantors are limited to the maximum amount that the guarantors are permitted to guarantee under applicable law. As a result, a guarantor’s liability under its guarantee could be reduced to zero, depending on the amount of other obligations of such guarantor. In particular, in certain jurisdictions, a guarantee issued by a company that is not in the company’s interests, the burden of which exceeds the benefit to the company, or which is entered into within a certain period prior to insolvency or bankruptcy, may not be valid and enforceable. Further, under the circumstances discussed more fully above, a court under Federal or state fraudulent conveyance and transfer statutes or Canadian court under federal or provincial legislation relating to fraudulent conveyance or fraudulent preferences could void the obligations under a guarantee or further subordinate it to all other obligations of the guarantor. In addition, you will lose the benefit of a particular guarantee if it is released under certain circumstances.

The ability to transfer our Notes may be limited by the absence of an active trading market for the Notes.

An active market for the Notes may not develop or, if developed, it may not continue. Historically, the market for non-investment-grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the Notes. The market, if any, for any of the Notes may experience similar disruptions and any such disruptions may adversely affect the prices at which you may sell your Notes. In addition, the Notes may trade at a discount from their initial offering price, depending upon prevailing interest rates, the market for similar Notes, our performance and other factors. The liquidity of the trading market in the Notes, and the market price quoted for the Notes, may be adversely affected by changes in the overall market for fixed income securities and by changes in our financial performance or prospects or in the prospects for companies in our industry in general. As a result, we cannot assure you that an active trading market will develop. If no active trading market develops, you may not be able to resell your Notes at a favorable price or at all.

You should not rely on Telesat LLC in evaluating an investment in our Notes.

Telesat LLC was formed in connection with the initial funding of the Telesat Canada Acquisition in 2007 and for the issuance of the Notes and currently has no independent operations and no assets and generally will be prohibited from engaging in any material business activities, except in connection with the incurrence of indebtedness permitted under the indentures governing the Notes, including guaranteeing or borrowing under the Senior Secured Credit Facilities, and activities incidental thereto. You should therefore not rely upon Telesat LLC in evaluating whether to invest in our Notes.

Our significant shareholders may have interests that conflict with the interests of bondholders.

Loral owns 62.8% of the economic interest of Telesat Holdings, and PSP Investments owns 35.3%. We are controlled by our board of directors comprised of ten members, three nominated by Loral, three nominated by

PSP Investments and four independent directors selected by a nominating committee comprised of one PSP Investments nominee, one Loral nominee and one of the independent directors then in office. Loral and PSP Investments together can effectively control any vote. Additionally, Loral has veto rights with respect to certain decisions pertaining to Telesat Holdings that require shareholder approval. Circumstances may occur in which the interests of these shareholders could be in conflict with the interests of the holders of the Notes issued by us. In addition, these shareholders may have an interest in pursuing acquisitions, divestitures, additional financing activities or other transactions that, in their judgment, could enhance their equity investment, even though such transactions might involve risks to the holders of our Notes if the transactions resulted in our acquiring more debt or significantly changed the nature of our business operations or strategy. In addition, if we encounter financial difficulties, or we are unable to pay our debts as they mature, the interests of our shareholders might conflict with those of the holders of our Notes. In that situation, for example, the holders of our Notes might want us to raise additional equity from existing shareholders or other investors to reduce our leverage and pay our debts, while existing shareholders might not want to increase their investment in us or have their ownership diluted and may instead choose to take other actions, such as selling our assets.

Various funds affiliated with MHR Fund Management (“MHR”) held, as of December 31, 2012, approximately 38.3% of Loral’s outstanding voting common stock and 57.4% of Loral’s total outstanding voting and non-voting common stock. Mark H. Rachesky, M.D., chairman of our board of directors and non-executive chairman of the board of directors of Loral, is the co-founder and president of MHR.

Item 4. Information on the Company

A. History and development of the company.

Telesat Interco Inc. (“Telesat Interco”) was incorporated under the Canada Business Corporations Act (the “CBCA”) on November 6, 2006 in contemplation of an acquisition of Telesat Canada and the related transfer of Loral Skynet to Telesat Canada, which we refer to as “the Telesat Canada transaction.” Telesat Canada was originally formed in 1969 by the Telesat Canada Act, or the Telesat Act. In 1972, Telesat Canada launched the world’s first domestic commercial satellite in geostationary orbit and continued as a pioneer in technical and commercial innovation with the first commercial Ku-band satellite in 1978, Canada’s first DBS satellite in 1999 and the first consumer 2-way Ka-band broadband Internet service via satellite in 2004. Since the mid-1970’s, Telesat has provided satellite services for voice, data and broadcast communications across Canada, including the far north, bringing to those isolated areas services similar to ones available in major centres. As part of its government divestiture, pursuant to the Telesat Divestiture Act, Telesat Canada was continued on March 27, 1992 under the CBCA, the Telesat Act was repealed and the government sold its shares in Telesat Canada to Alouette Telecommunications Inc. (“Alouette”), which subsequently became a wholly-owned subsidiary of BCE. Alouette was amalgamated with Telesat Canada on January 1, 2007 under the name “Telesat Canada.” On October 31, 2007, Telesat Canada amalgamated with 436320 Canada Inc., a wholly-owned subsidiary of Telesat Interco, to continue as Telesat Canada.

Loral Skynet, a Delaware corporation, was a wholly-owned subsidiary of Loral Space & Communications Holdings Corporation, a Delaware corporation (“LSC Holdings”). Through earlier mergers and acquisitions, Loral Skynet traces its history to two of the originating businesses in United States satellite communications with more than 40 years of experience: AT&T Skynet and Orion Satellite Corporation (“Orion”). AT&T Skynet and its predecessor organizations in AT&T Bell Laboratories launched the satellite industry by demonstrating the first trans-Atlantic satellite delivery of television on Telstar 1 in 1962. Through the 1970s, 1980s and 1990s, AT&T Skynet provided industry-leading telephone and television services in the United States for AT&T and leading television broadcasters and cable operators on the Comstar and Telstar series of satellites. In 1997, AT&T Skynet was acquired from AT&T by LSC Holdings, became Loral Skynet, and expanded from United States only to global satellite operations. Orion was formed in 1988 for the purpose of launching international VSAT services and expanding newly enabled “separate system” international services. In 1994, Orion launched Orion 1, which provided early trans-Atlantic VSAT services between the United States and Europe. Orion was the second United States licensed “separate system” authorized to compete directly with Intelsat for certain types of international satellite services. Orion was acquired by LSC Holdings in 1998 and merged operationally with Loral Skynet in 1999. In July 2003, Loral Space & Communications Ltd. (“Old Loral”) and its subsidiaries, including the predecessor business that constitutes Loral Skynet, sought protection under chapter 11 of the United States federal bankruptcy code. Loral and Loral Skynet succeeded to the business of Old Loral in connection with a chapter 11 plan of reorganization when Old Loral emerged from bankruptcy in November 2005.

The Telesat Canada Acquisition

On October 31, 2007, Telesat Interco, a Canadian company and wholly-owned subsidiary of Telesat Holdings, a Canadian company indirectly owned by PSP Investments and Loral, acquired 100% of the stock of Telesat Canada and certain other assets from BCE for $3.25 billion (approximately USD $3.42 billion at an October 31, 2007 exchange rate of USD $1.00/$0.9499) (the “Telesat Canada Acquisition”).

PSP Investments, through its wholly-owned subsidiary, Red Isle Private Investments Inc. (“Red Isle”), contributed to Telesat Holdings USD $525 million in cash in exchange for (a) shares of 7% fixed rate senior non-convertible PIK mandatorily redeemable preferred stock of Telesat Holdings (the “Holding PIK Preferred Stock”), (b) common shares of Telesat Holdings representing approximately 30% of the participating equity of Telesat Holdings, and (c) voting participating preferred shares of Telesat Holdings representing approximately 6% of the participating equity of Telesat Holdings. The voting participating preferred shares are convertible into common shares on a one-for-one basis and have all of the rights of common shares, except that they do not have the right to vote for the election of directors of Telesat Holdings. The voting participating preferred shares do not have any liquidation preference or dividend rights above the common shares. In a related transaction, Red Isle transferred to Telesat Holdings $55,163,172, representing the market value of certain foreign exchange contracts entered into by Red Isle, in exchange for the issuance to Red Isle of a portion of the 36% equity shareholding acquired by Red Isle, in the form of voting participating preferred shares. We refer to these equity contributions as the Equity Financing.

The Skynet Transaction

On October 31, 2007, in connection with the Telesat Canada acquisition, Loral Skynet transferred substantially all of its assets (the “Loral Skynet Business”) to Telesat Holdings pursuant to an asset transfer agreement (the “Asset Transfer Agreement”). In exchange for the transfer of such assets, Telesat Holdings issued to a subsidiary of Loral common shares representing 33 1/3% of all voting and participating equity rights outstanding after such issuance and non-voting participating preferred shares representing 30 2/3% of all participating equity of Telesat Holdings outstanding after such issuance. The non-voting participating preferred shares of Telesat Holdings acquired by a subsidiary of Loral are convertible into common shares on a one-for-one basis if held by a shareholder that is “Canadian” for Canadian regulatory purposes. These non-voting participating preferred shares do not have any liquidation preference or dividend rights above common shares of Telesat Holdings. Under current regulations, neither Loral nor any subsidiary of Loral is able to convert any of these shares into common shares of Telesat Holdings.

In addition, on October 31, 2007, Skynet Satellite Corporation (“SSC”), a Delaware corporation which became an indirect wholly-owned subsidiary of Telesat Holdings as of the closing of the Asset Transfer Agreement, purchased from Loral Skynet certain other assets and assumed certain liabilities of Loral Skynet for the purchase price of USD $25,472,000 in marketable securities pursuant to the terms of an asset purchase agreement (the “Asset Purchase Agreement”). We refer to the transfer of the Loral Skynet Business to us pursuant to the Asset Transfer Agreement and the Asset Purchase Agreement as the Skynet Transaction.

Telesat Holdings also, subject to certain exceptions, assumed the liabilities of the Loral Skynet Business.

Senior Secured Credit Facilities and Bridge Facilities

In connection with the Telesat Canada Acquisition, we entered into senior secured credit facilities, a senior bridge facility and a senior subordinated bridge facility. The obligations under the bridge facilities were exchanged for the notes issued in June 2008.

Refinancing

Loral Skynet’s existing 12% preferred stock was redeemed in connection with the Skynet Transaction on November 5, 2007 and Telesat Canada’s existing 8.2% senior notes were redeemed on November 30, 2007. In addition, in connection with the Telesat Canada transaction, Loral Skynet’s 14% senior secured notes were repaid on September 5, 2007 with amounts borrowed under an interim refinancing facility of Loral Skynet provided by a third party lender. All outstanding amounts under this facility were repaid and all obligations thereunder discharged upon consummation of the Telesat Canada transaction out of transaction proceeds. We refer to these redemptions and refinancings as the Refinancing.

Telesat Reorganization

Immediately following the Telesat Canada acquisition, (i) all of the shares of Telesat Canada acquired by Telesat Interco in the Telesat Canada acquisition were transferred to 4363230 Canada Inc. in exchange for the issuance to Telesat Interco of common shares of 4363230 Canada Inc.; (ii) the senior secured credit facilities and the bridge facilities were assigned by Telesat Interco to, and were assumed by, 4363230 Canada Inc.; (iii) 4363230 Canada Inc. and Telesat Canada were amalgamated under the name “Telesat Canada”; and (iv) the Loral Skynet Business acquired by Telesat Holdings was transferred to Telesat Interco, and then to Telesat Canada, in exchange for the issuance to Telesat Interco of common shares of Telesat Canada. These transactions are referred to as the Telesat Reorganization.

As a result of the Telesat Reorganization, the obligations under the senior secured credit facilities and the bridge facilities became obligations of Telesat Canada by operation of law, all of the assets of Telesat Canada before its amalgamation became the assets of the amalgamated Telesat Canada, the Loral Skynet Business became owned by Telesat Canada and Telesat Canada became a wholly-owned subsidiary of Telesat Interco. The obligations under the bridge facilities were exchanged for the notes issued in June 2008. See “Item 5A. Operating results — Debt” for additional information about our current financing arrangements.

Currently, Loral indirectly holds shares in Telesat Holdings effectively representing 62.8% of the economic interests and 33 1/3% of the voting power of Telesat Holdings and PSP Investments indirectly holds shares effectively representing 35.3% of the economic interests, 66 2/3% of the voting power, other than in respect of the election of directors, and together with two other Canadian investors, 66 2/3% of the voting power for the election of directors, of Telesat Holdings. Certain current and former members of Telesat’s management team hold shares representing 1.9% of the economic interests of Telesat Holdings. Telesat Holdings owns all of the issued and outstanding shares of Telesat Interco, and Telesat Interco owns all of the issued and outstanding shares of Telesat Canada.

B. Business overview

We are a leading global fixed satellite services operator, with facilities around the world. The combination of Telesat Canada and Loral Skynet created a powerful international platform supporting (i) strong video distribution and DTH neighborhoods in North America characterized by long-term contracts with blue chip customers and significant contractual backlog, (ii) an efficient enterprise and government services business that provides North American customers with end-to-end communications services, and (iii) a strong international video distribution, enterprise services and government services business.

Through our deep commitment to customer service and focus on innovation and technical expertise, we have developed strong relationships with a diverse range of high-quality customers, including many of the world’s largest video and data service providers. Our current customers include North American DTH providers Bell TV, Shaw Direct and EchoStar/DISH Network, and leading telecommunications and media firms such as Chellomedia Programming, Canadian Broadcasting Corporation, Bell Media and HBO.

Our North American Broadcast and Enterprise Services customer service contracts are typically multi-year in duration and, in the past, we have successfully contracted all or a significant portion of a satellite’s capacity prior to commencing construction. As a result, we had approximately $5.1 billion in contracted revenue backlog as of December 31, 2012. See “Business overview — Sales and Marketing — Revenue Backlog” for additional information.

The North American focused part of our satellite fleet is comprised of eight satellites, Anik F1R, Anik F2, Anik F3, Nimiq 1, Nimiq 2, Nimiq 4, Nimiq 5 and Nimiq 6, plus the Canadian payload on ViaSat-1. The international focused part of our satellite fleet is comprised of five satellites: Anik F1, Telstar 11N, Telstar 12, Telstar 14R/Estrela do Sul 2 and Telstar 18. Our Anik G1 satellite, which we anticipate will be launched in the first half of 2013, will have both North American and South American coverage.

We also operate numerous satellites for third parties.

We believe our global satellite fleet, access to our desirable orbital locations and strong relationships with our customers underpin our established, predictable core business, and provide us with the opportunity to capitalize on the growth drivers in the satellite industry and the markets we serve.

Industry Overview and Trends

We compete in the market for the provision of voice, data, video and internet connectivity services worldwide. Services of this type are provided using various technologies, including satellite networks. We currently operate in the FSS sector of the satellite industry. Operators in the FSS sector provide communications links between fixed points on the earth’s surface, referred to as point-to-point services, and from one point to multiple points, referred to as point-to-multipoint services. Over the last several years, deregulation and privatization have significantly reshaped the FSS sector. In addition, the sector has undergone consolidation, with regional and national operators being acquired by larger companies or seeking to partner with other providers.

Satellite Systems and Frequencies

A generic satellite system consists of a space segment and an earth segment. The “space segment” is comprised of the satellites and the tracking, telemetry and command (“TT&C”) systems and facilities used to control and monitor the satellites. The “earth segment” is made up of all of the communication earth stations and other devices that access operational satellites. A satellite has two primary components: the communications payload and the spacecraft bus. In its simplest form, the communications payload consists of the antennas and transponders which receive the signals from earth at one frequency, amplify them, and transmit them back to earth at a different frequency. The spacecraft bus is essentially comprised of all of the non-communications equipment, including the electrical and TT&C subsystems, the propulsion and thermal subsystems and the spacecraft structure itself.

Geosynchronous satellites circle the earth from orbital locations approximately 22,300 miles (35,700 kilometers) above the equator. The speed at which they orbit the earth corresponds to the speed of the earth’s rotation. As a result, each geosynchronous satellite in essence “blankets” a fixed geographic area with its signals, and an earth station antenna on the earth can communicate continuously with a particular satellite if it is pointed to, and has an unobstructed view of, that satellite’s orbital location. An individual satellite can be designed to communicate with major portions of the earth via large, geographically dispersed beams, to focus its coverage more specifically on particular markets or regions through regional or spot beams, or to use a portion of its total capacity for each type of coverage.

The most common frequency bands that satellites use to provide commercial communications services are:

•	C-band. These frequencies were the first to be exploited for commercial communications satellites. C-band frequencies have longer wavelengths than Ku-band or Ka-band frequencies and therefore are less susceptible to atmospheric absorption. However, regulatory limits on satellite transponder power make it necessary to use larger earth station antennas, typically two to six meters in diameter, relative to Ku-band or Ka-band. In most countries, the C-band frequencies are shared with terrestrial microwave users and therefore each earth station must be individually frequency coordinated to prevent interference between the two services. Typical C-band applications include broadcast video transmission, programming distribution to cable operators, telecommunications services, and a broad range of government services.
•	Ku-band. These frequencies have shorter wavelengths than C-band. In most of the Americas, the Ku-band is not shared with other services, which allows more powerful satellite transponders, thereby allowing customers to use smaller antennas, typically 45 to 180 centimetres in diameter. Frequency coordination of individual earth stations is not required. The Ku-band spectrum is split into two main segments: the FSS portion and the Broadcast Satellite Service (“BSS”) (known in the United States, and sometimes referred to in this report, as “DBS”) portion. The BSS portion is intended for the provision of broadcast signals directly to the end user. The FSS portion is used for a variety of purposes.
•	Ka-band. These frequencies have the shortest wavelength of the three principal commercial fixed satellite bands and are most affected by atmospheric absorption. The short wavelength facilitates the creation of multiple spot beams each of which concentrates the satellite power into a smaller geographic area. In Canada and the United States, the Ka-band frequencies are not shared with terrestrial services and earth stations need not be individually coordinated. Spot beam Ka-band satellites are well suited for two-way broadband services such as high-speed internet access from homes and small businesses.

Satellite Communication Benefits

Satellite operators compete with terrestrial network operators (e.g., cable, DSL, fiber optic and microwave broadcasting) in the market for video, data and voice communication services. We believe that satellite services have several advantages over these competing communication platforms, including:

•	satellite remains a cost-effective and efficient means to deliver a signal (TV, radio, internet) to hundreds or millions of locations in a large geographic area;
•	the ability to provide ubiquitous coverage over a large geographic region allowing for the addition of sites at a lower marginal cost. Unlike cable and fiber lines, satellites can readily provide broadcast and communication services over large areas and to remote locations where the population density may not be high enough to warrant the expense of building a terrestrial-based communications network;
•	the ability to bypass shared and congested terrestrial links, further enhancing network performance; and
•	ease and speed of service provision through a one-stop-shop solution. In cases where a terrestrial-based communications network does not reach 100% of a customer’s sites, a satellite-based network that covers the entire area may provide a complete solution for the customer.

Terrestrial alternatives, such as fiber optic cable, are superior to satellite in some circumstances and can be used in conjunction with satellite to provide a hybrid network that takes advantage of the inherent abilities of both technologies. Generally, in areas well-served by terrestrial networks or for point-to-point communications, terrestrial alternatives may have a cost advantage, while more dispersed, point-to-multipoint communications may be better served by satellite. See “Business overview — Competition” for additional information about terrestrial based-services.

Satellite Services

Satellite services can be used for a variety of content distribution, data communications and other applications:

•	TV Programming Distribution: Throughout the world, satellites are routinely used for delivering television programming to cable and other terrestrial networks. The ability to uplink the content once, and distribute it to thousands of cable headends and other video aggregation facilities over broad geographic areas makes satellite technology a compelling value for distributors of television programming because the cost of distribution is often based on the amount of content being distributed, irrespective of the number of receive sites or the distance from the uplink sites to the receive sites.
•	Direct-To-Home Video: The same dynamics that make satellite technology ideal for distributing television programming to terrestrial networks also make it ideal for delivering television programming directly to consumers using smaller antennas, or satellite dishes, and satellite capacity. This is known as “Direct-To-Home” or “DTH” video broadcasting.
•	Corporate Networks: Satellite services enable rapid and reliable communications solutions to be deployed in geographically diverse locations. Services are generally provided via either point-to-point links which directly connect two locations, or via Very Small Aperture Terminal (“VSAT”) networks which use small user antennas to connect multiple locations either to each other or to a central site. VSATs are used for a wide variety of purposes including:
•	Transaction processing and data transfer: VSAT networks can be used by retail chains for rapid credit card authorization and inventory control and by banks to connect automated teller machines to processing computers.

•	Remote communications and internet access: In the developing world, terrestrial networks may be unavailable, unreliable or more expensive than satellite networks, and satellite technology may be the only available means of international communication. Satellite networks often provide the only way for businesses in the oil and gas, mining and forestry industries to reach their remote locations. Even in regions where developed terrestrial infrastructure exists, VSAT networks may be the preferred option for creating a single corporate network without the complexity, operational difficulties and risks inherent in linking multiple terrestrial networks that serve different geographic areas.
•	Maritime and aeronautical communications: Planes and ships traverse vast distances where satellite is often the only option for today’s communication requirements.
•	Carrier Services: Satellite services support rural and remote telephony and data services including backhaul and infrastruture.
•	Government Services: Governments use satellite services to address many of the same communications requirements as commercial enterprises. In addition, satellites are well suited to meet government requirements for security as satellite networks bypass local terrestrial networks allowing for governments to operate more securely outside of their home countries. Using satellite networks, governments can quickly and easily bring up and turn down sites around the globe for intelligence and defense requirements, for communicating with ships at sea, and for bringing both basic and advanced communication services to rural and remote areas.

Supply and Demand Dynamics for Fixed Satellite Services

Satellite operators typically provide services on their satellites to customers who use the capacity for their own communications requirements or to provide satellite-based services to customers further down the distribution chain.

Demand for satellite services is primarily driven by: economic growth, both generally and within a particular geographic area; growth in product or service markets; growth in demand for bandwidth-intensive applications, technical advancements; and improved regulatory access to new and existing markets.

Key factors expected to drive FSS growth in this decade are as follows:

•	Video Services — FSS operators are experiencing strong demand for satellite capacity for both video distribution and contribution. This includes a significant number of HDTV channels, which require two-to-three times more bandwidth than standard definition channels. New forms of content and enhanced services such as Ultra HDTV may also drive demand for capacity.
•	Military Satellite Communications (“Milsatcom”) — Demand for FSS capacity from military agencies around the world remains strong. The U.S. Government is the single largest user of commercial satcom and most of this use relates to U.S. Department of Defense (DoD) operations. Demand for commercial FSS supports secure communications, surveillance, reconnaissance, mobile communications (“comms on the move”), logistics, troop welfare and a host of other services including support for Unmanned Aerial Vehicles (UAVs).
•	Government Digital Inclusion — Digital inclusion projects — bringing broadband services to rural and remote communities and those with limited terrestrial infrastructure — are an important and growing application being supported by civilian agencies in both developed and developing nations.
•	Resource Sector — FSS demand in the resource sector has largely been driven by oil and gas exploration, and the level of such exploration has largely been driven by global economic growth. Regions such as Latin America, Sub-Saharan Africa and Russia and Central Asia have expanded their use of satellite networks in recent years to support oil and gas extraction and other resource sectors such as mining. Even in more developed regions such as North America, oil and gas companies also rely on satellite since deposits are often poorly served by terrestrial infrastructure. Demand for satellite capacity is being driven by both growth in this sector as well as growth in the use of bandwidth intensive applications at oil and gas and mining sites.

•	Cellular Backhaul — Mobile subscribers have been growing rapidly around the world and particularly across Latin America, Africa, the Middle East and Asia where telecom infrastructure is limited. This has resulted in mobile operators in developing regions contracting for FSS capacity to support backhaul services. Cellular backhaul services utilize VSATs that can be deployed quickly, helping mobile operators gain market share and extended reach while avoiding large capital outlays for infrastructure. Future growth in satellite services is anticipated as mobile subscribers in satellite dependant regions move to smart phones and use more data intensive applications.
•	Transportation (Maritime and Aeronautical Services) — As broadband connectivity becomes more central to businesses and individuals, the need to stay connected has spread to locations that cannot readily access terrestrial networks. Commercial maritime vessels including cruise ships, cargo carriers, container vessels and oil tankers are candidates for full-time broadband to improve operations and support crew morale. Aeronautical broadband for in-flight passenger communications is also growing.
•	Corporate Networks in the Developing World — As economic growth accelerates in developing parts of the world with poor terrestrial infrastructure, corporate enterprises expanding their activities in these regions drive demand for increased satellite capacity. Latin America and Africa are among the regions expected to see strong expansion in satellite VSAT services supporting corporate networks. Banking is among the segments driving this growth along with multinational corporations expanding their presence in the region.
•	Two-way Internet Services — Ka-band satellite services support broadband internet access for consumers and small businesses. The capabilities of today’s high-throughput satellites allow broadband speeds significantly higher than earlier generation satellites and comparable to many terrestrial alternatives.

Satellite capacity supply is impacted by the scarcity of radio spectrum and financial, regulatory and other barriers to entry that characterize the satellite services industry. There are a limited number of orbital locations and limited radio frequency spectrum available to commercial communications satellite operators. As a result, a limited number of satellites can be placed into service over any particular geographic area. New entrants must face the significant capital costs of procuring a satellite and must maintain the financial and highly specialized technical resources required to operate a satellite system and market its services. Other regulatory requirements must also be satisfied before a new entrant can provide services to, from, or within a specific country.

Available supply of satellite capacity varies significantly by region, frequency and customer requirements. Existing satellite operators that have orbital locations with a significant number of remote satellite dishes pointed at them have a meaningful competitive advantage over potential new entrants. With respect to video distribution, “neighborhoods” develop where many thousands or even millions of cable headends or consumer satellite dishes are pointed at a specific orbital location or locations. Due to the often prohibitive cost of re-pointing dishes, video distribution networks and other networks with a significant number of remote satellite sites have a strong preference for securing expansion satellite capacity from satellites located at the orbital location(s), or neighborhoods, at which their or their customers’ satellite dishes are pointed.

Competitive Strengths

Our business is characterized by the following key competitive strengths:

Leading Global FSS Operator

We are the fourth largest FSS operator in the world and the largest in Canada, with a strong and growing business. We have a leading position as a provider of satellite services in the North American video distribution market. We provide services to both of the major DTH providers in Canada, Bell TV and Shaw Direct, who together have approximately 2.8 million subscribers, as well as to EchoStar (Dish Network) in the United States, who has approximately 14 million subscribers. Our international satellites are well positioned to serve a number of emerging, high growth markets and serve a range of important customers in those markets. Telstar 11N provides service to American, European and African regions and aeronautical and maritime markets of the Atlantic Ocean Region. Telstar 12 provides intercontinental connectivity from the Americas to the Middle East. Telstar 14R/Estrela do Sul 2 offers high powered coverage of the Americas, the Gulf of Mexico, the Caribbean and the North Atlantic Ocean Region (“NAOR”). Telstar 18 delivers video distribution and contribution throughout Asia and offers connectivity to the US mainland via Hawaiian teleport facilities. Our current enterprise services customers include leading telecommunications service providers as well as a range of network service providers and integrators, who provide services to enterprises, governments and international agencies and multiple ISPs.

Blue Chip Customer Base

We offer our broad suite of satellite services to more than 400 customers worldwide, which include some of the world’s leading television broadcasters, cable programmers, DTH service providers, ISPs, telecommunications carriers, corporations and government agencies. Over 40 years of operation, we have established long-term, collaborative relationships with our customers and have developed a reputation for creating innovative solutions and providing services essential for our customers to reach their end users. Our customers represent some of the strongest and most financially stable companies in their respective industries. These customers frequently commit to long-term contracts for our services, which enhances the predictability of our future revenues and cash flows and supports our future growth. Our customers include:

Broadcast:	North American DTH providers Bell TV, Shaw Direct, EchoStar/DISH Network, and leading telecommunications and media firms such as NBC Universal, Chellomedia Programming, Canadian Broadcasting Corporation, Bell Media and HBO.
Enterprise:	Bell Canada, Northwestel, Lockheed Martin, Suncor, BT, Embratel, Xplornet Communications and Harris CapRock Communications.
Consulting:	ViaSat/WildBlue, SCT-Subsecretaria De Comunicaciones, EchoStar and MacDonald, Dettwiler and Associates

Large Contracted Backlog and Young Satellite Fleet Underpin Anticipated Growth and High Revenue Visibility

Historically, we have been able to generate strong cash flows from our operating activities due to the high operating margins in the satellite industry and our disciplined control of expenses. The stability of our cash flows is underpinned by our large revenue backlog. As of December 31, 2012, we had contracted backlog for future services of approximately $5.1 billion, which represents a multiple of six times revenue for the year ended December 31, 2012. Of the approximately $5.1 billion backlog, we anticipate that approximately 13% will be recognized as revenue in 2013 and the balance to be recognized in 2014 and thereafter. We have been able to generate significant backlog by entering into long-term contracts with our customers, in some cases for all or substantially all of a satellite’s orbital maneuver life.

This revenue backlog supports our anticipated growth. A significant proportion of our expected revenue growth is based on currently contracted business with our DTH provider customers for satellites in orbit and an additional satellite, Anik G1, that will be launched this year. In addition to this backlog, we have historically experienced a high proportion of contract renewals with existing customers. Together these two factors have produced ongoing, stable cash flows.

Many of our satellites are relatively new, and will not need to be replaced for a significant period of time which defers replacement capital expenditures.

Portfolio of Orbital Real Estate

Telesat’s satellites occupy highly attractive orbital locations that provide the company with a leading position in many of the markets in which it operates due to the scarcity of available satellite spectrum and the strong neighborhoods Telesat has developed at these locations. Access to these orbital locations, coupled with the high capital intensity of the satellite industry, creates high barriers to entry in those markets. Telesat is licensed by Industry Canada to occupy a number of key orbital positions that are well-suited to serve the Americas and maintain its leading position in North America. The company’s international satellites also occupy highly desirable orbital locations that enable broad pan-regional service with interconnectivity between regions, making them attractive for both intra- and inter-regional services. Telesat has rights to additional spectrum, including Ka-band and reverse DBS band at certain existing orbital locations, including existing DBS locations.

See “Item 4D. Property, plants and equipment — Our Orbital Locations” for a more detailed description of our orbital locations, the satellites that occupy them and the geographic regions that they serve.

Global Operations Provides Revenue Diversification and Economies of Scale

The combination of Telesat’s North American broadcast and enterprise services businesses and the company’s international business offers diversity in terms of both the customers and regions served as well as the services provided. Telesat continues to benefit from growth in both the broadcast and enterprise services markets, including government services, due to its strong presence in each.

Moreover, as the operator of a fleet of 13 satellites plus multiple other satellites for third parties, Telesat has attained meaningful scale to allow it to leverage its relatively fixed cost base to achieve substantial operating margins.

Business Strategy

We are committed to continuing to provide the strong customer service and focus on innovation and technical expertise that have allowed us to successfully build our business to date. Building on our existing activities and large contracted revenue backlog, our focus will be on increasing the utilization of our existing satellite capacity, maintaining our operating efficiency and, in a disciplined manner, using the strong cash flow generated by our existing business and contracted expansion satellite to grow our in-orbit satellite capacity and strengthen our business.

Continue to Grow Our Core Business

We believe our satellite fleet offers a strong combination of existing backlog, contracted revenue growth and additional capacity on our existing satellites that provides a solid foundation upon which we will seek to grow our revenues and cash flows. To achieve this growth, we will seek to capture the anticipated increased demand for satellite services and capacity, (i) in the broadcast services market, from broadcast video applications, including DTH services, HDTV, and expansion in the number of channels and (ii) in the enterprise services market, from developing market requirements, maritime and aeronautical requirements, government services and enterprise network demand.

Follow a Disciplined Satellite Expansion Strategy

Telesat will continue to focus on capturing the anticipated increase in worldwide demand for satellite services through a disciplined satellite expansion program that should drive incremental contracted backlog and cash flows, and further leverage the company’s fixed cost structure. Telesat’s Anik G1 satellite, which the company anticipates will be launched in the first half of 2013 and will be co-located with our Anik F1 satellite, will double both the Ku-band and C-band transponders serving South America from this orbital location, as well as provide extended Ku-band capacity for DTH services in Canada and X-band capacity for government services. Anik G1’s 16 extended Ku-band transponders have already been contracted for DTH services in Canada to Shaw Direct for 15 years. Moreover, Telesat has entered into a 15 year contract with Paradigm Services for the full X-band payload of three transponders on Anik G1. This satellite will add meaningful incremental capacity to the fleet, including incremental capacity which will serve the fast growing Latin American market.

Increase Cash Flow and Maintain Strong Liquidity Profile

The satellite industry is characterized by a relatively fixed cost base that allows significant revenue growth with relatively minimal increases in operating costs, particularly for sales of satellite capacity. Thus, we anticipate that we can increase our revenues without proportional increases in our operating expenses, allowing us to expand our margins. We expect to continually review all aspects of our business to contain operating costs and to maintain and potentially improve our operating efficiency. To further enhance our liquidity, in 2012 in our new Credit Agreement we established a five-year $140 million Revolving Credit Facility that can be used for general corporate purposes including working capital and capital expenditures of which no amount was outstanding at December 31, 2012.

Our Services

We earn the majority of our revenues by providing satellite-based services to customers, who use these services for their own communications requirements or to provide services to customers further down the distribution chain for video and data services. We also earn revenue by providing ground-based transmit and receive services, selling equipment, installing, managing and maintaining satellite networks, and providing consulting services in the field of satellite communications. In this document, we categorize our revenues into: Broadcast, Enterprise Services and Consulting & Other.

For the year ended December 31, 2012, we derived revenues from the following services:

Broadcast	52%
Enterprise Services	45%
Consulting and Other	3%

Broadcast:  Our broadcast services business provided approximately 52% of our revenues for the year ended December 31, 2012. These services include:

•	DTH. Both Canadian DTH service providers (Bell TV and Shaw Direct) use our satellites as a distribution platform for their services, delivering television programming, audio and information channels directly to customers’ homes. In addition, our Anik F3 and Nimiq 5 satellites are used by EchoStar/DISH Network for DTH services in the United States.
•	Video Distribution and Contribution. Major broadcasters, cable networks and DTH service providers use our satellites for the full-time transmission of television programming. Additionally, we provide certain broadcasters and DTH service providers bundled, value-added services that include satellite capacity, digital encoding of video channels and uplinking and downlinking services to and from our satellites and earth station facilities.
•	Occasional Use Services. Occasional use services consist of satellite transmission services for the timely broadcast of video news, sports and live event coverage on a short-term basis enabling broadcasters to conduct on-the-scene transmissions using small, portable antennas.

Enterprise Services:  Our enterprise services provided approximately 45% of our revenues for the year ended December 31, 2012. These services include:

Telecommunication carrier services:  We provide satellite capacity and end-to-end services for data and voice transmission to telecommunications carriers located throughout the world. These services include (i) connectivity and voice circuits to remote locations in Canada for customers such as Bell Canada and Northwestel and (ii) space segment services and terrestrial facilities for internet backhaul and access, cellular backhaul and services such as rural telephone and internet access to telecommunications carriers and network services integrators around the world.

Government Services:  The United States Government is the largest single consumer of fixed satellite services in the world, and a significant user of our international satellites. Over the course of several years, we have implemented a successful strategy to sell through government service integrators, rather than directly to United States Government agencies. We are also a significant provider of satellite services to the Canadian Government, providing a variety of services from a maritime network for a Canadian Government entity to satellite services to the Department of National Defence.

Two-way Internet Services:  We provide Ka-band satellite capacity to Xplornet Communications Inc. and other resellers in Canada who use it to provide two-way broadband Internet services in Canada. We also provide Ka-band satellite capacity to ViaSat/WildBlue who uses it to provide similar services in the United States.

Resource:  We provide communications services to geographically diverse locations, both on and off shore, for the oil and gas and mining industries.

Maritime and Aeronautical:  We are increasingly providing satellite capacity to customers serving the growing maritime market bringing communications services to commercial vessels including cruise and working ships.

Retail:  We operate VSAT networks in Canada providing end-to-end services including installation and maintenance of the end user terminal, maintenance of the VSAT hub, and provision of satellite capacity. These networks include the support of point-of-sale and other applications at thousands of retail petroleum sites.

Consulting & Other:  Our consulting and other category provided approximately 3% of our revenues for the year ended December 31, 2012. Our consulting operations allow us to realize operating efficiencies by leveraging our existing employees and the facility base dedicated to our core satellite communication business. With over forty years of engineering and technical experience, we are a leading consultant in establishing, operating and upgrading satellite systems worldwide, having provided services to businesses and governments in over forty countries across six continents. In 2012, our international consulting business provided satellite-related services in approximately nineteen countries.

We also benefit from revenue diversity in terms of the geographic location of our customers. For the year ended December 31, 2012, we derived revenues, based on the billing address of the customer, in the following geographic regions:

North America	81%
Asia and Australia	2%
Europe, Middle East and Africa	9%
Latin America	8%

Sales and Marketing

We have organized our sales effort by North American Broadcast, North American Enterprise, and International to allow our sales teams to focus on different customer bases that can take advantage of the different types of services enabled by our various satellites. Our account teams typically include an experienced sales executive, supported by an application engineering team that provides both pre-sale and post-sale technical advice and consultation to our customers. Our sales staff is partially compensated based on meeting and exceeding individual revenue quota targets.

We sell our services worldwide primarily through a direct sales force located at our headquarters in Ottawa and at our regional offices including our offices in London, Singapore, Rio de Janeiro, Washington (D.C.), Montreal and Toronto.

Contracts

We have generally sold satellite transponder capacity, ground services and end-to-end managed services to our customers using three different contractual arrangements:

•	Service agreements: The most common type of agreement that we have entered into for the provision of satellite capacity, ground services and end-to-end managed services is the service agreement. In our service agreements, a customer commits to purchase a specific type of capacity or service. These service agreements contain terms that are generally consistent with industry practices and, for our North American DTH customers, are often for the entire life of a satellite. Typically, our service agreements can only be terminated by our customers prior to the expiration date in the event of a continued period of service interruption.
•	Transponder purchase and operating services agreements: We have also entered into transponder purchase and operating services agreements with a number of our customers to provide them with access to capacity on Anik F1, Anik F1R, Anik F2, Nimiq 1 and Nimiq 2. We refer to these transponder purchase and operating services agreements as “condominium style” agreements as the customer purchases the transponder on the satellite and then pays us ongoing operating fees for the life of the satellite. Typically, our customers are only entitled to terminate these transponder purchase and operating agreements in the event of a transponder failure. If such an event were to occur, barring a specified degree of negligence or misconduct on our part, our customers may no longer be required to pay us the ongoing operating fees, but would not be entitled to be reimbursed other fees paid by them in connection with the purchase of the transponder. We have not entered into any transponder purchase and operating services agreements since 2005.

•	License agreements: We have also entered into a license arrangement for the majority of the Ka-band capacity on Anik F2. This license agreement provides our customer with the exclusive right to access and use the licensed Ka-band capacity for the life of the satellite. Payment for the license has been received and we have no obligation to reimburse such payment in the event of service interruption.

We plan to sell satellite capacity in the future through service agreements or, in unique circumstances, through exclusive license agreements.

Revenue Backlog

Contracted revenue backlog represents our expected future revenues (without discounting for present value) under all current contractual service agreements, including any deferred revenues that we will recognize in the future in respect of cash already received. The significant majority of this contractual backlog is in respect of service or other agreements for satellite capacity. Our contracted backlog is comprised of all amounts due under a contract through the expiration date. We do not assume a given contract will be renewed beyond its stated expiration date. As of December 31, 2012, our contracted backlog, including our Anik G1 satellite awaiting launch, was approximately $5.1 billion. This amount includes approximately $411 million of customer prepayments that Telesat has already received.

Generally, following the successful launch of a satellite, if the satellite is operating nominally, our customers may only terminate their service agreements for satellite capacity by paying us all, or substantially all, of the payments that would have otherwise become due over the term of the service agreement. However, if certain of our existing satellites or our satellite awaiting launch were to experience a significant launch delay, launch or in-orbit failure, or otherwise fail to operate as anticipated, we may be obligated to return all or a portion of the customer prepayments made under service agreements for that satellite. Those repayments would be funded by any insurance proceeds we may receive, cash on hand and/or funds available under our Revolving Credit Facility.

Our actual realized revenues may differ from the revenues we expect to realize based on our contractual backlog, and such differences may be material. See “Item 3D. Risk Factors — Risks Related to Our Business” for a discussion of some of the factors that may affect our revenues.

Patents and Proprietary Rights

As of December 31, 2012, Telesat had seven patents all in the United States. These patents expire between 2018 and 2027. Telesat also has several pending domestic and international patent applications.

There can be no assurance that infringement of existing third party patents has not occurred or will not occur. Additionally, because the patent application process is confidential, there can be no assurance that third parties, including competitors, do not have patents pending that could result in issued patents which we may infringe. In such event, we may be restricted from continuing the infringing activities, which could adversely affect our business, or we may be required to obtain a license from a patent holder and pay royalties, which would increase our cost of doing business.

Research and Development

Our research and development expenditures are incurred for the studies associated with advanced satellite system designs, and experimentation and development of space, satellite and ground communications products. This also includes the development of innovative and cost effective satellite applications for the various customer segments we serve.

Competition

We are one of three global FSS operators in a highly competitive industry. We compete against other global, regional and national satellite operators and with providers of terrestrial-based communications services.

Fixed Satellite Operators

The other two global FSS operators are Intelsat S.A. (“Intelsat”) and SES S.A. (“SES”). We also compete with a number of nationally or regionally focused FSS operators around the world, including Eutelsat S.A. (“Eutelsat”), the third largest FSS operator in the world.

Intelsat, SES and Eutelsat are each substantially larger than we are in terms of both the number of satellites they have in-orbit as well as their revenues. We believe that Intelsat and its subsidiaries together have a global fleet of over fifty satellites, that SES and its subsidiaries have a fleet of approximately fifty satellites, and that Eutelsat and its subsidiaries have a fleet of over twenty satellites and additional capacity on another four satellites. Due to their larger sizes, these operators are able to take advantage of greater economies of scale, may be more attractive to customers, and may (depending on the specific satellite and orbital location in question) have greater flexibility to restore service to their customers in the event of a partial or total satellite failure. In addition, their larger sizes may enable them to devote more resources, both human and financial, to sales, operations, product development, and strategic alliances and acquisitions.

Regional and domestic providers:  We also compete against regional FSS operators, including:

•	in North America: Ciel, ViaSat/Wildblue, HNS/EchoStar, Satmex and Hispasat;
•	in Europe, Middle East, Africa: Eutelsat, Arabsat, Nilesat, Hellas-Sat, RSCC, Yahsat, Turksat and Spacecom;
•	in Asia: AsiaSat, Measat, Thaicom, APT, PT Telkom, Optus and Asia Broadcast Satellite; and
•	in Latin America: Satmex, Star One, Arsat, Hispasat and Hispamar.

A number of other countries have domestic satellite systems that we compete against in those markets.

The Canadian Government opened Canadian satellite markets to foreign satellite operators as part of its 1998 World Trade Organization commitments to liberalize trade in basic telecommunications services. As of January 2013, approximately 85 non-Canadian FSS satellites are listed as having been approved by Industry Canada for use in Canada. Three of these are Telesat satellites licensed by other administrations. The growth in satellite service providers using or planning to use Ka-band, including Avanti Communications, O3b, ViaSat/Wildblue, Eutelsat, HNS/EchoStar, Inmarsat, SES, Yahsat and others, will result in increased competition.

In addition, the FSS and the Mobile Satellite Services (“MSS”) sectors which have historically served distinct customer requirements, are converging. As a result, we face competition from MSS operators which we expect will increase in the future.

Terrestrial Service Providers

Providers of terrestrial-based communications services compete with satellite operators. Increasingly, in developed and developing countries alike, governments are providing funding and other incentives to encourage the expansion of terrestrial networks resulting in increased competition for FSS operators.

Consulting Services

The market for satellite consulting services is generally comprised of a few companies qualified to provide services in specific areas of expertise. Our competitors are primarily United States and European-based companies.

Government Regulation

Canadian Regulatory Environment

The Telesat Divestiture Act

Telesat Canada was established by the Government of Canada in 1969 under the Telesat Canada Act. As part of the Canadian government’s divestiture of its shares in Telesat Canada, pursuant to the Telesat Canada Reorganization and Divestiture Act (1991) (the “Telesat Divestiture Act”), Telesat Canada was continued on March 27, 1992 as a business corporation under the CBCA, the Telesat Canada Act was repealed and the Canadian government sold its shares in Telesat Canada. The Telesat Divestiture Act provides that no legislation relating to the solvency or winding-up of a corporation applies to Telesat Canada and that its affairs cannot be wound up unless authorized by an Act of Parliament. See “Item 3D. Risk Factors — Risks Related to our Indebtedness and our Senior and Senior Subordinated Notes — Because of the Telesat Canada Reorganization and Divestiture Act, a Canadian act uniquely applicable to Telesat Canada (but not the guarantors, other subsidiaries or Telesat LLC), Telesat Canada may not have access to the usual protections from creditors and other rights available to insolvent persons, and creditors, including holders of the Notes, may not have recourse to the usual rights, remedies and protections under applicable bankruptcy and insolvency laws generally available to creditors of insolvent persons.” In addition, Telesat Canada and its shareholders and directors cannot apply for Telesat Canada’s continuation in another jurisdiction or dissolution unless authorized by an Act of Parliament.

Telecommunications Regulation

We are subject to regulation by government authorities in Canada, the United States and other countries in which we operate and are subject to the frequency and orbital location coordination process of the ITU. Our ability to provide satellite services in a particular country or region is subject also to the technical constraints of our satellites, international coordination, local regulation including as it applies to securing landing rights and licensing requirements.

The Telecommunications Act

Telesat Canada is a Canadian carrier under the Telecommunications Act (Canada), or the Telecom Act. The Telecom Act authorizes the Canadian Radio-Television and Telecommunications Commission (“CRTC”) to regulate various aspects of the provision of telecommunications services by us and other telecommunications service providers. Under the current regulatory regime, we have pricing flexibility subject to a price ceiling on certain full period FSS services offered in Canada under minimum five-year arrangements, and otherwise we are not required to file tariffs for approvals. DBS services offered within Canada are also subject to CRTC regulation, but have been treated as distinct from FSS services and facilities. We require CRTC approval of customer agreements relating to the sale of DBS capacity in Canada, including the rates, terms and conditions of service set out therein. Section 28(2) of the Telecom Act provides that the CRTC may allocate satellite capacity to particular broadcasting undertakings if it is satisfied that the allocation will further the implementation of the broadcasting policy for Canada. The exercise by the CRTC of its rights under section 28(2) of the Telecommunications Act could affect our relationship with existing customers, which could have a material adverse effect on our results of operations, business prospects and financial condition.

Radiocommunication Act

Our operations are also subject to regulation and licensing by Industry Canada pursuant to the Radiocommunication Act (Canada). Industry Canada has the authority to issue licenses, establish standards, assign Canadian orbital locations, and plan the allocation and use of the radio frequency spectrum, including the radio frequencies upon which our satellites and earth stations depend. The Minister responsible for Industry Canada has broad discretion in exercising this authority to issue licenses, fix and amend conditions of licenses, and to suspend or even revoke them. Our licenses to operate the Anik and Nimiq satellites require us to comply with research and development and other industrial and public benefit commitments, to pay annual radio authorization fees, and to provide all-Canada satellite coverage.

Industry Canada traditionally licensed satellite radio spectrum and associated orbital locations on a first-come, first-served basis. Currently, however, a competitive licensing process is employed for certain spectrum resources where it is anticipated that demand will likely exceed supply, including the licensing of certain FSS and BSS orbital locations and associated spectrum resources. In 2012, Industry Canada conducted a public consultation on the licensing framework for FSS and BSS in Canada. As a result of the consultation changes in policy may be announced in 2013. Authorizations are granted for the life of a satellite although radio licenses (e.g., FSS licenses) are renewed annually. As a result of policy concerns about the continuity of service and other factors, there is generally a strong presumption of renewal provided license conditions are met.

The Canadian Government opened Canadian satellite markets to foreign satellite operators as part of its 1998 World Trade Organization (“WTO”) commitments to liberalize trade in basic telecommunications services, with the exception of DTH television services provided through FSS or DBS facilities. Satellite digital audio radio service markets were also closed to foreign entry until 2005. In September 2005, the Canadian Government revised its satellite-use policy to permit the use of foreign-licensed satellites for digital audio radio services in Canada. Further liberalization of the policy may occur and could result in increased competition in Canadian satellite markets. See “Business Overview — Competition” for more information about our competitors in the Canadian satellite market.

Contribution Collection Mechanism

Since November 2000, pursuant to the CRTC’s Decision CRTC 2000-745, virtually all telecommunications service providers are required to pay contribution charges based on their Canadian telecommunications service revenues, minus certain deductions (e.g., retail Internet and paging revenues, terminal equipment sales and inter-carrier payments). The contribution rate varies from year to year. It was initially set at 4.5% of eligible revenues but was significantly reduced in subsequent years. The rate for 2012 was 0.63%.

United States Regulatory Environment

The FCC regulates the provision of satellite services to, from, or within the United States.

We have chosen to operate our U.S.-authorized satellites on a non-common carrier basis. Consequently, they are not subject to rate regulation or other common carrier regulations enacted under the Communications Act of 1934. We pay FCC filing fees in connection with our space station and earth station applications and annual fees to defray the FCC’s regulatory expenses. Annual and quarterly status reports must be filed with the FCC for interstate/international telecommunications and contribution charges to the FCC’s Universal Service Fund (“USF”) based on eligible United States telecom revenues are paid on a quarterly and annual basis. The USF contribution rate is adjusted quarterly and is currently set at 16.1% for the first quarter of 2013. At the present time, the FCC does not assess USF contributions with respect to bare transponder capacity (i.e., agreements for space segment only). Telesat’s United States telecom revenues that are USF eligible are currently de minimis, and USF payments are not required.

The FCC currently grants satellite authorizations on a first-come, first-served basis to applicants who demonstrate that they are legally, technically and financially qualified, and that the public interest will be served by the grant. Under licensing rules, a bond must be posted for up to USD $3 million when an FSS satellite authorization is granted. Some or the entire amount of the bond may be forfeited if there is failure to meet any of the milestones for satellite contracting, design, construction, launch and commencement of operations. According to current licensing rules, the FCC will issue new satellite licenses for an initial 15 year term and will provide a licensee with an “expectancy” that a subsequent license will be granted for the replacement of an authorized satellite using the same frequencies. At the end of the 15 year term, a satellite that has not been replaced, or that has been relocated to another orbital location following its replacement, may be allowed to continue operations for a limited period of time subject to certain restrictions.

To facilitate the provision of FSS in C-, Ku- and Ka-band frequencies in the United States market, foreign licensed operators can apply to have their satellites placed on the FCC’s Permitted Space Station List. Our Anik F1, Anik F1R, Anik F2, Anik F3 and Telstar 14R/Estrela do Sul 2 satellites are currently on this list.

The United States made no WTO commitment to open its DTH, DBS or digital audio radio services to foreign competition, and instead indicated that provision of these services by foreign operators would be considered on a case-by-case basis, based on an evaluation of the effective competitive opportunities open to United States operators in the country in which the foreign satellite was licensed (i.e., an ECO-sat test) as well as other public interest criteria. While Canada currently does not satisfy the ECO-sat test in the case of DTH and DBS service, the FCC has found, in a number of cases, that provision of these services into the United States using Canadian-licensed satellites would provide significant public interest benefits and would therefore be allowed. In cases involving us, United States service providers Digital Broadband Applications Corp., DIRECTV and EchoStar have all received FCC approval to access Canadian-authorized satellites under Telesat’s direction and control in Canadian-licensed orbital locations to provide DTH-FSS or DBS service into the United States.

The approval of the FCC for the Telesat Canada acquisition and the Skynet Transaction was conditioned upon Telesat Holdings’, Telesat Interco’s and Loral Skynet’s compliance with commitments made to the Department of Justice, the Federal Bureau of Investigation and the Department of Homeland Security relating to the availability of certain records and communications in the United States in response to lawful United States law enforcement requests for such access.

The export of United States-manufactured satellites and technical information related to satellites, earth station equipment and provision of services to certain countries are subject to State Department, Commerce Department and Treasury Department regulations.

In 1999, the United States State Department published amendments to the International Traffic in Arms Regulations (“ITAR”) which included satellites on the list of items requiring export licenses. These provisions have limited our access to technical information and have had a negative impact on our international consulting revenues.

If we do not maintain our existing authorizations or obtain necessary future authorizations under the export control laws and regulations of the United States, we may be unable to export technical information or equipment to non-U.S. persons and companies, including to our own non-U.S. employees, as required to fulfill existing contracts. If we do not maintain our existing authorizations or obtain necessary future authorizations under the trade sanctions laws and regulations of the United States, we may not be able to provide satellite capacity and related administrative services to certain countries subject to U.S. sanctions. Our ability to acquire new United States-manufactured satellites, procure launch services and launch new satellites, operate existing satellites, obtain insurance and pursue our rights under insurance policies or conduct our satellite-related operations and consulting activities could also be negatively affected if we and our suppliers are not able to obtain and maintain required U.S. export authorizations.

Brazil Regulatory Environment

The Brazilian national telecommunications agency, ANATEL, has authorized us, through our subsidiary, Telesat Brasil Capacidade de Satélites Ltda. (“TBCS”), to operate a Ku-band FSS satellite at the 63° WL orbital location. In December 2008, TBCS entered into a new 15 year Concession Agreement with ANATEL which requires TBCS to dedicate a minimum amount of bandwidth to serve only Brazil until May 2014. After May 2014, this requirement will be removed. The Concession Agreement obligates TBCS to operate the satellite in accordance with Brazilian telecommunications law and contains provisions to enable ANATEL to levy fines for failure to perform according to the Concession terms.

Tonga Regulatory Environment

We, through our subsidiary Telesat Satellite LP, own Telstar 18, which operates at the 138° EL orbital location under an agreement with APT, which has been granted the right to use the 138° EL orbital location by The Kingdom of Tonga. APT is the direct interface with the Tonga regulatory bodies. Because we have gained access to this orbital location through APT, there is greater uncertainty with respect to our ability to maintain access to this orbital location for replacement satellites.

United Kingdom Regulatory Environment

We own and operate the portion of the ViaSat-1 satellite (115° WL) payload that is capable of providing service within Canada. ViaSat-1 operates in accordance with a license granted by the United Kingdom regulatory agency, OFCOM, to ManSat, Ltd. ManSat Ltd. has been granted exclusive rights by the Isle of Man Government to manage all aspects of Isle of Man satellite orbital filings. The Isle of Man is a British Crown Dependency and Isle of Man satellite orbital filings are filed with the ITU-BR by OFCOM. Both Telesat and ViaSat have a commercial relationship with ManSat. ViaSat and Telesat have agreed to cooperate in their dealings with ManSat with respect to the ViaSat-1 satellite for OFCOM and ITU purposes.

Landing Rights and Other Regulatory Requirements

In addition to regulatory requirements governing the use of orbital locations, most countries regulate transmission signals to, and for uplink signals from, their territory. Telesat has landing rights in more than 140 countries worldwide. In many jurisdictions, landing rights are granted on a per satellite basis and applications must be made to secure landing rights on replacement satellites.

International Regulatory Environment-International Telecommunication Union

The ITU, a body of the United Nations, is responsible for administering access by member states to frequencies in the radio portion of the electromagnetic spectrum. The ITU Radio Regulations set forth the process that member states must follow to secure rights for satellites to use frequencies at orbital locations and the obligations and restrictions that govern such use. The process includes, for example, a “first-come, first-served” system for gaining access to certain frequencies at orbital locations and time limits for bringing the frequencies into use. Other frequencies at specified orbital locations have been reserved in perpetuity for individual administrations’ use.

The Canadian, United States and other member states have rights to use certain frequencies at orbital locations. Telesat has been authorized by its filing states (Canada, USA, Brazil, and United Kingdom) to use certain frequencies at orbital locations in addition to those already used by our current satellites, provided the frequencies are brought into use within specified time limits.

The ITU Radio Regulations also govern the process used by satellite operators to coordinate their operations with other satellite operators to avoid harmful interference. Each member state is required to give notice of, coordinate, and register its proposed use of radio frequency assignments at associated orbital locations with the ITU. The filing and registration process is administered by the ITU Radiocommunications Bureau (the “ITU-BR”).

Once a member state has filed with the ITU-BR its proposed use of frequencies at a given orbital location, other member states inform that member state and the ITU-BR of any intended use that has the potential to cause interference to either existing operations, or operations that may occur in accordance with priority rights. The member states are then obligated to negotiate with each other in an effort to coordinate the proposed uses and resolve interference concerns. If all outstanding issues are resolved, the member states notify the ITU-BR that coordination has been successfully completed, which is a requirement for the frequency use to be entered into the ITU’s Master Register (“MIFR”). Registered frequencies are entitled under international law to interference protection from subsequent or nonconforming uses.

Under the ITU Radio Regulations, a member state that places a satellite or any ground station into operation without completing coordination could be vulnerable to interference from other systems and may have to alter the operating parameters of its satellite if harmful interference occurs to other users already entered in the MIFR or that have priority rights.

The process of ITU filing and notification in the MIFR of frequencies spans a period of seven to eight years, or longer, depending upon the frequency band and the various provisions of the ITU Radio Regulations that may be invoked. Telesat’s authorized frequencies are in various stages of the coordination and notification process. Many frequencies have completed the process and have been entered, coordinated and registered in the MIFR. In other cases, coordination is on-going so that entry into the MIFR is pending. This is typical for satellite operators. Depending upon the outcome of coordination discussions with other satellite operators, Telesat may need to make concessions in terms of how a frequency may be used. This, in turn, could have a material adverse impact on our financial condition, as well as on the value of our business. The failure to reach an appropriate arrangement with such satellite operators may render it impossible to secure entry into the MIFR and result in substantial restrictions on the use and operations of our existing satellites at their orbital locations. In the event disputes arise during the coordination process or thereafter, the ITU Radio Regulations set forth procedures for resolving disputes but do not contain a mandatory dispute resolution mechanism or an enforcement mechanism. Rather, the rules invite a consensual dispute resolution process for parties to reach a mutually acceptable agreement. Neither the rules nor international law provide a clear remedy for a party where this voluntary process fails.

Although non-governmental entities, including Telesat, participate at the ITU, only national administrations have full standing as ITU members. Consequently, we must ultimately rely on the government administrations of Canada, the United States, Brazil, the United Kingdom and the Kingdom of Tonga to represent our interests, including filing and coordinating our orbital locations within the ITU process and with the national administrations of other countries, obtaining new orbital locations, and resolving disputes through the consensual process provided for in the ITU’s rules. See “Item 3D. Risk Factors — Risks Related to Our Business” for a discussion on how the international regulatory environment may affect our revenues.

Capital Expenditures

For a description of our principal capital expenditures during the past two fiscal years, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Capital Expenditures.”

Property

We own or lease, as described, the satellites and other property identified under “Item 4D. Property, plants and equipment — In-Orbit Satellites”, “Item 4D. Property, plants and equipment — Rights to Other Satellites” and “Item 4D. Property, plants and equipment — Satellite Operations and Related Facilities — Satellite Control Centre and Earth Station Facilities.”

C. Organizational structure.

Our corporate structure is as follows:

(1)	PSP Investments holds 30% of the shares eligible to vote for directors; the remaining 36 2/3% of shares eligible to vote for directors is held by two independent individuals.
(2)	Telesat LLC, a Delaware limited liability company, is a wholly-owned subsidiary of Telesat Canada and exists primarily for the purpose of serving as a co-issuer of Telesat Canada’s 6.0% Senior Notes due May 15, 2017 and 12.5% Senior Subordinated Notes due November 1, 2017 and co-borrower under our Senior Secured Credit Facilities.

D. Property, plants and equipment.

In-Orbit Satellites

Our North American focused fleet is comprised of eight satellites (Anik F1R, Anik F2, Anik F3, Nimiq 1, Nimiq 2, Nimiq 4, Nimiq 5 and Nimiq 6), plus the Canadian beams on ViaSat-1. Our international fleet is comprised of five satellites (Anik F1, Telstar 11N, Telstar 12, Telstar 14R/Estrela do Sul 2 and Telstar 18).

Our operations and engineering personnel are actively involved in all stages of the lifecycle of a satellite from the design through the deorbiting of the satellites that we procure. Our personnel work directly with our contractors at the contractor’s site to provide technical input and monitor progress during the satellite’s design, construction and launch phases. Our personnel operate all of our owned satellites throughout the life of the satellite. We monitor earth station operations and around-the-clock satellite control and network operations in order to respond when problems occur. In addition, we have in place contingency plans, which we review on a regular basis, for technical problems that may occur during the life of a satellite. We also work closely with earth station manufacturers to test and implement the earth stations that we procure, and to resolve technical problems as they arise.

The table below summarizes selected data relating to our owned in-orbit satellite capacity as of December 31, 2012:

	Orbital Location Regions Covered	Launch Date	Manufacturer’s End-of-Service Life	End-of-Orbital Maneuver Life(1)	Frequency(2)	Model
Nimiq 1	91.1° WL Canada, Continental United States	May 1999	2011	2024	Ku	A2100 AX (Lockheed Martin)
Nimiq 2	91.1° WL Canada, Continental United States	December 2002	2015	2021	Ku/Ka	A2100 AX (Lockheed Martin)
Nimiq 4	82° WL Canada	September 2008	2023	2027	Ku/Ka	E3000 (EADS Astrium)
Nimiq 5	72.7° WL Canada, Continental United States	September 2009	2024	2035	Ku	SS/L 1300
Nimiq 6	91.1° WL Canada	May 2012	2027	2046	Ku	SS/L 13
Anik F1	107.3° WL South America	November 2000	2016	2022	C/Ku	BSS702 (Boeing)
Anik F2	111.1° WL Canada, Continental United States	July 2004	2019	2027	C/Ku/Ka	BSS702 (Boeing)
Anik F1R(3)	107.3° WL North America	September 2005	2020	2023	C/Ku/L	E3000 (EADS Astrium)
Anik F3	118.7° WL Canada, Continental United States	April 2007	2022	2026	C/Ku/Ka	E3000 (EADS Astrium)
Telstar 11N	37.55° WL North and Central America, Europe, Africa and the maritime Atlantic Ocean region	February 2009	2024	2026	Ku	SS/L 1300
Telstar 12	15° WL Eastern United States, SE Canada, Europe, Russia, Middle East, South Africa, portions of South and Central America	October 1999	2012	2017	Ku	SS/L 1300
Telstar 14R/ Estrela do Sul 2	63° WL Brazil and portions of Latin America, North America, Atlantic Ocean	May 2011	2026	2024	Ku	SS/L 1300
Telstar 18(4)	138° EL India, South East Asia, China, Australia and Hawaii	June 2004	2017	2018	C/Ku	SS/L 1300

(1)	Our current estimate of when each satellite will be decommissioned, taking account of anomalies and malfunctions the satellites have experienced to date and other factors such as remaining fuel levels, consumption rates and other available engineering data. These estimates are subject to change and it is possible that the actual orbital maneuver life of any of these satellites will be shorter than we currently anticipate. Further, it is anticipated that the payload capacity of each satellite may be reduced prior to the estimated end of orbital maneuver life. For example, we currently anticipate that we will need to commence the turndown of transponders on Anik F1 prior to the End of Orbital Maneuver Life, as a result of further degradation in available power. See “Item 3D. Risk Factors — Risks Related to Our Business — The actual orbital maneuver lives of our satellites may be shorter than we anticipate and we may be required to reduce available capacity on our satellites prior to the end of their orbital maneuver lives.”
(2)	Includes the DBS Ku-band, extended C-band and extended Ku-band in certain cases.
(3)	We do not provide service in the L-band. The Anik F1R L-band payload is licensed to our customer by the FCC.

(4)	Includes 16.6 MHz of C-band capacity provided to the Government of Tonga in lieu of a cash payment for the use of the orbital location. The satellite carries additional transponders (the “APT transponders”), as to which APT has a prepaid lease through the end of life of the satellite in consideration for APT’s funding a portion of the satellite’s cost. This transaction was accounted for as a sales-type lease, because substantially all of the benefits and risks incident to the ownership of the leased transponders were transferred to APT. We have agreed with APT among other things that if we are able to obtain the necessary approvals and licenses from the U.S. government under U.S. export laws, we would transfer title to the APT transponders on Telstar 18 to APT, as well as a corresponding interest in the elements on the satellite that are common to or shared by the APT transponders and our transponders. Telesat acquired two transponders from APT for an additional payment in August 2009.

Nimiq Satellites

A number of LM A2100 series of satellites have suffered similar in-orbit failures of circuits on their solar arrays. Lockheed Martin has determined that Nimiq 1 and Nimiq 2 are in the family of spacecraft that is susceptible to this anomaly.

Our Nimiq 1 has suffered a number of solar array circuit/string failures, resulting in a reduction of total available power. At this time, the solar array power continues to support operations.

Nimiq 1 has suffered a number of battery cell failures which have required some adjustments to the spacecraft’s operations to support the provision of satellite services, including reducing the number of transponders available for use during periods of solar eclipse.

Nimiq 1 has also experienced thruster anomalies that have required some adjustments to the spacecraft’s operations but have not impacted service.

In February 2003, Nimiq 2 experienced an anomaly affecting the available power on the satellite. Lockheed Martin, the satellite’s manufacturer, concluded the most likely cause of this anomaly was an electrical short-circuit caused by foreign object debris located in a single power-carrying connector. As a result of this anomaly, the south solar array power cannot be recovered. At the time of this anomaly, Nimiq 2 was insured. During the third quarter of 2003, we successfully settled with our insurers a claim for the loss valued at USD $49.8 million; 50% of the proceeds were paid to our customer.

Nimiq 2 experienced solar array circuit failures, resulting in a reduction of available power. These failures have reduced the number of transponders we can operate at saturation and it is currently expected that the available capacity will be further reduced over time.

In April 2005, another satellite operator reported that a satellite of the same series as Nimiq 2 suffered a solar array anomaly that resulted in the complete loss of one array and a corresponding 50% reduction in available satellite power. Lockheed Martin, the manufacturer, has traced the most likely cause of this failure to a component on the solar array drive. Unlike Nimiq 1, Nimiq 2 has this component in its remaining functioning solar array. If this same component failed on the functioning array of Nimiq 2, it would result in a total loss of service on the satellite.

Anik Satellites

Anik F1 was designed with the capability to cover both North America and South America from the 107.3° WL orbital location. In August 2001, Boeing, the manufacturer of the Anik F1 satellite, advised us of a gradual decrease in available power on-board the satellite. Boeing investigated the cause of the power loss and reported that the power will continue to degrade. We procured a replacement satellite, Anik F1R, which was launched in 2005. The North American traffic on Anik F1 was transferred to Anik F1R. We now use Anik F1 to provide coverage of South America only.

We have experienced and continue to experience intermittent anomalies with certain amplifiers in the Ka-band and Ku-band payloads on Anik F2. Boeing, the manufacturer, has completed its investigation of these anomalies. The majority of the affected Ka-band units continue to remain in service through modifying operational configurations. Certain Ku-band TWTAs were affected as a result of these anomalies and were replaced using spares. Anik F2 has experienced an anomaly with one of its two telemetry transmitters. While the failure of a single telemetry transmitter does not impact satellite operations or the service we provide to our customers, in the event we are unable to restore any redundancy and the second telemetry transmitter were to fail we would cease receiving important information from the satellite regarding its position in orbit and health and our ability to operate the satellite would be adversely affected. A software patch for the satellite has been developed by Boeing to provide telemetry to support operations in the event of a failure of the second transmitter. This patch was implemented on the satellite in February 2013. At present, we are not insured with respect to any failure of the second transmitter. With the implementation of the patch, we expect to be able to reinstate insurance coverage, although there can be no assurances that our insurance carriers will agree to the reinstatement of coverage. Our Anik F2 satellite has also experienced an anomaly on one of the station-keeping thrusters and this anomaly is under investigation with the manufacturer. The thruster anomaly has had no impact on service.

There is a small Ka-band payload on Anik F3 which experienced an anomaly following launch. We implemented a plan to remedy the effect of this anomaly and the Ka-band payload is currently operational. A USD $4 million insurance settlement was agreed to in 2008.

Telstar Satellites

Telstar 12 has experienced losses of power from its solar arrays. These losses of power have not resulted in any operational impact or reduction in the number of available transponders to date. Telstar 12 experienced a loss of one of two command receivers. Full command-receiver redundancy was subsequently restored through the loading of a software upgrade. Telstar 12 has experienced a loss of some redundant equipment that has not impacted satellite operations to date.

Telstar 14R/Estrela do Sul 2’s North solar array was damaged after launch and only partially deployed, diminishing the power and expected orbital maneuver life of the satellite. At the end of July 2011, the satellite began commercial service with substantially reduced available transponder capacity and with an expected end-of-orbital maneuver life reduced to 2024. It is currently expected that the available transponder capacity will be reduced over time. An insurance claim was filed and USD $132.7 million paid to Telesat in 2011 for these losses. If the damaged solar array on Telstar 14R/Estrela do Sul 2 were to unexpectedly deploy in the future this could result in a loss of capability to provide service.

Telstar 18 has experienced a failure of one of its two telemetry transmitters. A software patch for the satellite has been developed by SS/Loral to provide telemetry to support operations in the event of a failure of the second transmitter. This patch was implemented on the spacecraft in 2011. Telstar 18 has experienced a loss of some other redundant equipment that has not impacted satellite operations to date.

In general, our satellites are exposed to the potential risk of loss. See “Item 3D. Risk Factors — Risks Related to Our Business — Our in-orbit satellites may fail to operate as expected due to operational anomalies resulting in lost revenues, increased costs and/or termination of contracts” for more information about the risks of loss associated with satellite anomalies.

Rights to Other Satellites

In addition, we have rights to satellite capacity on other satellites, including the Ka-band Canadian payload consisting of 9 user beams on ViaSat-1.

Satellites Under Construction

As of December 31, 2012, we had entered into contractual arrangements with SS/L for the construction of Anik G1, which we anticipate will be launched in the first half of 2013. Anik G1’s 16 extended Ku-band transponders have been contracted to Shaw Direct to support Shaw’s DTH services in Canada, and its three X-band transponders have been contracted to Paradigm Services, in both cases for 15 years. Anik G1 will be co-located with our Anik F1 satellite at the 107.3° WL orbital location, doubling both the Ku-band and C-band transponders serving South America from this location.

Other Orbital Spectrum

We have been authorized by governments to operate using additional frequencies at some of the orbital locations where we are currently operating a satellite; including in the RDBS (17 GHz BSS) frequency at some of our DBS locations. In addition, we have been authorized by governments to operate at other orbital locations where we currently do not have a satellite in service.

There can be no assurance that we will make use of all orbital spectrum available to us.

In general, our satellites are subject to various regulatory authorities and to the rights of other operators. See “Item 3D. Risk Factors — Risks Related to Our Business” for more information about these risks. Our operations may be limited or precluded by ITU rules or processes and we are required to coordinate our operations with those of other satellite operators.

Satellite Operations and Related Facilities

Satellite Control Centre and Earth Station Facilities

Our primary Satellite Control Centre (“SCC”) is located at our headquarters in Ottawa, Ontario. The SCC is the hub for our satellite-related activities. The facility is staffed 24 hours per day and currently operates twelve Telesat owned satellites: Anik F1, Anik F1R, Anik F2, Anik F3, Nimiq 1, Nimiq 2, Nimiq 4, Nimiq 5, Nimiq 6, Telstar 11N, Telstar 12 and Telstar 18. Telesat also operates ViaSat-1, as well as numerous other satellites for third parties from our SCC in Ottawa. We operate our Telstar 14R/Estrela do Sul 2 satellite from our SCC in Rio de Janeiro, Brazil.

Telesat leases an area in its headquarters building of approximately 112,000 rentable square feet pursuant to a lease which provides for a 15 year term (terminable by Telesat Canada at any time after 10 years upon two years’ notice), commencing February 1, 2009.

The Allan Park earth station, located northwest of Toronto, Ontario on approximately 65 acres of land, houses a customer support centre and a technical control centre. This facility is the single point of contact for Telesat’s customers internationally and is also the main earth station complex providing TT&C services for the satellites that we operate. The Allan Park earth station also houses our back-up satellite control centre for the Nimiq and Anik satellites. The back-up satellite control centre for the Telstar satellites is located at the Mount Jackson earth station. We would have the functional ability to restore satellite control services via the Allan Park and Mount Jackson back-up control centres if our primary SCCs became disabled.

In addition to the Ottawa headquarters and the Allan Park earth station, we operate a number of other earth stations, including the following:

Earth Stations	Earth Station Lands Owned/Leased by Us or Our Subsidiaries
Vancouver, British Columbia, Canada	Owned
Calgary, Alberta, Canada	Owned
Winnipeg, Manitoba, Canada	Owned
Montreal, Quebec, Canada	Owned
Toronto, Ontario, Canada	Leased
Mount Jackson, Virginia, USA	Owned
Perth, Australia	Leased
Belo Horizonte, Brazil	Owned
Iqaluit, Nunavut, Canada	Leased
Fort McMurray, Alberta, Canada	Leased
Saskatoon, Saskatchewan, Canada	Leased
St. John’s, Newfoundland, Canada	Leased

In addition to these facilities, we lease facilities for administrative and sales offices in various locations throughout Canada and the United States as well as in Brazil, England and Singapore. One of our subsidiaries, SpaceConnection, owns an office building in North Hollywood, California which is in the process of being sold.

Telesat’s lease for the earth station located in Edmonton, Alberta, Canada ended on November 30, 2012. This facility was closed and the operations transferred to other Telesat earth station facilities.

Satellite Operations Risk Management

Satellites utilize highly complex technology and operate in the harsh environment of space and, accordingly, are subject to significant operational risks while in orbit. These risks include anomalies that have occurred in our satellites and the satellites of other operators. Once our satellites are in orbit, there is a risk that a failure could prevent them from completing their commercial mission of providing uninterrupted service to customers. See “Item 3D. Risk Factors — Risks Related to Our Business — Our in-orbit satellites may fail to operate as expected due to operational anomalies resulting in lost revenues, increased costs and/or termination of contracts.”

To ensure continuity of service to our customers, we engineer satellites with on-board redundancies by including spare equipment on the satellite, conduct standard testing programs that provide high confidence of performance levels, and purchase insurance.

Our primary consideration in managing our satellite telecommunications systems is to provide reliable and cost-effective services to our customers. We endeavor to limit the assumption of risk to activities under our control. Our space risk management program has been designed to achieve these objectives.

Non-Insurance Risk Management Initiatives

The risk management program begins at the technical analysis and design stage of the satellites. We engineer certain redundancy on-board every satellite. Furthermore, we are involved in overseeing the manufacture of all of our satellites. We require the manufacturer and its subcontractors to follow assembly and quality assurance programs. We secure and maintain access to work performed by the satellite manufacturer and its subcontractors for the purpose of observing the quality and progress of such work. Comprehensive testing is conducted at the manufacturer’s or a subcontractor’s plant which must meet industry standards and, in many cases, be supervised by our engineering personnel. Our engineering personnel review program management and construction schedules, engineering, design, manufacturing and integration and testing activities at both the manufacturer’s and subcontractor’s sites. After construction is complete, we conduct final acceptance inspections of all deliverable items.

We believe it is crucial to have knowledge and insight into the launch vehicles being used to launch our satellites. Our engineering personnel are on site before and during all launches to observe that all checks and integration steps are completed.

We believe that these quality assurance and manufacturing process monitoring programs help us reduce the risk of satellite failures and anomalies and result in lower launch and in-orbit insurance costs.

Emergency Committee

Protecting and maintaining service to customers is of vital importance to us. Our emergency committee is responsible for managing the restoration of services in the event of an actual or threatened critical condition, such as a satellite failure, the loss of telemetry and tracking ability or the loss of earth station functionality. Despite our efforts, satellite failures or other anomalies may occur. See “Item 3D. Risk Factors — Risks Related to Our Business — Our in-orbit satellites may fail to operate as expected due to operational anomalies resulting in lost revenues, increased costs and/or termination of contracts.” We may also experience a failure of our ground operations infrastructure. See “Item 3D. Risk Factors — Risks Related to Our Business — We may experience a failure of ground operations infrastructure or interference with our satellite signals that impairs the commercial performance of, or the services delivered over, our satellites or the satellites of other operators for whom we provide ground services, which could result in a material loss of revenues.”

Satellite Insurance

We are required to maintain certain satellite insurance under the covenants of our Senior Secured Credit Facilities and under the indentures governing the Notes. In addition, we may purchase additional insurance as we deem appropriate.

Satellite insurance falls into three categories: Pre-Launch Insurance, Launch Insurance and In-Orbit Insurance.

Pre-Launch Insurance

Pre-launch insurance is typically purchased by the satellite manufacturer. We manage our pre-launch risks (i.e. risks during the manufacturing and transport phase) primarily through our contractual arrangements with the satellite manufacturer.

Launch Insurance

The procurement of satellite launch insurance is, and has been, an integral part of our risk management program. It has been our practice to insure our launches where we bear the risk of loss. Typically, our launch insurance has covered the following events during the period of coverage: (i) delivery from the launch pad to orbit; (ii) separation from the launch vehicle; (iii) drift orbit maneuvers; (iv) solar array and antenna deployment; and (v) testing and commissioning.

In-Orbit Insurance

In-orbit (life) insurance provides coverage for total and/or partial losses during the operating phase of a satellite. In-orbit insurance may be purchased at the same time launch insurance is procured (for new satellites) or once the satellite is in orbit, in the case of existing satellites, subject to functionality and insurance market conditions. Premium rates are dependent on the operating condition of the satellite and other satellites of the same design or using the same components as well as prevailing insurance market conditions. Typically, these insurance policies exclude coverage for damage arising from acts of war, anti-satellite devices, lasers, and other similar potential risks for which exclusions are customary in the industry at the time the policy is written. In addition, they typically exclude coverage for satellite health-related problems affecting our satellites and other satellites of the same design or using the same components that are known at the time the policy is written.

Insurance Coverage

We comply with requirements to maintain satellite insurance under the terms of our Senior Secured Credit Facilities and indentures. Under the most restrictive of these covenants, we are required to maintain insurance equal to a minimum of 50% of the net book value of certain operating satellites, and an aggregate of 50% of the net book value across the satellite fleet. As of December 31, 2012, we complied with these requirements and have arranged in-orbit insurance policies that generally expire between August 2013 and November 2013.

We may discontinue or change our in-orbit insurance practices in the future, subject to the requirements of our Senior Secured Credit Facilities and indentures. Some of our satellite in-orbit insurance policies contain deductibles or coverage exclusions related to potential future failures of certain specific on-board components.

We do not insure our interests in Anik F1, Nimiq 2, Nimiq 1 or Telstar 18. We also do not insure our transponders on ViaSat-1.

Following the launch of Telstar 14R/Estrela do Sul 2 in May 2011, the satellites’ north solar array failed to deploy. Insurance coverage was in place to cover the failure. During 2011, a claim was filed with the insurers. In late 2011, the claim was settled with insurers and payment of USD $132.7 million was received. The residual value of Telstar 14R/Estrela do Sul 2 remains insured under a combination of in-orbit insurance policies and the launch insurance policy placed to cover launch and initial in-orbit operations.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

A. Operating results

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with Telesat Holdings Inc.’s consolidated financial statements beginning at Page F-1 of this Annual Report. As used in this management’s discussion and analysis of financial condition and results of operations (“MD&A”), unless the context states or requires otherwise, references to “Telesat”, “Company”, “we”, “our” and “us” refer to Telesat Holdings Inc. and its subsidiaries. Unless the context states or requires otherwise, reference herein to “the consolidated financial statements” or “the financial statements” or similar terms refer to the consolidated financial statements of Telesat Holdings Inc. included herein.

The dollar amounts presented in this Annual Report are in Canadian dollars unless otherwise specified. On December 31, 2012, the Bloomberg exchange rate was USD $1 = CAD $0.9921. The average exchange rate for the twelve months ended December 31, 2012, was USD $1 = CAD $1.0013.

As of January 1, 2010, Telesat adopted International Financial Reporting Standards as issued by the International Accounting Standards Board in accordance with IFRS 1, First-time Adoption of International Financial Reporting Standards (“IFRS 1”). IFRS differs in certain respects from United States GAAP; however, the Securities and Exchange Commission (“SEC”) adopted Release No. 33-8879 to accept foreign private issuers financial statements prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”) without reconciliation to United States GAAP in their filings with the SEC. As a result, we are not presenting a reconciliation to United States GAAP for the years ended December 31, 2010, 2011 and 2012 in this Annual Report.

Except for the historical information contained in the following MD&A, the matters discussed below are not historical facts, but are “forward-looking statements” as that term is defined in the Private Securities Litigation Reform Act of 1995. In addition, we or our representatives have made and may continue to make forward-looking statements, orally or in writing, in other contexts. These forward-looking statements can be identified by the use of words such as “believes”, “expects”, “plans”, “may”, “would”, “could”, “should”, “anticipates”, “estimates”, “project”, “intend”, “pursue” or “outlook” or other variations of these words. These statements, including without limitation those relating to Telesat and Telesat Canada, are not guarantees of future performance and involve risks and uncertainties that are difficult to predict or quantify. Actual events or results may differ materially as a result of a wide variety of factors and conditions, many of which are beyond our control. For a detailed discussion of these and other factors and conditions, please refer to “Item 3.D — Risk Factors”. We undertake no obligation to update any forward-looking statements

The information contained in this MD&A takes into account information available up to February 19, 2013, unless otherwise noted.

OVERVIEW OF THE BUSINESS

We are a leading global fixed satellite services operator, with offices and facilities around the world. We provide our satellite and communication services from a fleet of satellites that occupy Canadian and other orbital locations. We are organized into one operating segment, the satellite services business; however, we provide our services through three business categories: Broadcast, Enterprise and Consulting and Other.

The satellite services business is capital intensive and the build-out of a satellite fleet requires substantial time and investment. Once the investment in a satellite is made, the incremental costs to maintain and operate the satellite are relatively low over the life of the satellite, with the exception of in-orbit insurance. We have been able to generate a large contracted revenue backlog by entering into long-term contracts with some of our customers for all or substantially all of a satellite’s life. Historically, this has resulted in revenue from the satellite services business being fairly predictable.

At December 31, 2012, we provided satellite services to customers from our fleet of 13 in-orbit satellites. In addition, we own the Canadian payload on the ViaSat-1 satellite and we also have one satellite, Anik G1, which we anticipate will be launched in the first half of 2013.

Telesat Canada and its affiliates operate satellites pursuant to authorizations granted by governments, including those of Canada, the United States, Brazil, the Kingdom of Tonga and the United Kingdom, to access and use certain geostationary orbital locations and associated spectrum resources. The use of these orbital locations, as well as our other operations, is subject to a variety of Canadian and international regulations.

Revenue

We earn most of our revenue by providing video and data services using satellite transponder capacity. We also earn revenue by providing ground-based transmit and receive services, selling equipment, managing satellite networks, and providing consulting services in the field of satellite communications.

We recognize revenue when earned, as services are rendered or as products are delivered to customers. For us to recognize revenue, there must be evidence that an arrangement exists, the amount of revenue must be fixed or determinable and our ability to collect must be reasonably assured. In particular, broadcast and some enterprise revenue are generally billed in advance to the customers and recognized in the month for which the service is rendered. Consulting revenue for “cost plus” contracts is recognized after the work has been completed and accepted by the customer. The percentage of completion method is used for “fixed price” contracts.

Expenses

Our operating expenses consist mainly of labour, the cost of which is relatively stable. As we take advantage of growth opportunities through the addition of satellites to our fleet, we believe we can increase revenue with relatively smaller increases in operating expenses. Variable operating expenses include in-orbit insurance and direct-billed expenses, such as third-party contractor services.

Interest expense continues to be significant and arises principally from our Senior Secured Credit Facilities, as well as our Senior Notes and Senior Subordinated Notes. Non-cash foreign exchange gains or losses incurred on the translation of the U.S. dollar denominated debt and the gains or losses on financial instruments resulting from variations in the fair value of the cross-currency basis swaps, interest rate swaps, prepayment options on the Senior Notes and Senior Subordinated Notes and embedded derivatives related to the interest rate floors included on our Canadian and U.S. Term Loan B remain significant components of our net earnings.

Other significant operating expenses include the straight-line depreciation of the cost of each of our satellites over their useful lives and amortization expense of various finite life intangible assets.

OPERATING HIGHLIGHTS OF 2012

Refinancing and Distributions to Shareholders of the Company

On March 28, 2012, Telesat Canada entered into a new credit agreement (the “Credit Agreement”) with a syndicate of banks which provided for the extension of credit in the principal amount of up to approximately USD $2,550 million under the following credit facilities (together, the “Senior Secured Credit Facilities”): (i) a Revolving Credit Facility in the amount of up to CAD/USD $140 million, available in either Canadian or U.S. dollars, maturing on March 28, 2017; (ii) a Term Loan A facility denominated in Canadian dollars, in the amount of $500 million, maturing on March 28, 2017; (iii) a Term Loan B facility denominated in Canadian dollars, in the amount of $175 million, maturing on March 28, 2019; and (iv) a Term Loan B facility denominated in U.S. dollars, in the amount of USD $1,725 million, maturing on March 28, 2019. Simultaneously with entering into the Credit Agreement, Telesat Canada terminated and paid all outstanding amounts under its previously existing credit facilities, which were evidenced by a credit agreement dated as of October 31, 2007.

On March 28, 2012, we redeemed all of our outstanding senior preferred shares, previously held by an affiliate of the Public Sector Pension Investment Board (“PSP Investments”), for approximately $146 million in cash, equal to the principal and accrued dividends on the senior preferred shares. Following the redemption of the senior preferred shares, an affiliate of PSP Investments provided a loan in the amount of approximately $146 million to Telesat Canada, in the form of a subordinated promissory note (the “PSP Note”).

In connection with the closing of the Credit Agreement, the Board declared a special cash distribution to our shareholders, as a reduction of stated capital, in the amount of approximately $656 million. On March 28, 2012, we paid our shareholders approximately $586 million relating to the special distribution, which was funded by the proceeds from the Senior Secured Credit Facilities and excess cash from operations, while the remaining $70 million was paid in early July 2012. In connection with the cash distribution made to our shareholders, the Board also authorized approximately $49 million in special payments to executives and certain employees of the Company.

Issuance of 6.0% Senior Notes and redemption of 11.0% Senior Notes

On May 14, 2012, Telesat Canada issued, through a private placement, USD $700 million of 6.0% Senior Notes which mature on May 15, 2017. The 6.0% Senior Notes are subordinated to Telesat Canada’s existing and future secured indebtedness, including obligations under its Senior Secured Credit Facilities, and are governed under the 6.0% Senior Notes Indenture. The net proceeds of the offering, along with available cash on hand, were used to repurchase and redeem all of our 11.0% Senior Notes due November 1, 2015 issued under an indenture dated as of June 30, 2008 and to pay certain financing costs and redemption and tender premiums.

Nimiq 6

On May 18, 2012, we successfully launched our Nimiq 6 direct broadcast satellite. Nimiq 6 was placed into commercial service at the 91.1 degrees West orbital location during June 2012 and provides a broad range of video services across Canada. The satellite was manufactured by Space Systems/Loral and is based on its 1300 platform. The Nimiq 6 satellite carries 32 high-powered Ku-band transponders which are fully contracted to Bell TV for 15 years.

Initial Public Offering Registration Notice and Withdrawal

Under Telesat’s Unanimous Shareholders’ Agreement, either PSP Investments or Loral can initiate the process of Telesat conducting an initial public offering of the equity shares of Telesat if an initial public offering has not been completed by October 31, 2011. In Q3 2012, PSP Investments delivered to Telesat and Loral a notice initiating this process which notice PSP Investments subsequently withdrew.

Issuance of Additional 6.0% Senior Notes

On October 29, 2012, Telesat Holdings Inc. together with Telesat LLC, completed an offering for an additional USD $200 million of 6.0% Senior Notes due May 15, 2017. The net proceeds of the offering were used to repay the PSP Note and Loral promissory notes (the “Loral Notes”), including accrued and unpaid interest thereon, and for general corporate purposes.

Stock Option Repurchase and Exercise of Share Appreciation Rights

In December 2012, the Board approved the repurchase for cash consideration of 20% of all vested stock options. A total of 1,660,619 options were repurchased by the Company. Also in December 2012, certain executives exercised their share appreciation rights (“SARs”) in respect of vested options granted under the Company’s share based compensation plan and received 2,249,747 non-voting participating preferred shares and cash equivalent to certain withholding taxes payable in respect of the exercise of the SARs.

FUTURE OUTLOOK

Our commitment to providing strong customer service and our focus on innovation and technical expertise has allowed us to successfully build our business to date. Building on our existing contractual revenue backlog, our focus is on taking disciplined steps to grow our core business and sell newly launched and existing in-orbit satellite services; and, in a disciplined manner, use the cash flow generated by existing business, contracted expansion satellites and cost savings to strengthen the business.

We believe our satellite fleet offers a strong combination of existing revenue backlog and a strong foundation upon which we will seek to continue to grow our revenue and cash flows. The growth is expected to come from the sale of available capacity on our existing fleet of in-orbit satellites, the Canadian payload on the ViaSat-1 satellite which launched in October 2011, our Nimiq 6 satellite which launched in May 2012 and our Anik G1 satellite, which we anticipate will launch in the first half of 2013. With Nimiq 6 having entered into commercial service in June 2012, our customer returned our Nimiq 1 satellite on October 31, 2012. We intend to use Nimiq 1 to pursue other revenue growth opportunities.

We believe we are well-positioned to serve our customers and the markets in which we participate. We actively pursue opportunities to develop new satellites, particularly in conjunction with current or prospective customers who will commit to long-term service agreements prior to the time the satellite construction contract is signed. Although we regularly pursue opportunities to develop new satellites, we do not procure additional or replacement satellites until we believe there is a demonstrated need and a sound business plan for such satellite capacity.

We anticipate that the relatively fixed cost nature of the business, combined with contracted revenue growth and other growth opportunities, will produce growth in operating income and cash flow.

Leading into 2013, we will remain focused on: increasing utilization on our existing satellites, continuing our preparation for the launch and deployment of Anik G1, identifying and pursuing opportunities to expand our satellite fleet, and maintaining cost and operating discipline.

RESULTS OF OPERATIONS

Review of financial performance

Our significant revenue backlog and long-term customer contracts protect us, to a certain extent, from short-term market fluctuations. With the entry into commercial service of the Canadian payload on ViaSat-1 in December 2011, the launch and entry into commercial service of the Nimiq 6 satellite in the second quarter of 2012 and the anticipated launch of Anik G1 in the first half of 2013, we believe we are well positioned to strengthen our overall financial performance.

Our net income for the year ended December 31, 2012, was $27 million compared to a net income of $237 million in the prior year for a net decrease of $210 million. The 2012 net income was lower than 2011 due in part to the recognition in 2011 of a $135 million gain from insurance proceeds received in connection with an insurance claim filed for the failure of the north solar array on Telstar 14R/Estrela do Sul 2. The decrease in net income was also impacted by a loss on refinancing of $77 million in 2012, which was the result of the repurchase and redemption of our 11.0% Senior Notes due November 1, 2015, and the write-off of deferred financing costs capitalized with the carrying value of our previous senior secured credit facilities. Results were also negatively impacted by a $57 million increase in operating expenses mainly due to special payments made to management related to the cash distribution made to our shareholders. The unfavorable variations were partially offset by meaningful revenue growth in 2012 as a result of the successful deployment of our Nimiq 6 satellite in the second quarter of 2012 and the commencement of commercial service of the Canadian payload on the ViaSat-1 satellite in December 2011.

Our net income for the year ended December 31, 2011, was $237 million compared to a net income of $286 million in the prior year for a net decrease of $49 million. The 2011 net income was negatively impacted by $243 million due to foreign exchange losses of $79 million in 2011 compared to foreign exchange gains of $164 million in 2010. Our debt is primarily denominated in U.S. dollars and therefore we are directly impacted by movements in foreign exchange rates. The value of the Canadian dollar compared to the U.S. dollar at December 31, 2011 was weaker than at December 31, 2010 creating a foreign exchange loss. The loss on foreign exchange was partially offset by a gain of $99 million on the fair value of financial instruments as compared to a loss of $11 million during 2010. Net income was also impacted by $31 million due to higher other operating gains in 2011. The 2010 other operating gain was mainly comprised of $79 million of orbital slot and satellite impairment reversals. The 2011 other operating gain amount was comprised of a USD $132.7 million gain from the insurance proceeds received for T14R/Estrela do Sul 2 partly offset by a $20 million orbital slot impairment. Results were also impacted by approximately $30 million of lower interest expense also due to movements in foreign exchange and the maturity of interest rate swaps during 2011.

Below are the foreign exchange rates used in our annual financial statements:

	2012	2011	2010
USD to CAD spot rate at December 31	0.9921	1.0213	0.9980
USD to CAD average rates for the year	1.0013	0.9850	1.0406

Revenue

	Year Ended December 31,			% Increase (Decrease) 2012 vs. 2011
(in millions of Canadian dollars except percentages)	2012	2011	2010
Broadcast	$439	$436	$454	1%
Enterprise	381	342	335	11%
Consulting and other	26	30	32	(13%)
Total revenue	$846	$808	$821	5%

Total revenue for the year ended December 31, 2012, was $846 million, an increase of $38 million from the $808 million for the prior year.

Revenue from Broadcast services increased by $3 million for the year ended December 31, 2012, as compared to the prior year. The increase was mainly due to revenue earned on our Nimiq 6 satellite which entered into commercial service in June 2012, partially offset by a scheduled rate reduction on a long-term contract for one of our North American DTH satellites which occurred during 2011.

Revenue from Enterprise services increased by $39 million for the year ended December 31, 2012, when compared to the prior year. The increase was primarily due to the continued growth in our international enterprise activities and revenue earned from the Canadian payload on the ViaSat-1 satellite which entered commercial service in December 2011.

Consulting and other revenue decreased by $4 million for the year ended December 31, 2012, when compared to the prior year. The decrease was primarily due to the termination of a customer contract.

Total revenue for the year ended December 31, 2011, decreased by $13 million to $808 million compared to $821 million for the prior year. Revenue from Broadcast services decreased by $18 million for the year ended December 31, 2011, as compared to the prior year. The decrease was mainly due to the scheduled rate reduction on a long-term contract and the impact of the weaker average U.S. dollar in 2011 and its effect on the conversion of our U.S. denominated revenue into Canadian dollars. Revenue from Enterprise services increased by $7 million for the year ended December 31, 2011, when compared to the prior year. Growth in our international enterprise activities and in our Infosat subsidiary was partially offset by the negative impact of the weaker average U.S. dollar. Consulting and other revenue decreased by $2 million for the year ended December 31, 2011, when compared to the prior year. This was primarily due to the impact of the weaker average U.S. dollar.

Expenses

	Year Ended December 31,			% Increase (Decrease) 2012 vs. 2011
(in millions of Canadian dollars except percentages)	2012	2011	2010
Depreciation	$209	$199	$202	5%
Amortization	36	41	45	(12%)
Operating expenses	245	188	206	30%
Other operating gains, net	(6)	(114)	(83)	(95%)
Total expenses	$484	$314	$370	54%

Depreciation and Amortization

Depreciation of satellite, property and other equipment increased by $10 million for the year ended December 31, 2012, as compared to the prior year. The increase in depreciation was due to Telstar 14R/Estrela do Sul 2 and the Canadian payload on the ViaSat-1 satellite which entered commercial service in the second half of 2011, as well as the Nimiq 6 satellite which entered commercial service in June 2012. The increase was partially offset by the end of the useful lives for accounting purposes of Nimiq 1 and Telstar 14/Estrela do Sul. Amortization of intangible assets decreased by $5 million for the year ended December 31, 2012, due to lower amortization of intangible assets related to revenue backlog as certain contracts were completed.

Depreciation of satellite, property and other equipment decreased by $3 million for the year ended December 31, 2011, as compared to the prior year. The decrease in depreciation was due to the end of the term over which Nimiq 1 was depreciated (based on previous estimated useful life) and the removal from service of Telstar 14/ Estrela do Sul 1, partially offset by the commencement of depreciation for Telstar 14R/Estrela do Sul 2. Amortization of intangible assets decreased for the year ended December 31, 2011, by $4 million primarily due to the end of life of certain intangible assets related to revenue backlog and the ensuing lower monthly amortization.

Operating Expenses

	Year Ended December 31,			% Increase (Decrease) 2012 vs. 2011
(in millions of Canadian dollars except percentages)	2012	2011	2010
Compensation and employee benefits	$116	$62	$66	87%
Other operating expenses	47	48	52	(2%)
Cost of sales	82	78	88	5%
Total operating expenses	$245	$188	$206	30%

Operating expenses consist of compensation and employee benefits, other operating expenses such as marketing, general and administration expenses and cost of sales. Total operating expenses increased by $57 million for the year ended December 31, 2012, as compared to the prior year. The variation was mainly the result of compensation and employee benefit expenses which increased by $54 million, primarily due to expenses related to special payments to executives and certain employees of the Company in connection with the cash distribution made to our shareholders. Other operating expenses decreased by $1 million for the year ended December 31, 2012, as compared to the prior year. The decrease was primarily due to lower in-orbit insurance premiums, legal and facility related costs, partially offset by lower investment tax credits. Cost of sales increased by $4 million for the year ended December 31, 2012, as compared to the prior year. The increase in cost of sales was a result of higher equipment sales and higher revenue related expenses.

Total operating expenses decreased by $18 million for the year ended December 31, 2011, as compared to the prior year. Compensation and employee benefit expenses decreased by $4 million for the year ended December 31, 2011, in comparison to the same period in the prior year. This was a result of our operating discipline, lower stock based compensation and higher capitalized engineering due to the acceleration of our capital programs. Other operating expenses decreased by $4 million for the year ended December 31, 2011, as compared to the prior year. This variation was related to lower in-orbit insurance premiums, higher investment tax credits earned on eligible research and development expenses and the absence of capital taxes in 2011. Cost of sales decreased by $10 million for the year ended December 31, 2011, when compared to the prior year. The year over year decrease was a result of lower service revenue related expenses as well as the impact of a weaker average U.S. dollar partially offset by an increase in cost of equipment sales.

Other Operating Gains, Net

	Year Ended December 31,			% Increase (Decrease) 2012 vs. 2011
(in millions of Canadian dollars except percentages)	2012	2011	2010
Insurance proceeds	$—	$135	$—	(100%)
Impairment reversal (loss) on intangible assets	1	(20)	71	—
Impairment reversal on tangible assets	—	—	8	—
Gain on forgiveness of satellite incentive payments	6	—	—	100%
(Loss) gain on disposal of assets	(1)	(1)	4	—
Total other operating gains, net	$6	$114	$83	(95%)

Total other operating gains were $6 million for the year ended December 31, 2012, compared to other operating gains of $114 million for the prior year. In 2012, we recognized a $6 million gain on the elimination of satellite incentive payments relating to one of our satellites. In 2011, insurance proceeds of USD $132.7 million were received in connection with an insurance claim filed for the failure of the north solar array on Telstar 14R/Estrela do Sul 2, partially offset by a $20 million impairment loss on the orbital slots as a result of an increase in discount rates during the year.

Total other operating gains increased by $31 million for the year ended December 31, 2011, in comparison to the prior year. As stated above, insurance proceeds of USD $132.7 million were received in December 2011. In 2010, we reversed $71 million in impairment loss on our orbital slots originally recorded in 2008 as a result of the high discount rate environment created by liquidity issues in the credit markets prevailing at the time. A decrease in discount rates, as well as changes in our revenue projections and gross margin assumptions, positively impacted the valuation of the orbital slots in 2010 resulting in the reversal. However, in 2011, we recognized a $20 million impairment loss on the orbital slots due to an increase in discount rates during the year. In 2010, we fully reversed a tangible asset impairment loss due to changes in our revenue projections stemming from our ability to obtain higher prices for the same capacity as well as a higher utilization rate for the satellite.

Interest Expense

	Year Ended December 31,			% Increase (Decrease) 2012 vs. 2011
(in millions of Canadian dollars except percentages)	2012	2011	2010
Debt service costs	$243	$244	$254	—
Interest expense on performance incentive payments	4	4	5	—
Interest on senior preferred shares	2	10	12	(80%)
Interest expense on PSP Note	9	—	—	100%
Interest expense on Loral Notes	1	1	1	—
Capitalized interest	(17)	(32)	(15)	(47%)
Interest expense	$242	$227	$257	7%

Interest expense includes interest related to our debt, interest on the performance incentive payments, interest on the former senior preferred shares and PSP Note, net of capitalized interest on our satellites under construction. Total debt service costs, which include interest expense on indebtedness and interest expense on derivative instruments, decreased by $1 million for the year ended December 31, 2012, as compared to the prior year. This was primarily the result of a $16 million decrease in interest expense incurred on our interest rate swaps and a $6 million decrease due to a more favorable interest rate on our new Senior Notes, partially offset by a $21 million increase in interest expense due to additional indebtedness as a result of the refinancing of our Senior Secured Credit Facilities. Interest expense on the senior preferred shares decreased by $8 million for the year ended December 31, 2012, as compared to the prior year as a result of the redemption of the senior preferred shares at the end of the first quarter of 2012. The former PSP Note was issued in the first quarter of 2012 and therefore we did not incur interest in the comparative years. Capitalized interest decreased by $15 million for the year ended December 31, 2012, as compared to prior year as a result of having fewer satellites under construction.

Total debt service costs decreased by $10 million for the year ended December 31, 2011, as compared to the prior year, primarily due to $109 million in principal repayments on our Canadian and U.S. Term Loan Facilities and a weaker average U.S. dollar. Interest on the senior preferred shares decreased by $2 million for the year ended December 31, 2011, due to a decrease in the dividend rate from 8.5% to 7% beginning in July 2010 and foreign exchange impacts. Capitalized interest increased by $17 million for the year ended December 31, 2011, due to increased activity on our satellite construction programs during 2011 including Telstar 14R/Estrela do Sul 2, Nimiq 6, Anik G1 and the Canadian payload on the ViaSat-1 satellite.

Loss on Financing

	Year Ended December 31,			% Increase (Decrease) 2012 vs. 2011
(in millions of Canadian dollars except percentages)	2012	2011	2010
Loss on financing	$77	$—	$—	100%

The loss on financing of $77 million for the year ended December 31, 2012, was a result of a $54 million loss recognized in May 2012 on the repurchase and redemption of our 11.0% Senior Notes due November 1, 2015, a $22 million loss recognized in March 2012 as a result of the write-off of deferred financing costs capitalized with the carrying value of our previous senior secured credit facilities dated October 31, 2017, and a $1 million loss on the repayment of certain indebtedness owed to principal shareholders. The previous senior secured credit facilities included the Canadian term loan, U.S. term loan and U.S. term loan II facilities which were all repaid during the first quarter of 2012.

Foreign Exchange and Derivatives

	Year Ended December 31,
(in millions of Canadian dollars except percentages)	2012	2011	2010
(Loss) gain on changes in fair value of financial instruments	$(59)	$99	$(11)
Foreign exchange gain (loss)	$79	$(79)	$164

The $59 million loss on changes in fair value of financial instruments in 2012 reflects fluctuations in fair values of our cross-currency basis swaps, interest rate swaps, prepayment options on the 6.0% Senior Notes, 11.0% Senior Notes which were redeemed in May 2012, and 12.5% Senior Subordinated Notes and embedded derivatives related to interest rate floors included on the Canadian and U.S. Term Loan B and the former PSP Note. This represented a net decrease of $158 million from the end of 2011 to the end of 2012. The negative variation was mainly due to losses on changes in fair value of the prepayment options on our former 11.0% Senior Notes, partially offset by gains on the fair value of the prepayment options on our 6.0% Senior Notes and 12.5% Senior Subordinated Notes due to lower credit spreads. The foreign exchange gain for the year ended December 31, 2012, was $79 million compared to a foreign exchange loss of $79 million in the prior year resulting in a total variation of $158 million. The positive variation was mainly the result of a weaker U.S. dollar to Canadian dollar spot rate at December 31, 2012 ($0.9921), compared to the spot rate at December 31, 2011 ($1.0213), and the resulting favorable impact on the translation of our U.S. dollar denominated debt.

The $99 million gain on changes in fair value of financial instruments in 2011 reflects the fluctuations in the fair values of our cross-currency basis swaps, interest rate swaps, forward foreign exchange contracts, and prepayment options on our former 11.0% Senior Notes and 12.5% Senior Subordinated Notes. This represented a net increase of $110 million from the end of 2010 to the end of 2011. The positive variation is mainly related to the $62 million fair value change of the embedded derivative prepayment options on the Company’s Senior Notes and Senior Subordinated Notes due to lower credit spreads. The balance of the favorable impact was related to the increase in the fair value of the cross-currency basis swaps and interest rate swaps. The foreign exchange loss for the year ended December 31, 2011, was $79 million compared to a foreign exchange gain of $164 million for the prior year resulting in a total variation of $243 million. The loss for the year ended December 31, 2011, was mainly the result of a stronger U.S. dollar to Canadian dollar spot rate at December 31, 2011 ($1.0213), compared to the spot rate at December 31, 2010 ($0.9980), and the resulting unfavorable impact on the translation of our U.S. dollar denominated debt.

Income Taxes

	Year Ended December 31,			% Increase (Decrease) 2012 vs. 2011
(in millions of Canadian dollars except percentages)	2012	2011	2010
Current income tax (recovery) expense	$(2)	$—	$2	(100%)
Deferred income tax expense	38	52	64	(27%)
Total income tax expense	$36	$52	$66	(31%)

The income tax expense for the year ended December 31, 2012, was $16 million lower than the prior year. The decrease was mainly due to the decrease in operating income and was partially offset by an increase in tax rates.

The income tax expense for the year ended December 31, 2011, was $14 million lower than the prior year. The decrease was partly due to the recognition of previously unrecognized foreign tax credits in 2011, as well as a realized foreign exchange loss in 2011 compared to a realized foreign exchange gain in 2010. The decrease in 2011 was also due to lower operating income.

Backlog

Contracted revenue backlog represents our expected future revenue from existing service contracts (without discounting for present value) including any deferred revenue that we will recognize in the future in respect of cash already received. The significant majority of our contracted revenue backlog is generated from service or other agreements for satellite capacity. We do not include revenue beyond the stated expiration date of a contract regardless of the potential for a renewal. Our contracted revenue backlog is attributable to satellites currently in-orbit and Anik G1, our satellite awaiting launch. As of December 31, 2012, our contracted backlog was approximately $5.1 billion as compared to $5.4 billion as of December 31, 2011.

Generally, following the successful launch of a satellite, if the satellite is operating nominally, our customers may only terminate their service agreements for satellite capacity by paying us all, or substantially all, of the payments that would have otherwise become due over the term of the service agreement. However, if certain of our existing satellites and satellites under construction were to experience a significant launch delay, launch or in-orbit failure, or otherwise fail to operate as anticipated, we may be obligated to return all or a portion of the customer prepayments made under service agreements for that satellite. Those repayments would be funded by insurance proceeds we may receive, cash on hand and/or funds available under our Revolving Credit Facility.

We expect our backlog to be recognized as follows:

(in millions of Canadian dollars)	2013	2014	2015	2016	2017 and thereafter
Backlog	$667	$598	$513	$443	$2,900

LIQUIDITY AND CAPITAL RESOURCES

Cash and Available Credit

As at December 31, 2012, we had $181 million of cash and short-term investments as well as approximately $140 million of borrowing availability under our Revolving Facility (as defined below). We believe the unrestricted cash and short-term investments as at December 31, 2012, cash flow from operating activities, including amounts from customer prepayments, and drawings on the available lines of credit under the Credit Facility (as defined below) will be adequate to meet our expected cash requirements for at least the next twelve months for activities in the normal course of business, including interest and required principal payments on debt.

For fiscal 2013, we expect our major cash requirements to include capital expenditures of approximately $160 million, repayment of $291 million in principal and interest payments on long-term debt (including the swaps) and $7 million on operating leases. We expect to meet our cash needs for fiscal 2013 through a combination of operating cash and short-term investments, cash flow from operations, cash flow from customer prepayments or through borrowings on available lines of credit under the Credit Facility.

Cash Flows from Operating Activities

Cash generated from operating activities for the year ended December 31, 2012, was $293 million, a $130 million decrease over the prior year. The decrease was primarily due to special payments made to executives and certain employees of our Company in connection with the cash distribution made to our shareholders, repurchase of stock options for cash consideration, exercise of share appreciation rights for non-voting participating preferred shares, lower customer prepayments on future services and lower insurance proceeds.

Cash generated from operating activities for the year ended December 31, 2011, was $424 million, an $82 million increase over the prior year. The increase was driven by improved positive cash flows from operating activities, larger customer prepayments for future satellite services and insurance proceeds relating to our Anik F1 satellite.

Cash Flows used in Investing Activities

Cash used in investing activities for the year ended December 31, 2012, was $170 million. This consisted of cash outflows related to capital expenditures of $163 million for the construction of the Anik G1 satellite and the successful completion of the Nimiq 6 satellite, as well as $8 million for other equipment.

Cash used in investing activities for the year ended December 31, 2011, was $251 million. This consisted of cash outflows related to capital expenditures of $356 million for the construction of the Telstar 14R/Estrela do Sul 2, Anik G1, Nimiq 6 satellites, and the Canadian payload on the ViaSat-1 satellite, $18 million on other capital expenditures and $13 million for the assumption of Loral’s 15 year revenue contract with Xplornet Communications Inc. This was offset by cash inflows of $135 million in insurance proceeds related to Telstar 14R/Estrela do Sul 2.

Cash used in investing activities for the year ended December 31, 2010, was $235 million. Most of the cash outflow related to the capital expenditures of $262 million, offset by $27 million of proceeds primarily from the sale of our ownership interest in our headquarters building and our leasehold interest in the Telstar 10 satellite. The main components of the capital expenditure programs were the construction of Telstar 14R/Estrela do Sul 2, Nimiq 6 and Anik G1.

Cash Flows used in Financing Activities

Cash used in financing activities for the year ended December 31, 2012, was $219 million. The cash flows used in financing consisted of $1.9 billion repayment of our prior senior secured credit facilities, $695 million repayment of our 11.0% Senior Notes and $14 million repayment of our Term Loan B facilities. There were also amounts paid to shareholders which included $657 million as a return of capital and $162 million for repayment of senior preferred shares and promissory notes. There were $52 million of debt issue costs related to our new Senior Secured Credit Facilities and issuance of the 6.0% Senior Notes, as well as $39 million of redemption premiums. The cash flows from financing activities consisted of $2.4 billion of proceeds from the Credit Agreement and $900 million of proceeds from the issuance of the 6.0% Senior Notes.

Cash used in financing activities for the year ended December 31, 2011, was $115 million and related to $109 million in scheduled principal repayments on our Canadian Term Loan Facility and U.S. Term Loan Facility, as well as satellite performance incentive payments of $6 million.

Cash used in financing activities for the year ended December 31, 2010, was $40 million resulting from the repayment of debt financing of approximately $35 million and satellite performance incentive payments of approximately $5 million.

Liquidity

A large portion of our annual cash receipts are reasonably predictable because they are primarily derived from an existing backlog of long-term customer contracts and high contract renewal rates. We believe our cash flows from operating activities, in addition to cash on hand and available credit facilities will be sufficient to provide for our capital requirements and to fund our interest and debt payment obligations for the next twelve months.

The construction of any satellite replacement or expansion program will require significant capital expenditures. We may choose to invest in new satellites to further grow our business. Cash required for current and future satellite construction programs will be funded from some or all of the following: cash and short-term investments, cash flow from operating activities, cash flow from customer prepayments or through borrowings on available lines of credit under the Revolving Facility. In addition, we may sell certain satellite assets, and in accordance with the terms and conditions of our Senior Secured Credit Facilities, reinvest the proceeds in replacement satellites or pay down indebtedness under those Senior Secured Credit Facilities. Subject to market conditions and subject to compliance with the terms and conditions of our Credit Facility and the financial leverage covenant tests therein, we may also have the ability to obtain additional secured or unsecured financing to fund current or future satellite construction. However, our ability to access these sources of funding is not guaranteed, and therefore, we may not be able to fully fund additional replacement and new satellite construction programs.

Debt

On March 28, 2012, Telesat Canada entered into a new Credit Agreement arranged with a syndicate of banks which provides for the extension of credit under the Senior Secured Credit Facilities. All obligations under the Credit Agreement are guaranteed by the Company and certain of Telesat Canada’s existing subsidiaries (the “Guarantors”). Simultaneously with entering into the Credit Agreement, Telesat Canada terminated and paid all outstanding amounts under its previously existing credit facilities, which were evidenced by a Credit Agreement dated as of October 31, 2007.

On April 30, 2012, Telesat Canada announced a tender offer for all of its 11.0% Senior Notes due November 1, 2015. On May 14, 2012, Telesat Canada issued USD $700 million of 6.0% Senior Notes which mature on May 15, 2017. A portion of the net proceeds of the offering were used to pay all holders of the 11.0% Senior Notes due November 1, 2015, who validly tendered such Senior Notes. All remaining funds from the 6.0% Senior Notes offering, together with cash on hand, were used to fund the redemption of the remaining 11.0% Senior Notes not already validly tendered and accepted for purchase pursuant to Telesat’s tender offer. On October 29, 2012, an additional USD $200 million of 6.0% Senior Notes were issued, which have the same terms and conditions other than issue price as those issued on May 14, 2012, and thus also mature on May 15, 2017. The net proceeds of the additional offering, together with cash on hand, were used to pay certain indebtedness owed to the principal shareholders. The 6.0% Senior Notes are subordinated to Telesat Canada’s existing and future secured indebtedness, including obligations under the Senior Secured Credit Facilities, and are governed under the 6.0% Senior Notes indenture.

The Senior Secured Credit Facilities

The obligations under the Credit Agreement and the guarantees of those obligations are secured, subject to certain exceptions, by first priority liens and security interest in the assets of Telesat Canada and the Guarantors. The Credit Agreement contains covenants that restrict the ability of Telesat Canada and certain of its subsidiaries to take specified actions, including, among other things and subject to certain significant exceptions: creating liens, incurring indebtedness, making investments, engaging in mergers, selling property, paying dividends, entering into sales-leaseback transactions, creating subsidiaries, repaying subordinated debt or amending organizational documents. The Credit Agreement requires Telesat Canada to comply with a maximum senior secured leverage ratio. The Credit Agreement also contains customary affirmative covenants and events of default.

The Senior Secured Credit Facilities are comprised of the following facilities:

i — Revolving Credit Facility

The Revolving Credit Facility (“Revolving Facility”) is a CAD/USD $140 million loan facility available in either Canadian or U.S. dollars, maturing on March 28, 2017. Loans under the Revolving Facility bear interest at a floating rate plus an applicable margin of 2.00% for prime rate and Alternative Base Rate (“ABR”) loans and 3% for Bankers Acceptance (“BA”) and Eurodollar loans. The Revolving Facility currently has an unused commitment fee of 50 basis points. As of December 31, 2012, other than approximately $0.2 million in drawings related to letters of credit, there were no borrowings under this facility.

ii — Term Loan A Facility

The Term Loan A Facility (“TLA Facility”) is a $500 million loan maturing on March 28, 2017. The outstanding borrowings under the TLA Facility currently bear interest at a floating rate of the BA borrowing rate plus an applicable margin of 3.00%. There were no required repayments on the TLA Facility for the year ended December 31, 2012, however, repayments of $25 million are required for the year ending December 31, 2013.

iii — Term Loan B — Canadian Facility

The Term Loan B — Canadian Facility (“Canadian TLB Facility”) was initially a $175 million loan maturing on March 28, 2019. As of December 31, 2012, $174 million of the facility was outstanding, which represents the full amount available following mandatory repayments. The Canadian TLB Facility currently bears interest at a floating rate of the BA borrowing rate, but not less than 1.25%, plus an applicable margin of 3.75%. The mandatory principal repayments on the Canadian TLB Facility are ¼ of 1% of the original amount of the loan, which must be paid on the last day of each quarter and commenced with the fiscal quarter ended September 30, 2012.

iv — Term Loan B — U.S. Facility

The Term Loan B — U.S. Facility (“U.S. TLB Facility”) was originally a USD $1,725 million loan maturing on March 28, 2019. As at December 31, 2012, USD $1,716 million of the facility was outstanding, which represents the full amount available following mandatory repayments. The outstanding borrowings under the U.S. TLB Facility currently bear interest at a floating rate of Libor, but not less than 1.00%, plus an applicable margin of 3.25%. The mandatory principal repayments on the U.S. TLB Facility are ¼ of 1% of the original amount of the loan, which must be paid on the last day of each quarter and commenced with the fiscal quarter ended September 30, 2012.

Each of the Senior Secured Credit Facilities is subject to mandatory principal repayment requirements. The maturity date for each of the Senior Secured Credit Facilities described above will be accelerated if Telesat Canada’s existing 6.0% Senior Notes due in 2017 and 12.5% Senior Subordinated Notes due in 2017 or certain refinancing thereof are not repurchased, redeemed, refinanced or deferred before the date that is 91 days prior to the maturity date of such notes.

In order to hedge our currency risk, we kept our cross-currency basis swaps to synthetically convert USD $1.0 billion of future U.S. dollar denominated payment obligations to $1.2 billion. The cross-currency basis swaps are being amortized on a quarterly basis at ¼ of 1% of the original amount. As of December 31, 2012, the balance of the swaps was $1.2 billion and bears interest at a floating rate of Bankers Acceptance plus an applicable margin of approximately 387 basis points.

6.0% Senior Notes due May 15, 2017

The Senior Notes, in the amount of USD $900 million, bear interest at an annual rate of 6.0% and are due May 15, 2017. The Senior Notes include covenants or terms that restrict our ability to, among other things, (i) incur additional indebtedness, (ii) incur liens, (iii) pay dividends or make certain other restricted payments, investments or acquisitions, (iv) enter into certain transactions with affiliates, (v) modify or cancel our satellite insurance, (vi) effect mergers with another entity, and (vii) redeem the Senior Notes prior to May 15, 2014, in each case subject to exceptions provided in the Senior Notes indenture.

12.5% Senior Subordinated Notes due November 1, 2017

The Senior Subordinated Notes, in the amount of USD $217 million, bear interest at a rate of 12.5% and are due November 1, 2017. The Senior Subordinated Notes include covenants or terms that restrict our ability to, among other things, (i) incur additional indebtedness, (ii) incur liens, (iii) pay dividends or make certain other restricted payments, investments or acquisitions, (iv) enter into certain transactions with affiliates, (v) modify or cancel our satellite insurance, (vi) effect mergers with another entity, and (vii) redeem the Senior Subordinated Notes prior to May 1, 2013, in each case subject to exceptions provided in the Senior Subordinated Notes indenture.

As of December 31, 2012, we were in compliance with the financial covenants of our Credit Facility and the indentures governing our 6.0% Senior Notes due in 2017 and 12.5% Senior Subordinated Notes due in 2017.

Debt Service Cost

An estimate of the interest expense is based upon assumptions of LIBOR and Bankers Acceptance rates and the applicable margin for the Senior Secured Credit Facilities, the Senior Notes and the Senior Subordinated Notes. Our estimated interest expense for the year ending December 31, 2013, is approximately $231 million.

Derivatives

We have used interest rate and currency derivatives to hedge our exposure to changes in interest rates and foreign exchange rates.

In order to hedge our currency risk, we have cross-currency basis swaps to synthetically convert USD $1.0 billion of the U.S. Term Loan Facility debt into $1.2 billion of debt. As of December 31, 2012, the fair value of the cross-currency basis swaps was a liability of $192 million (December 31, 2011 — $160 million). Any non-cash loss will remain unrealized until this contract is settled. The contract matures on October 31, 2014.

At December 31, 2012, the Company had a series of five interest rate swaps to fix interest on $1.5 billion of Canadian dollar denominated debt at a weighted average fixed rate of 2.63% (excluding applicable margins) and one interest rate swap to pay a fixed rate of 1.46% (excluding applicable margins) on $300 million of U.S. dollar denominated debt. As of December 31, 2012, the fair value of the interest rate swaps was a liability of $37 million (December 31, 2011 — $53 million). These contracts mature between October 31, 2014 and September 30, 2016.

We also have embedded derivatives that are accounted for separately at fair value. These embedded derivatives are related to prepayment options included in our Senior Notes and Senior Subordinated Notes as well as interest rate floors included in our Canadian and U.S. TLB Facilities. At December 31, 2012, the fair value of the embedded derivatives related to the prepayment options on our Senior Notes and Senior Subordinated Notes was an asset of $109 million (December 31, 2011 — $134 million). The fair value of the embedded derivatives related to the interest rate floors was a liability of $54 million at December 31, 2012 (December 31, 2011 — $nil). The changes in fair value of these embedded derivatives are recorded on our consolidated statement of income as a gain or loss on changes in the fair value of financial instruments and are non-cash. The prepayment options on the Senior Notes and Senior Subordinated Notes will expire on their respective maturity dates of May 15, 2017 and November 1, 2017. The interest rate floors on the Canadian and U.S. TLB Facilities will expire on their respective maturity dates.

Capital Expenditures

We have entered into contracts for construction, launch and in-orbit insurance of the Anik G1 satellite. As of December 31, 2012, the outstanding commitments on these contracts were approximately $32 million. These expenditures will be funded from some or all of the following: cash and cash equivalents, cash flow from operating activities, cash flow from customer prepayments or through borrowings on available lines of credit under the Revolving Facility. For the year ended December 31, 2012, the Company had capital expenditures of $170 million as compared to $386 million in the prior year.

CONTRACTUAL OBLIGATIONS AND OTHER COMMERCIAL COMMITMENTS

The following table summarizes the contractual obligations at December 31, 2012, that are due in each of the next five years and after 2017. This table does not include any future satellite expenditures not committed to at year end.

	2013	2014	2015	2016	2017	After 2017	Total
	(in millions of Canadian dollars)
Senior Secured Credit Facilities and Notes, excluding interest and amortization of debt issue costs(1)	$43.9	$68.9	$68.9	$93.9	$1,427.2	$1,782.5	$3,485.3
Interest on long-term debt	195.2	181.0	178.0	174.4	121.2	94.2	944.0
Swaps, including interest	52.1	208.2	1.5	0.8	—	—	262.6
Operating leases	7.1	6.3	5.9	5.3	4.8	28.3	57.7
Other contractual obligations	22.0	15.5	7.7	3.5	0.1	1.2	50.0
Post-retirement and employment benefit payments(2)	8.2	8.8	10.1	11.1	12.1	80.6	130.9
Commitments for capital expenditures(3)	32.2	—	—	—	—	—	32.2
Deferred satellite performance incentive payments, including interest	9.8	8.2	8.2	8.2	8.2	39.5	82.1
Total	$370.5	$496.9	$280.3	$297.2	$1,573.6	$2,026.3	$5,044.8

(1)	See Note 18 to the Company’s audited consolidated financial statements at December 31, 2012.
(2)	Benefit payments to 2022 only as obligations beyond this date are not quantifiable.
(3)	The commitments for capital expenditures include the construction, launch and insurance of the Anik G1 satellite (see note 27 to the Company’s audited consolidated financial statements at December 31, 2012).

Our future contributions to the pension plans and future income tax liabilities have not been included in the table as the timing and amount of cash required cannot be accurately determined as:

•	future contributions to the pension plans depend largely on the result of actuarial valuations that are performed periodically and on the investment performance of the pension fund assets; and
•	future payments of income taxes depend on the amount of taxable earnings and on whether there are tax loss carry forwards available to reduce income tax liabilities.

Deferred revenues and gains on assets have not been included in the table above because they do not represent future cash payments. See note 16 and 17 of our audited consolidated financial statements.

MARKET RISK

Credit Risk Related to Financial Instruments

Financial instruments that potentially subject us to a concentration of credit risk consist of cash and cash equivalents, short-term investments, accounts receivable, derivative assets as well as other assets. Cash and cash equivalents and short-term investment are invested with high quality financial institutions and are governed by our corporate investment policy, which aims to reduce credit risk by restricting investments to high-grade U.S. dollar and Canadian dollar denominated investments. Credit checks are performed to minimize exposure to any one customer. We are exposed to credit risk if counterparties to our derivative instruments are unable to meet their obligations. It is expected that these counterparties will be able to meet their obligations as they are institutions with strong credit ratings. We periodically monitor their credit risk and credit exposure.

Foreign Exchange Risk

Our operating results are subject to fluctuations as a result of exchange rate variations to the extent that transactions are made in currencies other than Canadian dollars. The most significant impact of variations in the exchange rate is on the U.S. dollar denominated debt financing. We are also exposed to foreign currency risk on anticipated transactions, such as the costs of satellite construction and acquisition.

Our main currency exposures as at December 31, 2012, lie in our U.S. dollar denominated cash and cash equivalents, accounts receivable, accounts payable and debt financing.

Approximately 47% of our revenue, a substantial portion of our expenses and of our indebtedness and capital expenditures are denominated in U.S. dollars for the year ended December 31, 2012. As a result, the volatility of U.S. currency may expose us to foreign exchange risks. At December 31, 2012, as a result of a weaker U.S. to Canadian dollar spot rate ($0.9921) compared to December 31, 2011 ($1.0213), we recorded foreign exchange gains of approximately $79 million, prior to any impact of hedging instruments. Conversely, at December 31, 2011, the U.S. to Canadian dollar spot rate strengthened ($1.0213) as compared to December 31, 2010 ($0.9980), thus resulting in foreign exchange rate losses of approximately $79 million. As at December 31, 2012, a 5 percent increase (decrease) in the Canadian dollar against the U.S. dollar would have increased (decreased) the Company’s net income by approximately $145 million and increased (decreased) other comprehensive loss by approximately $1 million. This analysis assumes that all other variables, in particular, interest rates, remain constant.

Interest Rate Risk

We are exposed to interest rate risk on our cash and cash equivalents and our long-term debt, which is primarily variable-rate financing. Changes in the interest rates could impact the amount of interest that we are required to pay.

Derivative Financial Instruments

We use derivative instruments to manage our exposure to foreign currency and interest rate risk. Our policy is that we do not use derivative instruments for speculative purposes.

We use, as required, the following instruments:

•	forward currency contracts to hedge foreign currency risk on anticipated transactions, mainly related to the construction of satellites and interest payments;
•	cross-currency basis swaps to hedge the foreign currency risk on a portion of our U.S. dollar denominated debt; and
•	interest rate swaps to hedge the interest rate risk related to debt financing which is primarily variable rate financing.

Our derivative financial instruments also include embedded derivatives that are related to prepayment options included in our Senior Notes and Senior Subordinated Notes, as well as interest rate floors included in our Canadian and U.S. TLB Facilities.

The fair value of a financial instrument is the amount that willing parties would accept to exchange based on the current market for instruments with the same risk, principal and remaining maturity. Fair values are based on estimates using present value and other valuation methods. As required under IFRS, the fair values also include an adjustment related to the counterparty credit risk.

These estimates are affected significantly by the assumptions for the amount and timing of estimated future cash flows and discount rates, which all reflect varying degrees of risk. Potential income taxes and other expenses that would be incurred on disposition of these financial instruments are not reflected in the fair values. As a result, the fair values are not necessarily the net amounts that would be realized if these instruments were actually settled.

Through our long-term debt, we are exposed to interest rate and foreign exchange fluctuations. The following tables, which are based on scheduled debt repayments, derivative maturities and foreign exchange rates as at December 31, 2012, contain additional information on some of our exposures and the derivative instruments that mitigate these risks.

Foreign Exchange Rate Exposure (Long-term Debt)
(CAD millions, beginning of year)	2013	2014	2015	2016	2017	Thereafter	Fair Value
							Dec 31, 2012
Long-term debt (USD denominated):
US Term Loan	$1,702.8	$1,685.7	$1,668.6	$1,651.5	$1,634.4	$1,617.3
Senior and Senior Subordinated Notes	1,108.4	1,108.4	1,108.4	1,108.4	1,108.4	—
Foreign exchange exposure	$2,811.2	$2,794.1	$2,777.0	$2,759.9	$2,742.8	$1,617.3
Foreign exchange derivatives:
Cross-currency basis swaps	(993.4)	(982.9)	—	—	—	—	$(192.2)
Net foreign exchange exposure	$1,817.8	$1,811.2	$2,777.0	$2,759.9	$2,742.8	$1,617.3

Interest Rate Exposure
(CAD millions, beginning of year)	2013	2014	2015	2016	2017	Thereafter	Fair Value
							Dec 31, 2012
Long-term debt exposed to variable interest rate(1):
CAD denominated (CDOR + spread)	$1,663.0	$1,625.8	$425.0	$375.0	$300.0	$—
CAD denominated (CDOR with 1.25% floor + spread)	174.1	172.3	170.5	168.7	166.9	165.1
USD denominated (Libor with 1.00% floor + spread)	709.4	702.8	1,668.6	1,651.5	1,634.4	1,617.3
Interest rate exposure	$2,546.5	$2,500.9	$2,264.1	$2,195.2	$2,101.3	$1,782.4
Interest rate derivatives:
Variable to fixed (CAD notional)	$(1,230.0)	$(1,480.0)	$(550.0)	$(250.0)	$—	$—	$(34.4)
Weighted average fixed rate (before spread)	2.83%	2.63%	1.52%	1.62%	—	—
Variable to fixed (USD notional)(2)	—	(297.6)	(297.6)	(297.6)	—	—	$(2.2)
Weighted average fixed rate (before spread)	—	1.46%	1.46%	1.46%	—	—
Total interest rate exposure mitigated	$(1,230.0)	$(1,777.6)	$(847.6)	$(547.6)	$—	$—
Net interest rate exposure	$1,316.5	$723.3	$1,416.5	$1,647.6	$2,101.3	$1,782.4

(1)	Net of impact of cross-currency basis swaps
(2)	Variable rate is greater of 3 month Libor or 1.00%

Guarantees

In the normal course of business, we enter into agreements that provide for indemnification and guarantees to counterparties in transactions involving sales of assets, sales of services, purchases and development of assets, securitization agreements and operating leases. The nature of almost all of these indemnifications prevents us from making a reasonable estimate of the maximum potential amount that we could be required to pay counterparties. As a result, we cannot determine how they could affect future liquidity, capital resources or our credit risk profile. We have not made any significant payments under these indemnifications in the past. See note 27 to our audited consolidated financial statements for more information.

RELATED PARTY TRANSACTIONS

As at December 31, 2012, related parties consisted of PSP Investments and Loral, the common shareholders, together with their subsidiaries and affiliates. In addition to the documents related to the Telesat Canada Acquisition, we have also entered into various commercial arrangements with Loral and subsidiaries and affiliates of Loral. These arrangements primarily relate to the sale or use of satellite transponder capacity and consulting services, and are entered into in the form of either service agreements or consulting service agreements. See note 29 to our audited consolidated financial statements.

NON-IFRS MEASURES

Consolidated EBITDA for Covenant Purposes

Under the terms of the Credit Agreement for our Senior Secured Credit Facilities, we are required to comply with a senior secured leverage ratio maintenance covenant.

Our Consolidated EBITDA for Covenant Purposes is defined as net income (loss) for Telesat Holdings and Restricted Subsidiaries plus interest expense, depreciation expense, amortization expense, extraordinary losses and unusual and non-recurring charges, non-cash charges, any expenses or charges incurred in connection with any issuance of debt, any impairment charges or asset write off, foreign withholding taxes paid or accrued, non-cash charges related to stock compensation expense and consulting fees payable to Loral. Additional sums which may be added include projected cost savings from an acquisition and lost revenues which may have been earned by satellites that have been subject to an insured loss. Deductions which are made in calculating Consolidated EBITDA for Covenant Purposes include extraordinary, non-recurring gains and non-cash gains. Further adjustments are made to account for income from Unrestricted Subsidiaries, and currency gains and losses (including non-cash gains or losses on derivative contracts). Unrestricted Subsidiaries are defined as (a) The SpaceConnection, Inc. (b) any Subsidiary of Holdings that is formed or acquired after the closing date of the Credit Agreement (or March 28, 2012), provided that such Subsidiary is designated as an Unrestricted Subsidiary, and (c) any Restricted Subsidiary subsequently re-designated as an Unrestricted Subsidiary.

Consolidated EBITDA for Covenant Purposes is not a presentation made in accordance with IFRS, is not a measure of financial condition or profitability, and should not be considered as an alternative to (1) net income (loss) determined in accordance with IFRS or (2) cash flows from operating activities determined in accordance with IFRS. Additionally, Consolidated EBITDA for Covenant Purposes is not intended to be a measure of free cash flow for management’s discretionary use as it does not include certain cash requirements for such items as interest payments, tax payments and debt service requirements. We believe that the inclusion of Consolidated EBITDA for Covenant Purposes herein is appropriate to provide additional information concerning the calculation of the maintenance financial covenant in the Senior Secured Credit Facilities. Consolidated EBITDA for Covenant Purposes is a material component of this covenant. Non-compliance with the financial ratio maintenance covenant contained in our Senior Secured Credit Facilities could result in the requirement to immediately repay all amounts outstanding. Because not all companies use identical calculations, this presentation of Consolidated EBITDA for Covenant Purposes may not be comparable to other similarly titled measures of other companies. We believe the disclosure of the calculation of Consolidated EBITDA for Covenant Purposes provides information that is useful to an investor’s understanding of our liquidity and financial flexibility.

The following is a reconciliation of net income, which is an IFRS measure of our operating results, to Consolidated EBITDA for Covenant Purposes, as defined in the Credit Agreement and the calculation of the ratio of Consolidated Total Secured Debt to Consolidated EBITDA for Covenant Purposes as defined in the Credit Agreement. The terms and related calculations are defined in the Credit Agreement, a copy of which are publicly available at www.sec.gov.

(in millions of Canadian dollars)	Year Ended December 31, 2012
Net income	$27.1
Impact of unrestricted subsidiary	(0.5)
Consolidated earnings for Covenant Purposes	26.6
Plus:
Income taxes (note 1)	36.3
Interest expense (note 1)	241.1
Depreciation and amortization expense (note 1)	244.5
Transaction expenses and planned distribution to option holders	76.2
Expenses related to issuance of Indebtedness	55.3
Other	4.5
Increased (decreased) by:
Non-cash losses (gains) on changes in fair value of financial instruments and swap obligations	60.7
Non-cash losses (gains) resulting from changes in foreign exchange rates	(78.9)
Other extraordinary, unusual or non-recurring losses (gains)	(6.8)
Consolidated EBITDA for Covenant Purposes	$659.5
Note 1:	Tax, interest, depreciation and amortization expense for covenant purposes excludes certain specific expenses as defined in the Credit Agreement and as a result does not reconcile to the financial statement line items.

Consolidated Total Secured Debt for Covenant Purposes

Consolidated Total Secured Debt for Covenant Purposes is a non-IFRS measure. We believe that the inclusion of Consolidated Total Debt for Covenant Purposes herein is appropriate to provide additional information concerning the calculation of the maintenance financial covenant under our Senior Secured Credit Facilities. We believe the disclosure of the calculation of Consolidated Total Secured Debt for Covenant Purposes provides information that is useful to an investor’s understanding of our compliance with this financial covenant.

The following is a reconciliation of our Consolidated Total Secured Debt for Covenant Purposes to Indebtedness:

As at December 31, 2012
(in millions of dollars)
U.S. dollar denominated debt
Term Loan B - U.S. Facility (USD)	$1,716.4
6.0% Senior Notes (USD)	900.0
12.5% Senior Subordinated Notes (USD)	217.2
2,833.6
Foreign exchange adjustment	(22.4)
Subtotal (CAD)	2,811.2
Deferred financing costs, interest rate floors, prepayment options and premiums	(78.4)
CAD denominated debt
Term Loan A	500.0
Term Loan B - Canadian Facility	174.1
Indebtedness	$3,406.9
(in millions of Canadian dollars)
Indebtedness	$3,406.9
less: Unsecured debt (6.0% Senior and 12.5% Senior Subordinated Notes)	(1,108.4)
Adjustments for covenant purposes:
Deferred financing costs, interest rate floors, prepayment options and premiums	78.4
Effects of currency swap agreements	169.7
Consolidated Total Secured Debt for Covenant Purposes	$2,546.6

As of December 31, 2012, the Consolidated Total Secured Debt to Consolidated EBITDA for Covenant Purposes ratio, for purposes of the Senior Secured Credit Facilities, was 3.86:1.00, which was less than the maximum test ratio of 5.25:1.00.

CRITICAL ACCOUNTING JUDGMENTS AND ESTIMATES

The preparation of financial statements in accordance with IFRS requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenue and expenses reported for the year. Actual results could differ from these estimates under different assumptions and conditions. We believe the following describes the significant judgments and estimates used in the preparation of our consolidated financial statements for the year ended December 31, 2012.

Critical judgments in applying accounting policies

Revenue recognition

Revenue for fixed priced consulting contracts are recognized using the percentage of completion method. When using this method for revenue recognition, we are required to make judgments to accurately estimate costs incurred and accurately estimate costs required to complete our contracts.

Uncertain income tax positions

We operate in numerous jurisdictions and are subject to country-specific tax laws. We use significant judgment when determining the worldwide provision for tax and estimate provisions for uncertain tax positions as the amounts expected to be paid based on a qualitative assessment of all relevant factors. In the assessment, we consider risk with respect to tax matters under active discussion, audit, dispute or appeal with tax authorities, or which are otherwise considered to involve uncertainty. We review the provisions at each balance sheet date.

Determining whether an arrangement contains a lease

We use significant judgment to assess whether each new arrangement contains a lease based on IFRIC 4. The determination of whether an arrangement is, or contains a lease, is based on the substance of the arrangement at inception date or whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset. If contracts contain a lease arrangement, the leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Critical accounting estimates and assumptions

Derivative financial instruments measured at fair value

Derivative financial assets and liabilities are measured at fair value. When quoted market values are unavailable for our financial instruments, and in the absence of an active market, we determine fair value for financial instruments based on prevailing market rates (bid and ask prices, as appropriate) for instruments with similar characteristics and risk profiles or we make use of internal/external valuation models, such as option pricing models and discounted cash flow analysis, using observable market-based inputs. The determination of fair value is affected significantly by the assumptions used for the amount and timing of estimated future cash flows and discount rates. As a result, the fair value of financial assets and liabilities and the amount of gains or losses on changes in fair value recorded to net income could vary.

Impairment of goodwill

Goodwill represented $2,446.6 million of our total assets. Determining whether goodwill is impaired requires an estimation of our value. Our value requires us to estimate the future cash flows expected to arise from operations and to make assumptions regarding economic factors, tax rates, and annual growth rates. Actual operating results and our related cash flows could differ from the estimates used for the impairment analysis.

Impairment of intangible assets

Intangible assets represent a significant portion of our total assets. We test intangible assets for impairment annually or more frequently if indicators of impairment exist. The impairment analysis requires us to estimate the future cash flows expected to arise from operations and to make assumptions regarding economic factors, discount rates, tax rates, and annual growth rates. Actual operating results and our related cash flows could differ from the estimates used for the impairment analysis.

The reversal of an impairment loss requires us to re-assess several indicators that led to the impairment. It requires the valuation of the recoverable amount by estimating the future cash flows expected to arise from the cash generating unit or individual asset and the determination of a suitable discount rate in order to calculate its present value. Significant judgments are made in establishing these assumptions.

Employee benefits

The cost of defined benefit pension plans and other post employment medical benefits and the present value of the pension obligation are determined using actuarial valuations. An actuarial valuation involves making various assumptions which may differ from actual developments in the future. These include the determination of the discount rate, future salary increases, mortality rates, future pension increases and return on plan assets. Due to the complexity of the valuation, the underlying assumptions, and its long-term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date.

Determination of useful life of satellites and finite life intangible assets

The estimated useful life and depreciation method for satellites and finite life intangible assets are reviewed at the end of each year, with the effect of any changes in estimate being accounted for on a prospective basis. Any change in these estimates may have a significant impact on the amounts reported.

Income taxes

We assess the recoverability of deferred tax assets based upon an estimation of our projected taxable income using existing tax laws, and our ability to utilize future tax deductions before they expire. Actual results could differ from expectations.

ACCOUNTING STANDARDS

Changes in Accounting Policies

We have prepared the consolidated financial statements in accordance with IFRS. There were no changes in accounting policy during the year.

Recent IFRS Accounting Pronouncements

The International Accounting Standards Board (“IASB”) recently issued a number of new accounting standards. The new standards determined to be applicable to the Company are disclosed below. The remaining standards have been excluded as they are not applicable or not material.

Financial instruments

IFRS 9, Financial Instruments (“IFRS 9”) was issued by the International Accounting Standards Board (“IASB”) on October 28, 2010, and will replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Two measurement categories continue to exist to account for financial liabilities in IFRS 9, fair value through profit or loss (“FVTPL”) and amortized cost. Financial liabilities held-for-trading are measured at FVTPL, and all other financial liabilities are measured at amortized cost unless the fair value option is applied. The treatment of embedded derivatives under the new standard is consistent with IAS 39 and is applied to financial liabilities and non-derivative hosts not within the scope of this standard. IFRS 9 is effective for annual periods beginning on or after January 1, 2015. The Company is currently evaluating the impact of IFRS 9 on its consolidated financial statements.

Presentation of Financial Statements

On June 16, 2011, the IASB issued and amended version of IAS 1, Presentation of Financial Statements (“IAS 1”). The amendments to IAS 1 retain the “one or two statements” approach at the option of the entity and revised how the components of other comprehensive income are presented. The revised standard is effective for annual periods beginning on or after July 1, 2012. The Company is currently evaluating the impact of revised IAS 1 on its consolidated financial statements.

Accounting for post employment benefits

On June 16, 2011, the IASB issued the amended version of IAS 19, Employee Benefits (“IAS 19R”). The amendments make changes in eliminating the accounting option to defer the recognition of actuarial gains and losses, streamlining the presentation of changes in assets and liabilities arising from defined benefit plans as well as amendments to disclosure requirements. Changes in the defined benefit obligation and plan assets are disaggregated into three components: service costs, net interest on the net defined benefit obligation (asset) and remeasurements of the net defined benefit obligation (asset). The revised standard is effective for annual periods beginning on or after January 1, 2013 with earlier application permitted. The Company is currently evaluating the impact of revised IAS 19R on its consolidated financial statements.

Fair value measurement and disclosure requirements

IASB issued IFRS 13, Fair value measurement (“IFRS 13”) on May 12, 2011. IFRS 13 provides guidance on how fair value measurement should be applied whenever its use is already required or permitted by other standards within IFRS. IFRS 13 is effective January 1, 2013, with earlier application permitted. The Company is currently evaluating the impact of revised IFRS 13 on its consolidated financial statements.

Item 6. Directors, Senior Management and Employees

A. Directors and senior management.

In the following table are listed the names, ages as of December 31, 2012 and positions of the individuals who serve as the directors and senior management of Telesat Holdings and Telesat Canada, along with the date that each individual was elected or appointed:

Name	Age	Title	Date First Elected or Appointed a Director or Member of Senior Management
Directors
Mark H. Rachesky, M.D.(1)	53	Chairman of the Board	October 31, 2007
Michael B. Targoff(2)	68	Director	October 31, 2007
Hank Intven	64	Director	October 31, 2007
Gordon J. Fyfe	54	Director	October 31, 2007
Derek Murphy(1)	55	Director	October 31, 2007
James Pittman(2)	49	Director	October 31, 2007
John P. (Jack) Cashman	72	Director	October 31, 2007
Colin D. Watson(2)	71	Director, Chair of Audit Committee	October 31, 2007
Clare R. Copeland	76	Director	October 31, 2007
V. Peter Harder(1)	60	Director, Chair of Corporate Governance Committee	October 31, 2007
Senior Management(3)
Daniel S. Goldberg	47	President and Chief Executive Officer (Telesat Holdings and Telesat Canada)	October 31, 2007 (Telesat Holdings) September 18, 2006 (Telesat Canada)
Michèle Beck	47	Vice President, North American Sales (Telesat Canada)	January 1, 2013
Paul D. Bush	54	Senior Vice President, Corporate and Business Development North America (Telesat Canada)	August 7, 1997
Michel G. Cayouette	54	Chief Financial Officer and Treasurer (Telesat Holdings and Telesat Canada)	September 17, 2008
Christopher S. DiFrancesco	49	Vice President, General Counsel and Secretary (Telesat Holdings and Telesat Canada)	January 5, 2009
Patrick M. Enright	54	Vice President, Network Operations (Telesat Canada)	December 1, 2004
John Flaherty	47	Vice President, Business Planning & Marketing (Telesat Canada)	January 1, 2013
Nigel J. Gibson	45	Vice President, International Sales (Telesat Canada)	June 1, 2009
David N. Wendling	50	Chief Technical Officer (Telesat Canada)	October 31, 2007

(1)	Member of Compensation and Corporate Governance Committee.
(2)	Member of Audit Committee.
(3)	Michael Schwartz, the former Vice President, Marketing and Corporate Development of Telesat Canada, left the company effective January 8, 2013.
(4)	Michèle Beck and John Flaherty joined senior management on January 1, 2013.

There are no family relationships among any of the directors or members of senior management. Except for the Shareholders Agreement described in “Item 7.B. Related Party Transactions”, there are no material arrangements or understandings with major shareholders or between any two or more directors or members of senior management pursuant to which any person was selected as a director or member of senior management.

Each of the directors has served in his respective capacity since his election, and we expect that he will serve until the next annual meeting of shareholders, unless his office is earlier vacated in accordance with the by-laws of the corporation or with the provisions of the CBCA.

Each member of senior management is appointed by the board to serve, subject to the discretion of the board, until his successor is appointed or he resigns.

The following is a brief description of the principal business activities of the directors and members of senior management.

Directors

Mark H. Rachesky, M.D. is the founder of MHR Fund Management LLC and has been its President since its inception in 1996. He has been Non-executive Chairman of the Board of Directors of Loral since March 1, 2006 and is Chairman of the Compensation Committee and a member of the Executive Committee of Loral. Dr. Rachesky is Non-executive Chairman of the Board, Chairman of the Nominating and Corporate Governance Committee and member of the Compensation Committee of Leap Wireless International, Inc. He is also a Non-executive Chairman of the Board and a member of the Strategic Advisory Committee and Compensation Committee of Lions Gate Entertainment Corp., and a Director and member of the Compensation, Finance and Nominating and Governance Committees of Navistar International Corporation, and a Director, and member of the Governance and Nominating Committee and the Compensation Committee of Emisphere Technologies, Inc.

Michael B. Targoff has been Vice Chairman of Loral Space & Communications since November 2005, a consultant to Loral since December 2012 and was Chief Executive Officer from March 2006 to December 2012, and President from January 2008 to December 2012. From 1998 to February 2006, Mr. Targoff was founder and principal of Michael B. Targoff & Co., a private investment company. Mr. Targoff also serves as Director, Chairman of the Audit Committee and member of the Compensation Committee of Leap Wireless International, Inc.

Hank Intven leads the telecommunications practice of the law firm McCarthy Tétrault LLP. He served as Executive Director of Telecommunications at the Canadian Radio-television and Telecommunications Commission from 1980 to 1985. Over the past 27 years, he has advised on many of the major commercial, regulatory and policy developments in the Canadian telecommunications industry and has worked on commercial and regulatory telecommunications matters in more than 20 other countries.

Gordon J. Fyfe joined PSP Investments as President and Chief Executive Officer in October 2003. Before joining PSP Investments, Mr. Fyfe served as President of World Markets at CDP Capital. From 1992 to 2002, Mr. Fyfe was President and Chief Operating Officer of TAL International, a division of TAL Global Asset Management. Prior to joining TAL International, from 1986 to 1992, Mr. Fyfe was Vice President at JP Morgan in London, England. Mr. Fyfe is a director of Revera, a privately held company that is wholly owned by his employer, PSP Investments. Mr. Fyfe received his MBA from INSEAD in 1986.

Derek Murphy joined PSP Investments as First Vice President, Private Equity in March 2004. From 1998 to 2004, he was President and Chief Executive Officer, as well as founder, of Barnridge Inc., a private investment company. Prior to Barnridge, he worked in the investment banking sector from 1986 to 1997 for such companies as J.P. Morgan and Swiss Bank Corporation Warburg.

James Pittman joined PSP Investments in February 2005 and is currently Vice President, Private Equity. From 2002 to 2005, he was Executive Vice-President and Chief Financial Officer of Provincial Aerospace, an internationally diversified aerospace and aviation operations company focused on aircraft modifications and operations. Prior to Provincial, he was Chief Financial Officer and Co-Owner of two other operating businesses in the technology and pharmaceutical industries. Mr. Pittman received his Chartered Accountant designation in 1990 while articling with Deloitte & Touche and also completed a tax specialty with PricewaterhouseCoopers in 1996. He currently sits on the Board of Directors for Herbal Magic Inc., the Institutional Limited Partners Association, and Haymarket Financial Holdings Limited.

John P. (Jack) Cashman is currently the Chairman of Vectura Group Plc. (LSE: VEC). From 2002 – 2005 he was the Chairman of Advanced Surgical Concepts Ltd., Ireland, and a director of Bespak Plc. Mr. Cashman is also the former Chairman and joint CEO of R.P. Scherer Corporation.

Colin D. Watson is currently a director of Louisiana Pacific Corp. and the Toronto Port Authority. He was President and CEO of Rogers Cablesystems (1979 – 1996), Spar Aerospace (1996 – 1999) and Vector Aerospace (2003 – 2005). He was also Vice Chairman of Spar Aerospace Limited from 2000 to 2002.

Clare R. Copeland is the Chief Executive Officer of Falls Management Company, a commercial development and casino in Niagara Falls, Ontario. He is also Chairman of Toronto Hydro Corporation, a Canadian electricity provider. Between 2000 and 2002, he was Chairman and Chief Executive Officer of OSF Inc., a manufacturer of retail store interiors. He is also on the Boards of RioCan, Danier Leather, MDC Corp., Entertainment One and Chesswood Inc. He was President and Chief Executive Officer of People’s Jewellers Corporation (1993 – 1999), Chairman of Sun Media (1997 – 1999), President and CEO of Granada Canada Limited (1984 – 1988) and Chairman of Ontario Place (1987 – 1997). He has also held several senior management positions, including Chief Operating Officer with Zale Corporation (1991 – 1993).

V. Peter Harder is a Senior Policy Advisor with the law firm Fraser, Milner, Casgrain. He was, until he left the Government of Canada in 2007, its longest serving Deputy Minister. Between 1991 and 2007, he served as the most senior public servant in a number of Canadian government departments, including the Departments of Industry, Foreign Affairs and International Trade. He currently serves on the Boards of IGM Financial, Power Financial Corporation, TimberWest, Northland Power, and Magna International Inc. He is also a chair of the Board of The United Church Foundation and serves as the Chair of the National Arts Centre’s Governance, Nominating, and Ethics Committee. In 2008, he was elected the President of the Canada China Business Council (CCBC).

Senior Management

Daniel S. Goldberg became President and Chief Executive Officer of Telesat Canada in September 2006, and of Telesat Holdings in October 2007. Prior to September 2006, Mr. Goldberg served as Chief Executive Officer of SES New Skies, a position he held since March 2006 following the purchase of New Skies by SES. Mr. Goldberg served as the Chief Executive Officer of New Skies Satellites from January 2002 to March 2006 and prior to that as Chief Operating Officer of New Skies since February 2000. Prior to that time, he had served as New Skies General Counsel since October 1998. Prior to joining New Skies, Mr. Goldberg worked at PanAmSat as the Associate General Counsel and Vice President of Government and Regulatory Affairs during 1998. From 1993 to 1997, he was an associate at Goldberg, Godles, Wiener & Wright, a law firm in Washington, D.C. Mr. Goldberg received a Bachelor of Arts degree from the University of Virginia, graduating with highest honors, and a Juris Doctor degree, cum laude, from Harvard Law School.

Michèle Beck joined Telesat in 1987 as a project engineer in the Broadband Development Group. In 1994, she joined the Canadian Cable Telecommunications Association as Director Engineering and was subsequently promoted to Vice President in 1996. In March 2006, Michèle returned to Telesat as the Director, Engineering responsible for all satellite service offerings. In 2009, she became Director of North American Enterprise and Government Sales and in January 2013 was promoted to Vice President, North American Sales. Michèle is currently Vice-Chair of the Canadian Chapter of the International Institute of Communications (IIC). She holds a BA Sc., Electrical Engineering from the University of Ottawa.

Paul D. Bush joined Telesat Canada in 1980, and since that time he has held a variety of positions in Administration, Engineering and Sales until being appointed Vice President, Corporate Development in 1997, then Vice President, Broadcasting and Corporate Development in 2004, Vice President, Business Development North America in 2007 and now Senior Vice President, Corporate and Business Development since January 2013. He holds both a Bachelor of Health Science degree from the University of Ottawa, and a Bachelor of Education degree from Queen’s University in Kingston, Ontario.

Michel G. Cayouette became Chief Financial Officer and Treasurer of Telesat Canada and Telesat Holdings in September 2008. Prior to that, Mr. Cayouette was Managing Partner of Gordon Blake, LLC since August 2003. From January 2002 to July 2003, he served as Chief Financial Officer of Flag Telecom Holdings Ltd. From January 2001 to November 2001, he served as Executive Vice President and Chief Financial Officer

of TIW Asia N.V. From June 1992 to December 2000, he held several senior executive positions for Teleglobe Communications Corporation and Teleglobe Inc. Mr. Cayouette is a chartered accountant and a certified public accountant. He holds a Master of Business Administration degree and a Bachelor of Administration degree from the University of Montreal (École des Hautes Études Commerciales).

Christopher S. DiFrancesco became Vice President, General Counsel and Secretary of Telesat Canada and Telesat Holdings in January 2009. Prior to that, Mr. DiFrancesco served as Senior Vice President, Legal, General Counsel and Secretary of Corel Corporation, a position he held since October 2006. From December 2003 to October 2006, he served as Corel Corporation’s Vice President, Legal, General Counsel and Secretary, and as Corporate Counsel from September 2000 to December 2003. From 1998 to 2000, he served as Associate Counsel for the National Hockey League Players’ Association. From 1989 to 1998, he was an Articling Student and then Associate with the law firm of Gowling Lafleur Henderson in Toronto, Canada. He has a Bachelor of Engineering Science in Mechanical Engineering and a Bachelor of Laws from the University of Western Ontario.

Patrick M. Enright joined Telesat Canada in 1981, and held progressively responsible management positions until being appointed Vice President, Network Services in 2004 with a title change to Vice President, Network Operations in 2008. Mr. Enright holds a diploma in Electronic Engineering Technology from Conestoga College of Applied Arts and Technology. He is a graduate of the Western Executive Program, University of Western Ontario, as well as a graduate of the Executive Management Development Program from the Banff Centre for Management.

John Flaherty joined Telesat in 1987, and since that time has held a variety of positions in Finance, Business Development and Marketing including the Director, South America from 2006 to 2007 and the Director, Planning and Marketing from 2007 to 2012. Mr. Flaherty was appointed Vice President, Business Planning & Marketing in 2013. He holds a Masters of Business Administration from Queen’s University as well as a Bachelor of Arts, major in Economics from Carleton University.

Nigel J. Gibson became Vice President, International Sales of Telesat Canada in June 2009. Prior to that, from October 2002 Mr. Gibson served as Vice President of Sales for Europe, C.I.S. and Middle East with SES World Skies. Prior to joining SES World Skies, from July 1999 he was Vice President of Sales for Northern Europe of GlobeCast and, from June 1996 was Head of DTH Marketing for Sky Television in the U.K. Mr. Gibson holds an Honours Degree in Business Studies from Leeds Metropolitan University in the U.K.

David N. Wendling joined Telesat Canada in 1986, and has held a variety of key positions within the Space Systems Department prior to being appointed Vice President, Space Systems in 2007 with a title change to Vice President Space and Network Engineering in 2008 and to Chief Technical Officer in January 2013. Mr. Wendling holds a Bachelor of Applied Science from the University of Waterloo. He is registered as a Professional Engineer with the Professional Engineers of Ontario.

B. Compensation.

Director Compensation

Loral and PSP Investments are each entitled to nominate three directors to the board. None of those six directors who are shareholder nominees are paid a fee by us for his services as a director.

During the fiscal year ended December 31, 2012, the aggregate fees paid to the other four directors by us was approximately $343,500.

These four independent directors are each paid an annual fee of $75,000 for acting as a director. In addition to the annual fee, the Chair of the Audit Committee is paid $15,000 for acting in such capacity, and the Chair of the Corporate Governance Committee is paid $7,500 for acting in such capacity. For each attendance at a meeting of the board or a board committee, each director who is paid the annual fee is also paid a meeting fee of $1,000 for each meeting attended in person, and a meeting fee of $500 for each meeting attended by telephone, except for telephone meetings of under 30 minutes in duration unless the Chair of the meeting determines that such meeting required significant advance preparation by board or committee members. Directors may be offered a right to elect to participate in one or more compensation plans which may be developed by us, in which case the annual fee of the participating director may be reduced by any value attributed to such right of participation. All directors are entitled to be reimbursed for travel and other expenses properly incurred by them in attending meetings of the board or of any committee of the board.

In addition, the four independent directors were paid a special incentive in 2012 for the assistance that they provided in assessing various strategic alternatives explored by us in 2011. The aggregate amount of the special incentive paid to the four independent directors was $900,000.

The directors of Telesat Holdings are also directors of Telesat Canada and Telesat Interco, and are members of the board of managers of Telesat LLC. They do not receive additional remuneration from us for acting in that capacity.

Senior Management Compensation

The aggregate salary and benefits paid by us to Telesat’s senior management for the year ended December 31, 2012 amounted to approximately $53.1 million. The aggregate salary and benefits paid by us to the five highest-paid officers of Telesat for the fiscal year ended December 31, 2012 was approximately $48.7 million.

As a Canadian company that is not a reporting issuer under the securities legislation of any jurisdiction in Canada, Telesat is not required to publicly disclose individual compensation information either as a requirement under its governing statute or under any securities legislation. Telesat does not publicly disclose individual compensation information in Canada.

On September 19, 2008, Telesat Holdings adopted a stock incentive plan for certain of our key employees. The plan provides for the grant of up to 8,824,646 options to purchase non-voting participating preferred shares of Telesat Holdings, convertible into common shares of Telesat Holdings. See “Item 6.E. Share ownership” for more information about the Telesat Holdings stock options.

In addition, the total amounts set aside or accrued by us in 2012 to provide pension, retirement or similar benefits to senior management of Telesat amounted to approximately $1.3 million.

Directors’ and Senior Management’s Indemnity Payments

We have entered into indemnity agreements with Telesat’s directors and members of senior management that may require us to indemnify them against certain liabilities that may arise by reason of their status or service as our directors or members of senior management. No indemnity payments were made to directors and/or senior management in 2012.

C. Board practices.

Board of Directors

The board currently consists of ten members. Each director is elected annually, and we expect that he will serve until the next annual meeting of shareholders, unless his office is earlier vacated in accordance with the by-laws of the corporation or with the provisions of the CBCA. Each of the directors has served in his respective capacity since his election; see “Item 6.A. Directors and Senior Management” for the period during which each director and member of senior management has served in that office.

Directors’ Service Contracts

There are no director service contracts between Telesat and its directors providing for benefits upon termination of employment.

Committees of the Board

Our board has an Audit Committee, and a Compensation and Corporate Governance Committee.

Audit Committee.

Our Audit Committee is comprised of Messrs. Pittman, Targoff and Watson. Mr. Watson is the chair of the committee.

The principal duties and responsibilities of our Audit Committee, which are included in our Audit Committee charter, are to assist the board in its oversight of:

•	the integrity of the corporation’s financial statements and related information;
•	the corporation’s compliance with applicable legal and regulatory requirements;
•	the independence, qualifications and appointment of the corporation’s auditor;
•	management responsibility for reporting on internal controls and risk management; and
•	the administration, funding and investment of the corporation’s pension plans and fund.

Our Audit Committee is also responsible for:

•	appointing, compensating, retaining and overseeing the work of the corporation’s accounting firm;
•	establishing procedures for (a) the receipt, retention and treatment of complaints received by the corporation regarding accounting, internal controls or auditing matters and (b) confidential, anonymous submission of complaints by employees regarding questionable accounting or auditing matters;
•	pre-approving all engagements for permitted non-audit services provided by the corporation’s auditor to the corporation; and
•	reviewing and discussing the annual consolidated financial statements with management.

The Audit Committee has the authority to engage outside counsel and other outside advisors as it deems appropriate to assist it in the performance of its functions.

Compensation and Corporate Governance Committee

Our Compensation and Corporate Governance Committee is comprised of Messrs. Harder, Murphy and Dr. Rachesky. Mr. Harder is the chair of the committee.

The principal duties and responsibilities of our Compensation and Corporate Governance Committee, which are included in our Compensation and Corporate Governance Committee charter, are to assist the board in its oversight of:

•	the compensation, nomination, evaluation and succession of officers and other management personnel;
•	developing and implementing the corporation’s corporate governance guidelines;
•	identifying individuals qualified to become board members;
•	determining the composition of the board of directors and its committees;
•	determining the directors’ remuneration for board and committee service; and
•	overseeing the corporation’s policies concerning business conduct, ethics, and other matters, and if required, public disclosure of material information.

D. Employees.

As of December 31, 2012, Telesat Canada and its subsidiaries had approximately 434 full and part time employees, approximately 3% of whom are subject to collective bargaining agreements. Our employee body is primarily comprised of professional engineering, sales and marketing staff, administrative staff and skilled technical workers. Telesat Canada considers its employee relations to be good.

E. Share ownership.

The following table presents information regarding the ownership of certain classes of shares of Telesat Holdings by our directors and senior management as of December 31, 2012.

Name (Title)	Common	Voting Participating Preferred	Non-Voting Participating Preferred	Director Voting Preferred	Percentage of Class
Mark H. Rachesky, M.D.(1)	—	—	—	—	—
Michael B. Targoff	—	—	—	—	—
Hank Intven	—	—	—	—	—
Gordon J. Fyfe	—	—	—	—	—
Derek Murphy	—	—	—	—	—
James Pittman	—	—	—	—	—
John P. (Jack) Cashman	—	—	—	820	82%
Colin D. Watson	—	—	—	180	18%
Clare R. Copeland	—	—	—	—	—
V. Peter Harder	—	—	—	—	—
Daniel S. Goldberg	—	—	1,247,840	—	3%
Paul D. Bush	—	—	318,355	—	1%
Michel G. Cayouette	—	—	136,361	—	0.4%
Christopher S. DiFrancesco	—	—	—	—	—
Patrick M. Enright	—	—	—	—	—
Nigel J. Gibson	—	—	—	—	—
Michael C. Schwartz	—	—	547,191	—	1%
David N. Wendling	—	—	—	—	—

(1)	Various funds affiliated with MHR Fund Capital Management (“MHR”) hold, as of December 31, 2012, approximately 38.3% of Loral’s outstanding voting common stock and 57.4% of Loral’s total outstanding voting and non-voting common stock. Mark H. Rachesky, M.D., chairman of our board of directors and non-executive chairman of the board of directors of Loral, is the co-founder and president of MHR.

Telesat Holdings Stock Options

On September 19, 2008, Telesat Holdings adopted a stock incentive plan for certain of our key employees. The plan provides for the grant of up to 8,824,646 options to purchase non-voting participating preferred shares of Telesat Holdings, convertible into common shares of Telesat Holdings.

Two different types of stock options may be granted under the plan: time-vesting options and performance-vesting options. The time-vesting options generally become vested and exercisable over a five-year period by 20% increments on each October 31st starting in 2008. The vesting amount is prorated for optionees whose employment with us started after October 31, 2007. The performance-vesting options become vested and exercisable over a five-year period starting March 31, 2009, provided that Telesat Holdings has achieved or exceeded an annual or cumulative target consolidated EBITDA established by the board of directors.

The exercise period of the share options expires 10 years from the grant date. The exercise price of each share underlying the options will be the higher of a fixed price, established by the board of directors on the grant date, and the fair market value of a non-voting participating preferred share on the grant date. As at December 31, 2012, the weighted-average remaining life of these outstanding options was five years, and the exercise price of the outstanding options granted to Telesat’s senior management was $11.07 per share.

On December 18, 2012, the Board approved the repurchase for cash consideration of 20% of all vested options. A total of 1,660,619 options were repurchased. On that same day, certain executives exercised share appreciation rights (“SARs”) in respect of 5,311,568 vested options and received 2,249,747 non-voting participating preferred shares and cash equivalent to certain witholding taxes payable in respect of the exercise of the SARs.

The following table sets forth, the share options outstanding to Telesat’s senior management, as of December 31, 2012.

Name (Title)	Number of Option(s)	Type of Options	Expiration Date
Michel G. Cayouette, Chief Financial Officer and Treasurer	210,354	Non-Voting Participating Preferred Shares	September 19, 2018
Christopher S. DiFrancesco, Vice President, General Counsel and Secretary	243,560	Non-Voting Participating Preferred Shares	January 5, 2019
Patrick M. Enright, Vice President, Network Operations	231,962	Non-Voting Participating Preferred Shares	September 19, 2018
Nigel J. Gibson, Vice President, International Sales	251,426	Non-Voting Participating Preferred Shares	June 1, 2019
David N. Wendling, Vice President, Space and Network Engineering	231,962	Non-Voting Participating Preferred Shares	September 19, 2018

Item 7. Major Shareholders and Related Party Transactions

A. Major shareholders.

Telesat Interco holds 145 shares of common stock of Telesat Canada, which represents all of the issued and outstanding common stock of Telesat Canada. Telesat Holdings holds 1,100,001 shares of common stock of Telesat Interco, which represents all of the issued and outstanding common stock of Telesat Interco.

The following table sets forth the ownership of shareholders that are the beneficial owners of 5% or more of each class of shares of Telesat Holdings as of December 31, 2012.

Name (Title)	Common (C)	Voting Participating Preferred (VPP)	Non-Voting Participating Preferred (NPP)	Director Voting Preferred (DVP)	Percentage of Class
Red Isle Private Investments Inc.(1)	35,172,218	7,034,444	—	—	C: 47.4%
					VPP: 100%
Loral Holdings Corporation(1)(2)	39,080,242	—	35,953,824	—	C: 52.6%
					NPP: 94%
John P. (Jack) Cashman	—	—	—	820	DVP: 82%
Colin D. Watson	—	—	—	180	DVP: 18%

(1)	Each of Red Isle’s and Loral’s economic and voting interests on a combined basis taking into account the number and classes of shares owned by each of them are described below.
(2)	Various funds affiliated with MHR hold, as of December 31, 2012, approximately 38.3% of Loral’s outstanding voting common stock and 57.4% of Loral’s total outstanding voting and non-voting common stock. Mark H. Rachesky, M.D., chairman of our board of directors and non-executive chairman of the board of directors of Loral, is the co-founder and president of MHR.

On December 16, 2006, Telesat Interco, a subsidiary of Telesat Holdings, entered into a share purchase agreement with BCE and Telesat Canada to acquire all of the issued and outstanding common shares of Telesat Canada, formerly a wholly-owned subsidiary of BCE. Pursuant to the share purchase agreement, Telesat Holdings, owned indirectly by PSP Investments and Loral, acquired, through a subsidiary, all of the issued and outstanding shares of Telesat Canada from BCE.

PSP Investments is a Canadian crown corporation established to invest the amounts transferred by the federal government equal to the proceeds of the net contributions since April 1, 2000, for the pension plans of the Public Service, the Canadian Forces and the Royal Canadian Mounted Police, and since March 1, 2007, for the Reserve Force Pension Plan. PSP Investments holds its interest in Telesat Holdings through a wholly-owned subsidiary, Red Isle Private Investments Inc. (“Red Isle”), a corporation organized under the CBCA. Red Isle’s interest in Telesat Holdings is a 35.3% equity interest, a 66 2/3% voting interest on all matters except for the election of directors, and a 30% voting interest for the election of directors. PSP

Investments’ principal offices are at 1250 Boulevard René Lévesque West, Suite 900, Montreal, Quebec, Canada, H3B 4W8 and its registered offices are at 440 Laurier Avenue West, Suite 200, Ottawa, Ontario, Canada, K1R 7X6.

Loral is a Delaware corporation and, together with its subsidiaries, is a leading satellite communications company. Loral participates in satellite services operations through its ownership of a 62.8% equity interest in Telesat Holdings and a 33 1/3% voting interest on all matters. Loral’s principal offices are located at 600 Third Avenue, New York, New York 10016. Loral’s registered office in the State of Delaware is located at 1209 Orange Street, Wilmington County of New Castle, Delaware 19801. Various funds affiliated with MHR hold, as of December 31, 2012, approximately 38.3% of Loral’s outstanding voting common stock and 57.4% of Loral’s total outstanding voting and non-voting common stock. Mark H. Rachesky, M.D., chairman of our board of directors and non-executive chairman of the board of directors of Loral, is the co-founder and president of MHR.

John P. Cashman is a Canadian citizen, residing in the City of Toronto, in the Province of Ontario. Mr. Cashman holds director voting preferred shares having a 30.0% voting interest for the election of directors only in Telesat Holdings. These shares have liquidation preference and dividend rights above common shares of Telesat Holdings. Mr. Cashman is an independent director of Telesat Holdings and Telesat Canada.

Colin D. Watson is a Canadian citizen, residing in the City of Toronto, in the Province of Ontario. Mr. Watson holds director voting preferred shares having a 6.67% voting interest for the election of directors only in Telesat Holdings. These shares have liquidation preference and dividend rights above common shares of Telesat Holdings. Mr. Watson is an independent director of Telesat Holdings and Telesat Canada.

B. Related party transactions.

Consulting Services Agreement

On October 31, 2007, Loral and Telesat Canada entered into a consulting services agreement (the “Consulting Agreement”). Pursuant to the terms of the Consulting Agreement, Loral provides certain non-exclusive consulting services in relation to the business of Loral Skynet which was transferred to Telesat Canada as part of the Skynet Transaction, as well as with respect to certain aspects of our satellite communications business. The Consulting Agreement has a term of seven years with an automatic renewal for an additional seven-year term if certain conditions are met. In exchange for Loral’s services under the Consulting Agreement, we pay Loral an annual fee of USD $5 million, payable quarterly in arrears on the last day of March, June, September and December of each year during the term of the Consulting Agreement. If the terms of our Senior Secured Credit Facilities or certain other debt obligations prevent us from paying such fees in cash, we can issue junior subordinated promissory notes to Loral in the amount of such payment, with interest on such promissory notes at the rate of 7% per annum, compounded quarterly, from the date of issue of such promissory note to the maturity date thereof.

The services available from Loral can include providing advice as to business objectives, strategies, implementation of a synergy plan after the Skynet Transaction, the transferred assets, satellite orbital locations outside of Canada, capital structure and financing, satellite expert personnel and general personnel matters. Furthermore, for additional fees, we may request assistance from Loral with respect to certain areas, including benefits administration, insurance and risk management, auditing, human resources, treasury operations, and, in the United States, public relations, regulatory, tax and legal compliance if the provision of such organizational services at the agreed price is approved by a majority of our directors, excluding Loral nominees. The amounts of such additional payments are limited by the provisions of the Notes.

Under the terms of the Consulting Agreement, we indemnify Loral from certain liabilities arising out of the Consulting Agreement, provided that Loral (or its representative, employee or affiliate, if applicable) has not committed fraud or misconduct in relation to the matters giving rise to the indemnification claim.

Shareholders Agreement

On October 31, 2007, in connection with the Telesat Canada acquisition, PSP Investments, Red Isle, Loral, LSC Holdings, Loral Holdings Corporation, a Delaware corporation (“Loral Holdings”), Loral Skynet, John P. Cashman, Colin D. Watson, Telesat Interco, Telesat Holdings, Telesat Canada and MHR entered into a shareholders agreement (the “Shareholders Agreement”).

The Shareholders Agreement provides for, among other things, the manner in which the affairs of Telesat Holdings and its subsidiaries will be conducted and the relationships among the parties and future shareholders of Telesat Holdings. Specifically, with respect to Telesat Holdings, the Shareholders Agreement provides for its capital structure, the number and election of members of the board of directors, the meetings of directors, the required vote of the board of directors to take certain actions, the approval of the Skynet Transaction, the officers, and the rights of certain shareholders to appoint observers to the board of directors. The Shareholders Agreement also approves an initial business plan, provides for the preparation and approval of annual budgets and business plan updates and procedures for the purchase of equipment, products and services from Loral and its affiliates, an agreement by Loral not to engage in a competing satellite communications business and agreements by the shareholders not to solicit employees of Telesat Holdings or any of its subsidiaries. Additionally, the Shareholders Agreement details the matters requiring shareholder approval or the approval of a shareholder, provides for preemptive rights for certain shareholders upon the issuance of certain shares of capital stock of Telesat Holdings and provides for either PSP Investments or Loral to cause Telesat Holdings to conduct an initial public offering of its equity shares if an initial public offering is not completed by the fourth anniversary of the closing of the Telesat Canada acquisition. The Shareholders Agreement also restricts the ability of holders of certain shares to transfer them unless certain conditions are met or approval of the transfer is approved by directors, provides for a right of first offer to equity shareholders if a holder of equity shares wishes to sell them to a third party, provides for, in certain circumstances, tag-along rights in favor of non-Loral shareholders if Loral sells equity shares, drag-along rights in favor of Loral in case Loral enters into an agreement to sell all of its Telesat Holdings equity securities and drag-along rights in favor of PSP Investments for the sale of Telesat Holdings if Loral undergoes a change of control. Also, the Shareholders Agreement provides for PSP Investments and Loral to have the right to require the other party to sell all of its equity shares or voting shares to PSP Investments or to a designee of Loral, as applicable, under certain circumstances.

The Shareholders Agreement provides for a board of directors of Telesat Holdings consisting of 10 directors, three nominated by Loral, three nominated by PSP Investments and four independent directors selected by a nominating committee comprised of one PSP Investments nominee, one Loral nominee and one of the independent directors then in office. Each shareholder is obligated to vote all shares for the election of the directors nominated by the nominating process. Each shareholder of Telesat Holdings made certain representations, including but not limited to representations with respect to due incorporation and valid existence, corporate power, ownership of shares of Telesat Holdings, due authorization and execution of the Shareholders Agreement, absence of any violations of material provisions of existing indentures or agreements of each party, and, with respect to each of Cashman and Watson, that they each qualified as an independent director and as a “resident Canadian” as that term is defined under Canadian law. Telesat Holdings made certain representations, including but not limited to representations that it owned all of the issued and outstanding shares in Telesat Interco. Telesat Interco made certain representations, including but not limited to representations that it owned all of the issued and outstanding shares in Telesat Canada.

Each shareholder of Telesat Holdings agreed to certain covenants, particularly with respect to: voting of shares in certain circumstances, compliance by such party’s subsidiaries with the Shareholders Agreement and keeping certain information confidential. Telesat Holdings subsequently entered into a Unanimous Shareholder Declaration with Telesat Interco, and Telesat Interco entered into a Unanimous Shareholder Declaration with Telesat Canada the effect of which is to compel each of Telesat Interco and Telesat Canada to comply with the relevant shareholder approval matters as set out in the Shareholders Agreement.

Our Shareholders Agreement provides to Loral the right of approval over many large capital expenditures, a first right of acceptance of an offer by us to procure equipment, products and services, and a first right to negotiate in those areas where Loral and its affiliates carry on business, subject to approval of any such contract by a majority of our directors, excluding Loral nominees, but not an exclusive obligation to deal with, or purchase from, Loral or its affiliates. Under certain circumstances, Loral can withhold its approval of purchases and/or financing of new satellites by us.

In connection with the Telesat Canada acquisition, Loral agreed to indemnify Telesat for any tax liabilities for taxation years prior to 2007 and Telesat agreed to indemnify Loral for the settlement of any tax receivables for taxation years prior to 2007.

Stock Option Repurchase and Exercise of Share Appreciation Rights

In December 2012, the Board approved the repurchase for cash consideration of 20% of all vested stock options. A total of 1,660,619 options were repurchased by the Company. Also in December 2012, certain executives exercised their share appreciation rights (“SARs”) granted under the Company’s share based compensation plan and received 2,249,747 non-voting participating preferred shares and cash equivalent to certain withholding taxes payable in respect of the exercise of the SARs. The Company paid $35.3 million in cash consideration for the stock option repurchase and net withholding taxes relating to the exercise of the SARs.

Accession Agreement

Coincident with their exercise of share appreciation rights and receipt of non-voting particpating preferred shares, current executives, Daniel S. Goldberg, Michel G. Cayouette and D. Paul Bush, as well as former executive Michael C. Schwartz, entered into Accession Agreements pursuant to which they agreed to be bound by certain provisions of the Shareholders Agreement.

Transfer Orbit Services and In-Orbit Testing Agreements

As of December 31, 2012, Telesat Canada had contracts with Space Systems/Loral Inc. (“SS/L”) for the provision by Telesat Canada of certain transfer orbit services for Telesat satellites.

SS/L is a former subsidiary of Loral. Loral completed its divestiture of SS/L on November 2, 2012, at which time it ceased to be a related party to Telesat. References hereafter to 2012 revenue or expenses related to transactions with SS/L refer to revenue and expenses prior to SS/L ceasing to be a related party.

In 2012, revenue earned for services provided to SS/L under those transfer orbit services was approximately $0.1 million.

Satellite Construction Contracts

As of December 31, 2012, Telesat Canada had a contract outstanding with SS/L for the construction of the Anik G1 and related services. In 2012, we incurred costs of approximately $30.0 million under the construction contract for Anik G1 and $19.5 million under the construction contract for Nimiq 6, launched in May 2012.

Our Nimiq 5, Nimiq 6, Telstar 11N, Telstar 12 and the Canadian payload on ViaSat-1 satellites were constructed pursuant to satellite construction contracts entered into with SS/L. Subject to the terms of the applicable construction contract, SS/L may be required to refund certain payments to us if a satellite experiences losses or anomalies, or we may be required to make additional payments to SS/L if a satellite exceeds specified performance objectives. In 2012, we incurred costs of approximately USD $2.0 million pursuant to those terms and contracts.

Non-Disclosure and Technical Assistance Agreements

SS/L and Telesat Canada have entered into various non-disclosure and technical assistance agreements. These agreements relate to Telesat Canada’s consulting activities for third parties. As part of its consulting activities, Telesat Canada is retained to provide advice to a customer on its satellite procurement program or in connection with satellite insurance underwriting and as a result enters into agreements with the applicable satellite manufacturer or insurance underwriter to allow it to receive the satellite manufacturer’s information relating to the customer’s satellite program. The non-disclosure and technical assistance agreements that SS/L and Telesat Canada have entered into permit Telesat Canada to receive SS/L information related to Telesat Canada’s consulting for customer satellite programs.

Apstar V Agreement

In connection with the transactions between Loral Skynet and APT Satellite Company Limited relating to Telstar 18, Loral Skynet and SS/L entered into the Apstar V Agreement dated as of June 30, 2003. This agreement has been substantially performed by the parties. However, to the extent that Telstar 18 were to experience certain losses or anomalies in the future, Loral Skynet would be entitled to receive a refund of certain orbital incentive payments previously made by it to SS/L thereunder. These agreements have been assigned to Telesat Canada. No refunds were received under this agreement in 2012.

ChinaSat

In 1999, Loral Skynet entered into an agreement to provide ChinaSat with certain free transponder capacity in connection with a settlement of certain matters in dispute between SS/L and ChinaSat. SS/L agreed to make monthly payments to Loral Skynet as compensation for the transponder capacity Loral Skynet was providing to ChinaSat at no charge. Loral Skynet subsequently restructured its contractual obligations to ChinaSat and, as a result, entered into an agreement on November 21, 2005 to restructure SS/L’s related payment obligations to Loral Skynet to provide for a payment by SS/L to Loral Skynet for ChinaSat’s use of this transponder capacity. The agreement was subsequently assigned to Telesat Canada. In connection with the termination of Telesat’s leasehold interest in the Telstar 10 satellite, Telesat Canada’s right to payment for one of these transponders on the Telstar 10 satellite was assigned to APT Satellite Company Limited, with the result that, as of September 2009, Telesat Canada has a right to payment from SS/L for ChinaSat’s use of two transponders on Telstar 18.

In 2012, revenue earned under this agreement was approximately $1.4 million.

ViaSat-1

In connection with an agreement entered into between SS/L and ViaSat, Inc. (“ViaSat”) for the construction by SS/L for ViaSat of a high capacity broadband satellite called ViaSat-1 (the “Satellite”), Loral and Telesat Canada entered into certain agreements, described below, pursuant to which Loral invested in the Canadian coverage portion of the Satellite and has granted to Telesat Canada an option to acquire its rights to the Canadian payload.

On January 11, 2008, Loral and ViaSat entered into a Beam Sharing Agreement (the “Beam Sharing Agreement”) that provides for, among other things, (i) the purchase by Loral of a portion of the Satellite payload providing coverage into Canada (the “Canadian Payload”) and (ii) payment by Loral of 15% of the actual costs of launch and associated services, launch insurance and telemetry, tracking and control services for the Satellite.

On January 11, 2008, Loral and Telesat Canada entered into an Option Agreement (the “Option Agreement”). The Option Agreement gave Telesat Canada the option to cause Loral to assign to Telesat Canada its rights and obligations with respect to the Canadian Payload and all of Loral’s rights and obligations under the Beam Sharing Agreement upon certain payments by Telesat Canada to Loral. Pursuant to the Option Agreement, Telesat Canada’s option had to be exercised on or before October 31, 2009 (the “Expiration Date”) in order to be effective. In consideration for the grant of the option, Telesat Canada (i) agreed in a Cooperation Agreement, dated as of January 11, 2008, with Loral and ViaSat (the “Cooperation Agreement”), to relinquish certain rights it has to the 115 degree W.L. orbital position (the “Orbital Slot”) so as to make those rights available to ViaSat pursuant to a license (the “ViaSat License”) to be granted by Mansat Limited (“Mansat”) to ViaSat; and (ii) agreed to provide tracking, telemetry and control services to ViaSat for the Satellite and to pay to Loral all of the recurring fees it receives for providing such services. Telesat Canada agreed that if it did not exercise its option on or prior to the Expiration Date, then it would, at Loral’s request, transfer to Loral its remaining rights from Mansat with respect to the Orbital Slot, and assign to Loral its related rights and obligations under the Cooperation Agreement. Telesat Canada did not exercise the option under the Option Agreement and, consequently, it expired.

On December 31, 2009, Loral entered into a Satellite Capacity and Gateway Service Agreement (the “Xplornet Agreement”) with Barrett Xplore Inc. (which subsequently changed its name to Xplornet Communications Inc. (“Xplornet”)) to provide satellite capacity and gateway service for broadband services in Canada. Under the Xplornet Agreement, Xplornet will make use of 100% of the Ka-band Canadian Payload for 15 years and will receive gateway service to provide Internet broadband services via satellite to customers located in Canada.

In January 2010, Telesat Canada entered into a Consulting Services Agreement with Loral (“Consulting Services Agreement”) for Telesat Canada to provide services related to gateway construction, regulatory and licensing support and preparation for satellite traffic operations for the Canadian Payload. Payments under the agreement are on a time and materials basis.

In February 2010, a subsidiary of Loral entered into a contract with ViaSat for the procurement of certain RF equipment and services to be integrated into the gateways constructed and owned by Loral to enable commercial service using the Canadian Payload (“RF Equipment and Services Agreement”).

In September 2010, Telesat Canada entered into an agreement to provide a subsidiary of Loral with project management, engineering and integration services for three gateway sites including engineering and installation of the civil works, design and integration of the shelters and associated shelter infrastructure and monitoring the delivery and installation of equipment (“Service Agreement”).

On March 1, 2011, Telesat Canada and one of its subsidiaries (“Telesat”) entered into agreements (the “Assignment and Assumption Agreements”) with Loral Space & Communications Inc. and one of its subsidiaries (“Loral”) pursuant to which Loral assigned to Telesat and Telesat assumed from Loral all of Loral’s rights and obligations with respect to the Canadian payload on the ViaSat-1 satellite, and all related agreements. Under the Assignment and Assumption Agreements, Loral received a fee from Telesat for the assignment and was reimbursed for its net costs incurred through closing of the sale, including under the Consulting Services Agreement and the Service Agreement which were terminated. Loral is entitled to receive one-half of any net revenue earned by Telesat in connection with the sale of any non-geostationary capacity to Telesat’s customers during the first four years after the commencement of service using the non-geostationary capacity. In connection with the sale, Loral also assigned to Telesat the Xplornet Agreement.

In 2012, Telesat accrued approximately $1.2 million, payable to Loral pursuant to the above agreements.

Goldberg, Godles, Wiener & Wright

Henry Goldberg, the father of Daniel Goldberg, the President and Chief Executive Officer of Telesat Canada, is a partner in the law firm Goldberg, Godles, Wiener & Wright, which handles certain matters for Telesat Canada and its subsidiaries. In 2012, the aggregate amount of expenses incurred by Telesat Canada and its subsidiaries for services received was approximately USD $315,500.

PSP Note

On October 31, 2007, Telesat Holdings issued 141,435 senior preferred shares to Red Isle Investments Inc. in exchange for cash with an issue price of $1,000 per senior preferred share. In conjunction with the closing of the Senior Secured Credit Facilities on March 28, 2012, Telesat Holdings redeemed all of the outstanding senior preferred shares for approximately $145.5 million in cash, equal to the principal and accrued dividends on the senior preferred shares. Following the redemption of the senior preferred shares, Red Isle Investments Inc. provided a loan in the amount of approximately $145.5 million to Telesat Canada which loan is evidenced by a subordinated promissory note (the “PSP Note”). The PSP Note required payment of at least 50% of the principal amount on March 31, 2014, with the balance, if any, to be repaid no later than March 31, 2016. Telesat Canada was required to pay the interest on the PSP Note in the amount of 9.75% for the first two years and adjusting thereafter to reflect the then-current market rate (but no less than 11% per annum). The PSP Note, in a principal amount of $145.5 million, together with accrued interest of $8.4 million, was redeemed in full by Telesat Canada on October 31, 2012.

C. Interests of experts and counsel.

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information.

See our Consolidated Financial Statements beginning at page F-1.

Legal Proceedings

We frequently participate in proceedings before national telecommunications regulatory authorities. See “— Government Regulation.” In addition, we may also become involved from time to time in other legal proceedings arising in the normal course of our business.

We are subject to audits by taxing authorities in the various jurisdictions in which we operate. We are currently involved in various proceedings, including several tax disputes with both the Hong Kong and

Brazilian tax authorities. The Hong Kong authorities challenged our offshore claim for exempt income for the years 1999 to 2005. The total tax assessed is $34 million and Loral has indemnified us for this exposure. The Brazilian tax authorities are alleging underpayments by us based on a disputed characterization of income. They have assessed additional tax of approximately $31.5 million. We believe the likelihood of an unfavorable outcome in these claims is remote and as such, no reserve has been established. However, there can be no certainty that we will be successful in these matters nor that, if we are unsuccessful in the Hong Kong proceedings, that we will be able to collect on the Loral indemnification.

Other than the above, we are not aware of any proceedings outstanding or threatened as of the date hereof by or against us or relating to our business which may have, or have had in the recent past, significant effects on Telesat Canada’s financial position or profitability.

Environmental Matters

We are subject to various laws and regulations relating to the protection of the environment and human health and safety (including those governing the management, storage and disposal of hazardous materials). Some of our operations require continuous power supply, and, as a result, current and past operations at our earth station and other technical facilities include fuel storage, and batteries for back-up generators and uninterruptible power systems. As an owner or operator of property and in connection with current and historical operations at some of our sites, we could incur costs, including cleanup costs, fines, sanctions and third-party claims, as a result of violations of or liabilities under environmental laws and regulations. We are not aware, however, of any environmental matters outstanding or threatened as of the date hereof by or against us or relating to our business which would be material to our financial condition or results of operations.

Dividend Policy

Senior Preferred Shares

On October 31, 2007, Telesat Holdings issued 141,435 senior preferred shares to Red Isle Investments Inc. in exchange for cash with an issue price of $1,000 per senior preferred share. The senior preferred shares rank in priority, with respect to payment of dividends and return of capital upon liquidation, dissolution or winding-up, ahead of the shares of all other classes of Telesat Holdings stock which have currently been created, as well as any other shares that may be created that by their terms rank junior to the senior preferred shares. The senior preferred shares are entitled to receive cumulative preferential dividends at a rate of 7% per annum on the Liquidation Value, being $1,000 per senior preferred share plus all accrued and unpaid dividends (8.5% per annum following a Performance Failure, being a failure to pay annual dividends in cash or in Holding PIK Preferred Stock in any year, while such failure is continuing, the failure to redeem the Holding PIK Preferred Stock when submitted for redemption on or after the twelfth anniversary of the date of issue, or the failure to redeem Holding PIK Preferred Stock for which an offer of redemption is accepted following a Change of Control). The annual dividend may be paid in cash, subject to the requirements of the CBCA, if such payment is permitted under the terms of (i) the Senior Secured Credit Facilities, and (ii) the indentures governing the Notes. If the cash payment is not permitted under the terms of the Senior Secured Credit Facilities, the dividends will be paid, subject to the requirements of the CBCA, in senior preferred shares based on an issue price of $1,000 per senior preferred share.

In conjunction with the closing of the Senior Secured Credit Facilities on March 28, 2012, Telesat Holdings redeemed all of the outstanding senior preferred shares for approximately $145.5 million in cash, equal to the principal and accrued dividends on the senior preferred shares.

Following the redemption of the senior preferred shares, Red Isle Investments Inc. provided a loan in the amount of approximately $145.5 million to Telesat Canada which loan is evidenced by a subordinated promissory note (the “PSP Note”). The PSP Note required payment of at least 50% of the principal amount on March 31, 2014, with the balance, if any, to be repaid no later than March 31, 2016. Telesat Canada was required to pay the interest on the PSP Note in the amount of 9.75% for the first two years and adjusting thereafter to reflect the then-current market rate (but no less than 11% per annum).

The PSP Note, in a principal amount of $145.5 million, together with accrued interest of $8.4 million, was redeemed in full by Telesat Canada on October 31, 2012.

Common Shares

In 2012, no dividends on the common shares were declared. Dividends will be declared subject to the requirements of the CBCA, and paid as permitted by the Senior Secured Credit Facilities and the indentures governing the Notes.

Voting Participating Preferred Shares

In 2012, no dividends on the voting participating preferred shares were declared. Dividends will be declared subject to the requirements of the CBCA, and paid as permitted by the Senior Secured Credit Facilities and the indentures governing the Notes.

Non-Voting Participating Preferred Shares

In 2012, no dividends on the non-voting participating preferred shares were declared. Dividends will be declared subject to the requirements of the CBCA, and paid as permitted by the senior secured facilities and the indentures governing the Notes.

Director Voting Preferred Shares

In 2012, no dividends on the director voting preferred shares were declared. However, dividends for the period November 1, 2011 to October 31, 2012 in the amount of $10,000 were declared and paid in January 2013. Dividends for future periods will be declared subject to the requirements of the CBCA, and paid as permitted by the Senior Secured Credit Facilities and the indentures governing the Notes.

B. Significant Changes.

Except as disclosed elsewhere in this Annual Report, no significant changes have occurred since the date of the annual financial statements included in this Annual Report.

Item 9. The Offer and Listing

A. Offer and listing details.

Not applicable.

B. Plan of distribution

Not applicable.

C. Markets.

Our common shares are not traded on any stock exchanges or other regulated markets.

D. Selling shareholders.

Not applicable.

E. Dilution.

Not applicable.

F. Expenses of the issue.

Not applicable.

Item 10. Additional Information

A. Share capital.

Not applicable.

B. Memorandum and articles of association.

Telesat Holdings Inc.

Register, Entry Number and Purposes. Telesat Holdings’ Articles of Incorporation are registered with Industry Canada under Certificate No. 436320-5 under the CBCA. There are no restrictions in Telesat Holdings’ Articles of Incorporation on the type of business that it may carry on. Neither Telesat Holdings’ articles nor its by-laws contain a description of its objects and purposes.

Directors’ Powers. The Shareholders Agreement provides for, among other things, Telesat Holdings’ capital structure, the number and election of members of the board of directors, the meetings of directors, the required vote of the board of directors to take certain actions, the officers, and the rights of certain shareholders to appoint observers to the board of directors. See “Item 7B. Related party transactions — Shareholders Agreement.” Pursuant to the Shareholders Agreement, at any meeting at which Telesat Holdings’ board of directors considers any question involving a material agreement or transaction or proposed material agreement or transaction with Telesat Holdings, Telesat Canada or Telesat Interco to which an interested shareholder is a party, any director nominee of that interested shareholder shall be required by the chairperson to leave the meeting while the matter is being considered, unless such requirement is waived by a majority vote of the disinterested directors, and shall abstain from voting thereon.

According to its by-laws, the directors of Telesat Holdings may be paid such remuneration for their services as the board of directors may from time to time determine. However, the Shareholders Agreement provides that no director who is a shareholder nominee shall receive compensation for his services as a director (other than reimbursement for expenses). Neither Telesat Holdings’ articles nor its by-laws (a) require an independent quorum for voting on director compensation; (b) set out a mandatory retirement age for Telesat Holdings’ directors; or (c) require the directors to own securities of Telesat Holdings’ in order to serve as directors.

Telesat Holdings’ by-laws provide that, without limiting the borrowing powers as set forth in the CBCA, the board of directors may (a) borrow money upon the credit of Telesat Holdings; (b) issue, reissue, sell or pledge bonds, debentures, notes or other evidences of indebtedness or guarantee of Telesat Holdings, whether secured or unsecured; (c) give a guarantee on behalf of Telesat Holdings to secure performance of any present or future indebtedness, liability or obligation of any person; and (d) charge, mortgage, hypothecate, pledge, or otherwise create a security interest in all or any currently owned or subsequently acquired real or personal, movable or immovable, property of Telesat Holdings, including book debts, rights, powers, franchises and undertakings, to secure any such bonds, debentures, notes or other indebtedness, liability or obligation of the corporation. The by-laws do not limit or restrict the borrowing of money by Telesat Holdings on bills of exchange or promissory notes made, drawn, accepted or endorsed by or on behalf of Telesat Holdings.

Rights, Preferences and Restrictions Attaching to Each Class of Telesat Holdings’ Shares. The authorized share capital of the Company is comprised of: (i) an unlimited number of common shares, of voting participating preferred shares, of non-voting participating preferred shares, of redeemable common shares, and of redeemable non-voting participating preferred shares, (ii) 1,000 director voting preferred shares, and (iii) 325,000 senior preferred shares. There are no outstanding redeemable common shares, redeemable non-voting participating preferred shares, or senior preferred shares. Below is a description of the rights, preferences and restrictions attaching to each outstanding class of Telesat Holdings’ shares. There are no provisions for sinking funds, and no class of shares is subject to further capital calls by Telesat Holdings. The Telesat Holdings articles and by-laws do not provide for cumulative voting. The members of Telesat Holdings’ board of directors are not replaced at staggered intervals but are elected annually.

Common Shares

The holders of common shares are entitled to receive notice of and to attend all annual and special meetings of the shareholders of Telesat Holdings and to one vote in respect of each common share held on all matters at all such meetings, except in respect of a class vote applicable only to the shares of any other class, in respect of which the common shareholders shall have no right to vote. The holders of common shares are entitled to receive dividends as may be declared by the board of directors of Telesat Holdings, and are entitled to share in the distribution of the assets of Telesat Holdings upon liquidation, winding-up or dissolution, subject to the rights, privileges and conditions attaching to any other class of shares ranking in order of priority. The common shares are convertible at the holders’ option, at any time, into voting participating preferred shares or non-voting participating preferred shares, on a one-for-one basis. The common shares have no par value. There are no provisions for redemption of common shares. Each holder of common shares entitled to vote at an annual or special meeting of the shareholders is entitled to cast one vote for each share held.

Voting Participating Preferred Shares

The rights, privileges and conditions of the voting participating preferred shares are identical in all respects to those of the common shares, except for the following:

•	The holders of voting participating preferred shares are not entitled to vote at meetings of the shareholders of Telesat Holdings on resolutions electing directors.
•	For all other meetings of the shareholders of Telesat Holdings, the holders of voting participating preferred shares are entitled to a variable number of votes per voting participating preferred share based on the number of voting participating preferred shares, non-voting participating preferred shares and redeemable non-voting participating preferred shares outstanding on the record date of the given meeting of the shareholders of Telesat Holdings.
•	The voting participating preferred shares are convertible, at any time, at the holders’ option into common shares or non-voting participating preferred shares on a one-for-one basis as long as the result of such conversion does not cause Telesat Holdings to cease to be a ``qualified corporation” within the meaning of the Canadian Telecommunication Common Carrier Ownership and Control Regulations pursuant to the Telecommunications Act (Canada).

The voting participating preferred shares have no par value.

Non-Voting Participating Preferred Shares

The rights, privileges and conditions of the non-voting participating preferred shares are identical in all respects to those of the common shares, except for the following:

•	The holders of non-voting participating preferred shares are not entitled to vote on any matter at meetings of the shareholders of Telesat Holdings, except in respect of a class vote applicable only to the non-voting participating preferred shares.
•	The non-voting participating preferred shares are convertible, at any time, at the holders’ option into common shares or voting participating preferred shares on a one-for-one basis as long as the result of such conversion does not cause Telesat Holdings to cease to be a “qualified corporation” within the meaning of the Canadian Telecommunication Common Carrier Ownership and Control Regulations pursuant to the Telecommunications Act (Canada).

The non-voting participating preferred shares have no par value.

Director Voting Preferred Shares

The rights, privileges and conditions of the director voting preferred shares are identical in all respects to those of the common shares, except for the following:

•	The holders of director voting preferred shares are entitled to receive notice of and to attend all meetings of the shareholders of Telesat Holdings at which directors of Telesat Holdings are to be elected. The holders of director voting preferred shares are not entitled to attend meetings of the shareholders of Telesat Holdings and have no right to vote on any matter other than the election of directors of Telesat Holdings.
•	The holders of director voting preferred shares are entitled to receive annual non-cumulative dividends of $10 per share if declared by the Board of Directors of Telesat Holdings, in priority to the payment of dividends on the common shares, voting participating preferred shares, non-voting participating preferred shares, redeemable common shares, and redeemable non-voting participating preferred shares, but after payment of any accrued dividends on the senior preferred shares.
•	In the event of liquidation, wind-up or dissolution, the holders of director voting preferred shares are entitled to receive $10 per share in priority to the payment of dividends on the common shares, voting participating preferred shares, non-voting participating preferred shares, redeemable common shares, and redeemable non-voting participating preferred shares, but after payment of any accrued dividends on the senior preferred shares.

•	The director voting preferred shares are redeemable at the option of Telesat Holdings, at any time, at a redemption price of $10 per share.

The director voting preferred shares have a nominal stated value.

Procedures to Change the Rights of Shareholders. In order to change the rights of the shareholders as contained in Telesat Holdings’ Articles of Incorporation, an amendment to the Articles of Incorporation is required. Such an amendment would require, in addition to any shareholder approval required as a mandatory provision of the CBCA, (a) with respect to any amendment not excepted by the Shareholders Agreement, the approval of each of PSP Investments and Loral; (b) with respect to changes to the rights, privileges, restrictions, and conditions of the common shares, voting participating preferred shares, non-voting participating preferred shares, redeemable common shares or redeemable non-voting participating preferred shares, the approval of two-thirds of each such class affected by such amendment voting as a separate class and the approval of two-thirds of the common shares, voting participating preferred shares, non-voting participating preferred shares, redeemable common shares or redeemable non-voting participating preferred shares voting together as a class; (c) with respect to changes to the rights, privileges, restrictions, and conditions of the director voting preferred shares, the approval of two-thirds of the director voting preferred shares voting as a separate class and the approval of two-thirds of the common shares, voting participating preferred shares, non-voting participating preferred shares, redeemable common shares or redeemable non-voting participating preferred shares voting together as a class; and (d) with respect to changes to the rights, privileges, restrictions, and conditions of the senior preferred shares, the approval of two-thirds of the senior preferred shares voting as a separate class, except that (i) an increase to the number of senior preferred shares or (ii) the creation of a new class of shares having priority, or ranking pari passu, as to dividends or liquidation shall not require consent of the senior preferred shares. The Shareholders Agreement of Telesat Holdings may not be amended without the written consent of both PSP Investments and Loral and, for the amendment of certain provisions, the additional consent of MHR.

Shareholder Meetings. The CBCA provides that Telesat Holdings must hold an annual general meeting not later than fifteen months after holding the last preceding annual meeting but no later than six months after the end of Telesat Holdings’ preceding financial year. The board of directors or the chairman of the board of directors has the power to call a special meeting of shareholders at any time.

If Telesat Holdings has only one shareholder or only one holder of any class or series of shares, the shareholder present in person or represented by proxy constitutes a meeting. Otherwise, subject to the CBCA, a quorum of shareholders is two persons, present in person, each being a shareholder or proxy holder, and together representing by proxy at least 51% of the outstanding shares of Telesat Holdings carrying voting rights at the meeting, provided that at least 51% of the voting rights of outstanding shares represented at the meeting are at all times held by Canadians.

The only persons entitled to be present at a meeting of shareholders are those entitled to vote at that meeting, the directors, officers and auditor of Telesat Holdings and others who, although not entitled to vote, are entitled or required under any provision of the CBCA, or Telesat Holdings’ articles or by-laws to be present at the meeting. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting.

Limitations on Rights to Own Securities. The articles of Telesat Holdings provide that Non-Canadians (as the term is defined in Section 2 of the Canadian Telecommunications Common Carrier Ownership and Control Regulations promulgated pursuant to the Telecommunications Act, or “Canadian Ownership Regulations”) may not hold, beneficially own or control, directly or indirectly, otherwise than by way of security only, in the aggregate voting shares to which are attached more than 33 1/3 per cent of the votes that may ordinarily be cast at a meeting of Telesat Holdings’ shareholders.

Impediments to Change of Control. There are no provisions of Telesat Holdings’ articles or by-laws that would have an effect of delaying, deferring or preventing a change in control of Telesat Holdings and that would operate only with respect to a merger, acquisition or corporate restructuring involving Telesat Holdings.

Shareholder Ownership Disclosure. Neither Telesat Holdings’ articles nor its by-laws contain a provision governing the ownership threshold above which shareholder ownership must be disclosed. Telesat Holdings’

by-laws do, however, require each person in whose name shares are registered to furnish an affidavit or a declaration in accordance with the Canadian Ownership Regulations or the articles, if requested in writing by a director of Telesat Holdings with the authorization of the board of directors.

Significant Differences with Applicable U.S. Law. None.

Special Conditions for Changes in Capital. None.

Telesat Canada

For a description of the information called for by this Item 10.B relating to Telesat Canada, please see Item 10.B of our Form 20-F for the year ended December 31, 2011.

C. Material contracts.

Set forth below is a list of each material contract, other than contracts entered into in the ordinary course of business, to which Telesat Canada and its subsidiaries is a party, for the two years immediately preceding publication of this Annual Report:

•	Credit Agreement, dated as of March 28, 2012, among Telesat Holdings Inc., Telesat Canada, Telesat LLC, the guarantors party thereto, JP Morgan Chase Bank, N.A., as administrative agent, and the other lenders party thereto.
•	Subordinated Promissory Note, dated March 28, 2012, issued by Telesat Canada in favor of Red Isle Private Investments Inc., an affiliate of the Public Sector Pension Investment Board.
•	Indenture, dated May 14, 2012, with respect to Telesat Canada’s 6.0% Senior Notes due 2017, among Telesat Canada, Telesat LLC, as co-issuer, the guarantors party thereto and the Bank of New York Mellon, as Trustee.

D. Exchange controls.

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or Canadian exchange restrictions affecting the remittance of dividends, interest, royalties or similar payments to non-resident holders of our securities.

E. Taxation.

United States Federal Income Tax Considerations

The following is a summary of certain United States federal income tax considerations to United States holders (as defined below) relating to the ownership and disposition of the Company’s senior subordinated notes issued in June 2008 (each a “note” and together, the “notes”) but does not purport to be a complete analysis of all the potential tax considerations. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury regulations promulgated or proposed thereunder, judicial authority, published administrative positions of the Internal Revenue Service (the “IRS”) and other applicable authorities, all as in effect on the date of this document, and all of which are subject to change, possibly on a retroactive basis. We have not sought any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with our statements and conclusions. This summary deals only with holders that purchased notes at their original issuance at their issue price (the first price at which a substantial amount of the notes is sold for money to the public, not including bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, initial purchasers or wholesalers) and that hold the notes as “capital assets” within the meaning of section 1221 of the Code (generally, property held for investment). This summary does not purport to deal with all aspects of United States federal income taxation that might be relevant to a particular holder in light of its circumstances or status, nor does it address tax considerations applicable to a holder that may be subject to special tax rules, including, but not limited to, financial institutions, tax-exempt organizations, S corporations, partnerships or other pass-through entities, insurance companies, broker/dealers, dealers or traders in securities or currencies, certain former citizens or residents of the United States, and taxpayers subject to the alternative minimum tax. This summary also does not discuss a note held as part of a hedge, straddle, synthetic security or conversion transaction, or a situation in which the “functional currency” of a United States holder (as defined below) is not the U.S. dollar. Moreover, the effect of any applicable estate, gift, state, local or non-United States tax laws is not discussed.

As a commercial law matter, there are two issuers of the notes, Telesat Canada, a Canadian corporation, and Telesat LLC, a Delaware limited liability company. Because Telesat LLC is a disregarded entity wholly- owned by Telesat Canada for United States. federal income tax purposes, Telesat Canada should be treated as the sole issuer of the notes for United States federal income tax purposes.

The term “United States holder” means a beneficial owner of a note that is, for United States federal income tax purposes:

(1)  an individual citizen or resident of the United States;

(2)  a corporation, or other entity taxable as a corporation for United States federal income tax purposes, created or organized under the laws of the United States or any state thereof or the District of Columbia;

(3)  an estate, the income of which is subject to United States federal income taxation regardless of its source; or

(4)  a trust, if (1) a court within the United States is able to exercise primary supervision over its administration, and one or more United States persons have the authority to control all of its substantial decisions, or (2) the trust was in existence on August 20, 1996 and properly elected to continue to be treated as a United States person.

If an entity treated as partnership for United States federal income tax purposes holds a note, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner in a partnership purchasing a note should consult its own tax advisers about the United States federal income tax consequences of purchasing, owning and disposing of the note.

Interest:  Stated interest on a note will be taken into account by a United States holder as ordinary income at the time that interest is accrued or received in accordance with the holder’s regular method of accounting for United States federal income tax purposes. Interest paid by us on the notes is income from sources outside of the United States, and, with certain exceptions, will be “passive category income,” which is treated separately from other types of income for purposes of computing the foreign tax credit allowable to a United States holder.

Sale, Exchange, Redemption or Other Taxable Disposition of the Notes:  Upon the sale, exchange, redemption or other taxable disposition of a note, a United States holder generally will recognize United States source capital gain or loss equal to the difference between (i) the amount realized on the sale, exchange, redemption or other taxable disposition (not including any amount allocable to accrued and unpaid interest, which will be treated as ordinary income to the extent not previously included in gross income) and (ii) the holder’s adjusted tax basis in the note. The amount realized will be equal to the sum of the amount of cash and the fair market value of any property received on the disposition of the note. A United States holder’s adjusted tax basis in a note generally will equal the holder’s purchase price for the note. The capital gain or loss will be long-term capital gain or loss if the United States holder’s holding period for the note exceeds one year on the date of disposition. Long-term capital gains of non-corporate United States holders (including individuals) generally are eligible for reduced rates of United States federal income tax. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding:  Information reporting to the IRS may apply with respect to certain payments to non-corporate United States holders of principal, premium, if any, and interest on a note and payments to such United States holders of the proceeds of the sale or other disposition of a Note. Backup withholding may apply to these payments if the United States holder fails to furnish a taxpayer identification number to the payer or establish an exemption from backup withholding or the United States holder fails to report in full interest income or to make certain certifications. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a United States holder will be allowed as a credit against that holder’s United States federal income tax liability and may entitle the holder to a refund, provided the required information is timely furnished to the IRS. Certain United States holders (including, among others, corporations) generally are exempt from backup withholding.

A UNITED STATES HOLDER OF NOTES SHOULD CONSULT HIS OWN TAX ADVISER WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO HIS PARTICULAR SITUATION AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE ESTATE AND GIFT TAX LAWS OR THE LAWS OF ANY STATE, LOCAL OR NON-UNITED STATES TAXING JURISDICTION OR UNDER ANY APPLICABLE TREATY.

Certain Canadian Federal Income Tax Considerations

The following is, as of the date hereof, a summary of certain Canadian federal income tax considerations generally applicable to the acquisition, holding and disposition of the senior notes and senior subordinated notes of Telesat Canada (each a “Note”, and together the “Notes”) by an investor who acquired as a beneficial owner a Note at the time of its issuance in June 2008 and for the purposes of the application of the Income Tax Act (Canada) (the “Tax Act”), and at all relevant times, is the beneficial owner of the Note, deals at arm’s length, and is not affiliated with Telesat Canada, Telesat Interco or any of their affiliates and who, for purposes of the Tax Act, is not resident and is not deemed to be resident in Canada, is not a “specified non-resident shareholder” of Telesat Canada within the meaning of subsection 18(5) of the Tax Act or a person not dealing at arm’s length with a “specified shareholder” of Telesat Canada within the meaning of subsection 18(5) of the Tax Act, who deals at arm’s length with any person resident in Canada to whom the investor disposes of the Note and who holds the Note as capital property and does not use or hold and is not deemed to use or hold the Note in or in the course of carrying on a business in Canada and is not an insurer carrying on an insurance business in Canada and elsewhere (a “Non-Resident Holder”).

This summary is based on the current provisions of the Tax Act and the regulations thereunder as in force on the date hereof (the “Regulations”), the current administrative and assessing practices of the Canada Revenue Agency (the “CRA”) published in writing prior to the date hereof and all specific proposals to amend the Tax Act and Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes all Tax Proposals will be enacted substantially as proposed; however, no assurance can be given that the Tax Proposals will be enacted as proposed or at all. This summary does not, except for the Tax Proposals, otherwise take into account or anticipate any changes in law or the CRA’s administrative or assessing practices, whether by legislative, governmental or judicial decision or action. Subsequent developments could have a material effect on the following description. This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to an investment in Notes and does not take into account provincial, territorial or foreign income tax legislation or considerations, which are not addressed in this summary.

This summary is of a general nature only and is not intended to be nor should it be construed to be legal or tax advice to any investor. Investors should consult their own tax advisors for advice with respect to the income tax consequences of an investment in Notes, based on their particular circumstances and their country of residence.

Principal, interest, premium, bonus or penalty paid or credited or deemed for purposes of the Tax Act to be paid or credited on a Note to a Non-Resident Holder will not be subject to Canadian non-resident withholding tax under the Tax Act. No other tax on income or gains will be payable under the Tax Act by a Non-Resident Holder on interest, principal, premium, bonus or penalty or on the proceeds received by a Non-Resident Holder on the disposition of a Note, including a redemption, payment on maturity, repurchase or purchase for cancellation.

F. Dividends and paying agents.

Not applicable.

G. Statement by experts.

Not applicable.

H. Documents on display.

The documents concerning the Company which are referred to in this Annual Report may be inspected at the principal executive offices of the Company.

I. Subsidiary Information.

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

A. Quantitative information about market risk.

The information called for by this Item may be found in “Item 5. Operating and Financial Review and Prospects.”

B. Qualitative information about market risk.

The information called for by this Item may be found in “Item 5. Operating and Financial Review and Prospects.”

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

“Disclosure controls and procedures”, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities and Exchange Act of 1934, as amended (“Exchange Act”), are designed to provide reasonable assurance that information required to be disclosed is accumulated and communicated to management in a timely manner. As of December 31, 2012, Telesat conducted an evaluation under the supervision and with the participation of its management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of its disclosure controls and procedures. Based on this evaluation, Telesat’s Chief Executive Officer and Chief Financial Officer concluded that Telesat’s disclosure controls and procedures were effective as of December 31, 2012 to provide reasonable assurance that information required to be disclosed by it in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

Management’s Report on Internal Control over Financial Reporting

Telesat’s management is responsible for establishing and maintaining adequate “internal control over financial reporting”, as such term is defined in Rule 13a-15(f) of the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Internal Financial Reporting Standards. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements in a timely manner, and can provide only reasonable assurances that the objectives of the control system have been met. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the underlying policies and procedures.

An evaluation of the effectiveness of Telesat’s internal control over financial reporting was conducted by Telesat’s management, under the supervision and with the participation of Telesat’s Chief Executive Officer and Chief Financial Officer, based on the framework set forth in the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, Telesat’s Chief Executive Officer and Chief Financial Officer have concluded that Telesat’s internal control over financial reporting was effective as of December 31, 2012.

This annual report does not include an attestation report of Telesat’s registered public accounting firm regarding internal control over financial reporting. Management’s report on internal control over financial reporting was not subject to attestation by our independent registered public accounting firm pursuant to the exemption for public companies whose public market capitalization is less than USD $75 million in the Dodd-Frank Act signed on July 21, 2010.

Changes in Internal Control over Financial Reporting

During the period covered by this annual report, there have been no changes in Telesat’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

Our Audit Committee is composed of Messrs. Watson, Targoff and Pittman. Telesat Canada’s board of directors has determined that Mr. Watson is an “audit committee financial expert”. Based upon the listing standards of the Nasdaq, we believe that Mr. Watson is, and Messrs. Targoff and Pittman are not, considered independent as that term is defined in the Nasdaq listing standards.

Item 16B. Code of Ethics

Telesat Canada has adopted a written code of ethics that applies to all of its employees. A copy of the Code of Business Conduct is available, free of charge, on Telesat Canada’s website located at www.telesat.com. If any amendments are made to this Code of Business Conduct other than technical, administrative, or other non-substantive amendments, or if any waivers, including implicit waivers, from a provision of this Code of Business Conduct are granted to Telesat Canada’s Chief Executive Officer, Chief Financial Officer or other finance executives, Telesat Canada will disclose the nature of the amendment or waiver, its effective date and to whom it applies on its website or in a report on Form 6-K or other similar form filed with the SEC. There were no amendments to, or waivers of, the Code of Business Conduct during our fiscal year ended December 31, 2012.

Item 16C. Principal Accountant Fees and Services

Deloitte LLP (“Deloitte”) acted as the principal Independent Registered Chartered Accountants for Telesat Holdings for the years ended December 31, 2011 and December 31, 2012. Set forth below is a breakdown of fees for services rendered during those years.

	Year Ended December 31, 2012	Year Ended December 31, 2011
	(In thousands of Canadian dollars)
Audit fees	$794	$801
Audit-related fees	343	180
Tax fees	26	251
All other fees	—	170
Total	$1,163	$1,402

Our Audit Committee must approve all audit, audit-related and permitted non-audit services to be provided by Deloitte and their related fees. Fees related to the annual audits of our consolidated financial statements are specifically approved by the Audit Committee on an annual basis. All fees for pre-approved other audit and audit-related services are pre-approved annually or more frequently, if required. The Audit Committee has considered whether the provision of non-audit services is compatible with maintaining Deloitte’s independence.

Audit Fees

Audit fees were for professional services rendered by Deloitte for the audit of our annual financial statements, for Telesat Holdings’ annual financial statements for the years ended December 31, 2012 and 2011 and for the reviews of our quarterly financial statements. The audit fees also include fees for the audit of subsidiaries and other miscellaneous audits.

Audit-Related Fees

Audit-related fees were for assurance and related services reasonably related to the performance of the audit of the annual statements and are not reported under “Audit Fees” above. For 2011 these fees related mainly to assistance provided with respect to the IFRS conversion. For 2012, these fees related mainly to audit related assistance with the preparation of our offering memorandum for our Senior Notes and refinancing of our Senior Secured Credit Facilities.

Tax Fees

The 2012 and 2011 tax fees include amounts related to our European subsidiaries. In addition, the 2011 tax fees also include SR&ED services.

All Other Fees

In 2011, the amounts included in all other fees relate to accounting advisory work provided in connection with potential strategic alternatives as well as IFRS assistance.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

Not applicable.

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements

See our Consolidated Financial Statements beginning at page F-1.

Item 18. Financial Statements

Not applicable.

Item 19. Exhibits

Exhibit No.	Description
1.1	Certificate and Articles of Amalgamation of Telesat Canada, dated as of October 31, 2007(7)
1.2	Telesat Canada Unanimous Shareholder Declaration, dated as of October 31, 2007, by and between Telesat Canada and Telesat Interco Inc.(7)
1.3	By-Law No. 1 of Telesat Canada, dated as of October 31, 2007(7)
1.4	Certificate of Formation, dated September 7, 2007, and Certificate of Amendment to Certificate of Formation, dated October 12, 2007, of Telesat LLC (7)
1.5	Limited Liability Company Agreement of Telesat LLC, dated October 31, 2007(7)
1.6	Articles of Incorporation of Telesat Holdings Inc. (formerly 4363205 Canada Inc.)(4)
1.7	By-Law No. 1 of Telesat Holdings Inc. (formerly 4363205 Canada Inc.)(4)
2.1	Indenture, dated as of June 30, 2008, among Telesat Holdings Inc., Telesat Canada, Telesat Interco Inc., Telesat LLC, and certain direct and indirect subsidiaries of Telesat Holdings Inc., and The Bank of New York, as Trustee in respect of the 12.5% Senior Subordinated Notes Due 2017(7)
2.2	First Supplemental Indenture, dated as of March 5, 2009, among Infosat Communications LP, Infosat Communications GP Inc., Telesat Canada, Telesat LLC, and certain direct and indirect subsidiaries of Telesat Holdings Inc., and the Bank of New York Mellon (formerly The Bank of New York), as Trustee in respect of the 12.5% Senior Subordinated Notes Due 2017(7)
2.3	Indenture, dated May 14, 2012, with respect to Telesat Canada’s 6.0% Senior Notes due 2017, among Telesat Canada, Telesat LLC, as co-issuer, the guarantors party thereto and The Bank of New York Mellon, as Trustee(11)
4.1	Ancillary Agreement, dated as of August 7, 2007, by and among Loral Space & Communications Inc., Loral Skynet Corporation, Public Sector Pension Investment Board, 4363205 Canada Inc. and 4363230 Canada Inc.(2)
4.2	Adjustment Agreement, dated as of October 29, 2007, between Telesat Interco Inc. (formerly 4363213 Canada Inc.), BCE Inc, and Telesat Canada(4)
4.3	Omnibus Agreement, dated as of October 30, 2007, by and among Loral Space & Communications Inc., Loral Skynet Corporation, Public Sector Pension Investment Board, Red Isle Private Investments Inc. and Telesat Holdings Inc. (formerly 4363205 Canada Inc.)(4)
4.4	Shareholders Agreement, dated as of October 31, 2007, between Public Sector Pension Investment Board, Red Isle Private Investments Inc., Loral Space & Communications Inc., Loral Space & Communications Holdings Corporation, Loral Holdings Corporation, Loral Skynet Corporation, John P. Cashman, Colin D. Watson, Telesat Holdings Inc, (formerly 4363205 Canada Inc.), Telesat Interco Inc. (formerly 4363213 Canada Inc.), Telesat Canada and MHR Fund Management LLC(4)
4.5	Consulting Services Agreement, dated as of October 31, 2007, by and between Loral Space & Communications Inc. and Telesat Canada(4)
4.6	Form of Indemnity Agreement by and among Telesat Canada, Telesat Holdings Inc., Telesat Interco Inc. and Officers and Directors(7)
4.7	Indemnity Agreement dated as of October 31, 2007 by and among Loral Space & Communications Inc., Telesat Canada, Telesat Holdings Inc., Telesat Interco Inc. and Henry (Hank) Intven(4)
4.8	Option Agreement, dated as of January 11, 2008, by and between Loral Space & Communications Inc. and Telesat Canada(5)

Exhibit No.	Description
4.9	Grant Agreement, dated as of May 20, 2011, by and among Telesat Holdings Inc., Telesat Canada, Loral Space & Communications Inc, the Public Sector Pension Investment Board, 4440480 Canada Inc. and Daniel Goldberg(9)
4.10	Grant Agreement, dated as of May 31, 2011, by and among Telesat Holdings Inc., Telesat Canada, Loral Space & Communications Inc, the Public Sector Pension Investment Board, 4440480 Canada Inc. and Michael C. Schwartz(9)
4.11	Grant Agreement, dated as of May 31, 2011, by and among Telesat Holdings Inc., Telesat Canada, Loral Space & Communications Inc, the Public Sector Pension Investment Board, 4440480 Canada Inc. and Michel G. Cayouette(9)
4.12*	Form of Accession Agreement to the Unanimous Shareholders’ Agreement by and among Telesat Holdings Inc. and Daniel S. Goldberg, Michel G. Cayouette, Paul Bush and Michael Schwartz.
4.13	Credit Agreement, dated as of March 28, 2012, by and among Telesat Holdings Inc., Telesat Canada, Telesat LLC, the guarantors party thereto, JP Morgan Chase Bank, N.A., as administrative agent, and the other lenders party thereto(10)
4.14	Subordinated Promissory Note, dated March 28, 2012, issued by Telesat Canada in favor of Red Isle Private Investments Inc., an affiliate of the Public Sector Pension Investment Board(10)
4.15	Letter Agreement dated March 28, 2008 among Loral Space & Communications Inc., Loral Skynet Corporation, Public Sector Pension Investment Board, Red Isle Private Investment Inc. and Telesat Holdings Inc.(6)
4.16	Letter Agreement among Loral Space & Communications Inc., Loral Skynet Corporation, Public Sector Pension Investment Board, 4363205 Canada Inc. and 4363213 Canada Inc. dated December 14, 2006(1)
4.17	Share Purchase Agreement among 4363213 Canada Inc., BCE Inc. and Telesat Canada dated December 16, 2006(1)
4.18	Letter Agreement among Loral Space & Communications Inc., Public Sector Pension Investment Board and BCE Inc. dated December 16, 2006(1)
4.19	Asset Transfer Agreement, dated as of August 7, 2007 by and among 4363205 Canada Inc., Loral Skynet Corporation and Loral Space & Communications Inc.(2)
4.20	Amendment No. 1 to Asset Transfer Agreement, dated as of September 24, 2007, by and among 4363205 Canada Inc., Loral Skynet Corporation and Loral Space & Communications Inc.(3)
4.21	Asset Purchase Agreement, dated as of August 7, 2007, by and among Loral Skynet Corporation, Skynet Satellite Corporation and Loral Space & Communications Inc.(2)
4.22	Space Segment Assignment and Assumption Agreement, dated as of March 1, 2011, by and among Telesat IOM Limited and Loral Space & Communications Inc.(8)
4.23	Gateway Facilities Assignment and Assumption Agreement, dated as of March 1, 2011, by and among Telesat Canada, Loral Space & Communications Inc. and Loral Canadian Gateway Corporation(8)
4.24	Barrett Assignment Agreement, dated as of March 1, 2011, by and among Telesat IOM Limited and Loral Space & Communications Inc.(8)
4.25*	Guarantee Novation Agreement, dated as of August 3, 2012, by and among Loral Space & Communications Inc., MacDonald, Dettwiler and Associates Ltd. and Telesat Canada
7.1*	Computation of Earnings to Fixed Charges
8.1*	List of Subsidiaries
12.1*	Section 302 Certification of Chief Executive Officer
12.2*	Section 302 Certification of Chief Financial Officer
13.1*	Section 906 Certification of Chief Executive Officer
13.2*	Section 906 Certification of Chief Financial Officer
(1)	Incorporated by reference from the Current Report on Form 8-K of Loral Space & Communications Inc. filed on December 21, 2006.
(2)	Incorporated by reference from the Current Report on Form 8-K of Loral Space & Communications Inc. filed on August 9, 2007.

(3)	Incorporated by reference from the Current Report on Form 8-K of Loral Space & Communications Inc. filed on September 27, 2007.
(4)	Incorporated by reference from the Current Report on Form 8-K of Loral Space & Communications Inc. filed on November 2, 2007.
(5)	Incorporated by reference from the Current Report on Form 8-K of Loral Space & Communications Inc. filed on January 16, 2008.
(6)	Incorporated by reference from the Current Report on Form 8-K of Loral Space & Communications Inc. filed on March 31, 2008.
(7)	Incorporated by reference from the Form F-4 of Telesat Canada filed on June 5, 2009.
(8)	Incorporated by reference from the Annual Report on Form 20-F of Telesat Canada filed on March 3, 2011.
(9)	Incorporated by reference from the Current Report on Form 8-K of Loral Space & Communications Inc. filed on June 13, 2011.
(10)	Incorporated by reference from the Report of Foreign Issuer on Form 6-K of Telesat Canada filed on March 29, 2012.
(11)	Incorporated by reference from the Report of Foreign Issuer on Form 6-K of Telesat Canada filed on May 14, 2012.
*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Telesat Holdings Inc.

/s/ Daniel S. Goldberg

Name: Daniel S. Goldberg
Title: President and Chief Executive Officer

Date: February 21, 2013

Telesat Holdings Inc.

Index To Consolidated Financial Statements

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of Telesat Holdings Inc.

We have audited the accompanying consolidated financial statements of Telesat Holdings Inc. and subsidiaries (the “Company”), which comprise the consolidated balance sheets as at December 31, 2012 and December 31, 2011 and the consolidated statements of income, statements of comprehensive income, statements of changes in shareholders' equity and statements of cash flows for each of the years in the three-year period ended December 31, 2012, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Telesat Holdings Inc. and subsidiaries as at December 31, 2012 and December 31, 2011 and their financial performance and cash flows for each of the years in the three-year period ended December 31, 2012 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Deloitte LLP

Independent Registered Chartered Accountants
Licensed Public Accountants
February 19, 2013
Toronto, Canada

Telesat Holdings Inc.

Consolidated Statements of Income
For the year ended December 31

(in thousands of Canadian dollars)	Notes	2012	2011	2010
Revenue	5	$845,810	$808,361	$821,361
Operating expenses	6	(245,361)	(187,765)	(206,464)
		600,449	620,596	614,897
Depreciation	13	(208,685)	(198,626)	(202,183)
Amortization		(35,965)	(41,021)	(45,468)
Other operating gains, net	7	5,890	114,068	83,018
Operating income		361,689	495,017	450,264
Interest expense	8	(242,206)	(227,051)	(256,582)
Loss on financing	18, 20	(77,278)	—	—
Interest and other income		1,361	1,554	5,752
(Loss) gain on changes in fair value of financial instruments		(58,984)	98,585	(11,168)
Gain (loss) on foreign exchange		78,854	(78,844)	163,966
Income before tax		63,436	289,261	352,232
Tax expense	9	(36,334)	(51,986)	(66,131)
Net income		$27,102	$237,275	$286,101

See accompanying notes to the consolidated financial statements

Telesat Holdings Inc.

Consolidated Statements of Comprehensive Income
For the year ended December 31

(in thousands of Canadian dollars)	2012	2011	2010
Net income	$27,102	$237,275	$286,101
Other comprehensive income (loss)
Foreign currency translation adjustments, net of tax ($nil – 2012, 2011, 2010)	(1,509)	(3,541)	(1,692)
Actuarial gains (losses) on defined benefit plans, net of tax (2012 – $(376), 2011 – $10,486, 2010 – $3,357)	1,587	(31,077)	(9,450)
Other comprehensive income (loss)	78	(34,618)	(11,142)
Total comprehensive income	$27,180	$202,657	$274,959

See accompanying notes to the consolidated financial statements

Telesat Holdings Inc.

Consolidated Statements of Changes in Shareholders' Equity

(in thousands of Canadian dollars)	Notes	Common shares	Preferred shares	Total share capital	Accumulated earnings (deficit)	Equity- settled employee benefits reserve	Foreign currency translation reserve	Total reserves	Total shareholders' equity
Balance at January 1, 2010		$756,414	$541,764	$1,298,178	$(112,817)	$19,906	$—	$19,906	$1,205,267
Net income for the year		—	—	—	286,101	—	—	—	286,101
Dividends declared on preferred shares		—	—	—	(30)	—	—	—	(30)
Other comprehensive loss, net of tax recovery of $3,357		—	—	—	(9,450)	—	(1,692)	(1,692)	(11,142)
Share based payments	24	—	—	—	—	4,667	—	4,667	4,667
Balance at December 31, 2010		$756,414	$541,764	$1,298,178	$163,804	$24,573	$(1,692)	$22,881	$1,484,863
Balance at January 1, 2011		$756,414	$541,764	$1,298,178	$163,804	$24,573	$(1,692)	$22,881	$1,484,863
Net income for the year		—	—	—	237,275	—	—	—	237,275
Dividends declared on preferred shares		—	—	—	(10)	—	—	—	(10)
Other comprehensive loss, net of tax recovery of $10,486		—	—	—	(31,077)	—	(3,541)	(3,541)	(34,618)
Share based payments	24	—	—	—	—	2,654	—	2,654	2,654
Balance at December 31, 2011		$756,414	$541,764	$1,298,178	$369,992	$27,227	$(5,233)	$21,994	$1,690,164
Balance at January 1, 2012		$756,414	$541,764	$1,298,178	$369,992	$27,227	$(5,233)	$21,994	$1,690,164
Net income for the year		—	—	—	27,102	—	—	—	27,102
Issuance of share capital	21	—	14,762	14,762	—	—	—	—	14,762
Return of capital	21	(415,812)	(240,734)	(656,546)	—	—	—	—	(656,546)
Other comprehensive income (loss), net of tax expense of $376		—	—	—	1,587	—	(1,509)	(1,509)	78
Share based payments		—	—	—	(25,639)	(23,189)	—	(23,189)	(48,828)
Balance at December 31, 2012		$340,602	$315,792	$656,394	$373,042	$4,038	$(6,742)	$(2,704)	$1,026,732

See accompanying notes to the consolidated financial statements

Telesat Holdings Inc.

Consolidated Balance Sheets

(in thousands of Canadian dollars)	Notes	December 31, 2012	December 31, 2011
Assets
Cash and cash equivalents	26	$180,961	$277,962
Trade and other receivables	10	63,762	46,789
Other current financial assets		6,799	7,010
Prepaid expenses and other current assets	11	22,946	22,126
Total current assets		274,468	353,887
Satellites, property and other equipment	5,13	2,090,754	2,151,915
Other long-term financial assets	5	131,535	142,408
Other long-term assets	5,12	4,692	5,536
Intangible assets	5,14	858,697	896,078
Goodwill	15	2,446,603	2,446,603
Total assets		$5,806,749	$5,996,427
Liabilities
Trade and other payables		$35,709	$45,156
Other current financial liabilities		90,591	82,988
Other current liabilities	16	77,930	67,877
Current indebtedness	18	31,953	86,495
Total current liabilities		236,183	282,516
Long-term indebtedness	18	3,374,977	2,748,131
Deferred tax liabilities	9	485,163	451,896
Other long-term financial liabilities		281,462	259,783
Other long-term liabilities	17	402,232	422,502
Senior preferred shares	19	—	141,435
Total liabilities		4,780,017	4,306,263
Shareholders' Equity
Share capital	21	656,394	1,298,178
Accumulated earnings		373,042	369,992
Reserves		(2,704)	21,994
Total shareholders' equity		1,026,732	1,690,164
Total liabilities and shareholders' equity		$5,806,749	$5,996,427

See accompanying notes to the consolidated financial statements

Telesat Holdings Inc.

Consolidated Statements of Cash Flows
For the year ended December 31

(in thousands of Canadian dollars)	Notes	2012	2011	2010
Cash flows from operating activities
Net income		$27,102	$237,275	$286,101
Adjustments to reconcile net income to cash flows from operating activities:
Amortization and depreciation		244,650	239,647	247,651
Deferred tax expense	9	37,899	51,854	63,852
Unrealized foreign exchange (gain) loss		(83,371)	67,706	(170,016)
Loss (gain) on derivatives		58,984	(87,914)	13,955
Dividends on senior preferred shares		—	1,650	2,075
Share-based compensation	24	1,202	2,654	4,667
Loss (gain) on disposal of assets	7	778	1,483	(3,826)
Impairment loss on intangible assets	7	—	19,468	—
Reversal of impairment loss on satellites, property and other equipment	7	—	—	(7,923)
Reversal of impairment loss on intangible assets	7	(1,194)	—	(71,269)
Insurance proceeds	7	—	(135,019)	—
Loss on financing	18, 20	77,278	—	—
Other		(48,862)	(30,801)	(24,930)
Customer prepayments on future satellite services		40,345	57,768	30,982
Insurance proceeds		314	11,228	—
Repurchase of stock options and exercise of stock appreciation rights		(35,266)	—	—
Operating assets and liabilities	26	(26,507)	(13,113)	(29,815)
Net cash from operating activities		$293,352	$423,886	$341,504
Cash flows from investing activities
Satellite programs		$(162,549)	$(356,199)	$(257,725)
Purchase of other property and equipment		(7,611)	(17,566)	(3,966)
Purchase of intangible assets	14	(166)	(12,618)	—
Insurance proceeds	7	—	135,019	—
Proceeds from sale of assets		72	148	26,926
Net cash used in investing activities		$(170,254)	$(251,216)	$(234,765)
Cash flows from financing activities
Proceeds from indebtedness		$3,306,865	$—	$—
Proceeds from issue of promissory note	20	145,466	—	—
Repayment of promissory note	20	(145,466)	—	—
Repayment of Loral Notes		(20,821)	—	—
Repayment of indebtedness		(2,611,220)	(108,741)	(34,946)
Repayment of senior preferred shares	19	(141,435)	—	—
Payment of premium on early retirement of indebtedness		(39,444)	—	—
Payment of debt issue costs		(52,030)	—	—
Return of capital to shareholders	21	(656,546)	—	—
Dividends paid on preferred shares		—	(10)	(30)
Satellite performance incentive payments		(4,582)	(5,928)	(5,099)
Net cash used in financing activities		$(219,213)	$(114,679)	$(40,075)
Effect of changes in exchange rates on cash and cash equivalents		$(886)	$(324)	$(558)
(Decrease) increase in cash and cash equivalents		$(97,001)	$57,667	$66,106
Cash and cash equivalents, beginning of year		277,962	220,295	154,189
Cash and cash equivalents, end of year	26	$180,961	$277,962	$220,295
Supplemental disclosure of cash flow information
Interest received		$1,127	$2,121	$2,404
Interest paid		$256,985	$242,905	$279,053
Income taxes paid		$3,764	$2,329	$3,391

See accompanying notes to the consolidated financial statements

Telesat Holdings Inc.

Notes to the 2012 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

1. BACKGROUND OF THE COMPANY

Telesat Holdings Inc. (the “Company” or “Telesat”) is a Canadian corporation. Telesat is a global fixed satellite services operator providing secure satellite-delivered communications solutions worldwide to broadcast, telecom, corporate and government customers. The Company has a fleet of 13 satellites plus the Canadian Ka-band payload on ViaSat-1 with one more satellite awaiting launch. Telesat also manages the operations of additional satellites for third parties. Telesat is headquartered in Ottawa at 1601 Telesat Court, Ontario, Canada, K1B 5P4, with offices and facilities around the world.

On October 31, 2007, Canada’s Public Sector Pension Investment Board (“PSP Investments”) and Loral Space & Communications Inc. (“Loral”), through a newly formed entity called Telesat Holdings Inc. completed the acquisition of Telesat Canada from BCE Inc. As at December 31, 2012, Loral and PSP Investments indirectly hold an economic interest in Telesat of 62.8% and 35.3%, with the remaining interest held by private individuals. Loral indirectly holds a voting interest of 33 1/3% on all matters including the election of directors. PSP Investments indirectly holds a voting interest of 66 2/3% on all matters except for the election of directors, and a 30% voting interest for the election of directors. The remaining voting interest of 36 2/3% for the election of directors is held by shareholders of the Company’s director voting preferred shares.

2. BASIS OF PRESENTATION

Statement of Compliance

The consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The accounting policies described in note 3 were consistently applied to all the periods presented.

Approval of Financial Statements

These financial statements were approved by the Audit Committee of the Board of Directors and authorized for issue on February 19, 2013.

Basis of Consolidation

These consolidated financial statements include the results of the Company and subsidiaries controlled by the Company. Control is achieved when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The most significant wholly-owned subsidiaries are listed in note 28.

3. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments which are measured at fair values, as explained in the accounting policies below. Historical cost is based on the fair value of the consideration given or received in exchange for assets or liabilities.

Segment Reporting

The Company’s operating segments are organized around the group’s service lines, which represent the group’s business activities. The operating segments are reported in a manner consistent with the internal reporting provided to the Company’s Chief Operating Decision Maker (the “CODM”), who is the Company’s Chief Executive Officer. To be reported, a segment is usually based on quantitative thresholds but can also encompass qualitative factors management deems significant. The Company operates in a single industry segment, in which it provides satellite-based services to its broadcast, enterprise and consulting customers around the world.

Telesat Holdings Inc.

Notes to the 2012 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

3. SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Foreign Currency Translation

Unless otherwise specified, all figures reported in the consolidated financial statements and associated note disclosures are presented in Canadian dollars, which is the functional and presentation currency of the Company. Each of the subsidiaries of the Company determines its own functional currency and uses that currency to measure items on its separate financial statements.

Upon consolidation of the Company’s foreign operations having a functional currency other than the Canadian dollar, assets and liabilities are translated at the year end exchange rate, and revenue and expenses are translated at average exchange rates for the year. Gains or losses on translation of foreign subsidiaries are recognized in other comprehensive income (“OCI”).

On the financial statements of the Company and its subsidiaries, foreign currency non-monetary assets and liabilities are translated at their historical exchange rates, foreign currency monetary assets and liabilities are translated at the year end exchange rates, and foreign denominated revenue and expenses are translated at average exchange rates for the year. Gains or losses on translation of these items are recognized as a component of net income.

Cash and Cash Equivalents

All highly liquid investments with an original maturity of three months or less are classified as cash and cash equivalents. Cash and cash equivalents are comprised of cash on hand, demand deposits and short-term investments. Restricted cash expected to be used within the next twelve months has been classified as cash and cash equivalents.

Revenue Recognition

Telesat recognizes revenue from satellite services when earned, as services are rendered or delivered to customers. Revenue is measured at the fair value of the consideration received or receivable. There must be clear evidence that an arrangement exists, the amount of revenue must be known or determinable and collectability must be reasonably assured.

Revenue from a contract to sell consulting services is recognized as follows:

•	Consulting revenue for “cost plus” contracts are recognized after the work has been completed and accepted by the customer.
•	The percentage of completion method is used for “fixed price” consulting revenue contracts. Percentage of completion is measured by comparing actual cost incurred to total cost expected.

Equipment sales revenue is recognized when the equipment is delivered to and accepted by the customer. Only equipment sales are subject to warranty or return and there is no general right of return. Historically Telesat has not incurred significant expense for warranties and consequently no provision for warranties are recorded.

When a transaction involves more than one product or service, revenue is allocated to each deliverable based on its relative fair value; otherwise, revenue is recognized as products are delivered or as services are provided over the term of the customer contract. Transactions are evaluated to determine whether Telesat is the principal and if the transactions should be recorded on a gross or net basis.

Deferred Revenue

Deferred revenue represents the Company’s liability for the provision of future services and is classified on the balance sheet in other current liabilities and other long-term liabilities. Deferred revenue consists of remuneration received in advance of the provision of service and is recognized in income on a straight-line basis over the term of the related customer contract.

Telesat Holdings Inc.

Notes to the 2012 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

3. SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Borrowing Costs

Borrowing costs are incurred on the Company’s debt financing. Borrowing costs directly attributable to the acquisition, production or construction of a qualifying asset are added to the cost of that asset. The Company has defined a qualifying asset as an asset that takes longer than twelve months to get ready for its intended use or sale. Capitalization of borrowing costs continues until such time as the asset is substantially ready for its intended use or ready for sale. Borrowing costs are determined based on specific financing related to the asset or in the absence of specific financing, the borrowing costs are calculated on the basis of a capitalization rate which is equal to the Company’s weighted average cost of debt. All other borrowing costs are expensed in the period in which they are incurred.

Satellites, Property and Other Equipment

Satellites, property and other equipment, which are carried at cost, less accumulated depreciation and any accumulated impairment losses, include the contractual cost of equipment, capitalized engineering costs, and with respect to satellites, the cost of launch services, launch insurance and capitalized borrowing costs during construction.

Depreciation is calculated using the straight-line method over the respective estimated useful lives of the assets.

Below are the estimated useful lives in years of satellites, property and other equipment as of December 31, 2012.

Years
Satellites	12 to 15
Property and other equipment	2 to 30

Construction in progress is not depreciated as depreciation only starts when the asset is ready for its intended use. For satellites, depreciation commences on the day the satellite becomes available for service and continues until the accumulated depreciation equals the amount of the cost or until the satellite is retired.

The investment in each satellite will be removed from the property accounts when the satellite has been fully depreciated and is no longer in service. When other property is retired from operations at the end of its useful life, the amount of the asset and accumulated depreciation are removed from the accounts. Earnings are credited with the amount of any net salvage value and charged with any net cost of removal. When an item is sold prior to the end of its useful life, the gain or loss is recognized in income immediately.

In the event of an unsuccessful launch or total in-orbit satellite failure, all unamortized costs that are not recoverable under launch or in-orbit insurance are recorded as an operating expense.

Liabilities related to decommissioning and restoration of retiring property and equipment are measured at fair value with a corresponding increase to the carrying amount of the related asset. The liability is accreted over the period of expected cash flows with a corresponding charge to interest expense. The liabilities recorded to date have not been significant and are reassessed at the end of each reporting period. There are no decommissioning or restoration obligations for satellites.

Deferred Satellite Performance Incentive Payments

Deferred satellite performance incentive payments are obligations payable to satellite manufacturers over the lives of certain satellites. The present value of the payments are capitalized as part of the cost of the satellite and recognized in income as part of the depreciation of the satellite.

Telesat Holdings Inc.

Notes to the 2012 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

3. SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Impairment of Long-Lived Assets

Tangible fixed assets and finite life intangible assets are assessed for impairment on an annual basis or more frequently when events or changes in circumstances indicate that the carrying value of assets exceeds the recoverable amount.

An impairment test consists of assessing the recoverable amount of an asset, which is the higher of its fair value less cost to sell and its value in use. If it is not practicable to estimate the recoverable amount for a particular asset, the Company determines the recoverable amount of the cash generating unit (“CGU”) with which it is associated. A cash generating unit is the smallest identifiable group of assets that generates cash inflows which are largely independent of the cash inflows from other assets or groups of assets.

The Company estimates value in use on the basis of the estimated future cash flows to be generated by an asset or CGU. These future cash flows are based on the Company’s latest business plan information approved by senior management and are discounted using rates that best reflect the time value of money and the specific risks associated with the underlying asset or assets in the CGU.

The fair value less cost to sell is the amount obtainable from the sale of the asset or CGU in the course of an arm’s length transaction between interested, knowledgeable and willing parties, less selling costs.

An impairment loss is the amount by which the carrying amount of an asset or CGU exceeds its recoverable amount. When an impairment loss subsequently reverses, the carrying amount of the asset (or a CGU) is increased to the revised estimate of its recoverable amount, so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or CGU) in prior years. Impairment losses and reversals of impairment losses are recognized in other operating gains.

Goodwill and Intangible Assets

The Company accounts for business combinations using the acquisition method of accounting, which establishes specific criteria for the recognition of intangible assets separately from goodwill. Goodwill represents the excess between the total of the consideration transferred over the fair value of net assets acquired. After initial recognition at cost, goodwill is measured at cost less any cumulative impairment charge.

The Company distinguishes intangible assets between assets with finite and indefinite useful lives. Intangible assets with indefinite useful lives are comprised of the Company’s trade name and orbital slots. Finite life intangible assets, which are carried at cost less accumulated amortization, consist of revenue backlog, customer relationships, customer contract, concession rights, transponder rights and patents. Intangible assets with finite lives are amortized over their estimated useful lives using the straight-line method of amortization, except for revenue backlog which is based on the expected period of recognition of the related revenue.

Below are the estimated useful lives in years of the finite life intangible assets as of December 31, 2012.

Years
Revenue backlog	4 to 17
Customer relationships	11 to 21
Customer contract	15
Concession rights	8 to 15
Transponder rights	5 to 14
Patents	18

Telesat Holdings Inc.

Notes to the 2012 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

3. SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Impairment of Goodwill and Indefinite Life Intangible Assets

An assessment for impairment of goodwill and indefinite life intangible assets are performed annually, or more frequently whenever events or changes in circumstances indicate that the carrying amount of these assets are likely to exceed their recoverable amount. Goodwill is tested for impairment at the entity level as this represents the lowest level within the Company at which the goodwill is monitored for internal management purposes, and is not larger than an operating segment. Indefinite life intangibles have not been allocated to any CGU and are tested for impairment at the asset level.

An impairment test consists of assessing the recoverable amount of an asset, which is the higher of its fair value less cost to sell and its value in use.

Orbital Slots

In performing the orbital slot impairment analysis, the Company determines, for each orbital slot, its fair value less costs to sell, known as the market approach, and its value in use, known as the build-up approach, on an annual basis. The higher of these two amounts is determined to be the recoverable amount. To the extent that the recoverable amount is less than the carrying value of the asset, an impairment exists and the asset is written down to its recoverable amount.

Fair value less costs to sell is the amount obtainable from the sale of an asset in an arm’s length transaction between knowledgeable and willing parties after deducting the costs of disposal. In order to determine this amount, the Company estimates what an independent third party would pay to purchase the orbital slot by looking to actual market transactions for similar assets.

The value in use amount is the present value of the future cash flows expected to be derived from the asset. The determination of this amount includes projections of cash inflows from the continuing use of the asset and cash outflows that are required to generate the associated cash inflows. These cash inflows are discounted at an appropriate weighted average cost of capital.

The key assumptions used in estimating the recoverable amounts of the orbital slots include:

i)	the market penetration leading to revenue growth;
ii)	the profit margin;
iii)	the duration and profile of the build-up period;
iv)	the estimated start-up costs and losses incurred during the build-up period; and
v)	the weighted average cost of capital.

Goodwill

In performing the goodwill impairment analysis, the Company assesses the recoverable amount of the asset using the build-up approach as well as the market approach in the determination of the fair value of goodwill at the entity level.

Under the build-up approach, the sum of the projected discounted cash flows for the next five years in addition to a terminal value are used to determine the fair value at the entity level. In this model, significant assumptions used include: revenue, expenses, capital expenditures, working capital, terminal growth rate and discount rate.

Under the market approach, the fair value at the entity level is determined based on market multiples derived from comparable public companies. As part of that analysis, assumptions are made regarding comparability of selected companies including revenue, earnings before interest, taxes, depreciation and amortization multiples for valuation purposes, growth rates, size and overall profitability.

Telesat Holdings Inc.

Notes to the 2012 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

3. SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Under both approaches, all assumptions used in the model are based on management’s best estimates. The discount rates are consistent with external sources of information.

Trade Name

For the purposes of impairment testing, the fair value of the trade name was determined using an income approach, specifically the relief from royalties method.

The relief from royalties method is comprised of two major steps:

i)	a determination of the hypothetical royalty rate; and
ii)	the subsequent application of the royalty rate to projected revenue.

In determining the hypothetical royalty rate in the relief from royalties method, the Company considered comparable license agreements, operating earnings benchmark rule of thumb, an excess earnings analysis to determine aggregate intangible asset earnings, and other qualitative factors. The key assumptions used include the tax and discount rates.

Financial Instruments

Telesat uses derivative financial instruments to manage its exposure to foreign exchange rate risk associated with debt denominated in foreign currencies, as well as to reduce its exposure to interest rate risk associated with debt. Currently, Telesat does not designate any of its derivative financial instruments as hedging instruments for accounting purposes. All realized and unrealized gains and losses on these derivative financial instruments are recorded in the consolidated statement of income and included as part of (loss) gain on changes in fair value of financial instruments.

Financial assets and financial liabilities that are classified as held-for-trading (“HFT”) are measured at fair value. The unrealized gains and losses relating to the HFT assets and liabilities are recorded in the consolidated statement of income included in (loss) gain on changes in fair value of financial instruments. Loans and receivables and other liabilities are recorded at amortized cost in accordance with the effective interest rate method.

Derivatives, including embedded derivatives that must be separately accounted for, are recorded at fair value on the consolidated balance sheet at inception and marked to market at each reporting period thereafter. Derivatives embedded in other financial instruments are treated as separate derivatives when their risk and characteristics are not closely related to those of the host contract and the host contract is measured separately according to its characteristics. The Company accounts for embedded foreign currency derivatives and the related host contract as a single instrument where the contract requires payments denominated in the currency that is commonly used in contracts to procure non-financial items in the economic environment in which Telesat transacts.

Transaction costs for financial instruments classified as HFT are expensed as incurred. Transaction costs that are directly attributable to the acquisition of the financial assets and financial liabilities (other than HFT) are added or deducted from the fair value of the financial asset and financial liability on initial recognition.

Financing Costs

The debt issuance costs related to the Revolving Credit Facility and the Canadian Term Loan Facility are accounted for as short-term and long-term deferred charges and included in prepaid expenses and other current assets and other long-term assets. The deferred charges are amortized to interest expense on a straight-line basis. All other debt issuance costs are amortized to interest expense using the effective interest method.

Employee Benefit Plans

Telesat maintains one contributory and three non-contributory defined benefit pension plans which provide benefits based on length of service and rate of pay. Telesat is responsible for adequately funding these

Telesat Holdings Inc.

Notes to the 2012 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

3. SIGNIFICANT ACCOUNTING POLICIES  – (continued)

defined benefit pension plans. Contributions are made based on actuarial cost methods that are permitted by pension regulatory bodies and reflect assumptions about future investment returns, salary projections and future service benefits. Telesat also provides other post-employment and retirement benefits, including health care and life insurance benefits on retirement and various disability plans, workers compensation and medical benefits to former or inactive employees, their beneficiaries and covered dependents, after employment but before retirement, under certain circumstances.

The Company accrues the present value of its obligations under employee benefit plans and the related costs, adjusted for any unrecognized past service cost and reduced by the fair value of plan assets. Any asset resulting from this calculation is limited to any unrecognized past service cost plus the present value of available refunds and reductions in future contributions to the plan. Pension costs and other retirement benefits are determined using the projected benefit method prorated on service and management’s best estimate of expected investment performance, salary escalation, retirement ages of employees and expected health care costs.

Pension plan assets are valued at fair value which is also the basis used for calculating the expected rate of return on plan assets. The discount rate is based on the market interest rate of high quality bonds and is consistent with guidance described by the Canadian Institute of Actuaries in an Educational note dated September 2011. Past service costs arising from plan amendments are recognized immediately to the extent that the benefits are already vested, and otherwise are amortized on a straight-line basis over the average remaining vesting period. All actuarial gains and losses are recognized immediately in other comprehensive income in the period in which they occur and recognized in accumulated earnings. A valuation is performed at least every three years to determine the present value of the accrued pension and other retirement benefits.

The pension expense for 2012 was determined based on membership data as at December 31, 2010. The accrued benefit obligation as at December 31, 2012 was determined based on the membership data as at December 31, 2011, extrapolated one year, and based on December 31, 2012 assumptions. For post-retirement benefits, the expense for 2012 was based on membership data as at December 31, 2009. The accrued benefit obligation as at December 31, 2012 was determined based on membership data as at September 30, 2012, extrapolated three months, and based on December 31, 2012 assumptions. The most recent valuation of the pension plans for funding purposes was as of January 1, 2012. The next required valuation for the employee pension plan is as of January 1, 2013 while the pension plan for designated employees is due as of January 1, 2015. Valuations will be performed for both pension plans as of January 1, 2013.

In addition, Telesat provides certain health care and life insurance benefits for retired employees. These benefits are funded primarily on a pay-as-go basis, with the retiree generally paying a portion of the cost through contributions, deductibles and co-insurance provisions. Payments to defined contribution retirement benefit plans are recognized as an expense when employees have rendered service entitling them to the contributions.

Share-Based Compensation Plan

The Company offers an equity-settled share-based incentive plan for certain key employees under which it receives services from employees in exchange for equity instruments of the Company. The expense is based on fair value of the awards granted using the Black-Scholes option pricing model. The expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are satisfied, with a corresponding increase in equity. For awards with graded vesting, the fair value of each tranche is recognized over the respective vesting period.

Telesat Holdings Inc.

Notes to the 2012 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

3. SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Inventory

Inventories are valued at the lower of cost and net realizable value and consist of finished goods and work in process. Cost for substantially all network equipment inventories are determined on a weighted average cost basis. Cost for work in process and certain one-of-a-kind finished goods are determined using the specific identification method.

Income Taxes

Income tax expense, comprised of current and deferred income tax, is recognized in income except to the extent it relates to items recognized in other comprehensive income or equity, in which case the income tax expense is recognized in other comprehensive income or equity, respectively.

Current income tax is measured at the amount expected to be paid to the taxation authorities, net of recoveries, based on the tax rates and laws enacted or substantively enacted at the balance sheet date.

Deferred taxes are the result of temporary differences arising between the tax bases of assets and liabilities and their carrying amount. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period where the asset is realized or the liability is settled, based on tax rates and laws that have been enacted or substantively enacted at the balance sheet date. Deferred tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that the deferred tax assets will be realized. Unrecognized deferred tax assets are reassessed at each balance sheet date and recognized to the extent that it has become probable that future taxable profit will allow the deferred tax assets to be recovered.

Deferred tax liabilities are recognized for all taxable temporary differences except when the deferred tax liability arises from the initial recognition of goodwill or the initial recognition of an asset or liability in a transaction which is not a business combination. For taxable temporary differences associated with investments in subsidiaries, a deferred tax liability is recognized unless the parent can control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Future Changes in Accounting Policies

The IASB recently issued a number of new accounting standards. The new standards determined to be applicable to the Company are disclosed below. The remaining standards have been excluded as they are not applicable or not material.

Financial instruments

IFRS 9, Financial Instruments (“IFRS 9”) was issued by the International Accounting Standards Board (“IASB”) on October 28, 2010, and will replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Two measurement categories continue to exist to account for financial liabilities in IFRS 9, fair value through profit or loss (“FVTPL”) and amortized cost. Financial liabilities held-for-trading are measured at FVTPL, and all other financial liabilities are measured at amortized cost unless the fair value option is applied. The treatment of embedded derivatives under the new standard is consistent with IAS 39 and is applied to financial liabilities and non-derivative hosts not within the scope of this standard. IFRS 9 is effective for annual periods beginning on or after January 1, 2015. The Company is currently evaluating the impact of IFRS 9 on its consolidated financial statements.

Telesat Holdings Inc.

Notes to the 2012 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

3. SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Presentation of financial statements

On June 16, 2011, the IASB issued the amended version of IAS 1, Presentation of Financial Statements (“IAS 1”). The amendments to IAS 1 retain the “one or two statement” approach at the option of the entity and revise how the components of other comprehensive income are presented. The revised standard is effective for annual periods beginning on or after July 1, 2012. The Company is currently evaluating the impact of revised IAS 1 on its consolidated financial statements.

Accounting for post employment benefits

On June 16, 2011, the IASB issued the amended version of IAS 19, Employee Benefits (“IAS 19R”). The amendments make changes in eliminating the accounting option to defer the recognition of actuarial gains and losses, streamlining the presentation of changes in assets and liabilities arising from defined benefit plans as well as amendments to disclosure requirements. Changes in the defined benefit obligation and plan assets are disaggregated into three components: service costs, net interest on the net defined benefit obligation (asset) and remeasurements of the net defined benefit obligation (asset). The revised standard is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. The Company is currently evaluating the impact of IAS 19R on its consolidated financial statements.

Fair value measurement and disclosure requirements

IASB issued IFRS 13, Fair value measurement (“IFRS 13”) on May 12, 2011. IFRS 13 provides guidance on how fair value measurement should be applied whenever its use is already required or permitted by other standards within IFRS. IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. The Company is currently evaluating the impact of revised IFRS 13 on its consolidated financial statements.

4. CRITICAL ACCOUNTING JUDGMENTS AND ESTIMATES

Critical judgments in applying accounting policies

The following are the critical judgments made in applying the Company’s accounting policies which have the most significant effect on the amounts reported in the financial statements:

Revenue recognition

The Company’s accounting policy relating to revenue recognition is described in note 3. The percentage of completion method is used for fixed price consulting revenue contracts and requires judgment by management to accurately estimate costs incurred and accurately estimate costs required to complete contracts.

Uncertain income tax positions

The Company operates in numerous jurisdictions and is subject to country-specific tax laws. Management uses significant judgment when determining the worldwide provision for tax and estimates provisions for uncertain tax positions as the amounts expected to be paid based on a qualitative assessment of all relevant factors. In the assessment, management considers risk with respect to tax matters under active discussion, audit, dispute or appeal with tax authorities, or which are otherwise considered to involve uncertainty. Management reviews the provisions at each balance sheet date.

Determining whether an arrangement contains a lease

Management uses significant judgment in assessing whether each new arrangement contains a lease based on IFRIC 4. The determination of whether an arrangement is, or contains a lease, is based on the substance of the arrangement at inception date or whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset. If contracts contain a lease arrangement, the leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Telesat Holdings Inc.

Notes to the 2012 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

4. CRITICAL ACCOUNTING JUDGMENTS AND ESTIMATES  – (continued)

Critical accounting estimates and assumptions

The Company makes accounting estimates and assumptions that affect the carrying value of assets and liabilities, reported net income and disclosure of contingent assets and liabilities. Estimates and assumptions are based on historical experience, current events and other relevant factors, therefore, actual results may differ and could be material. The accounting estimates and assumptions critical to the determination of the amounts reported in the financial statements are as follows:

Derivative financial instruments measured at fair value

Derivative financial assets and liabilities measured at fair value were $109.3 million and $282.9 million, respectively, at December 31, 2012 (December 31, 2011 — $134.4 million and $213.5 million, respectively). Quoted market values are unavailable for the Company’s financial instruments and in the absence of an active market, the Company determines fair value for financial instruments based on prevailing market rates (bid and ask prices, as appropriate) for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market-based inputs. The determination of fair value is affected significantly by the assumptions used for the amount and timing of estimated future cash flows and discount rates. As a result, the fair value of financial assets and liabilities and the amount of gains or losses on changes in fair value recorded to net income could vary.

Impairment of goodwill

Goodwill represents $2,446.6 million of total assets at December 31, 2012 and December 31, 2011. Determining whether goodwill is impaired requires an estimation of the Company’s value. The Company’s value requires management to estimate the future cash flows expected to arise from operations and to make assumptions regarding economic factors, tax rates, and annual growth rates. Actual operating results and the related cash flows of the Company could differ from the estimates used for the impairment analysis.

Impairment of intangible assets

Intangible assets represent $858.7 million of total assets at December 31, 2012 (December 31, 2011 —  $896.1 million). Impairment of intangible assets is tested annually or more frequently if indicators of impairment exist. The impairment analysis requires the Company to estimate the future cash flows expected to arise from operations and to make assumptions regarding economic factors, discount rates, tax rates, and annual growth rates. Actual operating results and the related cash flows of the Company could differ from the estimates used for the impairment analysis.

Where an impairment loss subsequently reverses, the carrying amount of the CGU or individual asset is increased to the revised estimate of its recoverable amount, so long as the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the CGU or individual asset in prior years.

The reversal of an impairment requires management to re-assess several indicators that led to the impairment. It requires the valuation of the recoverable amount by estimating the future cash flows expected to arise from the CGU or individual asset and the determination of a suitable discount rate in order to calculate its present value. Significant judgments are made in establishing these assumptions.

Employee benefits

The cost of defined benefit pension plans and other post employment medical benefits and the present value of the pension obligation are determined using actuarial valuations. An actuarial valuation involves making various assumptions which may differ from actual developments in the future. These include the determination of the discount rate, future salary increases, mortality rates, future pension increases and return

Telesat Holdings Inc.

Notes to the 2012 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

4. CRITICAL ACCOUNTING JUDGMENTS AND ESTIMATES  – (continued)

on plan assets. Due to the complexity of the valuation, the underlying assumptions, and its long-term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed annually.

Determination of useful life of satellites and finite life intangible assets

The estimated useful life and depreciation method for satellites and finite life intangible assets are reviewed annually, with the effect of any changes in estimate being accounted for on a prospective basis. Any change in these estimates may have a significant impact on the amounts reported.

Income taxes

Management assesses the recoverability of deferred tax assets based upon an estimation of the Company’s projected taxable income using existing tax laws, and its ability to utilize future tax deductions before they expire. Actual results could differ from expectations.

5. SEGMENT INFORMATION

Telesat operates in a single industry segment, in which it provides satellite-based services to its broadcast, enterprise and consulting customers around the world.

The Company derives revenue from the following services:

•	Broadcast — distribution or collection of video and audio signals in the North American and International markets which include delivery of television programming, occasional use services, bundled, value added services such as digital encoding, satellite capacity, uplinking and downlinking services and radio services.
•	Enterprise — provision of satellite capacity and ground network services for voice, data, image transmission and internet services around the world.
•	Consulting and other — all consulting services related to space and earth segments, government studies, satellite control services and research and development.

Revenue derived from the above service lines were as follows:

Year ended December 31	2012	2011	2010
Broadcast	$439,410	$436,676	$454,216
Enterprise	380,496	341,884	334,983
Consulting and Other	25,904	29,801	32,162
Total revenue	$845,810	$808,361	$821,361

Geographic Information

Revenue by geographic region was based on the point of origin of the revenue (destination of the billing invoice), allocated as follows:

Year ended December 31	2012	2011	2010
Canada	$417,383	$411,185	$419,032
United States	268,434	247,924	261,136
Europe, Middle East & Africa	74,952	75,887	77,031
Asia & Australia	17,297	19,254	16,268
Latin America & Caribbean	67,744	54,111	47,894
Total revenue	$845,810	$808,361	$821,361

Telesat Holdings Inc.

Notes to the 2012 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

5. SEGMENT INFORMATION  – (continued)

Telesat’s satellites are in geosynchronous orbit. For disclosure purposes, the satellites have been classified based on ownership. Satellites, property and other equipment and intangible assets by geographic region are allocated as follows:

As at December 31	2012	2011
Canada	$1,796,850	$1,809,152
United States	236,605	276,211
All others	57,299	66,552
Total satellites, property and other equipment	$2,090,754	$2,151,915

As at December 31	2012	2011
Canada	$813,976	$848,898
United States	31,736	33,257
All others	12,985	13,923
Total intangible assets	$858,697	$896,078

Other long-term financial assets and other long-term assets by geographic region are allocated as follows:

As at December 31	2012	2011
Canada	$125,136	$141,084
All others	6,399	1,324
Total other long-term financial assets	$131,535	$142,408

As at December 31	2012	2011
Canada	$4,184	$3,386
United States	508	2,150
Total other long-term assets	$4,692	$5,536

Goodwill was not allocated to geographic regions in any of the years.

Major Customers

For the year ended December 31, 2012, there were two significant customers each representing more than 10% of consolidated revenue (December 31, 2011 — two customers, December 31, 2010 — two customers).

6. OPERATING EXPENSES

The Company’s operating expenses are comprised of the following:

Year ended December 31	2012	2011	2010
Compensation and employee benefits(a)	$115,896	$61,755	$66,438
Other operating expenses(b)	47,555	48,110	52,341
Cost of sales(c)	81,910	77,900	87,685
Operating expenses	$245,361	$187,765	$206,464
(a)	Compensation and employee benefits include salaries, bonuses, commissions, post-employment benefits and charges arising from the award of stock options. The expense for the year ended December 31, 2012, includes $52.5 million of compensation and benefit expense related to payments to executives and certain employees of Telesat in conjunction with the special cash distribution paid to the Company’s shareholders (see note 29) and the cost of benefits associated with the repurchase for cash consideration of stock options and the exercise of share appreciation rights in respect to their stock options by certain executives.

Telesat Holdings Inc.

Notes to the 2012 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

6. OPERATING EXPENSES  – (continued)

(b)	Other operating expenses include general and administrative expenses, marketing expenses, in-orbit insurance expense, professional fees and facility costs.
(c)	Cost of sales includes the rental of third-party capacity, the cost of equipment sales and costs directly attributable to the facilitation of customer contracts.

7. OTHER OPERATING GAINS, NET

Year ended December 31	2012	2011	2010
Insurance proceeds(a)	$—	$135,019	$—
Impairment reversal (loss) on intangible assets (note 14)	1,194	(19,468)	71,269
Impairment reversal on satellites, property and other equipment(b)	—	—	7,923
Gain on forgiveness of satellite performance incentive payments	5,474	—	—
(Loss) gain on disposal of assets	(778)	(1,483)	3,826
Other operating gains, net	$5,890	$114,068	$83,018
(a)	The Company had insurance policies that provided coverage for a total, constructive total, or partial loss of Telstar 14R /Estrela do Sul 2. Following the launch of the satellite in May 2011, the Company determined that the north solar array failed to fully deploy and promptly filed a notice of loss with its insurers. During the third quarter of 2011, the Company filed a claim under its policies to its insurers. In December 2011, the Company received insurance proceeds of USD $132.7 million from its insurers with respect to the claim. Based on management’s best estimate and assumptions, there was no impairment in Telstar 14R/Estrela do Sul 2 as a result of the solar array failure.
(b)	In 2010, an impairment loss of $7.9 million was reversed on the satellites. The reversal of impairment was mainly due to changes in revenue assumptions.

8. INTEREST EXPENSE

The components of interest expense are as follows:

Year ended December 31	2012	2011	2010
Interest expense on indebtedness	$197,389	$181,428	$191,824
Interest expense on derivative instruments	45,877	62,124	60,818
Interest expense on performance incentive payments	4,142	4,361	5,016
Interest expense on senior preferred shares	2,380	9,869	12,339
Interest expense on promissory note	8,629	—	—
Interest expense on Loral Notes	1,255	1,291	1,005
Other expenses	—	—	224
Capitalized interest	(17,466)	(32,022)	(14,644)
Interest expense	$242,206	$227,051	$256,582

Telesat Holdings Inc.

Notes to the 2012 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

9. INCOME TAXES

Year ended December 31	2012	2011	2010
Current tax (recovery) expense	$(1,565)	$132	$2,279
Deferred tax expense	37,899	51,854	63,852
Tax expense	$36,334	$51,986	$66,131

A reconciliation of the statutory income tax rate, which is a composite of Canadian federal and provincial rates, to the effective income tax rate is as follows:

Year ended December 31	2012	2011	2010
Income before tax	$63,436	$289,261	$352,232
Multiplied by the statutory income tax rate of 26.51% (2011 – 28.11%, 2010 – 30.49%)	16,817	81,311	107,396
Income tax recorded at rates different from the Canadian tax rate	(2,391)	(408)	179
Permanent differences	2,849	(9,316)	(17,811)
Effect on deferred tax balances due to change in income tax rate from 25.15% to 26.51% (effective June 20, 2012)	25,420	—	—
Origination and reversal of temporary differences	(3,942)	(10,145)	(24,880)
Previously unrecognized tax losses and credit	—	(8,977)	—
Adjustments related to prior years	(2,224)	—	—
Other	(195)	(479)	1,247
Tax expense	$36,334	$51,986	$66,131
Effective income tax rate	57.28%	17.97%	18.77%

The tax effects of temporary differences between the carrying amounts of assets and liabilities for accounting purposes and the amounts used for tax purposes are presented below:

As at December 31	2012	2011
Deferred tax assets
Investment tax credit	$4,063	$2,702
Foreign tax credit	14,977	11,289
Financing charges	11,461	5,439
Deferred revenue	3,298	4,065
Loss carry forwards	7,345	25,538
Employee benefits	14,180	15,250
Other	766	471
Total deferred tax assets	$56,090	$64,754
Deferred tax liabilities
Capital assets	$(297,661)	$(276,158)
Intangibles	(235,223)	(226,855)
Finance charges	(4,941)	(9,359)
Reserves	(3,428)	(4,278)
Total deferred tax liabilities	$(541,253)	$(516,650)
Deferred tax liabilities, net	$(485,163)	$(451,896)

Telesat Holdings Inc.

Notes to the 2012 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

9. INCOME TAXES  – (continued)

Losses and tax credits

At December 31, 2012, the Company had Canadian tax losses carried forward of $27.7 million and U.S. tax losses carried forward of $31.2 million. The deferred tax asset not recognized in respect of the U.S. losses was $10.6 million. The Canadian and U.S. losses will expire between 2027 and 2030.

The Company has $121 million of Canadian capital losses carried forward which may only be used against future capital gains. The deferred tax asset not recognized in respect of these losses was $16 million. These losses may be carried forward indefinitely.

In addition, the Company has $22.2 million of investment tax credits and foreign tax credits which may only be used to offset taxes payable. The deferred tax assets not recognized in respect of these credits is $3.2 million. They will begin to expire in 2013.

Investments in subsidiaries

As at December 31, 2012, the Company had temporary differences of $30.7 million associated with investments in subsidiaries for which no deferred tax liabilities have been recognized, as the Company is able to control the timing of the reversal of these temporary differences and it is not probable that these differences will reverse in the foreseeable future.

10. TRADE AND OTHER RECEIVABLES

As at December 31	2012	2011
Trade receivables	$63,808	$49,936
Trade receivables due from related parties	21	386
Less: Allowance for doubtful accounts	(2,951)	(3,740)
Net trade receivables	60,878	46,582
Other receivables	2,884	207
Trade and other receivables	$63,762	$46,789

Allowance for doubtful accounts

The movement in the allowance for doubtful accounts was as follows:

Year ended December 31	2012	2011
Allowance for doubtful accounts, beginning of year	$3,740	$7,128
Provisions (reversal) for impaired receivables	158	(136)
Receivables written off during the year	(671)	(3,050)
Foreign currency exchange differences	(276)	(202)
Allowance for doubtful accounts, end of year	$2,951	$3,740

Telesat Holdings Inc.

Notes to the 2012 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

11. PREPAID EXPENSES AND OTHER CURRENT ASSETS

As at December 31	2012	2011
Prepaid expenses(a)	$16,400	$10,302
Income tax recoverable	1,233	5,902
Inventory(b)	5,013	4,259
Deferred charges(c)	300	1,663
Prepaid expenses and other current assets	$22,946	$22,126
(a)	Prepaid expenses are primarily comprised of prepaid satellite in-orbit insurance, prepaid interest on long-term indebtedness, and prepaid license fees.
(b)	At December 31, 2012, inventory consists of $4.9 million of finished goods (December 31, 2011 — $4.1 million) and $0.1 million of work in process (December 31, 2011 — $0.2 million). During the year, $21.1 million was recognized as cost of equipment sales and recorded as an operating expense (December 31, 2011 — $18.3 million, December 31, 2010 — $15.6 million).
(c)	Deferred charges include deferred financing charges relating to the Revolving Credit Facility and the Canadian Term Loan Facility (see note 18).

12. OTHER LONG-TERM ASSETS

As at December 31	2012	2011
Prepaid satellite in-orbit insurance	$1,325	$4,921
Deferred charges	1,061	87
Income tax recoverable	1,779	—
Other	527	528
Other long-term assets	$4,692	$5,536

Telesat Holdings Inc.

Notes to the 2012 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

13. SATELLITES, PROPERTY AND OTHER EQUIPMENT

	Satellites	Property and other equipment	Assets under construction	Total
Cost at January 1, 2011	$2,018,872	$183,916	$354,742	$2,557,530
Additions	—	1,368	371,997	373,365
Disposals/retirements	(26,502)	(16,336)	—	(42,838)
Reclassifications and transfers from assets under construction	321,743	24,791	(346,534)	—
Impact of currency translation	—	(276)	—	(276)
Cost at December 31, 2011	$2,314,113	$193,463	$380,205	$2,887,781
Additions	—	2,098	146,633	148,731
Disposals/retirements	—	(6,917)	—	(6,917)
Reclassifications and transfers from assets under construction	267,834	12,856	(280,690)	—
Impact of currency translation	—	(610)	(20)	(630)
Cost at December 31, 2012	$2,581,947	$200,890	$246,128	$3,028,965
Accumulated depreciation and impairment at January 1, 2011	(505,608)	(73,133)	—	(578,741)
Depreciation	(181,658)	(16,968)	—	(198,626)
Disposals/retirements	26,502	14,769	—	41,271
Impact of currency translation	—	230	—	230
Accumulated depreciation and impairment at December 31, 2011	$(660,764)	$(75,102)	$—	$(735,866)
Depreciation	(191,471)	(17,214)	—	(208,685)
Disposals/retirements	—	6,003	—	6,003
Impact of currency translation	—	337	—	337
Accumulated depreciation and impairment at December 31, 2012	$(852,235)	$(85,976)	$—	$(938,211)
Net carrying values
At December 31, 2011	$1,653,349	$118,361	$380,205	$2,151,915
At December 31, 2012	$1,729,712	$114,914	$246,128	$2,090,754

Substantially all of the Company’s satellites, property and other equipment have been pledged as security as a requirement of the Company’s Senior Secured Credit Facilities (note 18).

Borrowing costs of $17.5 million arising on financing were capitalized for the year ended December 31, 2012 (December 31, 2011 — $32.0 million, December 31, 2010 — $14.6 million). The average capitalization rate was 7% (8% in 2011, 8% in 2010), representing the Company’s weighted average cost of debt.

No impairment was recognized for the years ended December 31, 2010, 2011 and 2012. In 2010, an impairment of $7.9 million was reversed on the satellites.

Telesat Holdings Inc.

Notes to the 2012 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

14. INTANGIBLE ASSETS

	Indefinite life		Finite life					Total Intangibles
	Orbital slots	Trade name	Revenue backlog	Customer relationships	Customer contract	Transponder rights	Other
Cost at January 1, 2011	$597,838	$17,000	$268,267	$198,026	$—	$28,497	$1,458	$1,111,086
Additions	—	—	—	—	12,618	—	—	12,618
Impact of currency translation	615	—	70	51	—	—	(123)	613
Cost at December 31, 2011	$598,453	$17,000	$268,337	$198,077	$12,618	$28,497	$1,335	$1,124,317
Additions	—	—	—	—	63	—	103	166
Disposals	—	—	—	—	—	—	—	—
Impact of currency translation	(861)	—	(88)	(63)	—	—	(157)	(1,169)
Cost at December 31, 2012	$597,592	$17,000	$268,249	$198,014	$12,681	$28,497	$1,281	$1,123,314
Accumulated amortization and impairment at January 1, 2011	$(101)	$—	$(110,227)	$(44,171)	$—	$(10,843)	$(197)	$(165,539)
Amortization	—	—	(27,930)	(11,005)	(39)	(4,109)	(86)	(43,169)
Impairment	(19,468)	—	—	—	—	—	—	(19,468)
Impact of currency translation	1	—	(55)	(22)	—	—	13	(63)
Accumulated amortization and impairment at December 31, 2011	$(19,568)	$—	$(138,212)	$(55,198)	$(39)	$(14,952)	$(270)	$(228,239)
Amortization	—	—	(22,564)	(11,005)	(845)	(3,147)	(92)	(37,653)
Impairment reversal	1,194	—	—	—	—	—	—	1,194
Impact of currency translation	—	—	35	8	—	—	38	81
Accumulated amortization and impairment at December 31, 2012	$(18,374)	$—	$(160,741)	$(66,195)	$(884)	$(18,099)	$(324)	$(264,617)
Net carrying values
At December 31, 2011	$578,885	$17,000	$130,125	$142,879	$12,579	$13,545	$1,065	$896,078
At December 31, 2012	$579,218	$17,000	$107,508	$131,819	$11,797	$10,398	$957	$858,697

The orbital slots represent a right to operate satellites in a given longitudinal coordinate in space, where geostationary orbit may be achieved. They are limited in availability and represent a scarce resource. Usage of orbital slots is licensed through the International Telecommunications Union. Satellite operators can generally expect, with a relatively high level of certainty, continued occupancy of an assigned orbital slot either during the operational life of an existing orbiting satellite or upon replacement by a new satellite once the operational life of the existing orbiting satellite is over. As a result of the “expectancy right” to maintain the once awarded orbital slots, an indefinite life is typically associated with orbital slots.

The Company’s trade name has a long and established history, a strong reputation and has been synonymous with quality and growth within the satellite industry. It has been assigned an indefinite life because of expected ongoing future use.

The following are the remaining useful lives of the intangible assets:

Years
Revenue backlog	1 to 12
Customer relationships	6 to 16
Transponder rights	9
Customer contract	14
Concession rights	8 to 11
Patent	13

Telesat Holdings Inc.

Notes to the 2012 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

14. INTANGIBLE ASSETS  – (continued)

Substantially all of the Company’s intangible assets have been pledged as security as a requirement of the Company’s Senior Secured Credit Facilities.

Impairment

Finite life intangible assets are assessed annually and are included with the Company’s CGUs. Indefinite life intangible assets are tested for impairment at the individual asset level. The annual impairment test was performed in the fourth quarter of 2010, 2011 and 2012.

In 2010, an impairment loss of $71.3 million was reversed on the orbital slots. The impairment was originally recorded in 2008 when discount rates were high due to liquidity issues in the credit markets. The subsequent decrease in discount rates, as well as changes in revenue projections and gross margin assumptions positively impacted the valuation of the orbital slots in 2010.

In 2011, an impairment of $19.5 million was recognized on orbital slots (December 31, 2010 — no impairment) mainly due to an increase in discount rates. In 2012, $1.2 million of the impairment was reversed due to a decrease in discount rates.

No impairment loss was recognized in 2012.

The recoverable amount is calculated using the following assumptions:

	2012	2011	2010
Discount rate	10.50%	10.75%	10.00%

15. GOODWILL

The Company carries goodwill at its cost of $2,446.6 million with no accumulated impairment losses since acquisition.

Impairment

Goodwill is tested for impairment at the entity level because that represents the lowest level at which goodwill supports the Company’s operations and is monitored internally. The annual impairment test on goodwill was performed in the fourth quarter of 2010, 2011, and 2012 in accordance with the policy described in note 3. The Company’s recoverable amount exceeded the carrying value therefore, no impairment was recognized. The most significant assumptions used in the impairment test were as follows:

	2012	2011	2010
Discount rate	10.50%	10.75%	10.00%
Terminal year growth rate	3.00%	3.00%	3.00%

Some of the more sensitive assumptions used including the forecasted cash flows and the discount rate could have yielded different estimates of recoverable amount. Actual operating results and the related cash flows of the Company could differ from the estimated operating results and related cash flows used in the impairment analysis. Had different estimates been used, it could have resulted in a different fair value.

Telesat Holdings Inc.

Notes to the 2012 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

16. OTHER CURRENT LIABILITIES

As at December 31	2012	2011
Deferred revenue	$74,613	$66,588
Decommissioning liabilities	133	151
Uncertain tax position	2,023	—
Other	1,161	1,138
Other current liabilities	$77,930	$67,877

17. OTHER LONG-TERM LIABILITIES

As at December 31	2012	2011
Deferred revenue	$336,488	$342,281
Net defined benefit plan obligations (see note 25)	59,589	67,025
Uncertain tax positions	2,220	6,795
Unfavorable backlog	61	1,785
Unfavorable leases	—	769
Decommissioning liabilities	1,468	1,461
Other	2,406	2,386
Other long-term liabilities	$402,232	$422,502

18. INDEBTEDNESS

As at December 31	2012	2011
Senior Secured Credit Facilities(a)
Revolving Credit Facility	$—	$—
The Canadian Term Loan Facility	—	80,000
Term Loan A	500,000	—
The U.S. Term Loan Facility (USD $1,684,800)	—	1,720,686
Term Loan B – U.S. Facility (USD $1,716,375)	1,702,816	—
The U.S. Term Loan II Facility (USD $144,725)	—	147,808
Term Loan B – Canadian Facility	174,125	—
6.0% Senior Notes (USD $900,000)(c)	892,890	—
11.0% Senior Notes (USD $692,825)(b)	—	707,582
12.5% Senior Subordinated Notes (December 31, 2012 and 2011 – USD $217,175)(d)	215,460	221,801
	3,485,291	2,877,877
Less: deferred financing costs, interest rate floors, prepayment options and premiums(e)	(78,361)	(43,251)
	3,406,930	2,834,626
Less: current portion (net of deferred financing costs, interest rate floors, prepayment options and premiums)	(31,953)	(86,495)
Long-term portion	$3,374,977	$2,748,131

Telesat Holdings Inc.

Notes to the 2012 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

18. INDEBTEDNESS  – (continued)

On March 28, 2012, Telesat Canada entered into a new Credit Agreement with a syndicate of banks which provides for the extension of credit under the Senior Secured Credit Facilities as described below. All obligations under the Credit Agreement are guaranteed by the Company and certain of Telesat Canada’s existing subsidiaries (the “Guarantors”). The obligations under the Credit Agreement and the guarantees of those obligations are secured, subject to certain exceptions, by first priority liens and security interest in the assets of Telesat Canada and the Guarantors. The Credit Agreement contains covenants that restrict the ability of Telesat Canada and certain of its subsidiaries to take specified actions, including, among other things and subject to certain significant exceptions: creating liens, incurring indebtedness, making investments, engaging in mergers, selling property, paying dividends, entering into sales-leaseback transactions, creating subsidiaries, repaying subordinated debt or amending organizational documents. The Credit Agreement requires Telesat Canada to comply with a maximum senior secured leverage ratio. The Credit Agreement also contains customary affirmative covenants and events of default.

Also on March 28, 2012, the Company terminated and paid all outstanding amounts under its previously existing credit facilities dated October 31, 2007, which included the Canadian Term Loan, U.S. Term Loan and U.S. Term Loan II Facilities. The deferred financing costs which were capitalized with the carrying value of the previous Senior Secured Credit Facilities, were expensed resulting in a loss on refinancing of $21.9 million.

On May 14, 2012, Telesat Canada issued, through a private placement, USD $700 million of 6.0% Senior Notes which mature on May 15, 2017. On October 29, 2012, an additional USD $200 million of 6.0% Senior Notes were issued through a private placement. The additional USD $200 million of Senior Notes were priced at 103.5% of the principal amount and held the same terms and conditions as those issued on May 14, 2012. The 6.0% Senior Notes are subordinated to Telesat Canada’s existing and future secured indebtedness, including obligations under its Senior Secured Credit Facilities, and are governed under the 6.0% Senior Notes Indenture. The net proceeds of the offering, along with available cash on hand, were used to pay all holders of the 11.0% Senior Notes due November 1, 2015, issued under an indenture dated as of June 30, 2008, and to pay certain financing costs and redemption premiums as well as to pay certain indebtedness owed to principal shareholders. The tender and redemption premiums, along with the deferred financing costs which were capitalized with the carrying value of the previous 11.0% Senior Notes, were expensed resulting in a loss on refinancing of $54.3 million.

(a)	The Senior Secured Credit Facilities are secured by substantially all of Telesat’s assets. Up to March 28, 2012, under the terms of these facilities, Telesat was required to comply with certain covenants including financial reporting, maintenance of certain financial covenant ratios for leverage and interest coverage, a requirement to maintain minimum levels of satellite insurance, restrictions on capital expenditures, a restriction on fundamental business changes or the creation of subsidiaries, restrictions on investments, restrictions on dividend payments, restrictions on the incurrence of additional debt, restrictions on asset dispositions, and restrictions on transactions with affiliates. The financial covenant ratios included total debt to EBITDA for covenant purposes (earnings before interest, taxes, depreciation, amortization and other charges) and EBITDA for covenant purposes to interest expense. Both financial covenant ratios tightened over the term of the credit facility. As of March 28, 2012, the Credit Agreement only requires Telesat Canada to comply with a maximum senior secured leverage ratio. At December 31, 2012, Telesat was in compliance with this covenant.

Each tranche of the Senior Secured Credit Facilities is subject to mandatory principal repayment requirements, which, in the initial years, are generally an annual amount representing ¼ of 1% of the initial aggregate principal amount, payable quarterly. The maturity of the Senior Secured Credit Facilities will be accelerated if Telesat Canada’s existing 6.0% Senior Notes due in 2017 and 12.5% Senior Subordinated Notes due in 2017 or certain refinancing thereof are not repurchased, redeemed, refinanced or deferred before the date that is 91 days prior to the maturity date of such notes.

Telesat Holdings Inc.

Notes to the 2012 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

18. INDEBTEDNESS  – (continued)

The Senior Secured Credit Facilities have several tranches which are described below:

(i)	As of March 28, 2012, a Revolving Credit Facility (the “Revolving Facility”) of up to $140 million in Canadian or U.S. dollars is available to Telesat. This Revolving Facility matures on March 28, 2017 and is available to be drawn at any time. Loans under the Revolving Facility bear interest at a floating rate plus an applicable margin of 2.00% for prime rate and Alternative Base Rate (“ABR”) loans and 3.00% for Bankers Acceptance (“BA”) and Eurodollar loans. The Revolving Facility has an unused commitment fee of 50 basis points. As of December 31, 2012, other than $0.2 million in drawings related to letters of credit, there were no borrowings under this facility. Prior to March 28, 2012, the Revolving Facility was Canadian dollar denominated up to $153 million. The drawn loans bore interest at the prime rate or LIBOR or Bankers’ Acceptance plus an applicable margin of 125 to 225 basis points per annum. Undrawn amounts under the facility were subject to a commitment fee.
(ii)	The Canadian Term Loan Facility was initially a $200 million facility denominated in Canadian dollars. The loans under this facility bore interest at a floating rate of the BA plus an applicable margin of 275 basis points per annum. The weighted average interest rate was 4.13% for the year ended December 31, 2011. This Facility was repaid on March 28, 2012.
(iii)	The Term Loan A Facility (“TLA”) is a $500 million loan maturing on March 28, 2017. Loans under this facility bear interest at a floating rate of the BA plus an applicable margin of 3.00%. There were no required repayments to the TLA in 2012. The payments are generally made quarterly in varying amounts. The weighted average effective interest rate was 4.62% for the nine-month period ended December 31, 2012.
(iv)	The U.S. Term Loan Facility was initially a $1,755 million facility denominated in U.S. dollars, bore interest at LIBOR plus an applicable margin of 300 basis points per annum. The weighted average effective interest rate was 3.72% for the year ended December 31, 2011. Principal repayments of USD $4.4 million were made on a quarterly basis. This Facility was repaid on March 28, 2012.
(v)	The Term Loan B — U.S. Facility (“U.S. TLB Facility”) is a USD $1,725 million loan maturing on March 28, 2019. The outstanding borrowings under the U.S. TLB Facility currently bear interest at a floating rate of LIBOR, but not less than 1.00%, plus an applicable margin of 3.25%. The mandatory principal repayments commenced with the fiscal quarter ended September 30, 2012. The weighted average effective interest rate was 4.97% for the nine-month period ended December 31, 2012.
(vi)	The U.S. Term Loan II Facility was initially a $150 million delayed draw facility denominated in U.S. dollars, bore interest at LIBOR plus an applicable margin of 300 basis points per annum. The weighted average effective interest rate was 3.73% for the year ended December 31, 2011. Principal repayments of USD $0.4 million were made on a quarterly basis. This Facility was repaid on March 28, 2012.
(vii)	The Term Loan B — Canadian Facility (“Canadian TLB Facility”) is a $175 million loan maturing on March 28, 2019. The outstanding borrowings under the Canadian TLB Facility currently bear interest at a floating rate of the BA borrowing, but not less than 1.25%, plus an applicable margin of 3.75%. The mandatory principal repayments commenced with the fiscal quarter ended September 30, 2012. The weighted average effective interest rate was 5.61% for the nine-month period ended December 31, 2012.

Telesat Holdings Inc.

Notes to the 2012 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

18. INDEBTEDNESS  – (continued)

(b)	The Senior Notes bore interest at an annual rate of 11.0%. The Senior Notes included covenants or terms that restricted Telesat’s ability to, among other things, (i) incur additional indebtedness, (ii) incur liens, (iii) pay dividends or make certain other restricted payments, investments or acquisitions, (iv) enter into certain transactions with affiliates, (v) modify or cancel the Company’s satellite insurance, (vi) effect mergers with another entity, and (vii) redeem the Senior Notes prior to May 1, 2012, in each case subject to exceptions provided in the Senior Notes indenture. The weighted average effective interest rate was 11.37% for the year ended December 31, 2011. These Notes were repaid on May 14, 2012.
(c)	The Senior Notes bear interest at an annual rate of 6.0% and are due May 15, 2017. The total balance of the Senior Notes is USD $900 million, with USD $700 million issued on May 14, 2012, and an additional USD $200 million issued on October 29, 2012. The Senior Notes include covenants or terms that restrict the Company’s ability to, among other things, (i) incur additional indebtedness, (ii) incur liens, (iii) pay dividends or make certain restricted payments, investments or acquisitions, (iv) enter into certain transactions with affiliates, (v) modify or cancel satellite insurance, (vi) effect mergers with another entity, and (vii) redeem the Senior Notes prior to May 15, 2014, in each case subject to exceptions provided for in the Senior Notes indenture. The weighted average effective interest rate was 6.13% for approximately the seven-month period ended December 31, 2012.
(d)	The Senior Subordinated Notes bear interest at a rate of 12.5% and are due November 1, 2017. The Senior Subordinated Notes include covenants or terms that restrict Telesat’s ability to, among other things, (i) incur additional indebtedness, (ii) incur liens, (iii) pay dividends or make certain other restricted payments, investments or acquisitions, (iv) enter into certain transactions with affiliates, (v) modify or cancel the Company’s satellite insurance, (vi) effect mergers with another entity, and (vii) redeem the Senior Subordinated Notes prior to May 1, 2013, in each case subject to exceptions provided in the Senior Subordinated Notes indenture. The weighted average effective interest rate was 12.66% for the year ended December 31, 2012 (December 31, 2011 — 12.66%).
(e)	The Term Loan A, Term Loan B – U.S. Facility, Term Loan B – Canadian Facility, U.S. Term Loan Facilities, Senior Notes and Senior Subordinated Notes are presented on the balance sheet net of related deferred financing costs of $51.6 million (December 31, 2011 — $49.4 million). The indenture agreements for the Senior Notes and Senior Subordinated Notes contain provisions for certain prepayment options (note 23) and premiums which were fair valued at the time of debt issuance.

The fair value of the prepayment options related to the 6.0% Senior Notes was allocated to indebtedness at their inception date. The aggregate impact of the prepayment options related to the 6.0% Senior Notes issued on May 14, 2012 and October 29, 2012 was a $5.6 million increase to the indebtedness. The prepayment option fair value initially allocated to indebtedness is subsequently amortized using the effective interest rate method and had a carrying value of $5.2 million at December 31, 2012.

The initial fair value impact, in June 2008, of the prepayment options on the 11.0% Senior Notes was an increase to the indebtedness of $6.5 million. This liability was subsequently amortized using the effective interest rate method. The carrying amount at December 31, 2011 was $4.1 million. The unamortized amount was derecognized in May 2012 upon the repayment of the 11.0% Senior Notes.

The initial fair value impact, in June 2008, on the prepayment options on the 12.5% Senior Subordinated Notes was an increase to the indebtedness of $2.7 million. This liability is subsequently amortized using the effective interest rate method with carrying amount of $1.8 million at December 31, 2012 (December 31, 2011 — $2.1 million).

The fair value impact of the premiums on the 6.0% Senior Notes was an increase to indebtedness of $7.0 million. This liability is subsequently amortized using the effective interest rate method with a carrying amount of $6.8 million at December 31, 2012.

The initial fair value impact, in March 2012, of the interest rate floors on the U.S. TLB Facility was a decrease to the indebtedness of $44.3 million. This asset is subsequently amortized using the effective interest rate method with a carrying amount of $39.0 million at December 31, 2012.

Telesat Holdings Inc.

Notes to the 2012 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

18. INDEBTEDNESS  – (continued)

The initial fair value impact, in March 2012, of the interest rate floors on the Canadian TLB Facility was a decrease to the indebtedness of $1.7 million. This asset is subsequently amortized using the effective interest rate method with a carrying amount of $1.6 million at December 31, 2012.

The short-term and long-term portions of deferred financing costs, prepayment options, interest rate floors and premiums are as follows:

As at December 31	2012	2011
Short-term deferred financing costs	$8,795	$12,961
Long-term deferred financing costs	42,785	36,468
	$51,580	$49,429
Short-term interest rate floors	$5,867	$—
Long-term interest rate floors	34,683	—
	$40,550	$—
Short-term prepayment option – Senior Notes	$(1,071)	$—
Short-term prepayment option – Senior Subordinated Notes	(283)	—
Long-term prepayment option – Senior Notes	(4,125)	(4,133)
Long-term prepayment option – Senior Subordinated Notes	(1,515)	(2,045)
	$(6,994)	$(6,178)
Short-term premiums – Senior Notes	$(1,396)	$—
Long-term premiums – Senior Notes	(5,379)	—
	$(6,775)	$—
Total deferred financing costs, prepayment options, interest rate floors and premiums	$78,361	$43,251

The outstanding balance of indebtedness, excluding deferred financing costs, interest rate floors, prepayment options and premiums will be repaid as follows (in millions of Canadian dollars):

2013	2014	2015	2016	2017	Thereafter	Total
$43.9	$68.9	$68.9	$93.9	$1,427.2	$1,782.5	$3,485.3

19. SENIOR PREFERRED SHARES

On March 28, 2012, the Company redeemed all of its outstanding senior preferred shares for $145.5 million in cash, which consisted of $141.4 million in principal and $4.1 million in accrued dividends.

20. PROMISSORY NOTE

On March 28, 2012, the Company issued a Promissory Note (the “PSP Note”) to an affiliate of PSP Investments in the amount of $145.5 million. The PSP Note was repaid together with accrued interest of $8.4 million on October 31, 2012.

The PSP Note included embedded interest rate floors and deferred financing costs which, as of March 2012, was a decrease to the PSP Note of $1.2 million and $0.2 million, respectively. The assets were subsequently amortized using the effective interest rate method. The unamortized amounts were derecognized in October 2012 upon the repayment of the PSP Note with a loss on financing of $1.2 million recognized.

Telesat Holdings Inc.

Notes to the 2012 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

21. SHARE CAPITAL

	Number of shares	Stated Value at December 31, 2012	Stated Value at December 31, 2011
Common Shares	74,252,460	$340,602	$756,414
Voting Participating Preferred Shares	7,034,444	77,995	117,388
Non-Voting Participating Preferred Shares	38,203,571	237,787	424,366
Director Voting Preferred Shares	1,000	10	10
Total share capital		$656,394	$1,298,178

With the closing of the new Senior Secured Credit Facilities on March 28, 2012, as described in note 18, the Company declared and paid a special cash distribution to its Common, Voting Participating Preferred, and Non-Voting Participating Preferred shareholders, as a return of capital, in the amount of $656.5 million.

In December 2012, certain executives exercised their stock options granted under the Company’s share based compensation plan in exchange for 2,249,747 non-voting preferred shares with a stated value of $14.8 million. There were no changes to the quantity of shares issued in the other classes of shares.

There were no changes to the rights, privileges or conditions associated to each class of shares.

The authorized share capital of the Company is comprised of: (i) an unlimited number of common shares, of voting participating preferred shares, of non-voting participating preferred shares, of redeemable common shares, and of redeemable non-voting participating preferred shares, and (ii) 1,000 director voting preferred shares. None of the redeemable common shares or redeemable non-voting participating preferred shares have been issued as at December 31, 2012. The Company’s share based compensation plan has authorized the grant of up to 8,824,646 options to purchase non-voting participating preferred shares (see note 24).

Common Shares

The holders of the common shares are entitled to receive notice of and to attend all annual and special meetings of the shareholders of the Company and to one vote in respect of each common share held on all matters at all such meetings, except in respect of a class vote applicable only to the shares of any other class, in respect of which the common shareholders shall have no right to vote. The holders of the common shares are entitled to receive dividends as may be declared by the Board of Directors of the Company, and are entitled to share in the distribution of the assets of the Company upon liquidation, winding-up or dissolution, subject to the rights, privileges and conditions attaching to any other class of shares ranking in order of priority. The common shares are convertible at the holders’ option, at any time, into voting participating preferred shares or non-voting participating preferred shares, on a one-for-one basis. The common shares have no par value.

Voting Participating Preferred Shares

The rights, privileges and conditions of the voting participating preferred shares are identical in all respects to those of the common shares, except for the following:

•	The holders of voting participating preferred shares are not entitled to vote at meetings of the shareholders of the Company on resolutions electing directors.
•	For all other meetings of the shareholders of the Company, the holders of voting participating preferred shares are entitled to a variable number of votes per voting participating preferred share based on the number of voting participating preferred shares, non-voting participating preferred shares and redeemable non-voting participating preferred shares outstanding on the record date of the given meeting of the shareholders of the Company.

Telesat Holdings Inc.

Notes to the 2012 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

21. SHARE CAPITAL  – (continued)

•	The voting participating preferred shares are convertible, at any time, at the holders’ option into common shares or non-voting participating preferred shares on a one-for-one basis as long as the result of such conversion does not cause the Company to cease to be a “qualified corporation” within the meaning of the Canadian Telecommunication Common Carrier Ownership and Control Regulations pursuant to the Telecommunications Act (Canada).

The voting participating preferred shares have no par value.

Non-Voting Participating Preferred Shares

The rights, privileges and conditions of the non-voting participating preferred shares are identical in all respects to those of the common shares, except for the following:

•	The holders of non-voting participating preferred shares are not entitled to vote on any matter at meetings of the shareholders of the Company, except in respect of a class vote applicable only to the non-voting participating preferred shares.
•	The non-voting participating preferred shares are convertible, at any time, at the holders’ option into common shares or voting participating preferred shares on a one-for-one basis as long as the result of such conversion does not cause the Company to cease to be a “qualified corporation” within the meaning of the Canadian Telecommunication Common Carrier Ownership and Control Regulations pursuant to the Telecommunications Act (Canada).

The non-voting participating preferred shares have no par value.

Director Voting Preferred Shares

The rights, privileges and conditions of the director voting preferred shares are identical in all respects to those of the common shares, except for the following:

•	The holders of director voting preferred shares are entitled to receive notice of and to attend all meetings of the shareholders of the Company at which directors of the Company are to be elected. The holders of the director voting preferred shares are not entitled to attend meetings of the shareholders of the Company and have no right to vote on any matter other than the election of directors of the Company.
•	The holders of director voting preferred shares are entitled to receive annual non-cumulative dividends of $10 per share if declared by the Board of Directors of the Company, in priority to the payment of dividends on the common shares, voting participating preferred shares, non-voting participating preferred shares, redeemable common shares, and redeemable non-voting participating preferred shares, but after payment of any accrued dividends on the senior preferred shares.
•	In the event of liquidation, wind-up or dissolution, the holders of director voting preferred shares are entitled to receive $10 per share in priority to the payment of dividends on the common shares, voting participating preferred shares, non-voting participating preferred shares, redeemable common shares, and redeemable non-voting participating preferred shares, but after payment of any accrued dividends on the senior preferred shares.
•	The director voting preferred shares are redeemable at the option of the Company, at any time, at a redemption price of $10 per share.

The director voting preferred shares have a nominal stated value.

Telesat Holdings Inc.

Notes to the 2012 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

22. CAPITAL DISCLOSURES

Telesat is a privately held company with registered debt in the United States. The Company’s financial strategy is designed to maintain compliance with the financial covenant under its Senior Secured Credit Facilities (see note 18), and to maximize returns to its shareholders and other stakeholders. Telesat meets these objectives through regular monitoring of the financial covenant and operating results on a quarterly basis. The Company’s overall financial strategy remains unchanged from 2011.

Telesat defines its capital as shareholders’ equity (comprising issued share capital, accumulated earnings and excluding reserves) and debt financing (comprising indebtedness and excluding deferred financing costs, prepayment options, interest rate floors and premiums as detailed in note 18).

The Company’s capital at the end of the year were as follows:

As at December 31	2012	2011
Shareholders’ equity (excluding reserves)	$1,029,436	$1,668,170
Debt financing (excluding deferred financing costs, prepayment options, interest rate floors and premiums)	$3,485,291	$2,877,877

The Company was previously subject to three financial covenant tests: a maximum Consolidated Total Debt to Consolidated Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) for covenant purposes ratio test, a minimum Consolidated EBITDA for covenant purposes to Consolidated Interest Expense ratio test and a maximum Permitted Capital Expenditure Amount test. At December 31, 2011, the Company was in compliance with the three financial covenant tests. These covenants are no longer applicable as a result of the termination of the previous Senior Secured Credit Facilities on March 28, 2012.

The Company entered into new Senior Secured Credit Facilities on March 28, 2012. The Senior Secured Credit Facilities are secured by substantially all of the Company’s assets. Under the terms of the Senior Secured Credit Facilities, the Company is required to comply with a senior secured leverage ratio covenant. The covenant is based on a Consolidated Total Secured Debt to Consolidated Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) for covenant purposes ratio test. At December 31, 2012, the Company’s Consolidated Total Secured Debt to Consolidated EBITDA ratio was 3.86:1, which was less than the maximum test ratio of 5.25:1.

As part of the on-going monitoring of Telesat’s compliance with its financial covenants, interest rate risk due to variable interest rate debt is managed through the use of interest rate swaps (note 23), and foreign exchange risk exposure arising from principal and interest payments on Telesat’s debt is partially managed through a cross-currency basis swaps (note 23). In addition, the Company’s operating results are tracked against budget on a monthly basis, and this analysis is reviewed by senior management.

23. FINANCIAL INSTRUMENTS

Measurement of Risks

The Company, through its financial assets and liabilities, is exposed to various risks. The following analysis provides a measurement of risks as at the balance sheet date of December 31, 2012.

Credit risk

Credit risk is the risk that a counterparty to a financial asset will default, resulting in the Company incurring a financial loss. At December 31, 2012, the maximum exposure to credit risk is equal to the carrying value of the financial assets, $383.1 million (December 31, 2011 — $474.2 million).

Cash and cash equivalents are invested with high quality investment grade financial institutions and are governed by the Company’s corporate investment policy, which aims to reduce credit risk by restricting investments to high-grade U.S. dollar and Canadian dollar denominated investments.

Telesat Holdings Inc.

Notes to the 2012 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

23. FINANCIAL INSTRUMENTS  – (continued)

The Company has entered into various cross-currency basis swaps and interest rate swaps. The Company mitigates the credit risk associated with these swaps by entering into swaps with only high quality financial institutions.

Telesat has a number of diverse customers, which limits the concentration of credit risk with respect to trade receivables. The Company has credit evaluation, approval and monitoring processes intended to mitigate potential credit risks. Telesat’s standard payment terms are 30 days. Interest at a rate of 1.5% per month, compounded monthly, is typically charged on balances remaining unpaid at the end of the standard payment terms. Telesat’s historical experience with customer defaults has been minimal. As a result, Telesat considers the credit quality of its North American customers to be high, however due to the additional complexities of collecting from its International customers the Company considers the credit quality of its International customers to be lower than the North American customers. At December 31, 2012, North American and International customers made up 61% and 39% of the outstanding trade receivable balance, respectively (December 31, 2011 — 51% and 49%, respectively). Anticipated bad debt losses have been provided for in the allowance for doubtful accounts. The allowance for doubtful accounts at December 31, 2012 was $3.0 million (December 31, 2011 — $3.7 million).

Foreign exchange risk

The Company’s operating results are subject to fluctuations as a result of exchange rate variations to the extent that transactions are made in currencies other than Canadian dollars. The Company’s main currency exposures as at December 31, 2012 lie in its U.S. dollar denominated cash and cash equivalents, trade and other receivables, trade and other payables and indebtedness. The most significant impact being on the U.S. dollar denominated debt financing. At December 31, 2012, $2,811.2 million of the $3,485.3 million total debt financing (before netting of deferred financing costs, premiums, interest rate floors and prepayment options) (December 31, 2011 — $2,797.9 million of the $2,877.9 million) is the Canadian dollar equivalent of the U.S. dollar denominated portion of the debt.

The Company has entered into cross-currency basis swaps to economically hedge the foreign currency risk on a portion of its U.S. dollar denominated debt. At December 31, 2012, the Company had cross-currency basis swaps of $1,163.0 million (December 31, 2011 — $1,175.3 million) which required the Company to pay Canadian dollars to receive USD $1,001.3 million (December 31, 2011 — USD $1,011.8 million). At December 31, 2012, the fair value of these derivative contracts was a liability of $192.2 million (December 31, 2011 — liability of $160.4 million). The non-cash loss will remain unrealized until the contracts are settled. These contracts are due on October 31, 2014.

As at December 31, 2012, a 5 percent increase (decrease) in the Canadian dollar against the U.S. dollar would have increased (decreased) the Company’s net income by $145.1 million and increased (decreased) other comprehensive income by $0.7 million. This analysis assumes that all other variables, in particular interest rates, remain constant.

Interest rate risk

The Company is exposed to interest rate risk on its cash and cash equivalents and its long-term debt which is primarily variable rate financing. Changes in the interest rates could impact the amount of interest Telesat is required to pay. Telesat uses interest rate swaps to economically hedge the interest rate risk related to variable rate debt financing. At December 31, 2012, the Company had a series of five interest rate swaps to fix interest on $1,480.0 million of debt at a weighted average rate of 2.63% (excluding applicable margin) and one interest rate swap to pay a fixed rate of 1.46% (excluding applicable margin) on $300 million of U.S. denominated debt (December 31, 2011 — three interest rate swaps to fix interest on $930.0 million of Canadian dollar denominated debt at weighted average rate of 3.82%). As at December 31, 2012, the fair value of these derivative contracts was a liability of $36.7 million (December 31, 2011 — liability of $53.1 million). The contracts mature between October 31, 2014 and September 30, 2016.

Telesat Holdings Inc.

Notes to the 2012 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

23. FINANCIAL INSTRUMENTS  – (continued)

If the interest rates on the unhedged variable rate debt change by 0.25% this would result in a change in the net income of $3.4 million for the year ended December 31, 2012.

Liquidity risk

The Company maintains credit facilities to ensure it has sufficient available funds to meet current and foreseeable financial requirements. The following are the contractual maturities of financial liabilities as at December 31, 2012:

	Carrying amount	Contractual cash flows (undiscounted)	2013	2014	2015	2016	2017	Thereafter
Trade and other payables	$35,709	$35,709	$35,709	$—	$—	$—	$—	$—
Customer and other deposits	3,695	3,695	2,821	776	98	—	—	—
Deferred satellites performance incentive payments	58,430	82,193	9,821	8,174	8,195	8,240	8,216	39,547
Tax indemnification payable to Loral (note 29)	6,908	6,908	—	6,908	—	—	—	—
Other financial liabilities	5,743	5,743	4,230	1,513	—	—	—	—
Long-term indebtedness	3,499,716	4,429,268	239,015	249,838	246,904	268,242	1,548,428	1,876,841
Interest rate swaps	36,652	42,163	22,681	17,167	1,536	779	—	—
Cross-currency basis swaps	192,162	220,425	29,383	191,042	—	—	—	—
	$3,839,015	$4,826,104	$343,660	$475,418	$256,733	$277,261	$1,556,644	$1,916,388

The carrying value of the deferred satellites performance incentive payments includes $1.0 million interest payable. The carrying value of the long-term indebtedness includes $14.4 million of interest payable.

Telesat Holdings Inc.

Notes to the 2012 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

23. FINANCIAL INSTRUMENTS  – (continued)

Financial assets and liabilities recorded in the balance sheet were as follows:

December 31, 2012	Loans and receivables	FVTPL	Other financial liabilities	Total	Fair value
Cash and cash equivalents	$180,961	$—	$—	$180,961	$180,961
Trade and other receivables	63,762	—	—	63,762	63,762
Other financial assets – current	6,799	—	—	6,799	6,799
Other financial assets – long-term	22,251	109,284	—	131,535	131,535
Trade and other payables	—	—	(35,709)	(35,709)	(35,709)
Other financial liabilities – current	—	(61,255)	(29,336)	(90,591)	(92,694)
Other financial liabilities – long-term	—	(221,599)	(59,863)	(281,462)	(281,583)
Indebtedness (excluding deferred financing costs and premiums)	—	—	(3,451,735)	(3,451,735)	(3,549,339)
Total	$273,773	$(173,570)	$(3,576,643)	$(3,476,440)	$(3,576,268)

December 31, 2011	Loans and receivables	FVTPL	Other financial liabilities	Total	Fair value
Cash and cash equivalents	$277,962	$—	$—	$277,962	$277,962
Trade and other receivables	46,789	—	—	46,789	46,789
Other financial assets – current	7,010	—	—	7,010	7,010
Other financial assets – long-term	7,977	134,431	—	142,408	142,408
Trade and other payables	—	—	(45,156)	(45,156)	(45,156)
Other financial liabilities – current	—	(42,204)	(40,784)	(82,988)	(85,549)
Other financial liabilities – long-term	—	(171,270)	(88,513)	(259,783)	(255,225)
Indebtedness (excluding deferred financing costs)	—	—	(2,884,056)	(2,884,056)	(2,936,414)
Senior preferred shares	—	—	(141,435)	(141,435)	(143,265)
Total	$339,738	$(79,043)	$(3,199,944)	$(2,939,249)	$(2,991,440)

Assets pledged as security

The Senior Secured Credit Facilities are secured by substantially all of Telesat’s assets which exclude the assets of non-restricted subsidiaries.

Telesat Holdings Inc.

Notes to the 2012 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

23. FINANCIAL INSTRUMENTS  – (continued)

Fair Value

Fair value is the amount that willing parties would accept to exchange a financial instrument based on the current market for instruments with the same risk, principal and remaining maturity. Where possible, fair values are based on the quoted market values in an active market. In the absence of an active market, we determine fair values based on prevailing market rates (bid and ask prices, as appropriate) for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market-based inputs. The fair value hierarchy is as follows:

Level 1 based on quoted prices in active markets for identical assets or liabilities.

Level 2 based on observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

Estimates of fair values are affected significantly by the assumptions for the amount and timing of estimated future cash flows and discount rates, which all reflect varying degrees of risk. Potential income taxes and other expenses that would be incurred on disposition of these financial instruments are not reflected in the fair values. As a result, the fair values are not necessarily the net amounts that would be realized if these instruments were actually settled.

The carrying amounts of cash and cash equivalents, trade and other receivables, and trade and other payables approximate fair value due to the short-term maturity of these instruments. Included in cash and cash equivalents are $127.6 million (December 31, 2011 — $66.5 million) of short-term investments. The fair value of the indebtedness is based on transactions and quotations from third parties considering market interest rates and excluding deferred financing costs and premiums.

Fair value of derivative financial instruments

On March 28, 2012, the Company recorded embedded derivatives as a result of the refinancing of the Senior Secured Credit Facilities and the new PSP Note. The embedded derivatives are related to interest rate floors and prepayment options included in the Canadian TLB Facility (note 18), the U.S. TLB Facility (note 18) and the PSP Note (note 20). At March 28, 2012, the fair value of the embedded derivatives was a liability of $46.1 million. On October 31, 2012, the PSP Note was repaid which resulted in the recognition of a loss of $1.9 million on the write-off of the interest rate floor.

On May 14, 2012 and October 29, 2012, a prepayment option embedded derivative was recognized in connection with the 6.0% Senior Notes. At May 14, 2012 and October 29, 2012, the fair value of the new prepayment option embedded derivative was an asset of $2.7 million and $2.9 million, respectively. In connection with the Company’s redemption of its 11.0% Senior Notes, a loss of $165.4 million was recognized on the write-off of the previous prepayment option embedded derivative asset.

On June 20, 2012, the Company entered into three new interest rate swaps to economically hedge its exposure to floating interest rates on the Senior Secured Credit Facilities. At June 20, 2012, the fair value of the interest rate swaps was a liability of $2.1 million.

Telesat Holdings Inc.

Notes to the 2012 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

23. FINANCIAL INSTRUMENTS  – (continued)

The changes in fair value of these derivatives are recorded on the Company’s consolidated statement of income as gains or losses on changes in fair value of financial instruments, are non-cash, and will expire on their respective maturity dates.

The current and long-term portions of the fair value of the Company’s derivative assets and liabilities, at each of the balance sheet dates, and the fair value methodologies used to calculate those values were as follows:

December 31, 2012	Long-term assets	Current liabilities	Long-term liabilities	Total	Fair value hierarchy
Cross-currency basis swaps	$—	$(28,962)	$(163,200)	$(192,162)	Level 2
Interest rate swaps	—	(18,948)	(17,704)	(36,652)	Level 2
Interest rate floors	—	(13,345)	(40,695)	(54,040)	Level 2
Prepayment options	109,284	—	—	109,284	Level 2
	$109,284	$(61,255)	$(221,599)	$(173,570)

December 31, 2011	Long-term assets	Current liabilities	Long-term liabilities	Total	Fair value hierarchy
Cross-currency basis swaps	$—	$(23,637)	$(136,736)	$(160,373)	Level 2
Interest rate swaps	—	(18,567)	(34,534)	(53,101)	Level 2
Prepayment options	134,431	—	—	134,431	Level 2
	$134,431	$(42,204)	$(171,270)	$(79,043)

Reconciliation of fair value of derivative assets and liabilities
Fair value, January 1, 2011	$(172,049)
Unrealized gains on derivatives	87,914
Realized gains on derivatives
Cross-currency basis swaps	1,895
Forward foreign exchange contracts	8,776
Impact of foreign exchange	(5,579)
Fair value, December 31, 2011	(79,043)
Derivatives recognized at inception
Interest rate floors	(46,052)
Prepayment options	5,588
Unrealized gains on derivatives	102,760
Realized gains (losses) on derivatives
Interest rate floor	1,928
Cross-currency basis swaps	1,688
Prepayment option	(165,360)
Impact of foreign exchange	4,921
Fair value, December 31, 2012	$(173,570)

Telesat Holdings Inc.

Notes to the 2012 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

24. SHARE BASED COMPENSATION PLANS

Telesat Holdings Stock Option Incentive Plan

On September 19, 2008, Telesat adopted a stock option incentive plan (the “stock option plan”) for certain key employees of the Company and its subsidiaries. The stock option plan provides for the grant of up to 8,824,646 options to purchase non-voting participating preferred shares of Telesat Holdings Inc., convertible into common shares.

Two different types of stock options can be granted under the stock option plan: time-vesting options and performance-vesting options. The time-vesting options generally become vested and exercisable over a five-year period by 20% increments on October 31st of each year, starting in 2008. The vesting amount is prorated for optionees whose employment with the Company or its subsidiaries commenced after October 31, 2007. The performance-vesting options become vested and exercisable over a five-year period starting March 31, 2009, provided the Company has achieved or exceeded an annual or cumulative target consolidated EBITDA established and communicated on the grant date by the Board of Directors.

The Company expenses the fair value of stock options that are expected to vest over the vesting period using the Black-Scholes option pricing model. The share-based compensation expense is included in operating expenses.

The exercise periods of the stock options expire 10 years from the grant date. The exercise price of each share underlying the options will be the higher of a fixed price, established by the Board of Directors on the grant date, and the fair market value of a non-voting participating preferred share on the grant date.

The movement in the number of stock options outstanding and their related weighted-average exercise prices are as follows:

	Time Vesting Option Plans		Performance Vesting Option Plan
	Number of Options	Weighted- Average Exercise Price	Number of Options	Weighted- Average Exercise Price
Outstanding December 31, 2012	734,623	$11.14	894,103	$11.14
Options exercisable at December 31, 2012	554,629		471,511
Stock options exercised	5,082,633		228,935
Stock options repurchased for cash consideration	1,415,980		244,639
Weighted-average remaining life	5 years		5 years
Outstanding December 31, 2011	7,265,952	$11.08	1,407,672	$11.12
Options exercisable at December 31, 2011	5,666,287		687,698
Weighted-average remaining life	6 years		6 years

During 2011, no options were granted, forfeited, exercised or expired.

In December 2012, the Board approved the repurchase for cash consideration of 20% of all vested stock options. A total of 1,660,619 options were repurchased. Also in December 2012, certain executives exercised share appreciation rights (“SARs”) in relation to a total of 5,311,568 of their stock options granted under the Company’s share based compensation plan and received 2,249,747 non-voting participating preferred shares and cash equivalent to certain withholding taxes payable in respect of the exercise of the SARs. The Company paid $35.3 million in cash consideration for the stock option repurchase and net withholding taxes relating to the exercise of the SARs. In 2012, no options were granted or expired.

Telesat Holdings Inc.

Notes to the 2012 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

24. SHARE BASED COMPENSATION PLANS  – (continued)

The compensation expenses, number of stock options granted, weighted-average fair value per option granted and the assumptions used to determine the share-based compensation expense using the Black-Scholes option pricing model were as follows:

	December 31, 2012	December 31, 2011	December 31, 2010
Compensation expense (credited to equity-settled employee benefits reserve)	$1,202	$2,654	$4,667
Number of stock options granted	—	—	22,372
Weighted-average fair value per option granted	—	—	$16.50
Weighted average assumptions:	—
Dividend yield	—	—	—
Expected volatility	—	—	31.10%
Risk-free interest rate	—	—	3.85%
Expected life (years)	—	—	10

25. EMPLOYEE BENEFIT PLANS

The Company’s net defined benefit plan expense included in operating expense consisted of the following elements:

	Defined benefit pension plans			Other post-employment benefit plans
Year ended December 31	2012	2011	2010	2012	2011	2010
Current service cost	$5,447	$3,844	$2,630	$392	$299	$232
Interest cost	9,735	9,687	9,655	1,151	1,183	1,237
Expected return on plan assets	(10,966)	(10,708)	(10,231)	—	—	—
Net defined benefit plan expense	$4,216	$2,823	$2,054	$1,543	$1,482	$1,469

The Company’s funding policy is to make contributions to its pension funds based on actuarial cost methods as permitted by pension regulatory bodies. Contributions reflect actuarial assumptions concerning future investment returns, salary projections and future service benefits. Plan assets are represented primarily by Canadian and foreign equity securities, fixed income instruments and short-term investments.

The Company provides certain health care and life insurance benefits for some of its retired employees and their dependents. Participants are eligible for these benefits generally when they retire from active service and meet the eligibility requirements for the pension plan. These benefits are funded primarily on a pay-as-you-go basis, with the retiree generally paying a portion of the cost through contributions, deductibles and coinsurance provisions.

As at December 31	2012	2011
Balance sheet obligations for:
Pension benefits	$33,662	$43,266
Other post-employment benefits	26,096	24,339
	$59,758	$67,605

Telesat Holdings Inc.

Notes to the 2012 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

25. EMPLOYEE BENEFIT PLANS  – (continued)

The obligations were included on the balance sheets as follows:

As at December 31	2012	2011
Trade and other payables	$169	$580
Other long-term liabilities	59,589	67,025
	$59,758	$67,605

The amounts recognized in the balance sheets are determined as follows:

As at December 31	2012		2011
	Pension	Other	Pension	Other
Present value of funded obligations	$221,461	$—	$211,872	$—
Fair value of plan assets	188,944	—	169,808	—
	$32,517	$—	$42,064	$—
Present value of unfunded obligations	1,145	26,096	1,202	24,339
Liability in the balance sheet	$33,662	$26,096	$43,266	$24,339

The changes in the defined benefit obligations and in the fair value of plan assets and the funded status of the defined benefit plans were as follows:

Pension and other benefits	December 31, 2012
	Pension	Other	Total
Change in benefit obligations
Defined benefit obligation, January 1, 2012	$213,074	$24,339	$237,413
Current service cost	5,447	392	5,839
Interest cost	9,735	1,151	10,886
Actuarial (gains) losses	(222)	878	656
Benefits paid	(7,182)	(698)	(7,880)
Contributions by plan participants	1,416	32	1,448
Plan amendments	338	—	338
Effect of movement in exchange rates	—	2	2
Defined benefit obligation, December 31, 2012	$222,606	$26,096	$248,702

Pension and other benefits	December 31, 2012
	Pension	Other	Total
Change in fair value of plan assets
Fair value of plan assets, January 1, 2012	$169,808	$—	$169,808
Expected return on plan assets	10,966	—	10,966
Actuarial gains	3,247	—	3,247
Benefits paid	(7,182)	(698)	(7,880)
Contributions by plan participants	1,416	32	1,448
Contributions by employer	9,839	666	10,505
Other	850	—	850
Fair value of plan assets, December 31, 2012	$188,944	$—	$188,944
Funded status
Plan deficit	$(33,662)	$(26,096)	$(59,758)
Accrued benefit liability, December 31, 2012	$(33,662)	$(26,096)	$(59,758)

Telesat Holdings Inc.

Notes to the 2012 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

25. EMPLOYEE BENEFIT PLANS  – (continued)

Pension and other benefits	December 31, 2011
	Pension	Other	Total
Change in benefit obligations
Defined benefit obligation, January 1, 2011	$175,444	$21,592	$197,036
Current service cost	3,844	299	4,143
Interest cost	9,687	1,183	10,870
Actuarial losses	30,541	2,222	32,763
Benefits paid	(7,825)	(990)	(8,815)
Contributions by plan participants	1,383	33	1,416
Plan amendments	—	—	—
Defined benefit obligation, December 31, 2011	$213,074	$24,339	$237,413

Pension and other benefits	December 31, 2011
	Pension	Other	Total
Change in fair value of plan assets
Fair value of plan assets, January 1, 2011	$166,235	$—	$166,235
Expected return on plan assets	10,708	—	10,708
Actuarial losses	(8,800)	—	(8,800)
Benefits paid	(7,825)	(990)	(8,815)
Contributions by plan participants	1,383	33	1,416
Contributions by employer	8,107	957	9,064
Fair value of plan assets, December 31, 2011	$169,808	$—	$169,808
Funded status
Plan deficit	$(43,266)	$(24,339)	$(67,605)
Accrued benefit liability, December 31, 2011	$(43,266)	$(24,339)	$(67,605)

The major categories of plan assets as a percentage of total plans assets and the expected rate of return on assets at the end of the year for each category are as follows:

	Expected return		Fair value of plan assets
As at December 31	2012	2011	2012	2011
Equity securities	8.5%	8.4%	58%	59%
Fixed income instruments	4.4%	4.4%	40%	39%
Short-term investments	3.4%	3.4%	2%	2%
Weighted average of expected return	6.8%	6.7%	100%	100%

Plan assets are valued as at the measurement date of December 31 each year. The overall expected rate of return is a weighted average of the expected returns of the various investment categories held in the asset portfolio. The Management Level Pension Fund Investment Committee and Investment Managers’ assessment of the expected returns is based on historical average return trends and market predictions.

The actual return on plan assets for the year ended December 31, 2012 was $14.2 million (December 31, 2011 — $1.9 million).

The experience adjustments on plan liabilities for the year ended December 31, 2012 was a loss of $0.7 million (December 31, 2011 — loss of $1.0 million). The experience adjustments on plan assets for the year ended December 31, 2012 was a gain of $3.3 million (December 31, 2011 — loss of $8.8 million).

Telesat Holdings Inc.

Notes to the 2012 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

25. EMPLOYEE BENEFIT PLANS  – (continued)

The significant assumptions adopted in measuring the Company’s pension and other benefit obligations were as follows:

	Pension	Other
	December 31, 2012
Accrued benefit obligation
Discount rate	4.5%	4.5%
Benefit costs for the year ended
Discount rate	4.5%	4.5%
Expected long-term rate of return on plan assets	6.5%	—
Future salary increases	3.0%	—
Pre- and post-retirement pension increases	1.1%	—

For measurement purposes, the medical trend rate for drugs was assumed to be 8.0% for 2013, decreasing by 0.2% per annum, to a rate of 4.5% per annum in 2028 and thereafter. Other medical trend rates were assumed to be 4.5%. The health care cost trend rate was assumed to be 9.5% grading down to 5.0% in 2021.

Actuarial gains and losses recognized in other comprehensive (loss) income:

	2012			2011			2010
	Pension	Other	Total	Pension	Other	Total	Pension	Other	Total
Cumulative amount at January 1	$(40,119)	$(408)	$(40,527)	$(10,505)	$1,055	$(9,450)	$—	$—	$—
Recognized during the year, net of tax (expense) benefits (2012 – $(376), 2011 – $10,486; 2010 – $3,357)	3,152	(1,565)	1,587	(29,614)	(1,463)	(31,077)	(10,505)	1,055	(9,450)
Cumulative amount at December 31	$(36,967)	$(1,973)	$(38,940)	$(40,119)	$(408)	$(40,527)	$(10,505)	$1,055	$(9,450)

Sensitivity of assumptions

The impact of a hypothetical 1% change in the health care cost trend rate on the other post-retirement benefit obligation and the aggregate of service and interest cost would have been as follows:

	Benefit obligation	Aggregate of service and interest cost
As reported	$26,096	$1,543
Impact of increase of 1% point	$2,604	$161
Impact of decrease of 1% point	$(2,143)	$(131)

The above sensitivities are hypothetical and should be used with caution. Changes in amounts based on a 1% point variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in amounts may not be linear. The sensitivities have been calculated independently of changes in other key variables. Changes in one factor may result in changes in another, which could amplify or reduce certain sensitivities.

Telesat Holdings Inc.

Notes to the 2012 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

25. EMPLOYEE BENEFIT PLANS  – (continued)

The Company expects to make contributions of $11.7 million to the defined benefit plans during the next fiscal year.

26. SUPPLEMENTAL CASH FLOW INFORMATION

As at December 31	2012	2011	2010
Cash and cash equivalents is comprised of:
Cash	$53,344	$86,500	$129,217
Short-term investments, original maturity three months or less	127,617	66,547	91,078
Restricted cash(a)	—	124,915	—
	$180,961	$277,962	$220,295
(a)	In 2011, the insurance proceeds received for the settlement of the T14R/Estrela do Sul 2 claim were restricted in use for the purpose of repaying a portion of the Company’s Senior Secured Credit Facilities or to be reinvested in satellite procurements in accordance with the terms and conditions of the Senior Secured Credit Facilities. The insurance proceeds were given as the satellite’s north solar array anomaly has diminished the amount of power available for the satellite’s transponders and reduced the operational life expectancy of the satellite. As a result of the termination of the Company’s previous Senior Secured Credit Facilities on March 28, 2012, the restrictions over the use of the insurance proceeds received for the settlement of the Telstar 14R/Estrela do Sul 2 claim are no longer applicable.

The net change in operating assets and liabilities shown in the consolidated statements of cash flows is comprised of the following:

As at December 31	2012	2011	2010
Trade and other receivables	$(21,825)	$(1,668)	$21,884
Financial assets	(13,333)	(1,604)	(541)
Other assets	(95)	(4,335)	(1,295)
Trade and other payables	11,527	(196)	(22,484)
Financial liabilities	(11,528)	(2,061)	(20,249)
Other liabilities	8,747	(3,249)	(7,130)
	$(26,507)	$(13,113)	$(29,815)

As at December 31	2012	2011	2010
Non-cash investing and financing activities are comprised of:
Purchase of satellites, property and other equipment	$101	$24,441	$24,775
Investment tax credit	$(1,023)	$—	$—
Forgiveness of satellite performance incentive payments	$5,474	$—	$—

Telesat Holdings Inc.

Notes to the 2012 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

27. COMMITMENTS AND CONTINGENT LIABILITIES

Off balance sheet commitments include operating leases, commitments for future capital expenditures and other future purchases.

Off balance sheet commitments	2013	2014	2015	2016	2017	Thereafter	Total
Operating property lease commitments	$7,095	$6,354	$5,890	$5,306	$4,766	$28,253	$57,664
Other operating leases and commitments	21,950	15,497	7,686	3,542	147	1,214	50,036
Capital commitments	32,217	—	—	—	—	—	32,217
Total off balance sheet commitments	$61,262	$21,851	$13,576	$8,848	$4,913	$29,467	$139,917

Certain of the Company’s offices, warehouses, earth stations, and office equipment are leased under various terms. The aggregate expense related to operating lease commitments for the year ended December 31, 2012 was $6.8 million (December 31, 2011 — $7.0 million, December 31, 2010 — $8.0 million). The expiry terms range from January 2013 to January 2043.

Telesat has entered into contracts for the construction and launch of Anik G1 (targeted for launch in 2013). The total outstanding commitments at December 31, 2012 are in U.S. dollars.

Telesat has agreements with various customers for prepaid revenue on several service agreements which take effect when the spacecraft is placed in service. Telesat is responsible for operating and controlling these satellites. Customer prepayments of $410.6 million (December 31, 2011 — $408.0 million), refundable under certain circumstances, are reflected in other financial liabilities, both current and long-term.

In the normal course of business, the Company has executed agreements that provide for indemnification and guarantees to counterparties in various transactions. These indemnification undertakings and guarantees may require the Company to compensate the counterparties for costs and losses incurred as a result of certain events including, without limitation, loss or damage to property, change in the interpretation of laws and regulations (including tax legislation), claims that may arise while providing services, or as a result of litigation that may be suffered by the counterparties. The nature of substantially all of the indemnification undertakings prevents the Company from making a reasonable estimate of the maximum potential amount the Company could be required to pay counterparties as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, the Company has not made any significant payments under such indemnifications.

Telesat and Loral have entered into an indemnification agreement whereby Loral will indemnify Telesat for any tax liabilities for taxation years prior to 2007 related to Loral Skynet operations. Likewise, Telesat will indemnify Loral for the settlement of any tax receivables for taxation years prior to 2007.

Special Payments to Executives and Certain Employees

On March 28, 2012, the Company authorized cash payments of $48.6 million to executives and certain employees of the Company in connection with the cash distribution made to the Company’s shareholders. Approximately $47.0 million of the $48.6 million was recorded as compensation expense at December 31, 2012, with the majority of the expense paid during the second quarter. The remaining amounts are expected to be paid over the next three years, subject to the applicable executives’ and employees’ continued employment with the Company on the payment date and other conditions.

Telesat Holdings Inc.

Notes to the 2012 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

27. COMMITMENTS AND CONTINGENT LIABILITIES  – (continued)

Legal Proceedings

The Company frequently participates in proceedings before national telecommunications regulatory authorities. In addition, the Company may also become involved from time to time in other legal proceedings arising in the normal course of its business.

We are subject to audits by taxing authorities in the various jurisdictions in which we operate. We are currently involved in various proceedings, including several tax disputes with both the Hong Kong and Brazilian tax authorities. The Hong Kong authorities challenged our offshore claim for exempt income for the years 1999 to 2005. The total tax assessed is $34 million and Loral has indemnified us for this exposure. The Brazilian tax authorities are alleging underpayments by us based on a disputed characterization of income. They have assessed additional tax of approximately $31.5 million. We believe the likelihood of an unfavorable outcome in these claims is remote and as such, no reserve has been established. However, there can be no certainty that we will be successful in these matters nor that, if we are unsuccessful in the Hong Kong proceedings, that we will be able to collect on the Loral indemnification.

Other than the above, the Company is not aware of any proceedings outstanding or threatened as of the date hereof by or against us or relating to its business which may have, or have had in the recent past, significant effects on Telesat Canada’s financial position or profitability.

28. SUBSIDIARIES

The list of significant companies included in the scope of consolidation is as follows:

Company	Country	Method of Consolidation	% voting rights December 31, 2012
Telesat Canada	Canada	Fully consolidated	100
Infosat Communications LP	Canada	Fully consolidated	100
Skynet Satellite Corporation	United States	Fully consolidated	100
Telesat Network Services, Inc.	United States	Fully consolidated	100
The SpaceConnection Inc.	United States	Fully consolidated	100
Telesat Satellite LP	United States	Fully consolidated	100
Infosat Able Holdings Inc.	United States	Fully consolidated	100
Able Infosat Communications, Inc.	United States	Fully consolidated	100
Telesat Brasil Capacidade de Satélites Ltda.	Brazil	Fully consolidated	100
Telesat (IOM) Limited	Isle of Man	Fully consolidated	100

The percentage of voting rights and interest were the same as at December 31, 2011.

29. RELATED PARTY TRANSACTIONS

The Company’s immediate shareholders are Red Isle Private Investment Inc. (“Red Isle”), a company incorporated in Canada, Loral Holdings Corporation (“Loral Holdings”), a company incorporated in the United States, Mr. John P. Cashman and Mr. Colin D. Watson, two Canadian citizens, and certain key management personnel. Red Isle is wholly-owned by PSP Investments, a Canadian Crown corporation. Loral Holdings is a wholly-owned subsidiary of Loral, a United States publically listed company.

Transactions with subsidiaries

The Company and its subsidiaries regularly engage in inter-group transactions. These transactions include the purchase and sale of satellite services and communication equipment, providing and receiving network and call centre services, access to orbital slots and management services. The transactions have been entered into over the normal course of operations. Balances and transactions between the Company and its subsidiaries have been eliminated on consolidation and therefore have not been disclosed.

Telesat Holdings Inc.

Notes to the 2012 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

29. RELATED PARTY TRANSACTIONS  – (continued)

Redemption of the Senior Preferred Shares and Issuance and Payment of a Promissory Note

On March 28, 2012, the Company redeemed all of its outstanding senior preferred shares, previously held by Red Isle, for $145.5 million in cash, which included $141.4 million of principal and $4.1 million of accrued dividends on the senior preferred shares (refer to note 19). In exchange for the redemption of the senior preferred shares, the Company issued a subordinated promissory note to Red Isle in the amount of $145.5 million (refer to note 20). The promissory note of $145.5 million together with $8.4 million of accrued interest was repaid on October 29, 2012.

Distributions to Loral Holdings and Red Isle

On March 28, 2012, the Company declared a special cash distribution to its shareholders, Loral Holdings and Red Isle, as a reduction in stated value, in the amount of $656.5 million. The special cash distribution was split $420.2 million and $236.3 million to Loral Holdings and Red Isle, respectively.

Key Management Personnel — Special Payments

In connection with the special cash distribution made to the Company’s shareholders, the Board authorized $48.6 million in special payments to the Company’s executives and certain employees. At December 31, 2012, $47.0 million of the special bonus was expensed and $45 million was paid. The remaining amounts are expected to be paid over the next three years, subject to the applicable executives’ and employees’ continued employment with the Company on the payment date and other conditions.

Independent Board of Directors Special Payment

In 2012, the Company’s four independent directors received a special payment for the assistance they provided in the assessment of various strategic alternatives explored by the Company in 2011. The amount paid to the four independent directors was, in aggregate, $0.9 million.

Compensation of executives and Board level directors

Year ended December 31	2012	2011	2010
Short-term benefits (including salary)	$10,470	$7,309	$7,262
Special payment	42,867	—	—
Post-employment benefits	1,340	720	557
Share-based payments	1,152	2,572	4,514
	$55,829	$10,601	$12,333

Transactions with related parties

The Company and certain of its subsidiaries regularly engage in transactions with related parties. The Company’s related parties include Loral, Red Isle, and Loral Canadian Gateway Corporation (“LCGC”), a wholly-owned subsidiary of Loral.

Space Systems/Loral (“SSL”) is a satellite manufacturer and a wholly-owned subsidiary of Loral. They were a related party of Telesat up to November 2, 2012 when the sale to an unrelated party was finalized by Loral.

Telesat Holdings Inc.

Notes to the 2012 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

29. RELATED PARTY TRANSACTIONS  – (continued)

During the year, the Company and its subsidiaries entered into the following transactions with related parties.

	Sale of goods and services, interest income			Purchase of goods and services, interest expense
Year ended December 31	2012	2011	2010	2012	2011	2010
Loral
Revenue	$—	$1	$166	$—	$—	$—
Operating expenses	—	—	—	6,252	4,990	5,245
Interest expense	—	—	—	1,255	1,291	1,004
Intangible assets	—	—	—	—	12,618	—
Red Isle
Interest expense	—	—	—	10,812	9,869	12,339
SSL(1)
Revenue	1,468	1,942	2,373	—	—	—
Interest expenses	—	—	—	973	995	1,092
Satellite, property and other equipment	—	—	—	49,537	180,853	168,040
LCGC
Revenue	—	324	442	—	—	—
Satellite, property and other equipment	—	—	—	—	4,586	—
(1)	The 2012 transactions include only the activities from January 1 to November 2, 2012.

The following balances were outstanding at the end of the year:

	Amounts owed by related parties		Amounts owed to related parties
At December 31	2012	2011	2012	2011
Loral
Trade receivables/payables	$—	$—	$2,486	$—
Other long-term financial assets/liabilities	2,318	2,387	6,908	28,252
Red Isle
Other current financial liabilities	—	—	—	1,650
Other long-term financial liabilities	—	—	—	—
Senior preferred shares	—	—	—	141,435
SSL(1)
Trade receivable/payable	21	380	—	4,758
Other current financial liabilities	—	—	1,320	1,047
Other long-term financial liabilities	—	—	16,927	15,018
(1)	Amounts owed by/to SSL are the amounts outstanding as at December 31, 2012, which related to transactions entered into prior to November 2, 2012.

The amounts outstanding are unsecured and will be settled in cash.

Telesat Holdings Inc.

Notes to the 2012 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

29. RELATED PARTY TRANSACTIONS  – (continued)

The Company has entered into a contract for the construction of Anik G1 with SSL. The total outstanding commitments at December 31, 2012 were $1.2 million (December 31, 2011 — $50.9 million).

Stock Option Repurchase and Exercise of Share Appreciation Rights

In December 2012, the Board approved the repurchase for cash consideration of 20% of all vested stock options. A total of 1,660,619 options were repurchased by the Company. Also in December 2012, certain executives exercised their share appreciation rights (“SARs”) granted under the Company’s share based compensation plan and received 2,249,747 non-voting participating preferred shares and cash equivalent to certain withholding taxes payable in respect of the exercise of the SARs.

Other related party transactions

The Company funds certain defined benefit pension plans. Contributions made to the plans for the year ended December 31, 2012 were $10.7 million (December 31, 2011 — $8.1 million).

30. CONDENSED CONSOLIDATING FINANCIAL INFORMATION

The 12.5% Senior Subordinated Notes were co-issued by Telesat LLC and Telesat Canada, (“the Issuers”) which are 100% owned subsidiaries of Telesat, and were guaranteed fully and unconditionally, on a joint and several basis, by Telesat and certain of its subsidiaries.

The condensed consolidating financial information below for the year ended December 31, 2012, the year ended December 31, 2011, and the year ended December 31, 2010 are presented pursuant to Article 3-10(d) of Regulation S-X. The information presented consists of the operations of Telesat Holdings Inc. Telesat Holdings Inc. primarily holds investments in subsidiaries and equity. Telesat LLC, a U.S. Delaware corporation, is a financing subsidiary that has no assets, liabilities or operations.

The condensed consolidating financial information reflects the investments of Telesat Holdings Inc. in the Issuers, of the Issuers in their respective Guarantor and Non-Guarantor subsidiaries and of the Guarantors in their Non-Guarantor subsidiaries using the equity method.

Condensed Consolidating Statements of Income (Loss)
For the year ended December 31, 2012

	Telesat Holdings	Telesat LLC	Telesat Canada	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Adjustments	Consolidated
Revenue	$—	$—	$782,814	$149,277	$18,959	$(105,240)	$845,810
Operating expenses	(15)	—	(201,132)	(128,070)	(21,384)	105,240	(245,361)
	(15)	—	581,682	21,207	(2,425)	—	600,449
Depreciation	—	—	(160,283)	(48,106)	(296)	—	(208,685)
Amortization	—	—	(36,168)	268	(65)	—	(35,965)
Other operating gains (losses), net	—	—	5,946	(56)	—	—	5,890
Operating (loss) income	(15)	—	391,177	(26,687)	(2,786)	—	361,689
Income (loss) from equity investments	29,497	—	(29,119)	(3,099)	—	2,721	—
Interest expense	(2,380)	—	(239,782)	(44)	—	—	(242,206)
Loss on financing	—	—	(77,278)	—	—	—	(77,278)
Interest and other income	—	—	839	521	1	—	1,361
Loss on changes in fair value of financial instruments	—	—	(58,984)	—	—	—	(58,984)
Gain (loss) on foreign exchange	—	—	78,466	3,903	(3,515)	—	78,854
Income (loss) before tax	27,102	—	65,319	(25,406)	(6,300)	2,721	63,436
Tax expense	—	—	(35,822)	(335)	(177)	—	(36,334)
Net income (loss)	$27,102	$—	$29,497	$(25,741)	$(6,477)	$2,721	$27,102

Condensed Consolidating Statement of Income (Loss)
For the year ended December 31, 2011

	Telesat Holdings	Telesat LLC	Telesat Canada	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Adjustments	Consolidated
Revenue	$—	$—	$742,728	$110,203	$20,286	$(64,856)	$808,361
Operating expenses	—	—	(134,137)	(95,827)	(22,657)	64,856	(187,765)
	—	—	608,591	14,376	(2,371)	—	620,596
Depreciation	—	—	(146,581)	(51,711)	(334)	—	(198,626)
Amortization	—	—	(42,480)	1,541	(82)	—	(41,021)
Other operating gains (losses), net	—	—	116,063	(1,989)	(6)	—	114,068
Operating income (loss)	—	—	535,593	(37,783)	(2,793)	—	495,017
Income (loss) from equity investments	247,144	—	(40,204)	(3,049)	—	(203,891)	—
Interest (expense) income	(9,869)	—	(219,590)	2,421	(13)	—	(227,051)
Interest and other income	—	—	86	1,465	3	—	1,554
Gain on changes in fair value of financial instruments	—	—	98,585	—	—	—	98,585
(Loss) gain on foreign exchange	—	—	(75,155)	(6,084)	2,395	—	(78,844)
Income (loss) before tax	237,275	—	299,315	(43,030)	(408)	(203,891)	289,261
Tax (expense) recovery	—	—	(52,171)	106	79	—	(51,986)
Net income (loss)	$237,275	$—	$247,144	$(42,924)	$(329)	$(203,891)	$237,275

Condensed Consolidating Statement of Income (Loss)
For the year ended December 31, 2010

	Telesat Holdings	Telesat LLC	Telesat Canada	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Adjustments	Consolidated
Revenue	$—	$—	$745,689	$98,049	$23,839	$(46,216)	$821,361
Operating expenses	—	—	(144,180)	(83,375)	(25,125)	46,216	(206,464)
	—	—	601,509	14,674	(1,286)	—	614,897
Depreciation	—	—	(147,892)	(53,948)	(343)	—	(202,183)
Amortization	—	—	(47,395)	2,126	(199)	—	(45,468)
Other operating income, net	—	—	75,023	7,995	—	—	83,018
Operating income (loss)	—	—	481,245	(29,153)	(1,828)	—	450,264
Income (loss) from equity investments	298,439	—	(30,096)	(32,013)	—	(236,330)	—
Interest (expense) income	(12,338)	—	(244,372)	125	3	—	(256,582)
Interest and other income (expense)	—	—	4,316	1,517	(81)	—	5,752
Loss on changes in fair value of financial instruments	—	—	(11,168)	—	—	—	(11,168)
Gain (loss) on foreign exchange	—	—	162,921	7,333	(6,288)	—	163,966
Income (loss) before tax	286,101	—	362,846	(52,191)	(8,194)	(236,330)	352,232
Tax expense	—	—	(64,407)	(1,169)	(555)	—	(66,131)
Net income (loss)	$286,101	$—	$298,439	$(53,360)	$(8,749)	$(236,330)	$286,101

Condensed Consolidating Balance Sheets
As at December 31, 2012

	Telesat Holdings	Telesat LLC	Telesat Canada	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Adjustments	Consolidated
Assets
Cash and cash equivalents	$—	$—	$158,516	$19,508	$2,937	$—	$180,961
Trade and other receivables	—	—	39,694	21,938	2,130	—	63,762
Other current financial assets	—	—	41	195	6,563	—	6,799
Intercompany receivable	—	—	392,051	179,338	140,267	(711,656)	—
Prepaid expenses and other current assets	—	—	15,660	7,217	69	—	22,946
Total current assets	—	—	605,962	228,196	151,966	(711,656)	274,468
Satellites, property and other equipment	—	—	1,794,447	294,628	1,679	—	2,090,754
Other long-term financial assets	—	—	125,135	5,992	408	—	131,535
Other long-term assets	—	—	3,807	885	—	—	4,692
Intangible assets	—	—	813,923	44,735	39	—	858,697
Investment in affiliates	1,072,435	—	1,126,642	695,607	261	(2,894,945)	—
Goodwill	—	—	2,078,056	343,876	24,671	—	2,446,603
Total assets	$1,072,435	$—	$6,547,972	$1,613,919	$179,024	$(3,606,601)	$5,806,749
Liabilities
Trade and other payables	$—	$—	$20,803	$13,284	$1,622	$—	$35,709
Other current financial liabilities	—	—	87,418	1,519	1,654	—	90,591
Intercompany payable	45,703	—	221,297	409,393	35,263	(711,656)	—
Other current liabilities	—	—	76,037	1,349	544	—	77,930
Current indebtedness	—	—	31,952	1	—	—	31,953
Total current liabilities	45,703	—	437,507	425,546	39,083	(711,656)	236,183
Long-term indebtedness	—	—	3,374,977	—	—	—	3,374,977
Deferred tax liabilities (assets)	—	—	485,541	(378)	—	—	485,163
Other long-term financial liabilities	—	—	278,212	3,250	—	—	281,462
Other long-term liabilities	—	—	391,614	10,525	93	—	402,232
Total liabilities	45,703	—	4,967,851	438,943	39,176	(711,656)	4,780,017
Shareholders’ Equity
Share capital	656,394	—	1,518,716	1,096,668	104,434	(2,719,818)	656,394
Accumulated earnings	373,042	—	(2,924)	145,484	35,216	(177,776)	373,042
Reserves	(2,704)	—	64,329	(67,176)	198	2,649	(2,704)
Total shareholders’ equity	1,026,732	—	1,580,121	1,174,976	139,848	(2,894,945)	1,026,732
Total liabilities and shareholders’ equity	$1,072,435	$—	$6,547,972	$1,613,919	$179,024	$(3,606,601)	$5,806,749

Condensed Consolidating Balance Sheet
As at December 31, 2011

	Telesat Holdings	Telesat LLC	Telesat Canada	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Adjustments	Consolidated
Assets
Cash and cash equivalents	$—	$—	$256,837	$18,654	$2,471	$—	$277,962
Trade and other receivables	—	—	27,010	18,670	1,109	—	46,789
Other current financial assets	—	—	26	255	6,729	—	7,010
Intercompany receivable	—	—	349,662	137,658	148,153	(635,473)	—
Prepaid expenses and other current assets	—	—	14,052	8,019	55	—	22,126
Total current assets	—	—	647,587	183,256	158,517	(635,473)	353,887
Satellites, property and other equipment	—	—	1,808,997	340,992	1,926	—	2,151,915
Other long-term financial assets	—	—	141,084	896	428	—	142,408
Other long-term assets	—	—	3,010	2,526	—	—	5,536
Intangible assets	—	—	848,898	47,077	103	—	896,078
Investment in affiliates	1,878,938	—	1,184,893	1,495,142	260	(4,559,233)	—
Goodwill	—	—	2,078,056	343,876	24,671	—	2,446,603
Total assets	$1,878,938	$—	$6,712,525	$2,413,765	$185,905	$(5,194,706)	$5,996,427
Liabilities
Trade and other payables	$—	$—	$33,405	$9,118	$2,633	$—	$45,156
Other current financial liabilities	1,650	—	79,995	1,308	35	—	82,988
Intercompany payable	45,689	—	179,352	375,012	35,420	(635,473)	—
Other current liabilities	—	—	64,393	3,111	373	—	67,877
Current indebtedness	—	—	86,494	1	—	—	86,495
Total current liabilities	47,339	—	443,639	388,550	38,461	(635,473)	282,516
Long-term indebtedness	—	—	2,748,131	—	—	—	2,748,131
Deferred tax liabilities (assets)	—	—	452,208	(312)	—	—	451,896
Other long-term financial liabilities	—	—	255,630	3,862	291	—	259,783
Other long-term liabilities	—	—	411,533	10,726	243	—	422,502
Senior preferred shares	141,435	—	—	—	—	—	141,435
Total liabilities	188,774	—	4,311,141	402,826	38,995	(635,473)	4,306,263
Shareholders’ Equity
Share capital	1,298,178	—	2,320,730	1,898,682	104,434	(4,323,846)	1,298,178
Accumulated earnings	369,992	—	35,415	176,382	42,071	(253,868)	369,992
Reserves	21,994	—	45,239	(64,125)	405	18,481	21,994
Total shareholders’ equity	1,690,164	—	2,401,384	2,010,939	146,910	(4,559,233)	1,690,164
Total liabilities and shareholders’ equity	$1,878,938	$—	$6,712,525	$2,413,765	$185,905	$(5,194,706)	$5,996,427

Condensed Consolidating Statements of Cash Flows
For the year ended December 31, 2012

	Telesat Holdings	Telesat LLC	Telesat Canada	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Adjustments	Consolidated
Cash flows from operating activities
Net income (loss)	$27,102	$—	$29,497	$(25,741)	$(6,477)	$2,721	$27,102
Adjustments to reconcile net income (loss) to cash flows from operating activities:
Amortization and depreciation	—	—	196,451	47,838	361	—	244,650
Deferred tax expense (recovery)	—	—	37,973	(74)	—	—	37,899
Unrealized foreign exchange (gain) loss	—	—	(81,459)	(5,293)	3,381	—	(83,371)
Loss on derivatives	—	—	58,984	—	—	—	58,984
Share-based compensation	—	—	868	211	123	—	1,202
(Income) loss from equity investments	(29,497)	—	29,119	3,099	—	(2,721)	—
Loss on disposal of assets	—	—	722	56	—	—	778
Reversal of impairment loss on intangible assets	—	—	(1,194)	—	—	—	(1,194)
Loss on financing	—	—	77,278	—	—	—	77,278
Other	—	—	(37,868)	(10,784)	(210)	—	(48,862)
Customer prepayments on future satellite services	—	—	40,345	—	—	—	40,345
Insurance proceeds	—	—	314	—	—	—	314
Repurchase of stock options and exercise of share appreciation rights	—	—	(32,393)	(2,367)	(506)	—	(35,266)
Operating assets and liabilities	(1,635)	—	(34,261)	5,444	3,945	—	(26,507)
Net cash (used in) from operating activities	$(4,030)	$—	$284,376	$12,389	$617	$—	$293,352
Cash flows from investing activities
Satellite programs	$—	$—	$(161,536)	$(1,013)	$—	$—	$(162,549)
Purchase of other property and equipment	—	—	(5,252)	(2,240)	(119)	—	(7,611)
Purchase of intangible assets	—	—	—	(166)	—	—	(166)
Proceeds from sale of assets	—	—	34	38	—	—	72
Return of capital from subsidiaries	802,011	—	—	802,011	—	(1,604,022)	—
Dividends received	—	—	7,063	—	—	(7,063)	—
Net cash from (used in) investing activities	$802,011	$—	$(159,691)	$798,630	$(119)	$(1,611,085)	$(170,254)
Cash flows from financing activities
Proceeds from indebtedness	$—	$—	$3,306,865	$—	$—	$—	$3,306,865
Proceeds from issue of promissory note	—	—	145,466	—	—	—	145,466
Repayment of promissory note	—	—	(145,466)	—	—	—	(145,466)
Repayment of Loral Notes	—	—	(20,821)	—	—	—	(20,821)
Repayment of indebtedness	—	—	(2,611,220)	—	—	—	(2,611,220)
Repayment of senior preferred shares	(141,435)	—	—	—	—	—	(141,435)
Payment of premium on early retirement of indebtedness	—	—	(39,444)	—	—	—	(39,444)
Payment of debt issue costs	—	—	(52,030)	—	—	—	(52,030)
Return of capital to shareholders	(656,546)	—	(802,011)	(802,011)	—	1,604,022	(656,546)
Satellite performance incentive payments	—	—	(4,345)	(237)	—	—	(4,582)
Dividends paid	—	—	—	(7,063)	—	7,063	—
Net cash (used in) from financing activities	$(797,981)	$—	$(223,006)	$(809,311)	$—	$1,611,085	$(219,213)
Effect of changes in exchange rates on cash and cash equivalents	$—	$—	$—	$(854)	$(32)	$—	$(886)
(Decrease) increase in cash and cash equivalents	$—	$—	$(98,321)	$854	$466	$—	$(97,001)
Cash and cash equivalents, beginning of year	—	—	256,837	18,654	2,471	—	277,962
Cash and cash equivalents, end of year	$—	$—	$158,516	$19,508	$2,937	$—	$180,961

Condensed Consolidating Statement of Cash Flow
For the year ended December 31, 2011

	Telesat Holdings	Telesat LLC	Telesat Canada	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Adjustments	Consolidated
Cash flows from operating activities
Net income (loss)	$237,275	$—	$247,144	$(42,924)	$(329)	$(203,891)	$237,275
Adjustments to reconcile net income (loss) to cash flows from operating activities:
Amortization and depreciation	—	—	189,061	50,170	416	—	239,647
Deferred tax expense (recovery)	—	—	52,099	(145)	(100)	—	51,854
Unrealized foreign exchange loss (gain)	—	—	66,375	4,045	(2,714)	—	67,706
Gain on derivatives	—	—	(87,914)	—	—	—	(87,914)
Dividends on senior preferred shares	1,650	—	—	—	—	—	1,650
Share-based compensation	—	—	2,073	383	198	—	2,654
(Loss) income from equity investments	(247,144)	—	40,204	3,049	—	203,891	—
Loss on disposal of assets	—	—	588	879	16	—	1,483
Impairment loss on intangible assets	—	—	18,368	1,100	—	—	19,468
Insurance proceeds	—	—	(135,019)	—	—	—	(135,019)
Other	—	—	(28,167)	(2,876)	242	—	(30,801)
Customer prepayments on future satellite services	—	—	55,268	2,500	—	—	57,768
Insurance proceeds	—	—	11,228	—	—	—	11,228
Operating assets and liabilities	(2,075)	—	1,944	(15,262)	2,280	—	(13,113)
Net cash (used in) from operating activities	$(10,294)	$—	$433,252	$919	$9	$—	$423,886
Cash flows from investing activities
Satellite programs	$—	$—	$(302,193)	$(54,006)	$—	$—	$(356,199)
Purchases of other property and equipment	—	—	(16,137)	(1,374)	(55)	—	(17,566)
Purchase of intangible assets	—	—	—	(12,618)	—	—	(12,618)
Insurance proceeds	—	—	135,019	—	—	—	135,019
Proceeds from sale of assets	—	—	148	—	—	—	148
Business acquisitions	—	—	(9,264)	9,264	—	—	—
Dividends received	—	—	8,633	—	—	(8,633)	—
Net cash used in investing activities	$—	$—	$(183,794)	$(58,734)	$(55)	$(8,633)	$(251,216)
Cash flows from financing activities
Repayment of indebtedness	$—	$—	$(108,741)	$—	$—	$—	$(108,741)
Dividends paid on preferred shares	(10)	—	—	—	—	—	(10)
Satellite performance incentive payments	—	—	(5,928)	—	—	—	(5,928)
Intercompany loan	10,304	—	(74,634)	64,330	—	—	—
Dividends paid	—	—	—	(8,633)	—	8,633	—
Net cash from (used in) financing activities	$10,294	$—	$(189,303)	$55,697	$—	$8,633	$(114,679)
Effect of changes in exchange rates on cash and cash equivalents	—	—	—	(363)	39	—	(324)
Increase (decrease) in cash and cash equivalents	$—	$—	$60,155	$(2,481)	$(7)	$—	$57,667
Cash and cash equivalents, beginning of year	—	—	196,682	21,135	2,478	—	220,295
Cash and cash equivalents, end of year	$—	$—	$256,837	$18,654	$2,471	$—	$277,962

Condensed Consolidating Statement of Cash Flow
For the year ended December 31, 2010

	Telesat Holdings	Telesat LLC	Telesat Canada	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Adjustments	Consolidated
Cash flows from operating activities
Net income (loss)	$286,101	$—	$298,439	$(53,360)	$(8,749)	$(236,330)	$286,101
Adjustments to reconcile net income (loss) to cash flows from operating activities:
Amortization and depreciation	—	—	195,287	51,822	542	—	247,651
Deferred tax expense	—	—	63,277	146	429	—	63,852
Unrealized foreign exchange (gain) loss	—	—	(168,787)	(7,502)	6,273	—	(170,016)
Loss on derivatives	—	—	13,955	—	—	—	13,955
Dividends on senior preferred shares	2,075	—	—	—	—	—	2,075
Share-based compensation	—	—	3,691	635	341	—	4,667
(Income) loss from equity investments	(298,439)	—	30,096	32,013	—	236,330	—
Gain on disposal of assets	—	—	(3,754)	(72)	—	—	(3,826)
Reversal of impairment loss on satellites, property and other equipment	—	—	—	(7,923)	—	—	(7,923)
Reversal of impairment loss on intangible assets	—	—	(71,269)	—	—	—	(71,269)
Other	—	—	(24,600)	(315)	(15)	—	(24,930)
Customer prepayments on future satellite services	—	—	30,982	—	—	—	30,982
Operating assets and liabilities	10,293	—	(44,971)	2,867	1,996	—	(29,815)
Net cash from operating activities	$30	$—	$322,346	$18,311	$817	$—	$341,504
Cash flows from investing activities
Satellite programs	$—	$—	$(257,725)	$—	$—	$—	$(257,725)
Purchase of other property and equipment	—	—	(2,299)	(1,556)	(111)	—	(3,966)
Proceeds from sale of assets	—	—	26,782	144	—	—	26,926
Other	—	—	10,000	—	—	(10,000)	—
Net cash used in investing activities	$—	$—	$(223,242)	$(1,412)	$(111)	$(10,000)	$(234,765)
Cash flows from financing activities
Repayment of indebtedness	$—	$—	$(34,946)	$—	$—	$—	$(34,946)
Dividends paid on preferred shares	(30)	—	—	—	—	—	(30)
Satellite performance incentive payments	—	—	(5,099)	—	—	—	(5,099)
Dividends paid	—	—	—	(10,000)	—	10,000	—
Net cash (used in) from financing activities	$(30)	$—	$(40,045)	$(10,000)	$—	$10,000	$(40,075)
Effect of changes in exchange rates on cash and cash equivalents	$—	$—	$—	$4	$(562)	$—	$(558)
Increase in cash and cash equivalents	$—	$—	$59,059	$6,903	$144	$—	$66,106
Cash and cash equivalents, beginning of year	—	—	137,623	14,232	2,334	—	154,189
Cash and cash equivalents, end of year	$—	$—	$196,682	$21,135	$2,478	$—	$220,295