Form 20-F/A
period 2012-12-31
Telesat Holdings Inc.
filed 2013-02-26
CIK 1465191

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).Yes ☐ No ☒

Explanatory Note

This Amendment No. 1 to the Annual Report of Telesat Holdings Inc. (“Telesat” or “the Company”) on Form 20-F for the fiscal year ended December 31, 2012 (“2012 Form 20-F”) is being filed solely to amend the estimate of cash requirements to fund commitments for capital expenditures and operating leases in fiscal 2013 as set out in “Item 5 – Operating and Financial Review and Prospects – Liquidity and Capital Resources – Cash and Available Credit” on page 56 of the 2012 Form 20-F.

Item 5 Operating and Financial Review and Prospects is being refiled in its entirety.

This Amendment No. 1 does not reflect events occurring after February 21, 2013, the original filing date of the 2012 Form 20-F. Other than the items listed above, there are no other changes to the 2012 Form 20-F.

TABLE OF CONTENTS

		Page
	PART I

Item 5.	Operating and Financial Review and Prospects	1

	PART III

Item 19.	Exhibits

	EXHIBIT 12.1 Section 302 Certification of Chief Executive Officer
	EXHIBIT 12.2 Section 302 Certification of Chief Financial Officer
	EXHIBIT 13.1 Section 906 Certification of Chief Executive Officer
	EXHIBIT 13.2 Section 906 Certification of Chief Financial Officer

i

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

Below are the foreign exchange rates used in our annual financial statements:

	2012	2011	2010
USD to CAD spot rate at December 31	0.9921	1.0213	0.9980
USD to CAD average rates for the year	1.0013	0.9850	1.0406

Revenue

	Year Ended December 31,			% Increase (Decrease)
(in millions of Canadian dollars except percentages)	2012	2011	2010	2012 vs. 2011
Broadcast	$439	$436	$454	1%
Enterprise	381	342	335	11%
Consulting and other	26	30	32	(13)%
Total revenue	$846	$808	$821	5%

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

Expenses

	Year Ended December 31,			% Increase (Decrease)
(in millions of Canadian dollars except percentages)	2012	2011	2010	2012 vs. 2011
Depreciation	$209	$199	$202	5%
Amortization	36	41	45	(12)%
Operating expenses	245	188	206	30%
Other operating gains, net	(6)	(114)	(83)	(95)%
Total expenses	$484	$314	$370	54%

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

Operating Expenses

	Year Ended December 31,			% Increase (Decrease)
(in millions of Canadian dollars except percentages)	2012	2011	2010	2012 vs. 2011
Compensation and employee benefits	$116	$62	$66	87%
Other operating expenses	47	48	52	(2)%
Cost of sales	82	78	88	5%
Total operating expenses	$245	$188	$206	30%

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

Other Operating Gains, Net

	Year Ended December 31,			% Increase (Decrease)
(in millions of Canadian dollars except percentages)	2012	2011	2010	2012 vs. 2011
Insurance proceeds	$—	$135	$—	(100)%
Impairment reversal (loss) on intangible assets	1	(20)	71	—
Impairment reversal on tangible assets	—	—	8	—
Gain on forgiveness of satellite incentive payments	6	—	—	100%
(Loss) gain on disposal of assets	(1)	(1)	4	—
Total other operating gains, net	$6	$114	$83	(95)%

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

Interest Expense

	Year Ended December 31,			% Increase (Decrease)
(in millions of Canadian dollars except percentages)	2012	2011	2010	2012 vs. 2011
Debt service costs	$243	$244	$254	—
Interest expense on performance incentive payments	4	4	5	—
Interest on senior preferred shares	2	10	12	(80)%
Interest expense on PSP Note	9	—	—	100%
Interest expense on Loral Notes	1	1	1	—
Capitalized interest	(17)	(32)	(15)	(47)%
Interest expense	$242	$227	$257	7%

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

Loss on Financing

	Year Ended December 31,			% Increase (Decrease)
(in millions of Canadian dollars except percentages)	2012	2011	2010	2012 vs. 2011
Loss on financing	$77	$—	$—	100%

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

Income Taxes

	Year Ended December 31,			% Increase (Decrease)
(in millions of Canadian dollars except percentages)	2012	2011	2010	2012 vs. 2011
Current income tax (recovery) expense	$(2)	$—	$2	(100)%
Deferred income tax expense	38	52	64	(27)%
Total income tax expense	$36	$52	$66	(31)%

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

As at December 31, 2012, our commitments for capital expenditures and operating leases expected to be paid in fiscal 2013 were $32 million and $29 million, respectively. For fiscal 2013, we also expect our repayment in principal and interest payments on long-term debt (including the swaps) to be approximately $291 million. We expect to meet our cash needs for fiscal 2013 through a combination of cash and short-term investments, cash flow from operations, cash flow from customer prepayments or through borrowings on available lines of credit under the Credit Facility.

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

	2013	2014	2015	2016	2017	After 2017	Total
	(in millions of Canadian dollars)
Senior Secured Credit Facilities and Notes, excluding interest and amortization of debt issue costs (1)	$43.9	$68.9	$68.9	$93.9	$1,427.2	$1,782.5	$3,485.3
Interest on long-term debt	195.2	181.0	178.0	174.4	121.2	94.2	944.0
Swaps, including interest	52.1	208.2	1.5	0.8	—	—	262.6
Operating leases	7.1	6.3	5.9	5.3	4.8	28.3	57.7
Other contractual obligations	22.0	15.5	7.7	3.5	0.1	1.2	50.0
Post-retirement and employment benefit payments (2)	8.2	8.8	10.1	11.1	12.1	80.6	130.9
Commitments for capital expenditures (3)	32.2	—	—	—	—	—	32.2
Deferred satellite performance incentive payments, including interest	9.8	8.2	8.2	8.2	8.2	39.5	82.1
Total	$370.5	$496.9	$280.3	$297.2	$1,573.6	$2,026.3	$5,044.8

(1)	See Note 18 to the Company’s audited consolidated financial statements at December 31, 2012.

(2)	Benefit payments to 2022 only as obligations beyond this date are not quantifiable.

(3)	The commitments for capital expenditures include the construction, launch and insurance of the Anik G1 satellite (see note 27 to the Company’s audited consolidated financial statements at December 31, 2012).

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

Foreign Exchange Rate Exposure (Long-term Debt)
(CAD millions, beginning of year)	2013	2014	2015	2016	2017	Thereafter	Fair Value
							Dec 31, 2012
Long-term debt (USD denominated):
US Term Loan	$1,702.8	$1,685.7	$1,668.6	$1,651.5	$1,634.4	$1,617.3
Senior and Senior Subordinated Notes	1,108.4	1,108.4	1,108.4	1,108.4	1,108.4	—
Foreign exchange exposure	$2,811.2	$2,794.1	$2,777.0	$2,759.9	$2,742.8	$1,617.3
Foreign exchange derivatives:
Cross-currency basis swaps	(993.4)	(982.9)	—	—	—	—	$(192.2)
Net foreign exchange exposure	$1,817.8	$1,811.2	$2,777.0	$2,759.9	$2,742.8	$1,617.3

Interest Rate Exposure
(CAD millions, beginning of year)	2013	2014	2015	2016	2017	Thereafter	Fair Value
							Dec 31, 2012
Long-term debt exposed to variable interest rate (1) :
CAD denominated (CDOR + spread)	$1,663.0	$1,625.8	$425.0	$375.0	$300.0	$—
CAD denominated (CDOR with 1.25% floor + spread)	174.1	172.3	170.5	168.7	166.9	165.1
USD denominated (Libor with 1.00% floor + spread)	709.4	702.8	1,668.6	1,651.5	1,634.4	1,617.3
Interest rate exposure	$2,546.5	$2,500.9	$2,264.1	$2,195.2	$2,101.3	$1,782.4
Interest rate derivatives:
Variable to fixed (CAD notional)	$(1,230.0)	$(1,480.0)	$(550.0)	$(250.0)	$—	$—	$(34.4)
Weighted average fixed rate (before spread)	2.83%	2.63%	1.52%	1.62%	—	—
Variable to fixed (USD notional) (2)	—	(297.6)	(297.6)	(297.6)	—	—	$(2.2)
Weighted average fixed rate (before spread)	—	1.46%	1.46%	1.46%	—	—
Total interest rate exposure mitigated	$(1,230.0)	$(1,777.6)	$(847.6)	$(547.6)	$—	$—
Net interest rate exposure	$1,316.5	$723.3	$1,416.5	$1,647.6	$2,101.3	$1,782.4

(1)	Net of impact of cross-currency basis swaps

(2)	Variable rate is greater of 3 month Libor or 1.00%

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

The following is a reconciliation of net income, which is an IFRS measure of our operating results, to Consolidated EBITDA for Covenant Purposes, as defined in the Credit Agreement and the calculation of the ratio of Consolidated Total Secured Debt to Consolidated EBITDA for Covenant Purposes as defined in the Credit Agreement. The terms and related calculations are defined in the Credit Agreement, a copy of which are publicly available at www.sec.gov .

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

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Telesat Holdings Inc.

/s/ Daniel S. Goldberg
Name: Daniel S. Goldberg
Title: President and Chief Executive Officer

Date: February 26, 2013

