Form 20-F
period 2013-12-31
Telesat Holdings Inc.
filed 2014-02-24
CIK 1465191

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: Common Shares — 74,252,460; Director Voting Preferred Shares — 1,000; Non-Voting Participating Preferred Shares — 38,237,157; and Voting Participating Preferred Shares — 7,034,444.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.Yes ☒ No ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).Yes ☐ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

i

Unless otherwise indicated or the context otherwise requires, references in this Annual Report to “Telesat,” “we,” “the Company,” “the combined company” and “our” mean Telesat Holdings Inc. and its subsidiaries, including Telesat Canada, its principal operating subsidiary. References to “Telesat Holdings” mean Telesat Holdings Inc., to the exclusion of its subsidiaries.

References to the “Senior Notes” mean the 6.0% Senior Notes due May 15, 2017 issued by Telesat Canada and Telesat LLC, as the Co-Issuer.

References to the “Senior Secured Credit Facilities” mean the four outstanding secured credit facilities comprising a Term Loan A and a revolving facility maturing in March 2017 and two Term Loan B maturing in March 2019.

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

	Year Ended December 31,
	2009	2010	2011	2012	2013
High	1.3012	1.0758	1.0547	1.0410	1.0706
Low	1.0236	0.9980	0.9433	0.9685	0.9832
Year End	1.0532	0.9980	1.0213	0.9921	1.0623
Average Rate	1.1373	1.0360	0.9869	0.9989	1.0351

The following table sets forth, for each of the last six months, the low and high exchange rates for U.S. dollars expressed in Canadian dollar terms and the exchange rate on the last day of each month based on the closing rate as reported by Bloomberg.

	Last Six Months
	August	September	October	November	December	January
High	1.0537	1.0544	1.0479	1.0614	1.0706	1.1171
Low	1.0289	1.022	1.0286	1.0418	1.0585	1.0635
End of Month	1.0537	1.0309	1.0431	1.0614	1.0623	1.1128

On February 20, 2014, the closing rate as reported by Bloomberg was USD $1.00 = CAD $1.1099. Unless the context states or requires otherwise, for purposes of United States dollars and Canadian dollar conversions contained in this Annual Report, we have assumed the conversion rate of USD $1.00/CAD $1.0623, which is the closing rate on December 31, 2013 as reported on Bloomberg.

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

These forward-looking statements are based on our current expectations and are subject to a number of risks, uncertainties and assumptions. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. Important factors that could cause actual results to differ materially from those in forward-looking statements include:

•	Our in-orbit satellites may fail to operate as expected due to operational anomalies resulting in lost revenues, increased costs and/or termination of contracts.
•	The actual orbital maneuver lives of our satellites may be shorter than we anticipate and we may be required to reduce available capacity on our satellites prior to the end of their orbital maneuver lives.
•	Our satellite launches may be delayed, we may suffer launch failures or our satellites may fail to reach their planned orbital locations. Any such issue could result in the loss of a satellite or cause significant delays in the deployment of the satellite which could have a material adverse effect on our results of operations, business prospects and financial condition.
•	Our insurance will not protect us against all satellite-related losses. Further, we may not be able to renew insurance on our existing satellites or obtain insurance on future satellites on acceptable terms or at all and, for certain of our existing satellites, we have elected to forego obtaining insurance.
•	Replacing a satellite upon the end of its service life will require us to make significant expenditures and may require us to obtain shareholder approval.
•	We are subject to significant and intensifying competition. We experience competition both within the satellite industry and from other providers of communications capacity. Our failure to compete effectively would result in a loss of revenues and a decline in profitability, which would adversely affect our results of operations, business prospects and financial condition.
•	Fluctuations in available satellite capacity could adversely affect our results.
•	Reductions in government spending could reduce demand for our services.

•	Changes in technology, video distribution methods and demand could have a material adverse effect on our results of operations, business prospects and financial condition.
•	We derive a substantial amount of our revenues from only a few of our customers. A loss of, or default by, one or more of these major customers, or a material adverse change in any such customer’s business or financial condition, could materially reduce our future revenues and contracted backlog.
•	We operate in a highly regulated industry and government regulations may adversely affect our ability to sell our services, or increase the expense of such services or otherwise limit our ability to operate or grow our business.
•	Our operations may be limited or precluded by ITU rules or processes, and we are required to coordinate our operations with those of other satellite operators.
•	If we do not occupy unused orbital locations by specified deadlines, or do not maintain satellites in orbital locations we currently use, those orbital locations may become available for other satellite operators to use.
•	Our business is capital intensive, and we may not be able to raise adequate capital to finance our business strategies, or we may be able to do so only on terms that significantly restrict our ability to operate our business.
•	Market conditions may make it difficult to extend the maturity of or refinance our existing indebtedness and any failure to do so could have a material adverse effect on our business.
•	Significant changes in exchange rates could have a material adverse effect on our financial results.
•	Significant changes in exchange rates could materially increase our interest and other payment obligations under our financing arrangements.
•	The soundness of financial institutions and counterparties could adversely affect us.
•	We may experience a failure of ground operations infrastructure or interference with our satellite signals that impairs the commercial performance of, or the services delivered over, our satellites or the satellites of other operators for whom we provide ground services, which could result in a material loss of revenues.
•	Interruption or failure of, or cyber-attacks on, our information technology and communications systems could hurt our ability to operate our business effectively, which could harm our business and operating results.
•	Our dependence on outside contractors could result in delays related to the design, manufacture and launch of our new satellites, which could in turn adversely affect our operating results and prospects.
•	A natural disaster could diminish our ability to provide communications service.
•	Our future reported net income could be adversely affected by impairments of the value of certain intangible assets.
•	We may pursue acquisitions, dispositions and strategic transactions which could result in the incurrence of additional costs, liabilities or expenses in connection with the implementation of such transactions.
•	We could experience the departure of key employees or may be unable to recruit the employees needed for our success.
•	The content of third-party transmissions over our satellites may affect us since we could be subject to sanctions by various governmental entities for the transmission of certain content.
•	Our failure to maintain or obtain authorizations under and comply with the U.S. export control and trade sanctions laws and regulations could have a material adverse effect on our results of operations, business prospects and financial condition.

•	We are subject to risks associated with doing business internationally.
•	Enforcement of civil liabilities against us may be more difficult because we are a Canadian corporation.
•	Our substantial debt may adversely affect our cash flow and prevent us from fulfilling our obligations under our Senior Notes and our other outstanding indebtedness.
•	Despite our current levels of debt, we and our subsidiaries may incur substantially more debt. This may further exacerbate the risks associated with our substantial debt as described herein and prevent us from fulfilling our obligations under our Notes.
•	Our Senior Notes are effectively subordinated to the co-issuers’ and the guarantors’ indebtedness under the Senior Secured Credit Facilities and any other future secured debt to the extent of the value of the assets securing such debt.
•	The agreements governing our debt, including our Senior Notes and our Senior Secured Credit Facilities, contain various covenants that impose restrictions on us that may affect our ability to operate our business and to make payments on the Senior Notes.
•	The limitations imposed by financing agreements on our ability to incur additional debt and to take other actions might significantly impair our ability to obtain other financing. To service our debt and to fund planned capital expenditures, we will require a significant amount of cash, which may not be available to us.
•	We may not be able to generate sufficient cash to service all of our indebtedness, and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.
•	We may be unable to make a change of control offer required by the indenture governing our Senior Notes, which would cause defaults under the Indenture and our Senior Secured Credit Facilities.
•	Holders of the Senior Notes may not be able to determine when a change of control giving rise to their right to have the Senior Notes repurchased has occurred following a sale of “substantially all” of our assets.
•	Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.
•	Because of the Telesat Canada Reorganization and Divestiture Act, a Canadian act uniquely applicable to Telesat Canada (but not the guarantors, our other subsidiaries or Telesat LLC), Telesat Canada may not have access to the usual protections from creditors and other rights available to insolvent persons, and creditors, including holders of our Notes, may not have recourse to the usual rights, remedies and protections under applicable bankruptcy and insolvency laws generally available to creditors of insolvent persons.
•	The guarantees associated with our Senior Notes may not be enforceable because of fraudulent preference or conveyance laws.
•	Because each guarantor’s liability under its guarantees may be reduced to zero, avoided or released under certain circumstances, the holders of our Notes may not receive any payments from some or all of the guarantors.
•	The ability to transfer our Senior Notes may be limited by the absence of an active trading market for the Senior Notes.
•	You should not rely on Telesat LLC in evaluating an investment in our Senior Notes.
•	Our significant shareholders may have interests that conflict with the interests of bondholders.

We believe these forward-looking statements are reasonable; however, you should not place undue reliance on any forward-looking statements, which are based on current expectations. Furthermore, forward-looking statements speak only as of the date they are made. If any of these risks or uncertainties

v

materialize, or if any of our underlying assumptions are incorrect, our actual results may differ significantly from the results that we express in or imply by any of our forward-looking statements. These and other risks are detailed in this Annual Report. We do not undertake any obligation to update or revise these forward- looking statements after the date of this Annual Report to reflect future events or circumstances. We qualify any and all of our forward-looking statements by these cautionary factors.

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

The selected consolidated financial information is comprised of information of Telesat for the period of January 1, 2009 through December 31, 2009 under Canadian and U.S. GAAP as well as for the period of January 1, 2010 to December 31, 2013 under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The selected consolidated statement of operations data, and cash flow data for the periods ended December 31, 2011 through December 31, 2013 have been derived from Telesat’s audited consolidated financial statements prepared in accordance with IFRS and are included elsewhere in this Annual Report. Certain statement of operations data for the periods ended December 31, 2011 through December 31, 2012 have been restated to reflect the change in the accounting policy for Employee Benefits described in Note 3 of Telesat’s audited consolidated financial statements included elsewhere in this Annual Report. The selected balance sheet data for the years ended December 31, 2012 and December 31, 2013 have been derived from Telesat’s audited financial statements prepared in accordance with IFRS and included elsewhere in the Annual Report. The selected balance sheet data for the years ended December 31, 2010 and December 2011 have also been derived from Telesat’s audited financial statements prepared in accordance with IFRS but which are not included in this Annual Report. The selected consolidated statement of operations data and cash flow data for the periods ended December 31, 2009 through December 31, 2010 have also been derived from Telesat’s audited consolidated financial statements prepared under Canadian GAAP and IFRS, respectively, which are not included in this Annual Report.

Telesat Holdings Inc.
Selected Historical Financial Information

	Year Ended December 31,
	2010	2011	2012	2013
	(in millions of Canadian dollars)
IFRS
Statement of Operations Data:
Operating revenues:
Broadcast	$454.2	$436.7	$439.4	$471.0
Enterprise	335.0	341.9	380.5	402.4
Consulting and other	32.2	29.8	25.9	23.5
Total operating revenues	821.4	808.4	845.8	896.9
Operating expenses:
Operating expenses	(206.5)	(188.1)	(245.9)	(201.1)
Depreciation	(202.2)	(198.6)	(208.7)	(211.1)
Amortization	(45.5)	(41.0)	(36.0)	(32.6)
Other operating gains, net	83.0	114.1	5.9	25.3
Operating income	450.2	494.8	361.1	477.4
Other income (expenses)
Interest expense	(256.6)	(228.8)	(245.4)	(224.1)
Interest and other income	5.8	1.6	1.4	11.7
Loss on financing	—	—	(77.3)	(18.5)
(Loss) gain on changes in fair value of financial instruments	(11.2)	98.6	(59.0)	80.9
Gain (loss) on foreign exchange	164.0	(78.9)	78.9	(194.9)
Tax expense	(66.1)	(51.5)	(35.3)	(64.4)
Net income	$286.1	$235.8	$24.4	$68.1
Statement of Cash Flow Data:
Net cash provided by operating activities	341.5	423.9	293.4	486.7
Net cash used in investing activities	(234.8)	(251.2)	(170.3)	(78.9)
Net cash used in financing activities	(40.1)	(114.7)	(219.2)	(290.7)
Balance Sheet Data (end of year):
Cash and cash equivalents	220.3	278.0	181.0	298.7
Total assets	5,753.9	5,996.4	5,806.7	5,718.3
Total debt (including current portion)	2,868.6	2,834.6	3,406.9	3,341.9
Total shareholders’ equity	1,484.9	1,690.2	1,026.7	1,122.0
Common shares	756.4	756.4	340.6	340.6
Preferred shares	541.8	541.8	315.8	316.1

Telesat Canada and Telesat Holdings Inc.
Selected Historical Financial Information

Year Ended December 31, 2009
(in millions of Canadian dollars)
Canadian GAAP
Statement of Operations Data:
Operating revenues:
Broadcast	$406.7
Enterprise	349.5
Consulting and other	31.0
Total operating revenues	787.2
Operating expenses:
Amortization	256.9
Operations and administration	219.7
Cost of equipment sales	16.4
Earnings from operations	294.2
Other expenses (income)
Interest expense, net	272.8
Other income	(414.2)
Tax expense	4.9
Net income	$430.7
Statement of Cash Flow Data:
Net cash provided by operating activities	298.1
Net cash used in investing activities	(192.8)
Net cash used in financing activities	(50.0)
Balance Sheet Data (end of year):
Cash and cash equivalents	154.2
Total assets	5,196.0
Total debt (including current portion)	3,045.4
Total shareholders’ equity	897.3
Common shares	756.4
Preferred shares	541.8

Year Ended December 31, 2009
(in millions of Canadian dollars)
U.S. GAAP(1)
Statement of Operations Data:
Operating revenues:
Broadcast	$408.2
Enterprise	349.5
Consulting and other	31.0
Total operating revenues	788.7
Operating expenses:
Amortization	256.9
Operations and administration	221.3
Cost of equipment sales	16.4
Gain on disposal of long-lived assets	(33.4)
Earnings from operations	327.5
Interest expense, net	260.0
Other income	(330.2)
Tax expense	2.5
Net income	$395.2
Balance Sheet Data (end of year):
Cash and cash equivalents	154.2
Total assets	5,260.4
Total debt (including current portion)	3,110.4
Net assets	862.0
Common shares	756.4
Preferred shares	541.8
(1)	Other than what is presented in the United States GAAP reconciliation, there is no other difference between the Canadian GAAP and the United States GAAP Statement of Cash Flows.

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

The actual orbital maneuver lives of our satellites may be shorter than we anticipate, and we may be required to reduce available capacity on our satellites prior to the end of their orbital maneuver lives.

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

We have been forced to remove satellites from service prematurely in the past due to an unexpected reduction in their previously anticipated end-of-orbital maneuver life. It is possible that the actual orbital maneuver lives of one or more of our existing satellites may also be shorter than originally anticipated. Further, on some of our satellites it is anticipated that the total available payload capacity may need to be reduced prior to the satellite reaching its end-of-orbital maneuver life.

We periodically review the expected orbital maneuver lives of each of our satellites using current engineering data. A reduction in the orbital maneuver life of any of our satellites could result in a reduction of the revenues generated by that satellite, the recognition of an impairment loss and an acceleration of capital expenditures. To the extent we are required to reduce the available payload capacity prior to the end of a satellite’s orbital maneuver life, our revenues from the satellite would be reduced.

Our satellite launches may be delayed, we may suffer launch failures or our satellites may fail to reach their planned orbital locations. Any such issue could result in the loss of a satellite or cause significant delays in the deployment of the satellite which could have a material adverse effect on our results of operations, business prospects and financial condition.

Delays in launching satellites and in the deployment of satellites are not uncommon and result from construction delays, the unavailability of reliable launch opportunities with suppliers, delays in obtaining required regulatory approvals and launch failures. If satellite construction schedules are not met, a launch opportunity may not be available at the time the satellite is ready to be launched. Satellites are also subject to certain risks related to failed launches. Launch vehicles may fail. Launch failures result in significant delays in the deployment of satellites because of the need to construct replacement satellites, which typically takes up to 30 months or longer, and to obtain another launch vehicle. A delay or perceived delay in launching a satellite, or replacing a satellite, may cause our current customers to move to another satellite provider if they determine that the delay may cause an interruption in continuous service. In addition, our contracts with customers who purchase or reserve satellite capacity may allow the customers to terminate their contracts in the event of a delay. Any such termination would require us to refund any prepayment we may have received, and would result in a reduction in our contracted backlog and would delay or prevent us from securing the commercial benefits of the new satellite. Launch vehicles may also underperform, in which case the satellite may be lost or, if it can be placed into service by using its onboard propulsion systems to reach the desired orbital location, will have a shorter useful life. Certain of our satellites are nearing their expected end-of- orbital maneuver lives. See “Item 4D. Property, plants and equipment — In-Orbit Satellites” for more information on the expected end-of-orbital maneuver lives of our satellites. Any launch failure, underperformance, delay or perceived delay could have a material adverse effect on our results of operations, business prospects and financial condition.

Our insurance will not protect us against all satellite-related losses. Further, we may not be able to renew insurance on our existing satellites or obtain insurance on future satellites on acceptable terms or at all, and, for certain of our existing satellites, we have elected to forego obtaining insurance.

Our current satellite insurance does not protect us against all satellite-related losses that we may experience, and we do not have in-orbit insurance coverage for all of the satellites in our fleet. As of December 31, 2013, the total net book value of our five in-orbit satellites for which we do not have insurance was approximately $99 million. Our insurance does not protect us against business interruption, loss of revenues or delay of revenues. In addition, we do not insure the net book value of performance incentives that may be payable to a satellite’s manufacturer as these are payable only to the extent that the satellite operates in accordance with contracted technical specifications. Our existing launch and in-orbit insurance policies include, and any future policies that we obtain can be expected to include, specified exclusions, deductibles and material change limitations. Typically, these insurance policies exclude coverage for damage or losses arising from acts of war, anti-satellite devices, electromagnetic or radio frequency interference and other similar potential risks for which exclusions are customary in the industry at the time the policy is written. In addition, they typically exclude coverage for satellite health-related problems affecting our satellites that are known at the time the policy is written or renewed. Any claims under existing policies are subject to settlement with the insurers and may, in some instances, be payable to our customers.

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

Subject to the requirements of our Senior Secured Credit Facilities and the indenture governing our Senior Notes, we may elect to reduce or eliminate insurance coverage for certain of our existing satellites, or elect not to obtain insurance policies for our future satellites, especially if exclusions make such policies ineffective, the costs of coverage make such insurance impractical or if self-insurance is deemed more effective.

Replacing a satellite upon the end of its service life will require us to make significant expenditures and may require us to obtain shareholder approval.

To ensure no disruption in our business and to prevent loss of customers, we will be required to commence construction of a replacement satellite approximately five years prior to the expected end of service life of the satellite then in orbit. Typically, it costs in the range of USD $250 million to USD $300 million to construct, launch and insure a satellite. There is no assurance that we will have sufficient cash, cash flow or be able to obtain third party or shareholder financing to fund such expenditures on favorable terms, if at all, or that we will obtain shareholder approval, where required, to procure replacement satellites. Certain of our satellites are nearing their expected end-of-orbital maneuver lives. See “Item 4D. Property, plants and equipment — In-Orbit Satellites” for more information on the expected end-of-orbital maneuver lives of our satellites. Should we not have sufficient funds available to replace those satellites or should we not receive approval from our shareholders, where required, to purchase replacement satellites, it could have a material adverse effect on our results of operations, business prospects and financial condition.

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

We expect that a substantial portion of our ongoing business will continue to be in the Canadian domestic market. This market is characterized by increasing competition among satellite providers and rapid technological development. Historically, the Canadian regulatory framework has required the use of Canadian-licensed satellites for the delivery of Direct-To-Home video programming (“DTH”) in Canada. It is possible that this framework could change and allow non-Canadian satellite operators that have adequate service coverage in Canadian territory to compete for future business from our DTH customers. In 2007, Industry Canada awarded spectrum which is suitable for providing services to Canadian customers, including DTH, to Ciel Satellite Group (“Ciel”), which was at the time Canadian controlled but has since become controlled by a foreign entity, SES S.A. (“SES”), the world’s second largest FSS satellite operator. In addition, in 2009 Industry Canada authorized FreeHD Canada to use a foreign-based satellite for the provision for DTH services on an interim basis. Industry Canada subsequently awarded FreeHD a licence to use 12 and 14 GHz spectrum at the 95.5°W orbital position to operate an interim satellite. Industry Canada also provided approval in principle to 95.5°W Canadian Satellite Communications Inc. to develop and operate a 17 GHz broadcasting service satellite at 95°W.

Our business is also subject to competition from ground based forms of communications technology. For many point-to-point and other services, the offerings provided by terrestrial companies can be more competitive than the services offered via satellite. A number of companies are increasing their ability to transmit signals on existing terrestrial infrastructures, such as fiber optic cable, DSL (digital subscriber line) and terrestrial wireless transmitters often with funding and other incentives provided by government. See “Item 4B. Business overview — Competition.” The ability of any of these companies to increase their capacity and/or the reach of their network significantly likely would result in a decrease in the demand for our services. Increasing availability of capacity from other forms of communications technology can create an excess supply of telecommunications capacity, decreasing the prices we would be able to charge for our services under new service contracts and thereby negatively affecting our profitability. New technology could render satellite-based services less competitive by satisfying consumer demand in other ways. We also compete for local regulatory approval in places where more than one provider may want to operate, and with other satellite operators for scarce frequency assignments and a limited supply of orbital locations. Our failure to compete effectively could result in a loss of revenues and a decline in profitability, a decrease in the value of our business and a downgrade of our credit rating, which would restrict our access to the capital markets.

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

The implementation of new technologies or the improvement of existing technologies may reduce the transponder capacity needed to transmit a given amount of information thereby reducing the total demand for capacity. For example, improvements in signal compression could allow our customers to transmit the same amount of data using a reduced amount of capacity. The introduction of Ka-band, high throughput satellites, such as ViaSat-1 and Jupiter 1, which are able to transmit substantially more content per transponder than pre-existing Ka-band satellites, may decrease demand and/or prices for pre-existing Ka-band capacity as well as C-band and Ku-band capacity. Additional Ka-band, high throughput satellites are currently under construction (ViaSat-2 and Jupiter 2). While we own the Canadian Payload on ViaSat-1, the introduction of more Ka-band, high throughput satellites by other operators into the markets in which we participate, could have a material adverse effect on our results of operations, business prospects and financial condition.

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

For the year ended December 31, 2013, our top five customers together accounted for approximately 53% of our revenues. At December 31, 2013, our top five backlog customers together accounted for approximately 84% of our backlog. If any of our major customers chose to not renew their contracts at the expiration of the existing terms or sought to negotiate concessions, particularly on price, that could have a material adverse effect on our results of operations, business prospects and financial condition. Our customers could experience a downturn in their business or find themselves in financial difficulties, which could result in their ceasing or reducing their use of our services (or becoming unable to pay for services they had contracted to buy). In addition, some of our customers’ industries are undergoing significant consolidation, and our customers may be acquired by each other or other companies, including by our competitors. Such acquisitions could adversely affect our ability to sell services to such customers and to any end-users whom they serve. Some customers have in the past defaulted, and our customers may in the future default, on their obligations to us due to bankruptcy, lack of liquidity, operational failure or other reasons. Such defaults could adversely affect our revenue, operating margins and cash flows. If our contracted revenue backlog is reduced due to the financial difficulties of our customers, our revenue, operating margins and cash flows would be further negatively impacted.

We operate in a highly regulated industry and government regulations may adversely affect our ability to sell our services, or increase the expense of such services or otherwise limit our ability to operate or grow our business.

As an operator of a global satellite system, we are regulated by government authorities in Canada, the United States and other countries in which we operate.

In Canada, our operations are subject to regulation and licensing by Industry Canada pursuant to the Radiocommunication Act (Canada) and by the Canadian Radio-Television and Telecommunications Commission (“CRTC”), under the Telecommunications Act (Canada). Industry Canada has the authority to issue licenses, establish standards, assign Canadian orbital locations, and plan the allocation and use of the radio frequency spectrum, including the radio frequencies upon which our satellites and earth stations depend. The Minister responsible for Industry Canada has broad discretion in exercising this authority to issue licenses, fix and amend conditions of licenses, and to suspend or even revoke them. The CRTC has authority over the allocation (and reallocation) of satellite capacity to particular broadcasting undertakings. Some of our service agreements are subject to CRTC approval. We are required to pay different forms of “universal service” charges in Canada and have certain research and development obligations that do not apply to other satellite operators with which we compete. These rates and obligations could change at any time. In December 2013, the CRTC announced that in 2014 it will undertake an inquiry to examine satellite services offered in Canada, including the rates charged by satellite operators. The results of that inquiry may affect Telesat’s regulatory framework and could result in more onerous restrictions being imposed on our business or could otherwise have an adverse effect on our operations and financial performances. In the United States, the Federal Communications Commission (“FCC”) regulates the provision of satellite services to, from or within the United States. Certain of our satellites are owned and operated through a U.S. subsidiary and are regulated by the FCC. In addition, to facilitate the provision of FSS satellite services in C-, Ku- and Ka-band frequencies in the United States market, foreign licensed operators can apply to have their satellites placed on the FCC’s Permitted Space Station List. Our Anik Fl, Anik FlR, Anik F2, Anik F3 and Telstar 14R/Estrela do Sul 2 satellites are currently on this list. The export from the United States of satellites and technical information related to satellites, earth station equipment and provision of services to certain countries are subject to State Department, Commerce Department and Treasury Department regulations, in particular the International Traffic in Arms Regulations (“ITAR”), which currently include satellites on the list of items requiring export permits. These ITAR provisions have constrained our access to technical information and have had a negative impact on our international consulting revenues. In addition, we and our satellite manufacturers may not be able to obtain and maintain necessary export authorizations, which could adversely affect our ability to procure new United States-manufactured satellites; control our existing satellites; acquire launch services; obtain insurance and pursue our rights under insurance policies; or conduct our satellite-related operations and consulting activities.

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

If we fail to obtain or maintain particular authorizations on acceptable terms, such failure could delay or prevent us from offering some or all of our services and adversely affect our results of operations, business prospects and financial condition. In particular, we may not be able to obtain all of the required regulatory authorizations for the construction, launch and operation of any of our future satellites, for the orbital locations and spectrum for these satellites and for our ground infrastructure, on acceptable terms or at all. Even if we were able to obtain the necessary authorizations and orbital locations, the licenses we obtain may impose significant operational restrictions, or not protect us from interference that could affect the use of our satellites. Countries or their regulatory authorities may adopt new laws, policies or regulations, or change their interpretation of existing laws, policies or regulations, that could cause our existing authorizations to be changed or cancelled, require us to incur additional costs, impose or change existing pricing, or otherwise adversely affect our operations or revenues. As a result, any currently held regulatory authorizations are subject to rescission and renewal and may not remain sufficient or additional authorizations may be necessary that we may not be able to obtain on a timely basis or on terms that are not unduly costly or burdensome. Further, because the regulatory schemes vary by country, we may be subject to regulations in foreign countries of which we are not presently aware that we are not in compliance with, and as a result could be subject to sanctions by a foreign government. See Item 4B. “Business overview — Government Regulation.”

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

The ITU Radio Regulations also establish operating procedures for satellite networks and prescribe detailed coordination, notification and recording procedures. With respect to the frequencies used by commercial geostationary satellites, the ITU Radio Regulations set forth a process for protecting earlier- registered satellite systems from interference from later-registered satellite systems. In order to comply with these rules, we must coordinate the operation of our satellites, including any replacement satellite that has performance characteristics that are different from those of the satellite it replaces, with other satellites. This process requires potentially lengthy and costly negotiations with parties who operate or intend to operate satellites that could affect or be affected by our satellites. For example, as part of our coordination effort on Telstar 12, we agreed to provide four 54 MHz transponders on Telstar 12 to Eutelsat S.A. (“Eutelsat”) for the life of the satellite and have retained risk of loss with respect to those transponders. We also granted Eutelsat the right to acquire, at cost, four transponders on the replacement satellite for Telstar 12. We have leased back from Eutelsat three of the four transponders to provide service to our customers. In addition, the Russian Satellite Communications Company (“RSCC”) is launching a satellite to operate at 14° WL, adjacent to the location of our Telstar 12 at 15° WL. In the fourth quarter of 2013, we resolved a longstanding coordination issue with RSCC regarding priority rights over certain frequencies. Pursuant to our coordination agreement with RSCC, we will be required to cease using certain frequencies on our Telstar 12 satellite as soon as RSCC’s satellite is launched and commences service, which will require us to relocate some of our customers on to alternate frequencies.

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

In accordance with the ITU Radio Regulations, governments have rights to use certain orbital locations and frequencies. Certain of these governments have in turn authorized Telesat to use several orbital locations and radio frequencies in addition to those used by our current satellites. Under the ITU Radio Regulations, we must bring into use (“BIU”) these orbital locations and frequencies within a fixed period of time, or the governments in question would lose their priority rights and the orbital location, and frequencies likely would become available for use by another satellite operator. Prior to the WRC which took place in February 2012, the ITU Radio Regulations did not expressly address the manner of use or duration of use required to BIU an orbital location. At the 2012 WRC, the ITU Radio Regulations were amended to expressly require, among other things, a minimum duration that a suitable satellite must be deployed and maintained at an orbital location to BIU frequency assignments at that location. In view of these requirements, it may be more difficult and/or costly to preserve our unused orbital locations and frequencies, and we may not be able to do so. In addition, the governments that have authorized us to use these orbital locations have generally conditioned such use on our meeting certain milestones, including making use of the orbital location by a specified time. If we are unable to place satellites into currently unused orbital locations by specified deadlines and in a manner that satisfies the ITU Radio Regulations, national regulatory requirements, if the ITU and national regulation or requirements were to change, or if we are unable to maintain satellites at the orbital locations that we currently use, we may lose our rights to use these orbital locations and the locations could become available for other satellite operators to use. The loss of one or more of our orbital locations could negatively affect our plans and our ability to implement our business strategy.

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

The availability and cost to us of external financing depend on a number of factors, including our credit rating and financial performance and general market conditions. Our ability to obtain financing generally may be influenced by the supply and demand characteristics of the telecommunications sector in general and of the FSS sector in particular. Declines in our expected future revenues under contracts with customers and challenging business conditions faced by our customers are among the other factors that may adversely affect our credit and access to the capital markets. Other factors that could impact our credit rating include the amount of debt in our current or future capital structure, activities associated with strategic initiatives, the health of our satellites, the success or failure of our planned launches, our expected future cash flows and the capital expenditures required to execute our business strategy. The overall impact on our financial condition of any transaction that we pursue may be negative or may be negatively perceived by the financial markets and rating agencies and may result in adverse rating agency actions with respect to our credit rating and access to the capital markets. Long-term disruptions in the capital or credit markets as a result of uncertainty or recession, changing or increased regulation or failures of significant financial institutions could adversely affect our access to capital. A credit rating downgrade or deterioration in our financial performance or general market conditions could limit our ability to obtain financing or could result in any such financing being available only at greater cost or on more restrictive terms than might otherwise be available and, in either case, could result in our deferring or reducing capital expenditures including on new or replacement satellites.

In certain circumstances, we are required to obtain the approval of our shareholders to incur additional indebtedness. There can be no assurances that we will receive such approval, if required.

Market conditions may make it difficult to extend the maturity of or refinance our existing indebtedness and any failure to do so could have a material adverse effect on our business.

As of December 31, 2013, we had outstanding Senior Secured Credit Facilities consisting of: a $475 million Term Loan A maturing in March 2017; a $139 million Term Loan B maturing in March 2019; and a USD $1.733 billion Term Loan B maturing in March 2019. Together with our $140 million Revolving Credit Facility, the U.S. Term Loan B is subject to a springing maturity which will occur on February 13, 2017 if our Notes are not refinanced by that date. We will need to refinance all or a portion of this indebtedness on or before maturity. Disruptions in the financial markets have occurred in the past and are likely to reoccur again in the future, which could make it more difficult to renew or extend the facilities at current commitment levels, on similar terms or at all. A reduced commitment from the lenders, increased borrowing costs or modification to the financial covenant would result in an increase in our financing costs and/or a decrease in our liquidity, which could adversely affect our growth, our financial condition, our results of operations and our ability to make payments on our debt, including repayments on the Notes when they become due.

Significant changes in exchange rates could have a material adverse effect on our financial results.

Approximately 47% of our revenues for the year ended December 31, 2013, a significant portion of our expenses and a substantial portion of our indebtedness and capital expenditures are denominated in U.S. currency. As a result, the volatility of U.S. currency has exposed and may in the future expose us to foreign exchange risks. We may seek to mitigate these risks through the use of forward currency contracts or other currency hedges, but we may not be successful. To date, our use of forward currency contracts and other currency hedges has been limited and may not adequately protect us from foreign exchange risk. As a result of a decrease in the value of the Canadian dollar at December 31, 2013 compared to December 31, 2012, we recorded a foreign exchange loss of approximately $195 million, prior to the impact of any hedging instruments.

The most significant impact of variations in the exchange rate is on our U.S. dollar denominated debt financing. Our main currency exposures as at December 31, 2013 lie in our U.S. dollar denominated cash and cash equivalents, accounts receivable, accounts payable and debt financing. As at December 31, 2013, a five percent increase (decrease) in the Canadian dollar against the U.S. dollar would have increased (decreased) net income and increased (decreased) other comprehensive loss by approximately $140 million and $1 million, respectively. This analysis assumes that all other variables, in particular interest rates, remain constant.

A portion of our revenues come from contracts which are denominated in Brazilian Reais. Any decrease in the value of the Brazilian Reais against the Canadian dollar will reduce our revenues.

Significant changes in exchange rates could materially increase our interest and other payment obligations under our financing arrangements.

As at December 31, 2013, the Canadian dollar equivalent of our debt denominated in U.S. currency was $2,797 million. This U.S. denominated debt consists of a USD $1,733 million Term Loan B facility and USD $900 million of Senior Notes. As at December 31, 2013 and prior to the impact of any currency hedging, every $0.01 decrease (increase) in the value of the Canadian dollar against the U.S. dollar would have increased (decreased) our indebtedness by $26 million.

Changes in exchange rates impact the amount that we pay in interest, and may significantly increase the amount that we are required to pay in Canadian dollar terms to redeem the Senior Notes, either at maturity, or earlier if redemption rights are exercised or other events occur which require us to offer to purchase the Senior Notes prior to maturity, and to repay funds drawn under the portions of the Senior Secured Credit Facility denominated in U.S. dollars.

For the year ended December 31, 2013, approximately 53% of our revenues were received in currencies other than the U.S. currency, the majority of which were in Canadian currency. The revenues that we receive in U.S. currency may mitigate a portion of our exchange rate risk, but do not fully protect us from that risk. We may seek to mitigate part of this risk through the use of forward currency contracts or other currency hedges, but we may not be successful. To date, our use of forward currency contracts and other currency hedges has been limited to hedging interest and principal payments on a portion of our secured credit facility and does not fully protect us from foreign exchange risk. To date, we have not hedged our foreign currency exposure arising from the Senior Notes.

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

Any delays in the design, construction or launch of our satellites could have a material adverse effect on our business, financial condition and results of operations. There is a limited number of manufacturers that are able to design and build satellites according to the technical specifications and standards of quality we require, including Airbus Defence and Space, Thales Alenia Space, Boeing, Lockheed Martin, Orbital and SS/L. There is also a limited number of suppliers able to launch such satellites, including International Launch Services, Arianespace, Mitsubishi Heavy Industries, Space X, Lockheed Martin and Sea Launch. Should any of our suppliers’ businesses fail, it would reduce competition and could increase the cost of satellites and launch services. Adverse events with respect to any of our manufacturers or launch suppliers could also result in the delay of the design, construction or launch of our satellites. General economic conditions may also affect the ability of our manufacturers and launch suppliers to provide services on commercially reasonable terms or to fulfill their obligations in terms of manufacturing schedules, launch dates, pricing or other items. Even where alternate suppliers for such services are available, we may have difficulty identifying them in a timely manner, we may incur significant additional expense in changing suppliers, and this could result in difficulties or delays in the design, construction or launch of our satellites.

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

The assets listed on our consolidated balance sheets as of December 31, 2013 include goodwill valued at approximately $2,447 million and other intangible assets valued at approximately $845 million. A valuation of goodwill and other intangible assets (such as orbital locations) with indefinite useful lives is undertaken on an annual basis, or whenever events or changes in circumstances indicate that the carrying amount is likely to exceed their recoverable amount. We measure for impairment using a projected discounted cash flow method and confirm the assessment using other valuation methods. If the asset’s carrying value is more than its recoverable amount, the difference is recorded as a reduction in the amount of the asset on the balance sheet and an impairment charge in the statement of earnings. Testing for impairment requires significant subjective judgments by management. Any changes in the estimates used could have a material impact on the calculation of the recoverable amount and result in an impairment charge. We cannot predict whether an event that triggers impairment will occur, when it will occur or how it will affect the reported asset values. If our goodwill or other intangible assets are deemed to be impaired in whole or in part, we could be required to reduce or write off such assets, which could have a material adverse effect on our financial condition.

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

In the future, we may pursue acquisitions, dispositions and strategic transactions, which may include joint ventures and strategic relations, as well as business combinations or the acquisition or disposition of assets. Acquisitions, dispositions and strategic transactions involve a number of risks, including:

•	potential disruption of our ongoing business;
•	distraction of management;
•	may result in our being more leveraged;
•	the anticipated benefits and cost savings of those transactions may not be realized fully or at all or may take longer to realize than expected;
•	increasing the scope and complexity of our operations; and
•	loss or reduction of control over certain of our assets.

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

Risks Related to our Indebtedness and our Senior Notes

Our substantial debt may adversely affect our cash flow and prevent us from fulfilling our obligations under our Senior Notes and our other outstanding indebtedness.

We have a significant amount of debt. As of December 31, 2013, we had total debt, including the effect of our cross-currency basis swaps, of USD $3,303 million at an exchange rate of USD $1.00/$1.0623, the spot rate in effect as of December 31, 2013, as reported by Bloomberg. Our total debt by currency consists of $614 million and USD $2,725 million (including USD $991 million converted to $1,151 million on October 31, 2007 as part of amortizing cross-currency basis swaps at USD $1.00/CAD $1.1615; $1,163 million was the equivalent of USD $1,083 million as at December 31, 2013).

Our substantial amount of debt may have important consequences. For example, it may:

•	make it more difficult for us to satisfy our obligations under our Senior Notes;
•	increase our vulnerability to general adverse economic and industry conditions;
•	require us to dedicate a substantial portion of our cash flow from operations to make interest and principal payments on our debt, thereby limiting the availability of our cash flow to fund future capital expenditures, working capital and other general corporate requirements;
•	limit our flexibility in planning for, or reacting to, changes in our business and in the industries that we service;
•	place us at a competitive disadvantage compared with competitors that have less debt; and
•	limit our ability to borrow additional funds, even when necessary to maintain adequate liquidity.

In addition, a substantial portion of our available borrowings bear interest at variable rates. If market interest rates increase, variable-rate debt will create higher debt service requirements, which may adversely affect our cash flow. While we may enter into agreements limiting our exposure to higher interest rates, any such agreements may not offer adequate protection from this risk.

Despite our current levels of debt we and our subsidiaries may incur substantially more debt. This may further exacerbate the risks associated with our substantial debt as described herein and prevent us from fulfilling our obligations under our Senior Notes.

We may incur additional debt in the future. The terms of our Senior Secured Credit Facilities and the indenture governing our Senior Notes allow us to incur substantial amounts of additional debt, subject to certain limitations. If new debt is added to our current debt levels, the related risks discussed in this “Risk factors” section may be magnified.

Our Senior Notes are effectively subordinated to the co-issuers’ and the guarantors’ indebtedness under the Senior Secured Credit Facilities and any other future secured debt to the extent of the value of the assets securing such debt.

The Senior Notes, and each guarantee of the Senior Notes, are unsecured and therefore are effectively subordinated to any secured debt that the co-issuers or the guarantors may incur to the extent of the value of the assets securing such debt. In the event of a bankruptcy or similar proceeding involving a co-issuer or guarantor, the assets which serve as collateral for any secured debt will be available to satisfy the obligations under the secured debt before any payments are made on the Senior Notes. At December 31, 2013, we had outstanding secured indebtedness of USD $2,403 million at an exchange rate of USD $1.00/CAD $1.0623 (total secured debt by currency consists of $614 million and USD $1,825 million (including USD $1,083 million related to the USD $991 million which has been converted to $1,151 million as part of cross-currency basis swaps at USD $1.00/CAD $1.1615)) and $140 million of unused available revolving capacity under our Senior Secured Credit Facilities (not giving effect to outstanding letters of credit). The Senior Notes are effectively subordinated to any borrowings under our current or future senior credit facilties and our other secured debt to the extent of the value of the assets securing such debt.

The agreements governing our debt, including our Senior Notes and our Senior Secured Credit Facilities, contain various covenants that impose restrictions on us that may affect our ability to operate our business and to make payments on the Notes.

The agreements governing our debt, including our Senior Notes and our Senior Secured Credit Facilities, impose operating and financial restrictions on our activities. These restrictions require us, in the case of our Senior Secured Credit Facilities, to comply with a financial maintenance covenant whereby Telesat is not permitted to exceed a 5.25 to 1.00 senior secured leverage test. Agreements governing our existing debt, and future debt agreements may, also limit or prohibit our ability to, among other things:

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

Our ability to make payments on, or repay or refinance our debt, including the Senior Notes, and to fund planned capital expenditures will depend largely upon our future operating performance. Our future performance, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. In addition, our ability to borrow funds in the future to make payments on our debt will depend on the satisfaction of the covenants in our Senior Secured Credit Facilities and in the indenture governing the Senior Notes and other agreements we may enter into in the future. Specifically, we need to maintain a certain senior secured leverage ratio under our Senior Secured Credit

Facilities and failure to comply with this maintenance covenant will result in an event of default. The indenture governing the Senior Notes also contains limitations on our ability to incur additional debt. We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under our Senior Secured Credit Facilities or from other sources in an amount sufficient to enable us to pay our debt, including the Senior Notes, or to fund our other liquidity needs. As of December 31, 2013, we had $140 million of unused available revolving capacity under our senior credit facilities (not giving effect to outstanding letters of credit). In addition, if the capital market conditions that prevailed in the latter part of 2008 and early 2009 were to return, our ability to raise additional capital to refinance our debt or to fund our operations may be significantly impaired.

If our cash flows and capital resources are insufficient to service our indebtedness, we may be forced to reduce or delay capital expenditures, sell assets, seek additional capital or restructure or refinance our indebtedness, including the Senior Notes. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. Our ability to restructure or refinance our debt will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. In addition, the terms of existing or future debt agreements, including our Senior Secured Credit Facilities and the indenture governing the Senior Notes, may restrict us from adopting some of these alternatives. In the absence of such operating results and resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations. We may not be able to consummate those dispositions for fair market value or at all. Furthermore, any proceeds that we could realize from any such dispositions may not be adequate to meet our debt service obligations then due.

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

If our cash flow and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance our indebtedness. We may not be able to effect any such alternative measures on commercially reasonable terms or at all and, even if successful, those alternative actions may not allow us to meet our scheduled debt service obligations. The credit agreement governing the Senior Secured Credit Facilities and the indenture governing our Senior Notes restrict our ability to dispose of assets and use the proceeds from those dispositions and may also restrict our ability to raise debt or equity capital to be used to repay other indebtedness when it becomes due. We may not be able to consummate those dispositions or to obtain proceeds in an amount sufficient to meet any debt service obligations then due.

We may be unable to make a change of control offer required by the indenture governing our Senior Notes, which would cause defaults under the Indenture and our Senior Secured Credit Facilities.

The terms of our Senior Notes require us to make an offer to purchase the Senior Notes upon the occurrence of a change of control at a purchase price equal to 101% of the principal amount of the Senior Notes, plus accrued interest to the date of the purchase. Additionally, under our Senior Secured Credit Facilities, a change of control (as defined therein) constitutes an event of default that permits the lenders to accelerate the maturity of all outstanding principal and interest and terminate their commitments to lend. In addition, our other financing arrangements may require repayment of amounts outstanding in the event of a change of control and may, therefore, limit our ability to fund the repurchase of the Senior Notes in certain circumstances. It is possible that we will not have sufficient funds at the time of the change of control to make the required repurchase of the Senior Notes or that restrictions in future financing agreements will not allow the repurchases.

Holders of the Senior Notes may not be able to determine when a change of control giving rise to their right to have the Senior Notes repurchased has occurred following a sale of “substantially all” of our assets.

The definition of change of control in the indenture governing the Senior Notes includes a phrase relating to the sale of “all or substantially all” of our assets. There is no precise established definition of the phrase “substantially all” under applicable law. Accordingly, the ability of a holder of our Senior Notes to require us to repurchase the Senior Notes as a result of a sale of less than all our assets to another person may be uncertain.

Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.

Borrowings under the Senior Secured Credit Facilities are at variable rates of interest and expose us to interest rate risk. Assuming all revolving loans are fully drawn, each quarter point change in interest rates would result in a $6.5 million change in annual interest expense on indebtedness under the Senior Secured Credit Facilities. We have entered into, and in the future we may enter into, interest rate swaps that involve the exchange of floating for fixed rate interest payments in order to reduce interest rate volatility. However, we may not maintain interest rate swaps with respect to all or any of our variable rate indebtedness, and any swaps we enter into may not fully mitigate our interest rate risk, may prove disadvantageous or may create additional risks, including risks discussed in “— Risks related to our business” above.

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

Under the Telesat Canada Reorganization and Divestiture Act (“Telesat Divestiture Act”), Telesat Canada (as a corporate entity) is subject to certain special conditions and restrictions. The Telesat Divestiture Act provides that no legislation relating to the solvency or winding-up of a corporation applies to Telesat Canada and in no case shall the affairs of Telesat Canada be wound up unless authorized by an Act of the Parliament of Canada. As a result of such legislative provisions, Telesat Canada and its creditors, including creditors under the Senior Secured Credit Facilities, holders of the Senior Notes may not have recourse to the usual rights, remedies and protections under applicable bankruptcy and insolvency laws, including the imposition of a stay of proceedings, or a regulated and orderly process to settle or compromise claims and make distributions to creditors, or recourse to fraudulent preference or conveyance laws. The effect of the Telesat Divestiture Act upon an insolvency of Telesat Canada has not been considered by a Canadian court and, accordingly, the application of Canadian federal bankruptcy and insolvency laws and provincial receivership and fraudulent conveyance and assignment and preference laws, and the exercise by a Canadian court of any judicial discretion which could affect the enforcement of rights and remedies or other equitable relief against Telesat Canada in the context of an insolvency, is uncertain. To the extent bankruptcy and insolvency laws do not apply to Telesat Canada, its creditors may individually seek to pursue any available rights or remedies, as secured or unsecured creditors as the case may be, against Telesat Canada and its assets. The assets of Telesat Canada only (including its shares in its subsidiaries) are subject to the Telesat Divestiture Act, but the assets of the guarantors, including the subsidiary guarantors, are not. These restrictions may have a material impact on the sale of Telesat Canada or its assets in any bankruptcy or reorganization scenario.

The guarantees associated with our Senior Notes may not be enforceable because of fraudulent preference or conveyance laws.

Fraudulent conveyance laws in the United States and Canada have been enacted for the protection of creditors. Under these fraudulent preference or conveyance laws, a United States or Canadian court could subordinate the guarantees granted under the indenture governing our Notes to the guarantors’ present and future indebtedness and a United States or Canadian court could take other actions detrimental to your interests as a holder of the Senior Notes, including voiding the guarantees and payments made under the guarantees. The United States or Canadian courts could take that action if it found that at the time the guarantee was incurred, such guarantor:

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

If a guarantee is voided as a fraudulent preference or conveyance or found to be unenforceable for any other reason, you will not have a claim against that guarantor and will only be our creditor or that of any guarantor whose obligation was not set aside or found to be unenforceable. In addition, the loss of certain guarantees will constitute a default under the applicable indenture, which default could cause all outstanding Senior Notes to become immediately due and payable and would likewise trigger a default under the Senior Secured Credit Facilities.

We believe that, at the time the guarantors initially incurred the debt represented by the guarantees, the guarantors:

•	did not have the intent of hindering, delaying or defrauding any creditors;
•	did not receive less than reasonably equivalent value or fair consideration for incurring the debt;
•	were not insolvent or rendered insolvent by the incurrence;
•	had sufficient capital to run our or their businesses effectively;
•	were able to pay obligations on the Senior Notes and the guarantees, together with their other debts, as they mature or become due; and
•	did not incur the debt with a view to, nor did the incurrent have the effect of, giving a preference over any other creditors.

In reaching the foregoing conclusions we have relied upon our analyses of internal cash flow projections and estimated values of the assets and liabilities of the guarantors. In addition, we have relied on a limitation to be contained in the guarantors’ guarantees that limits each guarantee as necessary to prevent it from constituting a fraudulent conveyance under applicable law. However, a court passing on these questions might not reach the same conclusions. See also “Risk factors — Risks related to our Indebtedness and our Senior Notes — Because of the Telesat Canada Reorganization and Divestiture Act, a Canadian act uniquely applicable to Telesat Canada (but not the guarantors, other subsidiaries or Telesat LLC), Telesat Canada may not have access to the usual protections from creditors and other rights available to insolvent persons, and creditors, including holders of our Notes, may not have recourse to the usual rights, remedies and protections under applicable bankruptcy and insolvency laws generally available to creditors of insolvent persons.”

Because each guarantor’s liability under its guarantees may be reduced to zero, avoided or released under certain circumstances, the holders of our Senior Notes may not receive any payments from some or all of the guarantors.

The holders of our Senior Notes have the benefit of the guarantees of the guarantors. However, the guarantees by the guarantors are limited to the maximum amount that the guarantors are permitted to guarantee under applicable law. As a result, a guarantor’s liability under its guarantee could be reduced to zero, depending on the amount of other obligations of such guarantor. In particular, in certain jurisdictions, a guarantee issued by a company that is not in the company’s interests, the burden of which exceeds the benefit to the company, or which is entered into within a certain period prior to insolvency or bankruptcy, may not be valid and enforceable. Further, under the circumstances discussed more fully above, a court under Federal or state fraudulent conveyance and transfer statutes or Canadian court under federal or provincial legislation relating to fraudulent conveyance or fraudulent preferences could void the obligations under a guarantee or further subordinate it to all other obligations of the guarantor. In addition, you will lose the benefit of a particular guarantee if it is released under certain circumstances.

The ability to transfer our Senior Notes may be limited by the absence of an active trading market for the Senior Notes.

An active market for the Senior Notes may not develop or, if developed, it may not continue. Historically, the market for non-investment-grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the Senior Notes. The market, if any, for any of the Senior Notes may experience similar disruptions and any such disruptions may adversely affect the prices at which you may sell your Senior Notes. In addition, the Senior Notes may trade at a discount from their initial offering price, depending upon prevailing interest rates, the market for similar Senior Notes, our performance and other factors. The liquidity of the trading market in the Senior Notes, and the market price quoted for the Senior Notes, may be adversely affected by changes in the overall market for fixed income securities and by changes in our financial performance or prospects or in the prospects for companies in our industry in general. As a result, we cannot assure you that an active trading market will develop. If no active trading market develops, you may not be able to resell your Senior Notes at a favorable price or at all.

You should not rely on Telesat LLC in evaluating an investment in our Senior Notes.

Telesat LLC was formed in connection with the initial funding of the Telesat Canada Acquisition in 2007 and for the issuance of notes and currently has no independent operations and no assets and generally will be prohibited from engaging in any material business activities, except in connection with the incurrence of indebtedness permitted under the indenture governing the Senior Notes, including guaranteeing or borrowing under the Senior Secured Credit Facilities, and activities incidental thereto. You should therefore not rely upon Telesat LLC in evaluating whether to invest in our Senior Notes.

Our significant shareholders may have interests that conflict with the interests of bondholders.

Loral owns 62.8% of the economic interest of Telesat Holdings, and PSP Investments owns 35.3%. We are controlled by our board of directors comprised of ten members, three nominated by Loral, three nominated by PSP Investments and four independent directors selected by a nominating committee comprised of one PSP Investments nominee, one Loral nominee and one of the independent directors then in office. Loral and PSP Investments together can effectively control any vote. Additionally, Loral has veto rights with respect to certain decisions pertaining to Telesat Holdings that require shareholder approval. Circumstances may occur in which the interests of these shareholders could be in conflict with the interests of the holders of the Senior Notes issued by us. In addition, these shareholders may have an interest in pursuing acquisitions, divestitures, additional financing activities or other transactions that, in their judgment, could enhance their equity investment, even though such transactions might involve risks to the holders of our Senior Notes if the transactions resulted in our acquiring more debt or significantly changed the nature of our business operations or strategy. In addition, if we encounter financial difficulties, or we are unable to pay our debts as they mature, the interests of our shareholders might conflict with those of the holders of our Senior Notes. In that situation, for example, the holders of our Senior Notes might want us to raise additional equity from existing shareholders or other investors to reduce our leverage and pay our debts, while existing shareholders might not want to increase their investment in us or have their ownership diluted and may instead choose to take other actions, such as selling our assets.

Various funds affiliated with MHR Fund Management (“MHR”) held, as of December 31, 2013, approximately 38.0% of Loral’s outstanding voting common stock and 57.1% of Loral’s total outstanding voting and non-voting common stock. Mark H. Rachesky, M.D., chairman of our board of directors and non-executive chairman of the board of directors of Loral, is the co-founder and president of MHR.

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

PSP Investments, through its wholly-owned subsidiary, Red Isle Private Investments Inc. (“Red Isle”), contributed to Telesat Holdings USD $525 million in cash in exchange for (a) shares of 7% fixed rate senior non-convertible PIK mandatorily redeemable preferred stock of Telesat Holdings (the “Holding PIK Preferred Stock”), (b) common shares of Telesat Holdings representing approximately 30% of the participating equity of Telesat Holdings, and (c) voting participating preferred shares of Telesat Holdings representing approximately 6% of the participating equity of Telesat Holdings. The voting participating preferred shares are convertible into common shares on a one-for-one basis and have all of the rights of common shares, except that they do not have the right to vote for the election of directors of Telesat Holdings. The voting participating preferred shares do not have any liquidation preference or dividend rights above the common shares. In a related transaction, Red Isle transferred to Telesat Holdings $55,163,172, representing the market value of certain foreign exchange contracts entered into by Red Isle, in exchange for the issuance to Red Isle of a portion of the 36% equity shareholding acquired by Red Isle, in the form of voting participating preferred shares. We refer to these equity contributions as the “Equity Financing.”

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

Telesat Reorganization

Immediately following the Telesat Canada acquisition, (i) all of the shares of Telesat Canada acquired by Telesat Interco in the Telesat Canada acquisition were transferred to 4363230 Canada Inc. in exchange for the issuance to Telesat Interco of common shares of 4363230 Canada Inc.; (ii) 4363230 Canada Inc. and Telesat Canada were amalgamated under the name “Telesat Canada”; and (iv) the Loral Skynet Business acquired by Telesat Holdings was transferred to Telesat Interco, and then to Telesat Canada, in exchange for the issuance to Telesat Interco of common shares of Telesat Canada. These transactions are referred to as the “Telesat Reorganization.”

As a result of the Telesat Reorganization all of the assets of Telesat Canada before its amalgamation became the assets of the amalgamated Telesat Canada, the Loral Skynet Business became owned by Telesat Canada and Telesat Canada became a wholly-owned subsidiary of Telesat Interco.

Currently, Loral indirectly holds shares in Telesat Holdings effectively representing 62.8% of the economic interests and 32.7% of the voting power of Telesat Holdings and PSP Investments indirectly holds shares effectively representing 35.3% of the economic interests, 67.3% of the voting power, other than in respect of the election of directors, and together with two other Canadian investors, 67.3% of the voting power for the election of directors, of Telesat Holdings. Certain current and former Telesat employees hold shares representing 1.9% of the economic interests of Telesat Holdings. Telesat Holdings owns all of the issued and outstanding shares of Telesat Interco, and Telesat Interco owns all of the issued and outstanding shares of Telesat Canada.

B. Business overview

We are a leading global fixed satellite services operator, with facilities around the world. Our global satellite fleet and ground infrastructure provides a powerful international platform supporting (i) strong video distribution and DTH neighborhoods in North America characterized by long-term contracts with blue chip customers and significant contractual backlog, (ii) an efficient enterprise and government services business that provides North American customers with end-to-end communications services, and (iii) a strong international video distribution, enterprise services and government services business.

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

Our North American Broadcast and Enterprise Services customer service contracts are typically multi-year in duration and, in the past, we have successfully contracted all or a significant portion of a satellite’s capacity prior to commencing construction. As a result, we had approximately $4.9 billion in contracted revenue backlog as of December 31, 2013. See “Business overview — Sales and Marketing — Revenue Backlog” for additional information.

The North American focused part of our satellite fleet is comprised of Anik F1R, Anik F2, Anik F3, Nimiq 1, Nimiq 4, Nimiq 5, Nimiq 6, certain beams on Anik G1, and the Canadian payload on ViaSat-1. The international focused part of our satellite fleet is comprised of Anik F1, Telstar 11N, Telstar 12, Telstar 14R/Estrela do Sul 2, Telstar 18 and certain beams on Anik G1. Our Telstar 12 VANTAGE satellite, which is currently under construction and expected to be launched in late 2015, will replace our Telstar 12 satellite and expand upon the services we are able to provide from our 15° WL orbital location. Our Nimiq 2 satellite is currently being relocated to a different orbital location.

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

The most common frequency bands that satellites use to provide commercial communications services are:

•	C-band. These frequencies were the first to be exploited for commercial communications satellites. C-band frequencies have longer wavelengths than Ku-band or Ka-band frequencies and therefore are less susceptible to atmospheric absorption. In most countries, the C-band frequencies are shared with terrestrial microwave users and therefore each earth station must be individually frequency coordinated to prevent interference between the two services. Typical C-band applications include broadcast video transmission, programming distribution to cable operators, telecommunications services, and a broad range of government services.
•	Ku-band. These frequencies have shorter wavelengths than C-band, thereby allowing customers to use smaller antennas, typically 45 to 180 centimetres in diameter. The Ku-band spectrum is split into two main segments: the FSS portion and the Broadcast Satellite Service (“BSS”) (known in the United States, and sometimes referred to in this report, as “DBS”) portion. The BSS portion is intended for the provision of broadcast signals directly to the end user. The FSS portion is used for a variety of purposes.
•	Ka-band. These frequencies have the shortest wavelength of the three principal commercial fixed satellite bands and are most affected by atmospheric absorption. The short wavelength facilitates the creation of multiple spot beams each of which concentrates the satellite power into a smaller geographic area. Spot beam Ka-band satellites are well suited for two-way broadband services such as high-speed internet access.

Satellite Communication Benefits

Satellite operators compete with terrestrial network operators (e.g., cable, DSL, fiber optic and microwave transmission) in the market for video, data and voice communication services. We believe that satellite services have several advantages over these competing communication platforms, including:

•	satellite remains a cost-effective and efficient means to deliver a signal (TV, radio, internet) to hundreds or millions of locations in a large geographic area;
•	the ability to provide ubiquitous coverage over a large geographic region allowing for the addition of sites at a lower marginal cost. Unlike cable and fiber lines, satellites can readily provide broadcast and communication services over large areas and to remote locations where the population density may not be high enough to warrant the expense of building a terrestrial-based communications network;
•	the ability to deploy communications quickly in locations where little or no infrastructure is available, for example in the case of natural disaster response;
•	the ability to bypass shared and congested terrestrial links, further enhancing network performance; and
•	ease and speed of service provision through a one-stop-shop solution. In cases where a terrestrial-based communications network does not reach 100% of a customer’s sites, a satellite-based network that covers the entire area may provide a complete solution for the customer.

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

Satellite Services

Satellite services can be used for a variety of content distribution, data communications and other applications:

•	TV Programming Distribution: Throughout the world, satellites are routinely used for delivering television programming to cable and other terrestrial networks. The ability to uplink the content once, and distribute it to thousands of cable headends and other video aggregation facilities over broad geographic areas makes satellite technology a compelling value for distributors of television programming because the cost of distribution is often based on the amount of content being distributed, irrespective of the number of receive sites or the distance from the uplink sites to the receive sites.
•	Direct-To-Home Video: The same dynamics that make satellite technology ideal for distributing television programming to terrestrial networks also make it ideal for delivering television programming directly to consumers using smaller antennas, or satellite dishes, and satellite capacity. This is known as “Direct-To-Home” or “DTH” video broadcasting.
•	Corporate Networks: Satellite services enable rapid and reliable communications solutions to be deployed in geographically diverse locations. Services are generally provided via either point-to-point links which directly connect two locations, or via Very Small Aperture Terminal (“VSAT”) networks which use small user antennas to connect multiple locations either to each other or to a central site. VSATs are used for a wide variety of purposes including:
•	Transaction processing and data transfer: VSAT networks can be used by retail chains for rapid credit and debit card authorization and inventory control and by banks to connect automated teller machines to processing computers.
•	Remote communications and internet access: In the developing world, terrestrial networks may be unavailable, unreliable or more expensive than satellite networks, and satellite technology may be the only available means of international communication. Satellite networks often provide the only way for businesses in the oil and gas, mining and forestry industries to reach their remote locations. Even in regions where developed terrestrial infrastructure exists, VSAT networks may be the preferred option for creating a single corporate network without the complexity, operational difficulties and risks inherent in linking multiple terrestrial networks that serve different geographic areas.
•	Maritime and aeronautical communications: Planes and ships traverse vast distances where satellite is often the only option for today’s communication requirements.
•	Carrier Services: Satellite services support rural and remote telephony, cellular and data services including backhaul and infrastruture.
•	Government Services: Governments use satellite services to address many of the same communications requirements as commercial enterprises. In addition, satellites are well suited to meet government requirements for security as satellite networks bypass local terrestrial networks allowing for governments to operate more securely outside of their home countries. Using satellite networks, governments can quickly and easily bring up and turn down sites around the globe for intelligence and defense requirements, for communicating with ships at sea, for disaster response, and for bringing both basic and advanced communication services to rural and remote areas.

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

Key factors expected to drive FSS growth in this decade are as follows:

•	Video Services — FSS operators are experiencing strong demand for satellite capacity for both video distribution and contribution. This includes a significant number of HDTV channels, which require two-to-three times more bandwidth than standard definition channels. New forms of content and enhanced services such as Ultra HD may also drive demand for capacity.
•	Military Satellite Communications (“Milsatcom”) — Demand for FSS capacity from military agencies around the world remains strong. The U.S. Government is the single largest user of commercial satcom and most of this use relates to U.S. Department of Defense (DoD) operations. Demand for commercial FSS supports secure communications, surveillance, reconnaissance, mobile communications, including support for Unmanned Aerial Vehicles (UAVs), logistics, troop welfare and a host of other services.
•	Government Digital Inclusion — Digital inclusion projects — bringing broadband services to rural and remote communities and those with limited terrestrial infrastructure — are an important and growing application being supported by civilian agencies in both developed and developing nations.
•	Resource Sector — FSS demand in the resource sector has largely been driven by oil and gas exploration, and the level of such exploration has largely been driven by global economic growth. Regions such as Latin America, Sub-Saharan Africa and Russia and Central Asia have expanded their use of satellite networks in recent years to support oil and gas extraction and other resource sectors such as mining. Even in more developed regions such as North America, oil and gas companies also rely on satellite since deposits are often poorly served by terrestrial infrastructure. Demand for satellite capacity is being driven by both growth in this sector as well as growth in the use of bandwidth intensive applications at oil and gas and mining sites.
•	Cellular Backhaul — Mobile subscribers have been growing rapidly around the world and particularly across Latin America, Africa, the Middle East and Asia where telecom infrastructure is limited. This has resulted in mobile operators in developing regions contracting for FSS capacity to support backhaul services. Cellular backhaul services utilize VSATs that can be deployed quickly, helping mobile operators gain market share and extended reach while avoiding large capital outlays for infrastructure. Future growth in satellite services is anticipated as mobile subscribers in satellite dependant regions move to smart phones and use more data intensive applications, including video streaming.
•	Transportation (Maritime and Aeronautical Services) — As broadband connectivity becomes more central to businesses and individuals, the need to stay connected has spread to locations that cannot readily access terrestrial networks. Commercial maritime vessels including cruise ships, cargo carriers, container vessels and oil tankers are candidates for full-time broadband to improve operations and support crew morale. Aeronautical broadband for in-flight passenger communications is also growing.
•	Corporate Networks in the Developing World — As economic growth accelerates in developing parts of the world with poor terrestrial infrastructure, corporate enterprises expanding their activities in these regions drive demand for increased satellite capacity. Latin America and Africa are among the regions expected to see strong expansion in satellite VSAT services supporting corporate networks. Banking is among the segments driving this growth along with multinational corporations expanding their presence in the region.

•	Two-way Internet Services — Ka-band satellite services support broadband internet access for consumers and small businesses. The capabilities of today’s high-throughput satellites allow broadband speeds significantly higher than earlier generation satellites and comparable to many terrestrial alternatives.

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

Competitive Strengths

Our business is characterized by the following key competitive strengths:

Leading Global FSS Operator

We are the fourth largest FSS operator in the world and the largest in Canada, with a strong and growing business. We have a leading position as a provider of satellite services in the North American video distribution market. We provide services to both of the major DTH providers in Canada, Bell TV and Shaw Direct, who together have approximately 2.7 million subscribers, as well as to EchoStar (DISH Network) in the United States, who has approximately 14 million subscribers. Our international satellites are well positioned to serve a number of emerging, high growth markets and serve a range of important customers in those markets. Telstar 11N provides service to American, European and African regions and aeronautical and maritime markets of the Atlantic Ocean Region. Telstar 12 provides intercontinental connectivity from the Americas to the Middle East. Telstar 14R/Estrela do Sul 2 offers high powered coverage of the Americas, the Gulf of Mexico, the Caribbean and the North Atlantic Ocean Region (“NAOR”). Telstar 18 delivers video distribution and contribution throughout Asia and offers connectivity to the U.S. mainland via Hawaiian teleport facilities. Our current enterprise services customers include leading telecommunications service providers as well as a range of network service providers and integrators, who provide services to enterprises, governments and international agencies and multiple ISPs.

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

Broadcast:	North American DTH providers Bell TV, Shaw Direct, EchoStar (DISH Network), and leading telecommunications and media firms such as NBC Universal, Chellomedia Programming, Canadian Broadcasting Corporation, Bell Media and HBO.

Enterprise:	Bell Canada, Northwestel, Lockheed Martin, Suncor, BT, Embratel, Xplornet Communications, Panasonic and Harris CapRock Communications.
Consulting:	ViaSat/WildBlue, SCT-Subsecretaria De Comunicaciones, EchoStar and MacDonald, Dettwiler and Associates.

Large Contracted Backlog and Young Satellite Fleet Underpin Anticipated Growth and High Revenue Visibility

Historically, we have been able to generate strong cash flows from our operating activities due to the high operating margins in the satellite industry and our disciplined control of expenses. The stability of our cash flows is underpinned by our large revenue backlog. As of December 31, 2013, we had contracted backlog for future services of approximately $4.9 billion, which represents a multiple of five and a half times revenue for the year ended December 31, 2013. Of the approximately $4.9 billion backlog, we anticipate that approximately 15% will be recognized as revenue in 2014 and the balance to be recognized in 2015 and thereafter. We have been able to generate significant backlog by entering into long-term contracts with our customers, in some cases for all or substantially all of a satellite’s orbital maneuver life.

This revenue backlog supports our anticipated growth. A significant proportion of our expected revenue growth is based on currently contracted business with our DTH provider customers. In addition to this backlog, we have historically experienced a high proportion of contract renewals with existing customers. Together these two factors have produced ongoing, stable cash flows.

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

See “Item 4D. Property, plants and equipment — In-orbit Satellites” for a more detailed description of our orbital locations, the satellites that occupy them and the geographic regions that they serve.

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

Moreover, as the operator of a fleet of 14 satellites plus multiple other satellites for third parties, Telesat has attained meaningful scale to allow it to leverage its relatively fixed cost base to achieve substantial operating margins.

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

Follow a Disciplined Satellite Expansion Strategy

We will continue to focus on capturing the anticipated increase in worldwide demand for satellite services through a disciplined satellite expansion program that should drive incremental contracted backlog and cash flows, and further leverage the company’s fixed cost structure. Our Anik G1 satellite, which launched in April 2013 and is co-located with our Anik F1 satellite, doubled both the Ku-band and C-band transponders serving South America from this orbital location, as well as provided extended Ku-band capacity for DTH services in Canada and X-band capacity for government services. Anik G1’s 16 extended Ku-band transponders have already been contracted for DTH services in Canada to Shaw Direct for 15 years. Moreover, we have entered into a 15 year contract with Paradigm Services for the full X-band payload of three transponders on Anik G1. This satellite has added meaningful incremental capacity to the fleet, including incremental capacity which serves the fast growing Latin American market.

Telstar 12 VANTAGE, a powerful, multi-mission satellite currently under construction will replace and expand on Telstar 12 at 15 degrees west. This new state-of-the-art satellite is expected to launch in late 2015 and will utilize high throughput capabilities that offer superior performance to meet the growing needs of broadcast, government and enterprise users, including demand for aeronautical and maritime services. By using Ku-band across all coverage beams, Telstar 12 VANTAGE will be backwards compatible with existing Ku-band terminal equipment. The satellite will offer a high level of flexibility with coverage of Europe, the Americas, the Middle East and Africa, as well as the Caribbean, North Sea, Mediterranean and South Atlantic regions.

Increase Cash Flow and Maintain Strong Liquidity Profile

The satellite industry is characterized by a relatively fixed cost base that allows significant revenue growth with relatively minimal increases in operating costs, particularly for sales of satellite capacity. Thus, we anticipate that we can increase our revenues without proportional increases in our operating expenses, allowing us to expand our margins. We expect to continually review all aspects of our business to contain operating costs and to maintain and potentially improve our operating efficiency. To further enhance our liquidity, we have a five-year $140 million Revolving Credit Facility that can be used for general corporate purposes including working capital and capital expenditures of which no amount was outstanding at December 31, 2013.

Our Services

We earn the majority of our revenues by providing satellite-based services to customers, who use these services for their own communications requirements or to provide services to customers further down the distribution chain for video and data services. We also earn revenue by providing ground-based transmit and receive services, selling equipment, installing, managing and maintaining satellite networks, and providing consulting services in the field of satellite communications. In this document, we categorize our revenues into: Broadcast, Enterprise Services and Consulting and other.

For the year ended December 31, 2013, we derived revenues from the following services:

Broadcast	52%
Enterprise Services	45%
Consulting and other	3%

Broadcast:  Our broadcast services business provided approximately 52% of our revenues for the year ended December 31, 2013. These services include:

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

Enterprise Services:  Our enterprise services provided approximately 45% of our revenues for the year ended December 31, 2013. These services include:

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

Resource Services:  We provide communications services to geographically diverse locations, both on and off shore, for the oil and gas and mining industries.

Maritime and Aeronautical Services:  We are increasingly providing satellite capacity to customers serving the growing maritime and aeronautical markets, bringing broadband communications services to commercial airplanes and vessels, including cruise and working ships.

Retail Services:  We operate VSAT and hybrid VSAT/terrestrial networks in Canada providing end-to-end services including installation and maintenance of the end user terminal, maintenance of the VSAT hub, and provision of satellite capacity. These networks include the support of point-of-sale and other applications at thousands of retail petroleum sites.

Satellite Operator Services:  We provide services to other satellite operators in the form of partial channel satellite capacity, full transponder satellite capacity and, on occasion, the relocation and use of an entire satellite at their designated orbital location.

Consulting and other:  Our consulting and other category provided approximately 3% of our revenues for the year ended December 31, 2013. Our consulting operations allow us to realize operating efficiencies by leveraging our existing employees and the facility base dedicated to our core satellite communication business. With over forty years of engineering and technical experience, we are a leading consultant in establishing, operating and upgrading satellite systems worldwide, having provided services to businesses and governments in over 40 countries across six continents. In 2013, our international consulting business provided satellite-related services in approximately 18 countries.

We also benefit from revenue diversity in terms of the geographic location of our customers. For the year ended December 31, 2013, we derived revenues, based on the billing address of the customer, in the following geographic regions:

North America	81%
Europe, Middle East and Africa	9%
Latin America	8%
Asia and Australia	2%

Sales and Marketing

We have organized our sales effort by region. Our account teams typically include an experienced sales executive, supported by an application engineering team that provides both pre-sale and post-sale technical advice and consultation to our customers. Our sales staff is partially compensated based on meeting and exceeding individual revenue quota targets.

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

Contracts

We have generally sold satellite transponder capacity, ground services and end-to-end managed services to our customers using three different contractual arrangements:

•	Service agreements: The most common type of agreement that we have entered into for the provision of satellite capacity, ground services and end-to-end managed services is the service agreement. In our service agreements, a customer commits to purchase a specific type of capacity or service. These service agreements contain terms that are generally consistent with industry practices and, for our North American DTH customers, are often for the entire life of a satellite. Typically, our service agreements can only be terminated by our customers prior to the expiration date in the event of a continued period of service interruption.
•	Transponder purchase and operating services agreements: We have also entered into transponder purchase and operating services agreements with a number of our customers to provide them with access to capacity on Anik F1, Anik F1R and Anik F2. We refer to these transponder purchase and operating services agreements as “condominium style” agreements as the customer purchases the transponder on the satellite and then pays us ongoing operating fees for the life of the satellite. Typically, our customers are only entitled to terminate these transponder purchase and operating agreements in the event of a transponder failure. If such an event were to occur, barring a specified degree of negligence or misconduct on our part, our customers may no longer be required to pay us the ongoing operating fees, but would not be entitled to be reimbursed other fees paid by them in connection with the purchase of the transponder. We have not entered into any transponder purchase and operating services agreements since 2005.

•	License agreements: We have also entered into a license arrangement for the majority of the Ka-band capacity on Anik F2. This license agreement provides our customer with the exclusive right to access and use the licensed Ka-band capacity for the life of the satellite. Payment for the license has been received and we have no obligation to reimburse such payment in the event of service interruption.

We plan to sell satellite capacity in the future through service agreements or, in unique circumstances, through exclusive license agreements.

Revenue Backlog

Contracted revenue backlog represents our expected future revenue from existing service contracts (without discounting for present value), including any deferred revenue that we will recognize in the future in respect of cash already received. The significant majority of our contracted revenue backlog is generated from service or other agreements for satellite capacity. We do not include revenue beyond the stated expiration date of a contract regardless of the potential for a renewal. As of December 31, 2013, our contracted backlog, was approximately $4.9 billion. This amount includes approximately $393 million of customer prepayments that Telesat has already received.

Generally, following the successful launch of a satellite, if the satellite is operating nominally, our customers may only terminate their service agreements for satellite capacity by paying us all, or substantially all, of the payments that would have otherwise become due over the term of the service agreement. However, if certain of our existing satellites were to experience a significant launch delay, launch or in-orbit failure, or otherwise fail to operate as anticipated, our customers may be entitled to terminate their agreement and we may be obligated to return a portion of the customer prepayments made under service agreements for that satellite and reduce the associated contracted revenue from the revenue backlog. Those repayments would be funded by any insurance proceeds we may receive, cash on hand and/or funds available under our Revolving Credit Facility.

Our actual realized revenues may differ from the revenues we expect to realize based on our contractual backlog, and such differences may be material. See “Item 3D. Risk Factors — Risks Related to Our Business” for a discussion of some of the factors that may affect our revenues.

Patents and Proprietary Rights

As of December 31, 2013, Telesat had seven patents all in the United States. These patents expire between 2018 and 2027. Telesat also has several pending domestic and international patent applications.

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

Competition

We are a leading global FSS operator in a highly competitive industry and we compete against other global, regional and national satellite operators and with providers of terrestrial-based communications services.

Fixed Satellite Operators

Other global FSS operators are Intelsat S.A. (“Intelsat”), SES S.A. (“SES”) and Eutelsat S.A. (“Eutelsat”). We also compete with a number of nationally or regionally focused FSS operators around the world.

Intelsat, SES and Eutelsat are each substantially larger than we are in terms of both the number of satellites they have in-orbit as well as their revenues. We believe that Intelsat and its subsidiaries and SES and its subsidiaries each have global fleets of over fifty satellites, and that Eutelsat and its subsidiaries have a fleet of over thirty satellites. Due to their larger sizes, these operators may be able to take advantage of greater economies of scale, may be more attractive to customers, and may (depending on the specific satellite and orbital location in question) have greater flexibility to restore service to their customers in the event of a partial or total satellite failure. In addition, their larger sizes may enable them to devote more resources, both human and financial, to sales, operations, product development, and strategic alliances and acquisitions.

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

The Canadian Government opened Canadian satellite markets to foreign satellite operators as part of its 1998 World Trade Organization commitments to liberalize trade in basic telecommunications services. As of January 2014, approximately 85 non-Canadian FSS satellites are listed as having been approved by Industry Canada for use in Canada. Three of these are Telesat satellites licensed by other administrations and one is a satellite on which Telesat owns the Canadian-coverage capacity. The growth in satellite service providers using or planning to use Ka-band, including Avanti Communications, O3b, ViaSat/Wildblue, Eutelsat, HNS/EchoStar, Inmarsat, SES, Yahsat and others, will result in increased competition.

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

Government Regulation

Canadian Regulatory Environment

The Telesat Divestiture Act

Telesat Canada was established by the Government of Canada in 1969 under the Telesat Canada Act. As part of the Canadian government’s divestiture of its shares in Telesat Canada, pursuant to the Telesat Canada Reorganization and Divestiture Act (1991) (the “Telesat Divestiture Act”), Telesat Canada was continued on March 27, 1992 as a business corporation under the CBCA, the Telesat Canada Act was repealed and the Canadian government sold its shares in Telesat Canada. The Telesat Divestiture Act provides that no legislation relating to the solvency or winding-up of a corporation applies to Telesat Canada and that its affairs cannot be wound up unless authorized by an Act of Parliament. See “Item 3D. Risk Factors — Risks Related to our Indebtedness and our Senior Notes — Because of the Telesat Canada Reorganization and Divestiture Act, a Canadian act uniquely applicable to Telesat Canada (but not the guarantors, other subsidiaries or Telesat LLC), Telesat Canada may not have access to the usual protections from creditors and other rights available to insolvent persons, and creditors, including holders of the Notes, may not have recourse to the usual rights, remedies and protections under applicable bankruptcy and insolvency laws generally available to creditors of insolvent persons.” In addition, Telesat Canada and its shareholders and directors cannot apply for Telesat Canada’s continuation in another jurisdiction or dissolution unless authorized by an Act of Parliament.

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

The Telecommunications Act

Telesat Canada is a Canadian carrier under the Telecommunications Act (Canada), or the Telecom Act. The Telecom Act authorizes the Canadian Radio-Television and Telecommunications Commission (“CRTC”) to regulate various aspects of the provision of telecommunications services by us and other telecommunications service providers. Under the current regulatory regime, we have pricing flexibility subject to a price ceiling on certain full period FSS services offered in Canada under minimum five-year arrangements, and otherwise we are not required to file tariffs for approvals. DBS services offered within Canada are also subject to CRTC regulation, but have been treated as distinct from FSS services and facilities. We require CRTC approval of customer agreements relating to the sale of DBS capacity in Canada, including the rates, terms and conditions of service set out therein. Section 28(2) of the Telecom Act provides that the CRTC may allocate satellite capacity to particular broadcasting undertakings if it is satisfied that the allocation will further the implementation of the broadcasting policy for Canada. The exercise by the CRTC of its rights under section 28(2) of the Telecommunications Act could affect our relationship with existing customers, which could have a material adverse effect on our results of operations, business prospects and financial condition. In December 2013, the CRTC announced that in 2014 it will undertake an inquiry to examine satellite services offered in Canada, including the rates charged by satellite operators. The CRTC will also launch a proceeding to explore how infrastructure investments in transport facilities in Northwestel’s operating territory could be funded.

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

Industry Canada traditionally licensed satellite radio spectrum using a competitive licensing process. In 2012, Industry Canada conducted a public consultation on the licensing framework for FSS and BSS in Canada. As a result of the consultation, changes in policy were announced in November 2013. Effective January 6, 2014, all FSS and BSS licences will be awarded to qualified applicants on a first-come, first-served basis, and spectrum licences will replace radio licences. Industry Canada is also reviewing the license fees it will charge spectrum license holders but has not yet implemented any changes. The term of spectrum licences will be 20 years, with a high expectation of renewal. Industry Canada may, however, issue licences with a shorter term.

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

Contribution Collection Mechanism

Since November 2000, pursuant to the CRTC’s Decision CRTC 2000-745, virtually all telecommunications service providers are required to pay contribution charges based on their Canadian telecommunications service revenues, minus certain deductions (e.g., retail Internet and paging revenues, terminal equipment sales and inter-carrier payments). The contribution rate varies from year to year. It was initially set at 4.5% of eligible revenues but was significantly reduced in subsequent years. The rate for 2013 was 0.53%.

United States Regulatory Environment

The FCC regulates the provision of satellite services to, from, or within the United States.

We have chosen to operate our U.S.-authorized satellites, Telstar 11N and Telstar 12, on a non-common carrier basis. Consequently, they are not subject to rate regulation or other common carrier regulations enacted under the Communications Act of 1934. We pay FCC filing fees in connection with our space station and earth station applications and annual fees to defray the FCC’s regulatory expenses. Annual and quarterly status reports must be filed with the FCC for interstate/international telecommunications and contribution charges to the FCC’s Universal Service Fund (“USF”) based on eligible United States telecom revenues are paid on a quarterly and annual basis. The USF contribution rate is adjusted quarterly and is currently set at 16.4% for the first quarter of 2014. At the present time, the FCC does not assess USF contributions with respect to bare transponder capacity (i.e., agreements for space segment only). Telesat’s United States telecom revenues that are USF eligible are currently small, and our USF payments are not material.

Telesat also owns and operates the portion of the ViaSat-1 satellite (115° WL) payload that is capable of providing service within Canada. The ViaSat-1 satellite is licensed by the U.S.

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

Tonga Regulatory Environment

We, through our subsidiary Telesat Satellite LP, own Telstar 18, which operates at the 138° EL orbital location under an agreement with APT, which has been granted the right to use the 138° EL orbital location by The Kingdom of Tonga. APT is the direct interface with the Tonga regulatory bodies. Because we have gained access to this orbital location through APT, there is greater uncertainty with respect to our ability to maintain access to this orbital location and the frequencies for replacement satellites.

United Kingdom Regulatory Environment

We own and operate the portion of the ViaSat-1 satellite (115° WL) payload that is capable of providing service within Canada. ViaSat-1 operates in accordance with a license granted by the FCC in the United States. However, by virtue of an intergovernmental arrangement between the United States and the United Kingdom, ViaSat-1 operates in accordance with ITU networks filed by the United Kingdom regulatory agency, OFCOM, on behalf of the Isle of Man. The Isle of Man is a British Crown Dependency and Isle of Man satellite orbital filings are filed with the ITU-BR by OFCOM. ManSat Ltd. has been granted exclusive rights by the Isle of Man Government to manage all aspects of Isle of Man satellite orbital filings. Both Telesat and ViaSat have a commercial relationship with ManSat. ViaSat and Telesat have agreed to cooperate in their dealings with ManSat with respect to the ViaSat-1 satellite for OFCOM and ITU purposes.

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

The Canadian, United States and other member states have rights to use certain frequencies at orbital locations. Telesat has been authorized by its ITU filing administrators Canada, USA, Brazil, and United Kingdom of Great Britain and Northern Ireland to use certain frequencies at orbital locations. In addition, through commercial arrangements, Telesat has the right to use certain frequencies for which the Kingdom of Tonga has the rights. Authorized frequencies include those already used by our current satellites, and additional frequencies at various orbital locations that must be brought into use within specified time limits.

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

The process of ITU filing and notification in the MIFR of frequencies spans a period of seven to eight years, or longer, depending upon the frequency band and the various provisions of the ITU Radio Regulations that may be invoked. Telesat’s authorized frequencies are in various stages of the coordination and notification process. Many frequencies have completed the process and have been registered in the MIFR. In other cases, coordination is on-going so that entry into the MIFR is pending. This is typical for satellite operators. Depending upon the outcome of coordination discussions with other satellite operators, Telesat may need to make concessions in terms of how a frequency may be used. This, in turn, could have a material adverse impact on our financial condition, as well as on the value of our business. The failure to reach an appropriate arrangement with such satellite operators may render it impossible to secure entry into the MIFR and result in substantial restrictions on the use and operations of our existing satellites at their orbital locations. In the event disputes arise during the coordination process or thereafter, the ITU Radio Regulations set forth procedures for resolving disputes but do not contain a mandatory dispute resolution mechanism or an enforcement mechanism. Rather, the rules invite a consensual dispute resolution process for parties to reach a mutually acceptable agreement. Neither the rules nor international law provide a clear remedy for a party where this voluntary process fails.

Although non-governmental entities, including Telesat, participate at the ITU, only national administrations have full standing as ITU members. Consequently, we must ultimately rely on the administrations of Canada, the United States, Brazil, the United Kingdom and the Kingdom of Tonga to represent our interests, including submitting and coordinating the ITU satellite networks that provide orbital locations and frequency information within the ITU process described above. See “Item 3D. Risk Factors — Risks Related to Our Business” for a discussion on how the international regulatory environment may affect our revenues.

Capital Expenditures

For a description of our principal capital expenditures during the past two fiscal years, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

Property

We own or lease, as described, the satellites and other property identified under “Item 4D. Property, plants and equipment — In-Orbit Satellites”, “Item 4D. Property, plants and equipment — Rights to Other Satellites” and “Item 4D. Property, plants and equipment — Satellite Operations and Related Facilities — Satellite Control Centre and Earth Station Facilities.”

C. Organizational structure.

Our corporate structure is as follows:

(1)	PSP Investments holds 29.4% of the shares eligible to vote for directors; the remaining 37.9% of shares eligible to vote for directors is held by two independent individuals.
(2)	Telesat LLC, a Delaware limited liability company, is a wholly-owned subsidiary of Telesat Canada and exists primarily for the purpose of serving as a co-issuer of Telesat Canada’s 6.0% Senior Notes due May 15, 2017 and co-borrower under our Senior Secured Credit Facilities.

D. Property, plants and equipment.

In-Orbit Satellites

Our North American focused fleet is comprised of seven satellites (Anik F1R, Anik F2, Anik F3, Nimiq 1, Nimiq 4, Nimiq 5 and Nimiq 6), plus the Canadian beams on ViaSat-1. Our international fleet is comprised of five satellites (Anik F1, Telstar 11N, Telstar 12, Telstar 14R/Estrela do Sul 2 and Telstar 18). Our Anik G1 satellite provides service for both North and South America. Our Nimiq 2 satellite is currently being relocated to a different orbital location.

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

The table below summarizes selected data relating to our owned in-orbit satellite capacity as of December 31, 2013:

	Orbital Location Regions Covered	Launch Date	Manufacturer’s End-of-Service Life	End-of-Orbital Maneuver Life(1)	Frequency(2)	Model
Anik F1	107.3° WL South America	November 2000	2016	2022	C/Ku	BSS702 (Boeing)
Anik F1R(3)	107.3° WL North America	September 2005	2020	2023	C/Ku/L	E3000 (EADS Astrium)
Anik F2	111.1° WL Canada, Continental United States	July 2004	2019	2027	C/Ku/Ka	BSS702 (Boeing)
Anik F3	118.7° WL Canada, Continental United States	April 2007	2022	2026	C/Ku/Ka	E3000 (EADS Astrium)
Anik G1	107.3° WL Canada South America	April 2013	2028	2039	C/Ku/X	SS/L 1300
Nimiq 1	Not Applicable(4)	May 1999	2011	2021	Ku	A2100 AX (Lockheed Martin)
Nimiq 2	Not Applicable(4)	December 2002	2015	2021	Ku/Ka	A2100 AX (Lockheed Martin)
Nimiq 4	82° WL Canada	September 2008	2023	2027	Ku/Ka	E3000 (EADS Astrium)
Nimiq 5	72.7° WL Canada, Continental United States	September 2009	2024	2035	Ku	SS/L 1300
Nimiq 6	91.1° WL Canada	May 2012	2027	2046	Ku	SS/L 1300
Telstar 11N	37.55° WL North and Central America, Europe, Africa and the maritime Atlantic Ocean region	February 2009	2024	2026	Ku	SS/L 1300
Telstar 12	15° WL Eastern United States, SE Canada, Europe, Russia, Middle East, South Africa, portions of South and Central America	October 1999	2012	2017	Ku	SS/L 1300
Telstar 14R/ Estrela do Sul 2	63° WL Brazil and portions of Latin America, North America, Atlantic Ocean	May 2011	2026	2024	Ku	SS/L 1300
Telstar 18(5)	138° EL India, South East Asia, China, Australia and Hawaii	June 2004	2017	2018	C/Ku	SS/L 1300
(1)	Our current estimate of when each satellite will be decommissioned, taking account of anomalies and malfunctions the satellites have experienced to date and other factors such as remaining fuel levels, consumption rates and other available engineering data. These estimates are subject to change and it is possible that the actual orbital maneuver life of any of these satellites will be shorter than we currently anticipate. Further, it is anticipated that the payload capacity of each satellite may be reduced prior to the estimated end of orbital maneuver life. For example, we currently anticipate that we will need to commence the turndown of transponders on Anik F1 prior to the End of Orbital Maneuver Life, as a result of further degradation in available power. See “Item 3D. Risk Factors — Risks Related to Our Business — The actual orbital maneuver lives of our satellites may be shorter than we anticipate and we may be required to reduce available capacity on our satellites prior to the end of their orbital maneuver lives.”
(2)	Includes the DBS Ku-band, extended C-band and extended Ku-band in certain cases.
(3)	We do not provide service in the L-band. The Anik F1R L-band payload is licensed to our customer by the FCC.

(4)	Nimiq 1 is currently located in a non-Telesat orbital slot and Nimiq 2 is currently being relocated to a different orbital location.
(5)	Includes 16.6 MHz of C-band capacity provided to the Government of Tonga in lieu of a cash payment for the use of the orbital location. The satellite carries additional transponders (the “APT transponders”), as to which APT has a prepaid lease through the end of life of the satellite in consideration for APT’s funding a portion of the satellite’s cost. This transaction was accounted for as a sales-type lease, because substantially all of the benefits and risks incident to the ownership of the leased transponders were transferred to APT. We have agreed with APT among other things that if we are able to obtain the necessary approvals and licenses from the U.S. government under U.S. export laws, we would transfer title to the APT transponders on Telstar 18 to APT, as well as a corresponding interest in the elements on the satellite that are common to or shared by the APT transponders and our transponders. Telesat acquired two transponders from APT for an additional payment in August 2009.

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

In 2013 Nimiq 2 again experienced solar array circuit failures, resulting in a significant reduction of available power. These failures have substantially reduced the number of transponders we can operate at saturation and it is currently expected that the available capacity will be further reduced over time.

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

We have experienced and continue to experience intermittent anomalies with certain amplifiers in the Ka-band and Ku-band payloads on Anik F2. Boeing, the manufacturer, has completed its investigation of these anomalies. The majority of the affected Ka-band units continue to remain in service through modifying operational configurations. The Ku-band TWTAs that were affected as a result of these anomalies have failed. All but two of the failed transponders were replaced using spares and many of the Ku-band TWTAs currently in service have no further spares left to replace them should they fail. Anik F2 has experienced an anomaly with one of its two telemetry transmitters. While the failure of a single telemetry transmitter does not impact satellite operations or the service we provide to our customers, in the event we are unable to restore any redundancy and the second telemetry transmitter were to fail we would cease receiving important information from the satellite regarding its position in orbit and health and our ability to operate the satellite would be adversely affected. A software patch for the satellite was developed by Boeing to provide telemetry to support operations in the event of a failure of the second transmitter and was implemented on the satellite in February 2013. Our Anik F2 satellite has also experienced an anomaly on one of the station- keeping thrusters and this anomaly is under investigation with the manufacturer. The thruster anomaly has had no impact on service.

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

Satellites Under Construction

On July 30, 2013, we entered into contractual arrangements with Airbus Defence and Space (formerly Astrium SAS) for the construction of Telstar 12 VANTAGE, which we anticipate will be launched in late 2015. This new state-of-the-art satellite will utilize high throughput capabilities that offer superior performance to meet the growing needs of broadcast, government and enterprise users, including demand for aeronautical and maritime services. By using Ku-band across all coverage beams, Telstar 12 VANTAGE will be backwards compatible with existing Ku-band terminal equipment. The satellite will offer a high level of flexibility with coverage of Europe, the Americas, the Middle East and Africa, as well as the Caribbean, North Sea, Mediterranean and South Atlantic regions.

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

In general, our satellites are subject to various regulatory authorities and to the rights of other operators. See “Item 3D. Risk Factors — Risks Related to Our Business — Our operations may be limited or precluded by ITU rules or processes and we are required to coordinate our operations with those of other satellite operators” for more information about these risks.

Satellite Operations and Related Facilities

Satellite Control Centre and Earth Station Facilities

Our primary Satellite Control Centre (“SCC”) is located at our headquarters in Ottawa, Ontario. The SCC is the hub for our satellite-related activities. The facility is staffed 24 hours per day and currently operates 13 Telesat owned satellites: Anik F1, Anik F1R, Anik F2, Anik F3, Anik G1, Nimiq 1, Nimiq 2, Nimiq 4, Nimiq 5, Nimiq 6, Telstar 11N, Telstar 12 and Telstar 18. Telesat also operates ViaSat-1, as well as numerous other satellites for third parties from our SCC in Ottawa. We operate our Telstar 14R/Estrela do Sul 2 satellite from our SCC in Rio de Janeiro, Brazil.

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

Insurance Coverage

We comply with requirements to maintain satellite insurance under the terms of our Senior Secured Credit Facilities and indenture. Under the most restrictive of these covenants, we are required to maintain insurance equal to a minimum of 50% of the net book value of certain operating satellites, and an aggregate of 50% of the net book value across the satellite fleet. As of December 31, 2013, we complied with these requirements and have arranged in-orbit insurance policies that generally expire in November 2014.

We may discontinue or change our in-orbit insurance practices in the future, subject to the requirements of our Senior Secured Credit Facilities and indenture. Some of our satellite in-orbit insurance policies contain deductibles or coverage exclusions related to potential future failures of certain specific on-board components.

We do not insure our interests in Anik F1, Nimiq 2, Nimiq 1 or Telstar 18. We also do not insure our capacity on ViaSat-1.

Following the launch of Telstar 14R/Estrela do Sul 2 in May 2011, the satellite’s north solar array failed to deploy. Insurance coverage was in place to cover the failure. During 2011, a claim was filed with the insurers. In late 2011, the claim was settled with insurers and payment of USD $132.7 million was received. The residual value of Telstar 14R/Estrela do Sul 2 remains insured under in-orbit insurance policies.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

A. Operating results

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with Telesat Holdings Inc.’s audited consolidated financial statements beginning at Page F-1 of this Annual Report. As used in this management’s discussion and analysis of financial condition and results of operations (“MD&A”), unless the context states or requires otherwise, references to “Telesat”, “Company”, “we”, “our” and “us” refer to Telesat Holdings Inc. and its subsidiaries. Unless the context states or requires otherwise, reference herein to “the consolidated financial statements” or “the financial statements” or similar terms refer to the consolidated financial statements of Telesat Holdings Inc. included herein.

The dollar amounts presented in this Annual Report are in Canadian dollars unless otherwise specified. On December 31, 2013, the Bloomberg exchange rate was USD $1 = CAD $1.0623. The average exchange rate for the twelve months ended December 31, 2013, was USD $1 = CAD $1.0291.

Except for the historical information contained in the following MD&A, the matters discussed below are not historical facts, but are “forward-looking statements” as that term is defined in the Private Securities Litigation Reform Act of 1995. In addition, we or our representatives have made and may continue to make forward-looking statements, orally or in writing, in other contexts. These forward-looking statements can be identified by the use of words such as “believes”, “expects”, “plans”, “may”, “would”, “could”, “should”, “anticipates”, “estimates”, “project”, “intend”, “pursue” or “outlook” or other variations of these words. These statements, including without limitation those relating to Telesat and Telesat Canada, are not guarantees of future performance and involve risks and uncertainties that are difficult to predict or quantify. Actual events or results may differ materially as a result of a wide variety of factors and conditions, many of which are beyond our control. For a detailed discussion of these and other factors and conditions, please refer to “Item 3D. — Risk Factors”. We undertake no obligation to update any forward-looking statements.

The information contained in this MD&A takes into account information available up to February 21, 2014, unless otherwise noted.

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

At December 31, 2013, we provided satellite services to customers from our fleet of 14 in-orbit satellites. In addition, we own the Canadian payload on the ViaSat-1 satellite and have another satellite, Telstar 12 VANTAGE, under construction. We also manage the operations of additional satellites for third parties.

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

We recognize revenue when earned, as services are rendered or as products are delivered to customers. For us to recognize revenue, there must be evidence that an arrangement exists, the amount of revenue must be fixed or determinable and our ability to collect must be reasonably assured. In particular, broadcast and some enterprise revenue are generally billed in advance to the customers and recognized in the month for which the service is rendered. Consulting revenue for cost plus contracts is recognized after the work has been completed and accepted by the customer. The percentage of completion method is used for fixed price contracts.

Expenses

Our operating expenses consist mainly of labor, the cost of which has historically been relatively stable. As we take advantage of growth opportunities through the addition of satellites to our fleet, we believe we can increase revenue with relatively smaller increases in operating expenses. Variable operating expenses include in-orbit insurance and direct-billed expenses, such as third-party contractor services.

Interest expense continues to be significant and arises principally from our Senior Secured Credit Facilities and our 6.0% Senior Notes. Non-cash foreign exchange gains or losses incurred on the translation of the U.S. dollar denominated debt and the gains or losses on financial instruments resulting from variations in the fair value of the cross-currency basis swaps, interest rate swaps, prepayment option on our Senior Notes and embedded derivatives related to the interest rate floors included on our Canadian and U.S. Term Loan B Facilities remain significant components of our net income.

Other significant operating expenses include the straight-line depreciation of the cost of each of our satellites over their useful lives and amortization expense related to various finite life intangible assets.

OPERATING HIGHLIGHTS OF 2013

Re-Pricing and Amendment to the Credit Agreement

On April 2, 2013, we re-priced and amended our existing credit agreement, dated March 28, 2012 (the “Credit Agreement”). The amendment converted $34 million from Canadian dollars to U.S. dollars and reduced the interest rates on our Canadian Term Loan B Facility (“Canadian TLB Facility”) and U.S. Term Loan B Facility (“U.S. TLB Facility”) by 0.50%. The amendment also reduced the interest rate floors on the debt to 1.00% and 0.75% for our Canadian TLB Facility and U.S. TLB Facility, respectively. The permitted leverage ratio to incur first lien debt is now 4.25:1.00 which represents a change from the prior 4.00:1.00 senior secured leverage ratio test in the Credit Agreement.

Anik G1

On April 15, 2013, we successfully launched our Anik G1 satellite. Anik G1 was placed into commercial service at the 107.3 degrees West Longitude orbital location in May 2013 and provides a range of communications services, using Ku-band for direct-to-home video services for Canada, X-band for government services in the Americas and Pacific Ocean region, and C-band and Ku-band for a range of services in South America.

Redemption of 12.5% Senior Subordinated Notes

On May 1, 2013, we redeemed all of our 12.5% Senior Subordinated Notes due November 1, 2017, issued under an indenture dated as of June 30, 2008. The redemption took place, using cash on-hand, at a price equal to 106.25% of the principal amount.

Telstar 12 VANTAGE

During the second quarter of 2013, we announced the procurement of a powerful, multi-mission satellite from Airbus Defence and Space that will replace and expand on Telstar 12 at 15 degrees West Longitude. This new state-of-the-art satellite, called Telstar 12 VANTAGE, is expected to launch in late 2015 and will utilize high throughput capabilities that offer superior performance to meet the growing needs of broadcast, government and enterprise users, including demand for aeronautical and maritime services. By using Ku-band across all coverage beams, Telstar 12 VANTAGE will be backwards compatible with existing Ku-band terminal equipment. The satellite will offer a high level of flexibility with coverage of Europe, the Americas, the Middle East and Africa, as well as the Caribbean, North Sea, Mediterranean and South Atlantic regions.

In late September 2013, we entered into a contract with Mitsubishi Heavy Industries Ltd. to provide launch services for our Telstar 12 VANTAGE satellite.

FUTURE OUTLOOK

Our commitment to providing strong customer service, and our focus on innovation and technical expertise has allowed us to successfully build our business to date. Building on our existing contractual revenue backlog, our focus is on taking disciplined steps to grow our core business and sell newly launched and existing in-orbit satellite services; and, in a disciplined manner, use the cash flow generated by existing business, contracted expansion satellites and cost savings to strengthen our business.

We believe our satellite fleet offers a strong combination of existing revenue backlog and a strong foundation upon which we will seek to continue to grow our revenue and cash flows. The growth is expected to come from satellite services using the available capacity on our existing fleet of in-orbit satellites, including our Anik G1 satellite, which began commercial service on May 8, 2013, and our Telstar 12 VANTAGE satellite, which is expected to be launched in late 2015.

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

We anticipate that the relatively fixed cost nature of our business, combined with contracted revenue growth and other growth opportunities, will produce growth in operating income and cash flow.

Leading into 2014, we will remain focused on: increasing utilization on our existing satellites; the construction of our Telstar 12 VANTAGE; identifying and pursuing opportunities to expand our satellite fleet; and maintaining cost and operating discipline.

RESULTS OF OPERATIONS

Review of financial performance

Our significant revenue backlog and long-term customer contracts protect us, to a certain extent, from short-term market fluctuations. With the launch and entry into commercial service of our Anik G1 satellite in the second quarter of 2013 and with our Telstar 12 VANTAGE satellite under construction, we believe we are well positioned to strengthen our overall financial performance.

Our net income for the year ended December 31, 2013, was $68 million compared to a net income of $24 million in the prior year for a net increase of $44 million. The favorable variation was partly due to a gain on changes in fair value of financial instruments and a lower loss on financing in 2013 compared to 2012 as losses were recognized in 2012 on the repurchase and redemption of our 11.0% Senior Notes. Our results were also positively impacted by meaningful revenue growth primarily relating to the successful deployments of our Nimiq 6 satellite in June 2012 and Anik G1 satellite in May 2013, lower operating expenses mainly due to special payments made in 2012 to certain employees of the Company in connection with a cash distribution made to the Company’s shareholders, and lower interest expense due to our refinancing activities. The favorable variation was partially offset by a non-cash loss on foreign exchange, which was principally due to a stronger U.S. dollar to Canadian dollar spot rate at December 31, 2013, compared to December 31, 2012, and the resulting unfavorable impact on the translation of our U.S. dollar denominated debt.

Our net income for the year ended December 31, 2012, was $24 million compared to a net income of $236 million in the prior year for a net decrease of $212 million. The unfavorable variation was due in part to the recognition in 2011 of a $135 million gain from insurance proceeds received in connection with an insurance claim filed for the failure of the north solar array on Telstar 14R/Estrela do Sul 2. The decrease in net income was also impacted by a loss on financing in 2012, which was the result of the repurchase and redemption of our 11.0% Senior Notes, and the write-off of deferred financing costs capitalized with respect to our previous senior secured credit facilities dated October 31, 2007. Results were also negatively impacted by an increase in operating expenses mainly due to special payments made to certain employees in connection with the cash distribution made to the Company’s shareholders in 2012. The unfavorable variation was partially offset by meaningful revenue growth in 2012 as a result of the successful deployment of our Nimiq 6 satellite in June 2012 and the commencement of commercial service of our Canadian payload on the ViaSat-1 satellite in December 2011.

Below are the foreign exchange rates used for our audited consolidated financial statements:

	2013	2012	2011
USD to CAD spot rate at December 31	1.0623	0.9921	1.0213
USD to CAD average rates for the year	1.0291	1.0013	0.9850

Revenue

	Year Ended December 31,			% Increase (Decrease) 2013 vs. 2012
(in millions of Canadian dollars except percentages)	2013	2012	2011
Broadcast	$471	$439	$436	7%
Enterprise	402	381	342	6%
Consulting and other	24	26	30	(8)%
Revenue	$897	$846	$808	6%

Total revenue for the year ended December 31, 2013, increased by $51 million to $897 million compared to $846 million for the prior year. Revenue from Broadcast services increased by $32 million for the year ended December 31, 2013, as compared to the prior year. The increase was mainly due to revenue earned on our Nimiq 6 and Anik G1 satellites which entered into commercial service in June 2012 and May 2013, respectively, partially offset by a decrease in revenue earned on our Nimiq 1 and Nimiq 2 satellites. The decrease in revenue on our Nimiq 2 satellite was partially offset by a termination fee earned when the satellite was returned to us by our customer. Revenue from Enterprise services increased by $21 million for the year ended December 31, 2013, when compared to the prior year. The increase was primarily due to short-term services provided to another satellite operator using our Nimiq 1 satellite and revenue earned on our Anik G1 satellite. Consulting and other revenue decreased by $2 million for the year ended December 31, 2013, when compared to the prior year. The decrease was primarily due to the completion of certain consulting programs that were active in 2012.

Total revenue for the year ended December 31, 2012, was $846 million, an increase of $38 million from the $808 million for the prior year. Revenue from Broadcast services increased by $3 million for the year ended December 31, 2012, as compared to the prior year. The increase was mainly due to revenue earned on our Nimiq 6 satellite which entered into commercial service in June 2012, partially offset by a scheduled rate reduction on a long-term contract for our Nimiq 1 satellite which occurred during 2011. Revenue from Enterprise services increased by $39 million for the year ended December 31, 2012, when compared to the prior year. The increase was primarily due to continued growth in our enterprise activities and revenue earned from our Canadian payload on the ViaSat-1 satellite which entered commercial service in December 2011. Consulting and other revenue decreased by $4 million for the year ended December 31, 2012, when compared to the prior year. The decrease was primarily due to the termination of a customer contract.

Expenses

	Year Ended December 31,			% Increase (Decrease) 2013 vs. 2012
(in millions of Canadian dollars except percentages)	2013	2012	2011
Depreciation	$211	$209	$199	1%
Amortization	33	36	41	(8)%
Operating expenses	201	246	188	(18)%
Other operating gains, net	(25)	(6)	(114)	317%
Total expenses	$420	$485	$314	(13)%

Depreciation and Amortization

Depreciation of satellite, property and other equipment increased by $2 million for the year ended December 31, 2013, as compared to the prior year. The increase in depreciation was related to our Nimiq 6 and Anik G1 satellites which entered commercial service in June 2012 and May 2013, respectively, partially offset by the end of the useful life for accounting purposes of Telstar 12. Amortization of intangible assets decreased for the year ended December 31, 2013, by $3 million primarily due to lower amortization of intangible assets related to revenue backlog as certain contracts were completed.

Depreciation of satellite, property and other equipment increased by $10 million for the year ended December 31, 2012, as compared to the prior year. The increase in depreciation was due to Telstar 14R/Estrela do Sul 2 and our Canadian payload on the ViaSat-1 satellite which entered commercial service in July 2011 and December 2011, respectively, as well as our Nimiq 6 satellite which entered commercial service in June 2012. The increase was partially offset by the end of the useful lives for accounting purposes of Nimiq 1 and Telstar 14/Estrela do Sul. Amortization of intangible assets decreased by $5 million for the year ended December 31, 2012, due to lower amortization of intangible assets related to revenue backlog as certain contracts were completed.

Operating Expenses

	Year Ended December 31,			% Decrease 2013 vs. 2012
(in millions of Canadian dollars except percentages)	2013	2012	2011
Compensation and employee benefits	$79	$116	$62	(32)%
Other operating expenses	44	48	48	(8)%
Cost of sales	78	82	78	(5)%
Operating expenses	$201	$246	$188	(18)%

Operating expenses consist of compensation and employee benefits, other operating expenses such as marketing, general and administration expenses and cost of sales.

Total operating expenses decreased by $45 million for the year ended December 31, 2013, as compared to the prior year. Compensation and employee benefit expenses decreased by $37 million for the year ended December 31, 2013, in comparison to the prior year. This was primarily due to expenses incurred in 2012 related to special payments to certain employees in connection with a cash distribution made to the Company’s shareholders, partially offset by an increase in share-based compensation expense in the current year as a result of additional stock options granted during the second quarter of 2013. Other operating expenses decreased by $4 million for the year ended December 31, 2013, as compared to the prior year. This variation was the result of lower in-orbit insurance premiums in 2013, non-recurring costs incurred in 2012 associated with a payment made to independent directors and expenses related to the refinancing of our previous senior secured credit facilities dated October 31, 2007. Cost of sales decreased by $4 million for the year ended December 31, 2013, when compared to the prior year as a result of lower revenue related expenses.

Total operating expenses increased by $58 million for the year ended December 31, 2012, as compared to the prior year. The variation was mainly the result of compensation and employee benefit expenses which increased by $54 million, primarily due to expenses related to special payments to certain employees in connection with the cash distribution made to our shareholders. Cost of sales increased by $4 million for the year ended December 31, 2012, as compared to the prior year. The increase in cost of sales was a result of higher revenue related expenses.

Other Operating Gains, Net

	Year Ended December 31,			% Increase (Decrease) 2013 vs. 2012
(in millions of Canadian dollars except percentages)	2013	2012	2011
Insurance proceeds	$—	$—	$135	—
Impairment reversal (loss) on intangible assets	17	1	(20)	1,600%
Gain on other post-employment benefit plan amendment	10	—	—	100%
Gain on forgiveness of satellite incentive payments	—	6	—	(100)%
Loss on disposal of assets	(2)	(1)	(1)	100%
Other operating gains, net	$25	$6	$114	317%

Other operating gains, net, were $25 million for the year ended December 31, 2013, compared to other operating gains, net, of $6 million for the prior year. In 2013, our gain was primarily a result of an impairment reversal on orbital slots due to the utilization of a lower discount rate, as well as a gain resulting from an amendment relating to one of our other post-employment benefit plans. In 2012, we recognized a $6 million gain on the elimination of satellite incentive payments relating to one of our satellites.

Other operating gains, net, were $6 million for the year ended December 31, 2012, compared to $114 million in the prior year. As stated above, we recognized a $6 million gain in 2012 on the elimination of satellite incentive payments relating to one of our satellites. In 2011, insurance proceeds of $135 million were received in connection with an insurance claim filed for the failure of the north solar array on Telstar 14R/Estrela do Sul 2, partially offset by a $20 million impairment loss on orbital slots as a result of the utilization of a higher discount rate.

Interest Expense

	Year Ended December 31,			% Decrease 2013 vs. 2012
(in millions of Canadian dollars except percentages)	2013	2012	2011
Debt service costs	$220	$244	$245	(10)%
Interest on performance incentive payments	4	4	4	—
Interest on senior preferred shares	—	2	10	(100)%
Interest on promissory note	—	9	—	(100)%
Interest on employee benefit plans	3	3	2	—
Capitalized interest	(3)	(17)	(32)	(82)%
Interest expense	$224	$245	$229	(9)%

Interest expense includes interest related to our debt, performance incentive payments, former senior preferred shares, former promissory note with PSP Investments, and defined benefit plans, net of capitalized interest on our satellites under construction. Total debt service costs, which include interest expense on indebtedness and interest expense on derivative instruments, decreased by $24 million for the year ended December 31, 2013, as compared to the prior year, primarily due to the redemption of our 12.5% Senior Subordinates Notes on May 1, 2013, a lower interest rate on our 6.0% Senior Notes as compared to our 11.0% Senior Notes which were redeemed in the second quarter of 2012, and lower interest expense on our Canadian and U.S. TLB Facilities as a result of amending our Senior Secured Credit Facilities on April 2, 2013. The decrease was partially offset by additional interest expense that resulted from refinancing our previous senior secured credit facilities dated October 31, 2007, at the end of the first quarter of 2012, interest incurred on an additional $200 million of 6.0% Senior Notes which were issued in the fourth quarter of 2012 with the proceeds used to redeem our promissory note, and a foreign exchange impact on the conversion of our U.S. dollar denominated interest expense resulting from a stronger U.S. dollar to Canadian dollar rate in 2013 relative to 2012. Interest expense on our senior preferred shares decreased by $2 million for the year ended December 31, 2013, as compared to the prior year as they were redeemed at the end of the first quarter of 2012. Interest expense on our promissory note decreased by $9 million for the year ended December 31, 2013, as compared to the prior year as it was repaid in the fourth quarter of 2012. Capitalized interest decreased by $14 million for the year ended December 31, 2013, as compared to the prior year as a satellite under construction in 2012 was launched in the second quarter of 2013, and a new satellite was procured and commenced construction in the third quarter of 2013.

Total debt service costs decreased by $1 million for the year ended December 31, 2012, as compared to the prior year. This was primarily the result of a decrease in interest expense incurred on our interest rate swaps and a decrease due to a more favorable interest rate on our 6.0% Senior Notes as compared to our 11.0% Senior Notes which were redeemed in the second quarter of 2012, partially offset by an increase in interest expense that resulted from refinancing our previous senior secured credit facilities dated October 31, 2007, at the end of the first quarter of 2012. Interest expense on our senior preferred shares decreased by $8 million for the year ended December 31, 2012, as compared to the prior year as they were redeemed at the end of the first quarter of 2012. Interest expense on our promissory note increased by $9 million for the year ended December 31, 2012, as compared to the prior year as it was issued in the first quarter of 2012 and did not incur any interest expense in 2011. Capitalized interest decreased by $15 million for the year ended December 31, 2012, as compared to prior year as a result of having fewer satellites under construction.

Loss on Financing

	Year Ended December 31,			% Decrease 2013 vs. 2012
(in millions of Canadian dollars except percentages)	2013	2012	2011
Loss on financing	$18	$77	$—	(77)%

The loss on financing of $18 million for the year ended December 31, 2013, relates to the call premium associated with the redemption of our 12.5% Senior Subordinated Notes in the second quarter of 2013. The loss on financing also includes the write-off of the unamortized deferred financing fees, partially offset by the write-off of the unamortized prepayment option incurred in connection with our 12.5% Senior Subordinated Notes.

The loss on financing of $77 million for the year ended December 31, 2012, was a result of a loss recognized in May 2012 on the repurchase and redemption of our 11.0% Senior Notes, a loss recognized in March 2012 as a result of the write-off of deferred financing costs capitalized with the carrying value of our previous senior secured credit facilities dated October 31, 2007, and a loss on the repayment of certain indebtedness owed to principal shareholders. Our previous senior secured credit facilities included the Canadian term loan, U.S. term loan and U.S. term loan II facilities which were all repaid during the first quarter of 2012.

Interest and Other Income

	Year Ended December 31,
(in millions of Canadian dollars except percentages)	2013	2012	2011
Interest and other income	$12	$1	$2

Interest and other income for the year ended December 31, 2013, mainly relates to interest income, dividends and the sale of investments.

Foreign Exchange and Derivatives

	Year Ended December 31,
(in millions of Canadian dollars except percentages)	2013	2012	2011
Gain (loss) on changes in fair value of financial instruments	$81	$(59)	$99
(Loss) gain on foreign exchange	$(195)	$79	$(79)

The $81 million gain on changes in fair value of financial instruments in 2013 reflects changes in the fair values of our cross-currency basis swaps, interest rate swaps, prepayment options on our 6.0% Senior Notes and 12.5% Senior Subordinated Notes which were redeemed in May 2013, and embedded derivatives related to our interest rate floors included on our Canadian and U.S. TLB Facilities. This represented a net increase of $140 million from the end of 2012 to the end of 2013. The positive variation was mainly related to the write-off in 2012 of the prepayment options on our 11.0% Senior Notes which were redeemed in the second quarter of 2012, and a gain on the fair value of our interest rate floors as a result of the re-pricing and amendment to our credit agreement on April 2, 2013. We also experienced positive changes in the fair values of our cross-currency basis swaps, interest rate swaps, prepayment options on our 6.0% Senior Notes and embedded derivatives related to our interest rate floors on our Canadian and U.S. TLB Facilities as a result of favorable changes in key economic variables such as foreign exchange rates, swap rates and credit spreads. The positive variation was partially offset by the $76 million write-off of the prepayment option relating to our 12.5% Senior Subordinated Notes which were redeemed in the second quarter of 2013.

The foreign exchange loss for the year ended December 31, 2013, was $195 million compared to a foreign exchange gain of $79 million for the prior year resulting in a total variation of $274 million. The loss for the year ended December 31, 2013, was mainly the result of a stronger U.S. dollar to Canadian dollar spot rate at December 31, 2013 ($1.0623), compared to the spot rate at December 31, 2012 ($0.9921), and the resulting unfavorable impact on the translation of our U.S. dollar denominated debt.

The $59 million loss on changes in fair value of financial instruments in 2012 reflects changes in the fair values of our cross-currency basis swaps, interest rate swaps, prepayment options on our 6.0% Senior Notes, former 11.0% Senior Notes and 12.5% Senior Subordinated Notes and embedded derivatives related to interest rate floors included on our Canadian and U.S. TLB Facilities and former promissory note with PSP Investments. This represented a net decrease of $158 million when compared to the prior year. The negative variation was mainly related to a write-off of the prepayment options on our 11.0% Senior Notes, partially offset by gains on the fair value of the prepayment options on our 6.0% Senior Notes and 12.5% Senior Subordinated Notes due to lower credit spreads. The foreign exchange gain for the year ended December 31, 2012, was $79 million compared to a foreign exchange loss of $79 million in the prior year resulting in a total variation of $158 million. The positive variation was mainly the result of a weaker U.S. dollar to Canadian dollar spot rate at December 31, 2012 ($0.9921), compared to the spot rate at December 31, 2011 ($1.0213), and the resulting favorable impact on the translation of our U.S. dollar denominated debt.

Income Taxes

	Year Ended December 31,
(in millions of Canadian dollars except percentages)	2013	2012	2011
Current tax expense (recovery)	$50	$(2)	$—
Deferred tax expense	14	37	52
Tax expense	$64	$35	$52

The income tax expense for the year ended December 31, 2013, was $29 million higher than the prior year. The increase was primarily due to higher operating income and lower interest expense in 2013, partially offset by a realized foreign exchange loss in 2013 compared to a realized foreign exchange gain in 2012.

The income tax expense for the year ended December 31, 2012, was $17 million lower than the prior year. The decrease was mainly due to lower operating income, partially offset by an increase in tax rates.

Backlog

Contracted revenue backlog represents our expected future revenue from existing service contracts (without discounting for present value) including any deferred revenue that we will recognize in the future in respect of cash already received. The majority of our contracted revenue backlog is generated from contractual agreements for satellite capacity. We do not include revenue beyond the stated expiration date of a contract regardless of the potential for a renewal. As of December 31, 2013, our contracted backlog was approximately $4.9 billion as compared to $5.1 billion as of December 31, 2012.

Generally, following the successful launch of a satellite, if the satellite is operating nominally, our customers may only terminate their service agreements for satellite capacity by paying us all, or substantially all, of the payments that would have otherwise become due over the term of the service agreement. However, if certain of our existing satellites were to experience a significant launch delay, launch or in-orbit failure, or otherwise fail to operate as anticipated, our customers may be entitled to terminate their agreement and we may be obliged to return all or a portion of the customer prepayments made under service agreements for that satellite and reduce the associated contractual revenue from revenue backlog. Those repayments would be funded by insurance proceeds we may receive, cash on hand and funds available under our Revolving Credit Facility.

We expect our backlog to be recognized as follows:

(in millions of Canadian dollars)	2014	2015	2016	2017	2018 and thereafter
Backlog	$717	$610	$510	$461	$2,644

LIQUIDITY AND CAPITAL RESOURCES

Cash and Available Credit

As at December 31, 2013, we had $299 million of cash and short-term investments as well as approximately $140 million of borrowing availability under our Revolving Credit Facility. We believe cash and short-term investments as at December 31, 2013, cash flow from operating activities and drawings on the available lines of credit under our Senior Secured Credit Facilities will be adequate to meet our expected cash requirements for at least the next twelve months for activities in the normal course of business, including required interest and principal payments on debt.

As at December 31, 2013, our commitments for capital and operating expenditures expected to be paid in fiscal 2014 were $80 million and $24 million, respectively. For fiscal 2014, we also expect our repayments of principal and interest relating to our long-term debt, including the cross-currency basis swaps, to be approximately $356 million. We expect to meet our cash needs for fiscal 2014 through a combination of operating cash and short-term investments, cash flow from operating activities or through borrowings on available lines of credit under our Senior Secured Credit Facilities.

Cash Flows from Operating Activities

Cash generated from operating activities for the year ended December 31, 2013, was $487 million, a $194 million increase over the prior year. The increase was primarily due to improved working capital, an increase in revenue earned on our Nimiq 6 and Anik G1 satellites, growth in our enterprise activities, special payments made in the prior year to certain employees in connection with a cash distribution made to the Company’s shareholders, repurchase of stock options in the prior year for cash consideration, exercise of share appreciation rights in the prior year and lower interest paid, partially offset by lower customer prepayments for future satellite services.

Cash generated from operating activities for the year ended December 31, 2012, was $293 million, a $131 million decrease over the prior year. The decrease was primarily due to special payments made to certain employees in connection with the cash distribution made to our shareholders, the repurchase of stock options for cash consideration, exercise of share appreciation rights, lower customer prepayments on future services and lower insurance proceeds.

Cash generated from operating activities for the year ended December 31, 2011, was $424 million. This consisted of cash flow from operations of $368 million, customer prepayments of future satellite services of $58 million, insurance proceeds relating to our Anik F1 satellite of $11 million and a $13 million reduction of working capital.

Cash Flows used in Investing Activities

Cash used in investing activities for the year ended December 31, 2013, was $79 million. This consisted of $71 million of cash outflows related to our satellite programs for the completion and launch of Anik G1 in April 2013, and for the on-going construction of Telstar 12 VANTAGE, as well as $8 million for other property and equipment net of proceeds from the sale of assets.

Cash used in investing activities for the year ended December 31, 2012, was $170 million. This consisted of cash outflows related to capital expenditures of $163 million for the construction of our Anik G1 satellite and the successful completion of our Nimiq 6 satellite, as well as $8 million for other property and equipment.

Cash used in investing activities for the year ended December 31, 2011, was $251 million. This consisted of cash outflows related to capital expenditures of $356 million for the construction of our Telstar 14R/Estrela do Sul 2, Anik G1, Nimiq 6 satellites, and our Canadian payload on the ViaSat-1 satellite, $18 million for other capital expenditures and $13 million for the assumption of Loral’s 15 year revenue contract with Xplornet Communications Inc. This was offset by cash inflows of $135 million from insurance proceeds related to Telstar 14R/Estrela do Sul 2.

Cash Flows used in Financing Activities

Cash used in financing activities for the year ended December 31, 2013, was $291 million. This was primarily the result of redeeming our 12.5% Senior Subordinated Notes and the associated premiums for early redemption. Other financing activities included mandatory repayments made on our Senior Secured Credit Facilities, debt issue costs relating to the re-pricing and amendment of our credit agreement on April 2, 2013, and satellite performance incentive payments.

Cash used in financing activities for the year ended December 31, 2012, was $219 million. The cash flows used in financing consisted of $1.9 billion repayment of our previous senior secured credit facilities dated October 31, 2007, $695 million repayment of our 11.0% Senior Notes redeemed in the second quarter of 2012 and $14 million repayment of our TLB Facilities. There were also amounts paid to shareholders which included $657 million as a return of capital and $162 million for repayment of our former senior preferred shares and former promissory note with PSP Investments. There were $52 million of debt issue costs related to our Senior Secured Credit Facilities and issuance of our 6.0% Senior Notes, as well as $39 million of redemption premiums. The cash flows from financing activities consisted of $2.4 billion of proceeds from the Credit Agreement and $900 million of proceeds from the issuance of our 6.0% Senior Notes.

Cash used in financing activities for the year ended December 31, 2011, was $115 million and related to $109 million in scheduled principal repayments on our Canadian and U.S. term loan facilities, as well as satellite performance incentive payments of $6 million.

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

The construction of any satellite replacement or expansion program will require significant capital expenditures. We may choose to invest in new satellites to further grow our business. Cash required for current and future satellite construction programs will be funded from some or all of the following: cash and short-term investments, cash flow from operating activities, cash flow from customer prepayments or through borrowings on available lines of credit under our Revolving Facility. In addition, we may sell certain satellite assets, and in accordance with the terms and conditions of our Senior Secured Credit Facilities, reinvest the proceeds in replacement satellites or pay down indebtedness under those Senior Secured Credit Facilities. Subject to market conditions and subject to compliance with the terms and conditions of our Senior Secured Credit Facilities and the financial leverage covenant tests therein, we may also have the ability to obtain additional secured or unsecured financing to fund current or future satellite construction. However, our ability to access these sources of funding is not guaranteed, and therefore, we may not be able to fully fund additional replacement or new satellite construction programs.

Debt

On April 2, 2013, we amended our Senior Secured Credit Facilities, which converted $34 million from Canadian to U.S. dollars and decreased the interest rates on our Canadian and U.S. TLB Facilities by 0.50%. The amendment also decreased the interest rate floors on the debt to 0.75% and 1.00% for our U.S. TLB

Facility and Canadian TLB Facility, respectively. The permitted leverage ratio to incur the first lien debt is now 4.25:1.00 which represents a change from the prior 4.00:1.00 senior secured leverage ratio test in the Credit Agreement.

On May 1, 2013, we redeemed all outstanding 12.5% Senior Subordinated Notes at a price equal to 106.25% of the principal amount from cash on-hand.

Senior Secured Credit Facilities

The obligations under the Credit Agreement and the guarantees of those obligations are secured, subject to certain exceptions, by first priority liens and security interest in the assets of Telesat Canada and the Guarantors. The Credit Agreement contains covenants that restrict the ability of Telesat Canada and certain of its subsidiaries to take specified actions, including, among other things and subject to certain significant exceptions: creating liens, incurring indebtedness, making investments, engaging in mergers, selling property, paying dividends, entering into sales-leaseback transactions, creating subsidiaries, repaying subordinated debt or amending organizational documents. The Credit Agreement also requires Telesat Canada to comply with a maximum senior secured leverage ratio and contains customary affirmative covenants and events of default.

Our Senior Secured Credit Facilities are comprised of the following facilities:

i — Revolving Credit Facility

Our Revolving Credit Facility (“Revolving Facility”) is a $140 million loan facility available in either Canadian or U.S. dollars, maturing on March 28, 2017. Loans under our Revolving Facility bear interest at a floating rate plus an applicable margin of 2.00% for prime rate and Alternative Base Rate (“ABR”) loans and 3.00% for Bankers Acceptance (“BA”) and Eurodollar loans. Our Revolving Facility currently has an unused commitment fee of 50 basis points. As of December 31, 2013, other than approximately $0.2 million in drawings related to letters of credit, there were no borrowings under this facility.

ii — Term Loan A Facility

Our Term Loan A Facility (“TLA Facility”) was initially a $500 million loan maturing on March 28, 2017. As of December 31, 2013, $475 million of this facility was outstanding which represents the full amount available following mandatory repayments. The outstanding borrowings under our TLA Facility currently bear interest at a floating rate of the BA borrowing rate plus an applicable margin of 3.00%. The mandatory principal repayments on our TLA Facility are payable in varying amounts on a quarterly basis.

iii — Term Loan B — Canadian Facility

Our Canadian TLB Facility was initially a $175 million loan maturing on March 28, 2019. On April 2, 2013, our Senior Secured Credit Facilities were amended to convert $34 million from Canadian to U.S. dollars, which as a result decreased our Canadian TLB Facility. As of December 31, 2013, $139 million of this facility was outstanding, which represents the full amount available following mandatory repayments. Our Canadian TLB Facility currently bears interest at a floating rate of the BA borrowing rate, but not less than 1.00%, plus an applicable margin of 3.25%. The mandatory principal repayments on our Canadian TLB Facility are a quarter of 1.00% of the original amount of the loan, which must be paid on the last day of each quarter.

iv — Term Loan B — U.S. Facility

Our U.S. TLB Facility was originally a USD $1,725 million loan maturing on March 28, 2019. On April 2, 2013, our Senior Secured Credit Facilities were amended to convert $34 million from Canadian to U.S. dollars, which as a result increased our U.S. TLB Facility. As at December 31, 2013, USD $1,733 million of this facility was outstanding, which represents the full amount available following mandatory repayments. The outstanding borrowings under our U.S. TLB Facility bear interest at a floating rate of Libor, but not less than 0.75%, plus an applicable margin of 2.75%. The mandatory principal repayments on our U.S. TLB Facility are a quarter of 1.00% of the original amount of the loan, which must be paid on the last day of each quarter.

The maturity date for each of our Senior Secured Credit Facilities described above will be accelerated if our existing 6.0% Senior Notes or certain refinancing thereof are not repurchased, redeemed, refinanced or deferred before the date that is 91 days prior to the maturity date of such notes.

In order to hedge our currency risk, we retained our cross-currency basis swaps to synthetically convert USD $1.0 billion of future U.S. dollar denominated payment obligations to $1.2 billion. The cross-currency basis swaps are being amortized on a quarterly basis at a quarter of 1.00% of the original amount. As of December 31, 2013, the balance of the swaps was $1.2 billion and they bear interest at a floating rate of Bankers Acceptance plus an applicable margin of approximately 387 basis points. These swaps mature on October 31, 2014.

6.0% Senior Notes due May 15, 2017

Our Senior Notes, in the amount of USD $900 million, bear interest at an annual rate of 6.0% and are due May 15, 2017. They include covenants or terms that restrict our ability to, among other things; (i) incur additional indebtedness, (ii) incur liens, (iii) pay dividends or make certain other restricted payments, investments or acquisitions, (iv) enter into certain transactions with affiliates, (v) modify or cancel our satellite insurance, (vi) effect mergers with another entity, and (vii) redeem our Senior Notes prior to May 15, 2014, in each case subject to exceptions provided in the Senior Notes indenture.

As of December 31, 2013, we were in compliance with the financial covenants of our Senior Secured Credit Facilities and the indenture governing our 6.0% Senior Notes.

Debt Service Cost

An estimate of the interest expense is based upon assumptions of foreign exchange rates, LIBOR, Bankers Acceptance rates and the applicable margins of our Senior Secured Credit Facilities and Senior Notes. Our interest expense for the year ending December 31, 2014, is expected to be approximately $188 million.

Derivatives

We have used interest rate and currency derivatives to manage our exposure to changes in interest rates and foreign exchange rates.

In order to manage our currency risk, we have cross-currency basis swaps to synthetically convert USD $1.0 billion of our U.S. TLB Facility debt into $1.2 billion of debt. As of December 31, 2013, the fair value of the cross-currency basis swaps was a liability of $110 million (December 31, 2012 —  $192 million). Any non-cash loss will remain unrealized until this contract is settled. The contract matures on October 31, 2014. At December 31, 2013, we had a series of five interest rate swaps to fix interest on $1.5 billion of Canadian dollar denominated debt at a weighted average fixed rate of 2.63% (excluding applicable margins), and one interest rate swap to pay a fixed rate of 1.46% (excluding applicable margins) on $300 million of U.S. dollar denominated debt. As of December 31, 2013, the fair value of the interest rate swaps was a liability of $22 million (December 31, 2012 — $37 million). These contracts mature between October 31, 2014 and September 30, 2016.

We also have embedded derivatives that are accounted for separately at fair value. These embedded derivatives are related to a prepayment option included on our Senior Notes as well as interest rate floors included on our Canadian and U.S. TLB Facilities. At December 31, 2013, the fair value of the embedded derivatives related to the prepayment option on our Senior Notes was an asset of $52 million, as compared to an asset of $109 million at December 31, 2012, which included the fair value of the embedded derivatives related to the prepayment options on our Senior Notes and Senior Subordinated Notes. The fair value of the embedded derivatives related to the interest rate floors was a liability of $23 million at December 31, 2013 (December 31, 2012 — $54). The changes in the fair value of these embedded derivatives are recorded on our consolidated statement of income as a gain or loss on changes in fair value of financial instruments and are non-cash. The prepayment option on our Senior Notes will expire on its maturity date of May 15, 2017. The interest rate floors on our Canadian and U.S. TLB Facilities will expire on their maturity date of March 28, 2019.

Capital Expenditures

We have entered into contracts for the construction and launch of our Telstar 12 VANTAGE satellite. The outstanding commitments as of December 31, 2013, on these contracts were approximately $182 million. These expenditures will be funded from some or all of the following: cash and cash equivalents, cash flow from operating activities, cash flow from customer prepayments or through borrowings on available lines of credit under our Revolving Facility. For the year ended December 31, 2013, we had capital expenditures of $84 million, which included $4 million in trade and other payables, as compared to $170 million in the prior year.

CONTRACTUAL OBLIGATIONS AND OTHER COMMERCIAL COMMITMENTS

The following table summarizes the contractual obligations at December 31, 2013, that are due in each of the next five years and after 2018. This table does not include any future satellite expenditures not committed to at year end.

	2014	2015	2016	2017	2018	After 2018	Total
	(in millions of Canadian dollars)
Deferred satellite performance incentive payments, including interest	$10.6	$8.8	$8.8	$8.8	$8.7	$33.6	$79.3
Senior Secured Credit Facilities and Notes, excluding interest and amortization of debt issue costs(1)	69.9	69.9	94.9	1,276.0	19.9	1,880.0	3,410.6
Interest on long-term debt	148.0	145.2	141.7	98.0	68.5	14.7	616.1
Swaps, including interest	138.0	2.6	1.6	—	—	—	142.2
Operating property lease commitments	6.9	6.4	5.7	5.0	4.7	24.8	53.5
Commitments for capital expenditures(2)	79.6	102.7	—	—	—	—	182.3
Other operating commitments	16.9	13.0	7.0	1.6	1.1	1.2	40.8
Post-retirement and employment benefit payments(3)	7.9	8.6	9.1	9.7	10.4	62.6	108.3
Total	$477.8	$357.2	$268.8	$1,399.1	$113.3	$2,016.9	$4,633.1
(1)	See Note 19 of our audited consolidated financial statements.
(2)	The commitments for capital expenditures include the construction and launch of our Telstar 12 VANTAGE satellite (see Note 26 of our audited consolidated financial statements).
(3)	Benefit payments include obligations to 2023 only as obligations beyond this date are not quantifiable.

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

Deferred revenues and gains on assets have not been included in the table above because they do not represent future cash payments (see Notes 17 and 18 of our audited consolidated financial statements).

MARKET RISK

Credit Risk Related to Financial Instruments

Financial instruments that potentially subject us to a concentration of credit risk consist of cash and cash equivalents, short-term investments, accounts receivable, derivative assets and other assets. Cash and cash equivalents and short-term investments are invested with high quality financial institutions and are governed by our corporate investment policy, which aims to reduce credit risk by restricting investments to high-grade U.S. dollar and Canadian dollar denominated investments. Credit checks are performed to minimize exposure to any one customer. We are exposed to credit risk if counterparties to our derivative instruments are unable to meet their obligations. It is expected that these counterparties will be able to meet their obligations as they are institutions with strong credit ratings. We periodically monitor their credit risk and credit exposure.

Foreign Exchange Risk

Our operating results are subject to fluctuations as a result of exchange rate variations to the extent that transactions are made in currencies other than Canadian dollars. The most significant impact of variations in the exchange rate is on our U.S. dollar denominated debt financing. We are also exposed to foreign currency risk on anticipated transactions, such as costs for satellite construction, launch and acquisition.

Our main currency exposures as at December 31, 2013, lie in our U.S. dollar denominated cash and cash equivalents, trade and other receivables, trade and other payables, deferred satellite performance incentive payments and debt financing.

Approximately 47% of our revenue, a substantial portion of our expenses, indebtedness and capital expenditures are denominated in U.S. dollars for the year ended December 31, 2013. As a result, the volatility of U.S. currency may expose us to foreign exchange risks. At December 31, 2013, as a result of a stronger U.S. to Canadian dollar spot rate ($1.0623) compared to December 31, 2012 ($0.9921), we recorded a foreign exchange loss of approximately $195 million, prior to any impact of hedging instruments. Conversely, at December 31, 2012, the U.S. to Canadian dollar spot rate weakened ($0.9921) as compared to December 31, 2011 ($1.0213), thus resulting in a foreign exchange rate gain of approximately $79 million.

As at December 31, 2013, a 5 percent increase (decrease) in the Canadian dollar against the U.S. dollar would have increased (decreased) our net income by approximately $140 million and increased (decreased) other comprehensive loss by approximately $1 million. This analysis assumes that all other variables, in particular, interest rates, remain constant.

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

Our derivative financial instruments also include embedded derivatives that are related to prepayment options included on our Senior Notes, as well as interest rate floors included on our Canadian and U.S. TLB Facilities.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal market under current market conditions at the measurement date. Where possible, fair values are based on the quoted market values in an active market. In the absence of an active market, we determine fair values based on prevailing market rates (bid and ask prices, as appropriate) for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market-based inputs.

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

Through our long-term debt, we are exposed to interest rate and foreign exchange fluctuations. The following tables, which are based on scheduled debt repayments, derivative maturities and foreign exchange rates as at December 31, 2013, contain additional information on some of our exposures and the derivative instruments that mitigate these risks.

Foreign Exchange Rate Exposure (Long-term Debt)
(CAD millions, beginning of year)	2014	2015	2016	2017	2018	Thereafter	Fair Value December 31, 2013
Long-term debt (USD denominated):
U.S. TLB Facility	$1,840.6	$1,822.1	$1,803.6	$1,785.1	$1,766.6	$1,748.1
Senior Notes	956.1	956.1	956.1	956.1	—	—
Foreign exchange exposure	$2,796.7	$2,778.2	$2,759.7	$2,741.2	$1,766.6	$1,748.1
Foreign exchange derivatives:
Cross-currency basis swaps	(1,052.5)	—	—	—	—	—	$(109.7)
Net foreign exchange exposure	$1,744.2	$2,778.2	$2,759.7	$2,741.2	$1,766.6	$1,748.1

Interest Rate Exposure
(CAD millions, beginning of year)	2014	2015	2016	2017	2018	Thereafter	Fair Value December 31, 2013
Long-term debt exposed to variable interest rate(1):
CAD denominated (CDOR + spread)	$1,625.8	$425.0	$375.0	$300.0	$—	$—
CAD denominated (CDOR with 1.00% floor + spread)	139.0	137.6	136.2	134.8	133.4	132.0
USD denominated (Libor with 0.75% floor + spread)	788.1	1,822.1	1,803.6	1,785.1	1,766.6	1,748.1
Interest rate exposure	$2,552.9	$2,384.7	$2,314.8	$2,219.9	$1,900.0	$1,880.1
Interest rate derivatives:
Variable to fixed (CAD notional)	$(1,480.0)	$(550.0)	$(250.0)	$—	$—	$—	$(19.8)
Weighted average fixed rate (before spread)	2.63%	1.52%	1.62%	—	—	—
Variable to fixed (USD notional)(2)	(318.7)	(318.7)	(318.7)	—	—	—	$(1.8)
Weighted average fixed rate (before spread)	1.46%	1.46%	1.46%	—	—	—
Total interest rate exposure mitigated	$(1,798.7)	$(868.7)	$(568.7)	$—	$—	$—
Net interest rate exposure	$754.2	$1,516.0	$1,746.1	$2,219.9	$1,900.0	$1,880.1
(1)	Net of impact of cross-currency basis swaps.
(2)	Variable rate is greater of 3 month Libor or 1.00%.

Guarantees

In the normal course of business, we enter into agreements that provide for indemnification and guarantees to counterparties in transactions involving sales of assets, sales of services, purchases and development of assets, securitization agreements and operating leases. The nature of almost all of these indemnifications prevents us from making a reasonable estimate of the maximum potential amount that we could be required to pay counterparties. As a result, we cannot determine how they could affect future liquidity, capital resources or our credit risk profile. We have not made any significant payments under these indemnifications in the past. For more information, see Note 26 of our audited consolidated financial statements.

RELATED PARTY TRANSACTIONS

As at December 31, 2013, related parties consisted of PSP Investments and Loral, our common shareholders, together with their subsidiaries and affiliates. In addition to the documents related to the Telesat Canada Acquisition, we have also entered into various commercial arrangements with Loral and subsidiaries and affiliates of Loral. These arrangements primarily relate to the sale or use of satellite transponder capacity and consulting services, and are entered into in the form of either service agreements or consulting service agreements. For more information, see Note 28 of our audited consolidated financial statements.

NON-IFRS MEASURES

Consolidated EBITDA for Covenant Purposes

Under the terms of the Credit Agreement for our Senior Secured Credit Facilities, we are required to comply with a senior secured leverage ratio maintenance covenant.

Our Consolidated EBITDA for Covenant Purposes is defined as net income (loss) for Telesat Holdings and Restricted Subsidiaries plus interest expense, depreciation expense, amortization expense, extraordinary losses and unusual and non-recurring charges, non-cash charges, any expenses or charges incurred in connection with any issuance of debt, any impairment charges or asset write off, foreign withholding taxes paid or accrued, non-cash charges related to share-based compensation expense and consulting fees payable to Loral. Additional sums which may be added include projected cost savings from an acquisition and lost revenues which may have been earned by satellites that have been subject to an insured loss. Deductions which are made in calculating Consolidated EBITDA for Covenant Purposes include extraordinary, non-recurring gains and losses and non-cash gains and losses. Further adjustments are made to account for income from Unrestricted Subsidiaries, and currency gains and losses (including non-cash gains or losses on derivative contracts). Unrestricted Subsidiaries are defined as (a) The SpaceConnection, Inc. (b) any Subsidiary of Holdings that is formed or acquired after the closing date of the Credit Agreement (or March 28, 2012), provided that such Subsidiary is designated as an Unrestricted Subsidiary, and (c) any Restricted Subsidiary subsequently re-designated as an Unrestricted Subsidiary.

Consolidated EBITDA for Covenant Purposes is not a presentation made in accordance with IFRS, is not a measure of financial condition or profitability, and should not be considered as an alternative to (1) net income (loss) determined in accordance with IFRS or (2) cash flows from operating activities determined in accordance with IFRS. Additionally, Consolidated EBITDA for Covenant Purposes is not intended to be a measure of free cash flow for management’s discretionary use as it does not include certain cash requirements for such items as interest payments, tax payments and debt service requirements. We believe that the inclusion of Consolidated EBITDA for Covenant Purposes herein is appropriate to provide additional information concerning the calculation of the maintenance financial covenant on our Senior Secured Credit Facilities. Consolidated EBITDA for Covenant Purposes is a material component of this covenant. Non-compliance with the financial ratio maintenance covenant contained on our Senior Secured Credit Facilities could result in the requirement to immediately repay all amounts outstanding. Because not all companies use identical calculations, this presentation of Consolidated EBITDA for Covenant Purposes is not comparable to other similarly titled measures of other companies. We believe the disclosure of the calculation of Consolidated EBITDA for Covenant Purposes provides information that is useful to an investor’s understanding of our liquidity and financial flexibility.

The following is a reconciliation of net income, which is an IFRS measure of our operating results, to Consolidated EBITDA for Covenant Purposes, as defined in the Credit Agreement and the calculation of the ratio of Consolidated Total Secured Debt to Consolidated EBITDA for Covenant Purposes as defined in the Credit Agreement. The terms and related calculations are defined in the Credit Agreement, a copy of which is publicly available at www.sec.gov.

(in millions of Canadian dollars)	Year Ended December 31, 2013
Net income	$68.1
Impact of unrestricted subsidiary	0.3
Consolidated earnings for covenant purposes	68.4
Plus:
Income taxes (note 1)	64.3
Interest expense (note 1)	219.7
Depreciation and amortization expense (note 1)	243.7
Non-cash share-based compensation	13.5
Expenses related to issuance of indebtedness	18.4
Other	9.6
Increased (decreased) by:
Non-cash gains on changes in fair value of financial instruments and swap obligations	(79.7)
Non-cash losses resulting from changes in foreign exchange rates	194.9
Other extraordinary, unusual or non-recurring gains	(37.0)
Consolidated EBITDA for Covenant Purposes	$715.8
Note 1:	Tax, interest, depreciation and amortization expense for covenant purposes excludes certain specific expenses as defined in the Credit Agreement and as a result does not reconcile to the financial statement line items.

Consolidated Total Secured Debt for Covenant Purposes

Consolidated Total Secured Debt for Covenant Purposes is a non-IFRS measure. We believe that the inclusion of Consolidated Total Secured Debt for Covenant Purposes herein is appropriate to provide additional information concerning the calculation of the financial ratio maintenance covenant under our Senior Secured Credit Facilities. We believe the disclosure of the calculation of Consolidated Total Secured Debt for Covenant Purposes provides information that is useful to an investor’s understanding of our compliance with this financial covenant.

The following is a reconciliation of our Consolidated Total Secured Debt for Covenant Purposes to Indebtedness:

As at December 31, 2013
(in millions of dollars)
U.S. dollar denominated debt
U.S. TLB Facility (USD)	$1,732.7
6.0% Senior Notes (USD)	900.0
2,632.7
Foreign exchange adjustment	164.0
Subtotal (CAD)	2,796.7
Deferred financing costs, interest rate floors and prepayment options	(68.8)
CAD denominated debt
TLA Facility	475.0
Canadian TLB Facility	139.0
Indebtedness	$3,341.9
(in millions of Canadian dollars)
Indebtedness	$3,341.9
less: Unsecured debt (6.0% Senior Notes)	(956.1)
Adjustments for covenant purposes:
Deferred financing costs, interest rate floors, and prepayment options	68.8
Effects of currency swap agreements	98.2
Consolidated Total Secured Debt for Covenant Purposes	$2,552.8

As of December 31, 2013, the Consolidated Total Secured Debt to Consolidated EBITDA for Covenant Purposes ratio, for the purposes of our Senior Secured Credit Facilities, was 3.57:1.00, which was less than the maximum test ratio of 5.25:1.00.

CRITICAL ACCOUNTING JUDGMENTS AND ESTIMATES

The preparation of financial statements in accordance with IFRS requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the amounts of revenue and expenses reported for the year. Actual results could differ from these estimates under different assumptions and conditions. We believe the following describes the significant judgments and estimates used in the preparation of our consolidated financial statements for the year ended December 31, 2013.

Critical judgments in applying accounting policies

Revenue recognition

Revenue for fixed priced consulting contracts are recognized using the percentage of completion method. When using this method for revenue recognition, we are required to make judgments to accurately estimate costs incurred and accurately estimate costs required to complete our contracts.

Uncertain income tax positions

We operate in numerous jurisdictions and are subject to country-specific tax laws. We use significant judgment when determining the worldwide provision for tax, and estimate provisions for uncertain tax positions as the amounts expected to be paid based on a qualitative assessment of all relevant factors. In the assessment, we consider risk with respect to tax matters under active discussion, audit, dispute or appeal with tax authorities, or which are otherwise considered to involve uncertainty. We review the provisions at each balance sheet date.

Determining whether an arrangement contains a lease

We use significant judgment to assess whether each new arrangement contains a lease based on IFRIC 4. The determination of whether an arrangement is, or contains a lease, is based on the substance of the arrangement at inception date, and whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset. If contracts contain a lease arrangement, the leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Critical accounting estimates and assumptions

Derivative financial instruments measured at fair value

Derivative financial assets and liabilities are measured at fair value. When quoted market values are unavailable for our financial instruments, and in the absence of an active market, we determine fair value for financial instruments based on prevailing market rates (bid and ask prices, as appropriate) for instruments with similar characteristics and risk profiles or we make use of internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market-based inputs. The determination of fair value is affected significantly by the assumptions used for the amount and timing of estimated future cash flows and discount rates. As a result, the fair value of financial assets and liabilities and the amount of gains or losses on changes in fair value recorded to net income could vary.

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

Impairment of intangible assets

Intangible assets represent a significant portion of our total assets. We test intangible assets for impairment annually or more frequently if indicators of impairment exist. The impairment analysis requires us to estimate the future cash flows expected to arise from operations, and to make assumptions regarding economic factors, discount rates, tax rates, and annual growth rates. Actual operating results and our related cash flows could differ from the estimates used for the impairment analysis.

The reversal of an impairment loss requires us to re-assess several indicators that led to the impairment. It requires the valuation of the recoverable amount by estimating the future cash flows expected to arise from the cash generating unit or individual asset, and the determination of a suitable discount rate in order to calculate its present value. Significant judgments are made in establishing these assumptions.

Employee benefits

The cost of defined benefit pension plans, other post-employment benefits, and the present value of the pension obligation are determined using actuarial valuations. An actuarial valuation involves making various assumptions which may differ from actual developments in the future. These include the determination of the discount rate, future salary increases, mortality rates, future pension increases and return on plan assets. Due to the complexity of the valuation, the underlying assumptions, and its long-term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed annually.

Determination of useful life of satellites and finite life intangible assets

The estimated useful life and depreciation method for satellites and finite life intangible assets are reviewed annually, with the effect of any changes in estimate being accounted for on a prospective basis. Any change in these estimates may have a significant impact on the amounts reported.

Income taxes

We assess the recoverability of deferred tax assets based upon an estimation of our projected taxable income using enacted or substantially enacted tax laws, and our ability to utilize future tax deductions before they expire. Actual results could differ from expectations.

ACCOUNTING STANDARDS

Changes in Accounting Policies

We have prepared our consolidated financial statements in accordance with IFRS. For more on the impacts of the following changes in accounting policy, please refer to Note 3 of our audited consolidated financial statements.

Presentation of Financial Statements

On January 1, 2013, we retrospectively adopted an amended version of IAS 1, Presentation of Financial Statements, and changed the presentation of our consolidated statements of comprehensive income. As a result of the change, the components of other comprehensive income (loss) are split between: 1) items that may be reclassified into profit and loss; and 2) items that will not be reclassified into profit and loss. These components of other comprehensive income (loss) are shown before tax with the tax impact allocated on the same basis as their related component.

Consolidated Financial Statements

On January 1, 2013, we retrospectively adopted IFRS 10, Consolidated Financial Statements, which changed our definition of control, as set out in Note 2 of our audited consolidated financial statements. This change in accounting policy had no impact on the entities consolidated in our financial statements.

Fair value measurement and disclosure requirements

On January 1, 2013, we prospectively adopted IFRS 13, Fair value measurement, which changed our definition of fair value as set out in Note 22 of our audited consolidated financial statements. The changes had no impact on the measurement of our assets and liabilities.

Accounting for post-employment benefits

On January 1, 2013, we retrospectively adopted IAS 19R, Employee Benefits, and changed our basis for determining the income or expenses related to our defined benefit plans. As a result, we now determine the net interest expense or income on our defined benefit liability for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the period. Previously, we determined the interest income on plan assets based on their long-term rate of expected return.

Another change that resulted from the adoption of this standard is the recognition of administrative fees not related to asset management as a component of pension expense. Previously, we included administrative fees not related to asset management as a part of actuarial gains or losses and recorded the balance in the statement of comprehensive income.

The net impact of the change in accounting policy on the 2012 fiscal year was a decrease of $2.7 million to net income and an increase of $2.7 million to other comprehensive income, thus resulting in no impact on ending balances within equity.

Recent IFRS Accounting Pronouncements

The IASB periodically issues new accounting standards. The new standards determined to be applicable to our Company are disclosed below. The remaining standards have been excluded as they are not applicable.

Recoverable amount disclosures for non-financial assets

Recoverable Amount Disclosures for Non-Financial Assets (Amendments to IAS 36) was issued by the IASB on May 29, 2013. These amendments address the disclosure requirements about the recoverable amount of impaired assets if the recoverable amount is based on fair value less costs of disposal. These amendments are effective for annual periods beginning on or after January 1, 2014. We are currently evaluating the impact of the amendments to IAS 36 on our consolidated financial statements.

Financial instruments

IFRS 9, Financial Instruments (“IFRS 9”) was issued by the IASB on October 28, 2010, and will replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing multiple rules in IAS 39.

The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Two measurement categories continue to exist to account for financial liabilities in IFRS 9, fair value through profit or loss (“FVTPL”) and amortized cost. Financial liabilities held-for-trading are measured at FVTPL, and all other financial liabilities are measured at amortized cost unless the fair value option is applied. The treatment of embedded derivatives under the new standard is consistent with IAS 39 and is applied to financial liabilities and non-derivative hosts not within the scope of this standard. The effective date for this standard has not been announced by the IASB. We are currently evaluating the impact of IFRS 9 on our consolidated financial statements.

Levies

IFRIC 21, Levies was issued by the IASB on May 20, 2013. IFRIC 21 provides guidance on accounting for levies in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets. The interpretation defines a levy as an outflow from an entity imposed by a government in accordance with legislation and confirms that an entity recognizes a liability for a levy only when the triggering event specified in the legislation occurs. This interpretation is effective for annual periods beginning on or after January 1, 2014 and is to be applied retrospectively. We are currently evaluating the impact of the interpretation on our consolidated financial statements.

Item 6. Directors, Senior Management and Employees

A. Directors and senior management.

In the following table are listed the names, ages as of December 31, 2013 and positions of the individuals who serve as the directors and senior management of Telesat Holdings and Telesat Canada, along with the date that each individual was elected or appointed:

Name	Age	Title	Date First Elected or Appointed a Director or Member of Senior Management
Directors
Mark H. Rachesky, M.D.(1)	54	Chairman of the Board	October 31, 2007
Michael B. Targoff(2)	69	Director	October 31, 2007
Hank Intven	65	Director	October 31, 2007
Gordon J. Fyfe	55	Director	October 31, 2007
Derek Murphy(1)	56	Director	October 31, 2007
James Pittman(2)	50	Director	October 31, 2007
John P. (Jack) Cashman	73	Director	October 31, 2007
Colin D. Watson(2)	72	Director, Chair of Audit Committee	October 31, 2007
Clare R. Copeland	77	Director	October 31, 2007
V. Peter Harder(1)	61	Director, Chair of Corporate Governance Committee	October 31, 2007
Senior Management
Daniel S. Goldberg	48	President and Chief Executive Officer (Telesat Holdings and Telesat Canada)	October 31, 2007 (Telesat Holdings) September 18, 2006 (Telesat Canada)
Michèle Beck	48	Vice President, North American Sales (Telesat Canada)	January 1, 2013
Paul D. Bush	55	Senior Vice President, Corporate and Business Development North America (Telesat Canada)	August 7, 1997
Michel G. Cayouette	55	Chief Financial Officer and Treasurer (Telesat Holdings and Telesat Canada)	September 17, 2008
Christopher S. DiFrancesco	50	Vice President, General Counsel and Secretary (Telesat Holdings and Telesat Canada)	January 5, 2009
Patrick M. Enright	55	Vice President, Network Operations (Telesat Canada)	December 1, 2004
John Flaherty	48	Vice President, Business Planning & Marketing (Telesat Canada)	January 1, 2013
Nigel J. Gibson	46	Vice President, International Sales (Telesat Canada)	June 1, 2009
David N. Wendling	51	Chief Technical Officer (Telesat Canada)	October 31, 2007

(1)	Member of Compensation and Corporate Governance Committee.
(2)	Member of Audit Committee.

There are no family relationships among any of the directors or members of senior management. Except for the Shareholders Agreement described in “Item 7B. Related Party Transactions”, there are no material arrangements or understandings with major shareholders or between any two or more directors or members of senior management pursuant to which any person was selected as a director or member of senior management.

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

Hank Intven is a legal counsel with the telecommunications practice of the law firm McCarthy Tétrault LLP. He served as Executive Director of Telecommunications at the Canadian Radio-television and Telecommunications Commission from 1980 to 1985. Over the past 28 years, he has advised on many of the major commercial, regulatory and policy developments in the Canadian telecommunications industry and has worked on commercial and regulatory telecommunications matters in more than 20 other countries.

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

James Pittman joined PSP Investments in February 2005 and is currently Managing Director, Private Equity. From 2002 to 2005, he was Executive Vice-President and Chief Financial Officer of Provincial Aerospace, an internationally diversified aerospace and aviation operations company focused on aircraft modifications and operations. Prior to Provincial, he was Chief Financial Officer and Co-Owner of two other operating businesses in the technology and pharmaceutical industries. Mr. Pittman received his Chartered Accountant designation in 1990 while articling with Deloitte & Touche and also completed a tax specialty with PricewaterhouseCoopers in 1996. He currently sits on the Board of Directors for Noranco Limited, Kinetic Concepts, Inc., Noodles & Company, and Haymarket Financial Holdings Limited. He is a former Board member of Herbal Magic Inc. and former Vice Chairman of the Institutional Limited Partners Assocation.

John P. (Jack) Cashman is currently the Chairman of Vectura Group Plc. (LSE: VEC). From 2002 – 2005 he was the Chairman of Advanced Surgical Concepts Ltd., Ireland, and a director of Bespak Plc. Mr. Cashman is also the former Chairman and joint CEO of R.P. Scherer Corporation.

Colin D. Watson is currently a director of Louisiana Pacific Corp., COM DEV International Ltd. and the Toronto Port Authority. He was President and CEO of Rogers Cablesystems (1979 – 1996), Spar Aerospace (1996 – 1999) and Vector Aerospace (2003 – 2005). He was also Vice Chairman of Spar Aerospace Limited from 2000 to 2002.

Clare R. Copeland is the Vice Chairman of Falls Management Company, a commercial development and casino in Niagara Falls, Ontario. He held the position of Chairman of Toronto Hydro Corporation, a Canadian electricity provider, from 1999 to May 2013. Between 2000 and 2002, he was Chairman and Chief Executive Officer of OSF Inc., a manufacturer of retail store interiors. He is also on the Boards of RioCan, Danier Leather, MDC Corp., Entertainment One and Chesswood Inc. He was President and Chief Executive Officer of People’s Jewellers Corporation (1993 – 1999), Chairman of Sun Media (1997 – 1999), President and CEO of Granada Canada Limited (1984 – 1988) and Chairman of Ontario Place (1987 – 1997). He has also held several senior management positions, including Chief Operating Officer with Zale Corporation (1991 – 1993).

V. Peter Harder is a Senior Policy Advisor with the law firm Dentons LLP. He was, until he left the Government of Canada in 2007, its longest serving Deputy Minister. Between 1991 and 2007, he served as the most senior public servant in a number of Canadian government departments, including the Departments of Industry, Foreign Affairs and International Trade. He currently serves on the Boards of IGM Financial, Power Financial Corporation, TimberWest, Northland Power, Energizer Resources and Magna International Inc. He is also a chair of the Board of The United Church Foundation and serves as the Chair of the National Arts Centre’s Governance, Nominating, and Ethics Committee. In 2008, he was elected the President of the Canada China Business Council (CCBC).

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

During the fiscal year ended December 31, 2013, the aggregate fees paid to the other four directors by us were approximately $337,000.

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

Senior Management Compensation

The aggregate salary and benefits paid by us to Telesat’s senior management for the year ended December 31, 2013 amounted to approximately $9.9 million. The aggregate salary and benefits paid by us to the five highest-paid officers of Telesat for the fiscal year ended December 31, 2013 was approximately $7.9 million.

As a Canadian company that is not a reporting issuer under the securities legislation of any jurisdiction in Canada, Telesat is not required to publicly disclose individual compensation information either as a requirement under its governing statute or under any securities legislation. Telesat does not publicly disclose individual compensation information in Canada.

In September 2008 and April 2013, Telesat adopted stock incentive plans for certain of our key employees. The plans provide for the grant of up to 12,861,375 options to purchase non-voting participating preferred shares of Telesat Holdings, convertible into common shares of Telesat Holdings. Both plans authorize the Board of Directors to grant tandem Share Appreciation Rights (“SARs”), at their discretion. See “Item 6E. Share ownership” for more information about the Telesat Holdings stock options.

In addition, the total amounts set aside or accrued by us in 2013 to provide pension, retirement or similar benefits to senior management of Telesat amounted to approximately $1.8 million.

Directors’ and Senior Management’s Indemnity Payments

We have entered into indemnity agreements with Telesat’s directors and members of senior management that may require us to indemnify them against certain liabilities that may arise by reason of their status or service as our directors or members of senior management. No indemnity payments were made to directors and/or senior management in 2013.

C. Board practices.

Board of Directors

The board currently consists of ten members. Each director is elected annually, and we expect that he will serve until the next annual meeting of shareholders, unless his office is earlier vacated in accordance with the by-laws of the corporation or with the provisions of the CBCA. Each of the directors has served in his respective capacity since his election; see “Item 6A. Directors and Senior Management” for the period during which each director and member of senior management has served in that office.

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

D. Employees.

As of December 31, 2013, Telesat Canada and its subsidiaries had approximately 423 full and part time employees, approximately 3% of whom are subject to collective bargaining agreements. Our employee body is primarily comprised of professional engineering, sales and marketing staff, administrative staff and skilled technical workers. Telesat Canada considers its employee relations to be good.

E. Share ownership.

The following table presents information regarding the ownership of certain classes of shares of Telesat Holdings by our directors and senior management as of December 31, 2013.

Name (Title)	Common	Voting Participating Preferred	Non-Voting Participating Preferred	Director Voting Preferred	Percentage of Class
Mark H. Rachesky, M.D.(1)	—	—	—	—	—
Michael B. Targoff	—	—	—	—	—
Hank Intven	—	—	—	—	—
Gordon J. Fyfe	—	—	—	—	—
Derek Murphy	—	—	—	—	—
James Pittman	—	—	—	—	—
John P. (Jack) Cashman	—	—	—	820	82%
Colin D. Watson	—	—	—	180	18%
Clare R. Copeland	—	—	—	—	—
V. Peter Harder	—	—	—	—	—
Daniel S. Goldberg	—	—	1,247,840	—	3.3%
Paul D. Bush	—	—	318,355	—	0.8%
Michel G. Cayouette	—	—	160,999	—	0.4%
Christopher S. DiFrancesco	—	—	—	—	—
Patrick M. Enright	—	—	—	—	—
Nigel J. Gibson	—	—	—	—	—
David N. Wendling	—	—	—	—	—
(1)	Various funds affiliated with MHR Fund Capital Management (“MHR”) hold, as of December 31, 2013, approximately 38.0% of Loral’s outstanding voting common stock and 57.1% of Loral’s total outstanding voting and non-voting common stock. Mark H. Rachesky, M.D., chairman of our board of directors and non-executive chairman of the board of directors of Loral, is the co-founder and president of MHR.

Telesat Holdings Stock Options

In September 2008 and April 2013, Telesat adopted stock incentive plans for certain key employees. The plans provide for the grant of up to 12,861,375 options, 8,824,646 authorized in 2008 and an additional 4,036,729 authorized in 2013, to purchase non-voting participating preferred shares of Telesat, convertible into common shares of Telesat.

Under both plans, two different types of stock options may be granted: time-vesting options and performance-vesting options. The time-vesting options generally become vested and exercisable over a five-year period by 20% annual increments. The performance-vesting options become vested and exercisable over a five-year period, provided that Telesat has achieved or exceeded an annual or cumulative target consolidated EBITDA established by the board of directors. The exercise period of the stock options expires 10 years from the grant date. The exercise price of each share underlying the options will be the higher of a fixed price, established by the board of directors on the grant date, and the fair market value of a non-voting participating preferred share on the grant date. Both plans authorize the board of directors to grant tandem SARs, at their discretion.

As at December 31, 2013, there were 5,518,078 options outstanding under both plans (of which 1,849,768 were vested). The weighted-average remaining life of these outstanding options was eight years and the weighted average exercise price of the outstanding options granted to senior management is $21.13. There are 219,256 and 59,702 remaining options available for grant under the 2008 and 2013 plans respectively.

Item 7. Major Shareholders and Related Party Transactions

A. Major shareholders.

Telesat Interco holds 145 shares of common stock of Telesat Canada, which represents all of the issued and outstanding common stock of Telesat Canada. Telesat Holdings holds 1,100,001 shares of common stock of Telesat Interco, which represents all of the issued and outstanding common stock of Telesat Interco.

The following table sets forth the ownership of shareholders that are the beneficial owners of 5% or more of each class of shares of Telesat Holdings as of December 31, 2013.

Name (Title)	Common (C)	Voting Participating Preferred (VPP)	Non-Voting Participating Preferred (NPP)	Director Voting Preferred (DVP)	Percentage of Class
Red Isle Private Investments Inc.(1)	35,172,218	7,034,444	—	—	C: 47.4%
					VPP: 100%
Loral Holdings Corporation(1)(2)	39,080,242	—	35,953,824	—	C: 52.6%
					NPP: 94.1%
John P. (Jack) Cashman	—	—	—	820	DVP: 82%
Colin D. Watson	—	—	—	180	DVP: 18%

(1)	Each of Red Isle’s and Loral’s economic and voting interests on a combined basis taking into account the number and classes of shares owned by each of them are described below.
(2)	Various funds affiliated with MHR hold, as of December 31, 2013, approximately 38.0% of Loral’s outstanding voting common stock and 57.1% of Loral’s total outstanding voting and non-voting common stock. Mark H. Rachesky, M.D., chairman of our board of directors and non-executive chairman of the board of directors of Loral, is the co-founder and president of MHR.

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

PSP Investments is a Canadian crown corporation established to invest the amounts transferred by the federal government equal to the proceeds of the net contributions since April 1, 2000, for the pension plans of the Public Service, the Canadian Forces and the Royal Canadian Mounted Police, and since March 1, 2007, for the Reserve Force Pension Plan. PSP Investments holds its interest in Telesat Holdings through a wholly-owned subsidiary, Red Isle Private Investments Inc. (“Red Isle”), a corporation organized under the CBCA. Red Isle’s interest in Telesat Holdings is a 35.3% equity interest, a 67.3% voting interest on all matters except for the election of directors, and a 29.4% voting interest for the election of directors. PSP Investments’ principal offices are at 1250 Boulevard René Lévesque West, Suite 900, Montreal, Quebec, Canada, H3B 4W8 and its registered offices are at 440 Laurier Avenue West, Suite 200, Ottawa, Ontario, Canada, K1R 7X6.

Loral is a Delaware corporation and, together with its subsidiaries, is a leading satellite communications company. Loral participates in satellite services operations through its ownership of a 62.8% equity interest in Telesat Holdings and a 32.7% voting interest on all matters. Loral’s principal offices are located at 888 Seventh Ave., 40th Floor, New York, New York 10106. Loral’s registered office in the State of Delaware is located at 1209 Orange Street, Wilmington County of New Castle, Delaware 19801. Various funds affiliated with MHR hold, as of December 31, 2013, approximately 38.0% of Loral’s outstanding voting common stock and 57.1% of Loral’s total outstanding voting and non-voting common stock. Mark H. Rachesky, M.D., chairman of our board of directors and non-executive chairman of the board of directors of Loral, is the co-founder and president of MHR.

John P. Cashman is a Canadian citizen, residing in the City of Toronto, in the Province of Ontario. Mr. Cashman holds director voting preferred shares having a 31.05% voting interest for the election of directors only in Telesat Holdings. These shares have liquidation preference and dividend rights above common shares of Telesat Holdings. Mr. Cashman is an independent director of Telesat Holdings and Telesat Canada.

Colin D. Watson is a Canadian citizen, residing in the City of Toronto, in the Province of Ontario. Mr. Watson holds director voting preferred shares having a 6.82% voting interest for the election of directors only in Telesat Holdings. These shares have liquidation preference and dividend rights above common shares of Telesat Holdings. Mr. Watson is an independent director of Telesat Holdings and Telesat Canada.

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

Exercise of Share Appreciation Rights

In April 2013, a member of senior management exercised SARs granted under the Company’s stock incentive plans and received 24,638 Non-Voting Participating Preferred shares.

Accession Agreement

Coincident with their exercise of share appreciation rights and receipt of non-voting particpating preferred shares, current members of senior management, Daniel S. Goldberg, Michel G. Cayouette and Paul D. Bush, as well as former member of senior management Michael C. Schwartz, entered into Accession Agreements pursuant to which they agreed to be bound by certain provisions of the Shareholders Agreement.

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

On March 1, 2011, Telesat Canada and one of its subsidiaries (“Telesat”) entered into agreements (the “Assignment and Assumption Agreements”) with Loral Space & Communications Inc. and one of its subsidiaries (“Loral”) pursuant to which Loral assigned to Telesat and Telesat assumed from Loral all of Loral’s rights and obligations with respect to the Canadian payload on the ViaSat-1 satellite, and all related agreements. Under the Assignment and Assumption Agreements, Loral received a fee from Telesat for the assignment and was reimbursed for its net costs incurred through closing of the sale. Loral is entitled to receive one-half of any net revenue earned by Telesat in connection with the sale of any non-geostationary capacity to Telesat’s customers during the first four years after the commencement of service using the non-geostationary capacity. In connection with the sale, Loral also assigned to Telesat the Xplornet Agreement.

In 2013, Telesat paid to Loral, or accrued, approximately $1.1 million pursuant to the above agreements.

Loral Nominee Director

McCarthy Tétrault LLP has acted as Canadian counsel to Loral, Telesat Interco and Telesat Holdings in connection with the Telesat Canada acquisition, and as Canadian counsel to Telesat Canada in respect of the offering of the notes, the exchange offer and other matters, and may act for Telesat Canada, Telesat Interco and Telesat Holdings on other matters in the future. Mr. Hank Intven, counsel with McCarthy Tétrault LLP, is a director of Telesat Canada, Telesat Interco and Telesat Holdings. See “Item 6A. Directors, Senior Management and Employees” for additional information. In 2013, the aggregate amount of expenses incurred by Telesat Canada and its subsidiaries for services received was approximately $34,000.

Goldberg, Godles, Wiener & Wright

Henry Goldberg, the father of Daniel Goldberg, the President and Chief Executive Officer of Telesat Canada, is a partner in the law firm Goldberg, Godles, Wiener & Wright, which handles certain matters for Telesat Canada and its subsidiaries. In 2013, the aggregate amount of expenses incurred by Telesat Canada and its subsidiaries for services received was approximately USD $295,000.

C. Interests of experts and counsel.

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information.

See our Consolidated Financial Statements beginning at page F-1.

Legal Proceedings

We frequently participate in proceedings before national telecommunications regulatory authorities. See “Government Regulation.” In addition, we may also become involved from time to time in other legal proceedings arising in the normal course of our business.

We are subject to audits by taxing authorities in the various jurisdictions in which we operate, including Brazil and Hong Kong. In Brazil, we are currently involved in a number of disputes with the Brazilian tax authorities who have alleged that additional taxes are owing on revenue earned by our Brazilian subsidiaries for the period 2003 to 2012. The disputes relate to the Brazilian tax authorities’ characterization of our revenue. Additional taxes of approximately $28 million have been assessed by Brazilian tax authorities and we have challenged those assessments. We believe the likelihood of an unfavorable outcome in these disputes is remote and, as such, no reserve has been established. In Hong Kong, the tax authority has challenged our offshore claim for exempt income for the years 1999 to 2009 and issued assessments totaling $39 million. On January 29, 2014, the Hong Kong tax authority issued revised assessments for the years 1999 to 2009, which reduced the amount claimed to $1.5 million, including interest of $0.2 million. Loral has agreed to indemnify us with respect to the Hong Kong exposure and for certain of the assessments issued in Brazil.

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

Dividend Policy

Common Shares

In 2013, no dividends on the common shares were declared. Dividends will be declared subject to the requirements of the CBCA, and paid as permitted by the Senior Secured Credit Facilities and the indentures governing the Notes.

Voting Participating Preferred Shares

In 2013, no dividends on the voting participating preferred shares were declared. Dividends will be declared subject to the requirements of the CBCA, and paid as permitted by the Senior Secured Credit Facilities and the indentures governing the Notes.

Non-Voting Participating Preferred Shares

In 2013, no dividends on the non-voting participating preferred shares were declared. Dividends will be declared subject to the requirements of the CBCA, and paid as permitted by the senior secured facilities and the indentures governing the Notes.

Director Voting Preferred Shares

In January 2013 dividends on the director voting preferred shares were declared and paid for the period November 1, 2011 to October 31, 2012 in the amount of $10,000. Dividends for the period November 1, 2012 to October 31, 2013 were declared and paid in January 2014 in the amount of $10,000. Dividends for future periods will be declared subject to the requirements of the CBCA, and paid as permitted by the Senior Secured Credit Facilities and the indentures governing the Notes.

B. Significant Changes.

Except as disclosed elsewhere in this Annual Report, no significant changes have occurred since the date of the annual financial statements included in this Annual Report.

Item 9. The Offer and Listing

A. Offer and listing details.

Not applicable.

B. Plan of distribution.

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

Significant Differences with Applicable U.S. Law.  None.

Special Conditions for Changes in Capital.  None.

Telesat Canada

For a description of the information called for by this Item 10B. relating to Telesat Canada, please see Item 10B. of our Form 20-F for the year ended December 31, 2011.

C. Material contracts.

Set forth below is a list of each material contract, other than contracts entered into in the ordinary course of business, to which Telesat Canada and its subsidiaries is a party, for the two years immediately preceding publication of this Annual Report:

•	Credit Agreement, dated as of March 28, 2012, among Telesat Holdings Inc., Telesat Canada, Telesat LLC, the guarantors party thereto, JP Morgan Chase Bank, N.A., as administrative agent, and the other lenders party thereto.
•	Amendment No. 1, dated as of April 2, 2013, to the Credit Agreement dated as of March 28, 2012, among Telesat Holdings Inc., Telesat Canada, Telesat LLC, the guarantors party thereto, JP Morgan Chase Bank, N.A., as administrative agent, and the other lenders party thereto.
•	Indenture, dated May 14, 2012, with respect to Telesat Canada’s 6.0% Senior Notes due 2017, among Telesat Canada, Telesat LLC, as co-issuer, the guarantors party thereto and the Bank of New York Mellon, as Trustee.
•	First Supplemental Indenture, dated as of September 13, 2013, with respect to Telesat Canada’s 6.0% Senior Notes due 2017, among Telesat Luxembourg S.à r.l., Telesat Canada, Telesat LLC, as co-issuer, the guarantors party thereto and The Bank of New York Mellon, as Trustee.

D. Exchange controls.

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or Canadian exchange restrictions affecting the remittance of dividends, interest, royalties or similar payments to non-resident holders of our securities.

E. Taxation.

Not applicable.

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

The information called for by this Item may be found in “Item 5. Operating and Financial Review and Prospects”.

B. Qualitative information about market risk.

The information called for by this Item may be found in “Item 5. Operating and Financial Review and Prospects”.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

“Disclosure controls and procedures”, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities and Exchange Act of 1934, as amended (“Exchange Act”), are designed to provide reasonable assurance that information required to be disclosed is accumulated and communicated to management in a timely manner. As of December 31, 2013, Telesat conducted an evaluation under the supervision and with the participation of its management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of its disclosure controls and procedures. Based on this evaluation, Telesat’s Chief Executive Officer and Chief Financial Officer concluded that Telesat’s disclosure controls and procedures were effective as of December 31, 2013 to provide reasonable assurance that information required to be disclosed by it in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

Management’s Report on Internal Control over Financial Reporting

Telesat’s management is responsible for establishing and maintaining adequate “internal control over financial reporting”, as such term is defined in Rule 13a-15(f) of the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements in a timely manner, and can provide only reasonable assurances that the objectives of the control system have been met. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the underlying policies and procedures.

An evaluation of the effectiveness of Telesat’s internal control over financial reporting was conducted by Telesat’s management, under the supervision and with the participation of Telesat’s Chief Executive Officer and Chief Financial Officer, based on the framework set forth in the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. Based on this evaluation, Telesat’s Chief Executive Officer and Chief Financial Officer have concluded that Telesat’s internal control over financial reporting was effective as of December 31, 2013.

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

Item 16B. Code of Ethics

Telesat Canada has adopted a written code of ethics that applies to all of its employees. A copy of the Code of Business Conduct is available, free of charge, on Telesat Canada’s website located at www.telesat.com. If any amendments are made to this Code of Business Conduct other than technical, administrative, or other non-substantive amendments, or if any waivers, including implicit waivers, from a provision of this Code of Business Conduct are granted to Telesat Canada’s Chief Executive Officer, Chief Financial Officer or other finance executives, Telesat Canada will disclose the nature of the amendment or waiver, its effective date and to whom it applies on its website or in a report on Form 6-K or other similar form filed with the SEC. There were no material amendments to, or waivers of, the Code of Business Conduct during our fiscal year ended December 31, 2013.

Item 16C. Principal Accountant Fees and Services

Deloitte LLP (“Deloitte”) acted as the principal Independent Registered Public Accounting Firm for Telesat Holdings for the years ended December 31, 2012 and December 31, 2013. Set forth below is a breakdown of fees for services rendered during those years.

	Year Ended December 31, 2013	Year Ended December 31, 2012
	(In thousands of Canadian dollars)
Audit fees	$835	$794
Audit-related fees	9	343
Tax fees	150	26
All other fees	—	—
Total	$994	$1,163

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

Audit Fees

Audit fees were for professional services rendered by Deloitte for the audit of our annual financial statements, for Telesat Holdings’ annual financial statements for the years ended December 31, 2013 and 2012 and for the reviews of our quarterly financial statements. The audit fees also include fees for the audit of subsidiaries and other miscellaneous audits.

Audit-Related Fees

Audit-related fees were for assurance and related services reasonably related to the performance of the audit of the annual statements and are not reported under “Audit Fees” above. For 2012, these fees related mainly to audit related assistance with the preparation of our offering memorandum for our Senior Notes and refinancing of our Senior Secured Credit Facilities.

Tax Fees

The 2013 and 2012 tax fees include amounts related to our European subsidiaries. In addition, the 2013 tax fees also include SR&ED services.

All Other Fees

No other fees were incurred in 2012 or 2013.

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

PART III

Item 17. Financial Statements

See our Consolidated Financial Statements beginning at page F-1.

Item 18. Financial Statements

Not applicable.

Item 19. Exhibits

Exhibit No.	Description
1.1	Certificate and Articles of Amalgamation of Telesat Canada, dated as of October 31, 2007(3)
1.2	Telesat Canada Unanimous Shareholder Declaration, dated as of October 31, 2007, by and between Telesat Canada and Telesat Interco Inc.(3)
1.3	By-Law No. 1 of Telesat Canada, dated as of October 31, 2007(3)
1.4	Certificate of Formation, dated September 7, 2007, and Certificate of Amendment to Certificate of Formation, dated October 12, 2007, of Telesat LLC(3)
1.5	Limited Liability Company Agreement of Telesat LLC, dated October 31, 2007(3)
1.6	Articles of Incorporation of Telesat Holdings Inc. (formerly 4363205 Canada Inc.)(2)
1.7	By-Law No. 1 of Telesat Holdings Inc. (formerly 4363205 Canada Inc.)(2)
2.1	Indenture, dated May 14, 2012, with respect to Telesat Canada’s 6.0% Senior Notes due 2017, among Telesat Canada, Telesat LLC, as co-issuer, the guarantors party thereto and The Bank of New York Mellon, as Trustee(7)
2.2*	First Supplemental Indenture, dated as of September 13, 2013, with respect to Telesat Canada’s 6.0% Senior Notes due 2017, among Telesat Luxembourg S.à r.l., Telesat Canada, Telesat LLC, as co-issuer, the guarantors party thereto and The Bank of New York Mellon, as Trustee
4.1	Adjustment Agreement, dated as of October 29, 2007, between Telesat Interco Inc. (formerly 4363213 Canada Inc.), BCE Inc, and Telesat Canada(2)
4.2	Shareholders Agreement, dated as of October 31, 2007, between Public Sector Pension Investment Board, Red Isle Private Investments Inc., Loral Space & Communications Inc., Loral Space & Communications Holdings Corporation, Loral Holdings Corporation, Loral Skynet Corporation, John P. Cashman, Colin D. Watson, Telesat Holdings Inc, (formerly 4363205 Canada Inc.), Telesat Interco Inc. (formerly 4363213 Canada Inc.), Telesat Canada and MHR Fund Management LLC(2)
4.3	Consulting Services Agreement, dated as of October 31, 2007, by and between Loral Space & Communications Inc. and Telesat Canada(2)
4.4	Form of Indemnity Agreement by and among Telesat Canada, Telesat Holdings Inc., Telesat Interco Inc. and Officers and Directors(6)
4.5	Indemnity Agreement dated as of October 31, 2007 by and among Loral Space & Communications Inc., Telesat Canada, Telesat Holdings Inc., Telesat Interco Inc. and Henry (Hank) Intven(2)
4.6	Grant Agreement, dated as of May 20, 2011, by and among Telesat Holdings Inc., Telesat Canada, Loral Space & Communications Inc, the Public Sector Pension Investment Board, 4440480 Canada Inc. and Daniel Goldberg(5)
4.7	Grant Agreement, dated as of May 31, 2011, by and among Telesat Holdings Inc., Telesat Canada, Loral Space & Communications Inc, the Public Sector Pension Investment Board, 4440480 Canada Inc. and Michael C. Schwartz(5)
4.8	Grant Agreement, dated as of May 31, 2011, by and among Telesat Holdings Inc., Telesat Canada, Loral Space & Communications Inc, the Public Sector Pension Investment Board, 4440480 Canada Inc. and Michel G. Cayouette(5)

Exhibit No.	Description
4.9	Grant Agreement, dated as of November 18, 2013, by and among Telesat Holdings Inc., Telesat Canada, Loral Space & Communications Inc., the Public Sector Pension Investment Board, 4440480 Canada Inc. and Daniel Goldberg(10)
4.10	Grant Agreement, dated as of November 18, 2013, by and among Telesat Holdings Inc., Telesat Canada, Loral Space & Communications Inc., the Public Sector Pension Investment Board, 4440480 Canada Inc. and Michel G. Cayouette(10)
4.11	Grant Agreement, dated as of November 18, 2013, by and among Telesat Holdings Inc., Telesat Canada, Loral Space & Communications Inc., the Public Sector Pension Investment Board, 4440480 Canada Inc. and Paul D. Bush(10)
4.12	Form of Accession Agreement to the Unanimous Shareholders’ Agreement by and among Telesat Holdings, Inc. and Daniel S. Goldberg, Michel G. Cayouette, Paul Bush and Michael Schwartz.(9)
4.13	Credit Agreement, dated as of March 28, 2012, by and among Telesat Holdings, Inc., Telesat Canada, Telesat LLC, the guarantors party thereto, JP Morgan Chase Bank, N.A., as administrative agent, and the other lenders party thereto.(6)
4.14	Amendment No. 1, dated as of April 2, 2013, to the Credit Agreement dated as of March 28, 2012, by and among Telesat Holdings Inc., Telesat Canada, Telesat LLC, the guarantors party thereto, JP Morgan Chase Bank, N.A., as administrative agent, and the other lenders party thereto.(8)
4.15	Share Purchase Agreement among 4363213 Canada Inc., BCE Inc. and Telesat Canada dated December 16, 2006(1)
4.16	Space Segment Assignment and Assumption Agreement, dated as of March 1, 2011, by and among Telesat IOM Limited and Loral Space & Communications Inc.(4)
4.17	Gateway Facilities Assignment and Assumption Agreement, dated as of March 1, 2011, by and among Telesat Canada, Loral Space & Communications Inc. and Loral Canadian Gateway Corporation(4)
4.18	Barrett Assignment Agreement, dated as of March 1, 2011, by and among Telesat IOM Limited and Loral Space & Communications Inc.(4)
4.19	Guarantee Novation Agreement, dated as of August 3, 2012, by and among Loral Space & Communications Inc., MacDonald, Dettwiler and Associates Ltd. and Telesat Canada(9)
8.1*	List of Subsidiaries
12.1*	Section 302 Certification of Chief Executive Officer
12.2*	Section 302 Certification of Chief Financial Officer
13.1*	Section 906 Certification of Chief Executive Officer
13.2*	Section 906 Certification of Chief Financial Officer

(1)	Incorporated by reference from the Current Report on Form 8-K of Loral Space & Communications Inc. filed on December 21, 2006.
(2)	Incorporated by reference from the Current Report on Form 8-K of Loral Space & Communications Inc. filed on November 2, 2007.
(3)	Incorporated by reference from the Form F-4 of Telesat Canada filed on June 5, 2009.
(4)	Incorporated by reference from the Annual Report on Form 20-F of Telesat Canada filed on March 3, 2011.
(5)	Incorporated by reference from the Current Report on Form 8-K of Loral Space & Communications Inc. filed on June 13, 2011.

(6)	Incorporated by reference from the Report of Foreign Issuer on Form 6-K of Telesat Canada filed on March 29, 2012.
(7)	Incorporated by reference from the Report of Foreign Issuer on Form 6-K of Telesat Canada filed on May 14, 2012.
(8)	Incorporated by reference from the Report of Foreign Issuer on Form 6-K of Telesat Holdings Inc. filed on April 2, 2013.
(9)	Incorporated by reference from the Annual Report on Form 20-F of Telesat Holdings Inc. filed on February 21, 2013.
(10)	Incorporated by reference from the Current Report on Form 8-K of Loral Space & Communications Inc. filed on November 20, 2013.
*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Telesat Holdings Inc.

/s/ Daniel S. Goldberg

Name: Daniel S. Goldberg
Title:   President and Chief Executive Officer

Date: February 24, 2014

Telesat Holdings Inc.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Telesat Holdings Inc.

We have audited the accompanying consolidated financial statements of Telesat Holdings Inc. and subsidiaries (the “Company”), which comprise the consolidated balance sheets as at December 31, 2013 and December 31, 2012, and the consolidated statements of income, consolidated statements of comprehensive income, consolidated statements of changes in shareholders' equity, and consolidated statements of cash flows for each of the years in the three-year period ended December 31, 2013, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Telesat Holdings Inc. and subsidiaries as at December 31, 2013 and December 31, 2012, and its financial performance and its cash flows for each of the years in the three-year period ended December 31, 2013 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Deloitte LLP

Chartered Professional Accountants, Chartered Accountants
Licensed Public Accountants
February 21, 2014

Toronto, Canada

Telesat Holdings Inc.

Consolidated Statements of Income
For the year ended December 31

(in thousands of Canadian dollars)	Notes	2013	2012	2011
			Restated (Note 3)	Restated (Note 3)
Revenue	6	$896,896	$845,810	$808,361
Operating expenses	7	(201,062)	(245,879)	(187,968)
		695,834	599,931	620,393
Depreciation		(211,151)	(208,685)	(198,626)
Amortization		(32,659)	(35,965)	(41,021)
Other operating gains, net	8	25,335	5,890	114,068
Operating income		477,359	361,171	494,814
Interest expense	9	(224,099)	(245,421)	(228,759)
Loss on financing		(18,487)	(77,278)	—
Interest and other income		11,668	1,361	1,554
Gain (loss) on changes in fair value of financial instruments		80,928	(58,984)	98,585
(Loss) gain on foreign exchange		(194,909)	78,854	(78,844)
Income before tax		132,460	59,703	287,350
Tax expense	10	(64,367)	(35,344)	(51,505)
Net income		$68,093	$24,359	$235,845

See accompanying notes to the consolidated financial statements

Telesat Holdings Inc.

Consolidated Statements of Comprehensive Income
For the year ended December 31

(in thousands of Canadian dollars)	2013	2012	2011
		Restated (Note 3)	Restated (Note 3)
Net income	$68,093	$24,359	$235,845
Other comprehensive income (loss)
Items that may be reclassified into profit or loss
Foreign currency translation adjustments	(1,281)	(1,509)	(3,541)
Items that will not be reclassified into profit or loss
Actuarial gains (losses) on employee benefit plans	21,230	5,696	(39,652)
Tax (expense) recovery	(5,280)	(1,366)	10,005
Other comprehensive income (loss)	14,669	2,821	(33,188)
Total comprehensive income	$82,762	$27,180	$202,657

See accompanying notes to the consolidated financial statements

Telesat Holdings Inc.

Consolidated Statements of Changes in Shareholders' Equity

(in thousands of Canadian dollars)	Notes	Common shares	Preferred shares	Total share capital	Accumulated earnings	Equity-settled employee benefits reserve	Foreign currency translation reserve	Total reserves	Total shareholders' equity
Balance at January 1, 2011		$756,414	$541,764	$1,298,178	$163,804	$24,573	$(1,692)	$22,881	$1,484,863
Net income for the year	3	—	—	—	235,845	—	—	—	235,845
Dividends declared on preferred shares		—	—	—	(10)	—	—	—	(10)
Other comprehensive loss, net of tax recovery of $10,005	3	—	—	—	(29,647)	—	(3,541)	(3,541)	(33,188)
Share-based payments	23	—	—	—	—	2,654	—	2,654	2,654
Balance at December 31, 2011		$756,414	$541,764	$1,298,178	$369,992	$27,227	$(5,233)	$21,994	$1,690,164
Balance at January 1, 2012		$756,414	$541,764	$1,298,178	$369,992	$27,227	$(5,233)	$21,994	$1,690,164
Net income for the year	3	—	—	—	24,359	—	—	—	24,359
Issuance of share capital	20	—	14,762	14,762	—	—	—	—	14,762
Return of capital	20	(415,812)	(240,734)	(656,546)	—	—	—	—	(656,546)
Other comprehensive income, net of tax expense of $1,366	3	—	—	—	4,330	—	(1,509)	(1,509)	2,821
Share-based payments	23	—	—	—	(25,639)	(23,189)	—	(23,189)	(48,828)
Balance at December 31, 2012		$340,602	$315,792	$656,394	$373,042	$4,038	$(6,742)	$(2,704)	$1,026,732
Balance at January 1, 2013		$340,602	$315,792	$656,394	$373,042	$4,038	$(6,742)	$(2,704)	$1,026,732
Net income for the year		—	—	—	68,093	—	—	—	68,093
Dividends declared on preferred shares		—	—	—	(10)	—	—	—	(10)
Issuance of share capital	20	—	266	266	—	—	—	—	266
Other comprehensive income, net of tax expense of $5,280		—	—	—	15,950	—	(1,281)	(1,281)	14,669
Share-based payments	23	—	—	—	(1,062)	13,215	—	13,215	12,153
Balance at December 31, 2013		$340,602	$316,058	$656,660	$456,013	$17,253	$(8,023)	$9,230	$1,121,903

See accompanying notes to the consolidated financial statements

Telesat Holdings Inc.

Consolidated Balance Sheets

(in thousands of Canadian dollars)	Notes	December 31, 2013	December 31, 2012
Assets
Cash and cash equivalents	25	$298,713	$180,961
Trade and other receivables	11	50,266	63,762
Other current financial assets		7,174	6,799
Prepaid expenses and other current assets	12	18,665	22,946
Total current assets		374,818	274,468
Satellites, property and other equipment	6, 14	1,962,759	2,090,754
Deferred tax assets	10	10,024	—
Other long-term financial assets	6	76,006	131,535
Other long-term assets	6, 13	2,765	4,692
Intangible assets	6, 15	845,286	858,697
Goodwill	16	2,446,603	2,446,603
Total assets		$5,718,261	$5,806,749
Liabilities
Trade and other payables		$34,484	$35,709
Other current financial liabilities		164,755	90,591
Other current liabilities	17	122,058	77,930
Current indebtedness	19	57,364	31,953
Total current liabilities		378,661	236,183
Long-term indebtedness	19	3,284,502	3,374,977
Deferred tax liabilities	10	515,207	485,163
Other long-term financial liabilities		72,803	281,462
Other long-term liabilities	18	345,185	402,232
Total liabilities		4,596,358	4,780,017
Shareholders' Equity
Share capital	20	656,660	656,394
Accumulated earnings		456,013	373,042
Reserves		9,230	(2,704)
Total shareholders' equity		1,121,903	1,026,732
Total liabilities and shareholders' equity		$5,718,261	$5,806,749

See accompanying notes to the consolidated financial statements

Telesat Holdings Inc.

Consolidated Statements of Cash Flows
For the year ended December 31

(in thousands of Canadian dollars)	Notes	2013	2012	2011
			Restated (Note 3)	Restated (Note 3)
Cash flows from operating activities
Net income	3	$68,093	$24,359	$235,845
Adjustments to reconcile net income to cash flows from operating activities:
Depreciation		211,151	208,685	198,626
Amortization		32,659	35,965	41,021
Deferred tax expense	10	14,328	36,909	51,373
Interest expense		224,099	245,421	228,759
Interest income		(1,288)	(1,090)	(1,961)
Unrealized foreign exchange loss (gain)		202,416	(83,371)	67,706
(Gain) loss on derivatives		(80,928)	58,984	(87,914)
Dividends on senior preferred shares		—	—	1,650
Share-based compensation	23	13,517	1,202	2,654
Insurance proceeds	8	—	—	(135,019)
Impairment (reversal) loss on intangible assets	8	(17,274)	(1,194)	19,468
Gain on other post-employment benefit plan amendment	8	(9,786)	—	—
Loss on disposal of assets	8	1,725	778	1,483
Loss on financing		18,487	77,278	—
Other		(49,755)	(62,646)	(44,562)
Income taxes paid		(12,569)	(3,764)	(2,329)
Interest paid, net of capitalized interest		(212,313)	(239,519)	(210,883)
Interest received		1,172	1,127	2,121
Customer prepayments on future satellite services		32,305	40,345	57,768
Insurance proceeds		—	314	11,228
Repurchase of stock options and exercise of share appreciation rights		(1,196)	(35,266)	—
Operating assets and liabilities	25	51,843	(11,165)	(13,148)
Net cash from operating activities		$486,686	$293,352	$423,886
Cash flows used in investing activities
Satellite programs, including capitalized interest		$(71,178)	$(162,549)	$(356,199)
Purchase of other property and equipment		(8,772)	(7,611)	(17,566)
Purchase of intangible assets		(6)	(166)	(12,618)
Insurance proceeds	8	—	—	135,019
Proceeds from sale of assets		1,081	72	148
Net cash used in investing activities		$(78,875)	$(170,254)	$(251,216)
Cash flows used in financing activities
Proceeds from indebtedness		$—	$3,306,865	$—
Proceeds from issue of promissory note	28	—	145,466	—
Repayment of indebtedness		(271,448)	(2,777,507)	(108,741)
Repayment of senior preferred shares	28	—	(141,435)	—
Payment of premium on early retirement of indebtedness		(13,793)	(39,444)	—
Payment of debt issue costs		(810)	(52,030)	—
Return of capital to shareholders	20	—	(656,546)	—
Proceeds from exercise of stock options		99	—	—
Dividends paid on preferred shares		(10)	—	(10)
Satellite performance incentive payments		(4,770)	(4,582)	(5,928)
Net cash used in financing activities		$(290,732)	$(219,213)	$(114,679)
Effect of changes in exchange rates on cash and cash equivalents		$673	$(886)	$(324)
Increase (decrease) in cash and cash equivalents		$117,752	$(97,001)	$57,667
Cash and cash equivalents, beginning of year		180,961	277,962	220,295
Cash and cash equivalents, end of year	25	$298,713	$180,961	$277,962

See accompanying notes to the consolidated financial statements

Telesat Holdings Inc.

Notes to the 2013 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

1. BACKGROUND OF THE COMPANY

Telesat Holdings Inc. (the “Company” or “Telesat”) is a Canadian corporation. Telesat is a leading global satellite operator providing reliable and secure satellite-delivered communications solutions worldwide to broadcast, telecom, corporate and government customers. The fleet today consists of 14 satellites and the Canadian payload on ViaSat-1 with another satellite under construction. Telesat also manages the operations of additional satellites for third parties. Telesat is headquartered in Ottawa at 1601 Telesat Court, Ontario, Canada, K1B 5P4, with offices and facilities around the world.

As at December 31, 2013, Loral Space and Communications Inc. (“Loral”) and Canada’s Public Sector Pension Investment Board (“PSP Investments”) indirectly hold an economic interest in Telesat of 62.8% and 35.3%, respectively, with the remaining 1.9% economic interests held by various individuals. Loral indirectly holds a voting interest of 32.7% on all matters including the election of directors. PSP Investments indirectly holds a voting interest of 67.3% on all matters except for the election of directors, and a 29.4% voting interest for the election of directors. The remaining voting interest of 37.9% for the election of directors is held by shareholders of the Company’s Director Voting Preferred Shares.

These financial statements were approved by the Audit Committee of the Board of Directors and authorized for issue on February 21, 2014.

2. BASIS OF PRESENTATION

Statement of Compliance

The consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The accounting policies described in Note 4 were consistently applied to all the periods presented.

Basis of Consolidation

These consolidated financial statements include the results of the Company and subsidiaries controlled by the Company. Control is achieved when the Company has power over an entity, has exposure, or rights to variable returns from its involvement with an entity, and has the ability to use the power over an entity to affect the amount of its return. The most significant wholly-owned subsidiaries are listed in Note 27.

3. CHANGE IN ACCOUNTING POLICIES

IAS 1, Presentation of Financial Statements

The Company adopted the amendments to IAS 1 with a date of initial adoption of January 1, 2013.

The adoption resulted in a change to the presentation of the components of other comprehensive income (loss) in the statement of comprehensive income.

As a result of the change, the components of other comprehensive income (loss) are segregated between:

•	Items that may be reclassified into profit or loss; and
•	Items that will not be reclassified into profit or loss

with the components of other comprehensive income (loss) shown before tax with the tax impact allocated on the same basis as their related component of other comprehensive income (loss).

The change in the presentation of the statement of comprehensive income has been adopted retrospectively.

Telesat Holdings Inc.

Notes to the 2013 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

3. CHANGE IN ACCOUNTING POLICIES  – (continued)

IFRS 10, Consolidated Financial Statements

The Company adopted IFRS 10 with a date of initial adoption of January 1, 2013.

The adoption resulted in a change to the definition of control, as set out in Note 2, used in the determination of consolidation.

The change had no impact on the entities consolidated in the financial statements of the Company.

The change in the definition has been adopted retrospectively.

IFRS 13, Fair Value Measurements

The Company adopted IFRS 13 with a date of initial adoption of January 1, 2013.

The adoption resulted in a change to the definition of fair value, as set out in Note 22. The change had no impact on the measurement of the Company’s assets and liabilities, however, the change resulted in additional note disclosure.

The change in the definition has been adopted prospectively.

IAS 19R, Employee Benefits

The Company adopted IAS 19R, Employee Benefits with a date of initial adoption of January 1, 2013.

The adoption of this policy resulted in the following:

•	A change in the basis for determining and classifying income or expenses related to its employee benefit plans;
•	A change to the treatment of administrative fees not related to asset management; and
•	Additional note disclosures.

The change in accounting policy has been adopted retrospectively.

Determination and classification of employee benefit plans income or expenses

The Company now determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the period to the net defined benefit liability (asset) at the beginning of the period. Previously, the Company determined interest income on plan assets based on their long-term rate of expected return.

The net interest on defined benefit liability comprises:

•	Interest cost on the defined benefit obligation; and
•	Interest income on plan assets.

The Company elected to recognize the net interest expense within interest expense in the statement of income.

Treatment of administrative fees not related to asset management

The Company now includes administrative fees not related to asset management as a component of service cost. Previously, the Company included administrative fees not related to asset management as a part of the actuarial gains (losses) and recorded the balance in the statement of comprehensive income.

Telesat Holdings Inc.

Notes to the 2013 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

3. CHANGE IN ACCOUNTING POLICIES  – (continued)

The following table summarizes the increases (decreases) resulting from the adoption of the new accounting policy for the years ended December 31, 2012 and 2011.

	Year ended December 31, 2012	Year ended December 31, 2011
Statements of income
Operating expenses	$518	$203
Interest expense	$3,215	$1,708
Tax expense	$(990)	$(481)
Net income	$(2,743)	$(1,430)
Statements of comprehensive income
Net income	$(2,743)	$(1,430)
Actuarial gains on employee benefit plans	$3,733	$1,911
Tax related to other comprehensive income that will not be reclassified to profit or loss	$990	$481
Total comprehensive income	$—	$—

There are no impacts on the balance sheets as at January 1, 2011, December 31, 2011 and December 31, 2012.

IAS 1, Presentation of the Consolidated Statements of Cash Flows

The Company incorporated the interest received, interest paid and income taxes paid into the consolidated statements of cash flows instead of including these amounts as supplementary note disclosure. This has resulted in certain comparative figures being reclassified on the statements of cash flows to conform with the financial statement presentation adopted in the current year.

4. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments which are measured at fair values, as explained in the accounting policies below. Historical cost is based on the fair value of the consideration given or received in exchange for assets or liabilities.

Segment Reporting

The Company’s operating segments are organized around the group’s service lines, which represent the group’s business activities. The operating segments are reported in a manner consistent with the internal reporting provided to the Company’s Chief Operating Decision Maker, who is the Company’s Chief Executive Officer. To be reported, a segment is usually based on quantitative thresholds but can also encompass qualitative factors management deems significant. The Company operates in a single industry segment, in which it provides satellite-based services to its broadcast, enterprise and consulting customers around the world.

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

Upon consolidation of the Company’s foreign operations having a functional currency other than the Canadian dollar, assets and liabilities are translated at the year end exchange rate, and revenue and expenses are translated at average exchange rates for the year. Gains or losses on the translation of foreign subsidiaries are recognized in other comprehensive income.

Telesat Holdings Inc.

Notes to the 2013 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

4. SIGNIFICANT ACCOUNTING POLICIES  – (continued)

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

Cash and Cash Equivalents

All highly liquid investments with an original maturity of three months or less are classified as cash and cash equivalents. Cash and cash equivalents are comprised of cash on hand, demand deposits, short-term investments, and restricted cash expected to be used within the next twelve months.

Revenue Recognition

Telesat recognizes revenue from satellite services when earned, as services are rendered or delivered to customers. Revenue is measured at the fair value of the consideration received or receivable. There must be clear evidence that an arrangement exists, the amount of revenue must be known or determinable and collectability must be reasonably assured.

Revenue from a contract to sell consulting services is recognized as follows:

•	Consulting revenue for cost plus contracts are recognized after the work has been completed and accepted by the customer.
•	The percentage of completion method is used for fixed price consulting revenue contracts. Percentage of completion is measured by comparing actual cost incurred to total cost expected.

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

Borrowing Costs

Borrowing costs are incurred on the Company’s debt financing. Borrowing costs attributable to the acquisition, production or construction of a qualifying asset are added to the cost of that asset. The Company has defined a qualifying asset as an asset that takes longer than twelve months to get ready for its intended use or sale. Capitalization of borrowing costs continues until such time as the asset is substantially ready for its intended use or ready for sale. Borrowing costs are determined based on specific financing related to the asset or in the absence of specific financing, the borrowing costs are calculated on the basis of a capitalization rate which is equal to the Company’s weighted average cost of debt. All other borrowing costs are expensed in the period in which they are incurred.

Telesat Holdings Inc.

Notes to the 2013 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

4. SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Satellites, Property and Other Equipment

Satellites, property and other equipment, which are carried at cost, less accumulated depreciation and any accumulated impairment losses, include the contractual cost of equipment, capitalized engineering costs, and with respect to satellites, the cost of launch services, launch insurance and capitalized borrowing costs during construction.

Depreciation is calculated using the straight-line method over the respective estimated useful lives of the assets.

Below are the estimated useful lives in years of satellites, property and other equipment as of December 31, 2013.

Years
Satellites	12 to 15
Property and other equipment	1 to 30

Construction in progress is not depreciated as depreciation only commences when the asset is ready for its intended use. For satellites, depreciation commences on the day the satellite becomes available for service and continues until the accumulated depreciation equals the amount of the cost or until the satellite is retired.

The investment in each satellite will be removed from the property accounts when the satellite has been fully depreciated and is no longer in service. When other property is retired from operations at the end of its useful life, the amount of the asset and accumulated depreciation are removed from the accounts. Earnings are credited with the amount of any net salvage value and charged with any net cost of removal. When an asset is sold prior to the end of its useful life, the gain or loss is recognized immediately in other operating gains, net.

In the event of an unsuccessful launch or total in-orbit satellite failure, all unamortized costs that are not recoverable under launch or in-orbit insurance are recorded in other operating gains, net.

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

Deferred Satellite Performance Incentive Payments

Deferred satellite performance incentive payments are obligations payable to satellite manufacturers over the lives of certain satellites. The present value of the payments are capitalized as part of the cost of the satellite and recognized as part of the depreciation of the satellite.

Impairment of Long-Lived Assets

Tangible fixed assets and finite life intangible assets are assessed for impairment on an annual basis or more frequently when events or changes in circumstances indicate that the carrying value of an asset exceeds the recoverable amount. Tangible fixed assets and finite life intangible assets are also assessed for indicators of impairment at each reporting period.

An impairment test consists of assessing the recoverable amount of an asset, which is the higher of its fair value less cost of disposal and its value in use. If it is not practicable to measure the recoverable amount for a particular asset, the Company determines the recoverable amount of the cash generating unit (“CGU”) with which it is associated. A CGU is the smallest identifiable group of assets that generates cash inflows which are largely independent of the cash inflows from other assets or groups of assets.

Telesat Holdings Inc.

Notes to the 2013 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

4. SIGNIFICANT ACCOUNTING POLICIES  – (continued)

The Company measures value in use on the basis of the estimated future cash flows to be generated by an asset or CGU. These future cash flows are based on the Company’s latest business plan information approved by senior management and are discounted using rates that best reflect the time value of money and the specific risks associated with the underlying asset or assets in the CGU.

The fair value less cost of disposal is the price that would be received to sell an asset or CGU in an orderly transaction between market participants at the measurement date, less costs of disposal. For the impairment assessment, the fair value is calculated on a recurring basis and is calculated using level 3 of the fair value hierarchy.

An impairment loss is the amount by which the carrying amount of an asset or CGU exceeds its recoverable amount. When an impairment loss subsequently reverses, the carrying amount of the asset (or a CGU) is increased to the revised measure of its recoverable amount, so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or CGU) in prior years. Impairment losses and reversals of impairment losses are recognized in other operating gains, net.

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

The Company distinguishes intangible assets between assets with finite and indefinite useful lives. Intangible assets with indefinite useful lives are comprised of the Company’s trade name and orbital slots. Finite life intangible assets, which are carried at cost less accumulated amortization, consist of revenue backlog, customer relationships, customer contracts, concession rights, transponder rights and patents. Intangible assets with finite lives are amortized over their estimated useful lives using the straight-line method of amortization, except for revenue backlog which is based on the expected period of recognition of the related revenue.

Below are the estimated useful lives in years of the finite life intangible assets as of December 31, 2013.

Years
Revenue backlog	4 to 17
Customer relationships	11 to 21
Customer contracts	3 to 15
Concession rights	8 to 15
Transponder rights	14
Patents	18

Impairment of Goodwill and Indefinite Life Intangible Assets

An assessment for impairment of goodwill and indefinite life intangible assets is performed annually, or more frequently whenever events or changes in circumstances indicate that the carrying amounts of these assets are likely to exceed their recoverable amount. Goodwill is tested for impairment at the entity level as this represents the lowest level within the Company at which the goodwill is monitored for internal management purposes, and is not larger than an operating segment. Indefinite life intangibles have not been allocated to any CGU and are tested for impairment at the asset level. Goodwill and indefinite life intangible assets are also assessed for indicators of impairment at each reporting period.

Telesat Holdings Inc.

Notes to the 2013 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

4. SIGNIFICANT ACCOUNTING POLICIES  – (continued)

An impairment test consists of assessing the recoverable amount of an asset, which is the higher of its fair value less disposal costs and its value in use. For the impairment assessment, fair value is calculated on a recurring basis and is calculated using level 3 of the fair value hierarchy.

Orbital Slots

In performing the orbital slot impairment analysis, the Company determines, for each orbital slot, its fair value less disposal costs, known as the market approach or income approach, and its value in use on an annual basis. The higher of these two amounts is determined to be the recoverable amount. To the extent that the recoverable amount is less than the carrying value of the asset, an impairment exists and the asset is written down to its recoverable amount.

The key assumptions used in estimating the recoverable amounts of the orbital slots include:

i)	the market penetration leading to revenue growth;
ii)	the profit margin;
iii)	the duration and profile of the build-up period;
iv)	the estimated start-up costs and losses incurred during the build-up period; and
v)	the discount rate.

Fair value less disposal costs is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. In order to determine this amount, the Company measures what an independent third party would pay to purchase the orbital slot by looking to actual market transactions for similar assets.

The value in use amount is the present value of the future cash flows expected to be derived from the asset. The determination of this amount includes projections of cash inflows from the continuing use of the asset and cash outflows that are required to generate the associated cash inflows. These cash inflows are discounted at an appropriate discount rate.

Goodwill

In performing the goodwill impairment analysis, the Company assesses the recoverable amount of the asset using the income approach as well as the market approach in the determination of the fair value of goodwill at the entity level.

Under the income approach, the sum of the projected discounted cash flows for the next five years, or a longer period if justified by the most recent financial plan approved by management, in addition to a terminal value are used to determine the fair value at the entity level. In this model, significant assumptions used include: revenue, expenses, capital expenditures, working capital, disposal costs, terminal growth rate and discount rate.

Under the market approach, the fair value at the entity level is determined based on market multiples derived from comparable public companies. As part of that analysis, assumptions are made regarding the comparability of selected companies including revenue, earnings before interest, taxes, depreciation and amortization multiples for valuation purposes, growth rates, size and overall profitability.

Under both approaches, all assumptions used in the model are based on management’s best estimates. The discount rates are consistent with external sources of information.

Telesat Holdings Inc.

Notes to the 2013 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

4. SIGNIFICANT ACCOUNTING POLICIES  – (continued)

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

Financial Instruments

Telesat uses derivative financial instruments to manage its exposure to foreign exchange rate risk associated with debt denominated in foreign currencies, as well as to reduce its exposure to interest rate risk associated with debt. Currently, Telesat does not designate any of its derivative financial instruments as hedging instruments for accounting purposes. All realized and unrealized gains and losses on these derivative financial instruments are recorded in the consolidated statement of income and included as part of gain (loss) on changes in fair value of financial instruments.

Financial assets and financial liabilities that are classified as held-for-trading (“HFT”) are measured at fair value. The unrealized gains and losses relating to the HFT assets and liabilities are recorded in the consolidated statement of income in the gain (loss) on changes in fair value of financial instruments. Loans and receivables and other liabilities are recorded at amortized cost in accordance with the effective interest method.

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

Employee Benefit Plans

Telesat maintains one contributory and three non-contributory defined benefit pension plans which provide benefits based on length of service and rate of pay. Telesat is responsible for adequately funding these defined benefit pension plans. Contributions are made based on actuarial cost methods that are permitted by

Telesat Holdings Inc.

Notes to the 2013 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

4. SIGNIFICANT ACCOUNTING POLICIES  – (continued)

pension regulatory bodies and reflect assumptions about future investment returns, salary projections and future service benefits. Telesat also provides other post-employment and retirement benefits, including health care and life insurance benefits on retirement and various disability plans, workers compensation and medical benefits to former or inactive employees, their beneficiaries and covered dependents, after employment but before retirement, under certain circumstances. In addition, Telesat provides defined contribution pension plans, under certain circumstances, for employees who are not eligible for the defined benefit pension plans.

The Company accrues the present value of its obligations under employee benefit plans and the related costs reduced by the fair value of plan assets. Pension costs and other retirement benefits are determined using the projected unit credit method prorated on service and management’s best estimate of expected investment performance, salary escalation, retirement ages of employees and expected health care costs.

Pension plan assets are valued at fair value. The discount rate is based on the market interest rate of high quality bonds and is consistent with guidance described by the Canadian Institute of Actuaries in an Educational note dated September 2011. Past service costs arising from plan amendments are recognized immediately to the extent that the benefits are already vested, and otherwise are amortized on a straight-line basis over the average remaining vesting period. A valuation is performed at least every three years to determine the present value of the accrued pension and other retirement benefits.

Remeasurements arising from defined benefit plans comprise actuarial gains and losses and the return on plan assets (excluding interest). Telesat recognizes them immediately in other comprehensive income, which is included in the accumulated earnings, in the period in which they occur.

The current service costs and administration fees not related to asset management are included in operating expenses. The net interest expense (income) on the net defined benefit liability (asset) for the period is calculated by applying the discount rate used to measure the defined benefit obligation at the beginning of the period to the net defined benefit liability (asset) at the beginning of the period while taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. The net interest expense (income) is included in interest expense.

The pension expense for 2013 was determined based on membership data as at December 31, 2011. The accrued benefit obligation as at December 31, 2013 was determined based on the membership data as at December 31, 2012, extrapolated one year, and based on December 31, 2013 assumptions. For certain Canadian post-retirement benefits, the expense for 2013 was based on membership data as at September 30, 2012. For certain American post-retirement benefits, the expense for 2013 was based on membership data as at January 1, 2013. The accrued benefit obligation as at December 31, 2013 was determined based on membership data as at September 30, 2013, extrapolated three months, and based on December 31, 2013 assumptions. The most recent valuation of the pension plans for funding purposes was as of January 1, 2013. The next required valuation for the employee pension plan is as of January 1, 2014 while the pension plan for designated employees is due as of January 1, 2016. Valuations will be performed for both pension plans as of January 1, 2014.

In addition, employees who are not eligible for defined benefit pension plans may be eligible to participate in defined contribution pension plans. Payments to defined contribution pension plans are recognized as an expense when employees have rendered service entitling them to the Company contributions.

Telesat Holdings Inc.

Notes to the 2013 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

4. SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Telesat also provides health care and life insurance benefits for certain retired employees. These benefits are funded primarily on a pay-as-go basis, with the retiree paying a portion of the cost through contributions, deductibles and co-insurance provisions. Commencing in 2015, as a result of an amendment to one of the plans, Telesat will contribute to a health reimbursement account instead of providing the health care and life insurance benefits directly to certain retired employees.

Share-Based Compensation Plan

The Company offers an equity-settled share-based incentive plan for certain key employees under which it receives services from employees in exchange for equity instruments of the Company. The expense is based on the fair value of the awards granted using the Black-Scholes option pricing model. The expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are satisfied, with a corresponding increase in equity. For awards with graded vesting, the fair value of each tranche is recognized over the respective vesting period.

Inventory

Inventories are valued at the lower of cost and net realizable value and consist of finished goods and work in process. Cost for substantially all network equipment inventories is determined on a weighted average cost basis. Cost for work in process and certain one-of-a-kind finished goods are determined using the specific identification method.

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

Deferred taxes are the result of temporary differences arising between the tax bases of assets and liabilities and their carrying amount. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled, based on tax rates and laws that have been enacted or substantively enacted at the balance sheet date. Deferred tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that the deferred tax assets will be realized. Unrecognized deferred tax assets are reassessed at each balance sheet date and recognized to the extent that it has become probable that future taxable profit will allow the deferred tax assets to be recovered.

Deferred tax assets are netted against the deferred tax liabilities when they relate to income taxes levied by the same taxation authority on either:

i)	the same taxable entity; or
ii)	different taxable entities which intend to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

Telesat Holdings Inc.

Notes to the 2013 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

4. SIGNIFICANT ACCOUNTING POLICIES  – (continued)

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

Future Changes in Accounting Policies

The IASB periodically issues new accounting standards. The new standards determined to be applicable to the Company are disclosed below. The remaining standards have been excluded as they are not applicable.

Recoverable amount disclosures for non-financial assets

Recoverable Amount Disclosures for Non-Financial Assets (Amendments to IAS 36) was issued by the IASB on May 29, 2013. These amendments expand the disclosure requirements about the recoverable amount of impaired assets if the recoverable amount is based on fair value less costs of disposal. These amendments are effective for annual periods beginning on or after January 1, 2014. The Company is currently evaluating the impact of the amendments to IAS 36 on its consolidated financial statements.

Financial instruments

IFRS 9, Financial Instruments (“IFRS 9”) was issued by the IASB on October 28, 2010, and will replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Two measurement categories continue to exist to account for financial liabilities in IFRS 9, fair value through profit or loss (“FVTPL”) and amortized cost. Financial liabilities held-for-trading are measured at FVTPL, and all other financial liabilities are measured at amortized cost unless the fair value option is applied. The treatment of embedded derivatives under the new standard is consistent with IAS 39 and is applied to financial liabilities and non-derivative hosts not within the scope of this standard. The effective date for this standard has not been announced by the IASB. The Company is currently evaluating the impact of IFRS 9 on its consolidated financial statements.

Levies

IFRIC 21, Levies was issued by the IASB on May 20, 2013. IFRIC 21 provides guidance on accounting for levies in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets. The interpretation defines a levy as an outflow from an entity imposed by a government in accordance with legislation and confirms that an entity recognizes a liability for a levy only when the triggering event specified in the legislation occurs. This interpretation is effective for annual periods beginning on or after January 1, 2014 and is to be applied retrospectively. The Company is currently evaluating the impact of the interpretation on its consolidated financial statements.

5. CRITICAL ACCOUNTING JUDGMENTS AND ESTIMATES

Critical judgments in applying accounting policies

The following are the critical judgments made in applying the Company’s accounting policies which have the most significant effect on the amounts reported in the financial statements:

Revenue recognition

The Company’s accounting policy relating to revenue recognition is described in Note 4. The percentage of completion method is used for fixed price consulting revenue contracts and requires judgment by management to accurately determine costs incurred and costs required to complete contracts.

Telesat Holdings Inc.

Notes to the 2013 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

5. CRITICAL ACCOUNTING JUDGMENTS AND ESTIMATES  – (continued)

Uncertain income tax positions

The Company operates in numerous jurisdictions and is subject to country-specific tax laws. Management uses significant judgment when determining the worldwide provision for tax, and estimates provisions for uncertain tax positions as the amounts expected to be paid based on a qualitative assessment of all relevant factors. In the assessment, management considers risk with respect to tax matters under active discussion, audit, dispute or appeal with tax authorities, or which are otherwise considered to involve uncertainty. Management reviews the provisions at each balance sheet date.

Determining whether an arrangement contains a lease

Management uses significant judgment in assessing whether each new arrangement contains a lease based on IFRIC 4. The determination of whether an arrangement is, or contains a lease, is based on the substance of the arrangement at inception date, and whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset. If contracts contain a lease arrangement, the leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Critical accounting estimates and assumptions

The Company makes accounting estimates and assumptions that affect the carrying value of assets and liabilities, reported net income and disclosure of contingent assets and liabilities. Estimates and assumptions are based on historical experience, current events and other relevant factors, therefore, actual results may differ and differences could be material. The accounting estimates and assumptions critical to the determination of the amounts reported in the financial statements are as follows:

Derivative financial instruments measured at fair value

Derivative financial assets and liabilities measured at fair value were $51.6 million and $154.3 million, respectively, at December 31, 2013 (December 31, 2012 — $109.3 million and $282.9 million, respectively). Quoted market values are unavailable for the Company’s financial instruments and, in the absence of an active market, the Company determines fair value for financial instruments based on prevailing market rates (bid and ask prices, as appropriate) for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market-based inputs. The determination of fair value is affected significantly by the assumptions used for the amount and timing of estimated future cash flows and discount rates. As a result, the fair value of financial assets and liabilities and the amount of gains (losses) on changes in fair value of financial instruments recorded to net income could vary.

Impairment of goodwill

Goodwill represents $2,446.6 million of total assets at December 31, 2013 and December 31, 2012. Determining whether goodwill is impaired requires an estimation of the Company’s value. The Company’s value requires management to estimate the future cash flows expected to arise from operations and to make assumptions regarding economic factors, tax rates and annual growth rates. Actual operating results and the related cash flows of the Company could differ from the estimates used for the impairment analysis.

Impairment of intangible assets

Intangible assets represent $845.3 million of total assets at December 31, 2013 (December 31, 2012 —  $858.7 million). Impairment of intangible assets is tested annually or more frequently if indicators of impairment exist. The impairment analysis requires the Company to estimate the future cash flows expected to arise from operations and to make assumptions regarding economic factors, discount rates, tax rates and annual growth rates. Actual operating results and the related cash flows of the Company could differ from the estimates used for the impairment analysis.

Telesat Holdings Inc.

Notes to the 2013 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

5. CRITICAL ACCOUNTING JUDGMENTS AND ESTIMATES  – (continued)

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

Employee benefits

The cost of defined benefit pension plans and other post-employment benefits, and the present value of the pension obligation are determined using actuarial valuations. An actuarial valuation involves making various assumptions which may differ from actual developments in the future. These include the determination of the discount rate, future salary increases, mortality rates, future pension increases and return on plan assets. Due to the complexity of the valuation, the underlying assumptions, and its long-term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed annually.

Determination of useful life of satellites and finite life intangible assets

The estimated useful life and depreciation method for satellites and finite life intangible assets are reviewed annually, with the effect of any changes in estimate being accounted for on a prospective basis. Any change in these estimates may have a significant impact on the amounts reported.

Income taxes

Management assesses the recoverability of deferred tax assets based upon an estimation of the Company’s projected taxable income using enacted or substantially enacted tax laws, and its ability to utilize future tax deductions before they expire. Actual results could differ from expectations.

6. SEGMENT INFORMATION

Telesat operates in a single reportable industry segment, in which it provides satellite-based services to its broadcast, enterprise and consulting customers around the world.

The Company derives revenue from the following services:

•	Broadcast — distribution or collection of video and audio signals which include satellite transmission services, uplinking and downlinking services, occasional use services, and bundled and value added services such as digital encoding.
•	Enterprise — provision of satellite transmission services and ground network services for voice, data, image transmission and internet services around the world.
•	Consulting and other — all consulting services related to space and earth segments, government studies, satellite control services and research and development.

Revenue derived from the above service lines were as follows:

Year ended December 31,	2013	2012	2011
Broadcast	$471,006	$439,410	$436,676
Enterprise	402,377	380,496	341,884
Consulting and other	23,513	25,904	29,801
Revenue	$896,896	$845,810	$808,361

Telesat Holdings Inc.

Notes to the 2013 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

6. SEGMENT INFORMATION  – (continued)

Geographic Information

Revenue by geographic region was based on the point of origin of the revenue (destination of the billing invoice), allocated as follows:

Year ended December 31,	2013	2012	2011
Canada	$446,567	$417,383	$411,185
United States	276,983	268,434	247,924
Europe, Middle East & Africa	81,143	74,952	75,887
Asia & Australia	18,022	17,297	19,254
Latin America & Caribbean	74,181	67,744	54,111
Revenue	$896,896	$845,810	$808,361

Telesat’s satellites are in geosynchronous orbit. For disclosure purposes, the satellites have been classified based on ownership. Satellites, property and other equipment and intangible assets by geographic region are allocated as follows:

As at December 31,	2013	2012
Canada	$1,657,350	$1,796,850
United States	208,821	236,605
All others	96,588	57,299
Satellites, property and other equipment	$1,962,759	$2,090,754

As at December 31,	2013	2012
Canada	$798,802	$813,976
United States	33,416	31,736
All others	13,068	12,985
Intangible assets	$845,286	$858,697

Other long-term financial assets and other long-term assets by geographic region are allocated as follows:

As at December 31,	2013	2012
Canada	$68,055	$125,136
All others	7,951	6,399
Other long-term financial assets	$76,006	$131,535

As at December 31	2013	2012
Canada	$2,757	$4,184
United States	8	508
Other long-term assets	$2,765	$4,692

Goodwill was not allocated to geographic regions in any of the years.

Major Customers

For the year ended December 31, 2013, there were three significant customers each representing more than 10% of consolidated revenue (December 31, 2012 and 2011 — two customers).

Telesat Holdings Inc.

Notes to the 2013 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

7. OPERATING EXPENSES

The Company’s operating expenses are comprised of the following:

Year ended December 31,	2013	2012	2011
		Restated (Note 3)	Restated (Note 3)
Compensation and employee benefits(a)	$79,051	$116,414	$61,958
Other operating expenses(b)	43,960	47,555	48,110
Cost of sales(c)	78,051	81,910	77,900
Operating expenses	$201,062	$245,879	$187,968
(a)	Compensation and employee benefits include salaries, bonuses, commissions, post-employment benefits and charges arising from share-based payments. The expense for the year ended December 31, 2013, includes $1.5 million of compensation and benefit expense related to payments to certain employees in conjunction with a special cash distribution paid to the Company’s shareholders (December 31, 2012 — $52.5 million, December 31, 2011 — $nil).
(b)	Other operating expenses include general and administrative expenses, marketing expenses, in-orbit insurance expense, professional fees and facility costs.
(c)	Cost of sales includes the cost of third-party capacity, the cost of equipment sales and costs directly attributable to the facilitation of customer contracts.

8. OTHER OPERATING GAINS, NET

Year ended December 31,	2013	2012	2011
Insurance proceeds(a)	$—	$—	$135,019
Impairment reversal (loss) on intangible assets (Note 15)	17,274	1,194	(19,468)
Gain on other post-employment benefit plan amendment (Note 24)	9,786	—	—
Gain on forgiveness of satellite performance incentive payments	—	5,474	—
Loss on disposal of assets	(1,725)	(778)	(1,483)
Other operating gains, net	$25,335	$5,890	$114,068
(a)	The Company had insurance policies that provided coverage for a total, constructive total, or partial loss of Telstar 14R/Estrela do Sul 2. Following the launch of the satellite in May 2011, the Company determined that the north solar array failed to fully deploy and promptly filed a notice of loss with its insurers. During the third quarter of 2011, the Company filed a claim under its policies to its insurers. In December 2011, the Company received insurance proceeds of USD $132.7 million ($135.0 million) from its insurers with respect to the claim.

9. INTEREST EXPENSE

The components of interest expense are as follows:

Year ended December 31,	2013	2012	2011
		Restated (Note 3)	Restated (Note 3)
Interest on indebtedness	$173,522	$197,389	$181,428
Interest on derivative instruments	46,349	45,877	62,124
Interest on performance incentive payments	4,453	4,142	4,361
Interest on Senior Preferred Shares	—	2,380	9,869
Interest on promissory notes	66	9,884	1,291
Interest on employee benefit plans	3,070	3,215	1,708
Capitalized interest	(3,361)	(17,466)	(32,022)
Interest expense	$224,099	$245,421	$228,759

Telesat Holdings Inc.

Notes to the 2013 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

10. INCOME TAXES

Year ended December 31,	2013	2012	2011
		Restated (Note 3)	Restated (Note 3)
Current tax expense (recovery)	$50,039	$(1,565)	$132
Deferred tax expense	14,328	36,909	51,373
Tax expense	$64,367	$35,344	$51,505

A reconciliation of the statutory income tax rate, which is a composite of Canadian federal and provincial rates, to the effective income tax rate is as follows:

Year ended December 31,	2013	2012	2011
		Restated (Note 3)	Restated (Note 3)
Income before tax	$132,460	$59,703	$287,350
Multiplied by the statutory income tax rates	26.50%	26.51%	28.11%
	35,102	15,827	80,774
Income tax recorded at rates different from the Canadian tax rate	1,125	(2,391)	(408)
Permanent differences	24,388	2,849	(9,316)
Effect on deferred tax balances due to change in income tax rates	196	25,420	—
Effect of temporary differences not recognized as deferred tax assets	14,121	(3,942)	(10,145)
Previously unrecognized tax losses and credits	(8,443)	—	(8,977)
Reversal of tax reserve	(2,045)	(2,224)	—
Other	(77)	(195)	(423)
Tax expense	$64,367	$35,344	$51,505
Effective income tax rate	48.59%	59.20%	17.92%

The tax effects of temporary differences between the carrying amounts of assets and liabilities for accounting purposes and the amounts used for tax purposes are presented below:

As at December 31,	2013	2012
Deferred tax assets
Investment tax credit	$—	$4,063
Foreign tax credit	18,513	14,977
Financing charges	12,731	11,461
Deferred revenue	2,229	3,298
Loss carry forwards	19,829	22,807
Employee benefits	7,581	14,180
Other	1,156	766
Total deferred tax assets	$62,039	$71,552
Deferred tax liabilities
Capital assets	$(300,640)	$(297,661)
Intangibles	(235,449)	(235,223)
Finance charges	(4,576)	(4,941)
Reserves	(2,346)	(3,428)
Derivative liabilities	(24,211)	(15,462)
Total deferred tax liabilities	$(567,222)	$(556,715)
Deferred tax liabilities, net	$(505,183)	$(485,163)

Telesat Holdings Inc.

Notes to the 2013 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

10. INCOME TAXES  – (continued)

Deferred tax assets of $10.0 million on the balance sheet relates to the U.S. tax jurisdiction.

Losses and tax credits

At December 31, 2013, the Company had no Canadian non-capital losses to carry forward as it utilized the remaining balance during the year. Also during the year, the Company utilized $24.2 million of its capital losses carried forward to offset the capital gains recognized in the year. At December 31, 2013, the Company had $96.6 million of capital losses remaining which may be only used against future capital gains. The deferred tax asset recognized in respect of the remaining losses carried forward was $12.8 million as the Company expects to utilize our losses in the following year. These losses may be carried forward indefinitely.

The Company had $21.4 million of foreign tax credits which may only be used to offset taxes payable. The deferred tax asset not recognized in respect of these credits was $2.9 million. The credits will begin to expire in 2014.

The Company had U.S. tax losses carried forward of $20.6 million which will expire between 2028 and 2031. A deferred tax asset of $7.0 million with respect to these losses was recognized during the year as it is probable that the deferred tax assets related to the tax losses will be realized through a combination of future reversals of temporary differences and taxable income.

In addition, the Company had $7.3 million of Brazil tax losses which may be carried forward indefinitely. The deferred tax asset not recognized in respect of these losses was $2.5 million.

Investments in subsidiaries

As at December 31, 2013, the Company had temporary differences of $38.8 million associated with investments in subsidiaries for which no deferred tax liabilities have been recognized, as the Company is able to control the timing of the reversal of these temporary differences and it is not probable that these differences will reverse in the foreseeable future.

11. TRADE AND OTHER RECEIVABLES

As at December 31,	2013	2012
Trade receivables	$43,697	$63,808
Trade receivables due from related parties (Note 28)	870	21
Less: Allowance for doubtful accounts	(2,887)	(2,951)
Net trade receivables	41,680	60,878
Other receivables	8,247	2,884
Other receivables due from related parties (Note 28)	339	—
Trade and other receivables	$50,266	$63,762

Allowance for doubtful accounts

The movement in the allowance for doubtful accounts was as follows:

Year ended December 31,	2013	2012
Allowance for doubtful accounts, beginning of year	$2,951	$3,740
Provisions for impaired receivables	344	158
Receivables written off during the year	(300)	(671)
Foreign currency exchange differences	(108)	(276)
Allowance for doubtful accounts, end of year	$2,887	$2,951

Telesat Holdings Inc.

Notes to the 2013 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

12. PREPAID EXPENSES AND OTHER CURRENT ASSETS

As at December 31,	2013	2012
Prepaid expenses(a)	$12,775	$16,400
Income tax recoverable	1,183	1,233
Inventory(b)	4,407	5,013
Deferred charges(c)	300	300
Prepaid expenses and other current assets	$18,665	$22,946
(a)	Prepaid expenses are primarily comprised of prepaid satellite in-orbit insurance, prepaid interest on long-term indebtedness and prepaid license fees.
(b)	At December 31, 2013, inventory consists of $4.2 million of finished goods (December 31, 2012 — $4.9 million) and $0.2 million of work in process (December 31, 2012 — $0.1 million). During the year, $20.7 million was recognized as cost of equipment sales and recorded as an operating expense (December 31, 2012 — $21.1 million, December 31, 2011 — $18.3 million).
(c)	Deferred charges include deferred financing charges relating to the Revolving Credit Facility (see Note 19).

13. OTHER LONG-TERM ASSETS

As at December 31,	2013	2012
Prepaid satellite in-orbit insurance	$—	$1,325
Deferred charges	673	1,061
Income tax recoverable	1,779	1,779
Other	313	527
Other long-term assets	$2,765	$4,692

Telesat Holdings Inc.

Notes to the 2013 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

14. SATELLITES, PROPERTY AND OTHER EQUIPMENT

	Satellites	Property and other equipment	Assets under construction	Total
Cost at January 1, 2012	$2,314,113	$193,463	$380,205	$2,887,781
Additions	—	2,098	146,633	148,731
Disposals/retirements	—	(6,917)	—	(6,917)
Reclassifications and transfers from assets under construction	267,834	12,856	(280,690)	—
Impact of currency translation	—	(610)	(20)	(630)
Cost at December 31, 2012 and January 1, 2013	$2,581,947	$200,890	$246,128	$3,028,965
Additions	—	2,732	81,186	83,918
Disposals/retirements	—	(4,753)	—	(4,753)
Reclassifications and transfers from assets under construction	266,982	14,822	(281,804)	—
Impact of currency translation	—	751	668	1,419
Cost at December 31, 2013	$2,848,929	$214,442	$46,178	$3,109,549
Accumulated depreciation and impairment at January 1, 2012	$(660,764)	$(75,102)	$—	$(735,866)
Depreciation	(191,471)	(17,214)	—	(208,685)
Disposals/retirements	—	6,003	—	6,003
Impact of currency translation	—	337	—	337
Accumulated depreciation and impairment at December 31, 2012 and January 1, 2013	$(852,235)	$(85,976)	$—	$(938,211)
Depreciation	(194,310)	(16,841)	—	(211,151)
Disposals/retirements	—	3,042	—	3,042
Impact of currency translation	—	(470)	—	(470)
Accumulated depreciation and impairment at December 31, 2013	$(1,046,545)	$(100,245)	$—	$(1,146,790)
Net carrying values
At December 31, 2012	$1,729,712	$114,914	$246,128	$2,090,754
At December 31, 2013	$1,802,384	$114,197	$46,178	$1,962,759

Substantially all of the Company’s satellites, property and other equipment have been pledged as security as a requirement of the Company’s Senior Secured Credit Facilities (Note 19).

Borrowing costs of $3.4 million arising on financing were capitalized for the year ended December 31, 2013 (December 31, 2012 — $17.5 million, December 31, 2011 — $32.0 million). The average capitalization rate was 6% (7% in 2012, 8% in 2011), representing the Company’s weighted average cost of debt.

No impairment was recognized for the years ended December 31, 2011, 2012 and 2013.

Telesat Holdings Inc.

Notes to the 2013 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

15. INTANGIBLE ASSETS

The intangible assets are split between assets with finite and indefinite lives.

The indefinite life intangible assets are summarized below.

	Orbital slots	Trade name	Total indefinite life intangibles
Cost at January 1, 2012	$598,453	$17,000	$615,453
Additions	—	—	—
Impact of currency translation	(861)	—	(861)
Cost at December 31, 2012 and January 1, 2013	$597,592	$17,000	$614,592
Additions	1,061	—	1,061
Disposals	—	—	—
Impact of currency translation	2,072	—	2,072
Cost at December 31, 2013	$600,725	$17,000	$617,725
Accumulated impairment at January 1, 2012	$(19,568)	$—	$(19,568)
Impairment reversal	1,194	—	1,194
Accumulated impairment at December 31, 2012 and January 1, 2013	$(18,374)	$—	$(18,374)
Impairment reversal	17,274	—	17,274
Accumulated impairment at December 31, 2013	$(1,100)	$—	$(1,100)
Net carrying values
At December 31, 2012	$579,218	$17,000	$596,218
At December 31, 2013	$599,625	$17,000	$616,625

Telesat Holdings Inc.

Notes to the 2013 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

15. INTANGIBLE ASSETS  – (continued)

The finite life intangible assets are summarized below.

	Revenue backlog	Customer relationships	Customer contracts	Transponder rights	Other	Total finite life intangibles
Cost at January 1, 2012	$268,337	$198,077	$12,618	$28,497	$1,335	$508,864
Additions	—	—	63	—	103	166
Impact of currency translation	(88)	(63)	—	—	(157)	(308)
Cost at December 31, 2012 and January 1, 2013	$268,249	$198,014	$12,681	$28,497	$1,281	$508,722
Additions	—	—	7	—	—	7
Disposals	—	(2,375)	—	(11,779)	—	(14,154)
Impact of currency translation	211	155	—	—	(85)	281
Cost at December 31, 2013	$268,460	$195,794	$12,688	$16,718	$1,196	$494,856
Accumulated amortization and impairment at January 1, 2012	$(138,212)	$(55,198)	$(39)	$(14,952)	$(270)	$(208,671)
Amortization	(22,564)	(11,005)	(845)	(3,147)	(92)	(37,653)
Impairment	—	—	—	—	—	—
Impact of currency translation	35	8	—	—	38	81
Accumulated amortization and impairment at December 31, 2012 and January 1, 2013	$(160,741)	$(66,195)	$(884)	$(18,099)	$(324)	$(246,243)
Amortization	(19,983)	(10,859)	(857)	(924)	(98)	(32,721)
Impairment	—	—	—	—	—	—
Retirements	—	1,206	—	11,779	—	12,985
Impact of currency translation	(194)	(58)	—	—	36	(216)
Accumulated amortization and impairment at December 31, 2013	$(180,918)	$(75,906)	$(1,741)	$(7,244)	$(386)	$(266,195)
Net carrying values
At December 31, 2012	$107,508	$131,819	$11,797	$10,398	$957	$262,479
At December 31, 2013	$87,542	$119,888	$10,947	$9,474	$810	$228,661

The total combined indefinite and finite life intangible assets are summarized below.

	December 31, 2013			December 31, 2012
	Cost	Accumulated amortization and impairment	Net carrying value	Cost	Accumulated amortization and impairment	Net carrying value
Indefinite life intangibles	$617,725	$(1,100)	$616,625	$614,592	$(18,374)	$596,218
Finite life intangibles	494,856	(266,195)	228,661	508,722	(246,243)	262,479
Total intangibles	$1,112,581	$(267,295)	$845,286	$1,123,314	$(264,617)	$858,697

The orbital slots represent a right to operate satellites in a given longitudinal coordinate in space, where geostationary orbit may be achieved. They are limited in availability and represent a scarce resource. Usage of orbital slots is licensed through the International Telecommunications Union. Satellite operators can generally expect, with a relatively high level of certainty, continued occupancy of an assigned orbital slot either during the operational life of an existing orbiting satellite or upon replacement by a new satellite once the operational life of the existing orbiting satellite is over. As a result of the expectancy right to maintain the once awarded orbital slots, an indefinite life is typically associated with orbital slots.

Telesat Holdings Inc.

Notes to the 2013 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

15. INTANGIBLE ASSETS  – (continued)

The Company’s trade name has a long and established history, a strong reputation and has been synonymous with quality and growth within the satellite industry. It has been assigned an indefinite life because of expected ongoing future use.

The following are the remaining useful lives of the intangible assets:

Years
Revenue backlog	2 to 11
Customer relationships	5 to 15
Transponder rights	8
Customer contracts	2 to 13
Concession rights	7 to 10
Patent	12

All of the Company’s intangible assets have been pledged as security as a requirement of the Company’s Senior Secured Credit Facilities (Note 19).

Impairment

Finite life intangible assets are assessed at the Company’s CGU level. Indefinite life intangible assets are tested for impairment at the individual asset level. The annual impairment tests for these assets were performed in the fourth quarter of 2011, 2012 and 2013 in accordance with the policy described in Note 4.

In 2011, an impairment of $19.5 million was recognized on orbital slots mainly due to an increase in discount rates.

In 2012 and 2013, $1.2 million and $17.3 million, respectively, of the impairment were reversed due to a decrease in the discount rate.

No impairment loss was recognized in 2012 or 2013.

The recoverable amount for indefinite life intangible assets, which is equal to the fair value less disposal costs, was calculated using the following assumptions:

	2013	2012	2011
Discount rate	10.00%	10.50%	10.75%

Some of the more sensitive assumptions used, including the forecasted cash flows and the discount rate, could have yielded different estimates of the recoverable amount. Actual operating results and the related cash flows of the Company could differ from the estimated operating results and related cash flows used in the impairment analysis. Had different estimates been used, it could have resulted in a different fair value.

Telesat Holdings Inc.

Notes to the 2013 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

16. GOODWILL

The Company carries goodwill at its cost of $2,446.6 million with no accumulated impairment losses since acquisition.

Impairment

Goodwill is tested for impairment at the entity level because that represents the lowest level at which goodwill supports the Company’s operations and is monitored internally. The annual impairment test on goodwill was performed in the fourth quarter of 2011, 2012, and 2013 in accordance with the policy described in Note 4. The Company’s recoverable amount exceeded the carrying value therefore, no impairment was recognized. The most significant assumptions used in the impairment test were as follows:

	2013	2012	2011
Discount rate	10.00%	10.50%	10.75%
Terminal year growth rate	3.00%	3.00%	3.00%

Some of the more sensitive assumptions used, including the forecasted cash flows and the discount rate, could have yielded different estimates of the recoverable amount. Actual operating results and the related cash flows of the Company could differ from the estimated operating results and related cash flows used in the impairment analysis. Had different estimates been used, it could have resulted in a different fair value.

17. OTHER CURRENT LIABILITIES

As at December 31,	2013	2012
Deferred revenue	$79,606	$74,613
Decommissioning liabilities	124	133
Uncertain tax positions	2,023	2,023
Income taxes payable	39,261	251
Other	1,044	910
Other current liabilities	$122,058	$77,930

Telesat Holdings Inc.

Notes to the 2013 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

18. OTHER LONG-TERM LIABILITIES

As at December 31,	2013	2012
Deferred revenue	$313,746	$336,488
Net defined benefit plan obligations (see Note 24)	27,375	59,589
Uncertain tax positions	175	2,220
Unfavorable backlog	—	61
Decommissioning liabilities(a)	1,528	1,468
Other	2,361	2,406
Other long-term liabilities	$345,185	$402,232
(a)	The current and long-term decommissioning liabilities on property and equipment was $1.7 million (December 31, 2012 — $1.6 million). The decommissioning liabilities are for the restoration of leased buildings and teleports. During the year, $0.1 million (December 31, 2012 — $0.1 million) was recorded as interest expense with no decommissioning liabilities derecognized (December 31, 2012 — $0.1 million derecognized). It is expected that the decommissioning liabilities will come to maturity between December 2014 and April 2062.

19. INDEBTEDNESS

As at December 31,	2013	2012
Senior Secured Credit Facilities(a)
Revolving Credit Facility	$—	$—
Term Loan A	475,000	500,000
Term Loan B – U.S. Facility (December 31, 2013 – USD $1,732,657, December 31, 2012 – USD $1,716,375)	1,840,601	1,702,816
Term Loan B – Canadian Facility	138,950	174,125
6.0% Senior Notes (USD $900,000)(b)	956,070	892,890
12.5% Senior Subordinated Notes (December 31, 2012 – USD $217,175)(c)	—	215,460
	3,410,621	3,485,291
Less: deferred financing costs, interest rate floors, prepayment options and premiums(d)	(68,755)	(78,361)
	3,341,866	3,406,930
Less: current indebtedness	(57,364)	(31,953)
Long-term indebtedness	$3,284,502	$3,374,977

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

Telesat Holdings Inc.

Notes to the 2013 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

19. INDEBTEDNESS  – (continued)

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

On April 2, 2013, Telesat amended its Senior Secured Credit Facilities. The amendment to the Senior Secured Credit Facilities converted $34 million from Canadian to U.S. dollars and decreased the interest rate on the Term Loan B — Canadian Facility (“Canadian TLB Facility”) and the Term Loan B — U.S. Facility (“U.S. TLB Facility”) by 0.50%. The amendment also decreased the interest rate floors on the debt to 0.75% and 1.00% for the U.S. TLB Facility and the Canadian TLB Facility, respectively. The permitted leverage ratio to incur first lien debt is now 4.25:1.00 which represents a change from the prior 4.00:1.00 senior secured leverage ratio test in the Credit Agreement. Additional debt issue costs of $6.7 million and $0.5 million were incurred with the amendment of the U.S. TLB Facility and Canadian TLB Facility, respectively.

On May 1, 2013, Telesat redeemed all outstanding 12.5% Senior Subordinated Notes at a price equal to 106.25% of the principal amount from cash on-hand. The redemption premiums, along with the deferred financing costs which were capitalized in the carrying value, were expensed resulting in a net loss on financing of $18.5 million.

(a)	The Senior Secured Credit Facilities are secured by substantially all of Telesat’s assets. The Credit Agreement requires Telesat Canada to comply with a maximum senior secured leverage ratio. At December 31, 2012 and December 31, 2013, Telesat was in compliance with this covenant.

Each tranche of the Senior Secured Credit Facilities is subject to mandatory principal repayment requirements, which, in the initial years, are generally an annual amount representing ¼ of 1% of the initial aggregate principal amount, payable quarterly. The maturity of the Senior Secured Credit Facilities will be accelerated if Telesat Canada’s existing 6.0% Senior Notes due in 2017 or certain refinancing thereof are not repurchased, redeemed, refinanced or deferred before the date that is 91 days prior to the maturity date of such notes. In 2012, the terms included that the maturity of the Senior Secured Credit Facilities would accelerate if the 12.5% Senior Subordinated Notes due in 2017 were not repurchased, redeemed, refinanced or deferred before the date that is 91 days prior to the maturity date of such notes. As the 12.5% Senior Subordinated Notes were repurchased in May 2013, this term has been eliminated.

The Senior Secured Credit Facilities have several tranches which are described below:

(i)	A Revolving Credit Facility (the “Revolving Facility”) of up to $140 million in Canadian or U.S. dollars is available to Telesat. This Revolving Facility matures on March 28, 2017 and is available to be drawn at any time. Loans under the Revolving Facility bear interest at a floating rate plus an applicable margin of 2.00% for prime rate and Alternative Base Rate (“ABR”) loans and 3.00% for Bankers Acceptance (“BA”) and Eurodollar loans. The Revolving Facility has an

Telesat Holdings Inc.

Notes to the 2013 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

19. INDEBTEDNESS  – (continued)

unused commitment fee of 50 basis points. As of December 31, 2013, other than $0.2 million (December 31, 2012 — $0.2 million) in drawings related to letters of credit, there were no borrowings under this facility.
(ii)	The Term Loan A Facility (“TLA Facility”) is a $500 million loan maturing on March 28, 2017. Loans under this facility bear interest at a floating rate of the BA plus an applicable margin of 3.00%. Mandatory principal repayments of $25.0 million were made in 2013. The weighted average effective interest rate was 4.61% (nine-month period ended December 31, 2012 — 4.62%).
(iii)	The U.S. TLB Facility is a USD $1,746 million (December 31, 2012 — USD $1,725 million) loan maturing on March 28, 2019. The outstanding borrowings under the U.S. TLB Facility currently bear interest at a floating rate of LIBOR, but not less than 0.75% (December 31, 2012 — 1.00%), plus an applicable margin of 2.75% (December 31, 2012 — 3.25%). Mandatory principal repayments of $18.2 million were made in 2013. The weighted average effective interest rate was 4.54% (nine-month period ended December 31, 2012 — 4.97%).
(iv)	The Canadian TLB Facility is a $140 million (December 31, 2012 — $175 million) loan maturing on March 28, 2019. The outstanding borrowings under the Canadian TLB Facility currently bear interest at a floating rate of the BA borrowing, but not less than 1.00% (December 31, 2012 — 1.25%), plus an applicable margin of 3.25% (December 31, 2012 — 3.75%). Mandatory principal repayments of $1.5 million were made in 2013. The weighted average effective interest rate was 5.51% (nine-month period ended December 31, 2012 — 5.61%).
(b)	The Senior Notes bear interest at an annual rate of 6.0% and are due May 15, 2017. The total balance of the Senior Notes is USD $900 million, with USD $700 million issued on May 14, 2012, and an additional USD $200 million issued on October 29, 2012. The Senior Notes include covenants or terms that restrict the Company’s ability to, among other things: (i) incur additional indebtedness, (ii) incur liens, (iii) pay dividends or make certain restricted payments, investments or acquisitions, (iv) enter into certain transactions with affiliates, (v) modify or cancel satellite insurance, (vi) effect mergers with another entity, and (vii) redeem the Senior Notes prior to May 15, 2014, in each case subject to exceptions provided for in the Senior Notes indenture. The weighted average effective interest rate was 5.99% (seven-month period ended December 31, 2012 — 6.13%).
(c)	The Senior Subordinated Notes bore an interest at a rate of 12.5% and were redeemed on May 1, 2013. The Senior Subordinated Notes included covenants or terms that restricted Telesat’s ability to, among other things: (i) incur additional indebtedness, (ii) incur liens, (iii) pay dividends or make certain other restricted payments, investments or acquisitions, (iv) enter into certain transactions with affiliates, (v) modify or cancel the Company’s satellite insurance, (vi) effect mergers with another entity, and (vii) redeem the Senior Subordinated Notes prior to May 1, 2013, in each case subject to exceptions provided in the Senior Subordinated Notes indenture. The weighted average effective interest rate was 12.66% for the year ended December 31, 2012.
(d)	The TLA Facility, U.S. TLB Facility, Canadian TLB Facility, Senior Notes and Senior Subordinated Notes are presented on the balance sheet net of related deferred financing costs of $43.7 million (December 31, 2012 — $51.6 million). The indenture agreements for the Senior Notes and Senior Subordinated Notes contain provisions for certain prepayment options (Note 22) and premiums which were fair valued at the time of debt issuance.

The fair value of the prepayment options related to the 6.0% Senior Notes was allocated to indebtedness at their inception date. The aggregate impact of the prepayment options related to the 6.0% Senior Notes issued on May 14, 2012 and October 29, 2012 was a $5.6 million increase to the indebtedness. The prepayment option fair value initially allocated to indebtedness is subsequently amortized using the effective interest method and had a carrying amount of $4.1 million at December 31, 2013 (December 31, 2012 — $5.2 million).

The initial fair value impact, in June 2008, on the prepayment options on the 12.5% Senior Subordinated Notes was an increase to the indebtedness of $2.7 million. This liability was subsequently amortized

Telesat Holdings Inc.

Notes to the 2013 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

19. INDEBTEDNESS  – (continued)

using the effective interest method with a carrying amount of $1.8 million at December 31, 2012. The unamortized amount was derecognized in May 2013 upon the repayment of the 12.5% Senior Subordinated Notes.

The fair value impact of the premiums on the 6.0% Senior Notes was an increase to indebtedness of $7.0 million. This liability is subsequently amortized using the effective interest method with a carrying amount of $5.4 million at December 31, 2013 (December 31, 2012 — $6.8 million).

The initial fair value impact, in March 2012, of the interest rate floors on the U.S. TLB Facility was a decrease to the indebtedness of $44.3 million. This asset is subsequently amortized using the effective interest method with a carrying amount of $33.3 million at December 31, 2013 (December 31, 2012 — $39.0 million).

The initial fair value impact, in March 2012, of the interest rate floors on the Canadian TLB Facility was a decrease to the indebtedness of $1.7 million. This asset is subsequently amortized using the effective interest method with a carrying amount of $1.3 million at December 31, 2013 (December 31, 2012 — $1.6 million).

The short-term and long-term portions of deferred financing costs, prepayment options, interest rate floors and premiums are as follows:

As at December 31,	2013	2012
Short-term deferred financing costs	$9,104	$8,795
Long-term deferred financing costs	34,561	42,785
	$43,665	$51,580
Short-term interest rate floors	$6,059	$5,867
Long-term interest rate floors	28,535	34,683
	$34,594	$40,550
Short-term prepayment option – Senior Notes	$(1,121)	$(1,071)
Short-term prepayment option – Senior Subordinated Notes	—	(283)
Long-term prepayment option – Senior Notes	(3,004)	(4,125)
Long-term prepayment option – Senior Subordinated Notes	—	(1,515)
	$(4,125)	$(6,994)
Short-term premiums – Senior Notes	$(1,461)	$(1,396)
Long-term premiums – Senior Notes	(3,918)	(5,379)
	$(5,379)	$(6,775)
Deferred financing costs, interest rate floors, prepayment options and premiums	$68,755	$78,361

The outstanding balance of indebtedness, excluding deferred financing costs, interest rate floors, prepayment options and premiums will be repaid as follows (in millions of Canadian dollars):

2014	2015	2016	2017	2018	Thereafter	Total
$69.9	$69.9	$94.9	$1,276.0	$19.9	$1,880.0	$3,410.6

Telesat Holdings Inc.

Notes to the 2013 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

20. SHARE CAPITAL

The number of shares and stated value of the outstanding shares were as follows:

	December 31, 2013		December 31, 2012
	Number of shares	Stated value	Number of shares	Stated value
Common Shares	74,252,460	$340,602	74,252,460	$340,602
Voting Participating Preferred Shares	7,034,444	77,995	7,034,444	77,995
Non-Voting Participating Preferred Shares	38,237,157	238,053	38,203,571	237,787
Director Voting Preferred Shares	1,000	10	1,000	10
Share capital		$656,660		$656,394

With the closing of the new Senior Secured Credit Facilities on March 28, 2012, as described in Note 19, the Company declared and paid a special cash distribution to its Common, Voting Participating Preferred, and Non-Voting Participating Preferred shareholders, as a return of capital, in the amount of $656.5 million.

In December 2012, certain members of senior management exercised their stock options granted under the Company’s stock incentive plan in exchange for 2,249,747 Non-Voting Preferred Shares with a stated value of $14.8 million.

In January 2013, dividends were declared on the Director Voting Preferred Shares.

In April 2013, 83,204 share appreciation rights (“SARs”) were exercised in relation to the stock options granted under the Company’s stock incentive plan for 24,638 Non-Voting Participating Preferred Shares with a stated value of $0.2 million.

In July 2013, 8,948 stock options granted under the Company’s stock incentive plan were exercised for 8,948 Non-Voting Participating Preferred Shares in exchange for $0.1 million.

There were no changes to the rights, privileges or conditions associated to each class of shares.

There were no changes in the number of shares issued in any class of shares in 2012 or 2013, with the exception of the changes noted above for the Non-Voting Participating Preferred Shares.

The authorized share capital of the Company is comprised of: (i) an unlimited number of Common Shares, of Voting Participating Preferred Shares, of Non-Voting Participating Preferred Shares, of Redeemable Common Shares, and of Redeemable Non-Voting Participating Preferred Shares, and (ii) 1,000 Director Voting Preferred Shares. None of the Redeemable Common Shares or Redeemable Non-Voting Participating Preferred Shares has been issued as at December 31, 2013. The Company’s share-based compensation plans have authorized the grant of up to 12,861,375 options (December 31, 2012 — 8,824,646 options) to purchase Non-Voting Participating Preferred Shares (see Note 23).

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

Telesat Holdings Inc.

Notes to the 2013 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

20. SHARE CAPITAL  – (continued)

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

Telesat Holdings Inc.

Notes to the 2013 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

20. SHARE CAPITAL  – (continued)

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

21. CAPITAL DISCLOSURES

Telesat is a privately held company. The Company’s financial strategy is designed to maintain compliance with the financial covenant under its Senior Secured Credit Facilities (see Note 19), and to maximize returns to its shareholders and other stakeholders. Telesat meets these objectives through regular monitoring of the financial covenant and operating results on a quarterly basis. The Company’s overall financial strategy remains unchanged from 2012.

Telesat defines its capital as shareholders’ equity (comprising issued share capital, accumulated earnings and excluding reserves) and debt financing (comprising indebtedness and excluding deferred financing costs, prepayment options, interest rate floors and premiums as detailed in Note 19).

The Company’s capital at the end of the year was as follows:

As at December 31,	2013	2012
Shareholders’ equity (excluding reserves)	$1,112,673	$1,029,436
Debt financing (excluding deferred financing costs, prepayment options, interest rate floors and premiums)	$3,410,621	$3,485,291

The Company entered into new Senior Secured Credit Facilities on March 28, 2012. The Senior Secured Credit Facilities are secured by substantially all of the Company’s assets, excluding the assets of non-restricted subsidiaries. Under the terms of the Senior Secured Credit Facilities, the Company is required to comply with a senior secured leverage ratio covenant. The covenant is based on a Consolidated Total Secured Debt to Consolidated Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) for covenant purposes ratio test. At December 31, 2013, the Company’s Consolidated Total Secured Debt to Consolidated EBITDA ratio was 3.57:1 (December 31, 2012 — 3.86:1), which was less than the maximum test ratio of 5.25:1.

As part of the on-going monitoring of Telesat’s compliance with its financial covenants, interest rate risk due to variable interest rate debt is managed through the use of interest rate swaps (Note 22), and foreign exchange risk exposure arising from principal and interest payments on Telesat’s debt is partially managed through cross-currency basis swaps (Note 22). In addition, the Company’s operating results are tracked against budget on a monthly basis, and this analysis is reviewed by senior management.

22. FINANCIAL INSTRUMENTS

Measurement of Risks

The Company, through its financial assets and liabilities, is exposed to various risks. The following analysis provides a measurement of risks as at the balance sheet date of December 31, 2013.

Telesat Holdings Inc.

Notes to the 2013 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

22. FINANCIAL INSTRUMENTS  – (continued)

Credit risk

Credit risk is the risk that a counterparty to a financial asset will default, resulting in the Company incurring a financial loss. At December 31, 2013, the maximum exposure to credit risk is equal to the carrying value of the financial assets, $432.2 million (December 31, 2012 — $383.1 million).

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

Telesat has a number of diverse customers, which limits the concentration of credit risk with respect to trade receivables. The Company has credit evaluation, approval and monitoring processes intended to mitigate potential credit risks. Telesat’s standard payment terms are 30 days. Interest at a rate of 1.5% per month, compounded monthly, is typically charged on balances remaining unpaid at the end of the standard payment terms. Telesat’s historical experience with customer defaults has been minimal. As a result, Telesat considers the credit quality of its North American customers to be high, however due to the additional complexities of collecting from its International customers, the Company considers the credit quality of its International customers to be lower than the North American customers. At December 31, 2013, North American and International customers made up 46% and 54% of the outstanding trade receivable balance, respectively (December 31, 2012 — 61% and 39%, respectively). Anticipated bad debt losses have been provided for in the allowance for doubtful accounts. The allowance for doubtful accounts at December 31, 2013 was $2.9 million (December 31, 2012 — $3.0 million).

Foreign exchange risk

The Company’s operating results are subject to fluctuations as a result of exchange rate variations to the extent that transactions are made in currencies other than Canadian dollars. The Company’s main currency exposures lie in its U.S. dollar denominated cash and cash equivalents, trade and other receivables, trade and other payables and indebtedness. The most significant impact being on the U.S. dollar denominated debt financing. At December 31, 2013, $2,796.7 million of the $3,410.6 million total debt financing (December 31, 2012 — $2,811.2 million of the $3,485.3 million) was the Canadian dollar equivalent of the U.S. dollar denominated portion of the debt (before netting of deferred financing costs, premiums, interest rate floors and prepayment options).

The Company has entered into cross-currency basis swaps to economically hedge the foreign currency risk on a portion of its U.S. dollar denominated debt. As at December 31, 2013, the Company had cross-currency basis swaps which required the Company to pay $1,150.8 million (December 31, 2012 —  $1,163.0 million) Canadian dollars to receive USD $990.8 million (December 31, 2012 — USD $1,001.3 million). These derivative contracts are to be settled on October 31, 2014. The non-cash losses will remain unrealized until the contracts are settled. As at December 31, 2013, the fair value of the derivative contracts was a liability of $109.7 million (December 31, 2012 — liability of $192.2 million).

As at December 31, 2013, a 5 percent increase (decrease) in the Canadian dollar against the U.S. dollar would have increased (decreased) the Company’s net income by $140.3 million (December 31, 2012 —  $145.1 million) and increased (decreased) other comprehensive income by $0.7 million (December 31, 2012 — $0.7 million). This analysis assumes that all other variables, in particular interest rates, remain constant.

Telesat Holdings Inc.

Notes to the 2013 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

22. FINANCIAL INSTRUMENTS  – (continued)

Interest rate risk

The Company is exposed to interest rate risk on its cash and cash equivalents and its long-term debt. The interest rate risk on the long-term debt is from the debt having variable rate financing. Changes in the interest rates could impact the amount of interest that the Company is required to pay or receive. The Company has entered into interest rate swaps to hedge the interest rate risk associated with the variable rate financing on a portion of the long-term debt. As at December 31, 2013, the Company had a series of five interest rate swaps to fix interest on $1,480.0 million of debt at a weighted average fixed rate of 2.63% (excluding applicable margin) and one interest rate swap to pay a fixed rate of 1.46% (excluding applicable margin) on $300.0 million of U.S. denominated debt (December 31, 2012 — five interest rate swaps to fix interest on $1,480.0 million of debt at a weighted average fixed rate of 2.63% (excluding applicable margin) and one interest rate swap to pay a fixed rate of 1.46% (excluding applicable margin) on $300 million of U.S. denominated debt). These contracts mature between October 31, 2014 and September 30, 2016. As at December 31, 2013, the fair value of these derivative contracts was a liability of $21.6 million (December 31, 2012 — liability of $36.7 million).

If the interest rates on the unhedged variable rate debt change by 0.25% this would result in a change in the net income of $2.8 million for the year ended December 31, 2013 (December 31, 2012 — $3.4 million).

Liquidity risk

The Company maintains credit facilities to ensure it has sufficient available funds to meet current and foreseeable financial requirements. The following are the contractual maturities of financial liabilities as at December 31, 2013:

	Carrying amount	Contractual cash flows (undiscounted)	2014	2015	2016	2017	2018	Thereafter
Trade and other payables	$34,484	$34,484	$34,484	$—	$—	$—	$—	$—
Customer and other deposits	3,646	3,646	3,197	289	61	16	83	—
Deferred satellites performance incentive payments	58,479	79,306	10,564	8,775	8,824	8,798	8,743	33,602
Tax indemnification payable to Loral (Note 28)	7,397	7,397	—	7,397	—	—	—	—
Other financial liabilities	3,267	3,267	3,267	—	—	—	—	—
Long-term indebtedness	3,421,072	4,026,722	217,965	215,139	236,584	1,373,974	88,449	1,894,611
Interest rate swaps	21,574	22,541	18,393	2,602	1,546	—	—	—
Cross-currency basis swaps	109,700	119,632	119,632	—	—	—	—	—
	$3,659,619	$4,296,995	$407,502	$234,202	$247,015	$1,382,788	$97,275	$1,928,213

The carrying value of the deferred satellites performance incentive payments includes $1.0 million interest payable. The carrying value of the long-term indebtedness includes $10.5 million of interest payable.

Telesat Holdings Inc.

Notes to the 2013 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

22. FINANCIAL INSTRUMENTS  – (continued)

Financial assets and liabilities recorded in the balance sheet and the fair value hierarchy levels used to calculate those values were as follows:

December 31, 2013	Loans and receivables	FVTPL	Other financial liabilities	Total	Fair value	Fair value hierarchy
Cash and cash equivalents	$298,713	$—	$—	$298,713	$298,713	Level 1
Trade and other receivables	50,266	—	—	50,266	50,266	(3)
Other financial assets – current	7,174	—	—	7,174	7,174	Level 1
Other financial assets – long-term(2)	24,412	51,594	—	76,006	76,006	Level 1, Level 2
Trade and other payables	—	—	(34,484)	(34,484)	(34,484)	(3)
Other financial liabilities – current	—	(140,910)	(23,845)	(164,755)	(166,947)	Level 2
Other financial liabilities – long-term	—	(13,408)	(59,395)	(72,803)	(73,971)	Level 2
Indebtedness(1)	—	—	(3,410,621)	(3,410,621)	(3,457,048)	Level 2
	$380,565	$(102,724)	$(3,528,345)	$(3,250,504)	$(3,300,291)

December 31, 2012	Loans and receivables	FVTPL	Other financial liabilities	Total	Fair value	Fair value hierarchy
Cash and cash equivalents	$180,961	$—	$—	$180,961	$180,961	Level 1
Trade and other receivables	63,762	—	—	63,762	63,762	(3)
Other financial assets – current	6,799	—	—	6,799	6,799	Level 1
Other financial assets – long-term(2)	22,251	109,284	—	131,535	131,535	Level 1, Level 2
Trade and other payables	—	—	(35,709)	(35,709)	(35,709)	(3)
Other financial liabilities – current	—	(61,255)	(29,336)	(90,591)	(92,694)	Level 2
Other financial liabilities – long-term	—	(221,599)	(59,863)	(281,462)	(281,583)	Level 2
Indebtedness(1)	—	—	(3,451,735)	(3,451,735)	(3,549,339)	Level 2
	$273,773	$(173,570)	$(3,576,643)	$(3,476,440)	$(3,576,268)
(1)	Excludes deferred financing costs and premiums.
(2)	The other financial assets — long-term classified as fair value through profit or loss were calculated using the level 2 of the fair value hierarchy. All other balances were calculated using the level 1 of the fair value hierarchy.
(3)	Trade and other receivables and trade and other payables are carried at amortized cost.

The fair value of the deferred satellites performance incentive payments included in the other financial liabilities — current and long-term is determined using a discounted cash flow methodology. The calculation was performed on a recurring basis. The discount rate used was 5.8% (December 31, 2012 — 6.5%).

The fair value of the indebtedness is based on transactions and quotations from third parties considering market interest rates and excluding deferred financing costs, interest rate floors, prepayment options and premiums. The calculation of the fair value of the indebtedness was performed on a recurring basis. The rates used are summarized below:

As at December 31,	2013	2012
Canadian Term Loan A Facility	100.13%	97.00%
Canadian Term Loan B Facility	100.00%	99.56%
U.S. Term Loan B Facility	100.25%	100.75%
6.0% Senior Notes	104.31%	105.13%
12.5% Senior Subordinated Notes	—	109.88%

Assets pledged as security

The Senior Secured Credit Facilities are secured by substantially all of Telesat’s assets which exclude the assets of non-restricted subsidiaries.

Telesat Holdings Inc.

Notes to the 2013 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

22. FINANCIAL INSTRUMENTS  – (continued)

Fair Value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal market under current market conditions at the measurement date. Where possible, fair values are based on the quoted market values in an active market. In the absence of an active market, we determine fair values based on prevailing market rates (bid and ask prices, as appropriate) for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market-based inputs. The fair value hierarchy is as follows:

Level 1 based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

Level 2 based on observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially all of the full term of the assets or liabilities.

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

The carrying amounts of cash and cash equivalents, trade and other receivables, and trade and other payables approximate fair value due to the short-term maturity of these instruments. Included in cash and cash equivalents are $234.9 million (December 31, 2012 — $127.6 million) of short-term investments. The fair value of the indebtedness was based on transactions and quotations from third parties considering market interest rates and excluding deferred financing costs, interest rate floors, prepayment options, and premiums.

Fair value of derivative financial instruments

Derivatives were valued using a discounted cash flow methodology. All derivatives were valued based on recurring measurements.

Interest and cross-currency basis swaps future cash flows were determined based on current yield curves and exchange rates and then discounted based on discount curves obtained from Bloomberg.

Prepayment option cash flows were calculated with a Bloomberg option valuation model which is based on the current price of the debt instrument and discounted based on a discount curve obtained from Bloomberg.

Interest rate floor cash flows were calculated using the Black Scholes option valuation model in Bloomberg and discounted based on discount curves obtained from Bloomberg.

The discount rates used to discount U.S. cash flows ranged from 0.17% to 1.88% (December 31, 2012 — 0.21% to 1.31%). The discount rates used to discount Canadian cash flows ranged from 1.22% to 2.34% (December 31, 2012 — 1.23% to 1.93%).

Telesat Holdings Inc.

Notes to the 2013 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

22. FINANCIAL INSTRUMENTS  – (continued)

On March 28, 2012, the Company recorded embedded derivatives as a result of the refinancing of the Senior Secured Credit Facilities and the new subordinated promissory note to Red Isle (“PSP Note”). The embedded derivatives are related to interest rate floors and prepayment options included in the Canadian TLB Facility (Note 19), the U.S. TLB Facility (Note 19) and the PSP Note. At March 28, 2012, the fair value of the embedded derivatives was a liability of $46.1 million. On October 31, 2012, the PSP Note was repaid which resulted in the recognition of a loss of $1.9 million on the write-off of the interest rate floor.

On May 14, 2012 and October 29, 2012, a prepayment option embedded derivative was recognized in connection with the 6.0% Senior Notes. At May 14, 2012 and October 29, 2012, the fair value of the new prepayment option embedded derivative was an asset of $2.7 million and $2.9 million, respectively. In connection with the Company’s redemption of its 11.0% Senior Notes, in May 2012, a loss of $165.4 million was recognized on the write-off of the previous prepayment option embedded derivative asset.

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

The current and long-term portions of the fair value of the Company’s derivative assets and liabilities, at each of the balance sheet dates, and the fair value hierarchy levels used to calculate those values were as follows:

December 31, 2013	Long-term assets	Current liabilities	Long-term liabilities	Total	Fair value hierarchy
Cross-currency basis swaps	$—	$(109,700)	$—	$(109,700)	Level 2
Interest rate swaps	—	(21,490)	(84)	(21,574)	Level 2
Interest rate floors	—	(9,720)	(13,324)	(23,044)	Level 2
Prepayment option	51,594	—	—	51,594	Level 2
	$51,594	$(140,910)	$(13,408)	$(102,724)

December 31, 2012	Long-term assets	Current liabilities	Long-term liabilities	Total	Fair value hierarchy
Cross-currency basis swaps	$—	$(28,962)	$(163,200)	$(192,162)	Level 2
Interest rate swaps	—	(18,948)	(17,704)	(36,652)	Level 2
Interest rate floors	—	(13,345)	(40,695)	(54,040)	Level 2
Prepayment options	109,284	—	—	109,284	Level 2
	$109,284	$(61,255)	$(221,599)	$(173,570)

Telesat Holdings Inc.

Notes to the 2013 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

22. FINANCIAL INSTRUMENTS  – (continued)

The reconciliation of the fair value of derivative assets and liabilities are as follows:

Fair value, January 1, 2012	$(79,043)
Derivatives recognized at inception
Interest rate floors	(46,052)
Prepayment options	5,588
Unrealized gains on derivatives
Interest rate floors	(10,533)
Prepayment options	137,028
Cross-currency basis swaps	(38,663)
Interest rate swaps	14,928
Realized gains (losses) on derivatives
Interest rate floor	1,928
Cross-currency basis swaps	1,688
Prepayment option	(165,360)
Impact of foreign exchange	4,921
Fair value, December 31, 2012 and January 1, 2013	$(173,570)
Unrealized gains on derivatives
Interest rate floors	33,500
Prepayment options	13,547
Cross-currency basis swaps	91,266
Interest rate swaps	17,006
Realized gains (losses) on derivatives
Cross-currency basis swaps	1,211
Prepayment option	(75,602)
Impact of foreign exchange	(10,082)
Fair value, December 31, 2013	$(102,724)

23. SHARE-BASED COMPENSATION PLANS

Telesat Holdings Stock Incentive Plans

In September 2008 and April 2013, Telesat adopted share-based compensation plans (the “stock incentive plans”) for certain key employees of the Company and its subsidiaries. The stock incentive plans provide for the grant of up to 12,861,375 options, 8,824,646 authorized in 2008 and an additional 4,036,729 authorized in 2013, to purchase Non-Voting Participating Preferred Shares of Telesat Holdings Inc., convertible into Common Shares.

Under the stock incentive plans, two different types of stock options can be granted: time-vesting options and performance-vesting options. The time-vesting options generally become vested and exercisable over a five-year period by 20% annual increments. The performance-vesting options become vested and exercisable over a five-year period, provided that the Company has achieved or exceeded an annual or cumulative target consolidated earnings before interest, taxes, depreciation and amortization (“EBITDA”) established by the Board of Directors. The exercise period of the stock options expire 10 years from the grant date. The exercise price of each share underlying the options will be the higher of a fixed price, established by the Board of Directors on the grant date, and the fair market value of a non-voting participating preferred share on the grant date. Both plans authorize the Board of Directors to grant tandem Share Appreciation Rights (“SARs”), at their discretion.

The Company expenses the fair value of stock options that are expected to vest over the vesting period using the Black-Scholes option pricing model. The share-based compensation expense is included in operating expenses.

Telesat Holdings Inc.

Notes to the 2013 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

23. SHARE-BASED COMPENSATION PLANS  – (continued)

In 2013, a total of 22,372 stock options, authorized from September 2008, were granted to certain employees pursuant to the stock incentive plans. The newly issued stock options are comprised of 10,067 time vesting options and 12,305 performance vesting options.

In 2013, a total of 3,977,027 stock options, authorized from April 2013, were granted to certain employees pursuant to the stock incentive plans. The newly issued stock options are comprised of 2,958,427 time vesting options and 1,018,600 performance vesting options.

The stock options granted in the current and prior years, and their weighted average fair value were as follows:

	2013	2012	2011
Number of stock options granted	3,999,399	—	—
Weighted average fair value of options granted	$8.93	$—	$—

The movement in the number of stock options outstanding and their weighted average exercise price were as follows:

	Time vesting option plans		Performance vesting option plans
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at January 1, 2012	7,265,952	$11.08	1,407,672	$11.12
Granted	—		—
Forfeited	(32,718)		(39,991)
Exercised	(5,109,219)		(202,349)
Repurchased for cash consideration	(1,415,974)		(244,645)
Expired	—		—
Outstanding at December 31, 2012 and January 1, 2013	708,041	$11.14	920,687	$11.13
Granted	2,968,494		1,030,905
Forfeited	(8,053)		(9,844)
Exercised (Note 20)	(4,027)		(88,125)
Expired	—		—
Outstanding at December 31, 2013	3,664,455	$21.72	1,853,623	$18.40

The amounts of stock options exercisable and the weighted average remaining life at the end of the years were as follows:

As at December 31,	2013	2012
Time vesting option plans	1,159,274	554,629
Performance vesting option plans	690,494	471,511
Weighted-average remaining life	8 years	6 years

In December 2012, the Board approved the repurchase for cash consideration of 20% of all vested stock options. A total of 1,660,619 options were repurchased. Also in December 2012, certain members of senior management exercised SARs in relation to a total of 5,311,568 of their stock options and received 2,249,747 Non-Voting Participating Preferred Shares. The Company paid $35.3 million in cash consideration for the stock option repurchase.

Telesat Holdings Inc.

Notes to the 2013 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

23. SHARE-BASED COMPENSATION PLANS  – (continued)

The share-based compensation expense recognized in the operating expenses in the consolidated statements of income is as follows:

Year ended December 31,	2013	2012	2011
Consolidated statements of income
Operating expenses	$13,517	$1,202	$2,654

The weighted-average assumptions used to determine the share-based compensation expense for stock options using the Black-Scholes option pricing model were as follows:

	2013	2012	2011
Dividend yield	—%	—%	—%
Expected volatility	25.0%	—%	—%
Risk-free interest rate	1.74%	—%	—%
Expected life (years)	10	—	—

The expected volatility is based on the historical volatility.

24. EMPLOYEE BENEFIT PLANS

The Company’s net defined benefit plan expenses included on the consolidated statements of income and the costs included in the consolidated statements of comprehensive income were as follows:

	Defined benefit pension plans			Other post-employment benefit plans
Year ended December 31,	2013	2012	2011	2013	2012	2011
		Restated (Note 3)	Restated (Note 3)		Restated (Note 3)	Restated (Note 3)
Consolidated statements of income
Operating expenses	$6,104	$5,885	$4,209	$372	$392	$299
Interest expense	$1,603	$2,064	$525	$1,467	$1,151	$1,183
Other operating gains, net	$—	$—	$—	$9,786	$—	$—
Consolidated statements of comprehensive income
Actuarial (gains) losses on employee benefit plans	$(24,942)	$(6,574)	$37,430	$3,712	$878	$2,222

In October 2013, the Company ceased allowing new employees to join the defined benefit plans and commenced a defined contribution pension plan for new employees. As at December 31, 2013, no employees have joined the defined contribution plan.

The Company’s funding policy is to make contributions to its defined benefit pension funds based on actuarial cost methods as permitted by pension regulatory bodies. Contributions reflect actuarial assumptions concerning future investment returns, salary projections and future service benefits. Plan assets are represented primarily by Canadian and foreign equity securities, fixed income instruments and short-term investments.

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

Telesat Holdings Inc.

Notes to the 2013 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

24. EMPLOYEE BENEFIT PLANS  – (continued)

In January 2013, the Company changed its funding strategy for other post-employment benefits provided to certain retired employees. As a result of this change, the Company recognized a $5.2 million loss in actuarial (gains) losses on employee benefit plans in the statement of comprehensive income.

In 2013, there was a change in how certain retired employees would have their health care benefits coordinated with Medicare. As a result of this change, the Company recognized a $2.4 million loss in operating gains, net in the statement of income.

In 2013, the Company also announced that effective January 2015 it would cease paying health care and life insurance benefits to certain retired employees and would commence paying an amount into a health reimbursement account for the affected retired employees. As a result of this change in benefits, the Company recognized a $12.2 million gain in other operating gains, net in the statement of income.

The balance sheet obligation is divided as follows between pension and other post-employment benefits:

As at December 31,	2013	2012
Pension benefits	$5,749	$33,662
Other post-employment benefits	21,626	26,096
	$27,375	$59,758

The obligations were included on the balance sheets as follows:

As at December 31,	2013	2012
Trade and other payables	$—	$169
Other long-term liabilities	27,375	59,589
	$27,375	$59,758

The amounts recognized in the balance sheets are determined as follows:

As at December 31,	2013		2012
	Pension	Other	Pension	Other
Present value of funded obligations	$217,281	$—	$221,461	$—
Fair value of plan assets	212,623	—	188,944	—
	$4,658	$—	$32,517	$—
Present value of unfunded obligations	1,091	21,626	1,145	26,096
Liability in the balance sheet	$5,749	$21,626	$33,662	$26,096

Telesat Holdings Inc.

Notes to the 2013 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

24. EMPLOYEE BENEFIT PLANS  – (continued)

The changes in the defined benefit obligations and in the fair value of plan assets and the funded status of the defined benefit plans were as follows:

Pension and other benefits	December 31, 2013
	Pension	Other	Total
Change in benefit obligations
Defined benefit obligation, January 1, 2013	$222,606	$26,096	$248,702
Current service cost	5,666	372	6,038
Interest expense	10,175	1,467	11,642
Remeasurements
Actuarial (gains) losses arising from plan experience	(13,517)	5,125	(8,392)
Actuarial losses from change in demographics assumptions	—	610	610
Actuarial gains from changes in financial assumptions	—	(2,023)	(2,023)
Benefits paid	(8,985)	(1,205)	(10,190)
Contributions by plan participants	2,427	32	2,459
Plan amendments	—	(9,786)	(9,786)
Other	—	938	938
Defined benefit obligation, December 31, 2013	$218,372	$21,626	$239,998

Pension and other benefits	December 31, 2013
	Pension	Other	Total
Change in fair value of plan assets
Fair value of plan assets, January 1, 2013	$188,944	$—	$188,944
Contributions by plan participants	2,427	32	2,459
Contributions by employer	10,678	1,173	11,851
Interest income	8,572	—	8,572
Benefits paid	(8,985)	(1,205)	(10,190)
Remeasurements
Return on plan assets, excluding interest income	11,425	—	11,425
Administrative costs	(438)	—	(438)
Fair value of plan assets, December 31, 2013	$212,623	$—	$212,623
Funded status
Plan deficit	$(5,749)	$(21,626)	$(27,375)
Accrued benefit liability, December 31, 2013	$(5,749)	$(21,626)	$(27,375)

Telesat Holdings Inc.

Notes to the 2013 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

24. EMPLOYEE BENEFIT PLANS  – (continued)

Pension and other benefits	December 31, 2012 (Note 3)
	Pension	Other	Total
Change in benefit obligations
Defined benefit obligation, January 1, 2012	$213,074	$24,339	$237,413
Current service cost	5,447	392	5,839
Interest expense	9,735	1,151	10,886
Remeasurements
Actuarial (gains) losses arising from plan experience	(222)	878	656
Benefits paid	(7,182)	(698)	(7,880)
Contributions by plan participants	1,416	32	1,448
Other	338	2	340
Defined benefit obligation, December 31, 2012	$222,606	$26,096	$248,702

Pension and other benefits	December 31, 2012 (Note 3)
	Pension	Other	Total
Change in fair value of plan assets
Fair value of plan assets, January 1, 2012	$169,808	$—	$169,808
Contributions by plan participants	1,416	32	1,448
Contributions by employer	9,839	666	10,505
Interest income	7,671	—	7,671
Benefits paid	(7,182)	(698)	(7,880)
Remeasurements
Return on plan assets, excluding interest income	6,980	—	6,980
Administrative costs	(438)	—	(438)
Other	850	—	850
Fair value of plan assets, December 31, 2012	$188,944	$—	$188,944
Funded status
Plan deficit	$(33,662)	$(26,096)	$(59,758)
Accrued benefit liability, December 31, 2012	$(33,662)	$(26,096)	$(59,758)

The weighted average duration of the defined benefit obligation as at December 31, 2013 is 15 years for the defined benefit pension plans and 14 years for the other post-employment benefit plans.

The estimated future benefit payments for the defined benefit pension plans and other post-employment benefit plans until 2023 were as follows:

	Pension	Other
2014	$7,925	$1,310
2015	$8,588	$850
2016	$9,131	$885
2017	$9,662	$922
2018	$10,362	$961
2019 to 2023	$62,627	$6,743

Benefit payments include obligations to 2023 only as obligations beyond this date are not quantifiable.

Telesat Holdings Inc.

Notes to the 2013 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

24. EMPLOYEE BENEFIT PLANS  – (continued)

The fair value of the plan assets are allocated as follows between the various types of investments:

As at December 31,	2013	2012
Equity securities
Canada	22.5%	24.1%
United States	14.7%	14.5%
International (other than United States)	19.1%	18.6%
Fixed income instruments
Canada	40.8%	39.8%
Cash and cash equivalents
Canada	2.9%	3.0%

Plan assets are valued at the measurement date of December 31 each year.

The investments are made in accordance with the Statement of Investment Policies and Procedures. The Statement of Investment Policies and Procedures is reviewed on an annual basis by the Management Level Pension Fund Investment Committee with approval of the policy being provided by the Audit Committee.

The following are the significant assumptions adopted in measuring the Company’s pension and other benefit obligations:

	Pension	Other	Pension	Other
As at December 31,	2013	2013	2012	2012
Actuarial benefit obligation
Discount rate	5.00%	4.50% to 5.00%	4.50%	4.50% to 4.75%
Benefit costs for the year ended
Discount rate	4.50%	4.00% to 4.50%	4.50%	4.00% to 4.50%
Future salary growth	3.00%	N/A	3.00%	N/A
Health care cost trend rate	N/A	4.50%	N/A	4.50%
Other medical trend rates	N/A	3.00% to 5.00%	N/A	4.50%

For certain Canadian post-retirement benefits, the medical trend rate for drugs was assumed to be 8.0% in 2013, decreasing by 0.2% per annum, to a rate of 4.5% in 2028 and thereafter. For certain American post-retirement benefits, the health care trend rate was assumed to be 9.0% in 2012 decreasing to a rate of 5.0% in 2021 and thereafter.

Telesat Holdings Inc.

Notes to the 2013 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

24. EMPLOYEE BENEFIT PLANS  – (continued)

Sensitivity of assumptions

The calculation of the defined benefit obligation is sensitive to the assumptions set out above. The following table summarizes how the impact on the defined benefit obligation as at December 31, 2013 would have increased (decreased) as a result of the change in the respective assumptions by one percent.

	Pension		Other
	1% increase	1% decrease	1% increase	1% decrease
Discount rate	$(28,358)	$35,649	$(2,478)	$3,022
Future salary growth	$7,277	$(6,474)	N/A	N/A
Medical and dental trend rates	N/A	N/A	$1,713	$(1,419)

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

The Company expects to make contributions of $11.3 million to the defined benefit plans and $0.1 million to the defined contribution plan during the next fiscal year.

25. SUPPLEMENTAL CASH FLOW INFORMATION

Cash and cash equivalents are comprised of the following:

As at December 31,	2013	2012	2011
Cash	$63,816	$53,344	$86,500
Short-term investments, original maturity three months or less	234,897	127,617	66,547
Restricted cash(a)	—	—	124,915
Cash and cash equivalents	$298,713	$180,961	$277,962
(a)	In 2011, the insurance proceeds received for the settlement of the T14R/Estrela do Sul 2 claim were restricted in use for the purpose of repaying a portion of the Company’s Senior Secured Credit Facilities or to be reinvested in satellite procurements in accordance with the terms and conditions of the Senior Secured Credit Facilities. The insurance proceeds were given as the satellite’s north solar array anomaly has diminished the amount of power available for the satellite’s transponders and reduced the operational life expectancy of the satellite. As a result of the termination of the Company’s previous Senior Secured Credit Facilities on March 28, 2012, the restrictions over the use of the insurance proceeds received for the settlement of the Telstar 14R/Estrela do Sul 2 claim were no longer applicable.

The net change in operating assets and liabilities shown in the consolidated statements of cash flows is comprised of the following:

As at December 31,	2013	2012	2011
Trade and other receivables	$14,648	$(21,862)	$(1,828)
Financial assets	(1,688)	(13,333)	(1,604)
Other assets	15,058	(95)	(5,237)
Trade and other payables	(3,676)	11,527	(196)
Financial liabilities	(2,931)	(504)	(3,348)
Other liabilities	30,432	13,102	(935)
	$51,843	$(11,165)	$(13,148)

Telesat Holdings Inc.

Notes to the 2013 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

25. SUPPLEMENTAL CASH FLOW INFORMATION  – (continued)

Non-cash investing and financing activities are comprised of:

As at December 31,	2013	2012	2011
Satellites, property and other equipment	$4,069	$101	$24,441
Orbital slot	$1,061	$—	$—
Investment tax credit	$—	$(1,023)	$—
Forgiveness of satellite performance incentive payments	$—	$5,474	$—

26. COMMITMENTS AND CONTINGENT LIABILITIES

Off balance sheet commitments include operating leases and other future purchases and were comprised of the following:

	2014	2015	2016	2017	2018	Thereafter	Total
Operating property lease commitments	$6,890	$6,350	$5,694	$4,986	$4,650	$24,893	$53,463
Capital commitments	79,618	102,726	—	—	—	—	182,344
Other operating commitments	16,946	12,964	7,040	1,590	1,098	1,156	40,794
	$103,454	$122,040	$12,734	$6,576	$5,748	$26,049	$276,601

Certain of the Company’s offices, warehouses, earth stations, and office equipment are leased under various terms. The aggregate expense related to operating lease commitments for the year ended December 31, 2013 was $7.2 million (December 31, 2012 — $6.8 million, December 31, 2011 —  $7.0 million). The expiry terms range from January 2014 to January 2043.

Telesat has entered into contracts for the construction and launch of Telstar 12 VANTAGE (targeted for launch in late 2015). The total outstanding commitments at December 31, 2013 are in U.S. dollars and are equal to $182.3 million.

Telesat has agreements with various customers for prepaid revenue on several service agreements which take effect when the spacecraft is placed in service. Telesat is responsible for operating and controlling these satellites. Customer prepayments of $393.4 million (December 31, 2012 — $410.6 million), refundable under certain circumstances, are reflected in other financial liabilities, both current and long-term.

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

Telesat Holdings Inc.

Notes to the 2013 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

26. COMMITMENTS AND CONTINGENT LIABILITIES  – (continued)

Legal Proceedings

The Company frequently participates in proceedings before national telecommunications regulatory authorities. In addition, the Company may also become involved from time to time in other legal proceedings arising in the normal course of its business.

The Company is subject to audits by taxing authorities in the various jurisdictions in which it operates, including Brazil and Hong Kong. In Brazil, the Company is currently involved in a number of disputes with the Brazilian tax authorities who have alleged that additional taxes are owing on revenue earned by the Company for the period 2003 to 2012. The disputes relate to the Brazilian tax authorities’ characterization of the Company’s revenue. Additional taxes of approximately $28 million have been assessed by Brazilian tax authorities and the Company has challenged those assessments. The Company believes the likelihood of an unfavorable outcome in these disputes is remote and, as such, no reserve has been established. In Hong Kong, the tax authority has challenged the Company’s offshore claim for exempt income for the years 1999 to 2009 and issued assessments totaling $39 million. On January 29, 2014, the Hong Kong tax authority issued revised assessments for the years 1999 to 2009, which reduced the amount claimed to $1.5 million, including interest of $0.2 million. Loral has agreed to indemnify the Company with respect to the Hong Kong exposure and for certain of the assessments issued in Brazil.

Other than the above, the Company is not aware of any proceedings outstanding or threatened as of the date hereof by or against it or relating to its business which may have, or have had in the recent past, significant effects on the Company’s financial position or profitability.

27. SUBSIDIARIES

The list of significant companies included in the scope of consolidation as at December 31, 2013 is as follows:

Company	Country	Method of Consolidation	% voting rights
Telesat Canada	Canada	Fully consolidated	100
Infosat Communications LP	Canada	Fully consolidated	100
Skynet Satellite Corporation	United States	Fully consolidated	100
Telesat Network Services, Inc.	United States	Fully consolidated	100
The SpaceConnection Inc.	United States	Fully consolidated	100
Telesat Satellite LP	United States	Fully consolidated	100
Infosat Able Holdings Inc.	United States	Fully consolidated	100
Able Infosat Communications, Inc.	United States	Fully consolidated	100
Telesat Brasil Capacidade de Satélites Ltda.	Brazil	Fully consolidated	100
Telesat (IOM) Limited	Isle of Man	Fully consolidated	100

The percentage of voting rights and interest were the same as at December 31, 2012.

28. RELATED PARTY TRANSACTIONS

The Company’s immediate shareholders are Red Isle Private Investment Inc. (“Red Isle”), a company incorporated in Canada, Loral Holdings Corporation (“Loral Holdings”), a company incorporated in the United States and various individuals. Red Isle is wholly-owned by PSP Investments, a Canadian Crown corporation. Loral Holdings is a wholly-owned subsidiary of Loral, a United States publically listed company.

Transactions with subsidiaries

The Company and its subsidiaries regularly engage in inter-group transactions. These transactions include the purchase and sale of satellite services and communication equipment, providing and receiving network and call centre services, access to orbital slots and management services. The transactions have been entered into

Telesat Holdings Inc.

Notes to the 2013 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

28. RELATED PARTY TRANSACTIONS  – (continued)

over the normal course of operations. Balances and transactions between the Company and its subsidiaries have been eliminated on consolidation and therefore have not been disclosed.

Redemption of the Senior Preferred Shares and Issuance and Payment of a Promissory Note

On March 28, 2012, the Company redeemed all of its outstanding Senior Preferred Shares, previously held by Red Isle, for $145.5 million in cash, which included $141.4 million of principal and $4.1 million of accrued dividends on the Senior Preferred Shares.

The Company issued a subordinated promissory note to Red Isle (“PSP Note”) for cash consideration on March 28, 2012 in the amount of $145.5 million. The promissory note of $145.5 million together with $8.4 million of accrued interest was repaid on October 29, 2012. The PSP Note included embedded interest rate floors and deferred financing costs which, as of March 2012, was a decrease to the PSP Note of $1.2 million and $0.2 million, respectively. The assets were subsequently amortized using the effective interest method. The unamortized amounts were derecognized in October 2012 upon the repayment of the PSP Note with a loss on financing of $1.2 million recognized.

Distributions to Loral Holdings and Red Isle

On March 28, 2012, the Company declared a special cash distribution to its shareholders, Loral Holdings and Red Isle, as a reduction in stated value, in the amount of $656.5 million. The special cash distribution was split $420.2 million and $236.3 million to Loral Holdings and Red Isle, respectively.

Key Management Personnel — Special Payments

In connection with the special cash distribution made to the Company’s shareholders, the Board authorized $48.6 million in special payments to certain employees. At December 31, 2013, $48.3 million of the special payments were cumulatively expensed and $47.2 million were cumulatively paid. The remaining amounts are expected to be paid over the next two years, subject to the applicable employees’ continued employment with the Company on the payment date and other conditions.

Key Management Personnel — Stock Options

During the second quarter of 2013, the Board authorized the grant of 3,999,399 stock options to certain employees pursuant to the stock incentive plan. An expense of $13.3 million was recorded in 2013 in connection with the stock option grants.

Independent Board of Directors Special Payment

In 2012, the Company’s four independent directors received a special payment for the assistance they provided in the assessment of various strategic alternatives explored by the Company in 2011. The amount paid to the four independent directors was, in aggregate, $0.9 million.

Compensation of executives and Board level directors

Year ended December 31,	2013	2012	2011
Short-term benefits (including salary)	$7,293	$10,470	$7,309
Special payment	2,162	42,867	—
Post-employment benefits(1)	1,814	1,615	1,192
Share-based payments	12,705	1,152	2,572
	$23,974	$56,104	$11,073
(1)	A change in accounting policy has resulted in a change to 2012 and 2011 comparative figures. For more on the impact of the change, refer to Note 3.

Telesat Holdings Inc.

Notes to the 2013 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

28. RELATED PARTY TRANSACTIONS  – (continued)

Transactions with related parties

The Company and certain of its subsidiaries regularly engage in transactions with related parties. The Company’s related parties include Loral, Red Isle, and Loral Canadian Gateway Corporation (“LCGC”), a wholly-owned subsidiary of Loral.

During the year, the Company and its subsidiaries entered into the following transactions with related parties.

	Sale of goods and services, interest income			Purchase of goods and services, interest expense
Year ended December 31,	2013	2012	2011	2013	2012	2011
Loral
Revenue	$—	$—	$1	$—	$—	$—
Operating expenses	—	—	—	6,267	6,252	4,990
Interest expense	—	—	—	66	1,255	1,291
Intangible assets	—	—	—	—	—	12,618
Red Isle
Interest expense	—	—	—	—	10,812	9,869
SSL(1)
Revenue	—	1,468	1,942	—	—	—
Interest expenses	—	—	—	—	973	995
Satellite, property and other equipment	—	—	—	—	49,537	180,853
LCGC
Revenue	—	—	324	—	—	—
Satellite, property and other equipment	—	—	—	—	—	4,586
(1)	As of November 2, 2012, Space System/Loral (“SSL”) is no longer a related party.

The following balances were outstanding at the end of the year:

	Amounts owed by related parties		Amounts owed to related parties
At December 31,	2013	2012	2013	2012
Loral
Trade receivables/payables	$1,209	$—	$290	$2,486
Other long-term financial assets/liabilities	2,482	2,318	7,397	6,908
Red Isle	—	—	—	—
SSL(1)
Trade receivables/payables	—	21	—	—
Other current financial liabilities	—	—	—	1,320
Other long-term financial liabilities	—	—	—	16,927
(1)	Amounts owed by/to SSL are the amounts outstanding as at December 31, 2012, which related to transactions entered into prior to November 2, 2012.

The amounts outstanding are unsecured and will be settled in cash.

Telesat Holdings Inc.

Notes to the 2013 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

28. RELATED PARTY TRANSACTIONS  – (continued)

Stock Option Repurchase and Exercise of Share Appreciation Rights

In December 2012, the Board approved the repurchase for cash consideration of 20% of all vested stock options. A total of 1,660,619 options were repurchased by the Company. Also in December 2012, certain members of senior management exercised their share appreciation rights (“SARs”) granted under the Company’s share-based compensation plan and received 2,249,747 Non-Voting Participating Preferred Shares.

In April 2013, a member of senior management exercised 83,204 SARs in relation to the stock options granted under the Company’s stock incentive plan and received 24,638 Non-Voting Participating Preferred Shares.

Other related party transactions

The Company funds certain defined benefit pension plans. Contributions made to the plans for the year ended December 31, 2013 were $10.7 million (December 31, 2012 — $10.7 million).

29. CONDENSED CONSOLIDATING FINANCIAL INFORMATION

The 6.0% Senior Notes and 12.5% Senior Subordinated Notes, which were fully redeemed on May 1, 2013, were co-issued by Telesat LLC and Telesat Canada, (“the Issuers”) which are 100% owned subsidiaries of Telesat, and were guaranteed fully and unconditionally, on a joint and several basis, by Telesat and certain of its subsidiaries.

The condensed consolidating financial information reflects the investments of Telesat Holdings Inc. in the Issuers, of the Issuers in their respective Guarantor and Non-Guarantor subsidiaries and of the Guarantors in their Non-Guarantor subsidiaries using the equity method.

A change in accounting policies has resulted in a restatement to the 2012 and 2011 comparative figures. For more on the impacts of the changes, refer to Note 3.

Telesat Holdings Inc.

Notes to the 2013 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

Condensed Consolidating Statements of Comprehensive Income (Loss)
For the year ended December 31, 2013

	Telesat Holdings	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non-guarantor subsidiaries	Adjustments	Consolidated
Revenue	$—	$—	$837,358	$152,306	$16,879	$(109,647)	$896,896
Operating expenses	—	—	(170,865)	(121,312)	(18,532)	109,647	(201,062)
	—	—	666,493	30,994	(1,653)	—	695,834
Depreciation	—	—	(179,442)	(31,498)	(211)	—	(211,151)
Amortization	—	—	(31,262)	(1,358)	(39)	—	(32,659)
Other operating gains (losses), net	—	—	15,721	9,733	(119)	—	25,335
Operating income (loss)	—	—	471,510	7,871	(2,022)	—	477,359
Income (loss) from equity investments	68,094	—	8,638	(1,962)	—	(74,770)	—
Interest expense	—	—	(223,424)	(670)	(5)	—	(224,099)
Loss on financing	—	—	(18,487)	—	—	—	(18,487)
Interest and other income (expense)	—	—	11,708	(42)	2	—	11,668
Gain on changes in fair value of financial instruments	—	—	80,928	—	—	—	80,928
(Loss) gain on foreign exchange	(1)	—	(190,562)	(12,586)	8,240	—	(194,909)
Income (loss) before tax	68,093	—	140,311	(7,389)	6,215	(74,770)	132,460
Tax (expense) recovery	—	—	(72,217)	7,902	(52)	—	(64,367)
Net income	$68,093	$—	$68,094	$513	$6,163	$(74,770)	$68,093
Other comprehensive income (loss)	14,669	—	18,604	(3,553)	(382)	(14,669)	14,669
Total comprehensive income (loss)	$82,762	$—	$86,698	$(3,040)	$5,781	$(89,439)	$82,762

Telesat Holdings Inc.

Notes to the 2013 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

Condensed Consolidating Statements of Comprehensive Income (Loss)
For the year ended December 31, 2012

	Telesat Holdings	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non-guarantor subsidiaries	Adjustments	Consolidated
Revenue	$—	$—	$782,814	$149,277	$18,959	$(105,240)	$845,810
Operating expenses	(15)	—	(202,050)	(127,670)	(21,384)	105,240	(245,879)
	(15)	—	580,764	21,607	(2,425)	—	599,931
Depreciation	—	—	(160,283)	(48,106)	(296)	—	(208,685)
Amortization	—	—	(36,168)	268	(65)	—	(35,965)
Other operating gains (losses), net	—	—	5,946	(56)	—	—	5,890
Operating (loss) income	(15)	—	390,259	(26,287)	(2,786)	—	361,171
Income (loss) from equity investments	26,754	—	(29,119)	(3,099)	—	5,464	—
Interest expense	(2,380)	—	(242,597)	(444)	—	—	(245,421)
Loss on financing	—	—	(77,278)	—	—	—	(77,278)
Interest and other income	—	—	839	521	1	—	1,361
Loss on changes in fair value of financial instruments	—	—	(58,984)	—	—	—	(58,984)
Gain (loss) on foreign exchange	—	—	78,466	3,903	(3,515)	—	78,854
Income (loss) before tax	24,359	—	61,586	(25,406)	(6,300)	5,464	59,703
Tax expense	—	—	(34,832)	(335)	(177)	—	(35,344)
Net income (loss)	$24,359	$—	$26,754	$(25,741)	$(6,477)	$5,464	$24,359
Other comprehensive income (loss)	2,821	—	5,913	(2,894)	(198)	(2,821)	2,821
Total comprehensive income (loss)	$27,180	$—	$32,667	$(28,635)	$(6,675)	$2,643	$27,180

Telesat Holdings Inc.

Notes to the 2013 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

Condensed Consolidating Statement of Comprehensive Income (Loss)
For the year ended December 31, 2011

	Telesat Holdings	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non-guarantor subsidiaries	Adjustments	Consolidated
Revenue	$—	$—	$742,728	$110,203	$20,286	$(64,856)	$808,361
Operating expenses	—	—	(134,740)	(95,427)	(22,657)	64,856	(187,968)
	—	—	607,988	14,776	(2,371)	—	620,393
Depreciation	—	—	(146,581)	(51,711)	(334)	—	(198,626)
Amortization	—	—	(42,480)	1,541	(82)	—	(41,021)
Other operating gains (losses), net	—	—	116,063	(1,989)	(6)	—	114,068
Operating income (loss)	—	—	534,990	(37,383)	(2,793)	—	494,814
Income (loss) from equity investments	245,714	—	(40,204)	(3,049)	—	(202,461)	—
Interest (expense) income	(9,869)	—	(220,898)	2,021	(13)	—	(228,759)
Interest and other income	—	—	86	1,465	3	—	1,554
Gain on changes in fair value of financial instruments	—	—	98,585	—	—	—	98,585
(Loss) gain on foreign exchange	—	—	(75,155)	(6,084)	2,395	—	(78,844)
Income (loss) before tax	235,845	—	297,404	(43,030)	(408)	(202,461)	287,350
Tax (expense) recovery	—	—	(51,690)	106	79	—	(51,505)
Net income (loss)	$235,845	$—	$245,714	$(42,924)	$(329)	$(202,461)	$235,845
Other comprehensive (loss) income	(33,188)	—	(29,647)	(3,780)	239	33,188	(33,188)
Total comprehensive income (loss)	$202,657	$—	$216,067	$(46,704)	$(90)	$(169,273)	$202,657

Telesat Holdings Inc.

Notes to the 2013 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

Condensed Consolidating Balance Sheets
As at December 31, 2013

	Telesat Holdings	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non-guarantor subsidiaries	Adjustments	Consolidated
Assets
Cash and cash equivalents	$—	$—	$284,231	$13,008	$1,474	$—	$298,713
Trade and other receivables	—	—	31,588	17,093	1,585	—	50,266
Other current financial assets	—	—	35	118	7,021	—	7,174
Intercompany receivables	—	—	362,070	173,960	144,071	(680,101)	—
Prepaid expenses and other current assets	—	—	13,460	5,142	63	—	18,665
Total current assets	—	—	691,384	209,321	154,214	(680,101)	374,818
Satellites, property and other equipment	—	—	1,654,000	308,358	401	—	1,962,759
Deferred tax assets	—	—	—	10,024	—	—	10,024
Other long-term financial assets	—	—	68,056	7,505	445	—	76,006
Other long-term assets	—	—	2,466	299	—	—	2,765
Intangible assets	—	—	798,766	46,520	—	—	845,286
Investment in affiliates	1,167,517	—	1,164,562	661,102	261	(2,993,442)	—
Goodwill	—	—	2,078,056	343,876	24,671	—	2,446,603
Total assets	$1,167,517	$—	$6,457,290	$1,587,005	$179,992	$(3,673,543)	$5,718,261
Liabilities
Trade and other payables	$—	$—	$17,150	$15,956	$1,378	$—	$34,484
Other current financial liabilities	—	—	163,059	1,000	696	—	164,755
Intercompany payables	45,614	—	218,097	385,219	31,171	(680,101)	—
Other current liabilities	—	—	118,156	3,146	756	—	122,058
Current indebtedness	—	—	57,363	1	—	—	57,364
Total current liabilities	45,614	—	573,825	405,322	34,001	(680,101)	378,661
Long-term indebtedness	—	—	3,284,502	—	—	—	3,284,502
Deferred tax liabilities	—	—	515,745	(466)	(72)	—	515,207
Other long-term financial liabilities	—	—	68,911	3,892	—	—	72,803
Other long-term liabilities	—	—	339,269	5,910	6	—	345,185
Total liabilities	45,614	—	4,782,252	414,658	33,935	(680,101)	4,596,358
Shareholders’ Equity
Share capital	656,660	—	1,518,716	1,096,668	104,464	(2,719,848)	656,660
Accumulated earnings	456,013	—	79,934	143,002	41,378	(264,314)	456,013
Reserves	9,230	—	76,388	(67,323)	215	(9,280)	9,230
Total shareholders’ equity	1,121,903	—	1,675,038	1,172,347	146,057	(2,993,442)	1,121,903
Total liabilities and shareholders’ equity	$1,167,517	$—	$6,457,290	$1,587,005	$179,992	$(3,673,543)	$5,718,261

Telesat Holdings Inc.

Notes to the 2013 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

Condensed Consolidating Balance Sheets
As at December 31, 2012

	Telesat Holdings	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non-guarantor subsidiaries	Adjustments	Consolidated
Assets
Cash and cash equivalents	$—	$—	$158,516	$19,508	$2,937	$—	$180,961
Trade and other receivables	—	—	39,694	21,938	2,130	—	63,762
Other current financial assets	—	—	41	195	6,563	—	6,799
Intercompany receivables	—	—	392,051	179,338	140,267	(711,656)	—
Prepaid expenses and other current assets	—	—	15,660	7,217	69	—	22,946
Total current assets	—	—	605,962	228,196	151,966	(711,656)	274,468
Satellites, property and other equipment	—	—	1,794,447	294,628	1,679	—	2,090,754
Other long-term financial assets	—	—	125,135	5,992	408	—	131,535
Other long-term assets	—	—	3,807	885	—	—	4,692
Intangible assets	—	—	813,923	44,735	39	—	858,697
Investment in affiliates	1,072,435	—	1,126,642	695,607	261	(2,894,945)	—
Goodwill	—	—	2,078,056	343,876	24,671	—	2,446,603
Total assets	$1,072,435	$—	$6,547,972	$1,613,919	$179,024	$(3,606,601)	$5,806,749
Liabilities
Trade and other payables	$—	$—	$20,803	$13,284	$1,622	$—	$35,709
Other current financial liabilities	—	—	87,418	1,519	1,654	—	90,591
Intercompany payables	45,703	—	221,297	409,393	35,263	(711,656)	—
Other current liabilities	—	—	76,037	1,349	544	—	77,930
Current indebtedness	—	—	31,952	1	—	—	31,953
Total current liabilities	45,703	—	437,507	425,546	39,083	(711,656)	236,183
Long-term indebtedness	—	—	3,374,977	—	—	—	3,374,977
Deferred tax liabilities	—	—	485,541	(378)	—	—	485,163
Other long-term financial liabilities	—	—	278,212	3,250	—	—	281,462
Other long-term liabilities	—	—	391,614	10,525	93	—	402,232
Total liabilities	45,703	—	4,967,851	438,943	39,176	(711,656)	4,780,017
Shareholders’ Equity
Share capital	656,394	—	1,518,716	1,096,668	104,434	(2,719,818)	656,394
Accumulated earnings (deficit)	373,042	—	(2,924)	145,484	35,216	(177,776)	373,042
Reserves	(2,704)	—	64,329	(67,176)	198	2,649	(2,704)
Total shareholders’ equity	1,026,732	—	1,580,121	1,174,976	139,848	(2,894,945)	1,026,732
Total liabilities and shareholders’ equity	$1,072,435	$—	$6,547,972	$1,613,919	$179,024	$(3,606,601)	$5,806,749

Telesat Holdings Inc.

Notes to the 2013 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

Condensed Consolidating Statements of Cash Flows
For the year ended December 31, 2013

	Telesat Holdings	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non-guarantor subsidiaries	Adjustments	Consolidated
Cash flows (used in) from operating activities
Net income	$68,093	$—	$68,094	$513	$6,163	$(74,770)	$68,093
Adjustments to reconcile net income to cash flows (used in) from operating activities:
Depreciation	—	—	179,442	31,498	211	—	211,151
Amortization	—	—	31,262	1,358	39	—	32,659
Deferred tax expense (recovery)	—	—	22,958	(8,630)	—	—	14,328
Interest expense	—	—	223,424	670	5	—	224,099
Interest income	—	—	(1,194)	(94)	—	—	(1,288)
Unrealized foreign exchange loss (gain)	1	—	198,450	12,819	(8,854)	—	202,416
Gain on derivatives	—	—	(80,928)	—	—	—	(80,928)
Share-based compensation	—	—	12,065	1,050	402	—	13,517
(Income) loss from equity investments	(68,094)	—	(8,638)	1,962	—	74,770	—
Impairment reversal on intangible assets	—	—	(17,274)	—	—	—	(17,274)
Gain on other post-employment benefit plan amendment	—	—	—	(9,786)	—	—	(9,786)
Loss on disposal of assets	—	—	1,553	53	119	—	1,725
Loss on financing	—	—	18,487	—	—	—	18,487
Other	—	—	(49,540)	(308)	93	—	(49,755)
Income taxes paid	—	—	(11,716)	(824)	(29)	—	(12,569)
Interest paid, net of capitalized interest	—	—	(212,052)	(257)	(4)	—	(212,313)
Interest received	—	—	1,046	122	4	—	1,172
Customer prepayments on future satellite services	—	—	31,778	527	—	—	32,305
Repurchase of stock options and exercise of share appreciation rights	—	—	(701)	(495)	—	—	(1,196)
Operating assets and liabilities	(89)	—	81,681	(28,981)	(768)	—	51,843
Net cash (used in) from operating activities	$(89)	$—	$488,197	$1,197	$(2,619)	$—	$486,686
Cash flows (used in) from investing activities
Satellite programs, including capitalized interest	$—	$—	$(32,816)	$(38,362)	$—	$—	$(71,178)
Purchase of other property and equipment	—	—	(6,511)	(2,199)	(62)	—	(8,772)
Purchase of intangible assets	—	—	—	(6)	—	—	(6)
Proceeds from sale of assets	—	—	81	—	1,000	—	1,081
Dividends received	—	—	4,394	—	—	(4,394)	—
Investment in affiliates	—	—	(36,823)	—	—	36,823	—
Net cash (used in) from investing activities	$—	$—	$(71,675)	$(40,567)	$938	$32,429	$(78,875)
Cash flows from (used in) financing activities
Repayment of indebtedness	$—	$—	$(271,448)	$—	$—	$—	$(271,448)
Payment of premium on early retirement of indebtedness	—	—	(13,793)	—	—	—	(13,793)
Payment of debt issue costs	—	—	(810)	—	—	—	(810)
Proceeds from exercise of stock options	99	—	—	—	—	—	99
Dividends paid on preferred shares	(10)	—	—	—	—	—	(10)
Satellite performance incentive payments	—	—	(4,756)	(14)	—	—	(4,770)
Dividends paid	—	—	—	(4,394)	—	4,394	—
Proceeds from issuance of share capital	—	—	—	36,823	—	(36,823)	—
Net cash from (used in) financing activities	$89	$—	$(290,807)	$32,415	$—	$(32,429)	$(290,732)
Effect of changes in exchange rates on cash and cash equivalents	$—	$—	$—	$455	$218	$—	$673
Increase (decrease) in cash and cash equivalents	$—	$—	$125,715	$(6,500)	$(1,463)	$—	$117,752
Cash and cash equivalents, beginning of period	—	—	158,516	19,508	2,937	—	180,961
Cash and cash equivalents, end of period	$—	$—	$284,231	$13,008	$1,474	$—	$298,713

Telesat Holdings Inc.

Notes to the 2013 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

Condensed Consolidating Statements of Cash Flows
For the year ended December 31, 2012

	Telesat Holdings	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non-guarantor subsidiaries	Adjustments	Consolidated
Cash flows (used in) from operating activities
Net income (loss)	$24,359	$—	$26,754	$(25,741)	$(6,477)	$5,464	$24,359
Adjustments to reconcile net income (loss) to cash flows (used in) from operating activities:
Depreciation	—	—	160,283	48,106	296	—	208,685
Amortization	—	—	36,168	(268)	65	—	35,965
Deferred tax expense (recovery)	—	—	36,983	(74)	—	—	36,909
Interest expense	2,380	—	242,597	444	—	—	245,421
Interest income	—	—	(820)	(269)	(1)	—	(1,090)
Unrealized foreign exchange (gain) loss	—	—	(81,459)	(5,293)	3,381	—	(83,371)
Loss on derivatives	—	—	58,984	—	—	—	58,984
Share-based compensation	—	—	868	211	123	—	1,202
(Income) loss from equity investments	(26,754)	—	29,119	3,099	—	(5,464)	—
Impairment reversal on intangible assets	—	—	(1,194)	—	—	—	(1,194)
Loss on disposal of assets	—	—	722	56	—	—	778
Loss on financing	—	—	77,278	—	—	—	77,278
Other	—	—	(51,652)	(10,784)	(210)	—	(62,646)
Income taxes paid	—	—	(3,718)	(40)	(6)	—	(3,764)
Interest paid, net of capitalized interest	(4,030)	—	(235,480)	(9)	—	—	(239,519)
Interest received	—	—	848	278	1	—	1,127
Customer prepayments on future satellite services	—	—	40,345	—	—	—	40,345
Insurance proceeds	—	—	314	—	—	—	314
Repurchase of stock options and exercise of share appreciation rights	—	—	(32,393)	(2,367)	(506)	—	(35,266)
Operating assets and liabilities	15	—	(20,171)	5,040	3,951	—	(11,165)
Net cash (used in) from operating activities	$(4,030)	$—	$284,376	$12,389	$617	$—	$293,352
Cash flows from (used in) investing activities
Satellite programs, including capitalized interest	$—	$—	$(161,536)	$(1,013)	$—	$—	$(162,549)
Purchase of other property and equipment	—	—	(5,252)	(2,240)	(119)	—	(7,611)
Purchase of intangible assets	—	—	—	(166)	—	—	(166)
Proceeds from sale of assets	—	—	34	38	—	—	72
Return of capital from subsidiaries	802,011	—	—	802,011	—	(1,604,022)	—
Dividends received	—	—	7,063	—	—	(7,063)	—
Net cash from (used in) investing activities	$802,011	$—	$(159,691)	$798,630	$(119)	$(1,611,085)	$(170,254)
Cash flows (used in) from financing activities
Proceeds from indebtedness	$—	$—	$3,306,865	$—	$—	$—	$3,306,865
Proceeds from issue of promissory note	—	—	145,466	—	—	—	145,466
Repayment of indebtedness	—	—	(2,777,507)	—	—	—	(2,777,507)
Repayment of senior preferred shares	(141,435)	—	—	—	—	—	(141,435)
Payment of premium on early retirement of indebtedness	—	—	(39,444)	—	—	—	(39,444)
Payment of debt issue costs	—	—	(52,030)	—	—	—	(52,030)
Return of capital to shareholders	(656,546)	—	(802,011)	(802,011)	—	1,604,022	(656,546)
Satellite performance incentive payments	—	—	(4,345)	(237)	—	—	(4,582)
Dividends paid	—	—	—	(7,063)	—	7,063	—
Net cash (used in) from financing activities	$(797,981)	$—	$(223,006)	$(809,311)	$—	$1,611,085	$(219,213)
Effect of changes in exchange rates on cash and cash equivalents	$—	$—	$—	$(854)	$(32)	$—	$(886)
(Decrease) increase in cash and cash equivalents	$—	$—	$(98,321)	$854	$466	$—	$(97,001)
Cash and cash equivalents, beginning of year	—	—	256,837	18,654	2,471	—	277,962
Cash and cash equivalents, end of year	$—	$—	$158,516	$19,508	$2,937	$—	$180,961

Telesat Holdings Inc.

Notes to the 2013 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

Condensed Consolidating Statement of Cash Flows
For the year ended December 31, 2011

	Telesat Holdings	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non-guarantor subsidiaries	Adjustments	Consolidated
Cash flows (used in) from operating activities
Net income (loss)	$235,845	$—	$245,714	$(42,924)	$(329)	$(202,461)	$235,845
Adjustments to reconcile net income (loss) to cash flows (used in) from operating activities:
Depreciation	—	—	146,581	51,711	334	—	198,626
Amortization	—	—	42,480	(1,541)	82	—	41,021
Deferred tax expense (recovery)	—	—	51,618	(145)	(100)	—	51,373
Interest expense (income)	9,869	—	220,898	(2,021)	13	—	228,759
Interest income	—	—	(1,143)	(816)	(2)	—	(1,961)
Unrealized foreign exchange loss (gain)	—	—	66,375	4,045	(2,714)	—	67,706
Gain on derivatives	—	—	(87,914)	—	—	—	(87,914)
Dividends on senior preferred shares	1,650	—	—	—	—	—	1,650
Share-based compensation	—	—	2,073	383	198	—	2,654
(Income) loss from equity investments	(245,714)	—	40,204	3,049	—	202,461	—
Insurance proceeds	—	—	(135,019)	—	—	—	(135,019)
Impairment loss on intangible assets	—	—	18,368	1,100	—	—	19,468
Loss on disposal of assets	—	—	588	879	16	—	1,483
Other	—	—	(41,928)	(2,876)	242	—	(44,562)
Income taxes paid	—	—	(2,300)	—	(29)	—	(2,329)
Interest paid, net of capitalized interest	(10,294)	—	(200,589)	—	—	—	(210,883)
Interest received	—	—	1,300	819	2	—	2,121
Customer prepayments on future satellite services	—	—	55,268	2,500	—	—	57,768
Insurance proceeds	—	—	11,228	—	—	—	11,228
Operating assets and liabilities	(1,650)	—	(550)	(13,244)	2,296	—	(13,148)
Net cash (used in) from operating activities	$(10,294)	$—	$433,252	$919	$9	$—	$423,886
Cash flows (used in) from investing activities
Satellite programs, including capitalized interest	$—	$—	$(302,193)	$(54,006)	$—	$—	$(356,199)
Purchases of other property and equipment	—	—	(16,137)	(1,374)	(55)	—	(17,566)
Purchase of intangible assets	—	—	—	(12,618)	—	—	(12,618)
Insurance proceeds	—	—	135,019	—	—	—	135,019
Proceeds from sale of assets	—	—	148	—	—	—	148
Business acquisitions	—	—	(9,264)	9,264	—	—	—
Dividends received	—	—	8,633	—	—	(8,633)	—
Net cash (used in) from investing activities	$—	$—	$(183,794)	$(58,734)	$(55)	$(8,633)	$(251,216)
Cash flows from (used in) financing activities
Repayment of indebtedness	$—	$—	$(108,741)	$—	$—	$—	$(108,741)
Dividends paid on preferred shares	(10)	—	—	—	—	—	(10)
Satellite performance incentive payments	—	—	(5,928)	—	—	—	(5,928)
Intercompany loan	10,304	—	(74,634)	64,330	—	—	—
Dividends paid	—	—	—	(8,633)	—	8,633	—
Net cash from (used in) financing activities	$10,294	$—	$(189,303)	$55,697	$—	$8,633	$(114,679)
Effect of changes in exchange rates on cash and cash equivalents	—	—	—	(363)	39	—	(324)
Increase (decrease) in cash and cash equivalents	—	—	60,155	(2,481)	(7)	—	57,667
Cash and cash equivalents, beginning of year	—	—	196,682	21,135	2,478	—	220,295
Cash and cash equivalents, end of year	$—	$—	$256,837	$18,654	$2,471	$—	$277,962