Form 20-F
period 2014-12-31
Telesat Holdings Inc.
filed 2015-02-26
CIK 1465191

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: Common Shares — 74,252,460; Director Voting Preferred Shares — 1,000; Non-Voting Participating Preferred Shares — 38,255,423; and Voting Participating Preferred Shares — 7,034,444.

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

References to the “Senior Notes” mean the 6.0% Senior Notes due May 15, 2017 issued by Telesat Canada and Telesat LLC, as the Co-Issuer.

References to the “Senior Secured Credit Facilities” mean the four outstanding secured credit facilities comprising a Term Loan A and a revolving facility maturing in March 2017 and two Term Loan B facilities maturing in March 2019.

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

	2010	2011	2012	2013	2014
High	1.0758	1.0547	1.0410	1.0706	1.1672
Low	0.9980	0.9433	0.9685	0.9832	1.0632
Year End	0.9980	1.0213	0.9921	1.0623	1.1621
Average Rate	1.0360	0.9869	0.9989	1.0351	1.1084

The following table sets forth, for each of the last six months, the low and high exchange rates for U.S. dollars expressed in Canadian dollar terms and the exchange rate on the last day of each month based on the closing rate as reported by Bloomberg.

	Last Six Months
	August	September	October	November	December	January
High	1.0984	1.1198	1.1297	1.1423	1.1672	1.2732
Low	1.0861	1.0871	1.1107	1.1233	1.1329	1.1611
End of Month	1.0878	1.1198	1.1266	1.1416	1.1621	1.2732

On February 24th, 2015, the closing rate as reported by Bloomberg was USD $1.00 = CAD $1.2486. Unless the context states or requires otherwise, for purposes of United States dollars and Canadian dollar conversions contained in this Annual Report, we have assumed the conversion rate of USD $1.00/CAD $1.1621, which is the closing rate on December 31, 2014 as reported on Bloomberg.

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

These forward-looking statements are based on our current expectations and are subject to a number of risks, uncertainties and assumptions. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. Important factors that could cause actual results to differ materially from those in forward-looking statements include:

•	Our in-orbit satellites may fail to operate as expected due to operational anomalies resulting in lost revenues, increased costs and/or termination of contracts.
•	The actual orbital maneuver lives of our satellites may be shorter than we anticipate, and we may be required to reduce available capacity on our satellites prior to the end of their orbital maneuver lives.
•	Our satellite launches may be delayed, we may suffer launch failures or our satellites may fail to reach their planned orbital locations. Any such issue could result in the loss of a satellite or cause significant delays in the deployment of the satellite which could have a material adverse effect on our results of operations, business prospects and financial condition.
•	Our insurance will not protect us against all satellite-related losses. Further, we may not be able to renew insurance on our existing satellites or obtain insurance on future satellites on acceptable terms or at all and, for certain of our existing satellites, we have elected to forego obtaining insurance.
•	Replacing a satellite upon the end of its service life will require us to make significant expenditures and may require us to obtain shareholder approval.
•	We are subject to significant and intensifying competition within the satellite industry and from other providers of communications capacity. Our failure to compete effectively would result in a loss of revenues and a decline in profitability, which would adversely affect our results of operations, business prospects and financial condition.
•	Fluctuations in available satellite capacity could adversely affect our results.
•	Reductions in government spending could reduce demand for our services.

•	Changes in technology, video distribution methods and demand could have a material adverse effect on our results of operations, business prospects and financial condition.
•	We derive a substantial amount of our revenues from only a few of our customers. A loss of, or default by, one or more of these major customers, or a material adverse change in any such customer’s business or financial condition, could materially reduce our future revenues and contracted backlog.
•	We operate in a highly regulated industry and government regulations may adversely affect our ability to sell our services, or increase the expense of such services or otherwise limit our ability to operate or grow our business.
•	Our operations may be limited or precluded by ITU rules or processes, and we are required to coordinate our operations with those of other satellite operators.
•	If we do not occupy unused orbital locations by specified deadlines, or do not maintain satellites in orbital locations we currently use, those orbital locations may become available for other satellite operators to use.
•	Our business is capital intensive, and we may not be able to raise adequate capital to finance our business strategies, or we may be able to do so only on terms that significantly restrict our ability to operate our business.
•	Market conditions may make it difficult to extend the maturity of or refinance our existing indebtedness and any failure to do so could have a material adverse effect on our business.
•	Significant changes in exchange rates could have a material adverse effect on our financial results.
•	Significant changes in exchange rates could materially increase our interest and other payment obligations under our financing arrangements.
•	The soundness of financial institutions and counterparties could adversely affect us.
•	We may experience a failure of ground operations infrastructure or interference with our satellite signals that impairs the commercial performance of, or the services delivered over, our satellites or the satellites of other operators for whom we provide ground services, which could result in a material loss of revenues.
•	Interruption or failure of, or cyber-attacks on, our information technology and communications systems could hurt our ability to operate our business effectively, which could harm our business and operating results.
•	Our dependence on outside contractors could result in delays related to the design, manufacture and launch of our new satellites, which could in turn adversely affect our operating results and prospects.
•	A natural disaster could diminish our ability to provide communications service.
•	Our future reported net income could be adversely affected by impairments of the value of certain intangible assets.
•	We may pursue acquisitions, dispositions and strategic transactions which could result in the incurrence of additional costs, liabilities or expenses in connection with the implementation of such transactions.
•	We could experience the departure of key employees or may be unable to recruit the employees needed for our success.
•	The content of third-party transmissions over our satellites may affect us since we could be subject to sanctions by various governmental entities for the transmission of certain content.
•	Our failure to maintain or obtain authorizations under and comply with the U.S. export control and trade sanctions laws and regulations could have a material adverse effect on our results of operations, business prospects and financial condition.

•	We are subject to risks associated with doing business internationally.
•	Enforcement of civil liabilities against us may be more difficult because we are a Canadian corporation.
•	Our substantial debt may adversely affect our cash flow and prevent us from fulfilling our obligations under our Senior Notes and our other outstanding indebtedness.
•	Despite our current levels of debt, we and our subsidiaries may incur substantially more debt. This may further exacerbate the risks associated with our substantial debt as described herein and prevent us from fulfilling our obligations under our Senior Notes.
•	Our Senior Notes are effectively subordinated to the co-issuers’ and the guarantors’ indebtedness under our Senior Secured Credit Facilities and any other future secured debt to the extent of the value of the assets securing such debt.
•	The agreements governing our debt, including our Senior Notes and our Senior Secured Credit Facilities, contain various covenants that impose restrictions on us that may affect our ability to operate our business and to make payments on our Senior Notes.
•	The limitations imposed by financing agreements on our ability to incur additional debt and to take other actions might significantly impair our ability to obtain other financing. To service our debt and to fund planned capital expenditures, we will require a significant amount of cash, which may not be available to us.
•	We may not be able to generate sufficient cash to service all of our indebtedness, and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.
•	We may be unable to make a change of control offer required by the indenture governing our Senior Notes, which would cause defaults under the Indenture and our Senior Secured Credit Facilities.
•	Holders of our Senior Notes may not be able to determine when a change of control giving rise to their right to have the Senior Notes repurchased has occurred following a sale of “substantially all” of our assets.
•	Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.
•	Because of the Telesat Canada Reorganization and Divestiture Act, a Canadian act uniquely applicable to Telesat Canada (but not the guarantors, our other subsidiaries or Telesat LLC), Telesat Canada may not have access to the usual protections from creditors and other rights available to insolvent persons, and creditors, including holders of our Notes, may not have recourse to the usual rights, remedies and protections under applicable bankruptcy and insolvency laws generally available to creditors of insolvent persons.
•	The guarantees associated with our Senior Notes may not be enforceable because of fraudulent preference or conveyance laws.
•	Because each guarantor’s liability under its guarantees may be reduced to zero, avoided or released under certain circumstances, the holders of our Senior Notes may not receive any payments from some or all of the guarantors.
•	The ability to transfer our Senior Notes may be limited by the absence of an active trading market for our Senior Notes.
•	You should not rely on Telesat LLC in evaluating an investment in our Senior Notes.
•	Our significant shareholders may have interests that conflict with the interests of bondholders.

v

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

The selected consolidated financial information is comprised of information of Telesat for the period of January 1, 2010 to December 31, 2014 under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The selected consolidated statements of operations data and cash flows data for the years ended December 31, 2012 through December 31, 2014 have been derived from Telesat’s audited consolidated financial statements prepared in accordance with IFRS included elsewhere in this Annual Report. Certain statement of cash flows data for the years ended December 31, 2012 through December 31, 2013 have been restated as described in Note 3 of Telesat’s audited consolidated financial statements included elsewhere in this Annual Report. The selected balance sheet data for the years ended December 31, 2013 and December 31, 2014 have been derived from Telesat’s audited financial statements prepared in accordance with IFRS included elsewhere in the Annual Report. The selected balance sheet data for the years ended December 31, 2010 through December 2012 and the selected consolidated statements of operations data and cash flows data for the years ended December 31, 2010 through December 31, 2011 have also been derived from Telesat’s audited consolidated financial statements prepared under IFRS, but which are not included in this Annual Report.

Telesat Holdings Inc.

Selected Historical Financial Information

	Year Ended December 31,
	2010	2011	2012	2013	2014
	(in millions of Canadian dollars)
IFRS
Statement of Operations Data:
Operating revenues
Broadcast	$454.2	$436.7	$439.4	$471.0	$468.2
Enterprise	335.0	341.9	380.5	402.4	430.2
Consulting and other	32.2	29.8	25.9	23.5	24.5
Total operating revenues	821.4	808.4	845.8	896.9	922.9
Operating expenses
Operating expenses	(206.5)	(188.1)	(245.9)	(201.1)	(187.8)
Depreciation	(202.2)	(198.6)	(208.7)	(211.1)	(216.5)
Amortization	(45.5)	(41.0)	(36.0)	(32.6)	(30.8)
Other operating gains (losses), net	83.0	114.1	5.9	25.3	(0.3)
Operating income	450.2	494.8	361.1	477.4	487.5
Other (expenses) income
Interest expense	(256.6)	(228.8)	(245.4)	(224.1)	(206.9)
Interest and other income	5.8	1.6	1.4	11.7	3.0
Loss on financing	—	—	(77.3)	(18.5)	—
(Loss) gain on changes in fair value of financial instruments	(11.2)	98.6	(59.0)	80.9	48.9
Gain (loss) on foreign exchange	164.0	(78.9)	78.9	(194.9)	(241.1)
Tax expense	(66.1)	(51.5)	(35.3)	(64.4)	(78.2)
Net income	$286.1	$235.8	$24.4	$68.1	$13.2
Statement of Cash Flows Data:
Net cash from operating activities	$341.5	$423.9	$300.0	$479.5	$412.2
Net cash used in investing activities	$(234.8)	$(251.2)	$(170.3)	$(78.9)	$(95.2)
Net cash used in financing activities	$(40.1)	$(114.7)	$(220.9)	$(291.9)	$(136.8)
Balance Sheet Data (end of year):
Cash and cash equivalents	$220.3	$278.0	$181.0	$298.7	$497.4
Total assets	$5,753.9	$5,996.4	$5,806.7	$5,718.3	$5,737.8
Total debt (including current portion)	$2,868.6	$2,834.6	$3,406.9	$3,341.9	$3,545.7
Total shareholders’ equity	$1,484.9	$1,690.2	$1,026.7	$1,122.0	$1,131.2
Common shares	$756.4	$756.4	$340.6	$340.6	$340.6
Preferred shares	$541.8	$541.8	$315.8	$316.1	$316.3

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

Our current satellite insurance does not protect us against all satellite-related losses that we may experience, and we do not have in-orbit insurance coverage for all of the satellites in our fleet. As of December 31, 2014, the total net book value of our five in-orbit satellites for which we do not have insurance was approximately $70 million. Our insurance does not protect us against business interruption, loss of revenues or delay of revenues. In addition, we do not insure the net book value of performance incentives that may be payable to a satellite’s manufacturer as these are payable only to the extent that the satellite operates in accordance with contracted technical specifications. Our existing launch and in-orbit insurance policies include, and any future policies that we obtain can be expected to include, specified exclusions, deductibles and material change limitations. Typically, these insurance policies exclude coverage for damage or losses arising from acts of war, anti-satellite devices, electromagnetic or radio frequency interference and other similar potential risks for which exclusions are customary in the industry at the time the policy is written. In addition, they typically exclude coverage for satellite health-related problems affecting our satellites that are known at the time the policy is written or renewed. Any claims under existing policies are subject to settlement with the insurers and may, in some instances, be payable to our customers.

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

We are subject to significant and intensifying competition within the satellite industry and from other providers of communications capacity. Our failure to compete effectively would result in a loss of revenues and a decline in profitability, which would adversely affect our results of operations, business prospects and financial condition.

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

Our business is also subject to competition from ground based forms of communications technology. For many point-to-point and other services, the offerings provided by terrestrial companies can be more competitive than the services offered via satellite. A number of companies are increasing their ability to transmit signals on existing terrestrial infrastructures, such as fiber optic cable, DSL (digital subscriber line) and terrestrial wireless transmitters often with funding and other incentives provided by government. See “Item 4B. Business overview — Competition.” The ability of any of these companies to increase their capacity and/or the reach of their network significantly would likely result in a decrease in the demand for our services. Increasing availability of capacity from other forms of communications technology can create an excess supply of telecommunications capacity, decreasing the prices we would be able to charge for our services under new service contracts and thereby negatively affecting our profitability. New technology could render satellite-based services less competitive by satisfying consumer demand in other ways. We also compete for local regulatory approval in places where more than one provider may want to operate, and with other satellite operators for scarce frequency assignments and a limited supply of orbital locations. Our failure to compete effectively could result in a loss of revenues and a decline in profitability, a decrease in the value of our business and a downgrade of our credit rating, which would restrict our access to the capital markets.

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

The implementation of new technologies or the improvement of existing technologies may reduce the transponder capacity needed to transmit a given amount of information thereby reducing the total demand for capacity. For example, improvements in signal compression could allow our customers to transmit the same amount of data using a reduced amount of capacity. The introduction of Ka-band, high throughput satellites, such as ViaSat-1 and Jupiter 1, which are able to transmit substantially more content per transponder than pre-existing Ka-band satellites, may decrease demand and/or prices for pre-existing Ka-band capacity, as well as C-band and Ku-band capacity. Additional Ka-band, high throughput satellites are currently under construction. While we own the Canadian Payload on ViaSat-1, the introduction of more Ka-band, high throughput satellites by other operators into the markets in which we participate, could have a material adverse effect on our results of operations, business prospects and financial condition.

Telesat’s business may be negatively impacted by the growth of “over-the-top” (“OTT”) video distribution (e.g., Netflix). This type of distribution involves delivery of broadcasting services through an internet service provider that is not involved in the control or distribution of the content itself. The growth of OTT distribution may have a negative impact on the demand for the services of some of Telesat’s large customers in the video distribution business and could result in lower demand for our satellite capacity.

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

For the year ended December 31, 2014, our top five customers together accounted for approximately 51% of our revenues. At December 31, 2014, our top five backlog customers together accounted for approximately 85% of our backlog. If any of our major customers chose to not renew their contracts at the expiration of the existing terms or sought to negotiate concessions, particularly on price, that could have a material adverse effect on our results of operations, business prospects and financial condition. Our customers could experience a downturn in their business or find themselves in financial difficulties, which could result in their ceasing or reducing their use of our services (or becoming unable to pay for services they had contracted to buy). In addition, some of our customers’ industries are undergoing significant consolidation, and our customers may be acquired by each other or other companies, including by our competitors. Such acquisitions could adversely affect our ability to sell services to such customers and to any end-users whom they serve. Some customers have in the past defaulted, and our customers may in the future default, on their obligations to us due to bankruptcy, lack of liquidity, operational failure or other reasons. Such defaults could adversely affect our revenue, operating margins and cash flows. If our contracted revenue backlog is reduced due to the financial difficulties of our customers, our revenue, operating margins and cash flows would be further negatively impacted.

We operate in a highly regulated industry and government regulations may adversely affect our ability to sell our services, or increase the expense of such services or otherwise limit our ability to operate or grow our business.

As an operator of a global satellite system, we are regulated by government authorities in Canada, the United States and other countries in which we operate.

In Canada, our operations are subject to regulation and licensing by Industry Canada pursuant to the Radiocommunication Act (Canada) and by the Canadian Radio-Television and Telecommunications Commission (“CRTC”), under the Telecommunications Act (Canada). Industry Canada has the authority to issue licenses, establish standards, assign Canadian orbital locations, and plan the allocation and use of the radio frequency spectrum, including the radio frequencies upon which our satellites and earth stations depend. The Minister responsible for Industry Canada has broad discretion in exercising this authority to issue licenses, fix and amend conditions of licenses, and to suspend or even revoke them. The CRTC has authority over the allocation (and reallocation) of satellite capacity to particular broadcasting undertakings. Some of our service agreements are subject to CRTC approval. We are required to pay different forms of “universal service” charges in Canada and have certain research and development obligations that do not apply to other satellite operators with which we compete. These rates and obligations could change at any time. In 2014, the CRTC commenced an inquiry to examine satellite services offered in Canada, including the rates charged by satellite operators. The results of that inquiry may affect Telesat’s regulatory framework and could result in more onerous restrictions being imposed on our business or could otherwise have an adverse effect on our operations and financial results. In the United States, the Federal Communications Commission (“FCC”) regulates the provision of satellite services to, from or within the United States. Certain of our satellites are owned and operated through a U.S. subsidiary and are regulated by the FCC. In addition, to facilitate the provision of FSS satellite services in C-, Ku- and Ka-band frequencies in the United States market, foreign licensed operators can apply to have their satellites placed on the FCC’s Permitted Space Station List. Our Anik Fl, Anik FlR, Anik F2, Anik F3 and Telstar 14R/Estrela do Sul 2 satellites are currently on this list. The export from the United States of satellites and technical information related to satellites, earth station equipment and provision of services to certain countries are subject to State Department, Commerce Department and Treasury Department regulations, in particular the International Traffic in Arms Regulations (“ITAR”), which currently include satellites on the list of items requiring export permits. These ITAR provisions have constrained our access to technical information and have had a negative impact on our international consulting revenues. In addition, we and our satellite manufacturers may not be able to obtain and maintain necessary export authorizations, which could adversely affect our ability to procure new United States-manufactured satellites; control our existing satellites; acquire launch services; obtain insurance and pursue our rights under insurance policies; or conduct our satellite-related operations and consulting activities.

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

The ITU Radio Regulations also establish operating procedures for satellite networks and prescribe detailed coordination, notification and recording procedures. With respect to the frequencies used by commercial geostationary satellites, the ITU Radio Regulations set forth a process for protecting earlier-registered satellite systems from interference from later-registered satellite systems. In order to comply with these rules, we must coordinate the operation of our satellites, including any replacement satellite that has performance characteristics that are different from those of the satellite it replaces, with other satellites. This process requires potentially lengthy and costly negotiations with parties who operate or intend to operate satellites that could affect or be affected by our satellites. For example, as part of our coordination effort on Telstar 12, we agreed to provide four 54 MHz transponders on Telstar 12 to Eutelsat S.A. (“Eutelsat”) for the life of the satellite and have retained risk of loss with respect to those transponders. We also granted Eutelsat the right to acquire, at cost, capacity on the replacement satellite for Telstar 12. In addition, the Russian Satellite Communications Company (“RSCC”) is launching a satellite to operate at 14° WL, adjacent to the location of our Telstar 12 at 15° WL. In the fourth quarter of 2013, we resolved a longstanding coordination issue with RSCC regarding priority rights over certain frequencies. Pursuant to our coordination agreement with RSCC, we will be required to cease using certain frequencies on our Telstar 12 satellite as soon as RSCC’s satellite is launched and commences service, which will require us to relocate some of our customers on to alternate frequencies.

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

As of December 31, 2014, we had outstanding Senior Secured Credit Facilities consisting of: a $425 million Term Loan A maturing in March 2017; a $138 million Term Loan B maturing in March 2019; and a USD $1,715 million Term Loan B maturing in March 2019. Together with our $140 million Revolving Credit Facility, the U.S. Term Loan B is subject to a springing maturity which will occur on February 13, 2017 if our Senior Notes are not refinanced by that date. We will need to refinance all or a portion of this indebtedness on or before maturity. Disruptions in the financial markets have occurred in the past and are likely to reoccur again in the future, which could make it more difficult to renew or extend the facilities at current commitment levels, on similar terms or at all. A reduced commitment from the lenders, increased borrowing costs or modification to the financial covenant would result in an increase in our financing costs and/or a decrease in our liquidity, which could adversely affect our growth, our financial condition, our results of operations and our ability to make payments on our debt, including repayments on our Senior Notes when they become due.

Significant changes in exchange rates could have a material adverse effect on our financial results.

Our main foreign currency exposures as at December 31, 2014 lie in our U.S. dollar denominated cash and short term investments, and debt financing. In addition, approximately 49% of our revenues for the year ended December 31, 2014, a substantial portion of our expenses and our capital expenditures are denominated in U.S. dollars. To date, our use of forward currency contracts and other currency hedges has been limited and may not adequately protect us from foreign exchange risk.

As a result of a decrease in the value of the Canadian dollar at December 31, 2014 compared to December 31, 2013, we recorded a mainly non-cash foreign exchange loss of approximately $241 million, prior to the impact of any hedging instruments. For the year ended December 31, 2014, a five percent increase (decrease) in the value of the U.S. dollar against the Canadian dollar would have increased (decreased) our indebtedness by $152 million, increased (decreased) our revenues by $21 million and increased (decreased) our operating expenses by $4 million. This analysis assumes that all other variables remain constant.

A portion of our revenues come from contracts which are denominated in Brazilian Reais. Any decrease in the value of the Brazilian Reais against the Canadian dollar will reduce our revenues.

Significant changes in exchange rates could materially increase our interest and other payment obligations under our financing arrangements.

As at December 31, 2014, the Canadian dollar equivalent of our debt denominated in U.S. currency was $3,039 million. This U.S. dollar denominated debt consists of a USD $1,715 million Term Loan B facility and USD $900 million of Senior Notes. As at December 31, 2014, every $0.01 change in the value of the Canadian dollar against the U.S. dollar would have increased or decreased our indebtedness by $30 million.

Changes in exchange rates impact the amount that we pay in interest, and may significantly increase the amount that we are required to pay in Canadian dollar terms to redeem our Senior Notes, either at maturity, or earlier if redemption rights are exercised or other events occur which require us to offer to purchase our Senior Notes prior to maturity, and to repay funds drawn under the portions of the Senior Secured Credit Facility denominated in U.S. dollars.

For the year ended December 31, 2014, approximately 51% of our revenues were received in currencies other than the U.S. currency, the majority of which were in Canadian currency. The revenues that we receive in U.S. currency may mitigate a portion of our exchange rate risk, but do not fully protect us from that risk. As at December 31, 2014, we had no forward currency contracts or other currency hedges in place.

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

Any delays in the design, construction or launch of our satellites could have a material adverse effect on our business, financial condition and results of operations. There is a limited number of manufacturers that are able to design and build satellites according to the technical specifications and standards of quality we require, including Airbus Defence and Space, Thales Alenia Space, Boeing, Lockheed Martin, MELCO, Orbital and SS/L. There is also a limited number of suppliers able to launch such satellites, including International Launch Services, Arianespace, Mitsubishi Heavy Industries, Space X, Lockheed Martin and Sea Launch. Should any of our suppliers’ businesses fail, it would reduce competition and could increase the cost of satellites and launch services. Adverse events with respect to any of our manufacturers or launch suppliers could also result in the delay of the design, construction or launch of our satellites. For example, many of our recent launches were provided by International Launch Services, an entity owned by the Russian government. In response to the current situation involving the Russian Federation in the Ukraine, various governments have implemented, or are considering implementing, economic and other sanctions against Russia and its interests. U.S. law requires satellite manufacturers to obtain a license from the U.S. goverment for the exportation of certain prescribed U.S. technologies, if the exportation of the technology is to a Russian counterparty. Virtually all satellites manufactured outside of China contain prescribed U.S. technology. Should the U.S. implement sanctions which would have the effect of blocking the export of satellites containing prescribed U.S. technologies to Russian-controlled launch providers, it would lead to a reduction in launch alternatives and, as a result, could lead to increased launch costs in the future, which could have an adverse impact on our business.

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

The assets listed on our consolidated balance sheets as of December 31, 2014 include goodwill valued at approximately $2,447 million and other intangible assets valued at approximately $821 million. A valuation of goodwill and other intangible assets (such as orbital locations) with indefinite useful lives is undertaken on an annual basis, or whenever events or changes in circumstances indicate that the carrying amount is likely to exceed their recoverable amount. We measure for impairment using a projected discounted cash flow method and confirm the assessment using other valuation methods. If the asset’s carrying value is more than its recoverable amount, the difference is recorded as a reduction in the amount of the asset on the balance sheet and an impairment charge in the statement of earnings. Testing for impairment requires significant judgment by management to determine the assumptions used in the impairment analysis. Any changes in the assumptions used could have a material impact on the impairment analysis and result in an impairment charge. We cannot predict whether an event that triggers impairment will occur, when it will occur or how it will affect the reported asset values. If our goodwill or other intangible assets are deemed to be impaired in whole or in part, we could be required to reduce or write off such assets, which could have a material adverse effect on our financial condition.

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

Our operations internationally are subject to risks that are inherent in conducting business globally. We are subject to compliance with the United States Foreign Corrupt Practices Act (“FCPA”) and other similar anti-corruption laws, which generally prohibit companies and their intermediaries from making improper payments to foreign government officials for the purpose of obtaining or retaining business. While our employees and contractors are required to comply with these laws, we cannot be sure that our internal policies and procedures will always protect us from violations of these laws, despite our commitment to legal compliance and corporate ethics. Violations of these laws may result in severe criminal and civil sanctions as well as other penalties, and the SEC and U.S. Department of Justice have increased their enforcement activities with respect to the FCPA. The occurrence or allegation of these types of risks may adversely affect our business, performance, financial condition, and results of operations.

Enforcement of civil liabilities against us may be more difficult because we are a Canadian corporation.

Telesat Holdings, Telesat Canada and certain guarantors of our Senior Notes are formed under the laws of Canada. Several of the Co-Issuers’ directors and officers are residents of Canada, and a substantial portion of their assets as well as a substantial portion of the assets of Telesat and the guarantors of our Notes are located outside the United States. It may be difficult for holders of our Notes to effect service within the United States upon directors and officers who are not residents of the United States in order to institute actions in United States courts predicated upon civil liability under U.S. federal or state securities laws or other laws of the United States. There is some doubt as to the enforceability in Canada in original actions, or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated upon the U.S. federal securities laws. The courts of Canada may not: (a) enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States; or (b) enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States.

Risks Related to our Indebtedness and our Senior Notes

Our substantial debt may adversely affect our cash flow and prevent us from fulfilling our obligations under our Senior Notes and our other outstanding indebtedness.

We have a significant amount of debt. As of December 31, 2014, we had total debt of USD $3,099 million at an exchange rate of USD $1.00/$1.1621, the spot rate in effect as of December 31, 2014, as reported by Bloomberg. Our total debt by currency consists of $563 million and USD $2,615 million.

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

Our Senior Notes are effectively subordinated to the co-issuers’ and the guarantors’ indebtedness under our Senior Secured Credit Facilities and any other future secured debt to the extent of the value of the assets securing such debt.

Our Senior Notes, and each guarantee of our Senior Notes, are unsecured and therefore are effectively subordinated to any secured debt that the co-issuers or the guarantors may incur to the extent of the value of the assets securing such debt. In the event of a bankruptcy or similar proceeding involving a co-issuer or guarantor, the assets which serve as collateral for any secured debt will be available to satisfy the obligations under the secured debt before any payments are made on our Senior Notes. At December 31, 2014, we had outstanding secured indebtedness of USD $2,199 million at an exchange rate of USD $1.00/CAD $1.1621 (total secured debt by currency consists of $563 million and USD $1,715 million and $140 million of unused available revolving capacity under our Senior Secured Credit Facilities, not giving effect to outstanding letters of credit). Our Senior Notes are effectively subordinated to any borrowings under our current or future senior credit facilties and our other secured debt to the extent of the value of the assets securing such debt.

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

Our ability to make payments on, or repay or refinance our debt, including our Senior Notes, and to fund planned capital expenditures will depend largely upon our future operating performance. Our future performance, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. In addition, our ability to borrow funds in the future to make payments on our debt will depend on the satisfaction of the covenants in our Senior Secured Credit Facilities and in the indenture governing our Senior Notes and other agreements we may enter into in the future. Specifically, we need to maintain a certain senior secured leverage ratio under our Senior Secured Credit Facilities and failure to comply with this maintenance covenant will result in an event of default. The indenture governing our Senior Notes also contains limitations on our ability to incur additional debt. We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under our Senior Secured Credit Facilities or from other sources in an amount sufficient to enable us to pay our debt, including the Senior Notes, or to fund our other liquidity needs. As of December 31, 2014, we had $140 million of unused available revolving capacity under our senior credit facilities (not giving effect to outstanding letters of credit). In addition, if the capital market conditions that prevailed in the latter part of 2008 and early 2009 were to return, our ability to raise additional capital to refinance our debt or to fund our operations may be significantly impaired.

If our cash flows and capital resources are insufficient to service our indebtedness, we may be forced to reduce or delay capital expenditures, sell assets, seek additional capital or restructure or refinance our indebtedness, including the Senior Notes. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. Our ability to restructure or refinance our debt will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. In addition, the terms of existing or future debt agreements, including our Senior Secured Credit Facilities and the indenture governing our Senior Notes, may restrict us from adopting some of these alternatives. In the absence of such operating results and resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations. We may not be able to consummate those dispositions for fair market value or at all. Furthermore, any proceeds that we could realize from any such dispositions may not be adequate to meet our debt service obligations then due.

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

If our cash flow and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance our indebtedness. We may not be able to effect any such alternative measures on commercially reasonable terms or at all and, even if successful, those alternative actions may not allow us to meet our scheduled debt service obligations. The credit agreement governing our Senior Secured Credit Facilities and the indenture governing our Senior Notes restrict our ability to dispose of assets and use the proceeds from those dispositions and may also restrict our ability to raise debt or equity capital to be used to repay other indebtedness when it becomes due. We may not be able to consummate those dispositions or to obtain proceeds in an amount sufficient to meet any debt service obligations then due.

We may be unable to make a change of control offer required by the indenture governing our Senior Notes, which would cause defaults under the Indenture and our Senior Secured Credit Facilities.

The terms of our Senior Notes require us to make an offer to purchase the Senior Notes upon the occurrence of a change of control at a purchase price equal to 101% of the principal amount of the Senior Notes, plus accrued interest to the date of the purchase. Additionally, under our Senior Secured Credit Facilities, a change of control (as defined therein) constitutes an event of default that permits the lenders to accelerate the maturity of all outstanding principal and interest and terminate their commitments to lend. In addition, our other financing arrangements may require repayment of amounts outstanding in the event of a change of control and may, therefore, limit our ability to fund the repurchase of our Senior Notes in certain circumstances. It is possible that we will not have sufficient funds at the time of the change of control to make the required repurchase of our Senior Notes or that restrictions in future financing agreements will not allow the repurchases.

Holders of our Senior Notes may not be able to determine when a change of control giving rise to their right to have the Senior Notes repurchased has occurred following a sale of “substantially all” of our assets.

The definition of change of control in the indenture governing our Senior Notes includes a phrase relating to the sale of “all or substantially all” of our assets. There is no precise established definition of the phrase “substantially all” under applicable law. Accordingly, the ability of a holder of our Senior Notes to require us to repurchase the Senior Notes as a result of a sale of less than all our assets to another person may be uncertain.

Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.

Borrowings under our Senior Secured Credit Facilities are at variable rates of interest and expose us to interest rate risk. Assuming all revolving loans are fully drawn, each quarter point change in interest rates would result in a $6.7 million change in annual interest expense on indebtedness under our Senior Secured Credit Facilities. We have entered into, and in the future we may enter into, interest rate swaps that involve the exchange of floating for fixed rate interest payments in order to reduce interest rate volatility. However, we may not maintain interest rate swaps with respect to all or any of our variable rate indebtedness, and any swaps we enter into may not fully mitigate our interest rate risk, may prove disadvantageous or may create additional risks, including risks discussed in “— Risks related to our business” above.

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

Under the Telesat Canada Reorganization and Divestiture Act (“Telesat Divestiture Act”), Telesat Canada (as a corporate entity) is subject to certain special conditions and restrictions. The Telesat Divestiture Act provides that no legislation relating to the solvency or winding-up of a corporation applies to Telesat Canada and in no case shall the affairs of Telesat Canada be wound up unless authorized by an Act of the Parliament of Canada. As a result of such legislative provisions, Telesat Canada and its creditors, including creditors under our Senior Secured Credit Facilities, holders of our Senior Notes may not have recourse to the usual rights, remedies and protections under applicable bankruptcy and insolvency laws, including the imposition of a stay of proceedings, or a regulated and orderly process to settle or compromise claims and make distributions to creditors, or recourse to fraudulent preference or conveyance laws. The effect of the Telesat Divestiture Act upon an insolvency of Telesat Canada has not been considered by a Canadian court and, accordingly, the application of Canadian federal bankruptcy and insolvency laws and provincial receivership and fraudulent conveyance and assignment and preference laws, and the exercise by a Canadian court of any judicial discretion which could affect the enforcement of rights and remedies or other equitable relief against Telesat Canada in the context of an insolvency, is uncertain. To the extent bankruptcy and insolvency laws do not apply to Telesat Canada, its creditors may individually seek to pursue any available rights or remedies, as secured or unsecured creditors as the case may be, against Telesat Canada and its assets. The assets of Telesat Canada only (including its shares in its subsidiaries) are subject to the Telesat Divestiture Act, but the assets of the guarantors, including the subsidiary guarantors, are not. These restrictions may have a material impact on the sale of Telesat Canada or its assets in any bankruptcy or reorganization scenario.

The guarantees associated with our Senior Notes may not be enforceable because of fraudulent preference or conveyance laws.

Fraudulent conveyance laws in the United States and Canada have been enacted for the protection of creditors. Under these fraudulent preference or conveyance laws, a United States or Canadian court could subordinate the guarantees granted under the indenture governing our Notes to the guarantors’ present and future indebtedness and a United States or Canadian court could take other actions detrimental to your interests as a holder of our Senior Notes, including voiding the guarantees and payments made under the guarantees. The United States or Canadian courts could take that action if it found that at the time the guarantee was incurred, such guarantor:

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

We believe that, at the time the guarantors initially incurred the debt represented by the guarantees, the guarantors:

•	did not have the intent of hindering, delaying or defrauding any creditors;
•	did not receive less than reasonably equivalent value or fair consideration for incurring the debt;
•	were not insolvent or rendered insolvent by the incurrence;
•	had sufficient capital to run our or their businesses effectively;
•	were able to pay obligations on our Senior Notes and the guarantees, together with their other debts, as they mature or become due; and
•	did not incur the debt with a view to, nor did the incurrent have the effect of, giving a preference over any other creditors.

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

An active market for our Senior Notes may not develop or, if developed, it may not continue. Historically, the market for non-investment-grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to our Senior Notes. The market, if any, for any of our Senior Notes may experience similar disruptions and any such disruptions may adversely affect the prices at which you may sell your Senior Notes. In addition, our Senior Notes may trade at a discount from their initial offering price, depending upon prevailing interest rates, the market for similar Senior Notes, our performance and other factors. The liquidity of the trading market in our Senior Notes, and the market price quoted for our Senior Notes, may be adversely affected by changes in the overall market for fixed income securities and by changes in our financial performance or prospects or in the prospects for companies in our industry in general. As a result, we cannot assure you that an active trading market will develop. If no active trading market develops, you may not be able to resell your Senior Notes at a favorable price or at all.

You should not rely on Telesat LLC in evaluating an investment in our Senior Notes.

Telesat LLC was formed in connection with the initial funding of the Telesat Canada Acquisition in 2007 and for the issuance of notes and currently has no independent operations and no assets and generally will be prohibited from engaging in any material business activities, except in connection with the incurrence of indebtedness permitted under the indenture governing our Senior Notes, including guaranteeing or borrowing under our Senior Secured Credit Facilities, and activities incidental thereto. You should therefore not rely upon Telesat LLC in evaluating whether to invest in our Senior Notes.

Our significant shareholders may have interests that conflict with the interests of bondholders.

Loral owns 62.8% of the economic interest of Telesat Holdings, and PSP Investments owns 35.3%. We are controlled by our board of directors comprised of ten members, three nominated by Loral, three nominated by PSP Investments and four independent directors selected by a nominating committee comprised of one PSP Investments nominee, one Loral nominee and one of the independent directors then in office. Loral and PSP Investments together can effectively control any vote. Additionally, Loral has veto rights with respect to certain decisions pertaining to Telesat Holdings that require shareholder approval. Circumstances may occur in which the interests of these shareholders could be in conflict with the interests of the holders of our Senior Notes. In addition, these shareholders may have an interest in pursuing acquisitions, divestitures, additional financing activities or other transactions that, in their judgment, could enhance their equity investment, even though such transactions might involve risks to the holders of our Senior Notes if the transactions resulted in our acquiring more debt or significantly changed the nature of our business operations or strategy. In addition, if we encounter financial difficulties, or we are unable to pay our debts as they mature, the interests of our shareholders might conflict with those of the holders of our Senior Notes. In that situation, for example, the holders of our Senior Notes might want us to raise additional equity from existing shareholders or other investors to reduce our leverage and pay our debts, while existing shareholders might not want to increase their investment in us or have their ownership diluted and may instead choose to take other actions, such as selling our assets.

Various funds affiliated with MHR Fund Management (“MHR”) held, as of December 31, 2014, approximately 38.0% of Loral’s outstanding voting common stock and 57.1% of Loral’s total outstanding voting and non-voting common stock. Mark H. Rachesky, M.D., chairman of our board of directors and non-executive chairman of the board of directors of Loral, is the co-founder and president of MHR.

Item 4. Information on the Company

A. History and development of the Company.

Telesat Interco Inc. (“Telesat Interco”) was incorporated under the Canada Business Corporations Act (the “CBCA”) on November 6, 2006 in contemplation of an acquisition of Telesat Canada and the related transfer of Loral Skynet to Telesat Canada, which we refer to as “the Telesat Canada transaction”. Telesat Canada was originally formed in 1969 by the Telesat Canada Act, or the Telesat Act. In 1972, Telesat Canada launched the world’s first domestic commercial satellite in geostationary orbit and continued as a pioneer in technical and commercial innovation with the first commercial Ku-band satellite in 1978, Canada’s first DBS satellite in 1999 and the first consumer 2-way Ka-band broadband Internet service via satellite in 2004. Since the mid-1970’s, Telesat has provided satellite services for voice, data and broadcast communications across Canada, including the far north, bringing to those isolated areas services similar to ones available in major centres. As part of its government divestiture, pursuant to the Telesat Divestiture Act, Telesat Canada was continued on March 27, 1992 under the CBCA, the Telesat Act was repealed and the government sold its shares in Telesat Canada to Alouette Telecommunications Inc. (“Alouette”), which subsequently became a wholly-owned subsidiary of BCE. Alouette was amalgamated with Telesat Canada on January 1, 2007 under the name “Telesat Canada”. On October 31, 2007, Telesat Canada amalgamated with 436320 Canada Inc., a wholly-owned subsidiary of Telesat Interco, to continue as Telesat Canada.

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

PSP Investments, through its wholly-owned subsidiary, Red Isle Private Investments Inc. (“Red Isle”), contributed to Telesat Holdings USD $525 million in cash in exchange for (a) shares of 7% fixed rate senior non-convertible PIK mandatorily redeemable preferred stock of Telesat Holdings, (b) common shares of Telesat Holdings representing approximately 30% of the participating equity of Telesat Holdings, and (c) voting participating preferred shares of Telesat Holdings representing approximately 6% of the participating equity of Telesat Holdings. The voting participating preferred shares are convertible into common shares on a one-for-one basis and have all of the rights of common shares, except that they do not have the right to vote for the election of directors of Telesat Holdings. The voting participating preferred shares do not have any liquidation preference or dividend rights above the common shares. In a related transaction, Red Isle transferred to Telesat Holdings $55,163,172, representing the market value of certain foreign exchange contracts entered into by Red Isle, in exchange for the issuance to Red Isle of a portion of the 36% equity shareholding acquired by Red Isle, in the form of voting participating preferred shares. We refer to these equity contributions as the “Equity Financing”.

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

Telesat Reorganization

Immediately following the Telesat Canada acquisition, (i) all of the shares of Telesat Canada acquired by Telesat Interco in the Telesat Canada acquisition were transferred to 4363230 Canada Inc. in exchange for the issuance to Telesat Interco of common shares of 4363230 Canada Inc.; (ii) 4363230 Canada Inc. and Telesat Canada were amalgamated under the name “Telesat Canada”; and (iv) the Loral Skynet Business acquired by Telesat Holdings was transferred to Telesat Interco, and then to Telesat Canada, in exchange for the issuance to Telesat Interco of common shares of Telesat Canada. These transactions are referred to as the “Telesat Reorganization”.

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

B. Business overview

We are a leading global fixed satellite services operator, with facilities around the world. Our global satellite fleet and ground infrastructure provide a powerful international platform supporting (i) strong video distribution and DTH neighborhoods in North America characterized by long-term contracts with blue chip customers and significant contractual backlog, (ii) an efficient enterprise and government services business that provides North American customers with end-to-end communications services, and (iii) a strong international video distribution, enterprise services and government services business.

Through our deep commitment to customer service and focus on innovation and technical expertise, we have developed strong relationships with a diverse range of high-quality customers, including many of the world’s largest video and data service providers. Our current customers include North American DTH providers Bell TV, Shaw Direct and EchoStar/DISH Network, and leading telecommunications and media firms such as AMC Networks, Bell Media, Canadian Broadcasting Corporation and HBO.

Our North American Broadcast and Enterprise Services customer service contracts are typically multi-year in duration and, in the past, we have successfully contracted all or a significant portion of a satellite’s capacity prior to commencing construction. As a result, we had approximately $4.5 billion in contracted revenue backlog as of December 31, 2014. See “Business overview — Sales and Marketing —  Revenue Backlog” for additional information.

The North American focused part of our satellite fleet is comprised of Anik F1R, Anik F2, Anik F3, Nimiq 1, Nimiq 2, Nimiq 4, Nimiq 5, Nimiq 6, certain beams on Anik G1, and the Canadian payload on ViaSat-1. The international focused part of our satellite fleet is comprised of Anik F1, Telstar 11N, Telstar 12, Telstar 14R/Estrela do Sul 2, Telstar 18 and certain beams on Anik G1. Our Telstar 12 VANTAGE satellite, which is currently under construction and expected to be launched in late 2015, will replace our Telstar 12 satellite and expand upon the services we are able to provide from our 15° WL orbital location. We also manage the operation of additional satellites for third parties.

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

Satellite Communication Benefits

Satellite operators compete with terrestrial network operators (e.g., cable, DSL, fiber optic, cellular/wireless and microwave transmission) in the market for video, data and voice communication services. We believe that satellite services have several advantages over these competing communication platforms, including:

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

Terrestrial alternatives, such as fiber optic cable, are superior to satellite in some circumstances and can be used in conjunction with satellite to provide a hybrid network that makes use of the inherent advantages of both technologies. Generally, in areas well-served by terrestrial networks or for point-to-point communications, terrestrial alternatives may have a cost advantage, while more dispersed, point-to-multipoint communications may be better served by satellite. See “Business overview — Competition” for additional information about terrestrial based-services.

Satellite Services

Satellite services can be used for a variety of content distribution, data communications and other applications:

•	TV Programming Distribution: Throughout the world, satellites are routinely used for delivering television programming to cable and other terrestrial networks. The ability to uplink the content once, and distribute it to thousands of cable headends and other video aggregation facilities over broad geographic areas makes satellite technology a compelling value for distributors of television programming because the cost of distribution is often based on the amount of content being distributed, irrespective of the number of receive sites or the distance from the uplink sites to the receive sites.
•	Direct-To-Home Video: The same dynamics that make satellite technology ideal for distributing television programming to terrestrial networks also make it ideal for delivering television programming directly to consumers using smaller antennas, or satellite dishes, and satellite capacity. This is known as “Direct-To-Home” or “DTH” video broadcasting.
•	Corporate Networks: Satellite services enable rapid and reliable communications solutions to be deployed in geographically diverse locations. Services are generally provided via either point-to-point links which directly connect two locations, or via Very Small Aperture Terminal (“VSAT”) networks which use small user antennas to connect multiple locations either to each other or to a central site. VSATs are used for a wide variety of purposes including:
•	Transaction processing and data transfer: VSAT networks can be used by retail chains for rapid credit and debit card authorization and inventory control and by banks to connect automated teller machines to processing computers.
•	Remote communications and internet access: In the developing world, terrestrial networks may be unavailable, unreliable or more expensive than satellite networks, and satellite technology may be the only available means of international communication. Satellite networks often provide the only way for businesses in the oil and gas, mining and forestry industries to reach their remote locations. Even in regions where developed terrestrial infrastructure exists, VSAT networks may be the preferred option for creating a single corporate network without the complexity, operational difficulties and risks inherent in linking multiple terrestrial networks that serve different geographic areas.
•	Maritime and aeronautical communications: Planes and ships traverse vast distances where satellite is often the only option for today’s communication requirements.
•	Carrier Services: Satellite services support rural and remote telephony, cellular and data services including backhaul and infrastructure.
•	Government Services: Governments use satellite services to address many of the same communications requirements as commercial enterprises. In addition, satellites are well suited to meet government requirements for security as satellite networks bypass local terrestrial networks allowing governments to operate more securely outside of their home countries. Using satellite networks, governments can quickly and easily bring up and turn down sites around the globe for intelligence and defense requirements, for communicating with ships at sea, for disaster response, and for bringing both basic and advanced communication services to rural and remote areas.

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

Key factors expected to drive FSS growth in this decade are as follows:

•	Video Services — FSS operators are experiencing strong demand for satellite capacity for both video distribution and contribution. This includes a growing number of HDTV channels, which require two-to-three times more bandwidth than standard definition channels. New forms of content and enhanced services such as Ultra HD are also expected to drive demand for capacity.
•	Military Satellite Communications (“Milsatcom”) — The U.S. Government is the single largest user of commercial satcom and most of this use relates to U.S. Department of Defense (DoD) operations. FSS demand from the U.S. military and defense agencies around the world has been adversely affected in recent years by reduced spending, troop withdrawals and gains in network efficiencies that support higher data rates over the same amount of bandwidth. However, Milsatcom demand is expected to increase in the second half of the decade. Commercial FSS supports secure communications, surveillance, reconnaissance, mobile communications, including support for Unmanned Aerial Vehicles (UAVs), logistics, troop welfare and a host of other services.
•	Government Digital Inclusion — Digital inclusion projects — bringing broadband services to rural and remote communities and those with limited terrestrial infrastructure — are an important and growing application being supported by civilian agencies in both developed and developing nations.
•	Resource Sector — FSS demand in the resource sector has largely been driven by oil and gas exploration, and the level of such exploration has largely been driven by global economic growth. Increased oil supply and reduced economic growth in many countries, have led to decreased prices and a slowdown in exploration and production in many parts of the world. As a result, a number of energy projects are being scaled back or put on hold, which has adversely affected current demand for satellite capacity for the networks that support these activities. However, service providers to the oil and gas and resource industries expect that the outlook for increasing levels of exploration and extraction is favorable in the long-term.
•	Cellular Backhaul — Mobile subscribers have been growing rapidly around the world and particularly across Latin America, Africa, the Middle East and Asia where telecom infrastructure is limited. This has resulted in mobile operators in developing regions contracting for FSS capacity to support backhaul services. Cellular backhaul services utilize VSATs that can be deployed quickly, helping mobile operators gain market share and extended reach while avoiding large capital outlays for infrastructure. Future growth in satellite services is anticipated as mobile subscribers in satellite dependant regions move to smart phones and use more data intensive applications, including video streaming.
•	Transportation (Maritime and Aeronautical Services) — As broadband connectivity becomes more central to businesses and individuals, the need to stay connected has spread to locations that cannot readily access terrestrial networks. Commercial maritime vessels including cruise ships, cargo carriers, container vessels and oil tankers are making greater use of full-time broadband to improve operations and support crew morale. Aeronautical broadband for in-flight passenger communications is also growing and has become another main driver of demand as airlines around the world continue to implement in-flight Wi-Fi in passenger cabins.
•	Corporate Networks in the Developing World — As economic growth accelerates in developing parts of the world with poor terrestrial infrastructure, corporate enterprises expanding their activities in these regions drive demand for increased satellite capacity. Latin America and Africa are among the regions seeing strong expansion in satellite VSAT services supporting corporate networks. Banking is among the segments driving this growth along with multinational corporations expanding their presence in developing regions.
•	Two-way Internet Services — Ka-band satellite services support broadband internet access for consumers and small businesses. The capabilities of today’s high-throughput satellites allow broadband speeds significantly higher than earlier generation satellites and comparable to many terrestrial alternatives.

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

Available supply of satellite capacity varies significantly by region, frequency and customer requirements. Existing satellite operators that have orbital locations with a significant number of remote satellite dishes pointed at them have a meaningful competitive advantage over potential new entrants. With respect to video distribution, “neighborhoods” develop where many thousands of cable headends or millions of consumer satellite dishes are pointed at a specific orbital location or locations. Due to the often prohibitive cost of re-pointing dishes, video distribution networks and other networks with a significant number of remote satellite sites have a strong preference for securing expansion satellite capacity from satellites located at the orbital location(s), or neighborhoods, at which their or their customers’ satellite dishes are pointed.

High throughput satellite (HTS) capacity is becoming increasingly available. HTS rely on multiple spot beams and frequency reuse to deliver greatly increased throughput versus conventional satellites for the same amount of allocated frequency.

Competitive Strengths

Our business is characterized by the following key competitive strengths:

Leading Global FSS Operator

We are the fourth largest FSS operator in the world and the largest in Canada, with a strong and growing business. We have a leading position as a provider of satellite services in the North American video distribution market. We provide services to both of the major DTH providers in Canada, Bell TV and Shaw Direct, who together have approximately 2.6 million subscribers, as well as to EchoStar (DISH Network) in the United States, who has approximately 14 million subscribers. Our international satellites are well positioned to serve a number of emerging, high growth markets and serve a range of important customers in those markets. Telstar 11N provides service to American, European and African regions and aeronautical and maritime markets of the Atlantic Ocean Region. Telstar 12 provides intercontinental connectivity from the Americas to the Middle East. Telstar 14R/Estrela do Sul 2 offers high powered coverage of the Americas, the Gulf of Mexico, the Caribbean and the North Atlantic Ocean Region (“NAOR”). Telstar 18 delivers video distribution and contribution throughout Asia and offers connectivity to the U.S. mainland via Hawaiian teleport facilities. Our current enterprise services customers include leading telecommunications service providers as well as a range of network service providers and integrators, who provide services to enterprises, governments and international agencies and multiple ISPs.

Blue Chip Customer Base

We offer our broad suite of satellite services to more than 400 customers worldwide, which include some of the world’s leading television broadcasters, cable programmers, DTH service providers, ISPs, telecommunications carriers, corporations and government agencies. Over 45 years of operation, we have established long-term, collaborative relationships with our customers and have developed a reputation for creating innovative solutions and providing services essential for our customers to reach their end users. Our customers represent some of the strongest and most financially stable companies in their respective industries. These customers frequently commit to long-term contracts for our services, which enhances the predictability of our future revenues and cash flows and supports our future growth. Our customers include:

Broadcast:	North American DTH providers Bell TV, Shaw Direct, EchoStar (DISH Network), and leading telecommunications and media firms such as AMC Networks International, Bell Media, Canadian Broadcasting Corporation, HBO and NBC Universal.
Enterprise:	Bell Canada, BT, Embratel, Harris CapRock Communications, Lockheed Martin, Northwestel, Panasonic, Suncor and Xplornet Communications.

Consulting:	EchoStar, MacDonald, Dettwiler and Associates, SCT-Subsecretaria De Comunicaciones and ViaSat/WildBlue.

Large Contracted Backlog and Young Satellite Fleet Underpin Anticipated Growth and High Revenue Visibility

Historically, we have been able to generate strong cash flows from our operating activities due to the high operating margins in the satellite industry and our disciplined control of expenses. The stability of our cash flows is underpinned by our large revenue backlog. As of December 31, 2014, we had contracted backlog for future services of approximately $4.5 billion, which represents a multiple of approximately five times revenue for the year ended December 31, 2014. Of the approximately $4.5 billion backlog, we anticipate that approximately 15% will be recognized as revenue in 2015 and the balance to be recognized in 2016 and thereafter. We have been able to generate significant backlog by entering into long-term contracts with our customers, in some cases for all or substantially all of a satellite’s orbital maneuver life.

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

Portfolio of Orbital Real Estate

Telesat’s satellites occupy highly attractive orbital locations that provide the company with a leading position in many of the markets in which it operates due to the scarcity of available satellite spectrum and the strong neighborhoods Telesat has developed at these locations. Access to these orbital locations, coupled with the high capital intensity of the satellite industry, creates high barriers to entry in those markets. Telesat is licensed by Industry Canada to occupy a number of key orbital positions that are well-suited to serve the Americas and maintain its leading position in North America. The company’s international satellites also occupy highly desirable orbital locations that enable broad pan-regional service with interconnectivity between regions, making them attractive for both intra- and inter-regional services. Telesat has rights to additional spectrum, including Ka-band and RDBS band at certain existing orbital locations, including existing DBS locations.

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

Business Strategy

We are committed to continuing to provide the strong customer service and focus on innovation and technical expertise that have allowed us to successfully build our business to date. Building on our existing activities and large contracted revenue backlog, our focus will be on increasing the utilization of our existing satellite capacity, maintaining our operating efficiency and, in a disciplined manner, using our strong cash flows to grow our in-orbit satellite capacity and strengthen our business.

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

Increase Cash Flow and Maintain Strong Liquidity Profile

The satellite industry is characterized by a relatively fixed cost base that allows significant revenue growth with relatively minimal increases in operating costs, particularly for sales of satellite capacity. Thus, we anticipate that we can increase our revenues without proportional increases in our operating expenses, allowing us to expand our margins. We expect to continually review all aspects of our business to contain operating costs and to maintain and potentially improve our operating efficiency. To further enhance our liquidity, we have a $140 million Revolving Credit Facility that can be used for general corporate purposes including working capital and capital expenditures of which no amount was outstanding at December 31, 2014.

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

For the year ended December 31, 2014, we derived revenues from the following services:

Broadcast	51%
Enterprise Services	46%
Consulting and other	3%

Broadcast:  Our broadcast services business provided approximately 51% of our revenues for the year ended December 31, 2014. These services include:

•	DTH. Both Canadian DTH service providers (Bell TV and Shaw Direct) use our satellites as a distribution platform for their services, delivering television programming, audio and information channels directly to customers’ homes. In addition, our Anik F3 and Nimiq 5 satellites are used by EchoStar/DISH Network for DTH services in the United States.
•	Video Distribution and Contribution. Major broadcasters, cable networks and DTH service providers use our satellites for the full-time transmission of television programming. Additionally, we provide certain broadcasters and DTH service providers bundled, value-added services that include satellite capacity, digital encoding of video channels, authorization services and uplinking and downlinking services to and from our satellites and earth station facilities.
•	Occasional Use Services. Occasional use services consist of satellite transmission services for the timely broadcast of video news, sports and live event coverage on a short-term basis enabling broadcasters to conduct on-the-scene transmissions using small, portable antennas.

Enterprise Services:  Our enterprise services provided approximately 46% of our revenues for the year ended December 31, 2014. These services include:

Telecommunication Carrier and Integrator Services:  We provide satellite capacity and end-to-end services for data and voice transmission to telecommunications carriers and integrators located throughout the world. These services include (i) connectivity and voice circuits to remote locations in Canada for customers such as Bell Canada and Northwestel and (ii) space segment services and terrestrial facilities for internet backhaul, cellular backhaul and services such as rural telephone and internet access to telecommunications carriers and network services integrators around the world.

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

Consulting and other:  Our consulting and other category provided approximately 3% of our revenues for the year ended December 31, 2014. Our consulting operations allow us to realize operating efficiencies by leveraging our existing employees and the facility base dedicated to our core satellite communication business. With over forty-five years of engineering and technical experience, we are a leading consultant in establishing, operating and upgrading satellite systems worldwide, having provided services to businesses and governments in over 40 countries across six continents. In 2014, our international consulting business provided satellite-related services in approximately 14 countries.

We also benefit from revenue diversity in terms of the geographic location of our customers. For the year ended December 31, 2014, we derived revenues, based on the billing address of the customer, in the following geographic regions:

North America	79%
Europe, Middle East and Africa	9%
Latin America	9%
Asia and Australia	3%

Sales and Marketing

We have organized our sales effort by region. Our account teams typically include an experienced sales executive, supported by an application engineering team that provides both pre-sale and post-sale technical advice and consultation to our customers. Our sales staff is partially compensated based on meeting and exceeding individual revenue quota targets.

We sell our services worldwide primarily through a direct sales force located at our headquarters in Ottawa and at our regional offices including our offices in London, Singapore, Rio de Janeiro, Washington (D.C.) and Toronto.

Contracts

We have generally sold satellite transponder capacity, ground services and end-to-end managed services to our customers using three different contractual arrangements:

•	Service agreements: The most common type of agreement that we have entered into for the provision of satellite capacity, ground services and end-to-end managed services is the service agreement. In our service agreements, a customer commits to purchase a specific type of capacity or service. These service agreements contain terms that are generally consistent with industry practices and, for our North American DTH customers, are often for the entire manufacturer’s service life of a satellite. Typically, our service agreements can only be terminated by our customers prior to the expiration date in the event of a continued period of service interruption.
•	Transponder purchase and operating services agreements: We have also entered into transponder purchase and operating services agreements with a number of our customers to provide them with access to capacity on Anik F1, Anik F1R and Anik F2. We refer to these transponder purchase and operating services agreements as “condominium style” agreements as the customer purchases the transponder on the satellite and then pays us ongoing operating fees for the life of the satellite. Typically, our customers are only entitled to terminate these transponder purchase and operating agreements in the event of a transponder failure. If such an event were to occur, barring a specified degree of negligence or misconduct on our part, our customers may no longer be required to pay us the ongoing operating fees, but would not be entitled to be reimbursed other fees paid by them in connection with the purchase of the transponder. We have not entered into any transponder purchase and operating services agreements since 2005.
•	License agreements: We have also entered into a license arrangement for the majority of the Ka-band capacity on Anik F2. This license agreement provides our customer with the exclusive right to access and use the licensed Ka-band capacity for the life of the satellite. Payment for the license has been received and we have no obligation to reimburse such payment in the event of service interruption.

We plan to sell satellite capacity in the future through service agreements or, in unique circumstances, through exclusive license agreements.

Revenue Backlog

Contracted revenue backlog represents our expected future revenue from existing service contracts (without discounting for present value), including any deferred revenue that we will recognize in the future in respect of cash already received. The significant majority of our contracted revenue backlog is generated from service or other agreements for satellite capacity. We do not include revenue beyond the stated expiration date of a contract regardless of the potential for a renewal. As of December 31, 2014, our contracted backlog, was approximately $4.5 billion. This amount includes approximately $339 million of customer prepayments that Telesat has already received.

Generally, following the successful launch of a satellite, if the satellite is operating nominally, our customers may only terminate their service agreements for satellite capacity by paying us all, or substantially all, of the payments that would have otherwise become due over the term of the service agreement. However, if certain of our existing satellites were to experience a significant launch delay, launch or in-orbit failure, or otherwise fail to operate as anticipated, our customers may be entitled to terminate their agreement and we may be obligated to return a portion of the customer prepayments made under service agreements for that satellite and reduce the associated contracted revenue from the revenue backlog. Those repayments would be funded by any insurance proceeds we may receive, cash on hand, short-term investments, and/or funds available under our Revolving Credit Facility.

Our actual realized revenues may differ from the revenues we expect to realize based on our contractual backlog, and such differences may be material. See “Item 3D. Risk Factors — Risks Related to Our Business” for a discussion of some of the factors that may affect our revenues.

Patents and Proprietary Rights

As of December 31, 2014, Telesat had seven patents all in the United States. These patents expire between 2018 and 2027. Telesat also has several pending domestic and international patent applications.

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

Regional and domestic providers:  We also compete against regional FSS operators, including:

•	in North America: Ciel, ViaSat/Wildblue, HNS/EchoStar and Hispasat;
•	in Europe, Middle East, Africa: Arabsat, Nilesat, Hellas-Sat, RSCC, Yahsat, Turksat and Spacecom;
•	in Asia: AsiaSat, Measat, Thaicom, APT, PT Telkom, Optus and Asia Broadcast Satellite; and
•	in Latin America: Star One, Arsat, Hispasat and Hispamar.

A number of other countries have domestic satellite systems that we compete against in those markets.

The Canadian Government opened Canadian satellite markets to foreign satellite operators as part of its 1998 World Trade Organization commitments to liberalize trade in basic telecommunications services. As of January 2015, approximately 87 non-Canadian FSS satellites are listed as having been approved by Industry Canada for use in Canada. Three of these are Telesat satellites licensed by other administrations and one is a satellite on which Telesat owns the Canadian-coverage capacity. The growth in satellite service providers using or planning to use Ka-band, including Avanti Communications, O3b, ViaSat/Wildblue, Eutelsat, HNS/EchoStar, Inmarsat, SES, Yahsat and others, will result in increased competition.

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

The Telecommunications Act

Telesat Canada is a Canadian carrier under the Telecommunications Act (Canada), or the Telecom Act. The Telecom Act authorizes the Canadian Radio-Television and Telecommunications Commission (“CRTC”) to regulate various aspects of the provision of telecommunications services by us and other telecommunications service providers. Under the current regulatory regime, we have pricing flexibility subject to a price ceiling on certain full period FSS services offered in Canada under minimum five-year arrangements, and otherwise we are not required to file tariffs for approvals. DBS services offered within Canada are also subject to CRTC regulation, but have been treated as distinct from FSS services and facilities. We require CRTC approval of customer agreements relating to the sale of DBS capacity in Canada, including the rates, terms and conditions of service set out therein. Section 28(2) of the Telecom Act provides that the CRTC may allocate satellite capacity to particular broadcasting undertakings if it is satisfied that the allocation will further the implementation of the broadcasting policy for Canada. The exercise by the CRTC of its rights under section 28(2) of the Telecommunications Act could affect our relationship with existing customers, which could have a material adverse effect on our results of operations, business prospects and financial condition. In 2014, the CRTC undertook an inquiry to examine satellite transport services offered in Canada, including the rates charged by satellite operators.

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

Industry Canada traditionally licensed satellite radio spectrum using a competitive licensing process. In 2012, Industry Canada conducted a public consultation on the licensing framework for FSS and BSS in Canada. As a result of the consultation, changes in policy were announced in November 2013. Effective January 6, 2014, all FSS and BSS licences are awarded to qualified applicants on a first-come, first-served basis, and spectrum licences have replaced radio licences. The term of spectrum licences is 20 years, with a high expectation of renewal. Industry Canada may, however, issue licences with a shorter term. Industry Canada is also reviewing the license fees it will charge spectrum license holders and in December 2014 published a Gazette Notice seeking public comments on its fee proposal but has not yet implemented any changes.

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

Contribution Collection Mechanism

Since November 2000, pursuant to the CRTC’s Decision CRTC 2000-745, virtually all telecommunications service providers are required to pay contribution charges based on their Canadian telecommunications service revenues, minus certain deductions (e.g., retail Internet and paging revenues, terminal equipment sales and inter-carrier payments). The contribution rate varies from year to year. It was initially set at 4.5% of eligible revenues but was significantly reduced in subsequent years. The rate for 2014 was 0.55%. An interim rate of 0.56% has been established by CRTC for 2015.

United States Regulatory Environment

The FCC regulates the provision of satellite services to, from, or within the United States.

We have chosen to operate our U.S.-authorized satellites, Telstar 11N and Telstar 12, on a non-common carrier basis. Consequently, they are not subject to rate regulation or other common carrier regulations enacted under the Communications Act of 1934. We pay FCC filing fees in connection with our space station and earth station applications and annual fees to defray the FCC’s regulatory expenses. Annual and quarterly status reports must be filed with the FCC for interstate/international telecommunications and contribution charges to the FCC’s Universal Service Fund (“USF”) based on eligible United States telecom revenues are paid on a quarterly and annual basis. The USF contribution rate is adjusted quarterly and is currently set at 16.8% for the first quarter of 2015. At the present time, the FCC does not assess USF contributions with respect to bare transponder capacity (i.e., agreements for space segment only). Telesat’s United States telecom revenues that are USF eligible are currently small, and our USF payments are not material.

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

In 1999, the United States State Department published amendments to the International Traffic in Arms Regulations (“ITAR”) which included satellites on the list of items requiring export licenses. Effective November 2014, further amendments to the ITAR transferred jurisdiction of certain satellites and related technology to the Export Administration Regulations administered by the Commerce Department, which also impose license requirements in specified circumstances. The ITAR provisions have limited our access to technical information and have had a negative impact on our international consulting revenues.

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

Brazil Regulatory Environment

The Brazilian national telecommunications agency, ANATEL, has authorized us, through our subsidiary, Telesat Brasil Capacidade de Satélites Ltda. (“TBCS”), to operate a Ku-band FSS satellite at the 63° WL orbital location. In December 2008, TBCS entered into a new 15 year Concession Agreement with ANATEL which obligates TBCS to operate the satellite in accordance with Brazilian telecommunications law and contains provisions to enable ANATEL to levy fines for failure to perform according to the Concession terms.

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

Landing Rights and Other Regulatory Requirements

In addition to regulatory requirements governing the use of orbital locations, most countries regulate transmission signals to, and for uplink signals from, their territory. Telesat has landing rights in major market countries worldwide. In many jurisdictions, landing rights are granted on a per satellite basis and applications must be made to secure landing rights on replacement satellites.

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

The Canadian, United States and other member states have rights to use certain frequencies at orbital locations. Telesat has been authorized by its ITU filing administrations Canada, USA, Brazil, and United Kingdom of Great Britain and Northern Ireland to use certain frequencies at orbital locations. In addition, through commercial arrangements, Telesat has the right to use certain frequencies for which the Kingdom of Tonga has the rights. Authorized frequencies include those already used by our current satellites, and additional frequencies at various orbital locations that must be brought into use within specified time limits.

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

Once a member state has filed with the ITU-BR its proposed use of frequencies at a given orbital location, other member states inform that member state and the ITU-BR of any intended use that has the potential to cause interference to either existing operations, or operations that may occur in accordance with priority rights. The member states are then obligated to negotiate with each other in an effort to coordinate the proposed uses and resolve interference concerns. If all outstanding issues are resolved in accordance with the various procedures of the ITU Radio Regulations, the frequencies are entered into the ITU’s Master Register (“MIFR”). Registered frequencies are entitled under international law to interference protection from subsequent or nonconforming uses.

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

C. Organizational structure.

Our corporate structure is as follows:

Loral Holdings Corporation A Subsidiary of Loral Space & Communications Inc.
Red Isle Private Investments Inc. a Subsidiary of Public Sector Pension Investment Board(1)
Current and former Members of Telesat management
62.8% economic interest 32.7% voting
35.3% economic interest 67.3% voting
1.9% economic interest 0% voting
Telesat Holdings Inc. (Guarantor)
Telesat Interco Inc. (Guarantor)
Telesat Canada (Borrower/Issuer)
Telesat LLC(2) (Co-Issuer)
Canadian Subsidiaries (Guarantors)
Other Subsidiaries (Guarantors)
Other Subsidiaries (Non-Guarantors)

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

The table below summarizes selected data relating to our owned in-orbit satellite capacity as of December 31, 2014:

	Orbital Location Regions Covered	Launch Date	Manufacturer’s End-of-Service Life	End-of-Orbital Maneuver Life(1)	Frequency(2)	Model
Anik F1	107.3° WL South America	November 2000	2016	2022	C/Ku	BSS702 (Boeing)
Anik F1R(3)	107.3° WL North America	September 2005	2020	2023	C/Ku/L	E3000 (EADS Astrium)
Anik F2	111.1° WL Canada, Continental United States	July 2004	2019	2027	C/Ku/Ka	BSS702 (Boeing)
Anik F3	118.7° WL Canada, Continental United States	April 2007	2022	2026	C/Ku/Ka	E3000 (EADS Astrium)
Anik G1	107.3° WL Canada South America	April 2013	2028	2039	C/Ku/X	SS/L 1300
Nimiq 1	Not Applicable(4)	May 1999	2011	2021	Ku	A2100 AX (Lockheed Martin)
Nimiq 2	109.2° WL North, Central and South America	December 2002	2015	2021	Ku/Ka	A2100 AX (Lockheed Martin)
Nimiq 4	82° WL Canada	September 2008	2023	2027	Ku/Ka	E3000 (EADS Astrium)
Nimiq 5	72.7° WL Canada, Continental United States	September 2009	2024	2035	Ku	SS/L 1300
Nimiq 6	91.1° WL Canada	May 2012	2027	2048	Ku	SS/L 1300
Telstar 11N	37.55° WL North and Central America, Europe, Africa and the maritime Atlantic Ocean region	February 2009	2024	2026	Ku	SS/L 1300
Telstar 12	15° WL Eastern United States, SE Canada, Europe, Russia, Middle East, South Africa, portions of South and Central America	October 1999	2012	2017	Ku	SS/L 1300
Telstar 14R/ Estrela do Sul 2	63° WL Brazil and portions of Latin America, North America, Atlantic Ocean	May 2011	2026	2024	Ku	SS/L 1300
Telstar 18(5)	138° EL India, South East Asia, China, Australia and Hawaii	June 2004	2017	2018	C/Ku	SS/L 1300

(1)	Our current estimate of when each satellite will be decommissioned, taking account of anomalies and malfunctions the satellites have experienced to date and other factors such as remaining fuel levels, consumption rates and other available engineering data. These estimates are subject to change and it is possible that the actual orbital maneuver life of any of these satellites will be shorter than we currently anticipate. Further, it is anticipated that the payload capacity of each satellite may be reduced prior to the estimated end of orbital maneuver life. For example, we currently anticipate that we will need to commence the turndown of transponders on Anik F1 prior to the End of Orbital Maneuver Life, as a result of further degradation in available power. See “Item 3D. Risk Factors — Risks Related to Our Business — The actual orbital maneuver lives of our satellites may be shorter than we anticipate and we may be required to reduce available capacity on our satellites prior to the end of their orbital maneuver lives.”
(2)	Includes the DBS Ku-band, extended C-band and extended Ku-band in certain cases.
(3)	We do not provide service in the L-band. The Anik F1R L-band payload is licensed to our customer by the FCC.
(4)	Nimiq 1 is currently located in a non-Telesat orbital slot.
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

Nimiq 2 has experienced solar array circuit failures, resulting in a significant reduction of available power. These failures have substantially reduced the number of transponders we can operate at saturation and it is currently expected that the available capacity will be further reduced over time.

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

In addition to these facilities, we lease facilities for administrative and sales offices in various locations throughout Canada and the United States as well as in Brazil, England, Luxembourg and Singapore.

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

Satellite Insurance

We are required to maintain certain satellite insurance under the covenants of our Senior Secured Credit Facilities and under the indentures governing our Senior Notes. In addition, we may purchase additional insurance as we deem appropriate.

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

Insurance Coverage

We comply with requirements to maintain satellite insurance under the terms of our Senior Secured Credit Facilities and indenture. Under the most restrictive of these covenants, we are required to maintain insurance equal to a minimum of 50% of the net book value of certain operating satellites, and an aggregate of 50% of the net book value across the satellite fleet. As of December 31, 2014, we complied with these requirements and have arranged in-orbit insurance policies that expire in November 2015.

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

None.

Item 5. Operating and Financial Review and Prospects

A. Operating results

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with Telesat Holdings Inc.’s audited consolidated financial statements beginning at Page F-1 of this Annual Report. As used in this management’s discussion and analysis of financial condition and results of operations (“MD&A”), unless the context states or requires otherwise, references to “Telesat”, “Company”, “we”, “our” and “us” refer to Telesat Holdings Inc. and its subsidiaries. Unless the context states or requires otherwise, reference herein to “the consolidated financial statements” or “the financial statements” or similar terms refer to Telesat Holdings Inc.’s audited consolidated financial statements included herein.

Except for the historical information contained in the following MD&A, the matters discussed below are not historical facts, but are “forward-looking statements” as that term is defined in the Private Securities Litigation Reform Act of 1995. In addition, we or our representatives have made and may continue to make forward-looking statements, orally or in writing, in other contexts. These forward-looking statements can be identified by the use of words such as “believes”, “expects”, “plans”, “may”, “will”, “would”, “could”, “should”, “anticipates”, “estimates”, “project”, “targeted”, “intend”, “pursue” or “outlook” or other variations of these words. These statements, including without limitation those relating to Telesat and Telesat Canada, are not guarantees of future performance and involve risks and uncertainties that are difficult to predict or quantify. Actual events or results may differ materially as a result of a wide variety of factors and conditions, many of which are beyond our control. For a detailed discussion of these and other factors and conditions, please refer to “Item 3D. — Risk Factors”. We undertake no obligation to update any forward-looking statements.

The dollar amounts presented in this Annual Report are in Canadian dollars unless otherwise specified.

The information contained in this MD&A takes into account information available up to February 25, 2015, unless otherwise noted.

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

At December 31, 2014, we provided satellite services to customers from our fleet of 14 in-orbit satellites. In addition, we own the Canadian payload on the ViaSat-1 satellite and have another satellite, Telstar 12 VANTAGE, under construction. We also manage the operations of additional satellites for third parties.

Telesat and its affiliates operate satellites pursuant to authorizations granted by governments, including those of Canada, the United States, Brazil, the Kingdom of Tonga and the United Kingdom, to access and use certain geostationary orbital locations and associated spectrum resources. The use of these orbital locations, as well as our other operations, is subject to a variety of Canadian and international regulations.

Revenue

We earn most of our revenue by providing video and data services using satellite transponder capacity. We also earn revenue by providing ground-based transmit and receive services, selling equipment, managing satellite networks, and providing consulting services in the field of satellite communications.

We recognize revenue when earned, as services are rendered or as products are delivered to customers. For us to recognize revenue, there must be evidence that an arrangement exists, the amount of revenue must be fixed or determinable and our ability to collect must be reasonably assured. In particular, broadcast and some enterprise revenue are generally billed in advance to customers and recognized in the month for which the service is rendered. Consulting revenue for cost-plus contracts is recognized after the work has been completed and accepted by the customer. The percentage of completion method is used to recognize consulting revenue for fixed price contracts.

Expenses

Our operating expenses consist of labor, the cost of which has historically been relatively stable, and variable operating expenses which include in-orbit insurance and direct-billed expenses, such as third-party contractor services. As we take advantage of growth opportunities through the addition of satellites to our fleet, we believe we can increase revenue with relatively smaller increases in operating expenses.

Interest expense continues to be significant and arises principally from our Senior Secured Credit Facilities and our Senior Notes. Non-cash foreign exchange gains or losses incurred on the translation of our U.S. dollar denominated debt and the gains or losses on financial instruments resulting from variations in the fair value of the cross-currency basis swaps, interest rate swaps, forward foreign exchange contract, prepayment option on our Senior Notes and embedded derivatives related to the interest rate floors included on our Canadian and U.S. Term Loan B Facilities remain significant components of our net income.

Other significant operating expenses include the straight-line depreciation of the cost of each of our satellites over their useful lives and amortization expense related to various finite-life intangible assets.

OPERATING HIGHLIGHTS OF 2014

Changes to Board of Directors

Effective July 2, 2014, Bezul (“Karim”) Abuani replaced Gordon J. Fyfe as a director of Telesat Holdings Inc., Telesat Interco Inc. and Telesat Canada, and as a member of the Board of Managers of Telesat LLC.

Changes to Senior Executives

Effective September 11, 2014, Thomas E. Eaton, Jr. replaced Nigel J. Gibson as Vice President, International Sales in connection with the relocation of the Vice President, International Sales position from Europe to the Americas.

Forward Foreign Exchange Contract

On September 22, 2014, we entered into a forward foreign exchange contract to fix the exchange rate on our cross-currency basis swaps on their maturity date. The forward foreign exchange contract matured on October 31, 2014 and required us to pay $1.0 billion U.S. dollars to receive $1.1 billion Canadian dollars.

Maturity of cross-currency basis swaps and interest rate swaps

Our cross-currency basis swaps, which hedged the foreign currency risk on U.S. $1.0 billion of our U.S. dollar denominated debt, and three of our interest rate swaps, which hedged the interest rate risk on $930 million of our Canadian dollar debt, matured on October 31, 2014. We were required to pay $1.1 billion Canadian dollars to receive $1.0 billion U.S. dollars on the maturity of the cross-currency basis swaps.

FUTURE OUTLOOK

Our commitment to providing strong customer service and our focus on innovation and technical expertise has allowed us to successfully build our business to date. Building on our existing contractual revenue backlog, our focus is on taking disciplined steps to grow our core business and sell newly launched and existing in-orbit satellite services; and, in a disciplined manner, use the cash flows generated by our existing business and contracted expansion satellites to strengthen our business.

We believe our satellite fleet offers a strong combination of existing revenue backlog and a strong foundation upon which we will seek to continue to grow our revenue and cash flows. The growth is expected to come from satellite services using the available capacity on our existing fleet of in-orbit satellites, and our Telstar 12 VANTAGE satellite which is expected to be launched in late 2015.

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

We anticipate that the relatively fixed cost nature of our business, combined with increasing demand for satellite services, will produce growth in operating income and cash flows.

Leading into 2015, we will remain focused on: increasing the utilization of our existing satellites, the construction and launch of Telstar 12 VANTAGE, identifying and pursuing opportunities to expand our satellite fleet, and maintaining cost and operating discipline.

RESULTS OF OPERATIONS

Review of financial performance

Our significant revenue backlog and long-term customer contracts protect us, to a certain extent, from short-term market fluctuations. With our Telstar 12 VANTAGE satellite under construction and with growing demand for satellite services, we believe we are well positioned to strengthen our overall financial performance.

Our net income for the year ended December 31, 2014, was $13 million compared to a net income of $68 million in the prior year for a decrease of $55 million. The decrease was principally due to a mainly non-cash loss on foreign exchange, which was primarily a result of the Canadian dollar weakening during the year relative to the U.S. dollar, negatively impacting the translation of our U.S. dollar denominated debt into Canadian dollars, combined with lower gains on changes in the fair value of financial instruments and a higher income tax expense in 2014 compared to 2013. The decrease was partially offset by an increase in operating income and lower interest expense as a result of lower interest on derivative instruments and a reduction in outstanding debt compared to 2013.

Our net income for the year ended December 31, 2013, was $68 million compared to a net income of $24 million in the prior year for a net increase of $44 million. The increase was partly due to a gain on changes in fair value of financial instruments and a lower loss on financing in 2013 compared to 2012 as losses were recognized in 2012 on the repurchase and redemption of our 11.0% Senior Notes. Our results were also positively impacted by meaningful revenue growth primarily relating to the successful deployments of our Nimiq 6 satellite in June 2012 and our Anik G1 satellite in May 2013, lower operating expenses mainly due to special payments made in 2012 to certain employees in connection with a cash distribution made to our shareholders, and lower interest expense due to our refinancing activities. The increase was partially offset by a mainly non-cash loss on foreign exchange, which was principally due to a stronger U.S. dollar to Canadian dollar spot rate at December 31, 2013, compared to December 31, 2012, and the resulting unfavorable impact on the translation of our U.S. dollar denominated debt.

Below are the foreign exchange rates used for our audited consolidated financial statements and this MD&A:

	2014	2013	2012
USD to CAD spot rate at December 31	1.1621	1.0623	0.9921
USD to CAD average rate for the year	1.1001	1.0291	1.0013

Revenue

	Year Ended December 31,			% Increase (Decrease) 2014 vs. 2013
(in millions of Canadian dollars except percentages)	2014	2013	2012
Broadcast	$468	$471	$439	(1)%
Enterprise	430	402	381	7%
Consulting and other	25	24	26	4%
Revenue	$923	$897	$846	3%

Total revenue for the year ended December 31, 2014, increased by $26 million to $923 million compared to $897 million for the prior year. Revenue from Broadcast services decreased by $3 million for the year ended December 31, 2014, when compared to the prior year. The decrease was mainly due to a decrease in revenue earned on our Nimiq 2 satellite, partially offset by an increase in revenue from our Anik G1 satellite which entered commercial service in May 2013 and a favorable foreign exchange impact on the conversion of our U.S. dollar denominated revenue resulting from a stronger U.S. dollar to Canadian dollar exchange rate in 2014 compared to 2013. Revenue from Enterprise services increased by $28 million for the year ended December 31, 2014, when compared to the prior year. The increase was primarily due to a favorable foreign exchange impact on the conversion of our U.S. dollar denominated revenue and revenue earned on our Anik G1 satellite, partially offset by lower equipment sales. Consulting and other revenue increased by $1 million for the year ended December 31, 2014, when compared to the prior year. The increase was primarily due to a favorable foreign exchange impact on the conversion of our U.S. dollar denominated revenue.

Total revenue for the year ended December 31, 2013, was $897 million an increase of $51 million compared to $846 million for the prior year. Revenue from Broadcast services increased by $32 million for the year ended December 31, 2013, when compared to the prior year. The increase was mainly due to revenue earned on our Nimiq 6 and Anik G1 satellites which entered commercial service in June 2012 and May 2013, respectively, partially offset by a decrease in revenue earned on our Nimiq 1 and Nimiq 2 satellites. The decrease in revenue on our Nimiq 2 satellite was partially offset by a termination fee earned in 2013 when the satellite was returned to us by our customer. Revenue from Enterprise services increased by $21 million for the year ended December 31, 2013, when compared to the prior year. The increase was primarily due to short-term services provided to another satellite operator using our Nimiq 1 satellite and revenue earned on our Anik G1 satellite. Consulting and other revenue decreased by $2 million for the year ended December 31, 2013, when compared to the prior year. The decrease was primarily due to the completion of certain consulting programs that were active in 2012.

Expenses

	Year Ended December 31,			% Increase (Decrease) 2014 vs. 2013
(in millions of Canadian dollars except percentages)	2014	2013	2012
Depreciation	$216	$211	$209	2%
Amortization	31	33	36	(6)%
Operating expenses	188	201	246	(6)%
Other operating losses (gains), net	—	(25)	(6)	(100)%
Total expenses	$435	$420	$485	4%

Depreciation

Depreciation of satellites, property and other equipment increased by $5 million for the year ended December 31, 2014, when compared to the prior year. The increase in depreciation was primarily a result of depreciation on our Anik G1 satellite which entered commercial service in May 2013.

Depreciation of satellites, property and other equipment increased by $2 million for the year ended December 31, 2013, when compared to the prior year. The increase in depreciation was related to our Nimiq 6 and Anik G1 satellites which entered commercial service in June 2012 and May 2013, respectively, partially offset by the end of the useful life for accounting purposes of Telstar 12.

Amortization

Amortization of intangible assets decreased by $2 million for the year ended December 31, 2014, when compared to the prior year. The decrease was primarily a result of lower amortization on intangible assets related to revenue backlog as certain contracts were completed, offset by higher amortization of intangible assets related to customer relationships.

Amortization of intangible assets decreased by $3 million for the year ended December 31, 2013, when compared to the prior year, primarily due to lower amortization of intangible assets related to revenue backlog as certain contracts were completed.

Operating Expenses

	Year Ended December 31,			% Decrease 2014 vs. 2013
(in millions of Canadian dollars except percentages)	2014	2013	2012
Compensation and employee benefits	$70	$79	$116	(11)%
Other operating expenses	43	44	48	(2)%
Cost of sales	75	78	82	(4)%
Operating expenses	$188	$201	$246	(6)%

Operating expenses consisted of compensation and employee benefits, other operating expenses such as marketing, general and administration expenses and cost of sales.

Total operating expenses decreased by $13 million for the year ended December 31, 2014, when compared to the prior year. Compensation and employee benefits decreased by $9 million for the year ended December 31, 2014, in comparison to the prior year. This was primarily due to a decrease in share-based compensation expense related to stock options granted during the second quarter of 2013 and a decrease in the provision for variable compensation expense in 2014. Other operating expenses decreased by $1 million for the year ended December 31, 2014, in comparison to the prior year, primarily as a result of a lower in-orbit insurance expense, partially offset by a higher provision for doubtful accounts receivable. Cost of sales decreased by $3 million for the year ended December 31, 2014, when compared to the prior year as a result of lower equipment sales.

Total operating expenses decreased by $45 million for the year ended December 31, 2013, when compared to the prior year. Compensation and employee benefit expenses decreased by $37 million for the year ended December 31, 2013, in comparison to the prior year. This was primarily due to expenses incurred in 2012 related to special payments to certain employees in connection with a cash distribution made to the Company’s shareholders, partially offset by an increase in share-based compensation expense in 2013 as a result of additional stock options granted during the second quarter of 2013. Other operating expenses decreased by $4 million for the year ended December 31, 2013, when compared to the prior year. This variation was the result of a lower in-orbit insurance expense in 2013, non-recurring costs incurred associated with a payment made to independent directors and expenses related to the refinancing in 2012 of our previous senior secured credit facilities dated October 31, 2007. Cost of sales decreased by $4 million for the year ended December 31, 2013, when compared to the prior year as a result of lower revenue related expenses.

Other Operating (Losses) Gains, Net

	Year Ended December 31,			% Increase (Decrease) 2014 vs. 2013
(in millions of Canadian dollars except percentages)	2014	2013	2012
Impairment reversal on intangible assets	$—	$17	$1	(100)%
Gain on other post-employment benefit plan amendment	—	10	—	(100)%
Gain on forgiveness of satellite incentive payments	—	—	6	—
Loss on disposal of assets	—	(2)	(1)	100%
Other operating (losses) gains, net	$—	$25	$6	(100)%

Other operating (losses) gains, net, were $25 million and $6 million for the years ended December 31, 2013, and 2012, respectively. In 2013, our gain was primarily a result of an impairment reversal on our orbital slots due to the utilization of a lower discount rate, as well as a gain resulting from an amendment relating to one of our other post-employment benefit plans. In 2012, we recognized a $6 million gain on the elimination of satellite incentive payments relating to one of our satellites.

Interest Expense

	Year Ended December 31,			% Decrease 2014 vs. 2013
(in millions of Canadian dollars except percentages)	2014	2013	2012
Debt service costs	$206	$220	$244	(6)%
Interest on performance incentive payments	4	4	4	—
Interest on senior preferred shares	—	—	2	—
Interest on promissory note	—	—	9	—
Interest on employee benefit plans	1	3	3	(67)%
Capitalized interest	(4)	(3)	(17)	33%
Interest expense	$207	$224	$245	(8)%

Interest expense included interest related to our debt, derivative instruments, performance incentive payments, former senior preferred shares, former promissory note, and defined benefit plans, net of capitalized interest.

Debt service costs, which include interest expense on indebtedness and interest expense on derivative instruments, decreased by $14 million for the year ended December 31, 2014, when compared to the prior year. The decrease in debt service costs was primarily due to the redemption of our 12.5% Senior Subordinated Notes in May 2013, the termination of unfavorable derivative instruments at the end of October 2014, lower interest expense due to mandatory repayments of principal on our debt, and lower interest expense on our Term Loan B Facilities as a result of the amendment of our Senior Secured Credit Facilities in April 2013. This was partially offset by an unfavorable foreign exchange impact on the conversion of our U.S. dollar denominated interest expense resulting from a stronger U.S. dollar to Canadian dollar average exchange rate in 2014 relative to 2013.

Debt service costs decreased by $24 million for the year ended December 31, 2013, when compared to the prior year, primarily due to the redemption of our 12.5% Senior Subordinated Notes in May 2013, a lower interest rate on our 6.0% Senior Notes as compared to our 11.0% Senior Notes which were redeemed in the second quarter of 2012, and lower interest expense on our Canadian Term Loan B Facility (“Canadian TLB Facility”) and our U.S. Term Loan B Facility (“U.S. TLB Facility”) as a result of amending our Senior Secured Credit Facilities in April 2013. The decrease was partially offset by additional interest expense that resulted from refinancing our previous senior secured credit facilities dated October 31, 2007 at the end of the first quarter of 2012, interest incurred on an additional USD $200 million of 6.0% Senior Notes which were issued in the fourth quarter of 2012 with the proceeds used to redeem our promissory note, and a foreign exchange impact on the conversion of our U.S. dollar denominated interest expense resulting from a stronger U.S. dollar to Canadian dollar rate in 2013 relative to 2012.

Interest expense on performance incentive payments remained consistent for the years ended December 31, 2014 and December 31, 2013, when compared to the prior year.

Interest expense on senior preferred shares was $2 million for the year ended December 31, 2012. The senior preferred shares were redeemed at the end of the first quarter of 2012.

Interest on promissory note was $9 million for the year ended December 31, 2012. The promissory note was repaid in the fourth quarter of 2012.

Interest on employee benefit plans decreased by $2 million for the year ended December 31, 2014, when compared to the prior year, primarily due to a decrease in the liabilities related to the employee benefit plans between the year ended December 31, 2012 and December 31, 2013. Interest on employee benefit plans remained consistent for the year ended December 31, 2013, when compared to the prior year.

Capitalized interest increased by $1 million for the year ended December 31, 2014, when compared to the prior year. The increase was due to the procurement of Telstar 12 VANTAGE which commenced construction in the third quarter of 2013, partially offset by the completion of the construction of Anik G1 in the second quarter of 2013. Capitalized interest decreased by $14 million for the year ended December 31, 2013, when compared to the prior year as Anik G1 was launched in the second quarter of 2013, and Telstar 12 VANTAGE was procured and commenced construction in the third quarter of 2013.

Loss on Financing

	Year Ended December 31,
(in millions of Canadian dollars)	2014	2013	2012
Loss on financing	$—	$18	$77

There were no financing transactions during the year ended December 31, 2014.

The loss on financing of $18 million for the year ended December 31, 2013, was related to the call premium associated with the redemption of our 12.5% Senior Subordinated Notes which was announced in March 2013, and completed in May 2013. The loss on financing also included the write-off of the unamortized deferred financing fees, and the write-off of the unamortized prepayment option incurred in connection with our 12.5% Senior Subordinated Notes.

The loss on financing of $77 million for the year ended December 31, 2012, was the result of a loss recognized in May 2012 on the repurchase and redemption of our 11.0% Senior Notes, a loss recognized in March 2012 as a result of the write-off of deferred financing costs capitalized with the carrying value of our previous senior secured credit facilities dated October 31, 2007, and a loss on the repayment of certain indebtedness owed to principal shareholders. Our previous senior secured credit facilities were repaid during the first quarter of 2012.

Interest and Other Income

	Year Ended December 31,
(in millions of Canadian dollars)	2014	2013	2012
Interest and other income	$3	$12	$1

Interest and other income was mainly related to interest income on short-term investments. Interest and other income for the year ended December 31, 2013 also included dividends and the sale of investments.

Foreign Exchange and Derivatives

	Year Ended December 31,
(in millions of Canadian dollars)	2014	2013	2012
Gain (loss) on changes in fair value of financial instruments	$49	$81	$(59)
(Loss) gain on foreign exchange	$(241)	$(195)	$79

The $49 million gain on changes in fair value of financial instruments for the year ended December 31, 2014, represented a net decrease of $32 million compared to the prior year. The decrease was a result of the loss incurred on our forward foreign exchange contract in 2014, the gain on the fair value of the embedded derivatives related to the interest rate floors included in our Canadian and U.S. TLB facilities as a result of the re-pricing and amendment to our credit agreement in 2013, and the negative impact of the changes in the fair values of our cross-currency basis swaps, our interest rate floors, and the prepayment option on our 6.0% Senior Notes. The decrease was partially offset by the write-off of the prepayment option on our 12.5% Senior Subordinated Notes in 2013 and the positive impact of the change in the fair values of the interest rate swaps. The changes in the fair values of the financial instruments resulted from changes in key economic variables, such as foreign exchange rates, swap rates and credit spreads, for the year ended December 31, 2014, when compared to 2013.

The $81 million gain on changes in fair value of financial instruments for the year ended December 31, 2013, reflected changes in the fair values of our cross-currency basis swaps, interest rate swaps, prepayment options on our 6.0% Senior Notes and 12.5% Senior Subordinated Notes, which were redeemed in May 2013, and embedded derivatives related to the interest rate floors included on our Canadian and U.S. TLB Facilities. This represented a net increase of $140 million from the end of 2012 to the end of 2013. The positive variation was mainly related to the write-off in 2012 of the prepayment options on our 11.0% Senior Notes which were redeemed in the second quarter of 2012, and a gain on the fair value of our interest rate floors as a result of the re-pricing and amendment to our credit agreement in April 2013. We also experienced positive changes in the fair values of our cross-currency basis swaps, interest rate swaps, prepayment options on our 6.0% Senior Notes and embedded derivatives related to the interest rate floors on our Canadian and U.S. TLB Facilities as a result of favorable changes in key economic variables such as foreign exchange rates, swap rates and credit spreads. The positive variation was partially offset by the $76 million write-off of the prepayment option related to our 12.5% Senior Subordinated Notes which were redeemed in the second quarter of 2013.

The foreign exchange loss for the year ended December 31, 2014, was $241 million compared to a foreign exchange loss of $195 million for 2013 resulting in a net increase in the loss of $46 million. The loss for the year ended December 31, 2014, was mainly the result of a stronger U.S. dollar to Canadian dollar spot rate at December 31, 2014 ($1.1621), compared to the spot rate at December 31, 2013 ($1.0623), and the resulting unfavorable impact on the translation of our U.S. dollar denominated debt.

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

Income Taxes

	Year Ended December 31,
(in millions of Canadian dollars)	2014	2013	2012
Current tax expense (recovery)	$103	$50	$(2)
Deferred tax (recovery) expense	(25)	14	37
Tax expense	$78	$64	$35

The income tax expense for the year ended December 31, 2014, was $14 million higher than the prior year. The increase was mainly due to an increase in operating income, a decrease in interest expense and a reversal of previously recognized tax assets in 2014.

The income tax expense for the year ended December 31, 2013, was $29 million higher than the prior year. The increase was primarily due to higher operating income and lower interest expense in 2013, partially offset by a realized foreign exchange loss in 2013 compared to a realized foreign exchange gain in 2012.

Backlog

Contracted revenue backlog represents our expected future revenue from existing service contracts (without discounting for present value) including any deferred revenue that we will recognize in the future in respect of cash already received. The majority of our contracted revenue backlog is generated from contractual agreements for satellite capacity. We do not include revenue beyond the stated expiration date of a contract regardless of the potential for a renewal. As of December 31, 2014, our contracted backlog was approximately $4.5 billion as compared to $4.9 billion as of December 31, 2013.

Generally, following the successful launch of a satellite, if the satellite is operating nominally, our customers may only terminate their service agreements for satellite capacity by paying us all, or substantially all, of the payments that would have otherwise become due over the term of the service agreement. However, if certain of our existing satellites were to experience a significant launch delay, launch or in-orbit failure, or otherwise fail to operate as anticipated, our customers may be entitled to terminate their agreement and we may be obligated to return all or a portion of the customer prepayments made under service agreements for that satellite and reduce the associated contractual revenue from revenue backlog. Any repayments under such conditions would be funded by insurance proceeds we may receive, cash on hand, short-term investments, and funds available under our Revolving Credit Facility.

We expect our backlog to be recognized as follows:

(in millions of Canadian dollars)	2015	2016	2017	2018	2019	Thereafter
Backlog	$701	$562	$502	$458	$421	$1,896

LIQUIDITY AND CAPITAL RESOURCES

Cash and Available Credit

As at December 31, 2014, we had $497 million of cash and short-term investments as well as approximately $140 million of borrowing availability under our Revolving Credit Facility.

Cash Flows from Operating Activities

Cash generated from operating activities for the year ended December 31, 2014, was $412 million, a $68 million decrease compared to the prior year. The decrease was primarily due to higher income taxes paid and lower prepayments received from customers for future satellite services, partially offset by lower interest paid and an increase in operating income.

Cash generated from operating activities for the year ended December 31, 2013, was $480 million, a $180 million increase over the prior year. The increase was primarily due to an increase in revenue earned on our Nimiq 6 and Anik G1 satellites, growth in our enterprise activities, special payments made in 2012 to certain employees in connection with a cash distribution made to our shareholders, repurchase of stock options in the prior year for cash consideration, exercise of share appreciation rights in the prior year, increase in working capital, and lower interest paid. The increase was partially offset by lower customer prepayments for future satellite services.

Cash generated from operating activities for the year ended December 31, 2012, was $300 million. This consisted of cash from operations, special payments made to certain employees in 2012 in connection with the cash distribution made to our shareholders, the repurchase of stock options for cash consideration, exercise of share appreciation rights, customer prepayments for future satellite services, and a reduction to working capital.

Cash Flows used in Investing Activities

Cash used in investing activities for the year ended December 31, 2014, was $95 million. This consisted of $85 million of expenditures on satellite programs for the on-going construction of Telstar 12 VANTAGE, as well as $10 million for other property and equipment net of proceeds from the sale of assets.

Cash used in investing activities for the year ended December 31, 2013, was $79 million. This consisted of $71 million of cash outflows related to our satellite programs for the completion and launch of Anik G1 in April 2013, and for the on-going construction of Telstar 12 VANTAGE, as well as $8 million for other property and equipment net of proceeds from the sale of assets.

Cash used in investing activities for the year ended December 31, 2012, was $170 million. This consisted of cash outflows related to capital expenditures of $163 million for the construction of our Anik G1 satellite and the successful completion of our Nimiq 6 satellite, as well as $7 million for other property and equipment.

Cash Flows used in Financing Activities

Cash used in financing activities for the year ended December 31, 2014, was $137 million. This was mostly related to mandatory principal repayments made on our Senior Secured Credit Facilities and the cash settlement related to the termination of our cross-currency basis swaps and forward foreign exchange contract in October 2014.

Cash used in financing activities for the year ended December 31, 2013, was $292 million. This was primarily the result of the early redemption of our 12.5% Senior Subordinated Notes and the associated premiums. Other financing activities included: mandatory repayments made on our Senior Secured Credit Facilities, debt issue costs relating to the re-pricing and amendment of our credit agreement in April 2013, and satellite performance incentive payments.

Cash used in financing activities for the year ended December 31, 2012, was $221 million. The cash flows used in financing consisted of the repayment of our previous senior secured credit facilities dated October 31, 2007, the repayment of our 11.0% Senior Notes redeemed in the second quarter of 2012 and the repayment of our former Term Loan B Facilities. There were also amounts paid to shareholders which included a return of capital and the repayment of our former senior preferred shares and former promissory note with PSP Investments. There were payments of debt issue costs related to our Senior Secured Credit Facilities and issuance of our 6.0% Senior Notes, as well as the payment of a premium on the redemption of our 11.0% Senior Notes. These payments were offset by proceeds from the Credit Agreement and from the issuance of our 6.0% Senior Notes.

Liquidity

A large portion of our annual cash receipts are reasonably predictable because they are primarily derived from an existing backlog of long-term customer contracts and high contract renewal rates. We believe cash and short-term investments as at December 31, 2014, cash flows from operating activities, and drawings on the available lines of credit under our Senior Secured Credit Facilities will be adequate to meet our expected cash requirements for at least the next twelve months for activities in the normal course of business, including our capital requirements and required interest and principal payments on our debt.

The construction of any satellite replacement or expansion program will require significant capital expenditures. We may choose to invest in new satellites to further grow our business. Cash required for current and future satellite construction programs will be funded from some or all of the following: cash and short-term investments, cash flows from operating activities, cash flows from customer prepayments or through borrowings on available lines of credit under our Revolving Credit Facility. In addition, we may sell certain satellite assets and, in accordance with the terms and conditions of our Senior Secured Credit Facilities, reinvest the proceeds in replacement satellites or pay down indebtedness under those Senior Secured Credit Facilities. Subject to market conditions and subject to compliance with the terms and conditions of our Senior Secured Credit Facilities and the financial leverage covenant tests therein, we may also have the ability to obtain additional secured or unsecured financing to fund current or future satellite construction. However, our ability to access these sources of funding is not guaranteed, and therefore, we may not be able to fully fund additional replacement or new satellite construction programs.

Debt

Senior Secured Credit Facilities

The obligations under the Credit Agreement and the guarantees of those obligations are secured, subject to certain exceptions, by a first priority security interest in the assets of Telesat Canada and certain of its subsidiaries (“Guarantors”). The Credit Agreement contains covenants that restrict the ability of Telesat Canada and the Guarantors to take specified actions, including, among other things and subject to certain significant exceptions: creating liens, incurring indebtedness, making investments, engaging in mergers, selling property, paying dividends, entering into sales-leaseback transactions, creating subsidiaries, repaying subordinated debt or amending organizational documents. The Credit Agreement also requires Telesat Canada and the Guarantors to comply with a maximum senior secured leverage ratio and contains customary events of default and affirmative covenants, including an excess cash sweep, that may require us to repay a portion of the outstanding principal under our Senior Secured Credit Facilities prior to the stated maturity.

Our Senior Secured Credit Facilities are comprised of the following facilities:

i — Revolving Credit Facility

Our Revolving Credit Facility (“Revolving Facility”) is a $140 million loan facility available in either Canadian or U.S. dollars, maturing on March 28, 2017. Loans under our Revolving Facility bear interest at a floating rate plus an applicable margin of 2.00% for prime rate and Alternative Base Rate (“ABR”) loans and 3.00% for Bankers Acceptance (“BA”) and Eurodollar loans. Our Revolving Facility currently has an unused commitment fee of 50 basis points. As of December 31, 2014, other than approximately $0.2 million in drawings related to letters of credit, there were no borrowings under this facility.

ii — Term Loan A Facility

Our Term Loan A Facility (“TLA Facility”) was initially a $500 million loan maturing on March 28, 2017. As of December 31, 2014, $425 million of this facility was outstanding which represents the full amount available following mandatory repayments. The outstanding borrowings under our TLA Facility currently bear interest at a floating rate of the BA borrowing rate plus an applicable margin of 3.00%. The mandatory principal repayments on our TLA Facility are payable in varying amounts on a quarterly basis.

iii — Term Loan B — Canadian Facility

Our Term Loan B — Canadian Facility (“Canadian TLB Facility”) was initially a $175 million loan maturing on March 28, 2019. On April 2, 2013, our Senior Secured Credit Facilities were amended to convert $34 million from Canadian to U.S. dollars, which as a result decreased our Canadian TLB Facility. As of December 31, 2014, $138 million of this facility was outstanding, which represents the full amount available following mandatory repayments. Our Canadian TLB Facility currently bears interest at a floating rate of the BA borrowing rate, but not less than 1.00%, plus an applicable margin of 3.25%. The mandatory principal repayments on our Canadian TLB Facility are a quarter of 1.00% of the original amount of the loan, which must be paid on the last day of each quarter.

iv — Term Loan B — U.S. Facility

Our Term Loan B — U.S. Facility (“U.S. TLB Facility”) was initially a USD $1,725 million loan maturing on March 28, 2019. On April 2, 2013, our Senior Secured Credit Facilities were amended to convert $34 million from Canadian to U.S. dollars, which as a result, increased our U.S. TLB Facility. As of December 31, 2014, USD $1,715 million of this facility was outstanding, which represents the full amount available following mandatory repayments. The outstanding borrowings under our U.S. TLB Facility bear interest at a floating rate of Libor, but not less than 0.75%, plus an applicable margin of 2.75%. The mandatory principal repayments on our U.S. TLB Facility are a quarter of 1.00% of the original amount of the loan, which must be paid on the last day of each quarter.

The maturity date for each of our Senior Secured Credit Facilities described above will be accelerated if our existing Senior Notes or certain refinancing thereof are not repurchased, redeemed, refinanced or deferred before the date that is 91 days prior to the maturity date of such notes.

Senior Notes due May 15, 2017

Our Senior Notes, in the amount of USD $900 million, bear interest at an annual rate of 6.0% and are due May 15, 2017. They include covenants or terms that restrict our ability to, among other things, incur additional indebtedness, incur liens, pay dividends or make certain other restricted payments, investments or acquisitions, enter into certain transactions with affiliates, modify or cancel our satellite insurance, effect mergers with another entity, and redeem our Senior Notes, without penalty, before May 15, 2016, in each case subject to exceptions provided in the Senior Notes indenture.

As of December 31, 2014, we were in compliance with the financial covenants of our Senior Secured Credit Facilities and the indenture governing our Senior Notes.

Debt Service Cost

An estimate of the interest expense is based upon assumptions of foreign exchange rates, Libor, BA rates and the applicable margins of our Senior Secured Credit Facilities and Senior Notes. Our interest expense for the year ending December 31, 2015, is expected to be approximately $160 million.

Derivatives

We use interest rate and currency derivatives to manage our exposure to changes in interest rates and foreign exchange rates.

In order to manage our currency risk, we had cross-currency basis swaps to synthetically convert USD $1.0 billion of our U.S. TLB Facility debt into $1.2 billion of debt, which we entered into in 2007 and matured on October 31, 2014. On September 22, 2014, we entered into a forward foreign exchange contract to fix the exchange rate on our cross-currency basis swaps on their maturity date. We have no outstanding cross-currency basis swap contracts or forward foreign exchange contracts as of December 31, 2014.

At December 31, 2014, we had a two interest rate swaps to fix interest on $550 million of Canadian dollar denominated debt at a weighted average fixed rate of 1.53% (excluding applicable margins) and one interest rate swap to pay a fixed rate of 1.46% (excluding applicable margins) on $300 million of U.S. dollar denominated debt. We had three interest rate swaps to fix interest on $930 million of Canadian dollar denominated debt that matured on October 31, 2014. As of December 31, 2014, the fair value of the interest rate swaps was a liability of $3 million (December 31, 2013 — $22 million). These contracts mature between June 30, 2015 and September 30, 2016.

We also have embedded derivatives that are accounted for separately at fair value. These embedded derivatives are related to a prepayment option included on our Senior Notes as well as interest rate floors included on our Canadian and U.S. TLB Facilities. At December 31, 2014, the fair value of the embedded derivative related to the prepayment option on our Senior Notes was an asset of $23 million (December 31, 2013 — $52 million) and the fair value of the embedded derivatives related to the interest rate floors was a liability of $17 million (December 31, 2013 — $23 million). The changes in the fair value of these embedded derivatives are recorded on our consolidated statement of income as a gain or loss on changes in fair value of financial instruments and are non-cash. The prepayment option on our Senior Notes will expire on its maturity date of May 15, 2017. The interest rate floors on our Canadian and U.S. TLB Facilities will expire on their maturity date of March 28, 2019.

Capital Expenditures

We have entered into contracts for the construction and launch of the Telstar 12 VANTAGE satellite, and other capital expenditures. The outstanding commitments, excluding the contingent liabilities relating to deferred satellite performance incentive payments, associated with these contracts were approximately $129 million as of December 31, 2014. These expenditures may be funded from some or all of the following: cash and short-term investments, cash flow from operating activities, cash flow from customer prepayments or through borrowings on available lines of credit under our Revolving Facility. For the year ended December 31, 2014, we had capital expenditures of $108 million, which included $17 million in trade and other payables, as compared to $84 million in the prior year.

CONTRACTUAL OBLIGATIONS AND OTHER COMMERCIAL COMMITMENTS

The following table summarizes our contractual obligations at December 31, 2014, that are due in each of the next five years and after 2019. This table does not include any future satellite expenditures not committed to at year end.

	2015	2016	2017	2018	2019	Thereafter	Total
	(in millions of Canadian dollars)
Deferred satellite performance incentive payments, including interest	$10.1	$9.7	$9.7	$9.6	$9.6	$28.5	$77.2
Senior Secured Credit Facilities and Notes, excluding interest and amortization of debt issue costs(1)	71.7	96.7	1,367.6	21.7	2,044.0	—	3,601.7
Interest on long-term debt	156.8	153.1	106.6	74.4	16.2	—	507.1
Swaps, including interest	2.7	1.7	—	—	—	—	4.4
Operating property lease commitments	7.3	6.6	5.7	4.9	1.6	2.1	28.2
Commitments for capital expenditures(2)	128.6	—	—	—	—	—	128.6
Other operating commitments	24.5	11.6	7.0	5.9	4.6	9.1	62.7
Contributions to employment benefit plans(3)	9.6	—	—	—	—	—	9.6
Decommissioning liabilities	—	—	—	—	—	2.8	2.8
Customer and other deposits	2.6	0.2	—	0.1	—	—	2.9
Other long-term financial liabilities	1.1	0.9	0.9	0.8	0.5	0.7	4.9
Total	$415.0	$280.5	$1,497.5	$117.4	$2,076.5	$43.2	$4,430.1
(1)	See Note 24 of our audited consolidated financial statements.
(2)	The commitments for capital expenditures include the construction and launch of our Telstar 12 VANTAGE satellite (see Note 31 of our audited consolidated financial statements) and does not include contingent liabilities related to deferred satellite performance incentive payments.
(3)	See Note 29 of our audited consolidated financial statements.

Our future contributions to the pension plans past 2015, future income tax liabilities and uncertain tax positions, have not been included in the table as the timing and amount of cash required cannot be accurately determined as:

•	future contributions to the pension plans depend largely on the result of actuarial valuations that are performed periodically and on the investment performance of the pension fund assets; and
•	future payments of income taxes depend on the amount of taxable earnings and on whether there are tax loss carry forwards available to reduce income tax liabilities.

Deferred revenue has not been included in the table above because it does not represent future cash payments (see Notes 21 and 23 of our audited consolidated financial statements).

MARKET RISK

Credit Risk Related to Financial Instruments

Financial instruments that potentially subject us to a concentration of credit risk consist of cash and cash equivalents, short-term investments, accounts receivable, derivative assets and other assets. Cash and short-term investments are invested with high quality financial institutions and are governed by our corporate investment policy, which aims to reduce credit risk by restricting investments to high-grade, mainly U.S. dollar and Canadian dollar denominated investments. Credit checks are performed to minimize exposure to any one customer. We are exposed to credit risk if counterparties to our derivative instruments are unable to meet their obligations. It is expected that these counterparties will be able to meet their obligations as they are institutions with strong credit ratings. We periodically monitor their credit risk and credit exposure.

Foreign Exchange Risk

Our operating results are subject to fluctuations as a result of exchange rate variations to the extent that transactions are made in currencies other than Canadian dollars. The most significant impact of variations in the exchange rate is on our U.S. dollar denominated debt financing and cash and short-term investments. In addition, approximately 49% of our revenue and a substantial portion of our expenses and our capital expenditures are denominated in U.S. dollars for the year ended December 31, 2014.

As a result, the volatility of the U.S. currency may expose us to foreign exchange risks. At December 31, 2014, as a result of a stronger U.S. to Canadian dollar spot rate ($1.1621) compared to December 31, 2013 ($1.0623), we recorded a mainly non-cash foreign exchange loss of approximately $241 million, prior to any impact of hedging instruments. Similarly, at December 31, 2013, the U.S. to Canadian dollar spot rate strengthened ($1.0623) as compared to December 31, 2012 ($0.9921), thus resulting in a mainly non-cash foreign exchange rate loss of approximately $195 million.

For the year ended December 31, 2014, a five percent increase (decrease) in the value of the U.S. dollar against the Canadian dollar would have increased (decreased) our indebtedness by $152 million, increased (decreased) our revenue by $21 million and increased (decreased) our operating expenses by $4 million. This analysis assumes that all other variables remain constant.

Interest Rate Risk

We are exposed to interest rate risk on our cash and short-term investments and on our long-term debt, which is primarily variable rate financing. Changes in the interest rates could impact the amount of interest that we are required to pay. For more information, see Note 27 of our audited consolidated financial statements.

Derivative Financial Instruments

We use derivative instruments to manage our exposure to foreign currency and interest rate risk. Our policy is that we do not use derivative instruments for speculative purposes.

We use, as required, the following instruments:

•	forward currency contracts to fix the exchange rate on the settlement of the cross-currency basis swaps and to hedge foreign currency risk on anticipated transactions, mainly related to the construction of satellites and interest payments;
•	cross-currency basis swaps to hedge the foreign currency risk on a portion of our U.S. dollar denominated debt; and
•	interest rate swaps to hedge the interest rate risk related to debt financing which is primarily variable rate financing.

Our derivative financial instruments also include embedded derivatives that are related to the prepayment option included on our Senior Notes, as well as interest rate floors included on our Canadian and U.S. TLB Facilities.

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

Through our long-term debt, we are exposed to interest rate and foreign exchange fluctuations. The following tables, which are based on scheduled debt repayments, derivative maturities and foreign exchange rates as at December 31, 2014, contain additional information on some of our exposures and the derivative instruments that mitigate these risks.

Foreign Exchange Rate Exposure (Long-term Debt)
(CAD millions, beginning of year)	2015	2016	2017	2018	2019	Thereafter
Long-term debt (USD denominated)
U.S. TLB Facility	$1,993.2	$1,972.9	$1,952.7	$1,932.4	$1,912.1	$—
Senior Notes	1,045.9	1,045.9	1,045.9	—	—	—
Foreign exchange exposure	$3,039.1	$3,018.8	$2,998.6	$1,932.4	$1,912.1	$—

Interest Rate Exposure
(CAD millions, beginning of year)	2015	2016	2017	2018	2019	Thereafter	Fair Value December 31, 2014
Long-term debt exposed to variable interest rate
CAD denominated (CDOR + spread)	$425.0	$375.0	$300.0	$—	$—	$—
CAD denominated (CDOR with 1.00% floor + spread)	137.6	136.2	134.8	133.4	132.0	—
USD denominated (Libor with 0.75% floor + spread)	1,993.2	1,972.9	1,952.7	1,932.4	1,912.1	—
Interest rate exposure	$2,555.8	$2,484.1	$2,387.5	$2,065.8	$2,044.1	$—
Interest rate derivatives
Variable to fixed (CAD notional)	$(550.0)	$(250.0)	$—	$—	$—	$—	$(1.1)
Weighted average fixed rate (before spread)	1.53%	1.62%
Variable to fixed (USD notional)(1)	(348.6)	(348.6)	—	—	—	—	$(1.6)
Weighted average fixed rate (before spread)	1.46%	1.46%	—	—	—	—
Total interest rate exposure mitigated	$(898.6)	$(598.6)	$—	$—	$—	$—
Net interest rate exposure	$1,657.2	$1,885.5	$2,387.5	$2,065.8	$2,044.1	$—
(1)	Variable rate is greater of 3 month Libor or 1.00%

Guarantees

In the normal course of business, we enter into agreements that provide for indemnification and guarantees to counterparties in transactions involving sales of assets, sales of services, purchases and development of assets, securitization agreements and operating leases. The nature of almost all of these indemnifications prevents us from making a reasonable estimate of the maximum potential amount that we could be required to pay counterparties. As a result, we cannot determine how they could affect future liquidity, capital resources or our credit risk profile. We have not made any significant payments under these indemnifications in the past. For more information, see Note 31 of our audited consolidated financial statements.

RELATED PARTY TRANSACTIONS

As at December 31, 2014, related parties consisted of PSP Investments and Loral, our common shareholders, together with their subsidiaries and affiliates. In addition to the documents related to the Telesat Canada Acquisition, we have also entered into various commercial arrangements with Loral and subsidiaries and affiliates of Loral. These arrangements primarily relate to the sale or use of satellite transponder capacity and consulting services, and are entered into in the form of either service agreements or consulting service agreements. For more information, see Note 33 of our audited consolidated financial statements.

NON-IFRS MEASURES

Consolidated EBITDA for Covenant Purposes

Under the terms of the Credit Agreement for our Senior Secured Credit Facilities, we are required to comply with a senior secured leverage ratio maintenance covenant.

Our Consolidated EBITDA for Covenant Purposes is defined as net income (loss) for Telesat Holdings and Restricted Subsidiaries plus interest expense, depreciation expense, amortization expense, extraordinary losses and unusual and non-recurring charges, non-cash charges, any expenses or charges incurred in connection with any issuance of debt, any impairment charges or asset write off, foreign withholding taxes paid or accrued, non-cash charges related to share-based compensation expense and consulting fees payable to Loral Space and Communications Inc. Additional sums which may be added include projected cost savings from an acquisition and lost revenue which may have been earned by satellites that have been subject to an insured loss. Deductions which are made in calculating Consolidated EBITDA for Covenant Purposes include extraordinary, non-recurring gains and losses and non-cash gains and losses. Further adjustments are made to account for income from Unrestricted Subsidiaries, and currency gains and losses (including non-cash gains or losses on derivative contracts). Unrestricted Subsidiaries are defined as (a) The SpaceConnection, Inc. (b) any Subsidiary of Telesat Holdings Inc. that is formed or acquired after the closing date of the Credit Agreement, provided that such Subsidiary is designated as an Unrestricted Subsidiary, and (c) any Restricted Subsidiary subsequently re-designated as an Unrestricted Subsidiary.

Consolidated EBITDA for Covenant Purposes is not a presentation made in accordance with IFRS, is not a measure of financial condition or profitability, and should not be considered as an alternative to (1) net income (loss) determined in accordance with IFRS or (2) cash flows from operating activities determined in accordance with IFRS. Additionally, Consolidated EBITDA for Covenant Purposes is not intended to be a measure of free cash flow for management’s discretionary use as it does not include certain cash requirements for such items as interest payments, tax payments and debt service requirements. We believe that the inclusion of Consolidated EBITDA for Covenant Purposes herein is appropriate to provide additional information concerning the calculation of the financial ratio maintenance covenant on our Senior Secured Credit Facilities. Consolidated EBITDA for Covenant Purposes is a material component of this covenant. Non-compliance with the financial ratio maintenance covenant contained in our Senior Secured Credit Facilities could result in the requirement to immediately repay all amounts outstanding. Because not all companies use identical calculations, this presentation of Consolidated EBITDA for Covenant Purposes is not comparable to other similarly titled measures of other companies. We believe the disclosure of the calculation of Consolidated EBITDA for Covenant Purposes provides information that is useful to an investor’s understanding of our liquidity and financial flexibility.

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

(in millions of Canadian dollars)	Year Ended December 31, 2014
Net income	$13.2
Impact of unrestricted subsidiary	(2.3)
Consolidated earnings for covenant purposes	10.9
Plus:
Income taxes (note 1)	78.2
Interest expense (note 1)	202.9
Depreciation and amortization expense (note 1)	247.3
Non-cash share-based compensation	9.7
Other	9.0
(Decreased) increased by:
Non-cash gains on changes in fair value of financial instruments and swap obligations	(48.9)
Non-cash losses resulting from changes in foreign exchange rates	241.1
Other extraordinary, unusual or non-recurring gains	1.2
Consolidated EBITDA for Covenant Purposes	$751.4
Note 1:	Tax, interest, depreciation and amortization expense for covenant purposes excludes certain specific expenses as defined in the Credit Agreement and as a result does not reconcile to the financial statement line items.

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

The following is a reconciliation of our Consolidated Total Secured Debt for Covenant Purposes to Indebtedness:

(in millions of dollars)	As at December 31, 2014
USD denominated debt
U.S. TLB Facility (USD)	$1,715.2
Senior Notes (USD)	900.0
2,615.2
Foreign exchange adjustment	423.9
Subtotal (CAD)	3,039.1
Deferred financing costs, interest rate floors, prepayment option and premiums	(56.0)
CAD denominated debt
TLA Facility	425.0
Canadian TLB Facility	137.6
Indebtedness	$3,545.7
(in millions of Canadian dollars)
Indebtedness	$3,545.7
less: Unsecured debt (Senior Notes)	(1,045.9)
Adjustments for covenant purposes:
Deferred financing costs, interest rate floors, prepayment option and premiums	56.0
Consolidated Total Secured Debt for Covenant Purposes	$2,555.8

As of December 31, 2014, the Consolidated Total Secured Debt to Consolidated EBITDA for Covenant Purposes ratio, for the purposes of our Senior Secured Credit Facilities, was 3.40:1.00, which was less than the maximum test ratio of 5.25:1.00.

CRITICAL ACCOUNTING JUDGMENTS AND ESTIMATES

The preparation of financial statements in accordance with IFRS requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the amounts of revenue and expenses reported for the year. Actual results could differ from these estimates under different assumptions and conditions. We believe the following describes the significant judgments and estimates used in the preparation of our consolidated financial statements for the year ended December 31, 2014.

Critical judgments in applying accounting policies

Revenue recognition

Revenue for fixed priced consulting contracts is recognized using the percentage of completion method. When using this method for revenue recognition, we are required to make judgments to accurately estimate costs incurred and costs required to complete our contracts.

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

Critical accounting estimates and assumptions

Derivative financial instruments measured at fair value

Derivative financial assets and liabilities are measured at fair value. When quoted market values are unavailable for our financial instruments, and in the absence of an active market, we determine fair value for financial instruments based on prevailing market rates (bid and ask prices, as appropriate) for instruments with similar characteristics and risk profiles or we make use of internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market-based inputs. The determination of fair value is significantly impacted by the assumptions used for the amount and timing of estimated future cash flows and discount rates. As a result, the fair value of financial assets and liabilities, and the amount of gains or losses on changes in fair value recorded to net income could vary.

Impairment of goodwill

Goodwill represented $2,446.6 million of our total assets at December 31, 2014. Determining whether goodwill is impaired requires an estimation of our value, which requires us to estimate the future cash flows expected to arise from operations and to make assumptions regarding economic factors, tax rates, and annual growth rates. Actual operating results and our related cash flows could differ from the estimates used for the impairment analysis.

Impairment of intangible assets

Intangible assets represented a significant portion of our total assets at December 31, 2014. We test intangible assets for impairment annually or more frequently if indicators of impairment or reversal of a prior impairment loss exist. The impairment analysis requires us to estimate the future cash flows expected to arise from operations, and to make assumptions regarding economic factors, discount rates, tax rates, and annual growth rates. Significant judgments are made in establishing these assumptions. Actual operating results and our related cash flows could differ from the estimates used for the impairment analysis.

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

IFRIC 21, Levies

On January 1, 2014, we retrospectively adopted IFRIC 21, Levies, which clarified the definition and treatment of levies. This change had no impact on our financial statements.

Amendments to IAS 36, Impairment of Assets

On January 1, 2014, we prospectively adopted amendments to IAS 36, Impairment of Assets, related to Recoverable Amount Disclosures for Non-Financial Assets, which will result in additional note disclosures in cases where the recoverable amount of impaired assets is based on fair value less costs of disposal. The change had no impact on our financial statements.

Recent IFRS Accounting Pronouncements

The IASB periodically issues new accounting standards. The new standards determined to be applicable to us are disclosed below. The remaining standards have been excluded as they are not applicable.

Revenue

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) was issued by the IASB on May 28, 2014, and will replace IAS 18, Revenue, IAS 11, Construction Contracts, and related interpretations on revenue. IFRS 15 sets out the requirements for recognizing revenue that apply to all contracts with customers, except for contracts that are within the scope of standards on leases, insurance contracts and financial instruments. IFRS 15 uses a control based approach to recognize revenue which is a change from the risk and reward approach under the current revenue standard. We can elect to use either a full or modified retrospective approach when adopting this standard and it is effective for annual periods beginning on or after January 1, 2017. We are currently evaluating the impact of IFRS 15 on our audited consolidated financial statements.

Financial instruments

IFRS 9, Financial Instruments (“IFRS 9”) was issued by the IASB on July 24, 2014, and will replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”).

IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Impairments of financial assets are determined using a single impairment model that requires entities to recognize expected credit losses without requiring a triggering event to occur. Financial liabilities are measured using one of three measurement approaches (fair value through profit or loss (“FVTPL”), fair value through other comprehensive income (“FVTOCI”), or amortized cost). Financial liabilities that are held-for-trading are measured at FVTPL, financial liabilities that are considered available for sale are measured at FVTOCI unless the FVTPL option is elected, while all other financial liabilities are measured at amortized cost unless the fair value option is elected. The treatment of embedded derivatives under the new standard is consistent with IAS 39. This standard is effective for annual periods beginning on or after January 1, 2018. We are currently evaluating the impact of IFRS 9 on our audited consolidated financial statements.

Item 6. Directors, Senior Management and Employees

A. Directors and senior management.

In the following table are listed the names, ages as of December 31, 2014 and positions of the individuals who serve as the directors and senior management of Telesat Holdings and Telesat Canada, along with the date that each individual was elected or appointed:

Name	Age	Title	Date First Elected or Appointed a Director or Member of Senior Management
Directors
Mark H. Rachesky, M.D.(1)	55	Chairman of the Board	October 31, 2007
Michael B. Targoff(2)	70	Director	October 31, 2007
Hank Intven	66	Director	October 31, 2007
Bezul (“Karim”) Abuani(3)	46	Director	July 2, 2014
Derek Murphy(1)	57	Director	October 31, 2007
James Pittman(2)	51	Director	October 31, 2007
John P. (Jack) Cashman	74	Director	October 31, 2007
Colin D. Watson(2)	73	Director, Chair of Audit Committee	October 31, 2007
Clare R. Copeland	78	Director	October 31, 2007
V. Peter Harder(1)	62	Director, Chair of Compensation and Corporate Governance Committee	October 31, 2007
Senior Management
Daniel S. Goldberg	49	President and Chief Executive Officer (Telesat Holdings and Telesat Canada)	October 31, 2007 (Telesat Holdings) September 18, 2006 (Telesat Canada)
Michèle Beck	49	Vice President, North American Sales (Telesat Canada)	January 1, 2013
Paul D. Bush	56	Senior Vice President, Corporate and Business Development North America (Telesat Canada)	August 7, 1997
Michel G. Cayouette	56	Chief Financial Officer and Treasurer (Telesat Holdings and Telesat Canada)	September 17, 2008
Christopher S. DiFrancesco	51	Vice President, General Counsel and Secretary (Telesat Holdings and Telesat Canada)	January 5, 2009

Thomas E. Eaton, Jr.(4)	59	Vice President, International Sales (Telesat Canada)	September 11, 2014
Patrick M. Enright	56	Vice President, Network Operations (Telesat Canada)	December 1, 2004
John Flaherty	49	Vice President, Business Planning & Marketing (Telesat Canada)	January 1, 2013
David N. Wendling	52	Chief Technical Officer (Telesat Canada)	October 31, 2007

(1)	Member of Compensation and Corporate Governance Committee.
(2)	Member of Audit Committee.
(3)	Effective July 2, 2014, Mr. Abuani replaced Gordon J. Fyfe as a director of Telesat Holdings Inc., Telesat Interco Inc. and Telesat Canada, and as a member of the Board of Managers of Telesat LLC.
(4)	Effective September 11, 2014, Mr. Eaton replaced Nigel J. Gibson as Vice President, International Sales (Telesat Canada)

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

Directors

Mark H. Rachesky, M.D. is the founder of MHR Fund Management LLC and has been its President since its inception in 1996. He has been Non-executive Chairman of the Board of Directors of Loral since March 1, 2006 and is Chairman of the Compensation Committee and a member of the Executive Committee of Loral. Dr. Rachesky is Non-executive Chairman of the Board and a member of the Strategic Advisory Committee and Compensation Committee of Lions Gate Entertainment Corp., a Director and member of the Compensation, Finance and Nominating and Governance Committees of Navistar International Corporation, a Director, and member of the Governance and Nominating Committee and the Compensation Committee of Emisphere Technologies, Inc., and a Director of Titan International Inc.

Michael B. Targoff has been Vice Chairman of Loral Space & Communications since November 2005, a consultant to Loral since December 2012 and was Chief Executive Officer from March 2006 to December 2012, and President from January 2008 to December 2012. From 1998 to February 2006, Mr. Targoff was founder and principal of Michael B. Targoff & Co., a private investment company.

Hank Intven is a legal counsel with the telecommunications practice of the law firm McCarthy Tétrault LLP. He served as Executive Director of Telecommunications at the Canadian Radio-television and Telecommunications Commission from 1980 to 1985. Over the past 29 years, he has advised on many of the major commercial, regulatory and policy developments in the Canadian telecommunications industry and has worked on commercial and regulatory telecommunications matters in more than 20 other countries.

Bezul (“Karim”) Abuani joined Public Sector Pension Investment Board (“PSP Investments”) as Vice President, Private Equity in March 2013. From 2008 to 2013, he was Chief Financial Officer of Presima Inc., a subsidiary of National Australia Bank. Prior to Presima, he was Vice-President, Investment Banking of Nova Bancorp Group and Chief Financial Officer of StrategicNova Mutual Funds. Mr. Abuani received his Chartered Accountant designation in 1992, and was Audit Manager at Ernst & Young.

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

John P. (Jack) Cashman is currently a director of Mettrum Health Corp (TSXV:MT). Until February 1, 2014, he was the Non Executive Chairman of Vectura Group Plc. UlKl (LSE: VEC). From 2002 – 2005 he was the Chairman of Advanced Surgical Concepts Ltd., Ireland, and a director of Bespak Plc. Mr. Cashman is also the former Chairman and joint CEO of R.P. Scherer Corporation.

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

Michèle Beck joined Telesat in 1987 as a project engineer in the Broadband Development Group. In 1994, she joined the Canadian Cable Telecommunications Association as Director Engineering and was subsequently promoted to Vice President in 1996. In March 2006, Ms. Beck returned to Telesat as the Director, Engineering responsible for all satellite service offerings. In 2009, she became Director of North American Enterprise and Government Sales and in January 2013 was promoted to Vice President, North American Sales. She holds a BA Sc., Electrical Engineering from the University of Ottawa.

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

Thomas E. Eaton Jr. joined Telesat Canada in September 2014 as Vice-President, International Sales. Before joining Telesat, Mr. Eaton was President of Harris CapRock Communications and an officer of Harris Corp from May 2011 to November 2013, Chief Operating Officer of Harris CapRock Communications from January 2010 to May 2011, and President of CapRock Government Solutions from October 2007 to January 2010. Previously, he served as President of G2 Satellite Solutions, a wholly-owned subsidiary of PanAmSat, and Executive Vice-President of PanAmSat from June 2002 to August 2007, and as Executive Vice-President of Global Sales and Marketing from November 2000 to June 2002. Mr. Eaton was Vice-President of Global Sales and Marketing for Intelsat from February 1995 to November 2000, and served as co-founder and Vice-President, Sales and Marketing for Integrated Network Services, Inc. from January 1992 to February 1995. He holds a Master of Business Administration from Mercer University and a Bachelor of Business Administration, Accounting from the University of Georgia.

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

John Flaherty joined Telesat in 1987, and since that time has held a variety of positions in Finance, Business Development and Marketing including the Director, South America from 2006 to 2007 and the Director, Planning and Marketing from 2007 to 2012. Mr. Flaherty was appointed Vice President, Business Planning & Marketing in 2013. He holds a Master of Business Administration from Queen’s University as well as a Bachelor of Arts, major in Economics from Carleton University.

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

During the fiscal year ended December 31, 2014, the aggregate fees paid to the other four directors by us were approximately $335,000.

These four independent directors are each paid an annual fee of $75,000. In addition to the annual fee, the Chair of the Audit Committee is paid $15,000, and the Chair of the Corporate Governance Committee is

paid $7,500. For each attendance at a meeting of the board or a board committee, each director who is paid the annual fee is also paid a meeting fee of $1,000 for each meeting attended in person, and a meeting fee of $500 for each meeting attended by telephone. Directors may be offered a right to elect to participate in one or more compensation plans which may be developed by us, in which case the annual fee of the participating director may be reduced by any value attributed to such right of participation. All directors are entitled to be reimbursed for travel and other expenses properly incurred by them in attending meetings of the board or of any committee of the board.

The directors of Telesat Holdings are also directors of Telesat Canada and Telesat Interco, and are members of the board of managers of Telesat LLC. They do not receive additional remuneration from us for acting in that capacity.

Senior Management Compensation

The aggregate salary and benefits paid by us to Telesat’s senior management for the year ended December 31, 2014 amounted to approximately $8.2 million. The aggregate salary and benefits paid by us to the five highest-paid officers of Telesat for the fiscal year ended December 31, 2014 was approximately $6.5 million.

As a Canadian company that is not a reporting issuer under the securities legislation of any jurisdiction in Canada, Telesat is not required to publicly disclose individual compensation information either as a requirement under its governing statute or under any securities legislation. Telesat does not publicly disclose individual compensation information in Canada.

In addition, the total amounts set aside or accrued by us in 2014 to provide pension, retirement or similar benefits to senior management of Telesat amounted to approximately $2 million.

Directors’ and Senior Management’s Indemnity Payments

We have entered into indemnity agreements with Telesat’s directors and members of senior management that may require us to indemnify them against certain liabilities that may arise by reason of their status or service as our directors or members of senior management. No indemnity payments were made to directors and/or senior management in 2014.

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

The principal duties and responsibilities of our Audit Committee, which are included in our Audit Committee charter, are to assist the board in its oversight of:

•	the integrity of the corporation’s financial statements and related information;
•	the corporation’s compliance with applicable legal and regulatory requirements;
•	the independence, qualifications and appointment of the corporation’s auditor;
•	management responsibility for reporting on internal controls and risk management; and
•	the administration, funding and investment of the corporation’s pension plans and fund.

Our Audit Committee is also responsible for:

•	appointing, compensating, retaining and overseeing the work of the corporation’s principal accounting firm;
•	establishing procedures for (a) the receipt, retention and treatment of complaints received by the corporation regarding accounting, internal controls or auditing matters and (b) confidential, anonymous submission of complaints by employees regarding questionable accounting or auditing matters;
•	pre-approving all engagements for permitted non-audit services provided by the corporation’s auditor to the corporation; and
•	reviewing and discussing the annual consolidated financial statements with management.

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

D. Employees.

As of December 31, 2014, Telesat Canada and its subsidiaries had approximately 419 full and part time employees, approximately 3% of whom are subject to collective bargaining agreements. Our employee body is primarily comprised of professional engineering, sales and marketing staff, administrative staff and skilled technical workers. Telesat Canada considers its employee relations to be good.

E. Share ownership.

The following table presents information regarding the ownership of certain classes of shares of Telesat Holdings by our directors and senior management as of December 31, 2014.

Name (Title)	Common	Voting Participating Preferred	Non-Voting Participating Preferred	Director Voting Preferred	Percentage of Class
Mark H. Rachesky, M.D.(1)	—	—	—	—	—
Michael B. Targoff	—	—	—	—	—
Hank Intven	—	—	—	—	—
Bezul (“Karim”) Abuani	—	—	—	—	—
Derek Murphy	—	—	—	—	—
James Pittman	—	—	—	—	—
John P. (Jack) Cashman	—	—	—	820	82%
Colin D. Watson	—	—	—	180	18%
Clare R. Copeland	—	—	—	—	—
V. Peter Harder	—	—	—	—	—
Daniel S. Goldberg	—	—	1,247,840	—	3.3%
Michèle Beck	—	—	—	—	—
Paul D. Bush	—	—	318,355	—	0.8%
Michel G. Cayouette	—	—	160,999	—	0.4%
Christopher S. DiFrancesco	—	—	—	—	—
Patrick M. Enright	—	—	—	—	—
Thomas E. Eaton, Jr.	—	—	—	—	—
John Flaherty	—	—	—	—	—
David N. Wendling	—	—	—	—	—

(1)	Various funds affiliated with MHR Fund Capital Management (“MHR”) hold, as of December 31, 2014, approximately 38.0% of Loral’s outstanding voting common stock and 57.1% of Loral’s total outstanding voting and non-voting common stock. Mark H. Rachesky, M.D., chairman of our board of directors and non-executive chairman of the board of directors of Loral, is the co-founder and president of MHR.

Telesat Holdings Stock Options

In September 2008 and April 2013, Telesat adopted stock incentive plans for certain key employees. The plans provide for the grant of up to 12,861,375 options, 8,824,646 authorized in 2008 and an additional 4,036,729 authorized in 2013, to purchase non-voting participating preferred shares of Telesat Holdings, convertible into common shares of Telesat Holdings.

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

As at December 31, 2014, there were 5,412,389 options outstanding under both plans (of which 2,677,384 were vested). The weighted-average remaining life of these outstanding options was seven years and the weighted average exercise price of the outstanding options granted to senior management is $21.47. There are 252,179 and 114,202 remaining options available for grant under the 2008 and 2013 plans respectively.

Item 7. Major Shareholders and Related Party Transactions

A. Major shareholders.

Telesat Interco holds 145 shares of common stock of Telesat Canada, which represents all of the issued and outstanding common stock of Telesat Canada. Telesat Holdings holds 1,100,001 shares of common stock of Telesat Interco, which represents all of the issued and outstanding common stock of Telesat Interco.

The following table sets forth the ownership of shareholders that are the beneficial owners of 5% or more of each class of shares of Telesat Holdings as of December 31, 2014.

Name (Title)	Common (C)	Voting Participating Preferred (VPP)	Non-Voting Participating Preferred (NPP)	Director Voting Preferred (DVP)	Percentage of Class
Red Isle Private Investments Inc.(1)	35,172,218	7,034,444	—	—	C: 47.4%
					VPP: 100%
Loral Holdings Corporation(1)(2)	39,080,242	—	35,953,824	—	C: 52.6%
					NPP: 94.0%
John P. (Jack) Cashman	—	—	—	820	DVP: 82%
Colin D. Watson	—	—	—	180	DVP: 18%

(1)	Each of Red Isle’s and Loral’s economic and voting interests on a combined basis taking into account the number and classes of shares owned by each of them are described below.
(2)	Various funds affiliated with MHR hold, as of December 31, 2014, approximately 38.0% of Loral’s outstanding voting common stock and 57.1% of Loral’s total outstanding voting and non-voting common stock. Mark H. Rachesky, M.D., chairman of our board of directors and non-executive chairman of the board of directors of Loral, is the co-founder and president of MHR.

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

Loral is a Delaware corporation and, together with its subsidiaries, is a leading satellite communications company. Loral participates in satellite services operations through its ownership of a 62.8% equity interest in Telesat Holdings and a 32.7% voting interest on all matters. Loral’s principal offices are located at 888 Seventh Ave., 40th Floor, New York, New York 10106. Loral’s registered office in the State of Delaware is located at 1209 Orange Street, Wilmington County of New Castle, Delaware 19801. Various funds affiliated with MHR hold, as of December 31, 2014, approximately 38.0% of Loral’s outstanding voting common stock and 57.1% of Loral’s total outstanding voting and non-voting common stock. Mark H. Rachesky, M.D., chairman of our board of directors and non-executive chairman of the board of directors of Loral, is the co-founder and president of MHR.

John P. Cashman is a Canadian citizen, residing in the City of Toronto, in the Province of Ontario. Mr. Cashman holds director voting preferred shares having a 31.1% voting interest for the election of directors only in Telesat Holdings. These shares have liquidation preference and dividend rights above common shares of Telesat Holdings. Mr. Cashman is an independent director of Telesat Holdings and Telesat Canada.

Colin D. Watson is a Canadian citizen, residing in the City of Toronto, in the Province of Ontario. Mr. Watson holds director voting preferred shares having a 6.8% voting interest for the election of directors only in Telesat Holdings. These shares have liquidation preference and dividend rights above common shares of Telesat Holdings. Mr. Watson is an independent director of Telesat Holdings and Telesat Canada.

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

In 2014, Telesat paid to Loral, approximately $6 million relating to the net settlement of tax receivables and payables.

In January 2014, dividends on the director voting preferred shares were declared and paid for the period November 1, 2012 to October 31, 2013 in the amount of $10,000. In October 2014, dividends on the director voting preferred shares were declared and paid for the period November 1, 2013 to October 31, 2014 in the amount of $10,000.

Accession Agreement

Coincident with their exercise of share appreciation rights and receipt of non-voting particpating preferred shares, current members of senior management, Daniel S. Goldberg, Michel G. Cayouette and Paul D. Bush, as well as a former member of senior management, entered into Accession Agreements pursuant to which they agreed to be bound by certain provisions of the Shareholders Agreement.

Administration Fee

Loral’s employees and retirees participate in certain welfare plans sponsored by Telesat. Loral pays Telesat an annual administrative fee of USD $0.1 million and reimburses Telesat for the plan costs attributable to Loral participants.

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

In 2014, Telesat paid to Loral, or accrued, approximately $1.2 million pursuant to the above agreements.

Loral Nominee Director

McCarthy Tétrault LLP has acted as Canadian counsel to Loral, Telesat Interco and Telesat Holdings in connection with the Telesat Canada acquisition, and as Canadian counsel to Telesat Canada in respect of the offering of the notes, the exchange offer and other matters, and may act for Telesat Canada, Telesat Interco and Telesat Holdings on other matters in the future. Mr. Hank Intven, counsel with McCarthy Tétrault LLP, is a director of Telesat Canada, Telesat Interco and Telesat Holdings. See “Item 6A. Directors, Senior Management and Employees” for additional information. In 2014, the aggregate amount of expenses incurred by Telesat Canada and its subsidiaries for services received from McCarthy Tétrault LLP was approximately $169,000.

Goldberg, Godles, Wiener & Wright

Henry Goldberg, the father of Daniel Goldberg, the President and Chief Executive Officer of Telesat Canada, is a partner in the law firm Goldberg, Godles, Wiener & Wright, which handles certain matters for Telesat Canada and its subsidiaries. In 2014, the aggregate amount of expenses incurred by Telesat Canada and its subsidiaries for services received was approximately USD $206,000.

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

We are subject to audits by taxing authorities in the various jurisdictions in which we operate. In Brazil, we are currently involved in a number of disputes with the Brazilian tax authorities who have alleged that additional taxes are owing on revenue earned by our Brazilian subsidiaries for the period 2003 to 2012. The disputes relate to the Brazilian tax authorities’ characterization of our revenue. Additional taxes of approximately $28 million have been assessed by Brazilian tax authorities and we have challenged those assessments. We believe the likelihood of an unfavorable outcome in these disputes is remote and, as such, no reserve has been established. Loral has agreed to indemnify us with respect to certain of the assessments issued in Brazil.

Other than the above, we are not aware of any proceedings outstanding or threatened as of the date hereof by or against us or relating to our business which may have, or have had in the recent past, significant effects on Telesat Canada’s financial position or profitability.

Environmental Matters

We are subject to various laws and regulations relating to the protection of the environment and human health and safety (including those governing the management, storage and disposal of hazardous materials). Some of our operations require continuous power supply, and, as a result, current and past operations at our earth stations and other technical facilities include fuel storage, and batteries for back-up generators and uninterruptible power systems. As an owner or operator of property and in connection with current and historical operations at some of our sites, we could incur costs, including cleanup costs, fines, sanctions and third-party claims, as a result of violations of or liabilities under environmental laws and regulations. We are not aware, however, of any environmental matters outstanding or threatened as of the date hereof by or against us or relating to our business which would be material to our financial condition or results of operations.

Dividend Policy

Common Shares

In 2014, no dividends on the common shares were declared. Dividends will be declared subject to the requirements of the CBCA, and paid as permitted by the Senior Secured Credit Facilities and the indenture governing the Senior Notes.

Voting Participating Preferred Shares

In 2014, no dividends on the voting participating preferred shares were declared. Dividends will be declared subject to the requirements of the CBCA, and paid as permitted by the Senior Secured Credit Facilities and the indenture governing the Senior Notes.

Non-Voting Participating Preferred Shares

In 2014, no dividends on the non-voting participating preferred shares were declared. Dividends will be declared subject to the requirements of the CBCA, and paid as permitted by the senior secured facilities and the indenture governing the Senior Notes.

Director Voting Preferred Shares

In January 2014 dividends on the director voting preferred shares were declared and paid for the period November 1, 2012 to October 31, 2013 in the amount of $10,000. In October 2014, dividends on the director voting preferred shares were declared and paid for the period November 1, 2013 to October 31, 2014 in the amount of $10,000. Dividends for future periods will be declared subject to the requirements of the CBCA, and paid as permitted by the Senior Secured Credit Facilities and the indenture governing the Senior Notes.

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

According to its by-laws, the directors of Telesat Holdings may be paid such remuneration for their services as the board of directors may from time to time determine. However, the Shareholders Agreement provides that no director who is a shareholder nominee shall receive compensation for his services as a director (other than reimbursement for expenses). Neither Telesat Holdings’ articles nor its by-laws (a) require an independent quorum for voting on director compensation; (b) set out a mandatory retirement age for Telesat Holdings’ directors; or (c) require the directors to own securities of Telesat Holdings in order to serve as directors.

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

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

“Disclosure controls and procedures”, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities and Exchange Act of 1934, as amended (“Exchange Act”), are designed to provide reasonable assurance that information required to be disclosed is accumulated and communicated to management in a timely manner. As of December 31, 2014, Telesat conducted an evaluation under the supervision and with the participation of its management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of its disclosure controls and procedures. Based on this evaluation, Telesat’s Chief Executive Officer and Chief Financial Officer concluded that Telesat’s disclosure controls and procedures were effective as of December 31, 2014 to provide reasonable assurance that information required to be disclosed by it in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

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

An evaluation of the effectiveness of Telesat’s internal control over financial reporting was conducted by Telesat’s management, under the supervision and with the participation of Telesat’s Chief Executive Officer and Chief Financial Officer, based on the framework set forth in the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. Based on this evaluation, Telesat’s Chief Executive Officer and Chief Financial Officer have concluded that Telesat’s internal control over financial reporting was effective as of December 31, 2014.

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

Item 16B. Code of Ethics

Telesat Canada has adopted a written code of ethics that applies to all of its employees. A copy of the Code of Business Conduct is available, free of charge, on Telesat Canada’s website located at www.telesat.com. If any amendments are made to this Code of Business Conduct other than technical, administrative, or other non-substantive amendments, or if any waivers, including implicit waivers, from a provision of this Code of Business Conduct are granted to Telesat Canada’s Chief Executive Officer, Chief Financial Officer or other finance executives, Telesat Canada will disclose the nature of the amendment or waiver, its effective date and to whom it applies on its website or in a report on Form 6-K or other similar form filed with the SEC. There were no material amendments to, or waivers of, the Code of Business Conduct during our fiscal year ended December 31, 2014.

Item 16C. Principal Accountant Fees and Services

Deloitte LLP (“Deloitte”) acted as the principal Independent Registered Public Accounting Firm for Telesat Holdings for the years ended December 31, 2013 and December 31, 2014. Set forth below is a breakdown of fees for services rendered during those years.

	Year Ended December 31, 2014	Year Ended December 31, 2013
	(In thousands of Canadian dollars)
Audit fees	$840	$853
Audit-related fees	—	9
Tax fees	90	150
All other fees	54	2
Total	$984	$1,014

Our Audit Committee must approve all audit, audit-related and permitted non-audit services to be provided by Deloitte and their related fees. Fees related to the annual audits of our consolidated financial statements are specifically approved by the Audit Committee on an annual basis. All fees for other audit and audit-related services are pre-approved annually or more frequently, if required. The Audit Committee has considered whether the provision of non-audit services is compatible with maintaining Deloitte’s independence.

Audit Fees

Audit fees were for professional services rendered by Deloitte for the audit of our annual financial statements and for the reviews of our quarterly financial statements for the years ended December 31, 2014 and 2013. The audit fees also include fees for the audits of our pension plans for the years ended December 31, 2014 and 2013, and for other miscellaneous audits.

Audit-Related Fees

Audit-related fees were for assurance and related services reasonably related to the performance of the audit of the annual financial statements, but are not reported under “Audit Fees” above.

Tax Fees

The 2014 and 2013 tax fees include amounts related to SR&ED services.

All Other Fees

The 2014 and 2013 other fees related to access to on-line accounting research services. In addition, the 2014 other fees also included assistance with due diligence procedures, and consulting services related to the preparation of customer proposal.

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

PART III

Item 17. Financial Statements

See our Consolidated Financial Statements beginning at page F-1.

Item 18. Financial Statements

Not applicable.

Item 19. Exhibits

Exhibit No.	Description
1.1	Certificate and Articles of Amalgamation of Telesat Canada, dated as of October 31, 2007(3)
1.2	Telesat Canada Unanimous Shareholder Declaration, dated as of October 31, 2007, by and between Telesat Canada and Telesat Interco Inc.(3)
1.3	By-Law No. 1 of Telesat Canada, dated as of October 31, 2007(3)
1.4	Certificate of Formation, dated September 7, 2007, and Certificate of Amendment to Certificate of Formation, dated October 12, 2007, of Telesat LLC(3)
1.5	Limited Liability Company Agreement of Telesat LLC, dated October 31, 2007(3)
1.6	Articles of Incorporation of Telesat Holdings Inc. (formerly 4363205 Canada Inc.)(2)
1.7	By-Law No. 1 of Telesat Holdings Inc. (formerly 4363205 Canada Inc.)(2)
2.1	Indenture, dated May 14, 2012, with respect to Telesat Canada’s 6.0% Senior Notes due 2017, among Telesat Canada, Telesat LLC, as co-issuer, the guarantors party thereto and The Bank of New York Mellon, as Trustee(7)
2.2	First Supplemental Indenture, dated as of September 13, 2013, with respect to Telesat Canada’s 6.0% Senior Notes due 2017, among Telesat Luxembourg S.à r.l., Telesat Canada, Telesat LLC, as co-issuer, the guarantors party thereto and The Bank of New York Mellon, as Trustee(11)
4.1	Adjustment Agreement, dated as of October 29, 2007, between Telesat Interco Inc. (formerly 4363213 Canada Inc.), BCE Inc, and Telesat Canada(2)
4.2	Shareholders Agreement, dated as of October 31, 2007, between Public Sector Pension Investment Board, Red Isle Private Investments Inc., Loral Space & Communications Inc., Loral Space & Communications Holdings Corporation, Loral Holdings Corporation, Loral Skynet Corporation, John P. Cashman, Colin D. Watson, Telesat Holdings Inc, (formerly 4363205 Canada Inc.), Telesat Interco Inc. (formerly 4363213 Canada Inc.), Telesat Canada and MHR Fund Management LLC(2)
4.3	Consulting Services Agreement, dated as of October 31, 2007, by and between Loral Space & Communications Inc. and Telesat Canada(2)
4.4	Form of Indemnity Agreement by and among Telesat Canada, Telesat Holdings Inc., Telesat Interco Inc. and Officers and Directors(6)
4.5	Indemnity Agreement dated as of October 31, 2007 by and among Loral Space & Communications Inc., Telesat Canada, Telesat Holdings Inc., Telesat Interco Inc. and Henry (Hank) Intven(2)
4.6	Acknowledgement and Indemnity Agreement, dated as of October 31, 2007, between Loral Space & Communications Inc., Telesat, Telesat Holdings Inc. (formerly 4363205 Canada Inc.), Telesat Interco Inc. (formerly 4363213 Canada Inc.) and McCarthy Tétrault LLP(2)
4.7	Grant Agreement, dated as of May 20, 2011, by and among Telesat Holdings Inc., Telesat Canada, Loral Space & Communications Inc, the Public Sector Pension Investment Board, 4440480 Canada Inc. and Daniel Goldberg(5)
4.8	Grant Agreement, dated as of May 31, 2011, by and among Telesat Holdings Inc., Telesat Canada, Loral Space & Communications Inc, the Public Sector Pension Investment Board, 4440480 Canada Inc. and Michel G. Cayouette(5)

Exhibit No.	Description
4.9	Grant Agreement, dated as of May 31, 2011, by and among Telesat Holdings Inc., Telesat Canada, Loral Space & Communications Inc., the Public Sector Pension Investment Board, 4440480 Canada Inc. and Michael C. Schwartz(5)
4.10	Grant Agreement, dated as of November 18, 2013, by and among Telesat Holdings Inc., Telesat Canada, Loral Space & Communications Inc., the Public Sector Pension Investment Board, 4440480 Canada Inc. and Daniel Goldberg(10)
4.11	Grant Agreement, dated as of November 18, 2013, by and among Telesat Holdings Inc., Telesat Canada, Loral Space & Communications Inc., the Public Sector Pension Investment Board, 4440480 Canada Inc. and Michel G. Cayouette(10)
4.12	Grant Agreement, dated as of November 18, 2013, by and among Telesat Holdings Inc., Telesat Canada, Loral Space & Communications Inc., the Public Sector Pension Investment Board, 4440480 Canada Inc. and Paul D. Bush(10)
4.13	Form of Accession Agreement to the Unanimous Shareholders’ Agreement by and among Telesat Holdings, Inc. and Daniel S. Goldberg, Michel G. Cayouette, Paul Bush and Michael Schwartz.(9)
4.14	Credit Agreement, dated as of March 28, 2012, by and among Telesat Holdings, Inc., Telesat Canada, Telesat LLC, the guarantors party thereto, JP Morgan Chase Bank, N.A., as administrative agent, and the other lenders party thereto.(6)
4.15	Amendment No. 1, dated as of April 2, 2013, to the Credit Agreement dated as of March 28, 2012, by and among Telesat Holdings Inc., Telesat Canada, Telesat LLC, the guarantors party thereto, JP Morgan Chase Bank, N.A., as administrative agent, and the other lenders party thereto.(8)
4.16	Share Purchase Agreement among 4363213 Canada Inc., BCE Inc. and Telesat Canada dated December 16, 2006(1)
4.17	Space Segment Assignment and Assumption Agreement, dated as of March 1, 2011, by and among Telesat IOM Limited and Loral Space & Communications Inc.(4)
4.18	Gateway Facilities Assignment and Assumption Agreement, dated as of March 1, 2011, by and among Telesat Canada, Loral Space & Communications Inc. and Loral Canadian Gateway Corporation(4)
4.19	Barrett Assignment Agreement, dated as of March 1, 2011, by and among Telesat IOM Limited and Loral Space & Communications Inc.(4)
4.20	Guarantee Novation Agreement, dated as of August 3, 2012, by and among Loral Space & Communications Inc., MacDonald, Dettwiler and Associates Ltd. and Telesat Canada(9)
8.1*	List of Subsidiaries
12.1*	Section 302 Certification of Chief Executive Officer
12.2*	Section 302 Certification of Chief Financial Officer
13.1*	Section 906 Certification of Chief Executive Officer
13.2*	Section 906 Certification of Chief Financial Officer

(1)	Incorporated by reference from the Current Report on Form 8-K of Loral Space & Communications Inc. filed on December 21, 2006.
(2)	Incorporated by reference from the Current Report on Form 8-K of Loral Space & Communications Inc. filed on November 2, 2007.
(3)	Incorporated by reference from the Form F-4 of Telesat Canada filed on June 5, 2009.
(4)	Incorporated by reference from the Annual Report on Form 20-F of Telesat Canada filed on March 3, 2011.
(5)	Incorporated by reference from the Current Report on Form 8-K of Loral Space & Communications Inc. filed on June 13, 2011.

(6)	Incorporated by reference from the Report of Foreign Issuer on Form 6-K of Telesat Canada filed on March 29, 2012.
(7)	Incorporated by reference from the Report of Foreign Issuer on Form 6-K of Telesat Canada filed on May 14, 2012.
(8)	Incorporated by reference from the Report of Foreign Issuer on Form 6-K of Telesat Holdings Inc. filed on April 2, 2013.
(9)	Incorporated by reference from the Annual Report on Form 20-F of Telesat Holdings Inc. filed on February 21, 2013.
(10)	Incorporated by reference from the Current Report on Form 8-K of Loral Space & Communications Inc. filed on November 20, 2013.
(11)	Incorporated by reference from the Annual Report on Form 20-F of Telesat Holdings Inc. filed on February 24, 2014.
*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Telesat Holdings Inc.

/s/ Daniel S. Goldberg

Name: Daniel S. Goldberg
Title:  President and Chief Executive Officer

Date: February 26, 2015

Telesat Holdings Inc.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Telesat Holdings Inc.

We have audited the accompanying consolidated financial statements of Telesat Holdings Inc. (the “Company”), which comprise the consolidated balance sheets as at December 31, 2014 and December 31, 2013, and the consolidated statements of income, consolidated statements of comprehensive income, consolidated statements of changes in shareholders' equity, and consolidated statements of cash flows for each of the years in the three-year period ended December 31, 2014, and a summary of significant accounting policies and other explanatory information.

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Telesat Holdings Inc. as at December 31, 2014 and December 31, 2013, and its financial performance and its cash flows for each of the years in the three-year period ended December 31, 2014 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Deloitte LLP

Chartered Professional Accountants, Chartered Accountants
Licensed Public Accountants
February 25, 2015
Toronto, Canada

Telesat Holdings Inc.

Consolidated Statements of Income
For the year ended December 31

(in thousands of Canadian dollars)	Notes	2014	2013	2012
Revenue	6	$922,871	$896,896	$845,810
Operating expenses	7	(187,789)	(201,062)	(245,879)
		735,082	695,834	599,931
Depreciation		(216,496)	(211,151)	(208,685)
Amortization		(30,825)	(32,659)	(35,965)
Other operating (losses) gains, net	8	(304)	25,335	5,890
Operating income		487,457	477,359	361,171
Interest expense	9	(206,933)	(224,099)	(245,421)
Loss on financing		—	(18,487)	(77,278)
Interest and other income		3,056	11,668	1,361
Gain (loss) on changes in fair value of financial instruments		48,931	80,928	(58,984)
(Loss) gain on foreign exchange		(241,087)	(194,909)	78,854
Income before tax		91,424	132,460	59,703
Tax expense	10	(78,220)	(64,367)	(35,344)
Net income		$13,204	$68,093	$24,359

See accompanying notes to the consolidated financial statements

Telesat Holdings Inc.

Consolidated Statements of Comprehensive (Loss) Income
For the year ended December 31

(in thousands of Canadian dollars)	2014	2013	2012
Net income	$13,204	$68,093	$24,359
Other comprehensive (loss) income
Items that may be reclassified into profit or loss
Foreign currency translation adjustments	3,793	(1,281)	(1,509)
Items that will not be reclassified into profit or loss
Actuarial (losses) gains on employee benefit plans	(23,346)	21,230	5,696
Tax recovery (expense)	5,777	(5,280)	(1,366)
Other comprehensive (loss) income	(13,776)	14,669	2,821
Total comprehensive (loss) income	$(572)	$82,762	$27,180

See accompanying notes to the consolidated financial statements

Telesat Holdings Inc.

Consolidated Statements of Changes in Shareholders' Equity

(in thousands of Canadian dollars)	Notes	Common shares	Preferred shares	Total share capital	Accumulated earnings	Equity-settled employee benefits reserve	Foreign currency translation reserve	Total reserves	Total shareholders' equity
Balance at January 1, 2012		$756,414	$541,764	$1,298,178	$369,992	$27,227	$(5,233)	$21,994	$1,690,164
Net income		—	—	—	24,359	—	—	—	24,359
Issuance of share capital		—	14,762	14,762	—	—	—	—	14,762
Return of capital	33	(415,812)	(240,734)	(656,546)	—	—	—	—	(656,546)
Other comprehensive income (loss), net of tax expense of $1,366		—	—	—	4,330	—	(1,509)	(1,509)	2,821
Share-based compensation		—	—	—	(25,639)	(23,189)	—	(23,189)	(48,828)
Balance at December 31, 2012		$340,602	$315,792	$656,394	$373,042	$4,038	$(6,742)	$(2,704)	$1,026,732
Balance at January 1, 2013		$340,602	$315,792	$656,394	$373,042	$4,038	$(6,742)	$(2,704)	$1,026,732
Net income		—	—	—	68,093	—	—	—	68,093
Dividends declared on preferred shares	25	—	—	—	(10)	—	—	—	(10)
Issuance of share capital	25	—	266	266	—	—	—	—	266
Other comprehensive income (loss), net of tax expense of $5,280		—	—	—	15,950	—	(1,281)	(1,281)	14,669
Share-based compensation		—	—	—	(1,062)	13,215	—	13,215	12,153
Balance at December 31, 2013		$340,602	$316,058	$656,660	$456,013	$17,253	$(8,023)	$9,230	$1,121,903
Balance at January 1, 2014		$340,602	$316,058	$656,660	$456,013	$17,253	$(8,023)	$9,230	$1,121,903
Net income		—	—	—	13,204	—	—	—	13,204
Dividends declared on preferred shares	25	—	—	—	(20)	—	—	—	(20)
Issuance of share capital	25	—	214	214	—	—	—	—	214
Other comprehensive (loss) income, net of tax recovery of $5,777		—	—	—	(17,569)	—	3,793	3,793	(13,776)
Share-based compensation		—	—	—	—	9,643	—	9,643	9,643
Balance at December 31, 2014		$340,602	$316,272	$656,874	$451,628	$26,896	$(4,230)	$22,666	$1,131,168

See accompanying notes to the consolidated financial statements

Telesat Holdings Inc.

Consolidated Balance Sheets

(in thousands of Canadian dollars)	Notes	December 31, 2014	December 31, 2013
Assets
Cash and cash equivalents	30	$497,356	$298,713
Trade and other receivables	11	49,534	50,266
Other current financial assets	12	765	7,174
Prepaid expenses and other current assets	13	17,202	18,665
Total current assets		564,857	374,818
Satellites, property and other equipment	6, 16	1,861,015	1,962,759
Deferred tax assets	10	3,183	10,024
Other long-term financial assets	6, 14	38,442	76,006
Other long-term assets	6, 15	3,170	2,765
Intangible assets	6, 17	820,572	845,286
Goodwill	18	2,446,603	2,446,603
Total assets		$5,737,842	$5,718,261
Liabilities
Trade and other payables	19	$36,714	$34,484
Other current financial liabilities	20	35,633	164,755
Other current liabilities	21	124,145	122,058
Current indebtedness	24	58,822	57,364
Total current liabilities		255,314	378,661
Long-term indebtedness	24	3,486,857	3,284,502
Deferred tax liabilities	10	484,758	515,207
Other long-term financial liabilities	22	60,753	72,803
Other long-term liabilities	23	318,992	345,185
Total liabilities		4,606,674	4,596,358
Shareholders' Equity
Share capital	25	656,874	656,660
Accumulated earnings		451,628	456,013
Reserves		22,666	9,230
Total shareholders' equity		1,131,168	1,121,903
Total liabilities and shareholders' equity		$5,737,842	$5,718,261

See accompanying notes to the consolidated financial statements

Telesat Holdings Inc.

Consolidated Statements of Cash Flows
For the year ended December 31

(in thousands of Canadian dollars)	Notes	2014	2013	2012
			Restated (Note 3)	Restated (Note 3)
Cash flows from operating activities
Net income		$13,204	$68,093	$24,359
Adjustments to reconcile net income to cash flows from operating activities
Depreciation		216,496	211,151	208,685
Amortization		30,825	32,659	35,965
Tax expense	10	78,220	64,367	35,344
Interest expense		206,933	224,099	245,421
Interest income		(2,711)	(1,288)	(1,090)
Unrealized foreign exchange loss (gain)		238,386	194,041	(78,427)
(Gain) loss on changes in fair value of financial instruments		(48,931)	(80,928)	58,984
Share-based compensation	28	9,655	13,517	1,202
Impairment reversal on intangible assets	8	—	(17,274)	(1,194)
Gain on other post-employment benefit plan amendment	8	—	(9,786)	—
Loss on disposal of assets	8	304	1,725	778
Loss on financing		—	18,487	77,278
Other		(57,538)	(49,755)	(62,646)
Income taxes paid, net of income taxes received	30	(80,799)	(12,569)	(3,764)
Interest paid, net of capitalized interest and interest received	30	(192,897)	(211,141)	(238,392)
Customer prepayments on future satellite services		—	32,305	40,345
Insurance proceeds		—	—	314
Repurchase of stock options and exercise of share appreciation rights	28	—	(1,196)	(35,266)
Operating assets and liabilities	30	1,052	3,023	(7,907)
Net cash from operating activities		$412,199	$479,530	$299,989
Cash flows used in investing activities
Satellite programs, including capitalized interest		$(84,591)	$(71,178)	$(162,549)
Purchase of other property and equipment		(10,695)	(8,772)	(7,611)
Purchase of intangible assets		(185)	(6)	(166)
Proceeds from sale of assets		311	1,081	72
Net cash used in investing activities		$(95,160)	$(78,875)	$(170,254)
Cash flows used in financing activities
Proceeds from indebtedness		$—	$—	$3,306,865
Proceeds from issue of promissory note	33	—	—	145,466
Repayment of indebtedness		(70,692)	(271,448)	(2,777,507)
Settlement of derivatives		(60,824)	(1,219)	(1,693)
Repayment of senior preferred shares	33	—	—	(141,435)
Payment of premium on early retirement of indebtedness		—	(13,793)	(39,444)
Payment of debt issue costs		—	(810)	(52,030)
Return of capital to shareholders	33	—	—	(656,546)
Proceeds from exercise of stock options		202	99	—
Dividends paid on preferred shares		(20)	(10)	—
Satellite performance incentive payments		(5,452)	(4,770)	(4,582)
Net cash used in financing activities		$(136,786)	$(291,951)	$(220,906)
Effect of changes in exchange rates on cash and cash equivalents		$18,390	$9,048	$(5,830)
Increase (decrease) in cash and cash equivalents		$198,643	$117,752	$(97,001)
Cash and cash equivalents, beginning of year		298,713	180,961	277,962
Cash and cash equivalents, end of year	30	$497,356	$298,713	$180,961

See accompanying notes to the consolidated financial statements

Telesat Holdings Inc.

Notes to the 2014 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

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

As at December 31, 2014, Loral Space and Communications Inc. (“Loral”) and Canada’s Public Sector Pension Investment Board (“PSP Investments”) indirectly hold economic interests in Telesat of 62.8% and 35.3%, respectively, with the remaining 1.9% economic interest held by various individuals. Loral indirectly holds a voting interest of 32.7% on all matters including the election of directors. PSP Investments indirectly holds a voting interest of 67.3% on all matters except for the election of directors, and a 29.4% voting interest for the election of directors. The remaining voting interest of 37.9% for the election of directors is held by shareholders of the Company’s Director Voting Preferred Shares.

Unless the context states or requires otherwise, references herein to the “financial statements” or similar terms refer to the consolidated financial statements of Telesat Holdings Inc.

On February 25, 2015, these financial statements were approved by the Audit Committee of the Board of Directors and authorized for issue.

2. BASIS OF PRESENTATION

Statement of Compliance

The consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The accounting policies described in Note 4 were consistently applied to all the years presented.

Basis of Consolidation

These consolidated financial statements include the results of the Company and subsidiaries controlled by the Company. Control is achieved when the Company has power over an entity, has exposure, or rights to variable returns from its involvement with an entity, and has the ability to use the power over an entity to affect the amount of its return. The most significant wholly-owned subsidiaries are listed in Note 32.

3. CHANGES IN ACCOUNTING POLICIES

IFRIC 21, Levies

The Company adopted IFRIC 21 on January 1, 2014. The adoption clarified the definition and treatment of levies. The change had no impact on the financial statements of the Company. The clarification of the definition and treatment of levies has been adopted retrospectively.

Amendments to IAS 36, Impairment of Assets

The Company adopted the amendments to IAS 36 on January 1, 2014. The adoption will result in additional note disclosure in cases where the recoverable amount of impaired assets is based on fair value less costs of disposal. The change had no impact on these financial statements. The amendment has been adopted prospectively.

IAS 1, Presentation of the Consolidated Statements of Cash Flows

For the year ended December 31, 2014, the Company changed its presentation on the statements of cash flows for income tax expense, unrealized foreign exchange loss (gain), and the settlement of derivatives.

Telesat Holdings Inc.

Notes to the 2014 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

3. CHANGES IN ACCOUNTING POLICIES  – (continued)

Income tax expense has been included as a separate non-cash adjustment to cash flows from operating activities. The income tax expense had previously been classified as a component of operating assets and liabilities in cash flows from operating activities.

The cash flows relating to the settlement of derivatives have been classified as cash flows used in financing activities. The cash flows relating to the settlement of derivatives had previously been classified as a component of operating assets and liabilities in cash flows from operating activities.

The foreign exchange impact on cash and cash equivalents for Canadian subsidiaries has been included in the effect of changes in exchange rates on cash and cash equivalents. This balance had previously been classified as unrealized foreign exchange loss (gain) in cash flows from operating activities.

The change in presentation resulted in certain comparative figures being reclassified on the statements of cash flows to conform with the financial statement presentation adopted in the current year.

4. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared on an historical cost basis except for certain financial instruments which were measured at their fair values, as explained in the accounting policies below. Historical cost is based on the fair value of the consideration given or received in exchange for assets or liabilities.

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

Foreign Currency Translation

Unless otherwise specified, all figures reported in the consolidated financial statements and associated note disclosures are presented in Canadian dollars, which is the functional and presentational currency of the Company. Each of the subsidiaries of the Company determines its own functional currency and uses that currency to measure items on its separate financial statements.

Upon consolidation of the Company’s foreign operations that have a functional currency other than the Canadian dollar, assets and liabilities are translated at the year end exchange rate, and revenue and expenses are translated at average exchange rates of the month in which the transactions occurred. Gains or losses on the translation of foreign subsidiaries are recognized in other comprehensive income.

On the financial statements of the Company and its subsidiaries, foreign currency non-monetary assets and liabilities are translated at their historical exchange rates, foreign currency monetary assets and liabilities are translated at the year end exchange rates, and foreign denominated revenue and expenses are translated at average exchange rates of the month in which the transaction occurred. Gains or losses on translation of these items are recognized as a component of net income.

Cash and Cash Equivalents

All highly liquid investments with an original maturity of three months or less are classified as cash and cash equivalents. Cash and cash equivalents are comprised of cash on hand, demand deposits, short-term investments and restricted cash expected to be used within the next twelve months.

Telesat Holdings Inc.

Notes to the 2014 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

4. SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Revenue Recognition

Telesat recognizes revenue from satellite services when earned, as services are rendered or delivered to customers. Revenue is measured at the fair value of the consideration received or receivable. There must be clear evidence that an arrangement exists, the amount of revenue must be known or determinable and collectability must be reasonably assured.

Revenue from a contract to sell consulting services is recognized as follows:

•	Consulting revenue for cost plus contracts is recognized after the work has been completed and accepted by the customer.
•	The percentage of completion method is used for fixed price consulting revenue contracts. Percentage of completion is measured by comparing actual cost incurred to total cost expected.

Equipment sales revenue is recognized when the equipment is delivered to and accepted by the customer. Only equipment sales are subject to warranty or return and there is no general right of return. Historically, the Company has not incurred significant expenses for warranties.

When a transaction involves more than one product or service, revenue is allocated to each deliverable based on its relative fair value; otherwise, revenue is recognized as products are delivered or as services are provided over the term of the customer contract. Transactions are evaluated to determine whether the Company is the principal and if the transactions should be recorded on a gross or net basis.

Deferred Revenue

Deferred revenue represents the Company’s liability for the provision of future services and is classified on the balance sheet in other current and other long-term liabilities. Deferred revenue consists of remuneration received in advance of the provision of service and is recognized in income on a straight-line basis over the term of the related customer contract.

Borrowing Costs

Borrowing costs are incurred on the Company’s debt financing. Borrowing costs attributable to the acquisition, production or construction of a qualifying asset are added to the cost of that asset. The Company has defined a qualifying asset as an asset that takes longer than twelve months to be ready for its intended use or sale. Capitalization of borrowing costs continues until such time that the asset is substantially ready for its intended use or sale. Borrowing costs are determined based on specific financing related to the asset or in the absence of specific financing, the borrowing costs are calculated on the basis of a capitalization rate which is equal to the Company’s weighted average cost of debt. All other borrowing costs are expensed when incurred.

Satellites, Property and Other Equipment

Satellites, property and other equipment, which are carried at cost, less accumulated depreciation and any accumulated impairment losses, include the contractual cost of equipment, capitalized engineering costs, capitalized borrowing costs during the construction or production of qualifying assets, and with respect to satellites, the cost of launch services, and launch insurance.

Depreciation is calculated using the straight-line method over the respective estimated useful lives of the assets.

Telesat Holdings Inc.

Notes to the 2014 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

4. SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Below are the estimated useful lives in years of satellites, property and other equipment as of December 31, 2014.

Years
Satellites	12 to 15
Property and other equipment	2 to 30

Construction in progress is not depreciated as depreciation only commences when the asset is ready for its intended use. For satellites, depreciation commences on the day the satellite becomes available for service and continues until the accumulated depreciation equals the amount of the cost or until the satellite is retired.

The investment in each satellite will be removed from the accounts when the satellite is retired. When other property is retired from operations at the end of its useful life, the cost of the asset and accumulated depreciation are removed from the accounts. Earnings are credited with the amount of any net salvage value and charged with any net cost of removal. When an asset is sold prior to the end of its useful life, the gain or loss is recognized immediately in other operating (losses) gains, net.

In the event of an unsuccessful launch or total in-orbit satellite failure, all unamortized costs that are not recoverable under launch or in-orbit insurance are recorded in other operating (losses) gains, net.

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

Telesat Holdings Inc.

Notes to the 2014 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

4. SIGNIFICANT ACCOUNTING POLICIES  – (continued)

An impairment loss is the amount by which the carrying amount of an asset or CGU exceeds its recoverable amount. When an impairment loss subsequently reverses, the carrying amount of the asset (or a CGU) is increased to the revised measure of its recoverable amount, so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or CGU) in prior years. Impairment losses and reversals of impairment losses are recognized in other operating (losses) gains, net.

Goodwill and Intangible Assets

The Company accounts for business combinations using the acquisition method of accounting, which establishes specific criteria for the recognition of intangible assets separately from goodwill. Goodwill represents the excess between the total of the consideration transferred over the fair value of net assets acquired. After initial recognition at cost, goodwill is measured at cost less any accumulated impairment losses.

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

Below are the estimated useful lives in years of the finite life intangible assets as of December 31, 2014.

Years
Revenue backlog	9 to 17
Customer relationships	6 to 21
Customer contracts	3 to 15
Concession rights	6 to 15
Transponder rights	14
Patents	18

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

An impairment test consists of assessing the recoverable amount of an asset, which is the higher of its fair value less disposal costs and its value in use. For the impairment assessment, fair value is calculated on a recurring basis and is calculated using level 2 or level 3 of the fair value hierarchy depending upon the valuation approach being utilized.

Telesat Holdings Inc.

Notes to the 2014 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

4. SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Orbital Slots

In performing the orbital slot impairment analysis, the Company determines, for each orbital slot, its fair value less disposal costs, and its value in use on an annual basis. The higher of these two amounts is determined to be the recoverable amount. To the extent that the recoverable amount is less than the carrying value of the asset, an impairment exists and the asset is written down to its recoverable amount.

The key assumptions used in estimating the recoverable amounts of the orbital slots include:

i)	the market penetration leading to revenue growth;
ii)	the profit margin;
iii)	the duration and profile of the build-up period;
iv)	the estimated start-up costs and losses incurred during the build-up period; and
v)	the discount rate.

Fair value less disposal costs is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. In order to determine the fair value less disposal costs, the Company uses either a market or income approach. Under a market approach, the Company measures what an independent third party would pay to purchase the orbital slot by looking to actual market transactions for similar assets. Under an income approach, the fair value is determined to be the sum of the projected discounted cash flows over a discrete period of time in addition to the terminal value.

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

Under both approaches, all assumptions used are based on management’s best estimates. The discount rates are consistent with external sources of information.

Trade Name

For the purposes of impairment testing, the fair value of the trade name was determined using an income approach, specifically the relief from royalties method.

Telesat Holdings Inc.

Notes to the 2014 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

4. SIGNIFICANT ACCOUNTING POLICIES  – (continued)

The relief from royalties method is comprised of two major steps:

i)	a determination of the hypothetical royalty rate; and
ii)	the subsequent application of the royalty rate to projected revenue.

In determining the hypothetical royalty rate in the relief from royalties method, the Company considered comparable license agreements, operating earnings benchmarks, an excess earnings analysis to determine aggregate intangible asset earnings, and other qualitative factors. The key assumptions used include the tax and discount rates.

Financial Instruments

The Company uses derivative financial instruments to manage its exposure to foreign exchange risk associated with debt denominated in foreign currencies, as well as to reduce its exposure to interest rate risk associated with debt. Currently, the Company does not designate any of its derivative financial instruments as hedging instruments for accounting purposes. All realized and unrealized gains and losses on these derivative financial instruments are recorded in the consolidated statement of income as part of gain (loss) on changes in fair value of financial instruments.

Financial assets and financial liabilities that are classified as held-for-trading (“HFT”) are measured at fair value. The unrealized gains and losses relating to HFT assets and liabilities are recorded in the consolidated statement of income in the gain (loss) on changes in fair value of financial instruments. Loans and receivables and other liabilities are recorded at amortized cost in accordance with the effective interest method.

Derivatives, including embedded derivatives that must be separately accounted for, are recorded at fair value on the consolidated balance sheet at inception and marked to market at each reporting period thereafter. Derivatives embedded in other financial instruments are treated as separate derivatives when their risk and characteristics are not closely related to those of the host contract and the host contract is measured separately according to its characteristics. The Company accounts for embedded foreign currency derivatives and the related host contract as a single instrument where the contract requires payments denominated in the currency that is commonly used in contracts to procure non-financial items in the economic environment in which the Company transacts.

Transaction costs for financial instruments classified as HFT are expensed as incurred. Transaction costs that are directly attributable to the acquisition of the financial assets and financial liabilities (other than HFT) are added or deducted from the fair value of the financial asset and financial liability on initial recognition.

Financing Costs

The debt issuance costs related to the Revolving Credit Facility and the Canadian Term Loan Facility are accounted for as short-term and long-term deferred charges and included in prepaid expenses and other current assets and other long-term assets. The deferred charges are amortized to interest expense on a straight-line basis. All other debt issuance costs are included in current and long-term indebtedness and are amortized to interest expense using the effective interest method.

Employee Benefit Plans

Telesat maintains one contributory and three non-contributory defined benefit pension plans which provide benefits based on length of service and rate of pay. Two of these plans were closed to new members in 2013. Telesat is responsible for adequately funding the defined benefit pension plans. Contributions are made based on actuarial cost methods that are permitted by pension regulatory bodies and reflect assumptions about future investment returns, salary projections and future service benefits. Telesat also provides other post-employment and retirement benefits, including health care and life insurance benefits on retirement and

Telesat Holdings Inc.

Notes to the 2014 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

4. SIGNIFICANT ACCOUNTING POLICIES  – (continued)

various disability plans, workers compensation and medical benefits to former or inactive employees, their beneficiaries and covered dependents, after employment but before retirement, under certain circumstances. In addition, Telesat provides defined contribution pension plans, under certain circumstances, for employees who are not eligible for the defined benefit pension plans. Costs for defined contribution pension plans are recognized as an expense during the year in which the employees have rendered service entitling them to the Company’s contribution.

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

Remeasurements arising from defined benefit pension plans comprise actuarial gains and losses and the return on plan assets (excluding interest). Telesat recognizes them immediately in other comprehensive income, which is included in accumulated earnings, in the period in which they occur.

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

The pension expense for 2014 was determined based on membership data as at December 31, 2012. The accrued benefit obligation as at December 31, 2014 was determined based on the membership data as at December 31, 2013, and extrapolated one year based on December 31, 2014 assumptions. For certain Canadian post-retirement benefits, the expense for 2014 was based on membership data as at September 30, 2012. For certain American post-retirement benefits, the expense for 2014 was based on membership data as at January 1, 2014. The accrued benefit obligation as at December 31, 2014 was determined based on membership data as at September 30, 2014, and extrapolated three months based on December 31, 2014 assumptions. The most recent valuation of the pension plans for funding purposes was as of January 1, 2014. The next required valuation for the employee pension plan is as of January 1, 2015 while the pension plan for designated employees is due as of January 1, 2017. Valuations will be performed for both pension plans as of January 1, 2015.

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

Telesat Holdings Inc.

Notes to the 2014 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

4. SIGNIFICANT ACCOUNTING POLICIES  – (continued)

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

Telesat Holdings Inc.

Notes to the 2014 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

4. SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Future Changes in Accounting Policies

The IASB periodically issues new accounting standards. The new standards determined to be applicable to the Company are disclosed below. The remaining standards have been excluded as they are not applicable.

Revenue

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) was issued by the IASB on May 28, 2014, and will replace IAS 18, Revenue, IAS 11, Construction Contracts, and related interpretations on revenue. IFRS 15 sets out the requirements for recognizing revenue that apply to all contracts with customers, except for contracts that are within the scope of the standards on leases, insurance contracts and financial instruments. IFRS 15 uses a control based approach to recognize revenue which is a change from the risk and reward approach under the current revenue standard. Companies can elect to use either a full or modified retrospective approach when adopting this standard which is effective for annual periods beginning on or after January 1, 2017. The Company is currently evaluating the impact of IFRS 15 on its consolidated financial statements.

Financial instruments

IFRS 9, Financial Instruments (“IFRS 9”) was issued by the IASB on July 24, 2014, and will replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”).

IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Impairments of financial assets are determined using a single impairment model that requires entities to recognize expected credit losses without requiring a triggering event to occur. Financial liabilities are measured using one of three measurement approaches (fair value through profit or loss (“FVTPL”), fair value through other comprehensive income (“FVTOCI”), or amortized cost). Financial liabilities that are held-for-trading are measured at FVTPL, financial liabilities that are considered available for sale are measured at FVTOCI unless the FVTPL option is elected, while all other financial liabilities are measured at amortized cost unless the fair value option is elected. The treatment of embedded derivatives under the new standard is consistent with IAS 39.

This standard is effective for annual periods beginning on or after January 1, 2018. The Company is currently evaluating the impact of IFRS 9 on its consolidated financial statements.

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

Uncertain income tax positions

The Company operates in numerous jurisdictions and is subject to country-specific tax laws. Management uses significant judgment when determining the worldwide provision for tax, and estimates provisions for uncertain tax positions as the amounts expected to be paid are based on a qualitative assessment of all

Telesat Holdings Inc.

Notes to the 2014 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

5. CRITICAL ACCOUNTING JUDGMENTS AND ESTIMATES  – (continued)

relevant factors. In the assessment, management considers risk with respect to tax matters under active discussion, audit, dispute or appeal with tax authorities, or which are otherwise considered to involve uncertainty. Management reviews the provisions at each balance sheet date.

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

Critical accounting estimates and assumptions

The Company makes accounting estimates and assumptions that affect the carrying value of assets and liabilities, reported net income and disclosure of contingent assets and liabilities. Estimates and assumptions are based on historical experience, current events and other relevant factors, therefore, actual results may differ and differences could be material. The accounting estimates and assumptions critical to the determination of the amounts reported in the financial statements were as follows:

Derivative financial instruments measured at fair value

Derivative financial assets and liabilities measured at fair value were $22.6 million and $19.4 million, respectively, at December 31, 2014 (December 31, 2013 — $51.6 million and $154.3 million, respectively). Quoted market values are unavailable for the Company’s financial instruments and, in the absence of an active market, the Company determines fair value for financial instruments based on prevailing market rates (bid and ask prices, as appropriate) for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market-based inputs. The determination of fair value is significantly impacted by the assumptions used for the amount and timing of estimated future cash flows and discount rates. As a result, the fair value of financial assets and liabilities and the amount of gain (loss) on changes in fair value of financial instruments recorded to net income could vary.

Impairment of goodwill

Goodwill represented $2,446.6 million of total assets at December 31, 2014 and December 31, 2013. Determining whether goodwill is impaired requires an estimation of the Company’s value which requires management to estimate the future cash flows expected to arise from operations and to make assumptions regarding economic factors, tax rates and annual growth rates. Actual operating results and the related cash flows of the Company could differ from the estimates used for the impairment analysis.

Impairment of intangible assets

Intangible assets represented $820.6 million of total assets at December 31, 2014 (December 31, 2013 —  $845.3 million). Impairment of intangible assets is tested annually or more frequently if indicators of impairment or reversal of a prior impairment loss exist. The impairment analysis requires the Company to estimate the future cash flows expected to arise from operations and to make assumptions regarding economic factors, discount rates, tax rates and annual growth rates. Significant judgments are made in establishing these assumptions. Actual operating results and the related cash flows of the Company could differ from the estimates used for the impairment analysis.

Employee benefits

The cost of defined benefit pension plans and other post-employment benefits, and the present value of the pension obligation are determined using actuarial valuations. An actuarial valuation involves making

Telesat Holdings Inc.

Notes to the 2014 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

5. CRITICAL ACCOUNTING JUDGMENTS AND ESTIMATES  – (continued)

various assumptions which may differ from actual developments in the future. These include the determination of the discount rate, future salary increases, mortality rates, future pension increases and return on plan assets. Due to the complexity of the valuation, the underlying assumptions, and its long-term nature, the defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed annually.

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

The Company derives revenue from the following services:

•	Broadcast — Direct-to-home television, video distribution and contribution, and occasional use services.
•	Enterprise — Telecommunication carrier, government, two-way internet, resource maritime, and aeronautical, retail and satellite operator services.
•	Consulting and other — Consulting services related to space and earth segments, government studies, satellite control services and research and development.

Revenue derived from the above services was as follows:

Year ended December 31,	2014	2013	2012
Broadcast	$468,207	$471,006	$439,410
Enterprise	430,217	402,377	380,496
Consulting and other	24,447	23,513	25,904
Revenue	$922,871	$896,896	$845,810

Geographic Information

Revenue by geographic regions was based on the point of origin of the revenue (destination of the billing invoice), and were allocated as follows:

Year ended December 31,	2014	2013	2012
Canada	$435,761	$446,567	$417,383
United States	294,977	276,983	268,434
Europe, Middle East & Africa	83,591	81,143	74,952
Latin America & Caribbean	83,024	74,181	67,744
Asia & Australia	25,518	18,022	17,297
Revenue	$922,871	$896,896	$845,810

Telesat Holdings Inc.

Notes to the 2014 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

6. SEGMENT INFORMATION  – (continued)

The Company’s satellites are in geosynchronous orbit. For disclosure purposes, the satellites have been classified based on ownership. Satellites, property and other equipment and intangible assets by geographic region were allocated as follows with the comparative figures being restated to conform with additional geographic regions disclosed in the current year:

As at December 31,	2014	2013
Canada	$1,479,557	$1,657,350
United States	184,419	208,821
Luxembourg	145,267	42,881
Isle of Man	46,897	48,670
All others	4,875	5,037
Satellites, property and other equipment	$1,861,015	$1,962,759

As at December 31,	2014	2013
Canada	$770,816	$798,802
United States	37,174	33,416
All others	12,582	13,068
Intangible assets	$820,572	$845,286

Other long-term financial assets and other long-term assets by geographic regions were allocated as follows:

As at December 31,	2014	2013
Canada	$36,509	$68,055
All others	1,933	7,951
Other long-term financial assets	$38,442	$76,006

As at December 31	2014	2013
Canada	$3,108	$2,757
All others	62	8
Other long-term assets	$3,170	$2,765

Goodwill was not allocated to geographic regions.

Major Customers

For the year ended December 31, 2014, there were three significant customers each representing more than 10% of consolidated revenue (December 31, 2013 — three customers, December 31, 2012 —  two customers).

7. OPERATING EXPENSES

Year ended December 31,	2014	2013	2012
Compensation and employee benefits(a)	$69,723	$79,051	$116,414
Other operating expenses(b)	42,555	43,960	47,555
Cost of sales(c)	75,511	78,051	81,910
Operating expenses	$187,789	$201,062	$245,879
(a)	Compensation and employee benefits include salaries, bonuses, commissions, post-employment benefits and charges arising from share-based compensation.
(b)	Other operating expenses include general and administrative expenses, marketing expenses, in-orbit insurance expenses, professional fees and facility costs.
(c)	Cost of sales includes the cost of third-party capacity, the cost of equipment sales and other costs directly attributable to fulfilling the Company’s obligations under customer contracts.

Telesat Holdings Inc.

Notes to the 2014 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

8. OTHER OPERATING (LOSSES) GAINS, NET

Year ended December 31,	2014	2013	2012
Impairment reversal on intangible assets (Note 17)	$—	$17,274	$1,194
Gain on other post-employment benefit plan amendment (Note 29)	—	9,786	—
Gain on forgiveness of satellite performance incentive payments	—	—	5,474
Loss on disposal of assets	(304)	(1,725)	(778)
Other operating (losses) gains, net	$(304)	$25,335	$5,890

9. INTEREST EXPENSE

Year ended December 31,	2014	2013	2012
Interest on indebtedness	$167,051	$173,522	$197,389
Interest on derivative instruments	38,851	46,349	45,877
Interest on performance incentive payments	4,117	4,453	4,142
Interest on Senior Preferred Shares	—	—	2,380
Interest on promissory notes	—	66	9,884
Interest on employee benefit plans	1,344	3,070	3,215
Capitalized interest	(4,430)	(3,361)	(17,466)
Interest expense	$206,933	$224,099	$245,421

10. INCOME TAXES

Year ended December 31,	2014	2013	2012
Current tax expense (recovery)	$103,388	$50,039	$(1,565)
Deferred tax (recovery) expense	(25,168)	14,328	36,909
Tax expense	$78,220	$64,367	$35,344

A reconciliation of the statutory income tax rate, which is a composite of Canadian federal and provincial rates, to the effective income tax rate was as follows:

Year ended December 31,	2014	2013	2012
Income before tax	$91,424	$132,460	$59,703
Multiplied by the statutory income tax rates	26.52%	26.50%	26.51%
	24,246	35,102	15,827
Income tax recorded at rates different from the Canadian tax rate	1,704	1,125	(2,391)
Permanent differences	32,167	24,388	2,849
Effect on deferred tax balances due to changes in income tax rates	—	196	25,420
Effect of temporary differences not recognized as deferred tax assets	23,556	14,121	(3,942)
Previously unrecognized tax losses and credits	(2,425)	(8,443)	—
Reversal of tax reserve	(708)	(2,045)	(2,224)
Other	(320)	(77)	(195)
Tax expense	$78,220	$64,367	$35,344
Effective income tax rate	85.56%	48.59%	59.20%

Telesat Holdings Inc.

Notes to the 2014 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

10. INCOME TAXES  – (continued)

The tax effects of temporary differences between the carrying amounts of assets and liabilities for accounting purposes and the amounts used for tax purposes are presented below:

As at December 31,	2014	2013
Deferred tax assets
Foreign tax credit	$9,879	$18,513
Minimum tax credit	801	—
Financing charges	8,871	12,731
Unrealized foreign exchange losses	17,891	—
Deferred revenue	1,159	2,229
Loss carry forwards	4,764	19,829
Employee benefits	12,731	7,581
Other	1,577	1,156
Total deferred tax assets	$57,673	$62,039
Deferred tax liabilities
Capital assets	$(295,201)	$(300,640)
Intangibles	(238,396)	(235,449)
Finance charges	(4,388)	(4,576)
Reserves	(1,263)	(2,346)
Derivative liabilities	—	(24,211)
Total deferred tax liabilities	$(539,248)	$(567,222)
Deferred tax liabilities, net	$(481,575)	$(505,183)

Deferred tax assets of $3.2 million (December 31, 2013 — $10.0 million) on the balance sheet relates to the U.S. and Brazil tax jurisdiction (December 31, 2013 — U.S. tax jurisdiction).

Losses and tax credits

During the year, the Company utilized its remaining capital losses to partially offset a capital gain recognized on the settlement of the cross-currency basis swaps. At December 31, 2014, there are no Canadian tax losses to carry forward.

The Company has $12.3 million of foreign tax credits which may only be used to offset taxes payable. The deferred tax assets not recognized in respect of these credits is $2.4 million. The credits will begin to expire in 2015.

The Company has U.S. tax losses carried forward of $8.9 million which will expire between 2029 and 2031.

In addition, the Company has $5.1 million of Brazil tax losses which may be carried forward indefinitely. A deferred tax asset of $1.7 million with respect to these losses was recognized during the year as it is probable that the deferred tax assets related to the tax losses will be realized through a combination of future reversals of temporary differences and taxable income.

Investments in subsidiaries

As at December 31, 2014, the Company had temporary differences of $51.6 million associated with investments in subsidiaries for which no deferred tax liabilities have been recognized, as the Company is able to control the timing of the reversal of these temporary differences and it is not probable that these differences will reverse in the foreseeable future.

Telesat Holdings Inc.

Notes to the 2014 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

11. TRADE AND OTHER RECEIVABLES

As at December 31,	2014	2013
Trade receivables	$45,921	$43,697
Trade receivables due from related parties (Note 33)	82	870
Less: Allowance for doubtful accounts	(3,977)	(2,887)
Net trade receivables	42,026	41,680
Other receivables	7,412	8,247
Other receivables due from related parties (Note 33)	96	339
Trade and other receivables	$49,534	$50,266

Allowance for doubtful accounts

The movement in the allowance for doubtful accounts was as follows:

Year ended December 31,	2014	2013
Allowance for doubtful accounts, beginning of year	$2,887	$2,951
Provisions for impaired receivables	1,711	344
Receivables written off	(684)	(300)
Impact of foreign exchange	63	(108)
Allowance for doubtful accounts, end of year	$3,977	$2,887

12. OTHER CURRENT FINANCIAL ASSETS

As at December 31,	2014	2013
Security deposits	$765	$7,174
Other current financial assets	$765	$7,174

13. PREPAID EXPENSES AND OTHER CURRENT ASSETS

As at December 31,	2014	2013
Prepaid expenses(a)	$11,456	$12,775
Income tax recoverable	146	1,183
Inventory(b)	5,152	4,407
Deferred charges(c)	300	300
Other	148	—
Prepaid expenses and other current assets	$17,202	$18,665
(a)	Prepaid expenses are primarily comprised of prepaid satellite in-orbit insurance, prepaid interest on long-term indebtedness and prepaid license fees.
(b)	At December 31, 2014, inventory consists of $5.0 million of finished goods (December 31, 2013 — $4.2 million) and $0.2 million of work in process (December 31, 2013 — $0.2 million). During the year, $15.5 million was recognized as cost of equipment sales and recorded as an operating expense (December 31, 2013 — $20.7 million, December 31, 2012 — $21.1 million).
(c)	Deferred charges include deferred financing charges relating to the Revolving Credit Facility.

Telesat Holdings Inc.

Notes to the 2014 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

14. OTHER LONG-TERM FINANCIAL ASSETS

As at December 31,	2014	2013
Long-term receivables	$15,273	$21,424
Security deposits	541	506
Tax indemnification receivable (Note 33)	—	2,482
Derivative assets	22,628	51,594
Other long-term financial assets	$38,442	$76,006

15. OTHER LONG-TERM ASSETS

As at December 31,	2014	2013
Deferred charges	$372	$673
Income tax recoverable	2,434	1,779
Other	364	313
Other long-term assets	$3,170	$2,765

16. SATELLITES, PROPERTY AND OTHER EQUIPMENT

	Satellites	Property and other equipment	Assets under construction	Total
Cost at January 1, 2013	$2,581,947	$200,890	$246,128	$3,028,965
Additions	—	2,732	81,186	83,918
Disposals/retirements	—	(4,753)	—	(4,753)
Reclassifications and transfers from assets under construction	266,982	14,822	(281,804)	—
Impact of foreign exchange	—	751	668	1,419
Cost at December 31, 2013 and January 1, 2014	$2,848,929	$214,442	$46,178	$3,109,549
Additions	—	2,814	104,887	107,701
Disposals/retirements	—	(2,118)	—	(2,118)
Reclassifications and transfers from assets under construction	—	6,949	(6,949)	—
Impact of foreign exchange	—	1,083	7,375	8,458
Cost at December 31, 2014	$2,848,929	$223,170	$151,491	$3,223,590
Accumulated depreciation and impairment at January 1, 2013	$(852,235)	$(85,976)	$—	$(938,211)
Depreciation	(194,310)	(16,841)	—	(211,151)
Disposals/retirements	—	3,042	—	3,042
Impact of foreign exchange	—	(470)	—	(470)
Accumulated depreciation and impairment at December 31, 2013 and January 1, 2014	$(1,046,545)	$(100,245)	$—	$(1,146,790)
Depreciation	(200,576)	(15,920)	—	(216,496)
Disposals/retirements	—	1,489	—	1,489
Impact of foreign exchange	—	(778)	—	(778)
Accumulated depreciation and impairment at December 31, 2014	$(1,247,121)	$(115,454)	$—	$(1,362,575)
Net carrying values
At December 31, 2013	$1,802,384	$114,197	$46,178	$1,962,759
At December 31, 2014	$1,601,808	$107,716	$151,491	$1,861,015

Telesat Holdings Inc.

Notes to the 2014 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

16. SATELLITES, PROPERTY AND OTHER EQUIPMENT  – (continued)

Substantially all of the Company’s satellites, property and other equipment have been pledged as security as a requirement of the Company’s Senior Secured Credit Facilities (Note 24).

Borrowing costs of $4.4 million were capitalized for the year ended December 31, 2014 (December 31, 2013 — $3.4 million, December 31, 2012 — $17.5 million). The average capitalization rate was 6% (6% in 2013, 7% in 2012), representing the Company’s weighted average cost of debt.

No impairment was recognized for the years ended December 31, 2012, 2013 and 2014.

17. INTANGIBLE ASSETS

The intangible assets are split between assets with finite and indefinite lives.

The indefinite life intangible assets are summarized below.

	Orbital slots	Trade name	Total indefinite life intangibles
Cost at January 1, 2013	$597,592	$17,000	$614,592
Additions	1,061	—	1,061
Disposals/retirements	—	—	—
Impact of foreign exchange	2,072	—	2,072
Cost at December 31, 2013 and January 1, 2014	$600,725	$17,000	$617,725
Additions	—	—	—
Disposals/retirements	—	—	—
Impact of foreign exchange	3,121	—	3,121
Cost at December 31, 2014	$603,846	$17,000	$620,846
Accumulated impairment at January 1, 2013	$(18,374)	$—	$(18,374)
Impairment reversal	17,274	—	17,274
Accumulated impairment at December 31, 2013 and January 1, 2014	$(1,100)	$—	$(1,100)
Impairment reversal	—	—	—
Accumulated impairment at December 31, 2014	$(1,100)	$—	$(1,100)
Net carrying values
At December 31, 2013	$599,625	$17,000	$616,625
At December 31, 2014	$602,746	$17,000	$619,746

Telesat Holdings Inc.

Notes to the 2014 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

17. INTANGIBLE ASSETS  – (continued)

The finite life intangible assets are summarized below.

	Revenue backlog	Customer relationships	Customer contracts	Transponder rights	Other	Total finite life intangibles
Cost at January 1, 2013	$268,249	$198,014	$12,681	$28,497	$1,281	$508,722
Additions	—	—	7	—	—	7
Disposals/retirements	—	(2,375)	—	(11,779)	—	(14,154)
Impact of foreign exchange	211	155	—	—	(85)	281
Cost at December 31, 2013 and January 1, 2014	$268,460	$195,794	$12,688	$16,718	$1,196	$494,856
Additions	—	2,356	170	—	320	2,846
Disposals/retirements	(22,200)	—	—	—	—	(22,200)
Impact of foreign exchange	299	277	—	—	(53)	523
Cost at December 31, 2014	$246,559	$198,427	$12,858	$16,718	$1,463	$476,025
Accumulated amortization and impairment at January 1, 2013	$(160,741)	$(66,195)	$(884)	$(18,099)	$(324)	$(246,243)
Amortization	(19,983)	(10,859)	(857)	(924)	(98)	(32,721)
Disposals/retirements	—	1,206	—	11,779	—	12,985
Impact of foreign exchange	(194)	(58)	—	—	36	(216)
Accumulated amortization and impairment at December 31, 2013 and January 1, 2014	$(180,918)	$(75,906)	$(1,741)	$(7,244)	$(386)	$(266,195)
Amortization	(17,600)	(11,174)	(998)	(924)	(129)	(30,825)
Disposals/retirements	22,200	—	—	—	—	22,200
Impact of foreign exchange	(304)	(102)	—	—	27	(379)
Accumulated amortization and impairment at December 31, 2014	$(176,622)	$(87,182)	$(2,739)	$(8,168)	$(488)	$(275,199)
Net carrying values
At December 31, 2013	$87,542	$119,888	$10,947	$9,474	$810	$228,661
At December 31, 2014	$69,937	$111,245	$10,119	$8,550	$975	$200,826

The total combined indefinite and finite life intangible assets are summarized below.

	December 31, 2014			December 31, 2013
	Cost	Accumulated amortization and impairment	Net carrying value	Cost	Accumulated amortization and impairment	Net carrying value
Indefinite life intangibles	$620,846	$(1,100)	$619,746	$617,725	$(1,100)	$616,625
Finite life intangibles	476,025	(275,199)	200,826	494,856	(266,195)	228,661
Total intangibles	$1,096,871	$(276,299)	$820,572	$1,112,581	$(267,295)	$845,286

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

Telesat Holdings Inc.

Notes to the 2014 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

17. INTANGIBLE ASSETS  – (continued)

The Company’s trade name has a long and established history, a strong reputation and has been synonymous with quality and growth within the satellite industry. It has been assigned an indefinite life because of expected ongoing future use.

The following are the remaining useful lives of the intangible assets:

Years
Revenue backlog	1 to 10
Customer relationships	4 to 14
Transponder rights	7
Customer contracts	1 to 12
Concession rights	6 to 9
Patent	11

All of the Company’s intangible assets have been pledged as security as a requirement of the Company’s Senior Secured Credit Facilities (Note 24).

Impairment

Finite life intangible assets are assessed for impairment at the Company’s CGU level. Indefinite life intangible assets are tested for impairment at the individual asset level. The annual impairment tests for these assets were performed in the fourth quarter of 2012, 2013 and 2014 in accordance with the policy described in Note 4.

In 2012 and 2013, $1.2 million and $17.3 million, respectively, of the impairment on orbital slots were reversed due to a decrease in the discount rate.

No impairment loss was recognized in 2012, 2013, or 2014.

The recoverable amount, for indefinite life intangible assets, which is equal to the fair value less disposal costs, was calculated using the following assumptions:

	2014	2013	2012
Discount rate	10.00%	10.00%	10.50%

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

18. GOODWILL

The Company carries goodwill at its cost of $2,446.6 million with no accumulated impairment losses since acquisition.

Impairment

Goodwill is tested for impairment at the entity level because that represents the lowest level at which goodwill supports the Company’s operations and is monitored internally. The annual impairment test on goodwill was performed in the fourth quarter of 2012, 2013, and 2014 in accordance with the policy described in Note 4. The Company’s recoverable amount exceeded the carrying value therefore, no impairment was recognized. The most significant assumptions used in the impairment test were as follows:

	2014	2013	2012
Discount rate	10.00%	10.00%	10.50%
Terminal year growth rate	3.00%	3.00%	3.00%

Telesat Holdings Inc.

Notes to the 2014 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

18. GOODWILL  – (continued)

Some of the more sensitive assumptions used, including the forecasted cash flows and discount rate, could have yielded different estimates of the recoverable amount. Actual operating results and the related cash flows of the Company could differ from the estimated operating results and related cash flows used in the impairment analysis. Had different estimates been used, it could have resulted in a different fair value.

19. TRADE AND OTHER PAYABLES

As at December 31,	2014	2013
Trade payables	$3,042	$9,725
Other payables and accrued liabilities(a)	33,379	24,469
Other payables and accrued liabilities due to related parties (Note 33)	293	290
Trade and other payables	$36,714	$34,484
(a)	Other payables and accrued liabilities include payables that are not trade in nature as well as various operating and capital accruals.

20. OTHER CURRENT FINANCIAL LIABILITIES

As at December 31,	2014	2013
Derivative liabilities	$11,533	$140,910
Security deposits	2,551	3,197
Deferred satellite performance incentive payments	6,937	5,883
Interest payable(a)	9,213	11,498
Other	5,399	3,267
Other current financial liabilities	$35,633	$164,755
(a)	Interest payable includes interest payable on indebtedness, on deferred satellite performance incentive payments, and on other current financial liabilities.

21. OTHER CURRENT LIABILITIES

As at December 31,	2014	2013
Deferred revenue	$69,112	$79,606
Decommissioning liabilities (Note 23)	121	124
Uncertain tax positions	1,315	2,023
Income taxes payable	53,029	39,261
Other	568	1,044
Other current liabilities	$124,145	$122,058

22. OTHER LONG-TERM FINANCIAL LIABILITIES

As at December 31,	2014	2013
Derivative liabilities	$7,883	$13,408
Security deposits	360	449
Deferred satellite incentive payments	50,791	51,549
Tax indemnification payable (Note 33)	—	7,397
Other	1,719	—
Other long-term financial liabilities	$60,753	$72,803

Telesat Holdings Inc.

Notes to the 2014 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

23. OTHER LONG-TERM LIABILITIES

As at December 31,	2014	2013
Deferred revenue	$270,087	$313,746
Accrued benefit liability (Note 29)	46,779	27,375
Uncertain tax positions	175	175
Decommissioning liabilities(a)	1,534	1,528
Other	417	2,361
Other long-term liabilities	$318,992	$345,185
(a)	The current and long-term decommissioning liabilities on property and equipment was $1.7 million (December 31, 2013 — $1.7 million). The decommissioning liabilities are for the restoration of leased buildings and teleports. During 2014, $0.1 million (December 31, 2013 — $0.1 million) was recorded as interest expense with $0.1 million decommissioning liabilities derecognized (December 31, 2013 — nil). It is expected that the decommissioning liabilities will come to maturity between April 2017 and April 2062.

24. INDEBTEDNESS

As at December 31,	2014	2013
Senior Secured Credit Facilities(a)
Revolving Credit Facility	$—	$—
Term Loan A	425,000	475,000
Term Loan B — U.S. Facility (December 31, 2014 — USD $1,715,199, December 31, 2013 — USD $1,732,657)	1,993,233	1,840,601
Term Loan B — Canadian Facility	137,550	138,950
6.0% Senior Notes (USD $900,000)(b)	1,045,890	956,070
	3,601,673	3,410,621
Less: deferred financing costs, interest rate floors, prepayment option and premiums(c)	(55,994)	(68,755)
	3,545,679	3,341,866
Less: current indebtedness	(58,822)	(57,364)
Long-term indebtedness	$3,486,857	$3,284,502

On March 28, 2012, Telesat Canada entered into a new Credit Agreement with a syndicate of banks which provides for the extension of credit under the Senior Secured Credit Facilities as described below. All obligations under the Credit Agreement are guaranteed by the Company and certain of Telesat Canada’s existing subsidiaries (“Guarantors”). The obligations under the Credit Agreement and the guarantees of those obligations are secured, subject to certain exceptions, by first priority liens and security interest in the assets of Telesat Canada and the Guarantors. The Credit Agreement contains covenants that restrict the ability of Telesat Canada and the Guarantors to take specified actions, including, among other things and subject to certain significant exceptions: creating liens, incurring indebtedness, making investments, engaging in mergers, selling property, paying dividends, entering into sales-leaseback transactions, creating subsidiaries, repaying subordinated debt or amending organizational documents. The Credit Agreement requires Telesat Canada to comply with a maximum senior secured leverage ratio. The Credit Agreement also contains customary events of default and affirmative covenants, including an excess cash sweep, that may require the Company to repay a portion of the outstanding principal under the Senior Secured Credit Facilities prior the stated maturity.

Also on March 28, 2012, the Company terminated and paid all outstanding amounts under its previously existing credit facilities dated October 31, 2007, which included the Canadian Term Loan, U.S. Term Loan and U.S. Term Loan II Facilities. The unamortized deferred financing costs which were capitalized under the previous senior secured credit facilities, were expensed resulting in a loss on refinancing of $21.9 million.

Telesat Holdings Inc.

Notes to the 2014 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

24. INDEBTEDNESS – (continued)

On May 14, 2012, Telesat Canada issued, through a private placement, USD $700 million of 6.0% Senior Notes which mature on May 15, 2017. On October 29, 2012, an additional USD $200 million of 6.0% Senior Notes were issued through a private placement. The additional USD $200 million of Senior Notes were priced at 103.5% of the principal amount and held the same terms and conditions as those issued on May 14, 2012. The 6.0% Senior Notes are subordinated to Telesat Canada’s existing and future secured indebtedness, including obligations under its Senior Secured Credit Facilities, and are governed under the 6.0% Senior Notes Indenture. The net proceeds of the offering, along with available cash on hand, were used to pay all holders of the 11.0% Senior Notes, issued under an indenture dated as of June 30, 2008, and to pay certain financing costs and redemption premiums as well as to pay certain indebtedness owed to principal shareholders. The tender and redemption premiums, along with the deferred financing costs which were capitalized with the carrying value of the 11.0% Senior Notes, were expensed resulting in a loss on refinancing of $54.3 million.

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

(a)	The Senior Secured Credit Facilities are secured by substantially all of Telesat’s assets. The Credit Agreement requires Telesat Canada and the Guarantors to comply with a maximum senior secured leverage ratio. At December 31, 2013 and December 31, 2014, Telesat was in compliance with this covenant.

Each tranche of the Senior Secured Credit Facilities is subject to mandatory principal repayment requirements, which, in the initial years, are generally an annual amount representing ¼ of 1% of the initial aggregate principal amount, payable quarterly. The maturity of the Senior Secured Credit Facilities will be accelerated if Telesat Canada’s existing 6.0% Senior Notes due in 2017 or certain refinancing thereof are not repurchased, redeemed, refinanced or deferred before 91 days prior to the maturity date of such notes. In 2012, the terms included that the maturity of the Senior Secured Credit Facilities would accelerate if the 12.5% Senior Subordinated Notes due in 2017 were not repurchased, redeemed, refinanced or deferred before the date that is 91 days prior to the maturity date of such notes. As the 12.5% Senior Subordinated Notes were repurchased in May 2013, this term has been eliminated.

The Senior Secured Credit Facilities have several tranches which are described below:

(i)	A Revolving Credit Facility (“Revolving Facility”) of up to $140 million in Canadian or U.S. dollars is available to Telesat. This Revolving Facility matures on March 28, 2017 and is available to be drawn at any time. Loans under the Revolving Facility bear interest at a floating rate plus an applicable margin of 2.00% for prime rate and Alternative Base Rate (“ABR”) loans and 3.00% for Bankers Acceptance (“BA”) and Eurodollar loans. The Revolving Facility has an unused commitment fee of 50 basis points. As of December 31, 2014, other than $0.2 million (December 31, 2013 — $0.2 million) in drawings related to letters of credit, there were no borrowings under this facility.

Telesat Holdings Inc.

Notes to the 2014 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

24. INDEBTEDNESS – (continued)

(ii)	The Term Loan A Facility (“TLA Facility”) is a $500 million loan maturing on March 28, 2017. Loans under this facility bear interest at a floating rate of the BA plus an applicable margin of 3.00%. Mandatory principal repayments of $50.0 million were made in 2014. The weighted average effective interest rate was 4.60% (December 31, 2013 — 4.61%).
(iii)	The U.S. TLB Facility is a USD $1,746 million loan maturing on March 28, 2019. The outstanding borrowings under the U.S. TLB Facility currently bear interest at a floating rate of LIBOR, but not less than 0.75%, plus an applicable margin of 2.75%. Mandatory principal repayments of $19.3 million were made in 2014. The weighted average effective interest rate was 4.26% (December 31, 2013 — 4.54%).
(iv)	The Canadian TLB Facility is a $140 million loan maturing on March 28, 2019. The outstanding borrowings under the Canadian TLB Facility currently bear interest at a floating rate of the BA borrowing, but not less than 1.00%, plus an applicable margin of 3.25%. Mandatory principal repayments of $1.4 million were made in 2014. The weighted average effective interest rate was 5.37% (December 31, 2013 — 5.51%).
(b)	The Senior Notes bear interest at an annual rate of 6.0% and are due May 15, 2017. The total balance of the Senior Notes is USD $900 million, with USD $700 million issued on May 14, 2012, and an additional USD $200 million issued on October 29, 2012. The Senior Notes include covenants or terms that restrict the Company’s ability to, among other things: (i) incur additional indebtedness, (ii) incur liens, (iii) pay dividends or make certain restricted payments, investments or acquisitions, (iv) enter into certain transactions with affiliates, (v) modify or cancel satellite insurance, (vi) effect mergers with another entity, and (vii) redeem the Senior Notes, without penalty, prior to May 15, 2016, in each case subject to exceptions provided for in the Senior Notes indenture. The weighted average effective interest rate was 5.99% (December 31, 2013 — 5.99%).
(c)	The TLA Facility, U.S. TLB Facility, Canadian TLB Facility and Senior Notes are presented on the balance sheet net of related deferred financing costs of $34.4 million (December 31, 2013 — $43.7 million). The indenture agreement for the Senior Notes contains provisions for certain prepayment options (Note 27) and premiums (Note 27) which were fair valued at the time of debt issuance.

The fair value of the prepayment option related to the 6.0% Senior Notes was allocated to indebtedness at their inception date. The aggregate impact of the prepayment option related to the 6.0% Senior Notes issued on May 14, 2012 and October 29, 2012 was a $5.6 million increase to the indebtedness. This liability is subsequently amortized using the effective interest method and had a carrying amount of $3.0 million at December 31, 2014 (December 31, 2013 — $4.1 million).

The fair value impact of the premiums on the 6.0% Senior Notes was an increase to indebtedness of $7.0 million. This liability is subsequently amortized using the effective interest method and had a carrying amount of $3.9 million at December 31, 2014 (December 31, 2013 — $5.4 million).

The initial fair value impact, in March 2012, of the interest rate floors on the U.S. TLB Facility was a decrease to the indebtedness of $44.3 million. This asset is subsequently amortized using the effective interest method and had a carrying amount of $27.3 million at December 31, 2014 (December 31, 2013 —  $33.3 million).

The initial fair value impact, in March 2012, of the interest rate floors on the Canadian TLB Facility was a decrease to the indebtedness of $1.7 million. This asset is subsequently amortized using the effective interest method and had a carrying amount of $1.1 million at December 31, 2014 (December 31, 2013 —  $1.3 million).

Telesat Holdings Inc.

Notes to the 2014 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

24. INDEBTEDNESS – (continued)

The short-term and long-term portions of deferred financing costs, interest rate floors, prepayment option and premiums were as follows:

As at December 31,	2014	2013
Short-term deferred financing costs	$9,355	$9,104
Long-term deferred financing costs	25,093	34,561
	$34,448	$43,665
Short-term interest rate floors	$6,256	$6,059
Long-term interest rate floors	22,175	28,535
	$28,431	$34,594
Short-term prepayment option	$(1,191)	$(1,121)
Long-term prepayment option	(1,797)	(3,004)
	$(2,988)	$(4,125)
Short-term premiums	$(1,552)	$(1,461)
Long-term premiums	(2,345)	(3,918)
	$(3,897)	$(5,379)
Deferred financing costs, interest rate floors, prepayment option and premiums	$55,994	$68,755

The outstanding balance of indebtedness, excluding deferred financing costs, interest rate floors, prepayment option and premiums will be repaid as follows (in millions of Canadian dollars):

2015	2016	2017	2018	2019	Thereafter	Total
$71.7	$96.7	$1,367.6	$21.7	$2,044.0	$—	$3,601.7

25. SHARE CAPITAL

The number of shares and stated value of the outstanding shares were as follows:

	December 31, 2014		December 31, 2013
	Number of shares	Stated value	Number of shares	Stated value
Common Shares	74,252,460	$340,602	74,252,460	$340,602
Voting Participating Preferred Shares	7,034,444	77,995	7,034,444	77,995
Non-Voting Participating Preferred Shares	38,255,423	238,267	38,237,157	238,053
Director Voting Preferred Shares	1,000	10	1,000	10
Share capital		$656,874		$656,660

In January 2013, January 2014 and November 2014, dividends were declared and paid on the Director Voting Preferred Shares.

In 2013, 83,204 share appreciation rights (“SARs”) were exercised in relation to the stock options granted under the Company’s stock incentive plan for 24,638 Non-Voting Participating Preferred Shares with a stated value of $0.2 million.

In 2013, 8,948 stock options granted under the Company’s stock incentive plan were exercised for 8,948 Non-Voting Participating Preferred Shares in exchange for $0.1 million.

In 2014, 18,266 stock options granted under the Company’s stock incentive plan were exercised for 18,266 Non-Voting Participating Preferred Shares in exchange for $0.2 million.

There were no changes to the rights, privileges or conditions associated to each class of shares.

Telesat Holdings Inc.

Notes to the 2014 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

25. SHARE CAPITAL  – (continued)

There were no changes in the number of shares issued in any class of shares in 2013 or 2014, with the exception of the changes noted above for the Non-Voting Participating Preferred Shares.

The authorized share capital of the Company is comprised of: (i) an unlimited number of Common Shares, Voting Participating Preferred Shares, Non-Voting Participating Preferred Shares, Redeemable Common Shares, and Redeemable Non-Voting Participating Preferred Shares, (ii) 1,000 Director Voting Preferred Shares, and (iii) 325,000 Senior Preferred Shares. None of the Redeemable Common Shares, Redeemable Non-Voting Participating Preferred Shares or Senior Preferred Shares have been issued as at December 31, 2014. The Company’s share-based compensation plans have authorized the grant of up to 12,861,375 options to purchase Non-Voting Participating Preferred Shares (Note 28).

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

Telesat Holdings Inc.

Notes to the 2014 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

25. SHARE CAPITAL  – (continued)

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

26. CAPITAL DISCLOSURES

Telesat is a privately held company. The Company’s financial strategy is designed to maintain compliance with the financial covenant under its Senior Secured Credit Facilities (Note 24), and to maximize returns to its shareholders and other stakeholders. The Company meets these objectives through regular monitoring of the financial covenant and operating results on a quarterly basis. The Company’s overall financial strategy remains unchanged from 2013.

The Company defines its capital as shareholders’ equity (comprising issued share capital, accumulated earnings and excluding reserves) and debt financing (comprising indebtedness and excluding deferred financing costs, prepayment option, interest rate floors and premiums as detailed in Note 24).

Telesat Holdings Inc.

Notes to the 2014 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

26. CAPITAL DISCLOSURES  – (continued)

The Company’s capital at the end of the year was as follows:

As at December 31,	2014	2013
Shareholders’ equity (excluding reserves)	$1,108,502	$1,112,673
Debt financing (excluding deferred financing costs, prepayment option, interest rate floors and premiums)	$3,601,673	$3,410,621

The Senior Secured Credit Facilities are secured by substantially all of the Company’s assets, excluding the assets of non-restricted subsidiaries. Under the terms of the Senior Secured Credit Facilities, Telesat Canada and the Guarantors are required to comply with a senior secured leverage ratio covenant. The covenant is based on a Consolidated Total Secured Debt to Consolidated Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) for covenant purposes ratio test. At December 31, 2014, the Consolidated Total Secured Debt to Consolidated EBITDA ratio was 3.40:1 (December 31, 2013 — 3.57:1), which was less than the maximum test ratio of 5.25:1.

The Company’s operating results are tracked against budget on a monthly basis, and this analysis is reviewed by senior management. The Company partly manages its interest rate risk due to variable interest rate debt through the use of interest rate swaps (Note 27).

27. FINANCIAL INSTRUMENTS

Measurement of Risks

The Company, through its financial assets and liabilities, is exposed to various risks. The following analysis provides a measurement of risks as at December 31, 2014.

Credit risk

Credit risk is the risk that a counterparty to a financial asset will default, resulting in the Company incurring a financial loss. At December 31, 2014, the maximum exposure to credit risk is equal to the carrying value of the financial assets, $586.1 million (December 31, 2013 — $432.2 million).

Cash and cash equivalents are invested with high quality investment grade financial institutions and are governed by the Company’s corporate investment policy, which aims to reduce credit risk by restricting investments to high-grade, mainly U.S. dollar and Canadian dollar denominated investments.

The Company has entered into various cross-currency basis swaps, interest rate swaps and a forward foreign exchange contract. The Company mitigates the credit risk associated with these swaps and the forward foreign exchange contract by entering into them with only high quality financial institutions. The cross-currency basis swaps, the forward foreign exchange contract, and three of the interest rate swaps outstanding at December 31, 2013 were settled on October 31, 2014.

The Company has credit evaluation, approval and monitoring processes intended to mitigate potential credit risks. The Company’s standard payment terms are 30 days. Interest at a rate of 1.5% per month, compounded monthly, is typically charged on balances remaining unpaid at the end of the standard payment terms. The Company’s historical experience with customer defaults has been minimal. As a result, the Company considers the credit quality of its North American customers to be high, however due to the additional complexities of collecting from its International customers, the Company considers the credit quality of its International customers to be lower than the North American customers. At December 31, 2014, North American and International customers made up 48% and 52% of the outstanding trade receivable balance, respectively (December 31, 2013 — 46% and 54%, respectively). Anticipated bad debt losses have been provided for in the allowance for doubtful accounts. The allowance for doubtful accounts at December 31, 2014 was $4.0 million (December 31, 2013 — $2.9 million).

Telesat Holdings Inc.

Notes to the 2014 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

27. FINANCIAL INSTRUMENTS  – (continued)

Foreign exchange risk

The Company’s operating results are subject to fluctuations as a result of exchange rate variations to the extent that transactions are made in currencies other than Canadian dollars. The Company’s main currency exposures lie in its U.S. dollar denominated cash and cash equivalents, trade and other receivables, trade and other payables and indebtedness with the most significant impact being on the U.S. dollar denominated debt financing. At December 31, 2014, $3,039.1 million of the $3,601.7 million total debt financing (December 31, 2013 — $2,796.7 million of the $3,410.6 million) was the Canadian dollar equivalent of the U.S. dollar denominated portion of the debt (before netting of deferred financing costs, premiums, interest rate floors and prepayment option).

In 2007, the Company entered into cross-currency basis swaps to economically hedge the foreign currency risk on a portion of its U.S. dollar denominated debt. At December 31, 2013, the Company had cross-currency basis swaps outstanding which required the Company to pay $1,150.8 million Canadian dollars to receive $990.8 million U.S. dollars. As at December 31, 2013, the fair value of the derivative contracts was a liability of $109.7 million. These cross-currency basis swaps matured on October 31, 2014.

On September 22, 2014, the Company entered into a forward foreign exchange contract which required the Company to pay $1,036.7 million U.S. dollars to receive $1,141.6 million Canadian dollars. This forward foreign exchange contract was used to fix the exchange rate on the cross currency basis swaps on their maturity date. In 2014, a net loss of $17.8 million was recorded in gain (loss) on changes in fair value of financial instruments relating to the initial recognition and subsequent settlement of the forward foreign exchange contract.

As at December 31, 2014, a 5 percent change in the Canadian dollar against the U.S. dollar would have increased or decreased net income by $141.9 million (December 31, 2013 — $140.3 million) and increased or decreased other comprehensive income (loss) by $0.6 million (December 31, 2013 — $0.7 million). This analysis assumes that all other variables, in particular interest rates, remain constant.

Interest rate risk

The Company is exposed to interest rate risk on its cash and cash equivalents and its long-term debt. The interest rate risk on the long-term debt is from the debt having variable rate financing. Changes in the interest rates could impact the amount of interest that the Company is required to pay or receive. The Company has entered into interest rate swaps to hedge the interest rate risk associated with the variable rate financing on a portion of the long-term debt. As at December 31, 2014, the Company had a series of two interest rate swaps to fix interest on $550.0 million of debt at a weighted average fixed rate of 1.53% (excluding applicable margin) and one interest rate swap to pay a fixed rate of 1.46% (excluding applicable margin) on $300.0 million of U.S. denominated debt (December 31, 2013 — five interest rate swaps to fix interest on $1,480.0 million of debt at a weighted average fixed rate of 2.63% (excluding applicable margin) and one interest rate swap to pay a fixed rate of 1.46% (excluding applicable margin) on $300 million of U.S. denominated debt). Three of the interest rate swaps outstanding at December 31, 2013, matured October 31, 2014. The remaining contracts mature between June 30, 2015 and September 30, 2016. As at December 31, 2014, the fair value of these derivative contracts was a liability of $2.7 million (December 31, 2013 — liability of $21.6 million).

If the interest rates on the unhedged variable rate debt change by 0.25% the result would be an increase or decrease to net income of $2.4 million for the year ended December 31, 2014 (December 31, 2013  — $2.8 million).

Telesat Holdings Inc.

Notes to the 2014 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

27. FINANCIAL INSTRUMENTS  – (continued)

Liquidity risk

The Company maintains credit facilities to ensure it has sufficient funds available to meet current and foreseeable financial requirements. The following were the contractual maturities of financial liabilities as at December 31, 2014:

	Carrying amount	Contractual cash flows (undiscounted)	2015	2016	2017	2018	2019	Thereafter
Trade and other payables	$36,714	$36,714	$36,714	$—	$—	$—	$—	$—
Customer and other deposits	2,911	2,911	2,551	161	18	165	16	—
Deferred satellites performance incentive payments	58,779	77,157	10,150	9,650	9,652	9,562	9,594	28,549
Other financial liabilities	7,262	9,496	5,763	897	863	830	452	691
Long-term indebtedness	3,609,692	4,108,761	228,445	249,828	1,474,191	96,089	2,060,208	—
Interest rate swaps	2,732	4,397	2,745	1,652	—	—	—	—
	$3,718,090	$4,239,436	$286,368	$262,188	$1,484,724	$106,646	$2,070,270	$29,240

The carrying value of the deferred satellites performance incentive payments includes $1.0 million interest payable. The carrying value of the long-term indebtedness includes $8.0 million of interest payable. The carrying value of other financial liabilities includes $0.1 million of interest payable.

Financial assets and liabilities recorded on the balance sheet and the fair value hierarchy levels used to calculate those values were as follows:

As at December 31, 2014	Loans and receivables	FVTPL	Other financial liabilities	Total	Fair value	Fair value hierarchy
Cash and cash equivalents	$497,356	$—	$—	$497,356	$497,356	Level 1
Trade and other receivables	49,534	—	—	49,534	49,534	(3)
Other current financial assets	765	—	—	765	765	Level 1
Other long-term financial assets(1)	15,814	22,628	—	38,442	38,442	Level 1, Level 2
Trade and other payables	—	—	(36,714)	(36,714)	(36,714)	(3)
Other current financial liabilities	—	(11,533)	(24,100)	(35,633)	(37,675)	Level 2
Other long-term financial liabilities	—	(7,883)	(52,870)	(60,753)	(64,126)	Level 2
Indebtedness(2)	—	—	(3,601,673)	(3,601,673)	(3,590,132)	Level 2
	$563,469	$3,212	$(3,715,357)	$(3,148,676)	$(3,142.550)

As at December 31, 2013	Loans and receivables	FVTPL	Other financial liabilities	Total	Fair value	Fair value hierarchy
Cash and cash equivalents	$298,713	$—	$—	$298,713	$298,713	Level 1
Trade and other receivables	50,266	—	—	50,266	50,266	(3)
Other current financial assets	7,174	—	—	7,174	7,174	Level 1
Other long-term financial assets(1)	24,412	51,594	—	76,006	76,006	Level 1, Level 2
Trade and other payables	—	—	(34,484)	(34,484)	(34,484)	(3)
Other current financial liabilities	—	(140,910)	(23,845)	(164,755)	(166,947)	Level 2
Other long-term financial liabilities	—	(13,408)	(59,395)	(72,803)	(73,971)	Level 2
Indebtedness(2)	—	—	(3,410,621)	(3,410,621)	(3,457,048)	Level 2
	$380,565	$(102,724)	$(3,528,345)	$(3,250,504)	$(3,300,291)
(1)	The other long-term financial assets classified as fair value through profit or loss were calculated using level 2 of the fair value hierarchy. All other balances were calculated using level 1 of the fair value hierarchy.
(2)	Excludes deferred financing costs, interest rate floors, prepayment option and premiums.
(3)	Trade and other receivables and trade and other payables approximate fair value due to the short-term maturity of these instruments.

Telesat Holdings Inc.

Notes to the 2014 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

27. FINANCIAL INSTRUMENTS  – (continued)

Assets pledged as security

The Senior Secured Credit Facilities are secured by substantially all of Telesat’s assets excluding the assets of non-restricted subsidiaries.

Fair Value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal market under current market conditions at the measurement date. Where possible, fair values are based on the quoted market values in an active market. In the absence of an active market, the Company determines fair values based on prevailing market rates (bid and ask prices, as appropriate) for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market-based inputs. The fair value hierarchy is as follows:

Level 1 based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

Level 2 based on observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially all of the full term of the assets or liabilities.

Level 3 based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

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

The carrying amounts of cash and cash equivalents, trade and other receivables, and trade and other payables approximate fair value due to the short-term maturity of these instruments. Included in cash and cash equivalents are $334.4 million (December 31, 2013 — $234.9 million) of short-term investments.

The fair value of the deferred satellites performance incentive payments, included in the other current and other long-term financial liabilities, was determined using a discounted cash flow methodology. The calculation was performed on a recurring basis. The discount rate used was 4.7% (December 31, 2013 — 5.8%).

The fair value of the indebtedness is based on transactions and quotations from third parties considering market interest rates and excluding deferred financing costs, interest rate floors, prepayment option and premiums. The calculation of the fair value of the indebtedness was performed on a recurring basis. The rates used were as follows:

As at December 31,	2014	2013
Canadian Term Loan A Facility	99.50%	100.13%
Canadian Term Loan B Facility	96.75%	100.00%
U.S. Term Loan B Facility	98.44%	100.25%
6.0% Senior Notes	102.50%	104.31%

Telesat Holdings Inc.

Notes to the 2014 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

27. FINANCIAL INSTRUMENTS  – (continued)

Fair value of derivative financial instruments

Apart from the forward foreign exchange contract, derivatives were valued using a discounted cash flow methodology. The calculations of the fair value of the derivatives were performed on a recurring basis.

Interest and cross-currency basis swaps future cash flows were determined based on current yield curves and exchange rates and then discounted based on discount curves obtained from Bloomberg. The cross-currency basis swaps matured on October 31, 2014.

Prepayment option cash flows were calculated with a Bloomberg option valuation model which is based on the current price of the debt instrument and discounted based on a discount curve obtained from Bloomberg.

Interest rate floor cash flows were calculated using the Black Scholes option valuation model in Bloomberg and discounted based on discount curves obtained from Bloomberg.

The fair value of the forward foreign exchange contract was calculated using the forward foreign exchange rate for the same transaction at the valuation date. The forward foreign exchange contract matured on October 31, 2014.

The discount rates used to discount U.S. dollar cash flows ranged from 0.17% to 1.62% (December 31, 2013 — 0.17% to 1.88%). The discount rates used to discount Canadian dollar cash flows ranged from 1.30% to 1.70% (December 31, 2013 — 1.22% to 2.34%).

On March 28, 2012, the Company recorded embedded derivatives as a result of the refinancing of the Senior Secured Credit Facilities and the new subordinated promissory note to Red Isle (“PSP Note”). The embedded derivatives are related to interest rate floors and prepayment options included in the Canadian TLB Facility (Note 24), the U.S. TLB Facility (Note 24) and the PSP Note. On October 31, 2012, the PSP Note was repaid which resulted in the recognition of a loss of $1.9 million on the write-off of the interest rate floor.

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

Telesat Holdings Inc.

Notes to the 2014 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

27. FINANCIAL INSTRUMENTS  – (continued)

The current and long-term portions of the fair value of the Company’s derivative assets and liabilities, at each of the balance sheet dates, and the fair value hierarchy levels used to calculate those fair values were as follows:

As at December 31, 2014	Other long-term financial assets	Other current financial liabilities	Other long-term financial liabilities	Total	Fair value hierarchy
Interest rate swaps	$—	$(2,434)	$(298)	$(2,732)	Level 2
Interest rate floors	—	(9,099)	(7,585)	(16,684)	Level 2
Prepayment option	22,628	—	—	22,628	Level 2
	$22,628	$(11,533)	$(7,883)	$3,212

As at December 31, 2013	Other long-term financial assets	Other current financial liabilities	Other long-term financial liabilities	Total	Fair value hierarchy
Cross-currency basis swaps	$—	$(109,700)	$—	$(109,700)	Level 2
Interest rate swaps	—	(21,490)	(84)	(21,574)	Level 2
Interest rate floors	—	(9,720)	(13,324)	(23,044)	Level 2
Prepayment option	51,594	—	—	51,594	Level 2
	$51,594	$(140,910)	$(13,408)	$(102,724)	Level 2

The reconciliation of the fair value of derivative assets and liabilities are as follows:

Fair value, December 31, 2012 and January 1, 2013	$(173,570)
Unrealized gains on derivatives
Interest rate floors	33,500
Prepayment option	13,547
Cross-currency basis swaps	91,266
Interest rate swaps	17,006
Realized gains (losses) on derivatives
Cross-currency basis swaps	1,211
Prepayment option	(75,602)
Net cash paid on settlement
Cross-currency basis swaps	1,219
Impact of foreign exchange	(11,301)
Fair value, December 31, 2013 and January 1, 2014	$(102,724)
Unrealized gains (losses) on derivatives
Interest rate floors	8,090
Prepayment option	(32,725)
Interest rate swaps	19,749
Realized (losses) gains on derivatives
Forward foreign exchange contract	(17,817)
Cross-currency basis swaps	71,634
Net cash paid on settlement
Forward foreign exchange contract	19,297
Cross-currency basis swaps	41,527
Impact of foreign exchange	(3,819)
Fair value, December 31, 2014	$3,212

Telesat Holdings Inc.

Notes to the 2014 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

28. SHARE-BASED COMPENSATION PLANS

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

The stock options granted in the current and prior years, and their weighted average fair value were as follows:

	2014	2013	2012
Number of stock options granted	150,000	3,999,399	—
Weighted average fair value of options granted	$12.05	$8.93	$—

The movement in the number of stock options outstanding and their weighted average exercise price were as follows:

	Time vesting option plans		Performance vesting option plans
	Number of options	Weighted- average exercise price	Number of options	Weighted- average exercise price
Outstanding at December 31, 2012 and January 1, 2013	708,041	$11.14	920,687	$11.13
Granted	2,968,494		1,030,905
Forfeited	(8,053)		(9,844)
Exercised (Note 25)	(4,027)		(88,125)
Expired	—		—
Outstanding at December 31, 2013 and January 1, 2014	3,664,455	$21.72	1,853,623	$18.40
Granted	67,500		82,500
Forfeited	(100,884)		(136,539)
Exercised (Note 25)	(8,256)		(10,010)
Expired	—		—
Outstanding at December 31, 2014	3,622,815	$21.95	1,789,574	$18.94

Telesat Holdings Inc.

Notes to the 2014 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

28. SHARE-BASED COMPENSATION PLANS  – (continued)

The amounts of stock options exercisable and the weighted average remaining life were as follows:

As at December 31,	2014	2013
Time vesting option plans	1,757,250	1,159,274
Performance vesting option plans	920,134	690,494
Weighted-average remaining life	7 years	8 years

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

The share-based compensation expense recognized in the operating expenses in the consolidated statements of income was as follows:

Year ended December 31,	2014	2013	2012
Operating expenses	$9,655	$13,517	$1,202

The weighted-average assumptions used to determine the share-based compensation expense for stock options using the Black-Scholes option pricing model were as follows:

	2014	2013	2012
Dividend yield	—%	—%	—%
Expected volatility	24.8%	25.0%	—%
Risk-free interest rate	1.76%	1.74%	—%
Expected life (years)	10	10	—

The expected volatility is based on the historical volatility.

29. EMPLOYEE BENEFIT PLANS

The expenses included on the consolidated statements of income and the consolidated statements of comprehensive income were as follows:

	Pension plans			Other post-employment benefit plans
Year ended December 31,	2014	2013	2012	2014	2013	2012
Consolidated statements of income
Operating expenses	$5,426	$6,104	$5,885	$362	$372	$392
Interest expense	$294	$1,603	$2,064	$1,050	$1,467	$1,151
Other operating (losses) gains, net	$—	$—	$—	$—	$9,786	$—
Consolidated statements of comprehensive income
Actuarial losses (gains) on employee benefit plans	$20,070	$(24,942)	$(6,574)	$3,276	$3,712	$878

Telesat Holdings Inc.

Notes to the 2014 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

29. EMPLOYEE BENEFIT PLANS  – (continued)

In October 2013, the Company ceased allowing new employees to join the defined benefit plans, except under certain circumstances, and commenced a defined contribution pension plan for new employees. The contributions made by the Company to the defined contribution plan during 2014 were insignificant.

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

In January 2013, the Company changed its funding strategy for other post-employment benefits provided to certain retired employees. As a result of this change, the Company recognized a $5.2 million loss in actuarial losses (gains) on the employee benefit plans in the statement of comprehensive income.

In 2013, there was a change in how certain retired employees would have their health care benefits coordinated with Medicare. As a result of this change, the Company recognized a $2.4 million loss in operating (losses) gains, net in the statement of income.

In 2013, the Company also announced that effective January 2015 it would cease paying health care and life insurance benefits to certain retired employees and would commence paying an amount into a health reimbursement account for the affected retired employees. As a result of this change in benefits, the Company recognized a $12.2 million gain in other operating (losses) gains, net in the statement of income.

The balance sheet obligations were distributed between pension and other post-employment benefits as follows:

As at December 31,	2014	2013
Pension benefits	$21,531	$5,749
Other post-employment benefits	25,248	21,626
	$46,779	$27,375

The obligations were included on the balance sheets in other long-term liabilities (Note 23).

The amounts recognized in the balance sheets and the funded status of the benefit plans were determined as follows:

	2014		2013
As at December 31,	Pension	Other	Pension	Other
Present value of funded obligations	$259,195	$—	$217,281	$—
Fair value of plan assets	(238,911)	—	(212,623)	—
	$20,284	$—	$4,658	$—
Present value of unfunded obligations	1,247	25,248	1,091	21,626
Accrued benefit liability	$21,531	$25,248	$5,749	$21,626

Telesat Holdings Inc.

Notes to the 2014 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

29. EMPLOYEE BENEFIT PLANS  – (continued)

The changes in the benefit obligations and in the fair value of plan assets were as follows:

	December 31, 2014
	Pension	Other	Total
Change in benefit obligations
Benefit obligation, January 1, 2014	$218,372	$21,626	$239,998
Current service cost	5,095	362	5,457
Interest expense	11,042	1,050	12,092
Remeasurements
Actuarial (gains) losses arising from plan experience	(1,166)	186	(980)
Actuarial (gains) losses from change in demographic assumptions	(2,242)	67	(2,175)
Actuarial losses from changes in financial assumptions	36,348	3,023	39,371
Benefits paid	(8,379)	(988)	(9,367)
Contributions by plan participants	1,367	76	1,443
Other	5	(154)	(149)
Benefit obligation, December 31, 2014	$260,442	$25,248	$285,690
Change in fair value of plan assets
Fair value of plan assets, January 1, 2014	$(212,623)	$—	$(212,623)
Contributions by plan participants	(1,367)	(76)	(1,443)
Contributions by employer	(10,013)	(912)	(10,925)
Interest income	(10,748)	—	(10,748)
Benefits paid	8,379	988	9,367
Remeasurements
Return on plan assets, excluding interest income	(12,870)	—	(12,870)
Administrative costs	331	—	331
Fair value of plan assets, December 31, 2014	$(238,911)	$—	$(238,911)
Accrued benefit liability, December 31, 2014	$21,531	$25,248	$46,779

Telesat Holdings Inc.

Notes to the 2014 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

29. EMPLOYEE BENEFIT PLANS  – (continued)

	December 31, 2013
	Pension	Other	Total
Change in benefit obligations
Benefit obligation, January 1, 2013	$222,606	$26,096	$248,702
Current service cost	5,666	372	6,038
Interest expense	10,175	1,467	11,642
Remeasurements
Actuarial (gains) losses arising from plan experience	(13,517)	5,125	(8,392)
Actuarial losses from change in demographic assumptions	—	610	610
Actuarial gains from changes in financial assumptions	—	(2,023)	(2,023)
Benefits paid	(8,985)	(1,205)	(10,190)
Contributions by plan participants	2,427	32	2,459
Plan amendments	—	(9,786)	(9,786)
Other	—	938	938
Benefit obligation, December 31, 2013	$218,372	$21,626	$239,998
Change in fair value of plan assets
Fair value of plan assets, January 1, 2013	$(188,944)	$—	$(188,944)
Contributions by plan participants	(2,427)	(32)	(2,459)
Contributions by employer	(10,678)	(1,173)	(11,851)
Interest income	(8,572)	—	(8,572)
Benefits paid	8,985	1,205	10,190
Remeasurements
Return on plan assets, excluding interest income	(11,425)	—	(11,425)
Administrative costs	438	—	438
Fair value of plan assets, December 31, 2013	$(212,623)	$—	$(212,623)
Accrued benefit liability, December 31, 2013	$5,749	$21,626	$27,375

The weighted average duration of the defined benefit obligation as at December 31, 2014 is 16 years for the defined benefit pension plans and 14 years for the other post-employment benefit plans.

The estimated future benefit payments for the defined benefit pension plans and other post-employment benefit plans until 2024 are as follows:

	Pension	Other
2015	$8,544	$875
2016	$9,095	$906
2017	$9,607	$940
2018	$10,292	$976
2019	$11,080	$1,014
2020 to 2024	$66,170	$7,147

Benefit payments include obligations to 2024 only as obligations beyond this date are not quantifiable.

Telesat Holdings Inc.

Notes to the 2014 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

29. EMPLOYEE BENEFIT PLANS  – (continued)

The fair value of the plan assets are allocated as follows between the various types of investments:

As at December 31,	2014	2013
Equity securities
Canada	21.1%	22.5%
United States	15.0%	14.7%
International (other than United States)	18.5%	19.1%
Fixed income instruments
Canada	42.8%	40.8%
Cash and cash equivalents
Canada	2.6%	2.9%

Plan assets are valued at the measurement date of December 31 each year.

The investments are made in accordance with the Statement of Investment Policies and Procedures. The Statement of Investment Policies and Procedures is reviewed on an annual basis by the Management Level Pension Fund Investment Committee with approval of the policy being provided by the Audit Committee.

The following are the significant assumptions adopted in measuring the Company’s pension and other benefit obligations:

	Pension	Other	Pension	Other
As at December 31,	2014	2014	2013	2013
Actuarial benefit obligation
Discount rate	5.00%	3.75% to 5.00%	5.00%	4.50% to 5.00%
Benefit costs for the year ended
Discount rate	5.00%	4.50% to 5.00%	4.50%	4.00% to 4.50%
Future salary growth	3.00%	N/A	3.00%	N/A
Health care cost trend rate	N/A	4.50%	N/A	4.50%
Other medical trend rates	N/A	4.50%	N/A	3.00% to 5.00%

For certain Canadian post-retirement benefits, the medical trend rate for drugs was assumed to be 8.0% in 2013, decreasing by 0.2% per annum, to a rate of 4.5% in 2028 and thereafter.

Sensitivity of assumptions

The calculation of the defined benefit obligation is sensitive to the assumptions set out above. The following table summarizes how the impact on the defined benefit obligation as at December 31, 2014 would have increased or decreased as a result of the change in the respective assumptions by one percent.

	Pension		Other
	1% increase	1% decrease	1% increase	1% decrease
Discount rate	$(35,949)	$46,355	$(3,134)	$3,922
Future salary growth	$8,892	$(7,948)	N/A	N/A
Medical and dental trend rates	N/A	N/A	$2,352	$(1,898)

The above sensitivities are hypothetical and should be used with caution. Changes in amounts based on a one percent variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in amounts may not be linear. The sensitivities have been calculated independently of changes in other key variables. Changes in one factor may result in changes in another, which could amplify or reduce certain sensitivities.

The Company expects to make contributions of $9.5 million to the defined benefit plans and $0.1 million to the defined contribution plan during the next fiscal year.

Telesat Holdings Inc.

Notes to the 2014 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

30. SUPPLEMENTAL CASH FLOW INFORMATION

Cash and cash equivalents were comprised of the following:

As at December 31,	2014	2013	2012
Cash	$162,968	$63,816	$53,344
Short-term investments, original maturity three months or less	334,388	234,897	127,617
Cash and cash equivalents	$497,356	$298,713	$180,961

Income taxes paid, net of income taxes received, was comprised of the following:

Year ended December 31,	2014	2013	2012
Income taxes paid	$(83,310)	$(12,569)	$(3,764)
Income taxes received	2,511	—	—
	$(80,799)	$(12,569)	$(3,764)

Interest paid, net of capitalized interest and interest received, was comprised of the following:

Year ended December 31,	2014	2013	2012
Interest paid	$(200,029)	$(215,674)	$(256,985)
Capitalized interest	4,430	3,361	17,466
Interest received	2,702	1,172	1,127
	$(192,897)	$(211,141)	$(238,392)

The net change in operating assets and liabilities shown in the consolidated statements of cash flows was comprised of the following:

As at December 31,	2014	2013	2012
		Restated (Note 3)	Restated (Note 3)
Trade and other receivables	$2,212	$14,648	$(21,862)
Financial assets	15,389	(1,688)	(13,333)
Other assets	(102)	3,342	(95)
Trade and other payables	(7,158)	(3,676)	11,527
Financial liabilities	(7,827)	(1,712)	1,189
Other liabilities	(1,462)	(7,891)	14,667
	$1,052	$3,023	$(7,907)

Non-cash investing and financing activities were comprised of:

Year ended December 31,	2014	2013	2012
Satellites, property and other equipment	$16,539	$4,069	$101
Intangible assets	$2,661	$1,061	$—
Investment tax credit	$—	$—	$(1,023)
Forgiveness of satellite performance incentive payments	$—	$—	$5,474

Telesat Holdings Inc.

Notes to the 2014 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

31. COMMITMENTS AND CONTINGENT LIABILITIES

The following is a summary of the Company’s off-balance sheet contractual obligations as at December 31, 2014:

	2015	2016	2017	2018	2019	Thereafter	Total
Operating property leases	$7,279	$6,595	$5,669	$4,916	$1,633	$2,096	$28,188
Capital commitments	128,634	—	—	—	—	—	128,634
Other operating commitments	24,467	11,583	7,016	5,900	4,598	9,147	62,711
	$160,380	$18,178	$12,685	$10,816	$6,231	$11,243	$219,533

Operating property leases consist of off-balance sheet contractual obligations for land or building usage, while capital commitments includes commitments for capital projects. Other operating commitments consist of third party satellite capacity arrangements as well as other commitments that are not categorized as operating property leases or capital commitments. The Company’s off-balance sheet obligations include the future minimum payments for the non-cancellable period of each respective obligation, and have various terms with expiry dates ranging from January 2015 to January 2043. The aggregate expense related to operating property lease commitments for the year ended December 31, 2014 was $7.1 million (December 31, 2013 — $7.2 million, December 31, 2012 — $6.8 million).

The Company has entered into contracts for the construction and launch of Telstar 12 VANTAGE (targeted for launch in late 2015) and other capital expenditures. The total outstanding commitments at December 31, 2014 were included in capital commitments. In addition, the construction contract includes the provision for deferred satellite performance incentive payments of USD $18.0 million, which have not been included in capital commitments as they will become payable over the in-service life of the satellite only if certain conditions are met.

The Company has agreements with various customers for prepaid revenue on several service agreements which take effect when the spacecraft is placed into service. The Company is responsible for operating and controlling these satellites. As at December 31, 2014, customer prepayments of $339.2 million (December 31, 2013 — $393.4 million), a portion of which is refundable under certain circumstances, were reflected in current and long-term liabilities.

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

Telesat and Loral have entered into an indemnification agreement whereby Loral will indemnify Telesat for tax liabilities for taxation years prior to 2007 related to Loral Skynet operations. Likewise, Telesat will indemnify Loral for the settlement of tax receivables for taxation years prior to 2007.

Telesat Holdings Inc.

Notes to the 2014 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

31. COMMITMENTS AND CONTINGENT LIABILITIES  – (continued)

Legal Proceedings

The Company frequently participates in proceedings before national telecommunications regulatory authorities. In addition, the Company may also become involved from time to time in other legal proceedings arising in the normal course of its business.

The Company is subject to audits by taxing authorities in the various jurisdictions in which it operates. In Brazil, the Company is currently involved in a number of disputes with the Brazilian tax authorities who have alleged that additional taxes are owed on revenue earned by the Company for the period 2003 to 2012. The disputes relate to the Brazilian tax authorities’ characterization of the Company’s revenue. Additional taxes of approximately $28 million have been assessed by Brazilian tax authorities and the Company has challenged those assessments. The Company believes the likelihood of an unfavorable outcome in these disputes is remote and, as such, no reserve has been established. Loral has agreed to indemnify the Company with respect to certain of the assessments issued in Brazil.

Other than the above, the Company is not aware of any proceedings outstanding or threatened as of the date hereof by or against it or relating to its business which may have, or have had in the recent past, significant effects on the Company’s financial position or profitability.

32. SUBSIDIARIES

The list of significant companies included in the scope of consolidation as at December 31, 2014 was as follows:

Company	Country	Method of Consolidation	% voting rights
Telesat Canada	Canada	Fully consolidated	100
Infosat Communications LP	Canada	Fully consolidated	100
Skynet Satellite Corporation	United States	Fully consolidated	100
Telesat Network Services, Inc.	United States	Fully consolidated	100
The SpaceConnection Inc.	United States	Fully consolidated	100
Telesat Satellite LP	United States	Fully consolidated	100
Infosat Able Holdings Inc.	United States	Fully consolidated	100
Able Infosat Communications, Inc.	United States	Fully consolidated	100
Telesat Brasil Capacidade de Satélites Ltda.	Brazil	Fully consolidated	100
Telesat (IOM) Limited	Isle of Man	Fully consolidated	100
Telesat Luxembourg S.à r.l.	Luxembourg	Fully consolidated	100

The percentage of voting rights and method of consolidation were the same as at December 31, 2013.

Telesat Holdings Inc.

Notes to the 2014 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

33. RELATED PARTY TRANSACTIONS

The Company’s immediate shareholders are Red Isle Private Investment Inc. (“Red Isle”), a company incorporated in Canada, Loral Holdings Corporation (“Loral Holdings”), a company incorporated in the United States and various individuals. Red Isle is wholly-owned by PSP Investments, a Canadian Crown corporation. Loral Holdings is a wholly-owned subsidiary of Loral, a United States publicly listed company.

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

Key Management Personnel — Special Payments

In connection with the special cash distribution made to the Company’s shareholders, the Board authorized special payments to certain employees. At December 31, 2014, $48.3 million of the special payments were cumulatively expensed and paid.

Key Management Personnel — Stock Options

During 2013 and 2014, the Board authorized the grant of stock options to certain employees pursuant to the stock incentive plan. A total of 3,999,399 and 150,000 stock options were granted in 2013 and 2014, respectively. An expense of $9.7 million was recorded in 2014 in connection with the stock option grants (December 31, 2013 — $13.3 million).

Independent Board of Directors Special Payment

In 2012, the Company’s four independent directors received a special payment for the assistance they provided in the assessment of various strategic alternatives explored by the Company in 2011. The amount paid to the four independent directors was, in aggregate, $0.9 million.

Telesat Holdings Inc.

Notes to the 2014 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

33. RELATED PARTY TRANSACTIONS  – (continued)

Compensation of executives and Board level directors

Year ended December 31,	2014	2013	2012
Short-term benefits (including salaries)	$7,543	$7,293	$10,470
Special payments	980	2,162	42,867
Post-employment benefits	1,922	1,814	1,615
Share-based payments	8,931	12,705	1,152
	$19,376	$23,974	$56,104

Transactions with related parties

The Company and certain of its subsidiaries regularly engage in transactions with related parties. The Company’s related parties include Loral and Red Isle.

During the year, the Company and its subsidiaries entered into the following transactions with related parties.

	Sale of goods and services, interest income			Purchase of goods and services, interest expense
Year ended December 31,	2014	2013	2012	2014	2013	2012
Loral
Revenue	$215	$—	$—	$—	$—	$—
Operating expenses	—	—	—	6,663	6,267	6,252
Interest expense	—	—	—	—	66	1,255
Interest and other expenses	—	—	—	1,070	—	—
Red Isle
Interest expense	—	—	—	—	—	10,812
SSL(1)
Revenue	—	—	1,468	—	—	—
Interest expenses	—	—	—	—	—	973
Satellite, property and other equipment	—	—	—	—	—	49,537
(1)	As of November 2, 2012, Space System/Loral (“SSL”) is no longer a related party.

The following balances were outstanding at the end of the years presented below:

	Amounts owed by related parties		Amounts owed to related parties
At December 31,	2014	2013	2014	2013
Loral
Current receivables/payables	$178	$1,209	$293	$290
Long-term receivables/payables	—	2,482	—	7,397
Red Isle	—	—	—	—

The amounts outstanding are unsecured and will be settled in cash.

Telesat Holdings Inc.

Notes to the 2014 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

33. RELATED PARTY TRANSACTIONS  – (continued)

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

Other related party transactions

The Company funds certain defined benefit pension plans. Contributions made to the plans for the year ended December 31, 2014 were $10.0 million (December 31, 2013 — $10.7 million).

34. CONDENSED CONSOLIDATING FINANCIAL INFORMATION

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

A change in accounting policies has resulted in a restatement of the comparative figures on the statement of cash flows for 2013 and 2012. For more on the impact of the changes, refer to Note 3.

The comparative figures in the statements of comprehensive income have been restated to conform with the presentation adopted in the current year.

Telesat Holdings Inc.

Notes to the 2014 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

34. CONDENSED CONSOLIDATING FINANCIAL INFORMATION  – (continued)

Condensed Consolidating Statements of Income (Loss)
For the year ended December 31, 2014

	Telesat Holdings Inc.	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non-guarantor subsidiaries	Adjustments	Consolidated
Revenue	$—	$—	$855,312	$157,810	$18,212	$(108,463)	$922,871
Operating expenses	—	—	(151,264)	(127,227)	(17,761)	108,463	(187,789)
	—	—	704,048	30,583	451	—	735,082
Depreciation	—	—	(184,870)	(31,506)	(120)	—	(216,496)
Amortization	—	—	(28,986)	(1,839)	—	—	(30,825)
Other operating (losses) gains, net	—	—	(314)	14	(4)	—	(304)
Operating income (loss)	—	—	489,878	(2,748)	327	—	487,457
Income (loss) from equity investments	13,204	—	(7,709)	(2,223)	—	(3,272)	—
Interest (expense) income	—	—	(210,369)	3,798	(362)	—	(206,933)
Interest and other income (expenses)	—	—	627	2,906	(477)	—	3,056
Gain on changes in fair value of financial instruments	—	—	48,931	—	—	—	48,931
(Loss) gain on foreign exchange	—	—	(240,370)	(9,267)	8,550	—	(241,087)
Income (loss) before tax	13,204	—	80,988	(7,534)	8,038	(3,272)	91,424
Tax expense	—	—	(67,784)	(10,190)	(246)	—	(78,220)
Net income (loss)	$13,204	$—	$13,204	$(17,724)	$7,792	$(3,272)	$13,204

Telesat Holdings Inc.

Notes to the 2014 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

34. CONDENSED CONSOLIDATING FINANCIAL INFORMATION  – (continued)

Condensed Consolidating Statements of Comprehensive (Loss) Income
For the year ended December 31, 2014

	Telesat Holdings Inc.	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non-guarantor subsidiaries	Adjustments	Consolidated
Net income (loss)	$13,204	$—	$13,204	$(17,724)	$7,792	$(3,272)	$13,204
Other comprehensive (loss) income
Items that may be reclassified into profit or loss
Foreign currency translation adjustments	—	—	—	499	3,294	—	3,793
Other comprehensive income from equity investments	3,793	—	3,793	3,294	—	(10,880)	—
Items that will not be reclassified into profit or loss
Actuarial losses on employee benefit plans	—	—	(22,871)	(475)	—	—	(23,346)
Tax recovery	—	—	5,589	188	—	—	5,777
Other comprehensive loss from equity investments	(17,569)	—	(287)	—	—	17,856	—
Other comprehensive (loss) income	(13,776)	—	(13,776)	3,506	3,294	6,976	(13,776)
Total comprehensive (loss) income	$(572)	$—	$(572)	$(14,218)	$11,086	$3,704	$(572)

Telesat Holdings Inc.

Notes to the 2014 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

34. CONDENSED CONSOLIDATING FINANCIAL INFORMATION  – (continued)

Condensed Consolidating Statements of Income
For the year ended December 31, 2013

	Telesat Holdings Inc.	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non-guarantor subsidiaries	Adjustments	Consolidated
Revenue	$—	$—	$837,358	$152,306	$16,879	$(109,647)	$896,896
Operating expenses	—	—	(170,865)	(121,312)	(18,532)	109,647	(201,062)
	—	—	666,493	30,994	(1,653)	—	695,834
Depreciation	—	—	(179,442)	(31,498)	(211)	—	(211,151)
Amortization	—	—	(31,262)	(1,358)	(39)	—	(32,659)
Other operating gains (losses), net	—	—	15,721	9,733	(119)	—	25,335
Operating income (loss)	—	—	471,510	7,871	(2,022)	—	477,359
Income (loss) from equity investments	68,094	—	8,638	(1,962)	—	(74,770)	—
Interest expense	—	—	(223,424)	(670)	(5)	—	(224,099)
Loss on financing	—	—	(18,487)	—	—	—	(18,487)
Interest and other income (expense)	—	—	11,708	(42)	2	—	11,668
Gain on changes in fair value of financial instruments	—	—	80,928	—	—	—	80,928
(Loss) gain on foreign exchange	(1)	—	(190,562)	(12,586)	8,240	—	(194,909)
Income (loss) before tax	68,093	—	140,311	(7,389)	6,215	(74,770)	132,460
Tax (expense) recovery	—	—	(72,217)	7,902	(52)	—	(64,367)
Net income	$68,093	$—	$68,094	$513	$6,163	$(74,770)	$68,093

Telesat Holdings Inc.

Notes to the 2014 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

34. CONDENSED CONSOLIDATING FINANCIAL INFORMATION  – (continued)

Condensed Consolidating Statements of Comprehensive Income (Loss)
For the year ended December 31, 2013

	Telesat Holdings Inc.	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non-guarantor subsidiaries	Adjustments	Consolidated
Net income	$68,093	$—	$68,094	$513	$6,163	$(74,770)	$68,093
Other comprehensive income (loss)
Items that may be reclassified into profit or loss
Foreign currency translation adjustments	—	—	—	(899)	(382)	—	(1,281)
Other comprehensive loss from equity investments	(1,281)	—	(1,281)	(382)	—	2,944	—
Items that will not be reclassified into profit or loss
Actuarial gains (losses) on employee benefit plans	—	—	25,360	(4,130)	—	—	21,230
Tax (expense) recovery	—	—	(6,754)	1,474	—	—	(5,280)
Other comprehensive income (loss) from equity investments	15,950	—	(2,656)	—	—	(13,294)	—
Other comprehensive income (loss)	14,669	—	14,669	(3,937)	(382)	(10,350)	14,669
Total comprehensive income (loss)	$82,762	$—	$82,763	$(3,424)	$5,781	$(85,120)	$82,762

Telesat Holdings Inc.

Notes to the 2014 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

34. CONDENSED CONSOLIDATING FINANCIAL INFORMATION  – (continued)

Condensed Consolidating Statements of Income (Loss)
For the year ended December 31, 2012

	Telesat Holdings Inc.	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non-guarantor subsidiaries	Adjustments	Consolidated
Revenue	$—	$—	$782,814	$149,277	$18,959	$(105,240)	$845,810
Operating expenses	(15)	—	(202,050)	(127,670)	(21,384)	105,240	(245,879)
	(15)	—	580,764	21,607	(2,425)	—	599,931
Depreciation	—	—	(160,283)	(48,106)	(296)	—	(208,685)
Amortization	—	—	(36,168)	268	(65)	—	(35,965)
Other operating gains (losses), net	—	—	5,946	(56)	—	—	5,890
Operating (loss) income	(15)	—	390,259	(26,287)	(2,786)	—	361,171
Income (loss) from equity investments	26,754	—	(29,119)	(3,099)	—	5,464	—
Interest expense	(2,380)	—	(242,597)	(444)	—	—	(245,421)
Loss on financing	—	—	(77,278)	—	—	—	(77,278)
Interest and other income	—	—	839	521	1	—	1,361
Loss on changes in fair value of financial instruments	—	—	(58,984)	—	—	—	(58,984)
Gain (loss) on foreign exchange	—	—	78,466	3,903	(3,515)	—	78,854
Income (loss) before tax	24,359	—	61,586	(25,406)	(6,300)	5,464	59,703
Tax expense	—	—	(34,832)	(335)	(177)	—	(35,344)
Net income (loss)	$24,359	$—	$26,754	$(25,741)	$(6,477)	$5,464	$24,359

Telesat Holdings Inc.

Notes to the 2014 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

34. CONDENSED CONSOLIDATING FINANCIAL INFORMATION  – (continued)

Condensed Consolidating Statements of Comprehensive Income (Loss)
For the year ended December 31, 2012

	Telesat Holdings Inc.	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non-guarantor subsidiaries	Adjustments	Consolidated
Net income (loss)	$24,359	$—	$26,754	$(25,741)	$(6,477)	$5,464	$24,359
Other comprehensive income (loss)
Items that may be reclassified into profit or loss
Foreign currency translation adjustments	—	—	—	(1,311)	(198)	—	(1,509)
Other comprehensive loss from equity investments	(1,509)	—	(1,509)	(198)	—	3,216	—
Items that will not be reclassified into profit or loss
Actuarial gains (losses) on employee benefit plans	—	—	7,279	(1,583)	—	—	5,696
Tax expense	—	—	(1,366)	—	—	—	(1,366)
Other comprehensive income (loss) from equity investments	4,330	—	(1,583)	—	—	(2,747)	—
Other comprehensive income (loss)	2,821	—	2,821	(3,092)	(198)	469	2,821
Total comprehensive income (loss)	$27,180	$—	$29,575	$(28,833)	$(6,675)	$5,933	$27,180

Telesat Holdings Inc.

Notes to the 2014 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

34. CONDENSED CONSOLIDATING FINANCIAL INFORMATION  – (continued)

Condensed Consolidating Balance Sheets
As at December 31, 2014

	Telesat Holdings Inc.	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non-guarantor subsidiaries	Adjustments	Consolidated
Assets
Cash and cash equivalents	$—	$—	$450,280	$44,188	$2,888	$—	$497,356
Trade and other receivables	—	—	31,419	16,497	1,618	—	49,534
Other current financial assets	—	—	25	687	53	—	765
Intercompany receivables	—	—	366,317	174,888	167,253	(708,458)	—
Prepaid expenses and other current assets	—	—	12,099	4,987	116	—	17,202
Total current assets	—	—	860,140	241,247	171,928	(708,458)	564,857
Satellites, property and other equipment	—	—	1,479,324	381,313	378	—	1,861,015
Deferred tax assets	—	—	—	3,183	—	—	3,183
Other long-term financial assets	—	—	36,509	1,466	467	—	38,442
Other long-term assets	—	—	2,817	353	—	—	3,170
Intangible assets	—	—	769,780	50,792	—	—	820,572
Investment in affiliates	1,176,602	—	1,237,862	661,810	261	(3,076,535)	—
Goodwill	—	—	2,078,056	343,876	24,671	—	2,446,603
Total assets	$1,176,602	$—	$6,464,488	$1,684,040	$197,705	$(3,784,993)	$5,737,842
Liabilities
Trade and other payables	$—	$—	$13,838	$21,528	$1,348	$—	$36,714
Other current financial liabilities	—	—	32,539	1,705	1,389	—	35,633
Intercompany payables	45,434	—	212,395	412,399	38,230	(708,458)	—
Other current liabilities (assets)	—	—	120,951	3,203	(9)	—	124,145
Current indebtedness	—	—	58,820	2	—	—	58,822
Total current liabilities	45,434	—	438,543	438,837	40,958	(708,458)	255,314
Long-term indebtedness	—	—	3,486,857	—	—	—	3,486,857
Deferred tax liabilities (assets)	—	—	485,619	(727)	(134)	—	484,758
Other long-term financial liabilities	—	—	54,698	5,964	91	—	60,753
Other long-term liabilities	—	—	314,665	4,321	6	—	318,992
Total liabilities	45,434	—	4,780,382	448,395	40,921	(708,458)	4,606,674
Shareholders’ equity	1,131,168	—	1,684,106	1,235,645	156,784	(3,076,535)	1,131,168
Total liabilities and shareholders’ equity	$1,176,602	$—	$6,464,488	$1,684,040	$197,705	$(3,784,993)	$5,737,842

Telesat Holdings Inc.

Notes to the 2014 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

34. CONDENSED CONSOLIDATING FINANCIAL INFORMATION  – (continued)

Condensed Consolidating Balance Sheets
As at December 31, 2013

	Telesat Holdings Inc.	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non-guarantor subsidiaries	Adjustments	Consolidated
Assets
Cash and cash equivalents	$—	$—	$284,231	$13,008	$1,474	$—	$298,713
Trade and other receivables	—	—	31,588	17,093	1,585	—	50,266
Other current financial assets	—	—	35	118	7,021	—	7,174
Intercompany receivables	—	—	362,070	173,960	144,071	(680,101)	—
Prepaid expenses and other current assets	—	—	13,460	5,142	63	—	18,665
Total current assets	—	—	691,384	209,321	154,214	(680,101)	374,818
Satellites, property and other equipment	—	—	1,654,000	308,358	401	—	1,962,759
Deferred tax assets	—	—	—	10,024	—	—	10,024
Other long-term financial assets	—	—	68,056	7,505	445	—	76,006
Other long-term assets	—	—	2,466	299	—	—	2,765
Intangible assets	—	—	798,766	46,520	—	—	845,286
Investment in affiliates	1,167,517	—	1,164,562	661,102	261	(2,993,442)	—
Goodwill	—	—	2,078,056	343,876	24,671	—	2,446,603
Total assets	$1,167,517	$—	$6,457,290	$1,587,005	$179,992	$(3,673,543)	$5,718,261
Liabilities
Trade and other payables	$—	$—	$17,150	$15,956	$1,378	$—	$34,484
Other current financial liabilities	—	—	163,059	1,000	696	—	164,755
Intercompany payables	45,614	—	218,097	385,219	31,171	(680,101)	—
Other current liabilities	—	—	118,156	3,146	756	—	122,058
Current indebtedness	—	—	57,363	1	—	—	57,364
Total current liabilities	45,614	—	573,825	405,322	34,001	(680,101)	378,661
Long-term indebtedness	—	—	3,284,502	—	—	—	3,284,502
Deferred tax liabilities (assets)	—	—	515,745	(466)	(72)	—	515,207
Other long-term financial liabilities	—	—	68,911	3,892	—	—	72,803
Other long-term liabilities	—	—	339,269	5,910	6	—	345,185
Total liabilities	45,614	—	4,782,252	414,658	33,935	(680,101)	4,596,358
Shareholders’ equity	1,121,903	—	1,675,038	1,172,347	146,057	(2,993,442)	1,121,903
Total liabilities and shareholders’ equity	$1,167,517	$—	$6,457,290	$1,587,005	$179,992	$(3,673,543)	$5,718,261

Telesat Holdings Inc.

Notes to the 2014 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

34. CONDENSED CONSOLIDATING FINANCIAL INFORMATION  – (continued)

Condensed Consolidating Statements of Cash Flows
For the year ended December 31, 2014

	Telesat Holdings Inc.	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non-guarantor subsidiaries	Adjustments	Consolidated
Cash flows (used in) from operating activities
Net income (loss)	$13,204	$—	$13,204	$(17,724)	$7,792	$(3,272)	$13,204
Adjustments to reconcile net income (loss) to cash flows (used in) from operating activities
Depreciation	—	—	184,870	31,506	120	—	216,496
Amortization	—	—	28,986	1,839	—	—	30,825
Tax expense	—	—	67,784	10,190	246	—	78,220
Interest expense (income)	—	—	210,369	(3,798)	362	—	206,933
Interest income	—	—	(2,205)	(278)	(228)	—	(2,711)
Unrealized foreign exchange loss (gain)	1	—	235,414	11,343	(8,372)	—	238,386
Gain on changes in fair value of financial instruments	—	—	(48,931)	—	—	—	(48,931)
Share-based compensation	—	—	8,704	1,314	(363)	—	9,655
(Income) loss from equity investments	(13,204)	—	7,709	2,223	—	3,272	—
Loss (gain) on disposal of assets	—	—	314	(14)	4	—	304
Other	—	—	(55,509)	(1,616)	(413)	—	(57,538)
Income taxes paid, net of income taxes received	—	—	(78,520)	(2,103)	(176)	—	(80,799)
Interest paid, net of capitalized interest and interest received	—	—	(192,752)	(12)	(133)	—	(192,897)
Operating assets and liabilities	(183)	—	(10,980)	9,681	2,534	—	1,052
Net cash (used in) from operating activities	$(182)	$—	$368,457	$42,551	$1,373	$—	$412,199
Cash flows used in investing activities
Satellite programs, including capitalized interest	$—	$—	$—	$(84,591)	$—	$—	$(84,591)
Purchase of other property and equipment	—	—	(8,762)	(1,846)	(87)	—	(10,695)
Purchase of intangible assets	—	—	—	(185)	—	—	(185)
Proceeds from sale of assets	—	—	311	—	—	—	311
Return of capital to shareholder	—	—	6,503	—	—	(6,503)	—
Investment in affiliates	—	—	(83,071)	—	—	83,071	—
Net cash used in investing activities	$—	$—	$(85,019)	$(86,622)	$(87)	$76,568	$(95,160)
Cash flows from (used in) financing activities
Repayment of indebtedness	$—	$—	$(70,692)	$—	$—	$—	$(70,692)
Settlement of derivatives	—	—	(60,824)	—	—	—	(60,824)
Proceeds from exercise of stock options	202	—	—	—	—	—	202
Dividends paid on preferred shares	(20)	—	—	—	—	—	(20)
Satellite performance incentive payments	—	—	(5,409)	(43)	—	—	(5,452)
Return of capital to shareholder	—	—	—	(6,503)	—	6,503	—
Proceeds from issuance of share capital	—	—	—	83,071	—	(83,071)	—
Net cash from (used in) financing activities	$182	$—	$(136,925)	$76,525	$—	$(76,568)	$(136,786)
Effect of changes in exchange rates on cash and cash equivalents	$—	$—	$19,536	$(1,274)	$128	$—	$18,390
Increase in cash and cash equivalents	$—	$—	$166,049	$31,180	$1,414	$—	$198,643
Cash and cash equivalents, beginning of year	—	—	284,231	13,008	1,474	—	298,713
Cash and cash equivalents, end of year	$—	$—	$450,280	$44,188	$2,888	$—	$497,356

Telesat Holdings Inc.

Notes to the 2014 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

34. CONDENSED CONSOLIDATING FINANCIAL INFORMATION  – (continued)

Condensed Consolidating Statements of Cash Flows
For the year ended December 31, 2013

	Telesat Holdings Inc.	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non-guarantor subsidiaries	Adjustments	Consolidated
Cash flows (used in) from operating activities
Net income	$68,093	$—	$68,094	$513	$6,163	$(74,770)	$68,093
Adjustments to reconcile net income to cash flows (used in) from operating activities
Depreciation	—	—	179,442	31,498	211	—	211,151
Amortization	—	—	31,262	1,358	39	—	32,659
Tax expense (recovery)	—	—	72,217	(7,902)	52	—	64,367
Interest expense	—	—	223,424	670	5	—	224,099
Interest income	—	—	(1,194)	(94)	—	—	(1,288)
Unrealized foreign exchange loss (gain)	1	—	190,103	12,791	(8,854)	—	194,041
Gain on changes in fair value of financial instruments	—	—	(80,928)	—	—	—	(80,928)
Share-based compensation	—	—	12,065	1,050	402	—	13,517
(Income) loss from equity investments	(68,094)	—	(8,638)	1,962	—	74,770	—
Impairment reversal on intangible assets	—	—	(17,274)	—	—	—	(17,274)
Gain on other post-employment benefit plan amendment	—	—	—	(9,786)	—	—	(9,786)
Loss on disposal of assets	—	—	1,553	53	119	—	1,725
Loss on financing	—	—	18,487	—	—	—	18,487
Other	—	—	(49,540)	(308)	93	—	(49,755)
Income taxes paid, net of income tax received	—	—	(11,716)	(824)	(29)	—	(12,569)
Interest paid, net of capitalized interest and interest received	—	—	(211,006)	(135)	—	—	(211,141)
Customer prepayments on future satellite services	—	—	31,778	527	—	—	32,305
Repurchase of stock options and exercise of share appreciation rights	—	—	(701)	(495)	—	—	(1,196)
Operating assets and liabilities	(89)	—	33,641	(29,709)	(820)	—	3,023
Net cash (used in) from operating activities	$(89)	$—	$481,069	$1,169	$(2,619)	$—	$479,530
Cash flows (used in) from investing activities
Satellite programs, including capitalized interest	$—	$—	$(32,816)	$(38,362)	$—	$—	$(71,178)
Purchase of other property and equipment	—	—	(6,511)	(2,199)	(62)	—	(8,772)
Purchase of intangible assets	—	—	—	(6)	—	—	(6)
Proceeds from sale of assets	—	—	81	—	1,000	—	1,081
Return of capital from subsidiary	—	—	4,394	—	—	(4,394)	—
Investment in affiliates	—	—	(36,823)	—	—	36,823	—
Net cash (used in) from investing activities	$—	$—	$(71,675)	$(40,567)	$938	$32,429	$(78,875)
Cash flows from (used in) financing activities
Repayment of indebtedness	$—	$—	$(271,448)	$—	$—	$—	$(271,448)
Settlement of derivatives	—	—	(1,219)	—	—	—	(1,219)
Payment of premium on early retirement of indebtedness	—	—	(13,793)	—	—	—	(13,793)
Payment of debt issue costs	—	—	(810)	—	—	—	(810)
Proceeds from exercise of stock options	99	—	—	—	—	—	99
Dividends paid on preferred shares	(10)	—	—	—	—	—	(10)
Satellite performance incentive payments	—	—	(4,756)	(14)	—	—	(4,770)
Return of capital to shareholder	—	—	—	(4,394)	—	4,394	—
Proceeds from issuance of share capital	—	—	—	36,823	—	(36,823)	—
Net cash from (used in) financing activities	$89	$—	$(292,026)	$32,415	$—	$(32,429)	$(291,951)
Effect of changes in exchange rates on cash and cash equivalents	$—	$—	$8,347	$483	$218	$—	$9,048
Increase (decrease) in cash and cash equivalents	$—	$—	$125,715	$(6,500)	$(1,463)	$—	$117,752
Cash and cash equivalents, beginning of year	—	—	158,516	19,508	2,937	—	180,961
Cash and cash equivalents, end of year	$—	$—	$284,231	$13,008	$1,474	$—	$298,713

Telesat Holdings Inc.

Notes to the 2014 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

34. CONDENSED CONSOLIDATING FINANCIAL INFORMATION  – (continued)

Condensed Consolidating Statements of Cash Flows
For the year ended December 31, 2012

	Telesat Holdings Inc.	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non-guarantor subsidiaries	Adjustments	Consolidated
Cash flows (used in) from operating activities
Net income (loss)	$24,359	$—	$26,754	$(25,741)	$(6,477)	$5,464	$24,359
Adjustments to reconcile net income (loss) to cash flows (used in) from operating activities
Depreciation	—	—	160,283	48,106	296	—	208,685
Amortization	—	—	36,168	(268)	65	—	35,965
Tax expense	—	—	34,832	335	177	—	35,344
Interest expense	2,380	—	242,597	444	—	—	245,421
Interest income	—	—	(820)	(269)	(1)	—	(1,090)
Unrealized foreign exchange (gain) loss	—	—	(76,515)	(5,293)	3,381	—	(78,427)
Loss on changes in fair value of financial instruments	—	—	58,984	—	—	—	58,984
Share-based compensation	—	—	868	211	123	—	1,202
Impairment reversal on intangible assets	—	—	(1,194)	—	—	—	(1,194)
(Income) loss from equity investments	(26,754)	—	29,119	3,099	—	(5,464)	—
Loss on disposal of assets	—	—	722	56	—	—	778
Loss on financing	—	—	77,278	—	—	—	77,278
Other	—	—	(51,652)	(10,784)	(210)	—	(62,646)
Income taxes paid, net of income taxes received	—	—	(3,718)	(40)	(6)	—	(3,764)
Interest paid, net of capitalized interest and interest received	(4,030)	—	(234,632)	269	1	—	(238,392)
Customer prepayments on future satellite services	—	—	40,345	—	—	—	40,345
Insurance proceeds	—	—	314	—	—	—	314
Repurchase of stock options and exercise of share appreciation rights	—	—	(32,393)	(2,367)	(506)	—	(35,266)
Operating assets and liabilities	15	—	(16,327)	4,631	3,774	—	(7,907)
Net cash (used in) from operating activities	$(4,030)	$—	$291,013	$12,389	$617	$—	$299,989
Cash flows from (used in) investing activities
Satellite programs, including capitalized interest	$—	$—	$(161,536)	$(1,013)	$—	$—	$(162,549)
Purchase of other property and equipment	—	—	(5,252)	(2,240)	(119)	—	(7,611)
Purchase of intangible assets	—	—	—	(166)	—	—	(166)
Proceeds from sale of assets	—	—	34	38	—	—	72
Return of capital from subsidiaries	802,011	—	7,063	802,011	—	(1,611,085)	—
Net cash from (used in) investing activities	$802,011	$—	$(159,691)	$798,630	$(119)	$(1,611,085)	$(170,254)
Cash flows used in financing activities
Proceeds from indebtedness	$—	$—	$3,306,865	$—	$—	$—	$3,306,865
Proceeds from issue of promissory note	—	—	145,466	—	—	—	145,466
Repayment of indebtedness	—	—	(2,777,507)	—	—	—	(2,777,507)
Settlement of derivatives	—	—	(1,693)	—	—	—	(1,693)
Repayment of senior preferred shares	(141,435)	—	—	—	—	—	(141,435)
Payment of premium on early retirement of indebtedness	—	—	(39,444)	—	—	—	(39,444)
Payment of debt issue costs	—	—	(52,030)	—	—	—	(52,030)
Return of capital to shareholders	(656,546)	—	(802,011)	(809,074)	—	1,611,085	(656,546)
Satellite performance incentive payments	—	—	(4,345)	(237)	—	—	(4,582)
Net cash used in financing activities	$(797,981)	$—	$(224,699)	$(809,311)	$—	$1,611,085	$(220,906)
Effect of changes in exchange rates on cash and cash equivalents	$—	$—	$(4,944)	$(854)	$(32)	$—	$(5,830)
(Decrease) increase in cash and cash equivalents	$—	$—	$(98,321)	$854	$466	$—	$(97,001)
Cash and cash equivalents, beginning of year	—	—	256,837	18,654	2,471	—	277,962
Cash and cash equivalents, end of year	$—	$—	$158,516	$19,508	$2,937	$—	$180,961