Form 20-F
period 2015-12-31
Telesat Holdings Inc.
filed 2016-02-25
CIK 1465191

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).Yes ☐ No ☒

TELESAT HOLDINGS INC.

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

	2011	2012	2013	2014	2015
High	1.0547	1.0410	1.0706	1.1672	1.3959
Low	0.9433	0.9685	0.9832	1.0632	1.1611
Year End	1.0213	0.9921	1.0623	1.1621	1.3839
Average Rate	0.9869	0.9989	1.0351	1.1084	1.2899

The following table sets forth, for each of the last six months, the low and high exchange rates for U.S. dollars expressed in Canadian dollar terms and the exchange rate on the last day of each month based on the closing rate as reported by Bloomberg.

	Last Six Months
	August	September	October	November	December	January
High	1.3336	1.3422	1.3269	1.3371	1.3959	1.4579
Low	1.2977	1.3172	1.2864	1.3060	1.3343	1.3855
End of Month	1.3140	1.3313	1.3080	1.3362	1.3839	1.3976

On February 23, 2016, the closing rate as reported by Bloomberg was USD $1.00 = CAD $1.3793. Unless the context states or requires otherwise, for purposes of United States dollars and Canadian dollar conversions contained in this Annual Report, we have assumed the conversion rate of USD $1.00/CAD $1.3839, which is the closing rate on December 31, 2015 as reported on Bloomberg.

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

These forward-looking statements are based on our current expectations and are subject to a number of risks, uncertainties and assumptions. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. Important factors that could cause actual results to differ materially from those in forward-looking statements include:

•	Our in-orbit satellites may fail to operate as expected due to operational anomalies resulting in lost revenues, increased costs and/or termination of contracts.
•	The actual orbital maneuver lives of our satellites may be shorter than we anticipate, and we may be required to reduce available capacity on our satellites prior to the end of their orbital maneuver lives.
•	Our satellite launches may be delayed, we may suffer launch failures or our satellites may fail to reach their planned orbital locations. Any such issue could result in the loss of a satellite or cause significant delays in the deployment of the satellite which could have a material adverse effect on our results of operations, business prospects and financial condition.
•	Our insurance will not protect us against all satellite-related losses. Further, we may not be able to renew insurance on our existing satellites or obtain insurance on future satellites on acceptable terms or at all and, for certain of our existing satellites, we have elected to forego obtaining insurance.
•	Replacing a satellite upon the end of its service life will require us to make significant expenditures and may require us to obtain shareholder approval.
•	We are subject to significant and intensifying competition within the satellite industry and from other providers of communications capacity. Our failure to compete effectively would result in a loss of revenues and a decline in profitability, which would adversely affect our results of operations, business prospects and financial condition.
•	Fluctuations in available satellite capacity could adversely affect our results.
•	Reductions in government spending could reduce demand for our services.

•	Changes in technology could have a material adverse effect on our results of operations, business prospects and financial condition.
•	We derive a substantial amount of our revenues from only a few of our customers. A loss of, or default by, one or more of these major customers, or a material adverse change in any such customer’s business or financial condition, could materially reduce our future revenues and contracted backlog.
•	Changes in consumer demand for traditional television services and expansion of terrestrial networks have adversely impacted the growth in subscribers to DTH television services in North America which may adversely impact our future revenue.
•	We operate in a highly regulated industry and government regulations may adversely affect our ability to sell our services, or increase the expense of such services or otherwise limit our ability to operate or grow our business.
•	Our operations may be limited or precluded by ITU rules or processes, and we are required to coordinate our operations with those of other satellite operators.
•	If we do not make use of our orbital spectrum rights by specified deadlines, or do not continue to use the orbital spectrum rights we currently use, these rights may become available for other satellite operators to use.
•	Our business is capital intensive, and we may not be able to raise adequate capital to finance our business strategies, or we may be able to do so only on terms that significantly restrict our ability to operate our business.
•	Market conditions may make it difficult to extend the maturity of or refinance our existing indebtedness and any failure to do so could have a material adverse effect on our business.
•	Significant changes in exchange rates could have a material adverse effect on our financial results.
•	Significant changes in exchange rates could materially increase our interest and other payment obligations under our financing arrangements.
•	The soundness of financial institutions and counterparties could adversely affect us.
•	We may experience a failure of ground operations infrastructure or interference with our satellite signals that impairs the commercial performance of, or the services delivered over, our satellites or the satellites of other operators for whom we provide ground services, which could result in a material loss of revenues.
•	Interruption or failure of, or cyber-attacks on, our information technology and communications systems could hurt our ability to operate our business effectively, which could harm our business and operating results.
•	Our dependence on outside contractors could result in delays related to the design, manufacture and launch of our new satellites, which could in turn adversely affect our operating results and prospects.
•	A natural disaster could diminish our ability to provide communications service.
•	Our future reported net income could be adversely affected by impairments of the value of certain intangible assets.
•	We may pursue acquisitions, dispositions and strategic transactions which could result in the incurrence of additional costs, liabilities or expenses in connection with the implementation of such transactions.
•	We could experience the departure of key employees or may be unable to recruit the employees needed for our success.
•	The content of third-party transmissions over our satellites may affect us since we could be subject to sanctions by various governmental entities for the transmission of certain content.

•	Our failure to maintain or obtain authorizations under and comply with the U.S. export control and trade sanctions laws and regulations could have a material adverse effect on our results of operations, business prospects and financial condition.
•	We are subject to risks associated with doing business internationally.
•	Enforcement of civil liabilities against us may be more difficult because we are a Canadian corporation.
•	Our substantial debt may adversely affect our cash flow and prevent us from fulfilling our obligations under our Senior Notes and our other outstanding indebtedness.
•	Despite our current levels of debt, we and our subsidiaries may incur substantially more debt. This may further exacerbate the risks associated with our substantial debt as described herein and prevent us from fulfilling our obligations under our Senior Notes.
•	Our Senior Notes are effectively subordinated to the co-issuers’ and the guarantors’ indebtedness under our Senior Secured Credit Facilities and any other future secured debt to the extent of the value of the assets securing such debt.
•	The agreements governing our debt, including our Senior Notes and our Senior Secured Credit Facilities, contain various covenants that impose restrictions on us that may affect our ability to operate our business and to make payments on our Senior Notes.
•	The limitations imposed by financing agreements on our ability to incur additional debt and to take other actions might significantly impair our ability to obtain other financing. To service our debt and to fund planned capital expenditures, we will require a significant amount of cash, which may not be available to us.
•	We may not be able to generate sufficient cash to service all of our indebtedness, and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.
•	We may be unable to make a change of control offer required by the indenture governing our Senior Notes, which would cause defaults under the Indenture and our Senior Secured Credit Facilities.
•	Holders of our Senior Notes may not be able to determine when a change of control giving rise to their right to have the Senior Notes repurchased has occurred following a sale of “substantially all” of our assets.
•	Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.
•	Because of the Telesat Canada Reorganization and Divestiture Act, a Canadian act uniquely applicable to Telesat Canada (but not the guarantors, our other subsidiaries or Telesat LLC), Telesat Canada may not have access to the usual protections from creditors and other rights available to insolvent persons, and creditors, including holders of our Notes, may not have recourse to the usual rights, remedies and protections under applicable bankruptcy and insolvency laws generally available to creditors of insolvent persons.
•	The guarantees associated with our Senior Notes may not be enforceable because of fraudulent preference or conveyance laws.
•	Because each guarantor’s liability under its guarantees may be reduced to zero, voided or released under certain circumstances, the holders of our Senior Notes may not receive any payments from some or all of the guarantors.
•	The ability to transfer our Senior Notes may be limited by the absence of an active trading market for our Senior Notes.
•	You should not rely on Telesat LLC in evaluating an investment in our Senior Notes.
•	Our significant shareholders may have interests that conflict with the interests of bondholders.

v

We believe these forward-looking statements are reasonable; however, you should not place undue reliance on any forward-looking statements, which are based on current expectations. Furthermore, forward-looking statements speak only as of the date they are made. If any of these risks or uncertainties materialize, or if any of our underlying assumptions are incorrect, our actual results may differ significantly from the results that we express in, or imply by, any of our forward-looking statements. These and other risks are detailed in this Annual Report. We do not undertake any obligation to update or revise these forward-looking statements after the date of this Annual Report to reflect future events or circumstances. We qualify any and all of our forward-looking statements by these cautionary factors.

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

The selected consolidated financial information is comprised of information of Telesat for the period of January 1, 2011 to December 31, 2015 under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The selected consolidated statements of operations data and cash flows data for the years ended December 31, 2013 through December 31, 2015 have been derived from Telesat’s audited consolidated financial statements prepared in accordance with IFRS included elsewhere in this Annual Report. Certain statements of cash flows data for the years ended December 31, 2013 through December 31, 2014 have been restated as described in Note 3 of Telesat’s audited consolidated financial statements included elsewhere in this Annual Report. The selected balance sheet data for the years ended December 31, 2014 and December 31, 2015 have been derived from Telesat’s audited consolidated financial statements prepared in accordance with IFRS included elsewhere in this Annual Report. The selected balance sheet data for the years ended December 31, 2011 through December 2013 and the selected consolidated statements of operations data and cash flows data for the years ended December 31, 2011 through December 31, 2012 have also been derived from Telesat’s audited consolidated financial statements prepared under IFRS, but which are not included in this Annual Report.

Telesat Holdings Inc.

Selected Historical Consolidated Financial Information
(all amounts in millions of Canadian dollars)

	Year Ended December 31,
	2011	2012	2013	2014	2015

Statements of income (loss) data:
Operating revenues
Broadcast	$436.7	$439.4	$471.0	$468.2	$492.6
Enterprise	341.9	380.5	402.4	430.2	434.6
Consulting and other	29.8	25.9	23.5	24.5	27.7
Total operating revenues	808.4	845.8	896.9	922.9	954.9
Operating expenses
Operating expenses	(188.1)	(245.9)	(201.1)	(187.8)	(184.3)
Depreciation	(198.6)	(208.7)	(211.1)	(216.5)	(207.8)
Amortization	(41.0)	(36.0)	(32.6)	(30.8)	(27.9)
Other operating gains (losses), net	114.1	5.9	25.3	(0.3)	—
Operating income	494.8	361.1	477.4	487.5	534.9
Other (expenses) income
Interest expense	(228.8)	(245.4)	(224.1)	(206.9)	(183.3)
Interest and other income	1.6	1.4	11.7	3.0	4.7
Loss on financing	—	(77.3)	(18.5)	—	—
Gain (loss) on changes in fair value of financial instruments	98.6	(59.0)	80.9	48.9	6.0
(Loss) gain on foreign exchange	(78.9)	78.9	(194.9)	(241.1)	(540.5)
Tax expense	(51.5)	(35.3)	(64.4)	(78.2)	(88.7)
Net income (loss)	$235.8	$24.4	$68.1	$13.2	$(266.9)
Statements of cash flows data:
Net cash from operating activities	$423.9	$300.0	$481.1	$412.0	$422.4
Net cash used in investing activities	$(251.2)	$(170.3)	$(78.9)	$(95.2)	$(193.9)
Net cash used in financing activities	$(114.7)	$(220.9)	$(291.9)	$(136.8)	$(80.6)
Balance sheets data (end of year):
Cash and cash equivalents	$278.0	$181.0	$298.7	$497.4	$690.7
Total assets	$5,996.4	$5,806.7	$5,718.3	$5,737.8	$6,004.6
Total debt (including current portion)	$2,834.6	$3,406.9	$3,341.9	$3,545.7	$4,063.2
Total shareholders’ equity	$1,690.2	$1,026.7	$1,122.0	$1,131.2	$918.1
Common shares	$756.4	$340.6	$340.6	$340.6	$340.6
Preferred shares	$541.8	$315.8	$316.1	$316.3	$316.3

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

We anticipate that our satellites will have the end of orbital maneuver life dates described in “Item 4D. Property, plants and equipment — In-Orbit Satellites”. For all but one of our satellites, the expected end-of-orbital maneuver life date goes beyond the manufacturer’s end-of-service life date. A number of factors will affect the actual commercial service lives of our satellites, including:

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

Our current satellite insurance does not protect us against all satellite-related losses that we may experience, and we do not have in-orbit insurance coverage for all of the satellites in our fleet. As of December 31, 2015, the total net book value of our six in-orbit satellites for which we do not have insurance was approximately $56 million. Our insurance does not protect us against business interruption, loss of revenues or delay of revenues. In addition, we do not insure the net book value of performance incentives that may be payable to a satellite’s manufacturer as these are payable only to the extent that the satellite operates in accordance with contracted technical specifications. Our existing launch and in-orbit insurance policies include, and any future policies that we obtain can be expected to include, specified exclusions, deductibles and material change limitations. Typically, these insurance policies exclude coverage for damage or losses arising from acts of war, anti-satellite devices, electromagnetic or radio frequency interference and other similar potential risks for which exclusions are customary in the industry at the time the policy is written. In addition, they typically exclude coverage for satellite health-related problems affecting our satellites that are known at the time the policy is written or renewed. Any claims under existing policies are subject to settlement with the insurers and may, in some instances, be payable to our customers.

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

Subject to the requirements of our Senior Secured Credit Facilities and the indenture governing our Senior Notes, we may elect to reduce or eliminate insurance coverage for certain of our existing satellites, or elect not to obtain insurance policies for our future satellites, especially if exclusions make such policies ineffective, the costs of coverage make such insurance impractical or if self-insurance is deemed more cost effective.

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

We provide point-to-point and point-to-multipoint services for voice, data and video communications and for high-speed internet access. A trend toward consolidation of major Fixed Satellite Services (“FSS”) providers has resulted in the creation of global competitors who are substantially larger than we are in terms of both the number of satellites they have in orbit as well as in terms of their revenues. Due to their larger sizes, these operators are able to take advantage of greater economies of scale, may be more attractive to customers, may (depending on the specific satellite and orbital location in question) have greater flexibility to restore service to their customers in the event of a partial or total satellite failure and may be able to offer expansion capacity for future requirements. We also compete against regional satellite operators who may enjoy competitive advantages in their local markets. As a result of the availability of export credit agency financing for projects that would not otherwise obtain financing from commercial lenders, new entrants, including governments that have traditionally purchased satellite capacity from established satellite operators, are acquiring their own satellites, which increases the amount of available satellite capacity in the marketplace and decreases the demand for our services.

As a condition of our licenses for certain satellites, we are required by the Department of Innovation, Science and Economic Development Canada (“DISED”), formerly Industry Canada, the governmental department overseeing Canadian investment, innovation and economic development, to invest in research and development related to satellite communication activities. See “Item 4B. Business overview — Research and Development”. Our global competitors may not face this additional financial burden.

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

The availability of satellite capacity has fluctuated over time, characterized by periods of undersupply of capacity, followed by periods of substantial new satellite construction which is, in turn, followed by an oversupply of available capacity. Given the number of new satellites launched over the past year and the number presently under construction, many of which contain high throughput payloads, unless we experience a corresponding increase in demand, the next several years may be characterized by an oversupply of capacity. To the extent we were to experience another period of oversupply of capacity, we may be forced to decrease the prices we charge for our services which would adversely affect our results.

Developments that we expect to support the growth in demand for satellite services, such as continued growth in corporate data and internet traffic, the continued proliferation of HDTV and economic growth in Latin America may fail to materialize or may not occur in the manner or to the extent we anticipate.

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

Changes in technology could have a material adverse effect on our results of operations, business prospects and financial condition.

The implementation of new technologies that can provide increased capacity to end users at lower cost may reduce demand for our services. The introduction of first generation high throughput satellites (“HTS”), such as ViaSat-1, Jupiter 1 and the recently launched Intelsat 29e, the first of Intelsat’s “Epic” line of HTS, which are able to transmit substantially more content than pre-existing satellites, may decrease demand and/or prices for traditional satellite capacity. Additional HTS are currently under construction, including second generation HTS that purport to be capable of throughput that substantially exceeds the throughput of first generation HTS. While we own the high throughput Canadian payload on ViaSat-1, and have incorporated high throughput payloads on our Telstar 12 VANTAGE satellite and the Telstar 18 VANTAGE and Telstar 19 VANTAGE satellites currently under construction, the introduction of more, and more capable, HTS by other operators into the markets in which we participate could have a material adverse effect on our results of operations, business prospects and financial condition.

A number of global low earth orbit (“LEO”) satellite projects have recently been announced which, if implemented successfully, could have significant advantages over geostationary satellite systems, in particular for latency sensitive applications. In addition to new satellite technologies, new projects which could compete with traditional satellite services have recently been announced, including for the provision of telecommunications services using balloons or drones.

Improvements in existing technologies could adversely impact the demand for satellite services. For example, improvements in signal compression could allow our customers to transmit the same amount of data using a reduced amount of capacity.

We derive a substantial amount of our revenues from only a few of our customers. A loss of, or default by, one or more of these major customers, or a material adverse change in any such customer’s business or financial condition, could materially reduce our future revenues and contracted backlog.

For the year ended December 31, 2015, our top five customers together accounted for approximately 52% of our revenues. At December 31, 2015, our top five backlog customers together accounted for approximately 81% of our backlog. If any of our major customers choose to not renew their contracts at the expiration of the existing terms or seek to negotiate concessions, particularly on price, it could have a material adverse effect on our results of operations, business prospects and financial condition. Our customers could experience a downturn in their business or find themselves in financial difficulties, which could result in their ceasing or reducing their use of our services (or becoming unable to pay for services they had contracted to buy). In addition, some of our customers’ industries are undergoing significant consolidation, and our customers may be acquired by each other or other companies, including by our competitors. Such acquisitions could adversely affect our ability to sell services to such customers and to any end-users whom they serve. Some customers have in the past defaulted, and our customers may in the future default, on their obligations to us due to bankruptcy, lack of liquidity, operational failure or other reasons. Such defaults could adversely affect our revenue, operating margins and cash flows. If our contracted revenue backlog is reduced due to the financial difficulties of our customers, our revenue, operating margins and cash flows would be further negatively impacted.

Changes in consumer demand for traditional television services and expansion of terrestrial networks have adversely impacted the growth in subscribers to DTH television services in North America which may adversely impact our future revenue.

A substantial amount of our revenue is earned from customers who use our services to provide DTH television services to the public in North America. We believe that DTH has certain cost, quality and efficiency advantages over terrestrial delivery systems, including fiber, for the consumption of linear television programming (i.e. traditional television viewing where the consumer receives a broad array of channels from their provider and views programming which is delivered at a scheduled time via a specified channel either live or at a later time using a recording device such as a personal video recorder (“PVR”)). However, for various reasons, the consumption of traditional linear television programming via DTH has recently been challenged in various regions, including North America.

In many regions of the world, including North America, the terrestrial networks with which we compete continue to expand. Terrestrial networks have advantages over traditional DTH services for the delivery of two-way services, such as on demand video services. Moreover, one of our largest DTH customers also has a substantial fiber terrestrial broadcast distribution network that it is continuing to expand, which has led to certain of their own DTH customers migrating to their terrestrial network. The migration of DTH customers to terrestrial networks, in order to access improved two-way services or for other reasons, could decrease the demand for our services, adversely impacting our future revenue and financial performance.

The growth of “over-the-top” (“OTT”) video distribution (e.g., Netflix) may also have an adverse impact on our business. OTT distribution is a two-way (i.e. non-linear) platform that provides on demand delivery of broadcasting services to consumers through an internet service provider that may not be involved in the control or distribution of the content itself. The growth of OTT distribution may have a negative impact on the demand for the services of some of Telesat’s large DTH customers which could result in lower demand for our satellite capacity.

In Canada, the CRTC has mandated that broadcast distributors, including DTH operators, provide consumers with the option of “skinny basic” or “pick and pay” packages. These packages will allow consumers to choose both the number and the specific channels they wish to receive beyond the entry level service offering as compared to the traditional subscription model which required consumers to sign up and pay for a large basic service and encouraged them to subscribe for up to several hundred channels. If consumers only subscribe to an entry level package or significantly reduce their subscriptions it could reduce the revenue our customers receive for their DTH offerings. In turn, our customers may choose to reduce the number of channels they deliver to consumers which would reduce the amount of satellite capacity they consume, adversely impacting our revenue.

We operate in a highly regulated industry and government regulations may adversely affect our ability to sell our services, or increase the expense of such services or otherwise limit our ability to operate or grow our business.

As an operator of a global satellite system, we are regulated by government authorities in Canada, the United States and other countries in which we operate.

In Canada, our operations are subject to regulation and licensing by DISED pursuant to the Radiocommunication Act (Canada) and by the Canadian Radio-Television and Telecommunications Commission (“CRTC”), under the Telecommunications Act (Canada). DISED has the authority to issue licenses, establish standards, assign Canadian orbital locations, and plan the allocation and use of the radio frequency spectrum, including the radio frequencies upon which our satellites and earth stations depend. The Minister responsible for DISED has broad discretion in exercising this authority to issue licenses, fix and amend conditions of licenses, and to suspend or even revoke them. The CRTC has authority over the allocation (and reallocation) of satellite capacity to particular broadcasting undertakings. Some of our service agreements are subject to CRTC approval. We are required to pay different forms of “universal service” charges in Canada and have certain research and development obligations that do not apply to other satellite operators with which we compete. These rates and obligations could change at any time. In 2015, the CRTC conducted a regulatory proceeding to review the pricing of our C-band FSS services. The results of that proceeding may have an adverse impact on our ability to earn revenue from these services. In the United States, the Federal Communications Commission (“FCC”) regulates the provision of satellite services to, from or within the United States. Certain of our satellites are owned and operated through a U.S. subsidiary and are regulated by the FCC. In addition, to facilitate the provision of FSS satellite services in C-, Ku- and Ka-band frequencies in the United States market, foreign licensed operators can apply to have their satellites placed on the FCC’s Permitted Space Station List. Our Anik Fl, Anik FlR, Anik F2, Anik F3 and Telstar 14R/Estrela do Sul 2 satellites are currently on this list. The export from the United States of satellites and technical information related to satellites, earth station equipment and provision of services to certain countries are subject to State Department, Commerce Department and Treasury Department regulations, in particular the International Traffic in Arms Regulations (“ITAR”), which currently include satellites on the list of items requiring export permits. These ITAR provisions have constrained our access to technical information and have had a negative impact on our international consulting revenues. In addition, we and our satellite manufacturers may not be able to obtain and maintain necessary export authorizations, which could adversely affect our ability to procure new United States-manufactured satellites; control our existing satellites; acquire launch services; obtain insurance and pursue our rights under insurance policies; or conduct our satellite-related operations and consulting activities.

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

The ITU Radio Regulations also establish operating procedures for satellite networks and prescribe detailed coordination, notification and recording procedures. With respect to the frequencies used by commercial satellites, the ITU Radio Regulations set forth a process for protecting earlier-registered satellite systems from interference from later-registered satellite systems. In order to comply with these rules, we must coordinate the operation of our satellites, including any replacement satellite that has performance characteristics that are different from those of the satellite it replaces, with other satellites. This process requires potentially lengthy and costly negotiations with parties who operate or intend to operate satellites that could affect or be affected by our satellites. For example, in the third quarter of 2015 the Russian Satellite Communications Company (“RSCC”) launched a satellite to operate at 14° WL, adjacent to our Telstar 12 at

15° WL. Pursuant to our coordination agreement with RSCC, we were required to cease using certain frequencies on our Telstar 12 satellite as soon as RSCC’s new satellite commenced service, which required us to relocate some of our customers to alternate frequencies and reduced the available capacity on the satellite from which we were able to earn revenue. The coordination agreement with RSCC also limited the frequencies we were able to incorporate into our Telstar 12 VANTAGE satellite that was launched and entered into service in the fourth quarter of 2015, which may adversely affect our ability to attract customers for Telstar 12 VANTAGE.

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

If we do not make use of our orbital spectrum rights by specified deadlines, or do not continue to use the orbital spectrum rights we currently use, these rights may become available for other satellite operators to use.

Our in-orbit satellites do not currently occupy all of the geostationary orbital (“GSO”) locations for which we have obtained regulatory authorizations. In some cases, the Telesat satellite that occupies an orbital location is not designed to use all of the frequency spectrum for which we have been authorized. Similarly, Telesat has been granted regulatory authorizations for certain spectrum in non-geostationary orbits (“NGSO”) that are not yet occupied.

In accordance with the ITU Radio Regulations, governments have rights to use certain GSO orbital locations and NGSO orbits and the associated radio frequencies. Certain of these governments have in turn authorized Telesat to use GSO orbital locations, NGSO orbits, and associated radio frequencies in addition to those used by our current satellites. Under the ITU Radio Regulations, we must bring into use (“BIU”) these orbital locations, orbits, and frequency assignments within a fixed period of time, or the governments in question would lose their international priority rights, and the GSO orbital location or NGSO orbits, and associated frequencies, likely would become available for use by another satellite operator. In addition to ITU requirements, the governments that have authorized us to use these orbital resources have generally conditioned such use on our meeting certain milestones, including making use of the orbital spectrum by a specified time.

If we are unable to place satellites into currently unused GSO orbital locations or NGSO orbits in a manner that satisfies the ITU Radio Regulations and national regulatory requirements, or if the ITU or national regulatory requirements were to change, or if we are unable to maintain satellites or make use of all of the spectrum for which we have been authorized at the GSO orbital locations that we currently use, we may lose our rights to use these orbital resources and they would become available for other satellite operators to use. The loss of one or more of our orbital resources could negatively affect our plans and our ability to implement our business strategy.

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

The availability and cost to us of external financing depend on a number of factors, including our credit rating and financial performance and general market conditions. Our ability to obtain financing generally may be influenced by the supply and demand characteristics of the telecommunications sector in general and of the satellite services sector in particular. Declines in our expected future revenues under contracts with customers and challenging business conditions faced by our customers are among the other factors that may adversely affect our credit and access to the capital markets. Other factors that could impact our credit rating include the amount of debt in our current or future capital structure, activities associated with strategic initiatives, the health of our satellites, the success or failure of our planned launches, our expected future cash flows and the capital expenditures required to execute our business strategy. The overall impact on our financial condition of any transaction that we pursue may be negative or may be negatively perceived by the financial markets and rating agencies and may result in adverse rating agency actions with respect to our credit rating and access to the capital markets. Long-term disruptions in the capital or credit markets as a result of uncertainty or recession, changing or increased regulation or failures of significant financial institutions could adversely affect our access to capital. A credit rating downgrade or deterioration in our financial performance or general market conditions could limit our ability to obtain financing or could result in any such financing being available only at greater cost or on more restrictive terms than might otherwise be available and, in either case, could result in our deferring or reducing capital expenditures including on new or replacement satellites.

In certain circumstances, we are required to obtain the approval of our shareholders to incur additional indebtedness. There can be no assurances that we will receive such approval, if required.

Market conditions may make it difficult to extend the maturity of or refinance our existing indebtedness and any failure to do so could have a material adverse effect on our business.

As of December 31, 2015, we had outstanding Senior Secured Credit Facilities consisting of: a $375 million Term Loan A maturing in March 2017; a $136 million Term Loan B maturing in March 2019; and a USD $1,698 million Term Loan B maturing in March 2019. Together with our $140 million Revolving Credit Facility, the U.S. Term Loan B is subject to a springing maturity which will occur on February 13, 2017 if our Senior Notes are not refinanced by that date. We will need to refinance all or a portion of this indebtedness on or before maturity. Disruptions in the financial markets have occurred in the past and are likely to reoccur again in the future, which could make it more difficult to renew or extend the facilities at current commitment levels, on similar terms or at all. A reduced commitment from the lenders, increased borrowing costs or modification to the financial covenant would result in an increase in our financing costs and/or a decrease in our liquidity, which could adversely affect our growth, our financial condition, our results of operations and our ability to make payments on our debt, including repayments on our Senior Notes when they become due.

Significant changes in exchange rates could have a material adverse effect on our financial results.

Our main foreign currency exposures as at December 31, 2015 lie in our U.S. dollar denominated debt financing, cash and short-term investments. In addition, approximately 51% of our revenues, 42% of our operating expenses, 86% of our interest expense and the majority of our capital expenditures were denominated in U.S. dollars for the year ended December 31, 2015.

As a result of a significant decrease in the value of the Canadian dollar against the U.S. dollar at December 31, 2015 compared to December 31, 2014, we recorded a mainly non-cash foreign exchange loss of approximately $540 million. For the year ended December 31, 2015, a five percent increase (decrease) in the value of the U.S. dollar against the Canadian dollar would have increased (decreased) our indebtedness by $180 million, increased (decreased) our revenues by $24 million and increased (decreased) our operating expenses by $4 million. This analysis assumes that all other variables remain constant.

A portion of our revenues come from contracts which are denominated in Brazilian Reais. Any decrease in the value of the Brazilian Reais against the Canadian dollar would reduce our revenues.

Significant changes in exchange rates could materially increase our interest and other payment obligations under our financing arrangements.

As at December 31, 2015, the Canadian dollar equivalent of our debt denominated in U.S. currency was $3,595 million. This U.S. dollar denominated debt consists of a USD $1,698 million Term Loan B facility and USD $900 million of Senior Notes.

As at December 31, 2014, the Canadian dollar equivalent of our debt denominated in U.S. currency was $3,039 million. The U.S. dollar denominated debt consisted of a USD $1,715 million Term Loan B facility and USD $900 million of Senior Notes. As a result of significant changes in exchange rates in 2015 the Canadian dollar equivalent of our U.S. dollar denominated debt increased by $556 million.

As at December 31, 2015, if the value of the Canadian dollar against the U.S. dollar increased (decreased) by $0.01, our indebtedness would have decreased (increased) by $26 million.

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

For the year ended December 31, 2015, approximately 49% of our revenues were received in currencies other than the U.S. currency, the majority of which were in Canadian currency. The revenues that we receive in U.S. currency may mitigate a portion of our exchange rate risk, but do not fully protect us from that risk. As at December 31, 2015, we had no forward currency contracts or other currency hedges in place.

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

We operate an extensive ground infrastructure including our satellite control centre in Ottawa, our main earth station and back up satellite control facility at Allan Park, nine earth stations throughout Canada, one teleport located in the United States and one in Brazil, and a telemetry, tracking and control (“TT&C”) facility in Perth, Australia. These ground facilities are used for controlling our satellites and/or for the provision of end-to-end services to our customers.

We may experience a partial or total loss of one or more of these facilities due to natural disasters (tornado, flood, hurricane or other such acts of God), fire, acts of war or terrorism or other catastrophic events. A failure at any of these facilities would cause a significant loss of service for our customers. Additionally, we may experience a failure in the necessary equipment at the satellite control centre, at the back-up facility, or in the communication links between these facilities and remote earth station facilities. A failure or operator error affecting tracking, telemetry and control operations might lead to a breakdown in the ability to communicate with one or more satellites or cause the transmission of incorrect instructions to the affected satellite(s), which could lead to a temporary or permanent degradation in satellite performance or to the loss of one or more satellites. Intentional or non-intentional electromagnetic or radio frequency interference could result in a failure of our ability to deliver satellite services to our customers. A failure at any of our facilities or in the communications links between our facilities or interference with our satellite signal could cause our revenues and backlog to decline materially and could adversely affect our ability to market our services and generate future revenues and profit.

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

Any delays in the design, construction or launch of our satellites could have a material adverse effect on our business, financial condition and results of operations. There is a limited number of manufacturers that are able to design and build satellites according to the technical specifications and standards of quality we require, including Airbus Defence and Space, Thales Alenia Space, Boeing, Lockheed Martin, MELCO, Orbital and SS/L. There is also a limited number of suppliers able to launch such satellites, including International Launch Services, Arianespace, Mitsubishi Heavy Industries, SpaceX and Lockheed Martin. Should any of our suppliers’ businesses fail, it would reduce competition and could increase the cost of satellites and launch services. Adverse events with respect to any of our manufacturers or launch suppliers could also result in the delay of the design, construction or launch of our satellites. For example, many of our past launches were provided by International Launch Services, an entity owned by the Russian government. In response to the ongoing situation involving the Russian Federation in the Ukraine, various governments have implemented economic and other sanctions against Russia and its interests. U.S. law requires satellite manufacturers to obtain a license from the U.S. goverment for the exportation of certain prescribed U.S. technologies, if the exportation of the technology is to a Russian counterparty. Virtually all satellites manufactured outside of China contain prescribed U.S. technology. Should the U.S. implement sanctions which would have the effect of blocking the export of satellites containing prescribed U.S. technologies to Russian-controlled launch providers, it would lead to a reduction in launch alternatives and, as a result, could lead to increased launch costs in the future, which could have an adverse impact on our business.

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

The assets listed on our consolidated balance sheets as of December 31, 2015 include goodwill valued at approximately $2,447 million and other intangible assets valued at approximately $811 million. A valuation of goodwill and other intangible assets (such as orbital locations) with indefinite useful lives is undertaken on an annual basis, or whenever events or changes in circumstances indicate that the carrying amount is likely to exceed their recoverable amount. We measure for impairment using a projected discounted cash flow method and confirm the assessment using other valuation methods. If the asset’s carrying value is more than its recoverable amount, the difference is recorded as a reduction in the amount of the asset on the balance sheet and an impairment charge in the statement of (loss) income. Testing for impairment requires significant judgment by management to determine the assumptions used in the impairment analysis. Any changes in the assumptions used could have a material impact on the impairment analysis and result in an impairment charge. We cannot predict whether an event that triggers impairment will occur, when it will occur or how it will affect the reported asset values. If our goodwill or other intangible assets are deemed to be impaired in whole or in part, we could be required to reduce or write-off such assets, which could have a material adverse effect on our financial condition.

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

We have a significant amount of debt. As of December 31, 2015, we had total debt of USD $2,967 million at an exchange rate of USD $1.00/$1.3839, the spot rate in effect as of December 31, 2015, as reported by Bloomberg. Our total debt by currency consists of $511 million and USD $2,598 million.

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

Our Senior Notes, and each guarantee of our Senior Notes, are unsecured and therefore are effectively subordinated to any secured debt that the co-issuers or the guarantors may incur to the extent of the value of the assets securing such debt. In the event of a bankruptcy or similar proceeding involving a co-issuer or guarantor, the assets which serve as collateral for any secured debt will be available to satisfy the obligations under the secured debt before any payments are made on our Senior Notes. At December 31, 2015, we had outstanding secured indebtedness of USD $2,067 million at an exchange rate of USD $1.00/CAD $1.3839 (total secured debt by currency consists of $511 million and USD $1,698 million and $140 million of unused available revolving capacity under our Senior Secured Credit Facilities, not giving effect to outstanding letters of credit). Our Senior Notes are effectively subordinated to any borrowings under our current or future senior credit facilties and our other secured debt to the extent of the value of the assets securing such debt.

The agreements governing our debt, including our Senior Notes and our Senior Secured Credit Facilities, contain various covenants that impose restrictions on us that may affect our ability to operate our business and to make payments on the Notes.

The agreements governing our debt, including our Senior Notes and our Senior Secured Credit Facilities, impose operating and financial restrictions on our activities. These restrictions require us, in the case of our Senior Secured Credit Facilities, to comply with a financial maintenance covenant whereby Telesat is not permitted to exceed a 5.25 to 1.00 senior secured leverage test. Agreements governing our existing debt, and future debt agreements, may also limit or prohibit our ability to, among other things:

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

Our ability to make payments on, or repay or refinance our debt, including our Senior Notes, and to fund planned capital expenditures will depend largely upon our future operating performance. Our future performance, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. In addition, our ability to borrow funds in the future to make payments on our debt will depend on the satisfaction of the covenants in our Senior Secured Credit Facilities and in the indenture governing our Senior Notes and other agreements we may enter into in the future. Specifically, we need to maintain a certain senior secured leverage ratio under our Senior Secured Credit Facilities and failure to comply with this maintenance covenant will result in an event of default. The indenture governing our Senior Notes also contains limitations on our ability to incur additional debt. We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under our Senior Secured Credit Facilities or from other sources in an amount sufficient to enable us to pay our debt, including the Senior Notes, or to fund our other liquidity needs. As of December 31, 2015, we had $140 million of unused available revolving capacity under our senior credit facilities (not giving effect to outstanding letters of credit). In addition, our ability to raise additional capital to refinance our debt or to fund our operations is dependent on capital market conditions.

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

Our ability to make scheduled payments on or refinance our debt obligations depends on our financial condition and operating performance, which are subject to prevailing economic, industry and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond our control (as well as and including those factors discussed under “Risks related to our business” above). We may be unable to maintain a level of cash flow from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness, including the Senior Notes.

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

Borrowings under our Senior Secured Credit Facilities are at variable rates of interest and expose us to interest rate risk. Assuming all revolving loans are fully drawn, each quarter point change in interest rates would result in a $5 million change in annual interest expense on indebtedness under our Senior Secured Credit Facilities. We have entered into, and in the future we may enter into, interest rate swaps that involve the exchange of floating for fixed rate interest payments in order to reduce interest rate volatility. However, we may not maintain interest rate swaps with respect to all or any of our variable rate indebtedness, and any swaps we enter into may not fully mitigate our interest rate risk, may prove disadvantageous or may create additional risks, including risks discussed in “Risks related to our business” above.

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

In reaching the foregoing conclusions we have relied upon our analyses of internal cash flow projections and estimated values of the assets and liabilities of the guarantors. In addition, we have relied on a limitation to be contained in the guarantors’ guarantees that limits each guarantee as necessary to prevent it from constituting a fraudulent conveyance under applicable law. However, a court passing on these questions might not reach the same conclusions. See also “Risks related to our indebtedness and our Senior Notes — Because of the Telesat Canada Reorganization and Divestiture Act, a Canadian act uniquely applicable to Telesat Canada (but not the guarantors, other subsidiaries or Telesat LLC), Telesat Canada may not have access to the usual protections from creditors and other rights available to insolvent persons, and creditors, including holders of our Senior Notes, may not have recourse to the usual rights, remedies and protections under applicable bankruptcy and insolvency laws generally available to creditors of insolvent persons.”

Because each guarantor’s liability under its guarantees may be reduced to zero, voided or released under certain circumstances, the holders of our Senior Notes may not receive any payments from some or all of the guarantors.

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

Loral owns 62.8% of the economic interest of Telesat Holdings, and PSP Investments owns 35.8%. We are controlled by our board of directors comprised of ten members, three nominated by Loral, three nominated by PSP Investments and four independent directors selected by a nominating committee comprised of one PSP Investments nominee, one Loral nominee and one of the independent directors then in office. Loral and PSP Investments together can effectively control any vote. Additionally, Loral has veto rights with respect to certain decisions pertaining to Telesat Holdings that require shareholder approval. Circumstances may occur in which the interests of these shareholders could be in conflict with the interests of the holders of our Senior Notes. In addition, these shareholders may have an interest in pursuing acquisitions, divestitures, additional financing activities or other transactions that, in their judgment, could enhance their equity investment, even though such transactions might involve risks to the holders of our Senior Notes if the transactions resulted in our acquiring more debt or significantly changed the nature of our business operations or strategy. In addition, if we encounter financial difficulties, or we are unable to pay our debts as they mature, the interests of our shareholders might conflict with those of the holders of our Senior Notes. In that situation, for example, the holders of our Senior Notes might want us to raise additional equity from existing shareholders or other investors to reduce our leverage and pay our debts, while existing shareholders might not want to increase their investment in us or have their ownership diluted and may instead choose to take other actions, such as selling our assets.

Various funds affiliated with MHR Fund Management (“MHR”) held, as of December 31, 2015, approximately 38.0% of Loral’s outstanding voting common stock and 57.1% of Loral’s total outstanding voting and non-voting common stock. Mark H. Rachesky, M.D., chairman of our board of directors and non-executive chairman of the board of directors of Loral, is the co-founder and president of MHR.

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

Currently, Loral indirectly holds shares in Telesat Holdings effectively representing 62.8% of the economic interests and 32.7% of the voting power of Telesat Holdings and PSP Investments indirectly holds shares effectively representing 35.8% of the economic interests, 67.3% of the voting power, other than in respect of the election of directors, and together with two other Canadian investors, 67.3% of the voting power for the election of directors, of Telesat Holdings. Certain current and former Telesat employees hold shares representing 1.4% of the economic interests of Telesat Holdings. Telesat Holdings owns all of the issued and outstanding shares of Telesat Interco, and Telesat Interco owns all of the issued and outstanding shares of Telesat Canada.

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

Our North American Broadcast and Enterprise Services customer service contracts are typically multi-year in duration and, in the past, we have successfully contracted all or a significant portion of a satellite’s capacity prior to commencing construction. As a result, we had approximately $4.8 billion in contracted revenue backlog as of December 31, 2015. See “Business overview — Sales and Marketing — Revenue Backlog” for additional information.

The North American focused part of our satellite fleet is comprised of Anik F1R, Anik F2, Anik F3, Nimiq 1, Nimiq 2, Nimiq 4, Nimiq 5, Nimiq 6, certain beams on Anik G1, and the Canadian payload on ViaSat-1. The international focused part of our satellite fleet is comprised of Anik F1, Telstar 11N, Telstar 12 VANTAGE, Telstar 14R/Estrela do Sul 2, Telstar 18 and certain beams on Anik G1. Our Telstar 12 VANTAGE satellite, which was launched in late 2015, is now operational and will replace our Telstar 12 satellite which will be redeployed in 2016. The Telstar 18 VANTAGE satellite is now under construction and will replace our Telstar 18 satellite and expand upon the services we are able to provide from the 138° EL orbital location. The Telstar 19 VANTAGE satellite is also under construction and will be collocated with Telstar 14R/Estrela do Sul 2 and will expand upon the services we are able to provide from our 63° WL orbital location. We also manage the operation of additional satellites for third parties.

We believe our global satellite fleet, access to our desirable orbital locations and strong relationships with our customers underpin our established, predictable core business, and provide us with the opportunity to capitalize on the growth drivers in the satellite industry and the markets we serve.

Industry Overview and Trends

We compete in the market for the provision of voice, data, video and internet connectivity services worldwide. Services of this type are provided using various technologies, including satellite networks. We currently operate in the FSS sector of the satellite industry. Operators in the FSS sector provide communications links between fixed points on the earth’s surface, referred to as point-to-point services, and from one point to multiple points, referred to as point-to-multipoint services. Increasingly, the FSS sector is also providing services to mobile platforms, such as ships and airplanes. Over the last several decades, deregulation and privatization have significantly reshaped the FSS sector. In addition, the sector has undergone consolidation, with regional and national operators being acquired by larger companies or seeking to partner with other providers. In addition, there have been many new, smaller entrants including many governmental operators launching national satellite programs.

Satellite Systems

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

Demand

Demand for satellite services is primarily driven by: economic growth, both generally and within a particular geographic area; growth in product or service markets; growth in demand for bandwidth-intensive applications; and improved regulatory access to new and existing markets.

Key factors expected to drive FSS growth in the coming decade are as follows:

•	Video Services — FSS operators are experiencing increased demand for satellite capacity for both video distribution and contribution. This includes a growing number of HDTV channels, which require two-to-three times more bandwidth than standard definition channels. New forms of content and enhanced services such as Ultra HD (4K) are also expected to drive demand for capacity.
•	Consumer Broadband — As demand for high speed internet services continues to grow, many regions in the developed and underdeveloped world continue to lack any terrestrial communications network infrastructure. Today’s satellites offer a solution to address this increasing demand as the capabilities of high-throughput satellites allow broadband speeds significantly higher than earlier generation satellites and comparable to many terrestrial alternatives.
•	Military Satellite Communications (“Milsatcom”) — The U.S. Government is the single largest user of commercial satcom and most of this use relates to U.S. Department of Defense (DoD) operations. FSS demand from the U.S. military and defense agencies around the world has been adversely affected in recent years by reduced spending, troop withdrawals and gains in network efficiencies that support higher data rates over the same amount of bandwidth. However, Milsatcom demand is expected to increase over time. Commercial FSS supports secure communications, surveillance, reconnaissance, mobile communications, including support for Unmanned Aerial Vehicles (UAVs), logistics, troop welfare and a host of other services.
•	Government Digital Inclusion — Digital inclusion projects — government supported initiatives to bring broadband services to rural and remote communities and those with limited terrestrial infrastructure — are an important and growing application in both developed and developing nations.
•	Resource Sector — FSS demand in the resource sector has largely been driven by oil and gas exploration, and the level of such exploration has largely been driven by global economic growth. Increased oil supply and reduced economic growth in many countries have led to decreased prices and a slowdown in exploration and production in many parts of the world. As a result, a number of energy projects are being scaled back or put on hold, which has adversely affected current demand for satellite capacity used by the networks that support these activities. However, service providers to the oil and gas and resource industries expect that the outlook for increasing levels of exploration and extraction is favorable in the long-term.
•	Cellular Backhaul — Mobile subscribers have been growing rapidly around the world and particularly across Latin America, Africa, the Middle East and Asia. This has resulted in mobile operators in developing regions contracting for FSS capacity to support backhaul services. Cellular backhaul services utilize VSATs that can be deployed quickly, helping mobile operators gain market share and extended reach while avoiding large capital outlays for infrastructure. Future growth in satellite services is anticipated as mobile subscribers in satellite dependant regions move to smart phones and use more data intensive applications, including video streaming.
•	Transportation (Maritime and Aeronautical Services) — As broadband connectivity becomes more central to businesses and individuals, the need to stay connected has spread to locations that cannot readily access terrestrial networks. Commercial maritime vessels including cruise ships, cargo carriers, container vessels and oil tankers are making greater use of full-time broadband to provide broadband services to passengers, improve operations and support crew morale. Aeronautical broadband for in-flight passenger communications is also growing and has become a significant driver of demand as airlines around the world continue to implement in-flight Wi-Fi in passenger cabins.
•	Internet of Things — A vast number of physical objects — factories, appliances, machinery, electric grids and other infrastructure — now have the capability to monitor their environment, report status, receive instructions, and take action based on information they receive. This is all part of the Internet of Things (“IoT”) that already has billions of devices in use and which is expected to grow to over 20 billion connected units by 2020. Reliable communications are essential for IoT to work and, while most IoT connections will likely be by terrestrial wireless, the growth in the number of connected devices is expected to drive increased demand for satellite services.
•	Corporate Networks in the Developing World — As economic growth accelerates in developing parts of the world with poor terrestrial infrastructure, corporate enterprises expanding their activities in these regions drive demand for increased satellite capacity.

Supply

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

Conversely, HTS capacity is becoming increasingly available. HTS rely on multiple spot beams and frequency reuse to deliver greatly increased throughput versus traditional satellites for the same amount of allocated frequency. New entrants, many with the support of export credit agency financing, are bringing additional capacity to the market. In addition, new technologies, such as second generation HTS, LEO constellations and alternate non-terrestrial services using drones or balloons, may significantly increase the supply of services that will compete with traditional satellite services.

Competitive Strengths

Our business is characterized by the following key competitive strengths:

Leading Global FSS Operator

We are the fourth largest FSS operator in the world and the largest in Canada, with a strong and stable business. We have a leading position as a provider of satellite services in the North American video distribution market. We provide services to both of the major DTH providers in Canada, Bell TV and Shaw Direct, which together have approximately 2.4 million subscribers, as well as to EchoStar (DISH Network) in the United States, which has approximately 13.9 million subscribers. Our international satellites are well positioned to serve a number of growing markets and serve a range of important customers in those markets. Telstar 11N provides service to American, European and African regions and aeronautical and maritime markets of the Atlantic Ocean Region. Our recently launched Telstar 12 VANTAGE satellite provides a high level of flexibility with coverage of Europe, the Americas, the Middle East and Africa, as well as the Caribbean, North Sea, Mediterranean and South Atlantic regions. Telstar 14R/Estrela do Sul 2 offers high powered coverage of the Americas, the Gulf of Mexico, the Caribbean and the North Atlantic Ocean Region (“NAOR”). Telstar 18 delivers video distribution and contribution throughout Asia and offers connectivity to the U.S. mainland via Hawaiian teleport facilities. Our current enterprise services customers include leading telecommunications service providers as well as a range of network service providers and integrators, who provide services to enterprises, governments and international agencies and multiple ISPs.

Blue Chip Customer Base

We offer our broad suite of satellite services to more than 400 customers worldwide, which include some of the world’s leading television broadcasters, cable programmers, DTH service providers, ISPs, telecommunications carriers, corporations and government agencies. Over 45 years of operation, we have established long-term, collaborative relationships with our customers and have developed a reputation for creating innovative solutions and providing services essential for our customers to reach their end users. Our customers represent some of the strongest and most financially stable companies in their respective industries. These customers have historically committed to long-term contracts for our services, which enhances the predictability of our future revenues and cash flows and supports our future growth. Our customers include:

Broadcast:	North American DTH providers Bell TV, Shaw Direct, EchoStar (DISH Network), and leading telecommunications and media firms such as AMC Networks International, Bell Media, Canadian Broadcasting Corporation, HBO and NBC Universal.
Enterprise:	Bell Canada, BT, Embratel, Harris CapRock Communications, Lockheed Martin, Northern Space Link Ltd., Northwestel, Panasonic, Suncor and Xplornet Communications.
Consulting:	EchoStar, MacDonald, Dettwiler and Associates, Mitsubishi Electric Corporation and ViaSat/WildBlue.

Large Contracted Backlog and Young Satellite Fleet Underpin Anticipated Growth and High Revenue Visibility

Historically, we have been able to generate strong cash flows from our operating activities due to the high operating margins in the satellite industry and our disciplined control of expenses. The stability of our cash flows is underpinned by our large revenue backlog. As of December 31, 2015, we had contracted backlog for future services of approximately $4.8 billion, which represents a multiple of approximately five times revenue for the year ended December 31, 2015. Of the approximately $4.8 billion backlog, we anticipate that approximately 15% will be recognized as revenue in 2016 and the balance to be recognized in 2017 and thereafter. We have been able to generate significant backlog by entering into long-term contracts with our customers, in some cases for all or substantially all of a satellite’s orbital maneuver life. In addition to this backlog, we have historically experienced a high proportion of contract renewals. Together these two factors have produced ongoing, stable cash flows.

Many of our satellites are relatively new and will not need to be replaced for a significant period of time, which defers replacement capital expenditures.

Portfolio of Orbital Real Estate

Telesat’s satellites occupy highly attractive orbital locations that provide the company with a leading position in many of the markets in which it operates due to the scarcity of available satellite spectrum and the strong neighborhoods Telesat has developed at these locations. Access to these orbital locations, coupled with the high capital intensity of the satellite industry, creates high barriers to entry in those markets. Telesat is licensed by the Department of Innovation, Science and Economic Development Canada (“DISED”), formerly Industry Canada, to occupy a number of key orbital positions that are well-suited to serve the Americas and maintain its leading position in North America. The company’s international satellites also occupy highly desirable orbital locations that enable broad pan-regional service with interconnectivity between regions, making them attractive for both intra- and inter-regional services. Telesat has rights to additional spectrum, including Ka-band and RDBS band at certain existing orbital locations as well as a global low earth orbit constellation in Ka-band.

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

Moreover, as the operator of a fleet of 15 satellites plus multiple other satellites for third parties, Telesat has attained meaningful scale to allow it to leverage its relatively fixed cost base to achieve substantial operating margins.

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

Telstar 12 VANTAGE, a powerful, multi-mission satellite that was launched successfully in November 2015 and which became operational on December 15, 2015 will replace and expand on the services we provide on our Telstar 12 satellite at 15° WL. This new state-of-the-art satellite utilizes high throughput capabilities that offer superior performance to meet the growing needs of broadcast, government and enterprise users, including demand for aeronautical and maritime services. The satellite offers a high level of flexibility with coverage of Europe, the Americas, the Middle East and Africa, as well as the Caribbean, North Sea, Mediterranean and South Atlantic regions.

Telstar 18 VANTAGE, a powerful, state-of-the-art, multi-mission satellite currently under construction will replace Telstar 18 at 138° EL. This new satellite will bring replacement and expansion capacity to this orbital location utilizing high throughput and broad beam capacity. The satellite will offer a high degree of flexibility with coverage of China, Mongolia, Indochina, Indonesia, Australia, New Zealand and the Pacific Ocean.

Telstar 19 VANTAGE, a powerful, multi-mission, high throughput satellite currently under construction will bring additional capacity to the 63° WL orbital location where we operate our Telstar 14R/Estrela do Sul 2 satellite. The satellite will offer a high degree of flexibility with coverage of Brazil, the Andean Region, the Caribbean, the North Atlantic Ocean and Northern Canada.

Increase Cash Flow and Maintain Strong Liquidity Profile

The satellite industry is characterized by a relatively fixed cost base that allows significant revenue growth with relatively minimal increases in operating costs, particularly for sales of satellite capacity. Thus, we anticipate that over time we can increase our revenues without proportional increases in our operating expenses, allowing us to expand our margins. We expect to continually review all aspects of our business to contain operating costs and to maintain and potentially improve our operating efficiency. To further enhance our liquidity, we have a $140 million Revolving Credit Facility that can be used for general corporate purposes including working capital and capital expenditures of which no amount was outstanding at December 31, 2015.

Our Services

We earn the majority of our revenues by providing satellite-based services to customers, who use these services for their own communications requirements or to provide services to customers further down the distribution chain for video and data services. We also earn revenue by providing ground-based transmit and receive services, selling equipment, installing, managing and maintaining satellite networks, and providing consulting services in the field of satellite communications. In this document, we categorize our revenues into: Broadcast, Enterprise and Consulting and other.

For the year ended December 31, 2015, we derived revenues from the following services:

Broadcast	52%
Enterprise	45%
Consulting and other	3%

Broadcast:  Our broadcast services business provided approximately 52% of our revenues for the year ended December 31, 2015. These services include:

•	DTH. Both Canadian DTH service providers (Bell TV and Shaw Direct) use our satellites as a distribution platform for their services, delivering television programming, audio and information channels directly to customers’ homes. In addition, our satellites are used by EchoStar/DISH Network for DTH services in the United States.
•	Video Distribution and Contribution. Major broadcasters, cable networks and DTH service providers use our satellites for the full-time transmission of television programming. Additionally, we provide certain broadcasters and DTH service providers bundled, value-added services that include satellite capacity, digital encoding of video channels, authorization services and uplinking and downlinking services to and from our satellites and earth station facilities.
•	Occasional Use Services. Occasional use services consist of satellite transmission services for the timely broadcast of video news, sports and live event coverage on a short-term basis enabling broadcasters to conduct on-the-scene transmissions using small, portable antennas.

Enterprise:  Our enterprise services provided approximately 45% of our revenues for the year ended December 31, 2015. These services include:

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

Consumer Broadband Services:  We provide Ka-band satellite capacity to Xplornet Communications Inc. and other resellers in Canada who use it to provide two-way broadband internet services in Canada. We also provide Ka-band satellite capacity to ViaSat/WildBlue who use it to provide similar services in the United States.

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

Consulting and other:  Our consulting and other category provided approximately 3% of our revenues for the year ended December 31, 2015. Our consulting operations allow us to realize operating efficiencies by leveraging our existing employees and the facility base dedicated to our core satellite communication business. With over forty-five years of engineering and technical experience, we are a leading consultant in establishing, operating and upgrading satellite systems worldwide, having provided services to businesses and governments in over 42 countries across six continents. In 2015, our international consulting business provided satellite-related services in approximately 15 countries.

We also benefit from revenue diversity in terms of the geographic location of our customers. For the year ended December 31, 2015, we derived revenues, based on the billing address of the customer, in the following geographic regions:

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

Revenue Backlog

Contracted revenue backlog represents our expected future revenue from existing service contracts (without discounting for present value), including any deferred revenue that we will recognize in the future in respect of cash already received. The significant majority of our contracted revenue backlog is generated from service or other agreements for satellite capacity. We do not include revenue beyond the stated expiration date of a contract regardless of the potential for a renewal. As of December 31, 2015, our contracted backlog, was approximately $4.8 billion. This amount includes approximately $323 million of customer prepayments that Telesat has already received.

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

Patents and Proprietary Rights

As of December 31, 2015, Telesat had seven patents all in the United States. These patents expire between 2018 and 2027. Telesat also has several pending domestic and international patent applications.

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

Fixed Satellite Operators

Other global satellite operators are Intelsat S.A. (“Intelsat”), SES S.A. (“SES”), Eutelsat S.A. (“Eutelsat”), Inmarsat and O3b. We also compete with a number of nationally or regionally focused FSS operators around the world.

Intelsat, SES and Eutelsat are each substantially larger than we are in terms of both the number of satellites they have in-orbit as well as their revenues. We believe that Intelsat and its subsidiaries and SES and its subsidiaries each have global fleets of over fifty satellites, and that Eutelsat and its subsidiaries have a fleet of almost forty satellites. Due to their larger sizes, these operators may be able to take advantage of greater economies of scale, may be more attractive to customers, and may (depending on the specific satellite and orbital location in question) have greater flexibility to restore service to their customers in the event of a partial or total satellite failure. In addition, their larger sizes may enable them to devote more resources, both human and financial, to sales, operations, product development, and strategic alliances and acquisitions.

Regional and domestic providers: We also compete against regional FSS operators, including:

•	in North America: Ciel, ViaSat/Wildblue, HNS/EchoStar and Hispasat;
•	in Europe, Middle East, Africa: Arabsat, Nilesat, Hellas-Sat, RSCC, Yahsat, Turksat and Spacecom;
•	in Asia: AsiaSat, Measat, Thaicom, APT, PT Telkom, Optus and Asia Broadcast Satellite; and
•	in Latin America: Star One, Arsat and Hispamar.

A number of other countries have domestic satellite systems that we compete against in those markets.

The Canadian Government opened Canadian satellite markets to foreign satellite operators as part of its 1998 World Trade Organization commitments to liberalize trade in basic telecommunications services. As of January 2016, approximately 93 non-Canadian FSS satellites are listed as having been approved for use in Canada. Three of these are Telesat satellites licensed by other administrations and one is a satellite on which Telesat owns the Canadian-coverage capacity. The growth in satellite service providers using or planning to use Ka-band, including Avanti Communications, O3b, ViaSat/Wildblue, Eutelsat, HNS/EchoStar, Inmarsat, SES, Yahsat and others, will result in increased competition.

In addition, the FSS and the Mobile Satellite Services (“MSS”) sectors which have historically served distinct customer requirements, are converging. As a result, we face competition from MSS operators that include Inmarsat which recently began offering a high throughput Ka-band service using a global constellation of three geostationary satellites.

In 2015 three global LEO satellite systems were announced and are now in various stages of development.

Many of the new and replacement satellites expected to be deployed in the near term will be high throughput satellites or will include high throughput payloads. This includes Intelsat’s “Epic” satellites, the first of which was launched in the first quarter of 2016. In addition, second generation HTS systems now in development purport to be capable of throughput that substantially exceeds the throughput of first generation HTS. This may result in a significant increase in satellite capacity which may further increase competition.

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

The Telecommunications Act

Telesat Canada is a Canadian carrier under the Telecommunications Act (Canada), or the Telecom Act. The Telecom Act authorizes the Canadian Radio-Television and Telecommunications Commission (“CRTC”) to regulate various aspects of the provision of telecommunications services by us and other telecommunications service providers. Under the current regulatory regime, we have pricing flexibility subject to a price ceiling on certain full period FSS services offered in Canada under minimum five-year arrangements, and otherwise we are not required to file tariffs for approvals. DBS services offered within Canada are also subject to CRTC regulation, but have been treated as distinct from FSS services and facilities. We require CRTC approval of customer agreements relating to the sale of DBS capacity in Canada, including the rates, terms and conditions of service set out therein. Section 28(2) of the Telecom Act provides that the CRTC may allocate satellite capacity to particular broadcasting undertakings if it is satisfied that the allocation will further the implementation of the broadcasting policy for Canada. The exercise by the CRTC of its rights under section 28(2) of the Telecommunications Act could affect our relationship with existing customers, which could have a material adverse effect on our results of operations, business prospects and financial condition. In 2015, the CRTC conducted a regulatory proceeding to review Telesat’s pricing for C-band FSS services. A decision by the CRTC is pending.

Radiocommunication Act

Our operations are also subject to regulation and licensing by DISED pursuant to the Radiocommunication Act (Canada). DISED has the authority to issue licenses, establish standards, assign Canadian orbital locations, and plan the allocation and use of the radio frequency spectrum, including the radio frequencies upon which our satellites and earth stations depend. The Minister responsible for DISED has broad discretion in exercising this authority to issue licenses, fix and amend conditions of licenses, and to suspend or even revoke them. Our licenses to operate the Anik and Nimiq satellites require us to comply with research and development and other industrial and public benefit commitments, to pay annual radio authorization fees, and to provide all-Canada satellite coverage.

DISED traditionally licensed satellite radio spectrum using a competitive licensing process. In 2012, DISED conducted a public consultation on the licensing framework for FSS and BSS in Canada. As a result of the consultation, changes in policy were announced in November 2013. Effective January 6, 2014, all FSS and BSS licences are awarded to qualified applicants on a first-come, first-served basis, and spectrum licences have replaced radio licences. The term of spectrum licences is 20 years, with a high expectation of renewal. DISED may, however, issue licences with a shorter term. DISED is also reviewing the license fees it will charge spectrum license holders and in December 2014 published a Gazette Notice seeking public comments on its fee proposal. Telesat, other satellite operators, and satellite associations supported the DISED proposal. DISED is proceeding with the changes, subject to Ministerial approval, that will come into effect in the 2016 fiscal year.

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

Contribution Collection Mechanism

Since November 2000, pursuant to the CRTC’s Decision CRTC 2000-745, virtually all telecommunications service providers are required to pay contribution charges based on their Canadian telecommunications service revenues, minus certain deductions (e.g., retail internet and paging revenues, terminal equipment sales and inter-carrier payments). The contribution rate varies from year to year. It was initially set at 4.5% of eligible revenues but was significantly reduced in subsequent years. The rate for 2015 was 0.55%. An interim rate of 0.56% has been established by CRTC for 2016.

United States Regulatory Environment

The FCC regulates the provision of satellite services to, from, or within the United States.

We have chosen to operate our U.S.-authorized satellites, Telstar 11N, Telstar 12 and Telstar 12 VANTAGE, on a non-common carrier basis. Consequently, they are not subject to rate regulation or other common carrier regulations enacted under the Communications Act of 1934. We pay FCC filing fees in connection with our space station and earth station applications and annual fees to defray the FCC’s regulatory expenses. Annual and quarterly status reports must be filed with the FCC for interstate/international telecommunications and contribution charges to the FCC’s Universal Service Fund (“USF”) based on eligible United States telecom revenues are paid on a quarterly and annual basis. The USF contribution rate is adjusted quarterly and is currently set at 18.2% for the first quarter of 2016. At the present time, the FCC does not assess USF contributions with respect to bare transponder capacity (i.e., agreements for space segment only). Telesat’s United States telecom revenues that are USF eligible are currently small, and our USF payments are not material.

Telesat also owns and operates the portion of the ViaSat-1 satellite (115° WL) payload that is capable of providing service within Canada. The ViaSat-1 satellite is licensed by the U.S.

The FCC currently grants satellite authorizations on a first-come, first-served basis to applicants who demonstrate that they are legally, technically and financially qualified, and that the public interest will be served by the grant. Under licensing rules, a bond must be posted for up to USD $3 million when an FSS geostationary satellite authorization is granted. Some or the entire amount of the bond may be forfeited if there is failure to meet any of the milestones for satellite contracting, design, construction, launch and commencement of operations. According to current licensing rules, the FCC will issue new satellite licenses for an initial 15 year term and will provide a licensee with an “expectancy” that a subsequent license will be granted for the replacement of an authorized satellite using the same frequencies. At the end of the 15 year term, a satellite that has not been replaced, or that has been relocated to another orbital location following its replacement, may be allowed to continue operations for a limited period of time subject to certain restrictions.

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

In 1999, the United States State Department published amendments to the International Traffic in Arms Regulations (“ITAR”) which included satellites on the list of items requiring export licenses. Effective November 2014, further amendments to the ITAR transferred jurisdiction of certain satellites and related technology to the Export Administration Regulations administered by the Commerce Department, which also impose license requirements in specified circumstances. The ITAR provisions may limit our access to certain technical information and have had a negative impact on our international consulting revenues.

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

Brazil Regulatory Environment

The Brazilian national telecommunications agency, ANATEL, has authorized us, through our subsidiary, Telesat Brasil Capacidade de Satélites Ltda. (“TBCS”), to operate a Ku-band FSS satellite at the 63° WL orbital location. In December 2008, TBCS entered into a new 15 year Concession Agreement with ANATEL which obligates TBCS to operate the satellite in accordance with Brazilian telecommunications law and contains provisions to enable ANATEL to levy fines for failure to perform according to the Concession Agreement terms.

In May 2015, TBCS was the successful bidder in an ANATEL auction for Ka-Band and Planned Ku-band frequency rights at the 63° WL orbital location. The associated 15 year Concession Agreements are expected to be signed in the first quarter of 2016.

Tonga Regulatory Environment

We own Telstar 18, which currently operates at the 138° EL orbital location under an agreement with APT. Telstar 18 VANTAGE will replace Telstar 18 at the same orbital location, also under an agreement with APT. APT has been granted the right to use the 138° EL orbital location by The Kingdom of Tonga. APT is the direct interface with the Tonga regulatory bodies. Because we have gained access to this orbital location through APT, there is greater uncertainty with respect to our ability to maintain access to this orbital location and the frequencies.

United Kingdom Regulatory Environment

We own and operate the portion of the ViaSat-1 satellite (115° WL) payload that is capable of providing service within Canada. ViaSat-1 operates in accordance with a license granted by the FCC in the United States. However, by virtue of an intergovernmental arrangement between the United States and the United Kingdom, ViaSat-1 operates in accordance with ITU networks filed by the United Kingdom regulatory agency, OFCOM, on behalf of the Isle of Man. The Isle of Man is a British Crown Dependency and Isle of Man satellite orbital filings are filed with the ITU-BR by OFCOM. ManSat Ltd. has been granted exclusive rights by the Isle of Man Government to manage all aspects of Isle of Man satellite orbital filings. Both Telesat and ViaSat have a commercial relationship with ManSat. ViaSat and Telesat have agreed to cooperate in their dealings with ManSat with respect to the ViaSat-1 satellite for OFCOM and ITU purposes. The Ka-band and portions of the Ku-band frequencies on Telstar 12 VANTAGE, and portions of the Ka-band frequencies on Telstar 18 VANTAGE, are also filed with the ITU by ManSat on behalf of Telesat.

Landing Rights and Other Regulatory Requirements

In addition to regulatory requirements governing the use of orbital locations, many countries regulate transmission signals to, and for uplink signals from, their territory. Telesat has landing rights in major market countries worldwide. In many jurisdictions, landing rights are granted on a per satellite basis and applications must be made to secure landing rights on replacement satellites.

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
35.8% economic interest 67.3% voting
1.4% economic interest 0% voting
Telesat Holdings Inc. (Guarantor)
Telesat Interco Inc. (Guarantor)
Telesat Canada (Borrower/Issuer)
Telesat LLC(2) (Co-Issuer)
Canadian Subsidiaries (Guarantors)
Other Subsidiaries (Guarantors)
Other Subsidiaries (Non-Guarantors)

(1)	PSP Investments holds 29.4% of the shares eligible to vote for directors; the remaining 37.9% of shares eligible to vote for directors is held by two independent individuals.
(2)	Telesat LLC, a Delaware limited liability company, is a wholly-owned subsidiary of Telesat Canada and exists primarily for the purpose of serving as a co-issuer of Telesat Canada’s Senior Notes due May 15, 2017 and co-borrower under our Senior Secured Credit Facilities.

D. Property, plants and equipment.

In-Orbit Satellites

Our North American focused fleet is comprised of eight satellites (Anik F1R, Anik F2, Anik F3, Nimiq 1, Nimiq 2, Nimiq 4, Nimiq 5 and Nimiq 6), plus the Canadian beams on ViaSat-1. Our international fleet is comprised of six satellites (Anik F1, Telstar 11N, Telstar 12, Telstar 12 VANTAGE, Telstar 14R/Estrela do Sul 2 and Telstar 18). Our Anik G1 satellite provides service for both North and South America.

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

The table below summarizes selected data relating to our owned in-orbit satellite capacity as of December 31, 2015:

	Orbital Location Regions Covered	Launch Date	Manufacturer’s End-of-Service Life	End-of-Orbital Maneuver Life(1)	Frequency(2)	Model
Anik F1	107.3° WL South America	November 2000	2016	2022	C/Ku	BSS702 (Boeing)
Anik F1R	107.3° WL North America	September 2005	2020	2023	C/Ku/L	E3000 (EADS Astrium)
Anik F2	111.1° WL Canada, Continental United States	July 2004	2019	2027	C/Ku/Ka	BSS702 (Boeing)
Anik F3	118.7° WL Canada, Continental United States	April 2007	2022	2026	C/Ku/Ka	E3000 (EADS Astrium)
Anik G1	107.3° WL Canada South America	April 2013	2028	2039	C/Ku/X	SS/L 1300
Nimiq 1	Not Applicable(3)	May 1999	2011	2021	Ku	A2100 AX (Lockheed Martin)
Nimiq 2	Not Applicable(3)	December 2002	2015	2021	Ku/Ka	A2100 AX (Lockheed Martin)
Nimiq 4	82° WL Canada	September 2008	2023	2027	Ku/Ka	E3000 (EADS Astrium)
Nimiq 5	72.7° WL Canada, Continental United States	September 2009	2024	2035	Ku	SS/L 1300
Nimiq 6	91.1° WL Canada	May 2012	2027	2048	Ku	SS/L 1300

Telstar 11N	37.55° WL North and Central America, Europe, Africa and the maritime Atlantic Ocean region	February 2009	2024	2026	Ku	SS/L 1300
Telstar 12	15° WL Eastern United States, SE Canada, Europe, Russia, Middle East, South Africa, portions of South and Central America	October 1999	2012	2017	Ku	SS/L 1300
Telstar 12 VANTAGE	15° WL Eastern United States, SE Canada, Europe, Russia, Middle East, South Africa, portions of South and Central America	November 2015	2030	2031	Ku/Ka	E3000 (Airbus)
Telstar 14R/ Estrela do Sul 2	63° WL Brazil and portions of Latin America, North America, Atlantic Ocean	May 2011	2026	2024	Ku	SS/L 1300
Telstar 18(4)	138° EL India, South East Asia, China, Australia and Hawaii	June 2004	2017	2018	C/Ku	SS/L 1300

(1)	Our current estimate of when each satellite will be decommissioned, taking account of anomalies and malfunctions the satellites have experienced to date and other factors such as remaining fuel levels, consumption rates and other available engineering data. These estimates are subject to change and it is possible that the actual orbital maneuver life of any of these satellites will be shorter than we currently anticipate. Further, it is anticipated that the payload capacity of each satellite may be reduced prior to the estimated end of orbital maneuver life. For example, we currently anticipate that we will need to commence the turndown of transponders on Anik F1 prior to the End-of-Orbital Maneuver Life, as a result of further degradation in available power. See “Item 3D. Risk factors — Risks related to our business — The actual orbital maneuver lives of our satellites may be shorter than we anticipate and we may be required to reduce available capacity on our satellites prior to the end of their orbital maneuver lives.”
(2)	Includes the DBS Ku-band, extended C-band and extended Ku-band in certain cases.
(3)	Nimiq 1 and Nimiq 2 are currently located in non-Telesat orbital slots.
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

We have experienced and continue to experience intermittent anomalies with certain amplifiers in the Ka-band and Ku-band payloads on Anik F2. Boeing, the manufacturer, has completed its investigation of these anomalies. The majority of the affected Ka-band units continue to remain in service through modifying operational configurations. The Ku-band traveling-wave-tube amplifiers (“TWTAs”) that were affected as a result of these anomalies have failed. All but two of the failed transponders were replaced using spares and many of the Ku-band TWTAs currently in service have no further spares left to replace them should they fail. Anik F2 has experienced an anomaly with one of its two telemetry transmitters. While the failure of a single telemetry transmitter does not impact satellite operations or the service we provide to our customers, in the event we are unable to restore any redundancy and the second telemetry transmitter were to fail we would cease receiving important information from the satellite regarding its position in orbit and health and our ability to operate the satellite would be adversely affected. A software patch for the satellite was developed by Boeing to provide telemetry to support operations in the event of a failure of the second transmitter and was implemented on the satellite in February 2013. Our Anik F2 satellite has also experienced an anomaly on one of the station-keeping thrusters. However, this thruster anomaly has had no impact on service and continues to support operations.

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

Rights to Other Satellites

In addition, we have rights to satellite capacity on other satellites, including the Ka-band Canadian payload consisting of nine user beams on ViaSat-1.

Satellites Under Construction

On November 23, 2015, we entered into contractual arrangements with Space Systems Loral for the construction of Telstar 19 VANTAGE, which we anticipate will be launched in the first half of 2018. This new state-of-the-art satellite will utilize high throughput capabilities to offer superior performance, in Ku-band and in Ka-band and will be co-located with our Telstar 14R/Estrela do Sul 2 satellite at 63° WL, a prime orbital slot for coverage of the Americas. The satellite will have high throughput Ka-band capacity in South America, over Northern Canada, the Caribbean and the North Atlantic Ocean. It will also provide high throughput Ku-band capacity over Brazil, the Andean region and the North Atlantic.

On December 23, 2015, we entered into contractual arrangements with Space Systems Loral for the construction of Telstar 18 VANTAGE, which we anticipate will be launched in the first half of 2018. The new satellite will operate from 138° EL. Telstar 18 VANTAGE will expand our coverage of growing satellite service markets in China, Mongolia, Southeast Asia, and the Pacific Ocean region. This satellite will utilize a combination of broad regional beams and high throughput spot beams in Ku-band to maximize throughput and spectral efficiency. It will also provide extensive C-band coverage of Asia that reaches from India and Pakistan in the West all the way to Hawaii in the East, enabling direct connectivity from any point in Asia to the Americas.

Other Orbital Spectrum

We have been authorized by governments to operate using additional frequencies at some of the orbital locations where we are currently operating a satellite. In addition, we have been authorized by governments to operate at other orbital locations where we currently do not have a satellite in service including a global low earth orbit constellation in Ka-band.

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

Satellite Control Centre and Earth Station Facilities

Our primary Satellite Control Centre (“SCC”) is located at our headquarters in Ottawa, Ontario. The SCC is the hub for our satellite-related activities. The facility is staffed 24 hours per day and currently operates 14 Telesat owned satellites: Anik F1, Anik F1R, Anik F2, Anik F3, Anik G1, Nimiq 1, Nimiq 2, Nimiq 4, Nimiq 5, Nimiq 6, Telstar 11N, Telstar 12, Telstar 12 VANTAGE and Telstar 18. Telesat also operates ViaSat-1, as well as numerous other satellites for third parties from our SCC in Ottawa. We operate our Telstar 14R/Estrela do Sul 2 satellite from our SCC in Rio de Janeiro, Brazil.

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

Insurance Coverage

We comply with requirements to maintain satellite insurance under the terms of our Senior Secured Credit Facilities and indenture. Under the most restrictive of these covenants, we are required to maintain insurance equal to a minimum of 50% of the net book value of certain operating satellites, and an aggregate of 50% of the net book value across the satellite fleet. As of December 31, 2015, we complied with these requirements and have arranged in-orbit insurance policies that expire in November 2016.

We may discontinue or change our in-orbit insurance practices in the future, subject to the requirements of our Senior Secured Credit Facilities and indenture. Some of our satellite in-orbit insurance policies contain deductibles or coverage exclusions related to potential future failures of certain specific on-board components.

We do not insure our interests in Anik F1, Nimiq 1, Nimiq 2, Telstar 12 or Telstar 18. We also do not insure our capacity on ViaSat-1.

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

Except for the historical information contained in the following MD&A, the matters discussed below are not based on historical fact and are “forward-looking statements” as that term is defined in the Private Securities Litigation Reform Act of 1995. In addition, we or our representatives have made and may continue to make forward-looking statements, orally or in writing, in other contexts. These forward-looking statements can be identified by the use of words such as “believes”, “expects”, “plans”, “may”, “will”, “would”, “could”, “should”, “anticipates”, “estimates”, “well positioned”, “project”, “targeted”, “intend”, “pursue” or “outlook” or other variations of these words. These statements, including without limitation those relating to Telesat and Telesat Canada, are not guarantees of future performance and involve risks and uncertainties that are difficult to predict or quantify. Actual events or results may differ materially as a result of a wide variety of factors and conditions, many of which are beyond our control. For a detailed discussion of these and other factors and conditions, please refer to “Item 3D. — Risk factors”. We undertake no obligation to update any forward-looking statements.

The dollar amounts presented in this Annual Report are in Canadian dollars unless otherwise specified.

The information contained in this MD&A takes into account information available up to February 24, 2016, unless otherwise noted.

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

At December 31, 2015, we provided satellite services to customers from our fleet of 15 in-orbit satellites, including Telstar 12 VANTAGE which was successfully launched in the fourth quarter of 2015. In addition, we own the Canadian payload on the ViaSat-1 satellite and have two other satellites under construction. We also manage the operations of additional satellites for third parties.

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

Interest expense continues to be significant and arises principally from our Senior Secured Credit Facilities and our Senior Notes. Non-cash foreign exchange gains or losses incurred on the translation of our U.S. dollar denominated debt and the gains or losses on financial instruments resulting from variations in the fair value of our interest rate swaps, the prepayment option on our Senior Notes and embedded derivatives related to the interest rate floors included on our Canadian and U.S. Term Loan B Facilities remain significant components of our total expenses.

Other significant operating expenses include the straight-line depreciation of the cost of each of our satellites over their useful lives and amortization expense related to various finite life intangible assets.

OPERATING HIGHLIGHTS OF 2015

Procurement of Telstar 19 VANTAGE and Telstar 18 VANTAGE

In November 2015, we announced the procurement of a new satellite, Telstar 19 VANTAGE, that will be co-located with our Telstar 14R satellite at 63° WL. The new satellite will be built by Space Systems Loral (“SSL”) and launched by Space Exploration Technologies Corp. (“SpaceX”), and will utilize two high throughput payloads, one in Ku-band and the other in Ka-band. Telstar 19 VANTAGE will provide coverage of the Americas and is expected to be launched in the first half of 2018. Also in 2015, we entered into a long-term satellite service agreement with Hughes Network Systems LLC for services using the high throughput Ka-band capacity of Telstar 19 VANTAGE in South America.

In December 2015, we announced the procurement of a new satellite, Telstar 18 VANTAGE, that will utilize a combination of broad regional beams and high throughput spot beams in Ku-band, as well as provide extensive C-band coverage throughout Asia. The new satellite will be built by SSL and launched by SpaceX. Telstar 18 VANTAGE will operate from 138° EL and is expected to be launched in the first half of 2018. At the same time, we also announced that we entered into agreements with our partner, APT, under which APT will use certain capacity on the Telstar 18 VANTAGE satellite.

Telstar 12 VANTAGE successfully launched and operational

On November 24, 2015, we successfully launched our latest satellite, and our first high throughput satellite, Telstar 12 VANTAGE, aboard a Mitsubishi Heavy Industries rocket. On December 15, 2015, we completed in-orbit testing and announced that the satellite was fully operational at its 15° WL orbital location.

Changes to Board of Directors and Committees

Effective April 16, 2015, Mr. Daniel Garant replaced Mr. Derek Murphy as a director of Telesat Holdings Inc., Telesat Interco Inc. and Telesat Canada, and as a member of the Board of Managers of Telesat LLC. Effective July 21, 2015, Mr. Garant became a member of Telesat’s Compensation and Corporate Governance Committee.

Effective July 17, 2015, Mr. Michael Boychuk replaced Mr. Bezul (“Karim”) Abuani as a director of Telesat Holdings Inc., Telesat Interco Inc. and Telesat Canada, and as a member of the Board of Managers of Telesat LLC, and, effective July 21, 2015, replaced Mr. James Pittman on Telesat’s Audit Committee.

Effective January 13, 2016, Mr. Antoine Bisson-McLernon replaced Mr. James Pittman as a director of Telesat Holdings Inc., Telesat Interco Inc. and Telesat Canada, and as member of the Board of Managers of Telesat LLC.

Changes to Senior Executives

On November 30, 2015, we announced that Michael Schwartz rejoined Telesat as Senior Vice President, Corporate and Business Development. He will also serve on the executive committee. Paul Bush, the former Senior Vice President, Corporate and Business Development, retired effective October 1, 2015.

Notice from Shareholder

In July 2015, Loral Space & Communications Inc. (“Loral”) and its subsidiaries delivered a notice to Telesat indicating that they were exercising their rights under the Telesat Holdco Shareholders Agreement to require Telesat to conduct an initial public offering (a “Telesat IPO”). There can be no assurance as to whether, when or on what terms a Telesat IPO may occur.

FUTURE OUTLOOK

Our desirable orbital locations, commitment to providing the highest level of customer service, deep technical expertise and culture of innovation have enabled us to successfully develop our business to date. Leveraging these strengths and building on our existing contractual revenue backlog, our focus is on profitably growing our business by increasing the utilization of our in-orbit satellites, including our newly launched Telstar 12 VANTAGE and, in a disciplined manner, deploying expansion satellite capacity where we anticipate there will be strong market demand.

We believe we are well-positioned to serve our customers and the markets in which we participate. We actively pursue opportunities to develop new satellites, particularly in conjunction with current or prospective customers who will commit to long-term service agreements prior to the time the satellite construction contract is signed. Although we regularly pursue opportunities to develop new satellites, we do not procure additional or replacement satellites until we believe there is a demonstrated need and a sound business plan for such satellite capacity. We anticipate that the relatively fixed cost nature of our business, combined with increasing demand for satellite services, will over time produce growth in our operating income and cash flows.

Leading into 2016, we remain focused on increasing the utilization of our existing satellites, the construction of our new satellites, identifying and pursuing opportunities to expand our satellite fleet while maintaining our operating discipline.

RESULTS OF OPERATIONS

Review of financial performance

Our significant revenue backlog and long-term customer contracts protect us, to a certain extent, from short-term market fluctuations. With our Telstar 12 VANTAGE satellite launched in the fourth quarter of 2015, and with growing demand for satellite services, we believe we are well positioned to strengthen our overall financial performance.

Our net loss for the year ended December 31, 2015, was $267 million compared to net income of $13 million for the same period in the prior year. The negative variation of $280 million was principally due to a mainly non-cash loss on foreign exchange which was higher in 2015 than in 2014, and was primarily a result of the Canadian dollar continuing to weaken during the year relative to the U.S. dollar, negatively impacting the translation of our U.S. dollar denominated debt into Canadian dollars. The higher net loss was also due to lower gains on changes in the fair value of financial instruments and higher tax expense in 2015 compared to 2014, partially offset by an increase in operating income and lower interest expense.

Our net income for the year ended December 31, 2014, was $13 million compared to net income of $68 million in the prior year for a decrease of $55 million. The decrease was principally due to a mainly non-cash loss on foreign exchange, which was primarily a result of the Canadian dollar weakening during the year relative to the U.S. dollar, negatively impacting the translation of our U.S. dollar denominated debt into

Canadian dollars. The lower net income was also due to lower gains on changes in the fair value of financial instruments and a higher tax expense in 2014 compared to 2013, partially offset by an increase in operating income and lower interest expense.

Below are the foreign exchange rates used for our audited consolidated financial statements and this MD&A:

	2015	2014	2013
USD to CAD spot rate at December 31	1.3839	1.1621	1.0623
USD to CAD average rate for the year	1.2714	1.1001	1.0291

Revenue

	Year ended December 31,			% Increase (Decrease) 2015 vs. 2014
(in millions of Canadian dollars except percentages)	2015	2014	2013
Broadcast	$493	$468	$471	5%
Enterprise	434	430	402	1%
Consulting and other	28	25	24	12%
Revenue	$955	$923	$897	3%

Total revenue for the year ended December 31, 2015, increased by $32 million to $955 million compared to $923 million for the prior year. Revenue from Broadcast services increased by $25 million for the year ended December 31, 2015, when compared to the prior year. The increase was mainly due to a favorable foreign exchange impact on the conversion of our U.S. dollar denominated revenue resulting from a stronger U.S. dollar to Canadian dollar exchange rate for the year ended December 31, 2015, when compared to the prior year. Revenue from Enterprise services increased by $4 million for the year ended December 31, 2015, when compared to the prior year. The increase was primarily due to a favorable foreign exchange impact on the conversion of our U.S. dollar denominated revenue for the year ended December 31, 2015, when compared to the same period in 2014, partially offset by lower revenue from customers in the energy and resource industries and lower equipment sales. Consulting and other revenue increased by $3 million for the year ended December 31, 2015, when compared to the prior year. The increase was primarily due to a favorable foreign exchange impact on the conversion of our U.S. dollar denominated revenue.

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

Expenses

	Year ended December 31,			% Increase (Decrease) 2015 vs. 2014
(in millions of Canadian dollars except percentages)	2015	2014	2013
Depreciation	$208	$216	$211	(4)%
Amortization	28	31	33	(10)%
Operating expenses	184	188	201	(2)%
Other operating (gains) losses, net	—	—	(25)	—%
Total expenses	$420	$435	$420	(3)%

Depreciation

Depreciation of satellites, property and other equipment decreased by $8 million for the year ended December 31, 2015, when compared to the prior year. The decrease was primarily a result of the end of the useful life, for accounting purposes, of our Nimiq 2 satellite in February 2015, partially offset by the start of depreciation of our Telstar 12 VANTAGE which entered into service in December 2015.

Depreciation of satellites, property and other equipment increased by $5 million for the year ended December 31, 2014, when compared to the prior year. The increase was primarily a result of depreciation on our Anik G1 satellite which entered commercial service in May 2013.

Amortization

Amortization of intangible assets decreased by $3 million for the year ended December 31, 2015, when compared to the prior year. The decrease was primarily a result of lower amortization on intangible assets related to revenue backlog as certain contracts were completed.

Amortization of intangible assets decreased by $2 million for the year ended December 31, 2014, when compared to the prior year. The decrease was primarily a result of lower amortization on intangible assets related to revenue backlog as certain contracts were completed, partially offset by higher amortization of intangible assets related to customer relationships.

Operating Expenses

	Year ended December 31,			% Increase (Decrease) 2015 vs. 2014
(in millions of Canadian dollars except percentages)	2015	2014	2013
Compensation and employee benefits	$66	$70	$79	(6)%
Other operating expenses	42	43	44	(2)%
Cost of sales	76	75	78	1%
Operating expenses	$184	$188	$201	(2)%

Total operating expenses decreased by $4 million for the year ended December 31, 2015, when compared to the prior year. Compensation and employee benefits decreased by $4 million for the year ended December 31, 2015, in comparison to the prior year. This decrease was primarily due to a decrease in share-based compensation expense related to stock options granted during the second quarter of 2013. Other operating expenses decreased by $1 million for the year ended December 31, 2015, in comparison to the prior year, primarily as a result of a lower in-orbit insurance expense and a lower provision for doubtful accounts receivable, partially offset by an unfavorable foreign exchange impact on the conversion of our U.S. dollar denominated expenses for the year ended December 31, 2015, when compared to 2014. Cost of sales increased by $1 million for the year ended December 31, 2015, when compared to the prior year, mainly as a result of an unfavorable foreign exchange impact on the conversion of our U.S. dollar denominated expenses relative to 2014, partially offset by lower cost of equipment sales.

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

Other Operating Gains (Losses), Net

	Year ended December 31,
(in millions of Canadian dollars except percentages)	2015	2014	2013
Impairment reversal on intangible assets	$—	$—	$17
Gain on other post-employment benefit plan amendment	—	—	10
Loss on disposal of assets	—	—	(2)
Other operating gains (losses), net	$—	$—	$25

Other operating gains (losses), net, were $25 million for the year ended December 31, 2013, and were primarily a result of an impairment reversal on our orbital slots due to the utilization of a lower discount rate, as well as a gain resulting from an amendment relating to one of our other post-employment benefit plans.

Interest Expense

	Year ended December 31,			% Increase (Decrease) 2015 vs. 2014
(in millions of Canadian dollars except percentages)	2015	2014	2013
Debt service costs	$186	$206	$220	(10)%
Interest on performance incentive payments	4	4	4	—
Interest on employee benefit plans	2	1	3	100%
Capitalized interest	(9)	(4)	(3)	125%
Interest expense	$183	$207	$224	(12)%

Interest expense included interest related to our debt, net of capitalized interest, as well as, interest related to our derivative instruments, performance incentive payments and employee benefit plans.

Debt service costs, which included interest expense on our indebtedness and derivative instruments, decreased by $20 million for the year ended December 31, 2015, when compared to the prior year. The decrease in debt service costs was primarily due to the maturity of our cross-currency basis swaps and three of our interest rate swaps in October 2014, and one additional interest rate swap in June 2015. These decreases were partially offset by an unfavorable foreign exchange impact on the conversion of our U.S. dollar denominated interest expense resulting from a stronger U.S. dollar to Canadian dollar average exchange rate in 2015 relative to 2014.

Debt service costs decreased by $14 million for the year ended December 31, 2014, when compared to the prior year. The decrease was primarily due to the redemption of our 12.5% Senior Subordinated Notes in May 2013, the termination of unfavorable derivative instruments at the end of October 2014, lower interest expense due to mandatory repayments of principal on our debt, and lower interest expense on our Term Loan B Facilities as a result of the amendment of our Senior Secured Credit Facilities in April 2013. This was partially offset by an unfavorable foreign exchange impact on the conversion of our U.S. dollar denominated interest expense resulting from a stronger U.S. dollar to Canadian dollar average exchange rate in 2014 relative to 2013.

Interest expense on performance incentive payments remained consistent for the years ended December 31, 2015 and December 31, 2014.

Interest expense on employee benefit plans increased by $1 million for the year ended December 31, 2015, when compared to the prior year, primarily due to an increase in the liabilities related to employee benefit plans between December 31, 2015 and 2014. Interest on employee benefit plans decreased by $2 million for the year ended December 31, 2014 compared to the prior year, due to a decrease in the liabilities related to the employee benefit plans between December 31, 2014 and 2013.

Capitalized interest increased by $5 million for the year ended December 31, 2015, when compared to the prior year. The increase was due to an increase in accumulated capital expenditures related to our Telstar 12 VANTAGE satellite. Capitalized interest increased by $1 million for the year ended December 31, 2014, when compared to the prior year. The increase was due to the procurement of Telstar 12 VANTAGE which commenced construction in the third quarter of 2013, partially offset by the completion of the construction of our Anik G1 satellite in the second quarter of 2013.

Loss on Financing

	Year ended December 31,
(in millions of Canadian dollars)	2015	2014	2013
Loss on financing	$—	$—	$18

There were no financing transactions during the years ended December 31, 2015 and December 31, 2014.

The loss on financing of $18 million for the year ended December 31, 2013, was related to the call premium associated with the redemption of our 12.5% Senior Subordinated Notes. The loss on financing also included the write-off of the unamortized deferred financing fees, and the write-off of the unamortized prepayment option incurred in connection with our 12.5% Senior Subordinated Notes.

Interest and Other Income

	Year ended December 31,
(in millions of Canadian dollars)	2015	2014	2013
Interest and other income	$5	$3	$12

Interest and other income were mainly related to interest income on cash and short-term investments and variances year over year were primarily due to the level of cash balances maintained. Interest and other income for the year ended December 31, 2013 also included dividends and the sale of investments.

Foreign Exchange and Derivatives

	Year ended December 31,
(in millions of Canadian dollars)	2015	2014	2013
Gain on changes in fair value of financial instruments	$6	$49	$81
Loss on foreign exchange	$(540)	$(241)	$(195)

The $6 million gain on changes in fair value of financial instruments for the year ended December 31, 2015, represented a net decrease of $43 million compared to the prior year. The gain on changes in fair value of financial instruments reflected changes in the fair values of our interest rate swaps, interest rate floors, and the prepayment option on our Senior Notes, as a result of changes in key economic variables, such as foreign exchange rates, credit spreads and swap rates. This negative change was mainly due to the impact of our cross-currency basis swaps and interest rate swap contracts which were settled in October 2014, partially offset by a decrease in the loss on the fair value of the prepayment option on our Senior Notes and the impact of our forward foreign exchange contract which was settled in October 2014.

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

The foreign exchange loss for the year ended December 31, 2015, was $540 million compared to a foreign exchange loss of $241 million for 2014 resulting in a net increase in the loss of $299 million. The loss for the year ended December 31, 2015, was mainly the result of a stronger U.S. dollar to Canadian dollar spot rate at December 31, 2015 ($1.3839), compared to the spot rate at December 31, 2014 ($1.1621), and the resulting unfavorable impact on the translation of our U.S. dollar denominated debt.

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

Income Taxes

	Year ended December 31,
(in millions of Canadian dollars)	2015	2014	2013
Current tax expense	$112	$103	$50
Deferred tax (recovery) expense	(23)	(25)	14
Tax expense	$89	$78	$64

The tax expense for the year ended December 31, 2015, was $11 million higher than the prior year. The increase was mainly due to an increase in operating income and a decrease in interest expense in 2015, partially offset by realized foreign exchange losses in 2015.

The tax expense for the year ended December 31, 2014, was $14 million higher than the prior year. The increase was mainly due to an increase in operating income, a decrease in interest expense and the reversal of previously recognized tax assets in 2014.

Backlog

Contracted revenue backlog represents our expected future revenue from existing service contracts (without discounting for present value) including any deferred revenue that we will recognize in the future in respect of cash already received. The majority of our contracted revenue backlog is generated from contractual agreements for satellite capacity. We do not include revenue beyond the stated expiration date of a contract regardless of the potential for a renewal. As of December 31, 2015, our contracted backlog was approximately $4.8 billion as compared to $4.5 billion as of December 31, 2014.

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

We expect our backlog to be recognized as follows:

(in millions of Canadian dollars)	2016	2017	2018	2019	2020	Thereafter
Backlog	$737	$650	$575	$526	$488	$1,825

LIQUIDITY AND CAPITAL RESOURCES

Cash and Available Credit

As at December 31, 2015, we had $691 million of cash and short-term investments, as well as approximately $140 million of borrowing availability under our Revolving Credit Facility.

Cash Flows from Operating Activities

Cash generated from operating activities for the year ended December 31, 2015, was $422 million, a $10 million increase compared to the prior year. The increase was primarily due to higher operating income, combined with lower interest payments and a positive change in working capital, partially offset by higher income taxes paid.

Cash generated from operating activities for the year ended December 31, 2014, was $412 million, a $69 million decrease compared to the prior year. The decrease was primarily due to higher income taxes paid and lower prepayments received from customers for future satellite services, partially offset by lower interest paid and an increase in operating income.

Cash generated from operating activities for the year ended December 31, 2013, was $481 million. This consisted of operating income and customer prepayments for future satellite services, net of interest and income taxes paid.

Cash Flows used in Investing Activities

Cash used in investing activities for the year ended December 31, 2015, was $194 million. This consisted of $183 million of expenditures on satellite programs for the completion and launch of the Telstar 12 VANTAGE satellite in December 2015, and for the beginning of construction of the Telstar 19 VANTAGE and Telstar 18 VANTAGE satellites, as well as $10 million for other property and equipment.

Cash used in investing activities for the year ended December 31, 2014, was $95 million. This consisted of $85 million of expenditures on satellite programs for the on-going construction of Telstar 12 VANTAGE, as well as $10 million for other property and equipment net of proceeds from the sale of assets.

Cash used in investing activities for the year ended December 31, 2013, was $79 million. This consisted of $71 million of expenditures related to our satellite programs for the completion and launch of Anik G1 in April 2013, and for the on-going construction of Telstar 12 VANTAGE, as well as $8 million for other property and equipment net of proceeds from the sale of assets.

Cash Flows used in Financing Activities

Cash used in financing activities for the year ended December 31, 2015, was $81 million. This was primarily related to mandatory principal repayments made on our Senior Secured Credit Facilities.

Cash used in financing activities for the year ended December 31, 2014, was $137 million. This was primarily related to mandatory principal repayments made on our Senior Secured Credit Facilities and the cash settlement related to the termination of our cross-currency basis swaps and forward foreign exchange contract in October 2014.

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

Liquidity

A large portion of our annual cash receipts are reasonably predictable because they are primarily derived from an existing backlog of long-term customer contracts and high contract renewal rates. We believe cash and short-term investments as at December 31, 2015, cash flows from operating activities, and drawings on the available lines of credit under our Senior Secured Credit Facilities will be adequate to meet our expected cash requirements for at least the next twelve months for activities in the normal course of business, including our capital requirements and required interest and principal payments on our debt.

The construction of any satellite replacement or expansion program will require significant capital expenditures. We may choose to invest in new satellites to further grow our business. Cash required for current and future satellite construction programs will be funded from some or all of the following: cash and short-term investments, cash flows from operating activities, cash flows from customer prepayments or through borrowings on available lines of credit under our Senior Secured Credit Facilities. In addition, we may sell certain satellite assets and, in accordance with the terms and conditions of our Senior Secured Credit Facilities, reinvest the proceeds in replacement satellites or pay down indebtedness under those Senior Secured Credit Facilities. Subject to market conditions and subject to compliance with the terms and conditions of our Senior Secured Credit Facilities and the financial leverage covenant tests therein, we may also have the ability to obtain additional secured or unsecured financing to fund current or future satellite construction. However, our ability to access these sources of funding is not guaranteed, and therefore, we may not be able to fully fund additional replacement or new satellite construction programs.

Debt

Senior Secured Credit Facilities

The obligations under the Credit Agreement and the guarantees of those obligations are secured, subject to certain exceptions, by a first priority security interest in the assets of Telesat Canada and certain of our subsidiaries (“Guarantors”). The Credit Agreement contains covenants that restrict the ability of Telesat Canada and the Guarantors to take specified actions, including, among other things and subject to certain significant exceptions: creating liens, incurring indebtedness, making investments, engaging in mergers, selling property, paying dividends, entering into sale-leaseback transactions, creating subsidiaries, repaying subordinated debt or amending organizational documents. The Credit Agreement also requires Telesat Canada and the Guarantors to comply with a maximum senior secured leverage ratio and contains customary events of default and affirmative covenants, including an excess cash sweep, that may require us to repay a portion of the outstanding principal under our Senior Secured Credit Facilities prior to the stated maturity.

Our Senior Secured Credit Facilities are comprised of the following facilities:

i — Revolving Credit Facility

Our Revolving Credit Facility (“Revolving Facility”) is a $140 million loan facility available in either Canadian or U.S. dollars, maturing on March 28, 2017. Loans under our Revolving Facility bear interest at a floating rate plus an applicable margin of 2.00% for prime rate and Alternative Base Rate loans, and 3.00% for Bankers Acceptance (“BA”) and Eurodollar loans. Our Revolving Facility currently has an unused commitment fee of 50 basis points. As at December 31, 2015, other than approximately $0.1 million in drawings related to letters of credit, there were no borrowings under this facility.

ii — Term Loan A Facility

Our Term Loan A Facility (“TLA Facility”) is a $500 million loan maturing on March 28, 2017. As at December 31, 2015, $375 million of this facility was outstanding which represents the full amount available following mandatory repayments. The outstanding borrowings under our TLA Facility currently bear interest at a floating rate of the BA borrowing rate plus an applicable margin of 3.00%. The mandatory principal repayments on our TLA Facility are payable in varying amounts on a quarterly basis.

iii — Term Loan B — Canadian Facility

Our Term Loan B — Canadian Facility (“Canadian TLB Facility”) is a $140 million loan maturing on March 28, 2019. As at December 31, 2015, $136 million of this facility was outstanding, which represents the full amount available following mandatory repayments. Our Canadian TLB Facility currently bears interest at a floating rate of the BA borrowing rate, but not less than 1.00%, plus an applicable margin of 3.25%. The mandatory principal repayments on our Canadian TLB Facility are one quarter of 1.00% of the original amount of the loan, which must be paid on the last day of each quarter.

iv — Term Loan B — U.S. Facility

Our Term Loan B — U.S. Facility (“U.S. TLB Facility”) is a USD $1,746 million loan maturing on March 28, 2019. As at December 31, 2015, USD $1,698 million of this facility was outstanding, which represents the full amount available following mandatory repayments. The outstanding borrowings under our U.S. TLB Facility bear interest at a floating rate of Libor, but not less than 0.75%, plus an applicable margin of 2.75%. The mandatory principal repayments on our U.S. TLB Facility are one quarter of 1.00% of the original amount of the loan, which must be paid on the last day of each quarter.

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

As at December 31, 2015, we were in compliance with the financial covenants of our Senior Secured Credit Facilities and the indenture governing our Senior Notes.

Debt Service Cost

An estimate of the interest expense is based upon assumptions of foreign exchange rates, Libor, BA rates and the applicable margins of our Senior Secured Credit Facilities and Senior Notes. Our interest expense for the year ending December 31, 2016, is expected to be approximately $180 million.

Derivatives

We use, from time to time, interest rate and currency derivatives to manage our exposure to changes in interest rates and foreign exchange rates.

In 2007, we entered into cross-currency basis swaps to synthetically convert USD $1.0 billion of our U.S. TLB Facility debt into $1.2 billion of debt. In September 2014, we entered into a forward foreign exchange contract to fix the exchange rate on these cross-currency basis swaps. These cross-currency basis swaps and the forward foreign exchange contract matured on October 31, 2014. We have no outstanding currency derivative instruments at December 31, 2015.

At December 31, 2015, we had one interest rate swap to fix interest on $250 million of Canadian dollar denominated debt at a fixed rate of 1.62% (excluding applicable margins) and one interest rate swap to fix interest on $300 million of U.S. dollar denominated debt at a fixed rate of 1.46% (excluding applicable margins). As at December 31, 2015, the fair value of the interest rate swaps was a liability of $2 million. These contracts mature between June 30, 2016 and September 30, 2016.

We also have embedded derivatives that are accounted for separately at fair value. These embedded derivatives are related to a prepayment option included on our Senior Notes, as well as interest rate floors included on our Canadian and U.S. TLB Facilities. At December 31, 2015, the fair value of the embedded derivative related to the prepayment option on our Senior Notes was an asset of $20 million and the fair value of the embedded derivatives related to the interest rate floors was a liability of $9 million. The changes in the fair value of these embedded derivatives are recorded on our condensed consolidated statement of (loss) income as a gain or loss on changes in fair value of financial instruments and are non-cash. The prepayment option on our Senior Notes will expire on its maturity date of May 15, 2017. The interest rate floors on our Canadian and U.S. TLB Facilities will expire on their maturity date of March 28, 2019.

All derivative instruments are measured at fair value.

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

These estimates are affected significantly by the assumptions for the amount and timing of estimated future cash flows and discount rates, which all reflect varying degrees of risk. Potential income taxes and other expenses that would be incurred on disposition of our derivative instruments are not reflected in the fair values. The fair values also include an adjustment related to the counterparty credit risk. As a result, the fair values are not necessarily the net amounts that would be realized if these instruments were actually settled.

Capital Expenditures

We have entered into contracts for the construction and launch of satellites and other capital expenditures. The outstanding commitments associated with these contracts were approximately $413 million as at December 31, 2015. These expenditures may be funded from some or all of the following: cash and short-term investments, cash flow from operating activities, cash flow from customer prepayments or funds available under our Revolving Credit Facility. For the year ended December 31, 2015, we had capital expenditures of $229 million, which included $52 million in trade and other liabilities, as compared to capital expenditures of $108 million in the prior year.

CONTRACTUAL OBLIGATIONS AND OTHER COMMERCIAL COMMITMENTS

The following table summarizes our contractual obligations at December 31, 2015, that are due in each of the next five years and after 2020. This table does not include any future satellite expenditures not committed to at year end.

	2016	2017	2018	2019	2020	Thereafter	Total
	(in millions of Canadian dollars)
Deferred satellite performance incentive payments, including interest	$14.9	$14.1	$14.6	$14.0	$11.7	$51.2	$120.5
Senior Secured Credit Facilities and Notes(1)	100.6	1,571.1	25.6	2,408.9	—	—	4,106.2
Interest on long-term debt	176.5	125.2	86.9	19.3	—	—	407.9
Swaps, including interest	2.4	—	—	—	—	—	2.4
Operating property lease commitments	6.6	6.0	5.6	2.0	0.5	1.5	22.2
Commitments for capital expenditures(2)	213.7	171.0	28.4	—	—	—	413.1
Other operating commitments	21.0	8.7	7.1	5.4	5.0	4.8	52.0
Contributions to employment benefit plans(3)	8.5	—	—	—	—	—	8.5
Decommissioning liabilities	0.1	—	—	—	—	2.9	3.0
Customer and other deposits	2.9	0.1	0.2	—	—	0.2	3.4
Other long-term financial liabilities, including interest	1.0	0.9	0.6	0.5	0.3	—	3.3
Total	$548.2	$1,897.1	$169.0	$2,450.1	$17.5	$60.6	$5,142.5
(1)	See Note 24 of our audited consolidated financial statements. Excludes interest, deferred financing costs, interest rate floors, prepayment option and premiums.
(2)	The commitments for capital expenditures include the construction of the Telstar 18 VANTAGE and Telstar 19 VANTAGE satellites and other capital expenditures (see Note 31 of our audited consolidated financial statements).
(3)	See Note 29 of our audited consolidated financial statements.

Our future contributions to the pension plans past 2016, future income tax liabilities and uncertain tax positions, have not been included in the table as the timing and amount of cash required cannot be accurately determined as:

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

MARKET RISK

Credit Risk Related to Financial Instruments

Financial instruments that potentially subject us to a concentration of credit risk consist of cash and short-term investments, accounts receivable, derivative assets and other assets. Cash and short-term investments are invested with high quality financial institutions and are governed by our corporate investment policy, which aims to reduce credit risk by restricting investments to high-grade, mainly U.S. dollar and Canadian dollar denominated investments. Credit checks are performed to minimize exposure to any one customer. We are exposed to credit risk if counterparties to our derivative instruments are unable to meet their obligations. It is expected that these counterparties will be able to meet their obligations as they are institutions with strong credit ratings. We periodically monitor their credit risk and credit exposure.

Foreign Exchange Risk

Our operating results are subject to fluctuations as a result of exchange rate variations to the extent that transactions are made in currencies other than Canadian dollars. The most significant impact of variations in the exchange rate is on our U.S. dollar denominated debt and cash and short-term investments. In addition, approximately 51% of our revenue, 42% of our operating expenses, 86% of our interest expense, and the majority of our capital expenditures were denominated in U.S. dollars for the year ended December 31, 2015.

As a result, the volatility of the U.S. currency exposes us to foreign exchange risks. At December 31, 2015, we recorded a mainly non-cash foreign exchange loss of approximately $540 million due to a stronger U.S. to Canadian dollar spot rate ($1.3839) compared to December 31, 2014 ($1.1621). Similarly, at December 31, 2014, the U.S. to Canadian dollar spot rate strengthened ($1.1621) as compared to December 31, 2013 ($1.0623), thus resulting in a mainly non-cash foreign exchange loss of approximately $241 million, prior to the impact of hedging instruments.

We use, from time to time, the following instruments to manage our exposure to foreign exchange risk:

•	forward currency contracts to hedge foreign exchange risk on anticipated cash flows, mainly related to the construction of satellites and interest payments; and
•	currency derivative instruments to hedge the foreign exchange risk on our U.S. dollar denominated debt.

Our policy is that we do not use derivative instruments for speculative purposes. At December 31, 2015, we had no forward currency contracts or currency derivative instruments in place.

A five percent increase (decrease) in the value of the U.S. dollar against the Canadian dollar would have increased (decreased) our indebtedness and cash and short-term investments at December 31, 2015 by $180 million and $18 million, respectively, and increased (decreased) our revenue and our operating expenses for the year ended December 31, 2015 by $24 million and $4 million, respectively. This analysis assumes that all other variables remain constant.

Through our U.S. dollar denominated debt, we are exposed to foreign exchange fluctuations. The following table contains our existing U.S. dollar denominated debt balances at the beginning of each respective period net of our scheduled debt repayments, and the foreign exchange rate as at December 31, 2015 (USD $1 = CAD $1.3839).

(CAD millions, beginning of year)	2016	2017	2018	2019	Thereafter
U.S. TLB Facility	$2,349.5	$2,325.3	$2,301.2	$2,277.0	$—
Senior Notes	1,245.5	1,245.5	—	—	—
U.S. dollar denominated debt balances	$3,595.0	$3,570.8	$2,301.2	$2,277.0	$—

Interest Rate Risk

We are exposed to interest rate risk on our cash and short-term investments and on our indebtedness, a portion of which includes a variable interest rate. Changes in the interest rates could impact the amount of interest that we receive or are required to pay.

We use, from time to time, interest rate swaps to hedge the interest rate risk related to our debt.

Our policy is that we do not use derivative instruments for speculative purposes. At December 31, 2015, we had two interest rate swaps outstanding to hedge interest on a portion of our debt.

If the interest rates on our unhedged variable rate debt increased (decreased) by 0.25%, excluding the potential impact of interest rate floors, the result would be an increase (decrease) of $4.8 million to our net loss for year ended December 31, 2015.

Through our debt we are exposed to interest rate fluctuations. The following table contains our existing debt that is exposed to interest rate fluctuations, after the impact of interest rate derivatives, at the beginning of each respective period net of our scheduled debt repayments, derivative maturities and foreign exchange rates as at December 31, 2015.

(CAD millions, beginning of year)	2016	2017	2018	2019		Thereafter	Fair value December 31, 2015
CAD denominated (CDOR + spread)	$375.0	$300.0	$—		$—	$—
CAD denominated (CDOR with 1.00% floor + spread)	136.2	134.8	133.4		132.0	—
USD denominated (Libor with 0.75% floor + spread)	2,349.5	2,325.3	2,301.2		2,277.0	—
Debt exposed to variable interest rate	$2,860.7	$2,760.1	$2,434.6		$2,409.0	$—
Variable to fixed	$(250.0)	$—	$—	$		$—	$(1.0)
Weighted average fixed rate (before spread)	1.62%
Variable to fixed(1)	(415.2)	—	—		—	—	$(1.3)
Weighted average fixed rate (before spread)	1.46%	—	—		—	—
Total interest rate derivatives	$(665.2)	$—	$—		$—	$—
Debt exposed to variable interest rate after interest rate derivatives	$2,195.5	$2,760.1	$2,434.6		$2,409.0	$—
(1)	USD $300 million notional, variable rate is greater of 3 month Libor or 1.00%

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

RELATED PARTY TRANSACTIONS

As at December 31, 2015, related parties consisted of PSP Investments and Loral, our common shareholders, together with their subsidiaries and affiliates. In addition to the documents related to the Telesat Canada Acquisition, we have also entered into various commercial arrangements with Loral and subsidiaries and affiliates of Loral. These arrangements primarily relate to the sale or use of satellite transponder capacity and consulting services, and are entered into in the form of either service agreements or consulting service agreements. For more information, see Note 33 of our audited consolidated financial statements.

NON-IFRS MEASURES

Consolidated EBITDA for Covenant Purposes

Under the terms of the Credit Agreement for our Senior Secured Credit Facilities, we are required to comply with a senior secured leverage ratio maintenance covenant.

Our Consolidated Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) for Covenant Purposes is defined as net income (loss) for Telesat and Restricted Subsidiaries plus interest expense, depreciation expense, amortization expense, extraordinary losses and unusual and non-recurring charges, non-cash charges, any expenses or charges incurred in connection with any issuance of debt, any impairment charges or asset write-off, foreign withholding taxes paid or accrued, non-cash charges related to share-based compensation expense and consulting fees payable to Loral. Additional sums which may be added include projected cost savings from an acquisition and lost revenue which may have been earned by satellites that have been subject to an insured loss. Deductions which are made in calculating Consolidated EBITDA for Covenant Purposes include extraordinary, non-recurring gains and losses and non-cash gains and losses. Further adjustments are made to account for income from Unrestricted Subsidiaries, and currency gains and losses (including non-cash gains or losses on derivative contracts). Unrestricted Subsidiaries are defined as (a) The SpaceConnection, Inc. (b) any Subsidiary of Telesat that is formed or acquired after the closing date of the Credit Agreement, provided that such Subsidiary is designated as an Unrestricted Subsidiary, and (c) any Restricted Subsidiary subsequently re-designated as an Unrestricted Subsidiary.

Consolidated EBITDA for Covenant Purposes is not a presentation made in accordance with IFRS, is not a measure of financial condition or profitability, and should not be considered as an alternative to (1) net income (loss) determined in accordance with IFRS or (2) cash flows from operating activities determined in accordance with IFRS. Additionally, Consolidated EBITDA for Covenant Purposes is not intended to be a measure of free cash flow for management’s discretionary use as it does not include certain cash requirements for such items as interest payments, tax payments and debt service requirements. We believe that the inclusion of Consolidated EBITDA for Covenant Purposes herein is appropriate to provide additional information concerning the calculation of the financial ratio maintenance covenant on our Senior Secured Credit Facilities. Consolidated EBITDA for Covenant Purposes is a material component of this covenant. Non-compliance with the financial ratio maintenance covenant contained in our Senior Secured Credit Facilities could result in the requirement to immediately repay all amounts outstanding. This presentation of Consolidated EBITDA for Covenant Purposes is not comparable to other similarly titled measures of other companies because not all companies use identical calculations of EBITDA. We believe the disclosure of the calculation of Consolidated EBITDA for Covenant Purposes provides information that is useful to an investor’s understanding of our liquidity and financial flexibility.

The following is a reconciliation of net loss, which is an IFRS measure of our operating results, to Consolidated EBITDA for Covenant Purposes, as defined in the Credit Agreement and the calculation of the ratio of Consolidated Total Secured Debt to Consolidated EBITDA for Covenant Purposes as defined in the Credit Agreement. The terms and related calculations are defined in the Credit Agreement, a copy of which is publicly available at www.sec.gov.

(in millions of Canadian dollars)	Year ended December 31, 2015
Net loss	$(266.9)
Impact of unrestricted subsidiary	(0.6)
Consolidated earnings for covenant purposes	(267.5)
Plus:
Income taxes (note 1)	88.7
Interest expense (note 1)	177.1
Depreciation and amortization expense (note 1)	235.7
Non-cash share-based compensation	5.4
Other	13.3
(Decreased) increased by:
Non-cash gains on changes in fair value of financial instruments and swap obligations	(6.0)
Non-cash losses resulting from changes in foreign exchange rates (note 1)	525.7
Consolidated EBITDA for Covenant Purposes	$772.4
Note 1:	Tax, interest, depreciation and amortization expense for covenant purposes excludes certain specific expenses as defined in the Credit Agreement. Non-cash gains and losses on foreign exchange exclude realized amounts for covenant purposes. As a result, these items in the covenant calculation do not reconcile to the financial statement line items.

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

The following is a reconciliation of our Consolidated Total Secured Debt for Covenant Purposes to Indebtedness:

(in millions of dollars)	As at December 31, 2015
USD denominated debt
U.S. TLB Facility (USD)	$1,697.7
Senior Notes (USD)	900.0
2,597.7
Foreign exchange adjustment	997.3
Subtotal (CAD)	3,595.0
Deferred financing costs, interest rate floors, prepayment option and premiums	(43.0)
CAD denominated debt
TLA Facility	375.0
Canadian TLB Facility	136.2
Indebtedness	$4,063.2

(in millions of Canadian dollars)
Indebtedness	$4,063.2
less: Unsecured debt (Senior Notes)	(1,245.5)
Adjustments for covenant purposes:
Deferred financing costs, interest rate floors, prepayment option and premiums	43.0
Consolidated Total Secured Debt for Covenant Purposes	$2,860.7

As at December 31, 2015, the Consolidated Total Secured Debt to Consolidated EBITDA for Covenant Purposes ratio, for the purposes of our Senior Secured Credit Facilities, was 3.70:1.00, which was less than the maximum test ratio of 5.25:1.00.

CRITICAL ACCOUNTING JUDGMENTS AND ESTIMATES

The preparation of financial statements in accordance with IFRS requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the amounts of revenue and expenses reported for the year. Actual results could differ from these estimates under different assumptions and conditions. For more details on these estimates, refer to Note 5 of our audited consolidated financial statements for the year ended December 31, 2015.

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

Impairment of goodwill

Goodwill represented $2,446.6 million of our total assets at December 31, 2015. Determining whether goodwill is impaired requires an estimation of our value, which requires us to estimate the future cash flows expected to arise from operations and to make assumptions regarding economic factors, tax rates, and annual growth rates. Actual operating results and our related cash flows could differ from the estimates used for the impairment analysis.

Impairment of intangible assets

Intangible assets represented a significant portion of our total assets at December 31, 2015. We test intangible assets for impairment annually or more frequently if indicators of impairment or reversal of a prior impairment loss exist. The impairment analysis requires us to estimate the future cash flows expected to arise from operations, and to make assumptions regarding economic factors, discount rates, tax rates, and annual growth rates. Significant judgments are made in establishing these assumptions. Actual operating results and our related cash flows could differ from the estimates used for the impairment analysis.

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

IAS 1, Presentation of the Consolidated Statements of Cash Flows

We have changed our presentation of the loss on foreign exchange on the consolidated statements of cash flows. The total loss on foreign exchange has been included as an adjustment to reconcile net (loss) income to cash flows from operating activities and the realized portion of the loss on foreign exchange has been included in the respective component of cash flows from operating assets and liabilities and the effect of changes in exchange rates on cash and cash equivalents.

Recent IFRS Accounting Pronouncements

The IASB periodically issues new accounting standards. The new standards determined to be applicable to us are disclosed below. The remaining standards have been excluded as they are not applicable.

Revenue

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) was issued by the IASB on May 28, 2014, and will replace IAS 18, Revenue, IAS 11, Construction Contracts, and related interpretations on revenue. IFRS 15 sets out the requirements for recognizing revenue that apply to all contracts with customers, except for contracts that are within the scope of the standards on leases, insurance contracts and financial instruments. IFRS 15 uses a control based approach to recognize revenue which is a change from the risk and reward approach under the current revenue standard. We can elect to use either a full or modified retrospective approach when adopting this standard and it is effective for annual periods beginning on or after January 1, 2018. We are currently evaluating the impact of IFRS 15 on our audited consolidated financial statements.

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

Leases

IFRS 16, Leases (“IFRS 16”) was issued by the IASB on January 13, 2016, and will replace IAS 17, Leases and related interpretations on leases. IFRS 16 will require a lessee to recognize a right-of-use asset and lease liability for all leases with a term of more than 12 months. The standard will also require that the depreciation of the leased assets be recorded separately from the interest expense on the lease liabilities on the statement of income. For lessors, IFRS 16 substantially carries forward the requirements of IAS 17. IFRS 16 also aligns the definition of a lease with the control based approach in IFRS 15. We can elect to use either a retrospective approach with full restatement of comparative information or a retrospective approach with the cumulative effect of initial application shown in retained earnings instead of the restatement of the comparative information. The standard is effective for annual periods beginning on or after January 1, 2019. Earlier adoption of the standard is permitted if it is applied in conjunction with IFRS 15. We are currently evaluating the impact of IFRS 16 on our audited consolidated financial statements.

Item 6. Directors, Senior Management and Employees

A. Directors and senior management.

In the following table are listed the names, ages as of December 31, 2015 and positions of the individuals who serve as the directors and senior management of Telesat Holdings and Telesat Canada, along with the date that each individual was elected or appointed:

Name	Age	Title	Date Elected or Appointed a Director or Member of Senior Management
Directors
Mark H. Rachesky, M.D.(1)	56	Chairman of the Board	October 31, 2007
Michael B. Targoff(2)	71	Director	October 31, 2007
Henry (Hank) Intven	67	Director	October 31, 2007
Daniel Garant(1)(3)	49	Director	April 16, 2015
Michael Boychuk(2)(4)	60	Director	July 17, 2015
Antoine Bisson-McLernon(5)	35	Director	January 13, 2016
John P. (Jack) Cashman	75	Director	October 31, 2007
Colin D. Watson(2)	74	Director, Chair of Audit Committee	October 31, 2007
Clare R. Copeland	79	Director	October 31, 2007
V. Peter Harder(1)	63	Director, Chair of Compensation and Corporate Governance Committee	October 31, 2007
Senior Management
Daniel S. Goldberg	50	President and Chief Executive Officer (Telesat Holdings and Telesat Canada)	October 31, 2007 (Telesat Holdings) September 18, 2006 (Telesat Canada)
Michèle Beck	50	Vice President, North American Sales (Telesat Canada)	January 1, 2013
Michel G. Cayouette	57	Chief Financial Officer and Treasurer (Telesat Holdings and Telesat Canada)	September 17, 2008
Christopher S. DiFrancesco	52	Vice President, General Counsel and Secretary (Telesat Holdings and Telesat Canada)	January 5, 2009
Thomas E. Eaton, Jr.	60	Vice President, International Sales (Telesat Canada)	September 11, 2014
Patrick M. Enright	57	Vice President, Network Operations (Telesat Canada)	December 1, 2004
John Flaherty	50	Vice President, Business Planning & Marketing (Telesat Canada)	January 1, 2013
Michael C. Schwartz(6)	51	Senior Vice President, Corporate & Business Development (Telesat Canada)	November 30, 2015
David N. Wendling	53	Chief Technical Officer (Telesat Canada)	October 31, 2007

(1)	Member of Compensation and Corporate Governance Committee.
(2)	Member of Audit Committee.
(3)	Effective April 16, 2015, Mr. Daniel Garant replaced Derek Murphy as a director of Telesat Holdings Inc., Telesat Interco Inc. and Telesat Canada, and as a member of the Board of Managers of Telesat LLC. Effective July 21, 2015, Mr. Garant was appointed to the Compensation and Corporate Governance Committee.
(4)	Effective July 17, 2015, Mr. Michael Boychuk replaced Bezul “Karim” Abuani as a director of Telesat Holdings Inc., Telesat Interco Inc. and Telesat Canada, and as a member of the Board of Managers of Telesat LLC. Effective July 21, 2015, Mr. Boychuk was appointed to the Audit Committee.

(5)	Effective January 13, 2016, Mr. Antoine Bisson-McLernon replaced James Pittman as a director of Telesat Holdings Inc., Telesat Interco Inc. and Telesat Canada, and as a member of the Board of Managers of Telesat LLC.
(6)	Paul Bush, the former Senior Vice President, Corporate and Business Development, retired effective October 1, 2015. Michael C. Schwartz rejoined the company as Senior Vice President, Corporate and Business Development effective November 30, 2015.

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

Henry (Hank) Intven is a legal counsel with the telecommunications practice of the law firm McCarthy Tétrault LLP. He served as Executive Director of Telecommunications at the Canadian Radio-television and Telecommunications Commission from 1980 to 1985. Over the past 30 years, he has advised on many of the major commercial, regulatory and policy developments in the Canadian telecommunications industry and has worked on commercial and regulatory telecommunications matters in more than 20 other countries.

Daniel Garant joined PSP Investments in September 2008 and, since July 2015, is the Executive Vice-President & Chief Investment Officer. Prior to that, from September 2008 to July 2015, he was Senior Vice-President, Public Market Investments. From 2005 to 2008, he was Executive Vice-President, Finance & Chief Financial Officer of Hydro-Québec, President & Chief Executive Officer of Hydro-Québec International and Chair of the Board of Hydro-Québec Capitech. In 2005, he also served as Hydro-Québec’s Vice-President, Wholesale Markets, and previously since 1999 as Hydro-Québec’s Vice-President, Wholesale Markets and Project Development. From 1997 to 1999, he was Managing Director, Project Development at Hydro-Québec and from 1991 to 1997, he held the position of Manager, Private Equity Investments – Special Projects at the Caisse de dépôt et placement du Québec.

Michael T. Boychuk was, from July 2009 to June 2015, President of Bimcor Inc., the pension fund investment manager for the Bell Canada group of companies. From 1999 to 2009, he was Senior Vice-President and Treasurer of BCE Inc. and Bell Canada, being responsible for all Treasury and Capital Markets activities of the BCE group of companies and, until 2005, he was also responsible for all mergers and acquisition activities. He joined BCE in 1997 as President and Chief Executive Officer of BCE Capital, the

venture capital arm of BCE Inc. Mr. Boychuk began his career with KPMG (Peat Marwick) and later joined the Montreal Trust Company where he held progressively senior positions until 1993. From 1994 to 1997, he co-founded Manitex Capital Inc., a private equity merchant bank. He currently is a member of the Board of Directors of the Laurentian Bank of Canada (Audit Committee), Fengate (Advisory Board) and GDI Integrated Services (Lead Director, Chair Audit Committee). He is also a member of the Investment Advisory Committee of Nunavut Trust, the McConnell Foundation and the McGill Pension Investment Committee (Chair). Mr. Boychuk is a Governor of McGill University and Chair the University’s Audit Committee. He is also a member of the International Advisory Board of the Faculty of Management of McGill University.

Antoine Bisson-McLernon joined PSP Investments in July 2009 and, since December 7, 2015, is the Managing Director, Private Equity – Americas. Prior to that, he led PSP Investments Natural Resources investment group and sat on the Boards of TimberWest Forest Corp. (Canada), Kaingaroa Timberlands (New Zealand), and X2 Resources (UK). He is also a past Advisory Committee member of Haymarket Financial LLP (UK). Before joining PSP Investments, Mr. McLernon worked in private equity and investment banking.

John P. (Jack) Cashman is currently a director of Mettrum Health Corp (TSXV:MT). He is also a director of Capsos Medical Ltd., and chairman of Aventamed D.A.C., both medical device companies located in Ireland. Until February 1, 2014, he was the Non Executive Chairman of Vectura Group Plc. UlKl (LSE: VEC). From 2002 – 2005 he was the Chairman of Advanced Surgical Concepts Ltd., Ireland, and a director of Bespak Plc. Mr. Cashman is also the former Chairman and joint CEO of R.P. Scherer Corporation.

Colin D. Watson is currently a director of Louisiana Pacific Corp. and COM DEV International Ltd. He was President and CEO of Rogers Cablesystems (1979 – 1996), Spar Aerospace (1996 – 1999) and Vector Aerospace (2003 – 2005). He was also Vice Chairman of Spar Aerospace Limited from 2000 to 2002.

Clare R. Copeland is the Vice Chairman of Falls Management Company, a commercial development and casino in Niagara Falls, Ontario. He held the position of Chairman of Toronto Hydro Corporation, a Canadian electricity provider, from 1999 to May 2013. Between 2000 and 2002, he was Chairman and Chief Executive Officer of OSF Inc., a manufacturer of retail store interiors. He is also on the Boards of RioCan, MDC Corp., Entertainment One and Chesswood Inc. He was President and Chief Executive Officer of People’s Jewellers Corporation (1993 – 1999), Chairman of Sun Media (1997 – 1999), President and CEO of Granada Canada Limited (1984 – 1988) and Chairman of Ontario Place (1987 – 1997). He has also held several senior management positions, including Chief Operating Officer with Zale Corporation (1991 – 1993).

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

Michèle Beck joined Telesat in 1987 as a project engineer in the Broadband Development Group. In 1994, she joined the Canadian Cable Telecommunications Association as Director Engineering and was

subsequently promoted to Vice President in 1996. In March 2006, Ms. Beck returned to Telesat as the Director, Engineering responsible for all satellite service offerings. In 2009, she became Director of North American Enterprise and Government Sales and in January 2013 was promoted to Vice President, North American Sales. She holds a Bachelor of Applied Science, Electrical Engineering from the University of Ottawa.

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

Michael C. Schwartz rejoined Telesat Canada on November 30, 2015 as Senior Vice President, Corporate & Business Development. Prior to that, from January 2013 through November 6, 2015, he served as Senior Vice President, Corporate Strategy and Development with Sprint Corporation, after having served as Vice President, Marketing and Corporate Development of Telesat Canada from February 2007, with a title change to Vice President, Marketing, Corporate Development & Regulatory on December 1, 2007. Mr. Schwartz joined Telesat Canada from SES New Skies, where he served as Senior Vice President of Marketing and Corporate Development, a position he held since March 2006 following the purchase of New Skies Satellites by SES. Prior to that, Mr. Schwartz served in the same position for New Skies Satellites since September 2003. Prior to joining New Skies Satellites, he served as Chief Development and Financial Officer of Terabeam Corporation (Terabeam), responsible for business and corporate development as well as financial operations. Prior to Terabeam, he was a co-founder and President of an Internet infrastructure company, which was sold in December 2000. He also held two senior positions at AT&T Wireless Services, most recently as Vice President of Acquisitions and Development. Mr. Schwartz graduated magna cum laude from Harvard University in physics and magna cum laude from Harvard Law School.

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

During the fiscal year ended December 31, 2015, the aggregate fees paid to the other four directors by us were approximately $337,000.

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

Senior Management Compensation

The aggregate salary and benefits paid by us to Telesat’s senior management for the year ended December 31, 2015 amounted to approximately $6.5 million. The aggregate salary and benefits paid by us to the five highest-paid officers of Telesat for the fiscal year ended December 31, 2015 was approximately $4.6 million.

As a Canadian company that is not a reporting issuer under the securities legislation of any jurisdiction in Canada, Telesat is not required to publicly disclose individual compensation information either as a requirement under its governing statute or under any securities legislation. Telesat does not publicly disclose individual compensation information in Canada.

In addition, the total amounts set aside or accrued by us in 2015 to provide pension, retirement or similar benefits to senior management of Telesat amounted to approximately $3.3 million.

Directors’ and Senior Management’s Indemnity Payments

We have entered into indemnity agreements with Telesat’s directors and members of senior management that may require us to indemnify them against certain liabilities that may arise by reason of their status or service as our directors or members of senior management. No indemnity payments were made to directors and/or senior management in 2015.

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

Committees of the Board

Our board has an Audit Committee, and a Compensation and Corporate Governance Committee.

Audit Committee.

Our Audit Committee is comprised of Messrs. Boychuk, Targoff and Watson. Mr. Watson is the chair of the committee.

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

Compensation and Corporate Governance Committee

Our Compensation and Corporate Governance Committee is comprised of Messrs. Harder, Garant and Dr. Rachesky. Mr. Harder is the chair of the committee.

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

D. Employees.

As of December 31, 2015, Telesat Canada and its subsidiaries had approximately 405 full and part time employees, approximately 3.5% of whom are subject to collective bargaining agreements. Our employee body is primarily comprised of professional engineering, sales and marketing staff, administrative staff and skilled technical workers. Telesat Canada considers its employee relations to be good.

E. Share ownership.

The following table presents information regarding the ownership of certain classes of shares of Telesat Holdings by our directors and senior management as of February 24, 2016.

Name (Title)	Common	Voting Participating Preferred	Non-Voting Participating Preferred	Director Voting Preferred	Percentage of Class
Mark H. Rachesky, M.D.(1)	—	—	—	—	—
Michael B. Targoff	—	—	—	—	—
Hank Intven	—	—	—	—	—
Michael Boychuk	—	—	—	—	—
Daniel Garant	—	—	—	—	—
Antoine Bisson-McLernon	—	—	—	—	—
John P. (Jack) Cashman	—	—	—	820	82%
Colin D. Watson	—	—	—	180	18%
Clare R. Copeland	—	—	—	—	—
V. Peter Harder	—	—	—	—	—
Daniel S. Goldberg	—	—	935,880	—	2.4%
Michèle Beck	—	—	—	—	—
Michel G. Cayouette	—	—	120,749	—	0.3%
Christopher S. DiFrancesco	—	—	—	—	—
Patrick M. Enright	—	—	—	—	—
Thomas E. Eaton, Jr.	—	—	—	—	—
John Flaherty	—	—	—	—	—
Michael C. Schwartz	—	—	383,034	—	1.0%
David N. Wendling	—	—	—	—	—

(1)	Various funds affiliated with MHR Fund Capital Management (“MHR”) hold, as of December 31, 2015, approximately 38.0% of Loral’s outstanding voting common stock and 57.1% of Loral’s total outstanding voting and non-voting common stock. Mark H. Rachesky, M.D., chairman of our board of directors and non-executive chairman of the board of directors of Loral, is the co-founder and president of MHR.

Telesat Holdings Stock Options

In September 2008 and April 2013, Telesat adopted stock incentive plans for certain key employees. The plans provide for the grant of up to 12,923,779 options, 8,824,646 authorized in 2008, 4,036,729 authorized in 2013, and an additional 62,404 authorized in 2015, to purchase non-voting participating preferred shares of Telesat Holdings, convertible into common shares of Telesat Holdings.

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

As at December 31, 2015, there were 5,588,995 options outstanding under both plans (of which 3,344,839 were vested). The weighted-average remaining life of these outstanding options was six years and the weighted average exercise price of the outstanding options granted to senior management is $22.67. There are 252,179 and nil remaining options available for grant under the 2008 and 2013 plans respectively.

In January 2016, the Board approved the purchase for cancellation of up to 25% of the currently outstanding stock options. The cash consideration for this purchase will be paid in the first half of 2016 and is expected to be approximately $25 million.

Item 7. Major Shareholders and Related Party Transactions

A. Major shareholders.

Telesat Interco holds 145 shares of common stock of Telesat Canada, which represents all of the issued and outstanding common stock of Telesat Canada. Telesat Holdings holds 1,100,001 shares of common stock of Telesat Interco, which represents all of the issued and outstanding common stock of Telesat Interco.

The following table sets forth the ownership of shareholders that are the beneficial owners of 5% or more of each class of shares of Telesat Holdings as of February 24, 2016.

Name (Title)	Common (C)	Voting Participating Preferred (VPP)	Non-Voting Participating Preferred (NPP)	Director Voting Preferred (DVP)	Percentage of Class
Red Isle Private Investments Inc.(1)	35,172,218	7,034,444	595,956	—	C: 47.4%
					VPP: 100% NPP: 1.6%
Loral Holdings Corporation(1)(2)	39,080,242	—	35,953,824	—	C: 52.6%
					NPP: 94.0%
John P. (Jack) Cashman	—	—	—	820	DVP: 82%
Colin D. Watson	—	—	—	180	DVP: 18%

(1)	Each of Red Isle’s and Loral’s economic and voting interests on a combined basis taking into account the number and classes of shares owned by each of them are described below.
(2)	Various funds affiliated with MHR hold, as of December 31, 2015, approximately 38.0% of Loral's outstanding voting common stock and 57.1% of Loral's total outstanding voting and non-voting common stock. Mark H. Rachesky, M.D., chairman of our board of directors and non-executive chairman of the board of directors of Loral, is the co-founder and president of MHR.

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

PSP Investments is a Canadian crown corporation established to invest the amounts transferred by the federal government equal to the proceeds of the net contributions since April 1, 2000, for the pension plans of the Public Service, the Canadian Forces and the Royal Canadian Mounted Police, and since March 1, 2007, for the Reserve Force Pension Plan. PSP Investments holds its interest in Telesat Holdings through a wholly-owned subsidiary, Red Isle Private Investments Inc. (“Red Isle”), a corporation organized under the CBCA. Red Isle’s interest in Telesat Holdings is a 35.8% equity interest, a 67.3% voting interest on all matters except for the election of directors, and a 29.4% voting interest for the election of directors. PSP Investments’ principal offices are at 1250 Boulevard René Lévesque West, Suite 900, Montreal, Quebec, Canada, H3B 4W8 and its registered offices are at 440 Laurier Avenue West, Suite 200, Ottawa, Ontario, Canada, K1R 7X6.

Loral is a Delaware corporation and, together with its subsidiaries, is a leading satellite communications company. Loral participates in satellite services operations through its ownership of a 62.8% equity interest in Telesat Holdings and a 32.7% voting interest on all matters. Loral's principal offices are located at 565 Fifth Avenue, 19th Floor, New York, New York 10017. Loral's registered office in the State of Delaware is located at 1209 Orange Street, Wilmington County of New Castle, Delaware 19801. Various funds affiliated with MHR hold, as of December 31, 2015, approximately 38.0% of Loral's outstanding voting common stock and 57.1% of Loral's total outstanding voting and non-voting common stock. Mark H. Rachesky, M.D., chairman of our board of directors and non-executive chairman of the board of directors of Loral, is the co-founder and president of MHR.

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

B. Related party transactions.

Consulting Services Agreement

On October 31, 2007, Loral and Telesat Canada entered into a consulting services agreement (the “Consulting Agreement”). Pursuant to the terms of the Consulting Agreement, Loral provides certain non-exclusive consulting services in relation to the business of Loral Skynet which was transferred to Telesat Canada as part of the Skynet Transaction, as well as with respect to certain aspects of our satellite communications business. The Consulting Agreement had an initial term of seven years and was automatically renewed on October 31, 2014 for an additional seven-year term. In exchange for Loral’s services under the Consulting Agreement, we pay Loral an annual fee of USD $5 million, payable quarterly in arrears on the last day of March, June, September and December of each year during the term of the Consulting Agreement. If the terms of our Senior Secured Credit Facilities or certain other debt obligations prevent us from paying such fees in cash, we can issue junior subordinated promissory notes to Loral in the amount of such payment, with interest on such promissory notes at the rate of 7% per annum, compounded quarterly, from the date of issue of such promissory note to the maturity date thereof.

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

In November, 2015, dividends on the director voting preferred shares were paid for the period November 1, 2014 to October 31, 2015 in the amount of $10,000.

Accession Agreement

Coincident with their exercise of share appreciation rights and receipt of non-voting particpating preferred shares, current members of senior management, Daniel S. Goldberg, Michael Schwartz, and Michel G. Cayouette, as well as a former member of senior management, entered into Accession Agreements pursuant to which they agreed to be bound by certain provisions of the Shareholders Agreement.

Administration Fee

Loral’s employees and retirees participate in certain welfare plans sponsored by Telesat. Loral pays Telesat an annual administrative fee of USD $100,000 and reimburses Telesat for the plan costs attributable to Loral participants.

ViaSat-1

On January 7, 2008 an agreement was entered into between SS/L and ViaSat, Inc. (“ViaSat”) for the construction by SS/L for ViaSat of a high capacity broadband satellite called ViaSat-1 (the “Satellite”). On January 11, 2008, Loral Space & Communications Inc. (“Loral”) and ViaSat entered into a Beam Sharing Agreement (the “Beam Sharing Agreement”) that provides for, among other things, (i) the purchase by Loral of a portion of the Satellite payload providing coverage into Canada (the “Canadian Payload”) and (ii) payment by Loral of a portion of the actual costs of launch and associated services, launch insurance and telemetry, tracking and control services for the Satellite.

On December 31, 2009, Loral entered into a Satellite Capacity and Gateway Service Agreement (the “Xplornet Agreement”) with Barrett Xplore Inc. (which subsequently changed its name to Xplornet Communications Inc. (“Xplornet”)) to provide satellite capacity and gateway service for broadband services in Canada.

On March 1, 2011, Telesat Canada and one of its subsidiaries (“Telesat”) entered into agreements (the “Assignment and Assumption Agreements”) with Loral and one of its subsidiaries pursuant to which Loral assigned to Telesat and Telesat assumed from Loral all of Loral’s rights and obligations with respect to the Canadian payload on the ViaSat-1 satellite, and all related agreements. Under the Assignment and Assumption Agreements, Loral received a fee from Telesat for the assignment and was reimbursed for its net costs incurred through closing of the sale. Loral is entitled to receive one-half of any net revenue earned by Telesat in connection with the sale of any non-geostationary capacity to Telesat’s customers during the first four years after the commencement of service using the non-geostationary capacity. In connection with the sale, Loral also assigned to Telesat the Xplornet Agreement.

In 2015, Telesat paid to Loral, or accrued, approximately $1.2 million pursuant to the above agreements.

Loral Nominee Director

McCarthy Tétrault LLP has acted as Canadian counsel to Loral, Telesat Interco and Telesat Holdings in connection with the Telesat Canada acquisition, and as Canadian counsel to Telesat Canada in respect of the offering of the notes, the exchange offer and other matters, and may act for Telesat Canada, Telesat Interco and Telesat Holdings on other matters in the future. Mr. Hank Intven, counsel with McCarthy Tétrault LLP, is a director of Telesat Canada, Telesat Interco and Telesat Holdings. See “Item 6A. Directors, Senior Management and Employees” for additional information. In 2015, the aggregate amount of expenses incurred by Telesat Canada and its subsidiaries for services received from McCarthy Tétrault LLP was approximately $150,000.

Goldberg, Godles, Wiener & Wright

Henry Goldberg, the father of Daniel Goldberg, the President and Chief Executive Officer of Telesat Canada, is a partner in the law firm Goldberg, Godles, Wiener & Wright, which handles certain matters for Telesat Canada and its subsidiaries. In 2015, the aggregate amount of expenses incurred by Telesat Canada and its subsidiaries for services received was approximately USD $270,000.

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

We are subject to audits by taxing authorities in the various jurisdictions in which we operate. In Brazil, we are currently involved in a number of disputes with the Brazilian tax authorities who have alleged that additional taxes are owing on revenue earned by our Brazilian subsidiaries for the period 2003 to 2012. The disputes relate to the Brazilian tax authorities’ characterization of our revenue. Additional taxes and interest of approximately $32.0 million have been assessed by Brazilian tax authorities and we have challenged those assessments. We believe the likelihood of an unfavorable outcome in these disputes is remote and, as such, no reserve has been established. Loral has agreed to indemnify us with respect to certain of the assessments issued in Brazil.

We have been re-assessed by Canadian tax authorities for income taxes and interest of approximately $16.5 million relating to the deductibility of certain expenses for the 2007 tax year and we are challenging these re-assessments. We believe the likelihood of an unfavorable outcome in this dispute is remote, and as such, no reserve has been established.

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

Dividend Policy

Common Shares

In 2015, no dividends on the common shares were declared. Dividends will be declared subject to the requirements of the CBCA, and paid as permitted by the Senior Secured Credit Facilities and the indenture governing the Senior Notes.

Voting Participating Preferred Shares

In 2015, no dividends on the voting participating preferred shares were declared. Dividends will be declared subject to the requirements of the CBCA, and paid as permitted by the Senior Secured Credit Facilities and the indenture governing the Senior Notes.

Non-Voting Participating Preferred Shares

In 2015, no dividends on the non-voting participating preferred shares were declared. Dividends will be declared subject to the requirements of the CBCA, and paid as permitted by the senior secured facilities and the indenture governing the Senior Notes.

Director Voting Preferred Shares

In November, 2015, dividends on the director voting preferred shares were paid for the period November 1, 2014 to October 31, 2015 in the amount of $10,000. Dividends for future periods will be declared subject to the requirements of the CBCA, and paid as permitted by the Senior Secured Credit Facilities and the indenture governing the Senior Notes.

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

Telesat Holdings Inc.

Register, Entry Number and Purposes.  Telesat Holdings’ Articles of Incorporation are registered with DISED under Certificate No. 436320-5 under the CBCA. There are no restrictions in Telesat Holdings’ Articles of Incorporation on the type of business that it may carry on. Neither Telesat Holdings’ articles nor its by-laws contain a description of its objects and purposes.

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

C. Material contracts.

Set forth below is a list of each material contract, other than contracts entered into in the ordinary course of business, to which Telesat Canada and its subsidiaries is a party, for the two years immediately preceding publication of this Annual Report:

•	Second Supplemental Indenture, dated as of November 13, 2015, with respect to Telesat Canada’s 6.0% Senior Notes due 2017, among Telesat (IOM) Holdings Limited, Telesat International Limited, Telesat Canada, Telesat LLC, as co-issuer, the guarantors party thereto and The Bank of New York Mellon, as Trustee.

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

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

“Disclosure controls and procedures”, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities and Exchange Act of 1934, as amended (“Exchange Act”), are designed to provide reasonable assurance that information required to be disclosed is accumulated and communicated to management in a timely manner. As of December 31, 2015, Telesat conducted an evaluation under the supervision and with the participation of its management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of its disclosure controls and procedures. Based on this evaluation, Telesat’s Chief Executive Officer and Chief Financial Officer concluded that Telesat’s disclosure controls and procedures were effective as of December 31, 2015 to provide reasonable assurance that information required to be disclosed by it in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

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

An evaluation of the effectiveness of Telesat’s internal control over financial reporting was conducted by Telesat’s management, under the supervision and with the participation of Telesat’s Chief Executive Officer and Chief Financial Officer, based on the framework set forth in the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. Based on this evaluation, Telesat’s Chief Executive Officer and Chief Financial Officer have concluded that Telesat’s internal control over financial reporting was effective as of December 31, 2015.

This annual report does not include an attestation report of Telesat’s independent registered public accounting firm regarding internal control over financial reporting. Management’s report on internal control over financial reporting was not subject to attestation by our independent registered public accounting firm pursuant to the exemption for public companies whose public market capitalization is less than USD $75 million in the Dodd-Frank Act signed on July 21, 2010.

Changes in Internal Control over Financial Reporting

During the period covered by this annual report, there have been no changes in Telesat’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

Our Audit Committee is composed of Messrs. Targoff, Boychuk and Watson. Telesat Canada’s board of directors has determined that Mr. Watson is an “audit committee financial expert”. Based upon the listing standards of the Nasdaq, we believe that Mr. Watson is, and Messrs. Targoff and Boychuk are not, considered independent as that term is defined in the Nasdaq listing standards.

Item 16B. Code of Ethics

Telesat Canada has adopted a written code of ethics that applies to all of its employees. A copy of the Code of Business Conduct is available, free of charge, on Telesat Canada’s website located at www.telesat.com. If any amendments are made to this Code of Business Conduct other than technical, administrative, or other non-substantive amendments, or if any waivers, including implicit waivers, from a provision of this Code of Business Conduct are granted to Telesat Canada’s Chief Executive Officer, Chief Financial Officer or other finance executives, Telesat Canada will disclose the nature of the amendment or waiver, its effective date and to whom it applies on its website or in a report on Form 6-K or other similar form filed with the SEC. There were no material amendments to, or waivers of, the Code of Business Conduct during our fiscal year ended December 31, 2015.

Item 16C. Principal Accountant Fees and Services

Deloitte LLP (“Deloitte”) acted as the principal independent registered public accounting firm for Telesat Holdings for the years ended December 31, 2015 and December 31, 2014. Set forth below is a breakdown of fees for services rendered during those years.

	Year Ended December 31, 2015	Year Ended December 31, 2014
	(In thousands of Canadian dollars)
Audit fees	$870	$840
Tax fees	90	90
All other fees	3	54
Total	$963	$984

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

Audit Fees

Audit fees were for professional services rendered by Deloitte for the audit of our annual financial statements and for the reviews of our quarterly financial statements for the years ended December 31, 2015 and 2014. The audit fees also include fees for the audits of our pension plans, and for other miscellaneous audits.

Tax Fees

The 2015 and 2014 tax fees include amounts related to SR&ED services.

All Other Fees

The 2015 and 2014 other fees related to access to on-line accounting research services. In addition, the 2014 other fees also included assistance with due diligence procedures, and consulting services related to the preparation of customer proposal.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

Not applicable.

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements

See our Audited Consolidated Financial Statements beginning at page F-1.

Item 18. Financial Statements

Not applicable.

Item 19. Exhibits

Exhibit No.	Description
1.1	Certificate and Articles of Amalgamation of Telesat Canada, dated as of October 31, 2007(3)
1.2	Telesat Canada Unanimous Shareholder Declaration, dated as of October 31, 2007, by and between Telesat Canada and Telesat Interco Inc.(3)
1.3	By-Law No. 1 of Telesat Canada, dated as of October 31, 2007(3)
1.4	Certificate of Formation, dated September 7, 2007, and Certificate of Amendment to Certificate of Formation, dated October 12, 2007, of Telesat LLC(3)
1.5	Limited Liability Company Agreement of Telesat LLC, dated October 31, 2007(3)
1.6	Articles of Incorporation of Telesat Holdings Inc. (formerly 4363205 Canada Inc.)(2)
1.7	By-Law No. 1 of Telesat Holdings Inc. (formerly 4363205 Canada Inc.)(2)
2.1	Indenture, dated May 14, 2012, with respect to Telesat Canada’s 6.0% Senior Notes due 2017, among Telesat Canada, Telesat LLC, as co-issuer, the guarantors party thereto and The Bank of New York Mellon, as Trustee(7)
2.2	First Supplemental Indenture, dated as of September 13, 2013, with respect to Telesat Canada’s 6.0% Senior Notes due 2017, among Telesat Luxembourg S.à r.l., Telesat Canada, Telesat LLC, as co-issuer, the guarantors party thereto and The Bank of New York Mellon, as Trustee(11)
2.3*	Second Supplemental Indenture, dated as of November 13, 2015, with respect to Telesat Canada’s 6.0% Senior Notes due 2017, among Telesat (IOM) Holdings Limited, Telesat International Limited, Telesat Canada, Telesat LLC, as co-issuer, the guarantors party thereto and The Bank of New York Mellon, as Trustee
4.1	Adjustment Agreement, dated as of October 29, 2007, between Telesat Interco Inc. (formerly 4363213 Canada Inc.), BCE Inc, and Telesat Canada(2)
4.2	Shareholders Agreement, dated as of October 31, 2007, between Public Sector Pension Investment Board, Red Isle Private Investments Inc., Loral Space & Communications Inc., Loral Space & Communications Holdings Corporation, Loral Holdings Corporation, Loral Skynet Corporation, John P. Cashman, Colin D. Watson, Telesat Holdings Inc, (formerly 4363205 Canada Inc.), Telesat Interco Inc. (formerly 4363213 Canada Inc.), Telesat Canada and MHR Fund Management LLC(2)
4.3	Consulting Services Agreement, dated as of October 31, 2007, by and between Loral Space & Communications Inc. and Telesat Canada(2)
4.4	Form of Indemnity Agreement by and among Telesat Canada, Telesat Holdings Inc., Telesat Interco Inc. and Officers and Directors(6)
4.5	Indemnity Agreement dated as of October 31, 2007 by and among Loral Space & Communications Inc., Telesat Canada, Telesat Holdings Inc., Telesat Interco Inc. and Henry (Hank) Intven(2)
4.6	Acknowledgement and Indemnity Agreement, dated as of October 31, 2007, between Loral Space & Communications Inc., Telesat, Telesat Holdings Inc. (formerly 4363205 Canada Inc.), Telesat Interco Inc. (formerly 4363213 Canada Inc.) and McCarthy Tétrault LLP(2)
4.7	Grant Agreement, dated as of May 20, 2011, by and among Telesat Holdings Inc., Telesat Canada, Loral Space & Communications Inc, the Public Sector Pension Investment Board, 4440480 Canada Inc. and Daniel Goldberg(5)

Exhibit No.	Description
4.8	Grant Agreement, dated as of May 31, 2011, by and among Telesat Holdings Inc., Telesat Canada, Loral Space & Communications Inc, the Public Sector Pension Investment Board, 4440480 Canada Inc. and Michel G. Cayouette(5)
4.9	Grant Agreement, dated as of May 31, 2011, by and among Telesat Holdings Inc., Telesat Canada, Loral Space & Communications Inc., the Public Sector Pension Investment Board, 4440480 Canada Inc. and Michael C. Schwartz(5)
4.10	Grant Agreement, dated as of November 18, 2013, by and among Telesat Holdings Inc., Telesat Canada, Loral Space & Communications Inc., the Public Sector Pension Investment Board, 4440480 Canada Inc. and Daniel Goldberg(10)
4.11	Grant Agreement, dated as of November 18, 2013, by and among Telesat Holdings Inc., Telesat Canada, Loral Space & Communications Inc., the Public Sector Pension Investment Board, 4440480 Canada Inc. and Michel G. Cayouette(10)
4.12	Grant Agreement, dated as of November 18, 2013, by and among Telesat Holdings Inc., Telesat Canada, Loral Space & Communications Inc., the Public Sector Pension Investment Board, 4440480 Canada Inc. and Paul D. Bush(10)
4.13	Grant Agreement, dated as of January 28, 2016, by and among Telesat Holdings Inc., Telesat Canada, Loral Space & Communications Inc., the Public Sector Pension Investment Board, 4440480 Canada Inc. and Michael C. Schwartz(12)
4.14	Form of Accession Agreement to the Unanimous Shareholders’ Agreement by and among Telesat Holdings, Inc. and Daniel S. Goldberg, Michel G. Cayouette, Paul Bush and Michael Schwartz(9)
4.15	Credit Agreement, dated as of March 28, 2012, by and among Telesat Holdings, Inc., Telesat Canada, Telesat LLC, the guarantors party thereto, JP Morgan Chase Bank, N.A., as administrative agent, and the other lenders party thereto(6)
4.16	Amendment No. 1, dated as of April 2, 2013, to the Credit Agreement dated as of March 28, 2012, by and among Telesat Holdings Inc., Telesat Canada, Telesat LLC, the guarantors party thereto, JP Morgan Chase Bank, N.A., as administrative agent, and the other lenders party thereto(8)
4.17	Share Purchase Agreement among 4363213 Canada Inc., BCE Inc. and Telesat Canada dated December 16, 2006(1)
4.18	Space Segment Assignment and Assumption Agreement, dated as of March 1, 2011, by and among Telesat IOM Limited and Loral Space & Communications Inc.(4)
4.19	Gateway Facilities Assignment and Assumption Agreement, dated as of March 1, 2011, by and among Telesat Canada, Loral Space & Communications Inc. and Loral Canadian Gateway Corporation(4)
4.20	Barrett Assignment Agreement, dated as of March 1, 2011, by and among Telesat (IOM) Limited and Loral Space & Communications Inc.(4)
4.21	Guarantee Novation Agreement, dated as of August 3, 2012, by and among Loral Space & Communications Inc., MacDonald, Dettwiler and Associates Ltd. and Telesat Canada(9)
8.1*	List of Subsidiaries
12.1*	Section 302 Certification of Chief Executive Officer
12.2*	Section 302 Certification of Chief Financial Officer
13.1*	Section 906 Certification of Chief Executive Officer
13.2*	Section 906 Certification of Chief Financial Officer

(1)	Incorporated by reference from the Current Report on Form 8-K of Loral Space & Communications Inc. filed on December 21, 2006.
(2)	Incorporated by reference from the Current Report on Form 8-K of Loral Space & Communications Inc. filed on November 2, 2007.

(3)	Incorporated by reference from the Form F-4 of Telesat Canada filed on June 5, 2009.
(4)	Incorporated by reference from the Annual Report on Form 20-F of Telesat Canada filed on March 3, 2011.
(5)	Incorporated by reference from the Current Report on Form 8-K of Loral Space & Communications Inc. filed on June 13, 2011.
(6)	Incorporated by reference from the Report of Foreign Issuer on Form 6-K of Telesat Canada filed on March 29, 2012.
(7)	Incorporated by reference from the Report of Foreign Issuer on Form 6-K of Telesat Canada filed on May 14, 2012.
(8)	Incorporated by reference from the Report of Foreign Issuer on Form 6-K of Telesat Holdings Inc. filed on April 2, 2013.
(9)	Incorporated by reference from the Annual Report on Form 20-F of Telesat Holdings Inc. filed on February 21, 2013.
(10)	Incorporated by reference from the Current Report on Form 8-K of Loral Space & Communications Inc. filed on November 20, 2013.
(11)	Incorporated by reference from the Annual Report on Form 20-F of Telesat Holdings Inc. filed on February 24, 2014.
(12)	Incorporated by reference from the Current Report on Form 8-K of Loral Space & Communications Inc. filed on January 29, 2016.
*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Telesat Holdings Inc.

/s/ Daniel S. Goldberg

Name: Daniel S. Goldberg
Title:  President and Chief Executive Officer

Date: February 25, 2016

Telesat Holdings Inc.

Index To Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Telesat Holdings Inc.

We have audited the accompanying consolidated balance sheets of Telesat Holdings Inc. and subsidiaries (the “Company”) as of December 31, 2015 and 2014, and the related consolidated statements of (loss) income, comprehensive (loss) income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and Canadian generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Telesat Holdings Inc. and subsidiaries as of December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Deloitte LLP

Chartered Professional Accountants
Licensed Public Accountants
February 24, 2016
Toronto, Canada

Telesat Holdings Inc.

Consolidated Statements of (Loss) Income
For the year ended December 31

(in thousands of Canadian dollars)	Notes	2015	2014	2013
Revenue	6	$954,907	$922,871	$896,896
Operating expenses	7	(184,279)	(187,789)	(201,062)
		770,628	735,082	695,834
Depreciation		(207,835)	(216,496)	(211,151)
Amortization		(27,902)	(30,825)	(32,659)
Other operating (losses) gains, net	8	(30)	(304)	25,335
Operating income		534,861	487,457	477,359
Interest expense	9	(183,297)	(206,933)	(224,099)
Loss on financing	24	—	—	(18,487)
Interest and other income		4,661	3,056	11,668
Gain on changes in fair value of financial instruments		6,035	48,931	80,928
Loss on foreign exchange		(540,470)	(241,087)	(194,909)
(Loss) income before tax		(178,210)	91,424	132,460
Tax expense	10	(88,729)	(78,220)	(64,367)
Net (loss) income		$(266,939)	$13,204	$68,093

See accompanying notes to the consolidated financial statements

Telesat Holdings Inc.

Consolidated Statements of Comprehensive (Loss) Income
For the year ended December 31

(in thousands of Canadian dollars)	Notes	2015	2014	2013
Net (loss) income		$(266,939)	$13,204	$68,093
Other comprehensive income (loss)
Items that may be reclassified into profit or loss
Foreign currency translation adjustments		44,740	3,793	(1,281)
Items that will not be reclassified into profit or loss
Actuarial gains (losses) on employee benefit plans	29	5,225	(23,346)	21,230
Tax (expense) recovery		(1,425)	5,777	(5,280)
Other comprehensive income (loss)		48,540	(13,776)	14,669
Total comprehensive (loss) income		$(218,399)	$(572)	$82,762

See accompanying notes to the consolidated financial statements

Telesat Holdings Inc.

Consolidated Statements of Changes in Shareholders’ Equity

(in thousands of Canadian dollars)	Notes	Common shares	Preferred shares	Total share capital	Accumulated earnings	Equity-settled employee benefits reserve	Foreign currency translation reserve	Total reserves	Total shareholders’ equity
Balance at January 1, 2013		$340,602	$315,792	$656,394	$373,042	$4,038	$(6,742)	$(2,704)	$1,026,732
Net income		—	—	—	68,093	—	—	—	68,093
Dividends declared on preferred shares	25	—	—	—	(10)	—	—	—	(10)
Issuance of share capital	25	—	266	266	—	—	—	—	266
Other comprehensive income (loss), net of tax expense of $5,280		—	—	—	15,950	—	(1,281)	(1,281)	14,669
Share-based compensation		—	—	—	(1,062)	13,215	—	13,215	12,153
Balance at December 31, 2013		$340,602	$316,058	$656,660	$456,013	$17,253	$(8,023)	$9,230	$1,121,903
Balance at January 1, 2014		$340,602	$316,058	$656,660	$456,013	$17,253	$(8,023)	$9,230	$1,121,903
Net income		—	—	—	13,204	—	—	—	13,204
Dividends declared on preferred shares	25	—	—	—	(20)	—	—	—	(20)
Issuance of share capital	25	—	214	214	—	—	—	—	214
Other comprehensive (loss) income, net of tax recovery of $5,777		—	—	—	(17,569)	—	3,793	3,793	(13,776)
Share-based compensation		—	—	—	—	9,643	—	9,643	9,643
Balance at December 31, 2014		$340,602	$316,272	$656,874	$451,628	$26,896	$(4,230)	$22,666	$1,131,168
Balance at January 1, 2015		$340,602	$316,272	$656,874	$451,628	$26,896	$(4,230)	$22,666	$1,131,168
Net loss		—	—	—	(266,939)	—	—	—	(266,939)
Dividends declared on preferred shares	25	—	—	—	(10)	—	—	—	(10)
Other comprehensive income, net of tax expense of $1,425		—	—	—	3,800	—	44,740	44,740	48,540
Share-based compensation		—	—	—	—	5,369	—	5,369	5,369
Balance at December 31, 2015		$340,602	$316,272	$656,874	$188,479	$32,265	$40,510	$72,775	$918,128

See accompanying notes to the consolidated financial statements

Telesat Holdings Inc.

Consolidated Balance Sheets

(in thousands of Canadian dollars)	Notes	December 31, 2015	December 31, 2014
Assets
Cash and cash equivalents	30	$690,726	$497,356
Trade and other receivables	11	50,781	49,534
Other current financial assets	12	1,186	765
Prepaid expenses and other current assets	13	17,100	17,202
Total current assets		759,793	564,857
Satellites, property and other equipment	6, 16	1,925,265	1,861,015
Deferred tax assets	10	7,791	3,183
Other long-term financial assets	6, 14	40,362	38,442
Other long-term assets	6, 15	13,438	3,170
Intangible assets	6, 17	811,397	820,572
Goodwill	18	2,446,603	2,446,603
Total assets		$6,004,649	$5,737,842
Liabilities
Trade and other payables	19	$44,166	$36,714
Other current financial liabilities	20	36,425	35,633
Other current liabilities	21	80,637	124,145
Current indebtedness	24	87,386	58,822
Total current liabilities		248,614	255,314
Long-term indebtedness	24	3,975,835	3,486,857
Deferred tax liabilities	10	467,971	484,758
Other long-term financial liabilities	22	94,190	60,753
Other long-term liabilities	23	299,911	318,992
Total liabilities		5,086,521	4,606,674
Shareholders’ Equity
Share capital	25	656,874	656,874
Accumulated earnings		188,479	451,628
Reserves		72,775	22,666
Total shareholders’ equity		918,128	1,131,168
Total liabilities and shareholders’ equity		$6,004,649	$5,737,842

See accompanying notes to the consolidated financial statements

Telesat Holdings Inc.

Consolidated Statements of Cash Flows
For the year ended December 31

(in thousands of Canadian dollars)	Notes	2015	2014	2013
			Restated (Note 3)	Restated (Note 3)
Cash flows from operating activities
Net (loss) income		$(266,939)	$13,204	$68,093
Adjustments to reconcile net (loss) income to cash flows from operating activities
Depreciation		207,835	216,496	211,151
Amortization		27,902	30,825	32,659
Tax expense	10	88,729	78,220	64,367
Interest expense		183,297	206,933	224,099
Interest income		(4,543)	(2,711)	(1,288)
Loss on foreign exchange		540,470	241,087	194,909
Gain on changes in fair value of financial instruments		(6,035)	(48,931)	(80,928)
Share-based compensation	28	5,369	9,655	13,517
Impairment reversal on intangible assets	8	—	—	(17,274)
Gain on other post-employment benefit plan amendment	8	—	—	(9,786)
Loss on disposal of assets	8	30	304	1,725
Loss on financing	24	—	—	18,487
Other		(40,164)	(50,657)	(46,430)
Income taxes paid, net of income taxes received	30	(155,023)	(80,799)	(12,569)
Interest paid, net of capitalized interest and interest received	30	(161,914)	(192,897)	(211,141)
Customer prepayments on future satellite services		—	—	32,305
Repurchase of stock options and exercise of share appreciation rights	28	—	—	(1,196)
Operating assets and liabilities	30	3,348	(8,707)	388
Net cash from operating activities		$422,362	$412,022	$481,088
Cash flows used in investing activities
Satellite programs, including capitalized interest		$(183,415)	$(84,591)	$(71,178)
Purchase of other property and equipment		(10,445)	(10,695)	(8,772)
Purchase of intangible assets		(5)	(185)	(6)
Proceeds from sale of assets		—	311	1,081
Net cash used in investing activities		$(193,865)	$(95,160)	$(78,875)
Cash flows used in financing activities
Repayment of indebtedness		$(73,864)	$(70,692)	$(271,448)
Settlement of derivatives		—	(60,824)	(1,219)
Payment of premium on early retirement of indebtedness		—	—	(13,793)
Payment of debt issue costs		—	—	(810)
Proceeds from exercise of stock options		—	202	99
Dividends paid on preferred shares		(10)	(20)	(10)
Satellite performance incentive payments		(6,702)	(5,452)	(4,770)
Net cash used in financing activities		$(80,576)	$(136,786)	$(291,951)
Effect of changes in exchange rates on cash and cash equivalents		$45,449	$18,567	$7,490
Increase in cash and cash equivalents		$193,370	$198,643	$117,752
Cash and cash equivalents, beginning of year		497,356	298,713	180,961
Cash and cash equivalents, end of year	30	$690,726	$497,356	$298,713

See accompanying notes to the consolidated financial statements

Telesat Holdings Inc.

Notes to the 2015 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

1. BACKGROUND OF THE COMPANY

Telesat Holdings Inc. (the “Company” or “Telesat”) is a Canadian corporation. Telesat is a leading global satellite operator providing reliable and secure satellite-delivered communications solutions worldwide to broadcast, telecom, corporate and government customers. The fleet today consists of 15 satellites and the Canadian payload on ViaSat-1 with two other satellites under construction. Telesat also manages the operations of additional satellites for third parties. Telesat is headquartered in Ottawa at 1601 Telesat Court, Ontario, Canada, K1B 5P4, with offices and facilities around the world.

Loral Space and Communications Inc. (“Loral”) and Canada’s Public Sector Pension Investment Board (“PSP Investments”) indirectly held economic interests in Telesat of approximately 63% and 36%, respectively, with the remaining economic interest held by various individuals. Loral indirectly held a voting interest of 33% on all matters including the election of directors. PSP Investments indirectly held a voting interest of 67% on all matters except for the election of directors, and a 29% voting interest for the election of directors. The remaining voting interest of 38% for the election of directors is held by shareholders of the Company’s Director Voting Preferred Shares.

Unless the context states or requires otherwise, references herein to the “financial statements” or similar terms refer to the consolidated financial statements of Telesat Holdings Inc.

On February 24, 2016, these financial statements were approved by the Audit Committee of the Board of Directors and authorized for issue.

2. BASIS OF PRESENTATION

Statement of Compliance

The consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The accounting policies described in Note 4 were consistently applied to all the years presented.

Basis of Consolidation

Subsidiaries

These consolidated financial statements include the results of the Company and subsidiaries controlled by the Company. Control is achieved when the Company has power over an entity, has exposure, or rights to variable returns from its involvement with an entity, and has the ability to use the power over an entity to affect the amount of its return. The most significant subsidiaries are listed in Note 32.

Joint arrangements

A joint operation is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to their share of the assets and revenue, and obligations for the liabilities and expenses, relating to the arrangement.

The Company’s consolidated financial statements include the Company’s share of the assets, liabilities, revenue and expenses of its interest in joint operations.

Telesat Holdings Inc.

Notes to the 2015 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

3. CHANGES IN ACCOUNTING POLICIES

IAS 1, Presentation of the Consolidated Statements of Cash Flows

The Company changed its presentation of the loss on foreign exchange on the consolidated statements of cash flows. The total loss on foreign exchange has been included as an adjustment to reconcile net (loss) income to cash flows from operating activities and the realized portion of the loss on foreign exchange has been included in the respective component of cash flows from operating assets and liabilities and in the effect of changes in exchange rates on cash and cash equivalents.

The change has resulted in the following reclassifications on the consolidated statements of cash flows.

Year ended December 31,	2014	2013
Net cash from operating activities	$(177)	$1,558
Effect of changes in exchange rates on cash and cash equivalents	177	(1,558)

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

For the Company’s non-foreign operations, foreign currency non-monetary assets and liabilities are translated at their historical exchange rates, foreign currency monetary assets and liabilities are translated at the year end exchange rates, and foreign denominated revenue and expenses are translated at the average exchange rates of the month in which the transactions occurred. Gains or losses on translation of these items are recognized as a component of net (loss) income.

Upon consolidation of the Company’s foreign operations that have a functional currency other than the Canadian dollar, assets and liabilities are translated at the year end exchange rate, and revenue and expenses are translated at the average exchange rates of the month in which the transactions occurred. Gains or losses on the translation of foreign subsidiaries are recognized in other comprehensive income (loss).

Cash and Cash Equivalents

All highly liquid investments with an original maturity of three months or less, or which are available upon demand with no penalty for early redemption, are classified as cash and cash equivalents. Cash and cash equivalents are comprised of cash on hand, demand deposits, short-term investments and restricted cash expected to be used within the next twelve months.

Telesat Holdings Inc.

Notes to the 2015 Consolidated Financial Statements
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

Revenue from a contract to sell consulting services is recognized as follows:

•	Consulting revenue for cost-plus contracts is recognized after the work has been completed and accepted by the customer.
•	The percentage of completion method is used for fixed price consulting revenue contracts. Percentage of completion is measured by comparing actual cost incurred to total cost expected.

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

Telesat Holdings Inc.

Notes to the 2015 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

4. SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Below are the estimated useful lives in years of satellites, property and other equipment as of December 31, 2015.

Years
Satellites	12 to 15
Property and other equipment	3 to 30

Construction in progress is not depreciated as depreciation only commences when the asset is ready for its intended use. For satellites, depreciation commences on the day the satellite becomes available for service.

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

The fair value less cost of disposal is the price that would be received to sell an asset or CGU in an orderly transaction between market participants at the measurement date. For the impairment assessment, the fair value is calculated on a recurring basis and is calculated using level 3 of the fair value hierarchy.

An impairment loss is the amount by which the carrying amount of an asset or CGU exceeds its recoverable amount. When an impairment loss subsequently reverses, the carrying amount of the asset (or a

Telesat Holdings Inc.

Notes to the 2015 Consolidated Financial Statements
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

The Company distinguishes intangible assets between assets with finite and indefinite useful lives. Intangible assets with indefinite useful lives are comprised of the Company’s trade name and orbital slots. These assets are carried at cost less any accumulated impairment losses. Finite life intangible assets, which are carried at cost less accumulated amortization and any accumulated impairment losses, consist of revenue backlog, customer relationships, customer contracts, concession rights, transponder rights and patents. Intangible assets with finite lives are amortized over their estimated useful lives using the straight-line method of amortization, except for revenue backlog which is based on the expected period of recognition of the related revenue.

Below are the estimated useful lives in years of the finite life intangible assets as of December 31, 2015.

Years
Revenue backlog	9 to 17
Customer relationships	6 to 21
Customer contracts	5 to 15
Concession rights	1 to 15
Transponder rights	17
Patents	18

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

An impairment test consists of assessing the recoverable amount of an asset, which is the higher of its fair value less costs of disposal and its value in use. For the impairment assessment, fair value is calculated on a recurring basis and is calculated using level 2 or level 3 of the fair value hierarchy, depending upon the valuation approach being utilized.

Orbital Slots

In performing the orbital slot impairment analysis, the Company determines, for each orbital slot, its fair value less costs of disposal and its value in use on an annual basis. The higher of these two amounts is

Telesat Holdings Inc.

Notes to the 2015 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

4. SIGNIFICANT ACCOUNTING POLICIES  – (continued)

determined to be the recoverable amount. To the extent that the recoverable amount is less than the carrying value of the asset, an impairment exists and the asset is written down to its recoverable amount.

The key assumptions used in estimating the recoverable amounts of the orbital slots include:

i)	the market penetration leading to revenue growth;
ii)	the profit margin;
iii)	the duration and profile of the build-up period;
iv)	the estimated start-up costs and losses incurred during the build-up period; and
v)	the discount rate.

Fair value less costs of disposal is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. In order to determine the fair value less costs of disposal, the Company uses either a market or income approach. Under a market approach, the Company measures what an independent third party would pay to purchase the orbital slot by looking to actual market transactions for similar assets. Under an income approach, the fair value is determined to be the sum of the projected discounted cash flows over a discrete period of time in addition to the terminal value.

The value in use amount is the present value of the future cash flows expected to be derived from the asset. The determination of this amount includes projections of cash inflows from the continuing use of the asset and cash outflows that are required to generate the associated cash inflows. These cash inflows are discounted at an appropriate discount rate.

Goodwill

In performing the goodwill impairment analysis, the Company assesses the recoverable amount of goodwill using the income approach as well as the market approach in the determination of the fair value of goodwill at the entity level.

Under the income approach, the sum of the projected discounted cash flows for the next five years, or a longer period if justified by the most recent financial plan approved by management, in addition to a terminal value are used to determine the fair value at the entity level. In this model, significant assumptions used include: revenue, expenses, capital expenditures, working capital, costs of disposal, terminal growth rate and discount rate.

Under the market approach, the fair value at the entity level is determined based on market multiples derived from comparable public companies. As part of this analysis, assumptions are made regarding the comparability of selected companies including revenue, earnings before interest, taxes, depreciation and amortization multiples for valuation purposes, growth rates, size and overall profitability.

Under both approaches, all assumptions used are based on management’s best estimates. The discount rates are consistent with external sources of information.

Trade Name

For the purposes of impairment testing, the fair value of the trade name is determined using an income approach, specifically the relief from royalties method.

Telesat Holdings Inc.

Notes to the 2015 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

4. SIGNIFICANT ACCOUNTING POLICIES  – (continued)

The relief from royalties method is comprised of two major steps:

i)	a determination of the hypothetical royalty rate; and
ii)	the subsequent application of the royalty rate to projected revenue.

In determining the hypothetical royalty rate in the relief from royalties method, the Company considered comparable license agreements, operating earnings benchmark, an excess earnings analysis to determine aggregate intangible asset earnings, and other qualitative factors. The key assumptions used include the tax and discount rates.

Financial Instruments

The Company has used derivative financial instruments to manage its exposure to foreign exchange risk associated with debt denominated in foreign currencies, as well as to reduce its exposure to interest rate risk associated with debt. Currently, the Company does not designate any of its derivative financial instruments as hedging instruments for accounting purposes. All realized and unrealized gains and losses on these derivative financial instruments are recorded in the consolidated statement of (loss) income as part of gain on changes in fair value of financial instruments.

Financial assets and financial liabilities that are classified as held-for-trading (“HFT”) are measured at fair value. The unrealized gains and losses relating to HFT assets and liabilities are recorded in the consolidated statement of (loss) income in the gain on changes in fair value of financial instruments. Loans and receivables and other liabilities are recorded at amortized cost in accordance with the effective interest method.

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

Telesat Holdings Inc.

Notes to the 2015 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

4. SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Employee Benefit Plans

Telesat maintains one contributory and three non-contributory defined benefit pension plans which provide benefits based on length of service and rate of pay. Two of these defined benefit plans were closed to new members in 2013. Telesat is responsible for adequately funding the defined benefit pension plans. Contributions are made based on actuarial cost methods that are permitted by pension regulatory bodies and reflect assumptions about future investment returns, salary projections and future service benefits. Telesat also provides other post-employment and retirement benefits, including health care and life insurance benefits on retirement and various disability plans, workers compensation and medical benefits to former or inactive employees, their beneficiaries and covered dependents, after employment but before retirement, under certain circumstances. In addition, Telesat provides defined contribution pension plans, under certain circumstances, for employees who are not eligible for the defined benefit pension plans. Costs for defined contribution pension plans are recognized as an expense during the year in which the employees have rendered service entitling them to the Company’s contribution.

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

Remeasurements arising from defined benefit pension plans comprise actuarial gains and losses and the return on plan assets (excluding interest). Telesat recognizes them immediately in other comprehensive income (loss), which is included in accumulated earnings, in the year in which they occur.

The current service costs and administration fees not related to asset management are included in operating expenses. The net interest expense (income) on the net defined benefit liability (asset) for the period is calculated by applying the discount rate used to measure the defined benefit obligation at the beginning of the year to the net defined benefit liability (asset) at the beginning of the year while taking into account any changes in the net defined benefit liability (asset) during the year as a result of contributions and benefit payments. The net interest expense (income) is included in interest expense.

The pension expense for 2015 was determined based on membership data as at December 31, 2013. The accrued benefit obligation as at December 31, 2015 was determined based on the membership data as at December 31, 2014, and extrapolated one year based on December 31, 2015 assumptions. For certain Canadian post-retirement benefits, the expense for 2015 was based on membership and eligibility data as at September 30, 2012. For certain American post-retirement benefits, the expense for 2015 was based on membership and eligibility data as at January 1, 2015. The accrued benefit obligation as at December 31, 2015 was determined based on membership data as at January 1, 2015, and extrapolated, based on December 31, 2015 assumptions. The most recent valuation of the pension plans for funding purposes was as of January 1, 2015. The next required valuation for the employee pension plan is as of January 1, 2016 while the pension plan for designated employees is due as of January 1, 2018. Valuations will be performed for both pension plans as of January 1, 2016.

Telesat also provides health care and life insurance benefits for certain retired employees. These benefits are funded primarily on a pay-as-go basis, with the retiree paying a portion of the cost through contributions,

Telesat Holdings Inc.

Notes to the 2015 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

4. SIGNIFICANT ACCOUNTING POLICIES  – (continued)

deductibles and co-insurance provisions. Commencing in 2015, as a result of an amendment to one of the plans, Telesat has contributed to a health reimbursement account instead of providing the health care and life insurance benefits directly to certain retired employees.

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

Income Taxes

Income tax expense, comprised of current and deferred income tax, is recognized in income except to the extent it relates to items recognized in other comprehensive income (loss) or equity, in which case the income tax expense is recognized in other comprehensive income (loss) or equity, respectively.

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

Telesat Holdings Inc.

Notes to the 2015 Consolidated Financial Statements
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

Companies can elect to use either a full or modified retrospective approach when adopting this standard which is effective for annual periods beginning on or after January 1, 2018. The Company is currently evaluating the impact of IFRS 15 on its consolidated financial statements.

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

Leases

IFRS 16, Leases (“IFRS 16”) was issued by the IASB on January 13, 2016, and will replace IAS 17, Leases and related interpretations on leases.

IFRS 16 will require a lessee to recognize a right-of-use asset and lease liability for all leases with a term of more than 12 months. The standard will also require that the depreciation of the leased assets be recorded separately from the interest on the lease liabilities on the statement of income. For lessors, IFRS 16 substantially carries forward the requirements of IAS 17. IFRS 16 also aligns the definition of a lease with the control based approach in IFRS 15.

Companies can elect to use either a retrospective approach with a restatement of comparative information or a retrospective approach with the cumulative effect of initial application shown in retained earnings instead of the restatement of the comparative information.

Telesat Holdings Inc.

Notes to the 2015 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

4. SIGNIFICANT ACCOUNTING POLICIES  – (continued)

The standard is effective for annual periods beginning on or after January 1, 2019. Earlier application of the standard is permitted if it is applied in conjunction with IFRS 15. The Company is currently evaluating the impact of IFRS 16 on its consolidated financial statements.

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

Critical accounting estimates and assumptions

The Company makes accounting estimates and assumptions that affect the carrying value of assets and liabilities, reported net (loss) income and disclosure of contingent assets and liabilities. Estimates and assumptions are based on historical experience, current events and other relevant factors, therefore, actual results may differ and differences could be material.

The accounting estimates and assumptions critical to the determination of the amounts reported in the financial statements were as follows:

Derivative financial instruments measured at fair value

Derivative financial assets and liabilities measured at fair value were $20.2 million and $11.4 million, respectively at December 31, 2015 (December 31, 2014 — $22.6 million and $19.4 million, respectively). Quoted market values are unavailable for the Company’s financial instruments and, in the absence of an active market, the Company determines fair value for financial instruments based on prevailing market rates (bid and ask prices, as appropriate) for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market-based inputs. The determination of fair value is significantly impacted by the assumptions used for the amount and timing of estimated future cash flows and discount rates. As a result, the fair value of financial assets and liabilities and the amount of gain on changes in fair value of financial instruments recorded to net (loss) income could vary.

Telesat Holdings Inc.

Notes to the 2015 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

5. CRITICAL ACCOUNTING JUDGMENTS AND ESTIMATES  – (continued)

Impairment of goodwill

Goodwill represented $2,446.6 million of total assets at December 31, 2015 and December 31, 2014. Determining whether goodwill is impaired requires an estimation of the Company’s value which requires management to estimate the future cash flows expected to arise from operations and to make assumptions regarding economic factors, tax rates and annual growth rates. Actual operating results and the related cash flows of the Company could differ from the estimates used for the impairment analysis.

Impairment of intangible assets

Intangible assets represented $811.4 million of total assets at December 31, 2015 (December 31, 2014 —  $820.6 million). Impairment of intangible assets is tested annually or more frequently if indicators of impairment or reversal of a prior impairment loss exist. The impairment analysis requires the Company to estimate the future cash flows expected to arise from operations and to make assumptions regarding economic factors, discount rates, tax rates and annual growth rates. Significant judgments are made in establishing these assumptions. Actual operating results and the related cash flows of the Company could differ from the estimates used for the impairment analysis.

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

The Company derives revenue from the following services:

•	Broadcast — Direct-to-home television, video distribution and contribution, and occasional use services.
•	Enterprise — Telecommunication carrier and integrator, government, consumer broadband, resource, maritime and aeronautical, retail and satellite operator services.
•	Consulting and other — Consulting services related to space and earth segments, government studies, satellite control services, and research and development.

Telesat Holdings Inc.

Notes to the 2015 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

6. SEGMENT INFORMATION  – (continued)

Revenue derived from the above services were as follows:

Year ended December 31,	2015	2014	2013
Broadcast	$492,633	$468,207	$471,006
Enterprise	434,555	430,217	402,377
Consulting and other	27,719	24,447	23,513
Revenue	$954,907	$922,871	$896,896

Geographic Information

Revenue by geographic regions was based on the point of origin of the revenue (destination of the billing invoice), and was allocated as follows:

Year ended December 31,	2015	2014	2013
Canada	$431,005	$435,761	$446,567
United States	322,679	294,977	276,983
Latin America & Caribbean	88,794	83,024	74,181
Europe, Middle East & Africa	84,877	83,591	81,143
Asia & Australia	27,552	25,518	18,022
Revenue	$954,907	$922,871	$896,896

The Company’s satellites are in geosynchronous orbit. For disclosure purposes, the satellites have been classified based on ownership. Satellites, property and other equipment and intangible assets by geographic regions were allocated as follows with the comparative figures being restated to conform with the geographic regions disclosed in the current year:

As at December 31,	2015	2014
Canada	$1,310,943	$1,479,557
Europe, Middle East & Africa	448,699	193,095
United States	162,269	184,419
All others	3,354	3,944
Satellites, property and other equipment	$1,925,265	$1,861,015

As at December 31,	2015	2014
Canada	$755,380	$770,816
United States	44,315	37,174
All others	11,702	12,582
Intangible assets	$811,397	$820,572

Other long-term financial assets and other long-term assets by geographic regions were allocated as follows:

As at December 31,	2015	2014
Canada	$33,005	$36,509
Europe, Middle East & Africa	5,536	—
All others	1,821	1,933
Other long-term financial assets	$40,362	$38,442

Telesat Holdings Inc.

Notes to the 2015 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

6. SEGMENT INFORMATION  – (continued)

As at December 31	2015	2014
Canada	$12,775	$3,108
All others	663	62
Other long-term assets	$13,438	$3,170

Goodwill was not allocated to geographic regions.

Major Customers

For the year ended December 31, 2015, there were three significant customers each representing more than 10% of consolidated revenue (December 31, 2014 and December 31, 2013 — three customers).

7. OPERATING EXPENSES

Year ended December 31,	2015	2014	2013
Compensation and employee benefits(a)	$65,819	$69,723	$79,051
Other operating expenses(b)	41,947	42,555	43,960
Cost of sales(c)	76,513	75,511	78,051
Operating expenses	$184,279	$187,789	$201,062
(a)	Compensation and employee benefits include salaries, bonuses, commissions, post-employment benefits and charges arising from share-based compensation.
(b)	Other operating expenses include general and administrative expenses, marketing expenses, in-orbit insurance expenses, professional fees and facility costs.
(c)	Cost of sales includes the cost of third-party capacity, the cost of equipment sales and other costs directly attributable to fulfilling the Company’s obligations under customer contracts.

8. OTHER OPERATING (LOSSES) GAINS, NET

Year ended December 31,	2015	2014	2013
Impairment reversal on intangible assets (Note 17)	$—	$—	$17,274
Gain on other post-employment benefit plan amendment (Note 29)	—	—	9,786
Loss on disposal of assets	(30)	(304)	(1,725)
Other operating (losses) gains, net	$(30)	$(304)	$25,335

9. INTEREST EXPENSE

Year ended December 31,	2015	2014	2013
Interest on indebtedness	$182,506	$167,051	$173,522
Interest on derivative instruments	3,721	38,851	46,349
Interest on performance incentive payments	4,362	4,117	4,453
Interest on promissory notes	—	—	66
Interest on employee benefit plans (Note 29)	1,976	1,344	3,070
Capitalized interest (Note 16)	(9,268)	(4,430)	(3,361)
Interest expense	$183,297	$206,933	$224,099

Telesat Holdings Inc.

Notes to the 2015 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

10. INCOME TAXES

Year ended December 31,	2015	2014	2013
Current tax expense	$111,579	$103,388	$50,039
Deferred tax (recovery) expense	(22,850)	(25,168)	14,328
Tax expense	$88,729	$78,220	$64,367

A reconciliation of the statutory income tax rate, which is a composite of Canadian federal and provincial rates, to the effective income tax rate was as follows:

Year ended December 31,	2015	2014	2013
(Loss) income before tax	$(178,210)	$91,424	$132,460
Multiplied by the statutory income tax rates	26.53%	26.52%	26.50%
	(47,279)	24,246	35,102
Income tax recorded at rates different from the Canadian tax rate	1,887	1,704	1,125
Permanent differences	62,025	32,167	24,388
Effect on deferred tax balances due to changes in income tax rates	1,554	—	196
Effect of temporary differences not recognized as deferred tax assets	76,009	23,556	14,121
Previously unrecognized tax losses and credits	(4,392)	(2,425)	(8,443)
Reversal of tax reserve	—	(708)	(2,045)
Other	(1,075)	(320)	(77)
Tax expense	$88,729	$78,220	$64,367
Effective income tax rate	(49.79)%	85.56%	48.59%

The tax effects of temporary differences between the carrying amounts of assets and liabilities for accounting purposes and the amounts used for tax purposes are presented below:

As at December 31,	2015	2014
Deferred tax assets
Foreign tax credit	$9,933	$9,879
Minimum tax credit	1,185	801
Financing charges	5,540	8,871
Unrealized foreign exchange losses	23,709	17,891
Deferred revenue	—	1,159
Loss carry forwards	19,130	4,764
Employee benefits	11,710	12,731
Other	771	1,577
Total deferred tax assets	$71,978	$57,673
Deferred tax liabilities
Capital assets	$(289,988)	$(295,201)
Intangibles	(237,942)	(238,396)
Finance charges	(4,228)	(4,388)
Reserves	—	(1,263)
Total deferred tax liabilities	$(532,158)	$(539,248)
Deferred tax liabilities, net	$(460,180)	$(481,575)

Telesat Holdings Inc.

Notes to the 2015 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

10. INCOME TAXES  – (continued)

Deferred tax assets of $7.8 million (December 31, 2014 — $3.2 million) on the balance sheet relate to the U.S. and United Kingdom tax jurisdictions (December 31, 2014 — U.S. and Brazil tax jurisdiction).

Losses and tax credits

Foreign tax credit

The Company has $11.3 million of foreign tax credits which may only be used to offset taxes payable. The deferred tax assets not recognized in respect of these credits is $1.4 million. These credits will begin to expire in 2016.

Unrealized foreign exchange losses

The Company has recognized deferred tax assets of $19.8 million, and has unrecognized deductible temporary differences of $398 million in relation to the unrealized foreign exchange losses on its U.S. dollar denominated debt financing. The remaining $3.9 million relates to the U.S. tax jurisdiction.

Loss carry forwards

The Company has U.S. tax losses carried forward of $19.9 million which will expire between 2028 and 2031. The Company also has tax losses in the United Kingdom of $61.8 million, principally related to accelerated asset depreciation, that can be carried forward indefinitely.

Brazil tax losses and unrealized foreign exchange losses

The Company has Brazil tax losses carried forward of $7.2 million and $10.7 million of unrealized foreign exchange losses for which no deferred tax assets have been recognized. The unused tax losses have not been recognized as it is not more likely than not that a deferred tax asset can be realized.

Investments in subsidiaries

As at December 31, 2015, the Company had temporary differences of $73.4 million associated with investments in subsidiaries for which no deferred tax liabilities have been recognized, as the Company is able to control the timing of the reversal of these temporary differences and it is not probable that these differences will reverse in the foreseeable future.

11. TRADE AND OTHER RECEIVABLES

As at December 31,	2015	2014
Trade receivables	$48,544	$45,921
Trade receivables due from related parties (Note 33)	119	82
Less: Allowance for doubtful accounts	(3,779)	(3,977)
Net trade receivables	44,884	42,026
Other receivables	5,897	7,412
Other receivables due from related parties (Note 33)	—	96
Trade and other receivables	$50,781	$49,534

Telesat Holdings Inc.

Notes to the 2015 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

11. TRADE AND OTHER RECEIVABLES  – (continued)

Allowance for doubtful accounts

The movement in the allowance for doubtful accounts was as follows:

Year ended December 31,	2015	2014
Allowance for doubtful accounts, beginning of year	$3,977	$2,887
(Reversals) provisions for impaired receivables	(13)	1,711
Receivables written off	(80)	(684)
Impact of foreign exchange	(105)	63
Allowance for doubtful accounts, end of year	$3,779	$3,977

12. OTHER CURRENT FINANCIAL ASSETS

As at December 31,	2015	2014
Security deposits	$1,186	$765
Other current financial assets	$1,186	$765

13. PREPAID EXPENSES AND OTHER CURRENT ASSETS

As at December 31,	2015	2014
Prepaid expenses(a)	$10,536	$11,456
Income tax recoverable	188	146
Inventory(b)	5,933	5,152
Deferred charges(c)	301	300
Other	142	148
Prepaid expenses and other current assets	$17,100	$17,202
(a)	Prepaid expenses are primarily comprised of prepaid satellite in-orbit insurance, prepaid interest on long-term indebtedness and prepaid license fees.
(b)	As at December 31, 2015, inventory consists of $4.7 million of finished goods (December 31, 2014 — $5.0 million) and $1.2 million of work in process (December 31, 2014 — $0.2 million). During the year, $13.1 million was recognized as cost of equipment sales and recorded as an operating expense (December 31, 2014 — $15.5 million, December 31, 2013 — $20.7 million).
(c)	Deferred charges include deferred financing charges relating to the Revolving Credit Facility.

14. OTHER LONG-TERM FINANCIAL ASSETS

As at December 31,	2015	2014
Long-term receivables	$13,672	$15,273
Security deposits	6,455	541
Derivative assets	20,235	22,628
Other long-term financial assets	$40,362	$38,442

Telesat Holdings Inc.

Notes to the 2015 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

15. OTHER LONG-TERM ASSETS

Other long-term assets were allocated as follows with the comparative figures being restated to conform to the categories disclosed in the current year:

As at December 31,	2015	2014
Prepaid expenses	$736	$62
Deferred charges	71	372
Income tax recoverable	12,329	2,434
Other	302	302
Other long-term assets	$13,438	$3,170

16. SATELLITES, PROPERTY AND OTHER EQUIPMENT

	Satellites	Property and other equipment	Assets under construction	Total
Cost at January 1, 2014	$2,848,929	$214,442	$46,178	$3,109,549
Additions	—	2,814	104,887	107,701
Disposals/retirements	—	(2,118)	—	(2,118)
Reclassifications and transfers from assets under construction	—	6,949	(6,949)	—
Impact of foreign exchange	—	1,083	7,375	8,458
Cost at December 31, 2014 and January 1, 2015	$2,848,929	$223,170	$151,491	$3,223,590
Additions	—	1,519	227,885	229,404
Disposals/retirements	—	(2,170)	—	(2,170)
Reclassifications and transfers from assets under construction	315,863	9,155	(325,018)	—
Impact of foreign exchange	48,789	2,001	(6,301)	44,489
Cost at December 31, 2015	$3,213,581	233,675	48,057	3,495,313
Accumulated depreciation and impairment at January 1, 2014	$(1,046,545)	$(100,245)	$—	$(1,146,790)
Depreciation	(200,576)	(15,920)	—	(216,496)
Disposals/retirements	—	1,489	—	1,489
Impact of foreign exchange	—	(778)	—	(778)
Accumulated depreciation and impairment at December 31, 2014 and January 1, 2015	$(1,247,121)	$(115,454)	$—	$(1,362,575)
Depreciation	(191,743)	(16,092)	—	(207,835)
Disposals/retirements	—	2,140	—	2,140
Impact of foreign exchange	(131)	(1,647)	—	(1,778)
Accumulated depreciation and impairment at December 31, 2015	$(1,438,995)	$(131,053)	$—	$(1,570,048)
Net carrying values
At December 31, 2014	$1,601,808	$107,716	$151,491	$1,861,015
At December 31, 2015	$1,774,586	$102,622	$48,057	$1,925,265

Telesat Holdings Inc.

Notes to the 2015 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

16. SATELLITES, PROPERTY AND OTHER EQUIPMENT  – (continued)

Substantially all of the Company’s satellites, property and other equipment have been pledged as security as a requirement of the Company’s Senior Secured Credit Facilities (Note 24).

Borrowing costs

Borrowing costs of $9.3 million were capitalized for the year ended December 31, 2015 (December 31, 2014 — $4.4 million, December 31, 2013 — $3.4 million). The average capitalization rate was 5% (6% in 2014 and 2013), representing the Company’s weighted average cost of debt.

Impairment

No impairment was recognized for the years ended December 31, 2015, 2014 and 2013.

Joint arrangements

Telesat International Limited (“TIL”) and APT entered into agreements relating to the Telstar 18 VANTAGE satellite currently under construction, which are accounted for as a joint operation, whereby TIL’s interest is 42.5%. Telesat (IOM) Limited (“TIOM”) and ViaSat Inc. entered into agreements relating to the ViaSat-1 satellite, which are accounted for as a joint operation, whereby TIOM owns the Canadian payload on the ViaSat-1 Satellite.

17. INTANGIBLE ASSETS

The intangible assets are split between assets with finite and indefinite lives.

The indefinite life intangible assets are summarized below.

	Orbital slots	Trade name	Total indefinite life intangibles
Cost at January 1, 2014	$600,725	$17,000	$617,725
Additions	—	—	—
Disposals/retirements	—	—	—
Impact of foreign exchange	3,121	—	3,121
Cost at December 31, 2014 and January 1, 2015	$603,846	$17,000	$620,846
Additions	—	—	—
Disposals/retirements	—	—	—
Impact of foreign exchange	6,765	—	6,765
Cost at December 31, 2015	$610,611	$17,000	$627,611
Accumulated impairment at January 1, 2014	$(1,100)	$—	$(1,100)
Impairment reversal	—	—	—
Accumulated impairment at December 31, 2014 and January 1, 2015	$(1,100)	$—	$(1,100)
Impairment reversal	—	—	—
Accumulated impairment at December 31, 2015	$(1,100)	$—	$(1,100)
Net carrying values
At December 31, 2014	$602,746	$17,000	$619,746
At December 31, 2015	$609,511	$17,000	$626,511

Telesat Holdings Inc.

Notes to the 2015 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

17. INTANGIBLE ASSETS  – (continued)

The finite life intangible assets are summarized below.

	Revenue backlog	Customer relationships	Customer contracts	Transponder rights	Other	Total finite life intangibles
Cost at January 1, 2014	$268,460	$195,794	$12,688	$16,718	$1,196	$494,856
Additions	—	2,356	170	—	320	2,846
Disposals/retirements	(22,200)	—	—	—	—	(22,200)
Impact of foreign exchange	299	277	—	—	(53)	523
Cost at December 31, 2014 and January 1, 2015	$246,559	$198,427	$12,858	$16,718	$1,463	$476,025
Additions	—	1,285	10,284	—	5	11,574
Disposals/retirements	(1,236)	(1,710)	—	—	—	(2,946)
Impact of foreign exchange	666	805	—	—	(255)	1,216
Cost at December 31, 2015	$245,989	$198,807	$23,142	$16,718	$1,213	$485,869
Accumulated amortization and impairment at January 1, 2014	$(180,918)	$(75,906)	$(1,741)	$(7,244)	$(386)	$(266,195)
Amortization	(17,600)	(11,174)	(998)	(924)	(129)	(30,825)
Disposals/retirements	22,200	—	—	—	—	22,200
Impact of foreign exchange	(304)	(102)	—	—	27	(379)
Accumulated amortization and impairment at December 31, 2014 and January 1, 2015	$(176,622)	$(87,182)	$(2,739)	$(8,168)	$(488)	$(275,199)
Amortization	(14,303)	(11,636)	(876)	(925)	(162)	(27,902)
Disposals/retirements	1,236	1,710	—	—	—	2,946
Impact of foreign exchange	(657)	(314)	—	—	143	(828)
Accumulated amortization and impairment at December 31, 2015	$(190,346)	$(97,422)	$(3,615)	$(9,093)	$(507)	$(300,983)
Net carrying values
At December 31, 2014	$69,937	$111,245	$10,119	$8,550	$975	$200,826
At December 31, 2015	$55,643	$101,385	$19,527	$7,625	$706	$184,886

The total combined indefinite and finite life intangible assets are summarized below.

	As at December 31, 2015			As at December 31, 2014
	Cost	Accumulated amortization and impairment	Net carrying value	Cost	Accumulated amortization and impairment	Net carrying value
Indefinite life intangibles	$627,611	$(1,100)	$626,511	$620,846	$(1,100)	$619,746
Finite life intangibles	485,869	(300,983)	184,886	476,025	(275,199)	200,826
Total intangibles	$1,113,480	$(302,083)	$811,397	$1,096,871	$(276,299)	$820,572

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

Telesat Holdings Inc.

Notes to the 2015 Consolidated Financial Statements
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

The following are the remaining useful lives of the intangible assets:

Years
Revenue backlog	1 to 9
Customer relationships	3 to 13
Transponder rights	9
Customer contracts	5 to 11
Concession rights	1 to 8
Patent	10

All of the Company’s intangible assets have been pledged as security as a requirement of the Company’s Senior Secured Credit Facilities (Note 24).

Impairment

Finite life intangible assets are assessed for impairment at the Company’s CGU level. Indefinite life intangible assets are tested for impairment at the individual asset level. The annual impairment tests for these assets were performed in the fourth quarter of 2015, 2014 and 2013 in accordance with the policy described in Note 4.

In 2013, $17.3 million of the impairment on orbital slots was reversed due to a decrease in the discount rate.

No impairment loss was recognized in 2015, 2014, or 2013.

The recoverable amount, for indefinite life intangible assets, which is equal to the fair value less costs of disposal, was calculated using the following assumptions:

	2015	2014	2013
Discount rate	10.0%	10.0%	10.0%

Some of the more sensitive assumptions used, including the forecasted cash flows and the discount rate, could have yielded different estimates of the recoverable amount. Actual operating results and the related cash flows of the Company could differ from the estimated operating results and related cash flows used in the impairment analysis, and had different estimates been used, it could have resulted in a different fair value.

Telesat Holdings Inc.

Notes to the 2015 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

18. GOODWILL

The Company carries goodwill at its cost of $2,446.6 million with no accumulated impairment losses since acquisition.

Impairment

Goodwill is tested for impairment at the entity level because that represents the lowest level at which goodwill supports the Company’s operations and is monitored internally. The annual impairment test on goodwill was performed in the fourth quarter of 2015, 2014, and 2013 in accordance with the policy described in Note 4. The Company’s recoverable amount exceeded the carrying value therefore no impairment was recognized. The most significant assumptions used in the impairment test were as follows:

	2015	2014	2013
Discount rate	10.0%	10.0%	10.0%
Terminal year growth rate	2.5%	3.0%	3.0%

Some of the more sensitive assumptions used, including the forecasted cash flows and discount rate, could have yielded different estimates of the recoverable amount. Actual operating results and the related cash flows of the Company could differ from the estimated operating results and related cash flows used in the impairment analysis, and had different estimates been used, it could have resulted in a different fair value.

19. TRADE AND OTHER PAYABLES

As at December 31,	2015	2014
Trade payables	$2,821	$3,042
Other payables and accrued liabilities(a)	40,816	33,379
Other payables and accrued liabilities due to related parties (Note 33)	529	293
Trade and other payables	$44,166	$36,714
(a)	Other payables and accrued liabilities include payables that are not trade in nature as well as various operating and capital accruals.

20. OTHER CURRENT FINANCIAL LIABILITIES

As at December 31,	2015	2014
Derivative liabilities	$6,510	$11,533
Security deposits	2,880	2,551
Deferred satellite performance incentive payments	11,011	6,937
Interest payable(a)	11,084	9,213
Other	4,940	5,399
Other current financial liabilities	$36,425	$35,633
(a)	Interest payable includes interest payable on indebtedness, interest payable on deferred satellite performance incentive payments, and interest payable on other current financial liabilities.

21. OTHER CURRENT LIABILITIES

As at December 31,	2015	2014
Deferred revenue	$68,054	$69,112
Decommissioning liabilities (Note 23)	96	121
Uncertain tax positions	1,315	1,315
Income taxes payable	7,934	53,029
Other	3,238	568
Other current liabilities	$80,637	$124,145

Telesat Holdings Inc.

Notes to the 2015 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

22. OTHER LONG-TERM FINANCIAL LIABILITIES

As at December 31,	2015	2014
Derivative liabilities	$4,903	$7,883
Security deposits	551	360
Deferred satellite incentive payments	76,015	50,791
Tax indemnification payable	10,973	—
Other	1,748	1,719
Other long-term financial liabilities	$94,190	$60,753

23. OTHER LONG-TERM LIABILITIES

As at December 31,	2015	2014
Deferred revenue	$255,076	$270,087
Accrued benefit liability (Note 29)	42,762	46,779
Uncertain tax positions	175	175
Decommissioning liabilities(a)	1,628	1,534
Other	270	417
Other long-term liabilities	$299,911	$318,992
(a)	The current and long-term decommissioning liabilities on property and equipment were $1.7 million (December 31, 2014 — $1.7 million). The decommissioning liabilities are for the restoration of leased buildings and teleports. During the 2015 year, $0.1 million (December 31, 2014 — $0.1 million) was recorded as interest expense with no decommissioning liabilities derecognized (December 31, 2014 — $0.1 million). It is expected that the decommissioning liabilities will come to maturity between April 2017 and April 2062.

24. INDEBTEDNESS

As at December 31,	2015	2014
Senior Secured Credit Facilities(a)
Revolving Credit Facility	$—	$—
Term Loan A	375,000	425,000
Term Loan B — U.S. Facility (December 31, 2015 – USD $1,697,742, December 31, 2014 – USD $1,715,199)	2,349,505	1,993,233
Term Loan B — Canadian Facility	136,150	137,550
6.0% Senior Notes (USD $900,000) (b)	1,245,510	1,045,890
	4,106,165	3,601,673
Less: deferred financing costs, interest rate floors, prepayment option and premiums (c)	(42,944)	(55,994)
	4,063,221	3,545,679
Less: current indebtedness	(87,386)	(58,822)
Long-term indebtedness	$3,975,835	$3,486,857

Telesat Holdings Inc.

Notes to the 2015 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

24. INDEBTEDNESS  – (continued)

On March 28, 2012, Telesat Canada entered into a Credit Agreement with a syndicate of banks which provides for the extension of credit under the Senior Secured Credit Facilities as described below. All obligations under the Credit Agreement are guaranteed by the Company and certain of Telesat Canada’s existing subsidiaries (“Guarantors”). The obligations under the Credit Agreement and the guarantees of those obligations are secured, subject to certain exceptions, by first priority liens and security interest in the assets of Telesat Canada and the Guarantors. The Credit Agreement contains covenants that restrict the ability of Telesat Canada and the Guarantors to take specified actions, including, among other things and subject to certain significant exceptions: creating liens, incurring indebtedness, making investments, engaging in mergers, selling property, paying dividends, entering into sale-leaseback transactions, creating subsidiaries, repaying subordinated debt or amending organizational documents. The Credit Agreement requires Telesat Canada to comply with a maximum senior secured leverage ratio. The Credit Agreement also contains customary events of default and affirmative covenants, including an excess cash sweep, that may require the Company to repay a portion of the outstanding principal under the Senior Secured Credit Facilities prior to the stated maturity.

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

On April 2, 2013, Telesat amended its Senior Secured Credit Facilities. The amendment to the Senior Secured Credit Facilities converted $34 million from Canadian to U.S. dollars and decreased the interest rate on the Term Loan B — Canadian Facility (“Canadian TLB Facility”) and the Term Loan B — U.S. Facility (“U.S. TLB Facility”) by 0.50%. The amendment also decreased the interest rate floors on the debt to 0.75% and 1.00% for the U.S. TLB Facility and the Canadian TLB Facility, respectively. While the debt incurrence test and maximum permitted debt test of the Consolidated Total Secured Debt to EBITDA (the “Senior Secured Leverage Ratio”) remained unchanged at 5.00:1.00 and 5.25:1.00, respectively, the permitted leverage ratio to incur first lien debt changed to 4.25:1.00 from the prior 4.00:1.00. Additional debt issue costs of $6.7 million and $0.5 million were incurred with the amendment of the U.S. TLB Facility and Canadian TLB Facility, respectively.

On May 1, 2013, Telesat redeemed all outstanding 12.5% Senior Subordinated Notes at a price equal to 106.25% of the principal amount from cash on-hand. The redemption premiums, along with the deferred financing costs which were capitalized in the carrying value, were expensed resulting in a net loss on financing of $18.5 million.

(a)	The Senior Secured Credit Facilities are secured by substantially all of Telesat’s assets. The Credit Agreement requires Telesat Canada and the Guarantors to comply with a maximum senior secured leverage ratio. At December 31, 2015 and December 31, 2014, Telesat was in compliance with this covenant.

Each tranche of the Senior Secured Credit Facilities is subject to mandatory principal repayment requirements, which, in the initial years, are generally an annual amount representing one quarter of 1% of the initial aggregate principal amount, payable quarterly. The maturity of the Senior Secured Credit Facilities will be accelerated if Telesat Canada’s existing 6.0% Senior Notes due in 2017 or certain refinancing thereof are not repurchased, redeemed, refinanced or deferred before 91 days prior to the maturity date of such notes.

Telesat Holdings Inc.

Notes to the 2015 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

24. INDEBTEDNESS  – (continued)

The Senior Secured Credit Facilities have several tranches which are described below:

(i)	A Revolving Credit Facility (“Revolving Facility”) of up to $140 million in Canadian or U.S. dollars is available to Telesat. This Revolving Facility matures on March 28, 2017 and is available to be drawn at any time. Loans under the Revolving Facility bear interest at a floating rate plus an applicable margin of 2.00% for prime rate and Alternative Base Rate loans and 3.00% for Bankers Acceptance (“BA”) and Eurodollar loans. The Revolving Facility has an unused commitment fee of 50 basis points. As of December 31, 2015, other than $0.1 million (December 31, 2014 — $0.2 million) in drawings related to letters of credit, there were no borrowings under this facility.
(ii)	The Term Loan A Facility (“TLA Facility”) is a $500 million loan maturing on March 28, 2017. Loans under this facility bear interest at a floating rate of the BA plus an applicable margin of 3.00%. Mandatory principal repayments of $50.0 million were made in 2015. The weighted average effective interest rate was 4.36% (December 31, 2014 — 4.60%).
(iii)	The U.S. TLB Facility is a USD $1,746 million loan maturing on March 28, 2019. The outstanding borrowings under the U.S. TLB Facility currently bear interest at a floating rate of LIBOR, but not less than 0.75%, plus an applicable margin of 2.75%. Mandatory principal repayments of $22.5 million were made in 2015. The weighted average effective interest rate was 4.26% (December 31, 2014 — 4.26%).
(iv)	The Canadian TLB Facility is a $140 million loan maturing on March 28, 2019. The outstanding borrowings under the Canadian TLB Facility currently bear interest at a floating rate of the BA borrowing, but not less than 1.00%, plus an applicable margin of 3.25%. Mandatory principal repayments of $1.4 million were made in 2015. The weighted average effective interest rate was 5.18% (December 31, 2014 — 5.37%).
(b)	The Senior Notes bear interest at an annual rate of 6.0% and are due May 15, 2017. The total balance of the Senior Notes is USD $900 million, with USD $700 million issued on May 14, 2012, and an additional USD $200 million issued on October 29, 2012. The Senior Notes include covenants or terms that restrict the Company’s ability to, among other things: (i) incur additional indebtedness, (ii) incur liens, (iii) pay dividends or make certain restricted payments, investments or acquisitions, (iv) enter into certain transactions with affiliates, (v) modify or cancel satellite insurance, (vi) effect mergers with another entity, and (vii) redeem the Senior Notes, without penalty, prior to May 15, 2016, in each case subject to exceptions provided for in the Senior Notes indenture. The weighted average effective interest rate was 5.99% (December 31, 2014 — 5.99%).
(c)	The TLA Facility, U.S. TLB Facility, Canadian TLB Facility and Senior Notes are presented on the balance sheet net of related deferred financing costs of $25.0 million (December 31, 2014 — $34.4 million). The indenture agreement for the Senior Notes contains provisions for certain prepayment options (Note 27) and premiums which were fair valued at the time of debt issuance.

The fair value of the prepayment option related to the 6.0% Senior Notes was allocated to indebtedness at their inception date. The aggregate impact of the prepayment option related to the 6.0% Senior Notes issued on May 14, 2012 and October 29, 2012 was a $5.6 million increase to the indebtedness. This liability is subsequently amortized using the effective interest method and had a carrying amount of $1.8 million at December 31, 2015 (December 31, 2014 — $3.0 million).

The initial fair value impact of the premiums on the 6.0% Senior Notes was an increase to indebtedness of $7.0 million. This liability is subsequently amortized using the effective interest method and had a carrying amount of $2.3 million at December 31, 2015 (December 31, 2014 — $3.9 million).

Telesat Holdings Inc.

Notes to the 2015 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

24. INDEBTEDNESS  – (continued)

The initial fair value impact, in March 2012, of the interest rate floors on the U.S. TLB Facility was a decrease to the indebtedness of $44.3 million. This asset is subsequently amortized using the effective interest method and had a carrying amount of $21.2 million at December 31, 2015 (December 31, 2014 — $27.3 million).

The initial fair value impact, in March 2012, of the interest rate floors on the Canadian TLB Facility was a decrease to the indebtedness of $1.7 million. This asset is subsequently amortized using the effective interest method and had a carrying amount of $0.9 million at December 31, 2015 (December 31, 2014 — $1.1 million).

The short-term and long-term portions of deferred financing costs, interest rate floors, prepayment option and premiums were as follows:

As at December 31,	2015	2014
Short-term deferred financing costs	$9,609	$9,355
Long-term deferred financing costs	15,370	25,093
	$24,979	$34,448
Short-term interest rate floors	$6,479	$6,256
Long-term interest rate floors	15,591	22,175
	$22,070	$28,431
Short-term prepayment option	$(1,266)	$(1,191)
Long-term prepayment option	(516)	(1,797)
	$(1,782)	$(2,988)
Short-term premiums	$(1,649)	$(1,552)
Long-term premiums	(674)	(2,345)
	$(2,323)	$(3,897)
Deferred financing costs, interest rate floors, prepayment option and premiums	$42,944	$55,994

The outstanding balance of indebtedness, excluding deferred financing costs, interest rate floors, prepayment option and premiums will be repaid as follows (in millions of Canadian dollars):

2016	2017	2018	2019	2020 and thereafter	Total
$100.6	$1,571.1	$25.6	$2,408.9	$—	$4,106.2

Telesat Holdings Inc.

Notes to the 2015 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

25. SHARE CAPITAL

The number of shares and stated value of the outstanding shares at December 31, 2015 and 2014 were as follows:

	Number of shares	Stated value
Common Shares	74,252,460	$340,602
Voting Participating Preferred Shares	7,034,444	77,995
Non-Voting Participating Preferred Shares	38,255,423	238,267
Director Voting Preferred Shares	1,000	10
Share capital		$656,874

In January 2013, January 2014, November 2014 and November 2015, dividends were declared and paid on the Director Voting Preferred Shares.

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

There were no changes in the number of shares issued in any class of shares in 2014 or 2015.

The authorized share capital of the Company is comprised of: (i) an unlimited number of Common Shares, Voting Participating Preferred Shares, Non-Voting Participating Preferred Shares, Redeemable Common Shares, and Redeemable Non-Voting Participating Preferred Shares, (ii) 1,000 Director Voting Preferred Shares, and (iii) 325,000 Senior Preferred Shares. None of the Redeemable Common Shares, Redeemable Non-Voting Participating Preferred Shares or Senior Preferred Shares have been issued as at December 31, 2015. The Company’s share-based compensation plans have authorized the grant of up to 12,923,779 options to purchase Non-Voting Participating Preferred Shares (Note 28).

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

Telesat Holdings Inc.

Notes to the 2015 Consolidated Financial Statements
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

Telesat Holdings Inc.

Notes to the 2015 Consolidated Financial Statements
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

26. CAPITAL DISCLOSURES

Telesat is a privately held company. The Company’s financial strategy is designed to maintain compliance with the financial covenant under its Senior Secured Credit Facilities (Note 24), and to maximize returns to its shareholders and other stakeholders. The Company meets these objectives through regular monitoring of the financial covenant and operating results on a quarterly basis. The Company’s overall financial strategy remains unchanged from 2014.

The Company defines its capital as shareholders’ equity (comprising issued share capital, accumulated earnings and excluding reserves) and debt financing (comprising indebtedness and excluding deferred financing costs, prepayment option, interest rate floors and premiums as detailed in Note 24).

The Company’s capital at the end of the year was as follows:

As at December 31,	2015	2014
Shareholders’ equity (excluding reserves)	$845,353	$1,108,502
Debt financing (excluding deferred financing costs, prepayment option, interest rate floors and premiums)	$4,106,165	$3,601,673

The Senior Secured Credit Facilities are secured by substantially all of the Company’s assets, excluding the assets of non-restricted subsidiaries. Under the terms of the Senior Secured Credit Facilities, Telesat Canada and the Guarantors are required to comply with a senior secured leverage ratio covenant. The covenant is based on the Senior Secured Leverage Ratio. At December 31, 2015, the Senior Secured Leverage Ratio was 3.70:1.00 (December 31, 2014 — 3.40:1.00), which was less than the maximum test ratio of 5.25:1.00.

The Company’s operating results are tracked against budget on a monthly basis, and this analysis is reviewed by senior management. The Company partly manages its interest rate risk due to variable interest rate debt through the use of interest rate swaps (Note 27).

27. FINANCIAL INSTRUMENTS

Measurement of Risks

The Company, through its financial assets and liabilities, is exposed to various risks. The following analysis provides a measurement of risks as at December 31, 2015.

Credit risk

Credit risk is the risk that a counterparty to a financial asset will default, resulting in the Company incurring a financial loss. At December 31, 2015, the maximum exposure to credit risk is equal to the carrying value of the financial assets totaling $783.1 million (December 31, 2014 — $586.1 million).

Telesat Holdings Inc.

Notes to the 2015 Consolidated Financial Statements
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

The Company has entered into various cross-currency basis swaps, forward foreign exchange contracts and interest rate swaps. The Company mitigates the credit risk associated with these swaps by entering into them with only high quality financial institutions.

The cross-currency basis swaps, forward foreign exchange contract, and three of the interest rate swaps were settled on October 31, 2014 with an additional interest rate swap settled on June 30, 2015.

The Company has credit evaluation, approval and monitoring processes intended to mitigate potential credit risks. The Company’s standard payment terms are 30 days. Interest at a rate of 1.5% per month, compounded monthly, is typically charged on balances remaining unpaid at the end of the standard payment terms. The Company’s historical experience with customer defaults has been minimal. As a result, the Company considers the credit quality of its North American customers to be high, however due to the additional complexities of collecting from its International customers, the Company considers the credit quality of its International customers to be lower than its North American customers. At December 31, 2015, North American and International customers made up 47% and 53% of the outstanding trade receivable balance, respectively (December 31, 2014 — 48% and 52%, respectively). Anticipated bad debt losses have been provided for in the allowance for doubtful accounts. The allowance for doubtful accounts at December 31, 2015 was $3.8 million (December 31, 2014 — $4.0 million).

Foreign exchange risk

The Company’s operating results are subject to fluctuations as a result of exchange rate variations to the extent that transactions are made in currencies other than Canadian dollars. The Company’s main currency exposures lie in its U.S. dollar denominated cash and cash equivalents, trade and other receivables, trade and other payables and indebtedness with the most significant impact being on the U.S. dollar denominated debt financing. At December 31, 2015, $3,595.0 million of the $4,106.2 million total debt financing (December 31, 2014 — $3,039.1 million of the $3,601.7 million) was the Canadian dollar equivalent of the U.S. dollar denominated debt (before netting of deferred financing costs, premiums, interest rate floors and prepayment option).

In 2007, the Company entered into cross-currency basis swaps to economically hedge the foreign currency risk on a portion of its U.S. dollar denominated debt. These cross-currency basis swaps matured on October 31, 2014.

On September 22, 2014, the Company entered into a forward foreign exchange contract which required the Company to pay $1,036.7 million U.S. dollars to receive $1,141.6 million Canadian dollars. This forward foreign exchange contract was used to fix the exchange rate on the cross currency basis swaps on their maturity date. In 2014, a net loss of $17.8 million was recorded in gain on changes in fair value of financial instruments relating to the initial recognition and subsequent settlement of the forward foreign exchange contract.

As at December 31, 2015, the impact of a 5 percent increase (decrease) in the value of the Canadian dollar against the U.S. dollar on financial assets and liabilities would have decreased (increased) net loss by $159.8 million (December 31, 2014 — $139.2 million) and decreased (increased) other comprehensive (loss) income by $4.0 million (December 31, 2014 — $2.9 million). This analysis assumes that all other variables, in particular interest rates, remain constant.

Telesat Holdings Inc.

Notes to the 2015 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

27. FINANCIAL INSTRUMENTS  – (continued)

Interest rate risk

The Company is exposed to interest rate risk on its cash and cash equivalents and its long-term debt. The interest rate risk on the long-term debt is from a portion of the debt having a variable interest rate. Changes in the interest rates could impact the amount of interest that the Company is required to pay or receive. The Company has entered into interest rate swaps to hedge the interest rate risk associated with the variable interest rates on a portion of the long-term debt. As at December 31, 2015, the Company had one interest rate swap to fix interest on $250.0 million of debt at a fixed rate, excluding applicable margin, of 1.62% and one interest rate swap to fix interest on $300.0 million of U.S. denominated debt at a fixed interest rate, excluding applicable margin, of 1.46% (December 31, 2014 — two interest rate swaps to fix interest on $550.0 million of debt at a weighted average fixed rate, excluding applicable margin, of 1.53% and one interest rate swap to fix interest on $300.0 million of U.S. denominated debt at a fixed rate, excluding applicable margin, of 1.46%). These contracts mature between June 30, 2016 and September 30, 2016. As at December 31, 2015, the fair value of these derivative contracts was a liability of $2.3 million (December 31, 2014 — liability of $2.7 million).

If the interest rates on the unhedged variable rate debt change by 0.25%, excluding the potential impact of interest rate floors, the result would be an increase or decrease to net (loss) income of $4.8 million for the year ended December 31, 2015 (December 31, 2014 — $2.4 million).

Liquidity risk

The Company maintains credit facilities to ensure it has sufficient funds available to meet current and foreseeable financial requirements.

The following were the contractual maturities of financial liabilities as at December 31, 2015:

	Carrying amount	Contractual cash flows (undiscounted)	2016	2017	2018	2019	2020	Thereafter
Trade and other payables	$44,166	$44,166	$44,166	$—	$—	$—	$—	$—
Security deposits	3,431	3,431	2,886	87	197	19	—	242
Deferred satellites performance incentive payments	88,243	120,514	14,867	14,076	14,614	14,007	11,667	51,283
Other financial liabilities	18,017	18,537	5,228	11,894	568	484	363	—
Long-term indebtedness	4,115,714	4,514,016	277,021	1,696,298	112,461	2,428,236	—	—
Interest rate swaps	2,335	2,384	2,384	—	—	—	—	—
	$4,271,906	$4,703,048	$346,552	$1,722,355	$127,840	$2,442,746	$12,030	$51,525

The carrying value of the deferred satellites performance incentive payments and other financial liabilities included $1.2 million and $0.3 million of interest payable, respectively. In addition, the carrying value of the indebtedness included $9.5 million of interest payable.

The contractual cash flows of the deferred satellites performance incentive payments and other financial liabilities included $31.4 million and $0.8 million of interest payments, respectively. In addition, the contractual cash flows of the indebtedness included $407.9 million of interest payments.

Telesat Holdings Inc.

Notes to the 2015 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

27. FINANCIAL INSTRUMENTS  – (continued)

Financial assets and liabilities recorded on the balance sheet and the fair value hierarchy levels used to calculate those values were as follows:

As at December 31, 2015	Loans and receivables	FVTPL	Other financial liabilities	Total	Fair value	Fair value hierarchy
Cash and cash equivalents	$690,726	$—	$—	$690,726	$690,726	Level 1
Trade and other receivables	50,781	—	—	50,781	50,781	(3)
Other current financial assets	1,186	—	—	1,186	1,186	Level 1
Other long-term financial assets(1)	20,127	20,235	—	40,362	40,362	Level 1, Level 2
Trade and other payables	—	—	(44,166)	(44,166)	(44,166)	(3)
Other current financial liabilities	—	(6,510)	(29,915)	(36,425)	(40,718)	Level 2
Other long-term financial liabilities	—	(4,903)	(89,287)	(94,190)	(99,562)	Level 2
Indebtedness(2)	—	—	(4,106,165)	(4,106,165)	(4,069,522)	Level 2
	$762,820	$8,822	$(4,269,533)	$(3,497,891)	$(3,470,913)

As at December 31, 2014	Loans and receivables	FVTPL	Other financial liabilities	Total	Fair value	Fair value hierarchy
Cash and cash equivalents	$497,356	$—	$—	$497,356	$497,356	Level 1
Trade and other receivables	49,534	—	—	49,534	49,534	(3)
Other current financial assets	765	—	—	765	765	Level 1
Other long-term financial assets(1)	15,814	22,628	—	38,442	38,442	Level 1, Level 2
Trade and other payables	—	—	(36,714)	(36,714)	(36,714)	(3)
Other current financial liabilities	—	(11,533)	(24,100)	(35,633)	(37,675)	Level 2
Other long-term financial liabilities	—	(7,883)	(52,870)	(60,753)	(64,126)	Level 2
Indebtedness(2)	—	—	(3,601,673)	(3,601,673)	(3,590,132)	Level 2
	$563,469	$3,212	$(3,715,357)	$(3,148,676)	$(3,142,550)
(1)	The other long-term financial assets classified as fair value through profit or loss were calculated using level 2 of the fair value hierarchy. All other balances were calculated using level 1 of the fair value hierarchy.
(2)	Excludes deferred financing costs, interest rate floors, prepayment option and premiums.
(3)	Trade and other receivables and trade and other payables approximate fair value due to the short-term maturity of these instruments.

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

Telesat Holdings Inc.

Notes to the 2015 Consolidated Financial Statements
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

The carrying amounts of cash and cash equivalents, trade and other receivables, and trade and other payables approximate fair value due to the short-term maturity of these instruments. Included in cash and cash equivalents are $214.0 million (December 31, 2014 — $334.4 million) of short-term investments.

The fair value of the deferred satellites performance incentive payments, included in other current and other long-term financial liabilities, was determined using a discounted cash flow methodology. These calculations are performed on a recurring basis. At December 31, 2015, the discount rate used was 4.6% (December 31, 2014 — 4.7%).

The fair value of the indebtedness was based on transactions and quotations from third parties considering market interest rates and excluding deferred financing costs, interest rate floors, prepayment option and premiums. The calculation of the fair value of the indebtedness is performed on a recurring basis. The rates used were as follows:

As at December 31,	2015	2014
Canadian Term Loan A Facility	99.00%	99.50%
Canadian Term Loan B Facility	98.63%	96.75%
U.S. Term Loan B Facility	98.25%	98.44%
6.0% Senior Notes	100.81%	102.50%

Fair value of derivative financial instruments

Apart from the forward foreign exchange contract, derivatives were valued using a discounted cash flow methodology. The calculations of the fair value of the derivatives are performed on a recurring basis.

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

Telesat Holdings Inc.

Notes to the 2015 Consolidated Financial Statements
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

The discount rates used to discount U.S. dollar cash flows ranged from 0.43% to 1.46% (December 31, 2014 — 0.17% to 1.62%). The discount rates used to discount Canadian dollar cash flows ranged from 0.79% to 0.97% (December 31, 2014 — 1.30% to 1.70%).

The current and long-term portion of the fair value of the Company’s derivative assets and liabilities, at each balance sheet date, and the fair value hierarchy levels used to calculate those fair values were as follows:

As at December 31, 2015	Other long-term financial assets	Other current financial liabilities	Other long-term financial liabilities	Total	Fair value hierarchy
Interest rate swaps	$—	$(2,335)	$—	$(2,335)	Level 2
Interest rate floors	—	(4,175)	(4,903)	(9,078)	Level 2
Prepayment option	20,235	—	—	20,235	Level 2
	$20,235	$(6,510)	$(4,903)	$8,822

As at December 31, 2014	Other long-term financial assets	Other current financial liabilities	Other long-term financial liabilities	Total	Fair value hierarchy
Interest rate swaps	$—	$(2,434)	$(298)	$(2,732)	Level 2
Interest rate floors	—	(9,099)	(7,585)	(16,684)	Level 2
Prepayment option	22,628	—	—	22,628	Level 2
	$22,628	$(11,533)	$(7,883)	$3,212

Telesat Holdings Inc.

Notes to the 2015 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

27. FINANCIAL INSTRUMENTS  – (continued)

The reconciliation of the fair value of derivative assets and liabilities are as follows:

Fair value, December 31, 2013 and January 1, 2014	$(102,724)
Unrealized gains (losses) on derivatives
Interest rate floors	8,090
Prepayment options	(32,725)
Interest rate swaps	19,749
Realized (losses) gains on derivatives
Forward foreign exchange contract	(17,817)
Cross-currency basis swaps	71,634
Net cash paid on settlement
Forward foreign exchange contract	19,297
Cross-currency basis swaps	41,527
Impact of foreign exchange	(3,819)
Fair value, December 31, 2014 and January 1, 2015	$3,212
Unrealized gains (losses) on derivatives
Interest rate floors	10,233
Prepayment options	(5,261)
Interest rate swaps	1,063
Impact of foreign exchange	(425)
Fair value, December 31, 2015	$8,822

Telesat Holdings Inc.

Notes to the 2015 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

28. SHARE-BASED COMPENSATION PLANS

Telesat Holdings Stock Incentive Plans

In September 2008 and April 2013, Telesat adopted share-based compensation plans (the “stock incentive plans”) for certain key employees of the Company and its subsidiaries. The stock incentive plans provide for the grant of up to 12,923,779 options, 8,824,646 authorized in 2008, 4,036,729 authorized in 2013, and an additional 62,404 authorized in 2015, to purchase Non-Voting Participating Preferred Shares of Telesat Holdings Inc., convertible into Common Shares.

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

In January 2016, the Board approved the purchase for cancellation of up to 25% of the currently outstanding stock options. The cash consideration for this purchase will be paid in the first half of 2016 and is expected to be approximately $25 million.

The stock options granted in the current and prior years, and their weighted average fair value were as follows:

	2015	2014	2013
Number of stock options granted	418,606	150,000	3,999,399
Weighted average fair value of options granted	$14.80	$12.05	$8.93

Telesat Holdings Inc.

Notes to the 2015 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

28. SHARE-BASED COMPENSATION PLANS  – (continued)

The movement in the number of stock options outstanding and their weighted average exercise price were as follows:

	Time vesting option plans		Performance vesting option plans
	Number of options	Weighted- average exercise price	Number of options	Weighted- average exercise price
Outstanding at December 31, 2013 and January 1, 2014	3,664,455	$21.72	1,853,623	$18.40
Granted	67,500		82,500
Forfeited	(100,884)		(136,539)
Exercised (Note 25)	(8,256)		(10,010)
Expired	—		—
Outstanding at December 31, 2014 and January 1, 2015	3,622,815	$21.95	1,789,574	$18.94
Granted	380,106		38,500
Forfeited	(239,250)		(2,750)
Exercised	—		—
Expired	—		—
Outstanding at December 31, 2015	3,763,671	$23.65	1,825,324	$19.38

The amounts of stock options exercisable and the weighted average remaining life were as follows:

As at December 31,	2015	2014
Time vesting option plans	2,265,694	1,757,250
Performance vesting option plans	1,079,145	920,134
Weighted-average remaining life	6 years	7 years

The share-based compensation expense included in the consolidated statements of income was as follows:

Year ended December 31,	2015	2014	2013
Operating expenses	$5,369	$9,655	$13,517

The weighted-average assumptions used to determine the share-based compensation expense for stock options using the Black-Scholes option pricing model were as follows:

	2015	2014	2013
Dividend yield	—%	—%	—%
Expected volatility	24.6%	24.8%	25.0%
Risk-free interest rate	1.81%	1.76%	1.74%
Expected life (years)	10	10	10

The expected volatility is based on the historical volatility.

Telesat Holdings Inc.

Notes to the 2015 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

29. EMPLOYEE BENEFIT PLANS

The expenses included on the consolidated statements of (loss) income and the consolidated statements of comprehensive (loss) income were as follows:

	Pension plans			Other post-employment benefit plans
Year ended December 31,	2015	2014	2013	2015	2014	2013
Consolidated statements of (loss) income
Operating expenses	$7,659	$5,426	$6,104	$494	$362	$372
Interest expense	$933	$294	$1,603	$1,043	$1,050	$1,467
Other operating (losses) gains, net	$—	$—	$—	$—	$—	$9,786
Consolidated statements of comprehensive (loss) income
Actuarial (gains) losses on employee benefit plans	$(1,140)	$20,070	$(24,942)	$(4,085)	$3,276	$3,712

In October 2013, the Company ceased allowing new employees to join certain of the defined benefit plans, except under certain circumstances, and commenced a defined contribution pension plan for new employees. The Company made contributions of $0.9 million for various defined contribution arrangements during 2015 (December 31, 2014 — $0.7 million).

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

In January 2013, the Company changed its funding strategy for other post-employment benefits provided to certain retired employees. As a result of this change, the Company recognized a $5.2 million loss in actuarial (gains) losses on the employee benefit plans in the statement of comprehensive (loss) income.

In 2013, there was a change in how certain retired employees would have their health care benefits coordinated with Medicare. As a result of this change, the Company recognized a $2.4 million loss in operating (losses) gains, net in the statement of (loss) income.

In 2013, the Company also announced that effective January 2015 it would cease paying health care and life insurance benefits to certain retired employees and would commence paying an amount into a health reimbursement account for the affected retired employees. As a result of this change in benefits, the Company recognized a $12.2 million gain in other operating (losses) gains, net in the statement of (loss) income.

The balance sheet obligations, which were included on the balance sheets in other long-term liabilities (note 23), were distributed between pension and other post-employment benefits as follows:

As at December 31,	2015	2014
Pension benefits	$19,901	$21,531
Other post-employment benefits	22,861	25,248
	$42,762	$46,779

Telesat Holdings Inc.

Notes to the 2015 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

29. EMPLOYEE BENEFIT PLANS  – (continued)

The amounts recognized in the balance sheets and the funded statuses of the benefit plans were as follows:

	2015		2014
As at December 31,	Pension	Other	Pension	Other
Present value of funded obligations	$268,058	$—	$259,195	$—
Fair value of plan assets	(249,335)	—	(238,911)	—
	$18,723	$—	$20,284	$—
Present value of unfunded obligations	1,178	22,861	1,247	25,248
Accrued benefit liability	$19,901	$22,861	$21,531	$25,248

The changes in the benefit obligations and in the fair value of plan assets were as follows:

December 31, 2015	Pension	Other	Total
Change in benefit obligations
Benefit obligation, January 1, 2015	$260,442	$25,248	$285,690
Current service cost	5,917	494	6,411
Interest expense	10,533	1,043	11,576
Remeasurements
Actuarial gains arising from plan experience	(2,983)	(2,243)	(5,226)
Actuarial gains from change in demographic assumptions	—	(154)	(154)
Actuarial losses (gains) from changes in financial assumptions	1,223	(1,688)	(465)
Benefits paid	(8,761)	(685)	(9,446)
Contributions by plan participants	1,305	8	1,313
Adjustment to obligation for past service cost credit	1,560	—	1,560
Other	—	838	838
Benefit obligation, December 31, 2015	$269,236	$22,861	$292,097
Change in fair value of plan assets
Fair value of plan assets, January 1, 2015	$(238,911)	$—	$(238,911)
Contributions by plan participants	(1,305)	(8)	(1,313)
Contributions by employer	(9,082)	(677)	(9,759)
Interest income	(9,600)	—	(9,600)
Benefits paid	8,761	685	9,446
Remeasurements
Return on plan assets, excluding interest income	620	—	620
Administrative costs	386	—	386
Adjustment to fair value of assets due to past service cost credit	(204)	—	(204)
Fair value of plan assets, December 31, 2015	$(249,335)	$—	$(249,335)
Accrued benefit liability, December 31, 2015	$19,901	$22,861	$42,762

Telesat Holdings Inc.

Notes to the 2015 Consolidated Financial Statements
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

The weighted average duration of the defined benefit obligation as at December 31, 2015 is 16 years for the defined benefit pension plans and 14 years for the other post-employment benefit plans. The weighted average duration of the current service cost as at December 31, 2015 is 27 years for the defined benefit pension plans and 25 years for the other post-employment benefit plans.

The estimated future benefit payments for the defined benefit pension plans and other post-employment benefit plans until 2025 are as follows:

	Pension	Other
2016	$9,185	$923
2017	$9,696	$952
2018	$10,369	$984
2019	$11,152	$1,020
2020	$11,695	$1,058
2021 to 2025	$70,595	$6,740

Benefit payments include obligations to 2025 only as obligations beyond this date are not quantifiable.

Telesat Holdings Inc.

Notes to the 2015 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

29. EMPLOYEE BENEFIT PLANS  – (continued)

The fair value of the plan assets are allocated as follows between the various types of investments:

As at December 31,	2015	2014
Equity securities
Canada	21.5%	21.1%
United States	14.6%	15.0%
International (other than United States)	19.6%	18.5%
Fixed income instruments
Canada	41.7%	42.8%
Cash and cash equivalents
Canada	2.6%	2.6%

Plan assets are valued at the measurement date of December 31 each year.

The investments are made in accordance with the Statement of Investment Policies and Procedures. The Statement of Investment Policies and Procedures is reviewed on an annual basis by the Management Level Pension Fund Investment Committee with approval of the policy being provided by the Audit Committee.

The following are the significant assumptions adopted in measuring the Company’s pension and other benefit obligations:

	Pension	Other	Pension	Other
As at December 31,	2015	2015	2014	2014
Actuarial benefit obligation
Discount rate	4.00%	4.00%	5.00%	3.75% to 5.00%
Benefit costs for the year ended
Discount rate	4.00%	3.75% to 4.00%	5.00%	4.50% to 5.00%
Future salary growth	2.50%	N/A	3.00%	N/A
Health care cost trend rate	N/A	4.50%	N/A	4.50%
Other medical trend rates	N/A	4.50%	N/A	4.50%

For certain Canadian post-retirement benefits, the medical trend rate for drugs was assumed to be 7.0% in 2016, decreasing by 0.25% per annum, to a rate of 4.5% in 2026 and thereafter.

Telesat Holdings Inc.

Notes to the 2015 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

29. EMPLOYEE BENEFIT PLANS  – (continued)

Sensitivity of assumptions

The calculation of the defined benefit obligation is sensitive to the assumptions set out above. The following table summarizes how the impact on the defined benefit obligation as at December 31, 2015 and 2014 would have increased or decreased as a result of the change in the respective assumptions by one percent.

	Pension		Other
As at December 31, 2015	1% increase	1% decrease	1% increase	1% decrease
Discount rate	$(37,222)	$46,173	$(2,714)	$3,370
Future salary growth	$7,865	$(7,951)	N/A	N/A
Medical and dental trend rates	N/A	N/A	$1,658	$(1,364)

	Pension		Other
As at December 31, 2014	1% increase	1% decrease	1% increase	1% decrease
Discount rate	$(35,949)	$46,355	$(3,134)	$3,922
Future salary growth	$8,892	$(7,948)	N/A	N/A
Medical and dental trend rates	N/A	N/A	$2,352	$(1,898)

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

The Company expects to make contributions of $8.4 million to the defined benefit plans and $0.1 million to the defined contribution plan during the next fiscal year.

Telesat Holdings Inc.

Notes to the 2015 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

30. SUPPLEMENTAL CASH FLOW INFORMATION

Cash and cash equivalents were comprised of the following:

As at December 31,	2015	2014	2013
Cash	$476,700	$162,968	$63,816
Short-term investments, original maturity three months or less(1)	214,026	334,388	234,897
Cash and cash equivalents	$690,726	$497,356	$298,713
(1)	Consists of short-term investments with an original maturity of three months or less or which are available upon demand with no penalty for early redemption.

Income taxes paid, net of income taxes received was comprised of the following:

Year ended December 31,	2015	2014	2013
Income taxes paid	$(159,256)	$(83,310)	$(12,569)
Income taxes received	4,233	2,511	—
	$(155,023)	$(80,799)	$(12,569)

Interest paid, net of capitalized interest and interest received was comprised of the following:

Year ended December 31,	2015	2014	2013
Interest paid	$(176,312)	$(200,029)	$(215,674)
Capitalized interest	9,268	4,430	3,361
Interest received	5,130	2,702	1,172
	$(161,914)	$(192,897)	$(211,141)

The net change in operating assets and liabilities shown in the consolidated statements of cash flows was comprised of the following:

As at December 31,	2015	2014	2013
		Restated (Note 3)	Restated (Note 3)
Trade and other receivables	$4,944	$3,821	$16,134
Financial assets	(4,590)	15,534	(2,385)
Other assets	(12,346)	(19)	3,342
Trade and other payables	(4,722)	(2,029)	(3,865)
Financial liabilities	8,396	(7,432)	(1,712)
Other liabilities	11,666	(18,582)	(11,126)
	$3,348	$(8,707)	$388

Telesat Holdings Inc.

Notes to the 2015 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

30. SUPPLEMENTAL CASH FLOW INFORMATION  – (continued)

Non-cash investing and financing activities were comprised of:

Year ended December 31,	2015	2014	2013
Satellites, property and other equipment	$51,587	$16,539	$4,069
Intangible assets	$11,569	$2,661	$1,061

31. COMMITMENTS AND CONTINGENT LIABILITIES

The following is a summary of the Company’s off-balance sheet contractual obligations as at December 31, 2015:

	2016	2017	2018	2019	2020	Thereafter	Total
Operating property leases	$6,573	$5,979	$5,556	$2,022	$481	$1,556	$22,167
Capital commitments	213,734	171,020	28,343	—	—	—	413,097
Other operating commitments	20,968	8,682	7,134	5,390	5,045	4,791	52,010
	$241,275	$185,681	$41,033	$7,412	$5,526	$6,347	$487,274

Operating property leases consist of off-balance sheet contractual obligations for land or building usage, while capital commitments include commitments for capital projects. Other operating commitments consist of third party satellite capacity arrangements as well as other commitments that are not categorized as operating property leases or capital commitments. The Company’s off-balance sheet obligations include the future minimum payments for the expected duration of each respective obligation, which have various terms and expire between 2016 to 2043. The aggregate expense related to operating property lease commitments for the year ended December 31, 2015 was $7.4 million (December 31, 2014 — $7.1 million, December 31, 2013 —  $7.2 million).

The Company has entered into contracts for the construction of two satellites and other capital expenditures. The total outstanding commitments at December 31, 2015 were included in capital commitments.

The Company has agreements with various customers for prepaid revenue on several service agreements which take effect when the spacecraft is placed into service. The Company is responsible for operating and controlling these satellites. As at December 31, 2015, customer prepayments of $323.1 million (December 31, 2014 — $339.2 million), a portion of which is refundable under certain circumstances, were reflected in current and long-term liabilities.

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

Telesat Holdings Inc.

Notes to the 2015 Consolidated Financial Statements
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

In Brazil, the Company is currently involved in a number of disputes with the Brazilian tax authorities who have alleged that additional taxes are owed on revenue earned by the Company for the period 2003 to 2012. The disputes relate to the Brazilian tax authorities’ characterization of the Company’s revenue. Additional taxes and interest of approximately $32.0 million have been assessed by Brazilian tax authorities and the Company has challenged those assessments. The Company believes the likelihood of an unfavorable outcome in these disputes is remote and, as such, no reserve has been established. Loral has agreed to indemnify the Company with respect to certain of the assessments issued in Brazil.

The Company was re-assessed by Canadian tax authorities for income taxes and interest of approximately $16.5 million relating to the deductibility of certain expenses for the 2007 tax year and the Company is challenging these re-assessments. The Company believes the likelihood of an unfavorable outcome in these disputes is remote, and as such, no reserve has been established.

Other than the above, the Company is not aware of any proceedings outstanding or threatened as of the date hereof by or against it or relating to its business which may have, or have had in the recent past, significant effects on the Company’s financial position or profitability.

32. SUBSIDIARIES

The list of significant companies included in the scope of consolidation as at December 31, 2015 was as follows:

Company	Country	Method of Consolidation	% voting rights
Telesat Canada	Canada	Fully consolidated	100
Infosat Communications LP	Canada	Fully consolidated	100
Skynet Satellite Corporation	United States	Fully consolidated	100
Telesat Network Services, Inc.	United States	Fully consolidated	100
The SpaceConnection Inc.	United States	Fully consolidated	100
Telesat Satellite LP	United States	Fully consolidated	100
Infosat Able Holdings, Inc.	United States	Fully consolidated	100
Able Infosat Communications, Inc.	United States	Fully consolidated	100
Telesat Brasil Capacidade de Satélites Ltda.	Brazil	Fully consolidated	100
Telesat (IOM) Limited	Isle of Man	Fully consolidated	100
Telesat International Limited	United Kingdom	Fully consolidated	100

The percentage of voting rights and method of consolidation were the same as at December 31, 2014.

Telesat Holdings Inc.

Notes to the 2015 Consolidated Financial Statements
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

Transactions with subsidiaries

The Company and its subsidiaries regularly engage in inter-group transactions. These transactions include the purchase and sale of satellite services and communication equipment, providing and receiving network and call centre services, access to orbital slots and management services. The transactions have been entered into over the normal course of operations. Any balances and transactions between the Company and its subsidiaries have been eliminated on consolidation and therefore have not been disclosed.

Compensation of executives and Board level directors

Year ended December 31,	2015	2014	2013
Short-term benefits (including salaries)	$7,132	$7,543	$7,293
Special payments(1)	—	980	2,162
Post-employment benefits	3,268	1,922	1,814
Share-based payments(2)	4,674	8,931	12,705
	$15,074	$19,376	$23,974
(1)	In 2012, the Board authorized special payments to certain employees which would be paid over three years subject to certain conditions being met. All special payments were expensed and paid as at December 31, 2014.
(2)	During 2013, 2014 and 2015, the Board authorized the grant of stock options to certain key management personnel pursuant to the stock incentive plan. A total of 3,701,027, 150,000 and 348,606 stock options were granted to key management personnel in 2013, 2014 and 2015, respectively. Share-based payments also include all expenses associated with stock options previously issued under the 2008 stock incentive plan.

Stock option repurchase and exercise of share appreciation rights

In April 2013, a member of senior management exercised 83,204 SARs in relation to the stock options granted under the Company’s stock incentive plan and received 24,638 Non-Voting Participating Preferred Shares.

Defined benefit pension plans

The Company funds certain defined benefit pension plans. Contributions made to the defined benefit pension plans for the year ended December 31, 2015 were $9.1 million (December 31, 2014 — $10.0 million).

Telesat Holdings Inc.

Notes to the 2015 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

33. RELATED PARTY TRANSACTIONS  – (continued)

Transactions with related parties

The Company and certain of its subsidiaries regularly engage in transactions with related parties. The Company’s related parties include Loral and Red Isle. There were no transactions or balances outstanding with Red Isle during any of the years presented.

During the year, the Company and its subsidiaries entered into the following transactions with Loral.

	Sale of goods and services, interest income			Purchase of goods and services, interest expense
Year ended December 31,	2015	2014	2013	2015	2014	2013
Revenue	$129	$215	$—	$—	$—	$—
Operating expenses	—	—	—	7,547	6,663	6,267
Interest expense	—	—	—	—	—	66
Interest and other expenses	—	—	—	—	1,070	—

The following balances were outstanding with Loral at the end of the years presented below:

	Amounts owed by related parties		Amounts owed to related parties
At December 31,	2015	2014	2015	2014
Current receivables/payables	$119	$178	$529	$293

The amounts outstanding are unsecured and will be settled in cash.

34. CONDENSED CONSOLIDATING FINANCIAL INFORMATION

The 6.0% Senior Notes and 12.5% Senior Subordinated Notes, which were fully redeemed on May 1, 2013, were co-issued by Telesat LLC and Telesat Canada, (“the Issuers”) which are 100% owned subsidiaries of Telesat, and were guaranteed fully and unconditionally, on a joint and several basis, by Telesat and the Guarantors.

The condensed consolidating financial information reflects the investments, using the equity method of accounting, of Telesat and Telesat Interco Inc. in the Issuers, of the Issuers in their respective Guarantor and Non-Guarantor subsidiaries, and of the Guarantors in their Non-Guarantor subsidiaries.

The comparative condensed consolidating financial information has been restated to present the financial information of Telesat Interco Inc., separately from the other Guarantors as Telesat Interco Inc. is a parent Guarantor.

A change in accounting policy was made for the presentation of the loss on foreign exchange on the statements of cash flows. For more information on the impact of the change, refer to Note 3.

A restatement of comparative figures, for the issuance and repayment of loans between Telesat, Telesat Canada, Guarantor subsidiaries and Non-Guarantor subsidiaries, is reflected in the statements of cash flows for 2014 and 2013 to conform to the presentation adopted during the current year.

In addition, a restatement of comparative figures was also performed for the treatment of capitalized interest and corresponding depreciation and foreign currency translation adjustment for 2014 and 2013 to conform to the presentation adopted in the current year.

Telesat Holdings Inc.

Notes to the 2015 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

34. CONDENSED CONSOLIDATING FINANCIAL INFORMATION  – (continued)

Condensed Consolidating Statements of (Loss) Income
For the year ended December 31, 2015

	Telesat Holdings Inc.	Telesat Interco Inc.	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non-guarantor subsidiaries	Adjustments	Consolidated
Revenue	$—	$—	$—	$911,712	$140,345	$18,846	$(115,996)	$954,907
Operating expenses	—	—	—	(158,416)	(121,929)	(19,220)	115,286	(184,279)
	—	—	—	753,296	18,416	(374)	(710)	770,628
Depreciation	—	—	—	(175,366)	(32,291)	(80)	(98)	(207,835)
Amortization	—	—	—	(25,825)	(2,077)	—	—	(27,902)
Other operating gains (losses), net	—	—	—	4,999	23,178	—	(28,207)	(30)
Operating income (loss)	—	—	—	557,104	7,226	(454)	(29,015)	534,861
Loss (income) from equity investments	(221,127)	(221,127)	—	8,403	(5,201)	—	439,052	—
Interest expense	—	—	—	(191,510)	(1,014)	(2)	9,229	(183,297)
Interest and other income	—	—	—	3,238	1,392	31	—	4,661
Gain on changes in fair value of financial instruments	—	—	—	6,035	—	—	—	6,035
(Loss) gain on foreign exchange	(3)	—	—	(511,510)	(23,804)	20,870	(26,023)	(540,470)
(Loss) income before tax	(221,130)	(221,127)	—	(128,240)	(21,401)	20,445	393,243	(178,210)
Tax (expense) recovery	—	—	—	(92,887)	4,336	(178)	—	(88,729)
Net (loss) income	$(221,130)	$(221,127)	$—	$(221,127)	$(17,065)	$20,267	$393,243	$(266,939)

Telesat Holdings Inc.

Notes to the 2015 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

34. CONDENSED CONSOLIDATING FINANCIAL INFORMATION  – (continued)

Condensed Consolidating Statements of Comprehensive (Loss) Income
For the year ended December 31, 2015

	Telesat Holdings Inc.	Telesat Interco Inc.	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non-guarantor subsidiaries	Adjustments	Consolidated
Net (loss) income	$(221,130)	$(221,127)	$—	$(221,127)	$(17,065)	$20,267	$393,243	$(266,939)
Other comprehensive income (loss)
Items that may be reclassified into profit or loss
Foreign currency translation adjustments	—	—	—	—	45,310	(2,046)	1,476	44,740
Foreign currency translation reclassified into profit or loss	—	—	—	—	(30,695)	4,672	26,023	—
Other comprehensive income (loss) from equity investments	17,241	17,241	—	17,241	2,626	—	(54,349)	—
Items that will not be reclassified into profit or loss
Actuarial gains on employee benefit plans	—	—	—	4,992	233	—	—	5,225
Tax expense	—	—	—	(1,328)	(97)	—	—	(1,425)
Other comprehensive income from equity investments	3,800	3,800	—	136	—	—	(7,736)	—
Other comprehensive income (loss)	21,041	21,041	—	21,041	17,377	2,626	(34,586)	48,540
Total comprehensive (loss) income	$(200,089)	$(200,086)	$—	$(200,086)	$312	$22,893	$358,657	$(218,399)

Telesat Holdings Inc.

Notes to the 2015 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

34. CONDENSED CONSOLIDATING FINANCIAL INFORMATION  – (continued)

Condensed Consolidating Statements of Income (Loss)
For the year ended December 31, 2014

	Telesat Holdings Inc.	Telesat Interco Inc.	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non-guarantor subsidiaries	Adjustments	Consolidated
Revenue	$—	$—	$—	$855,312	$157,810	$18,212	$(108,463)	$922,871
Operating expenses	—	—	—	(151,264)	(127,227)	(17,761)	108,463	(187,789)
	—	—	—	704,048	30,583	451	—	735,082
Depreciation	—	—	—	(184,870)	(31,350)	(120)	(156)	(216,496)
Amortization	—	—	—	(28,986)	(1,839)	—	—	(30,825)
Other operating (losses) gains, net	—	—	—	(314)	14	(4)	—	(304)
Operating income (loss)	—	—	—	489,878	(2,592)	327	(156)	487,457
Income (loss) from equity investments	8,930	8,930	—	(11,983)	(2,223)	—	(3,654)	—
Interest expense	—	—	—	(210,369)	(632)	(839)	4,907	(206,933)
Interest and other income	—	—	—	627	2,906	—	(477)	3,056
Gain on changes in fair value of financial instruments	—	—	—	48,931	—	—	—	48,931
(Loss) gain on foreign exchange	—	—	—	(240,370)	(9,267)	8,550	—	(241,087)
Income (loss) before tax	8,930	8,930	—	76,714	(11,808)	8,038	620	91,424
Tax expense	—	—	—	(67,784)	(10,190)	(246)	—	(78,220)
Net income (loss)	$8,930	$8,930	$—	$8,930	$(21,998)	$7,792	$620	$13,204

Telesat Holdings Inc.

Notes to the 2015 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

34. CONDENSED CONSOLIDATING FINANCIAL INFORMATION  – (continued)

Condensed Consolidating Statements of Comprehensive (Loss) Income
For the year ended December 31, 2014

	Telesat Holdings Inc.	Telesat Interco Inc.	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non-guarantor subsidiaries	Adjustments	Consolidated
Net income (loss)	$8,930	$8,930	$—	$8,930	$(21,998)	$7,792	$620	$13,204
Other comprehensive (loss) income
Items that may be reclassified into profit or loss
Foreign currency translation adjustments	—	—	—	—	207	3,294	292	3,793
Other comprehensive income from equity investments	3,501	3,501	—	3,501	3,294	—	(13,797)	—
Items that will not be reclassified into profit or loss
Actuarial losses on employee benefit plans	—	—	—	(22,871)	(475)	—	—	(23,346)
Tax recovery	—	—	—	5,589	188	—	—	5,777
Other comprehensive loss from equity investments	(17,569)	(17,569)	—	(287)	—	—	35,425	—
Other comprehensive (loss) income	(14,068)	(14,068)	—	(14,068)	3,214	3,294	21,920	(13,776)
Total comprehensive (loss) income	$(5,138)	$(5,138)	$—	$(5,138)	$(18,784)	$11,086	$22,540	$(572)

Telesat Holdings Inc.

Notes to the 2015 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

34. CONDENSED CONSOLIDATING FINANCIAL INFORMATION  – (continued)

Condensed Consolidating Statements of Income
For the year ended December 31, 2013

	Telesat Holdings Inc.	Telesat Interco Inc.	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non-guarantor subsidiaries	Adjustments	Consolidated
Revenue	$—	$—	$—	$837,358	$152,306	$16,879	$(109,647)	$896,896
Operating expenses	—	—	—	(170,865)	(121,312)	(18,532)	109,647	(201,062)
	—	—	—	666,493	30,994	(1,653)	—	695,834
Depreciation	—	—	—	(179,442)	(31,342)	(211)	(156)	(211,151)
Amortization	—	—	—	(31,262)	(1,358)	(39)	—	(32,659)
Other operating gains (losses), net	—	—	—	15,721	9,733	(119)	—	25,335
Operating income (loss)	—	—	—	471,510	8,027	(2,022)	(156)	477,359
Income (loss) from equity investments	67,696	67,696	—	8,240	(1,962)	—	(141,670)	—
Interest expense	—	—	—	(223,424)	(1,266)	(5)	596	(224,099)
Loss on financing	—	—	—	(18,487)	—	—	—	(18,487)
Interest and other income	—	—	—	11,708	—	2	(42)	11,668
Gain on changes in fair value of financial instruments	—	—	—	80,928	—	—	—	80,928
(Loss) gain on foreign exchange	(1)	—	—	(190,562)	(12,586)	8,240	—	(194,909)
Income (loss) before tax	67,695	67,696	—	139,913	(7,787)	6,215	(141,272)	132,460
Tax (expense) recovery	—	—	—	(72,217)	7,902	(52)	—	(64,367)
Net income	$67,695	$67,696	$—	$67,696	$115	$6,163	$(141,272)	$68,093

Telesat Holdings Inc.

Notes to the 2015 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

34. CONDENSED CONSOLIDATING FINANCIAL INFORMATION  – (continued)

Condensed Consolidating Statements of Comprehensive Income (Loss)
For the year ended December 31, 2013

	Telesat Holdings Inc.	Telesat Interco Inc.	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non-guarantor subsidiaries	Adjustments	Consolidated
Net income	$67,695	$67,696	$—	$67,696	$115	$6,163	$(141,272)	$68,093
Other comprehensive income (loss)
Items that may be reclassified into profit or loss
Foreign currency translation adjustments	—	—	—	—	(908)	(382)	9	(1,281)
Other comprehensive loss from equity investments	(1,290)	(1,290)	—	(1,290)	(382)	—	4,252	—
Items that will not be reclassified into profit or loss
Actuarial gains (losses) on employee benefit plans	—	—	—	25,360	(4,130)	—	—	21,230
Tax (expense) recovery	—	—	—	(6,754)	1,474	—	—	(5,280)
Other comprehensive income (loss) from equity investments	15,950	15,950	—	(2,656)	—	—	(29,244)	—
Other comprehensive income (loss)	14,660	14,660	—	14,660	(3,946)	(382)	(24,983)	14,669
Total comprehensive income (loss)	$82,355	$82,356	$—	$82,356	$(3,831)	$5,781	$(166,255)	$82,762

Telesat Holdings Inc.

Notes to the 2015 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

34. CONDENSED CONSOLIDATING FINANCIAL INFORMATION  – (continued)

Condensed Consolidating Balance Sheets
As at December 31, 2015

	Telesat Holdings Inc.	Telesat Interco Inc.	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non-guarantor subsidiaries	Adjustments	Consolidated
Assets
Cash and cash equivalents	$—	$—	$—	$623,931	$63,656	$3,139	$—	$690,726
Trade and other receivables	—	—	—	36,543	13,284	954	—	50,781
Other current financial assets	—	—	—	94	1,073	19	—	1,186
Intercompany receivables	—	—	—	355,022	103,230	184,766	(643,018)	—
Prepaid expenses and other current assets	—	—	—	12,140	4,920	40	—	17,100
Total current assets	—	—	—	1,027,730	186,163	188,918	(643,018)	759,793
Satellites, property and other equipment	—	—	—	1,310,977	598,604	—	15,684	1,925,265
Deferred tax assets	—	—	—	—	8,569	261	(1,039)	7,791
Other long-term financial assets	—	—	—	33,005	6,800	557	—	40,362
Other long-term assets	—	—	—	12,484	954	—	—	13,438
Intangible assets	—	—	—	754,239	57,158	—	—	811,397
Investment in affiliates	965,084	965,084	—	1,461,718	45,576	—	(3,437,462)	—
Goodwill	—	—	—	2,078,056	343,876	24,671	—	2,446,603
Total assets	$965,084	$965,084	$—	$6,678,209	$1,247,700	$214,407	$(4,065,835)	$6,004,649
Liabilities
Trade and other payables	$—	$—	$—	$9,562	$33,805	$799	$—	$44,166
Other current financial liabilities	—	—	—	31,648	3,620	1,157	—	36,425
Intercompany payables	30,507	—	—	194,551	415,456	2,504	(643,018)	—
Other current liabilities	—	—	—	79,056	1,387	194	—	80,637
Current indebtedness	—	—	—	87,386	—	—	—	87,386
Total current liabilities	30,507	—	—	402,203	454,268	4,654	(643,018)	248,614
Long-term indebtedness	—	—	—	3,975,835	—	—	—	3,975,835
Deferred tax liabilities	—	—	—	469,010	—	—	(1,039)	467,971
Other long-term financial liabilities	—	—	—	64,400	29,432	358	—	94,190
Other long-term liabilities	—	—	—	279,229	20,682	—	—	299,911
Total liabilities	30,507	—	—	5,190,677	504,382	5,012	(644,057)	5,086,521
Shareholders’ equity	934,577	965,084	—	1,487,532	743,318	209,395	(3,421,778)	918,128
Total liabilities and shareholders’ equity	$965,084	$965,084	$—	$6,678,209	$1,247,700	$214,407	$(4,065,835)	$6,004,649

Telesat Holdings Inc.

Notes to the 2015 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

34. CONDENSED CONSOLIDATING FINANCIAL INFORMATION  – (continued)

Condensed Consolidating Balance Sheets
As at December 31, 2014

	Telesat Holdings Inc.	Telesat Interco Inc.	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non-guarantor subsidiaries	Adjustments	Consolidated
Assets
Cash and cash equivalents	$—	$—	$—	$450,280	$44,188	$2,888	$—	$497,356
Trade and other receivables	—	—	—	31,419	16,497	1,618	—	49,534
Other current financial assets	—	—	—	25	687	53	—	765
Intercompany receivables	—	—	—	366,317	174,888	167,251	(708,456)	—
Prepaid expenses and other current assets	—	—	—	12,099	4,987	127	(11)	17,202
Total current assets	—	—	—	860,140	241,247	171,937	(708,467)	564,857
Satellites, property and other equipment	—	—	—	1,479,324	374,172	378	7,141	1,861,015
Deferred tax assets	—	—	—	—	3,183	—	—	3,183
Other long-term financial assets	—	—	—	36,509	1,466	467	—	38,442
Other long-term assets	—	—	—	2,817	1,080	134	(861)	3,170
Intangible assets	—	—	—	769,780	50,792	—	—	820,572
Investment in affiliates	1,154,518	1,154,518	—	1,244,606	25,266	261	(3,579,169)	—
Goodwill	—	—	—	2,078,056	343,876	24,671	—	2,446,603
Total assets	$1,154,518	$1,154,518	$—	$6,471,232	$1,041,082	$197,848	$(4,281,356)	$5,737,842
Liabilities
Trade and other payables	$—	$—	$—	$13,838	$21,528	$1,348	$—	$36,714
Other current financial liabilities	—	—	—	32,539	1,705	1,389	—	35,633
Intercompany payables	30,491	—	—	226,280	413,455	38,230	(708,456)	—
Other current liabilities	—	—	—	120,951	3,203	—	(9)	124,145
Current indebtedness	—	—	—	58,820	2	—	—	58,822
Total current liabilities	30,491	—	—	452,428	439,893	40,967	(708,465)	255,314
Long-term indebtedness	—	—	—	3,486,857	—	—	—	3,486,857
Deferred tax liabilities	—	—	—	485,619	—	—	(861)	484,758
Other long-term financial liabilities	—	—	—	54,698	5,964	91	—	60,753
Other long-term liabilities	—	—	—	314,665	4,321	6	—	318,992
Total liabilities	30,491	—	—	4,794,267	450,178	41,064	(709,326)	4,606,674
Shareholders’ equity	1,124,027	1,154,518	—	1,676,965	590,904	156,784	(3,572,030)	1,131,168
Total liabilities and shareholders’ equity	$1,154,518	$1,154,518	$—	$6,471,232	$1,041,082	$197,848	$(4,281,356)	$5,737,842

Telesat Holdings Inc.

Notes to the 2015 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

34. CONDENSED CONSOLIDATING FINANCIAL INFORMATION  – (continued)

Condensed Consolidating Statements of Cash Flows
For the year ended December 31, 2015

	Telesat Holdings Inc.	Telesat Interco Inc.	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non-guarantor subsidiaries	Adjustments	Consolidated
Cash flows from operating activities
Net (loss) income	$(221,130)	$(221,127)	$—	$(221,127)	$(17,065)	$20,267	$393,243	$(266,939)
Adjustments to reconcile net (loss) income to cash flows from operating activities
Depreciation	—	—	—	175,366	32,291	80	98	207,835
Amortization	—	—	—	25,825	2,077	—	—	27,902
Tax expense (recovery)	—	—	—	92,887	(4,336)	178	—	88,729
Interest expense	—	—	—	191,510	1,014	2	(9,229)	183,297
Interest income	—	—	—	(3,417)	(1,093)	(33)	—	(4,543)
Loss (gain) on foreign exchange	3	—	—	511,510	23,804	(20,870)	26,023	540,470
Gain on changes in fair value of financial instruments	—	—	—	(6,035)	—	—	—	(6,035)
Share-based compensation	—	—	—	3,760	1,609	—	—	5,369
Loss from equity investments	221,127	221,127	—	(8,403)	5,201	—	(439,052)	—
Loss (gain) on disposal of assets	—	—	—	(4,999)	(23,178)	—	28,207	30
Other	—	—	—	(39,976)	(173)	(15)	—	(40,164)
Income taxes paid, net of income taxes received	—	—	—	(154,165)	(782)	(76)	—	(155,023)
Interest paid, net of capitalized interest and interest received	—	—	—	(171,596)	421	32	9,229	(161,914)
Operating assets and liabilities	—	—	—	(19,838)	22,114	362	710	3,348
Net cash from (used in) operating activities	$—	$—	$—	$371,302	$41,904	$(73)	$9,229	$422,362
Cash flows used in investing activities
Satellite programs, including capitalized interest	$—	$—	$—	$—	$(174,186)	$—	$(9,229)	$(183,415)
Purchase of other property and equipment	—	—	—	(6,650)	(3,795)	—	—	(10,445)
Purchase of intangible assets	—	—	—	—	(5)	—	—	(5)
Repayment of loans receivable from affiliates	—	—	—	19,900	—	—	(19,900)	—
Loans receivable from affiliates	—	—	—	(1,646)	—	—	1,646	—
Return of capital to shareholder	—	—	—	6,300	—	—	(6,300)	—
Investment in affiliates	—	—	—	(185,703)	—	—	185,703	—
Net cash used in investing activities	$—	$—	$—	$(167,799)	$(177,986)	$—	$151,920	$(193,865)
Cash flows (used in) from financing activities
Repayment of indebtedness	$—	$—	$—	$(73,864)	$—	$—	$—	$(73,864)
Dividends paid on preferred shares	(10)	—	—	—	—	—	—	(10)
Satellite performance incentive payments	—	—	—	(6,624)	(78)	—	—	(6,702)
Repayment of loans payable to affiliates	—	—	—	—	(19,900)		19,900	—
Loans payable to affiliates	10	—	—	—	1,627	9	(1,646)	—
Return of capital to shareholder	—	—	—	—	(6,300)	—	6,300	—
Proceeds from issuance of share capital	—	—	—	—	185,703	—	(185,703)	—
Net cash (used in) from financing activities	$—	$—	$—	$(80,488)	$161,052	$9	$(161,149)	$(80,576)
Effect of changes in exchange rates on cash and cash equivalents	$—	$—	$—	$50,636	$(5,502)	$315	$—	$45,449
Increase in cash and cash equivalents	$—	$—	$—	$173,651	$19,468	$251	$—	$193,370
Cash and cash equivalents, beginning of year	—	—	—	450,280	44,188	2,888	—	497,356
Cash and cash equivalents, end of year	$—	$—	$—	$623,931	$63,656	$3,139	$—	$690,726

Telesat Holdings Inc.

Notes to the 2015 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

34. CONDENSED CONSOLIDATING FINANCIAL INFORMATION  – (continued)

Condensed Consolidating Statements of Cash Flows
For the year ended December 31, 2014

	Telesat Holdings Inc.	Telesat Interco Inc.	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non-guarantor subsidiaries	Adjustments	Consolidated
Cash flows (used in) from operating activities
Net income (loss)	$8,930	$8,930	$—	$8,930	$(21,998)	$7,792	$620	$13,204
Adjustments to reconcile net income (loss) to cash flows (used in) from operating activities
Depreciation	—	—	—	184,870	31,350	120	156	216,496
Amortization	—	—	—	28,986	1,839	—	—	30,825
Tax expense	—	—	—	67,784	10,190	246	—	78,220
Interest expense	—	—	—	210,369	632	839	(4,907)	206,933
Interest income	—	—	—	(2,205)	(278)	(705)	477	(2,711)
Loss (gain) on foreign exchange	—	—	—	240,370	9,267	(8,550)	—	241,087
Gain on changes in fair value of financial instruments	—	—	—	(48,931)	—	—	—	(48,931)
Share-based compensation	—	—	—	8,704	1,314	(363)	—	9,655
(Income) loss from equity investments	(8,930)	(8,930)	—	11,983	2,223	—	3,654	—
Loss (gain) on disposal of assets	—	—	—	314	(14)	4	—	304
Other	—	—	—	(48,900)	(1,616)	(141)	—	(50,657)
Income taxes paid, net of income taxes received	—	—	—	(78,520)	(2,103)	(176)	—	(80,799)
Interest paid, net of capitalized interest and interest received	—	—	—	(197,182)	(12)	(133)	4,430	(192,897)
Operating assets and liabilities	(202)	—	—	(34,422)	17,680	8,237	—	(8,707)
Net cash (used in) from operating activities	$(202)	$—	$—	$352,150	$48,474	$7,170	$4,430	$412,022
Cash flows used in investing activities
Satellite programs, including capitalized interest	$—	$—	$—	$—	$(80,161)	$—	$(4,430)	$(84,591)
Purchase of other property and equipment	—	—	—	(8,762)	(1,846)	(87)	—	(10,695)
Purchase of intangible assets	—	—	—	—	(185)	—	—	(185)
Proceeds from sale of assets	—	—	—	311	—	—	—	311
Repayment of loans receivable from affiliates	—	—	—	12,300	—	63	(12,363)	—
Loans receivable from affiliates	—	—	—	(2,008)	—	(5,793)	7,801	—
Return of capital to shareholder	—	—	—	6,503	—	—	(6,503)	—
Investment in affiliates	—	—	—	(83,071)	—	—	83,071	—
Net cash used in investing activities	$—	$—	$—	$(74,727)	$(82,192)	$(5,817)	$67,576	$(95,160)
Cash flows from (used in) financing activities
Repayment of indebtedness	$—	$—	$—	$(70,692)	$—	$—	$—	$(70,692)
Settlement of derivatives	—	—	—	(60,824)	—	—	—	(60,824)
Proceeds from exercise of stock options	202	—	—	—	—	—	—	202
Dividends paid on preferred shares	(20)	—	—	—	—	—	—	(20)
Satellite performance incentive payments	—	—	—	(5,409)	(43)	—	—	(5,452)
Repayment of loans payable to affiliates	—	—	—	(63)	(12,300)	—	12,363	—
Loans payable to affiliates	20	—	—	5,793	1,988	—	(7,801)	—
Return of capital to shareholder	—	—	—	—	(6,503)	—	6,503	—
Proceeds from issuance of share capital	—	—	—	—	83,071	—	(83,071)	—
Net cash from (used in) financing activities	$202	$—	$—	$(131,195)	$66,213	$—	$(72,006)	$(136,786)
Effect of changes in exchange rates on cash and cash equivalents	$—	$—	$—	$19,821	$(1,315)	$61	$—	$18,567
Increase in cash and cash equivalents	$—	$—	$—	$166,049	$31,180	$1,414	$—	$198,643
Cash and cash equivalents, beginning of year	—	—	—	284,231	13,008	1,474	—	298,713
Cash and cash equivalents, end of year	$—	$—	$—	$450,280	$44,188	$2,888	$—	$497,356

Telesat Holdings Inc.

Notes to the 2015 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

34. CONDENSED CONSOLIDATING FINANCIAL INFORMATION  – (continued)

Condensed Consolidating Statements of Cash Flows
For the year ended December 31, 2013

	Telesat Holdings Inc.	Telesat Interco Inc.	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non-guarantor subsidiaries	Adjustments	Consolidated
Cash flows (used in) from operating activities
Net income	$67,695	$67,696	$—	$67,696	$115	$6,163	$(141,272)	$68,093
Adjustments to reconcile net income to cash flows (used in) from operating activities
Depreciation	—	—	—	179,442	31,342	211	156	211,151
Amortization	—	—	—	31,262	1,358	39	—	32,659
Tax expense (recovery)	—	—	—	72,217	(7,902)	52	—	64,367
Interest expense	—	—	—	223,424	1,266	5	(596)	224,099
Interest income	—	—	—	(1,194)	(136)	—	42	(1,288)
Loss (gain) on foreign exchange	1	—	—	190,562	12,586	(8,240)	—	194,909
Gain on changes in fair value of financial instruments	—	—	—	(80,928)	—	—	—	(80,928)
Share-based compensation	—	—	—	12,065	1,050	402	—	13,517
(Income) loss from equity investments	(67,696)	(67,696)	—	(8,240)	1,962	—	141,670	—
Impairment reversal on intangible assets	—	—	—	(17,274)	—	—	—	(17,274)
Gain on other post-employment benefit plan amendment	—	—	—	—	(9,786)	—	—	(9,786)
Loss on disposal of assets	—	—	—	1,553	53	119	—	1,725
Loss on financing	—	—	—	18,487	—	—	—	18,487
Other	—	—	—	(46,007)	(551)	128	—	(46,430)
Income taxes paid, net of income tax received	—	—	—	(11,716)	(824)	(29)	—	(12,569)
Interest paid, net of capitalized interest and interest received	—	—	—	(211,560)	(135)	—	554	(211,141)
Customer prepayments on future satellite services	—	—	—	31,778	527	—	—	32,305
Repurchase of stock options and exercise of share appreciation rights	—	—	—	(701)	(495)	—	—	(1,196)
Operating assets and liabilities	(99)	—	—	21,462	(19,506)	(1,469)	—	388
Net cash (used in) from operating activities	$(99)	$—	$—	$472,328	$10,924	$(2,619)	$554	$481,088
Cash flows (used in) from investing activities
Satellite programs, including capitalized interest	$—	$—	$—	$(32,816)	$(37,808)	$—	$(554)	$(71,178)
Purchase of other property and equipment	—	—	—	(6,511)	(2,199)	(62)	—	(8,772)
Purchase of intangible assets	—	—	—	—	(6)	—	—	(6)
Proceeds from sale of assets	—	—	—	81	—	1,000	—	1,081
Repayment of loans receivable from affiliates	—	—	—	11,500	—	19	(11,519)	—
Loans receivable from affiliates	—	—	—	(1,217)	—	—	1,217	—
Return of capital from subsidiary	—	—	—	4,394	—	—	(4,394)	—
Investment in affiliates	—	—	—	(36,823)	—	—	36,823	—
Net cash (used in) from investing activities	$—	$—	$—	$(61,392)	$(40,013)	$957	$21,573	$(78,875)
Cash flows from (used in) financing activities
Repayment of indebtedness	$—	$—	$—	$(271,448)	$—	$—	$—	$(271,448)
Settlement of derivatives	—	—	—	(1,219)	—	—	—	(1,219)
Payment of premium on early retirement of indebtedness	—	—	—	(13,793)	—	—	—	(13,793)
Payment of debt issue costs	—	—	—	(810)	—	—	—	(810)
Proceeds from exercise of stock options	99	—	—	—	—	—	—	99
Dividends paid on preferred shares	(10)	—	—	—	—	—	—	(10)
Satellite performance incentive payments	—	—	—	(4,756)	(14)	—	—	(4,770)
Repayment of loans payable to affiliates	—	—	—	(19)	(11,500)	—	11,519	—
Loans payable to affiliates	10	—	—	—	1,207	—	(1,217)	—
Return of capital to shareholder	—	—	—	—	(4,394)	—	4,394	—
Proceeds from issuance of share capital	—	—	—	—	36,823	—	(36,823)	—
Net cash from (used in) financing activities	$99	$—	$—	$(292,045)	$22,122	$—	$(22,127)	$(291,951)
Effect of changes in exchange rates on cash and cash equivalents	$—	$—	$—	$6,824	$467	$199	$—	$7,490
Increase (decrease) in cash and cash equivalents	$—	$—	$—	$125,715	$(6,500)	$(1,463)	$—	$117,752
Cash and cash equivalents, beginning of year	—	—	—	158,516	19,508	2,937	—	180,961
Cash and cash equivalents, end of year	$—	$—	$—	$284,231	$13,008	$1,474	$—	$298,713