Form 20-F
period 2016-12-31
Telesat Canada
filed 2017-03-02
CIK 1465191

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Event Requiring This Shell Company Report

For the transition period from             to

Commission File Number 333-159793-01

TELESAT CANADA

(Exact Name of Registrant as Specified in Its Charter)

Not Applicable

(Translation of Registrant’s Name into English)

Canada

(Jurisdiction of Incorporation or Organization)

1601 Telesat Court, Ottawa, Ontario, Canada K1B 5P4

(Address of Principal Executive Offices)

Christopher S. DiFrancesco
Vice-President, General Counsel and Secretary
Telesat Canada
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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: Common Shares — 74,252,460; Director Voting Preferred Shares — 1,000; Non-Voting Participating Preferred Shares — 38,384,823; and Voting Participating Preferred Shares — 7,034,444.

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

i

Effective January 1, 2017, Telesat Holdings Inc. (“Holdings”) completed a corporate reorganization pursuant to which Holdings amalgamated with Telesat Interco Inc. (“Telesat Interco”) and immediately thereafter the newly amalgamated company amalgamated with Telesat Canada (the “Amalgamation”). The continuing entity, existing under the laws of Canada, is named Telesat Canada.

In this Annual Report, apart from in the audited consolidated financial statements beginning at page F-1, references to “Telesat” include its predecessors Holdings, Telesat Interco and the former Telesat Canada, which were amalgamated in the Amalgamation. References to Holdings, or to Telesat Interco together with Telesat Canada, refer to the corporate entities that existed prior to the Amalgamation.

References to the “Senior Notes” mean the 8.875% Senior Notes due November 1, 2024 issued by Telesat Canada and Telesat LLC, as the Co-Issuer.

References to the “Senior Secured Credit Facilities” mean the two outstanding secured credit facilities comprising a revolving facility maturing in November 2021 and Term Loan B maturing in November 2023.

References to the “6.0% Senior Notes” mean the 6.0% Senior Notes originally due May 15, 2017 issued by Telesat Canada and Telesat LLC, as the Co-Issuer, which were repaid in November 2016.

References to the “former senior secured credit facilities” mean the previously four outstanding secured credit facilities comprising a Term Loan A and a revolving facility originally maturing in March 2017 and two Term Loan B facilities originally maturing in March 2019, which were repaid in full on November 17, 2016.

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

	2012	2013	2014	2015	2016
High	1.0410	1.0706	1.1672	1.3959	1.4579
Low	0.9685	0.9832	1.0632	1.1611	1.2530
Year End	0.9921	1.0623	1.1621	1.3839	1.3441
Average Rate	0.9989	1.0351	1.1084	1.2899	1.3220

The following table sets forth, for each of the last six months, the low and high exchange rates for U.S. dollars expressed in Canadian dollar terms and the exchange rate on the last day of each month based on the closing rate as reported by Bloomberg.

	Last Six Months
	August	September	October	November	December	January
High	1.3172	1.3227	1.3409	1.3557	1.3575	1.3443
Low	1.2782	1.2844	1.3109	1.3288	1.3130	1.3030
End of Month	1.3105	1.3127	1.3409	1.3437	1.3441	1.3030

On March 1, 2017, the closing rate as reported by Bloomberg was USD$1.00 = CAD$•. Unless the context states or requires otherwise, for purposes of United States dollars and Canadian dollar conversions contained in this Annual Report, we have assumed the conversion rate of USD$1.00/CAD$1.3441, which was the closing rate on December 31, 2016, as reported on Bloomberg.

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

FORWARD-LOOKING STATEMENTS

This Annual Report contains statements that constitute “forward-looking statements.” When used in this Annual Report, statements which are not historical in nature, or which contain the words “aim,” “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “possible,” “project,” “seek,” “should,” “target,” “would” or similar expressions, are forward-looking statements.

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

These forward-looking statements are based on our current expectations and are subject to a number of risks, uncertainties and assumptions. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. Important factors that could cause actual results to differ materially from those in forward-looking statements include:

•	our in-orbit satellites may fail to operate as expected due to operational anomalies resulting in lost revenues, increased costs and/or termination of contracts;
•	the actual orbital maneuver lives of our satellites may be shorter than we anticipate, and we may be required to reduce available capacity on our satellites prior to the end of their orbital maneuver lives;

•	our satellite launches may be delayed, we may suffer launch failures or our satellites may fail to reach their planned orbital locations. Any such issue could result in the loss of a satellite or cause significant delays in the deployment of the satellite which could have a material adverse effect on our results of operations, business prospects and financial condition;
•	our insurance will not protect us against all satellite-related losses. Further, we may not be able to renew insurance on our existing satellites or obtain insurance on future satellites on acceptable terms or at all and, for certain of our existing satellites, we have elected to forego obtaining insurance;
•	we are subject to significant and intensifying competition within the satellite industry and from other providers of communications capacity. Our failure to compete effectively would result in a loss of revenues and a decline in profitability, which would adversely affect our results of operations, business prospects and financial condition;
•	fluctuations in available satellite capacity could adversely affect our results;
•	changes in technology could have a material adverse effect on our results of operations, business prospects and financial condition;
•	changes in consumer demand for traditional television services and expansion of terrestrial networks have adversely impacted the growth in subscribers to Direct-To-Home video programming (“DTH”) television services in North America which may adversely impact our future revenue;
•	we derive a substantial amount of our revenues from only a few of our customers. A loss of, or default by, one or more of these major customers, or a material adverse change in any such customer’s business or financial condition, could materially reduce our future revenues and contracted backlog;
•	reductions in government spending could reduce demand for our services;
•	we operate in a highly regulated industry and government regulations may adversely affect our ability to sell our services, or increase the expense of such services or otherwise limit our ability to operate or grow our business;
•	our operations may be limited or precluded by ITU rules or processes, and we are required to coordinate our operations with those of other satellite operators;
•	if we do not make use of our spectrum rights by specified deadlines, or do not continue to use the spectrum rights we currently use, these rights may become available for other satellite operators to use;
•	replacing a satellite upon the end of its service life will require us to make significant expenditures and may require us to obtain shareholder approval;
•	our business is capital intensive, and we may not be able to raise adequate capital to finance our business strategies, or we may be able to do so only on terms that significantly restrict our ability to operate our business;
•	significant changes in exchange rates could have a material adverse effect on our financial results;
•	significant changes in exchange rates could materially increase our interest and other payment obligations under our financing arrangements;
•	the soundness of financial institutions and counterparties could adversely affect us;
•	we may experience a failure of ground operations infrastructure or interference with our satellite signals that impairs the commercial performance of, or the services delivered over, our satellites or the satellites of other operators for whom we provide ground services, which could result in a material loss of revenues;

•	interruption or failure of, or cyber-attacks on, our information technology and communications systems could hurt our ability to operate our business effectively, which could harm our business and operating results;
•	our dependence on outside contractors could result in delays related to the design, manufacture and launch of our new satellites, which could in turn adversely affect our operating results and prospects;
•	a natural disaster could diminish our ability to provide communications services;
•	our future reported net income could be adversely affected by impairments of the value of certain intangible assets;
•	we may pursue acquisitions, dispositions and strategic transactions which could result in the incurrence of additional costs, liabilities or expenses in connection with the implementation of such transactions;
•	we could experience the departure of key employees or may be unable to recruit the employees needed for our success;
•	the content of third-party transmissions over our satellites may affect us since we could be subject to sanctions by various governmental entities for the transmission of certain content;
•	our failure to maintain or obtain authorizations under and comply with the U.S. export control and trade sanctions laws and regulations could have a material adverse effect on our results of operations, business prospects and financial condition; and
•	we are subject to risks associated with doing business internationally.

We believe these forward-looking statements are reasonable; however, you should not place undue reliance on any forward-looking statements, which are based on current expectations. Furthermore, forward-looking statements speak only as of the date they are made. If any of these risks or uncertainties materialize, or if any of our underlying assumptions are incorrect, our actual results may differ significantly from the results that we express in or imply by any of our forward-looking statements. These and other risks are detailed in this Annual Report, including, without limitation, those described under “Risk factors.” We do not undertake any obligation to update or revise these forward-looking statements after the date of this Annual Report to reflect future events or circumstances. We qualify any and all of our forward-looking statements by these cautionary factors.

v

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected financial data.

The following information is only selected information and should be read in conjunction with “Item 5. Operating and Financial Review and Prospects,” and Telesat Holdings Inc.’s audited consolidated financial statements and their notes included elsewhere in this Annual Report, as well as the other financial information included herein. Historical results from any prior period are not necessarily indicative of results to be expected for any future period.

The selected consolidated financial information is comprised of information of Telesat Holdings Inc. for the period of January 1, 2012 to December 31, 2016 under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The selected consolidated statements of operations data and cash flows data for the years ended December 31, 2014 through December 31, 2016 have been derived from Telesat Holdings Inc.’s audited consolidated financial statements prepared in accordance with IFRS included elsewhere in this Annual Report. Certain statements of cash flows data for the years ended December 31, 2013 through December 31, 2014 have been restated as described in Note 3 of Telesat Holdings Inc.’s audited consolidated financial statements in Telesat Holdings Inc. Annual Report on Form 20-F filed with the Securities and Exchange Commissions on February 25, 2016. The selected balance sheet data for the years ended December 31, 2015 and December 31, 2016 have been derived from Telesat Holdings Inc.’s audited consolidated financial statements prepared in accordance with IFRS included elsewhere in this Annual Report. The selected balance sheet data for the years ended December 31, 2012 through December 2014 and the selected consolidated statements of operations data and cash flows data for the years ended December 31, 2012 through December 31, 2013 have also been derived from Telesat Holdings Inc.’s audited consolidated financial statements prepared under IFRS, but which are not included in this Annual Report.

Telesat Holdings Inc.

Selected Historical Consolidated Financial Information
(all amounts in millions of Canadian dollars)

	Years Ended December 31,
	2012	2013	2014	2015	2016
Statements of income (loss) data:
Operating revenue
Broadcast	$439.4	$471.0	$468.2	$492.6	$486.5
Enterprise	380.5	402.4	430.2	434.6	420.1
Consulting and other	25.9	23.5	24.5	27.7	24.3
Total operating revenue	845.8	896.9	922.9	954.9	930.9
Operating expenses
Operating expenses	(245.9)	(201.1)	(187.8)	(184.3)	(174.9)
Depreciation	(208.7)	(211.1)	(216.5)	(207.8)	(224.8)
Amortization	(36.0)	(32.6)	(30.8)	(27.9)	(27.7)
Other operating gains (losses), net	5.9	25.3	(0.3)	—	(2.6)
Operating income	361.1	477.4	487.5	534.9	500.9
Other (expenses) income
Interest expense	(245.4)	(224.1)	(206.9)	(183.3)	(198.8)
Interest and other income	1.4	11.7	3.0	4.7	6.1
Loss on financing	(77.3)	(18.5)	—	—	(31.9)
(Loss) gain on changes in fair value of financial instruments	(59.0)	80.9	48.9	6.0	7.9
Gain (loss) on foreign exchange	78.9	(194.9)	(241.1)	(540.5)	92.6
Tax expense	(35.3)	(64.4)	(78.2)	(88.7)	(83.9)
Net income (loss)	$24.4	$68.1	$13.2	$(266.9)	$292.9
Statements of cash flows data:
Net cash from operating activities	$300.0	$481.1	$412.0	$422.4	$527.4
Net cash used in investing activities	$(170.3)	$(78.9)	$(95.2)	$(193.9)	$(286.1)
Net cash used in financing activities	$(220.9)	$(291.9)	$(136.8)	$(80.6)	$(139.8)
Balance sheets data (end of year):
Cash and cash equivalents	$181.0	$298.7	$497.4	$690.7	$782.4
Total assets	$5,806.7	$5,718.3	$5,737.8	$6,004.6	$6,138.6
Total debt (including current portion)	$3,406.9	$3,341.9	$3,545.7	$4,063.2	$3,851.6
Total shareholders’ equity	$1,026.7	$1,122.0	$1,131.2	$918.1	$1,194.0
Common shares	$340.6	$340.6	$340.6	$340.6	$340.6
Preferred shares	$315.8	$316.1	$316.3	$316.3	$318.1

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

Satellites utilize highly complex technology and operate in the harsh environment of space and therefore are subject to significant operational risks while in orbit. The risks include in-orbit equipment failures, malfunctions and other kinds of problems commonly referred to as anomalies. Satellite anomalies include, for example, circuit failures, transponder failures, solar array failures, telemetry transmitter failures, battery cell and other power system failures, satellite control system failures and propulsion system failures. Some of our satellites have had malfunctions and other anomalies in the past. See “Business — In-orbit satellites” for more information relating to our significant anomalies and their impact on the health of our satellites. Acts of war, terrorism, magnetic, electrostatic or solar storms, space debris, satellite conjunctions or micrometeoroids could also damage our satellites.

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

We anticipate that our satellites will have the end of orbital maneuver life dates described in “Business — In-orbit satellites.” For all but one of our satellites, the expected end-of-orbital maneuver life date goes beyond the manufacturer’s end-of-service life date. A number of factors will affect the actual commercial service lives of our satellites, including:

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

Our current satellite insurance does not protect us against all satellite-related losses that we may experience, and we do not have in-orbit insurance coverage for all of the satellites in our fleet. As of December 31, 2016, the total net book value of our six in-orbit satellites for which we do not have insurance was approximately $44 million. Our insurance does not protect us against business interruption, loss of revenues or delay of revenues. In addition, we do not insure the net book value of performance incentives that may be payable to a satellite’s manufacturer as these are payable only to the extent that the satellite operates in accordance with contracted technical specifications. Our existing launch and in-orbit insurance policies include, and any future policies that we obtain can be expected to include, specified exclusions, deductibles and material change limitations. Typically, these insurance policies exclude coverage for damage or losses arising from acts of war, anti-satellite devices, electromagnetic or radio frequency interference and other similar potential risks for which exclusions are customary in the industry at the time the policy is written. In addition, they typically exclude coverage for satellite health-related problems affecting our satellites that are known at the time the policy is written or renewed. Any claims under existing policies are subject to settlement with the insurers and may, in some instances, be payable to our customers.

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

Subject to the requirements of the Senior Secured Credit Facilities and the indenture governing our Senior Notes, we may elect to reduce or eliminate insurance coverage for certain of our existing satellites, or elect not to obtain insurance policies for our future satellites, especially if exclusions make such policies ineffective, the costs of coverage make such insurance impractical or if self-insurance is deemed more cost effective.

We are subject to significant and intensifying competition within the satellite industry and from other providers of communications capacity. Our failure to compete effectively would result in a loss of revenues and a decline in profitability, which would adversely affect our results of operations, business prospects and financial condition.

We provide point-to-point and point-to-multipoint services for voice, data and video communications and for high-speed internet access. The consolidation of major FSS providers has resulted in the creation of global competitors who are substantially larger than we are in terms of both the number of satellites they have in orbit as well as in terms of their revenues. Due to their larger sizes, these operators are able to take advantage of greater economies of scale, may be more attractive to customers, may (depending on the specific satellite and orbital location in question) have greater flexibility to restore service to their customers in the event of a partial or total satellite failure and may be able to offer expansion capacity for future requirements. We also compete against regional satellite operators who may enjoy competitive advantages in their local markets. As a result of the availability of export credit agency financing for projects that would not otherwise obtain financing from commercial lenders, new entrants, including governments that have traditionally purchased satellite capacity from established satellite operators, are acquiring their own satellites, which increases the amount of available satellite capacity in the marketplace and decreases the demand for our services. As a condition of our licenses for certain satellites, we are required by ISED, formerly Industry Canada, the governmental department overseeing Canadian investment, innovation and economic development, to invest in research and development related to satellite communication activities. See “Business — Research and development.” Our global competitors may not face this additional financial burden.

We expect that a substantial portion of our ongoing business will continue to be in the Canadian domestic market. This market is characterized by increasing competition among satellite providers and rapid technological development. Historically, the Canadian regulatory framework has required the use of Canadian-licensed satellites for the delivery of DTH in Canada. It is possible that this framework could change and allow non-Canadian satellite operators that have adequate service coverage in Canadian territory to compete for future business from our DTH customers.

Our business is also subject to competition from ground based forms of communications technology. For many point-to-point and other services, the offerings provided by terrestrial companies can be more competitive than the services offered via satellite. A number of companies are increasing their ability to transmit signals on existing terrestrial infrastructures, such as fiber optic cable, DSL (digital subscriber line) and terrestrial wireless transmitters often with funding and other incentives provided by government. See “Business — Competition.” The ability of any of these companies to increase their capacity and/or the reach of their network significantly would likely result in a decrease in the demand for our services. Increasing availability of capacity from other forms of communications technology can create an excess supply of telecommunications capacity, decreasing the prices we would be able to charge for our services under new service contracts and thereby negatively affecting our profitability. New technology could render satellite-based services less competitive by satisfying consumer demand in other ways. We also compete for local regulatory approval in places where more than one provider may want to operate, and with other satellite operators for scarce frequency assignments and a limited supply of orbital locations.

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

The implementation of new technologies that can provide increased capacity to end users at lower cost may reduce demand for our services. The introduction of first generation high throughput satellites (“HTS”), such as ViaSat-1, Jupiter 1 and the more recently launched Intelsat 29e and Intelsat 33e, the first of Intelsat’s “Epic” line of HTS, all of which are able to transmit substantially more content than preexisting satellites, may decrease demand and/or prices for traditional satellite capacity. Additional HTS are currently under construction, including second generation HTS that purport to be capable of throughput that substantially exceeds the throughput of first generation HTS. While we own the high throughput Canadian payload on ViaSat-1, and have incorporated high throughput payloads on our Telstar 12 VANTAGE satellite and the Telstar 18 VANTAGE and Telstar 19 VANTAGE satellites currently under construction, the introduction of more, and more capable, HTS by other operators into the markets in which we participate could have a material adverse effect on our results of operations, business prospects and financial condition.

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

In Canada, the Canadian Radio-Television and Telecommunications Commission (“CRTC”) has mandated that broadcast distributors, including DTH operators, provide consumers with the option of “skinny basic” or “pick and pay” packages. These packages allow consumers to choose both the number and the specific channels they wish to receive beyond the entry level service offering as compared to the traditional subscription model which required consumers to sign up and pay for a large basic service and encouraged them to subscribe for up to several hundred channels. If consumers only subscribe to an entry level package or significantly reduce their subscriptions it could reduce the revenue our customers receive for their DTH offerings. In turn, our customers may choose to reduce the number of channels they deliver to consumers which would reduce the amount of satellite capacity they consume, adversely impacting our revenue.

We derive a substantial amount of our revenues from only a few of our customers. A loss of, or default by, one or more of these major customers, or a material adverse change in any such customer’s business or financial condition, could materially reduce our future revenues and contracted backlog.

For the year ended December 31, 2016, our top five customers together accounted for approximately 55% of our revenues. At December 31, 2016, our top five backlog customers together accounted for approximately 81% of our backlog. If any of our major customers choose to not renew their contracts at the expiration of the existing terms or seek to negotiate concessions, particularly on price, it could have a material adverse effect on our results of operations, business prospects and financial condition. Our customers could experience a downturn in their business or find themselves in financial difficulties, which could result in their ceasing or reducing their use of our services (or becoming unable to pay for services they had contracted to buy). In addition, some of our customers’ industries are undergoing significant consolidation, and our customers may be acquired by each other or other companies, including by our competitors. Such acquisitions could adversely affect our ability to sell services to such customers and to any end-users whom they serve. Some customers have in the past defaulted, and our customers may in the future default, on their obligations to us due to bankruptcy, lack of liquidity, operational failure or other reasons. Such defaults could adversely affect our revenues, operating margins and cash flows. If our contracted revenue backlog is reduced due to the financial difficulties of our customers, our revenues, operating margins and cash flows would be further negatively impacted.

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

As an operator of a global satellite system, we are regulated by government authorities in Canada, the United States, Brazil and other countries in which we operate.

In Canada, our operations are subject to regulation and licensing by ISED pursuant to the Radiocommunication Act (Canada) and by the CRTC, under the Telecommunications Act (Canada). ISED has the authority to issue licenses, establish standards, assign Canadian orbital locations, and plan the allocation and use of the radio frequency spectrum, including the radio frequencies upon which our satellites and earth stations depend. The Minister responsible for ISED has broad discretion in exercising this authority to issue licenses, fix and amend conditions of licenses, and to suspend or even revoke them. The CRTC has authority over the allocation (and reallocation) of satellite capacity to particular broadcasting undertakings. Some of our service agreements are subject to CRTC approval. We are required to pay different forms of “universal service” charges in Canada and have certain research and development obligations that do not apply to other satellite operators with which we compete. These rates and obligations could change at any time.

In the United States, the Federal Communications Commission (“FCC”) regulates the provision of satellite services to, from or within the United States. Certain of our satellites are owned and operated through a U.S. subsidiary and are regulated by the FCC. In addition, to facilitate the provision of FSS satellite services in C, Ku- and Ka-band frequencies in the United States market, foreign licensed operators can apply to have their satellites either placed on the FCC’s Permitted Space Station List (for certain frequencies) or be granted a declaratory ruling (for other frequencies). Our Anik Fl, Anik FlR, Anik F2, Anik F3, Telstar 14R/Estrela do Sul 2 and our upcoming Telstar 19 VANTAGE satellites are currently authorized to serve the U.S. market in accordance with these procedures. The export from the United States of satellites and technical information related to satellites, earth station equipment and provision of services to certain countries are subject to State Department, Commerce Department and Treasury Department regulations, in particular the International Traffic in Arms Regulations (“ITAR”), which currently include satellites on the list of items requiring export permits. These ITAR provisions have constrained our access to technical information and have had a negative impact on our international consulting revenues. In addition, we and our satellite manufacturers may not be able to obtain and maintain necessary export authorizations, which could adversely affect our ability to procure new United States-manufactured satellites; control our existing satellites; acquire launch services; obtain insurance and pursue our rights under insurance policies; or conduct our satellite-related operations and consulting activities.

We also operate satellites through licenses granted by, and are subject to regulations in, countries other than Canada and the United States. For example, the Brazilian national telecommunications agency, ANATEL, regulates the granting of exploitation and landing rights to the operation of Brazilian and foreign satellites and their use to transport telecommunication signals. ANATEL has authorized us, through our subsidiary, Telesat Brasil Capacidade de Satélites Ltda. (“TBCS”), to operate Telstar 14R/Estrela do Sul 2, a Ku-band FSS satellite at 63° WL pursuant to a Concession Agreement, and Telstar 19 VANTAGE, which is currently under construction. ANATEL has also accredited us as the legal representative in Brazil for Telstar 12 VANTAGE, Anik F1 and Anik G1. Telstar 18 operates at the 138° EL orbital location under an agreement with APT, which has been granted the right to use the 138° EL orbital location by The Kingdom of Tonga.

In addition to regulatory requirements governing the use of orbital locations, most countries regulate transmission of signals to and from their territory, and we are required to obtain and maintain authorizations to carry on business in the countries in which we operate.

If we fail to obtain or maintain particular authorizations on acceptable terms, such failure could delay or prevent us from offering some or all of our services and adversely affect our results of operations, business prospects and financial condition. In particular, we may not be able to obtain all of the required regulatory authorizations for the construction, launch and operation of any of our future satellites, for the orbital locations and spectrum for these satellites and for our ground infrastructure, on acceptable terms or at all. Even if we were able to obtain the necessary authorizations and orbital locations, the licenses we obtain may impose significant operational restrictions, or not protect us from interference that could affect the use of our satellites. Countries or their regulatory authorities may adopt new laws, policies or regulations, or change their interpretation of existing laws, policies or regulations, that could cause our existing authorizations to be changed or cancelled, require us to incur additional costs, impose or change existing pricing, or otherwise adversely affect our operations or revenues. As a result, any currently held regulatory authorizations are subject to rescission and renewal and may not remain sufficient or additional authorizations may be necessary that we may not be able to obtain on a timely basis or on terms that are not unduly costly or burdensome. Further, because the regulatory schemes vary by country, we may be subject to regulations in foreign countries of which we are not presently aware that we are not in compliance with, and as a result could be subject to sanctions by a foreign government. See “Business — Government regulation.”

Our operations may be limited or precluded by ITU rules or processes, and we are required to coordinate our operations with those of other satellite operators.

The ITU, a specialized United Nations agency, regulates the global allocation of radio frequency spectrum and the registration of radio frequency assignments and any associated satellite orbit. We participate in the activities of the ITU. However, only national administrations have full standing as ITU members. Consequently, we must rely on the relevant government administrations to represent our interests.

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

The ITU Radio Regulations also establish operating procedures for satellite networks and prescribe detailed coordination, notification and recording procedures. With respect to the frequencies used by commercial satellites, the ITU Radio Regulations set forth a process for protecting earlier-registered satellite systems from interference from later-registered satellite systems. In order to comply with these rules, we must coordinate the operation of our satellites, including any replacement satellite that has performance characteristics that are different from those of the satellite it replaces, with other satellites. This process requires potentially lengthy and costly negotiations with parties who operate or intend to operate satellites that could affect or be affected by our satellites. For example, in the third quarter of 2015, the Russian Satellite Communications Company (“RSCC”) launched a satellite to operate at 14° WL, adjacent to our Telstar 12 when located at 15° WL. Pursuant to our coordination agreement with RSCC, we were required to cease using certain frequencies on our Telstar 12 satellite as soon as RSCC’s new satellite commenced service, which required us to relocate some of our customers to alternate frequencies and reduced the available capacity on the satellite from which we were able to earn revenue. The coordination agreement with RSCC also limited the frequencies we were able to incorporate into our Telstar 12 VANTAGE satellite that was launched and entered into service in the fourth quarter of 2015, which may adversely affect our ability to attract customers for Telstar 12 VANTAGE.

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

If we do not make use of our spectrum rights by specified deadlines, or do not continue to use the spectrum rights we currently use, these rights may become available for other satellite operators to use.

Our in-orbit satellites do not currently occupy all of the geostationary orbital (“GSO”) locations for which we have obtained regulatory authorizations. In some cases, the Telesat satellite that occupies a GSO location is not designed to use all of the frequency spectrum for which we have been authorized. Similarly, Telesat has been granted regulatory authorizations for certain spectrum in non-geostationary orbits (“NGSO”) that are not yet occupied.

In accordance with the ITU Radio Regulations, governments have rights to use certain GSO orbital locations and NGSO orbits and the associated radio frequencies. Certain of these governments have in turn authorized Telesat to use GSO locations, NGSO orbits, and associated radio frequencies in addition to those used by our current satellites. Under the ITU Radio Regulations, we must bring into use (“BIU”) these orbital locations, orbits, and frequency assignments within a fixed period of time, or the governments in question would lose their international priority rights, and the GSO orbital location or NGSO orbits, and associated frequencies, likely would become available for use by another satellite operator. In addition to ITU requirements, the governments that have authorized us to use these orbital resources have generally conditioned such use on our meeting certain milestones, including making use of the orbital spectrum by a specified time.

If we are unable to place satellites into currently unused GSO locations or NGSO orbits in a manner that satisfies the ITU Radio Regulations and national regulatory requirements, or if the ITU or national regulatory requirements were to change, or if we are unable to maintain satellites or make use of all of the spectrum for which we have been authorized at the GSO locations that we currently use, we may lose our rights to use these orbital resources and they would become available for other satellite operators to use. The loss of one or more of our orbital resources could negatively affect our plans and our ability to implement our business strategy.

Replacing a satellite upon the end of its service life will require us to make significant expenditures and may require us to obtain shareholder approval.

To ensure no disruption in our business and to prevent loss of customers, we will be required to commence construction of a replacement satellite approximately five years prior to the expected end of service life of the satellite then in orbit. Typically, it costs in the range of US$250 million to US$300 million to construct, launch and insure a satellite. There is no assurance that we will have sufficient cash, cash flow or be able to obtain third party or shareholder financing to fund such expenditures on favorable terms, if at all, or that we will obtain shareholder approval to procure replacement satellites. Certain of our satellites are nearing their expected end-of-orbital maneuver lives. See “Business — In-orbit satellites” for more information on the expected end-of-orbital maneuver lives of our satellites. Should we not have sufficient funds available to replace those satellites or should we not receive approval from our shareholders to purchase replacement satellites, it could have a material adverse effect on our results of operations, business prospects and financial condition.

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

Our main foreign currency exposures as at December 31, 2016 lie in our U.S. dollar denominated debt financing, cash and cash equivalents. In addition, approximately 51% of our revenue, 41% of our operating expenses, 90% of our interest expense on indebtedness and the majority of our capital expenditures were denominated in U.S. dollars for the twelve months ended December 31, 2016.

As a result of an increase in the value of the Canadian dollar against the U.S. dollar at December 31, 2016 compared to December 31, 2015, we recorded a foreign exchange gain of approximately $93 million. A five percent increase (decrease) in the value of the U.S. dollar against the Canadian dollar would have increased (decreased) our indebtedness and cash and cash equivalents as at December 31, 2016 by $197 million and $36 million, respectively. In addition, for the twelve months ended December 31, 2016, a five percent increase (decrease) in the value of the U.S. dollar against the Canadian dollar would have increased (decreased) revenue by $24 million, operating expenses by $4 million and interest expense by $9 million. These analyses assume that all other variables remain constant.

A portion of our revenues come from contracts which are denominated in Brazilian Reais. Any decrease in the value of the Brazilian Reais against the Canadian dollar would reduce our revenues.

Significant changes in exchange rates could materially increase our interest and other payment obligations under our financing arrangements.

As at December 31, 2016, the Canadian dollar equivalent of our debt, excluding deferred financing costs, interest rate floor and prepayment option, was $3,930 million.

As at December 31, 2016, if the value of the Canadian dollar against the U.S. dollar increased (decreased) by $0.01, our indebtedness would have decreased (increased) by $29 million.

Changes in exchange rates impact the amount that we pay in interest, and may significantly increase the amount that we are required to pay in Canadian dollar terms to redeem the Senior Notes, either at maturity, or earlier if redemption rights are exercised or other events occur which require us to offer to purchase the Senior Notes prior to maturity, and to repay funds drawn under the Senior Secured Credit Facilities.

For the twelve months ended December 31, 2016, approximately 49% of our revenues were received in currencies other than the U.S. currency, the majority of which were in Canadian currency. The revenues that we receive in U.S. currency may mitigate a portion of our exchange rate risk, but do not fully protect us from that risk. As at December 31, 2016, we had three forward foreign exchange contracts which require us to pay $4 million Canadian dollars to receive 3 million British Pounds Sterling.

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

We may experience a partial or total loss of one or more of these facilities due to natural disasters (tornado, flood, hurricane or other such acts of God), fire, acts of war or terrorism or other catastrophic events. A failure at any of these facilities would cause a significant loss of service for our customers. Additionally, we may experience a failure in the necessary equipment at the satellite control centre, at the back-up facility, or in the communications links between these facilities and remote earth station facilities. A failure or operator error affecting tracking, telemetry and control operations might lead to a breakdown in the ability to communicate with one or more satellites or cause the transmission of incorrect instructions to the affected satellite(s), which could lead to a temporary or permanent degradation in satellite performance or to the loss of one or more satellites. Intentional or non-intentional electromagnetic or radio frequency interference could result in a failure of our ability to deliver satellite services to our customers. A failure at any of our facilities or in the communications links between our facilities or interference with our satellite signal could cause our revenues and backlog to decline materially and could adversely affect our ability to market our services and generate future revenues and profit.

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

Interruption or failure of, or cyber-attacks on, our information technology and communication systems could hurt our ability to operate our business effectively, which could harm our business and operating results.

Our ability to operate our business depends, in part, on the continuing operation of our information technology and communications systems, which are an integral part of our business. We rely on our information and communications systems, as well as on software applications developed internally and externally, to effectively manage our accounting and financial functions, including maintaining our internal controls, operate our satellites and satellites for third parties, provide consulting services to customers, transmit our customer’s proprietary and/or confidential content and assist with other operations, among other things. Although we take steps to secure our information technology and communications systems, including our computer systems, intranet and internet sites, email and other telecommunications and data networks, the security measures we have implemented have not always been effective.

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

Any delays in the design, construction or launch of our satellites could have a material adverse effect on our business, financial condition and results of operations. There is a limited number of manufacturers that are able to design and build satellites according to the technical specifications and standards of quality we require, including Airbus Defence and Space, Thales Alenia Space, Boeing, Lockheed Martin, MELCO, Orbital and SS/L. There is also a limited number of suppliers able to launch such satellites, including International Launch Services, Arianespace, Mitsubishi Heavy Industries, SpaceX and Lockheed Martin. Should any of our suppliers’ businesses fail, it would reduce competition and could increase the cost of satellites and launch services. Adverse events with respect to any of our manufacturers or launch suppliers could also result in the delay of the design, construction or launch of our satellites. For example, many of our past launches were provided by International Launch Services, an entity owned by the Russian government. In response to the ongoing situation involving the Russian Federation in the Ukraine, various governments have implemented economic and other sanctions against Russia and its interests. U.S. law requires satellite manufacturers to obtain a license from the U.S. government for the exportation of certain prescribed U.S. technologies, if the exportation of the technology is to a Russian counterparty. Virtually all satellites manufactured outside of China contain prescribed U.S. technology. Should the U.S. implement sanctions which would have the effect of blocking the export of satellites containing prescribed U.S. technologies to Russian-controlled launch providers, it would lead to a reduction in launch alternatives and, as a result, could lead to increased launch costs or delays in the future, which could have an adverse impact on our business.

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

A natural disaster could diminish our ability to provide communications services.

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

The assets listed on our consolidated balance sheet as at December 31, 2016 include goodwill valued at approximately $2,447 million and other intangible assets valued at approximately $833 million. A valuation of goodwill and other intangible assets (such as orbital locations) with indefinite useful lives is undertaken on an annual basis, or whenever events or changes in circumstances indicate that the carrying amount is likely to exceed their recoverable amount. We measure for impairment using a projected discounted cash flow method and confirm the assessment using other valuation methods. If the asset’s carrying value is more than its recoverable amount, the difference is recorded as a reduction in the amount of the asset on the balance sheet and an impairment charge in the statement of income (loss). Testing for impairment requires significant judgment by management to determine the assumptions used in the impairment analysis. Any changes in the assumptions used could have a material impact on the impairment analysis and result in an impairment charge. We cannot predict whether an event that triggers impairment will occur, when it will occur or how it will affect the reported asset values. If our goodwill or other intangible assets are deemed to be impaired in whole or in part, we could be required to reduce or write-off such assets, which could have a material adverse effect on our financial condition.

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

Risks related to our indebtedness and our Senior Notes

Our substantial debt may adversely affect our cash flow and prevent us from fulfilling our obligations under the Senior Notes and our other outstanding indebtedness.

We have a significant amount of debt. As at December 31, 2016, we had total debt of US$3,930 million and up to US$200 million of unused available revolving capacity under the Senior Secured Credit Facilities.

Our substantial amount of debt may have important consequences. For example, it may:

•	make it more difficult for us to satisfy our obligations under the Senior Notes;

•	increase our vulnerability to general adverse economic and industry conditions;
•	require us to dedicate a substantial portion of our cash flow from operations to make interest and principal payments on our debt, thereby limiting the availability of our cash flow to fund future capital expenditures, working capital and other general corporate requirements;
•	limit our flexibility in planning for, or reacting to, changes in our business and in the industries that we service;
•	place us at a competitive disadvantage compared with competitors that have less debt; and
•	limit our ability to borrow additional funds, even when necessary to maintain adequate liquidity.

In addition, a substantial portion of our available borrowings bear interest at variable rates. If market interest rates increase, variable-rate debt will create higher debt service requirements, which may adversely affect our cash flow. While we may enter into agreements limiting our exposure to higher interest rates, any such agreements may not offer adequate protection from this risk.

Despite our current levels of debt, we may incur substantially more debt. This may further exacerbate the risks associated with our substantial debt as described herein and prevent us from fulfilling our obligations under the Senior Notes.

We may incur additional debt in the future. The terms of our Senior Secured Credit Facilities and the indenture governing our Senior Notes will allow us to incur substantial amounts of additional debt, subject to certain limitations. If new debt is added to our current debt levels, the related risks discussed in this “Risk factors” section may be magnified.

Our Senior Notes are effectively subordinated to the Co-Issuers’ and the guarantors’ indebtedness under the Senior Secured Credit Facilities and any other future secured debt to the extent of the value of the assets securing such debt.

Our Senior Notes, and each guarantee of the Senior Notes, are unsecured and therefore are effectively subordinated to any secured debt that the Co-Issuers or the guarantors may incur to the extent of the value of the assets securing such debt. In the event of a bankruptcy, insolvency or similar proceeding involving a Co-Issuer (as and to the extent applicable to Telesat Canada) or guarantor, the assets which serve as collateral for any secured debt will be available to satisfy the obligations under the secured debt before any payments are made on the Senior Notes. As a result, the holders of our Senior Notes may receive less, ratably, than the holders of secured debt in the event of the Co-Issuers’ or the guarantors’ bankruptcy, insolvency, liquidation, reorganization, dissolution or other winding up and the Notes may not be repaid. As at December 31, 2016, we had outstanding secured indebtedness of US$2,424 million and US$200 million of unused available revolving capacity under the Senior Secured Credit Facilities (not giving effect to US$0.1 million of outstanding letters of credit). Our Senior Notes are effectively subordinated to any borrowings under our current or future senior credit facilities and our other secured debt to the extent of the value of the assets securing such debt. See also “— We may not be able to generate sufficient cash to service all of our indebtedness, and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.”

Not all of our subsidiaries guarantee our Senior Notes, and the assets of our non-guarantor subsidiaries may not be available to make payments on our Senior Notes. The Notes will be structurally subordinated to all obligations of the Co-Issuers’ existing and future subsidiaries that are not and do not become guarantors of the Notes.

The guarantors of our Senior Notes do not include all of our subsidiaries. Additionally, not all of our future restricted subsidiaries (i.e., subsidiaries required to comply with the covenants in the indenture governing our Senior Notes) will be required to guarantee our Senior Notes. The indenture provides that each existing and future restricted subsidiary that guarantees our obligations under the Senior Secured Credit Facilities or under certain publicly or privately issued debt securities of Telesat Canada or any restricted subsidiary will guarantee our Senior Notes.

Payments on our Senior Notes are only required to be made by the Co-Issuers and the guarantors. As a result, no payments are required to be made from assets of subsidiaries that do not guarantee our Senior Notes, unless those assets are transferred by dividend or otherwise to the Co-Issuers or a guarantor. Also, our Senior Notes are structurally subordinated to all liabilities of non-guarantor subsidiaries. In the event of a bankruptcy, liquidation or reorganization of any of our non-guarantor subsidiaries, these non-guarantor subsidiaries will pay the holders of their debts and their trade creditors before they will be able to distribute any of their assets to us.

In addition, the indenture governing our Senior Notes, subject to some limitations, permits these subsidiaries to incur additional indebtedness and will not contain any limitation on the amount of other liabilities, such as trade payables, that may be incurred by these subsidiaries.

Our subsidiaries that provide guarantees of our Senior Notes will be automatically released from those guarantees upon the occurrence of certain events, including the following:

•	the designation of that guarantor as an unrestricted subsidiary;
•	the release or discharge of any guarantee or indebtedness that resulted in the creation of the guarantee of our Senior Notes by such guarantor; or
•	the sale or other disposition (by amalgamation, merger or otherwise), including the sale of substantially all the assets, of that guarantor.

In addition, any guarantee of our Senior Notes will be released in the event such guarantee is released under the Senior Secured Credit Facilities and certain other publicly or privately issued debt securities. Any guarantee of our Senior Notes will also be suspended during any time in which the Notes are rated investment grade by both Moody’s Investors Service, Inc. and Standard & Poor’s Ratings Group Inc. and no default or event of default has occurred or is continuing.

If any guarantee is released (or during any period in which any guarantee is suspended), no holder of our Senior Notes will have a claim as a creditor against that subsidiary, and the indebtedness and other liabilities, including trade payables and preferred stock, if any, whether secured or unsecured, of that subsidiary will be structurally senior to the claim of any holders of our Senior Notes.

The agreements governing our debt, including the indenture governing our Senior Notes and the credit agreement governing our Senior Secured Credit Facilities, contain various covenants that impose restrictions on us that may affect our ability to operate our business and to make payments on our Senior Notes.

The agreements governing our debt, including the indenture governing our Senior Notes and the Credit Agreement impose operating and financial restrictions on our activities. For example, the revolving credit facility requires us to comply with a first lien net leverage ratio of 5.75:1.00, tested quarterly when any borrowings are outstanding. The indenture governing our Senior Notes, the Credit Agreement and future debt agreements may also limit or prohibit our ability to, among other things:

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

Various risks, uncertainties and events beyond our control could affect our ability to comply with these covenants and maintain this financial ratio. Failure to comply with any of the covenants in our existing or future financing agreements could result in a default under those agreements and under other agreements containing cross-default provisions. A default would permit lenders to accelerate the maturity for the debt under these agreements and to foreclose upon any collateral securing the debt. Under these circumstances, we might not have sufficient funds or other resources to satisfy all of our obligations, including our obligations under the Senior Notes.

The limitations imposed by financing agreements on our ability to incur additional debt and to take other actions might significantly impair our ability to obtain other financing. To service our debt and to fund planned capital expenditures, we will require a significant amount of cash, which may not be available to us.

Our ability to make payments on, or repay or refinance our debt, including our Senior Notes, and to fund planned capital expenditures will depend largely upon our future operating performance. Our future performance, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. In addition, our ability to borrow funds in the future to make payments on our debt will depend on the satisfaction of the covenants in the Senior Secured Credit Facilities and in the indenture governing our Senior Notes and other agreements we may enter into in the future. In addition, if any borrowings are outstanding under the revolving credit facility, we will be required to comply with a first lien net leverage ratio of 5.75:1.00, tested quarterly, and failure to comply will result in an event of default under the revolving credit facility. The indenture governing our Senior Notes offered hereby and the Credit Agreement will contain limitations on our ability to incur additional debt. We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under the Senior Secured Credit Facilities or from other sources in an amount sufficient to enable us to pay our debt, including our Senior Notes, or to fund our other liquidity needs. As of December 31, 2016, we had US$200 million of unused available revolving capacity under our Senior Secured Credit Facilities (not giving effect to US$0.1 million of outstanding letters of credit). In addition, our ability to raise additional capital to refinance our debt or to fund our operations is dependent on capital market conditions.

If our cash flows and capital resources are insufficient to service our indebtedness, we may be forced to reduce or delay capital expenditures, sell assets, seek additional capital or restructure or refinance our indebtedness, including our Senior Notes. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. Our ability to restructure or refinance our debt will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. In addition, the terms of existing or future debt agreements, including the Senior Secured Credit Facilities and the indenture governing our Senior Notes, may restrict us from adopting some of these alternatives. In the absence of such operating results and resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations. We may not be able to consummate those dispositions for fair market value or at all. Furthermore, any proceeds that we could realize from any such dispositions may not be adequate to meet our debt service obligations then due.

We may not be able to generate sufficient cash to service all of our indebtedness, and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Our ability to make scheduled payments on or refinance our debt obligations depends on our financial condition and operating performance, which are subject to prevailing economic, industry and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond our control (as well as and including those factors discussed under “Risks related to our business” above). We may be unable to maintain a level of cash flow from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness, including our Senior Notes.

If our cash flow and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance our indebtedness, including our Senior Notes. We may not be able to effect any such alternative measures on commercially reasonable terms or at all and, even if successful, those alternative actions may not allow us to meet our scheduled debt service obligations. The Credit Agreement and the indenture governing our Senior Notes will restrict our ability to dispose of assets and use the proceeds from those dispositions and may also restrict our ability to raise debt or equity capital to be used to repay other indebtedness when it becomes due. We may not be able to consummate those dispositions or obtain proceeds in an amount sufficient to meet any debt service obligations then due.

Our inability to generate sufficient cash flow to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms or at all, would materially and adversely affect our financial position and results of operations and our ability to satisfy our obligations under our Senior Notes.

If we cannot make scheduled payments on our debt, we will be in default and holders of our Senior Notes could declare all outstanding principal and interest to be due and payable, the lenders under the Senior Secured Credit Facilities could terminate their commitments to loan money and declare all principal and interest to be due and payable, our secured lenders (including the lenders under the Senior Secured Credit Facilities) could foreclose against the assets securing their borrowings and we could be forced into bankruptcy or liquidation (as and to the extent applicable to Telesat Canada). All of these events could result in your losing your entire investment in our Senior Notes.

We may be unable to make a change of control offer required by the indenture governing our Senior Notes, which would cause defaults under the indenture and the Senior Secured Credit Facilities.

The terms of our Senior Notes will require us to make an offer to purchase our Senior Notes upon the occurrence of a Change of Control Triggering Event (as defined in the indenture) at a purchase price equal to 101% of the principal amount of our Senior Notes, plus accrued and unpaid interest and additional amounts, if any, to, but excluding, the date of the repurchase. Additionally, under the Senior Secured Credit Facilities, a change of control (as defined therein) will constitute an event of default that will permit the lenders to accelerate the maturity of all outstanding principal and interest and terminate their commitments to lend. In addition, our other financing arrangements may require repayment of amounts outstanding in the event of a change of control and may, therefore, limit our ability to fund the repurchase of our Senior Notes in certain circumstances. It is possible that we will not have sufficient funds at the time of the Change of Control Triggering Event to make the required repurchase of our Senior Notes or that restrictions in future financing agreements will not allow the repurchases.

Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.

Borrowings under the Senior Secured Credit Facilities will be at variable rates of interest and will expose us to interest rate risk. Assuming all revolving loans are fully drawn, each quarter point change in interest rates would result in a $6 million change in annual interest expense on indebtedness under the Senior Secured Credit Facilities. We have entered into, and in the future we may enter into, interest rate swaps that involve the exchange of floating for fixed rate interest payments in order to reduce interest rate volatility. However, we may not maintain interest rate swaps with respect to all or any of our variable rate indebtedness, and any swaps we enter into may not fully mitigate our interest rate risk, may prove disadvantageous or may create additional risks, including risks discussed in “Risks related to our business” above.

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

Under the Telesat Canada Reorganization and Divestiture Act (“Telesat Divestiture Act”), Telesat Canada (as a corporate entity) is subject to certain special conditions and restrictions. The Telesat Divestiture Act provides that no legislation relating to the solvency or winding-up of a corporation applies to Telesat Canada and in no case shall the affairs of Telesat Canada be wound up unless authorized by an Act of the Parliament of Canada. As a result of such legislative provisions, Telesat Canada and its creditors, including creditors under the Senior Secured Credit Facilities, and holders of our Senior Notes may not have recourse to the usual rights, remedies and protections under applicable bankruptcy and insolvency laws, including the imposition of a stay of proceedings, or a regulated and orderly process to settle or compromise claims and make distributions to creditors, or recourse to fraudulent preference, transfer at undervalue or fraudulent conveyance laws. The effect of the Telesat Divestiture Act upon an insolvency of Telesat Canada has not been considered by a Canadian court and, accordingly, the application of Canadian federal bankruptcy and insolvency laws and provincial receivership and fraudulent conveyance and assignment and preference laws, and the exercise by a Canadian court of any judicial discretion which could affect the enforcement of rights and remedies or other equitable relief against Telesat Canada in the context of an insolvency, is uncertain. To the extent bankruptcy and insolvency laws do not apply to Telesat Canada, its creditors may individually seek to pursue any available rights or remedies, as secured or unsecured creditors as the case may be, against Telesat Canada and its assets. The assets of Telesat Canada only (including its shares in its subsidiaries) are subject to the Telesat Divestiture Act, but the assets of the guarantors, including the subsidiary guarantors, are not. These restrictions may have a material impact on the sale of Telesat Canada or its assets in any bankruptcy or reorganization scenario and on any proceeding to realize value from Telesat Canada or its assets.

Insolvency laws of jurisdictions outside the United States may preclude holders of our Senior Notes from recovering payments due under our Senior Notes.

The Co-Issuers and the guarantors are incorporated in a variety of jurisdictions, some of which are jurisdictions other than the United States. In addition, the parties to certain key agreements affecting the rights of the holders of our Senior Notes and their ability to recover under our Senior Notes are incorporated in jurisdictions other than the United States. The insolvency laws of some of these other jurisdictions may not be as favorable to the holders of our Senior Notes as the laws of the United States or other jurisdictions.

The guarantees associated with our Senior Notes may not be enforceable because of fraudulent preference, transfer at undervalue or fraudulent conveyance laws.

Fraudulent preference, transfer at undervalue and fraudulent conveyance laws in the United States and Canada have been enacted for the protection of creditors. Under these fraudulent preference, transfer at undervalue or fraudulent conveyance laws, a United States or Canadian court could subordinate the guarantees granted under the indenture governing our Senior Notes to the guarantors’ present and future indebtedness and a United States or Canadian court could take other actions detrimental to your interests as a holder of our Senior Notes, including voiding the guarantees and payments made under the guarantees. The United States or Canadian courts could take that action if it found that at the time the guarantee was incurred, such guarantor:

•	incurred this debt with the intent of hindering, delaying, defeating or defrauding current or future creditors or incurred the debt with a view to, or having the effect of, preferring one set of creditors over other creditors;
•	received less than reasonably equivalent value or fair consideration for incurring this debt and the guarantor;
•	was insolvent or was rendered insolvent by reason of the related financing transactions;

•	was engaged, or about to engage, in a business or transaction for which its remaining assets constituted unreasonably small capital to carry on its business; or
•	intended to incur, or believed that it would incur, debts beyond its ability to pay these debts as they mature, as all of the foregoing terms are defined in or interpreted under the relevant fraudulent transfer or conveyance statutes.

The measure of insolvency for purposes of the foregoing considerations will vary depending upon the law of the jurisdiction that is being applied in any such proceeding. Generally, an entity would be considered insolvent if, at the time it incurred the debt or issued the guarantee:

•	it could not pay its debts or contingent liabilities as they become due;
•	the sum of its debts, including contingent liabilities, is greater than its assets, at fair valuation;
•	it cannot or has not paid its debts or obligations as they generally become due; or
•	the present fair saleable value of its assets is less than the amount required to pay the probable liability on its total existing debts and liabilities, including contingent liabilities, as they become absolute and mature.

If a guarantee is voided as a fraudulent preference, transfer at undervalue or fraudulent conveyance or found to be unenforceable for any other reason, you will not have a claim against that guarantor and will only be our creditor or that of any guarantor whose obligation was not set aside or found to be unenforceable. In addition, the loss of certain guarantees will constitute a default under the indenture governing our Senior Notes, which default could cause all outstanding Senior Notes to become immediately due and payable and would likewise trigger a default under the Senior Secured Credit Facilities.

We believe that the guarantors:

•	did not have the intent of hindering, delaying or defrauding any creditors;
•	did not receive less than reasonably equivalent value or fair consideration for incurring the debt;
•	were not insolvent or rendered insolvent by the incurrence;
•	had sufficient capital to run our or their businesses effectively;
•	were able to pay obligations on our Senior Notes and the guarantees, together with their other debts, as they mature or become due; and
•	did not incur the debt with a view to, nor did the incurrence have the effect of, giving a preference over any other creditors.

In reaching the foregoing conclusions we have relied upon our analyses of internal cash flow projections and estimated values of the assets and liabilities of the guarantors. In addition, we have relied on a limitation to be contained in the guarantors’ guarantees that limits each guarantee as necessary to prevent it from constituting a fraudulent conveyance under applicable law. However, a court passing judgment on these questions might not reach the same conclusions. See also “— Because of the Telesat Canada Reorganization and Divestiture Act, a Canadian act uniquely applicable to Telesat Canada (but not the guarantors, our other subsidiaries or Telesat LLC), Telesat Canada may not have access to the usual protections from creditors and other rights available to insolvent persons, and creditors, including holders of our Senior Notes, may not have recourse to the usual rights, remedies and protections under applicable bankruptcy and insolvency laws generally available to creditors of insolvent persons.”

Because each guarantor’s liability under its guarantee may be reduced to zero, voided or released under certain circumstances, the holders of our Senior Notes may not receive any payments from some or all of the guarantors.

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

The reoffering and resale of our Senior Notes is subject to significant legal restrictions.

Our Senior Notes have not been, and will not be, registered under the Securities Act or any state securities laws. As a result, holders of our Senior Notes may reoffer or resell our Senior Notes only if:

•	there is an applicable exemption from the registration requirements of the Securities Act and applicable state laws that applies to the circumstances of the offer and sale; or
•	the Senior Notes are sold pursuant to an effective registration statement.

We are not required and do not intend to register our Senior Notes for resale under the Securities Act, the securities laws of any state or any other jurisdiction. Furthermore, we are not required and do not intend to offer to exchange our Senior Notes for notes registered under the Securities Act, the laws of any state or any other jurisdiction.

You should not rely on Telesat LLC in evaluating an investment in our Senior Notes.

Telesat LLC was formed in connection with the initial funding of the Telesat Canada Acquisition in 2007 and for the issuance of notes and currently has no independent operations and no assets and generally will be prohibited from engaging in any material business activities, except in connection with the incurrence of indebtedness permitted under the indenture governing our Senior Notes, including guaranteeing or borrowing under the Senior Secured Credit Facilities, and activities incidental thereto. You should therefore not rely upon Telesat LLC in evaluating whether to invest in our Senior Notes.

A lowering or withdrawal of the ratings assigned to our Senior Notes by rating agencies may increase our future borrowing costs and reduce our access to capital.

Our Senior Notes have a non-investment grade rating, and any rating assigned could be lowered or withdrawn entirely by a rating agency if, in that rating agency’s judgment, future circumstances relating to the basis of the rating, such as adverse changes, so warrant. Consequently, real or anticipated changes in our credit ratings will generally affect the market value of our Senior Notes.

Credit ratings are not recommendations to purchase, hold or sell our Senior Notes. Additionally, credit ratings may not reflect the potential effect of risks relating to the structure or marketing of our Senior Notes. Any future lowering of our ratings likely would make it more difficult or more expensive for us to obtain additional debt financing. If any credit rating initially assigned to our Senior Notes is subsequently lowered or withdrawn for any reason, you may not be able to resell your Senior Notes at a favorable price or at all.

Many of the covenants in the indenture governing our Senior Notes will not apply during any period in which our Senior Notes are rated investment grade by both Moody’s and Standard & Poor’s.

Many of the covenants in the indenture governing our Senior Notes will not apply to us during any period in which our Senior Notes are rated investment grade by both Moody’s and Standard & Poor’s, provided at such time no default or event of default has occurred and is continuing. Such covenants restrict, among other things, our ability to pay distributions, incur debt and enter into certain other transactions. There can be no assurance that our Senior Notes will ever be rated investment grade, or that if they are rated investment grade, that our Senior Notes will maintain these ratings. However, suspension of these covenants would allow us to engage in certain transactions that would not be permitted while these covenants were in force. To the extent the covenants are subsequently reinstated, any such actions taken while the covenants were suspended would not result in an event of default under the indenture governing our Senior Notes.

Our significant shareholders may have interests that conflict with the interests of the holders of our Senior Notes.

As at December 31, 2016, Loral owned approximately 63% of the economic interest of Holdings, and PSP Investments owned approximately 36%. We are controlled by our board of directors which is comprised of ten members, three nominated by Loral, three nominated by PSP Investments and four independent directors selected by a nominating committee comprised of one PSP Investments nominee, one Loral nominee and one of the independent directors then in office. Loral and PSP Investments together can effectively control any vote. Additionally, Loral has veto rights with respect to certain decisions that require shareholder approval. Circumstances may occur in which the interests of our shareholders could be in conflict with the interests of the holders of the Senior Notes. For example, our shareholders, subject to the limitations in the indenture governing our Senior Notes and the credit agreement governing our Senior Secured Credit Facilities, could approve the payment of dividends or other distributions to our shareholders, reducing the cash we have available to pay our debts, including the Notes. In addition, our shareholders may have an interest in pursuing acquisitions, divestitures, additional financing or monetization activities or other transactions that, in their judgment, could enhance their equity investment even though such transactions might involve risks to the holders of our Senior Notes if the transactions resulted in our acquiring more debt or significantly changed the nature of our business operations or strategy. In addition, if we encounter financial difficulties, or we are unable to pay our debts as they mature, the interests of our shareholders might conflict with those of the holders of our Senior Notes. In that situation, for example, the holders of our Senior Notes might want us to raise additional equity from existing shareholders or other investors to reduce our leverage and pay our debts, while existing shareholders might not want to increase their investment in us or have their ownership diluted and may instead choose to take other actions, such as selling our assets.

In addition, we have been advised that Loral and PSP have entered into discussions regarding potential strategic transactions and certain governance matters related to Telesat. Loral’s public disclosure indicates that it remains interested in and, when market conditions are favorable and if PSP agrees, it plans to continue to pursue a strategic transaction, such as monetizing its interest in Telesat through the combination of Loral and Telesat into one public company or through the sale of Loral. There can be no assurance as to when or whether Loral and PSP may be able to conclude any strategic transaction or that any strategic initiatives or transactions involving Telesat may occur. Purchasers of our Senior Notes should consider the implications of any such potential transactions when making a decision to invest in the Notes.

Pending the outcome of the discussions between Loral and PSP, Loral, PSP and Telesat entered into an agreement which preserves the parties’ right to assert against one another legal claims relating to Telesat. We were advised by Loral that Telesat was included as a party to the agreement solely because Loral believes that, as a technical matter of Canadian law and for purposes of potentially seeking equitable relief, Telesat may be a necessary party. Although we were further advised by Loral and PSP that neither of them intends to seek monetary damages against Telesat and we are not aware of any basis upon which Loral or PSP could seek monetary damages against us, there can be no assurance that Loral and/or PSP will not seek monetary damages against Telesat in the future. There can be no assurance that, if the agreement lapses, Loral and PSP will not pursue legal claims against one another relating to Telesat.

Various funds affiliated with MHR Fund Management (“MHR”) held, as of December 31, 2016, approximately 39.9% of Loral’s outstanding voting common stock and 58.4% of Loral’s total outstanding voting and non-voting common stock. Mark H. Rachesky, M.D., chairman of our board of directors and non-executive chairman of the board of directors of Loral, is the co-founder and president of MHR.

Item 4. Information on the Company

A. History and development of the Company.

Telesat Interco was incorporated under the CBCA on November 23, 2006 in contemplation of an acquisition of Telesat Canada and the related transfer of Loral Skynet to Telesat Canada, which we refer to as “the Telesat Canada transaction.” Telesat Canada was originally formed in 1969 by the Telesat Canada Act, or the Telesat Act. In 1972, Telesat Canada launched the world’s first domestic commercial satellite in geostationary orbit and continued as a pioneer in technical and commercial innovation with the first commercial Ku-band satellite in 1978, Canada’s first DBS satellite in 1999 and the first consumer 2-way

Ka-band broadband internet service via satellite in 2004. Since the mid-1970’s, Telesat has provided satellite services for voice, data and broadcast communications across Canada, including the far north, bringing to those isolated areas services similar to ones available in major centres. As part of its government divestiture, pursuant to the Telesat Divestiture Act, Telesat Canada was continued on March 27, 1992 under the CBCA, the Telesat Act was repealed and the government sold its shares in Telesat Canada to Alouette Telecommunications Inc. (“Alouette”), which subsequently became a wholly-owned subsidiary of BCE. Alouette was amalgamated with Telesat Canada on January 1, 2007 under the name “Telesat Canada.” On October 31, 2007, Telesat Canada amalgamated with 436320 Canada Inc., a wholly-owned subsidiary of Telesat Interco, to continue as Telesat Canada.

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

The Telesat Canada Acquisition

On October 31, 2007, Telesat Interco, a Canadian company and wholly-owned subsidiary of Holdings, a Canadian company indirectly owned by PSP Investments and Loral, acquired 100% of the stock of Telesat Canada and certain other assets from BCE for $3.25 billion (approximately US$3.42 billion at an October 31, 2007 exchange rate of USD$1.00/$0.9499) (the “Telesat Canada Acquisition”).

PSP Investments, through its wholly-owned subsidiary, Red Isle Private Investments Inc. (“Red Isle”), contributed to Holdings US$525 million in cash in exchange for (a) shares of 7% fixed rate senior non-convertible PIK mandatorily redeemable preferred stock of Holdings, (b) common shares of Holdings representing approximately 30% of the participating equity of Holdings, and (c) voting participating preferred shares of Holdings representing approximately 6% of the participating equity of Holdings. The voting participating preferred shares are convertible into common shares on a one-for-one basis and have all of the rights of common shares, except that they do not have the right to vote for the election of directors of Telesat Canada. The voting participating preferred shares do not have any liquidation preference or dividend rights above the common shares. In a related transaction, Red Isle transferred to Holdings $55,163,172, representing the market value of certain foreign exchange contracts entered into by Red Isle, in exchange for the issuance to Red Isle of a portion of the 36% equity shareholding acquired by Red Isle, in the form of voting participating preferred shares. We refer to these equity contributions as the “Equity Financing.”

The Skynet Transaction

On October 31, 2007, in connection with the Telesat Canada acquisition, Loral Skynet transferred substantially all of its assets (the “Loral Skynet Business”) to Holdings pursuant to an asset transfer agreement (the “Asset Transfer Agreement”). In exchange for the transfer of such assets, Holdings issued to a subsidiary of Loral common shares representing 33 1/3% of all voting and participating equity rights outstanding after such issuance and non-voting participating preferred shares representing 30 2/3% of all participating equity of Holdings outstanding after such issuance. The non-voting participating preferred shares of Holdings acquired by a subsidiary of Loral are convertible into common shares on a one-for-one basis if held by a shareholder that is “Canadian” for Canadian regulatory purposes. These non-voting participating preferred shares do not have any liquidation preference or dividend rights above common shares of Telesat Canada.

In addition, on October 31, 2007, Skynet Satellite Corporation (“SSC”), a Delaware corporation which became an indirect wholly-owned subsidiary of Holdings as of the closing of the Asset Transfer Agreement, purchased from Loral Skynet certain other assets and assumed certain liabilities of Loral Skynet for the purchase price of US$25,472,000 in marketable securities pursuant to the terms of an asset purchase agreement (the “Asset Purchase Agreement”). We refer to the transfer of the Loral Skynet Business to us pursuant to the Asset Transfer Agreement and the Asset Purchase Agreement as the Skynet Transaction.

Holdings also, subject to certain exceptions, assumed the liabilities of the Loral Skynet Business.

Telesat Reorganization

Immediately following the Telesat Canada acquisition, (i) all of the shares of Telesat Canada acquired by Telesat Interco in the Telesat Canada acquisition were transferred to 4363230 Canada Inc. in exchange for the issuance to Telesat Interco of common shares of 4363230 Canada Inc.; (ii) 4363230 Canada Inc. and Telesat Canada were amalgamated under the name “Telesat Canada”; and (iv) the Loral Skynet Business acquired by Holdings was transferred to Telesat Interco, and then to Telesat Canada, in exchange for the issuance to Telesat Interco of common shares of Telesat Canada. These transactions are referred to as the “Telesat Reorganization.”

As a result of the Telesat Reorganization all of the assets of Telesat Canada before its amalgamation became the assets of the amalgamated Telesat Canada, the Loral Skynet Business became owned by Telesat Canada and Telesat Canada became a wholly-owned subsidiary of Telesat Interco.

Telesat Amalgamation

Effective January 1, 2017, Holdings completed a corporate reorganization pursuant to which Holdings amalgamated with Telesat Interco Inc. and immediately thereafter the newly amalgamated company amalgamated with Telesat Canada. The continuing entity, existing under the laws of Canada, is named Telesat Canada. As a result of the amalgamation, the share capital of Holdings become the share capital of Telesat Canada.

As at January 1, 2017, Loral indirectly held shares in Telesat Canada effectively representing approximately 62.7% of the economic interests and 32.7% of the voting power of Telesat Canada and PSP Investments indirectly held shares effectively representing approximately 35.8% of the economic interests, 67% of the voting power, other than in respect of the election of directors, and together with two other Canadian investors, 67.3% of the voting power for the election of directors, of Telesat Canada. As at January 1, 2017, certain current and former Telesat employees held shares representing 1.5% of the economic interests of Telesat Canada.

B. Business overview

We are a leading FSS operator, with facilities around the world. Our global satellite fleet and ground infrastructure provide a powerful international platform supporting (i) strong video distribution and DTH neighborhoods in North America characterized by long-term contracts with blue chip customers and significant contractual backlog, (ii) an efficient enterprise and government services business that provides North American customers with end-to-end communications services and (iii) innovative satellite coverages, both conventional broad beams and high throughput satellite (HTS) beams, to serve mobility markets, both aero and maritime, other enterprise networks, along with international video distribution and government services.

Through our deep commitment to customer service and focus on innovation and technical expertise, we have developed strong relationships with a diverse range of high-quality customers, including many of the world’s preeminent video and data service providers. Our current customers include North American DTH providers Bell TV, Shaw Direct and EchoStar/DISH Network, and leading telecommunications and media firms AMC Networks, Bell Media, Canadian Broadcasting Corporation and HBO.

Our North American Broadcast and Enterprise Services customer service contracts are typically multi-year in duration and, in the past, we have successfully contracted all or a significant portion of a satellite’s capacity prior to commencing construction. As a result, we had approximately $4.3 billion in contracted revenue backlog as at December 31, 2016. See “— Sales and marketing — Revenue backlog” for additional information.

The North American focused part of our satellite fleet is comprised of Anik F1R, Anik F2, Anik F3, Nimiq 1, Nimiq 2, Nimiq 4, Nimiq 5, Nimiq 6, certain beams on Anik G1, and the Canadian payload on ViaSat-1. The international focused part of our satellite fleet is comprised of Anik F1, Telstar 11N, Telstar 12, Telstar 12 VANTAGE, Telstar 14R/Estrela do Sul 2, Telstar 18 and certain beams on Anik G1. The Telstar 18 VANTAGE satellite is now under construction and will replace our Telstar 18 satellite and expand upon the services we are able to provide from the 138° EL orbital location. The Telstar 19 VANTAGE satellite is also under construction and will be colocated with Telstar 14R/Estrela do Sul 2 and will expand upon the services we are able to provide from our 63° WL orbital location. We also manage the operation of additional satellites for third parties.

We believe our global satellite fleet, access to our desirable spectrum rights, and strong relationships with our customers underpin our established, predictable core business, and provide us with the opportunity to capitalize on the growth drivers in the satellite industry and the markets we serve.

Industry Overview and Trends

We compete in the market for the provision of voice, data, video and internet connectivity services worldwide. Services of this type are provided using various technologies, including satellite networks. We currently operate in the FSS sector of the satellite industry. Operators in the FSS sector provide communications links between fixed points on the earth’s surface, referred to as point-to-point services, and from one point to multiple points, referred to as point-to-multipoint services. Increasingly, the FSS sector is also providing services to mobile platforms, such as ships and airplanes. Over the last several decades, deregulation and privatization have significantly reshaped the FSS sector. In addition, the sector has undergone consolidation, with regional and national operators being acquired by larger companies or seeking to partner with other providers. In addition, there have been many new, smaller entrants, including many governmental operators, launching national satellite programs.

Satellite Systems

A generic satellite system consists of a space segment and an earth segment. The “space segment” is comprised of the satellites and the TT&C systems and facilities used to control and monitor the satellites. The “earth segment” is made up of all of the communication earth stations and other devices that access operational satellites. A satellite has two primary components: the communications payload and the spacecraft bus. In its simplest form, the communications payload consists of the antennas and transponders which receive the signals from earth at one frequency, amplify them, and transmit them back to earth at a different frequency. The spacecraft bus is essentially comprised of all of the non-communications equipment, including the electrical and TT&C subsystems, the propulsion and thermal subsystems and the spacecraft structure itself.

Satellites in geosynchronous orbit (“GEO”) circle the earth from orbital locations approximately 22,300 miles (35,700 kilometers) above the equator. The speed at which they orbit the earth corresponds to the speed of the earth’s rotation. As a result, each geosynchronous satellite in essence “blankets” a fixed geographic area with its signals, and an earth station antenna on the earth can communicate continuously with a particular satellite if it is pointed to, and has an unobstructed view of, that satellite’s orbital location. An individual satellite can be designed to communicate with major portions of the earth via large, geographically dispersed beams, to focus its coverage more specifically on particular markets or regions through regional or spot beams, or to use a portion of its total capacity for each type of coverage.

The non-geostationary orbit, or NGSO, includes satellites operating in Low Earth Orbit, or LEO, with an altitude typically between 500 and 870 miles (800 to 1400 kilometers) and satellites operating in Medium Earth Orbit, or MEO, that is between the LEO and GEO orbits. Unlike geosynchronous satellites that operate in a fixed orbital location above the equator, LEO and MEO satellites travel around the earth at high velocities requiring antennas on the ground to track their movement. LEO satellite systems have the potential to offer a number of advantages over GEO satellites to meet growing requirements for broadband services, both consumer and commercial, by providing increased data speeds and capacity, global coverage, and latency on par with or potentially better than terrestrial services.

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

Terrestrial alternatives, such as fiber optic cable, are superior to satellite in some circumstances and can be used in conjunction with satellite to provide a hybrid network that makes use of the inherent advantages of both technologies. Generally, in areas well-served by terrestrial networks or for point-to-point communications, terrestrial alternatives may have a cost advantage, while more dispersed, point-to-multipoint communications may be better served by satellite. See “— Competition” for additional information about terrestrial based-services.

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

Key factors expected to drive FSS growth in the coming decade are as follows:

•	Video services — FSS operators are experiencing increased demand for satellite capacity for both video distribution and contribution. This includes a growing number of HDTV channels, which require two-to-three times more bandwidth than standard definition channels. New forms of content and enhanced services such as Ultra HD are also expected to drive demand for capacity.
•	Consumer broadband — As demand for high speed internet services continues to grow, many regions in the developed and underdeveloped world continue to lack terrestrial communications infrastructure that can deliver required speeds and reliability. Today’s satellites offer a solution to address this increasing demand as the capabilities of high-throughput satellites allow broadband speeds significantly higher than earlier generation satellites and which are comparable to many terrestrial alternatives.

•	Military satellite communications (“Milsatcom”) — The U.S. Government is the single largest user of commercial satcom and most of this use relates to U.S. Department of Defense (DoD) operations. FSS demand from the U.S. military and defense agencies around the world has been adversely affected in recent years by reduced spending, troop withdrawals and gains in network efficiencies that support higher data rates over the same amount of bandwidth. However, Milsatcom demand is expected to increase over the long-term. Commercial FSS supports secure communications, surveillance, reconnaissance, mobile communications, including support for Unmanned Aerial Vehicles (UAVs), logistics, troop welfare and a host of other services.
•	Government digital inclusion — Digital inclusion projects — government supported initiatives to bring broadband services to rural and remote communities and those with limited terrestrial infrastructure — are an important and growing application in both developed and developing nations.
•	Resource sector — FSS demand in the resource sector has largely been driven by oil and gas exploration, and the level of such exploration has largely been driven by global economic growth. Increased oil supply and reduced economic growth in many countries have led to decreased prices and a slowdown in exploration and production in much of the world. As a result, a number of energy projects have been scaled back or put on hold, which has adversely affected current demand for satellite capacity used by the networks that support these projects. However, we believe that levels of exploration and extraction will increase in the long-term. In addition, the current and increasing focus on safety concerns in the resource sector is leading to the implementation of diverse, redundant communications for monitoring and control of resource infrastructure (for example, pipelines), including video, which may drive demand for increased satellite services.
•	Backhaul — Satellites allow telecom operators to expand the reach of their fixed and mobile networks to locations not served, or under served, by terrestrial networks by connecting these off-network locations to their main networks. Continued demand for fixed and mobile data is anticipated to drive growth for satellite backhaul services.
•	Maritime and Aeronautical services — As broadband connectivity becomes more central to businesses and individuals, the need to stay connected has spread to locations that cannot readily access terrestrial networks. Commercial maritime vessels including cruise ships, cargo carriers, container vessels and oil tankers are making greater use of satellite services to provide reliable broadband to passengers, improve operations and support crew morale. In aeronautical markets, satellite broadband for passenger and crew communications is also growing and has become a significant driver of demand as airlines around the world continue to implement in-flight Wi-Fi in passenger cabins along with secure broadband for the cockpit.
•	Corporate networks in the developing world — As economic growth accelerates in developing parts of the world with poor terrestrial infrastructure, corporate enterprises expanding their activities in these regions drive demand for increased satellite capacity.
•	Internet of things — A vast number of physical objects — factories, appliances, machinery, electric grids and other infrastructure — now have the capability to monitor their environment, report status, receive instructions, and take action based on information they receive. This is all part of the Internet of Things (“IoT”) that already has billions of devices in use and which is expected to grow to over 20 billion connected units by 2020. Reliable communications are essential for IoT to work and, while most IoT connections will likely be by terrestrial wireless, the growth in the number of connected devices is expected to drive increased demand for satellite services.

Supply

Satellite capacity supply is impacted by the scarcity of radio spectrum and financial, regulatory and other barriers to entry that characterize the satellite services industry. There is limited radio frequency spectrum available to commercial communications satellite operators. As a result, a limited number of satellites can be placed into service over any particular geographic area. New entrants must face the significant capital costs of procuring a satellite and must maintain the financial and highly specialized technical resources required to operate a satellite system and market its services. Other regulatory requirements must also be satisfied before a new entrant can provide services to, from, or within a specific country.

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

HTS capacity is becoming increasingly available. HTS rely on multiple spot beams and frequency reuse to deliver greatly increased throughput versus traditional satellites for the same amount of allocated frequency. New entrants, many with the support of export credit agency financing, have brought and are bringing additional capacity to the market. In addition, new technologies, such as second generation HTS, NGSO constellations and alternate non-terrestrial services using drones or balloons, may significantly increase the supply of services that will compete with traditional satellite services.

Competitive strengths

Our business is characterized by the following key competitive strengths:

Leading Global FSS Operator

We are a leading global FSS operator and the largest FSS operator in Canada, with a strong and stable business. We have a leading position as a provider of satellite services in the North American video distribution market. We provide services to both of the major DTH providers in Canada, Bell TV and Shaw Direct, which together have approximately 2.2 million subscribers, as well as to EchoStar (DISH Network) in the United States, which has approximately 13.6 million subscribers. Our international satellites are well positioned to serve a number of growing markets and serve a range of important customers in those markets.

Blue Chip Customer Base

We offer our broad suite of satellite services to more than 400 customers worldwide, which include some of the world’s leading television broadcasters, cable programmers, DTH service providers, ISPs, network service integrators, telecommunications carriers, corporations and government agencies. Over 45 years of operation, we have established long-term, collaborative relationships with our customers and have developed a reputation for creating innovative solutions and providing services essential for our customers to reach their end users. Our customers represent some of the strongest and most financially stable companies in their respective industries. These customers have historically committed to long-term contracts for our services, which enhances the predictability of our future revenues and cash flows and supports our future growth. Our customers include:

•

Broadcast:

North American DTH providers Bell TV, Shaw Direct, EchoStar (DISH Network), and leading telecommunications and media firms such as AMC Networks International, Bell Media, Canadian Broadcasting Corporation, HBO and NBC Universal.

•	Enterprise: Bell Canada, BT, Embratel, SpeedCast, Lockheed Martin, SSI Micro Limited, Northwestel, Panasonic, Suncor and Xplornet Communications.
•	Consulting: EchoStar, MacDonald, Dettwiler and Associates, Mitsubishi Electric Corporation and ViaSat.

Large Contracted Backlog and Young Satellite Fleet Underpin Anticipated Growth and High Revenue Visibility

Historically, we have been able to generate strong cash flows from our operating activities due to the high operating margins in the satellite industry and our disciplined control of expenses. The stability of our cash flows is underpinned by our large revenue backlog. As at December 31, 2016, we had contracted backlog for future services of approximately $4.3 billion, which represents a multiple of approximately 4.6 times revenue for the twelve months ended December 31, 2016. Of the approximately $4.3 billion backlog, we anticipate that approximately 17.2% will be recognized as revenue in 2017 and the balance to be recognized in 2018 and thereafter. Historically, we have been able to generate significant backlog by entering into long-term contracts with our customers, in some cases for all or substantially all of a satellite’s orbital maneuver life. In addition to this backlog, we have historically experienced a high proportion of contract renewals. Together these two factors have produced ongoing, stable cash flows.

Many of our satellites are relatively new and will not need to be replaced for a significant period of time, which defers replacement capital expenditures.

Portfolio of Orbital Real Estate

Our satellites occupy attractive orbital locations that provide us with an advantageous position in the markets in which we operate due to the scarcity of available satellite spectrum and the strong neighborhoods we have developed at these locations. Access to these orbital locations, coupled with the high capital intensity of the satellite industry, creates barriers to entry in those markets. We are licensed by the Department of Innovation, Science and Economic Development Canada (“ISED”), formerly Industry Canada, to occupy a number of key orbital positions that are well-suited to serve the Americas and support our leading position in North America. Our international satellites also occupy highly desirable orbital locations that enable broad pan-regional service with interconnectivity between regions, making them attractive for both intra- and inter-regional services. We have rights to additional spectrum, including Ka-band and RDBS band at certain existing orbital locations as well as rights to use Ka-band to operate a global LEO satellite constellation.

Global Operations Provide Revenue Diversification and Economies of Scale

The combination of our North American broadcast and enterprise services businesses and our international business offers diversity in terms of both the customers and regions served as well as the services provided.

Moreover, as the operator of a fleet of 15 satellites plus multiple other satellites for third parties, we have attained meaningful scale to allow us to leverage our relatively fixed cost base to achieve substantial operating margins.

Business strategy

We are committed to continuing to provide the strong customer service and focus on innovation and technical expertise that have allowed us to successfully build our business to date. Building on our existing activities and large contracted revenue backlog, we will continue to focus on increasing the utilization of our existing satellite capacity, maintaining our operating efficiency and, in a disciplined manner, using our strong cash flows to grow our in-orbit satellite capacity and strengthen our business.

Continue to Grow Our Core Business

We believe our satellite fleet offers a strong combination of existing backlog and additional capacity on our existing satellites and planned satellites that provides a solid foundation upon which we will seek to grow our revenues and cash flows. To achieve this growth, we will seek to capture the anticipated increased demand for satellite services and capacity (i) in the broadcast services market, from broadcast video applications, including DTH services, HDTV, Ultra HD and expansion in the number of channels and (ii) in the enterprise services market, from requirements such as maritime and aeronautical, government services, and supporting carrier and enterprise networks.

Follow a Disciplined Satellite Expansion Strategy

We will continue to focus on capturing the anticipated increase in worldwide demand for satellite services through a disciplined satellite expansion program that should drive incremental contracted backlog and cash flows, and further leverage the Company’s fixed cost structure.

Telstar 18 VANTAGE, a powerful, state-of-the-art, multi-mission satellite currently under construction, will replace Telstar 18 at 138° EL. This new satellite will bring replacement and expansion capacity to this orbital location utilizing high throughput and broad beam capacity. The satellite will offer a high degree of flexibility with coverage of China, Mongolia, Indochina, Indonesia, Australia, New Zealand and the Pacific Ocean. Our longstanding partner at the 138° EL location, APT, will use 57.5% of the satellite’s capacity in exchange for providing 57.5% of the capital for the satellite program.

Telstar 19 VANTAGE, a powerful, multi-mission, high throughput satellite currently under construction will bring additional capacity to the 63° WL orbital location where we operate our Telstar 14R/Estrela do Sul 2 satellite. The satellite will offer a high degree of flexibility with coverage of Brazil, the Andean Region, the Caribbean, the North Atlantic Ocean and Northern Canada. Hughes Network Systems LLC has entered into a long-term contract for all of the high throughput Ka-band capacity on Telstar 19 VANTAGE serving South America.

Increase Operating Cash Flow and Maintain Strong Liquidity Profile

The satellite industry is characterized by a relatively fixed cost base that allows significant revenue growth with relatively minimal increases in operating costs, particularly for the provision of services using only satellite capacity. Thus we anticipate that the relatively fixed cost nature of our business, combined with increasing demand for satellite services, will over time produce growth in our operating income and cash flows. To further enhance our liquidity we have a US$200 million revolving credit facility in place that can be used for general corporate purposes including working capital and capital expenditures of which, other than US$0.1 million of outstanding letters of credit, no amount was drawn as of December 31, 2016.

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

For the twelve months ended December 31, 2016, we derived revenues from the following services:

Twelve Months ended December 31, 2016
Broadcast	52%
Enterprise	45%
Consulting and other	3%

Broadcast:  Our broadcast services business provided approximately 52% of our revenues for the twelve months ended December 31, 2016. These services include:

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

Enterprise:  Our enterprise services provided approximately 45% of our revenues for the twelve months ended December 31, 2016. These services include:

Telecommunication carrier and integrator services:  We provide satellite capacity and end-to-end services for data and voice transmission to telecommunications carriers and integrators located throughout the world. These services include space segment services and terrestrial facilities for broadband, internet backhaul, cellular backhaul and services such as rural telephony to telecommunications carriers and network services integrators around the world.

Government services:  The United States Government is the largest single consumer of fixed satellite services in the world, and a user of our international satellites. We provide services to the United States Government through government service integrators, rather than directly to United States Government agencies. We are also a significant provider of satellite services to the Canadian Government.

Consumer broadband services:  We provide Ka-band satellite capacity in Canada, particularly to Xplornet, which uses it to provide two-way broadband internet services. We also provide Ka-band satellite capacity to ViaSat, which uses it to provide similar services in the United States.

Resource services:  We provide communications services to geographically diverse locations, both on and off shore, for the oil and gas and mining industries.

Maritime and aeronautical services:  We are increasingly providing satellite capacity to customers serving the growing maritime and aeronautical markets, bringing broadband communications services to commercial airplanes and vessels.

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

Consulting and other:  Our consulting and other category provided approximately 3% of our revenues for the twelve months ended December 31, 2016. Our consulting operations allow us to realize operating efficiencies by leveraging our existing employees and the facility base dedicated to our core satellite communication business. With over forty-five years of engineering and technical experience, we are a leading consultant in establishing, operating and upgrading satellite systems worldwide.

We also benefit from revenue diversity in terms of the geographic location of our customers. For the twelve months ended December 31, 2016, we derived revenues, based on the billing address of the customer, in the following geographic regions:

Twelve Months ended December 31, 2016
(in CAD$ in millions)
North America	$746
Latin America and Caribbean	$83
Europe, Middle East and Africa	$65
Asia and Australia	$37

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

Revenue Backlog

Contracted revenue backlog represents our expected future revenue from existing service contracts (without discounting for present value), including any deferred revenue that we will recognize in the future in respect of cash already received. The significant majority of our contracted revenue backlog is generated from service or other agreements for satellite capacity. We do not include revenue beyond the stated expiration date of a contract regardless of the potential for a renewal. As at December 31, 2016, our contracted backlog, was approximately $4.3 billion. This amount includes approximately $391 million of customer prepayments that Telesat has already received.

Generally, following the successful launch of a satellite, if the satellite is operating nominally, our customers may only terminate their service agreements for satellite capacity by paying us all, or substantially all, of the payments that would have otherwise become due over the term of the service agreement. However, if certain of our existing satellites were to experience a significant launch delay, launch or in-orbit failure, or otherwise fail to operate as anticipated, our customers may be entitled to terminate their agreement and we may be obligated to return a portion of the customer prepayments made under service agreements for that satellite and reduce the associated contracted revenue from the revenue backlog. Those repayments would be funded by any insurance proceeds we may receive, cash on hand, cash equivalents and/or funds available under our New Revolving Credit Facility.

Our actual realized revenues may differ from the revenues we expect to realize based on our contractual backlog, and such differences may be material. See “Risk factors — Risks related to our business” for a discussion of some of the factors that may affect our revenues.

Patents and Proprietary Rights

As of December 31, 2016, we owned nine issued patents, seven of which are in the United States. These patents expire between 2018 and 2030. We also have several pending domestic and international patent applications.

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

Research and Development

Our research and development expenditures are incurred for the studies associated with advanced satellite system designs, and experimentation and development of space, satellite and ground communications products. This also includes the development of our planned LEO constellation.

Competition

We are a leading global FSS operator in a highly competitive industry and we compete against other global, regional and national satellite operators and with providers of terrestrial-based communications services.

Fixed Satellite Operators

Other global satellite operators are Intelsat S.A. (“Intelsat”), SES S.A. (“SES”), Eutelsat S.A. (“Eutelsat”), and Inmarsat. We also compete with a number of nationally or regionally focused FSS operators around the world.

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

Regional and domestic providers: We also compete against regional FSS operators, including:

•	in North America: Ciel, ViaSat, HNS/EchoStar, Hispasat and Arsat;
•	in Europe, Middle East, Africa: Avanti, Arabsat, Es’hailsat, Nilesat, Gazprom, Hellas-Sat, RSCC, Yahsat, Turksat and Spacecom;
•	in Asia: AsiaSat, Measat, Thaicom, APT, PT Telkom, Optus, SKY Perfect JSAT and Asia Broadcast Satellite; and
•	in Latin America: Star One, Arsat and Hispamar.

A number of other countries have domestic satellite systems that we compete against in those markets.

The Canadian Government opened Canadian satellite markets to foreign satellite operators as part of its 1998 World Trade Organization commitments to liberalize trade in basic telecommunications services. As of January 2017, approximately 80 non-Canadian FSS satellites are listed as having been approved for use in Canada. Three of these are Telesat satellites licensed by other administrations and one is a satellite on which we own the Canadian-coverage capacity.

In addition, the FSS and the Mobile Satellite Services (“MSS”) sectors which have historically served distinct customer requirements, are converging. As a result, we face competition from MSS operators that include Inmarsat which recently began offering a high throughput Ka-band service using a global constellation of three geostationary satellites. The growth in satellite service providers using or planning to use Ka-band, including Avanti Communications, SES/O3b, ViaSat, Eutelsat, HNS/EchoStar, Inmarsat, Yahsat and others, will result in increased competition.

Over the past two years, a number of global NGSO satellite systems have been announced and are now in various stages of development.

Many of the new and replacement satellites expected to be deployed in the near term will be high throughput satellites or will include high throughput payloads. This includes Intelsat’s “Epic” satellites, the first two of which were launched in 2016. In addition, second generation HTS systems now in development purport to be capable of throughput that substantially exceeds the throughput of first generation HTS. This may result in a significant increase in satellite capacity which may further increase competition.

Terrestrial Service Providers

Providers of terrestrial-based communications services compete with satellite operators. Increasingly, in developed and developing countries alike, governments are providing funding and other incentives to encourage the expansion of terrestrial networks resulting in increased competition for satellite operators.

Consulting Services

The market for satellite consulting services is generally comprised of a few companies qualified to provide advice to governments, satellite operators, spacecraft manufacturers, and other industry participants on a range of technical and commercial matters related to satellite communications and earth observation. Our competitors are primarily United States and European-based companies.

Government Regulation

Canadian Regulatory Environment

The Telesat Divestiture Act

Telesat Canada was originally established by the Government of Canada in 1969 under the Telesat Canada Act. As part of the Canadian government’s divestiture of its shares in Telesat Canada, pursuant to the Telesat Canada Reorganization and Divestiture Act (1991) (the “Telesat Divestiture Act”), Telesat Canada was continued on March 27, 1992 as a business corporation under the CBCA, the Telesat Canada Act was repealed and the Canadian government sold its shares in Telesat Canada. The Telesat Divestiture Act provides that no legislation relating to the solvency or winding-up of a corporation applies to Telesat Canada and that its affairs cannot be wound up unless authorized by an Act of Parliament. See “Risk factors — Risks related to our indebtedness and our Senior Notes — Because of the Telesat Canada Reorganization and Divestiture Act, a Canadian act uniquely applicable to Telesat Canada (but not including Telesat LLC or our other subsidiaries), Telesat Canada may not have access to the usual protections from creditors and other rights available to insolvent persons, and creditors, including holders of our Senior Notes, may not have recourse to the usual rights, remedies and protections under applicable bankruptcy and insolvency laws generally available to creditors of insolvent persons.” In addition, Telesat Canada and its shareholders and directors cannot apply for Telesat Canada’s continuation in another jurisdiction or dissolution unless authorized by an Act of Parliament.

Telecommunications Regulation

We are subject to regulation by government authorities in Canada, the United States and other countries in which we operate and are subject to the frequency coordination process of the ITU. Our ability to provide satellite services in a particular country or region is subject also to the technical constraints of our satellites, international coordination, local regulation including as it applies to securing landing rights and licensing requirements.

The Telecommunications Act

Telesat Canada is a Canadian carrier under the Telecommunications Act (Canada), or the Telecom Act. The Telecom Act authorizes the CRTC to regulate various aspects of the provision of telecommunications services by us and other telecommunications service providers. Telesat is currently not subject to detailed rate regulation, however the CRTC has retained its powers under the Telecom Act to impose price regulation or other regulatory measures on Telesat in the future, as necessary. In addition, Section 28(2) of the Telecom Act provides that the CRTC may allocate satellite capacity to particular broadcasting undertakings if it is satisfied that the allocation will further the implementation of the broadcasting policy for Canada. The exercise by the CRTC of its rights under section 28(2) of the Telecommunications Act could affect our relationship with existing customers, which could have a material adverse effect on our results of operations, business prospects and financial condition.

Radiocommunication Act

Our operations are also subject to regulation and licensing by ISED pursuant to the Radiocommunication Act (Canada). ISED has the authority to issue spectrum and earth station licenses and establish policies and standards related to the radio frequencies upon which our satellites and earth stations depend. The Minister responsible for ISED has broad discretion in exercising this authority to issue licenses, fix and amend conditions of licenses, and to suspend or even revoke them. Some of the spectrum licenses under which we operate the Anik and Nimiq satellites require us to comply with research and development and other industrial and public benefit commitments, to pay annual spectrum license fees, and to provide all-Canada satellite coverage.

ISED traditionally licensed satellite radio spectrum using a competitive licensing process. In 2012, ISED conducted a public consultation on the licensing framework for FSS and BSS in Canada. As a result of the consultation, changes in policy were announced in November 2013. Effective January 6, 2014, all FSS and BSS licenses are awarded to qualified applicants on a first-come, first-served basis, and spectrum licenses have replaced radio licenses. The term of spectrum licenses is 20 years, with a high expectation of renewal. ISED may, however, issue licenses with a shorter term. ISED also implemented a new spectrum licensing fee regime, which came into effect in the 2016 fiscal year.

The Canadian Government opened Canadian satellite markets to foreign satellite operators as part of its 1998 World Trade Organization (“WTO”) commitments to liberalize trade in basic telecommunications services, with the exception of DTH television services provided through FSS or DBS facilities. Satellite digital audio radio service markets were also closed to foreign entry until 2005. In September 2005, the Canadian Government revised its satellite-use policy to permit the use of foreign-licensed satellites for digital audio radio services in Canada. Further liberalization of the policy may occur and could result in increased competition in Canadian satellite markets. See “— Competition” for more information about our competitors in the Canadian satellite market.

Contribution Collection Mechanism

Since November 2000, pursuant to the CRTC’s Decision CRTC 2000-745, virtually all telecommunications service providers are required to pay contribution charges based on their Canadian telecommunications service revenues, minus certain deductions (e.g., terminal equipment sales and inter-carrier payments). The contribution rate varies from year to year. It was initially set at 4.5% of eligible revenues but was significantly reduced in subsequent years. The rate for 2016 was 0.53%. An interim rate of 0.63% has been established by the CRTC for 2017.

United States Regulatory Environment

The FCC regulates the provision of satellite services to, from, or within the United States.

We have chosen to operate our U.S.-licensed satellites, Telstar 11N, Telstar 12 and Telstar 12 VANTAGE, on a non-common carrier basis. Consequently, they are not subject to rate regulation or other common carrier regulations enacted under the Communications Act of 1934. We pay FCC filing fees in connection with our space station and earth station applications and annual fees to defray the FCC’s regulatory expenses. Annual and quarterly status reports must be filed with the Universal Service Administrative Company covering interstate/international telecommunications revenues. Based on these reports, USAC assesses us for contributions to the FCC’s Universal Service Fund (“USF”). Payments to the USF are made on a quarterly and annual basis. The USF contribution rate is adjusted quarterly and is proposed to be set at 16.7% for the first quarter of 2017. At the present time, the FCC does not assess USF contributions with respect to bare transponder capacity (i.e., agreements for space segment only). Telesat’s United States telecom revenues that are subject to USF contribution requirements are currently small, and our USF payments are not material.

We also own and operate the portion of the ViaSat-1 satellite (115° WL) payload that is capable of providing service within Canada. The ViaSat-1 satellite is licensed by the U.S.

The FCC currently grants geostationary-like satellite authorizations on a first-come, first-served basis to applicants who demonstrate that they are legally and technically qualified and that the public interest will be served by the grant. Under licensing rules, a bond must be posted, starting at US$1 million when a geostationary satellite authorization is granted and escalating to up to US$3 million. The entire amount of the bond may be forfeited if there is failure to meet the FCC’s milestone for the launch and commencement of operations of the satellite. According to current licensing rules and policies, the FCC will issue new satellite licenses for an initial 15 year term and will provide a licensee with an “expectancy” that a subsequent license will be granted for the replacement of an authorized satellite using the same frequencies. At the end of the 15 year term, a satellite that has not been replaced, or that has been relocated to another orbital location following its replacement, may be allowed to continue operations for a limited period of time subject to certain restrictions.

To facilitate the provision of FSS in C-, Ku- and Ka-band frequencies in the United States market, foreign licensed operators can apply to have their satellites either placed on the FCC’s Permitted Space Station List (for certain frequencies) or be granted a declaratory ruling (for other frequencies). Our Anik F1, Anik F1R, Anik F2, Anik F3, Telstar 14R/Estrela do Sul 2 and our upcoming Telstar 19 VANTAGE satellites are currently authorized to serve the U.S. market in accordance with these procedures.

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

The approval of the FCC for the Telesat Canada acquisition and the Skynet Transaction was conditioned upon Holdings’, Telesat Interco’s and Skynet Satellite Corporation’s compliance with commitments made to the Department of Justice, the Federal Bureau of Investigation and the Department of Homeland Security relating to the availability of certain records and communications in the United States in response to lawful United States law enforcement requests for such access.

The export of United States-manufactured satellites and technical information related to satellites, earth station equipment and provision of services to certain countries are subject to State Department, Commerce Department and Treasury Department regulations.

In 1999, the United States State Department published amendments to the International Traffic in Arms Regulations (“ITAR”) which included satellites on the list of items requiring export licenses. Effective November 2014, further amendments to the ITAR transferred jurisdiction of certain satellites and related technology to the Export Administration Regulations administered by the Commerce Department, which also impose license requirements in specified circumstances. The ITAR provisions may limit our access to certain technical information and may have a negative impact on our international consulting revenues.

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

Brazil Regulatory Environment

The Brazilian national telecommunications agency, ANATEL, grants exploitation rights for Brazilian satellites to companies incorporated and existing in Brazil who participate in specific auctions conducted by ANATEL and who demonstrate that they are legally, technically and financially qualified and that the public interest will be served by the grant. ANATEL may also grant exploitation and landing rights for foreign satellites when the public interest is evidenced, provided that the applicant company provides certain specific technical information on the relevant satellite and appoints a legal representative in Brazil (i.e., a company incorporated and existing in Brazil). The landing rights of foreign satellites shall be granted to the owner of the space segment or the company who holds the right to operate it, in whole or in part, but the satellite capacity may only be sold or negotiated in Brazil through the local legal representative. In exploitation and landing rights of Brazilian and foreign satellites, the rights are granted on an onerous basis and are valid for 15 years for Brazilian satellites (renewable once for an additional 15 years) and up to 15 years for foreign satellites (renewable once for an additional equal period).

ANATEL has authorized us, through our subsidiary, Telesat Brasil Capacidade de Satélites Ltda. (“TBCS”), to operate a Ku-band FSS satellite at the 63° WL orbital location (Estrela do Sul 2). In December 2008, TBCS entered into a new 15 year Concession Agreement with ANATEL which obligates TBCS to operate the satellite in accordance with Brazilian telecommunications law and contains provisions to enable ANATEL to levy fines for failure to perform according to the Concession Agreement terms.

In May 2015, TBCS was the successful bidder in an ANATEL auction for Ka-Band and Planned Ku-band frequency rights at the 63° WL orbital location and the associated 15 year Concession Agreements were signed on March 2, 2016 for Telstar 19 VANTAGE.

In addition, ANATEL has accredited TBCS as legal representative in Brazil of three non-Brazillian satellites: Telstar 12 VANTAGE, Anik F1, and Anik G1.

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

United Kingdom Regulatory Environment

We own and operate the portion of the ViaSat-1 satellite (115° WL) payload that is capable of providing service within Canada. ViaSat-1 operates in accordance with a license granted by the FCC in the United States. However, by virtue of an intergovernmental arrangement between the United States and the United Kingdom, ViaSat-1 operates in accordance with ITU networks filed by the United Kingdom regulatory agency, OFCOM, on behalf of the Isle of Man. The Isle of Man is a British Crown Dependency and Isle of Man satellite frequency filings are filed with the ITU by OFCOM. ManSat Ltd. has been granted rights by the Isle of Man Government to manage all aspects of Isle of Man satellite frequency filings. Both Telesat and ViaSat have a commercial relationship with ManSat. ViaSat and Telesat have agreed to cooperate in their dealings with ManSat with respect to the ViaSat-1 satellite for OFCOM and ITU purposes. The Ka-band and portions of the Ku-band frequencies on Telstar 12 VANTAGE, portions of the Ka-band frequencies on Telstar 18 VANTAGE and the Ka-band frequencies on Telstar 19 VANTAGE, are also filed with the ITU by ManSat on behalf of Telesat.

Landing Rights and Other Regulatory Requirements

Many countries regulate satellite transmission signals to, and for uplink signals from, their territory. Telesat has landing rights in major market countries worldwide. In many jurisdictions, landing rights are granted on a per satellite basis and applications must be made to secure landing rights on replacement satellites.

International Regulatory Environment-International Telecommunication Union (ITU)

The ITU, a Specialized Agency of the United Nations, is responsible for administering access by member states to frequencies in the radio portion of the electromagnetic spectrum. The ITU Radio Regulations set forth the process that member states must follow to secure rights for satellites to use frequencies and the obligations and restrictions that govern such use. The process includes, for example, a “first-come, first-served” system for gaining access to certain frequencies and time limits for bringing the frequencies into use. Other frequencies at specified orbital locations have been reserved in perpetuity for individual administrations’ use.

Canada, the United States and other member states have rights to use certain frequencies. Telesat has been authorized by its ITU filing administrations Canada, USA, Brazil, and United Kingdom of Great Britain and Northern Ireland to use certain frequencies. In addition, through commercial arrangements, Telesat has the right to use certain frequencies for which the Kingdom of Tonga has the rights. Authorized frequencies include those already used by our current satellites, and additional frequencies at various geostationary orbital locations or in non-geostationary constellations that must be brought into use within specified time limits.

The ITU Radio Regulations govern the process used by satellite operators to coordinate their operations with other satellite operators to avoid harmful interference. Each member state is required to give notice of, coordinate, and register its proposed use of radio frequency assignments with the ITU. The filing and registration process is administered by the ITU Radiocommunications Bureau (the “ITU-BR”).

Once a member state has filed with the ITU its proposed use of frequencies, other member states inform that member state and the ITU-BR of any intended use that has the potential to cause interference to either existing operations, or operations that may occur in accordance with priority rights. The member states are then obligated to negotiate with each other in an effort to coordinate the proposed uses and resolve interference concerns. If all outstanding issues are resolved in accordance with the various procedures of the ITU Radio Regulations, the frequencies are entered into the ITU’s Master Register (“MIFR”). Registered frequencies are entitled under international law to interference protection from subsequent or nonconforming uses.

Under the ITU Radio Regulations, a member state that places a satellite or any ground station into operation without completing coordination could be vulnerable to interference from other systems and may have to alter the operating parameters of its satellite or ground station if harmful interference occurs to other users already entered in the MIFR or that have priority rights.

The process of ITU filing and notification in the MIFR of frequencies spans a period of seven to eight years, or longer, depending upon the frequency band and the various provisions of the ITU Radio Regulations that may be invoked. Telesat’s authorized frequencies are in various stages of the coordination and notification process. Many frequencies have completed the process and have been registered in the MIFR. In other cases, coordination is on-going so that entry into the MIFR is pending. This is typical for satellite operators. Depending upon the outcome of coordination discussions with other satellite operators, Telesat may need to make concessions in terms of how a frequency may be used. This, in turn, could have a material adverse impact on our financial condition, as well as on the value of our business. The failure to reach an appropriate arrangement with such satellite operators may render it impossible to secure entry into the MIFR and result in substantial restrictions on the use and operations of our existing satellites. In the event disputes arise during the coordination process or thereafter, the ITU Radio Regulations set forth procedures for resolving disputes but do not contain a mandatory dispute resolution mechanism or an enforcement mechanism. Rather, the rules invite a consensual dispute resolution process for parties to reach a mutually acceptable agreement. Neither the rules nor international law provide a clear remedy for a party where this voluntary process fails.

Although non-governmental entities, including Telesat, participate at the ITU, only national administrations have full standing as ITU members. Consequently, we must ultimately rely on the administrations of Canada, the United States, Brazil, the United Kingdom and the Kingdom of Tonga to represent our interests, including submitting and coordinating the ITU satellite networks that provide frequency information within the ITU process described above. See “Risk factors — Risks related to our business” for a discussion on how the international regulatory environment may affect our revenues.

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

C. Organizational structure.

Our corporate structure, as of January 1, 2017, is as follows:

(1)	PSP Investments holds 29.4% of the shares eligible to vote for directors; the remaining 37.9% of shares eligible to vote for directors is held by two independent individuals.
(2)	Telesat LLC, a Delaware limited liability company, is a wholly-owned subsidiary of Telesat Canada and exists primarily for the purpose of serving as a co-issuer of Telesat Canada’s Senior Notes due November 17, 2024 and co-borrower under our Senior Secured Credit Facilities.

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

The table below summarizes selected data relating to our owned in-orbit satellite capacity as of December 31, 2016:

	Orbital Location Regions Covered	Launch Date	Manufacturer’s End-of-Service Life	End-of-Orbital Maneuver Life(1)	Model
Anik F1	107.3° WL South America	November 2000	2016	2022	BSS702 (Boeing)
Anik F1R	107.3° WL North America	September 2005	2020	2023	E3000 (EADS Astrium)
Anik F2	111.1° WL Canada, Continental United States	July 2004	2019	2027	BSS702 (Boeing)
Anik F3	118.7° WL Canada, Continental United States	April 2007	2022	2026	E3000 (EADS Astrium)
Anik G1	107.3° WL Canada South America	April 2013	2028	2039	SS/L 1300
Nimiq 1	Not Applicable(2)	May 1999	2011	2021(4)	A2100 AX (Lockheed Martin)
Nimiq 2	Not Applicable(2)	December 2002	2015	2024(5)	A2100 AX (Lockheed Martin)
Nimiq 4	82° WL Canada	September 2008	2023	2027	E3000 (EADS Astrium)
Nimiq 5	72.7° WL Canada, Continental United States	September 2009	2024	2035	SS/L 1300
Nimiq 6	91.1° WL Canada	May 2012	2027	2048	SS/L 1300
Telstar 11N	37.55° WL North and Central America, Europe, Africa and the maritime Atlantic Ocean region	February 2009	2024	2026	SS/L 1300
Telstar 12	109.2° WL Southern United States, South and Central America	October 1999	2012	2027(5)	SS/L 1300
Telstar 12 VANTAGE	15° WL Eastern United States, SE Canada, Europe, Russia, Middle East, South Africa, portions of South and Central America	November 2015	2030	2032	E3000 (Airbus)
Telstar 14R/Estrela do Sul 2	63° WL Brazil and portions of Latin America, North America, Atlantic Ocean	May 2011	2026	2024	SS/L 1300
Telstar 18(3)	138° EL India, South East Asia, China, Australia and Hawaii	June 2004	2017	2018(6)	SS/L 1300

(1)	Our current estimate of when each satellite will be decommissioned, taking account of anomalies and malfunctions the satellites have experienced to date and other factors such as remaining fuel levels, consumption rates and other available engineering data. These estimates are subject to change and it is possible that the actual orbital maneuver life of any of these satellites will be shorter than we currently anticipate. Further, it is anticipated that the payload capacity of each satellite may be reduced prior to the estimated end of orbital maneuver life. For example, we currently anticipate that we will need to commence the turndown of transponders on Anik F1 prior to the End-of-Orbital Maneuver Life, as a result of further degradation in available power. See “Risk factors — Risks related to our business — The actual orbital maneuver lives of our satellites may be shorter than we anticipate and we may be required to reduce available capacity on our satellites prior to the end of their orbital maneuver lives.”
(2)	Nimiq 1 and Nimiq 2 are currently located in non-Telesat orbital slots.

(3)	54% of the transponders on the satellite are leased to APT (the “APT transponders”), through the end of life of the satellite in consideration for APT’s funding a portion of the satellite’s cost. This transaction was accounted for as a sales-type lease, because substantially all of the benefits and risks incident to the ownership of the leased transponders were transferred to APT. We have agreed with APT among other things that if we are able to obtain the necessary approvals and licenses from the U.S. government under U.S. export laws, we would transfer title to the APT transponders on Telstar 18 to APT, as well as a corresponding interest in the elements on the satellite that are common to or shared by the APT transponders and our transponders. Telesat acquired two transponders from APT for an additional payment in August 2009.
(4)	Inclined orbit operations may be utilized to reach the projected End of Orbital Maneuver Life for Nimiq 1 in the event the satellite is relocated. The start of inclined orbit operations will be selected accordingly.
(5)	End of Orbital Maneuver life for these satellites has been extended through inclined orbit operations which reduces fuel consumption through the elimination of north-south stationkeeping.
(6)	The End of Orbital Maneuver Life for Telstar 18 is expected to be extended through inclined orbit operations to 2028.

Nimiq Satellites

A number of LM A2100 series of satellites have suffered similar in-orbit failures of circuits on their solar arrays. Lockheed Martin has determined that Nimiq 1 and Nimiq 2 are in the family of spacecraft that is susceptible to this anomaly.

Our Nimiq 1 has suffered a number of solar array circuit/string failures, resulting in a reduction of total available power. At this time, the solar array power continues to support operations. In addition, our Nimiq 1 has suffered a number of battery cell failures which have required some adjustments to the spacecraft’s operations to support the provision of satellite services, including reducing the number of transponders available for use during periods of solar eclipse. Nimiq 1 has also experienced thruster anomalies that have required some adjustments to the spacecraft’s operations but have not impacted service.

In February 2003, Nimiq 2 experienced an anomaly affecting the available power on the satellite. Lockheed Martin, the satellite’s manufacturer, concluded the most likely cause of this anomaly was an electrical short-circuit caused by foreign object debris located in a single power-carrying connector. As a result of this anomaly, the south solar array power cannot be recovered. In addition, Nimiq 2 has experienced solar array circuit failures, resulting in a significant reduction of available power. These failures have substantially reduced the number of transponders we can operate at saturation and it is currently expected that the available capacity will be further reduced over time. In April 2005, another satellite operator reported that a satellite of the same series as Nimiq 2 suffered a solar array anomaly that resulted in the complete loss of one array and a corresponding 50% reduction in available satellite power. Lockheed Martin, the manufacturer, has traced the most likely cause of this failure to a component on the solar array drive. Unlike Nimiq 1, Nimiq 2 has this component in its remaining functioning solar array. If this same component failed on the functioning array of Nimiq 2, it would result in a total loss of service on the satellite.

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

Telstar 12 VANTAGE began to suffer from degraded performance of four channels in late December 2016 due to increased noise levels. The investigation is ongoing with the manufacturer; however, the preliminary assessment is that the noise is due to an onboard anomaly.

Telstar 14R/Estrela do Sul 2’s North solar array was damaged after launch and only partially deployed, diminishing the power and expected orbital maneuver life of the satellite. At the beginning of July 2011, the satellite began commercial service with substantially reduced available transponder capacity and with an expected end-of-orbital maneuver life reduced to 2024. It is currently expected that the available transponder capacity will be reduced over time. If the damaged solar array on Telstar 14R/Estrela do Sul 2 were to unexpectedly deploy in the future this could result in a loss of capability to provide service. In September 2016, the primary gyro utilized to maintain operational pointing of the satellite exhibited degraded performance. The backup gyro unit was switched into service and is currently in operation. A ground based system is being constructed which should provide the capability to operate the satellite in the absence of a functioning on board gyro. This system, which is expected to be ready in early 2017, will reduce the demands on the backup gyro unit and provide redundancy. If the backup gyro were to fail prior to implementation of the ground based system our ability to maintain service on the satellite could be impacted.

Telstar 18 has experienced a failure of one of its two telemetry transmitters. A software patch for the satellite has been developed by SS/L to provide telemetry to support operations in the event of a failure of the second transmitter. This patch was implemented on the spacecraft in 2011. Telstar 18 has experienced a loss of some other redundant equipment that has not impacted satellite operations to date.

In general, our satellites are exposed to the potential risk of loss. See “Risk factors — Risks related to our business — Our in-orbit satellites may fail to operate as expected due to operational anomalies resulting in lost revenues, increased costs and/or termination of contracts” for more information about the risks of loss associated with satellite anomalies.

Rights to Other Satellites

In addition, we have rights to satellite capacity on other satellites, including the Ka-band Canadian payload consisting of nine user beams on ViaSat-1.

Satellites Under Construction

On November 23, 2015, we entered into contractual arrangements with Space Systems Loral for the construction of Telstar 19 VANTAGE, which we anticipate will be launched in the first half of 2018. This new state-of-the-art satellite will utilize high throughput capabilities to offer superior performance, in Ku-band and in Ka-band, and will be colocated with our Telstar 14R/Estrela do Sul 2 satellite at 63° WL, a prime orbital slot for coverage of the Americas. The satellite will have high throughput Ka-band capacity in South America, over Northern Canada, the Caribbean and the North Atlantic Ocean. It will also provide high throughput Ku-band capacity over Brazil, the Andean region and the North Atlantic.

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

On April 27, 2016, we announced the procurement of two prototype Ka-band satellites for operation in LEO that we expect to launch in 2017.

Other Orbital Spectrum

We have been authorized by governments to operate using additional frequencies at some of the orbital locations where we are currently operating a satellite. In addition, we have been authorized by governments to operate at other orbital locations where we currently do not have a satellite in service as well as a global LEO constellation in Ka-band.

There can be no assurance that we will make use of all spectrum available to us.

In general, our satellites are subject to various regulatory authorities and to the rights of other operators. See “Risk factors — Risks related to our business — Our operations may be limited or precluded by ITU rules or processes and we are required to coordinate our operations with those of other satellite operators” for more information about these risks.

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

We lease approximately 112,000 rentable square feet for our Ottawa headquarters pursuant to a lease which provides for a 15 year term (terminable by Telesat at any time after 10 years upon two years’ notice), commencing February 1, 2009. In January 2017, we gave notice that we would be terminating our lease effective January 31, 2019.

The Allan Park earth station, located northwest of Toronto, Ontario on approximately 65 acres of owned land, houses a customer support centre and a technical control centre. This facility is the single point of contact for our customers internationally and is also the main earth station complex providing TT&C services for the satellites that we operate. The Allan Park earth station also houses our back-up satellite control centre for the Nimiq and Anik satellites. The back-up satellite control centre for the Telstar satellites is located at the Mount Jackson earth station. We would have the functional ability to restore satellite control services via the Allan Park and Mount Jackson back-up control centres if our primary SCCs became disabled.

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

Satellite Operations Risk Management

Satellites utilize highly complex technology and operate in the harsh environment of space and, accordingly, are subject to significant operational risks while in orbit. These risks include anomalies that have occurred in our satellites and the satellites of other operators. Once our satellites are in orbit, there is a risk that a failure could prevent them from completing their commercial mission of providing uninterrupted service to customers. See “Risk factors — Risks related to our business — Our in-orbit satellites may fail to operate as expected due to operational anomalies resulting in lost revenues, increased costs and/or termination of contracts.”

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

Emergency Committee

Protecting and maintaining service to customers is of vital importance to us. Our emergency committee is responsible for managing the restoration of services in the event of an actual or threatened critical condition, such as a satellite failure, the loss of telemetry and tracking ability or the loss of earth station functionality. Despite our efforts, satellite failures or other anomalies may occur. See “Risk factors — Risks related to our business — Our in-orbit satellites may fail to operate as expected due to operational anomalies resulting in lost revenues, increased costs and/or termination of contracts.” We may also experience a failure of our ground operations infrastructure. See “Risk factors — Risks related to our business — We may experience a failure of ground operations infrastructure or interference with our satellite signals that impairs the commercial performance of, or the services delivered over, our satellites or the satellites of other operators for whom we provide ground services, which could result in a material loss of revenues.”

Satellite Insurance

We are required to maintain certain satellite insurance under the covenants of the Senior Secured Credit Facilities and under the indenture governing the Senior Notes. In addition, we may purchase additional insurance as we deem appropriate.

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

Insurance Coverage

We comply with the requirements to maintain satellite insurance under the terms of the Senior Secured Credit Facilities and indenture that governs the Senior Notes. Under the most restrictive of these covenants, we are required to maintain insurance equal to a minimum of 33% of the aggregate net book value of any individual and 50% of the aggregate net book value of all in-orbit satellites. We have arranged in-orbit insurance policies that generally expire in November 2017.

We may discontinue or change our in-orbit insurance practices in the future, subject to the requirements of the Senior Secured Credit Facilities and indenture that governs the Senior Notes. Some of our satellite in-orbit insurance policies contain deductibles or coverage exclusions related to potential future failures of certain specific on-board components.

We do not insure our interests in Anik F1, Nimiq 1, Nimiq 2, Telstar 12 or Telstar 18. We also do not insure our capacity on ViaSat-1.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

A. Operating results

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with Telesat Holdings Inc.’s audited consolidated financial statements beginning at Page F-1 of this Annual Report. As used in this management’s discussion and analysis of financial condition and results of operations (“MD&A”), unless the context states or requires otherwise, references to “Telesat,” “Company,” “we,” “our” and “us” refer to Telesat Canada (formerly “Telesat Holdings Inc.”) and its subsidiaries. Unless the context states or requires otherwise, reference herein to “the consolidated financial statements” or “the financial statements” or similar terms refer to Telesat Holdings Inc.’s audited consolidated financial statements included herein.

Except for the historical information contained in the following MD&A, the matters discussed below are not based on historical fact and are “forward-looking statements” as that term is defined in the Private Securities Litigation Reform Act of 1995. In addition, we or our representatives have made and may continue to make forward-looking statements, orally or in writing, in other contexts. These forward-looking statements can be identified by the use of words such as “believes,” “expects,” “plans,” “may,” “will,” “would,” “could,” “should,” “anticipates,” “estimates,” “well positioned,” “project,” “targeted,” “intend,” “pursue” or “outlook” or other variations of these words. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict or quantify. Actual events or results may differ materially as a result of a wide variety of factors and conditions, many of which are beyond our control. For a detailed discussion of these and other factors and conditions, please refer to “Item 3D. — Risk factors”. We undertake no obligation to update any forward-looking statements.

The dollar amounts presented in this Annual Report are in Canadian dollars unless otherwise specified.

The information contained in this MD&A takes into account information available up to March 1, 2017, unless otherwise noted.

OVERVIEW OF THE BUSINESS

We are a leading global fixed satellite services operator, with offices and facilities around the world. We provide our satellite and communications services from a fleet of satellites that occupy Canadian and other orbital locations. We are organized into one operating segment, the satellite services business; however, we provide our services through three business categories: Broadcast, Enterprise and Consulting and other.

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

At December 31, 2016, we provided satellite services to customers from our fleet of 15 in-orbit satellites. In addition, we own the Canadian payload on the ViaSat-1 satellite, have two other geostationary satellites under construction, and also have two prototype Ka-band satellites under construction which will be deployed in LEO. We also manage the operations of additional satellites for third parties.

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

Interest expense continues to be significant and arises principally from our Senior Secured Credit Facilities and our Senior Notes. Foreign exchange gains or losses incurred on the translation our U.S. dollar denominated indebtedness and the gains or losses on financial instruments resulting from variations in the fair value of the prepayment option on our Senior Notes and embedded derivative related to the interest rate floor included on our U.S. Term Loan B Facilities remain significant components of our total expenses.

Other significant expenses included within operating income include the straight-line depreciation of the cost of each of our satellites over their useful lives and amortization expense related to various finite-life intangible assets.

OPERATING HIGHLIGHTS OF 2016

Procurement of Low Earth Orbit Satellites

On April 27, 2016, we announced the procurement of two prototype Ka-band satellites for operation in low earth orbit that we expect to launch in 2017 as the first phase of our planned global LEO constellation that we are currently developing.

Refinancing

On November 17, 2016, we entered into an amended Senior Secured Credit Facilities which provides for term loan borrowings of USD$2,430 million, which mature on November 17, 2023, and revolving credit borrowings of up to USD$200 million (or Canadian dollar equivalent), which mature on November 17, 2021. We also issued through a private placement, USD$500 million of 8.875% Senior Notes which mature on November 17, 2024.

On November 17, 2016, we repaid all outstanding amounts under our former senior secured credit facilities and our 6.0% Senior Notes.

On February 1, 2017, we amended the Senior Secured Credit Facilities to effectively reprice the then outstanding term loan borrowings of USD$2,424 million.

SUBSEQUENT EVENTS

Internal reorganization

On January 1, 2017, we completed an internal corporate reorganization in which Telesat Holdings Inc. amalgamated with our subsidiary, Telesat Interco Inc. Immediately thereafter, the newly amalgamated company amalgamated with our subsidiary, Telesat Canada. Subsequent to this internal corporate reorganization, we will operate as Telesat Canada.

Distribution to Shareholders and Special Payment to Option Holders

Effective January 25, 2017, the Board approved payments to our shareholders and option holders in the aggregate of approximately $400 million U.S. dollars. A total of $387 million U.S. dollars was paid to our shareholders, as a reduction of stated capital, during the first quarter of 2017. A total of up to $13 million U.S. dollars will be paid to our option holders, $8 million U.S. dollars of which will be paid during the first quarter of 2017 with the remaining payments to be made in subsequent periods subject to certain conditions being met.

FUTURE OUTLOOK

Our desirable spectrum rights, commitment to providing the highest level of customer service, deep technical expertise and culture of innovation have enabled us to successfully develop our business to date. Leveraging these strengths and building on our existing contractual revenue backlog, our focus is on profitably growing our business by increasing the utilization of our in-orbit satellites and, in a disciplined manner, deploying expansion satellite capacity where we anticipate there will be strong market demand. We currently have two geostationary satellites, Telstar 18 VANTAGE and Telstar 19 VANTAGE, under construction. In addition, we have two prototype Ka-band satellites under construction to support the development of our planned global LEO constellation.

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

Leading into 2017, we remain focused on increasing the utilization of our existing satellites, the construction of our new satellites, and identifying and pursuing opportunities to invest in expansion satellite capacity, all while maintaining our operating discipline.

RESULTS OF OPERATIONS

Review of financial performance

Our significant revenue backlog and long-term customer contracts protect us, to a certain extent, from short-term market fluctuations. With our Telstar 12 VANTAGE satellite launched in the fourth quarter of 2015, our Telstar 18 VANTAGE and Telstar 19 VANTAGE satellites that we expect to launch in 2018, and with growing demand for satellite services, we believe we are well positioned to strengthen our overall financial performance.

Our net income for the year ended December 31, 2016, was $293 million compared to net loss of $267 million for the prior year. The increase of $560 million was principally due to a gain on foreign exchange which was higher in 2016 than in 2015, and was primarily a result of the U.S. dollar strengthening during the year relative to the Canadian dollar, positively impacting the translation of our U.S. dollar denominated indebtedness into Canadian dollars, offset by the loss on refinancing and lower operating income.

Our net loss for the year ended December 31, 2015, was $267 million compared to net income of $13 million for the prior year. The negative variation of $280 million was principally due to mainly non-cash loss on foreign exchange which was higher in 2015 than in 2014, and was primarily a result of the Canadian dollar weakening during the year relative to the U.S. dollar, negatively impacting the translation of our U.S. dollar denominated indebtedness into Canadian dollars. The higher net loss was also due to lower gains on changes in the fair value of financial instruments and a higher tax expense in 2015 compared to 2014, partially offset by an increase in operating income and lower interest expense.

Below are the foreign exchange rates used for our audited consolidated financial statements and this MD&A:

	2016	2015	2014
USD to CAD spot rate as at December 31,	1.3441	1.3839	1.1621
USD to CAD average rate for the year ended December 31,	1.3253	1.2714	1.1001

Revenue

(in millions of Canadian dollars except percentages)	Years ended December 31,			% Increase (Decrease) 2016 vs. 2015
	2016	2015	2014
Broadcast	$487	$493	$468	(1)%
Enterprise	420	434	430	(3)%
Consulting and other	24	28	25	(14)%
Revenue	$931	$955	$923	(3)%

Total revenue for the year ended December 31, 2016, decreased by $24 million to $931 million compared to $955 million for the prior year.

Revenue from Broadcast services decreased by $6 million for the year ended December 31, 2016, when compared to the prior year. The decrease was mainly due to a reduction in services for an international customer, lower equipment sales, and a reduction in revenue from Canadian spectrum license fees, which also resulted in a corresponding reduction in operating expenses. The decrease was partially offset by a favorable foreign exchange impact on the conversion of our U.S. dollar denominated revenue resulting from a stronger U.S. dollar to Canadian dollar average exchange rate for the year ended December 31, 2016, when compared to the prior year.

Revenue from Enterprise services decreased by $14 million for the year ended December 31, 2016, when compared to the prior year. The decrease was primarily due to lower revenue from customers in the energy and resource sector and lower equipment sales when compared to the prior year. The decrease was partially offset by higher revenue from certain government services combined with a favorable foreign exchange impact on the conversion of our U.S. dollar denominated revenue resulting from a stronger U.S. dollar to Canadian dollar average exchange rate for the year ended December 31, 2016, when compared to the prior year.

Consulting and other revenue decreased by $4 million for the year ended December 31, 2016, when compared to the prior year. The decrease was primarily due to a lower level of consulting activities.

Total revenue for the year ended December 31, 2015, increased by $32 million to $955 million compared to $923 million for the prior year.

Revenue from Broadcast services increased by $25 million for the year ended December 31, 2015, when compared to the prior year. The increase was mainly due to a favorable foreign exchange impact on the conversion of our U.S. dollar denominated revenue resulting from a stronger U.S. dollar to Canadian dollar average exchange rate for the year ended December 31, 2015.

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

Consulting and other revenue increased by $3 million for the year ended December 31, 2015, when compared to the prior year. The increase was primarily due to a favorable average foreign exchange impact on the conversion of our U.S. dollar denominated revenue.

Expenses

(in millions of Canadian dollars except percentages)	Years ended December 31,			% Increase (Decrease) 2016 vs. 2015
	2016	2015	2014
Depreciation	$225	$208	$216	8%
Amortization	28	28	31	—%
Operating expenses	175	184	188	(5)%
Other operating losses, net	3	—	—	100%
Total expenses	$431	$420	$435	3%

Depreciation

Depreciation of satellites, property and other equipment increased by $17 million for the year ended December 31, 2016, when compared to the prior year. The increase was primarily a result of the first full year of depreciation for our Telstar 12 VANTAGE satellite, which entered into service in December 2015, partially offset by the end of the useful life, for accounting purposes, of our Nimiq 2 and Anik F1 satellites in February 2015 and February 2016, respectively.

Depreciation of satellites, property and other equipment decreased by $8 million for the year ended December 31, 2015, when compared to the prior year. The decrease was primarily a result of the end of the useful life for accounting purposes, of our Nimiq 2 satellite in February 2015, partially offset by depreciation of our Telstar 12 VANTAGE satellite which entered into service in December 2015.

Amortization

Amortization of intangible assets remained constant for the year ended December 31, 2016, when compared to the prior year. This was as a result of a decrease in amortization relating to the revenue backlog as certain contracts were completed, offset by an increase in amortization relating to customer contracts and to concession rights.

Amortization of intangible assets decreased by $3 million for the year ended December 31, 2015, when compared to the prior year. The decrease was primarily a result of lower amortization of intangible assets related to revenue backlog as certain contracts were completed.

Operating Expenses

(in millions of Canadian dollars except percentages)	Years ended December 31,			% Increase (Decrease) 2016 vs. 2015
	2016	2015	2014
Compensation and employee benefits	$72	$66	$70	9%
Other operating expenses	39	42	43	(7)%
Cost of sales	64	76	75	(16)%
Operating expenses	$175	$184	$188	(5)%

Total operating expenses decreased by $9 million for the year ended December 31, 2016, when compared to the prior year.

Compensation and employee benefits increased by $6 million for the year ended December 31, 2016, in comparison to the prior year. This increase was primarily due to higher performance based compensation and certain employee benefits, when compared to the prior year.

Other operating expenses decreased by $3 million for the year ended December 31, 2016, in comparison to the prior year, primarily as a result of a lower in-orbit insurance expense.

Cost of sales decreased by $12 million for the year ended December 31, 2016, when compared to the prior year. The decrease was mainly due to lower third-party satellite capacity expenses, lower Canadian spectrum license fees and lower equipment sales.

Total operating expenses decreased by $4 million for the year ended December 31, 2015, when compared to the prior year.

Compensation and employee benefits decreased by $4 million for the year ended December 31, 2015, in comparison to the prior year. This was primarily due to a decrease in share-based compensation expense related to stock options granted during the second quarter of 2013.

Other operating expenses decreased by $1 million for the year ended December 31, 2015, in comparison to the prior year, primarily as a result of a lower in-orbit insurance expense, and a lower provision for doubtful accounts receivable, partially offset by an unfavorable foreign exchange impact on the conversion of our U.S. dollar denominated expenses for the year ended December 31, 2015.

Cost of sales increased by $1 million for the year ended December 31, 2015, when compared to the prior year, mainly as a result of an unfavorable foreign exchange impact on the conversion of our U.S. dollar denominated expenses relative to 2014, partially offset by lower cost of equipment sales.

Other Operating Losses, Net

The operating losses, net, related to the disposal of equipment in the year ended December 31, 2016. There were no operating losses, net in the years ended December 31, 2015 and 2014.

Interest Expense

(in millions of Canadian dollars except percentages)	Years ended December 31,			% Increase (Decrease) 2016 vs. 2015
	2016	2015	2014
Debt service costs	$198	$186	$206	6%
Interest on satellite performance incentive payments	5	4	4	25%
Interest on employee benefit plans	2	2	1	—%
Capitalized interest	(6)	(9)	(4)	(33)%
Interest expense	$199	$183	$207	9%

Interest expense, net of capitalized interest, consisted of interest related to our debt service cost, which included the interest related to our debt and derivative instruments, as well as interest on our satellite performance incentive payments and employee benefit plans.

Debt service costs increased by $12 million for the year ended December 31, 2016, when compared to the prior year. The increase in debt service costs was primarily due to the additional month of interest paid upon the redemption of our 6.0% Senior Notes combined with an unfavorable foreign exchange impact resulting from a strengthening U.S. dollar to Canadian dollar average exchange rate for the year ended December 31, 2016. This was partially offset by lower interest on our derivative instruments in 2016 due to the maturity of interest rate swaps in both June and September 2016.

Debt service costs decreased by $20 million for the year ended December 31, 2015, when compared to the prior year. The decrease in debt service costs was primarily due to the maturity of our cross-currency basis swaps and three of our interest rate swaps in October 2014 and one additional interest rate swap in June 2015. These decreases were partially offset by an unfavorable foreign exchange impact on the conversion of our U.S. dollar denominated interest expense resulting from a stronger U.S. dollar to Canadian dollar average exchange rate in 2015 relative to 2014.

The increase in interest on satellite performance incentive payments for the year ended December 31, 2016, was primarily related to the interest on the satellite performance incentive payments on our Telstar 12 VANTAGE satellite, which entered into service in December 2015. Interest expense on satellite performance incentive payments remained consistent for the years ended December 31, 2015 and 2014.

Interest expense on employee benefit plans remained constant for the year ended December 31, 2016, when compared to the prior year. Interest on employee benefit plans increased by $1 million for the year ended December 31, 2015, compared to the prior year, due to an increase in the liabilities related to the employee benefit plans between December 31, 2015 and 2014.

Capitalized interest decreased by $3 million for the year ended December 31, 2016, when compared to the prior year. The decrease was due to a lower amount of accumulated capital expenditures as our Telstar 12 VANTAGE satellite entered into service in December 2015. Capitalized interest increased by $5 million for the year ended December 31, 2015, when compared to the prior year. The increase was due to an increase in accumulated capital expenditures related to our Telstar 12 VANTAGE satellite.

Loss on Refinancing

(in millions of Canadian dollars)	Years ended December 31,
	2016	2015	2014
Loss on refinancing	$(32)	$—	$—

The loss on refinancing of $32 million for the year ended December 31, 2016, related to the write-off of deferred financing costs, interest rate floors, prepayment option and premiums on our former senior secured credit facilities and 6.0% Senior Notes as a result of the refinancing in November 2016.

There were no financing transactions during the years ended December 31, 2015 and 2014

Interest and Other Income

(in millions of Canadian dollars)	Years ended December 31,
	2016	2015	2014
Interest and other income	$6	$5	$3

Interest and other income were mainly related to interest income on cash and short-term investments and variances year over year were primarily due to the level of cash and cash equivalent balances maintained.

Foreign Exchange and Derivatives

(in millions of Canadian dollars)	Years ended December 31,
	2016	2015	2014
Gain on changes in fair value of financial instruments	$8	$6	$49
Gain (loss) on foreign exchange	$93	$(540)	$(241)

The $8 million gain on changes in fair value of financial instruments for the year ended December 31, 2016, represented a net increase of $2 million compared to the prior year. The gain on changes in fair value of financial instruments reflected changes in the fair values of our interest rate swaps, interest rate floors, both from the Senior Secured Credit Facilities and our former senior secured credit facilities, and the prepayment option on our 8.875% Senior Notes. This was offset by a change in fair value of the prepayment option on our 6.0% Senior Notes. The changes in fair values were as a result of the changes in key economic variables, such as foreign exchange rates, credit spreads and swap rates as well as the write-off of the balances of the interest rate floors on our former senior secured credit facilities and the prepayment option on our 6.0% Senior Notes upon their repayment in November 2016.

The $6 million gain on changes in fair value of financial instruments for the year ended December 31, 2015, represented a net decrease of $43 million compared to the prior year. The decrease was mainly due to the impact of our cross-currency basis swaps and interest rate swap contracts which were settled in October 2014, partially offset by a decrease in the loss on the fair value of the prepayment option on our 6.0% Senior Notes and the impact of our forward foreign exchange contract which was settled in October 2014.

The foreign exchange gain for the year ended December 31, 2016, was $93 million compared to a foreign exchange loss of $540 million for 2015 resulting in a net increase in the gain of $633 million. The gain for the year ended December 31, 2016, was mainly the result of a weaker U.S. dollar to Canadian dollar spot rate as at December 31, 2016 ($1.3441) compared to the spot rate as at December 31, 2015 ($1.3839) and the resulting favorable impact on the translation of our U.S. dollar denominated indebtedness combined with the realized foreign exchange that was recognized upon the repayment of the former senior secured credit facilities and 6.0% Senior Notes.

The foreign exchange loss for the year ended December 31, 2015, was $540 million compared to a foreign exchange loss of $241 million for 2014 resulting in a net increase in the loss of $299 million. The loss for the year ended December 31, 2015, was mainly the result of a stronger U.S. dollar to Canadian dollar spot rate as at December 31, 2015 ($1.3839) compared to the spot rate as at December 31, 2014 ($1.1621) and the resulting unfavorable impact on the translation of our U.S. dollar denominated indebtedness.

Income Taxes

(in millions of Canadian dollars)	Years ended December 31,
	2016	2015	2014
Current tax expense	$76	$112	$103
Deferred tax expense (recovery)	8	(23)	(25)
Tax expense	$84	$89	$78

The tax expense for the year ended December 31, 2016, was $5 million lower than the prior year. The decrease was mainly due to a decrease in operating income and an increase in interest expense in 2016, partially offset by the recognition of tax losses in 2015 that did not recur in 2016.

The tax expense for the year ended December 31, 2015, was $11 million higher than the prior year. The increase was mainly due to an increase in operating income and a decrease in interest expense in 2015, partially offset by realized foreign exchange losses in 2015.

Backlog

Contracted revenue backlog represents our expected future revenue from existing service contracts (without discounting for present value) including any deferred revenue that we will recognize in the future in respect of cash already received. The majority of our contracted revenue backlog is generated from contractual agreements for satellite capacity. We do not include revenue beyond the stated expiration date of a contract regardless of the potential for a renewal. As at December 31, 2016, our contracted backlog was approximately $4.3 billion as compared to $4.8 billion as at December 31, 2015.

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

We expect our backlog to be recognized as follows:

(in millions of Canadian dollars)	2017	2018	2019	2020	2021	Thereafter
Backlog	$738	$621	$559	$512	$430	$1,424

LIQUIDITY AND CAPITAL RESOURCES

Cash and Available Credit

As at December 31, 2016, we had $782 million of cash and short-term investments, as well as $200 million U.S. dollar (or Canadian dollar equivalent) borrowing availability under our Revolving Credit Facility.

Cash Flows from Operating Activities

Cash generated from operating activities for the year ended December 31, 2016, was $527 million, a $105 million increase compared to the prior year. The increase was primarily due to customer prepayments, combined with lower income taxes paid, partially offset by cash used for the repurchase of stock options.

Cash generated from operating activities for the year ended December 31, 2015, was $422 million, a $10 million increase compared to the prior year. The increase was primarily due to higher operating income, combined with lower interest payments and a positive change in working capital, partially offset by higher income taxes paid.

Cash Flows used in Investing Activities

Cash used in investing activities for the year ended December 31, 2016, was $286 million. This consisted of cash used for the construction of the Telstar 18 VANTAGE and Telstar 19 VANTAGE satellites, for the acquisition of concession rights and intellectual property, as well as for the acquisition of property and other equipment.

Cash used in investing activities for the year ended December 31, 2015, was $194 million. This consisted of expenditures on satellite programs for the completion and launch of the Telstar 12 VANTAGE satellite in December 2015, and for the beginning of construction of the Telstar 18 VANTAGE and Telstar 19 VANTAGE satellites, as well as for the acquisition of property and other equipment.

Cash used in investing activities for the year ended December 31, 2014, was $95 million. This consisted of expenditures on satellite programs for the on-going construction of Telstar 12 VANTAGE satellite, as well as for the acquisition of property and other equipment, net of proceeds from the sale of assets.

Cash Flows used in Financing Activities

Cash used in financing activities for the year ended December 31, 2016, was $140 million. This was mostly related to the repayment of our former senior secured credit facilities and 6.0% Senior Notes and payment of debt issue costs upon refinancing in November 2016, mandatory repayments made on our former senior secured credit facilities, and payment of satellite performance incentives payments. These outflows were partially offset by the proceeds from Senior Secured Credit Facilities and 8.875% Senior Notes.

Cash used in financing activities for the year ended December 31, 2015, was $81 million. This was primarily related to mandatory principal repayments made on our former senior secured credit facilities.

Cash used in financing activities for the year ended December 31, 2014, was $137 million. This was primarily related to mandatory principal repayments made on our former senior secured credit facilities and the cash settlement related to the termination of our cross-currency basis swaps and forward foreign exchange contract in October 2014.

Liquidity

A large portion of our annual cash receipts are reasonably predictable because they are primarily derived from an existing backlog of long-term customer contracts and high contract renewal rates. We believe cash and short-term investments as at December 31, 2016, cash flows from operating activities, and drawings on the available lines of credit under our Senior Secured Credit Facilities will be adequate to meet our expected cash requirements for at least the next twelve months for activities in the normal course of business, including our capital requirements and required interest and principal payments on our indebtedness.

The construction of any satellite replacement or expansion program will require significant capital expenditures. We may choose to invest in new satellites to further grow our business. Cash required for current and future satellite construction programs will be funded from some or all of the following: cash and short-term investments, cash flows from operating activities, cash flows from customer prepayments or through borrowings on available lines of credit under our Senior Secured Credit Facilities. In addition, we may sell certain satellite assets and, in accordance with the terms and conditions of our Senior Secured Credit Facilities, reinvest the proceeds in replacement satellites or pay down indebtedness under the Senior Secured Credit Facilities. Subject to market conditions and subject to compliance with the terms and conditions of our Senior Secured Credit Facilities and the financial leverage covenant tests therein, we may also have the ability to obtain additional secured or unsecured financing to fund current or future satellite construction. However, our ability to access these sources of funding is not guaranteed, and therefore, we may not be able to fully fund additional replacement or new satellite construction programs.

Debt

On November 17, 2016, we entered into an amended Senior Secured Credit Facilities which provides for term loan borrowings of USD$2,430 million, which mature on November 17, 2023, and revolving credit borrowings of up to USD$200 million (or Canadian dollar equivalent), which mature on November 17, 2021. We also issued through a private placement, USD$500 million of 8.875% Senior Notes which mature on November 17, 2024.

On November 17, 2016, we repaid all outstanding amounts under our former senior secured credit facilities and our 6.0% Senior Notes.

On February 1, 2017, we amended the Senior Secured Credit Facilities to effectively reprice the then outstanding term loan borrowings of USD$2,424 million.

Senior Secured Credit Facilities

The obligations under the Credit Agreement and the guarantees of those obligations are secured, subject to certain exceptions, by a first priority security interest in the assets of Telesat and certain of our subsidiaries (“Guarantors”). The Credit Agreement contains covenants that restrict the ability of Telesat and the Guarantors to take specified actions, including, among other things and subject to certain significant exceptions: creating liens, incurring indebtedness, making investments, engaging in mergers, selling property, paying dividends, entering into sale-leaseback transactions, creating subsidiaries, repaying subordinated debt or amending organizational documents. The Credit Agreement also requires Telesat and the Guarantors to comply with a maximum first lien leverage ratio and contains customary events of default and affirmative covenants, including an excess cash sweep, that may require us to repay a portion of the outstanding principal under our Senior Secured Credit Facilities prior to the stated maturity.

Our Senior Secured Credit Facilities are comprised of the following facilities:

i — Revolving Credit Facility

Our Revolving Credit Facility (“Revolving Facility”) is a $200 million loan facility available in either U.S. dollar or Canadian dollar equivalent, maturing on November 17, 2021. Loans under our Revolving Facility bear interest at a floating rate plus an applicable margin ranging from 1.50% to 2.00% for prime rate and Alternative Base Rate loans and ranging from 2.50% to 3.00% for Bankers Acceptance (“BA”) and Eurodollar loans. The rates on the Revolving Facility vary depending upon the results of the first lien leverage ratio. Our Revolving Facility currently has an unused commitment fee of 40 basis points. As at December 31, 2016, other than approximately $0.1 million in drawings related to letters of credit, there were no borrowings under this facility.

ii — Term Loan B — U.S. Facility

Our Term Loan B — U.S. Facility (“U.S. TLB Facility”) is a USD$2,430 million loan maturing on November 17, 2023. As at December 31, 2016, USD$2,424 million of this facility was outstanding, which represents the full amount available following mandatory repayments. The outstanding borrowings under our U.S. TLB Facility bear interest at a floating rate of LIBOR, but not less than 0.75%, plus an initial applicable margin of 3.75%. On February 1, 2017, we amended the Senior Secured Credit Facilities to reduce the applicable margin to 3.00%. The mandatory principal repayments on our U.S. TLB Facility are one quarter of 1.00% of the original amount of the loan, which must be paid on the last day of each quarter.

Senior Notes

Our Senior Notes, in the amount of USD$500 million, bear interest at an annual rate of 8.875% and are due November 17, 2024. They include covenants or terms that restrict our ability to, among other things, incur additional indebtedness, incur liens, pay dividends or make certain other restricted payments, investments or acquisitions, enter into certain transactions with affiliates, modify or cancel our satellite insurance, effect mergers with another entity, and redeem our Senior Notes, without penalty, before November 15, 2022, in each case subject to exceptions provided in the Senior Notes indenture.

As at December 31, 2016, we were in compliance with the financial covenants of our Senior Secured Credit Facilities and the indenture governing our Senior Notes.

Debt Service Cost

An estimate of the interest expense is based upon assumptions of foreign exchange rates, Libor, BA rates and the applicable margins of our Senior Secured Credit Facilities and Senior Notes. Our interest expense for the year ended December 31, 2016, was approximately $183 million.

Derivatives

We use, from time to time, interest rate and currency derivatives to manage our exposure to changes in interest rates and foreign exchange rates.

As at December 31, 2016, we had no outstanding interest rate swaps. During 2016, we had an interest rate swap to fix interest on $250 million of Canadian dollar denominated indebtedness which matured in June 2016 and another to fix interest on $300 million of U.S. dollar denominated indebtedness which matured in September 2016.

In July 2016, we entered into four forward foreign exchange contracts which require us to pay $7 million Canadian dollars to receive 4 million British Pounds Sterling. One forward foreign exchange contract which required us to pay $3 million Canadian dollars to received 1 million British Pounds Sterling matured in September 2016. The remaining contracts mature between January and February 2017. The fair value of the forward foreign exchange contracts was insignificant as at December 31, 2016.

We also have embedded derivatives that are accounted for separately at fair value. These embedded derivatives are related to a prepayment option included on our Senior Notes, as well as an interest rate floor included on our U.S. TLB Facility. As at December 31, 2016, the fair value of the embedded derivative related to the prepayment option on our Senior Notes was an asset of $15 million and the fair value of the embedded derivatives related to the interest rate floor was a liability of $15 million. The changes in the fair value of these embedded derivatives are recorded on our consolidated statement of income (loss) as a gain or loss on changes in fair value of financial instruments and are non-cash.

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

Capital Expenditures

We have entered into contracts for the construction and launch of satellites and other capital expenditures. The outstanding commitments associated with these contracts were approximately $179 million as at December 31, 2016. These expenditures may be funded from some or all of the following: cash and short-term investments, cash flow from operating activities, cash flow from customer prepayments or funds available under our Revolving Credit Facility.

CONTRACTUAL OBLIGATIONS AND OTHER COMMERCIAL COMMITMENTS

The following table summarizes our contractual obligations as at December 31, 2016, that are due in each of the next five years and after 2021. This table does not include any future satellite expenditures not committed to at year end.

(in millions of Canadian dollars)	2017	2018	2019	2020	2021	Thereafter	Total
Satellite performance incentive payments, including interest	$14.9	$13.6	$13.6	$11.9	$9.9	$40.6	$104.5
Senior Secured Credit Facilities and Notes(1)	32.7	32.7	32.7	32.7	32.7	3,766.5	3,930.0
Interest on long-term indebtedness	225.1	205.9	204.7	203.7	201.8	442.0	1,483.2
Operating property lease commitments	6.7	6.3	2.8	1.2	0.9	1.4	19.3
Commitments for capital expenditures(2)	137.7	41.7	—	—	—	—	179.4
Other operating commitments	17.2	8.6	8.2	7.1	6.2	7.5	54.8
Contributions to employment benefit plans(3)	7.6	—	—	—	—	—	7.6
Decommissioning liabilities	0.1	—	—	—	—	2.9	3.0
Customer and other deposits	2.7	0.2	—	—	0.2	—	3.1
Other long-term financial liabilities, including interest	17.5	0.6	0.5	0.3	—	—	18.9
	$462.2	$309.6	$262.5	$256.9	$251.7	$4,260.9	$5,803.8
(1)	See Note 24 of our audited consolidated financial statements. Excludes interest, deferred financing costs, interest rate floor and prepayment option.
(2)	The commitments for capital expenditures include the construction of the Telstar 18 VANTAGE and Telstar 19 VANTAGE satellites and other capital expenditures (see Note 31 of our audited consolidated financial statements).
(3)	See Note 29 of our audited consolidated financial statements.

Our future contributions to the pension plans past 2017, future income tax liabilities and uncertain tax positions, have not been included in the table as the timing and amount of cash required cannot be accurately determined as:

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

MARKET RISK

Credit Risk Related to Financial Instruments

Financial instruments that potentially subject us to a concentration of credit risk consist of cash and cash equivalents, accounts receivable, derivative assets and other financial assets. Cash and cash equivalents are invested with high quality financial institutions and are governed by our corporate investment policy, which aims to reduce credit risk by restricting investments to high-grade, mainly U.S. dollar and Canadian dollar denominated investments. Credit checks are performed to minimize exposure to any one customer. We are exposed to credit risk if counterparties to our derivative instruments are unable to meet their obligations. It is expected that these counterparties will be able to meet their obligations as they are institutions with strong credit ratings. We periodically monitor their credit risk and credit exposure.

Foreign Exchange Risk

Our operating results are subject to fluctuations as a result of exchange rate variations to the extent that transactions are made in currencies other than Canadian dollars. The most significant impact of variations in the exchange rate is on our U.S. dollar denominated indebtedness and cash and short-term investments. In addition, a portion of both of our revenue and expenses, as well as the majority of our capital expenditures are denominated in U.S. dollars.

As a result, the volatility of the U.S. currency exposes us to foreign exchange risks. For the year ended December 31, 2016, we recorded a foreign exchange gain of approximately $93 million due to a weaker U.S. to Canadian dollar spot rate as at December 31, 2016, of $1.3441 compared to the spot rate as at December 31, 2015 of $1.3839. For the year ended December 31, 2015, the U.S. to Canadian dollar spot rate as at December 31, 2015 of $1.3839 strengthened as compared to spot rate as at December 31, 2014 of $1.1621, thus resulting in a foreign exchange loss of approximately $540 million, prior to the impact of hedging instruments.

The approximate amount of our revenue and certain expenses denominated in U.S. dollars, as a percentage of their overall balance, is summarized in the table below:

Years ended December 31,	2016	2015
Revenue	51%	51%
Operating expenses	41%	42%
Interest expense on our indebtedness	90%	86%

We use, from time to time, the following instruments to manage our exposure to foreign exchange risk:

•	forward currency contracts to hedge foreign exchange risk on anticipated cash flows, mainly related to the construction of satellites and interest payments; and
•	currency derivative instruments to hedge the foreign exchange risk on our U.S. dollar denominated indebtedness.

Our policy is that we do not use derivative instruments for speculative purposes. In July 2016, we entered into four forward foreign exchange contracts which require us to pay $7 million Canadian dollars to receive 4 million British Pounds Sterling. One of the forward foreign exchange contracts matured in September 2016. The remaining contracts mature between January and February 2017.

A five percent increase (decrease) in the value of the U.S. dollar against the Canadian dollar would have increased (decreased) our indebtedness and cash and cash equivalents by $197 million and $36 million, respectively.

A five percent increase (decrease) in the value of the U.S. dollar against the Canadian dollar would have increased (decreased) our revenue and certain expenses for the year ended December 31, 2016, as summarized in the table below:

(In millions of Canadian dollars)
Revenue	$24
Operating expenses	$4
Interest expense on our indebtedness	$9

The sensitivity analyses above assume that all other variables remain constant.

Through our U.S. dollar denominated indebtedness, we are exposed to foreign exchange fluctuations. The following table contains our existing U.S. dollar denominated indebtedness balances at the beginning of each respective period, which are net of our scheduled repayments and based on the foreign exchange rate as at December 31, 2016.

(CAD millions, beginning of year)	2017	2018	2019	2020	2021	Thereafter
U.S. TLB Facility	$3,257.9	$3,225.3	$3,192.7	$3,160.0	$3,127.3	$3,094.6
Senior Notes	672.1	672.1	672.1	672.1	672.1	672.1
U.S. dollar denominated debt balances	$3,930.0	$3,897.4	$3,864.8	$3,832.1	$3,799.4	$3,766.7

Interest Rate Risk

We are exposed to interest rate risk on our cash and cash equivalents and on our indebtedness, a portion of which includes a variable interest rate. Changes in the interest rates could impact the amount of interest that we receive or are required to pay.

We use, from time to time, interest rate swaps to hedge the interest rate risk related to our indebtedness.

Our policy is that we do not use derivative instruments for speculative purposes. As at December 31, 2016, we had no outstanding interest rate swaps. During 2016, we had an interest rate swap to fix interest on $250 million of Canadian dollar denominated indebtedness which matured in June 2016 and another to fix interest on $300 million of U.S. dollar denominated indebtedness which matured in September 2016.

If the interest rates on our unhedged variable rate debt increased (decreased) by 0.25%, excluding the potential impact of the interest rate floors, the result would be a decrease (increase) of $5.9 million to our net income for year ended December 31, 2016.

As at December 31, 2016, through our U.S. TLB Facility we are exposed to interest rate fluctuations. The following table contains the balance of the U.S. TLB facility at the beginning of each respective period, net of our scheduled repayments, and the foreign exchange rates as at December 31, 2016.

(CAD millions, beginning of year)	2017	2018	2019	2020	2021	Thereafter
USD denominated (Libor with 0.75% floor + spread)	$3,257.9	$3,225.3	$3,192.7	$3,160.0	$3,127.3	$3,094.6

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

RELATED PARTY TRANSACTIONS

As at December 31, 2016, related parties consisted of PSP Investments and Loral, our common shareholders, together with their subsidiaries and affiliates. In addition to the documents related to the Telesat Canada Acquisition, we have also entered into various commercial arrangements with Loral and subsidiaries and affiliates of Loral. These arrangements primarily relate to the sale or use of satellite transponder capacity and consulting services, and are entered into in the form of either service agreements or consulting service agreements. For more information, see Note 33 of our audited consolidated financial statements.

NON-IFRS MEASURES

Consolidated EBITDA for Covenant Purposes

Under the terms of the Credit Agreement for our Senior Secured Credit Facilities, we are required to comply with a senior secured leverage ratio maintenance covenant as well as with other financial ratio covenants that impact, among other items, our ability to incur debt and make dividend payments.

If our revolving credit is drawn, our Credit Agreement requires us to comply with a first lien net leverage ratio of 5.75:1.00, tested quarterly, and failure to comply will result in an event of default. We refer to this first lien net leverage ratio as the Consolidated Total Secured Debt to Consolidated EBITDA for Covenant Purposes ratio.

Our Credit Agreement limits, among other items, our ability to incur debt and make dividend payments if the total leverage ratio is above 4.50:1.00, with certain exceptions. We refer to this total leverage ratio as the Consolidated Total Debt for Covenant Purposes to Consolidated EBITDA for the purposes of our Senior Secured Credit Facilities.

Our Consolidated Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) for Covenant Purposes is defined as net income (loss) for Telesat and Restricted Subsidiaries plus interest Expense, net of cash interest income earned on cash and cash equivalents, depreciation expense, amortization expense, extraordinary losses and unusual and non-recurring charges, non-cash charges, any expenses or charges incurred in connection with any issuance of debt, any impairment charges or asset write off, foreign withholding taxes paid or accrued, non-cash charges related to share-based compensation expense and consulting fees payable to Loral. Additional sums which may be added include projected cost savings from an acquisition and lost revenue which may have been earned by satellites that have been subject to an insured loss. Deductions which are made in calculating Consolidated EBITDA for Covenant Purposes include extraordinary, non-recurring gains and losses and non-cash gains and losses.

Further adjustments are made to account for income from Unrestricted Subsidiaries, and currency gains and losses (including non-cash gains or losses on derivative contracts). Unrestricted Subsidiaries are (a) any Subsidiary of Telesat that is formed or acquired after the closing date of the Credit Agreement, provided that such Subsidiary is designated as an Unrestricted Subsidiary, and (b) any Restricted Subsidiary subsequently re-designated as an Unrestricted Subsidiary.

Consolidated EBITDA for Covenant Purposes is not a presentation made in accordance with IFRS, is not a measure of financial condition or profitability, and should not be considered as an alternative to (1) net income (loss) determined in accordance with IFRS or (2) cash flows from operating activities determined in accordance with IFRS. Additionally, Consolidated EBITDA for Covenant Purposes is not intended to be a measure of free cash flow for management’s discretionary use as it does not include certain cash requirements for such items as interest payments, tax payments and debt service requirements. We believe that the inclusion of Consolidated EBITDA for Covenant Purposes herein is appropriate to provide additional information concerning the calculation of the financial ratio maintenance covenant and other covenants on our Senior Secured Credit Facilities. Consolidated EBITDA for Covenant Purposes is a material component of these covenants. Non-compliance with the financial ratio maintenance covenant contained in our Senior Secured Credit Facilities could result in the requirement to immediately repay all amounts outstanding. This presentation of Consolidated EBITDA for Covenant Purposes is not comparable to other similarly titled measures of other companies because not all companies use identical calculations of EBITDA. We believe the disclosure of the calculation of Consolidated EBITDA for Covenant Purposes provides information that is useful to an investor’s understanding of our liquidity and financial flexibility.

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

(in CAD millions)	Year Ended December 31, 2016
Net income	$292.9
Impact of unrestricted subsidiary	—
Consolidated earnings for Covenant Purposes	292.9
Plus:
Income taxes (Note 1)	83.9
Interest expense (Note 1)	190.4
Depreciation and amortization expense (Note 1)	252.5
Non-cash share-based compensation	5.8
Other, primarily realized foreign exchange losses on refinancing	46.9
Decreased by:
Non-cash losses (gains) on changes in fair value of financial instruments and swap obligations and cash losses (gains) on the value of swap obligations	(7.9)
Non-cash losses (gains) resulting from changes in foreign exchange rates	(92.6)
Consolidated EBITDA for Covenant Purposes	$771.9
Note 1:	Tax, interest, depreciation and amortization expense for covenant purposes excludes certain specific expenses as defined in the Credit Agreement. Non-cash gains and losses on foreign exchange exclude realized amounts for covenant purposes. As a result, these items in the covenant calculation do not reconcile to the financial statement line items.

Consolidated Total Secured Debt and Consolidated Debt for Covenant Purposes

Consolidated Total Debt for Covenant Purposes and Consolidated Total Secured Debt for Covenant Purposes are non-IFRS measures. We believe that the inclusion of Consolidated Total Debt for Covenant Purposes and Consolidated Total Secured Debt for Covenant Purposes herein are appropriate to provide additional information concerning the calculation of the financial ratio maintenance and other covenants under our Senior Secured Credit Facilities and provides information that is useful to an investor’s understanding of our compliance with these financial covenants.

The following is a reconciliation of our Consolidated Total Debt for Covenant Purposes and Consolidated Total Secured Debt for Covenant Purposes to Indebtedness:

(in $ millions)	As at December 31, 2016
U.S. dollar denominated debt
Term Loan B U.S Facility (USD)	$2,423.9
8.875% Senior Notes (USD)	500.0
2,923.9
Foreign exchange adjustment	1,006.1
Subtotal (CAD)	3,930.0
Deferred financing costs, interest rate floor and prepayment option (CAD)	(78.4)
Indebtedness	$3,851.6

(in CAD $ millions)
Indebtedness	$3,851.6
Adjustments for covenant purposes:
Deferred financing costs, interest rate floor and prepayment option (CAD)	78.4
less: Cash and Cash Equivalents (max. $100 million USD)	(134.4)
Consolidated Total Debt for Covenant Purposes	$3,795.6
Consolidated Total Debt for Covenant Purposes	$3,795.6
less: Unsecured debt (8.875% Senior Notes)	(672.1)
Consolidated Total Secured Debt for Covenant Purposes	$3,123.5

As at December 31, 2016, the Consolidated Total Debt for Covenant Purposes to Consolidated EBITDA for the purposes of our Senior Secured Credit Facilities was 4.92:1.00. The Consolidated Total Secured Debt to Consolidated EBITDA for Covenant Purposes ratio, for the purposes of our Senior Secured Credit Facilities, was 4.05:1.00.

CRITICAL ACCOUNTING JUDGMENTS AND ESTIMATES

The preparation of financial statements in accordance with IFRS requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the amounts of revenue and expenses reported for the year. Actual results could differ from these estimates under different assumptions and conditions. For more details on these estimates, refer to Note 5 of our audited consolidated financial statements.

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

Impairment of goodwill

Goodwill represented $2,446.6 million of our total assets as at December 31, 2016. Determining whether goodwill is impaired requires an estimation of our value, which requires us to estimate the future cash flows expected to arise from operations and to make assumptions regarding economic factors, tax rates, and annual growth rates. Actual operating results and our related cash flows could differ from the estimates used for the impairment analysis.

Impairment of intangible assets

Intangible assets represented a significant portion of our total assets as at December 31, 2016. We test intangible assets for impairment annually or more frequently if indicators of impairment or reversal of a prior impairment loss exist. The impairment analysis requires us to estimate the future cash flows expected to arise from operations, and to make assumptions regarding economic factors, discount rates, tax rates, and annual growth rates. Significant judgments are made in establishing these assumptions. Actual operating results and our related cash flows could differ from the estimates used for the impairment analysis.

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

IAS 1, Presentation of the Consolidated Statements of Cash Flows

In 2015, we had changed our presentation of the loss on foreign exchange on the consolidated statements of cash flows. The total loss on foreign exchange has been included as an adjustment to reconcile net income (loss) to cash flows from operating activities and the realized portion of the loss on foreign exchange has been included in the respective component of cash flows from operating assets and liabilities and the effect of changes in exchange rates on cash and cash equivalents.

Recent IFRS Accounting Pronouncements

The IASB periodically issues new and amended accounting standards. The new and amended standards determined to be applicable to us are disclosed below. The remaining new and amended standards have been excluded as they are not applicable.

Revenue

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) was issued by the IASB in May 2014, and will replace IAS 18, Revenue, IAS 11, Construction Contracts, and related interpretations on revenue. IFRS 15 sets out the requirements for recognizing revenue that apply to all contracts with customers, except for contracts that are within the scope of the standards on leases, insurance contracts and financial instruments. IFRS 15 uses a control based approach to recognize revenue which is a change from the risk and reward approach under the current revenue standard. We can elect to use either a full or modified retrospective approach when adopting this standard and it is effective for annual periods beginning on or after January 1, 2018. We are currently evaluating the impact of IFRS 15 on our audited consolidated financial statements.

Financial instruments

IFRS 9, Financial Instruments (“IFRS 9”) was issued by the IASB in July 2014, and will replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Impairments of financial assets are determined using a single impairment model that requires entities to recognize expected credit losses without requiring a triggering event to occur. Financial liabilities are measured using one of three measurement approaches (fair value through profit or loss (“FVTPL”), fair value through other comprehensive income (“FVTOCI”), or amortized cost). Financial liabilities that are held-for-trading are measured at FVTPL, financial liabilities that are considered available for sale are measured at FVTOCI unless the FVTPL option is elected, while all other financial liabilities are measured at amortized cost unless the fair value option is elected. The treatment of embedded derivatives under the new standard is consistent with IAS 39. This standard is effective for annual periods beginning on or after January 1, 2018. We are currently evaluating the impact of IFRS 9 on our audited consolidated financial statements.

Leases

IFRS 16, Leases (“IFRS 16”) was issued by the IASB in January 2016, and will replace IAS 17, Leases and related interpretations on leases. IFRS 16 will require a lessee to recognize a right-of-use asset and lease liability for all leases with a term of more than 12 months. The standard will also require that the depreciation of the leased assets be recorded separately from the interest expense on the lease liabilities on the statement of income. For lessors, IFRS 16 substantially carries forward the requirements of IAS 17. IFRS 16 also aligns the definition of a lease with the control based approach in IFRS 15. We can elect to use either a retrospective approach with full restatement of comparative information or a retrospective approach with the cumulative effect of initial application shown in retained earnings instead of the restatement of the comparative information. The standard is effective for annual periods beginning on or after January 1, 2019. Earlier adoption of the standard is permitted if it is applied in conjunction with IFRS 15. We are currently evaluating the impact of IFRS 16 on our audited consolidated financial statements.

Statement of cash flows

In January 2016, an amendment was issued by the IASB to IAS 7, Statement of Cash Flows. This amendment will require disclosure of the cause of the changes in liabilities arising from financing activities, including changes arising from cash flows as well as non-cash changes. This amendment is effective for annual periods beginning on or after January 1, 2017. We are currently evaluating the impact of this amendment on our audited consolidated financial statements.

Share-based payments

In June 2016, amendments were issued by the IASB to IFRS 2, Share-based payments. These amendments clarify the accounting treatment and disclosure requirements for certain types of share-based payment transactions, including cash-settled share-based payment transactions, share-based payment transactions with a net settlement feature for withholding tax obligations, as well as modifications to share-based payment transactions from cash settled to equity settled. These amendments are effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. We are currently evaluating the impact of these amendments on our audited consolidated financial statements.

Item 6. Directors, Senior Management and Employees

A. Directors and senior management.

In the following table are listed the (1) names, (2) ages as of December 31, 2016 and (3) positions of the individuals who serve as the directors and senior management of Telesat, along with the date that each individual was elected or appointed:

Name	Age	Title	Date Elected or Appointed a Director or Member of Senior Management
Directors
Mark H. Rachesky, M.D.(1)	57	Chairman of the Board	October 31, 2007
Michael B. Targoff(2)	72	Director	October 31, 2007
Henry (Hank) Intven	68	Director	October 31, 2007
Daniel Garant(1)	50	Director	April 16, 2015
Michael Boychuk(2)	61	Director	July 17, 2015
Guthrie Stewart(5)	61	Director	August 8, 2016
John P. (Jack) Cashman	76	Director	October 31, 2007
Colin D. Watson(2)	75	Director, Chair of Audit Committee	October 31, 2007
Clare R. Copeland(1)(3)	80	Director	October 31, 2007
Richard Fadden(4)	65	Director	August 3, 2016
Senior Management
Daniel S. Goldberg	51	President and Chief Executive Officer	September 18, 2006
Michèle Beck	51	Vice President, North American Sales	January 1, 2013
Michel G. Cayouette	58	Chief Financial Officer and Treasurer	September 17, 2008
Christopher S. DiFrancesco	53	Vice President, General Counsel and Secretary	January 5, 2009
Thomas E. Eaton, Jr.	61	Vice President, International Sales	September 11, 2014
Patrick M. Enright	58	Vice President, Network Operations	December 1, 2004
John Flaherty	51	Vice President, Business Planning & Marketing	January 1, 2013
Michael C. Schwartz	52	Senior Vice President, Corporate & Business Development	November 30, 2015
David N. Wendling	54	Chief Technical Officer	October 31, 2007

(1)	Member of Compensation and Corporate Governance Committee.
(2)	Member of Audit Committee.
(3)	On April 26, 2016, Mr. Copeland was appointed as Chair of the Compensation and Corporate Governance Committee replacing Mr. Peter Harder who resigned as Chair of the committee and as a director effective March 18, 2016.
(4)	On August 3, 2016, Mr. Richard Fadden was appointed to the Board to fill the Board vacancy that resulted from Mr. Harder’s resignation.
(5)	On August 8, 2016, Mr. Guthrie Stewart replaced Mr. Antoine Bisson-McLernon who resigned as director effective July 29, 2016.

There are no family relationships among any of the directors or members of senior management. Except for the Shareholders Agreement described in “Related party transactions”, pursuant to which each of Loral and PSP have the right to nominate three directors of Telesat, there are no material arrangements or understandings with major shareholders or between any two or more directors or members of senior management pursuant to which any person was selected as a director or member of senior management.

Each of the directors has served in his respective capacity since his election, and we expect that he will serve until the next annual meeting of shareholders, unless his office is earlier vacated in accordance with the by-laws of the corporation or with the provisions of the Canada Business Corporations Act (the “CBCA”).

Each member of senior management is appointed by the board to serve, subject to the discretion of the board, until his successor is appointed or he resigns.

The following is a brief description of the principal business activities of the directors and members of senior management.

Directors

Mark H. Rachesky, M.D. is the founder of MHR Fund Management LLC and has been its President since its inception in 1996. He has been Non-executive Chairman of the Board of Directors of Loral since 2006 and is Chairman of the Compensation Committee and a member of the Executive Committee of Loral. Dr. Rachesky is Non-executive Chairman of the Board and a member of the Strategic Advisory Committee and Compensation Committee of Lions Gate Entertainment Corp., and a Director and member of the Finance, Nominating and Governance Committees of Navistar International Corporation, and a Director, and member of the Governance and Nominating Committee and the Compensation Committee of Emisphere Technologies, Inc., and a Director, and member of the Compensation, Corporate Governance and Nominating Committees of Titan International Inc.

Michael B. Targoff has been Vice Chairman of Loral Space & Communications since November 2005, a consultant to Loral since December 2012 and was Chief Executive Officer from 2006 to 2012, and President from 2008 to 2012. From 1998 to 2006, Mr. Targoff was founder and principal of Michael B. Targoff & Co., a private investment company.

Henry (Hank) Intven is a legal counsel with the telecommunications practice of the law firm McCarthy Tétrault LLP. He served as Executive Director of Telecommunications at the Canadian Radio-television and Telecommunications Commission from 1980 to 1985. Over the past 31 years, he has advised on many of the major commercial, regulatory and policy developments in the Canadian telecommunications industry and has worked on commercial and regulatory telecommunications matters in more than 20 other countries.

Daniel Garant joined PSP Investments in 2008 and, since July 2015, has been the Executive Vice-President & Chief Investment Officer. Prior to that, from 2008 to 2015, he was Senior Vice-President, Public Market Investments. From 2005 to 2008, he was Executive Vice-President, Finance & Chief Financial Officer of Hydro-Québec, President & Chief Executive Officer of Hydro-Québec International and Chair of the Board of Hydro-Québec Capitech. In 2005, he also served as Hydro-Québec’s Vice-President, Wholesale Markets, and previously since 1999 as Hydro-Québec’s Vice-President, Wholesale Markets and Project Development. From 1997 to 1999, he was Managing Director, Project Development at Hydro-Québec and from 1991 to 1997, he held the position of Manager, Private Equity Investments — Special Projects at the Caisse de dépôt et placement du Québec.

Michael T. Boychuk was, from 2009 to 2015, President of Bimcor Inc., the pension fund investment manager for the Bell Canada group of companies. From 1999 to 2009, he was Senior Vice-President and Treasurer of BCE Inc. and Bell Canada, being responsible for all Treasury and Capital Markets activities of the BCE group of companies and, until 2005, he was also responsible for all mergers and acquisition activities. He joined BCE in 1997 as President and Chief Executive Officer of BCE Capital, the venture capital arm of BCE Inc. Mr. Boychuk began his career with KPMG (Peat Marwick) and later joined the Montreal Trust Company where he held progressively senior positions until 1993. From 1994 to 1997, he co-founded Manitex Capital Inc., a private equity merchant bank. He currently is a member of the Board of Directors of the Laurentian Bank of Canada (Audit Committee), and GDI Integrated Services (Lead Director, Chair Audit Committee). He is also a member of the Board of Directors and Audit Committee and Cadillac Fairview Corporation and is Chairman of the Advisory Board of Fengate Capital. He is also a member of the Investment Advisory Committee of Nunavut Trust, the McConnell Foundation and the McGill Pension Investment Committee (Chair). Mr. Boychuk is a Governor of McGill University and Chair the University’s Audit Committee. He is also a member of the International Advisory Board of the Faculty of Management of McGill University.

Guthrie Stewart is currently the Senior Vice President and Global Head of Private Investments for PSP Investments, a position he has held since joining PSP Investments in 2015. Prior to joining PSP Investments, Mr. Stewart was a director and advisor for a number of public and private enterprises and investment funds. He was also a partner at Edgestone Capital. Prior to that, Mr. Stewart spent 15 years in executive roles in the telecommunications industry, including as President and CEO of Teleglobe Canada. Prior to Teleglobe, he was an officer of BCE Mobile Communications Inc. Mr. Stewart began his career as a corporate and acquisitions lawyer in Toronto with Osler.

John (Jack) P. Cashman is chairman of Aventamed D.A.C., a medical device company located in Ireland. Until February 2014, he was the Non-Executive Chairman of Vectura Group Plc. U.K. (LSE: VEC). From 2002 – 2005, he was the Chairman of Advanced Surgical Concepts Ltd., Ireland, and a director of Bespak Plc. Mr. Cashman is also the former Chairman and joint CEO of R.P. Scherer Corporation.

Colin D. Watson is currently a director of Louisiana Pacific Corp. He was President and CEO of Rogers Cablesystems (1979 – 1996), Spar Aerospace (1996 – 1999) and Vector Aerospace (2003 – 2005). He was also Vice Chairman of Spar Aerospace Limited from 2000 to 2002.

Clare R. Copeland is the Vice Chairman of Falls Management Company, a commercial development and casino in Niagara Falls, Ontario. He held the position of Chairman of Toronto Hydro Corporation, a Canadian electricity provider, from 1999 to 2013. Between 2000 and 2002, he was Chairman and Chief Executive Officer of OSF Inc., a manufacturer of retail store interiors. He is also on the Boards of RioCan, MDC Corp., and Chesswood Inc. He was President and Chief Executive Officer of People’s Jewellers Corporation (1993 – 1999), Chairman of Sun Media (1997 – 1999), President and CEO of Granada Canada Limited (1984 – 1988) and Chairman of Ontario Place (1987 – 1997). He has also held several senior management positions, including Chief Operating Officer, with Zale Corporation (1991 – 1993).

Richard Fadden was the National Security Advisor to the Prime Minister of Canada from January 2015 to March 2016. Previously he was the Deputy Minister of National Defence starting in May 2013 and served as the Director of the Canadian Security Intelligence Service from 2009 until 2013. Mr. Fadden has also served as the Deputy Minister for Citizenship and Immigration Canada from 2006 to 2009, the Deputy Minister of Natural Resources Canada from 2005 to 2006, President of the Canadian Food Inspection Agency from 2002 to 2005, and Deputy Clerk and Counsel in the Privy Council Office from 2000 to 2002, during which time he assumed the additional duties of Security and Intelligence Coordinator in February 2001. Earlier in his career, Mr. Fadden worked in a variety of positions throughout the Government of Canada including in the Department of External Affairs, the Office of the Auditor General of Canada, Natural Resources Canada and the Treasury Board Secretariat.

Senior management

Daniel S. Goldberg became Telesat’s President and Chief Executive Officer in September 2006. Prior to September 2006, Mr. Goldberg served as Chief Executive Officer of SES New Skies, a position he held since March 2006 following the purchase of New Skies by SES. Mr. Goldberg served as the Chief Executive Officer of New Skies Satellites from 2002 to 2006 and prior to that as Chief Operating Officer of New Skies since February 2000. Prior to that time, he had served as New Skies General Counsel since 1998. Prior to joining New Skies, Mr. Goldberg worked at PanAmSat as the Associate General Counsel and Vice President of Government and Regulatory Affairs during 1998. From 1993 to 1997, he was an associate at Goldberg, Godles, Wiener & Wright, a law firm in Washington, D.C. Mr. Goldberg received a Bachelor of Arts degree from the University of Virginia, graduating with highest honors, and a Juris Doctor degree, cum laude, from Harvard Law School.

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

Michel G. Cayouette became Telesat’s Chief Financial Officer and Treasurer in September 2008. Prior to that, Mr. Cayouette was Managing Partner of Gordon Blake, LLC since 2003. From 2002 to 2003, he served as Chief Financial Officer of Flag Telecom Holdings Ltd. From January 2001 to November 2001, he served as Executive Vice President and Chief Financial Officer of TIW Asia N.V. From 1992 to 2000, he held several senior executive positions for Teleglobe Communications Corporation and Teleglobe Inc. Mr. Cayouette is a chartered accountant and a certified public accountant. He holds a Master of Business Administration degree and a Bachelor of Administration degree from the University of Montreal (École des Hautes Études Commerciales).

Christopher S. DiFrancesco became Telesat’s Vice President, General Counsel and Secretary in January 2009. Prior to that, Mr. DiFrancesco served as Senior Vice President, Legal, General Counsel and Secretary of Corel Corporation, a position he held since October 2006. From 2003 to 2006, he served as Corel Corporation’s Vice President, Legal, General Counsel and Secretary, and as Corporate Counsel from 2000 to 2003. From 1998 to 2000, he served as Associate Counsel for the National Hockey League Players’ Association. From 1989 to 1998, he was an Articling Student and then Associate with the law firm of Gowling Lafleur Henderson in Toronto, Canada. He holds a Bachelor of Engineering Science in Mechanical Engineering and a Bachelor of Laws from the University of Western Ontario.

Thomas E. Eaton Jr. joined Telesat in September 2014 as Vice-President, International Sales. Before joining Telesat, Mr. Eaton was President of Harris CapRock Communications and an officer of Harris Corp from May 2011 to November 2013, Chief Operating Officer of Harris CapRock Communications from January 2010 to May 2011, and President of CapRock Government Solutions from October 2007 to January 2010. Previously, he served as President of G2 Satellite Solutions, a wholly-owned subsidiary of PanAmSat, and Executive Vice-President of PanAmSat from 2002 to 2007, and as Executive Vice-President of Global Sales and Marketing from 2000 to 2002. Mr. Eaton was Vice-President of Global Sales and Marketing for Intelsat from 1995 to 2000, and served as co-founder and Vice-President, Sales and Marketing for Integrated Network Services, Inc. from 1992 to 1995. He holds a Master of Business Administration from Mercer University and a Bachelor of Business Administration, Accounting from the University of Georgia.

Patrick M. Enright joined Telesat in 1981, and held progressively responsible management positions until being appointed Vice President, Network Services in 2004 with a title change to Vice President, Network Operations in 2008. Mr. Enright holds a diploma in Electronic Engineering Technology from Conestoga College of Applied Arts and Technology. He is a graduate of the Western Executive Program, University of Western Ontario, as well as a graduate of the Executive Management Development Program from the Banff Centre for Management.

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

Michael C. Schwartz rejoined Telesat in November 2015 as Senior Vice President, Corporate & Business Development. Prior to that, from January 2013 through November 2015, he served as Senior Vice President, Corporate Strategy and Development with Sprint Corporation, after having served as Vice President, Marketing and Corporate Development of Telesat Canada from February 2007, with a title change to Vice President, Marketing, Corporate Development & Regulatory in December 2007. Mr. Schwartz joined Telesat Canada from SES New Skies, where he served as Senior Vice President of Marketing and Corporate Development, a position he held since 2006 following the purchase of New Skies Satellites by SES. Prior to that, Mr. Schwartz served in the same position for New Skies Satellites since 2003. Prior to joining New Skies Satellites, he served as Chief Development and Financial Officer of Terabeam Corporation (Terabeam), responsible for business and corporate development as well as financial operations. Prior to Terabeam, he was a co-founder and President of an Internet infrastructure company, which was sold in 2000. He also held two senior positions at AT&T Wireless Services, most recently as Vice President of Acquisitions and Development. Mr. Schwartz graduated magna cum laude from Harvard University in physics and magna cum laude from Harvard Law School.

David N. Wendling joined Telesat in 1986, and has held a variety of key positions within the Space Systems Department prior to being appointed Vice President, Space Systems in 2007 with a title change to Vice President Space and Network Engineering in 2008 and to Chief Technical Officer in 2013. Mr. Wendling holds a Bachelor of Applied Science from the University of Waterloo. He is registered as a Professional Engineer with the Professional Engineers of Ontario.

B. Compensation.

Director Compensation

Loral and PSP Investments are each entitled to nominate three directors to the board. None of those six directors who are shareholder nominees are paid a fee by us for his services as a director.

During the fiscal year ended December 31, 2016, the aggregate fees paid to the other four directors by us were approximately $507,000.

These four independent directors are each paid an annual fee of $110,000 by us. In addition to the annual fee, the Chair of the Audit Committee, and the Chair of the Corporate Governance Committee are each paid $15,000 by us. For each attendance at a meeting of the board or a board committee, each director who is paid the annual fee is also paid a meeting fee of $1,500 by us. Directors may be offered a right to elect to participate in one or more compensation plans which may be developed by us, in which case the annual fee of the participating director may be reduced by any value attributed to such right of participation. All directors are entitled to be reimbursed for travel and other expenses properly incurred by them in attending meetings of the board or of any committee of the board.

The directors of Telesat Canada are also members of the board of managers of Telesat LLC. They do not receive additional remuneration from us for acting in that capacity.

Senior Management Compensation

The aggregate salary and benefits paid by us to Telesat’s senior management for the year ended December 31, 2016 amounted to approximately $5.9 million. The aggregate salary and benefits paid by us to the five highest-paid officers of Telesat for the fiscal year ended December 31, 2016 was approximately $4.6 million.

As a Canadian company that is not a reporting issuer under the securities legislation of any jurisdiction in Canada, Telesat is not required to publicly disclose individual compensation information either as a requirement under its governing statute or under any securities legislation. Telesat does not publicly disclose individual compensation information in Canada.

In addition, the current service costs set aside or accrued by us during 2016 to provide pension, retirement or similar benefits to senior management of Telesat amounted to approximately $1.6 million.

Directors’ and Senior Management’s Indemnity Payments

We have entered into indemnity agreements with Telesat’s directors and members of senior management that may require us to indemnify them against certain liabilities that may arise by reason of their status or service as our directors or members of senior management. No indemnity payments were made to directors and/or senior management in 2016.

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

Compensation and Corporate Governance Committee

Our Compensation and Corporate Governance Committee is comprised of Messrs. Copeland and Garant and Dr. Rachesky. Mr. Copeland is the chair of the committee.

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

D. Employees.

As of December 31, 2016, Telesat and its subsidiaries had approximately 391 full and part-time employees, approximately 3.6% of whom are subject to collective bargaining agreements. Our employee body is primarily comprised of professional engineering, sales and marketing staff, administrative staff and skilled technical workers. Telesat considers its employee relations to be good.

E. Share ownership.

The following table presents information regarding the ownership of certain classes of shares of Telesat Canada by our directors and senior management as of January 1, 2017.

Name (Title)	Common	Voting Participating Preferred	Non-Voting Participating Preferred	Director Voting Preferred	Percentage of Class
Mark H. Rachesky, M.D.(1)	—	—	—	—	—
Michael B. Targoff	—	—	—	—	—
Hank Intven	—	—	—	—	—
Michael Boychuk	—	—	—	—	—
Daniel Garant	—	—	—	—	—
Guthrie Stewart	—	—	—	—	—
John P. (Jack) Cashman	—	—	—	820	82%
Colin D. Watson	—	—	—	180	18%
Clare R. Copeland	—	—	—	—	—
Richard Fadden	—	—	—	—	—
Daniel S. Goldberg	—	—	935,880	—	2.4%
Michèle Beck	—	—	—	—	—
Michel G. Cayouette	—	—	120,749	—	0.3%
Christopher S. DiFrancesco	—	—	—	—	—
Patrick M. Enright	—	—	—	—	—
Thomas E. Eaton, Jr.	—	—	—	—	—
John Flaherty	—	—	—	—	—
Michael C. Schwartz	—	—	383,034	—	1.0%
David N. Wendling	—	—	—	—	—

(1)	Various funds affiliated with MHR hold, as at December 31, 2016, approximately 39.9% of Loral’s outstanding voting common stock and 58.4% of Loral’s total outstanding voting and non-voting common stock. Mark H. Rachesky, M.D., chairman of our board of directors and non-executive chairman of the board of directors of Loral, is the co-founder and president of MHR.

Telesat Canada Stock Options

In September 2008 and April 2013, Telesat Holdings adopted stock incentive plans for certain key employees. The plans provide for the grant of up to 12,923,779 options, 8,824,646 authorized in 2008, 4,036,729 authorized in 2013, and an additional 62,404 authorized in 2015, to purchase non-voting participating preferred shares of Telesat Canada convertible into common shares of Telesat Canada.

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

As at December 31, 2016, there were 3,980,752 options outstanding under both plans (of which 2,362,561 were vested). The weighted-average remaining life of these outstanding options was six years and the weighted average exercise price of the outstanding options granted to senior management is $23.74. There are 265,603 and 162,700 remaining options available for grant under the 2008 and 2013 plans, respectively.

In January 2016, the Board approved the purchase for cancellation of up to 25% of the currently outstanding stock options. The cash consideration for this purchase was paid in the first half of 2016 in the amount of $24.7 million.

Item 7. Major Shareholders and Related Party Transactions

A. Major shareholders.

The following table sets forth the ownership of shareholders that are the beneficial owners of 5% or more of each class of shares of Telesat Canada as of January 1, 2017.

Name (Title)	Common (C)	Voting Participating Preferred (VPP)	Non-Voting Participating Preferred (NPP)	Director Voting Preferred (DVP)	Percentage of Class
Red Isle Private Investments Inc.(1)	35,172,218	7,034,444	595,956	—	C: 47.4%
					VPP: 100% NPP: 1.6%
Loral Holdings Corporation(1)	39,080,242	—	35,953,824	—	C: 52.6%
					NPP: 93.7%
John P. (Jack) Cashman	—	—	—	820	DVP: 82%
Colin D. Watson	—	—	—	180	DVP: 18%

(1)	Each of Red Isle’s and Loral’s economic and voting interests on a combined basis taking into account the number and classes of shares owned by each of them are described below.
(2)	Various funds affiliated with MHR hold, as at December 31, 2016, approximately 39.9% of Loral’s outstanding voting common stock and 58.4% of Loral’s total outstanding voting and non-voting common stock. Mark H. Rachesky, M.D., chairman of our board of directors and non-executive chairman of the board of directors of Loral, is the co-founder and president of MHR.

PSP Investments is a Canadian crown corporation established to invest the amounts transferred by the federal government equal to the proceeds of the net contributions since April 1, 2000, for the pension plans of the Public Service, the Canadian Forces and the Royal Canadian Mounted Police, and since March 1, 2007, for the Reserve Force Pension Plan. PSP Investments holds its interest in Telesat Canada through a wholly-owned subsidiary, Red Isle Private Investments Inc. (“Red Isle”), a corporation organized under the CBCA. Red Isle’s interest in Telesat Canada is a 35.8% equity interest, a 67.3% voting interest on all matters except for the election of directors, and a 29.4% voting interest for the election of directors. PSP Investments’ principal offices are at 1250 Boulevard René Lévesque West, Suite 900, Montreal, Quebec, Canada, H3B 4W8 and its registered offices are at 1 Rideau Street, 7th Floor, Ottawa, Ontario, Canada, K1N 8S7.

Loral is a Delaware corporation. Loral participates in satellite services operations through its ownership of a 62.7% equity interest in Telesat Canada and a 32.7% voting interest on all matters (in each case as at December 31, 2016). Loral’s principal offices are located at 565 Fifth Avenue, 19th Floor, New York, New York 10017. Loral’s registered office in the State of Delaware is located at 1209 Orange Street, Wilmington County of New Castle, Delaware 19801. Various funds affiliated with MHR hold, as at December 31, 2016, approximately 39.9% of Loral’s outstanding voting common stock and 58.4% of Loral’s total outstanding voting and non-voting common stock. Mark H. Rachesky, M.D., chairman of our board of directors and non-executive chairman of the board of directors of Loral, is the co-founder and president of MHR.

John P. Cashman is a Canadian citizen, residing in the City of Toronto, in the Province of Ontario. Mr. Cashman holds director voting preferred shares having a 31.1% voting interest for the election of directors only in Telesat Canada. These shares have liquidation preference and dividend rights above common shares of Telesat Canada. Mr. Cashman is an independent director of Telesat Canada.

Colin D. Watson is a Canadian citizen, residing in the City of Toronto, in the Province of Ontario. Mr. Watson holds director voting preferred shares having a 6.8% voting interest for the election of directors only in Telesat Canada. These shares have liquidation preference and dividend rights above common shares of Telesat Canada. Mr. Watson is an independent director of Telesat Canada.

B. Related party transactions.

Consulting Services Agreement

On October 31, 2007, Loral and Telesat Canada entered into a consulting services agreement (the “Consulting Agreement”). Pursuant to the terms of the Consulting Agreement, Loral agreed to provide non-exclusive consulting services in relation to the business of Loral Skynet which was transferred to Telesat Canada as part of the Skynet Transaction, as well as with respect to certain aspects of our satellite communications business. The Consulting Agreement had an initial term of seven years and was automatically renewed on October 31, 2014 for an additional seven-year term. In exchange for Loral’s agreement to provide services under the Consulting Agreement, we pay Loral an annual fee of US$5 million, payable quarterly in arrears on the last day of March, June, September and December of each year during the term of the Consulting Agreement.

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

Shareholders Agreement

On October 31, 2007, in connection with the Telesat Canada acquisition, PSP Investments, Red Isle, Loral, LSC Holdings, Loral Holdings Corporation, a Delaware corporation (“Loral Holdings”), Loral Skynet, John P. Cashman, Colin D. Watson, Telesat Interco, Holdings, Telesat Canada and MHR entered into a shareholders agreement (the “Shareholders Agreement”).

The Shareholders Agreement provides for, among other things, the manner in which the affairs of Telesat and its subsidiaries will be conducted and the relationships among the parties and future shareholders of Telesat. Specifically, with respect to Telesat, the Shareholders Agreement provides for its capital structure, the number and election of members of the board of directors, the meetings of directors, the required vote of the board of directors to take certain actions, the approval of the Skynet Transaction, the officers, and the rights of certain shareholders to appoint observers to the board of directors. The Shareholders Agreement also approves an initial business plan, provides for the preparation and approval of annual budgets and business plan updates and procedures for the purchase of equipment, products and services from Loral and its affiliates, an agreement by Loral not to engage in a competing satellite communications business and agreements by the shareholders not to solicit employees of Telesat or any of its subsidiaries. Additionally, the Shareholders Agreement details the matters requiring shareholder approval or the approval of a shareholder, provides for preemptive rights for certain shareholders upon the issuance of certain shares of capital stock of Telesat and provides for either PSP Investments or Loral to cause Telesat to conduct an initial public offering of its equity shares if an initial public offering is not completed by the fourth anniversary of the closing of the Telesat Canada acquisition. The Shareholders Agreement also restricts the ability of holders of certain shares to transfer them unless certain conditions are met or approval of the transfer is approved by directors, provides for a right of first offer to equity shareholders if a holder of equity shares wishes to sell them to a third party, provides for, in certain circumstances, tag-along rights in favor of non-Loral shareholders if Loral sells equity shares, drag-along rights in favor of Loral in case Loral enters into an agreement to sell all of its Telesat equity securities and drag-along rights in favor of PSP Investments for the sale of Telesat if Loral undergoes a change of control. Also, the Shareholders Agreement provides for PSP Investments and Loral to have the right to require the other party to sell all of its equity shares or voting shares to PSP Investments or to a designee of Loral, as applicable, under certain circumstances.

The Shareholders Agreement provides for a board of directors of Telesat consisting of 10 directors, three nominated by Loral, three nominated by PSP Investments and four independent directors selected by a nominating committee comprised of one PSP Investments nominee, one Loral nominee and one of the independent directors then in office. Each shareholder is obligated to vote all shares for the election of the directors nominated by the nominating process. Each shareholder of Telesat made certain representations, including but not limited to representations with respect to due incorporation and valid existence, corporate power, ownership of shares of Telesat, due authorization and execution of the Shareholders Agreement, absence of any violations of material provisions of existing indentures or agreements of each party, and, with respect to each of Cashman and Watson, that they each qualified as an independent director and as a “resident Canadian” as that term is defined under Canadian law.

Each shareholder of Telesat agreed to certain covenants, particularly with respect to: voting of shares in certain circumstances, compliance by such party’s subsidiaries with the Shareholders Agreement and keeping certain information confidential.

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

In May 2016, Loral, PSP and Telesat entered into an agreement which preserves the parties’ right to assert against one another legal claims relating to Telesat. We are advised by Loral that Telesat was included as a party to the agreement solely because Loral believes that, as a technical matter of Canadian law and for purposes of potentially seeking equitable relief, Telesat may be a necessary party. We are further advised by Loral and PSP that neither of them intends to seek monetary damages against Telesat and we are not aware of any bases upon which Loral or PSP could seek monetary damages against us.

Accession Agreement

Coincident with their exercise of share appreciation rights and receipt of non-voting participating preferred shares, current members of senior management, Daniel S. Goldberg, Michael Schwartz and Michel G. Cayouette, as well as certain former members of senior management, entered into Accession Agreements pursuant to which they agreed to be bound by certain provisions of the Shareholders Agreement.

Administration Fee

Loral’s employees and retirees participate in certain welfare plans sponsored by Telesat. Loral pays Telesat an annual administrative fee of US$100,000 and reimburses Telesat for the plan costs attributable to Loral participants.

ViaSat-1

On January 7, 2008, an agreement was entered into between SS/L and ViaSat, Inc. (“ViaSat”) for the construction by SS/L for ViaSat of a high capacity broadband satellite called ViaSat-1 (the “Satellite”). On January 11, 2008, Loral Space & Communications Inc. (“Loral”) and ViaSat entered into a Beam Sharing Agreement (the “Beam Sharing Agreement”) that provides for, among other things, (i) the purchase by Loral of a portion of the Satellite payload providing coverage into Canada (the “Canadian Payload”) and (ii) payment by Loral of a portion of the actual costs of launch and associated services, launch insurance and telemetry, tracking and control services for the Satellite.

On December 31, 2009, Loral entered into a Satellite Capacity and Gateway Service Agreement (the “Xplornet Agreement”) with Barrett Xplore Inc. (which subsequently changed its name to Xplornet Communications Inc. (“Xplornet”)) to provide satellite capacity and gateway service for broadband services in Canada.

On March 1, 2011, Telesat Canada and one of its subsidiaries (as used in this paragraph, “Telesat”) entered into agreements (the “Assignment and Assumption Agreements”) with Loral and one of its subsidiaries pursuant to which Loral assigned to Telesat and Telesat assumed from Loral all of Loral’s rights and obligations with respect to the Canadian payload on the ViaSat-1 satellite, and all related agreements. Under the Assignment and Assumption Agreements, Loral received a fee from Telesat for the assignment and was reimbursed for its net costs incurred through closing of the sale. Loral is entitled to receive one-half of any net revenue earned by Telesat in connection with the sale of any non-geostationary capacity to Telesat’s customers during the first four years after the commencement of service using the non-geostationary capacity. In connection with the sale, Loral also assigned to Telesat the Xplornet Agreement.

In 2016, Telesat paid to Loral approximately $238,000 pursuant to the above agreements.

Loral Nominee Director

McCarthy Tétrault LLP has acted as Canadian counsel to Loral, Telesat Interco and Holdings in connection with the Telesat Canada acquisition, the offering of prior series of notes and other matters, and may act for Telesat Canada on other matters in the future. Mr. Hank Intven, counsel with McCarthy Tétrault LLP, is a director of Telesat Canada.. See “Directors and senior management.” In 2016, the aggregate amount of expenses incurred by Telesat Canada and its subsidiaries for services received from McCarthy Tétrault LLP was approximately $59,500.

Goldberg, Godles, Wiener & Wright

Henry Goldberg, the father of Daniel Goldberg, the President and Chief Executive Officer of Telesat Canada, is a partner in the law firm Goldberg, Godles, Wiener & Wright, which handles certain matters for Telesat Canada and its subsidiaries. In 2016, the aggregate amount of expenses incurred by Telesat Canada and its subsidiaries for services received was approximately US$658,500.

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

We are subject to audits by taxing authorities in the various jurisdictions in which we operate. In Brazil, we are currently involved in a number of disputes with the Brazilian tax authorities who have alleged that additional taxes are owing on revenue earned by our Brazilian subsidiaries for the period 2003 to 2012. The disputes relate to the Brazilian tax authorities’ characterization of our revenue. Additional taxes and interest of approximately $42.7 million have been assessed by Brazilian tax authorities and we have challenged those assessments. We believe the likelihood of an unfavorable outcome in these disputes is remote and, as such, no reserve has been established. Loral has agreed to indemnify us with respect to certain of the assessments issued in Brazil.

In 2015, we were re-assessed by Canadian taxing authorities for income taxes and interest expense of approximately $16.5 million relating to the deductibility of certain expenses for the 2007 tax year. We filed an appeal with the Tax Court of Canada, and in November 2016, were informed that the appeal was successful.

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

Dividend Policy

Common Shares

In 2016, no dividends on the common shares were declared. Dividends will be declared subject to the requirements of the CBCA, and paid as permitted by the Senior Secured Credit Facilities and the indenture governing the Senior Notes.

Voting Participating Preferred Shares

In 2016, no dividends on the voting participating preferred shares were declared. Dividends will be declared subject to the requirements of the CBCA, and paid as permitted by the Senior Secured Credit Facilities and the indenture governing the Senior Notes.

Non-Voting Participating Preferred Shares

In 2016, no dividends on the non-voting participating preferred shares were declared. Dividends will be declared subject to the requirements of the CBCA, and paid as permitted by the Senior Secured Credit Facilities and the indenture governing the Senior Notes.

Director Voting Preferred Shares

In November, 2016, dividends on the director voting preferred shares were declared and paid for the period November 1, 2015 to October 31, 2016 in the amount of $10,000. Dividends for future periods will be declared subject to the requirements of the CBCA, and paid as permitted by the Senior Secured Credit Facilities and the indenture governing the Senior Notes.

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

Telesat Canada

Register, Entry Number and Purposes.  Telesat Canada’s Articles of Amalgamation are registered with DISED under Certificate No. 1004445-8 under the CBCA. There are no restrictions in Telesat Canada’s Articles of Amalgamation on the type of business that it may carry on. Neither Telesat Canada’s articles nor its by-laws contain a description of its objects and purposes.

Directors’ Powers.  The Shareholders Agreement provides for, among other things, Telesat Canada’s capital structure, the number and election of members of the board of directors, the meetings of directors, the required vote of the board of directors to take certain actions, the officers, and the rights of certain shareholders to appoint observers to the board of directors. See “Item 7B. Related party transactions —  Shareholders Agreement.” Pursuant to the Shareholders Agreement, at any meeting at which Telesat Canada’s board of directors considers any question involving a material agreement or transaction or proposed material agreement or transaction with Telesat Canada to which an interested shareholder is a party, any director nominee of that interested shareholder shall be required by the chairperson to leave the meeting while the matter is being considered, unless such requirement is waived by a majority vote of the disinterested directors, and shall abstain from voting thereon.

According to its by-laws, the directors of Telesat Canada may be paid such remuneration for their services as the board of directors may from time to time determine. However, the Shareholders Agreement provides that no director who is a shareholder nominee shall receive compensation for his services as a director (other than reimbursement for expenses). Neither Telesat Canada’s articles nor its by-laws (a) require an independent quorum for voting on director compensation; (b) set out a mandatory retirement age for Telesat Canada’s directors; or (c) require the directors to own securities of Telesat Canada in order to serve as directors.

Telesat Canada’s by-laws provide that, without limiting the borrowing powers as set forth in the CBCA, the board of directors may (a) borrow money upon the credit of Telesat Canada; (b) issue, reissue, sell or pledge bonds, debentures, notes or other evidences of indebtedness or guarantee of Telesat Canada, whether secured or unsecured; (c) give a guarantee on behalf of Telesat Canada to secure performance of any present or future indebtedness, liability or obligation of any person; and (d) charge, mortgage, hypothecate, pledge, or otherwise create a security interest in all or any currently owned or subsequently acquired real or personal, movable or immovable, property of Telesat Canada, including book debts, rights, powers, franchises and undertakings, to secure any such bonds, debentures, notes or other indebtedness, liability or obligation of the corporation. The by-laws do not limit or restrict the borrowing of money by Telesat Canada on bills of exchange or promissory notes made, drawn, accepted or endorsed by or on behalf of Telesat Canada.

Rights, Preferences and Restrictions Attaching to Each Class of Telesat Canada’s Shares.  The authorized share capital of Telesat Canada is comprised of: (i) an unlimited number of common shares, of voting participating preferred shares, of non-voting participating preferred shares, of redeemable common shares, and of redeemable non-voting participating preferred shares, (ii) 1,000 director voting preferred shares, and (iii) 325,000 senior preferred shares. There are no outstanding redeemable common shares, redeemable non-voting participating preferred shares, or senior preferred shares. Below is a description of the rights, preferences and restrictions attaching to each outstanding class of Telesat Canada’s shares. There are no provisions for sinking funds, and no class of shares is subject to further capital calls by Telesat Canada. The Telesat Canada articles and by-laws do not provide for cumulative voting. The members of Telesat Canada’s board of directors are not replaced at staggered intervals but are elected annually.

Common Shares

The holders of common shares are entitled to receive notice of and to attend all annual and special meetings of the shareholders of Telesat Canada and to one vote in respect of each common share held on all matters at all such meetings, except in respect of a class vote applicable only to the shares of any other class, in respect of which the common shareholders shall have no right to vote. The holders of common shares are entitled to receive dividends as may be declared by the board of directors of Telesat Canada, and are entitled to share in the distribution of the assets of Telesat Canada upon liquidation, winding-up or dissolution, subject to the rights, privileges and conditions attaching to any other class of shares ranking in order of priority. The common shares are convertible at the holders’ option, at any time, into voting participating preferred shares or non-voting participating preferred shares, on a one-for-one basis. The common shares have no par value. There are no provisions for redemption of common shares. Each holder of common shares entitled to vote at an annual or special meeting of the shareholders is entitled to cast one vote for each share held.

Voting Participating Preferred Shares

The rights, privileges and conditions of the voting participating preferred shares are identical in all respects to those of the common shares, except for the following:

•	The holders of voting participating preferred shares are not entitled to vote at meetings of the shareholders of Telesat Canada on resolutions electing directors.
•	For all other meetings of the shareholders of Telesat Canada, the holders of voting participating preferred shares are entitled to a variable number of votes per voting participating preferred share based on the number of voting participating preferred shares, non-voting participating preferred shares and redeemable non-voting participating preferred shares outstanding on the record date of the given meeting of the shareholders of Telesat Canada.
•	The voting participating preferred shares are convertible, at any time, at the holders’ option into common shares or non-voting participating preferred shares on a one-for-one basis as long as the result of such conversion does not cause Telesat Canada to cease to be a “qualified corporation” within the meaning of the Canadian Telecommunication Common Carrier Ownership and Control Regulations pursuant to the Telecommunications Act (Canada).

The voting participating preferred shares have no par value.

Non-Voting Participating Preferred Shares

The rights, privileges and conditions of the non-voting participating preferred shares are identical in all respects to those of the common shares, except for the following:

•	The holders of non-voting participating preferred shares are not entitled to vote on any matter at meetings of the shareholders of Telesat Canada, except in respect of a class vote applicable only to the non-voting participating preferred shares.
•	The non-voting participating preferred shares are convertible, at any time, at the holders’ option into common shares or voting participating preferred shares on a one-for-one basis as long as the result of such conversion does not cause Telesat Canada to cease to be a “qualified corporation” within the meaning of the Canadian Telecommunication Common Carrier Ownership and Control Regulations pursuant to the Telecommunications Act (Canada).

The non-voting participating preferred shares have no par value.

Director Voting Preferred Shares

The rights, privileges and conditions of the director voting preferred shares are identical in all respects to those of the common shares, except for the following:

•	The holders of director voting preferred shares are entitled to receive notice of and to attend all meetings of the shareholders of Telesat Canada at which directors of Telesat Canada are to be elected. The holders of director voting preferred shares are not entitled to attend meetings of the shareholders of Telesat Canada and have no right to vote on any matter other than the election of directors of Telesat Canada.
•	The holders of director voting preferred shares are entitled to receive annual non-cumulative dividends of $10 per share if declared by the Board of Directors of Telesat Canada, in priority to the payment of dividends on the common shares, voting participating preferred shares, non-voting participating preferred shares, redeemable common shares, and redeemable non-voting participating preferred shares, but after payment of any accrued dividends on the senior preferred shares.
•	In the event of liquidation, wind-up or dissolution, the holders of director voting preferred shares are entitled to receive $10 per share in priority to the payment of dividends on the common shares, voting participating preferred shares, non-voting participating preferred shares, redeemable common shares, and redeemable non-voting participating preferred shares, but after payment of any accrued dividends on the senior preferred shares.
•	The director voting preferred shares are redeemable at the option of Telesat Canada, at any time, at a redemption price of $10 per share.

The director voting preferred shares have a nominal stated value.

Procedures to Change the Rights of Shareholders.  In order to change the rights of the shareholders as contained in Telesat Canada’s Articles of Amalgamation, an amendment to the Articles of Amalgamation is required. Such an amendment would require, in addition to any shareholder approval required as a mandatory provision of the CBCA, (a) with respect to any amendment not excepted by the Shareholders Agreement, the approval of each of PSP Investments and Loral; (b) with respect to changes to the rights, privileges, restrictions, and conditions of the common shares, voting participating preferred shares, non-voting participating preferred shares, redeemable common shares or redeemable non-voting participating preferred shares, the approval of two-thirds of each such class affected by such amendment voting as a separate class and the approval of two-thirds of the common shares, voting participating preferred shares, non-voting participating preferred shares, redeemable common shares or redeemable non-voting participating preferred shares voting together as a class; (c) with respect to changes to the rights, privileges, restrictions, and conditions of the director voting preferred shares, the approval of two-thirds of the director voting preferred shares voting as a separate class and the approval of two-thirds of the common shares, voting participating preferred shares, non-voting participating preferred shares, redeemable common shares or redeemable non-voting participating preferred shares voting together as a class; and (d) with respect to changes to the rights, privileges, restrictions, and conditions of the senior preferred shares, the approval of two-thirds of the senior preferred shares voting as a separate class, except that (i) an increase to the number of senior preferred shares or (ii) the creation of a new class of shares having priority, or ranking pari passu, as to dividends or liquidation shall not require consent of the senior preferred shares. The Shareholders Agreement of Telesat Canada may not be amended without the written consent of both PSP Investments and Loral and, for the amendment of certain provisions, the additional consent of MHR.

Shareholder Meetings.  The CBCA provides that Telesat Canada must hold an annual general meeting not later than fifteen months after holding the last preceding annual meeting but no later than six months after the end of Telesat Canada’s preceding financial year. The board of directors or the chairman of the board of directors has the power to call a special meeting of shareholders at any time.

If Telesat Canada has only one shareholder or only one holder of any class or series of shares, the shareholder present in person or represented by proxy constitutes a meeting. Otherwise, subject to the CBCA, a quorum of shareholders is two persons, present in person, each being a shareholder or proxy holder, and together representing by proxy at least 51% of the outstanding shares of Telesat Canada carrying voting rights at the meeting, provided that at least 51% of the voting rights of outstanding shares represented at the meeting are at all times held by Canadians.

The only persons entitled to be present at a meeting of shareholders are those entitled to vote at that meeting, the directors, officers and auditor of Telesat Canada and others who, although not entitled to vote, are entitled or required under any provision of the CBCA, or Telesat Canada’s articles or by-laws to be present at the meeting. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting.

Limitations on Rights to Own Securities.  The articles of Telesat Canada provide that Non-Canadians (as the term is defined in Section 2 of the Canadian Telecommunications Common Carrier Ownership and Control Regulations promulgated pursuant to the Telecommunications Act, or “Canadian Ownership Regulations”) may not hold, beneficially own or control, directly or indirectly, otherwise than by way of security only, in the aggregate voting shares to which are attached more than 33 1/3 per cent of the votes that may ordinarily be cast at a meeting of Telesat Canada’s shareholders.

Impediments to Change of Control.  There are no provisions of Telesat Canada’s articles or by-laws that would have an effect of delaying, deferring or preventing a change in control of Telesat Canada and that would operate only with respect to a merger, acquisition or corporate restructuring involving Telesat Canada.

Shareholder Ownership Disclosure.  Neither Telesat Canada’s articles nor its by-laws contain a provision governing the ownership threshold above which shareholder ownership must be disclosed. Telesat Canada’s by-laws do, however, require each person in whose name shares are registered to furnish an affidavit or a declaration in accordance with the Canadian Ownership Regulations or the articles, if requested in writing by a director of Telesat Canada with the authorization of the board of directors.

Significant Differences with Applicable U.S. Law.  None.

Special Conditions for Changes in Capital.  None.

C. Material contracts.

Set forth below is a list of each material contract, other than contracts entered into in the ordinary course of business, to which Telesat Canada and its subsidiaries is a party, for the two years immediately preceding publication of this Annual Report:

•	Indenture, dated November 17, 2016, with respect to Telesat Canada’s 8.875% Senior Notes due 2024, among Telesat Holdings, Telesat, Telesat LLC, as co-issuer, the guarantors party thereto and The Bank of New York Mellon, as Trustee
•	First Supplemental Indenture, dated as of December 29, 2016, with respect to Telesat Canada’s 8.875% Senior Notes due 2024, among Telesat Canada, Telesat LLC, as co-issuer, the guarantors party thereto and The Bank of New York Mellon, as Trustee
•	Amendment No. 2, dated as of November 17, 2016, to the Credit Agreement dated as of March 28, 2012, by and among Telesat Holdings Inc., Telesat Canada, Telesat LLC, the guarantors party thereto, JP Morgan Chase Bank, N.A., as administrative agent, and the other lenders party thereto(13)
•	Amendment No. 3, dated as of December 19, 2016, to the Credit Agreement dated as of March 28, 2012, by and among Telesat Holdings Inc., Telesat Canada, Telesat LLC, the guarantors party thereto, JP Morgan Chase Bank, N.A., as administrative agent, and the other lenders party thereto
•	Amendment No. 4, dated February 1, 2017 to the Credit Agreement, dated as of March 28, 2012, as amended by Amendment No. 1 on April 2, 2013, as further amended by Amendment No. 2 on November 17, 2016, and as further amended by Amendment No. 3 on December 19, 2016, by and among Telesat Canada, Telesta LLC, the guarantors party thereto, the lenders party thereto and JP Morgan Chase Bank, N.A., as administrative agent, collateral agent, swingline lender and L/C Issuer.

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

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

“Disclosure controls and procedures”, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities and Exchange Act of 1934, as amended (“Exchange Act”), are designed to provide reasonable assurance that information required to be disclosed is accumulated and communicated to management in a timely manner. As of December 31, 2016, Telesat conducted an evaluation under the supervision and with the participation of its management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of its disclosure controls and procedures. Based on this evaluation, Telesat’s Chief Executive Officer and Chief Financial Officer concluded that Telesat’s disclosure controls and procedures were effective as of December 31, 2016 to provide reasonable assurance that information required to be disclosed by it in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

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

An evaluation of the effectiveness of Telesat’s internal control over financial reporting was conducted by Telesat’s management, under the supervision and with the participation of Telesat’s Chief Executive Officer and Chief Financial Officer, based on the framework set forth in the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. Based on this evaluation, Telesat’s Chief Executive Officer and Chief Financial Officer have concluded that Telesat’s internal control over financial reporting was effective as of December 31, 2016.

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

Item 16B. Code of Ethics

Telesat Canada has adopted a written code of ethics that applies to all of its employees. A copy of the Code of Business Conduct is available, free of charge, on Telesat Canada’s website located at www.telesat.com. If any amendments are made to this Code of Business Conduct other than technical, administrative, or other non-substantive amendments, or if any waivers, including implicit waivers, from a provision of this Code of Business Conduct are granted to Telesat Canada’s Chief Executive Officer, Chief Financial Officer or other finance executives, Telesat Canada will disclose the nature of the amendment or waiver, its effective date and to whom it applies on its website or in a report on Form 6-K or other similar form filed with the SEC. There were no material amendments to, or waivers of, the Code of Business Conduct during our fiscal year ended December 31, 2016.

Item 16C. Principal Accountant Fees and Services

Deloitte LLP (“Deloitte”) acted as the principal independent registered public accounting firm for Telesat Holdings for the years ended December 31, 2016 and December 31, 2015. Set forth below is a breakdown of fees for services rendered during those years.

	Years ended December 31,
	2016	2015
(In thousands of Canadian dollars)
Audit fees	$860	$870
Audit related fees	164	—
Tax fees	90	90
All other fees	4	3
Total	$1,118	$963

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

Audit Fees

Audit fees were for professional services rendered by Deloitte for the audit of our annual financial statements and for the reviews of our quarterly financial statements for the years ended December 31, 2016 and 2015. The audit fees also include fees for the audits of our pension plans and for other miscellaneous audits.

Audit Related Fees

The 2016 audit related fees related to audit assistance with the preparation of our offering memorandum for our Senior Notes and refinancing of our Senior Secured Credit Facilities.

Tax Fees

The 2016 and 2015 tax fees include amounts related to SR&ED services.

All Other Fees

The 2016 and 2015 other fees related to access to on-line accounting research services.

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

PART III

Item 17. Financial Statements

See our Audited Consolidated Financial Statements beginning at page F-1.

Item 18. Financial Statements

Not applicable.

Item 19. Exhibits

Exhibit No.	Description
1.1	Certificate of Formation, dated September 7, 2007, and Certificate of Amendment to Certificate of Formation, dated October 12, 2007, of Telesat LLC (3)
1.2	Limited Liability Company Agreement of Telesat LLC, dated October 31, 2007 (3)
1.3*	Certificate and Articles of Amalgamation of Telesat Holdings Inc., dated as of January 1, 2017
1.4*	Certificate and Articles of Amalgamation of Telesat Canada, dated as of January 1, 2017
1.5*	By-Law No. 1 of Telesat Canada, dated as of January 1, 2017
2.1	Indenture, dated November 17, 2016, with respect to Telesat Canada’s 8.875% Senior Notes due 2024, among Telesat Holdings, Telesat, Telesat LLC, as co-issuer, the guarantors party thereto and The Bank of New York Mellon, as Trustee (13)
2.2*	First Supplemental Indenture, dated as of December 29, 2016, with respect to Telesat Canada’s 8.875% Senior Notes due 2024, among Telesat Canada, Telesat LLC, as co-issuer, the guarantors party thereto and The Bank of New York Mellon, as Trustee
4.1	Adjustment Agreement, dated as of October 29, 2007, between Telesat Interco Inc. (formerly 4363213 Canada Inc.), BCE Inc, and Telesat Canada (2)
4.2	Shareholders Agreement, dated as of October 31, 2007, between Public Sector Pension Investment Board, Red Isle Private Investments Inc., Loral Space & Communications Inc., Loral Space & Communications Holdings Corporation, Loral Holdings Corporation, Loral Skynet Corporation, John P. Cashman, Colin D. Watson, Telesat Holdings Inc, (formerly 4363205 Canada Inc.), Telesat Interco Inc. (formerly 4363213 Canada Inc.), Telesat Canada and MHR Fund Management LLC (2)
4.3	Consulting Services Agreement, dated as of October 31, 2007, by and between Loral Space & Communications Inc. and Telesat Canada (2)
4.4	Form of Indemnity Agreement by and among Telesat Canada, Telesat Holdings Inc., Telesat Interco Inc. and Officers and Directors (6)
4.5	Indemnity Agreement dated as of October 31, 2007 by and among Loral Space & Communications Inc., Telesat Canada, Telesat Holdings Inc., Telesat Interco Inc. and Henry (Hank) Intven (2)
4.6	Acknowledgement and Indemnity Agreement, dated as of October 31, 2007, between Loral Space & Communications Inc., Telesat, Telesat Holdings Inc. (formerly 4363205 Canada Inc.), Telesat Interco Inc. (formerly 4363213 Canada Inc.) and McCarthy Tétrault LLP (2)
4.7	Grant Agreement, dated as of May 20, 2011, by and among Telesat Holdings Inc., Telesat Canada, Loral Space & Communications Inc, the Public Sector Pension Investment Board, 4440480 Canada Inc. and Daniel Goldberg (5)
4.8	Grant Agreement, dated as of May 31, 2011, by and among Telesat Holdings Inc., Telesat Canada, Loral Space & Communications Inc, the Public Sector Pension Investment Board, 4440480 Canada Inc. and Michel G. Cayouette (5)
4.9	Grant Agreement, dated as of May 31, 2011, by and among Telesat Holdings Inc., Telesat Canada, Loral Space & Communications Inc., the Public Sector Pension Investment Board, 4440480 Canada Inc. and Michael C. Schwartz (5)
4.10	Grant Agreement, dated as of November 18, 2013, by and among Telesat Holdings Inc., Telesat Canada, Loral Space & Communications Inc., the Public Sector Pension Investment Board, 4440480 Canada Inc. and Daniel Goldberg (10)

Exhibit No.	Description
4.11	Grant Agreement, dated as of November 18, 2013, by and among Telesat Holdings Inc., Telesat Canada, Loral Space & Communications Inc., the Public Sector Pension Investment Board, 4440480 Canada Inc. and Michel G. Cayouette (10)
4.12	Grant Agreement, dated as of January 28, 2016, by and among Telesat Holdings Inc., Telesat Canada, Loral Space & Communications Inc., the Public Sector Pension Investment Board, 4440480 Canada Inc. and Michael C. Schwartz (12)
4.13	Form of Accession Agreement to the Unanimous Shareholders’ Agreement by and among Telesat Holdings, Inc. and Daniel S. Goldberg, Michel G. Cayouette, Paul Bush and Michael Schwartz (9)
4.14	Credit Agreement, dated as of March 28, 2012, by and among Telesat Holdings, Inc., Telesat Canada, Telesat LLC, the guarantors party thereto, JP Morgan Chase Bank, N.A., as administrative agent, and the other lenders party thereto (6)
4.15	Amendment No. 1, dated as of April 2, 2013, to the Credit Agreement dated as of March 28, 2012, by and among Telesat Holdings Inc., Telesat Canada, Telesat LLC, the guarantors party thereto, JP Morgan Chase Bank, N.A., as administrative agent, and the other lenders party thereto (8)
4.16	Amendment No. 2, dated as of November 17, 2016, to the Credit Agreement dated as of March 28, 2012, as amended by Amendment No. 1 on April 2, 2013 by and among Telesat Holdings Inc., Telesat Canada, Telesat LLC, the guarantors party thereto, the lenders party thereto and JP Morgan Chase Bank, N.A., as administrative agent, collateral agent, swingline lender and L/C Issuer. (13)
4.17	Amendment No. 3 dated December 19, 2016 to the Credit Agreement, dated as of March 28, 2012, as amended by Amendment No. 1 on April 2, 2013, as further amended by Amendment No. 2 on November 17, 2016, by and among Telesat Canada, Telesat LLC, the guarantors party thereto, the lenders party thereto and JP Morgan Chase Bank, N.A., as administrative agent, collateral agent, swingline lender and L/C Issuer. (14)
4.18	Amendment No. 4 dated February 1, 2017 to the Credit Agreement, dated as of March 28, 2012, as amended by Amendment No. 1 on April 2, 2013, as further amended by Amendment No. 2 on November 17, 2016, and as further amended by Amendment No. 3 on December 19, 2016, by and among Telesat Canada, Telesat LLC, the guarantors party thereto, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent, collateral agent, swingline lender and L/C Issuer. (14)
4.19	Share Purchase Agreement among 4363213 Canada Inc., BCE Inc. and Telesat Canada dated December 16, 2006 (1)
4.20	Space Segment Assignment and Assumption Agreement, dated as of March 1, 2011, by and among Telesat IOM Limited and Loral Space & Communications Inc. (4)
4.21	Gateway Facilities Assignment and Assumption Agreement, dated as of March 1, 2011, by and among Telesat Canada, Loral Space & Communications Inc. and Loral Canadian Gateway Corporation (4)
4.22	Barrett Assignment Agreement, dated as of March 1, 2011, by and among Telesat (IOM) Limited and Loral Space & Communications Inc. (4)
4.23	Guarantee Novation Agreement, dated as of August 3, 2012, by and among Loral Space & Communications Inc., MacDonald, Dettwiler and Associates Ltd. and Telesat Canada (9)
8.1*	List of Subsidiaries
12.1*	Section 302 Certification of Chief Executive Officer
12.2*	Section 302 Certification of Chief Financial Officer
13.1*	Section 906 Certification of Chief Executive Officer
13.2*	Section 906 Certification of Chief Financial Officer

(1)	Incorporated by reference from the Current Report on Form 8-K of Loral Space & Communications Inc. filed on December 21, 2006.
(2)	Incorporated by reference from the Current Report on Form 8-K of Loral Space & Communications Inc. filed on November 2, 2007.
(3)	Incorporated by reference from the Form F-4 of Telesat Canada filed on June 5, 2009.
(4)	Incorporated by reference from the Annual Report on Form 20-F of Telesat Canada filed on March 3, 2011.
(5)	Incorporated by reference from the Current Report on Form 8-K of Loral Space & Communications Inc. filed on June 13, 2011.
(6)	Incorporated by reference from the Report of Foreign Issuer on Form 6-K of Telesat Canada filed on March 29, 2012.
(7)	Incorporated by reference from the Report of Foreign Issuer on Form 6-K of Telesat Canada filed on May 14, 2012.
(8)	Incorporated by reference from the Report of Foreign Issuer on Form 6-K of Telesat Holdings Inc. filed on April 2, 2013.
(9)	Incorporated by reference from the Annual Report on Form 20-F of Telesat Holdings Inc. filed on February 21, 2013.
(10)	Incorporated by reference from the Current Report on Form 8-K of Loral Space & Communications Inc. filed on November 20, 2013.
(11)	Incorporated by reference from the Annual Report on Form 20-F of Telesat Holdings Inc. filed on February 24, 2014.
(12)	Incorporated by reference from the Current Report on Form 8-K of Loral Space & Communications Inc. filed on January 29, 2016.
(13)	Incorporated by reference from the Report of Foreign Issuer on Form 6-K of Telesat Holdings Inc. filed on November 17, 2016.
(14)	Incorporated by reference from the Report of Foreign Issuer on Form 6-K of Telesat Canada (Formerly Telesat Holdings Inc.) filed on February 2, 2017.
*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Telesat Canada

/s/ Daniel S. Goldberg

Name:  Daniel S. Goldberg
Title:   President and Chief Executive Officer

Date: March 2, 2017

Telesat Holdings Inc.

Index To Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Telesat Holdings Inc.

We have audited the accompanying consolidated balance sheets of Telesat Holdings Inc. and subsidiaries (the “Company”) as of December 31, 2016 and 2015, and the related consolidated statements of income (loss), comprehensive income (loss), changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2016. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Telesat Holdings Inc. and subsidiaries as of December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2016, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Deloitte LLP

Chartered Professional Accountants
Licensed Public Accountants
March 1, 2017
Toronto, Canada

Telesat Holdings Inc.

Consolidated Statements of Income (Loss)
For the years ended December 31

(in thousands of Canadian dollars)	Notes	2016	2015	2014
Revenue	6	$930,854	$954,907	$922,871
Operating expenses	7	(174,923)	(184,279)	(187,789)
		755,931	770,628	735,082
Depreciation		(224,773)	(207,835)	(216,496)
Amortization		(27,690)	(27,902)	(30,825)
Other operating losses, net	8	(2,565)	(30)	(304)
Operating income		500,903	534,861	487,457
Interest expense	9	(198,815)	(183,297)	(206,933)
Loss on refinancing	24	(31,850)	—	—
Interest and other income		6,078	4,661	3,056
Gain on changes in fair value of financial instruments		7,877	6,035	48,931
Gain (loss) on foreign exchange		92,613	(540,470)	(241,087)
Income (loss) before tax		376,806	(178,210)	91,424
Tax expense	10	(83,906)	(88,729)	(78,220)
Net income (loss)		$292,900	$(266,939)	$13,204

See accompanying notes to the consolidated financial statements

Telesat Holdings Inc.

Consolidated Statements of Comprehensive Income (Loss)
For the years ended December 31

(in thousands of Canadian dollars)	Notes	2016	2015	2014
Net income (loss)		$292,900	$(266,939)	$13,204
Other comprehensive income (loss)
Items that may be reclassified into profit or loss
Foreign currency translation adjustments		(1,765)	44,740	3,793
Items that will not be reclassified into profit or loss
Actuarial gains (losses) on employee benefit plans	29	5,100	5,225	(23,346)
Tax (expense) recovery		(1,424)	(1,425)	5,777
Other comprehensive income (loss)		1,911	48,540	(13,776)
Total comprehensive income (loss)		$294,811	$(218,399)	$(572)

See accompanying notes to the consolidated financial statements

Telesat Holdings Inc.

Consolidated Statements of Changes in Shareholders' Equity

(in thousands of Canadian dollars)	Notes	Common shares	Preferred shares	Total share capital	Accumulated earnings	Equity-settled employee benefits reserve	Foreign currency translation reserve	Total reserves	Total shareholders' equity
Balance as at January 1, 2014		$340,602	$316,058	$656,660	$456,013	$17,253	$(8,023)	$9,230	$1,121,903
Net income		—	—	—	13,204	—	—	—	13,204
Dividends declared on preferred shares	25	—	—	—	(20)	—	—	—	(20)
Issuance of share capital	25	—	214	214	—	—	—	—	214
Other comprehensive (loss) income, net of tax recovery of $5,777		—	—	—	(17,569)	—	3,793	3,793	(13,776)
Share-based compensation		—	—	—	—	9,643	—	9,643	9,643
Balance as at December 31, 2014		$340,602	$316,272	$656,874	$451,628	$26,896	$(4,230)	$22,666	$1,131,168
Balance as at January 1, 2015		$340,602	$316,272	$656,874	$451,628	$26,896	$(4,230)	$22,666	$1,131,168
Net loss		—	—	—	(266,939)	—	—	—	(266,939)
Dividends declared on preferred shares	25	—	—	—	(10)	—	—	—	(10)
Other comprehensive income, net of tax expense of $1,425		—	—	—	3,800	—	44,740	44,740	48,540
Share-based compensation		—	—	—	—	5,369	—	5,369	5,369
Balance as at December 31, 2015		$340,602	$316,272	$656,874	$188,479	$32,265	$40,510	$72,775	$918,128
Balance as at January 1, 2016		$340,602	$316,272	$656,874	$188,479	$32,265	$40,510	$72,775	$918,128
Net income		—	—	—	292,900	—	—	—	292,900
Dividends declared on preferred shares	25	—	—	—	(10)	—	—	—	(10)
Repurchase of stock options	28	—	—	—	(15,913)	(8,745)	—	(8,745)	(24,658)
Issuance of share capital	25	—	1,861	1,861	(1,269)	(592)	—	(592)	—
Other comprehensive income (loss), net of tax expense of $1,424		—	—	—	3,676	—	(1,765)	(1,765)	1,911
Share-based compensation		—	—	—	—	5,770	—	5,770	5,770
Balance as at December 31, 2016		$340,602	$318,133	$658,735	$467,863	$28,698	$38,745	$67,443	$1,194,041

See accompanying notes to the consolidated financial statements

Telesat Holdings Inc.

Consolidated Balance Sheets

(in thousands of Canadian dollars)	Notes	December 31, 2016	December 31, 2015
Assets
Cash and cash equivalents	30	$782,406	$690,726
Trade and other receivables	11	55,639	50,781
Other current financial assets	12	2,548	1,186
Prepaid expenses and other current assets	13	61,107	17,100
Total current assets		901,700	759,793
Satellites, property and other equipment	6, 16	1,915,411	1,925,265
Deferred tax assets	10	2,844	7,791
Other long-term financial assets	6, 14	35,687	40,362
Other long-term assets	6, 15	3,815	13,438
Intangible assets	6, 17	832,512	811,397
Goodwill	18	2,446,603	2,446,603
Total assets		$6,138,572	$6,004,649
Liabilities
Trade and other payables	19	$44,107	$44,166
Other current financial liabilities	20	58,992	36,425
Other current liabilities	21	80,448	80,637
Current indebtedness	24	21,931	87,386
Total current liabilities		205,478	248,614
Long-term indebtedness	24	3,829,707	3,975,835
Deferred tax liabilities	10	471,233	467,971
Other long-term financial liabilities	22	81,252	94,190
Other long-term liabilities	23	356,861	299,911
Total liabilities		4,944,531	5,086,521
Shareholders' Equity
Share capital	25	658,735	656,874
Accumulated earnings		467,863	188,479
Reserves		67,443	72,775
Total shareholders' equity		1,194,041	918,128
Total liabilities and shareholders' equity		$6,138,572	$6,004,649

See accompanying notes to the consolidated financial statements

Telesat Holdings Inc.

Consolidated Statements of Cash Flows
For the years ended December 31

(in thousands of Canadian dollars)	Notes	2016	2015	2014
				Restated (Note 3)
Cash flows from operating activities
Net income (loss)		$292,900	$(266,939)	$13,204
Adjustments to reconcile net income (loss) to cash flows from operating activities
Depreciation		224,773	207,835	216,496
Amortization		27,690	27,902	30,825
Tax expense	10	83,906	88,729	78,220
Interest expense		198,815	183,297	206,933
Interest income		(6,700)	(4,543)	(2,711)
(Gain) loss on foreign exchange		(92,613)	540,470	241,087
Gain on changes in fair value of financial instruments		(7,877)	(6,035)	(48,931)
Share-based compensation	28	5,770	5,369	9,655
Loss on disposal of assets	8	2,565	30	304
Loss on refinancing	24	31,850	—	—
Other		(36,966)	(40,164)	(50,657)
Income taxes paid, net of income taxes received	30	(120,472)	(155,023)	(80,799)
Interest paid, net of capitalized interest and interest received	30	(152,261)	(161,914)	(192,897)
Repurchase of stock options	28	(24,658)	—	—
Operating assets and liabilities	30	100,637	3,348	(8,707)
Net cash from operating activities		527,359	422,362	412,022
Cash flows used in investing activities
Satellite programs, including capitalized interest		(236,834)	(183,415)	(84,591)
Purchase of property and other equipment		(6,977)	(10,445)	(10,695)
Purchase of intangible assets		(42,285)	(5)	(185)
Proceeds from sale of assets		—	—	311
Net cash used in investing activities		(286,096)	(193,865)	(95,160)
Cash flows used in financing activities
Repayment of indebtedness		(4,008,356)	(73,864)	(70,692)
Proceeds from indebtedness		3,935,576	—	—
Payment of debt issue costs		(58,141)	—	—
Capital lease payments		(30)	—	—
Satellite performance incentive payments		(8,934)	(6,702)	(5,452)
Settlement of derivatives		130	—	(60,824)
Proceeds from exercise of stock options		—	—	202
Dividends paid on preferred shares		(10)	(10)	(20)
Net cash used in financing activities		(139,765)	(80,576)	(136,786)
Effect of changes in exchange rates on cash and cash equivalents		(9,818)	45,449	18,567
Increase in cash and cash equivalents		91,680	193,370	198,643
Cash and cash equivalents, beginning of year		690,726	497,356	298,713
Cash and cash equivalents, end of year	30	$782,406	$690,726	$497,356

See accompanying notes to the consolidated financial statements

Telesat Holdings Inc.

Notes to the 2016 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

1. BACKGROUND OF THE COMPANY

Telesat Holdings Inc. (the “Company” or “Telesat”) is a Canadian corporation. Telesat is a leading global satellite operator providing reliable and secure satellite-delivered communication solutions worldwide to broadcast, telecom, corporate and government customers. The fleet today consists of 15 satellites and the Canadian payload on ViaSat-1 with two other geostationary satellites under construction. In addition, the Company has two prototype Ka-band satellites under construction to support the development of the planned global low earth orbit (“LEO”) constellation. Telesat also manages the operations of additional satellites for third parties. Telesat is headquartered in Ottawa at 1601 Telesat Court, Ontario, Canada, K1B 5P4, with offices and facilities around the world.

Effective January 1, 2017, Telesat completed a corporate reorganization pursuant to which Telesat Holdings Inc. amalgamated with Telesat Interco Inc. and immediately thereafter the newly amalgamated company amalgamated with Telesat Canada. The continuing entity, existing under the laws of Canada, is named Telesat Canada.

As at December 31, 2016, Loral Space and Communications Inc. (“Loral”) and Canada’s Public Sector Pension Investment Board (“PSP Investments”) indirectly held economic interests in Telesat of approximately 63% and 36%, respectively, with the remaining economic interest held by various individuals. Loral indirectly held a voting interest of 33% on all matters including the election of directors. PSP Investments indirectly held a voting interest of 67% on all matters except for the election of directors, and a 29% voting interest for the election of directors. The remaining voting interest of 38% for the election of directors is held by shareholders of the Company’s Director Voting Preferred Shares.

Unless the context states or requires otherwise, references herein to the “financial statements” or similar terms refer to the audited consolidated financial statements of Telesat Holdings Inc.

On March 1, 2017, these financial statements were approved by the Audit Committee of the Board of Directors and authorized for issue.

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

Telesat Holdings Inc.

Notes to the 2016 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

3. CHANGES IN ACCOUNTING POLICIES

IAS 1, Presentation of the Consolidated Statements of Cash Flows

In 2015, the Company changed its presentation of the loss on foreign exchange on the consolidated statements of cash flows. The total loss on foreign exchange has been included as an adjustment to reconcile net income to cash flows from operating activities and the realized portion of the loss on foreign exchange has been included in the respective component of cash flows from operating assets and liabilities and in the effect of changes in exchange rates on cash and cash equivalents.

The change has resulted in the following reclassifications on the consolidated statements of cash flows for the year ended December 31, 2014.

Net cash from operating activities	$(177)
Effect of changes in exchange rates on cash and cash equivalents	$177

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

Foreign Currency Translation

Unless otherwise specified, all figures reported in the consolidated financial statements and associated note disclosures are presented in Canadian dollars, which is the functional and presentation currency of the Company. Each of the subsidiaries of the Company determines its own functional currency and uses that currency to measure items on their separate financial statements.

For the Company’s non-foreign operations, foreign currency non-monetary assets and liabilities are translated at their historical exchange rates, foreign currency monetary assets and liabilities are translated at the year end exchange rates, and foreign denominated revenue and expenses are translated at the average exchange rates of the month in which the transactions occurred. Gains or losses on translation of these items are recognized as a component of net income (loss).

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

Telesat Holdings Inc.

Notes to the 2016 Consolidated Financial Statements
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

Deferred Revenue

Deferred revenue represents the Company’s liability for the provision of future services and is classified on the balance sheet in other current and other long-term liabilities. Deferred revenue consists of remuneration received in advance of the provision of service and in the majority of instances is recognized in income on a straight-line basis over the term of the related customer contracts. In the case of certain deferred revenue for short-term services, balances are recognized into income upon the completion or percentage completion of the related contract.

Inventory

Inventories are valued at the lower of cost and net realizable value and consist of finished goods and work in process. Cost for substantially all network equipment inventories is determined on a weighted average cost basis. Cost for work in process and certain one-of-a-kind finished goods is determined using the specific identification method.

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

Telesat Holdings Inc.

Notes to the 2016 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

4. SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Depreciation is calculated using the straight-line method over the respective estimated useful lives of the assets.

Below are the estimated useful lives in years of satellites, property and other equipment as at December 31, 2016.

Years
Satellites	12 to 15
Property and other equipment	3 to 30

Construction in progress is not depreciated as depreciation only commences when the asset is ready for its intended use. For satellites, depreciation commences on the day the satellite becomes available for service.

The investment in each satellite will be removed from the accounts when the satellite is retired. When other property is retired from operations at the end of its useful life, the cost of the asset and accumulated depreciation are removed from the accounts. Earnings are credited with the amount of any net salvage value and charged with any net cost of removal. When an asset is sold prior to the end of its useful life, the gain or loss is recognized immediately in other operating losses, net.

In the event of an unsuccessful launch or total in-orbit satellite failure, all unamortized costs that are not recoverable under launch or in-orbit insurance are recorded in other operating losses, net.

Liabilities related to decommissioning and restoration of retiring property and other equipment are measured at fair value with a corresponding increase to the carrying amount of the related asset. The liability is accreted over the period of expected cash flows with a corresponding charge to interest expense. The liabilities recorded to date have not been significant and are reassessed at the end of each reporting period. There are no decommissioning or restoration obligations for satellites.

Satellite Performance Incentive Payments

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

The fair value less costs of disposal is the price that would be received to sell an asset or CGU in an orderly transaction between market participants at the measurement date. For the impairment assessment, the fair value is calculated on a recurring basis and is calculated using level 3 of the fair value hierarchy.

Telesat Holdings Inc.

Notes to the 2016 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

4. SIGNIFICANT ACCOUNTING POLICIES  – (continued)

An impairment loss is the amount by which the carrying amount of an asset or CGU exceeds its recoverable amount. When an impairment loss subsequently reverses, the carrying amount of the asset (or a CGU) is increased to the revised measure of its recoverable amount, so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or CGU) in prior years. Impairment losses and reversals of impairment losses are recognized in other operating losses, net.

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

The Company distinguishes intangible assets between assets with finite and indefinite useful lives. Intangible assets with indefinite useful lives are comprised of the Company’s trade name, intellectual property, and orbital slots. These assets are carried at cost less any accumulated impairment losses. Finite life intangible assets, which are carried at cost less accumulated amortization and any accumulated impairment losses, consist of revenue backlog, customer relationships, customer contracts, concession rights, transponder rights and patents. Intangible assets with finite lives are amortized over their estimated useful lives using the straight-line method of amortization, except for revenue backlog which is based on the expected period of recognition of the related revenue.

Below are the estimated useful lives in years of the finite life intangible assets as at December 31, 2016.

Years
Revenue backlog	12 to 17
Customer relationships	6 to 21
Customer contracts	5 to 15
Concession rights	1 to 15
Transponder rights	17
Patents	18

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

Telesat Holdings Inc.

Notes to the 2016 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

4. SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Orbital Slots

In performing the orbital slot impairment analysis, the Company determines, for each orbital slot, its fair value less costs of disposal, and its value in use on an annual basis. The higher of these two amounts is determined to be the recoverable amount. To the extent that the recoverable amount is less than the carrying value of the asset, an impairment exists and the asset is written down to its recoverable amount.

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

Telesat Holdings Inc.

Notes to the 2016 Consolidated Financial Statements
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

Intellectual Property

In performing the intellectual property impairment analysis, the Company determines its fair value less costs of disposal on an annual basis.

Fair value less costs of disposal is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. In order to determine the fair value less costs of disposal, the Company uses a market approach. Under a market approach, the Company measures what an independent third party would pay to purchase the intellectual property.

Financial Instruments

The Company has used derivative financial instruments to manage its exposure to foreign exchange risk associated with debt denominated in foreign currencies, as well as to reduce its exposure to interest rate risk associated with debt. Currently, the Company does not designate any of its derivative financial instruments as hedging instruments for accounting purposes. All realized and unrealized gains and losses on these derivative financial instruments are recorded in the consolidated statement of income (loss) as part of gain on changes in fair value of financial instruments.

Financial assets and financial liabilities that are classified as held-for-trading (“HFT”) are measured at fair value. The unrealized gains and losses relating to HFT assets and liabilities are recorded in the consolidated statement of income (loss) in the gain on changes in fair value of financial instruments. Loans and receivables and other liabilities are recorded at amortized cost in accordance with the effective interest method.

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

Financing Costs

The debt issuance costs related to the Senior Secured Credit Facility and the Senior Notes (and former senior secured credit facility and 6.0% Senior Notes) are included in current and long-term indebtedness and are amortized to interest expense using the effective interest method. All other debt issuance costs are accounted for as short-term and long-term deferred charges and are included in prepaid expenses and other

Telesat Holdings Inc.

Notes to the 2016 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

4. SIGNIFICANT ACCOUNTING POLICIES  – (continued)

current assets and other long-term assets. The deferred charges are amortized to interest expense on a straight-line basis over the term of the indebtedness to which they relate.

Employee Benefit Plans

Telesat maintains one contributory and three non-contributory defined benefit pension plans which provide benefits based on length of service and rate of pay. Two of these defined-benefit plans were closed to new members in 2013. Telesat is responsible for adequately funding the defined benefit pension plans. Contributions are made based on actuarial cost methods that are permitted by pension regulatory bodies and reflect assumptions about future investment returns, salary projections and future service benefits. Telesat also provides other post-employment and retirement benefits, including health care and life insurance benefits on retirement and various disability plans, worker’s compensation and medical benefits to former or inactive employees, their beneficiaries and covered dependents, after employment but before retirement, under certain circumstances. In addition, Telesat provides defined contribution pension plans, under certain circumstances, for employees who are not eligible for the defined benefit pension plans. Costs for defined contribution pension plans are recognized as an expense during the year in which the employees have rendered service entitling them to the Company’s contribution.

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

Pension plan assets are valued at fair value. The discount rate is based on the market interest rate of high quality bonds and is consistent with guidance described by the Canadian Institute of Actuaries in an Educational note dated September 2011 and as adjusted by the Update on the Accounting Discount Rate Assumption for Pension and Post-employment Benefit Plans published in November 2016 by the Canadian Institute of Actuaries. Past service costs arising from plan amendments are recognized immediately to the extent that the benefits are already vested, and otherwise are amortized on a straight-line basis over the average remaining vesting period. A valuation is performed at least every three years to determine the present value of the accrued pension and other retirement benefits.

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

The pension expense for 2016 was determined based on membership data as at December 31, 2014. The accrued benefit obligation as at December 31, 2016 was determined based on the membership data as at December 31, 2015, and extrapolated one year based on December 31, 2016 assumptions. For certain Canadian post-retirement benefits, the expense for 2016 was based on membership and eligibility data as at September 30, 2015. For certain American post-retirement benefits, the expense for 2016 was based on membership and eligibility data as at January 1, 2016. The accrued benefit obligation as at December 31, 2016 was determined based on membership data as at January 1, 2016, and extrapolated, based on December 31, 2016 assumptions. The most recent valuation of the pension plans for funding purposes was as

Telesat Holdings Inc.

Notes to the 2016 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

4. SIGNIFICANT ACCOUNTING POLICIES  – (continued)

of January 1, 2016. The next required valuation for the employee pension plan is as of January 1, 2017 while the pension plan for designated employees is due as of January 1, 2019. Valuations will be performed for both pension plans as of January 1, 2017.

Telesat also provides health care and life insurance benefits for certain retired employees. These benefits are funded primarily on a pay-as-you-go basis, with the retiree paying a portion of the cost through contributions, deductibles and co-insurance provisions. Commencing in 2015, as a result of an amendment to one of the plans, Telesat has contributed to a health reimbursement account instead of providing the health care and life insurance benefits directly to certain retired employees.

Share-Based Compensation Plan

The Company offers an equity-settled share-based compensation plan for certain key employees under which it receives services from employees in exchange for equity instruments of the Company. The expense is based on the fair value of the awards granted using the Black-Scholes option pricing model. The expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are satisfied, with a corresponding increase in equity. For awards with graded vesting, the fair value of each tranche is recognized over the respective vesting period.

Income Taxes

Income tax expense, comprised of current and deferred income tax, is recognized in income except to the extent it relates to items recognized in other comprehensive income (loss) or equity, in which case the income tax expense is recognized in other comprehensive income (loss) or equity, respectively.

Current income tax is measured at the amount expected to be paid to the taxation authorities, net of recoveries, based on the tax rates and laws enacted or substantively enacted as at the balance sheet date.

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

Telesat Holdings Inc.

Notes to the 2016 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

4. SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Future Changes in Accounting Policies

The IASB periodically issues new and amended accounting standards. The new and amended standards determined to be applicable to the Company are disclosed below. The remaining new and amended standards have been excluded as they are not applicable.

Revenue

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) was issued by the IASB in May 2014, and will replace IAS 18, Revenue, IAS 11, Construction Contracts, and related interpretations on revenue. IFRS 15 sets out the requirements for recognizing revenue that apply to all contracts with customers, except for contracts that are within the scope of the standards on leases, insurance contracts and financial instruments. IFRS 15 uses a control based approach to recognize revenue which is a change from the risk and reward approach under the current revenue standard. Companies can elect to use either a full or modified retrospective approach when adopting this standard which is effective for annual periods beginning on or after January 1, 2018. The Company is currently evaluating the impact of IFRS 15 on its consolidated financial statements.

Financial instruments

IFRS 9, Financial Instruments (“IFRS 9”) was issued by the IASB in July 2014, and will replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Impairments of financial assets are determined using a single impairment model that requires entities to recognize expected credit losses without requiring a triggering event to occur. Financial liabilities are measured using one of three measurement approaches (fair value through profit or loss (“FVTPL”), fair value through other comprehensive income (“FVTOCI”), or amortized cost). Financial liabilities that are held-for-trading are measured at FVTPL, financial liabilities that are considered available for sale are measured at FVTOCI unless the FVTPL option is elected, while all other financial liabilities are measured at amortized cost unless the fair value option is elected. The treatment of embedded derivatives under the new standard is consistent with IAS 39.

This standard is effective for annual periods beginning on or after January 1, 2018. The Company is currently evaluating the impact of IFRS 9 on its consolidated financial statements.

Leases

IFRS 16, Leases (“IFRS 16”) was issued by the IASB in January 2016, and will replace IAS 17, Leases and related interpretations on leases. IFRS 16 will require a lessee to recognize a right-of-use asset and lease liability for all leases with a term of more than 12 months. The standard will also require that the depreciation of the lease assets be recorded separately from the interest on the lease liabilities in the statement of income. For lessors, IFRS 16 substantially carries forward the requirements of IAS 17. IFRS 16 also aligns the definition of a lease with the control based approach in IFRS 15.

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

Statement of cash flows

In January 2016, an amendment was issued by the IASB to IAS 7, Statement of Cash Flows. This amendment will require disclosure of the cause of the changes in liabilities arising from financing activities,

Telesat Holdings Inc.

Notes to the 2016 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

4. SIGNIFICANT ACCOUNTING POLICIES  – (continued)

including changes arising from cash flows as well as non-cash changes. This amendment is effective for annual periods beginning on or after January 1, 2017. The Company is currently evaluating the impact of this amendment on its consolidated financial statements.

Share-based payments

In June 2016, amendments were issued by the IASB for IFRS 2, Share-based Payments. These amendments clarify the accounting treatment and disclosure requirements for certain types of share-based payment transactions, including cash settled share-based payment transactions, share-based payment transactions with a net settlement feature for withholding tax obligations, as well as modifications of share-based payment transactions from cash settled to equity settled. These amendments are effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently evaluating the impact of these amendments on its consolidated financial statements.

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

Uncertain income tax positions

The Company operates in numerous jurisdictions and is subject to country-specific tax laws. Management uses significant judgment when determining the worldwide provision for tax, and estimates provisions for uncertain tax positions as the amounts expected to be paid based on a qualitative assessment of all relevant factors. In the assessment, management considers risk with respect to tax matters under active discussion, audit, dispute or appeal with tax authorities, or which are otherwise considered to involve uncertainty. Management reviews the provisions as at each balance sheet date.

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

Critical accounting estimates and assumptions

The Company makes accounting estimates and assumptions that affect the carrying value of assets and liabilities, reported net income (loss) and disclosure of contingent assets and liabilities. Estimates and assumptions are based on historical experience, current events and other relevant factors, therefore, actual results may differ and differences could be material.

The accounting estimates and assumptions critical to the determination of the amounts reported in the financial statements were as follows:

Derivative financial instruments measured at fair value

Derivative financial assets and liabilities measured at fair value were $14.9 million and $14.7 million, respectively, as at December 31, 2016 (December 31, 2015 — $20.2 million and $11.4 million, respectively).

Telesat Holdings Inc.

Notes to the 2016 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

5. CRITICAL ACCOUNTING JUDGMENTS AND ESTIMATES  – (continued)

Quoted market values are unavailable for the Company’s financial instruments and, in the absence of an active market, the Company determines fair value for financial instruments based on prevailing market rates (bid and ask prices, as appropriate) for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market-based inputs. The determination of fair value is significantly impacted by the assumptions used for the amount and timing of estimated future cash flows and discount rates. As a result, the fair value of financial assets and liabilities and the amount of gain on changes in fair value of financial instruments recorded to net income (loss) could vary.

Impairment of goodwill

Goodwill represented $2,446.6 million of total assets as at December 31, 2016 and 2015. Determining whether goodwill is impaired requires an estimation of the Company’s value which requires management to estimate the future cash flows expected to arise from operations and to make assumptions regarding economic factors, tax rates and annual growth rates. Actual operating results and the related cash flows of the Company could differ from the estimates used for the impairment analysis.

Impairment of intangible assets

Intangible assets represented $832.5 million of total assets as at December 31, 2016 (December 31, 2015 — $811.4 million). Impairment of intangible assets is tested annually or more frequently if indicators of impairment or reversal of a prior impairment loss exist. The impairment analysis requires the Company to estimate the future cash flows expected to arise from operations and to make assumptions regarding economic factors, discount rates, tax rates and annual growth rates. Significant judgments are made in establishing these assumptions. Actual operating results and the related cash flows of the Company could differ from the estimates used for the impairment analysis.

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

Telesat Holdings Inc.

Notes to the 2016 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

6. SEGMENT INFORMATION  – (continued)

•	Enterprise — Telecommunication carrier and integrator, government, consumer broadband, resource, maritime and aeronautical, retail and satellite operator services.
•	Consulting and other — Consulting services related to space and earth segments, government studies, satellite control services, and research and development.

Revenue derived from the above services were as follows:

Years ended December 31,	2016	2015	2014
Broadcast	$486,434	$492,633	$468,207
Enterprise	420,138	434,555	430,217
Consulting and other	24,282	27,719	24,447
Revenue	$930,854	$954,907	$922,871

Geographic Information

Revenue by geographic regions was based on the point of origin of the revenue, which was the destination of the billing invoice, and was allocated as follows:

Years ended December 31,	2016	2015	2014
Canada	$426,193	$431,005	$435,761
United States	319,473	322,679	294,977
Latin America & Caribbean	83,244	88,794	83,024
Europe, Middle East & Africa	64,624	84,877	83,591
Asia & Australia	37,320	27,552	25,518
Revenue	$930,854	$954,907	$922,871

The Company’s satellites are in geosynchronous orbit. For disclosure purposes, the satellites, and the intangible assets have been classified based on ownership. Satellites, property and other equipment, and intangible assets by geographic regions were allocated as follows with the comparative figures being restated to conform with the geographic regions disclosed in the current year:

As at December 31,	2016	2015
Canada	$1,152,337	$1,310,943
Europe, Middle East & Africa	620,219	448,699
United States	139,064	162,269
All others	3,791	3,354
Satellites, property and other equipment	$1,915,411	$1,925,265

As at December 31,	2016	2015
Canada	$744,150	$755,380
United States	42,471	44,315
Latin America & Caribbean	35,736	674
All others	10,155	11,028
Intangible assets	$832,512	$811,397

Telesat Holdings Inc.

Notes to the 2016 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

6. SEGMENT INFORMATION  – (continued)

Other long-term financial assets and other long-term assets by geographic regions were allocated as follows with the comparative figures being restated to conform with the geographic regions disclosed in the current year:

As at December 31,	2016	2015
Canada	$25,176	$33,005
Europe, Middle East & Africa	8,764	5,536
All others	1,747	1,821
Other long-term financial assets	$35,687	$40,362

As at December 31	2016	2015
Canada	$3,372	$12,775
Europe, Middle East & Africa	443	645
All others	—	18
Other long-term assets	$3,815	$13,438

Goodwill was not allocated to geographic regions.

Major Customers

For the years ended December 31, 2016, 2015 and 2014, there were three significant customers each representing more than 10% of consolidated revenue.

7. OPERATING EXPENSES

Years ended December 31,	2016	2015	2014
Compensation and employee benefits(a)	$71,841	$65,819	$69,723
Other operating expenses(b)	39,359	41,947	42,555
Cost of sales(c)	63,723	76,513	75,511
Operating expenses	$174,923	$184,279	$187,789
(a)	Compensation and employee benefits included salaries, bonuses, commissions, post-employment benefits and charges arising from share-based compensation.
(b)	Other operating expenses included general and administrative expenses, marketing expenses, in-orbit insurance expenses, professional fees and facility costs.
(c)	Cost of sales included the cost of third-party satellite capacity, the cost of equipment sales and other costs directly attributable to fulfilling the Company’s obligations under customer contracts.

8. OTHER OPERATING LOSSES, NET

Other operating losses, net were related to loss on disposal of assets for the years ended December 31, 2016, 2015 and 2014.

9. INTEREST EXPENSE

Years ended December 31,	2016	2015	2014
Interest on indebtedness	$195,523	$182,506	$167,051
Interest on derivative instruments	2,303	3,721	38,851
Interest on satellite performance incentive payments	5,548	4,362	4,117
Interest on employee benefit plans (Note 29)	1,733	1,976	1,344
Capitalized interest (Note 16)	(6,292)	(9,268)	(4,430)
Interest expense	$198,815	$183,297	$206,933

Telesat Holdings Inc.

Notes to the 2016 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

10. INCOME TAXES

Years ended December 31,	2016	2015	2014
Current tax expense	$75,634	$111,579	$103,388
Deferred tax expense (recovery)	8,272	(22,850)	(25,168)
Tax expense	$83,906	$88,729	$78,220

A reconciliation of the statutory income tax rate, which is a composite of Canadian federal and provincial rates, to the effective income tax rate was as follows:

Year ended December 31,	2016	2015	2014
Income (loss) before tax	$376,806	$(178,210)	$91,424
Multiplied by the statutory income tax rates	26.61%	26.53%	26.52%
	100,268	(47,279)	24,246
Income tax recorded at rates different from the Canadian tax rate	(6,410)	1,887	1,704
Permanent differences	15,594	62,025	32,167
Effect on deferred tax balances due to changes in income tax rates	(140)	1,554	—
Effect of temporary differences not recognized as deferred tax assets	(27,286)	76,009	23,556
Previously unrecognized tax losses and credits	—	(4,392)	(2,425)
Reversal of tax reserve	—	—	(708)
Other	1,880	(1,075)	(320)
Tax expense	$83,906	$88,729	$78,220
Effective income tax rate	22.27%	(49.79)%	85.56%

The tax effects of temporary differences between the carrying amounts of assets and liabilities for accounting purposes and the amounts used for tax purposes are presented below:

As at December 31,	2016	2015
Deferred tax assets
Foreign tax credits	$11,447	$9,933
Minimum tax credits	1,462	1,185
Financing charges	9,349	5,540
Unrealized foreign exchange losses	—	23,709
Loss carry forwards	23,873	19,130
Employee benefits	10,084	11,710
Other	250	771
Total deferred tax assets	$56,465	$71,978
Deferred tax liabilities
Capital assets	$(271,442)	$(289,988)
Intangibles	(238,908)	(237,942)
Finance charges	(9,943)	(4,228)
Unrealized foreign exchange gains	(2,327)	—
Deferred revenue	(2,234)	—
Total deferred tax liabilities	$(524,854)	$(532,158)
Deferred tax liabilities, net	$(468,389)	$(460,180)

Telesat Holdings Inc.

Notes to the 2016 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

10. INCOME TAXES  – (continued)

Deferred tax assets of $2.8 million (December 31, 2015 — $7.8 million) on the balance sheet relate to the Brazil and United Kingdom tax jurisdictions (December 31, 2015 — U.S. and United Kingdom tax jurisdictions).

Losses and tax credits

Foreign tax credit

The Company has $12.3 million of foreign tax credits which may only be used to offset taxes payable. The deferred tax assets not recognized in respect of these credits was $0.8 million. These credits will begin to expire in 2017.

Loss carry forwards

The Company has generated net $788.9 million of Canadian capital losses during the year, mostly from the repayment of the U.S. dollar denominated indebtedness. Of these losses, $153.5 million are being carried back to a prior year to be applied against capital gains. The remaining losses can be carried forward indefinitely, but represent unrecognized deductible temporary differences as it is not more likely than not that they will be realized.

The Company has U.S. tax losses carried forward of $5.3 million which will expire between 2030 and 2035, and Brazil tax losses carried forward of $6.3 million. The Company also has tax losses in the United Kingdom of $110.5 million, principally related to accelerated asset depreciation, that can be carried forward indefinitely.

Investments in subsidiaries

As at December 31, 2016, the Company had temporary differences of $0.7 million associated with investments in subsidiaries for which no deferred tax liabilities have been recognized, as the Company is able to control the timing of the reversal of these temporary differences and it is not probable that these differences will reverse in the foreseeable future.

11. TRADE AND OTHER RECEIVABLES

As at December 31,	2016	2015
Trade receivables	$51,480	$48,544
Trade receivables due from related parties (Note 33)	77	119
Less: Allowance for doubtful accounts	(3,514)	(3,779)
Net trade receivables	48,043	44,884
Other receivables	7,847	5,897
Other receivables due from related parties (Note 33)	(251)	—
Trade and other receivables	$55,639	$50,781

Allowance for doubtful accounts

The movement in the allowance for doubtful accounts was as follows:

Years ended December 31,	2016	2015
Allowance for doubtful accounts, beginning of year	$3,779	$3,977
Provisions (reversals) for impaired receivables	201	(13)
Receivables written off	(628)	(80)
Impact of foreign exchange	162	(105)
Allowance for doubtful accounts, end of year	$3,514	$3,779

Telesat Holdings Inc.

Notes to the 2016 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

12. OTHER CURRENT FINANCIAL ASSETS

As at December 31,	2016	2015
Security deposits	$2,548	$1,186
Other current financial assets	$2,548	$1,186

13. PREPAID EXPENSES AND OTHER CURRENT ASSETS

As at December 31,	2016	2015
Prepaid expenses(a)	$4,534	$10,536
Income tax recoverable	51,799	188
Inventory(b)	3,917	5,933
Deferred charges(c)	603	301
Other	254	142
Prepaid expenses and other current assets	$61,107	$17,100
(a)	Prepaid expenses were primarily comprised of prepaid satellite in-orbit insurance, prepaid interest on long-term indebtedness and prepaid license fees.
(b)	As at December 31, 2016, inventory consisted of $0.6 million of finished goods (December 31, 2015 — $4.7 million) and $3.3 million of work in process (December 31, 2015 — $1.2 million). During the year, $9.8 million was recognized as cost of equipment sales and recorded as an operating expense (December 31, 2015 — $13.1 million, December 31, 2014 — $15.5 million).
(c)	Deferred charges included deferred financing charges relating to the current and former Revolving Credit Facilities.

14. OTHER LONG-TERM FINANCIAL ASSETS

As at December 31,	2016	2015
Long-term receivables	$14,453	$13,672
Security deposits	6,303	6,455
Derivative assets (Note 27)	14,931	20,235
Other long-term financial assets	$35,687	$40,362

15. OTHER LONG-TERM ASSETS

As at December 31,	2016	2015
Prepaid expenses	$645	$736
Deferred charges	1,512	71
Income tax recoverable	1,356	12,329
Other	302	302
Other long-term assets	$3,815	$13,438

Telesat Holdings Inc.

Notes to the 2016 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

16. SATELLITES, PROPERTY AND OTHER EQUIPMENT

	Satellites	Property and other equipment	Assets under construction	Total
Cost as at January 1, 2015	$2,848,929	$223,170	$151,491	$3,223,590
Additions	—	1,519	227,885	229,404
Disposals/retirements	—	(2,170)	—	(2,170)
Reclassifications and transfers from assets under construction	315,863	9,155	(325,018)	—
Impact of foreign exchange	48,789	2,001	(6,301)	44,489
Cost as at December 31, 2015 and January 1, 2016	$3,213,581	$233,675	$48,057	$3,495,313
Additions	—	1,736	227,222	228,958
Disposals/retirements	—	(12,100)	—	(12,100)
Reclassifications and transfers from assets under construction	—	6,130	(6,130)	—
Impact of foreign exchange	(10,478)	(233)	1,619	(9,092)
Cost as at December 31, 2016	$3,203,103	229,208	270,768	3,703,079
Accumulated depreciation and impairment as at January 1, 2015	$(1,247,121)	$(115,454)	$—	$(1,362,575)
Depreciation	(191,743)	(16,092)	—	(207,835)
Disposals/retirements	—	2,140	—	2,140
Impact of foreign exchange	(131)	(1,647)	—	(1,778)
Accumulated depreciation and impairment as at December 31, 2015 and January 1, 2016	$(1,438,995)	$(131,053)	$—	$(1,570,048)
Depreciation	(209,804)	(14,969)	—	(224,773)
Disposals/retirements	—	9,535	—	9,535
Impact of foreign exchange	(2,522)	140	—	(2,382)
Accumulated depreciation and impairment as at December 31, 2016	$(1,651,321)	$(136,347)	$—	$(1,787,668)
Net carrying values
As at December 31, 2015	$1,774,586	$102,622	$48,057	$1,925,265
As at December 31, 2016	$1,551,782	$92,861	$270,768	$1,915,411

Substantially all of the Company’s satellites, property and other equipment have been pledged as security as a requirement of the Company’s Senior Secured Credit Facilities as at December 31, 2016 (December 31, 2015 — pledged as security as a requirement of the Company’s former senior secured credit facilities) (Note 24).

Borrowing costs

Borrowing costs of $6.3 million were capitalized for the year ended December 31, 2016 (December 31, 2015 — $9.3 million, December 31, 2014 — $4.4 million). The average capitalization rate was 5% (5% in 2015 and 6% in 2014), representing the Company’s weighted average cost of debt.

Impairment

No impairment was recognized for the years ended December 31, 2016, 2015 and 2014.

Telesat Holdings Inc.

Notes to the 2016 Consolidated Financial Statements
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

17. INTANGIBLE ASSETS

The intangible assets are split between assets with finite and indefinite lives.

The indefinite life intangible assets are summarized below.

	Orbital slots	Trade name	Intellectual property	Total indefinite life intangibles
Cost as at January 1, 2015	$603,846	$17,000	$—	$620,846
Additions	—	—	—	—
Disposals/retirements	—	—	—	—
Impact of foreign exchange	6,765	—	—	6,765
Cost as at December 31, 2015 and January 1, 2016	$610,611	$17,000	$—	$627,611
Additions	—	—	13,161	13,161
Disposals/retirements	—	—	—	—
Impact of foreign exchange	(1,214)	—	—	(1,214)
Cost as at December 31, 2016	$609,397	$17,000	$13,161	$639,558
Accumulated impairment as at January 1, 2015	$(1,100)	$—	$—	$(1,100)
Impairment	—	—	—	—
Accumulated impairment as at December 31, 2015 and January 1, 2016	$(1,100)	$—	$—	$(1,100)
Impairment	—	—	—	—
Accumulated impairment as at December 31, 2016	$(1,100)	$—	$—	$(1,100)
Net carrying values
As at December 31, 2015	$609,511	$17,000	$—	$626,511
As at December 31, 2016	$608,297	$17,000	$13,161	$638,458

Telesat Holdings Inc.

Notes to the 2016 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

17. INTANGIBLE ASSETS  – (continued)

The finite life intangible assets are summarized below with the 2015 figures being restated to conform to the categories disclosed in the current year.

	Revenue backlog	Customer relationships	Customer contracts	Transponder rights	Concession rights	Other	Total finite life intangibles
Cost as at January 1, 2015	$246,559	$198,427	$12,858	$16,718	$1,404	$59	$476,025
Additions	—	1,285	10,284	—	5	—	11,574
Disposals/retirements	(1,236)	(1,710)	—	—	—	—	(2,946)
Impact of foreign exchange	666	805	—	—	(255)	—	1,216
Cost as at December 31, 2015 and January 1, 2016	$245,989	$198,807	$23,142	$16,718	$1,154	$59	$485,869
Additions	—	—	—	—	31,479	—	31,479
Disposals/retirements	(9,974)	—	—	—	—	—	(9,974)
Impact of foreign exchange	(119)	(155)	—	—	5,942	—	5,668
Cost as at December 31, 2016	$235,896	$198,652	$23,142	$16,718	$38,575	$59	$513,042
Accumulated amortization and impairment as at January 1, 2015	$(176,622)	$(87,182)	$(2,739)	$(8,168)	$(464)	$(24)	$(275,199)
Amortization	(14,303)	(11,636)	(876)	(925)	(159)	(3)	(27,902)
Disposals/retirements	1,236	1,710	—	—	—	—	2,946
Impact of foreign exchange	(657)	(314)	—	—	143	—	(828)
Accumulated amortization and impairment as at December 31, 2015 and January 1, 2016	$(190,346)	$(97,422)	$(3,615)	$(9,093)	$(480)	$(27)	$(300,983)
Amortization	(10,647)	(11,437)	(2,720)	(924)	(1,959)	(3)	(27,690)
Disposals/retirements	9,974	—	—	—	—	—	9,974
Impact of foreign exchange	102	9	—	—	(400)	—	(289)
Accumulated amortization and impairment as at December 31, 2016	$(190,917)	$(108,850)	$(6,335)	$(10,017)	$(2,839)	$(30)	$(318,988)
Net carrying values
As at December 31, 2015	$55,643	$101,385	$19,527	$7,625	$674	$32	$184,886
As at December 31, 2016	$44,979	$89,802	$16,807	$6,701	$35,736	$29	$194,054

The total combined indefinite and finite life intangible assets are summarized below.

	As at December 31, 2016			As at December 31, 2015
	Cost	Accumulated amortization and impairment	Net carrying value	Cost	Accumulated amortization and impairment	Net carrying value
Indefinite life intangibles	$639,558	$(1,100)	$638,458	$627,611	$(1,100)	$626,511
Finite life intangibles	513,042	(318,988)	194,054	485,869	(300,983)	184,886
Total intangibles	$1,152,600	$(320,088)	$832,512	$1,113,480	$(302,083)	$811,397

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

Telesat Holdings Inc.

Notes to the 2016 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

17. INTANGIBLE ASSETS  – (continued)

The Company’s trade name has a long and established history, a strong reputation and has been synonymous with quality and growth within the satellite industry. It has been assigned an indefinite life because of expected ongoing future use.

The Company’s intellectual property relates to development relating to its planned LEO constellation. It has been assigned an indefinite life because of anticipated ongoing future use.

The following are the remaining useful lives of the intangible assets:

Years
Revenue backlog	3 to 8
Customer relationships	2 to 12
Customer contracts	4 to 10
Transponder rights	8
Concession rights	1 to 14
Patent	9

All of the Company’s intangible assets have been pledged as security as a requirement of the Company’s Senior Secured Credit Facilities as at December 31, 2016 (December 31, 2015 — pledged as security as a requirement of the Company’s former senior secured credit facilities) (Note 24).

Impairment

Finite life intangible assets are assessed for impairment at the Company’s CGU level. Indefinite life intangible assets are tested for impairment at the individual asset level. The annual impairment tests for these assets were performed in the fourth quarters of 2016, 2015 and 2014 in accordance with the policy described in Note 4.

No impairment loss was recognized in the years ended December 31, 2016, 2015 and 2014.

The recoverable amount, for indefinite life intangible assets valued using the income approach, which is equal to the fair value less costs of disposal, was calculated using the following assumptions:

	2016	2015	2014
Discount rate	10.25% to 10.75%	10.0%	10.0%

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

Telesat Holdings Inc.

Notes to the 2016 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

18. GOODWILL

The Company carries goodwill at its cost of $2,446.6 million with no accumulated impairment losses since acquisition.

Impairment

Goodwill is tested for impairment at the entity level because that represents the lowest level at which goodwill supports the Company’s operations and is monitored internally. The annual impairment test on goodwill was performed in the fourth quarters of 2016, 2015, and 2014 in accordance with the policy described in Note 4. The Company’s recoverable amount exceeded the carrying value therefore, no impairment was recognized. The most significant assumptions used in the impairment test were as follows:

	2016	2015	2014
Discount rate	10.75%	10.0%	10.0%
Terminal year growth rate	2.0%	2.5%	3.0%

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

19. TRADE AND OTHER PAYABLES

As at December 31,	2016	2015
Trade payables	$2,502	$2,821
Other payables and accrued liabilities(a)	41,605	40,816
Other payables and accrued liabilities due to related parties (Note 33)	—	529
Trade and other payables	$44,107	$44,166
(a)	Other payables and accrued liabilities included payables that are not trade in nature as well as various operating and capital accruals.

20. OTHER CURRENT FINANCIAL LIABILITIES

As at December 31,	2016	2015
Derivative liabilities (Note 27)	$761	$6,510
Security deposits	2,664	2,880
Satellite performance incentive payments	10,031	11,011
Interest payable(a)	28,235	11,084
Tax indemnification payable	10,973	—
Other	6,328	4,940
Other current financial liabilities	$58,992	$36,425
(a)	Interest payable included interest payable on indebtedness, satellite performance incentive payments, and other current financial liabilities.

Telesat Holdings Inc.

Notes to the 2016 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

21. OTHER CURRENT LIABILITIES

As at December 31,	2016	2015
Deferred revenue	$73,900	$68,054
Decommissioning liabilities (Note 23)	114	96
Uncertain tax positions	1,315	1,315
Income taxes payable	2,135	7,934
Other	2,984	3,238
Other current liabilities	$80,448	$80,637

22. OTHER LONG-TERM FINANCIAL LIABILITIES

As at December 31,	2016	2015
Derivative liabilities (Note 27)	$13,952	$4,903
Security deposits	472	551
Satellite performance incentive payments	65,954	76,015
Tax indemnification payable	—	10,973
Other	874	1,748
Other long-term financial liabilities	$81,252	$94,190

23. OTHER LONG-TERM LIABILITIES

As at December 31,	2016	2015
Deferred revenue	$317,907	$255,076
Accrued benefit liabilities (Note 29)	36,718	42,762
Uncertain tax positions	175	175
Decommissioning liabilities(a)	1,669	1,628
Other	392	270
Other long-term liabilities	$356,861	$299,911
(a)	The current and long-term decommissioning liabilities on property and equipment were $1.8 million (December 31, 2015 — $1.7 million). The decommissioning liabilities are for the restoration of leased buildings and teleports. During the year ended December 31, 2016 and 2015, $0.1 million was recorded as interest expense with no decommissioning liabilities derecognized. It is expected that the decommissioning liabilities will come to maturity between 2017 and 2062.

Telesat Holdings Inc.

Notes to the 2016 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

24. INDEBTEDNESS

As at December 31,	2016	2015
Former senior secured credit facilities(a)
Revolving Credit Facility	$—	$—
Term Loan A	—	375,000
Term Loan B – Canadian Facility	—	136,150
Term Loan B – U.S. Facility (December 31, 2015 – USD$1,697,742)	—	2,349,505
Senior Secured Credit Facilities(a)
Revolving Credit Facility	—	—
Term Loan B – U.S. Facility (December 31, 2016 – USD$2,423,925)	3,257,998	—
6.0% Senior Notes (December 31, 2015 – USD$900,000)(b)	—	1,245,510
8.875% Senior Notes (December 31, 2016 – USD$500,000)(c)	672,050	—
	3,930,048	4,106,165
Less: deferred financing costs, interest rate floors, prepayment options and premiums(d)	(78,410)	(42,944)
	3,851,638	4,063,221
Less: current indebtedness	(21,931)	(87,386)
Long-term indebtedness	$3,829,707	$3,975,835

On November 17, 2016, Telesat Canada entered into a new amended and restated Credit Agreement with a syndicate of banks which provides for the extension of credit under the Senior Secured Credit Facilities of USD$2,430.0 million and revolving credit borrowings of up to USD$200.0 million (or Canadian dollar equivalent). All obligations under the Credit Agreement are guaranteed by the Company and certain of Telesat Canada’s existing subsidiaries (“Guarantors”). The obligations under the Credit Agreement and the guarantees of those obligations are secured, subject to certain exceptions, by first priority liens and security interest in the assets of Telesat Canada and the Guarantors. If the Revolving Credit Facility is drawn, the Credit Agreement requires Telesat Canada to comply with a first lien net leverage ratio of 5.75:1.00, tested quarterly, and failure to comply will result in an event of default. The Credit Agreement contains total leverage ratio covenants that restrict, with certain exceptions, the ability of Telesat Canada and the Guarantors to take specified actions, including, among other things and subject to certain significant exceptions: creating liens, incurring indebtedness, making investments, engaging in mergers, selling property, paying dividends, entering into sale-leaseback transactions, creating subsidiaries, repaying subordinated debt or amending organizational documents. The maximum total leverage ratio is 4.50:1.00.

On November 17, 2016, Telesat Canada issued, through a private placement, USD$500 million of 8.875% Senior Notes which mature on November 17, 2024. The 8.875% Senior Notes are subordinated to Telesat Canada’s existing and future secured indebtedness, including obligations under its Senior Secured Credit Facilities, and are governed under the 8.875% Senior Notes Indenture.

With the net proceeds from the 8.875% Senior Notes offering and the Senior Secured Credit Facilities, along with available cash on hand, all outstanding amounts on the 6.0% Senior Notes and the former senior secured credit facilities were repaid on November 17, 2016. In addition, at this time, any unamortized balances of the deferred financing costs, interest rate floors, prepayment option and premiums were written off resulting in a net loss on refinancing of $31.9 million.

Telesat Holdings Inc.

Notes to the 2016 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

24. INDEBTEDNESS  – (continued)

The former senior secured credit facilities had a required ratio of the debt incurrence test and maximum permitted debt test of the Consolidated Total Secured Debt to EBITDA (the “senior secured leverage ratio”) of 5.00:1.00 and 5.25:1.00 respectively. The permitted leverage ratio to first lien debt was 4.25:1.00.

(a)	The Senior Secured Credit Facilities are secured by substantially all of Telesat’s assets. The Credit Agreement requires Telesat Canada and the Guarantors to comply with a First Lien Net Leverage Ratio. As at December 31, 2016, Telesat was in compliance with this covenant. The former senior secured credit facilities required compliance with a maximum senior secured leverage ratio. As at December 31, 2015, Telesat was in compliance with this covenant.

Each tranche of the Senior Secured Credit Facilities and the former senior secured credit facilities is subject to mandatory principal repayment requirements. In the initial years, this repayment generally is equal to one quarter of 1% of the initial aggregate principal amount and is payable on a quarterly basis.

The Senior Secured Credit Facilities have several tranches which are described below:

(i)	A Revolving Credit Facility (“Revolving Facility”) of up to $200 million U.S. dollars is available to Telesat. This Revolving Facility matures on November 17, 2021 and is available to be drawn at any time in U.S. funds or Canadian dollar equivalent funds. Loans under the Revolving Facility bear interest at a floating rate plus an applicable margin ranging from 1.50% to 2.00% for prime rate and Alternative Base Rate (“ABR”) loans and ranging from 2.50% to 3.00% for Bankers Acceptance (“BA”) and Eurodollar loans. The rates on the Revolving Facility vary depending upon the results of the first lien leverage ratio. The Revolving Facility has an unused commitment fee of 40 basis points. As at December 31, 2016, other than $0.1 million in drawings related to letters of credit, there were no borrowings under this facility.
(ii)	The U.S. TLB Facility is a USD$2,430 million facility maturing on November 17, 2023. The outstanding borrowings under the U.S. TLB Facility bear interest at a floating rate of LIBOR, but not less than 0.75%, plus an applicable margin of 3.75%. The weighted average effective interest rate was 4.94% for the 44-day period ended December 31, 2016. On February 1, 2017, we amended the Senior Secured Credit Facilities in which the applicable margin was reduced to 3.00%.

The former senior secured credit facilities, which was fully repaid on November 17, 2016, had several tranches which are described below:

(i)	The former Revolving Facility was a borrowing facility of up to $140 million Canadian dollars (or U.S. dollars equivalent). The drawn loans bore interest at a floating rate plus an applicable margin of 2.00% for prime rate and ABR loans and 3.00% for BA and Eurodollar loans. Undrawn amounts under the facility were subject to a commitment fee of 50 basis points. As at December 31, 2015, other than $0.1 million in drawings related to letters of credit, there were no borrowings under this facility.
(ii)	The Term Loan A Facility (“TLA Facility”) was initially a $500 million facility. Loans under this facility bore interest at a floating rate of the BA plus an applicable margin of 3.00%. The weighted average effective interest rate was 4.36% for the year ended December 31, 2015.
(iii)	The former U.S. TLB Facility was initially a USD$1,746 million facility. Borrowings under the U.S. TLB Facility bore interest at a floating rate of LIBOR, but not less than 0.75%, plus an applicable margin of 2.75%. The weighted average effective interest rate was 4.26% for the year ended December 31, 2015.

Telesat Holdings Inc.

Notes to the 2016 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

24. INDEBTEDNESS  – (continued)

(iv)	The Canadian TLB Facility was initially a $140 million facility. Borrowings under the Canadian TLB Facility bore interest at a floating rate of the BA borrowing, but not less than 1.00%, plus an applicable margin of 3.25%. The weighted average effective interest rate was 5.18% for the year ended December 31, 2015.
(b)	The 6.0% Senior Notes bore interest at an annual rate of 6.0%. The total balance of the Senior Notes was USD$900 million, with USD$700 million issued in May 2012, and an additional USD$200 million issued in October 2012. The weighted average effective interest rate was 5.99% for the year ended December 31, 2015. The Senior Notes were repaid in full to the indenture trustee on November 17, 2016.
(c)	The Senior Notes bear interest at an annual rate of 8.875% and are due November 17, 2024. The total balance of the Senior Notes is USD$500 million. The Senior Notes include covenants or terms that restrict the Company’s ability to, among other things: (i) incur or guarantee additional indebtedness, or issue disqualified stock or preferred shares, (ii) incur liens, (iii) pay dividends, or make certain restricted payments or investments, (iv) enter into certain transactions with affiliates, (v) modify or cancel satellite insurance, (vi) consolidate, merge, sell or otherwise dispose of substantially all assets, (vii) create restrictions on the ability to pay dividends, make loans, and sell assets, and (viii) designate subsidiaries as unrestricted subsidiaries. The weighted average effective interest rate for the 44-day period ended December 31, 2016 was 8.80%.
(d)	The Senior Secured Credit Facilities and 8.875% Senior Notes included the following deferred financing costs, interest rate floor and prepayment option:
(i)	The U.S. TLB Facility and 8.875% Senior Notes were presented on the balance sheet net of related deferred financing costs of $61.8 million as at December 31, 2016. The deferred financing costs are amortized using the effective interest method.
(ii)	The indenture agreement for the 8.875% Senior Notes contained provisions for certain prepayment options (Note 27) which were fair valued at the time of debt issuance. The initial fair value impact of the prepayment option related to the 8.875% Senior Notes was an $8.7 million increase to the indebtedness at their inception date. This liability is subsequently amortized using the effective interest method and had a carrying amount of $8.6 million as at December 31, 2016.
(iii)	The initial fair value impact, in November 2016, of the interest rate floor on the U.S. TLB Facility was a decrease to the indebtedness of $25.6 million. This asset is subsequently amortized using the effective interest method and had a carrying amount of $25.2 million as at December 31, 2016.

The former senior secured credit facilities and 6.0% Senior Notes included the following deferred financing costs, interest rate floors, prepayment option and premiums:

(i)	The TLA Facility, former U.S. TLB Facility, Canadian TLB Facility and 6% Senior Notes were presented on the balance sheet net of related deferred financing costs of $25.0 million as at December 31, 2015. Any unamortized deferred financing costs as at November 17, 2016, were written off against loss on refinancing upon repayment of the indebtedness.
(ii)	The indenture agreement for the 6.0% Senior Notes contained provisions for certain prepayment options (Note 27) which were fair valued at the time of debt issuance. The fair value of the prepayment option related to the 6.0% Senior Notes was allocated to the indebtedness at their inception date. The aggregate impact of the prepayment option related to the 6.0% Senior Notes issued on May 14, 2012 and October 29, 2012 was a $5.6 million increase to the indebtedness. This liability was subsequently amortized using the effective interest method and had a carrying amount of $1.8 million as at December 31, 2015. Any unamortized prepayment option as at November 17, 2016, were written off against loss on refinancing upon repayment of the indebtedness.

Telesat Holdings Inc.

Notes to the 2016 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

24. INDEBTEDNESS  – (continued)

(iii)	The initial fair value impact of the premiums on the 6.0% Senior Notes was an increase to the indebtedness of $7.0 million. This liability was subsequently amortized using the effective interest method and had a carrying amount of $2.3 million as at December 31, 2015. Any unamortized premiums as at November 17, 2016, were written off against loss on refinancing upon repayment of the indebtedness.
(iv)	The initial fair value impact, in March 2012, of the interest rate floors on the former U.S. TLB Facility was a decrease to the indebtedness of $44.3 million. This asset was subsequently amortized using the effective interest method and had a carrying amount of $21.2 million as at December 31, 2015. Any unamortized interest rate floors as at November 17, 2016, were written off against loss on refinancing upon repayment of the indebtedness.
(v)	The initial fair value impact, in March 2012, of the interest rate floors on the Canadian TLB Facility was a decrease to the indebtedness of $1.7 million. This asset was subsequently amortized using the effective interest method and had a carrying amount of $0.9 million as at December 31, 2015. Any unamortized interest rate floors as at November 17, 2016, were written off against loss on refinancing upon repayment of the indebtedness.

The short-term and long-term portions of deferred financing costs, interest rate floors, prepayment option and premiums were as follows:

As at December 31,	2016	2015
Short-term deferred financing costs	$8,224	$9,609
Long-term deferred financing costs	53,570	15,370
	$61,794	$24,979
Short-term interest rate floors	$3,297	$6,479
Long-term interest rate floors	21,900	15,591
	$25,197	$22,070
Short-term prepayment options	$(790)	$(1,266)
Long-term prepayment options	(7,791)	(516)
	$(8,581)	$(1,782)
Short-term premiums	$—	$(1,649)
Long-term premiums	—	(674)
	$—	$(2,323)
Deferred financing costs, interest rate floors, prepayment option and premiums	$78,410	$42,944

The outstanding principal balance of indebtedness, excluding deferred financing costs, interest rate floor and prepayment option will be repaid as follows (in millions of Canadian dollars):

2017	2018	2019	2020	2021	Thereafter	Total
$ 32.7	$32.7	$32.7	$32.7	$32.7	$3,766.5	$3,930.0

Telesat Holdings Inc.

Notes to the 2016 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

25. SHARE CAPITAL

The number of shares and stated value of the outstanding shares were as follows:

	2016		2015
As at December 31,	Number of shares	Stated value	Number of shares	Stated value
Common Shares	74,252,460	$340,602	74,252,460	$340,602
Voting Participating Preferred Shares	7,034,444	77,995	7,034,444	77,995
Non-Voting Participating Preferred Shares	38,384,823	240,128	38,255,423	238,267
Director Voting Preferred Shares	1,000	10	1,000	10
Share capital		$658,735		$656,874

In January 2014 and November 2016, 2015 and 2014, dividends were declared and paid on the Director Voting Preferred Shares.

In 2014, 18,266 stock options granted under the Company’s stock incentive plan were exercised for 18,266 Non-Voting Participating Preferred Shares in exchange for $0.2 million.

In 2016, a former employee exercised 178,642 stock options, on a net settlement basis, in exchange for 129,400 Non-Voting Participating Preferred Shares with a stated value of $1.9 million.

Effective January 25, 2017, the Board of Directors approved a special cash distribution to shareholders, as a reduction of stated capital, in the amount of approximately $387.2 million U.S. dollars. These distributions were made during the first quarter of 2017.

There were no changes in the number of shares issued in any class of shares in 2015.

There were no changes to the rights, privileges or conditions associated to each class of shares.

The authorized share capital of the Company is comprised of: (i) an unlimited number of Common Shares, Voting Participating Preferred Shares, Non-Voting Participating Preferred Shares, Redeemable Common Shares, and Redeemable Non-Voting Participating Preferred Shares, (ii) 1,000 Director Voting Preferred Shares, and (iii) 325,000 Senior Preferred Shares. None of the Redeemable Common Shares, Redeemable Non-Voting Participating Preferred Shares or Senior Preferred Shares have been issued as at December 31, 2016 or 2015. The Company’s share-based compensation plans have authorized the grant of up to 12,923,779 options to purchase Non-Voting Participating Preferred Shares (Note 28).

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

Telesat Holdings Inc.

Notes to the 2016 Consolidated Financial Statements
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

Telesat Holdings Inc.

Notes to the 2016 Consolidated Financial Statements
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

26. CAPITAL DISCLOSURES

Telesat is a privately held company. The Company’s financial strategy is designed to maintain compliance with the financial covenant under its Senior Secured Credit Facilities and its former senior secured credit facilities (Note 24), and to maximize returns to its shareholders and other stakeholders. The Company meets these objectives through regular monitoring of the financial covenant and operating results on a quarterly basis. The Company’s overall financial strategy remains unchanged from 2015.

The Company defines its capital as shareholders’ equity (comprising issued share capital, accumulated earnings and excluding reserves) and debt financing (comprising indebtedness and excluding deferred financing costs, prepayment option, interest rate floors and premiums as detailed in Note 24).

The Company’s capital at the end of the year was as follows:

As at December 31,	2016	2015
Shareholders’ equity (excluding reserves)	$1,126,598	$845,353
Debt financing (excluding deferred financing costs, prepayment option, interest rate floors and premiums)	$3,930,048	$4,106,165

If the Revolving Facility is drawn, the Senior Secured Credit Facilities require Telesat Canada to comply with a first lien net leverage ratio test. As at December 31, 2016, the first lien net leverage ratio was 4.05:1.00, which was less than the maximum test ratio of 5.75:1.00.

The former senior secured credit facility required Telesat Canada and certain of Telesat’s existing subsidiaries (the “Guarantors”) to comply with a senior secured leverage ratio covenant. The covenant was based on the ratio of Consolidated Total Secured Debt to Consolidated Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) for covenant purposes. As at December 31, 2015, the senior secured leverage ratio was 3.70:1.00, which was less than the maximum test ratio of 5.25:1.00.

The Company’s operating results are tracked against budget on a monthly basis, and this analysis is reviewed by senior management. The Company partly manages its interest rate risk due to variable interest rate debt through the use of interest rate swaps (Note 27).

27. FINANCIAL INSTRUMENTS

Measurement of Risks

The Company, through its financial assets and liabilities, is exposed to various risks. The following analysis provides a measurement of risks as at December 31, 2016.

Credit risk

Credit risk is the risk that a counterparty to a financial asset will default, resulting in the Company incurring a financial loss. As at December 31, 2016, the maximum exposure to credit risk is equal to the carrying value of the financial assets which totaled $876.3 million (December 31, 2015 — $783.1 million).

Telesat Holdings Inc.

Notes to the 2016 Consolidated Financial Statements
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

The Company has credit evaluation, approval and monitoring processes intended to mitigate potential credit risks related to trade accounts receivable. The Company’s standard payment terms are 30 days with interest typically charged on balances remaining unpaid at the end of standard payment terms. The Company’s historical experience with customer defaults has been minimal. As at December 31, 2016, North American and International customers made up 38% and 62% of the outstanding trade receivable balance, respectively (December 31, 2015 — 47% and 53%, respectively). Anticipated bad debt losses have been provided for in the allowance for doubtful accounts. The allowance for doubtful accounts as at December 31, 2016 was $3.5 million (December 31, 2015 — $3.8 million).

The Company mitigates the credit risk associated with derivative instruments by entering into them with only high quality financial institutions.

Foreign exchange risk

The Company’s operating results are subject to fluctuations as a result of exchange rate variations to the extent that transactions are made in currencies other than Canadian dollars. The Company’s main currency exposures lie in its U.S. dollar denominated cash and cash equivalents, trade and other receivables, trade and other payables and indebtedness with the most significant impact being on the U.S. dollar denominated indebtedness. As at December 31, 2016, the entire indebtedness was denominated in U.S. dollars. The Canadian dollar equivalent of the U.S. dollar denominated indebtedness was $3,930.0 million (before netting of deferred financing costs, interest rate floor and prepayment option). As at December 31, 2015, $3,595.0 million of the $4,106.2 million of the total indebtedness was the Canadian dollar equivalent of the U.S. dollar denominated indebtedness (before netting of deferred financing costs, premiums, interest rate floors and prepayment option).

In September 2014, the Company entered into a forward foreign exchange contract which required the Company to pay $1,036.7 million U.S. dollars to receive $1,141.6 million Canadian dollars. This forward foreign exchange contract was used to fix the exchange rate on the cross currency basis swaps on their maturity date. In 2014, a net loss of $17.8 million was recorded in gain on changes in fair value of financial instruments relating to the initial recognition and subsequent settlement of the forward foreign exchange contract.

In July 2016, Telesat entered into four forward foreign exchange contracts which require the Company to pay $7.0 million Canadian dollars to receive 4.2 million British Pounds Sterling. One forward foreign exchange contract which required the Company to pay $2.5 million Canadian dollars to receive 1.5 million British Pounds Sterling matured in September 2016. The remaining contracts mature between January and February 2017. As at December 31, 2016, the fair value of the three remaining foreign forward exchange contracts was insignificant.

As at December 31, 2016, the impact of a 5 percent increase (decrease) in the value of the Canadian dollar against the U.S. dollar on financial assets and liabilities would have increased (decreased) net income (loss) by $163.5 million (December 31, 2015 — $159.8 million) and increased (decreased) other comprehensive income (loss) by $nil (December 31, 2015 — $4.0 million). This analysis assumes that all other variables, in particular interest rates, remain constant.

Interest rate risk

The Company is exposed to interest rate risk on its cash and cash equivalents and its indebtedness. The interest rate risk on the indebtedness is from a portion of the indebtedness having a variable interest rate. Changes in the interest rates could impact the amount of interest that the Company is required to pay or

Telesat Holdings Inc.

Notes to the 2016 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

27. FINANCIAL INSTRUMENTS  – (continued)

receive. The Company has historically entered into interest rate swaps to hedge the interest rate risk associated with the variable interest rates on a portion of the long-term debt. As at December 31, 2016, the Company had no outstanding interest rate swaps. As at December 31, 2015, the Company had one interest rate swap to fix interest on $250.0 million of Canadian dollar debt and one interest rate swap to fix interest on $300.0 million of U.S. denominated. These contracts matured on June 30, 2016 and September 30, 2016, respectively. As at December 31, 2015, the fair value of these derivative contracts was a liability of $2.3 million.

If the interest rates on the unhedged variable rate indebtedness change by 0.25%, excluding the potential impact of interest rate floors, the result would be an increase or decrease to net income (loss) of $5.9 million for the year ended December 31, 2016 (December 31, 2015 — $4.8 million).

Liquidity risk

The Company maintains credit facilities to ensure it has sufficient funds available to meet current and foreseeable financial requirements.

The contractual maturities of financial liabilities as at December 31, 2016 were as follows:

	Carrying amount	Contractual cash flows (undiscounted)	2017	2018	2019	2020	2021	Thereafter
Trade and other payables	$44,107	$44,107	$44,107	$—	$—	$—	$—	$—
Customer and other deposits	3,136	3,136	2,664	219	18	—	235	—
Satellite performance incentive payments	78,794	104,463	14,938	13,567	13,605	11,920	9,866	40,567
Other financial liabilities	18,597	18,883	17,491	559	476	357	—	—
Indebtedness(1)	3,955,091	5,413,274	257,806	238,574	237,409	236,314	234,429	4,208,742
	$4,099,725	$5,583,863	$337,006	$252,919	$251,508	$248,591	$244,530	$4,249,309
(1)	Indebtedness excludes deferred financing costs, interest rate floor and prepayment option.

The interest payable and interest payments included in the carrying value and contractual cash flows, respectively, in the above table, were as follows:

	Interest payable	Interest payments
Satellite performance incentive payments	$2,809	$27,046
Other financial liabilities	$383	$669
Indebtedness	$25,043	$1,483,226

Telesat Holdings Inc.

Notes to the 2016 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

27. FINANCIAL INSTRUMENTS  – (continued)

Financial assets and liabilities recorded on the balance sheets and the fair value hierarchy levels used to calculate those values were as follows:

As at December 31, 2016	Loans and receivables	FVTPL	Other financial liabilities	Total	Fair value	Fair value hierarchy
Cash and cash equivalents	$782,406	$—	$—	$782,406	$782,406	Level 1
Trade and other receivables	55,639	—	—	55,639	55,639	(3)
Other current financial assets	2,548	—	—	2,548	2,548	Level 1
Other long-term financial assets(1)	20,756	14,931	—	35,687	35,687	Level 1, Level 2
Trade and other payables	—	—	(44,107)	(44,107)	(44,107)	(3)
Other current financial liabilities	—	(761)	(58,231)	(58,992)	(61,368)	Level 2
Other long-term financial liabilities	—	(13,952)	(67,300)	(81,252)	(82,781)	Level 2
Indebtedness(2)	—	—	(3,930,048)	(3,930,048)	(3,992,467)	Level 2
	$861,349	$218	$(4,099,686)	$(3,238,119)	$(3,304,443)

As at December 31, 2015	Loans and receivables	FVTPL	Other financial liabilities	Total	Fair value	Fair value hierarchy
Cash and cash equivalents	$690,726	$—	$—	$690,726	$690,726	Level 1
Trade and other receivables	50,781	—	—	50,781	50,781	(3)
Other current financial assets	1,186	—	—	1,186	1,186	Level 1
Other long-term financial assets(1)	20,127	20,235	—	40,362	40,362	Level 1, Level 2
Trade and other payables	—	—	(44,166)	(44,166)	(44,166)	(3)
Other current financial liabilities	—	(6,510)	(29,915)	(36,425)	(40,718)	Level 2
Other long-term financial liabilities	—	(4,903)	(89,287)	(94,190)	(99,562)	Level 2
Indebtedness(2)	—	—	(4,106,165)	(4,106,165)	(4,069,522)	Level 2
	$762,820	$8,822	$(4,269,533)	$(3,497,891)	$(3,470,913)
(1)	Other long-term financial assets classified as fair value through profit or loss were calculated using level 2 of the fair value hierarchy. All other balances were calculated using level 1 of the fair value hierarchy.
(2)	Indebtedness excludes deferred financing costs, interest rate floors, prepayment option and premiums.
(3)	Trade and other receivables and trade and other payables approximate fair value due to the short-term maturity of these instruments.

Assets pledged as security

The Senior Secured Credit Facilities (December 31, 2015 — former senior secured credit facilities) are secured by substantially all of Telesat’s assets excluding the assets of unrestricted subsidiaries.

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

The fair value hierarchy is as follows:

Level 1 is based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

Telesat Holdings Inc.

Notes to the 2016 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

27. FINANCIAL INSTRUMENTS  – (continued)

Level 2 is based on observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially all of the full term of the assets or liabilities.

Level 3 is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

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

The carrying amounts of cash and cash equivalents, trade and other receivables, and trade and other payables approximate fair value due to the short-term maturity of these instruments. As at December 31, 2016, cash and cash equivalents included $324.7 million (December 31, 2015 — $214.0 million) of short-term investments.

The fair value of the satellite performance incentive payments, included in other current and other long-term financial liabilities, was determined using a discounted cash flow methodology. The calculation is performed on a recurring basis. As at December 31, 2016, the discount rate used was 5.5% (December 31, 2015 — 4.6%).

The fair value of the indebtedness was based on transactions and quotations from third parties considering market interest rates and excluding deferred financing costs, interest rate floors, prepayment option and premiums. The calculation of the fair value of the indebtedness is performed on a recurring basis. The rates used were as follows:

As at December 31,	2016	2015
Former senior secured credit facilities
Term Loan A	—	99.00%
Term Loan B – Canadian Facility	—	98.63%
Term Loan B – U.S. Facility	—	98.25%
Senior Secured Credit Facilities
Term Loan B – U.S. Facility	101.00%	—
6.0% Senior Notes	—	100.81%
8.875% Senior Notes	104.44%	—

Fair value of derivative financial instruments

On November 17, 2016, the Company recorded an interest rate floor embedded derivative on the Term Loan B Facility as a result of the refinancing of the Senior Secured Credit Facilities (Note 24). At inception, the fair value of the embedded derivative was a liability of $25.6 million. In addition, a prepayment option embedded derivative was recognized in connection with the 8.875% Senior Notes (Note 24) on that same date. At inception, the fair value of the prepayment option embedded derivative was an asset of $8.7 million.

In connection with the Company’s redemption of its former indebtedness on November 17, 2016, the interest rate floors associated with the former Term Loan B Facility and the prepayment option associated with the 6.0% Senior Notes have expired.

Telesat Holdings Inc.

Notes to the 2016 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

27. FINANCIAL INSTRUMENTS  – (continued)

Derivatives, with the exception of the forward foreign exchange contracts, were valued using a discounted cash flow methodology. The calculations of the fair value of the derivatives are performed on a recurring basis.

Interest rate swap future cash flows were determined based on current yield curves and exchange rates and then discounted based on discount curves. All interest rate swaps matured by September 30, 2016.

Prepayment option cash flows were calculated with a third party option valuation model which is based on the current price of the debt instrument and discounted based on a discount curve.

Interest rate floor cash flows were calculated using the Black Scholes option valuation model in Bloomberg and discounted based on discount curves.

The discount rates used to discount U.S. dollar cash flows as at December 31, 2016 ranged from 0.77% to 2.15% (December 31, 2015 — 0.43% to 1.46%). The discount rates used to discount Canadian dollar cash flows as at December 31, 2015 ranged from 0.79% to 0.97%. There were no derivatives as at December 31, 2016 that were fair valued using discount rates on Canadian dollar cash flows.

The fair value of the forward foreign exchange contracts was calculated using the forward foreign exchange rates against British Pound Sterling for the same transactions at the valuation date. The forward foreign exchange rates as at December 31, 2016 ranged from 1.6501 to 1.6509.

The fair value of the derivative assets and liabilities was calculated based on the level 2 of the fair value hierarchy. The current and long-term portions of the fair value of the Company’s derivative assets and liabilities, as at each balance sheet date, were as follows:

As at December 31, 2016	Other long-term financial assets	Other current financial liabilities	Other long-term financial liabilities	Total
Interest rate floor	$—	$(728)	$(13,952)	$(14,680)
Forward foreign exchange contracts	—	(33)	—	(33)
Prepayment option	14,931	—	—	14,931
	$14,931	$(761)	$(13,952)	$218

As at December 31, 2015	Other long-term financial assets	Other current financial liabilities	Other long-term financial liabilities	Total
Interest rate swaps	$—	$(2,335)	$—	$(2,335)
Interest rate floors	—	(4,175)	(4,903)	(9,078)
Prepayment option	20,235	—	—	20,235
	$20,235	$(6,510)	$(4,903)	$8,822

Telesat Holdings Inc.

Notes to the 2016 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

27. FINANCIAL INSTRUMENTS  – (continued)

The reconciliation of the fair value of derivative assets and liabilities was as follows:

Fair value, December 31, 2014 and January 1, 2015	$3,212
Unrealized gains (losses) on derivatives
Interest rate floors	10,233
Prepayment option	(5,261)
Interest rate swaps	1,063
Impact of foreign exchange	(425)
Fair value, December 31, 2015 and January 1, 2016	$8,822
Derivatives recognized at inception
Interest rate floors	(25,581)
Prepayment option	8,671
Realized losses on derivatives
Forward foreign exchange contract	(130)
Unrealized gains (losses) on derivatives
Interest rate floors	18,781
Prepayment option	(13,108)
Interest rate swaps	2,237
Forward foreign exchange contracts	97
Impact of foreign exchange	429
Fair value, December 31, 2016	$218

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

In January 2016, the Board approved the purchase for cancellation of up to 25% of the currently outstanding stock options. In March 2016, a total of 1,253,477 vested stock options were repurchased at fair value from key management personnel and other employees or former employees for a total cash consideration of $24.7 million.

Telesat Holdings Inc.

Notes to the 2016 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

28. SHARE-BASED COMPENSATION PLANS  – (continued)

In connection with the $387 million U.S. dollars cash distribution to our shareholders (Note 25), effective January 25, 2017, a special payment was authorized to option holders of $12.8 million U.S. dollars, $7.6 million U.S. dollars of which will be paid during the first quarter of 2017. The remaining payments will be made in subsequent periods subject to certain conditions being met.

The stock options granted in the current and prior years, and their weighted average fair value were as follows:

	2016	2015	2014
Number of stock options granted	—	418,606	150,000
Weighted average fair value of options granted	$—	$14.80	$12.05

The movement in the number of stock options outstanding and their weighted average exercise price were as follows:

	Time vesting option plans		Performance vesting option plans
	Number of options	Weighted- average exercise price	Number of options	Weighted- average exercise price
Outstanding at December 31, 2014 and January 1, 2015	3,622,815	$21.95	1,789,574	$18.94
Granted	380,106		38,500
Forfeited	(239,250)		(2,750)
Exercised	—		—
Expired	—		—
Outstanding at December 31, 2015 and January 1, 2016	3,763,671	$23.65	1,825,324	$19.38
Granted	—		—
Forfeited	(143,440)		(32,684)
Exercised (Note 25)	(86,116)		(92,526)
Repurchased	(857,096)		(396,381)
Expired	—		—
Outstanding at December 31, 2016	2,677,019	$24.54	1,303,733	$20.16

The quantity of stock options that are exercisable and the weighted average remaining life were as follows:

As at December 31,	2016	2015
Time vesting option plans	1,779,707	2,265,694
Performance vesting option plans	582,854	1,079,145
Weighted-average remaining life	6 years	6 years

The share-based compensation expense included in the consolidated statements of income (loss) was as follows:

Years ended December 31,	2016	2015	2014
Operating expenses	$5,770	$5,369	$9,655

Telesat Holdings Inc.

Notes to the 2016 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

28. SHARE-BASED COMPENSATION PLANS  – (continued)

The weighted-average assumptions used to determine the share-based compensation expense for stock options using the Black-Scholes option pricing model were as follows:

	2016	2015	2014
Dividend yield	—%	—%	—%
Expected volatility	24.6%	24.6%	24.8%
Risk-free interest rate	1.83%	1.81%	1.76%
Expected life (years)	10	10	10

The expected volatility is based on the historical volatility.

29. EMPLOYEE BENEFIT PLANS

The expenses included on the consolidated statements of income (loss) and the consolidated statements of comprehensive income (loss) were as follows:

	Pension plans			Other post-employment benefit plans
Years ended December 31,	2016	2015	2014	2016	2015	2014
Consolidated statements of income (loss)
Operating expenses	$6,235	$7,659	$5,426	$221	$494	$362
Interest expense	$875	$933	$294	$858	$1,043	$1,050
Consolidated statements of comprehensive income (loss)
Actuarial (gains) losses on employee benefit plans	$(4,376)	$(1,140)	$20,070	$(724)	$(4,085)	$3,276

In October 2013, the Company ceased allowing new employees to join certain of the defined benefit plans, except under certain circumstances, and commenced a defined contribution pension plan for new employees.

The Company made contributions of $0.8 million for various defined contribution arrangements during 2016 (December 31, 2015 — $0.9 million).

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

The balance sheet obligations, distributed between pension and other post-employment benefits, included in other long-term liabilities (Note 23) were as follows:

As at December 31,	2016	2015
Pension benefits	$14,330	$19,901
Other post-employment benefits	22,388	22,861
Accrued benefit liabilities	$36,718	$42,762

Telesat Holdings Inc.

Notes to the 2016 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

29. EMPLOYEE BENEFIT PLANS  – (continued)

The amounts recognized in the balance sheets and the funded statuses of the benefit plans were as follows:

	2016		2015
As at December 31,	Pension	Other	Pension	Other
Present value of funded obligations	$279,428	$—	$268,058	$—
Fair value of plan assets	(266,255)	—	(249,335)	—
	$13,173	$—	$18,723	$—
Present value of unfunded obligations	1,157	22,388	1,178	22,861
Accrued benefit liabilities	$14,330	$22,388	$19,901	$22,861

The changes in the benefit obligations and in the fair value of plan assets were as follows:

	Pension	Other	Total
Change in benefit obligations
Benefit obligation, January 1, 2016	$269,236	$22,861	$292,097
Current service cost	5,776	221	5,997
Interest expense	10,834	858	11,692
Remeasurements
Actuarial gains arising from plan experience	(1,415)	(981)	(2,396)
Actuarial losses from change in demographic assumptions	—	28	28
Actuarial losses from changes in financial assumptions	3,823	229	4,052
Benefits paid	(8,837)	(640)	(9,477)
Contributions by plan participants	1,242	—	1,242
Foreign exchange	—	(149)	(149)
Other	(74)	(39)	(113)
Benefit obligation, December 31, 2016	$280,585	$22,388	$302,973
Change in fair value of plan assets
Fair value of plan assets, January 1, 2016	$(249,335)	$—	$(249,335)
Contributions by plan participants	(1,242)	—	(1,242)
Contributions by employer	(8,231)	(640)	(8,871)
Interest income	(9,959)	—	(9,959)
Benefits paid	8,837	640	9,477
Remeasurements
Return on plan assets, excluding interest income	(6,784)	—	(6,784)
Administrative costs	459	—	459
Fair value of plan assets, December 31, 2016	$(266,255)	$—	$(266,255)
Accrued benefit liabilities, December 31, 2016	$14,330	$22,388	$36,718

Telesat Holdings Inc.

Notes to the 2016 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

29. EMPLOYEE BENEFIT PLANS  – (continued)

	Pension	Other	Total
Change in benefit obligations
Benefit obligation, January 1, 2015	$260,442	$25,248	$285,690
Current service cost	5,917	494	6,411
Interest expense	10,533	1,043	11,576
Remeasurements
Actuarial gains arising from plan experience	(2,983)	(2,243)	(5,226)
Actuarial gains from change in demographic assumptions	—	(154)	(154)
Actuarial losses (gains) from changes in financial assumptions	1,223	(1,688)	(465)
Benefits paid	(8,761)	(685)	(9,446)
Contributions by plan participants	1,305	8	1,313
Adjustment to obligation for past service cost credit	1,560	—	1,560
Other	—	838	838
Benefit obligation, December 31, 2015	$269,236	$22,861	$292,097
Change in fair value of plan assets
Fair value of plan assets, January 1, 2015	$(238,911)	$—	$(238,911)
Contributions by plan participants	(1,305)	(8)	(1,313)
Contributions by employer	(9,082)	(677)	(9,759)
Interest income	(9,600)	—	(9,600)
Benefits paid	8,761	685	9,446
Remeasurements
Return on plan assets, excluding interest income	620	—	620
Administrative costs	386	—	386
Adjustment to fair value of assets due to past service cost credit	(204)	—	(204)
Fair value of plan assets, December 31, 2015	$(249,335)	$—	$(249,335)
Accrued benefit liabilities, December 31, 2015	$19,901	$22,861	$42,762

The weighted average duration of the defined benefit obligation as at December 31, 2016 is 16 years for the defined benefit pension plans and 14 years for the other post-employment benefit plans. The weighted average duration of the current service cost as at December 31, 2016 is 23 years for the defined benefit pension plans and 25 years for the other post-employment benefit plans.

The estimated future benefit payments for the defined benefit pension plans and other post-employment benefit plans until 2026 are as follows:

	Pension	Other
2017	$9,780	$849
2018	$10,320	$886
2019	$10,996	$925
2020	$11,441	$966
2021	$11,983	$1,007
2022 to 2026	$68,747	$6,637

Benefit payments include obligations to 2026 only as obligations beyond this date are not quantifiable.

Telesat Holdings Inc.

Notes to the 2016 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

29. EMPLOYEE BENEFIT PLANS  – (continued)

The fair value of the plan assets were allocated as follows between the various types of investments:

As at December 31,	2016	2015
Equity securities
Canada	23.3%	21.5%
United States	14.6%	14.6%
International (other than United States)	18.9%	19.6%
Fixed income instruments
Canada	40.7%	41.7%
Cash and cash equivalents
Canada	2.6%	2.6%

Plan assets are valued at the measurement date of December 31 each year.

The investments are made in accordance with the Statement of Investment Policies and Procedures. The Statement of Investment Policies and Procedures is reviewed on an annual basis by the Management Level Pension Fund Investment Committee with approval of the policy being provided by the Audit Committee.

The following are the significant assumptions adopted in measuring the Company’s pension and other benefit obligations:

	Pension	Other	Pension	Other
As at December 31,	2016	2016	2015	2015
Actuarial benefit obligation
Discount rate	3.90%	3.75 to 3.80%	4.00%	4.00%
Benefit costs for the year ended
Discount rate	4.20%	4.00% to 4.10%	4.00%	3.75% to 4.00%
Future salary growth	2.50%	N/A	2.50%	N/A
Health care cost trend rate	N/A	4.50%	N/A	4.50%
Other medical trend rates	N/A	4.50%	N/A	4.50%

For certain Canadian post-retirement benefits, the medical trend rate for drugs was assumed to be 6.75% in 2017, decreasing by 0.25% per annum, to a rate of 4.50% in 2026 and thereafter.

Sensitivity of assumptions

The calculation of the defined benefit obligation is sensitive to the assumptions set out above. The following table summarizes how the impact on the defined benefit obligation as at December 31, 2016 and 2015 would have increased or decreased as a result of the change in the respective assumptions by one percent.

	Pension		Other
As at December 31, 2016	1% increase	1% decrease	1% increase	1% decrease
Discount rate	$(37,649)	$47,853	$(2,618)	$3,345
Future salary growth	$8,028	$(7,076)	N/A	N/A
Medical and dental trend rates	N/A	N/A	$1,856	$(1,444)

	Pension		Other
As at December 31, 2015	1% increase	1% decrease	1% increase	1% decrease
Discount rate	$(37,222)	$46,173	$(2,714)	$3,370
Future salary growth	$7,865	$(7,951)	N/A	N/A
Medical and dental trend rates	N/A	N/A	$1,658	$(1,364)

The above sensitivities are hypothetical and should be used with caution. Changes in amounts based on a one percent variation in assumptions generally cannot be extrapolated because the relationship of the change

Telesat Holdings Inc.

Notes to the 2016 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

29. EMPLOYEE BENEFIT PLANS  – (continued)

in assumption to the change in amounts may not be linear. The sensitivities have been calculated independently of changes in other key variables. Changes in one factor may result in changes in another, which could amplify or reduce certain sensitivities.

The Company expects to make contributions of $7.4 million to the defined benefit plans and $0.2 million to the defined contribution plan during the next fiscal year.

30. SUPPLEMENTAL CASH FLOW INFORMATION

Cash and cash equivalents were comprised of the following:

As at December 31,	2016	2015	2014
Cash	$457,686	$476,700	$162,968
Short-term investments(1)	324,720	214,026	334,388
Cash and cash equivalents	$782,406	$690,726	$497,356
(1)	Consisted of short-term investments with an original maturity of three months or less or which are available on demand with no penalty for early redemption.

Income taxes paid, net of income taxes received was comprised of the following:

Years ended December 31,	2016	2015	2014
Income taxes paid	$(122,401)	$(159,256)	$(83,310)
Income taxes received	1,929	4,233	2,511
	$(120,472)	$(155,023)	$(80,799)

Interest paid, net of capitalized interest and interest received was comprised of the following:

Years ended December 31,	2016	2015	2014
Interest paid	$(165,173)	$(176,312)	$(200,029)
Interest received	6,620	5,130	2,702
Capitalized interest	6,292	9,268	4,430
	$(152,261)	$(161,914)	$(192,897)

The net change in operating assets and liabilities was comprised of the following:

As at December 31,	2016	2015	2014
			Restated (Note 3)
Trade and other receivables	$(8,347)	$4,944	$3,821
Financial assets	(2,521)	(4,590)	15,534
Other assets	1,260	(12,346)	(19)
Trade and other payables	6,076	(4,722)	(2,029)
Financial liabilities	551	8,396	(7,432)
Other liabilities	103,618	11,666	(18,582)
	$100,637	$3,348	$(8,707)

Non-cash investing and financing activities were comprised of:

Years ended December 31,	2016	2015	2014
Satellites, property and other equipment	$13,776	$51,587	$16,539
Intangible assets	$2,350	$11,569	$2,661

Telesat Holdings Inc.

Notes to the 2016 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

31. COMMITMENTS AND CONTINGENT LIABILITIES

The following were the Company’s off-balance sheet contractual obligations as at December 31, 2016:

	2017	2018	2019	2020	2021	Thereafter	Total
Operating property leases	$6,684	$6,348	$2,758	$1,233	$907	$1,357	$19,287
Capital commitments	137,655	41,736	—	—	—	—	179,391
Other operating commitments	17,186	8,558	8,229	7,130	6,178	7,558	54,839
	$161,525	$56,642	$10,987	$8,363	$7,085	$8,915	$253,517

Operating property leases consisted of off-balance sheet contractual obligations for land or building usage, while capital commitments included commitments for capital projects. Other operating commitments consisted of third party satellite capacity arrangements as well as other commitments that are not categorized as operating property leases or capital commitments. The Company’s off-balance sheet obligations included the future minimum payments for the non-cancellable period of each respective obligation, which have various terms and expire between 2017 to 2043. The aggregate expense related to operating property lease commitments for the year ended December 31, 2016 was $6.5 million (December 31, 2015 — $7.4 million, December 31, 2014 — $7.1 million).

The Company has entered into contracts for the construction and launch of satellites, and other capital expenditures. The total outstanding commitments as at December 31, 2016 were included in capital commitments.

The Company has agreements with various customers for prepaid revenue on several service agreements which take effect when the satellite is placed in service. The Company is responsible for operating and controlling these satellites. As at December 31, 2016, customer prepayments of $391.8 million (December 31, 2015 — $323.1 million), a portion of which is refundable under certain circumstances, were reflected in other current and other long-term liabilities.

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

Telesat Holdings Inc.

Notes to the 2016 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

31. COMMITMENTS AND CONTINGENT LIABILITIES  – (continued)

The Company is currently involved in a number of disputes with the Brazilian tax authorities who have alleged that additional taxes are owed on revenue earned by the Company for the period 2003 to 2012. The disputes relate to the Brazilian tax authorities’ characterization of the Company’s revenue. Additional taxes and interest of approximately $42.7 million have been assessed by Brazilian tax authorities and the Company has challenged those assessments. The Company believes the likelihood of an unfavorable outcome in these disputes is remote and, as such, no reserve has been established. Loral has agreed to indemnify the Company with respect to certain of the assessments issued in Brazil.

In 2015, the Company was re-assessed by Canadian taxing authorities for income taxes and interest expense of approximately $16.5 million relating to the deductibility of certain expenses for the 2007 tax year. The Company filed an appeal with the Tax Court of Canada, and in November 2016, was informed that their appeal was successful.

Other than the legal proceedings disclosed above, the Company is not aware of any proceedings outstanding or threatened as of the date hereof by or against it or relating to its business which may have, or have had in the recent past, significant effects on the Company’s financial position or profitability.

32. SUBSIDIARIES

The list of significant companies included in the scope of consolidation as at December 31, 2016 was as follows:

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

The percentage of voting rights and method of consolidation were the same as at December 31, 2015.

Telesat Holdings Inc.

Notes to the 2016 Consolidated Financial Statements
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

Transactions with subsidiaries

The Company and its subsidiaries regularly engage in inter-group transactions. These transactions include the purchase and sale of satellite services and communications equipment, providing and receiving network and call centre services, access to orbital slots and management services. The transactions have been entered into over the normal course of operations. Balances and transactions between the Company and its subsidiaries have been eliminated on consolidation and therefore have not been disclosed.

Special cash distribution

Effective January 25, 2017, the Board of Directors approved a special cash distribution to shareholders, as a reduction of stated capital, in the amount of approximately $387.2 million U.S. dollars. Of this balance, $138.5 million U.S. dollars were paid to Red Isle, $242.7 million U.S. dollars were paid to Loral Holdings, with the remainder paid to various individuals. These distributions were made during the first quarter of 2017.

Compensation of executives and Board level directors

Year ended December 31,	2016	2015	2014
Short-term benefits (including salaries)	$6,751	$7,132	$7,543
Special payments(1)	—	—	980
Post-employment benefits	2,344	3,268	1,922
Share-based payments(2)	5,482	4,674	8,931
	$14,577	$15,074	$19,376
(1)	In 2012, the Board authorized special payments to certain employees which would be paid over three years subject to certain conditions being met. All special payments were expensed and paid as at December 31, 2014.
(2)	During 2014 and 2015, the Board authorized the grant of stock options to certain key management personnel pursuant to the stock incentive plan. A total of 150,000 and 348,606 stock options were granted to key management personnel in 2014 and 2015, respectively. Share-based payments also included all expenses associated with stock options previously issued under the 2008 stock incentive plan.

Key management personnel — stock options

In March 2016, a total of 1,253,477 vested stock options were repurchased at fair value from key management personnel and other employees or former employees for a total cash consideration of $24.7 million, of which $18.7 million was paid to key management personnel.

Telesat Holdings Inc.

Notes to the 2016 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

33. RELATED PARTY TRANSACTIONS  – (continued)

Transactions with related parties

The Company and certain of its subsidiaries regularly engage in transactions with related parties. The Company’s related parties include Loral and Red Isle. The transactions have been entered into over the normal course of operations. There were no transactions or balances with Red Isle during any of the years presented.

During the years presented below, the Company and its subsidiaries entered into the following transactions with Loral.

	Sale of goods and services, interest income			Purchase of goods and services, interest expense
Years ended December 31,	2016	2015	2014	2016	2015	2014
Revenue	$133	$129	$215	$—	$—	$—
Operating expenses	$—	$—	$—	$6,627	$7,547	$6,663
Interest and other expenses	$—	$—	$—	$—	$—	$1,070

The following balances were outstanding with Loral at the end of the years presented below:

	Amounts owed by related parties		Amounts owed to related parties
At December 31,	2016	2015	2016	2015
Current receivables/payables	$—	$119	$174	$529

The amounts outstanding are unsecured and will be settled in cash.

Other related party transactions

The Company funds certain defined benefit pension plans. Contributions made to the plans for the year ended December 31, 2016 were $8.2 million (December 31, 2015 — $9.1 million).