Form 20-F
period 2017-12-31
Telesat Canada
filed 2018-03-01
CIK 1465191

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: Common Shares — 74,252,460; Director Voting Preferred Shares — 1,000; Non-Voting Participating Preferred Shares — 38,391,823; and Voting Participating Preferred Shares — 7,034,444.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐  No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☒  No ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐  No ☒

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “large accelerated filer” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐  No ☐

TELESAT CANADA

TABLE OF CONTENTS

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

References to the “Senior Notes” mean the 8.875% Senior Notes due in November 2024 issued by Telesat Canada and Telesat LLC, as the Co-Issuer.

References to the “Senior Secured Credit Facilities” mean the two outstanding secured credit facilities comprising a revolving facility maturing in November 2021 and Term Loan B maturing in November 2023.

References to the “6.0% Senior Notes” mean the 6.0% Senior Notes originally due in May 2017 issued by Telesat Canada and Telesat LLC, as the Co-Issuer, which were repaid in November 2016.

References to the “former senior secured credit facilities” mean the previously four outstanding secured credit facilities comprising a Term Loan A and a revolving facility originally maturing in March 2017 and two Term Loan B facilities originally maturing in March 2019, which were repaid in full in November 2016.

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

	2013	2014	2015	2016	2017
High	1.0706	1.1672	1.3959	1.4579	1.3749
Low	0.9832	1.0632	1.1611	1.2530	1.2110
Year End	1.0623	1.1621	1.3839	1.3441	1.2571
Average Rate	1.0351	1.1084	1.2899	1.3220	1.2963

The following table sets forth, for each of the last six months, the low and high exchange rates for U.S. dollars expressed in Canadian dollar terms and the exchange rate on the last day of each month based on the closing rate as reported by Bloomberg.

	Last Six Months
	August	September	October	November	December	January
High	1.2757	1.2477	1.2888	1.2897	1.2878	1.2547
Low	1.2481	1.2110	1.2458	1.2682	1.2570	1.2308
End of Month	1.2482	1.2472	1.2888	1.2897	1.2571	1.2315

On February 28, 2018, the closing rate as reported by Bloomberg was USD$1.00 = CAD$1.2831. Unless the context states or requires otherwise, for purposes of United States dollars and Canadian dollar conversions contained in this Annual Report, we have assumed the conversion rate of USD$1.00/CAD$1.2571, which was the closing rate on December 31, 2017, as reported on Bloomberg.

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

Forward-looking statements appear in a number of places and include statements with respect to, among other things:

●	our future growth and profitability;
●	our competitive strengths; and
●	our business strategy and the trends we anticipate in the industries and economies in which we operate.

These forward-looking statements are based on our current expectations and are subject to a number of risks, uncertainties and assumptions. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. Important factors that could cause actual results to differ materially from those in forward-looking statements include:

●	Our in-orbit satellites may fail to operate as expected due to operational anomalies resulting in lost revenues, increased costs and/or termination of contracts;
●

Our satellite launches may be delayed, we may suffer launch failures or our satellites may fail to reach their planned orbital locations. Any such issue could result in the loss of a satellite or cause significant delays in the deployment of the satellite which could have a material adverse effect on our results of operations, business prospects and financial condition;

●

Changes in consumer demand for traditional television services and expansion of terrestrial networks have adversely impacted the growth in subscribers to DTH television services in North America, which may adversely impact our future revenues;

●	Fluctuations in available satellite capacity could adversely affect our results;
●

We are subject to significant and intensifying competition within the satellite industry and from other providers of communications capacity. Our failure to compete effectively would result in a loss of revenues and a decline in profitability, which would adversely affect our results of operations, business prospects and financial condition;

●	Changes in technology could have a material adverse effect on our results of operations, business prospects and financial condition;
●

There are numerous risks and uncertainties associated with our planned LEO constellation, and we may ultimately choose to not proceed with the project, we may proceed with the project and it may not be successful, or, irrespective of the foregoing, our pursuit of a LEO constellation may negatively impact our existing business, all of which could have a material adverse effect on our operations, business prospects, financial condition and our ability to repay our debt;

●

The actual orbital maneuver lives of our satellites may be shorter than we anticipate, and we may be required to reduce available capacity on our satellites prior to the end of their orbital maneuver lives;

●

Our insurance will not protect us against all satellite-related losses. Further, we may not be able to renew insurance on our existing satellites or obtain insurance on future satellites on acceptable terms or at all, and, for certain of our existing satellites, we have elected to forego obtaining insurance;

●

We derive a substantial amount of our revenues from only a few of our customers. A loss of, or default by, one or more of these major customers, or a material adverse change in any such customer’s business or financial condition, could materially reduce our future revenues and contracted backlog;

●

Our business is capital intensive and we may not be able to raise adequate capital to finance our business strategies, or we may be able to do so only on terms that significantly restrict our ability to operate our business;

●

We operate in a highly regulated industry and government regulations may adversely affect our ability to sell our services, or increase the expense of such services or otherwise limit our ability to operate or grow our business;

●	Our operations may be limited or precluded by ITU rules or processes, and we are required to coordinate our operations with those of other satellite operators;
●

If we do not make use of our spectrum rights by specified deadlines, or do not continue to use the spectrum rights we currently use, these rights may become available for other satellite operators to use;

●	Replacing a satellite upon the end of its service life will require us to make significant expenditures and may require us to obtain shareholder approval;
●	Significant changes in exchange rates could have a material adverse effect on our financial results;
●	Significant changes in exchange rates could materially increase our interest and other payment obligations under our financing arrangements;
●

We may pursue acquisitions, dispositions and strategic transactions which could result in the incurrence of additional costs, liabilities or expenses in connection with the implementation of such transactions;

●	Reductions in government spending could reduce demand for our services;

●

We may experience a failure of ground operations infrastructure or interference with our satellite signals that impairs the commercial performance of, or the services delivered over, our satellites or the satellites of other operators for whom we provide ground services, which could result in a material loss of revenues;

●

Interruption or failure of, or cyber-attacks on, our information technology and communication systems could hurt our ability to operate our business effectively, which could harm our business and operating results;

●

Our dependence on outside contractors could result in delays related to the design, manufacture and launch of our new satellites, or could limit our ability to sell our services to the U.S. Department of Defense, which could adversely affect our operating results and prospects;

●	Our future reported net income and asset values could be adversely affected by impairments of the value of goodwill and intangible assets;
●	We could experience the departure of key employees or may be unable to recruit the employees needed for our success;
●	We are subject to risks associated with doing business internationally;
●	Changes in tax laws and unanticipated tax liabilities could adversely affect our profitability.
●

Our failure to maintain or obtain authorizations under and comply with the U.S. export control and trade sanctions laws and regulations could have a material adverse effect on our results of operations, business prospects and financial condition;

●	The soundness of financial institutions and counterparties could adversely affect us; and
●	The content of third-party transmissions over our satellites may affect us since we could be subject to sanctions by various governmental entities for the transmission of certain content.

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected financial data.

The following information is only selected information and should be read in conjunction with “Item 5. Operating and Financial Review and Prospects,” and Telesat Canada’s audited consolidated financial statements and their notes included elsewhere in this Annual Report, as well as the other financial information included herein. Historical results from any prior period are not necessarily indicative of results to be expected for any future period.

The selected consolidated financial information is comprised of information of Telesat Canada for the period of January 1, 2013 to December 31, 2017 under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The selected consolidated statements of operations data and cash flows data for the years ended December 31, 2015 through December 31, 2017 have been derived from Telesat Canada’s audited consolidated financial statements prepared in accordance with IFRS included elsewhere in this Annual Report. Certain statements of cash flows data for the year ended December 31, 2014 has been restated as described in Note 3 of Telesat Holdings Inc.’s audited consolidated financial statements in Telesat Holdings Inc. Annual Report on Form 20-F filed with the Securities and Exchange Commissions on February 25, 2016. The selected balance sheet data for the years ended December 31, 2016 and December 31, 2017 have been derived from Telesat Canada’s audited consolidated financial statements prepared in accordance with IFRS included elsewhere in this Annual Report. The selected balance sheet data for the years ended December 31, 2013 through December 2015 and the selected consolidated statements of operations data and cash flows data for the years ended December 31, 2013 and December 31, 2014 have been derived from Telesat Holdings Inc.’s audited consolidated financial statements prepared under IFRS, but which are not included in this Annual Report.

Telesat Canada

Selected Historical Consolidated Financial Information
(all amounts in millions of Canadian dollars)

	Years Ended December 31,
	2013	2014	2015	2016	2017
Statements of income (loss) data:
Operating revenue
Broadcast	$471.0	$468.2	$492.6	$486.5	$472.8
Enterprise	402.4	430.2	434.6	420.1	430.3
Consulting and other	23.5	24.5	27.7	24.3	24.3
Total operating revenue	896.9	922.9	954.9	930.9	927.4
Operating expenses
Operating expenses	(201.1)	(187.8)	(184.3)	(174.9)	(187.7)
Depreciation	(211.1)	(216.5)	(207.8)	(224.8)	(221.1)
Amortization	(32.6)	(30.8)	(27.9)	(27.7)	(26.3)
Other operating gains (losses), net	25.3	(0.3)	—	(2.6)	5.9
Operating income	477.4	487.5	534.9	500.9	498.2
Other (expenses) income
Interest expense	(224.1)	(206.9)	(183.3)	(198.8)	(200.1)
Interest and other income	11.7	3.0	4.7	6.1	3.0
Loss on refinancing	(18.5)	—	—	(31.9)	—
Gain on changes in fair value of financial instruments	80.9	48.9	6.0	7.9	60.3
(Loss) gain on foreign exchange	(194.9)	(241.1)	(540.5)	92.6	223.9
Tax expense	(64.4)	(78.2)	(88.7)	(83.9)	(80.2)
Net income (loss)	$68.1	$13.2	$(266.9)	$292.9	$505.1
Statements of cash flows data:
Net cash from operating activities	$481.1	$412.0	$422.4	$527.4	$486.7
Net cash used in investing activities	$(78.9)	$(95.2)	$(193.9)	$(286.1)	$(164.6)
Net cash used in financing activities	$(291.9)	$(136.8)	$(80.6)	$(139.8)	$(588.8)
Balance sheets data (end of year):
Cash and cash equivalents	$298.7	$497.4	$690.7	$782.4	$479.0
Total assets	$5,718.3	$5,737.8	$6,004.6	$6,138.6	$5,697.6
Total debt (including current portion)	$3,341.9	$3,545.7	$4,063.2	$3,851.6	$3,543.4
Total shareholders’ equity	$1,122.0	$1,131.2	$918.1	$1,194.0	$1,142.8
Common shares	$340.6	$340.6	$340.6	$340.6	$26.6
Preferred shares	$316.1	$316.3	$316.3	$318.1	$126.1

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

Satellites utilize highly complex technology and operate in the harsh environment of space and therefore are subject to significant operational risks while in orbit. The risks include in-orbit equipment failures, malfunctions and other kinds of problems commonly referred to as anomalies. Satellite anomalies include, for example, circuit failures, transponder failures, solar array failures, telemetry transmitter failures, battery cell and other power system failures, satellite control system failures and propulsion system failures. Some of our satellites have had malfunctions and other anomalies in the past. See “Property, plants and equipment — In-orbit satellites” for more information relating to our significant anomalies and their impact on the health of our satellites. Acts of war, terrorism, magnetic, electrostatic or solar storms, space debris, satellite conjunctions or micrometeoroids could also damage our satellites.

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

Changes in consumer demand for traditional television services and expansion of terrestrial networks have adversely impacted the growth in subscribers to DTH television services in North America, which may adversely impact our future revenues.

A substantial amount of our revenue is earned from customers who use our services to provide DTH television services to the public in North America. For various reasons, the number of DTH subscribers to whom our customers provide services has been decreasing. In many regions of the world, including North America, the terrestrial networks with which we compete continue to expand. Terrestrial networks have advantages over traditional DTH services for the delivery of two-way services, such as on demand video services. Moreover, one of our largest DTH customers also has a substantial fiber terrestrial broadcast distribution network that it is continuing to expand, which has led to certain of their own DTH customers migrating to their terrestrial network. The migration of DTH customers to terrestrial networks, in order to access improved two-way services or for other reasons, could decrease the demand for our services, adversely impacting our future revenue and financial performance.

The growth of “over-the-top” (“OTT”) video distribution (e.g., Netflix) may also have an adverse impact on our business. OTT distribution is an on-demand (i.e. non-linear) platform that provides delivery of broadcasting services to consumers through an internet service provider that may not be involved in the control or distribution of the content itself. The growth of OTT distribution may have a negative impact on the demand for the services of some of Telesat’s large DTH customers, which could result in lower demand for our satellite capacity.

In Canada, the Canadian Radio-Television and Telecommunications Commission (“CRTC”) has mandated that broadcast distributors, including DTH operators, provide consumers with the option of “skinny basic” or “pick and pay” packages. These packages allow consumers to choose both the number and the specific channels they wish to receive beyond the entry level service offering as compared to the traditional subscription model which required consumers to sign up and pay for a large basic service and encouraged them to subscribe for up to several hundred channels. If consumers only subscribe to an entry level package or significantly reduce their subscriptions, it could reduce the revenue our customers receive for their DTH offerings. In turn, our customers may choose to reduce the number of channels they deliver to consumers, which would reduce the amount of satellite capacity they consume, adversely impacting our revenue.

Fluctuations in available satellite capacity could adversely affect our results.

The availability of satellite capacity has fluctuated over time, characterized by periods of undersupply of capacity, followed by periods of substantial new satellite construction which is, in turn, followed by an oversupply of available capacity. The industry appears to be currently experiencing a period of oversupply. Given the number of new satellites launched over the past year and the number presently under construction, many of which contain high throughput payloads, unless we experience a corresponding increase in demand, the next several years are likely to continue to be characterized by an oversupply of capacity. In addition, changes in technology could introduce a substantial amount of new capacity into the market, further exacerbating the oversupply problem (See “Changes in technology could have a material adverse effect on our results of operations, business prospects and financial condition”). An oversupply of capacity may lead to a decrease in rates charged for satellite services which could adversely affect our results.

Developments that we expect to support the growth in demand for satellite services, such as continued growth in corporate data and internet traffic, may fail to materialize or may not occur in the manner or to the extent we anticipate.

We are subject to significant and intensifying competition within the satellite industry and from other providers of communications capacity. Our failure to compete effectively would result in a loss of revenues and a decline in profitability, which would adversely affect our results of operations, business prospects and financial condition.

We provide point-to-point and point-to-multipoint services for voice, data and video communications and for high-speed internet access. We compete against global competitors who are substantially larger than we are in terms of both the number of satellites they have in orbit as well as in terms of their revenues. Due to their larger sizes, these operators are able to take advantage of greater economies of scale, may be more attractive to customers, may (depending on the specific satellite and orbital location in question) have greater flexibility to restore service to their customers in the event of a partial or total satellite failure and may be able to offer expansion capacity for future requirements. We also compete against regional satellite operators who may enjoy competitive advantages in their local markets. As a result of the availability of export credit agency financing for projects that would not otherwise obtain financing from commercial lenders, new entrants, including governments that have traditionally purchased satellite capacity from established satellite operators, are acquiring their own satellites, which increases the amount of available satellite capacity in the marketplace and decreases the demand for our services.

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

Our business is also subject to competition from ground based forms of communications technology. For many point-to-point and other services, the offerings provided by terrestrial companies can be more competitive than the services offered via satellite. A number of companies are increasing their ability to transmit signals on existing terrestrial infrastructures, such as fiber optic cable, DSL (digital subscriber line) and terrestrial wireless transmitters often with funding and other incentives provided by government. See “Business Overview — Competition.” The ability of any of these companies to increase their capacity and/or the reach of their network significantly would likely result in a decrease in the demand for our services. Increasing availability of capacity from other forms of communications technology can create an excess supply of telecommunications capacity, decreasing the prices we would be able to charge for our services under new service contracts and thereby negatively affecting our profitability. New technology could render satellite-based services less competitive by satisfying consumer demand in other ways. We also compete for local regulatory approval in places where more than one provider may want to operate, and with other satellite operators for scarce frequency assignments and a limited supply of orbital locations.

Our failure to compete effectively could result in a loss of revenues and a decline in profitability, a decrease in the value of our business and a downgrade of our credit rating, which would restrict our access to the capital markets.

Changes in technology could have a material adverse effect on our results of operations, business prospects and financial condition.

The implementation of new technologies that can provide increased capacity to end users at lower cost may reduce demand for our services. The introduction of first generation high throughput satellites (“HTS”), such as ViaSat-1, Jupiter 1 and Intelsat’s “Epic” line of HTS, all of which are able to transmit substantially more data than preexisting satellites, may decrease demand and/or prices for traditional satellite capacity. Many of the new and replacement satellites to be deployed in the near term will be HTS satellites or include high throughput payloads. In addition, second generation HTS systems recently launched and in development purport to be capable of throughput that substantially exceeds the throughput of first generation HTS. While we own the high throughput Canadian payload on ViaSat-1, and have incorporated high throughput payloads on our Telstar 12 VANTAGE satellite and the Telstar 18 VANTAGE and Telstar 19 VANTAGE satellites currently under construction, the introduction of more, and more capable, HTS by other operators into the markets in which we participate could have a material adverse effect on our results of operations, business prospects and financial condition.

A number of non-geostationary orbit (“NGSO”) satellite projects are in development which, if implemented successfully, could have significant advantages over geostationary satellite systems, in particular for latency sensitive applications. These projects have the potential to substantially increase the amount of available capacity in the marketplace, decreasing demand for geostationary satellite services. In addition to new satellite technologies, new projects which could compete with traditional satellite services have recently been announced, including for the provision of telecommunications services using balloons or drones.

Improvements in existing technologies could also adversely impact the demand for satellite services. For example, improvements in signal compression could allow our customers to transmit the same amount of data using a reduced amount of capacity, which could decrease demand for our services.

There are numerous risks and uncertainties associated with our planned LEO constellation, and we may ultimately choose to not proceed with the project, we may proceed with the project and it may not be successful, or, irrespective of the foregoing, our pursuit of a LEO constellation may negatively impact our existing business, all of which could have a material adverse effect on our operations, business prospects, financial condition and our ability to repay our debt.

We are currently developing an advanced, global low earth orbit (“LEO”) constellation consisting of over one hundred, and potentially several hundred, satellites in NGSO. There are numerous risks and uncertainties associated with NGSO constellations generally and with Telesat’s LEO constellation.

NGSO constellations are complex. In order to operate successfully, all components of the system, both on the ground and in space, must be integrated seamlessly and efficiently. Unlike most traditional geostationary satellites currently in use which rely on legacy, space-tested hardware and established ground equipment infrastructures, much of the technology necessary for the successful operation of a LEO constellation, in particular the Telesat LEO constellation, is still in development. Our LEO constellation design incorporates leading-edge satellite technologies, including on-board data processing,  multi-beam phased array antennas, and optical inter-satellite links, that have not been fully developed for space applications at the scale, levels of performance and price points that we require. In addition, in order to provide a competitive service in certain of the customer segments we plan to serve, we require advances in ground terminal design and manufacture, particularly electronic flat panel antennas capable of acquiring and tracking LEO satellites. If our LEO constellation does not deliver a high quality of service at prices that are competitive relative to other satellite providers and alternative products, we may not be able to acquire customers and establish a successful business. It is possible that despite our concerted effort to do so, we may not be able to sufficiently overcome the technological hurdles required to complete our planned LEO constellation or we may implement our LEO constellation and, due to technological issues we did not foresee or which we did not effectively address, our LEO constellation may not operate as planned.

In order to operate our LEO constellation efficiently and in a commercially viable manner, we will require access to a sufficient amount of spectrum. We currently hold an authorization from Canada for an NGSO network in Ka-band which has global ITU priority. However, the regulatory framework relating to NGSO spectrum rights remains uncertain. Some of the international and domestic regulations governing NGSO satellites are undergoing revision or have yet to be established. Both Canada and the U.S. have recently adopted new deployment milestones for NGSO systems and the ITU is expected to adopt new deployment milestones for the bringing-into use (“BIU”) and maintenance of international NGSO filings at the World Radio Conference in November 2019. New milestones could adversely impact our ability to maintain priority rights for our planned LEO constellation.  Irrespective of any change in regulations, under current ITU rules we must successfully BIU our Ka-band rights by placing a satellite in our LEO orbit by the current deadline, failing which, we may lose our ITU priority which could impair or preclude the deployment of our LEO constellation. In addition, while the international rules governing coordination between NGSO satellite systems are well established and rely on international filing date priority, the U.S. has adopted a different approach to NGSO-NGSO coordination that requires band splitting if NGSO operators are unable to reach a coordination agreement.  As a result, the amount of spectrum that may be available to us for our LEO constellation in the U.S. is uncertain.  It is possible that other jurisdictions may adopt the U.S. approach. Some of the spectrum utilized by Telesat’s LEO constellation is also allocated to terrestrial fixed and mobile services and GSO satellite services. Other portions of the spectrum we plan to use are under consideration for being designated for terrestrial fixed and mobile services. While some jurisdictions have established rules for sharing the spectrum, many jurisdictions have yet to address this issue.  Our ability to use shared spectrum for our LEO constellation may be adversely impacted by new rules or the absence of rules for spectrum sharing. In addition, in order to successfully sell services on our LEO constellation, we will require market access to each country in which our customers are located. It is uncertain if we will be successful in obtaining market access to all of the countries needed to make our LEO constellation commercially successful. See “We operate in a highly regulated industry and government regulations may adversely affect our ability to sell our services, or increase the expense of such services or otherwise limit our ability to operate or grow our business”.

The implementation of our planned LEO constellation will require a substantial outlay of capital.  We may not be able to raise sufficient capital, for any number of reasons. See “Our business is capital intensive and we may not be able to raise adequate capital to finance our business strategies, or we may be able to do so on terms that significantly restrict our ability to operate our business” and “Risks related to our indebtedness and our Senior Notes”. If we are unable to raise sufficient capital, we will not be able to build and deploy our constellation. In addition, if we are successful in raising  sufficient capital to fund the LEO constellation and the constellation does not operate as expected or is otherwise commercially unsuccessful, we may not be able to repay all or a substantial part of our debt.

Although we believe there is a significant market for our LEO constellation, we may not be able to attract enough customers to make the project successful and earn a sufficient return on our investment, which could have a material adverse effect on our business prospectus, financial condition and our ability to repay our debt.

The development and deployment of our LEO constellation may place a significant burden on our management and other internal resources. The diversion of management’s attention and internal resources to our LEO constellation and away from our existing operations could harm our business and operating results.

If successfully implemented, our LEO constellation may decrease demand for our other satellite services. See “Changes in technology could have a material adverse effect on our results of operations, business prospects and financial condition.”

The actual orbital maneuver lives of our satellites may be shorter than we anticipate, and we may be required to reduce available capacity on our satellites prior to the end of their orbital maneuver lives.

We anticipate that our satellites will have the end of orbital maneuver life dates described in “Property, plants and equipment — In-orbit satellites.” For all but one of our satellites, the expected end-of-orbital maneuver life date goes beyond the manufacturer’s end-of-service life date. A number of factors will affect the actual commercial service lives of our satellites, including: the amount of propellant used in maintaining the satellite’s orbital location or relocating the satellite to a new orbital location (and, for newly-launched satellites, the amount of propellant used during orbit raising following launch); the durability and quality of their construction; the performance of their components; conditions in space such as solar flares and space debris; operational considerations, including operational failures and other anomalies; and changes in technology which may make all or a portion of our satellite fleet obsolete.

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

Our current satellite insurance does not protect us against all satellite-related losses that we may experience, and we do not have in-orbit insurance coverage for all of the satellites in our fleet. As of December 31, 2017, the total net book value of our six in-orbit satellites for which we do not have insurance (Nimiq 1, Nimiq 2, Anik F1, Telstar 12, Telstar 18, and ViaSat-1) was approximately $35 million. Our insurance does not protect us against business interruption, loss of revenues or delay of revenues. In addition, we do not insure the net book value of performance incentives that may be payable to a satellite’s manufacturer as these are payable only to the extent that the satellite operates in accordance with contracted technical specifications. Our existing launch and in-orbit insurance policies include, and any future policies that we obtain can be expected to include, specified exclusions, deductibles and material change limitations. Typically, these insurance policies exclude coverage for damage or losses arising from acts of war, anti-satellite devices, electromagnetic or radio frequency interference and other similar potential risks for which exclusions are customary in the industry at the time the policy is written. In addition, they typically exclude coverage for satellite health-related problems affecting our satellites that are known at the time the policy is written or renewed. Any claims under existing policies are subject to settlement with the insurers and may, in some instances, be payable to our customers.

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

For the year ended December 31, 2017, our top five customers together accounted for approximately 55% of our revenues. At December 31, 2017, our top five backlog customers together accounted for approximately 87% of our backlog. If any of our major customers choose to not renew their contracts at the expiration of the existing terms or seek to negotiate concessions, particularly on price, it could have a material adverse effect on our results of operations, business prospects and financial condition. Our customers could experience a downturn in their business or find themselves in financial difficulties, which could result in their ceasing or reducing their use of our services or becoming unable to pay for services they had contracted to buy. In addition, some of our customers’ industries are undergoing significant consolidation, and our customers may be acquired by each other or other companies, including by our competitors. Such acquisitions could adversely affect our ability to sell services to such customers and to any end-users whom they serve. Some customers have in the past defaulted, and our customers may in the future default, on their obligations to us due to bankruptcy, lack of liquidity, operational failure or other reasons. Such defaults could adversely affect our revenues, operating margins and cash flows. If our contracted revenue backlog is reduced due to the financial difficulties of our customers, our revenues, operating margins and cash flows would be further negatively impacted.

Our business is capital intensive and we may not be able to raise adequate capital to finance our business strategies, or we may be able to do so only on terms that significantly restrict our ability to operate our business.

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

We also operate satellites through licenses granted by, and are subject to regulations in, countries other than Canada and the United States. For example, the Brazilian national telecommunications agency, ANATEL, regulates the granting of exploitation and landing rights to the operation of Brazilian and foreign satellites and their use to transport telecommunication signals. ANATEL has authorized us, through our subsidiary, Telesat Brasil Capacidade de Satélites Ltda. (“TBCS”), to operate Telstar 14R/Estrela do Sul 2, a Ku-band fixed satellite services (“FSS”) satellite at 63° WL pursuant to a Concession Agreement, and Telstar 19 VANTAGE, which is currently under construction. ANATEL has also accredited us as the legal representative in Brazil for Telstar 12 VANTAGE, Anik F1 and Anik G1. Telstar 18 operates at the 138° EL orbital location under an agreement with APT, which has been granted the right to use the 138° EL orbital location by The Kingdom of Tonga.

In a number of countries, including Canada and the United States, regulators are considering and may adopt new spectrum allocations for terrestrial mobile broadband and 5G, including in bands that are currently allocated to satellite services. New spectrum allocations may require satellite operators to vacate or share spectrum and may limit the spectrum that is available for satellite services, which could adversely impact our business.

In addition to regulatory requirements governing the use of orbital locations, most countries regulate transmission of signals to and from their territory, and we are required to obtain and maintain authorizations to carry on business in the countries in which we operate.

If we fail to obtain or maintain particular authorizations on acceptable terms, such failure could delay or prevent us from offering some or all of our services and adversely affect our results of operations, business prospects and financial condition. In particular, we may not be able to obtain all of the required regulatory authorizations for the construction, launch and operation of any of our future satellites, for the orbital locations and spectrum for these satellites and for our ground infrastructure, on acceptable terms or at all. Even if we were able to obtain the necessary authorizations and orbital locations, the licenses we obtain may impose significant operational restrictions, or not protect us from interference that could affect the use of our satellites. Countries or their regulatory authorities may adopt new laws, policies or regulations, or change their interpretation of existing laws, policies or regulations, that could cause our existing authorizations to be changed or cancelled, require us to incur additional costs, impose or change existing pricing, or otherwise adversely affect our operations or revenues. As a result, any currently held regulatory authorizations are subject to rescission and renewal and may not remain sufficient or additional authorizations may be necessary that we may not be able to obtain on a timely basis or on terms that are not unduly costly or burdensome. Further, because the regulatory schemes vary by country, we may be subject to regulations in foreign countries of which we are not presently aware that we are not in compliance with, and as a result could be subject to sanctions by a foreign government. See “Business Overview — Government regulation.”

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

The ITU establishes the Radio Regulations, an international treaty which contains the rules concerning frequency allocations and the priority to, coordination of, and use of, radio frequency assignments. The ITU Radio Regulations define the allocation of radio frequencies to specific uses. The ITU Radio Regulations are periodically reviewed and revised at World Radiocommunication Conferences (“WRC”), which take place typically every three to four years. Terrestrial operators are increasingly seeking additional radio frequency assignments, including frequencies currently designated for exclusive or shared use by satellite systems, to support the increasing demand for terrestrial services. The ITU is currently reviewing and may adopt at the WRC in November 2019 new international spectrum allocations for terrestrial mobile and other services. As a result, we cannot guarantee that the ITU will not change its allocation decisions and rules in the future in a way that could limit or preclude our use of some or all of our existing or future orbital locations or spectrum. See “Business Overview — Government Regulations.”

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

To ensure no disruption in our business and to prevent loss of customers, we will be required to commence construction of a replacement satellite approximately five years prior to the expected end of service life of the satellite then in orbit. Typically, it costs in the range of US$250 million to US$300 million to construct, launch and insure a satellite. There is no assurance that we will have sufficient cash, cash flow or be able to obtain third party or shareholder financing to fund such expenditures on favorable terms, if at all, or that we will obtain shareholder approval to procure replacement satellites. Certain of our satellites are nearing their expected end-of-orbital maneuver lives. See “Property, plants and equipment — In-orbit satellites” for more information on the expected end-of-orbital maneuver lives of our satellites. Should we not have sufficient funds available to replace those satellites or should we not receive approval from our shareholders to purchase replacement satellites, it could have a material adverse effect on our results of operations, business prospects and financial condition.

Significant changes in exchange rates could have a material adverse effect on our financial results.

Our main foreign currency exposures as at December 31, 2017 lie in our U.S. dollar denominated debt financing and cash and cash equivalents. In addition, approximately 52% of our revenue, 42% of our operating expenses, 100% of our interest expense on indebtedness and the majority of our capital expenditures were denominated in U.S. dollars for the twelve months ended December 31, 2017.

As a result of an increase in the value of the Canadian dollar against the U.S. dollar at December 31, 2017 compared to December 31, 2016, we recorded a foreign exchange gain of approximately $224 million. A five percent increase (decrease) in the value of the U.S. dollar against the Canadian dollar would have increased (decreased) our indebtedness and decreased (increased) our net income as at December 31, 2017 by $182 million. A five percent increase (decrease) in the value of the U.S. dollar against the Canadian dollar would have increased (decreased) our cash and cash equivalents by $18 million, increased (decreased) our net income by $16 million and decreased (increased) our other comprehensive loss by $2 million as at December 31, 2017. In addition, for the twelve months ended December 31, 2017, a five percent increase (decrease) in the value of the U.S. dollar against the Canadian dollar would have increased (decreased) revenue by $24 million, operating expenses by $4 million and interest expense by $10 million. These analyses assume that all other variables remain constant.

A portion of our revenues come from contracts which are denominated in Brazilian Reais. Any decrease in the value of the Brazilian Reais against the Canadian dollar would reduce our revenues.

Significant changes in exchange rates could materially increase our interest and other payment obligations under our financing arrangements.

As at December 31, 2017, the Canadian dollar equivalent of our debt, excluding deferred financing costs, interest rate floor and prepayment option, was $3,645 million.

As at December 31, 2017, if the value of the Canadian dollar against the U.S. dollar increased (decreased) by $0.01, our indebtedness would have decreased (increased) by $29 million.

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

For the twelve months ended December 31, 2017, approximately 48% of our revenues were received in currencies other than the U.S. currency, the majority of which were in Canadian currency. The revenues that we receive in U.S. currency may mitigate a portion of our exchange rate risk, but do not fully protect us from that risk.

We may pursue acquisitions, dispositions and strategic transactions which could result in the incurrence of additional costs, liabilities or expenses in connection with the implementation of such transactions.

In the future, we may pursue acquisitions, dispositions and strategic transactions, which may include joint ventures and strategic relations, as well as business combinations or the acquisition or disposition of assets. Acquisitions, dispositions and strategic transactions involve a number of risks, including: potential disruption of our ongoing business; distraction of management; may result in our being more leveraged; the anticipated benefits and cost savings of those transactions may not be realized fully or at all or may take longer to realize than expected; increasing the scope and complexity of our operations; and loss or reduction of control over certain of our assets.

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

Our dependence on outside contractors could result in delays related to the design, manufacture and launch of our new satellites, or could limit our ability to sell our services to the U.S. Department of Defense, which could adversely affect our operating results and prospects.

Any delays in the design, construction or launch of our satellites could have a material adverse effect on our business, financial condition and results of operations. There is a limited number of manufacturers that are able to design and build satellites according to the technical specifications and standards of quality we require, including Airbus Defence and Space, Thales Alenia Space, Boeing, Lockheed Martin, MELCO, Orbital and SS/L. There is also a limited number of suppliers able to launch such satellites, including International Launch Services, Arianespace, Mitsubishi Heavy Industries, SpaceX and Lockheed Martin. Should any of our suppliers’ businesses fail, it would reduce competition and could increase the cost of satellites and launch services. Adverse events with respect to any of our manufacturers or launch suppliers could also result in the delay of the design, construction or launch of our satellites. For example, many of our past launches were provided by International Launch Services, an entity owned by the Russian government. In response to the ongoing situation involving the Russian Federation in the Ukraine, various governments have implemented economic and other sanctions against Russia and its interests. U.S. law requires satellite manufacturers to obtain a license from the U.S. government for the exportation of certain prescribed U.S. technologies, if the exportation of the technology is to a Russian counterparty. Virtually all satellites manufactured outside of China contain prescribed U.S. technology. Should the U.S. implement sanctions which would have the effect of blocking the export of satellites containing prescribed U.S. technologies to Russian-controlled launch providers, it would lead to a reduction in launch alternatives and, as a result, could lead to increased launch costs or delays in the future, which could have an adverse impact on our business. In addition, in December 2017, the U.S. government adopted new legislation that prohibits the U.S. Secretary of Defense from procuring satellite services using satellites that were launched on a Russian launch vehicle.

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

Our future reported net income and asset values could be adversely affected by impairments of the value of goodwill and intangible assets.

The assets listed on our consolidated balance sheet as at December 31, 2017 include goodwill with a carrying value of approximately $2,447 million and other intangible assets with a carrying value of approximately $813 million. A valuation of goodwill and other intangible assets (such as orbital locations) with indefinite useful lives is undertaken on an annual basis, or whenever events or changes in circumstances indicate that the carrying amount is likely to exceed their recoverable amount. We measure for impairment using a projected discounted cash flow method and confirm the assessment using other valuation methods. If the asset’s carrying value is more than its recoverable amount, the difference is recorded as a reduction in the amount of the asset on the balance sheet and an impairment charge in the statement of income (loss). Testing for impairment requires significant judgment by management to determine the assumptions used in the impairment analysis. Any changes in the assumptions used could have a material impact on the impairment analysis and result in an impairment charge. We cannot predict whether an event that triggers impairment will occur, when it will occur or how it will affect the reported asset values. If our goodwill or other intangible assets are deemed to be impaired in whole or in part, we could be required to reduce or write-off such assets, which could have a material adverse effect on our financial condition.

We could experience the departure of key employees or may be unable to recruit the employees needed for our success.

We rely on a number of key employees, including members of our management and certain other employees possessing unique experience in technical and commercial aspects of the satellite services business. If we are unable to retain these employees, it could be difficult to replace them. In addition, our business, with its constant technological developments, must continue to attract highly qualified and technically skilled employees. In the future, if we were unable to retain or replace our key employees, or if we were unable to attract new highly qualified employees, it could have a material adverse effect on our results of operations, business prospects and financial condition.

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

Changes in tax laws and unanticipated tax liabilities could adversely affect our profitability.

We are subject to income taxes in Canada and numerous foreign jurisdictions. Our effective income tax rate could be adversely affected in the future by a number of factors, including changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities, changes in tax laws, and the outcome of income tax audits in various jurisdictions around the world. Many of the countries in which we do business have or are expected to adopt changes to tax laws as result of the Base Erosion and Profit Shifting final proposals from the Organization for Economic Co-operation and Development and specific country anti-avoidance initiatives. Such tax law changes increase uncertainty and may adversely affect our tax provision. We regularly assess all of these matters to determine the adequacy of our tax provision, which is subject to significant judgment.

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

We have a significant amount of debt. As at December 31, 2017, we had total debt of US$2,900 million and up to US$200 million of unused available revolving capacity under the Senior Secured Credit Facilities.

Our substantial amount of debt may have important consequences. For example, it may: make it more difficult for us to satisfy our obligations under the Senior Notes; increase our vulnerability to general adverse economic and industry conditions; require us to dedicate a substantial portion of our cash flow from operations to make interest and principal payments on our debt, thereby limiting the availability of our cash flow to fund future capital expenditures, working capital and other general corporate requirements; limit our flexibility in planning for, or reacting to, changes in our business and in the industries that we service; place us at a competitive disadvantage compared with competitors that have less debt; and limit our ability to borrow additional funds, even when necessary to maintain adequate liquidity.

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

Our Senior Notes, and each guarantee of the Senior Notes, are unsecured and therefore are effectively subordinated to any secured debt that the Co-Issuers or the guarantors may incur to the extent of the value of the assets securing such debt. In the event of a bankruptcy, insolvency or similar proceeding involving a Co-Issuer (as and to the extent applicable to Telesat Canada) or guarantor, the assets which serve as collateral for any secured debt will be available to satisfy the obligations under the secured debt before any payments are made on the Senior Notes. As a result, the holders of our Senior Notes may receive less, ratably, than the holders of secured debt in the event of the Co-Issuers’ or the guarantors’ bankruptcy, insolvency, liquidation, reorganization, dissolution or other winding up and the Notes may not be repaid. As at December 31, 2017, we had outstanding secured indebtedness of US$2,400 million and US$200 million of unused available revolving capacity under the Senior Secured Credit Facilities (not giving effect to US$0.2 million of outstanding letters of credit). Our Senior Notes are effectively subordinated to any borrowings under our current or future senior credit facilities and our other secured debt to the extent of the value of the assets securing such debt. See also “— We may not be able to generate sufficient cash to service all of our indebtedness.”

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

Our subsidiaries that provide guarantees of our Senior Notes will be automatically released from those guarantees upon the occurrence of certain events, including the following: the designation of that guarantor as an unrestricted subsidiary; the release or discharge of any guarantee or indebtedness that resulted in the creation of the guarantee of our Senior Notes by such guarantor; or the sale or other disposition (by amalgamation, merger or otherwise), including the sale of substantially all the assets, of that guarantor.

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

The agreements governing our debt, including the indenture governing our Senior Notes and the Credit Agreement impose operating and financial restrictions on our activities. For example, the revolving credit facility requires us to comply with a first lien net leverage ratio of 5.75:1.00, tested quarterly when any borrowings are outstanding. The indenture governing our Senior Notes, the Credit Agreement and future debt agreements may also limit or prohibit our ability to, among other things:

●	incur additional debt and issue disqualified stock and preferred shares;

●	create liens;

●	pay dividends, acquire shares of capital stock, make payments on subordinated debt or make investments;

●	create or permit to exist specified restrictions on our ability to receive distributions from restricted subsidiaries;

●	make certain investments;

●	issue guarantees;

●	issue or sell the capital stock of restricted subsidiaries;

●	sell or exchange assets;

●	modify or cancel our satellite insurance;

●	enter into certain transactions with affiliates; and

●	effect mergers.

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

Our ability to make payments on, or repay or refinance our debt, including our Senior Notes, and to fund planned capital expenditures will depend largely upon our future operating performance. Our future performance, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. In addition, our ability to borrow funds in the future to make payments on our debt will depend on the satisfaction of the covenants in the Senior Secured Credit Facilities and in the indenture governing our Senior Notes and other agreements we may enter into in the future. In addition, if any borrowings are outstanding under the revolving credit facility, we will be required to comply with a first lien net leverage ratio of 5.75:1.00, tested quarterly, and failure to comply will result in an event of default under the revolving credit facility. The indenture governing our Senior Notes and the Credit Agreement contain limitations on our ability to incur additional debt. We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under the Senior Secured Credit Facilities or from other sources in an amount sufficient to enable us to pay our debt, including our Senior Notes, or to fund our other liquidity needs. As of December 31, 2017, we had US$200 million of unused available revolving capacity under our Senior Secured Credit Facilities (not giving effect to US$0.2 million of outstanding letters of credit). In addition, our ability to raise additional capital to refinance our debt or to fund our operations is dependent on capital market conditions.

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

We may not be able to generate sufficient cash to service all of our indebtedness.

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

Borrowings under the Senior Secured Credit Facilities will be at variable rates of interest and will expose us to interest rate risk. Assuming all revolving loans are fully drawn, each quarter percentage point change in interest rates would result in a $6 million change in annual interest expense on indebtedness under the Senior Secured Credit Facilities. We have entered into, and in the future we may enter into, interest rate swaps that involve the exchange of floating for fixed rate interest payments in order to reduce interest rate volatility. However, we may not maintain interest rate swaps with respect to all or any of our variable rate indebtedness, and any swaps we enter into may not fully mitigate our interest rate risk, may prove disadvantageous or may create additional risks, including risks discussed in “Risks related to our business” above.

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

Fraudulent preference, transfer at undervalue and fraudulent conveyance laws in the United States and Canada have been enacted for the protection of creditors. Under these fraudulent preference, transfer at undervalue or fraudulent conveyance laws, a United States or Canadian court could subordinate the guarantees granted under the indenture governing our Senior Notes to the guarantors’ present and future indebtedness and a United States or Canadian court could take other actions detrimental to your interests as a holder of our Senior Notes, including voiding the guarantees and payments made under the guarantees. The United States or Canadian courts could take that action if it found that at the time the guarantee was incurred, such guarantor:

●	incurred this debt with the intent of hindering, delaying, defeating or defrauding current or future creditors or incurred the debt with a view to, or having the effect of, preferring one set of creditors over other creditors;

●	received less than reasonably equivalent value or fair consideration for incurring this debt and the guarantor;

●	was insolvent or was rendered insolvent by reason of the related financing transactions;

●	was engaged, or about to engage, in a business or transaction for which its remaining assets constituted unreasonably small capital to carry on its business; or

●	intended to incur, or believed that it would incur, debts beyond its ability to pay these debts as they mature, as all of the foregoing terms are defined in or interpreted under the relevant fraudulent transfer or conveyance statutes.

The measure of insolvency for purposes of the foregoing considerations will vary depending upon the law of the jurisdiction that is being applied in any such proceeding. Generally, an entity would be considered insolvent if, at the time it incurred the debt or issued the guarantee:

●	it could not pay its debts or contingent liabilities as they become due;

●	the sum of its debts, including contingent liabilities, is greater than its assets, at fair valuation;

●	it cannot or has not paid its debts or obligations as they generally become due; or

●	the present fair saleable value of its assets is less than the amount required to pay the probable liability on its total existing debts and liabilities, including contingent liabilities, as they become absolute and mature.

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

We believe that the guarantors:

●	did not have the intent of hindering, delaying or defrauding any creditors;

●	did not receive less than reasonably equivalent value or fair consideration for incurring the debt;

●	were not insolvent or rendered insolvent by the incurrence;

●	had sufficient capital to run our or their businesses effectively;

●	were able to pay obligations on our Senior Notes and the guarantees, together with their other debts, as they mature or become due; and

●	did not incur the debt with a view to, nor did the incurrence have the effect of, giving a preference over any other creditors.

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

Our Senior Notes have not been, and will not be, registered under the Securities Act or any state securities laws. As a result, holders of our Senior Notes may reoffer or resell our Senior Notes only if: there is an applicable exemption from the registration requirements of the Securities Act and applicable state laws that applies to the circumstances of the offer and sale; or the Senior Notes are sold pursuant to an effective registration statement.

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

As at December 31, 2017, Loral owned approximately 63% of the economic interest of Telesat Canada, and PSP Investments owned approximately 36%. We are controlled by our board of directors which is comprised of ten members, three nominated by Loral, three nominated by PSP Investments and four independent directors selected by a nominating committee comprised of one PSP Investments nominee, one Loral nominee and one of the independent directors then in office. Loral and PSP Investments together can effectively control any vote. Additionally, Loral has veto rights with respect to certain decisions that require shareholder approval. Circumstances may occur in which the interests of our shareholders could be in conflict with the interests of the holders of the Senior Notes. For example, our shareholders, subject to the limitations in the indenture governing our Senior Notes and the credit agreement governing our Senior Secured Credit Facilities, could approve the payment of dividends or other distributions to our shareholders, reducing the cash we have available to pay our debts, including the Notes. In addition, our shareholders may have an interest in pursuing acquisitions, divestitures, additional financing or monetization activities or other transactions that, in their judgment, could enhance their equity investment even though such transactions might involve risks to the holders of our Senior Notes if the transactions resulted in our acquiring more debt or significantly changed the nature of our business operations or strategy. In addition, if we encounter financial difficulties, or we are unable to pay our debts as they mature, the interests of our shareholders might conflict with those of the holders of our Senior Notes. In that situation, for example, the holders of our Senior Notes might want us to raise additional equity from existing shareholders or other investors to reduce our leverage and pay our debts, while existing shareholders might not want to increase their investment in us or have their ownership diluted and may instead choose to take other actions, such as selling our assets.

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

Various funds affiliated with MHR hold, as at December 31, 2017, approximately 39.9% of Loral’s outstanding voting common stock and 58.4% of Loral’s total outstanding voting and non-voting common stock. Mark H. Rachesky, M.D., chairman of our board of directors and non-executive chairman of the board of directors of Loral, is the co-founder and president of MHR.

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

Telesat Amalgamation

Effective January 1, 2017, Holdings completed a corporate reorganization pursuant to which Holdings amalgamated with Telesat Interco Inc. and immediately thereafter the newly amalgamated company amalgamated with Telesat Canada. The continuing entity, existing under the laws of Canada, is named Telesat Canada. As a result of the amalgamation, the share capital of Holdings became the share capital of Telesat Canada.

As at December 31, 2017, Loral indirectly held shares in Telesat Canada effectively representing approximately 62.7% of the economic interests and 32.7% of the voting power of Telesat Canada and PSP Investments indirectly held shares effectively representing approximately 36.1% of the economic interests, 67.3% of the voting power, other than in respect of the election of directors, and together with two other Canadian investors, 67.3% of the voting power for the election of directors, of Telesat Canada. As at December 31, 2017, certain current and former Telesat employees held shares representing 1.2% of the economic interests of Telesat Canada.

B. Business overview

We are a leading global satellite operator. Our satellite fleet and ground infrastructure provide a powerful platform supporting (i) strong video distribution and DTH neighborhoods in North America characterized by long-term contracts with blue chip customers and significant contractual backlog, (ii) an efficient enterprise and government services business that provides customers in Canada with end-to-end communications services and (iii) satellite services for customers outside of North America for backhaul, corporate networks, maritime and aero services, and video distribution and contribution.

Through our deep commitment to customer service and focus on innovation and engineering excellence, we have developed strong relationships with a diverse range of high-quality customers, including many of the world’s preeminent video and data service providers. Our current customers include North American DTH providers Bell TV, Shaw Direct and EchoStar/DISH Network, and leading international telecommunications service providers SpeedCast, VodaFone, BT, Panasonic Avionics, Global Eagle and Omni Access.

Our North American Broadcast and Enterprise Services customer service contracts are typically multi-year in duration and, in the past, we have successfully contracted all or a significant portion of a satellite’s capacity prior to commencing construction. As a result, we had approximately $3.8 billion in contracted revenue backlog as at December 31, 2017. See “— Sales and marketing — Revenue backlog” for additional information.

The North American focused part of our satellite fleet is comprised of Anik F1R, Anik F2, Anik F3, Nimiq 4, Nimiq 5, Nimiq 6, certain beams on Anik G1, and the Canadian payload on ViaSat-1. The international focused part of our satellite fleet is comprised of Anik F1, Telstar 11N, Telstar 12, Telstar 12 VANTAGE, Telstar 14R/Estrela do Sul 2, Telstar 18 and certain beams on Anik G1. Our Nimiq 1 and Nimiq 2 satellites are primarily used to provide short-term services to other operators who use the satellites at their designated orbital locations to preserve their spectrum rights. Our Telstar 18 VANTAGE satellite is now under construction and will replace our Telstar 18 satellite and expand upon the services we are able to provide from the 138° EL orbital location. Our Telstar 19 VANTAGE satellite is also under construction and will be colocated with Telstar 14R/Estrela do Sul 2 and will expand upon the services we are able to provide from our 63° WL orbital location. In addition, we recently launched a Ka-band satellite into low earth orbit (“LEO”) as part of our plans to deploy an advanced, global LEO constellation. We also manage the operation of additional satellites for third parties.

We believe our global satellite fleet, access to desirable spectrum rights, and strong relationships with our customers underpin our established, predictable core business, and provide us with the opportunity to capitalize on the growth drivers in the satellite industry and the markets we serve.

Industry Overview and Trends

We compete in the market for the provision of voice, data, video and internet connectivity services worldwide. Services of this type are provided using various technologies, including satellite networks. We currently operate in the FSS sector of the satellite industry. Operators in the FSS sector provide communications links between fixed points on the earth’s surface, referred to as point-to-point services, and from one point to multiple points, referred to as point-to-multipoint services. Increasingly, the FSS sector is also providing services to mobile platforms, such as ships and airplanes. Over the last several decades, deregulation and privatization have significantly reshaped the FSS sector. In addition, the sector has undergone consolidation, with regional and national operators being acquired by larger companies or seeking to partner with other providers. In addition, there have been many new, smaller entrants, including many governmental operators, launching national or regional satellite programs.

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

Satellite Communication Benefits

Satellite operators compete with terrestrial network operators (e.g., cable, DSL, fiber optic, cellular/wireless and microwave transmission) in the market for video, data and voice communication services. We believe that satellite services have several advantages over these competing communication platforms, including:

●	satellite remains a cost-effective and efficient means to deliver a signal (TV, radio, internet) to hundreds or millions of locations in a large geographic area;

●	the ability to provide ubiquitous coverage over a large geographic region allowing for the addition of sites at a lower marginal cost. Unlike cable and fiber lines, satellites can readily provide broadcast and communication services over large areas and to remote locations where the population density may not be high enough to warrant the expense of building a terrestrial-based communications network;

●	the ability to deploy communications quickly in locations where little or no infrastructure is available, for example in the case of natural disaster response; and

●	the ability to bypass shared and congested terrestrial links, further enhancing network performance.

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

Key factors expected to drive satellite services growth in the coming decade are as follows:

●	Consumer broadband — As demand for high speed internet services continues to grow, many regions in the developed and underdeveloped world continue to lack terrestrial communications infrastructure that can deliver required speeds and reliability. Today’s satellites offer a solution to address this increasing demand as the capabilities of high-throughput satellites allow broadband speeds significantly higher than earlier generation satellites and which are comparable to many terrestrial alternatives.

●	Backhaul — Satellites allow telecom operators to expand the reach of their fixed and mobile networks to locations not served, or under served, by terrestrial networks by connecting these off-network locations to their main networks. Growing demand for fixed and mobile data is anticipated to drive growth for satellite backhaul services.

●	Corporate networks — As economic growth accelerates in parts of the world with poor terrestrial infrastructure, corporate enterprises expanding their activities in these regions drive demand for increased satellite capacity.

●	Maritime and Aeronautical services — As broadband connectivity becomes more central to businesses and individuals, the need to stay connected has spread to locations that cannot readily access terrestrial networks. Commercial maritime vessels including cruise ships, cargo carriers, container vessels and oil tankers are making greater use of satellite services to provide reliable broadband to passengers, improve operations and support crew morale. In aeronautical markets, satellite broadband for passenger and crew communications is also growing and has become a significant driver of demand as airlines around the world continue to implement in-flight Wi-Fi in passenger cabins along with secure broadband for the cockpit.

●	Video services — In developing markets, such as Latin America, Sub-Saharan Africa and parts of Asia, satellite operators are experiencing increased demand for satellite capacity for both video distribution and contribution. Although highly developed markets of North America and Western Europe have recently experienced a small decline in satellite capacity demand for video services, the global demand outlook is more favorable and is being driven by a growing number of HDTV channels, which require two-to-three times more bandwidth than standard definition channels. New forms of content and enhanced services such as Ultra HD are also expected to drive demand for capacity.

●	Government digital inclusion — Digital inclusion projects — government supported initiatives to bring broadband services to rural and remote communities and those with limited terrestrial infrastructure — are important and growing in both developed and developing nations.

●	Resource sector — Satellite services demand in the resource sector has largely been driven by oil and gas exploration, and the level of such exploration has largely been driven by global economic growth. Increased oil supply and reduced economic growth in many countries have led to decreased prices and a slowdown in exploration and production in much of the world. As a result, a number of energy projects have been scaled back or put on hold, which has adversely affected demand for satellite capacity used by the networks that support these projects. To the extent that levels of exploration and extraction were to increase, we expect it may drive demand for our satellite services. In addition, the current and increasing focus on safety concerns in the resource sector is leading to the implementation of diverse, redundant communications for monitoring and control of resource infrastructure (for example, pipelines), including video, which may drive demand for increased satellite services.

●

Military satellite communications (“Milsatcom”)  — The U.S. Government is the single largest user of commercial satcom and most of this use relates to U.S. Department of Defense (DoD) operations. Global defense spending has been growing for four consecutive years and analysts project that 2018 will see the highest spending levels since the end of the Cold War. This is expected to drive increased global requirements for commercial Milsatcom. Commercial satellites support secure communications, surveillance, reconnaissance, mobile communications, including support for Unmanned Aerial Vehicles (UAVs), logistics, troop welfare and a host of other services.

●	Internet of things — A vast number of physical objects — factories, appliances, machinery, electric grids and other infrastructure — now have the capability to monitor their environment, report status, receive instructions, and take action based on information they receive. This is all part of the Internet of Things (“IoT”) that already has billions of devices in use and which is expected to grow to over 20 billion connected units by 2020. Reliable communications are essential for IoT to work and, while most IoT connections will likely be by terrestrial wireless, the growth in the number of connected devices is expected to drive increased demand for satellite services.

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

HTS capacity is becoming increasingly available. HTS rely on multiple spot beams and frequency reuse to deliver greatly increased throughput versus traditional satellites for the same amount of allocated frequency. Many of the new and replacement satellites to be deployed in the near term will be high throughput satellites or will include high throughput payloads. In addition, second generation HTS systems recently launched and in development purport to be capable of throughput that substantially exceeds the throughput of first generation HTS. Also, new entrants, many with the support of export credit agency financing, have brought and are bringing additional capacity to the market. This is expected to result in a significant increase in the supply of satellite capacity.

A number of global NGSO satellite systems have been announced and are now in development. As these new systems are deployed they may significantly increase the supply of services that will compete with traditional satellite services.

Competitive strengths

Our business is characterized by the following key competitive strengths:

Leading Global Satellite Operator

We are a leading global satellite operator and the largest satellite operator in Canada, with a strong and stable business. We have a leading position as a provider of satellite services in the North American video distribution market. We provide services to both of the major DTH providers in Canada, Bell TV and Shaw Direct, which together have approximately 2.1 million subscribers, as well as to EchoStar (DISH Network) in the United States, which has approximately 13.2 million subscribers. Our international satellites are well positioned to serve a number of growing markets and serve a range of important customers in those markets.

Blue Chip Customer Base

We offer our broad suite of satellite services to more than 400 customers worldwide, which include some of the world’s leading DTH service providers, ISPs, network service integrators, telecommunications carriers, corporations and government agencies. Over 45 years of operation, we have established long-term, collaborative relationships with our customers and have developed a reputation for creating innovative solutions and providing services essential for our customers to reach their end users. Our customers represent some of the strongest and most financially stable companies in their respective industries. A number of these customers have historically committed to long-term contracts for our services, which enhances the predictability of our future revenues and cash flows and supports our future growth. Our customers include:

●	Broadcast:	North American DTH providers Bell TV, Shaw Direct, EchoStar (DISH Network), and leading telecommunications and media firms such as AMC Networks International, Bell Media, HBO and NBC Universal.
●	Enterprise:	Bell Canada, BT, Embratel, SpeedCast, Leidos Innovations Corporation, SSI Micro Limited, Northwestel, Panasonic, Suncor and Xplornet Communications.
●	Consulting:	EchoStar, MDA Geospatial Services Inc., Mitsubishi Electric Corporation and ViaSat.

Large Contracted Backlog and Young Satellite Fleet Underpin Anticipated Growth and High Revenue Visibility

Historically, we have been able to generate strong cash flows from our operating activities due to the high operating margins in the satellite industry and our disciplined control of expenses. The stability of our cash flows is underpinned by our large revenue backlog. As at December 31, 2017, we had contracted backlog for future services of approximately $3.8 billion, which represents a multiple of approximately 4.1 times revenue for the twelve months ended December 31, 2017. Of the approximately $3.8 billion backlog, we anticipate that approximately 18.8% will be recognized as revenue in 2018 and the balance to be recognized in 2019 and thereafter. Historically, we have been able to generate significant backlog by entering into long-term contracts with our customers, in some cases for all or substantially all of a satellite’s orbital maneuver life. In addition to this backlog, we have historically experienced a high proportion of contract renewals. Together these two factors have produced ongoing, stable cash flows. Our contracted backlog, and our estimate of the amount to be recognized in 2018 and thereafter, are based upon our revenue recognition policies as at December 31, 2017 and do not take into account changes, if any, that may be required upon adoption of IFRS 15.

Many of our satellites are relatively new and will not need to be replaced for a significant period of time, which defers replacement capital expenditures.

Portfolio of Orbital Real Estate

Our satellites occupy attractive orbital locations that provide us with an advantageous position in the markets in which we operate due to the scarcity of available satellite spectrum and the strong neighborhoods we have developed at these locations. Access to these orbital locations, coupled with the high capital intensity of the satellite industry, creates barriers to entry in those markets. We are licensed by the Department of Innovation, Science and Economic Development Canada (“ISED”) to occupy a number of key orbital locations that are well-suited to serve the Americas and support our leading position in North America. Our international satellites also occupy highly desirable orbital locations that enable broad pan-regional service with interconnectivity between regions, making them attractive for both intra- and inter-regional services. We have rights to additional spectrum, including at certain existing orbital locations.

We also have rights to use Ka-band and V-band to operate a global LEO satellite constellation. LEO satellite systems have the potential to offer a number of advantages over GEO satellites to meet growing requirements for broadband services by providing increased data speeds and capacity, global coverage, and latency on par with or potentially better than terrestrial services. On January 12, 2018, we announced the successful launch of our first LEO satellite, which will demonstrate certain features of our LEO system design.

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

Continue to Grow Our Core Business

We believe our satellite fleet offers a strong combination of existing backlog and additional capacity on our existing satellites and planned satellites that provides a solid foundation upon which we will seek to grow our revenues and cash flows. To achieve this growth, we will seek to capture the anticipated increased demand for satellite services and capacity, particularly in the enterprise services market, from requirements such as maritime and aeronautical, government services, and supporting carrier and enterprise networks.

Follow a Disciplined Satellite Expansion Strategy

We will continue to focus on capturing the anticipated increase in worldwide demand for satellite services through a disciplined satellite expansion program that should drive incremental contracted backlog and cash flows, and further leverage the Company’s fixed cost structure.

Telstar 18 VANTAGE, a powerful, state-of-the-art, multi-mission satellite currently under construction, and which we anticipate will be launched in mid 2018, will replace Telstar 18 at 138° EL. This new satellite will bring replacement and expansion capacity to this orbital location utilizing high throughput and broad beam capacity. The satellite will offer a high degree of flexibility with coverage of China, Mongolia, Indochina, Indonesia, Australia, New Zealand and the Pacific Ocean. Our longstanding partner at the 138° EL location, APT, will use 57.5% of the satellite’s capacity in exchange for providing 57.5% of the capital for the satellite program.

Telstar 19 VANTAGE, a powerful, multi-mission, high throughput satellite currently under construction, and which we anticipate will be launched in the first half of 2018, will bring additional capacity to the 63° WL orbital location where we operate our Telstar 14R/Estrela do Sul 2 satellite. The satellite will offer a high degree of flexibility with coverage of Brazil, the Andean Region, the Caribbean, the North Atlantic Ocean and Northern Canada. Hughes Network Systems LLC (“HNS”) has entered into a long-term contract for all of the high throughput Ka-band capacity on Telstar 19 VANTAGE serving South America and Bell Canada has signed a 15 year contract for substantially all of the HTS spot beam capacity over northern Canada.

On January 12, 2018, we announced the successful launch of our first LEO satellite, an important milestone in our plan to develop a state-of-the-art, high capacity LEO constellation that will deliver transformative, fiber-like broadband to commercial and government users worldwide. This Phase 1 LEO satellite will demonstrate certain features of our LEO system design, in particular the capability of the satellite and customer terminals to deliver a low-latency broadband experience. We have installed ground infrastructure at our teleport in Allan Park in Canada to support testing and have customers in growing enterprise segments who we expect will be participating in trials during 2018.

Increase Operating Cash Flow and Maintain Strong Liquidity Profile

The satellite industry is characterized by a relatively fixed cost base that allows significant revenue growth with relatively minimal increases in operating costs, particularly for the provision of services using only satellite capacity. Thus we anticipate that the relatively fixed cost nature of our business, combined with increasing demand for satellite services, will over time produce growth in our operating income and cash flows. To further enhance our liquidity, we have a US$200 million revolving credit facility in place that can be used for general corporate purposes including working capital and capital expenditures of which, other than US$0.2 million of outstanding letters of credit, no amount was drawn as of December 31, 2017.

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

For the twelve months ended December 31, 2017, we derived revenues from the following services:

Twelve Months ended December 31, 2017
Broadcast	51%
Enterprise	46%
Consulting and other	3%

Broadcast:   Our broadcast services business provided approximately 51% of our revenues for the twelve months ended December 31, 2017. These services include:

●	DTH. Both Canadian DTH service providers (Bell TV and Shaw Direct) use our satellites as a distribution platform for their services, delivering television programming, audio and information channels directly to customers’ homes. In addition, our satellites are used by EchoStar/DISH Network for DTH services in the United States.

●	Video distribution and contribution. Broadcasters, cable networks and DTH service providers use our satellites for the full-time transmission of television programming. Additionally, we provide certain broadcasters and DTH service providers bundled, value-added services that include satellite capacity, digital encoding of video channels, authorization services and uplinking and downlinking services to and from our satellites and earth station facilities.

●	Occasional use services. Occasional use services consist of satellite transmission services for the timely broadcast of video news, sports and live event coverage on a short-term basis enabling broadcasters to conduct on-the-scene transmissions using small, portable antennas.

Enterprise:   Our enterprise services provided approximately 46% of our revenues for the twelve months ended December 31, 2017. These services include:

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

Consumer broadband services:   We provide Ka-band satellite capacity in Canada, particularly to Xplornet, which uses it to provide two-way broadband internet services and to ViaSat, which uses it to provide similar services in the United States. We also provide Ku-band satellite capacity to HNS, which uses it to provide two-way broadband internet services in South America. HNS has also contracted for all of the Ka-band capacity serving South America on our upcoming Telstar 19 VANTAGE satellite.

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

Satellite operator services:    We provide services to other satellite operators in the form of partial channel satellite capacity, full transponder satellite capacity and, on occasion, the relocation and use of an entire satellite at their designated orbital location to preserve their spectrum rights.

Consulting and other:   Our consulting and other category provided approximately 3% of our revenues for the twelve months ended December 31, 2017. Our consulting operations allow us to realize operating efficiencies by leveraging our existing employees and the facility base dedicated to our core satellite communication business. With over forty-five years of engineering and technical experience, we are a leading consultant in establishing, operating and upgrading satellite systems worldwide.

We also benefit from revenue diversity in terms of the geographic location of our customers. For the twelve months ended December 31, 2017, we derived revenues, based on the billing address of the customer, in the following geographic regions:

Twelve Months ended December 31, 2017
(in CAD$ in millions)
North America	$727
Latin America and Caribbean	$79
Europe, Middle East and Africa	$81
Asia and Australia	$41

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

Contracts

We have generally sold satellite transponder capacity, ground services and end-to-end managed services to our customers using three different contractual arrangements:

●	Service agreements: The most common type of agreement that we have entered into for the provision of satellite capacity, ground services and end-to-end managed services is the service agreement. In our service agreements, a customer commits to purchase a specific type of capacity or service. These service agreements contain terms that are generally consistent with industry practices and, for our North American DTH customers, are often for the entire manufacturer’s service life of a satellite. Typically, our service agreements can only be terminated by our customers prior to the expiration date in the event of a continued period of service interruption.

●	Transponder purchase and operating services agreements: We have also entered into transponder purchase and operating services agreements with a number of our customers to provide them with access to capacity on Anik F1, Anik F1R and Anik F2. We refer to these transponder purchase and operating services agreements as “condominium style” agreements as the customer purchases the transponder on the satellite and then pays us ongoing operating fees for the life of the satellite. Typically, our customers are only entitled to terminate these transponder purchase and operating agreements in the event of a transponder failure. If such an event were to occur, barring a specified degree of negligence or misconduct on our part, our customers may no longer be required to pay us the ongoing operating fees, but would not be entitled to be reimbursed other fees paid by them in connection with the purchase of the transponder. We have not entered into any transponder purchase and operating services agreements since 2005.

●	License agreements: We have also entered into a license arrangement for the majority of the Ka-band capacity on Anik F2. This license agreement provides our customer with the exclusive right to access and use the licensed Ka-band capacity for the life of the satellite. Payment for the license has been received and we have no obligation to reimburse such payment in the event of service interruption.

We plan to sell satellite capacity in the future through service agreements or, in unique circumstances, through exclusive license agreements.

Revenue Backlog

Contracted revenue backlog represents our expected future revenue from existing service contracts (without discounting for present value), including any deferred revenue that we will recognize in the future in respect of cash already received. The significant majority of our contracted revenue backlog is generated from service or other agreements for satellite capacity. We do not include revenue beyond the stated expiration date of a contract regardless of the potential for a renewal. As at December 31, 2017, our contracted backlog, was approximately $3.8 billion. This amount includes approximately $390 million of customer prepayments that Telesat has already received. Our contracted backlog is based upon our revenue recognition policies as at December 31, 2017, and do not take into account changes, if any, that may be required upon adoption of IFRS 15.

Generally, following the successful launch of a satellite, if the satellite is operating nominally, our customers may only terminate their service agreements for satellite capacity by paying us all, or substantially all, of the payments that would have otherwise become due over the term of the service agreement. However, if certain of our existing satellites were to experience a significant launch delay, launch or in-orbit failure, or otherwise fail to operate as anticipated, our customers may be entitled to terminate their agreement and we may be obligated to return a portion of the customer prepayments made under service agreements for that satellite and reduce the associated contracted revenue from the revenue backlog. Those repayments would be funded by any insurance proceeds we may receive, cash on hand, cash equivalents and/or funds available under our Revolving Credit Facility.

Our actual realized revenues may differ from the revenues we expect to realize based on our contractual backlog, and such differences may be material. See “Risk factors — Risks related to our business” for a discussion of some of the factors that may affect our revenues.

Patents and Proprietary Rights

As of December 31, 2017, we owned eleven issued patents, seven of which are in the United States. These patents expire between 2018 and 2030. We also have several pending domestic and international patent applications.

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

Research and Development

Our research and development expenditures are incurred for the studies associated with advanced satellite system designs, and experimentation and development of space, satellite and ground communications products. This includes the development of our planned LEO constellation.

Competition

We are a leading global FSS operator in a highly competitive industry, and we compete against other global, regional and national satellite operators and with providers of terrestrial-based communications services.

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

Regional and domestic providers: We also compete against regional FSS operators, including:

●	in North America: ViaSat, HNS/EchoStar, Hispasat and Arsat;

●	in Europe, Middle East, Africa: Avanti, Arabsat, Es’hailsat, Nilesat, Gazprom, Hellas-Sat, RSCC, Yahsat, Turksat and Spacecom;

●	in Asia: AsiaSat, Measat, Thaicom, APT, PT Telkom, Optus, SKY Perfect JSAT and Asia Broadcast Satellite; and

●	in Latin America: Star One, Arsat and Hispamar.

A number of other countries have domestic satellite systems that we compete against in those markets.

The Canadian Government opened Canadian satellite markets to foreign satellite operators as part of its 1998 World Trade Organization commitments to liberalize trade in basic telecommunications services. As of January 2018, approximately 90 non-Canadian licensed geo-stationary satellites and non-geostationary satellite constellations are listed as having been approved for use in Canada. Four of these geo-stationary satellites are Telesat satellites licensed by other administrations and one is a satellite on which we own the Canadian-coverage capacity.

In addition, the FSS and the Mobile Satellite Services (“MSS”) sectors which have historically served distinct customer requirements, are converging. As a result, we face competition from MSS operators that include Inmarsat, which offers a high throughput Ka-band service using a global constellation of four geostationary satellites. The growth in satellite service providers using or planning to use Ka-band, including Avanti Communications, SES/O3b, ViaSat, Eutelsat, HNS/EchoStar, Inmarsat, Yahsat and others, will result in increased competition.

Many of the new and replacement satellites expected to be deployed in the near term will be high throughput satellites or will include high throughput payloads. In addition, second generation HTS systems recently launched and in development purport to be capable of throughput that substantially exceeds the throughput of first generation HTS. This may result in a significant increase in satellite capacity, which may further increase competition.

New Technologies

Over the past two years, a number of global NGSO satellite systems have been announced and are now in various stages of development. These include proposed systems from OneWeb, SpaceX, Boeing, SES/O3b and LeoSat, among others. In addition, a number of other non-terrestrial systems using drones or balloons have also been announced. As these new systems are deployed, they may significantly increase the supply of services that will compete with Telesat’s LEO constellation as well as traditional satellite services.

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

ISED traditionally licensed satellite radio spectrum using a competitive licensing process. In 2012, ISED conducted a public consultation on the licensing framework for FSS and BSS in Canada. As a result of the consultation, changes in policy were announced in November 2013. Effective January 6, 2014, all FSS and BSS licenses are awarded to qualified applicants on a first-come, first-served basis, and spectrum licenses have replaced radio licenses. The term of spectrum licenses is 20 years, with a high expectation of renewal. ISED may, however, issue licenses with a shorter term. Satellite and terrestrial operators are seeking additional spectrum to accommodate the expected growth in demand for broadband services and 5G networks. ISED is considering and may adopt new spectrum allocations for terrestrial services that require satellite operators to vacate or share spectrum and may limit the spectrum that is available for satellite services.

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

Contribution Collection Mechanism

Since November 2000, pursuant to the CRTC’s Decision CRTC 2000-745, virtually all telecommunications service providers are required to pay contribution charges based on their Canadian telecommunications service revenues, minus certain deductions (e.g., terminal equipment sales and inter-carrier payments). The contribution rate varies from year to year. It was initially set at 4.5% of eligible revenues but was significantly reduced in subsequent years. The rate for 2017 was 0.60%. An interim rate of 0.54% has been established by the CRTC for 2018.

United States Regulatory Environment

The FCC regulates the provision of satellite services to, from, or within the United States.

We have chosen to operate our U.S.-licensed satellites, Telstar 11N, Telstar 12 and Telstar 12 VANTAGE, on a non-common carrier basis. Consequently, they are not subject to rate regulation or other common carrier regulations enacted under the Communications Act of 1934. We pay FCC filing fees in connection with our space station and earth station applications and annual fees to defray the FCC’s regulatory expenses. Annual and quarterly status reports must be filed with the Universal Service Administrative Company covering interstate/international telecommunications revenues. Based on these reports, USAC assesses us for contributions to the FCC’s Universal Service Fund (“USF”). Payments to the USF are made on a quarterly and annual basis. The USF contribution rate is adjusted quarterly and is proposed to be set at 19.5% for the first quarter of 2018. At the present time, the FCC does not assess USF contributions with respect to bare transponder capacity (i.e., agreements for space segment only). Telesat’s United States telecom revenues that are subject to USF contribution requirements are currently small, and our USF payments are not material.

We also own and operate the portion of the ViaSat-1 satellite (115° WL) payload that is capable of providing service within Canada. The ViaSat-1 satellite is licensed by the U.S.

The FCC currently grants geostationary-like satellite authorizations on a first-come, first-served basis to applicants who demonstrate that they are legally and technically qualified and that the public interest will be served by the grant. Under licensing rules, a bond must be posted, starting at US$1 million when a geostationary satellite or non-geostationary satellite constellation authorization is granted and escalating to up to US$3 million in the case of a geostationary satellite and US$5 million in the case of a non-geostationary satellite constellation. The entire amount of the bond may be forfeited if there is failure to meet the FCC’s milestone for the launch and commencement of operations of the geostationary satellite or the milestones for the deployment and operation of 50% and 100% of the satellites in a non-geostationary satellite constellation. According to current licensing rules and policies, the FCC will issue new satellite licenses for an initial 15 year term and will provide a licensee with an “expectancy” that a subsequent license will be granted for the replacement of an authorized satellite using the same frequencies. At the end of the 15 year term, a satellite that has not been replaced, or that has been relocated to another orbital location following its replacement, may be allowed to continue operations for a limited period of time subject to certain restrictions. As in other jurisdictions, the FCC is considering and may adopt new spectrum allocations for terrestrial mobile broadband and 5G, including in bands that are currently allocated to satellite services. New spectrum allocations may require satellite operators to vacate or share spectrum and may limit the spectrum that is available for satellite services.

To facilitate the provision of FSS in C-, Ku- and Ka-band frequencies in the United States market, foreign licensed operators can apply to have their satellites either placed on the FCC’s Permitted Space Station List (for certain frequencies) or be granted a declaratory ruling (for other frequencies). The bond and milestone requirements for US-licensed satellites apply equally to authorized foreign-licensed satellites. Our Anik F1, Anik F1R, Anik F2, Anik F3, Telstar 14R/Estrela do Sul 2 satellites, our upcoming Telstar 19 VANTAGE satellite and our Ka-band LEO constellation are currently authorized to serve the U.S. market in accordance with these procedures.

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

The ITU is considering and may adopt at the World Radio Conference in November 2019, new international spectrum allocations to terrestrial mobile, satellite and other services. New international spectrum allocations may require satellite operators to vacate or share spectrum and may limit the spectrum that is available for satellite services. Although non-governmental entities, including Telesat, participate at the ITU, only national administrations have full standing as ITU members. Consequently, we must ultimately rely on the administrations of Canada, the United States, Brazil, the United Kingdom and the Kingdom of Tonga to represent our interests, including submitting and coordinating the ITU satellite networks that provide frequency information within the ITU process described above. See “Risk factors — Risks related to our business” for a discussion on how the international regulatory environment may affect our revenues.

Regulatory Environment for NSGO satellites

Some of the international and domestic regulations governing NGSO satellites are undergoing revision or have yet to be established.  Both Canada and the U.S. have recently adopted new deployment milestones for NGSO systems and the ITU is expected to adopt new deployment milestones for the maintenance of international NGSO filings at the World Radio Conference in November 2019. New international milestones could limit Telesat’s ability to maintain international priority rights for its LEO constellation.  In addition, while the international rules governing coordination between NGSO satellite systems are established and rely on international filing date priority, the US has adopted a different approach to NGSO-NGSO coordination that requires band splitting if NGSO operators are unable to reach a coordination agreement.  As a result, the amount of spectrum that may be available to Telesat’s LEO constellation in the U.S. is uncertain.  It is possible that other jurisdictions may adopt the U.S. approach to coordination between NSGO systems. Some of the spectrum utilized by Telesat’s LEO constellation is also allocated to terrestrial fixed and mobile services and GSO satellite services.  While jurisdictions such as the U.S. have established rules for sharing the spectrum, many jurisdictions have yet to address this issue.  Telesat’s ability to use shared spectrum for its LEO constellation may be impacted by new rules or the absence of rules for spectrum sharing.

Capital Expenditures

For a description of our principal capital expenditures during the past three fiscal years, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

Property

We own or lease, as described, the satellites and other property identified under “Item 4D. Property, plants and equipment — In-Orbit Satellites”, “Item 4D. Property, plants and equipment — Rights to Other Satellites” and “Item 4D. Property, plants and equipment — Satellite Operations and Related Facilities — Satellite Control Centre and Earth Station Facilities.”

C. Organizational structure.

Our corporate structure, as of December 31, 2017, is as follows:

Loral Holdings Corporation An indirect Subsidiary of Loral Space & Communications Inc.
Red Isle Private Investments Inc. a Subsidiary of Public Sector Pension Investment Board(1)
Current and former Telesat Executives/Employees
62.7% economic interest 32.7% voting
36.1% economic interest 67.3% voting
1.2% economic interest 0% voting
Telesat Canada (Borrower/Issuer)
Telesat LLC(Co-Issuer)(2)
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

D. Property, plants and equipment.

In-orbit satellites

Our North American focused fleet is comprised of Anik F1R, Anik F2, Anik F3, Nimiq 4, Nimiq 5 and Nimiq 6, plus the Canadian beams on ViaSat-1. Our international fleet is comprised of Anik F1, Telstar 11N, Telstar 12, Telstar 12 VANTAGE, Telstar 14R/Estrela do Sul 2 and Telstar 18. Our Anik G1 satellite provides service for both North and South America. Our Nimiq 1 and Nimiq 2 satellites are primarily used to provide short-term services to other operators who use the satellites at their designated orbital locations to preserve their spectrum rights.

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

The table below summarizes selected data relating to our owned in-orbit satellite capacity as of December 31, 2017:

	Orbital Location Regions Covered	Launch Date	Manufacturer’s End-of-Service Life	End-of-Orbital Maneuver Life (1)	Model
Anik F1	107.3° WL South America	November 2000	2016	2022	BSS702 (Boeing)
Anik F1R	107.3° WL North America	September 2005	2020	2022	E3000 (EADS Astrium)
Anik F2	111.1° WL Canada, Continental United States	July 2004	2019	2027	BSS702 (Boeing)
Anik F3	118.7° WL Canada, Continental United States	April 2007	2022	2026	E3000 (EADS Astrium)
Anik G1	107.3° WL Canada South America	April 2013	2028	2039	SS/L 1300
Nimiq 1	Not Applicable (2)	May 1999	2011	2021 (4)	A2100 AX (Lockheed Martin)
Nimiq 2	Not Applicable (2)	December 2002	2015	2024 (5)	A2100 AX (Lockheed Martin)
Nimiq 4	82° WL Canada	September 2008	2023	2027	E3000 (EADS Astrium)
Nimiq 5	72.7° WL Canada, Continental United States	September 2009	2024	2035	SS/L 1300
Nimiq 6	91.1° WL Canada	May 2012	2027	2048	SS/L 1300
Telstar 11N	37.55° WL North and Central America, Europe, Africa and the maritime Atlantic Ocean region	February 2009	2024	2026	SS/L 1300
Telstar 12	109.2° WL Southern United States, South and Central America	October 1999	2012	2027 (5)	SS/L 1300
Telstar 12 VANTAGE	15° WL Eastern United States, SE Canada, Europe, Russia, Middle East, South Africa, portions of South and Central America	November 2015	2030	2032	E3000 (Airbus)
Telstar 14R/Estrela do Sul 2	63° WL Brazil and portions of Latin America, North America, Atlantic Ocean	May 2011	2026	2024	SS/L 1300
Telstar 18 (3)	138° EL India, South East Asia, China, Australia and Hawaii	June 2004	2017	2018 (6)	SS/L 1300

(1)	Our current estimate of when each satellite will be decommissioned, taking account of anomalies and malfunctions the satellites have experienced to date and other factors such as remaining fuel levels, consumption rates and other available engineering data. These estimates are subject to change and it is possible that the actual orbital maneuver life of any of these satellites will be shorter than we currently anticipate. Further, it is anticipated that the payload capacity of each satellite may be reduced prior to the estimated end of orbital maneuver life. For example, we currently anticipate that we will need to commence the turndown of transponders on Anik F1 prior to the End-of-Orbital Maneuver Life, as a result of further degradation in available power. See “Risk factors — Risks related to our business — The actual orbital maneuver lives of our satellites may be shorter than we anticipate and we may be required to reduce available capacity on our satellites prior to the end of their orbital maneuver lives.”

(2)	Nimiq 1 and Nimiq 2 are currently located in non-Telesat orbital slots.

(3)	54% of the transponders on the satellite are leased to APT (the “APT transponders”), through the end of life of the satellite in consideration for APT’s funding a portion of the satellite’s cost. This transaction was accounted for as a sales-type lease, because substantially all of the benefits and risks incident to the ownership of the leased transponders were transferred to APT. We have agreed with APT among other things that if we are able to obtain the necessary approvals and licenses from the U.S. government under U.S. export laws, we would transfer title to the APT transponders on Telstar 18 to APT, as well as a corresponding interest in the elements on the satellite that are common to or shared by the APT transponders and our transponders. Telesat acquired two transponders from APT for an additional payment in August 2009.

(4)	Inclined orbit operations may be utilized to reach the projected End of Orbital Maneuver Life for Nimiq 1 in the event the satellite is relocated. The start of inclined orbit operations will be selected accordingly.

(5)	End of Orbital Maneuver life for these satellites has been extended through inclined orbit operations which reduces fuel consumption through the elimination of north-south stationkeeping.

(6)	The End of Orbital Maneuver Life for Telstar 18 is expected to be extended through inclined orbit operations to 2028.

We are currently evaluating mission extension services that have the potential to prolong the orbital maneuver lives of certain of our satellites. However, there can be no assurance that we will contract for the use of these mission extension services or that, if we do so, the services will be successful.

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

Telstar 12 VANTAGE began to suffer from degraded performance of four channels in late December 2016 due to increased noise levels. Following an investigation with the satellite manufacturer, the root cause of the anomaly was determined. As a result of this degradation, two channels on T12V are no longer usable. In 2017, Telesat received insurance proceeds in connection with this anomaly.

Telstar 14R/Estrela do Sul 2’s North solar array was damaged after launch and only partially deployed, diminishing the power and expected orbital maneuver life of the satellite. At the beginning of July 2011, the satellite began commercial service with substantially reduced available transponder capacity and with an expected end-of-orbital maneuver life reduced to 2024. It is currently expected that the available transponder capacity will be reduced over time. If the damaged solar array on Telstar 14R/Estrela do Sul 2 were to unexpectedly deploy in the future this could result in a loss of capability to provide service. In September 2016, the primary gyro utilized to maintain operational pointing of the satellite exhibited degraded performance. The backup gyro unit was switched into service and is currently in operation. A ground based system has been implemented which provides the capability to operate the satellite in the absence of a functioning on board gyro. This system will reduce the demands on the backup gyro unit and provide redundancy.

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

On December 23, 2015, we entered into contractual arrangements with Space Systems Loral for the construction of Telstar 18 VANTAGE, which we anticipate will be launched in mid 2018. The new satellite will operate from 138° EL. Telstar 18 VANTAGE will expand our coverage of growing satellite service markets in China, Mongolia, Southeast Asia, and the Pacific Ocean region. This satellite will utilize a combination of broad regional beams and high throughput spot beams in Ku-band to maximize throughput and spectral efficiency. It will also provide extensive C-band coverage of Asia that reaches from India and Pakistan in the West all the way to Hawaii in the East, enabling direct connectivity from any point in Asia to the Americas.

On April 27, 2016, we announced the procurement of two Phase 1 Ka-band satellites for operation in LEO. On November 28, 2017, the first Phase 1 satellite was launched on a Soyuz launch vehicle. The launch was a failure due to an anomaly with the launch vehicle and resulted in the loss of the satellite. The second Phase 1 satellite was successfully launched in early 2018.

Other Orbital Spectrum

We have been authorized by governments to operate using additional frequencies at some of the orbital locations where we are currently operating a satellite. In addition, we have been authorized by governments to operate at other orbital locations where we currently do not have a satellite in service as well as a global LEO constellation in Ka-band and V-band.

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

We lease approximately 112,000 rentable square feet for our Ottawa headquarters pursuant to a lease which provides for a 15 year term (terminable by Telesat at any time after 10 years upon two years’ notice), commencing February 1, 2009. In January 2017, we gave notice that we would be terminating our lease effective January 31, 2019. Telesat is moving its Ottawa headquarters to a downtown location comprised of approximately 76,000 rentable square feet. The new lease commences on February 1, 2019 (although Telesat will have early access to the premises in order to carry out its fit-up) and expires on July 31, 2029. Telesat has two (2) options to extend the lease for an additional five (5) years each.

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

Insurance Coverage

We comply with the requirements to maintain satellite insurance under the terms of the Senior Secured Credit Facilities and indenture that governs the Senior Notes. Under the most restrictive of these covenants, we are required to maintain insurance equal to a minimum of 33% of the aggregate net book value of any individual and 50% of the aggregate net book value of all in-orbit satellites. We have arranged in-orbit insurance policies that generally expire in November 2018.

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

None.

Item 5. Operating and Financial Review and Prospects

A. Operating results

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with Telesat Canada’s audited consolidated financial statements beginning at Page F-1 of this Annual Report.

On January 1, 2017, Telesat Holdings Inc. completed a corporate reorganization, of companies under common control, pursuant to which Telesat Holdings Inc. amalgamated with Telesat Interco Inc. and immediately thereafter the newly amalgamated company amalgamated with Telesat Canada. The continuing entity, existing under the laws of Canada, is named Telesat Canada. The reorganization has been accounted for as a continuation of Telesat Holdings Inc.

As used in this management’s discussion and analysis of financial condition and results of operations (“MD&A”), unless the context states or requires otherwise, references to “Telesat,” “Company,” “we,” “our” and “us” refer to Telesat Canada (formerly Telesat Holdings Inc.) and its subsidiaries. Unless the context states or requires otherwise, reference herein to “the consolidated financial statements” or “the financial statements” or similar terms refer to Telesat Canada’s audited consolidated financial statements included herein.

Except for the historical information contained in the following MD&A, the matters discussed below are not based on historical fact and are “forward-looking statements” as that term is defined in the Private Securities Litigation Reform Act of 1995. In addition, we, or our representatives, have made and may continue to make forward-looking statements, orally or in writing, in other contexts. These forward-looking statements can be identified by the use of words such as “believes,” “expects,” “plans,” “may,” “will,” “would,” “could,” “should,” “anticipates,” “estimates,” “well positioned,” “project,” “targeted,” “intend,” “pursue” or “outlook” or other variations of these words. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict or quantify. Actual events or results may differ materially as a result of a wide variety of factors and conditions, many of which are beyond our control. For a detailed discussion of these and other factors and conditions, please refer to “Item 3D. — Risk factors”. We undertake no obligation to update any forward-looking statements.

The dollar amounts presented in this Annual Report are in Canadian dollars unless otherwise specified.

Certain totals, subtotals and percentages may not reconcile due to rounding.

The information contained in this MD&A takes into account information available up to February 28, 2018, unless otherwise noted.

OVERVIEW OF THE BUSINESS

We are a leading global fixed satellite services operator. We provide our satellite and communications services from a fleet of satellites that occupy Canadian and other orbital locations. We are organized into one operating segment, the satellite services business; however, we provide our services through three business categories: Broadcast, Enterprise and Consulting and other.

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

As at December 31, 2017, we provided satellite services to customers from our fleet of 15 in-orbit satellites as well as our Canadian payload on the ViaSat-1 satellite. In addition, we have two other geostationary satellites under construction. In January 2018, an additional satellite was launched into low earth orbit (“LEO”) as part of our plan to deploy an advanced, global LEO constellation. We also manage the operations of additional satellites for third parties.

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

Interest expense continues to be significant and arises principally from our Senior Secured Credit Facilities and our Senior Notes. Foreign exchange gains or losses incurred on the translation our U.S. dollar denominated indebtedness and the gains or losses on financial instruments resulting from variations in the fair value of interest rate swaps, the prepayment option on our Senior Notes and embedded derivative related to the interest rate floor included on our U.S. Term Loan B Facilities remain significant components of our total expenses.

Other significant operating expenses include the straight-line depreciation of the cost of each of our satellites over their useful lives and amortization expense related to various finite-life intangible assets.

OPERATING HIGHLIGHTS OF 2017

Distribution to Shareholders and Special Payment to Option Holders

Effective January 25, 2017, the Board approved payments to our shareholders and option holders in the aggregate of approximately $400 million U.S. dollars. A total of $387 million U.S. dollars was paid to our shareholders, as a reduction of stated capital, during the first quarter of 2017. A total of up to $13 million U.S. dollars will be paid to our option holders. Of this balance, $10 million U.S. dollars has been recorded as an operating expense in 2017, of which $8 million U.S. dollars has been paid. The remaining amounts will be paid in subsequent periods subject to certain conditions being met.

Refinancing

On February 1, 2017, we amended the Senior Secured Credit Facilities to effectively reprice the then outstanding term loan borrowings of USD$2,424 million.

SUBSEQUENT EVENT

Successful LEO launch

In January 2018, we successfully launched our second phase 1 LEO satellite. This represents an important milestone in our plan to develop a state-of-the-art, high capacity LEO constellation that will deliver transformative, low latency, fiber-like broadband to commercial and government users worldwide.

FUTURE OUTLOOK

Our desirable spectrum rights, commitment to providing the highest level of customer service, deep technical expertise and culture of innovation have enabled us to successfully develop our business to date. Leveraging these strengths and building on our existing contractual revenue backlog, our focus is on profitably growing our business by increasing the utilization of our in-orbit satellites and, in a disciplined manner, deploying expansion satellite capacity where we anticipate there will be strong market demand. We currently have two geostationary satellites, Telstar 18 VANTAGE and Telstar 19 VANTAGE, under construction. In addition, in January 2018, we launched a Ka-band satellite into LEO in our plan to develop a state-of-the-art, high capacity LEO constellation that will deliver transformative, low latency, fiber-like broadband to commercial and government users worldwide.

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

Leading into 2018, we remain focused on increasing the utilization of our existing satellites, the construction and launch of our new satellites, the development of our global LEO constellation, and identifying and pursuing opportunities to invest in expansion satellite capacity, all while maintaining our operating discipline.

RESULTS OF OPERATIONS

Review of financial performance

Our net income for the year ended December 31, 2017, was $505 million compared to net income of $293 million for the prior year. The increase of $212 million was principally due to a higher non-cash gain on foreign exchange, which was primarily a result of U.S. dollar weakening during the year relative to the Canadian dollar positively impacting the translation of our U.S. dollar denominated indebtedness into Canadian dollars, a favorable change in the fair value of financial instruments and a loss on refinancing in 2016.

Our net income for the year ended December 31, 2016, was $293 million compared to net loss of $267 million for the prior year. The increase of $560 million was principally due to a gain on foreign exchange which was higher in 2016 than in 2015, and was primarily a result of the U.S. dollar weakening during the year relative to the Canadian dollar, positively impacting the translation of our U.S. dollar denominated indebtedness into Canadian dollars, offset by the loss on refinancing and lower operating income.

Below are the foreign exchange rates used for our audited consolidated financial statements and this MD&A:

	2017	2016	2015
USD to CAD spot rate as at December 31,	1.2571	1.3441	1.3839
USD to CAD average rate for the year ended December 31,	1.3036	1.3253	1.2714

Revenue

(in millions of Canadian dollars except percentages)	Years ended December 31,			% Increase (Decrease) 2017 vs. 2016
	2017	2016	2015
Broadcast	$473	$487	$493	(3)%
Enterprise	430	420	434	2%
Consulting and other	24	24	28	—%
Revenue	$927	$931	$955	—%

Total revenue for the year ended December 31, 2017, decreased by $3 million to $927 million compared to $931 million for the prior year.

Revenue from Broadcast services decreased by $14 million for the year ended December 31, 2017, when compared to the prior year. The decrease was mainly due to an end of service or a reduction of service for certain North American customers, lower equipment sales, and an unfavorable foreign exchange impact on the conversion of our U.S. dollar denominated revenue resulting from a weaker U.S. dollar to Canadian dollar average exchange rate for the year ended December 31, 2017, when compared to the prior year.

Revenue from Enterprise services increased by $10 million for the year ended December 31, 2017, when compared to the prior year. The increase was primarily due to short-term services provided to other satellite operators, higher revenue from the mobility sector, partially offset by the end of service or reduction of services for certain customers.

Consulting and other revenue remained constant for the year ended December 31, 2017, when compared to the prior year.

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

Expenses

(in millions of Canadian dollars except percentages)	Years ended December 31,			% Increase (Decrease) 2017 vs. 2016
	2017	2016	2015
Depreciation	$221	$225	$208	(2)%
Amortization	26	28	28	(5)%
Operating expenses	188	175	184	7%
Other operating (gains) losses, net	(6)	3	—	(330)%
Total expenses	$429	$431	$420	—%

Depreciation

Depreciation of satellites, property and other equipment decreased by $4 million for the year ended December 31, 2017, when compared to the prior year. The decrease in depreciation was primarily due to the end of the useful life, for accounting purposes, of our Telstar 18 satellite in 2017.

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

Amortization

Amortization of intangible assets decreased by $1 million for the year ended December 31, 2017, when compared to the prior year. The decrease primarily related to lower amortization of intangible assets related to revenue backlog.

Amortization of intangible assets remained constant for the year ended December 31, 2016, when compared to the prior year. This was as a result of a decrease in amortization relating to the revenue backlog as certain contracts were completed, offset by an increase in amortization relating to customer contracts and to concession rights.

Other Operating (Gains) Losses, Net

Other operating (gains) losses, net increased by $8 million for the year ended December 31, 2017, when compared to the prior year. The increase primarily related to insurance proceeds received in 2017. Other operating (gains) losses, net, related to the loss on disposal of equipment for the year ended December 31, 2016.

Operating Expenses

(in millions of Canadian dollars except percentages)	Years ended December 31,			% Increase (Decrease) 2017 vs. 2016
	2017	2016	2015
Compensation and employee benefits	$85	$72	$66	19%
Other operating expenses	43	39	42	9%
Cost of sales	60	64	76	(6)%
Operating expenses	$188	$175	$184	7%

Total operating expenses increased by $13 million for the year ended December 31, 2017, when compared to the prior year.

Compensation and employee benefits increased by $13 million for the year ended December 31, 2017, in comparison to the prior year. The increase was primarily due to compensation expense associated with the special payments to stock option holders as well as higher performance based compensation, partially offset by lower share-based compensation.

Other operating expenses increased by $4 million for the year ended December 31, 2017, in comparison to the prior year, primarily due to higher professional fees.

Cost of sales decreased by $4 million for the year ended December 31, 2017, when compared to the prior year. The decrease was mainly due to lower third-party satellite capacity expenses.

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

Interest Expense

(in millions of Canadian dollars except percentages)	Years ended December 31,			% Increase (Decrease) 2017 vs. 2016
	2017	2016	2015
Debt service costs	$212	$198	$186	7%
Interest on satellite performance incentive payments	5	5	4	(14)%
Interest on employee benefit plans	2	2	2	(13)%
Capitalized interest	(18)	(6)	(9)	191%
Interest expense	$200	$199	$183	1%

Interest expense included interest related to our debt, net of capitalized interest, as well as, interest related to our derivative instruments, satellite performance incentive payments and employee benefit plans.

Debt service costs, which included interest expense on indebtedness and derivative instruments, increased by $14 million for the year ended December 31, 2017, when compared to the prior year. The change in interest on indebtedness and derivative instruments was primarily due to higher interest on our Senior Secured Credit Facilities and Senior Notes.

Debt service costs increased by $12 million for the year ended December 31, 2016, when compared to the prior year. The increase in interest on indebtedness and derivative instruments was primarily due to the additional month of interest paid upon the redemption of our 6.0% Senior Notes combined with an unfavorable foreign exchange impact resulting from a strengthening U.S. dollar to Canadian dollar average exchange rate for the year ended December 31, 2016. This was partially offset by lower interest on our derivative instruments in 2016 due to the maturity of interest rate swaps in both June and September 2016.

Interest on satellite performance incentive payments decreased by $1 million for the year ended December 31, 2017, when compared to the prior year, primarily due to declining balances of satellite performance incentive liabilities. The increase in interest on satellite performance incentive payments of $1 million for the year ended December 31, 2016, was primarily related to the interest on the satellite performance incentive payments on our Telstar 12 VANTAGE satellite, which entered into service in December 2015.

Interest expense on employee benefit plans remained constant for the years ended December 31, 2017 and 2016, when compared to the prior years.

Capitalized interest increased by $12 million for the year ended December 31, 2017, when compared to the prior year, primarily due to an increase in accumulated capital expenditures relating to our satellites under construction. Capitalized interest decreased by $3 million for the year ended December 31, 2016, when compared to the prior year. The decrease was due to a lower amount of accumulated capital expenditures as our Telstar 12 VANTAGE satellite entered into service in December 2015.

Loss on Refinancing

The loss on refinancing of $32 million for the year ended December 31, 2016, related to the write-off of deferred financing costs, interest rate floors, prepayment option and premiums on our former senior secured credit facilities and 6.0% Senior Notes as a result of the refinancing in November 2016.

There were no refinancing transactions during the years ended December 31, 2017 and 2015.

Interest and Other Income

(in millions of Canadian dollars)	Years ended December 31,
	2017	2016	2015
Interest and other income	$3	$6	$5

Interest and other income were mainly related to interest income on cash and short-term investments and other one-time expenses.

Foreign Exchange and Derivatives

(in millions of Canadian dollars)	Years ended December 31,
	2017	2016	2015
Gain on changes in fair value of financial instruments	$60	$8	$6
Gain (loss) on foreign exchange	$224	$93	$(540)

The $60 million gain on changes in fair value of financial instruments for the year ended December 31, 2017, represented a positive change of $52 million compared to the prior year. The gain on changes in fair value of financial instruments primarily reflected changes in the fair values of our interest rate swaps, interest rate floor on our Senior Secured Credit Facilities, and the prepayment option on our Senior Notes, as a result of changes in key economic variables, such as foreign exchange rates, credit spreads and swap rates.

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

The foreign exchange gain for the year ended December 31, 2017, was $224 million compared to a foreign exchange gain of $93 million for 2016 resulting in a positive change of $131 million. The gain for the year ended December 31, 2017, was mainly the result of a weaker U.S. dollar to Canadian dollar spot rate as at December 31, 2017 ($1.2571) compared to the spot rate as at December 31, 2016 ($1.3441) and the resulting favorable impact on the translation of our U.S. dollar denominated indebtedness.

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

Income Taxes

(in millions of Canadian dollars)	Years ended December 31,
	2017	2016	2015
Current tax expense	$112	$76	$112
Deferred tax (recovery) expense	(31)	8	(23)
Tax expense	$80	$84	$89

The tax expense for the year ended December 31, 2017, was $4 million lower than the prior year. The decrease was mainly due to a decrease in operating income and an increase in interest expense in 2017, combined with the effect of the U.S. tax rate reduction.

The tax expense for the year ended December 31, 2016, was $5 million lower than the prior year. The decrease was mainly due to a decrease in operating income and an increase in interest expense in 2016, partially offset by the recognition of tax losses in 2015 that did not recur in 2016.

Backlog

Contracted revenue backlog (“backlog”) represents our expected future revenue from existing service contracts (without discounting for present value) including any deferred revenue that we will recognize in the future in respect of cash already received. The majority of our contracted revenue backlog is generated from contractual agreements for satellite capacity. We do not include revenue beyond the stated expiration date of a contract regardless of the potential for a renewal. As at December 31, 2017, our contracted backlog was approximately $3.8 billion as compared to $4.3 billion as at December 31, 2016 and $4.8 million as at December 31, 2015.

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

The recognition of the backlog is based upon our revenue recognition policies as at December 31, 2017 and do not take into account changes, if any, that may be required upon the adoption of IFRS 15.

We expect our backlog as at December 31, 2017 to be recognized as follows:

(in millions of Canadian dollars)	2018	2019	2020	2021	2022	Thereafter
Backlog	$722	$592	$527	$439	$377	$1,177

 Backlog is not a presentation made in accordance with IFRS. The presentation of backlog is not comparable to other similarly titled measures of other companies because not all companies use identical calculations of backlog. We believe the disclosure of the recognition of backlog provides information that is useful to an investor’s understanding of our expected known revenue recognition.

LIQUIDITY AND CAPITAL RESOURCES

Cash and Available Credit

As at December 31, 2017, we had $479 million of cash and short-term investments, as well as approximately $200 million U.S. dollars (or Canadian dollar equivalent) borrowing availability under our Revolving Credit Facility.

Cash Flows from Operating Activities

Cash generated from operating activities for the year ended December 31, 2017, was $487 million, a $41 million decrease compared to the prior year. The decrease was primarily due to higher interest payments and lower customer prepayments, partially offset by lower income taxes paid and no repurchase of stock options occurring in 2017.

Cash generated from operating activities for the year ended December 31, 2016, was $527 million, a $105 million increase compared to the prior year. The increase was primarily due to customer prepayments, combined with lower income taxes paid, partially offset by cash used for the repurchase of stock options.

Cash Flows used in Investing Activities

Cash used in investing activities for the year ended December 31, 2017, was $165 million. This consisted of $136 million of expenditures on satellite programs, $18 million of payments for intangible assets, as well as $11 million of payments for property and other equipment.

Cash used in investing activities for the year ended December 31, 2016, was $286 million. This consisted of $237 million of expenditures on satellite programs, $42 million of payments for intangible assets, as well as $7 million of payments for property and other equipment.

Cash used in investing activities for the year ended December 31, 2015, was $194 million. This consisted of $183 million of expenditures on satellite programs and $10 million of payments for property and other equipment.

Cash Flows used in Financing Activities

Cash used in financing activities for the year ended December 31, 2017, was $589 million. This was mostly related to a cash distribution to shareholders, as a reduction of stated capital, the debt issue costs in connection with the repricing of the Senior Secured Credit Facilities and mandatory principal repayments made on our Senior Secured Credit Facilities.

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

Liquidity

A large portion of our annual cash receipts are reasonably predictable because they are primarily derived from an existing backlog of long-term customer contracts and high contract renewal rates. We believe cash and short-term investments as at December 31, 2017, cash flows from operating activities, and drawings on the Revolving Credit Facility under our Senior Secured Credit Facilities will be adequate to meet our expected cash requirements for at least the next twelve months for activities in the normal course of business, including our capital requirements and required interest and principal payments on our indebtedness.

The construction of any satellite replacement or expansion program will require significant capital expenditures. We may choose to invest in new satellites to further grow our business. Cash required for current and future satellite construction programs may be funded from some or all of the following: cash and short-term investments, cash flows from operating activities, cash flows from customer prepayments or through borrowings on the Revolving Credit Facility under our Senior Secured Credit Facilities. In addition, we may sell certain satellite assets and, in accordance with the terms and conditions of our Senior Secured Credit Facilities, reinvest the proceeds in replacement satellites or pay down indebtedness under the Senior Secured Credit Facilities. Subject to market conditions and subject to compliance with the terms and conditions of our Senior Secured Credit Facilities and the financial leverage covenant tests therein, we may also have the ability to obtain additional secured or unsecured financing to fund current or future satellite construction. However, our ability to access these sources of funding is not guaranteed, and therefore, we may not be able to fully fund additional replacement or new satellite construction programs.

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

Our Senior Secured Credit Facilities are comprised of the following facilities:

i — Revolving Credit Facility

Our Revolving Credit Facility (“Revolving Facility”) is a $200 million loan facility available in either U.S. dollar or Canadian dollar equivalent, maturing on November 17, 2021. Loans under the Revolving Facility bear interest at a floating interest rate.  For Canadian Prime Rate and Alternative Base Rate (“ABR”) loans, an applicable margin ranging from 1.5% to 2.00% is applied to the Prime Rate and ABR as these interest rates are defined in the Senior Credit Facilities.  For Bankers Acceptance (“BA”) Loans and Eurodollar Loans, an applicable margin ranging from 2.50% to 3.00% is applied to either the BA interest rate or LIBOR. The rates on the Revolving Facility vary depending upon the results of the first lien leverage ratio. Our Revolving Facility currently has an unused commitment fee of 40 basis points. As at December 31, 2017, other than approximately $0.2 million in drawings related to letters of credit, there were no borrowings under this facility.

ii — Term Loan B — U.S. Facility

Our Term Loan B — U.S. Facility (“U.S. TLB Facility”) is a USD $2,430 million loan maturing on November 17, 2023.

As at December 31, 2017, USD $2,400 million of this facility was outstanding, which represents the full amount available following mandatory repayments. The initial terms had the outstanding borrowings under our U.S. TLB Facility bear interest at a floating rate of either: (i) LIBOR as periodically determined for interest rate periods selected by Telesat in accordance with the terms of the Senior Secured Credit Facilities, but not less than 0.75%, plus an initial applicable margin of 3.00%; or (ii) Alternative Base Rate as determined in accordance with the terms of the Senior Secured Credit Facilities plus an applicable margin of 2.00%. On February 1, 2017, we amended the Senior Secured Credit Facilities to reduce the applicable margin to 3.00% from 3.75% on the then outstanding USD $2,424 million. As at February 1, 2017, the mandatory principal repayments on our U.S. TLB Facility are one quarter of 1.00% of the value of the loan at the time of the amendment, which must be paid on the last day of each quarter.

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

As at December 31, 2017, we were in compliance with the financial covenants of our Senior Secured Credit Facilities and the indenture governing our Senior Notes.

Debt Service Cost

An estimate of the interest expense is based upon assumptions of foreign exchange rates, LIBOR, BA rates and the applicable margins of our Senior Secured Credit Facilities and Senior Notes. Our interest expense for the year ended December 31, 2017, was approximately $197 million.

Derivatives

We use, from time to time, interest rate and currency derivatives to manage our exposure to changes in interest rates and foreign exchange rates.

As at December 31, 2017, we had four outstanding interest rate swaps which hedge the interest rate risk on USD $1,800.0 million of U.S. denominated Term Loan B borrowings. As at December 31, 2017, the fair value of the interest rate swaps was an asset of $19 million. These contracts, which mature between September 2019 and September 2022, are at fixed interest rates ranging from 1.72% to 2.04%, excluding applicable margin.

We also have embedded derivatives that are accounted for separately at fair value. These embedded derivatives are related to a prepayment option included on our Senior Notes, as well as an interest rate floor included on our U.S. TLB Facility. As at December 31, 2017, the fair value of the embedded derivative related to the prepayment option on our Senior Notes was an asset of $46 million and the fair value of the embedded derivative related to the interest rate floor was a liability of $6 million.

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

Capital Expenditures

We have entered into contracts for the construction and launch of satellites and other capital expenditures. The outstanding commitments associated with these contracts were approximately $52 million as at December 31, 2017. These expenditures may be funded from some or all of the following: cash and short-term investments, cash flow from operating activities, cash flow from customer prepayments or funds available under our Revolving Credit Facility.

CONTRACTUAL OBLIGATIONS AND OTHER COMMERCIAL COMMITMENTS

The following table summarizes our contractual obligations as at December 31, 2017, that are due in each of the next five years and after 2022. This table does not include any future satellite expenditures not committed to at year end.

(in millions of Canadian dollars)	2018	2019	2020	2021	2022	Thereafter	Total
Satellite performance incentive payments, including interest	$13.2	$12.7	$10.6	$9.2	$8.3	$29.3	$83.2
Senior Secured Credit Facilities and Notes (1)	30.5	30.5	30.5	30.5	30.5	3,492.8	3,645.2
Interest on long-term indebtedness	200.5	198.5	197.5	195.5	193.2	231.2	1,216.4
Operating property lease commitments	6.2	3.9	3.6	3.8	3.2	21.1	41.8
Commitments for capital expenditures (2)	51.5	—	—	—	—	—	51.5
Other operating commitments	14.4	10.3	9.6	8.3	3.1	10.4	56.2
Contributions to employment benefit plans (3)	8.2	—	—	—	—	—	8.2
Decommissioning liabilities	1.3	—	—	—	—	2.7	4.0
Customer and other deposits	2.0	—	—	0.2	—	—	2.3
Other financial liabilities, including interest	4.8	0.5	0.3	—	—	—	5.6
	$332.6	$256.4	$252.1	$247.5	$238.3	$3,787.5	$5,114.4

(1)	See Note 24 of our audited consolidated financial statements. Excludes interest, deferred financing costs, interest rate floor and prepayment option.

(2)	The commitments for capital expenditures are related to our satellite programs and other capital expenditures (see Note 31 of our audited consolidated financial statements).

(3)	See Note 29 of our audited consolidated financial statements.

Our future contributions to the pension plans past 2018, future income tax liabilities and uncertain tax positions, have not been included in the table as the timing and amount of cash required cannot be accurately determined as:

●	future contributions to the pension plans depend largely on the result of actuarial valuations that are performed periodically and on the investment performance of the pension fund assets; and

●	future payments of income taxes depend on the amount of taxable earnings and on whether there are tax loss carry forwards available to reduce income tax liabilities.

Deferred revenue has not been included in the table above because it does not represent future cash payments (see Notes 21 and 23 of our audited consolidated financial statements).

MARKET RISK

Credit Risk Related to Financial Instruments

Financial instruments that potentially subject us to a concentration of credit risk consist of cash and short-term investments, accounts receivable, derivative assets and other assets. Cash and short-term investments are invested with high quality financial institutions and are governed by our corporate investment policy, which aims to reduce credit risk by restricting investments to high-grade, mainly U.S. dollar and Canadian dollar denominated investments. Credit checks are performed to minimize exposure to any one customer. We are exposed to credit risk if counterparties to our derivative instruments are unable to meet their obligations. It is expected that these counterparties will be able to meet their obligations as they are institutions with strong credit ratings, but we still periodically monitor their credit risk and credit exposure.

Foreign Exchange Risk

Our operating results are subject to fluctuations as a result of exchange rate variations to the extent that transactions are made in currencies other than Canadian dollars. The most significant impact of variations in the exchange rate is on our U.S. dollar denominated indebtedness and cash and short-term investments. In addition, a portion of our revenue and expenses, as well as the majority of our capital expenditures are denominated in U.S. dollars. As a result, the volatility of the U.S. currency exposes us to foreign exchange risks.

For the year ended December 31, 2017, we recorded a mainly non-cash foreign exchange gain of approximately $224 million due to a weaker U.S. to Canadian dollar spot rate ($1.2571) compared to December 31, 2016 ($1.3441). For the year ended December 31, 2016, we recorded a foreign exchange gain of approximately $93 million due to a weaker U.S. to Canadian dollar spot rate ($1.3441) compared to December 31, 2015 ($1.3839).

The approximate amount of our revenue and certain expenses denominated in U.S. dollars, as a percentage of their overall balance, is summarized in the table below:

Years ended December 31,	2017	2016	2015
Revenue	52%	51%	51%
Operating expenses	42%	41%	42%
Interest on our indebtedness	100%	90%	86%

We use, from time to time, the following instruments to manage our exposure to foreign exchange risk:

●	forward currency contracts to hedge foreign exchange risk on anticipated cash flows, mainly related to the construction of satellites and interest payments; and

●	currency derivative instruments to hedge the foreign exchange risk on our U.S. dollar denominated indebtedness.

Our policy is that we do not use derivative instruments for speculative purposes. As at December 31, 2017, we have no forward currency contracts nor any currency derivative instruments.

A five percent increase (decrease) in the value of the U.S. dollar against the Canadian dollar would have increased (decreased) our indebtedness and decreased (increased) our net income as at December 31, 2017 by $182 million.

A five percent increase (decrease) in the value of the U.S. dollar against the Canadian dollar would have increased (decreased) our cash and cash equivalents by $18 million, increased (decreased) our net income by $16 million and decreased (increased) our other comprehensive loss by $2 million as at December 31, 2017.

A five percent increase (decrease) in the value of the U.S. dollar against the Canadian dollar would have increased (decreased) our revenue and certain expenses for the year ended December 31, 2017, as summarized in the table below:

(In millions of Canadian dollars)
Revenue	$24
Operating expenses	$4
Interest on our indebtedness	$10

The sensitivity analyses above assume that all other variables remain constant.

Through our U.S. dollar denominated indebtedness, we are exposed to foreign exchange fluctuations. The following table contains our existing U.S. dollar denominated indebtedness balances at the beginning of each respective period, which are net of our scheduled debt repayments, and based on the foreign exchange rate as at December 31, 2017.

(CAD millions, beginning of year)	2018	2019	2020	2021	2022	Thereafter
U.S. TLB Facility	$3,016.6	$2,986.2	$2,955.7	$2,925.2	$2,894.8	$2,864.3
Senior Notes	628.6	628.6	628.6	628.6	628.6	628.6
U.S. dollar denominated debt balances	$3,645.2	$3,614.7	$3,584.3	$3,553.8	$3,523.3	$3,492.8

Interest Rate Risk

We are exposed to interest rate risk on our cash and short-term investments and on our indebtedness, a portion of which includes a variable interest rate. Changes in the interest rates could impact the amount of interest that we receive or are required to pay.

We use, from time to time, interest rate swaps to hedge the interest rate risk related to our indebtedness.

Our policy is that we do not use derivative instruments for speculative purposes. In October 2017, we entered into four interest rate swaps which hedge the interest rate risk on USD $1,800.0 million of borrowings under our U.S. TLB Facility. These contracts, which mature between September 2019 and September 2022, are at fixed interest rates ranging from 1.72% to 2.04%, excluding applicable margin.

If the interest rates on our unhedged variable rate debt increased (decreased) by 0.25%, excluding the potential impact of the interest rate floor, the result would be a decrease (increase) of $6 million to our net income for year ended December 31, 2017.

As at December 31, 2017, through our U.S. TLB Facility we are exposed to interest rate fluctuations. The following table contains the balance of the U.S. TLB facility at the beginning of each respective period, net of our scheduled repayments, and based on the foreign exchange rate as at December 31, 2017.

(CAD millions)	2018	2019	2020	2021	2022	Thereafter
U.S. TLB Facility(1)	$3,016.6	$2,986.2	$2,955.7	$2,925.2	$2,894.8	$2,864.3
Interest rate derivative variable to fixed(2)	(2,262.8)	(2,262.8)	(1,697.1)	(1,131.4)	(565.7)	—
Debt exposed to variable interest rate after interest rate derivatives	$753.9	$723.4	$1,258.6	$1,793.8	$2,329.1	$2,864.3

(1)	U.S. TLB Facility is USD denominated and bears interest at Libor with a 0.75% floor plus a spread.
(2)	USD $1,800 million notional, variable rate is greater of Libor or 0.75%. The weighted average fixed rate (before spread) varies by year and ranges from 1.89% to 2.04%.

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

RELATED PARTY TRANSACTIONS

As at December 31, 2017, related parties consisted of PSP Investments and Loral, our common shareholders, together with their subsidiaries and affiliates. In addition to the documents related to the Telesat Canada Acquisition, we have also entered into various commercial arrangements with Loral and subsidiaries and affiliates of Loral. For more information, see Note 33 of our audited consolidated financial statements.

NON-IFRS MEASURES

Consolidated EBITDA for Covenant Purposes

Under the terms of the Credit Agreement for our Senior Secured Credit Facilities, we are required to comply with a senior secured leverage ratio maintenance covenant as well as with other financial ratio covenants that impact, among other items, our ability to incur debt and make dividend payments.

If our Revolving Credit Facility is drawn, our Credit Agreement requires us to comply with a first lien net leverage ratio of 5.75:1.00, tested quarterly, and failure to comply will result in an event of default. We refer to this first lien net leverage ratio as the Consolidated Total Secured Debt to Consolidated EBITDA for Covenant Purposes ratio.

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

(in CAD millions)	Year Ended December 31, 2017
Net income	$505.1
Impact of unrestricted subsidiary	—
Consolidated earnings for Covenant Purposes	505.1
Plus:
Income taxes (Note 1)	80.2
Interest expense (Note 1)	192.6
Depreciation and amortization expense (Note 1)	247.4
Non-cash share-based compensation	2.9
Other	28.8
Decreased by:
Non-cash losses (gains) on changes in fair value of financial instruments and swap obligations and cash losses (gains) on the value of swap obligations	(60.3)
Non-cash losses (gains) resulting from changes in foreign exchange rates	(223.9)
Consolidated EBITDA for Covenant Purposes	$772.8

Note 1:	Tax, interest, depreciation and amortization expense for covenant purposes excludes certain specific expenses as defined in the Credit Agreement. As a result, these items in the covenant calculation do not reconcile to the financial statement line items.

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

The following is a reconciliation of our Consolidated Total Debt for Covenant Purposes and Consolidated Total Secured Debt for Covenant Purposes to Indebtedness:

(in $ millions)	As at December 31, 2017
U.S. dollar denominated debt
Term Loan B U.S Facility (USD)	$2,399.7
8.875% Senior Notes (USD)	500.0
2,899.7
Foreign exchange adjustment	745.5
Subtotal (CAD)	3,645.2
Deferred financing costs, interest rate floor and prepayment option (CAD)	(101.8)
Indebtedness	$3,543.4

(in CAD $ millions)
Indebtedness	$3,543.4
Adjustments for covenant purposes:
Deferred financing costs, interest rate floor and prepayment option (CAD)	101.8
less: Cash and Cash Equivalents (max. $100 million USD)	(125.7)
Consolidated Total Debt for Covenant Purposes	$3,519.5
Consolidated Total Debt for Covenant Purposes	$3,519.5
less: Unsecured debt (8.875% Senior Notes)	(628.6)
Consolidated Total Secured Debt for Covenant Purposes	$2,890.9

As at December 31, 2017, the Consolidated Total Debt to Consolidated EBITDA for Covenant Purposes ratio, for the purposes of our Senior Secured Credit Facilities was 4.55:1.00. The Consolidated Total Secured Debt to Consolidated EBITDA for Covenant Purposes ratio, for the purposes of our Senior Secured Credit Facilities, was 3.74:1.00.

CRITICAL ACCOUNTING JUDGMENTS AND ESTIMATES

The preparation of financial statements in accordance with IFRS requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the financial statements, and the amounts of revenue and expenses reported for the year. Actual results could differ from these estimates under different assumptions and conditions. For more details on these estimates, refer to Note 5 of our audited consolidated financial statements.

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

Impairment of goodwill

Goodwill represented $2,446.6 million of our total assets as at December 31, 2017. Determining whether goodwill is impaired requires an estimation of our value, which requires us to estimate the future cash flows expected to arise from operations and to make assumptions regarding economic factors, tax rates, and annual growth rates. Actual operating results and our related cash flows could differ from the estimates used for the impairment analysis.

Impairment of intangible assets

Intangible assets represented a significant portion of our total assets as at December 31, 2017. We test intangible assets for impairment annually or more frequently if indicators of impairment or reversal of a prior impairment loss exist. The impairment analysis requires us to estimate the future cash flows expected to arise from operations, and to make assumptions regarding economic factors, discount rates, tax rates, and annual growth rates. Significant judgments are made in establishing these assumptions. Actual operating results and our related cash flows could differ from the estimates used for the impairment analysis.

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

Recent IFRS Accounting Pronouncements

The International Accounting Standards Board (“IASB”) periodically issues new and amended accounting standards. The new and amended standards determined to be applicable to us are disclosed below. The remaining new and amended standards have been excluded as they are not applicable.

Revenue

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) was issued by the IASB in May 2014, and will replace IAS 18, Revenue, IAS 11, Construction Contracts, and related interpretations on revenue. IFRS 15 sets out the requirements for recognizing revenue that apply to all contracts with customers, except for contracts that are within the scope of the standards on leases, insurance contracts and financial instruments. IFRS 15 uses a control based approach to recognize revenue which is a change from the risk and reward approach under the current revenue standard. We can elect to use either a full or modified retrospective approach when adopting this standard which is effective for annual periods beginning on or after January 1, 2018. We have elected to use a modified retrospective approach when adopting this standard.

Based on the evaluations to date, we have identified the following areas that will be affected:

•	A material amount will be required to be recognized relating to the promised amount of consideration for effects of the time value of money for prepayment on less than ten contracts with a significant financing component. We anticipate that this will result in an increase to deferred revenue, a decrease to deferred tax liabilities and a decrease to accumulated earnings on January 1, 2018. Going forward, this change will result in a higher amount of annual revenue being recognized and a higher amount of interest expense being recorded and an immaterial impact on net income.

•	Based upon the analysis performed, for certain contracts it appears that we would be considered as an agent in the arrangement as opposed to the principal. This will result in a reclassification between revenue and operating expenses, which will decrease both revenue and operating expenses in future years. There is no impact on net income as a result of this change.

•	Additional disclosures will be required as a result of the new standard.

We have not yet finalized the quantification of the above noted impacts of this adoption as we continue to evaluate the impact of IFRS 15 and emerging guidance.

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

This standard is effective for annual periods beginning on or after January 1, 2018. Based on the evaluations to date, we have identified the following area which will be affected:

•	An amount will be required to be recognized relating to the repricing of our Term Loan B — U.S. Facility which reduced the applicable margin from 3.75% to 3.00% on February 1, 2017. We estimate that the indebtedness will decrease, deferred tax liabilities will increase and accumulated earnings will increase as a result of IFRS 9 on January 1, 2018. Going forward, this change will result in immaterial higher annual interest expense being recorded.

We have not yet finalized the quantification of the above noted impacts of this adoption as we continue to evaluate the impact of the changes to IFRS 9 and emerging guidance.

Leases

IFRS 16, Leases (“IFRS 16”) was issued by the IASB in January 2016, and will replace IAS 17, Leases and related interpretations on leases. IFRS 16 will require a lessee to recognize a right-of-use asset and lease liability for all leases with a term of more than 12 months. The standard will also require that the depreciation of the lease assets be recorded separately from the interest expense on the lease liabilities on the statement of income. For lessors, IFRS 16 substantially carries forward the requirements of IAS 17. IFRS 16 also aligns the definition of a lease with the control based approach in IFRS 15.

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

Share-based payments

In June 2016, amendments were issued by the IASB to IFRS 2, Share-based payments. These amendments clarify the accounting treatment and disclosure requirements for certain types of share-based payment transactions, including cash-settled share-based payment transactions, share-based payment transactions with a net settlement feature for withholding tax obligations, as well as modifications to share-based payment transactions from cash settled to equity settled. These amendments are effective for annual periods beginning on or after January 1, 2018. We do not anticipate that the amendments to this standard will have a material impact on our audited consolidated financial statements.

 Income Taxes

IFRIC 23, Uncertainty over Income Taxes Treatments was issued by the IASB in June 2017. The interpretation clarifies how to apply the recognition and measurement requirements in IAS 12, Income Taxes when there is uncertainty over income tax treatments. This interpretation is effective for annual reporting periods beginning on or after January 1, 2019. We are currently evaluating the impact of this interpretation on our audited consolidated financial statements.

Item 6. Directors, Senior Management and Employees

A. Directors and senior management.

In the following table are listed the (1) names, (2) ages as of December 31, 2017 and (3) positions of the individuals who serve as the directors and senior management of Telesat, along with the date that each individual was elected or appointed:

Name	Age	Title	Date Elected or Appointed a Director or Member of Senior Management
Directors
Mark H. Rachesky, M.D.(1)	58	Chairman of the Board	October 31, 2007
Michael B. Targoff(2)	73	Director	October 31, 2007
Henry (Hank) Intven	69	Director	October 31, 2007
David Bernardi	55	Director	July 25, 2017
Michael Boychuk(2)	62	Director	July 17, 2015
Guthrie Stewart(1)	62	Director	August 8, 2016
John P. (Jack) Cashman	77	Director	October 31, 2007
Colin D. Watson(2)	76	Director, Chair of Audit Committee	October 31, 2007
Clare R. Copeland(1)	81	Director, Chair of Compensation and Corporate Governance Committee	October 31, 2007
Richard Fadden	66	Director	August 3, 2016
Senior Management
Daniel S. Goldberg	52	President and Chief Executive Officer	September 18, 2006
Michèle Beck	52	Vice President, North American Sales	January 1, 2013
Michel G. Cayouette	59	Chief Financial Officer and Treasurer	September 17, 2008
Christopher S. DiFrancesco	54	Vice President, General Counsel and Secretary	January 5, 2009
Thomas E. Eaton, Jr.	62	Vice President, International Sales	September 11, 2014
Patrick M. Enright	59	Vice President, Network Operations	December 1, 2004
John Flaherty	52	Vice President, Business Planning & Marketing	January 1, 2013
Ellen Hols	47	Vice President, Government Affairs	April 24, 2017
Erwin Hudson	61	Vice President, Telesat LEO	April 25, 2017
Michael C. Schwartz	53	Senior Vice President, Corporate & Business Development	November 30, 2015
David N. Wendling	55	Chief Technical Officer	October 31, 2007

(1)	Member of Compensation and Corporate Governance Committee.
(2)	Member of Audit Committee.

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

Directors

Mark H. Rachesky, M.D. is the founder of MHR Fund Management LLC and has been its President since its inception in 1996. He has been Non-executive Chairman of the Board of Directors of Loral since 2006 and is Chairman of the Compensation Committee and a member of the Executive Committee of Loral. Dr. Rachesky is Non-executive Chairman of the Board and a member of the Strategic Advisory Committee and Compensation Committee of Lions Gate Entertainment Corp., and a Director and member of the Finance, and Nominating and Governance Committee of Navistar International Corporation, and a Director, and member of the Governance and Nominating Committee and the Compensation Committee of Emisphere Technologies, Inc., and a Director, and member of the Compensation, Corporate Governance and Nominating Committees of Titan International Inc.

Michael B. Targoff has been Vice Chairman of Loral Space & Communications since November 2005, a consultant to Loral since December 2012 and was Chief Executive Officer from 2006 to 2012, and President from 2008 to 2012. From 1998 to 2006, Mr. Targoff was founder and principal of Michael B. Targoff & Co., a private investment company.

Henry (Hank) Intven is a legal counsel with the telecommunications practice of the law firm McCarthy Tétrault LLP. He served as Executive Director of Telecommunications at the Canadian Radio-television and Telecommunications Commission from 1980 to 1985. Over the past 32 years, he has advised on many of the major commercial, regulatory and policy developments in the Canadian telecommunications industry and has worked on commercial and regulatory telecommunications matters in more than 20 other countries.

David Bernardi has been employed as the Chief Technology Officer of Telesystem Ltd., a Canadian private capital corporation since 2000. Mr. Bernardi is also a Managing Partner in three funds controlled by Telesystem which have invested in early-stage Canadian technology companies. Mr. Bernardi currently serves on the board of directors of the following companies: Averna Technologies, Inc., CVT Corp Transmission Inc., The Fox Group, Inc., and Metafoam Technologies Inc. Until its sale to Cisco Systems Inc. in February 2018, Mr. Bernardi was a Director of NASDAQ-listed Broadsoft Inc. He also serves as a Director of Centech, a Montreal-based university-affiliated incubator. Mr. Bernardi holds an ICD.D designation from the Institute of Corporate Directors of Canada.

Michael T. Boychuk was, from July 2009 to June 2015, President of Bimcor Inc., the pension fund investment manager for the Bell Canada group of companies. From 1999 to 2009, he was Senior Vice-President and Treasurer of BCE Inc. and Bell Canada, being responsible for all Treasury and Capital Markets activities of the BCE group of companies and, until 2005, he was also responsible for all mergers and acquisition activities. He joined BCE in 1997 as President and Chief Executive Officer of BCE Capital, the venture capital arm of BCE Inc. Mr. Boychuk began his career with KPMG (Peat Marwick) and later joined the Montreal Trust Company where he held progressively senior positions until 1993. From 1994 to 1997, he co-founded Manitex Capital Inc., a private equity merchant bank. He currently is a member of the Board of Directors of the Laurentian Bank of Canada (Chair, Audit Committee), Fengate (Chair, Advisory Board) and GDI Integrated Services (Chair Audit Committee). Mr. Boychuk also serves as a member of the Board and Audit Committee of Cadillac Fairview Corporation. He is also a member of the Investment Advisory Committee of Nunavut Trust, the McConnell Foundation and the McGill Pension Investment Committee (Chair). Mr. Boychuk is a Governor of McGill University and Chair the University’s Audit Committee. He is also a member of the International Advisory Board of the Faculty of Management of McGill University.

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

Colin D. Watson is currently a director of Mason Capital Ltd. He was President and CEO of Rogers Cablesystems (1979 – 1996), Spar Aerospace (1996 – 1999) and Vector Aerospace (2003 – 2005). He was also Vice Chairman of Spar Aerospace Limited from 2000 to 2002.

Clare R. Copeland is the Vice Chairman of Falls Management Company, a commercial development and casino in Niagara Falls, Ontario. He held the position of Chairman of Toronto Hydro Corporation, a Canadian electricity provider, from 1999 to 2013. Between 2000 and 2002, he was Chairman and Chief Executive Officer of OSF Inc., a manufacturer of retail store interiors. He is also on the Boards of RioCan, MDC Corp. and Chesswood Inc. He was President and Chief Executive Officer of People’s Jewellers Corporation (1993 – 1999), Chairman of Sun Media (1997 – 1999), President and CEO of Granada Canada Limited (1984 – 1988) and Chairman of Ontario Place (1987 – 1997). He has also held several senior management positions, including Chief Operating Officer with Zale Corporation (1991 – 1993).

Richard Fadden was the National Security Advisor to the Prime Minister of Canada from January 2015 to March 2016. Previously he was the Deputy Minister of National Defence starting in 2013 and served as the Director of the Canadian Security Intelligence Service from 2009 until 2013. Mr. Fadden has also served as the Deputy Minister for Citizenship and Immigration Canada from 2006 to 2009, the Deputy Minister of Natural Resources Canada from 2005 to 2006, President of the Canadian Food Inspection Agency from 2002 to 2005, and Deputy Clerk and Counsel in the Privy Council Office from 2000 to 2002, during which time he assumed the additional duties of Security and Intelligence Coordinator in February 2001. Earlier in his career, Mr. Fadden worked in a variety of positions throughout the Government of Canada including in the Department of External Affairs, the Office of the Auditor General of Canada, Natural Resources Canada and the Treasury Board Secretariat.

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

Michel G. Cayouette became Telesat’s Chief Financial Officer and Treasurer in 2008. Prior to that, Mr. Cayouette was Managing Partner of Gordon Blake, LLC since 2003. From 2002 to 2003, he served as Chief Financial Officer of Flag Telecom Holdings Ltd. From January 2001 to November 2001, he served as Executive Vice President and Chief Financial Officer of TIW Asia N.V. From 1992 to 2000, he held several senior executive positions for Teleglobe Communications Corporation and Teleglobe Inc. Mr. Cayouette is a chartered accountant and a certified public accountant. He holds a Master of Business Administration degree and a Bachelor of Administration degree from the University of Montreal (École des Hautes Études Commerciales).

Christopher S. DiFrancesco became Telesat’s Vice President, General Counsel and Secretary in 2009. Prior to that, Mr. DiFrancesco served as Senior Vice President, Legal, General Counsel and Secretary of Corel Corporation, a position he held since 2006. From 2003 to 2006, he served as Corel Corporation’s Vice President, Legal, General Counsel and Secretary, and as Corporate Counsel from 2000 to 2003. From 1998 to 2000, he served as Associate Counsel for the National Hockey League Players’ Association. From 1989 to 1998, he was an Articling Student and then Associate with the law firm of Gowling Lafleur Henderson. He holds a Bachelor of Engineering Science in Mechanical Engineering and a Bachelor of Laws from the University of Western Ontario.

Thomas E. Eaton Jr. joined Telesat in 2014 as Vice-President, International Sales. Before joining Telesat, Mr. Eaton was President of Harris CapRock Communications and an officer of Harris Corp from 2011 to 2013, Chief Operating Officer of Harris CapRock Communications from 2010 to 2011, and President of CapRock Government Solutions from 2007 to 2010. Previously, he served as President of G2 Satellite Solutions, a wholly-owned subsidiary of PanAmSat, and Executive Vice-President of PanAmSat from 2002 to 2007, and as Executive Vice-President of Global Sales and Marketing from 2000 to 2002. Mr. Eaton was Vice-President of Global Sales and Marketing for Intelsat from 1995 to 2000, and served as co-founder and Vice-President, Sales and Marketing for Integrated Network Services, Inc. from 1992 to 1995. He holds a Master of Business Administration from Mercer University and a Bachelor of Business Administration, Accounting from the University of Georgia.

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

Ellen Hols joined Telesat in 2017 as Vice President, Government Affairs. Prior to joining Telesat, from 2007 to 2017 Ellen held a number of senior management positions of increasing responsibility with various departments in the Government of Canada. Most recently, she held the positions of Director of Operations, Foreign and Defence Policy at the Privy Council Office from 2016 to 2017, Chief of Staff to the National Security Advisor from 2015 to 2016 and Chief of Staff to the Deputy Minister of National Defence from 2011 to 2015. For these positions, Ellen was primarily responsible for formulating and providing strategic advice and guidance to senior government and political officers with respect to foreign affairs, national security and defence policy. Ellen attended Carleton University in Ottawa and holds degrees in Economics and Political Science.

Erwin Hudson joined Telesat in 2017 as Vice President, Telesat LEO. Prior to joining Telesat, Mr. Hudson was at ViaSat Inc. where he was Sr. Vice President, ViaSat Australia from 2012 to 2017. Between 2000 and 2012, Mr. Hudson held positions at WildBlue Communications including President and Chief Technology Officer. WildBlue was acquired by ViaSat in 2009. Prior to WildBlue, Mr. Hudson was a senior executive at Space Systems Loral from 1998 to 2000 and, before that he was Director, Satellite Communications at TRW Space & Electronics. Mr. Hudson was at TRW from 1980 to 1998. Mr. Hudson earned a Bachelor’s Degree in Electrical Engineering from North Carolina State University, a Master’s Degree in Electrical Engineering from The Ohio State University and a Professional Engineers Degree in Electrical Engineering from the University of Southern California.

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

Michael C. Schwartz rejoined Telesat in 2015 as Senior Vice President, Corporate & Business Development. From 2013 to 2015, he served as Senior Vice President, Corporate Strategy and Development with Sprint Corporation, after having served as Vice President, Marketing, Corporate Development & Regulatory of Telesat from 2007. Mr. Schwartz joined Telesat from SES New Skies, where he served as Senior Vice President of Marketing and Corporate Development, a position he held since 2006 following the purchase of New Skies Satellites by SES. Prior to that, Mr. Schwartz served in the same position for New Skies Satellites since 2003. Prior to joining New Skies Satellites, he served as Chief Development and Financial Officer of Terabeam Corporation (Terabeam), responsible for business and corporate development as well as financial operations. Prior to Terabeam, he was a co-founder and President of an Internet infrastructure company, which was sold in 2000. He also held two senior positions at AT&T Wireless Services, most recently as Vice President of Acquisitions and Development. Mr. Schwartz graduated magna cum laude from Harvard University in physics and magna cum laude from Harvard Law School.

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

B. Compensation.

Director Compensation

Loral and PSP Investments are each entitled to nominate three directors to the board. None of those six directors who are shareholder nominees are paid a fee by us for their services as directors.

During the fiscal year ended December 31, 2017, the aggregate fees paid to the other four directors by us were approximately $503,000.

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

Senior Management Compensation

The aggregate salary and benefits paid by us to Telesat’s senior management for the year ended December 31, 2017 amounted to approximately $18.5 million. The aggregate salary and benefits paid by us to the five highest-paid officers of Telesat for the fiscal year ended December 31, 2017 was approximately $14.5 million.

As a Canadian company that is not a reporting issuer under the securities legislation of any jurisdiction in Canada, Telesat is not required to publicly disclose individual compensation information either as a requirement under its governing statute or under any securities legislation. Telesat does not publicly disclose individual compensation information in Canada.

In addition, the current service costs set aside or accrued by us during 2017 to provide pension, retirement or similar benefits to senior management of Telesat amounted to approximately $1.6 million.

Directors’ and Senior Management’s Indemnity Payments

We have entered into indemnity agreements with Telesat’s directors and members of senior management that may require us to indemnify them against certain liabilities that may arise by reason of their status or service as our directors or members of senior management. No indemnity payments were made to directors and/or senior management in 2017.

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

The principal duties and responsibilities of our Audit Committee, which are included in our Audit Committee charter, are to assist the board in its oversight of:

●	the integrity of the corporation’s financial statements and related information;
●	the corporation’s compliance with applicable legal and regulatory requirements;
●	the independence, qualifications and appointment of the corporation’s auditor;
●	management responsibility for reporting on internal controls and risk management; and
●	the administration, funding and investment of the corporation’s pension plans and fund.

Our Audit Committee is also responsible for:

●	appointing, compensating, retaining and overseeing the work of the corporation’s principal accounting firm;
●	establishing procedures for (a) the receipt, retention and treatment of complaints received by the corporation regarding accounting, internal controls or auditing matters and (b) confidential, anonymous submission of complaints by employees regarding questionable accounting or auditing matters;
●	pre-approving all engagements for permitted non-audit services provided by the corporation’s auditor to the corporation; and
●	reviewing and discussing the annual consolidated financial statements with management.

The Audit Committee has the authority to engage outside counsel and other outside advisors as it deems appropriate to assist it in the performance of its functions.

Compensation and Corporate Governance Committee

Our Compensation and Corporate Governance Committee is comprised of Messrs. Copeland and Stewart and Dr. Rachesky. Mr. Copeland is the chair of the committee.

The principal duties and responsibilities of our Compensation and Corporate Governance Committee, which are included in our Compensation and Corporate Governance Committee charter, are to assist the board in its oversight of:

●	the compensation, nomination, evaluation and succession of officers and other management personnel;
●	developing and implementing the corporation’s corporate governance guidelines;
●	identifying individuals qualified to become board members;
●	determining the composition of the board of directors and its committees;
●	determining the directors’ remuneration for board and committee service; and
●	overseeing the corporation’s policies concerning business conduct, ethics, and other matters, and if required, public disclosure of material information.

D. Employees.

As of December 31, 2017, Telesat and its subsidiaries had approximately 386 full and part-time employees, approximately 3.4% of whom are subject to collective bargaining agreements. Our employee body is primarily comprised of professional engineering, sales and marketing staff, administrative staff and skilled technical workers. Telesat considers its employee relations to be good.

E. Share ownership.

The following table presents information regarding the ownership of certain classes of shares of Telesat Canada by our directors and senior management as of December 31, 2017.

Name (Title)	Common	Voting Participating Preferred	Non-Voting Participating Preferred	Director Voting Preferred	Percentage of Class
Mark H. Rachesky, M.D.(1)	—	—	—	—	—
Michael B. Targoff	—	—	—	—	—
Hank Intven	—	—	—	—	—
Michael Boychuk	—	—	—	—	—
Daniel Garant	—	—	—	—	—
Guthrie Stewart	—	—	—	—	—
John P. (Jack) Cashman	—	—	—	820	82%
Colin D. Watson	—	—	—	180	18%
Clare R. Copeland	—	—	—	—	—
Richard Fadden	—	—	—	—	—
Daniel S. Goldberg	—	—	561,528	—	1.5%
Michèle Beck	—	—	—	—	—
Michel G. Cayouette	—	—	72,449	—	0.2%
Christopher S. DiFrancesco	—	—	—	—	—
Patrick M. Enright	—	—	—	—	—
Thomas E. Eaton, Jr.	—	—	—	—	—
John Flaherty	—	—	—	—	—
Michael C. Schwartz	—	—	383,034	—	1.0%
David N. Wendling	—	—	—	—	—

(1)	Various funds affiliated with MHR hold, as at December 31, 2017, approximately 39.9% of Loral’s outstanding voting common stock and 58.4% of Loral’s total outstanding voting and non-voting common stock. Mark H. Rachesky, M.D., chairman of our board of directors and non-executive chairman of the board of directors of Loral, is the co-founder and president of MHR.

Telesat Canada Stock Options

In September 2008 and April 2013, Telesat Holdings adopted stock incentive plans for certain key employees. The plans provide for the grant of up to 13,273,779 options, 8,824,646 authorized in 2008, 4,036,729 authorized in 2013, 62,404 authorized in 2015, and an additional 350,000 authorized in 2017, to purchase non-voting participating preferred shares of Telesat Canada convertible into common shares of Telesat Canada.

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

In August 2017, Telesat authorized the exchange of 805,835 performance-vesting options for 805,835 time-vesting options. The exchanged amounts included 715,383 unvested performance-vesting options which were exchanged for an equal amount of unvested time-vesting options. A portion of the new unvested time-vesting options will vest upon the next anniversary date of the option holder with remaining vested evenly over a three-year period commencing on the sixth anniversary date.

As at December 31, 2017, there were 3,940,607 options outstanding under both plans (of which 3,089,092 were vested). The weighted average remaining life of these outstanding options was four years and the weighted average exercise price of the outstanding options granted to senior management is $23.74. There are 286,147 and 525,300 remaining options available for grant under the 2008 and 2013 plans, respectively.

In connection with the $387 million U.S dollar cash distribution to our shareholders, effective January 25, 2017, a special payment was authorized to option holders of $12.8 million U.S. dollars. Of this balance, $10.0 million U.S. dollars has been recorded as an operating expense in 2017, of which $8.0 million U.S. dollars has been paid. The remaining payments will be made in subsequent periods subject to certain conditions being met.

Item 7. Major Shareholders and Related Party Transactions

A. Major shareholders.

The following table sets forth the ownership of shareholders that are the beneficial owners of 5% or more of each class of shares of Telesat Canada as of December 31, 2017.

Name (Title)	Common (C)	Voting Participating Preferred (VPP)	Non-Voting Participating Preferred (NPP)	Director Voting Preferred (DVP)	Percentage of Class
Red Isle Private Investments Inc. (1)	35,172,218	7,034,444	1,018,608	—	C: 47.4%
					VPP: 100%
					NPP: 2.6%
Loral Holdings Corporation (1)	39,080,242	—	35,953,824	—	C: 52.6%
					NPP: 93.7%
John P. (Jack) Cashman	—	—	—	820	DVP: 82%
Colin D. Watson	—	—	—	180	DVP: 18%

(1)	Each of Red Isle’s and Loral’s economic and voting interests on a combined basis taking into account the number and classes of shares owned by each of them are described below.
(2)	Various funds affiliated with MHR hold, as at December 31, 2017, approximately 39.9% of Loral’s outstanding voting common stock and 58.4% of Loral’s total outstanding voting and non-voting common stock. Mark H. Rachesky, M.D., chairman of our board of directors and non-executive chairman of the board of directors of Loral, is the co-founder and president of MHR.

PSP Investments is a Canadian crown corporation established to invest the amounts transferred by the federal government equal to the proceeds of the net contributions since April 1, 2000, for the pension plans of the Public Service, the Canadian Forces and the Royal Canadian Mounted Police, and since March 1, 2007, for the Reserve Force Pension Plan. PSP Investments holds its interest in Telesat Canada through a wholly-owned subsidiary, Red Isle Private Investments Inc. (“Red Isle”), a corporation organized under the CBCA. Red Isle’s interest in Telesat Canada is a 36.1% equity interest, a 67.3% voting interest on all matters except for the election of directors, and a 29.4% voting interest for the election of directors. PSP Investments’ principal offices are at 1250 Boulevard René Lévesque West, Suite 900, Montreal, Quebec, Canada, H3B 4W8 and its registered offices are at 1 Rideau Street, 7th Floor, Ottawa, Ontario, Canada, K1N 8S7.

Loral is a Delaware corporation. Loral participates in satellite services operations through its ownership of a 62.7% equity interest in Telesat Canada and a 32.7% voting interest on all matters (in each case as at December 31, 2017). Loral’s principal offices are located at 600 Fifth Avenue, 16th Floor, New York, New York 10020. Loral’s registered office in the State of Delaware is located at 1209 Orange Street, Wilmington County of New Castle, Delaware 19801. Various funds affiliated with MHR hold, as at December 31, 2017, approximately 39.9% of Loral’s outstanding voting common stock and 58.4% of Loral’s total outstanding voting and non-voting common stock. Mark H. Rachesky, M.D., chairman of our board of directors and non-executive chairman of the board of directors of Loral, is the co-founder and president of MHR.

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

The Shareholders Agreement provides for, among other things, the manner in which the affairs of Telesat and its subsidiaries will be conducted and the relationships among the parties and future shareholders of Telesat. Specifically, with respect to Telesat, the Shareholders Agreement provides for its capital structure, the number and election of members of the board of directors, the meetings of directors, the required vote of the board of directors to take certain actions, the approval of the Skynet Transaction, the officers, and the rights of certain shareholders to appoint observers to the board of directors. The Shareholders Agreement also approves an initial business plan, provides for the preparation and approval of annual budgets and business plan updates and procedures for the purchase of equipment, products and services from Loral and its affiliates, an agreement by Loral not to engage in a competing satellite communications business and agreements by the shareholders not to solicit employees of Telesat or any of its subsidiaries. Additionally, the Shareholders Agreement details the matters requiring shareholder approval or the approval of a shareholder, provides for preemptive rights for certain shareholders upon the issuance of certain shares of capital stock of Telesat and provides for either PSP Investments or Loral to cause Telesat to conduct an initial public offering of its equity shares. The Shareholders Agreement also restricts the ability of holders of certain shares to transfer them unless certain conditions are met or approval of the transfer is approved by directors, provides for a right of first offer to equity shareholders if a holder of equity shares wishes to sell them to a third party, provides for, in certain circumstances, tag-along rights in favor of non-Loral shareholders if Loral sells equity shares, drag-along rights in favor of Loral in case Loral enters into an agreement to sell all of its Telesat equity securities and drag-along rights in favor of PSP Investments for the sale of Telesat if Loral undergoes a change of control. Also, the Shareholders Agreement provides for PSP Investments and Loral to have the right to require the other party to sell all of its equity shares or voting shares to PSP Investments or to a designee of Loral, as applicable, under certain circumstances.

The Shareholders Agreement provides for a board of directors of Telesat consisting of 10 directors, three nominated by Loral, three nominated by PSP Investments and four independent directors selected by a nominating committee comprised of one PSP Investments nominee, one Loral nominee and one of the independent directors then in office. Each shareholder is obligated to vote all shares for the election of the directors nominated by the nominating process. Each shareholder of Telesat agreed to certain covenants, particularly with respect to: voting of shares in certain circumstances, compliance by such party’s subsidiaries with the Shareholders Agreement and keeping certain information confidential. The Shareholders Agreement provides to Loral the right of approval over many large capital expenditures, including, approval over purchases and/or financing of new satellites by us, under certain circumstances.

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

Administration Fee

Loral’s employees and retirees participate in certain welfare plans sponsored or managed by Telesat. Loral pays Telesat an annual administrative fee of US$100,000 and reimburses Telesat for the plan costs attributable to Loral participants.

Loral Nominee Director

McCarthy Tétrault LLP has acted as Canadian counsel to Loral, Telesat Interco and Holdings in connection with the Telesat Canada acquisition, the offering of prior series of notes and other matters, and may act for Telesat Canada on other matters in the future. Mr. Hank Intven, counsel with McCarthy Tétrault LLP, is a director of Telesat Canada. See “Directors and senior management.” In 2017, the aggregate amount of expenses incurred by Telesat Canada and its subsidiaries for services received from McCarthy Tétrault LLP was approximately $148,000.

Goldberg, Godles, Wiener & Wright

Henry Goldberg, the father of Daniel Goldberg, the President and Chief Executive Officer of Telesat Canada, is a partner in the law firm Goldberg, Godles, Wiener & Wright, which handles certain matters for Telesat Canada and its subsidiaries. In 2017, the aggregate amount of expenses incurred by Telesat Canada and its subsidiaries for services received was approximately US$1,310,000.

Special cash distribution

Effective January 25, 2017, the Board of Directors approved a special cash distribution to shareholders, as a reduction of stated capital in the amount of approximately $387.2 million U.S. dollars. Of this balance, $138.5 million U.S. dollars was paid to Red Isle Private Investments Inc., $242.7 million U.S. dollars was paid to Loral Holdings, with the remainder paid to various individuals. These distributions were made during the first quarter of 2017.

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

We are subject to audits by taxing authorities in the various jurisdictions in which we operate. In Brazil, we are currently involved in a number of disputes with the Brazilian tax authorities who have alleged that additional taxes are owed on revenue earned by our Brazilian subsidiaries for the period 2003 to 2012. The disputes relate to the Brazilian tax authorities’ characterization of our revenue. Additional taxes and interest of approximately $40.2 million have been assessed by Brazilian tax authorities and we have challenged those assessments. We believe the likelihood of an unfavorable outcome in these disputes is remote and, as such, no reserve has been established.

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

Dividend Policy

Common Shares

In 2017, no dividends on the common shares were declared. Dividends will be declared subject to the requirements of the CBCA, and paid as permitted by the Senior Secured Credit Facilities and the indenture governing the Senior Notes.

Voting Participating Preferred Shares

In 2017, no dividends on the voting participating preferred shares were declared. Dividends will be declared subject to the requirements of the CBCA, and paid as permitted by the Senior Secured Credit Facilities and the indenture governing the Senior Notes.

Non-Voting Participating Preferred Shares

In 2017, no dividends on the non-voting participating preferred shares were declared. Dividends will be declared subject to the requirements of the CBCA, and paid as permitted by the Senior Secured Credit Facilities and the indenture governing the Senior Notes.

Director Voting Preferred Shares

In November, 2017, dividends on the director voting preferred shares were declared and paid for the period November 1, 2016 to October 31, 2017 in the amount of $10,000. Dividends for future periods will be declared subject to the requirements of the CBCA, and paid as permitted by the Senior Secured Credit Facilities and the indenture governing the Senior Notes.

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

Voting Participating Preferred Shares

The rights, privileges and conditions of the voting participating preferred shares are identical in all respects to those of the common shares, except for the following:

●	The holders of voting participating preferred shares are not entitled to vote at meetings of the shareholders of Telesat Canada on resolutions electing directors.
●	For all other meetings of the shareholders of Telesat Canada, the holders of voting participating preferred shares are entitled to a variable number of votes per voting participating preferred share based on the number of voting participating preferred shares, non-voting participating preferred shares and redeemable non-voting participating preferred shares outstanding on the record date of the given meeting of the shareholders of Telesat Canada.
●	The voting participating preferred shares are convertible, at any time, at the holders’ option into common shares or non-voting participating preferred shares on a one-for-one basis as long as the result of such conversion does not cause Telesat Canada to cease to be a “qualified corporation” within the meaning of the Canadian Telecommunication Common Carrier Ownership and Control Regulations pursuant to the Telecommunications Act (Canada).

The voting participating preferred shares have no par value.

Non-Voting Participating Preferred Shares

The rights, privileges and conditions of the non-voting participating preferred shares are identical in all respects to those of the common shares, except for the following:

●	The holders of non-voting participating preferred shares are not entitled to vote on any matter at meetings of the shareholders of Telesat Canada, except in respect of a class vote applicable only to the non-voting participating preferred shares.
●	The non-voting participating preferred shares are convertible, at any time, at the holders’ option into common shares or voting participating preferred shares on a one-for-one basis as long as the result of such conversion does not cause Telesat Canada to cease to be a “qualified corporation” within the meaning of the Canadian Telecommunication Common Carrier Ownership and Control Regulations pursuant to the Telecommunications Act (Canada).

The non-voting participating preferred shares have no par value.

Director Voting Preferred Shares

The rights, privileges and conditions of the director voting preferred shares are identical in all respects to those of the common shares, except for the following:

●	The holders of director voting preferred shares are entitled to receive notice of and to attend all meetings of the shareholders of Telesat Canada at which directors of Telesat Canada are to be elected. The holders of director voting preferred shares are not entitled to attend meetings of the shareholders of Telesat Canada and have no right to vote on any matter other than the election of directors of Telesat Canada.
●	The holders of director voting preferred shares are entitled to receive annual non-cumulative dividends of $10 per share if declared by the Board of Directors of Telesat Canada, in priority to the payment of dividends on the common shares, voting participating preferred shares, non-voting participating preferred shares, redeemable common shares, and redeemable non-voting participating preferred shares, but after payment of any accrued dividends on the senior preferred shares.
●	In the event of liquidation, wind-up or dissolution, the holders of director voting preferred shares are entitled to receive $10 per share in priority to the payment of dividends on the common shares, voting participating preferred shares, non-voting participating preferred shares, redeemable common shares, and redeemable non-voting participating preferred shares, but after payment of any accrued dividends on the senior preferred shares.
●	The director voting preferred shares are redeemable at the option of Telesat Canada, at any time, at a redemption price of $10 per share.

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

Significant Differences with Applicable U.S. Law.  None.

Special Conditions for Changes in Capital.  None.

C. Material contracts.

Set forth below is a list of each material contract, other than contracts entered into in the ordinary course of business, to which Telesat Canada and its subsidiaries is a party, for the two years immediately preceding publication of this Annual Report:

●	Indenture, dated November 17, 2016, with respect to Telesat Canada’s 8.875% Senior Notes due 2024, among Telesat Holdings, Telesat, Telesat LLC, as co-issuer, the guarantors party thereto and The Bank of New York Mellon, as Trustee
●	First Supplemental Indenture, dated as of December 29, 2016, with respect to Telesat Canada’s 8.875% Senior Notes due 2024, among Telesat Canada, Telesat LLC, as co-issuer, the guarantors party thereto and The Bank of New York Mellon, as Trustee
●	Amendment No. 2, dated as of November 17, 2016, to the Credit Agreement dated as of March 28, 2012, by and among Telesat Holdings Inc., Telesat Canada, Telesat LLC, the guarantors party thereto, JP Morgan Chase Bank, N.A., as administrative agent, and the other lenders party thereto (13)
●	Amendment No. 3, dated as of December 19, 2016, to the Credit Agreement dated as of March 28, 2012, by and among Telesat Holdings Inc., Telesat Canada, Telesat LLC, the guarantors party thereto, JP Morgan Chase Bank, N.A., as administrative agent, and the other lenders party thereto
●	Amendment No. 4, dated February 1, 2017 to the Credit Agreement, dated as of March 28, 2012, as amended by Amendment No. 1 on April 2, 2013, as further amended by Amendment No. 2 on November 17, 2016, and as further amended by Amendment No. 3 on December 19, 2016, by and among Telesat Canada, Telesta LLC, the guarantors party thereto, the lenders party thereto and JP Morgan Chase Bank, N.A., as administrative agent, collateral agent, swingline lender and L/C Issuer.

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

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

“Disclosure controls and procedures”, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities and Exchange Act of 1934, as amended (“Exchange Act”), are designed to provide reasonable assurance that information required to be disclosed is accumulated and communicated to management in a timely manner. As of December 31, 2017, Telesat conducted an evaluation under the supervision and with the participation of its management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of its disclosure controls and procedures. Based on this evaluation, Telesat’s Chief Executive Officer and Chief Financial Officer concluded that Telesat’s disclosure controls and procedures were effective as of December 31, 2017 to provide reasonable assurance that information required to be disclosed by it in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

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

An evaluation of the effectiveness of Telesat’s internal control over financial reporting was conducted by Telesat’s management, under the supervision and with the participation of Telesat’s Chief Executive Officer and Chief Financial Officer, based on the framework set forth in the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. Based on this evaluation, Telesat’s Chief Executive Officer and Chief Financial Officer have concluded that Telesat’s internal control over financial reporting was effective as of December 31, 2017.

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

Item 16B. Code of Ethics

Telesat Canada has adopted a written code of ethics that applies to all of its employees. A copy of the Code of Business Conduct is available, free of charge, on Telesat Canada’s website located at www.telesat.com. If any amendments are made to this Code of Business Conduct other than technical, administrative, or other non-substantive amendments, or if any waivers, including implicit waivers, from a provision of this Code of Business Conduct are granted to Telesat Canada’s Chief Executive Officer, Chief Financial Officer or other finance executives, Telesat Canada will disclose the nature of the amendment or waiver, its effective date and to whom it applies on its website or in a report on Form 6-K or other similar form filed with the SEC. There were no material amendments to, or waivers of, the Code of Business Conduct during our fiscal year ended December 31, 2017.

Item 16C. Principal Accountant Fees and Services

Deloitte LLP (“Deloitte”) acted as the principal independent registered public accounting firm for Telesat Canada for the years ended December 31, 2017 and December 31, 2016. Set forth below is a breakdown of fees for services rendered during those years.

	Years ended December 31,
	2017	2016
(In thousands of Canadian dollars)
Audit fees	$939	$860
Audit related fees	—	164
Tax fees	125	90
All other fees	4	4
Total	$1,068	$1,118

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

Audit Fees

Audit fees were for professional services rendered by Deloitte for the audit of our annual financial statements and for the reviews of our quarterly financial statements for the years ended December 31, 2017 and 2016. The audit fees also include fees for the audits of our pension plans and for other miscellaneous audits.

Audit Related Fees

The 2016 audit related fees related to audit assistance with the preparation of our offering memorandum for our Senior Notes and refinancing of our Senior Secured Credit Facilities.

Tax Fees

The 2017 and 2016 tax fees include amounts related to Scientific Research & Experimental Development tax credit services.

All Other Fees

The 2017 and 2016 other fees related to access to on-line accounting research services.

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

PART III

Item 17. Financial Statements

See our Audited Consolidated Financial Statements beginning at page F-1.

Item 18. Financial Statements

Not applicable.

Item 19. Exhibits

Exhibit No.	Description
1.1	Certificate of Formation, dated September 7, 2007, and Certificate of Amendment to Certificate of Formation, dated October 12, 2007, of Telesat LLC (3)
1.2	Limited Liability Company Agreement of Telesat LLC, dated October 31, 2007 (3)
1.3	Certificate and Articles of Amalgamation of Telesat Holdings Inc., dated as of January 1, 2017(13)
1.4	Certificate and Articles of Amalgamation of Telesat Canada, dated as of January 1, 2017(13)
1.5	By-Law No. 1 of Telesat Canada, dated as of January 1, 2017(13)
2.1	Indenture, dated November 17, 2016, with respect to Telesat Canada’s 8.875% Senior Notes due 2024, among Telesat Holdings, Telesat, Telesat LLC, as co-issuer, the guarantors party thereto and The Bank of New York Mellon, as Trustee (11)
2.2	First Supplemental Indenture, dated as of December 29, 2016, with respect to Telesat Canada’s 8.875% Senior Notes due 2024, among Telesat Canada, Telesat LLC, as co-issuer, the guarantors party thereto and The Bank of New York Mellon, as Trustee(13)
4.1	Adjustment Agreement, dated as of October 29, 2007, between Telesat Interco Inc. (formerly 4363213 Canada Inc.), BCE Inc, and Telesat Canada (2)
4.2	Shareholders Agreement, dated as of October 31, 2007, between Public Sector Pension Investment Board, Red Isle Private Investments Inc., Loral Space & Communications Inc., Loral Space & Communications Holdings Corporation, Loral Holdings Corporation, Loral Skynet Corporation, John P. Cashman, Colin D. Watson, Telesat Holdings Inc, (formerly 4363205 Canada Inc.), Telesat Interco Inc. (formerly 4363213 Canada Inc.), Telesat Canada and MHR Fund Management LLC (2)
4.3	Consulting Services Agreement, dated as of October 31, 2007, by and between Loral Space & Communications Inc. and Telesat Canada (2)
4.4	Form of Indemnity Agreement by and among Telesat Canada, Telesat Holdings Inc., Telesat Interco Inc. and Officers and Directors (3)
4.5	Indemnity Agreement dated as of October 31, 2007 by and among Loral Space & Communications Inc., Telesat Canada, Telesat Holdings Inc., Telesat Interco Inc. and Henry (Hank) Intven (2)
4.6	Acknowledgement and Indemnity Agreement, dated as of October 31, 2007, between Loral Space & Communications Inc., Telesat, Telesat Holdings Inc. (formerly 4363205 Canada Inc.), Telesat Interco Inc. (formerly 4363213 Canada Inc.) and McCarthy Tétrault LLP (2)
4.7	Grant Agreement, dated as of May 20, 2011, by and among Telesat Holdings Inc., Telesat Canada, Loral Space & Communications Inc, the Public Sector Pension Investment Board, 4440480 Canada Inc. and Daniel Goldberg (5)
4.8	Grant Agreement, dated as of May 31, 2011, by and among Telesat Holdings Inc., Telesat Canada, Loral Space & Communications Inc, the Public Sector Pension Investment Board, 4440480 Canada Inc. and Michel G. Cayouette (5)
4.9	Grant Agreement, dated as of May 31, 2011, by and among Telesat Holdings Inc., Telesat Canada, Loral Space & Communications Inc., the Public Sector Pension Investment Board, 4440480 Canada Inc. and Michael C. Schwartz (5)
4.10	Grant Agreement, dated as of November 18, 2013, by and among Telesat Holdings Inc., Telesat Canada, Loral Space & Communications Inc., the Public Sector Pension Investment Board, 4440480 Canada Inc. and Daniel Goldberg (9)

Exhibit No.	Description
4.11	Grant Agreement, dated as of November 18, 2013, by and among Telesat Holdings Inc., Telesat Canada, Loral Space & Communications Inc., the Public Sector Pension Investment Board, 4440480 Canada Inc. and Michel G. Cayouette (9)
4.12	Grant Agreement, dated as of January 28, 2016, by and among Telesat Holdings Inc., Telesat Canada, Loral Space & Communications Inc., the Public Sector Pension Investment Board, 4440480 Canada Inc. and Michael C. Schwartz (10)
4.13	Form of Accession Agreement to the Unanimous Shareholders’ Agreement by and among Telesat Holdings, Inc. and Daniel S. Goldberg, Michel G. Cayouette, Paul Bush and Michael Schwartz (8)
4.14	Credit Agreement, dated as of March 28, 2012, by and among Telesat Holdings, Inc., Telesat Canada, Telesat LLC, the guarantors party thereto, JP Morgan Chase Bank, N.A., as administrative agent, and the other lenders party thereto (6)
4.15	Amendment No. 1, dated as of April 2, 2013, to the Credit Agreement dated as of March 28, 2012, by and among Telesat Holdings Inc., Telesat Canada, Telesat LLC, the guarantors party thereto, JP Morgan Chase Bank, N.A., as administrative agent, and the other lenders party thereto (7)
4.16	Amendment No. 2, dated as of November 17, 2016, to the Credit Agreement dated as of March 28, 2012, as amended by Amendment No. 1 on April 2, 2013 by and among Telesat Holdings Inc., Telesat Canada, Telesat LLC, the guarantors party thereto, the lenders party thereto and JP Morgan Chase Bank, N.A., as administrative agent, collateral agent, swingline lender and L/C Issuer. (11)
4.17	Amendment No. 3 dated December 19, 2016 to the Credit Agreement, dated as of March 28, 2012, as amended by Amendment No. 1 on April 2, 2013, as further amended by Amendment No. 2 on November 17, 2016, by and among Telesat Canada, Telesat LLC, the guarantors party thereto, the lenders party thereto and JP Morgan Chase Bank, N.A., as administrative agent, collateral agent, swingline lender and L/C Issuer. (12)
4.18	Amendment No. 4 dated February 1, 2017 to the Credit Agreement, dated as of March 28, 2012, as amended by Amendment No. 1 on April 2, 2013, as further amended by Amendment No. 2 on November 17, 2016, and as further amended by Amendment No. 3 on December 19, 2016, by and among Telesat Canada, Telesat LLC, the guarantors party thereto, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent, collateral agent, swingline lender and L/C Issuer. (12)
4.19	Share Purchase Agreement among 4363213 Canada Inc., BCE Inc. and Telesat Canada dated December 16, 2006 (1)
4.20	Space Segment Assignment and Assumption Agreement, dated as of March 1, 2011, by and among Telesat IOM Limited and Loral Space & Communications Inc. (4)
4.21	Gateway Facilities Assignment and Assumption Agreement, dated as of March 1, 2011, by and among Telesat Canada, Loral Space & Communications Inc. and Loral Canadian Gateway Corporation (4)
4.22	Barrett Assignment Agreement, dated as of March 1, 2011, by and among Telesat (IOM) Limited and Loral Space & Communications Inc. (4)
4.23	Guarantee Novation Agreement, dated as of August 3, 2012, by and among Loral Space & Communications Inc., MacDonald, Dettwiler and Associates Ltd. and Telesat Canada (8)
8.1*	List of Subsidiaries
12.1*	Section 302 Certification of Chief Executive Officer
12.2*	Section 302 Certification of Chief Financial Officer
13.1*	Section 906 Certification of Chief Executive Officer
13.2*	Section 906 Certification of Chief Financial Officer

(1)	Incorporated by reference from the Current Report on Form 8-K of Loral Space & Communications Inc. filed on December 21, 2006.
(2)	Incorporated by reference from the Current Report on Form 8-K of Loral Space & Communications Inc. filed on November 2, 2007.
(3)	Incorporated by reference from the Form F-4 of Telesat Canada filed on June 5, 2009.
(4)	Incorporated by reference from the Annual Report on Form 20-F of Telesat Canada filed on March 3, 2011.
(5)	Incorporated by reference from the Current Report on Form 8-K of Loral Space & Communications Inc. filed on June 13, 2011.
(6)	Incorporated by reference from the Report of Foreign Issuer on Form 6-K of Telesat Canada filed on March 29, 2012.
(7)	Incorporated by reference from the Report of Foreign Issuer on Form 6-K of Telesat Holdings Inc. filed on April 2, 2013.
(8)	Incorporated by reference from the Annual Report on Form 20-F of Telesat Holdings Inc. filed on February 21, 2013.
(9)	Incorporated by reference from the Current Report on Form 8-K of Loral Space & Communications Inc. filed on November 20, 2013.
(10)	Incorporated by reference from the Current Report on Form 8-K of Loral Space & Communications Inc. filed on January 29, 2016.
(11)	Incorporated by reference from the Report of Foreign Issuer on Form 6-K of Telesat Holdings Inc. filed on November 17, 2016.
(12)	Incorporated by reference from the Report of Foreign Issuer on Form 6-K of Telesat Canada (Formerly Telesat Holdings Inc.) filed on February 2, 2017.
(13)	Incorporated by reference from the Annual Report on Form 20-F of Telesat Canada filed on March 2, 2017.
*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Telesat Canada

/s/ Daniel S. Goldberg

Name:	Daniel S. Goldberg
Title:	President and Chief Executive Officer

Date: March 1, 2018

 Telesat Canada

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Telesat Canada

(Formerly Telesat Holdings Inc.)

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Telesat Canada and subsidiaries (the “Company”) as of December 31, 2017 and 2016, the related consolidated statements of income (loss), comprehensive income (loss), changes in shareholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRSs).

Change in Accounting Principle

As discussed in Note 3 to the financial statements, the Company has changed its disclosure of the cause of the changes in liabilities arising from financing activities in the period ended December 31, 2017 due to adoption of the amendment to IAS 7, statement of Cash Flows.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. Further we are required, to be independent of the Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada, and to fulfill our other ethical responsibilities in accordance with these requirements.

We conducted our audits in accordance with the standards of the PCAOB and Canadian generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte LLP

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada

February 28, 2018

We have served as the Company’s auditor since 1993.

Telesat Canada

(Formerly Telesat Holdings Inc.)

Consolidated Statements of Income (Loss)

For the years ended December 31

(in thousands of Canadian dollars)	Notes	2017	2016	2015

Revenue	6	$927,407	$930,854	$954,907
Operating expenses	7	(187,687)	(174,923)	(184,279)
		739,720	755,931	770,628
Depreciation		(221,058)	(224,773)	(207,835)
Amortization		(26,330)	(27,690)	(27,902)
Other operating gains (losses), net	8	5,902	(2,565)	(30)
Operating income		498,234	500,903	534,861
Interest expense	9	(200,144)	(198,815)	(183,297)
Loss on refinancing	24	—	(31,850)	—
Interest and other income		3,004	6,078	4,661
Gain on changes in fair value of financial instruments		60,306	7,877	6,035
Gain (loss) on foreign exchange		223,898	92,613	(540,470)
Income (loss) before tax		585,298	376,806	(178,210)
Tax expense	10	(80,245)	(83,906)	(88,729)
Net income (loss)		$505,053	$292,900	$(266,939)

See accompanying notes to the consolidated financial statements

Telesat Canada

(Formerly Telesat Holdings Inc.)

Consolidated Statements of Comprehensive Income (Loss)

For the years ended December 31

(in thousands of Canadian dollars)	Notes	2017	2016	2015

Net income (loss)		$505,053	$292,900	$(266,939)
Other comprehensive (loss) income
Items that may be reclassified into profit or loss
Foreign currency translation adjustments		(48,563)	(1,765)	44,740
Items that will not be reclassified into profit or loss
Actuarial (losses) gains on employee benefit plans	29	(5,171)	5,100	5,225
Tax recovery (expense)		673	(1,424)	(1,425)
Other comprehensive (loss) income		(53,061)	1,911	48,540
Total comprehensive income (loss)		$451,992	$294,811	$(218,399)

See accompanying notes to the consolidated financial statements

Telesat Canada

(Formerly Telesat Holdings Inc.)

Consolidated Statements of Changes in Shareholders’ Equity

(in thousands of Canadian dollars)	Notes	Common shares	Preferred shares	Total share capital	Accumulated earnings	Equity-settled employee benefits reserve	Foreign currency translation reserve	Total reserves	Total shareholders’ equity

Balance as at January 1, 2015		$340,602	$316,272	$656,874	$451,628	$26,896	$(4,230)	$22,666	$1,131,168
Net loss		—	—	—	(266,939)	—	—	—	(266,939)
Dividends declared on preferred shares	25	—	—	—	(10)	—	—	—	(10)
Other comprehensive income, net of tax expense of $1,425		—	—	—	3,800	—	44,740	44,740	48,540
Share-based compensation		—	—	—	—	5,369	—	5,369	5,369
Balance as at December 31, 2015		$340,602	$316,272	$656,874	$188,479	$32,265	$40,510	$72,775	$918,128
Balance as at January 1, 2016		$340,602	$316,272	$656,874	$188,479	$32,265	$40,510	$72,775	$918,128
Net income		—	—	—	292,900	—	—	—	292,900
Dividends declared on preferred shares	25	—	—	—	(10)	—	—	—	(10)
Repurchase of stock options	28	—	—	—	(15,913)	(8,745)	—	(8,745)	(24,658)
Issuance of share capital	25	—	1,861	1,861	(1,269)	(592)	—	(592)	—
Other comprehensive income (loss), net of tax expense of $1,424		—	—	—	3,676	—	(1,765)	(1,765)	1,911
Share-based compensation		—	—	—	—	5,770	—	5,770	5,770
Balance as at December 31, 2016		$340,602	$318,133	$658,735	$467,863	$28,698	$38,745	$67,443	$1,194,041
Balance as at January 1, 2017		$340,602	$318,133	$658,735	$467,863	$28,698	$38,745	$67,443	$1,194,041
Net income		—	—	—	505,053	—	—	—	505,053
Dividends declared on preferred shares	25	—	—	—	(10)	—	—	—	(10)
Return of capital	25	(314,022)	(192,113)	(506,135)	—	—	—	—	(506,135)
Issuance of share capital on stock option exercise	25	—	82	82	—	(5)	—	(5)	77
Other comprehensive loss, net of tax recovery of $673		—	—	—	(4,498)	—	(48,563)	(48,563)	(53,061)
Share-based compensation		—	—	—	—	2,856	—	2,856	2,856
Balance as at December 31, 2017		$26,580	$126,102	$152,682	$968,408	$31,549	$(9,818)	$21,731	$1,142,821

See accompanying notes to the consolidated financial statements

Telesat Canada

(Formerly Telesat Holdings Inc.)

Consolidated Balance Sheets

(in thousands of Canadian dollars)	Notes	December 31, 2017	December 31, 2016

Assets
Cash and cash equivalents	30	$479,045	$782,406
Trade and other receivables	11	64,986	55,639
Other current financial assets	12	2,437	2,548
Prepaid expenses and other current assets	13	8,503	61,107
Total current assets		554,971	901,700
Satellites, property and other equipment	6, 16	1,791,847	1,915,411
Deferred tax assets	10	4,617	2,844
Other long-term financial assets	6, 14	83,531	35,687
Other long-term assets	6, 15	3,056	3,815
Intangible assets	6, 17	812,995	832,512
Goodwill	18	2,446,603	2,446,603
Total assets		$5,697,620	$6,138,572

Liabilities
Trade and other payables	19	$37,919	$44,107
Other current financial liabilities	20	26,355	58,992
Other current liabilities	21	77,324	80,448
Current indebtedness	24	14,486	21,931
Total current liabilities		156,084	205,478
Long-term indebtedness	24	3,528,891	3,829,707
Deferred tax liabilities	10	445,114	471,233
Other long-term financial liabilities	22	58,831	81,252
Other long-term liabilities	23	365,879	356,861
Total liabilities		4,554,799	4,944,531

Shareholders’ Equity
Share capital	25	152,682	658,735
Accumulated earnings		968,408	467,863
Reserves		21,731	67,443
Total shareholders’ equity		1,142,821	1,194,041
Total liabilities and shareholders’ equity		$5,697,620	$6,138,572

See accompanying notes to the consolidated financial statements

Telesat Canada

(Formerly Telesat Holdings Inc.)

Consolidated Statements of Cash Flows

For the years ended December 31

(in thousands of Canadian dollars)	Notes	2017	2016	2015

Cash flows from operating activities
Net income (loss)		$505,053	$292,900	$(266,939)
Adjustments to reconcile net income (loss) to cash flows from operating activities
Depreciation		221,058	224,773	207,835
Amortization		26,330	27,690	27,902
Tax expense	10	80,245	83,906	88,729
Interest expense	9	200,144	198,815	183,297
Interest income		(6,024)	(6,700)	(4,543)
(Gain) loss on foreign exchange		(223,898)	(92,613)	540,470
Gain on changes in fair value of financial instruments		(60,306)	(7,877)	(6,035)
Share-based compensation	28	2,856	5,770	5,369
Loss on disposal of assets	8	269	2,565	30
Loss on refinancing	24	—	31,850	—
Other		(49,040)	(36,966)	(40,164)
Income taxes paid, net of income taxes received	30	(62,991)	(120,472)	(155,023)
Interest paid, net of capitalized interest and interest received	30	(195,248)	(152,261)	(161,914)
Repurchase of stock options	28	—	(24,658)	—
Operating assets and liabilities	30	48,252	100,637	3,348
Net cash from operating activities		486,700	527,359	422,362
Cash flows used in investing activities
Satellite programs, including capitalized interest		(135,986)	(236,834)	(183,415)
Purchase of property and other equipment		(10,616)	(6,977)	(10,445)
Purchase of intangible assets		(18,011)	(42,285)	(5)
Net cash used in investing activities		(164,613)	(286,096)	(193,865)
Cash flows used in financing activities
Repayment of indebtedness		(31,620)	(4,008,356)	(73,864)
Proceeds from indebtedness		—	3,935,576	—
Payment of debt issue costs		(42,867)	(58,141)	—
Return of capital to shareholders		(506,135)	—	—
Capital lease payments		(30)	(30)	—
Satellite performance incentive payments		(8,436)	(8,934)	(6,702)
Settlement of derivatives		207	130	—
Proceeds from exercise of stock options		77	—	—
Dividends paid on preferred shares		(10)	(10)	(10)
Net cash used in financing activities		(588,814)	(139,765)	(80,576)

Effect of changes in exchange rates on cash and cash equivalents		(36,634)	(9,818)	45,449

(Decrease) increase in cash and cash equivalents		(303,361)	91,680	193,370
Cash and cash equivalents, beginning of year		782,406	690,726	497,356
Cash and cash equivalents, end of year	30	$479,045	$782,406	$690,726

See accompanying notes to the consolidated financial statements

Telesat Canada

(Formerly Telesat Holdings Inc.)

Notes to the 2017 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

1. BACKGROUND OF THE COMPANY

On January 1, 2017, Telesat Holdings Inc. completed a corporate reorganization, of companies under common control, pursuant to which Telesat Holdings Inc. amalgamated with Telesat Interco Inc. and immediately thereafter the newly amalgamated company amalgamated with Telesat Canada. The continuing entity, existing under the laws of Canada, is named Telesat Canada. The reorganization has been accounted for as a continuation of Telesat Holdings Inc.

Telesat Canada (the “Company” or “Telesat”) is a Canadian corporation. Telesat is a leading global satellite operator providing reliable and secure satellite-delivered communication solutions worldwide to broadcast, telecom, corporate and government customers. Headquartered in Ottawa, Canada, the Company’s state-of-the-art fleet consists of 15 satellites, the Canadian payload on ViaSat-1, and two new geostationary satellites under construction. An additional satellite has recently been launched into low earth orbit (“LEO”) as part of Telesat’s plans to deploy an advanced, global LEO constellation.

As at December 31, 2017, Loral Space and Communications Inc. (“Loral”) and Canada’s Public Sector Pension Investment Board (“PSP Investments”) indirectly held economic interests in Telesat of approximately 63% and 36%, respectively, with the remaining economic interest held by various individuals. Loral indirectly held a voting interest of 33% on all matters including the election of directors. PSP Investments indirectly held a voting interest of 67% on all matters except for the election of directors, and a 29% voting interest for the election of directors. The remaining voting interest of 38% for the election of directors is held by shareholders of the Company’s Director Voting Preferred Shares.

Unless the context states or requires otherwise, references herein to the “financial statements” or similar terms refer to the audited consolidated financial statements of Telesat Canada.

On February 28, 2018, these financial statements were approved by the Audit Committee of the Board of Directors and authorized for issue.

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

Telesat Canada

(Formerly Telesat Holdings Inc.)

Notes to the 2017 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

3. CHANGES IN ACCOUNTING POLICIES

IAS 7, Statement of Cash Flows

The Company adopted the amendment to IAS 7, Statement of Cash Flows, with a date of initial adoption of January 1, 2017.

This amendment requires disclosure of the cause of the changes in liabilities arising from financing activities. The incremental disclosure has been added within Note 30.

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

Telesat Canada

(Formerly Telesat Holdings Inc.)

Notes to the 2017 Consolidated Financial Statements
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

Revenue from a contract to sell consulting services is recognized as follows:

●	Consulting revenue for cost plus contracts is recognized after the work has been completed and accepted by the customer.
●	The percentage of completion method is used for fixed price consulting revenue contracts. Percentage of completion is measured by comparing actual cost incurred to total cost expected.

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

Borrowing Costs

Borrowing costs are incurred on the Company’s debt financing. Borrowing costs attributable to the acquisition, production or construction of a qualifying asset are added to the cost of that asset. The Company has defined a qualifying asset as an asset that takes longer than twelve months to be ready for its intended use or sale. Capitalization of borrowing costs continues until such time that the asset is substantially ready for its intended use or sale. Borrowing costs are determined based on specific financing related to the asset, or in the absence of specific financing, the borrowing costs are calculated on the basis of a capitalization rate which is equal to the Company’s weighted average cost of debt. All other borrowing costs are expensed when incurred.

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

Telesat Canada

(Formerly Telesat Holdings Inc.)

Notes to the 2017 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

4. SIGNIFICANT ACCOUNTING POLICIES – (continued)

Depreciation is calculated using the straight-line method over the respective estimated useful lives of the assets.

Below are the estimated useful lives in years of satellites, property and other equipment as at December 31, 2017.

Years
Satellites	12 to 15
Property and other equipment	3 to 30

Construction in progress is not depreciated as depreciation only commences when the asset is ready for its intended use. For satellites, depreciation commences on the day the satellite becomes available for service.

The investment in each satellite will be removed from the accounts when the satellite is retired. When other property is retired from operations at the end of its useful life, the cost of the asset and accumulated depreciation are removed from the accounts. Earnings are credited with the amount of any net salvage value and charged with any net cost of removal. When an asset is sold prior to the end of its useful life, the gain or loss is recognized immediately in other operating gains (losses), net.

In the event of an unsuccessful launch or total in-orbit satellite failure, all unamortized costs that are not recoverable under launch or in-orbit insurance are recorded in other operating gains (losses), net.

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

Telesat Canada

(Formerly Telesat Holdings Inc.)

Notes to the 2017 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

4. SIGNIFICANT ACCOUNTING POLICIES – (continued)

An impairment loss is the amount by which the carrying amount of an asset or CGU exceeds its recoverable amount. When an impairment loss subsequently reverses, the carrying amount of the asset (or a CGU) is increased to the revised measure of its recoverable amount, so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or CGU) in prior years. Impairment losses and reversals of impairment losses are recognized in other operating gains (losses), net.

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

Below are the estimated useful lives in years of the finite life intangible assets as at December 31, 2017.

Years
Revenue backlog	12 to 17
Customer relationships	6 to 21
Customer contracts	5 to 15
Concession rights	2 to 15
Transponder rights	17
Patents	18

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

Telesat Canada

(Formerly Telesat Holdings Inc.)

Notes to the 2017 Consolidated Financial Statements
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

Telesat Canada

(Formerly Telesat Holdings Inc.)

Notes to the 2017 Consolidated Financial Statements
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

Intellectual Property

In performing the intellectual property impairment analysis, the Company determines its fair value less costs of disposal, and its value in use on an annual basis. The higher of these two amounts is determined to be the recoverable amount. To the extent that the recoverable amount is less than the carrying value of the asset, an impairment exists and the asset is written down to its recoverable amount.

The Company measures value in use on the basis of the estimated future cash flows to be generated by an asset. These future cash flows are based on the Company’s latest business plan information approved by senior management and are discounted using rates that best reflect the time value of money and the specific risks associated with the underlying asset.

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

Financing Costs

The debt issuance costs related to the Senior Secured Credit Facility and the Senior Notes are included in current and long-term indebtedness and are amortized to interest expense using the effective interest method. All other debt issuance costs are accounted for as short-term and long-term deferred charges and are included in prepaid expenses and other current assets and other long-term assets. The deferred charges are amortized to interest expense on a straight-line basis over the term of the indebtedness to which they relate.

Telesat Canada

(Formerly Telesat Holdings Inc.)

Notes to the 2017 Consolidated Financial Statements
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

The pension expense for 2017 was determined based on membership data as at December 31, 2015. The accrued benefit obligation as at December 31, 2017 was determined based on the membership data as at December 31, 2016, and extrapolated one year based on December 31, 2017 assumptions. For certain Canadian post-retirement benefits, the expense and accrued benefit obligations for 2017 was based on membership and eligibility data as at September 30, 2016. For certain American post-retirement benefits, the expense for 2017 was based on membership and eligibility data as at January 1, 2017. The accrued benefit obligation for certain American post-retirement benefits as at December 31, 2017 was determined based on membership data as at January 1, 2017, and extrapolated, based on December 31, 2017 assumptions. The most recent valuation of the pension plans for funding purposes was as of December 31, 2016. Valuations will be performed for both pension plans as of December 31, 2017.

Telesat Canada

(Formerly Telesat Holdings Inc.)

Notes to the 2017 Consolidated Financial Statements
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

Share-Based Compensation Plans

The Company offers an equity-settled share-based compensation plans for certain key employees under which it receives services from employees in exchange for equity instruments of the Company. The expense is based on the fair value of the awards granted using the Black-Scholes option pricing model. The expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are satisfied, with a corresponding increase in equity. For awards with graded vesting, the fair value of each tranche is recognized over the respective vesting period.

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

Telesat Canada

(Formerly Telesat Holdings Inc.)

Notes to the 2017 Consolidated Financial Statements
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

Revenue

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) was issued by the IASB in May 2014, and will replace IAS 18, Revenue, IAS 11, Construction Contracts, and related interpretations on revenue. IFRS 15 sets out the requirements for recognizing revenue that apply to all contracts with customers, except for contracts that are within the scope of the standards on leases, insurance contracts and financial instruments. IFRS 15 uses a control based approach to recognize revenue which is a change from the risk and reward approach under the current revenue standard. Companies can elect to use either a full or modified retrospective approach when adopting this standard which is effective for annual periods beginning on or after January 1, 2018. The Company has elected to use a modified retrospective approach when adopting this standard.

Based on the evaluations to date, the Company has identified the following areas that will be affected:

•	A material amount will be required to be recognized relating to the promised amount of consideration for effects of the time value of money for prepayment on less than ten contracts with a significant financing component. Telesat anticipates that this will result in an increase to deferred revenue, a decrease to deferred tax liabilities and a decrease to accumulated earnings on January 1, 2018. Going forward, this change will result in a higher amount of annual revenue being recognized and a higher amount of interest expense being recorded and an immaterial impact on net income.

•	Based upon the analysis performed, for certain contracts it appears that Telesat would be considered as an agent in the arrangement as opposed to the principal. This will result in a reclassification between revenue and operating expenses, which will decrease both revenue and operating expenses in future years. There is no impact on net income as a result of this change.

•	Additional disclosures will be required as a result of the new standard.

The Company has not yet finalized the quantification of the above noted impacts of this adoption as it continues to evaluate the impact of IFRS 15 and emerging guidance.

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

This standard is effective for annual periods beginning on or after January 1, 2018. Based on the evaluations to date, the Company has identified the following area which will be affected:

•	An amount will be required to be recognized relating to the repricing of the Term Loan B — U.S. Facility which reduced the applicable margin from 3.75% to 3.00% on February 1, 2017. Telesat estimates that the indebtedness will decrease, deferred tax liabilities will increase and accumulated earnings will increase as a result of IFRS 9 on January 1, 2018. Going forward, this change will result in immaterial higher annual interest expense being recorded.

The Company has not yet finalized the quantification of the above noted impacts of this adoption as it continues to evaluate the impact of the changes to IFRS 9 and emerging guidance.

Telesat Canada

(Formerly Telesat Holdings Inc.)

Notes to the 2017 Consolidated Financial Statements
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

Share-based payments

In June 2016, amendments were issued by the IASB for IFRS 2, Share-based Payments. These amendments clarify the accounting treatment and disclosure requirements for certain types of share-based payment transactions, including cash settled share-based payment transactions, share-based payment transactions with a net settlement feature for withholding tax obligations, as well as modifications of share-based payment transactions from cash settled to equity settled. These amendments are effective for annual periods beginning on or after January 1, 2018. The Company does not anticipate that the amendment to this standard will have a material impact on the consolidated financial statements.

Income taxes

IFRIC 23, Uncertainty over Income Taxes Treatments was issued by the IASB in June 2017. The interpretation clarifies how to apply the recognition and measurement requirements in IAS 12, Income Taxes when there is uncertainty over income tax treatments. This interpretation is effective for annual reporting periods beginning on or after January 1, 2019. The Company is currently evaluating the impact of this interpretation on its consolidated financial statements.

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

 Telesat Canada

(Formerly Telesat Holdings Inc.)

Notes to the 2017 Consolidated Financial Statements
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

The accounting estimates and assumptions critical to the determination of the amounts reported in the financial statements were as follows:

Derivative financial instruments measured at fair value

Derivative financial assets and liabilities measured at fair value were $64.9 million and $5.5 million, respectively, as at December 31, 2017 (December 31, 2016 — $14.9 million and $14.7 million, respectively).

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

Impairment of goodwill

Goodwill represented $2,446.6 million of total assets as at December 31, 2017 and 2016. Determining whether goodwill is impaired requires an estimation of the Company’s value which requires management to estimate the future cash flows expected to arise from operations and to make assumptions regarding economic factors, tax rates and annual growth rates. Actual operating results and the related cash flows of the Company could differ from the estimates used for the impairment analysis.

Impairment of intangible assets

Intangible assets represented $813.0 million of total assets as at December 31, 2017 (December 31, 2016 — $832.5 million). Impairment of intangible assets is tested annually or more frequently if indicators of impairment or reversal of a prior impairment loss exist. The impairment analysis requires the Company to estimate the future cash flows expected to arise from operations and to make assumptions regarding economic factors, discount rates, tax rates and annual growth rates. Significant judgments are made in establishing these assumptions. Actual operating results and the related cash flows of the Company could differ from the estimates used for the impairment analysis.

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

Telesat Canada

(Formerly Telesat Holdings Inc.)

Notes to the 2017 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

6. SEGMENT INFORMATION

Telesat operates in a single reportable industry segment, in which it provides satellite-based services to its broadcast, enterprise and consulting customers around the world.

The Company derives revenue from the following services:

●	Broadcast — Direct-to-home television, video distribution and contribution, and occasional use services.
●	Enterprise — Telecommunication carrier and integrator, government, consumer broadband, resource, maritime and aeronautical, retail and satellite operator services.
●	Consulting and other — Consulting services related to space and earth segments, government studies, satellite control services, and research and development.

Revenue derived from the above services were as follows:

Years ended December 31,	2017	2016	2015
Broadcast	$472,751	$486,434	$492,633
Enterprise	430,343	420,138	434,555
Consulting and other	24,313	24,282	27,719
Revenue	$927,407	$930,854	$954,907

Geographic Information

Revenue by geographic regions was based on the point of origin of the revenue, which was the destination of the billing invoice, and was allocated as follows:

Years ended December 31,	2017	2016	2015
Canada	$415,575	$426,193	$431,005
United States	311,159	319,473	322,679
Europe, Middle East & Africa	80,532	64,624	84,877
Latin America & Caribbean	78,921	83,244	88,794
Asia & Australia	41,220	37,320	27,552
Revenue	$927,407	$930,854	$954,907

The Company’s satellites are in geosynchronous orbit. For disclosure purposes, the satellites, and the intangible assets have been classified based on ownership. Satellites, property and other equipment, and intangible assets by geographic regions were allocated as follows:

As at December 31,	2017	2016
Canada	$976,349	$1,152,337
Europe, Middle East & Africa	693,903	620,219
United States	118,512	139,064
All others	3,083	3,791
Satellites, property and other equipment	$1,791,847	$1,915,411

Telesat Canada

(Formerly Telesat Holdings Inc.)

Notes to the 2017 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

6. SEGMENT INFORMATION – (continued)

As at December 31,	2017	2016
Canada	$734,061	$744,150
United States	39,190	42,471
Latin America & Caribbean	30,510	35,736
All others	9,234	10,155
Intangible assets	$812,995	$832,512

Other long-term financial assets and other long-term assets by geographic regions were allocated as follows:

As at December 31,	2017	2016
Canada	$72,395	$25,176
Europe, Middle East & Africa	8,059	8,764
All others	3,077	1,747
Other long-term financial assets	$83,531	$35,687

As at December 31	2017	2016
Canada	$2,885	$3,372
Europe, Middle East & Africa	171	443
Other long-term assets	$3,056	$3,815

Goodwill was not allocated to geographic regions.

Major Customers

For the years ended December 31, 2017, 2016 and 2015, there were three significant customers each representing more than 10% of consolidated revenue.

7. OPERATING EXPENSES

Years ended December 31,	2017	2016	2015
Compensation and employee benefits(a)	$85,135	$71,841	$65,819
Other operating expenses(b)	42,895	39,359	41,947
Cost of sales(c)	59,657	63,723	76,513
Operating expenses	$187,687	$174,923	$184,279

(a)	Compensation and employee benefits included salaries, bonuses, commissions, post-employment benefits and charges arising from share-based compensation. The balance for the year ended December 31, 2017 included $14.2 million of expenses associated with a special payment to stock option holders, including associated benefit expenses. There were no expenses for the special payment recognized in the year ended December 31, 2016 and 2015.
(b)	Other operating expenses included general and administrative expenses, marketing expenses, in-orbit insurance expenses, professional fees and facility costs.
(c)	Cost of sales included the cost of third-party satellite capacity, the cost of equipment sales and other costs directly attributable to fulfilling the Company’s obligations under customer contracts.

Telesat Canada

(Formerly Telesat Holdings Inc.)

Notes to the 2017 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

8. OTHER OPERATING GAINS (LOSSES), NET

Years ended December 31,	2017	2016	2015
Insurance proceeds	$6,171	$—	$—
Loss on disposal of assets	(269)	(2,565)	(30)
Other operating gains (losses), net	$5,902	$(2,565)	$(30)

9. INTEREST EXPENSE

Years ended December 31,	2017	2016	2015
Interest on indebtedness	$209,136	$195,523	$182,506
Interest on derivative instruments	3,071	2,303	3,721
Interest on satellite performance incentive payments	4,750	5,548	4,362
Interest on employee benefit plans (Note 29)	1,511	1,733	1,976
Capitalized interest (Note 16)	(18,324)	(6,292)	(9,268)
Interest expense	$200,144	$198,815	$183,297

10. INCOME TAXES

Years ended December 31,	2017	2016	2015
Current tax expense	$111,510	$75,634	$111,579
Deferred tax (recovery) expense	(31,265)	8,272	(22,850)
Tax expense	$80,245	$83,906	$88,729

A reconciliation of the statutory income tax rate, which is a composite of Canadian federal and provincial rates, to the effective income tax rate was as follows:

Year ended December 31,	2017	2016	2015
Income (loss) before tax	$585,298	$376,806	$(178,210)
Multiplied by the statutory income tax rates	26.60%	26.61%	26.53%
	155,689	100,268	(47,279)
Income tax recorded at rates different from the Canadian tax rate	309	(6,410)	1,887
Permanent differences	(46,383)	15,594	62,025
Effect on deferred tax balances due to changes in income tax rates	(2,120)	(140)	1,554
Effect of temporary differences not recognized as deferred tax assets	(25,789)	(27,286)	76,009
Previously unrecognized tax losses and credits	—	—	(4,392)
Other	(1,461)	1,880	(1,075)
Tax expense	$80,245	$83,906	$88,729
Effective income tax rate	13.71%	22.27%	(49.79)%

Telesat Canada

(Formerly Telesat Holdings Inc.)

Notes to the 2017 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

10. INCOME TAXES – (continued)

The tax effects of temporary differences between the carrying amounts of assets and liabilities for accounting purposes and the amounts used for tax purposes are presented below:

As at December 31,	2017	2016
Deferred tax assets
Foreign tax credits	$8,639	$11,447
Minimum tax credits	—	1,462
Financing charges	17,013	9,349
Deferred revenue	1,879	—
Loss carry forwards	52,911	23,873
Employee benefits	10,430	10,084
Other	13	250
Total deferred tax assets	$90,885	$56,465
Deferred tax liabilities
Capital assets	$(244,569)	$(271,442)
Intangibles	(241,731)	(238,908)
Finance charges	(17,889)	(9,943)
Unrealized foreign exchange gains	(27,193)	(2,327)
Deferred revenue	—	(2,234)
Total deferred tax liabilities	$(531,382)	$(524,854)
Deferred tax liabilities, net	$(440,497)	$(468,389)

Deferred tax assets of $4.6 million (December 31, 2016 — $2.8 million) on the balance sheet relate to the Brazil and United Kingdom tax jurisdictions.

Losses and tax credits

Foreign tax credit

The Company has $9.4 million of foreign tax credits which may only be used to offset taxes payable. The deferred tax assets not recognized in respect of these credits was $0.8 million. These credits will begin to expire in 2018.

Loss carry forwards

The Company has Canadian capital losses carried forward of $647.4 million, with no expiration date. Of this total, $208.9 million are considered more likely than not to be realized, resulting in a recognized deferred tax asset of $27.8 million.

The Company has tax losses carried forward of $2.6 million in Brazil. The Company also has tax losses in the United Kingdom of $142.5 million, principally related to accelerated asset depreciation that can be carried forward indefinitely.

Investments in subsidiaries

As at December 31, 2017, the Company had temporary differences of $1.7 million associated with investments in subsidiaries for which no deferred tax liabilities have been recognized, as the Company is able to control the timing of the reversal of these temporary differences and it is not probable that these differences will reverse in the foreseeable future.

Telesat Canada

(Formerly Telesat Holdings Inc.)

Notes to the 2017 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

11. TRADE AND OTHER RECEIVABLES

As at December 31,	2017	2016
Trade receivables	$61,177	$51,480
Trade receivables due from related parties (Note 33)	82	77
Less: Allowance for doubtful accounts	(2,662)	(3,514)
Net trade receivables	58,597	48,043
Other receivables	6,389	7,847
Other receivables due from related parties (Note 33)	—	(251)
Trade and other receivables	$64,986	$55,639

Allowance for doubtful accounts

The movement in the allowance for doubtful accounts was as follows:

Years ended December 31,	2017	2016
Allowance for doubtful accounts, beginning of year	$3,514	$3,779
(Reversals) provisions for impaired receivables	(110)	201
Receivables written off	(586)	(628)
Impact of foreign exchange	(156)	162
Allowance for doubtful accounts, end of year	$2,662	$3,514

12. OTHER CURRENT FINANCIAL ASSETS

As at December 31,	2017	2016
Security deposits	$2,275	$2,548
Derivative assets (Note 27)	162	—
Other current financial assets	$2,437	$2,548

13. PREPAID EXPENSES AND OTHER CURRENT ASSETS

As at December 31,	2017	2016
Prepaid expenses(a)	$3,848	$4,534
Income tax recoverable	945	51,799
Inventory(b)	2,998	3,917
Deferred charges(c)	543	603
Other	169	254
Prepaid expenses and other current assets	$8,503	$61,107

(a)	Prepaid expenses were primarily comprised of prepaid satellite in-orbit insurance, prepaid general liability insurance and prepaid license fees.

(b)	As at December 31, 2017, inventory consisted of $2.3 million of finished goods (December 31, 2016 — $3.3 million) and $0.7 million of work in process (December 31, 2016 — $0.6 million). During the year, $11.7 million was recognized as cost of equipment sales and recorded as an operating expense (December 31, 2016 — $9.8 million, December 31, 2015 — $13.1 million).

(c)	Deferred charges included deferred financing charges relating to the Revolving Credit Facility.

Telesat Canada

(Formerly Telesat Holdings Inc.)

Notes to the 2017 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

14. OTHER LONG-TERM FINANCIAL ASSETS

As at December 31,	2017	2016
Long-term receivables	$12,898	$14,453
Security deposits	5,910	6,303
Derivative assets (Note 27)	64,723	14,931
Other long-term financial assets	$83,531	$35,687

15. OTHER LONG-TERM ASSETS

As at December 31,	2017	2016
Prepaid expenses	$245	$645
Deferred charges	1,153	1,512
Income tax recoverable	1,356	1,356
Other	302	302
Other long-term assets	$3,056	$3,815

Telesat Canada

(Formerly Telesat Holdings Inc.)

Notes to the 2017 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

16. SATELLITES, PROPERTY AND OTHER EQUIPMENT

	Satellites	Property and other equipment	Assets under construction	Total
Cost as at January 1, 2016	$3,213,581	$233,675	$48,057	$3,495,313
Additions	—	1,736	227,222	228,958
Disposals/retirements	—	(12,100)	—	(12,100)
Reclassifications and transfers from assets under construction	—	6,130	(6,130)	—
Impact of foreign exchange	(10,478)	(233)	1,619	(9,092)
Cost as at December 31, 2016 and January 1, 2017	3,203,103	229,208	270,768	3,703,079
Additions	—	3,270	139,212	142,482
Disposals/retirements	—	(2,982)	—	(2,982)
Reclassifications and transfers from assets under construction	—	11,816	(11,816)	—
Impact of foreign exchange	(22,925)	(2,092)	(21,199)	(46,216)
Cost as at December 31, 2017	$3,180,178	239,220	376,965	3,796,363
Accumulated depreciation and impairment as at January 1, 2016	$(1,438,995)	$(131,053)	$—	$(1,570,048)
Depreciation	(209,804)	(14,969)	—	(224,773)
Disposals/retirements	—	9,535	—	9,535
Impact of foreign exchange	(2,522)	140	—	(2,382)
Accumulated depreciation and impairment as at December 31, 2016 and January 1, 2017	(1,651,321)	(136,347)	—	(1,787,668)
Depreciation	(206,439)	(14,619)	—	(221,058)
Disposals/retirements	—	2,564	—	2,564
Impact of foreign exchange	568	1,078	—	1,646
Accumulated depreciation and impairment as at December 31, 2017	$(1,857,192)	$(147,324)	$—	$(2,004,516)
Net carrying values
As at December 31, 2016	$1,551,782	$92,861	$270,768	$1,915,411
As at December 31, 2017	$1,322,986	$91,896	$376,965	$1,791,847

Substantially all of the Company’s satellites, property and other equipment have been pledged as security as a requirement of the Company’s Senior Secured Credit Facilities as at December 31, 2017 and 2016 (Note 24).

Telesat Canada

(Formerly Telesat Holdings Inc.)

Notes to the 2017 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

16. SATELLITES, PROPERTY AND OTHER EQUIPMENT – (continued)

Borrowing costs

Borrowing costs of $18.3 million were capitalized for the year ended December 31, 2017 (December 31, 2016 — $6.3 million, December 31, 2015 — $9.3 million). The average capitalization rate was 5% (5% in 2016 and 2015), representing the Company’s weighted average cost of debt. Of the total capitalized borrowing costs, $1.2 million was capitalized to intangible assets for the year ended December 31, 2017 (December 31, 2016 — $0.3 million, December 31, 2015- $nil) with the remaining balance capitalized to satellites, property and other equipment.

Impairment

No impairment was recognized for the years ended December 31, 2017, 2016 and 2015.

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

17. INTANGIBLE ASSETS

The intangible assets are split between assets with finite and indefinite lives.

The indefinite life intangible assets are summarized below.

	Orbital slots	Trade name	Intellectual property	Total indefinite life intangibles
Cost as at January 1, 2016	$610,611	$17,000	$—	$627,611
Additions	—	—	13,161	13,161
Disposals/retirements	—	—	—	—
Impact of foreign exchange	(1,214)	—	—	(1,214)
Cost as at December 31, 2016 and January 1, 2017	609,397	17,000	13,161	639,558
Additions	—	—	12,577	12,577
Disposals/retirements	—	—	—	—
Impact of foreign exchange	(2,654)	—	—	(2,654)
Cost as at December 31, 2017	$606,743	$17,000	$25,738	$649,481
Accumulated impairment as at January 1, 2016	$(1,100)	$—	$—	$(1,100)
Impairment	—	—	—	—
Accumulated impairment as at December 31, 2016 and January 1, 2017	(1,100)	—	—	(1,100)
Impairment	—	—	—	—
Accumulated impairment as at December 31, 2017	$(1,100)	$—	$—	$(1,100)
Net carrying values
As at December 31, 2016	$608,297	$17,000	$13,161	$638,458
As at December 31, 2017	$605,643	$17,000	$25,738	$648,381

Telesat Canada

(Formerly Telesat Holdings Inc.)

Notes to the 2017 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

17. INTANGIBLE ASSETS – (continued)

The finite life intangible assets are summarized below.

	Revenue backlog	Customer relationships	Customer contracts	Transponder rights	Concession rights	Other	Total finite life intangibles
Cost as at January 1, 2016	$245,989	$198,807	$23,142	$16,718	$1,154	$59	$485,869
Additions	—	—	—	—	31,479	—	31,479
Disposals/retirements	(9,974)	—	—	—	—	—	(9,974)
Impact of foreign exchange	(119)	(155)	—	—	5,942	—	5,668
Cost as at December 31, 2016 and January 1, 2017	235,896	198,652	23,142	16,718	38,575	59	513,042
Additions	—	—	—	—	155	—	155
Disposals/retirements	—	(1)	—	—	—	—	(1)
Impact of foreign exchange	(261)	(337)	—	—	(3,140)	—	(3,738)
Cost as at December 31, 2017	$235,635	$198,314	$23,142	$16,718	$35,590	$59	$509,458
Accumulated amortization and impairment as at January 1, 2016	$(190,346)	$(97,422)	$(3,615)	$(9,093)	$(480)	$(27)	$(300,983)
Amortization	(10,647)	(11,437)	(2,720)	(924)	(1,959)	(3)	(27,690)
Disposals/retirements	9,974	—	—	—	—	—	9,974
Impact of foreign exchange	102	9	—	—	(400)	—	(289)
Accumulated amortization and impairment as at December 31, 2016 and January 1, 2017	(190,917)	(108,850)	(6,335)	(10,017)	(2,839)	(30)	(318,988)
Amortization	(8,749)	(11,434)	(2,890)	(925)	(2,329)	(3)	(26,330)
Disposals/retirements	—	1	—	—	—	—	1
Impact of foreign exchange	243	141	—	—	89	—	473
Accumulated amortization and impairment as at December 31, 2017	$(199,423)	$(120,142)	$(9,225)	$(10,942)	$(5,079)	$(33)	$(344,844)
Net carrying values
As at December 31, 2016	$44,979	$89,802	$16,807	$6,701	$35,736	$29	$194,054
As at December 31, 2017	$36,212	$78,172	$13,917	$5,776	$30,511	$26	$164,614

Telesat Canada

(Formerly Telesat Holdings Inc.)

Notes to the 2017 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

17. INTANGIBLE ASSETS – (continued)

The total combined indefinite and finite life intangible assets are summarized below.

	As at December 31, 2017			As at December 31, 2016
	Cost	Accumulated amortization and impairment	Net carrying value	Cost	Accumulated amortization and impairment	Net carrying value
Indefinite life intangibles	$649,481	$(1,100)	$648,381	$639,558	$(1,100)	$638,458
Finite life intangibles	509,458	(344,844)	164,614	513,042	(318,988)	194,054
Total intangibles	$1,158,939	$(345,944)	$812,995	$1,152,600	$(320,088)	$832,512

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

The following are the remaining useful lives of the intangible assets:

Years
Revenue backlog	2 to 7
Customer relationships	1 to 11
Customer contracts	3 to 9
Transponder rights	7
Concession rights	1 to 13
Patent	8

All of the Company’s intangible assets have been pledged as security as a requirement of the Company’s Senior Secured Credit Facilities as at December 31, 2017 and 2016 (Note 24).

Impairment

Finite life intangible assets are assessed for impairment at the Company’s CGU level. Indefinite life intangible assets are tested for impairment at the individual asset level. The annual impairment tests for these assets were performed in the fourth quarters of 2017, 2016 and 2015 in accordance with the policy described in Note 4.

No impairment loss was recognized in the years ended December 31, 2017, 2016 and 2015.

The recoverable amount, for indefinite life intangible assets valued using the income approach, which is equal to the fair value less costs of disposal, was calculated using the following assumptions:

	2017	2016	2015
Discount rate	10.00%	10.25% to 10.75%	10.00%

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

Telesat Canada

(Formerly Telesat Holdings Inc.)

Notes to the 2017 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

18. GOODWILL

The Company carries goodwill at its cost of $2,446.6 million with no accumulated impairment losses since acquisition.

Impairment

Goodwill is tested for impairment at the entity level because that represents the lowest level at which goodwill supports the Company’s operations and is monitored internally. The annual impairment test on goodwill was performed in the fourth quarters of 2017, 2016, and 2015 in accordance with the policy described in Note 4. The Company’s recoverable amount exceeded the carrying value therefore, no impairment was recognized. The most significant assumptions used in the impairment test were as follows:

	2017	2016	2015
Discount rate	10.0%	10.75%	10.0%
Terminal year growth rate	2.0%	2.0%	2.5%

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

19. TRADE AND OTHER PAYABLES

As at December 31,	2017	2016
Trade payables	$2,659	$2,502
Other payables and accrued liabilities(a)	35,260	41,605
Trade and other payables	$37,919	$44,107

(a)	Other payables and accrued liabilities included payables that are not trade in nature as well as various operating and capital accruals.

20. OTHER CURRENT FINANCIAL LIABILITIES

As at December 31,	2017	2016
Derivative liabilities (Note 27)	$1	$761
Security deposits	1,944	2,664
Satellite performance incentive payments	10,452	10,031
Interest payable(a)	8,929	28,235
Tax indemnification payable	—	10,973
Other	5,029	6,328
Other current financial liabilities	$26,355	$58,992

(a)	Interest payable included interest payable on indebtedness, satellite performance incentive payments, and other current financial liabilities.

Telesat Canada

(Formerly Telesat Holdings Inc.)

Notes to the 2017 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

21. OTHER CURRENT LIABILITIES

As at December 31,	2017	2016
Deferred revenue	$66,449	$73,900
Decommissioning liabilities (Note 23)	1,205	114
Uncertain tax positions	1,315	1,315
Income taxes payable	4,121	2,135
Other	4,234	2,984
Other current liabilities	$77,324	$80,448

22. OTHER LONG-TERM FINANCIAL LIABILITIES

As at December 31,	2017	2016
Derivative liabilities (Note 27)	$5,527	$13,952
Security deposits	328	472
Satellite performance incentive payments	52,509	65,954
Other	467	874
Other long-term financial liabilities	$58,831	$81,252

23. OTHER LONG-TERM LIABILITIES

As at December 31,	2017	2016
Deferred revenue	$323,709	$317,907
Accrued benefit liabilities (Note 29)	40,065	36,718
Uncertain tax positions	175	175
Decommissioning liabilities(a)	1,590	1,669
Other	340	392
Other long-term liabilities	$365,879	$356,861

(a)	The current and long-term decommissioning liabilities on property and equipment were $2.8 million (December 31, 2016 — $1.8 million). The decommissioning liabilities are for the restoration of leased buildings and teleports. During the years ended December 31, 2017 and 2016, $0.1 million was recorded as interest expense with no decommissioning liabilities derecognized. It is expected that the decommissioning liabilities will mature between 2018 and 2062.

Telesat Canada

(Formerly Telesat Holdings Inc.)

Notes to the 2017 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

24. INDEBTEDNESS

As at December 31,	2017	2016
Senior Secured Credit Facilities(a)
Revolving Credit Facility	$—	$—
Term Loan B – U.S. Facility (December 31, 2017 – USD$2,399,686, December 31, 2016 – USD$2,423,925)	3,016,645	3,257,998
8.875% Senior Notes (USD$500,000)(c)	628,550	672,050
	3,645,195	3,930,048
Less: deferred financing costs, interest rate floors and prepayment options(d)	(101,818)	(78,410)
	3,543,377	3,851,638
Less: current indebtedness	(14,486)	(21,931)
Long-term indebtedness	$3,528,891	$3,829,707

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

On February 1, 2017, Telesat amended its Senior Secured Credit Facilities. The amendment to the Senior Secured Credit Facilities reduced the applicable margin on the Term Loan B – U.S. Facility from 3.75% to 3.00%. Additional debt issue costs of $38.4 million were incurred in connection with this amendment.

Telesat Canada

(Formerly Telesat Holdings Inc.)

Notes to the 2017 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

24. INDEBTEDNESS – (continued)

(a)	The Senior Secured Credit Facilities are secured by substantially all of Telesat’s assets. The Credit Agreement requires Telesat Canada and the Guarantors to comply with a First Lien Net Leverage Ratio. As at December 31, 2017 and 2016, Telesat was in compliance with this covenant.

Each tranche of the Senior Secured Credit Facilities is subject to mandatory principal repayment requirements. Up to February 1, 2017, this repayment was equal to one quarter of 1% of the initial aggregate principal amount and is payable on a quarterly basis. As at February 1, 2017, the repayment is equal to one quarter of 1% of the value of the loan at the time of the amendment and is payable on a quarterly basis.

The Senior Secured Credit Facilities have several tranches which are described below:

(i)	A Revolving Credit Facility (“Revolving Facility”) of up to $200 million U.S. dollars (or Canadian dollar equivalent) is available to Telesat. This Revolving Facility matures on November 17, 2021 and is available to be drawn at any time in U.S. funds or Canadian dollar equivalent funds. Loans under the Revolving Facility bear interest at a floating interest rate. For Canadian Prime Rate and Alternative Base Rate (“ABR”) loans, an applicable margin ranging from 1.5% to 2.00% is applied to the Prime Rate and ABR as these interest rates are defined in the Senior Credit Facilities. For Bankers Acceptance (“BA”) Loans and Eurodollar Loans, an applicable margin ranging from 2.50% to 3.00% is applied to either the BA interest rate or LIBOR. The rates on the Revolving Facility vary depending upon the results of the first lien leverage ratio. The Revolving Facility has an unused commitment fee of 40 basis points. As at December 31, 2017, other than $0.2 million (December 31, 2016 – $0.1 million) in drawings related to letters of credit, there were no borrowings under this facility.

(ii)	The U.S. TLB Facility is a USD$2,430 million facility maturing on November 17, 2023. The outstanding borrowings under the U.S. TLB Facility bear interest at a floating rate of either: (i) LIBOR as periodically determined for interest rate periods selected by Telesat in accordance with the terms of the Senior Secured Credit Facilities, but not less than 0.75%, plus an applicable margin of 3.00%; or (ii) Alternative Base Rate as determined in accordance with the terms of the Senior Secured Credit Facilities plus an applicable margin of 2.00%. The weighted average effective interest rate was 4.86% for the year ended December 31, 2017 (44-day period ended December 31, 2016 – 4.94%). On February 1, 2017, we amended the Senior Secured Credit Facilities to reduce the applicable margin to 3.00% from 3.75% on the then outstanding USD$2,424 million.

The former senior secured credit facilities, which was fully repaid on November 17, 2016, had several tranches which are described below:

(i)	The former Revolving Facility was a borrowing facility of up to $140 million Canadian dollars (or U.S. dollars equivalent). The drawn loans bore interest at a floating rate plus an applicable margin of 2.00% for prime rate and ABR loans and 3.00% for BA and Eurodollar loans. Undrawn amounts under the facility were subject to a commitment fee of 50 basis points.

(ii)	The Term Loan A Facility (“TLA Facility”) was initially a $500 million facility. Loans under this facility bore interest at a floating rate of the BA plus an applicable margin of 3.00%.

(iii)	The former U.S. TLB Facility was initially a USD$1,746 million facility. Borrowings under the U.S. TLB Facility bore interest at a floating rate of LIBOR, but not less than 0.75%, plus an applicable margin of 2.75%.

(iv)	The Canadian TLB Facility was initially a $140 million facility. Borrowings under the Canadian TLB Facility bore interest at a floating rate of the BA borrowing, but not less than 1.00%, plus an applicable margin of 3.25%.

Telesat Canada

(Formerly Telesat Holdings Inc.)

Notes to the 2017 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

24. INDEBTEDNESS – (continued)

(b)	The 6.0% Senior Notes bore interest at an annual rate of 6.0%. The total balance of the Senior Notes was USD$900 million, with USD$700 million issued in May 2012, and an additional USD$200 million issued in October 2012. The Senior Notes were repaid in full to the indenture trustee on November 17, 2016.

(c)	The Senior Notes bear interest at an annual rate of 8.875% and are due November 17, 2024. The total balance of the Senior Notes is USD$500 million. The Senior Notes include covenants or terms that restrict the Company’s ability to, among other things: (i) incur or guarantee additional indebtedness, or issue disqualified stock or preferred shares, (ii) incur liens, (iii) pay dividends, or make certain restricted payments or investments, (iv) enter into certain transactions with affiliates, (v) modify or cancel satellite insurance, (vi) consolidate, merge, sell or otherwise dispose of substantially all assets, (vii) create restrictions on the ability to pay dividends, make loans, and sell assets, and (viii) designate subsidiaries as unrestricted subsidiaries. The weighted average effective interest rate for the year ended December 31, 2017 was 8.80% (44-day period ended December 31, 2016 – 8.80%).

(d)	The Senior Secured Credit Facilities and 8.875% Senior Notes included the following deferred financing costs, interest rate floor and prepayment option:

(i)	The U.S. TLB Facility and 8.875% Senior Notes were presented on the balance sheet net of related deferred financing costs of $87.7 million as at December 31, 2017 (December 31, 2016 – $61.8 million). The deferred financing costs are amortized using the effective interest method.

(ii)	The indenture agreement for the 8.875% Senior Notes contained provisions for certain prepayment options (Note 27) which were fair valued at the time of debt issuance. The initial fair value impact of the prepayment option related to the 8.875% Senior Notes was an $8.7 million increase to the indebtedness at their inception date. This liability is subsequently amortized using the effective interest method and had a carrying amount of $7.8 million as at December 31, 2017 (December 31, 2016 – $8.6 million).

(iii)	The initial fair value impact, in November 2016, of the interest rate floor on the U.S. TLB Facility was a decrease to the indebtedness of $25.6 million. This asset is subsequently amortized using the effective interest method and had a carrying amount of $21.9 million as at December 31, 2017 (December 31, 2016 – $25.2 million).

The former senior secured credit facilities and 6.0% Senior Notes included the following deferred financing costs, interest rate floors, prepayment option and premiums:

(i)	The TLA Facility, former U.S. TLB Facility, Canadian TLB Facility and 6% Senior Notes were presented on the balance sheet net of related deferred financing costs. Any unamortized deferred financing costs as at November 17, 2016, were written off against loss on refinancing upon repayment of the indebtedness.

(ii)	The indenture agreement for the 6.0% Senior Notes contained provisions for certain prepayment options which were fair valued at the time of debt issuance. The fair value of the prepayment option related to the 6.0% Senior Notes was allocated to the indebtedness at their inception date. Any unamortized prepayment option as at November 17, 2016, were written off against loss on refinancing upon repayment of the indebtedness.

(iii)	The initial fair value impact of the premiums on the 6.0% Senior Notes was an increase to the indebtedness of $7.0 million. This liability was subsequently amortized using the effective interest method. Any unamortized premiums as at November 17, 2016, were written off against loss on refinancing upon repayment of the indebtedness.

(iv)	The initial fair value impact, in March 2012, of the interest rate floors on the former U.S. TLB Facility was a decrease to the indebtedness of $44.3 million. This asset was subsequently amortized using the effective interest method. Any unamortized interest rate floors as at November 17, 2016, were written off against loss on refinancing upon repayment of the indebtedness.

(v)	The initial fair value impact, in March 2012, of the interest rate floors on the Canadian TLB Facility was a decrease to the indebtedness of $1.7 million. This asset was subsequently amortized using the effective interest method. Any unamortized interest rate floors as at November 17, 2016, were written off against loss on refinancing upon repayment of the indebtedness.

Telesat Canada

(Formerly Telesat Holdings Inc.)

Notes to the 2017 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

24. INDEBTEDNESS – (continued)

The short-term and long-term portions of deferred financing costs, interest rate floor and prepayment option were as follows:

As at December 31,	2017	2016
Short-term deferred financing costs	$13,435	$8,224
Long-term deferred financing costs	74,278	53,570
	$87,713	$61,794
Short-term interest rate floor	$3,413	$3,297
Long-term interest rate floor	18,483	21,900
	$21,896	$25,197
Short-term prepayment option	$(863)	$(790)
Long-term prepayment option	(6,928)	(7,791)
	$(7,791)	$(8,581)
Deferred financing costs, interest rate floor and prepayment option	$101,818	$78,410

The outstanding principal balance of indebtedness, excluding deferred financing costs, interest rate floor and prepayment option will be repaid as follows (in millions of Canadian dollars):

2018	2019	2020	2021	2022	Thereafter	Total
$30.5	$30.5	$30.5	$30.5	$30.5	$3,492.7	$3,645.2

Telesat Canada

(Formerly Telesat Holdings Inc.)

Notes to the 2017 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

25. SHARE CAPITAL

The number of shares and stated value of the outstanding shares were as follows:

	2017		2016
As at December 31,	Number of shares	Stated value	Number of shares	Stated value
Common Shares	74,252,460	$26,580	74,252,460	$340,602
Voting Participating Preferred Shares	7,034,444	48,246	7,034,444	77,995
Non-Voting Participating Preferred Shares	38,391,823	77,846	38,384,823	240,128
Director Voting Preferred Shares	1,000	10	1,000	10
Share capital		$152,682		$658,735

In November 2017, 2016 and 2015, dividends were declared and paid on the Director Voting Preferred Shares.

In 2016, a former employee exercised 178,642 stock options, on a net settlement basis, in exchange for 129,400 Non-Voting Participating Preferred Shares with a stated value of $1.9 million.

In January 2017, the Board of Directors approved a cash distribution to shareholders, as a reduction of stated capital, in the amount of approximately $387.2 million U.S. dollars. These distributions were made during the first quarter of 2017.

In January 2017, 7,000 stock options granted under the Company’s stock incentive plan were exercised for 7,000 Non-Voting Participating Preferred Shares in exchange for $0.1 million.

There were no changes to the rights, privileges or conditions associated to each class of shares.

The authorized share capital of the Company is comprised of: (i) an unlimited number of Common Shares, Voting Participating Preferred Shares, Non-Voting Participating Preferred Shares, Redeemable Common Shares, and Redeemable Non-Voting Participating Preferred Shares, (ii) 1,000 Director Voting Preferred Shares, and (iii) 325,000 Senior Preferred Shares. None of the Redeemable Common Shares, Redeemable Non-Voting Participating Preferred Shares or Senior Preferred Shares have been issued as at December 31, 2017 or 2016. The Company’s share-based compensation plans have authorized the grant of up to 13,273,779 options to purchase Non-Voting Participating Preferred Shares (Note 28).

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

Telesat Canada

(Formerly Telesat Holdings Inc.)

Notes to the 2017 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

25. SHARE CAPITAL – (continued)

Voting Participating Preferred Shares

The rights, privileges and conditions of the Voting Participating Preferred Shares are identical in all respects to those of the Common Shares, except for the following:

●	The holders of Voting Participating Preferred Shares are not entitled to vote at meetings of the shareholders of the Company on resolutions electing directors.

●	For all other meetings of the shareholders of the Company, the holders of Voting Participating Preferred Shares are entitled to a variable number of votes per Voting Participating Preferred Share based on the number of Voting Participating Preferred Shares, Non-Voting Participating Preferred Shares and Redeemable Non-Voting Participating Preferred Shares outstanding on the record date of the given meeting of the shareholders of the Company.

●	The Voting Participating Preferred Shares are convertible, at any time, at the holders’ option into Common Shares or Non-Voting Participating Preferred Shares on a one-for-one basis as long as the result of such conversion does not cause the Company to cease to be a “qualified corporation” within the meaning of the Canadian Telecommunication Common Carrier Ownership and Control Regulations pursuant to the Telecommunications Act (Canada).

The Voting Participating Preferred Shares have no par value.

Non-Voting Participating Preferred Shares

The rights, privileges and conditions of the Non-Voting Participating Preferred Shares are identical in all respects to those of the Common Shares, except for the following:

●	The holders of Non-Voting Participating Preferred Shares are not entitled to vote on any matter at meetings of the shareholders of the Company, except in respect of a class vote applicable only to the Non-Voting Participating Preferred Shares.

●	The Non-Voting Participating Preferred Shares are convertible, at any time, at the holders’ option into Common Shares or Voting Participating Preferred Shares on a one-for-one basis as long as the result of such conversion does not cause the Company to cease to be a “qualified corporation” within the meaning of the Canadian Telecommunication Common Carrier Ownership and Control Regulations pursuant to the Telecommunications Act (Canada).

The Non-Voting Participating Preferred Shares have no par value.

Director Voting Preferred Shares

The rights, privileges and conditions of the Director Voting Preferred Shares are identical in all respects to those of the Common Shares, except for the following:

●	The holders of Director Voting Preferred Shares are entitled to receive notice of and to attend all meetings of the shareholders of the Company at which directors of the Company are to be elected. The holders of the Director Voting Preferred Shares are not entitled to attend meetings of the shareholders of the Company and have no right to vote on any matter other than the election of directors of the Company.

●	The holders of Director Voting Preferred Shares are entitled to receive annual non-cumulative dividends of $10 per share if declared by the Board of Directors of the Company, in priority to the payment of dividends on the Common Shares, Voting Participating Preferred Shares, Non-Voting Participating Preferred Shares, Redeemable Common Shares, and Redeemable Non-Voting Participating Preferred Shares, but after payment of any accrued dividends on the Senior Preferred Shares.

●	In the event of liquidation, wind-up or dissolution, the holders of Director Voting Preferred Shares are entitled to receive $10 per share in priority to the payment of dividends on the Common Shares, Voting Participating Preferred Shares,

Telesat Canada

(Formerly Telesat Holdings Inc.)

Notes to the 2017 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

25. SHARE CAPITAL – (continued)

Non-Voting Participating Preferred Shares, Redeemable Common Shares, and Redeemable Non-Voting Participating Preferred Shares, but after payment of any accrued dividends on the Senior Preferred Shares.

●	The Director Voting Preferred Shares are redeemable at the option of the Company, at any time, at a redemption price of $10 per share.

The Director Voting Preferred Shares have a nominal stated value.

26. CAPITAL DISCLOSURES

Telesat is a privately held company. The Company’s financial strategy is designed to maintain compliance with the financial covenant under its Senior Secured Credit Facilities (Note 24), and to maximize returns to its shareholders and other stakeholders. The Company meets these objectives through regular monitoring of the financial covenant and operating results on a quarterly basis. The Company’s overall financial strategy remains unchanged from 2016.

The Company defines its capital as shareholders’ equity (comprising issued share capital, accumulated earnings and excluding reserves) and debt financing (comprising indebtedness and excluding deferred financing costs, prepayment option and interest rate floor as detailed in Note 24).

The Company’s capital at the end of the year was as follows:

As at December 31,	2017	2016
Shareholders’ equity (excluding reserves)	$1,121,090	$1,126,598
Debt financing (excluding deferred financing costs, prepayment option and interest rate floor)	$3,645,195	$3,930,048

If the Revolving Facility is drawn, the Senior Secured Credit Facilities require Telesat Canada to comply with a first lien net leverage ratio test. As at December 31, 2017, the first lien net leverage ratio was 3.74:1.00 (December 31, 2016 – 4.05:1.00), which was less than the maximum test ratio of 5.75:1.00.

The Company’s operating results are tracked against budget on a monthly basis, and this analysis is reviewed by senior management. The Company partly manages its interest rate risk due to variable interest rate debt through the use of interest rate swaps (Note 27).

27. FINANCIAL INSTRUMENTS

Measurement of Risks

The Company, through its financial assets and liabilities, is exposed to various risks. The following analysis provides a measurement of risks as at December 31, 2017.

Credit risk

Credit risk is the risk that a counterparty to a financial asset will default, resulting in the Company incurring a financial loss. As at December 31, 2017, the maximum exposure to credit risk is equal to the carrying value of the financial assets which totaled $630.0 million (December 31, 2016 — $876.3 million).

Telesat Canada

(Formerly Telesat Holdings Inc.)

Notes to the 2017 Consolidated Financial Statements
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

The Company has credit evaluation, approval and monitoring processes intended to mitigate potential credit risks related to trade accounts receivable. The Company’s standard payment terms are 30 days with interest typically charged on balances remaining unpaid at the end of standard payment terms. The Company’s historical experience with customer defaults has been minimal. As at December 31, 2017, North American and International customers made up 39% and 61% of the outstanding trade receivable balance, respectively (December 31, 2016 — 38% and 62%, respectively). Anticipated bad debt losses have been provided for in the allowance for doubtful accounts. The allowance for doubtful accounts as at December 31, 2017 was $2.7 million (December 31, 2016 — $3.5 million).

The Company mitigates the credit risk associated with derivative instruments by entering into them with only high quality financial institutions.

Foreign exchange risk

The Company’s operating results are subject to fluctuations as a result of exchange rate variations to the extent that transactions are made in currencies other than Canadian dollars. The Company’s main currency exposures lie in its U.S. dollar denominated cash and cash equivalents, trade and other receivables, trade and other payables and indebtedness with the most significant impact being on the U.S. dollar denominated indebtedness. As at December 31, 2017 and 2016, the entire indebtedness was denominated in U.S. dollars. The Canadian dollar equivalent of the U.S. dollar denominated indebtedness was $3,645.2 million and $3,930.0 million, respectively (before netting of deferred financing costs, interest rate floor and prepayment option).

In July 2016, Telesat entered into four forward foreign exchange contracts which require the Company to pay $7.0 million Canadian dollars to receive 4.2 million British Pounds Sterling. All forward foreign exchange contracts matured by October 31, 2017.

As at December 31, 2017, the impact of a 5 percent increase (decrease) in the value of the Canadian dollar against the U.S. dollar on financial assets and liabilities would have (decreased) increased net income (loss) by $162.0 million (December 31, 2016 — $163.5 million) and increased (decreased) other comprehensive income (loss) by $0.2 million (December 31, 2016 — $nil million). This analysis assumes that all other variables, in particular interest rates, remain constant.

Interest rate risk

The Company is exposed to interest rate risk on its cash and cash equivalents and its indebtedness. The interest rate risk on the indebtedness is from a portion of the indebtedness having a variable interest rate. Changes in the interest rates could impact the amount of interest that the Company is required to pay or receive.

In October 2017, the Company entered into four interest rate swaps to hedge the interest rate risk associated with the variable interest rate on $1,800.0 million of the U.S. denominated Term Loan B at fixed interest rates, excluding applicable margins, ranging from 1.72% to 2.04%. These contracts mature between September 2019 and September 2022. As at December 31, 2016, the Company had no outstanding interest rate swaps.

If the interest rates on the unhedged variable rate indebtedness change by 0.25%, excluding the potential impact of interest rate floors, the result would be an increase or decrease to net income (loss) of $6.5 million for the year ended December 31, 2017 (December 31, 2016 — $5.9 million).

Telesat Canada

(Formerly Telesat Holdings Inc.)

Notes to the 2017 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

27. FINANCIAL INSTRUMENTS – (continued)

Liquidity risk

The Company maintains credit facilities to ensure it has sufficient funds available to meet current and foreseeable financial requirements.

The contractual maturities of financial liabilities as at December 31, 2017 were as follows:

	Carrying amount	Contractual cash flows (undiscounted)	2018	2019	2020	2021	2022	Thereafter
Trade and other payables	$37,919	$37,919	$37,919	$—	$—	$—	$—	$—
Customer and other deposits	2,272	2,272	2,026	17	9	220	—	—
Satellite performance incentive payments	64,074	83,168	13,240	12,677	10,551	9,180	8,259	29,261
Other financial liabilities	5,527	5,599	4,798	458	343	—	—	—
Indebtedness (1)	3,652,980	4,861,554	230,933	229,012	227,945	225,986	223,650	3,724,028
	$3,762,772	$4,990,512	$288,916	$242,164	$238,848	$235,386	$231,909	$3,753,289

(1)	Indebtedness excludes deferred financing costs, interest rate floor and prepayment option.

The interest payable and interest payments included in the carrying value and contractual cash flows, respectively, in the above table, were as follows:

	Interest payable	Interest payments
Satellite performance incentive payments	$1,113	$19,394
Other financial liabilities	$31	$103
Indebtedness	$7,785	$1,216,359

Telesat Canada

(Formerly Telesat Holdings Inc.)

Notes to the 2017 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

27. FINANCIAL INSTRUMENTS – (continued)

Financial assets and liabilities recorded on the balance sheets and the fair value hierarchy levels used to calculate those values were as follows:

As at December 31, 2017	Loans and receivables	FVTPL	Other financial liabilities	Total	Fair value	Fair value hierarchy
Cash and cash equivalents	$479,045	$—	$—	$479,045	$479,045	Level 1
Trade and other receivables	64,986	—	—	64,986	64,986	(3)
Other current financial assets (1)	2,275	162	—	2,437	2,437	Level 1, Level 2
Other long-term financial assets (1)	18,808	64,723	—	83,531	83,531	Level 1, Level 2
Trade and other payables	—	—	(37,919)	(37,919)	(37,919)	(3)
Other current financial liabilities	—	(1)	(26,354)	(26,355)	(27,791)	Level 2
Other long-term financial liabilities	—	(5,527)	(53,304)	(58,831)	(59,648)	Level 2
Indebtedness (2)	—	—	(3,645,195)	(3,645,195)	(3,723,474)	Level 2
	$565,114	$59,357	$(3,762,772)	$(3,138,301)	$(3,218,833)

As at December 31, 2016	Loans and receivables	FVTPL	Other financial liabilities	Total	Fair value	Fair value hierarchy
Cash and cash equivalents	$782,406	$—	$—	$782,406	$782,406	Level 1
Trade and other receivables	55,639	—	—	55,639	55,639	(3)
Other current financial assets	2,548	—	—	2,548	2,548	Level 1
Other long-term financial assets (1)	20,756	14,931	—	35,687	35,687	Level 1, Level 2
Trade and other payables	—	—	(44,107)	(44,107)	(44,107)	(3)
Other current financial liabilities	—	(761)	(58,231)	(58,992)	(61,368)	Level 2
Other long-term financial liabilities	—	(13,952)	(67,300)	(81,252)	(82,781)	Level 2
Indebtedness (2)	—	—	(3,930,048)	(3,930,048)	(3,992,467)	Level 2
	$861,349	$218	$(4,099,686)	$(3,238,119)	$(3,304,443)

(1)	Other current and long-term financial assets classified as fair value through profit or loss were calculated using level 2 of the fair value hierarchy. All other balances were calculated using level 1 of the fair value hierarchy.

(2)	Indebtedness excludes deferred financing costs, interest rate floor and prepayment option.

(3)	Trade and other receivables and trade and other payables approximate fair value due to the short-term maturity of these instruments.

Telesat Canada

(Formerly Telesat Holdings Inc.)

Notes to the 2017 Consolidated Financial Statements
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

The carrying amounts of cash and cash equivalents, trade and other receivables, and trade and other payables approximate fair value due to the short-term maturity of these instruments. As at December 31, 2017, cash and cash equivalents included $90.7 million (December 31, 2016 — $324.7 million) of short-term investments.

The fair value of the satellite performance incentive payments, included in other current and other long-term financial liabilities, was determined using a discounted cash flow methodology. The calculation is performed on a recurring basis. As at December 31, 2017, the discount rate used was 5.7% (December 31, 2016 — 5.5%).

The fair value of the indebtedness was based on transactions and quotations from third parties considering market interest rates and excluding deferred financing costs, interest rate floor and prepayment option. The calculation of the fair value of the indebtedness is performed on a recurring basis. The rates used were as follows:

As at December 31,	2017	2016
Senior Secured Credit Facilities
Term Loan B – U.S. Facility	100.13%	101.00%
8.875% Senior Notes	111.83%	104.44%

Telesat Canada

(Formerly Telesat Holdings Inc.)

Notes to the 2017 Consolidated Financial Statements
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

The discount rates used to discount cash flows as at December 31, 2017 ranged from 1.56% to 2.31% (December 31, 2016 — 0.77% to 2.15%).

The fair value of the forward foreign exchange contracts was calculated using the forward foreign exchange rates against British Pound Sterling for the same transactions at the valuation date. The forward foreign exchange rates as at December 31, 2016 ranged from 1.6501 to 1.6509. All forward foreign exchange contracts matured by October 2017.

The fair value of the derivative assets and liabilities was calculated based on the level 2 of the fair value hierarchy. The current and long-term portions of the fair value of the Company’s derivative assets and liabilities, as at each balance sheet date, were as follows:

As at December 31, 2017	Other current financial assets	Other long-term financial assets	Other current financial liabilities	Other long-term financial liabilities	Total
Interest rate floors	$—	$—	$(1)	$(5,527)	$(5,528)
Interest rate swaps	162	18,945	—	—	19,107
Prepayment option	—	45,778	—	—	45,778
	$162	$64,723	$(1)	$(5,527)	$59,357

As at December 31, 2016	Other long-term financial assets	Other current financial liabilities	Other long-term financial liabilities	Total
Interest rate floors	$—	$(728)	$(13,952)	$(14,680)
Forward foreign exchange contracts	—	(33)	—	(33)
Prepayment option	14,931	—	—	14,931
	$14,931	$(761)	$(13,952)	$218

Telesat Canada

(Formerly Telesat Holdings Inc.)

Notes to the 2017 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

27. FINANCIAL INSTRUMENTS – (continued)

The reconciliation of the fair value of derivative assets and liabilities was as follows:

Fair value, December 31, 2015 and January 1, 2016	$8,822
Derivatives recognized at inception
Interest rate floors	(25,581)
Prepayment option	8,671
Realized losses on derivatives
Forward foreign exchange contract	(130)
Unrealized gains (losses) on derivatives
Interest rate floors	18,781
Prepayment option	(13,108)
Interest rate swaps	2,237
Forward foreign exchange contracts	97
Impact of foreign exchange	429
Fair value, December 31, 2016 and January 1, 2017	218
Realized losses on derivatives
Forward foreign exchange contract	(207)
Unrealized gains on derivatives
Interest rate floors	7,861
Prepayment option	33,018
Interest rate swaps	19,394
Forward foreign exchange contracts	240
Impact of foreign exchange	(1,167)
Fair value, December 31, 2017	$59,357

28. SHARE-BASED COMPENSATION PLANS

Telesat Canada Stock Incentive Plans

In September 2008 and April 2013, Telesat adopted share-based compensation plans (the “stock incentive plans”) for certain key employees of the Company and its subsidiaries. The stock incentive plans provide for the grant of up to 13,273,779 options, 8,824,646 authorized in 2008, 4,036,729 authorized in 2013, 62,404 authorized in 2015 and an additional 350,000 authorized in 2017, to purchase Non-Voting Participating Preferred Shares of Telesat Canada, convertible into Common Shares.

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

In August 2017, Telesat authorized the exchange of 805,835 performance-vesting options for 805,835 time-vesting options. The exchanged amounts included 715,383 unvested performance-vesting options which were exchanged for an equal amount of unvested time-vesting options. A portion of the new unvested time-vesting options will vest upon the next anniversary date of the option holder with the remainder vesting evenly over a three-year period commencing on the sixth anniversary date.

The Company expenses the fair value of stock options that are expected to vest over the vesting period using the Black-Scholes option pricing model. The share-based compensation expense is included in operating expenses.

Telesat Canada

(Formerly Telesat Holdings Inc.)

Notes to the 2017 Consolidated Financial Statements
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

In connection with the $387 million U.S. dollars cash distribution to the Company’s shareholders (Note 25), effective January 25, 2017, a special payment was authorized to option holders of $12.8 million U.S. dollars. Of this balance, $10.0 million U.S. dollars has been recorded as an operating expense in 2017, of which $8.0 million U.S. dollars has been paid. The remaining payments will be made in subsequent periods subject to certain conditions being met.

The stock options granted in the current and prior years, and their weighted average fair value were as follows:

	2017	2016	2015
Number of stock options granted	—	—	418,606
Weighted average fair value of options granted	$—	$—	$14.80

The movement in the number of stock options outstanding and their weighted average exercise price were as follows:

	Time vesting option plans		Performance vesting option plans
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at December 31, 2015 and January 1, 2016	3,763,671	$23.65	1,825,324	$19.38
Granted	—		—
Forfeited	(143,440)		(32,684)
Exercised (Note 25)	(86,116)		(92,526)
Repurchased	(857,096)		(396,381)
Expired	—		—
Outstanding at December 31, 2016 and January 1, 2017	2,677,019	$24.54	1,303,733	$20.16
Granted	—		—
Forfeited	(15,507)		(17,638)
Exercised (Note 25)	(3,150)		(3,850)
Exchanged	805,835		(805,835)
Expired	—		—
Outstanding at December 31, 2017	3,464,197	$24.85	476,410	$11.07

The quantity of stock options that are exercisable and the weighted average remaining life were as follows:

As at December 31,	2017	2016
Time vesting option plans	2,612,679	1,779,707
Performance vesting option plans	476,413	582,854
Weighted average remaining life	4 years	6 years

The share-based compensation expense included in the consolidated statements of income (loss) was as follows:

Years ended December 31,	2017	2016	2015
Operating expenses	$2,856	$5,770	$5,369

Telesat Canada

(Formerly Telesat Holdings Inc.)

Notes to the 2017 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

28. SHARE-BASED COMPENSATION PLANS – (continued)

The weighted average assumptions used to determine the share-based compensation expense for stock options using the Black-Scholes option pricing model were as follows:

	2017	2016	2015
Dividend yield	—%	—%	—%
Expected volatility	24.6%	24.6%	24.6%
Risk-free interest rate	1.83%	1.83%	1.81%
Expected life (years)	10	10	10

The expected volatility is based on the historical volatility.

29. EMPLOYEE BENEFIT PLANS

The expenses included on the consolidated statements of income (loss) and the consolidated statements of comprehensive income (loss) were as follows:

	Pension plans			Other post-employment benefit plans
Years ended December 31,	2017	2016	2015	2017	2016	2015
Consolidated statements of income (loss)
Operating expenses	$6,239	$6,235	$7,659	$243	$221	$494
Interest expense	$650	$875	$933	$861	$858	$1,043
Consolidated statements of comprehensive income (loss)
Actuarial losses (gains) on employee benefit plans	$3,761	$(4,376)	$(1,140)	$1,410	$(724)	$(4,085)

In October 2013, the Company ceased allowing new employees to join certain of the defined benefit plans, except under certain circumstances, and commenced a defined contribution pension plan for new employees.

The Company made contributions of $0.8 million for various defined contribution arrangements during 2017 (December 31, 2016 — $0.8 million).

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

Telesat Canada

(Formerly Telesat Holdings Inc.)

Notes to the 2017 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

29. EMPLOYEE BENEFIT PLANS – (continued)

The balance sheet obligations, distributed between pension and other post-employment benefits, included in other long-term liabilities (Note 23) were as follows:

As at December 31,	2017	2016
Pension benefits	$16,169	$14,330
Other post-employment benefits	23,896	22,388
Accrued benefit liabilities	$40,065	$36,718

The amounts recognized in the balance sheets and the funded statuses of the benefit plans were as follows:

	2017		2016
As at December 31,	Pension	Other	Pension	Other
Present value of funded obligations	$306,660	$—	$279,428	$—
Fair value of plan assets	(291,612)	—	(266,255)	—
	15,048	—	13,173	—
Present value of unfunded obligations	1,121	23,896	1,157	22,388
Accrued benefit liabilities	$16,169	$23,896	$14,330	$22,388

Telesat Canada

(Formerly Telesat Holdings Inc.)

Notes to the 2017 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

29. EMPLOYEE BENEFIT PLANS – (continued)

The changes in the benefit obligations and in the fair value of plan assets were as follows:

	Pension	Other	Total
Change in benefit obligations
Benefit obligation, January 1, 2017	$280,585	$22,388	$302,973
Current service cost	5,741	243	5,984
Interest expense	10,992	861	11,853
Remeasurements
Actuarial losses arising from plan experience	2,748	138	2,886
Actuarial losses from change in demographic assumptions	—	13	13
Actuarial losses from changes in financial assumptions	16,244	1,259	17,503
Benefits paid	(9,769)	(750)	(10,519)
Contributions by plan participants	1,168	—	1,168
Foreign exchange	—	(246)	(246)
Other	72	(10)	62
Benefit obligation, December 31, 2017	307,781	23,896	331,677
Change in fair value of plan assets
Fair value of plan assets, January 1, 2017	(266,255)	—	(266,255)
Contributions by plan participants	(1,168)	—	(1,168)
Contributions by employer	(8,883)	(750)	(9,633)
Interest income	(10,342)	—	(10,342)
Benefits paid	9,769	750	10,519
Remeasurements
Return on plan assets, excluding interest income	(15,231)	—	(15,231)
Administrative costs	498	—	498
Fair value of plan assets, December 31, 2017	(291,612)	—	(291,612)
Accrued benefit liabilities, December 31, 2017	$16,169	$23,896	$40,065

Telesat Canada

(Formerly Telesat Holdings Inc.)

Notes to the 2017 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

29. EMPLOYEE BENEFIT PLANS – (continued)

	Pension	Other	Total
Change in benefit obligations
Benefit obligation, January 1, 2016	$269,236	$22,861	$292,097
Current service cost	5,776	221	5,997
Interest expense	10,834	858	11,692
Remeasurements
Actuarial gains arising from plan experience	(1,415)	(981)	(2,396)
Actuarial losses from change in demographic assumptions	—	28	28
Actuarial losses from changes in financial assumptions	3,823	229	4,052
Benefits paid	(8,837)	(640)	(9,477)
Contributions by plan participants	1,242	—	1,242
Foreign exchange	—	(149)	(149)
Other	(74)	(39)	(113)
Benefit obligation, December 31, 2016	280,585	22,388	302,973
Change in fair value of plan assets
Fair value of plan assets, January 1, 2016	(249,335)	—	(249,335)
Contributions by plan participants	(1,242)	—	(1,242)
Contributions by employer	(8,231)	(640)	(8,871)
Interest income	(9,959)	—	(9,959)
Benefits paid	8,837	640	9,477
Remeasurements
Return on plan assets, excluding interest income	(6,784)	—	(6,784)
Administrative costs	459	—	459
Fair value of plan assets, December 31, 2016	(266,255)	—	(266,255)
Accrued benefit liabilities, December 31, 2016	$14,330	$22,388	$36,718

The weighted average duration of the defined benefit obligation as at December 31, 2017 is 16 years for the defined benefit pension plans and 14 years for the other post-employment benefit plans. The weighted average duration of the current service cost as at December 31, 2017 is 23 years for the defined benefit pension plans and 25 years for the other post-employment benefit plans.

The estimated future benefit payments for the defined benefit pension plans and other post-employment benefit plans until 2027 are as follows:

	Pension	Other
2018	$10,552	$882
2019	$11,194	$919
2020	$11,662	$960
2021	$12,173	$1,001
2022	$12,644	$1,044
2023 to 2027	$73,263	$6,862

Benefit payments include obligations to 2027 only as obligations beyond this date are not quantifiable.

Telesat Canada

(Formerly Telesat Holdings Inc.)

Notes to the 2017 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

29. EMPLOYEE BENEFIT PLANS – (continued)

The fair value of the plan assets were allocated as follows between the various types of investments:

As at December 31,	2017	2016
Equity securities
Canada	22.3%	23.3%
United States	14.1%	14.6%
International (other than United States)	18.9%	18.9%
Fixed income instruments
Canada	42.6%	40.7%
Cash and cash equivalents
Canada	2.1%	2.6%

Plan assets are valued at the measurement date of December 31 each year.

The investments are made in accordance with the Statement of Investment Policies and Procedures. The Statement of Investment Policies and Procedures is reviewed on an annual basis by the Management Level Pension Fund Investment Committee with approval of the policy being provided by the Audit Committee.

The following are the significant assumptions adopted in measuring the Company’s pension and other benefit obligations:

	Pension	Other	Pension	Other
As at December 31,	2017	2017	2016	2016
Actuarial benefit obligation
Discount rate	3.50%	3.25% to 3.50%	3.90%	3.75% to 3.80%
Benefit costs for the year ended
Discount rate	4.00%	3.75% to 4.00%	4.20%	4.00% to 4.10%
Future salary growth	2.50%	N/A	2.50%	N/A
Health care cost trend rate	N/A	4.50%	N/A	4.50%
Other medical trend rates	N/A	4.50%	N/A	4.50%

For certain Canadian post-retirement benefits, the medical trend rate for drugs was assumed to be 6.50% in 2018, decreasing by 0.25% per annum, to a rate of 4.50% in 2026 and thereafter.

Sensitivity of assumptions

The calculation of the defined benefit obligation is sensitive to the assumptions set out above. The following table summarizes how the impact on the defined benefit obligation as at December 31, 2017 and 2016 would have increased or decreased as a result of the change in the respective assumptions by one percent.

	Pension		Other
As at December 31, 2017	1% increase	1% decrease	1% increase	1% decrease
Discount rate	$(42,092)	$53,148	$(2,786)	$3,588
Future salary growth	$7,988	$(7,457)	N/A	N/A
Medical and dental trend rates	N/A	N/A	$2,165	$(1,663)

	Pension		Other
As at December 31, 2016	1% increase	1% decrease	1% increase	1% decrease
Discount rate	$(37,649)	$47,853	$(2,618)	$3,345
Future salary growth	$8,028	$(7,076)	N/A	N/A
Medical and dental trend rates	N/A	N/A	$1,856	$(1,444)

Telesat Canada

(Formerly Telesat Holdings Inc.)

Notes to the 2017 Consolidated Financial Statements
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

The Company expects to make contributions of $8.0 million to the defined benefit plans and $0.2 million to the defined contribution plan of Telesat Canada during the next fiscal year.

30. SUPPLEMENTAL CASH FLOW INFORMATION

Cash and cash equivalents were comprised of the following:

As at December 31,	2017	2016	2015
Cash	$388,372	$457,686	$476,700
Short-term investments (1)	90,673	324,720	214,026
Cash and cash equivalents	$479,045	$782,406	$690,726

(1)	Consisted of short-term investments with an original maturity of three months or less or which are available on demand with no penalty for early redemption.

Income taxes paid, net of income taxes received was comprised of the following:

Years ended December 31,	2017	2016	2015
Income taxes paid	$(85,503)	$(122,401)	$(159,256)
Income taxes received	22,512	1,929	4,233
	$(62,991)	$(120,472)	$(155,023)

Interest paid, net of capitalized interest and interest received was comprised of the following:

Years ended December 31,	2017	2016	2015
Interest paid	$(219,773)	$(165,173)	$(176,312)
Interest received	6,201	6,620	5,130
Capitalized interest	18,324	6,292	9,268
	$(195,248)	$(152,261)	$(161,914)

Telesat Canada

(Formerly Telesat Holdings Inc.)

Notes to the 2017 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

30. SUPPLEMENTAL CASH FLOW INFORMATION – (continued)

The reconciliation of the liabilities arising from financing activities was as follows:

	Indebtedness	Satellite performance incentive payments	Capital leases
Balance as at January 1, 2017(1)	$3,856,097	$75,985	$422
Debt issue costs	(42,867)	—	—
Cash outflows	(31,620)	(8,436)	(30)
Amortization of deferred financing costs, interest rate floor and prepayment option	14,988	—	—
Other	—	18	2
Impact of foreign exchange	(253,221)	(4,606)	(25)
Balance as at December 31, 2017	$3,543,377	$62,961	$369

(1) Balance of the indebtedness as at January 1, 2017, included $4,459 of accrued debt issue costs associated with the November 2016 refinancing which were paid in 2017.

	Indebtedness	Satellite performance incentive payments	Capital leases
Balance as at January 1, 2016	$4,063,221	$87,026	$—
Cash outflows	(4,008,356)	(8,934)	(30)
Cash inflows	3,935,576	—	—
Amortization of deferred financing costs, interest rate floors, prepayment option and premiums	12,971	—	—
Debt issue costs	(58,141)	—	—
Accrued debt issue costs	(4,459)	—	—
Write off of debt issue costs, interest rate floors, prepayment option and premiums	41,183	—	—
Non-cash additions (1)	(16,910)	—	474
Other	(150)	573	(2)
Impact of foreign exchange	(113,297)	(2,680)	(20)
Balance as at December 31, 2016	$3,851,638	$75,985	$422

(1) Non-cash additions for the indebtedness includes $(25,581) relating to the interest rate floors on the Senior Secured Credit Facilities and $8,671 relating to the prepayment option on the Senior Notes.

Telesat Canada

(Formerly Telesat Holdings Inc.)

Notes to the 2017 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

30. SUPPLEMENTAL CASH FLOW INFORMATION – (continued)

	Indebtedness	Satellite performance incentive payments
Balance as at January 1, 2015	$3,545,679	$57,728
Non-cash additions	—	24,003
Cash outflows	(73,864)	(6,702)
Amortization of deferred financing costs, interest rate floors, prepayment option and premiums	13,051	—
Other	—	627
Impact of foreign exchange	578,355	11,370
Balance as at December 31, 2015	$4,063,221	$87,026

The net change in operating assets and liabilities was comprised of the following:

As at December 31,	2017	2016	2015
Trade and other receivables	$(13,272)	$(8,347)	$4,944
Financial assets	3,975	(2,521)	(4,590)
Other assets	12,848	1,260	(12,346)
Trade and other payables	6,947	6,076	(4,722)
Financial liabilities	(13,748)	551	8,396
Other liabilities	51,502	103,618	11,666
	$48,252	$100,637	$3,348

Non-cash investing activities were comprised of:

Years ended December 31,	2017	2016	2015
Satellites, property and other equipment	$9,515	$13,776	$51,587
Intangible assets	$(128)	$2,350	$11,569

Telesat Canada

(Formerly Telesat Holdings Inc.)

Notes to the 2017 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

31. COMMITMENTS AND CONTINGENT LIABILITIES

The following were the Company’s off-balance sheet contractual obligations as at December 31, 2017:

	2018	2019	2020	2021	2022	Thereafter	Total
Operating property leases	$6,190	$3,859	$3,628	$3,768	$3,186	$21,120	$41,751
Capital commitments	51,511	—	—	—	—	—	51,511
Other operating commitments	14,391	10,348	9,596	8,269	3,131	10,444	56,179
	$72,092	$14,207	$13,224	$12,037	$6,317	$31,564	$149,441

Operating property leases consisted of off-balance sheet contractual obligations for land or building usage, while capital commitments included commitments for capital projects. Other operating commitments consisted of third party satellite capacity arrangements as well as other commitments that are not categorized as operating property leases or capital commitments. The Company’s off-balance sheet obligations included the future minimum payments for the non-cancellable period of each respective obligation, which have various terms and expire between 2018 to 2043. The aggregate expense related to operating property lease commitments for the year ended December 31, 2017 was $6.4 million (December 31, 2016 — $6.5 million, December 31, 2015 — $7.4 million).

The Company has entered into contracts for the construction and launch of satellites, and other capital expenditures. The total outstanding commitments as at December 31, 2017 were included in capital commitments.

The Company has agreements with various customers for prepaid revenue on several service agreements which take effect when the satellite is placed in service. The Company is responsible for operating and controlling these satellites. As at December 31, 2017, customer prepayments of $390.2 million (December 31, 2016 — $391.8 million), a portion of which is refundable under certain circumstances, were reflected in other current and other long-term liabilities.

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

Telesat Canada

(Formerly Telesat Holdings Inc.)

Notes to the 2017 Consolidated Financial Statements
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

The Company is currently involved in a number of disputes with the Brazilian tax authorities who have alleged that additional taxes are owed on revenue earned by the Company for the period 2003 to 2012. The disputes relate to the Brazilian tax authorities’ characterization of the Company’s revenue. Additional taxes and interest of approximately $40.2 million have been assessed by Brazilian tax authorities and the Company has challenged those assessments. The Company believes the likelihood of an unfavorable outcome in these disputes is remote and, as such, no reserve has been established.

Other than the legal proceedings disclosed above, the Company is not aware of any proceedings outstanding or threatened as of the date hereof by or against it or relating to its business which may have, or have had in the recent past, significant effects on the Company’s financial position or profitability.

32. SUBSIDIARIES

The list of significant companies included in the scope of consolidation as at December 31, 2017 was as follows:

Company	Country	Method of Consolidation	% voting rights
Infosat Communications LP	Canada	Fully consolidated	100
Telesat Spectrum General Partnership	Canada	Fully consolidated	100
Skynet Satellite Corporation	United States	Fully consolidated	100
Telesat Network Services, Inc.	United States	Fully consolidated	100
The SpaceConnection Inc.	United States	Fully consolidated	100
Telesat Satellite LP	United States	Fully consolidated	100
Infosat Able Holdings, Inc.	United States	Fully consolidated	100
Telesat Brasil Capacidade de Satélites Ltda.	Brazil	Fully consolidated	100
Telesat (IOM) Limited	Isle of Man	Fully consolidated	100
Telesat International Limited	United Kingdom	Fully consolidated	100

The percentage of voting rights and method of consolidation were the same as at December 31, 2016.

Telesat Canada

(Formerly Telesat Holdings Inc.)

Notes to the 2017 Consolidated Financial Statements
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

Special payment to stock option holders

In connection with the cash distribution to the Company’s shareholders, in January 2017, a special payment was authorized to stock option holders of $12.8 million U.S. dollars, of which $11.3 million U.S. dollars related to key management personnel. Of this balance, $8.8 million U.S. dollars has been recorded as an operating expense in 2017, of which $6.9 million U.S. dollars has been paid with the remaining payments to be made in subsequent periods subject to certain conditions being met.

Compensation of executives and Board level directors

Year ended December 31,	2017	2016	2015
Short-term benefits (including salaries)	$10,037	$6,751	$7,132
Special payments (1)	9,006	—	—
Post-employment benefits	2,458	2,344	3,268
Share-based payments (2)	2,820	5,482	4,674
	$24,321	$14,577	$15,074

(1)	Balance relates to the special cash distribution effective January 25, 2017.

(2)	During 2015, the Board authorized the grant of stock options to certain key management personnel pursuant to the stock incentive plan. A total of 348,606 stock options were granted to key management personnel in 2015. Share-based payments also included all expenses associated with stock options previously issued under the 2008 and stock incentive plans.

Key management personnel — stock options

In March 2016, a total of 1,253,477 vested stock options were repurchased at fair value from key management personnel and other employees or former employees for a total cash consideration of $24.7 million, of which $18.7 million was paid to key management personnel.

Telesat Canada

 (Formerly Telesat Holdings Inc.)

Notes to the 2017 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

33. RELATED PARTY TRANSACTIONS – (continued)

In August 2017, Telesat authorized the exchange of 805,835 performance-vesting options for 805,835 time-vesting options, of which 682,550 options related to key management personnel. The exchanged amounts included 715,383 unvested performance-vesting options which were exchanged for an equal amount of unvested time-vesting options, of which 613,316 unvested options related to key management personnel. A portion of the new unvested time-vesting options will vest upon the next anniversary date of the option holder with the remainder vesting evenly over a three-year period commencing on the sixth anniversary date.

Transactions with related parties

The Company and certain of its subsidiaries regularly engage in transactions with related parties. The Company’s related parties include Loral and Red Isle. The transactions have been entered into over the normal course of operations. There were no transactions or balances with Red Isle during any of the years presented.

During the years presented below, the Company and its subsidiaries entered into the following transactions with Loral.

	Sale of goods and services, interest income			Purchase of goods and services, interest expense
Years ended December 31,	2017	2016	2015	2017	2016	2015
Revenue	$128	$133	$129	$—	$—	$—
Operating expenses	$—	$—	$—	$6,518	$6,627	$7,547
Interest and other expenses	$—	$—	$—	$—	$—	$—

The following balances were outstanding with Loral at the end of the years presented below:

	Amounts owed by related parties			Amounts owed to related parties
At December 31,	2017		2016	2017	2016
Current receivables/payables	$	82	$—	$—	$174

The amounts outstanding are unsecured and will be settled in cash.

Other related party transactions

The Company funds certain defined benefit pension plans. Contributions made to the plans for the year ended December 31, 2017 were $8.9 million (December 31, 2016 — $8.2 million).

