Form 20-F
period 2018-12-31
Telesat Canada
filed 2019-03-01
CIK 1465191

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

160 Elgin Street, Suite 2100, Ottawa, Ontario, Canada K2P 2P7

(Address of Principal Executive Offices)

Christopher S. DiFrancesco
Vice-President, General Counsel and Secretary

Telesat Canada

160 Elgin Street
Suite 2100

Ottawa, Ontario, Canada K2P 2P7

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: Common Shares — 74,252,460; Director Voting Preferred Shares — 1,000; Non-Voting Participating Preferred Shares — 38,431,311; and Voting Participating Preferred Shares — 7,034,444.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐  No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☒  No ☐

Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐  No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “large accelerated filer” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

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

Forward-looking statements appear in a number of places and include statements with respect to, among other things:

●	our future growth and profitability;
●	our competitive strengths;
●	development of our planned LEO constellation; and
●	our business strategy and the trends we anticipate in the industries and economies in which we operate.

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

The selected consolidated financial information is comprised of information of Telesat Canada for the period of January 1, 2014 to December 31, 2018 under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The selected consolidated statements of income (loss) data and cash flows data for the years ended December 31, 2016 through December 31, 2018 have been derived from Telesat Canada’s audited consolidated financial statements prepared in accordance with IFRS included elsewhere in this Annual Report. Certain statements of cash flows data for the year ended December 31, 2014 has been restated as described in Note 3 of Telesat Holdings Inc.’s audited consolidated financial statements in Telesat Holdings Inc. Annual Report on Form 20-F filed with the Securities and Exchange Commissions on February 25, 2016. The selected balance sheet data as at December 31, 2017 and December 31, 2018 have been derived from Telesat Canada’s audited consolidated financial statements prepared in accordance with IFRS included elsewhere in this Annual Report. The selected balance sheet data as at December 31, 2014 through December 2016 and the selected consolidated statements of income (loss) data and cash flows data for the years ended December 31, 2014 and December 31, 2015 have been derived from Telesat Holdings Inc.’s audited consolidated financial statements prepared under IFRS, but which are not included in this Annual Report.

Telesat Canada

Selected Historical Consolidated Financial Information
(all amounts in millions of Canadian dollars)

	Years Ended December 31,
	2014	2015	2016	2017	2018
Statements of income (loss) data:
Operating revenue
Broadcast	$468.2	$492.6	$486.5	$472.8	$455.1
Enterprise	430.2	434.6	420.1	430.3	428.2
Consulting and other	24.5	27.7	24.3	24.3	19.6
Total operating revenue	922.9	954.9	930.9	927.4	902.9
Operating expenses
Operating expenses	(187.8)	(184.3)	(174.9)	(187.7)	(185.8)
Depreciation	(216.5)	(207.8)	(224.8)	(221.1)	(224.9)
Amortization	(30.8)	(27.9)	(27.7)	(26.3)	(24.3)
Other operating (losses) gains, net	(0.3)	—	(2.6)	5.9	0.7
Operating income	487.5	534.9	500.9	498.2	468.7
Other (expenses) income
Interest expense	(206.9)	(183.3)	(198.8)	(200.1)	(237.8)
Interest and other income	3.0	4.7	6.1	3.0	16.5
Loss on refinancing	—	—	(31.9)	—	—
Gain (loss) on changes in fair value of financial instruments	48.9	6.0	7.9	60.3	(18.2)
(Loss) gain on foreign exchange	(241.1)	(540.5)	92.6	223.9	(259.1)
Tax expense	(78.2)	(88.7)	(83.9)	(80.2)	(61.1)
Net income (loss)	$13.2	$(266.9)	$292.9	$505.1	$(90.9)

Statements of cash flows data:
Net cash from operating activities	$412.0	$422.4	$527.4	$486.7	$466.3
Net cash used in investing activities	$(95.2)	$(193.9)	$(286.1)	$(164.6)	$(103.3)
Net cash used in financing activities	$(136.8)	$(80.6)	$(139.8)	$(588.8)	$(114.2)
Balance sheets data (end of year):
Cash and cash equivalents	$497.4	$690.7	$782.4	$479.0	$768.4
Total assets	$5,737.8	$6,004.6	$6,138.6	$5,697.6	$5,884.5
Total debt (including current portion)	$3,545.7	$4,063.2	$3,851.6	$3,543.4	$3,724.2
Total shareholders’ equity	$1,131.2	$918.1	$1,194.0	$1,142.8	$1,093.0
Common shares	$340.6	$340.6	$340.6	$26.6	$26.6
Preferred shares	$316.3	$316.3	$318.1	$126.1	$127.1

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

The implementation of new technologies that can provide increased capacity to end users at lower cost may reduce demand for our services. The introduction of first generation high throughput satellites (“HTS”), such as ViaSat-1, Jupiter 1 and Intelsat’s “Epic” line of HTS, all of which are able to transmit substantially more data than preexisting satellites, may decrease demand and/or prices for traditional satellite capacity. Many of the new and replacement satellites to be deployed in the near term will be HTS satellites or include high throughput payloads. In addition, second generation HTS systems recently launched and in development purport to be capable of throughput that substantially exceeds the throughput of first generation HTS. While we own the high throughput Canadian payload on ViaSat-1, and have incorporated high throughput payloads on our Telstar 12 VANTAGE satellite, Telstar 18 VANTAGE and Telstar 19 VANTAGE satellites, the introduction of more, and more capable, HTS by other operators into the markets in which we participate could have a material adverse effect on our results of operations, business prospects and financial condition.

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

NGSO constellations are complex. In order to operate successfully and deliver a high quality service, all components of the system, both on the ground and in space, must be integrated seamlessly and efficiently. Unlike most traditional geostationary satellites currently in use which rely on legacy, space-tested hardware and established ground equipment infrastructures, much of the technology necessary for the successful operation of a LEO constellation, in particular the Telesat LEO constellation, is still in development. Our LEO constellation design incorporates leading-edge satellite technologies, including on-board data processing,  multi-beam phased array antennas, and optical inter-satellite links, that have not been fully developed for space applications at the scale, levels of performance and price points that we require. In addition, in order to provide a competitive service in certain of the customer segments we plan to serve, we require advances in ground terminal design and manufacture, particularly electronic flat panel antennas capable of acquiring and tracking LEO satellites. If our LEO constellation does not deliver the required quality of service at prices that are competitive relative to other satellite providers and alternative products, we may not be able to acquire customers and establish a successful business. It is possible that despite our concerted effort to do so, we may not be able to sufficiently overcome the technological hurdles required to complete our planned LEO constellation or we may implement our LEO constellation and, due to technological issues we did not foresee or which we did not effectively address, our LEO constellation may not operate as planned.

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

The implementation of our planned LEO constellation will require a substantial outlay of capital.  We may not be able to raise sufficient capital, for any number of reasons. See “Our business is capital intensive and we may not be able to raise adequate capital to finance our business strategies, or we may be able to do so only on terms that significantly restrict our ability to operate our business” and “Risks related to our indebtedness and our Senior Notes”. If we are unable to raise sufficient capital, we will not be able to build and deploy our LEO constellation. In addition, if we are successful in raising  sufficient capital to fund the LEO constellation and the constellation does not operate as expected or is otherwise commercially unsuccessful, we may not be able to repay all or a substantial part of our debt.

Although we believe there is a significant market for the services we expect to provide with our LEO constellation, we may not be able to attract enough customers to make the project successful and earn a sufficient return on our investment, which could have a material adverse effect on our business prospects, financial condition and our ability to repay our debt.

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

Our current satellite insurance does not protect us against all satellite-related losses that we may experience, and we do not have in-orbit insurance coverage for all of the satellites in our fleet. As of December 31, 2018, the total net book value of our six in-orbit satellites for which we do not have insurance (Nimiq 1, Nimiq 2, Anik F1, Telstar 12, Telstar 18, and ViaSat-1) was approximately $31 million. Our insurance does not protect us against business interruption, loss of revenues or delay of revenues. In addition, we do not insure the net book value of performance incentives that may be payable to a satellite’s manufacturer as these are payable only to the extent that the satellite operates in accordance with contracted technical specifications. Our existing launch and in-orbit insurance policies include, and any future policies that we obtain can be expected to include, specified exclusions, deductibles and material change limitations. Typically, these insurance policies exclude coverage for damage or losses arising from acts of war, anti-satellite devices, electromagnetic or radio frequency interference and other similar potential risks for which exclusions are customary in the industry at the time the policy is written. In addition, they typically exclude coverage for satellite health-related problems affecting our satellites that are known at the time the policy is written or renewed. Any claims under existing policies are subject to settlement with the insurers and may, in some instances, be payable to our customers.

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

For the year ended December 31, 2018, our top five customers together accounted for approximately 63% of our revenues. At December 31, 2018, our top five backlog customers together accounted for approximately 84% of our backlog. If any of our major customers choose to not renew their contracts at the expiration of the existing terms or seek to negotiate concessions, particularly on price, it could have a material adverse effect on our results of operations, business prospects and financial condition. Our customers could experience a downturn in their business or find themselves in financial difficulties, which could result in their ceasing or reducing their use of our services or becoming unable to pay for services they had contracted to buy. In addition, some of our customers’ industries are undergoing significant consolidation, and our customers may be acquired by each other or other companies, including by our competitors. Such acquisitions could adversely affect our ability to sell services to such customers and to any end-users whom they serve. Some customers have in the past defaulted, and our customers may in the future default, on their obligations to us due to bankruptcy, lack of liquidity, operational failure or other reasons. Such defaults could adversely affect our revenues, operating margins and cash flows. If our contracted revenue backlog is reduced due to the financial difficulties of our customers, our revenues, operating margins and cash flows would be further negatively impacted.

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

In Canada, our operations are subject to regulation and licensing by ISED pursuant to the Radiocommunication Act (Canada) and by the CRTC, under the Telecommunications Act (Canada). ISED has the authority to issue licenses, establish standards, assign Canadian orbital locations, and plan the allocation and use of the radio frequency spectrum, including the radio frequencies upon which our satellites and earth stations depend. The Minister responsible for ISED has broad discretion in exercising this authority to issue licenses, fix and amend conditions of licenses, and to suspend or even revoke them. The CRTC has authority over the allocation (and reallocation) of satellite capacity to particular broadcasting undertakings. We are required to pay “universal service” charges in Canada and have certain research and development and public benefits obligations that do not apply to other satellite operators with which we compete. These obligations could change at any time.

In the United States, the Federal Communications Commission (“FCC”) regulates the provision of satellite services to, from or within the United States. Certain of our satellites are owned and operated through a U.S. subsidiary and are regulated by the FCC. In addition, to facilitate the provision of FSS satellite services in C-, Ku- and Ka-band frequencies in the United States market, foreign licensed operators can apply to have their satellites either placed on the FCC’s Permitted Space Station List (for certain frequencies) or be granted a declaratory ruling (for other frequencies). Our Anik Fl, Anik FlR, Anik F2, Anik F3, Telstar 14R/Estrela do Sul 2 and Telstar 19 VANTAGE satellites are currently authorized to serve the U.S. market in accordance with these procedures. The export from the United States of satellites and technical information related to satellites, earth station equipment and provision of services to certain countries are subject to State Department, Commerce Department and Treasury Department regulations, in particular the International Traffic in Arms Regulations (“ITAR”), which currently include satellites on the list of items requiring export permits. These ITAR provisions have constrained our access to technical information and have had a negative impact on our international consulting revenues. In addition, we and our satellite manufacturers may not be able to obtain and maintain necessary export authorizations, which could adversely affect our ability to procure new United States-manufactured satellites; control our existing satellites; acquire launch services; obtain insurance and pursue our rights under insurance policies; or conduct our satellite-related operations and consulting activities.

We also operate satellites through licenses granted by, and are subject to regulations in, countries other than Canada and the United States. For example, the Brazilian national telecommunications agency, ANATEL, regulates the granting of exploitation and landing rights to the operation of Brazilian and foreign satellites and their use to transport telecommunication signals. ANATEL has authorized us, through our subsidiary, Telesat Brasil Capacidade de Satélites Ltda. (“TBCS”), to operate Telstar 14R/Estrela do Sul 2, a Ku-band fixed satellite services (“FSS”) satellite and Telstar 19 VANTAGE, a Ku-band and Ka-band FSS satellite at 63° WL pursuant to Concession Agreements. ANATEL has also accredited us as the legal representative in Brazil for Telstar 12 VANTAGE, Anik F1 and Anik G1. Telstar 18 and Telstar 18 VANTAGE operate at the 138° EL orbital location under agreements with APT, which has been granted the right to use the 138° EL orbital location by The Kingdom of Tonga.

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

The ITU establishes the Radio Regulations, an international treaty which contains the rules concerning frequency allocations and the priority to, coordination of, and use of, radio frequency assignments. The ITU Radio Regulations define the allocation of radio frequencies to specific uses. The ITU Radio Regulations are periodically reviewed and revised at World Radiocommunication Conferences (“WRC”), which take place typically every three to four years. Terrestrial operators are increasingly seeking additional radio frequency assignments, including frequencies currently designated for exclusive or shared use by satellite systems, to support the increasing demand for terrestrial services. The ITU is currently reviewing and may adopt at the WRC in November 2019 new international spectrum allocations for terrestrial mobile and other services. As a result, we cannot guarantee that the ITU will not change its allocation decisions and rules in the future in a way that could limit or preclude our use of some or all of our existing or future orbital locations or spectrum. See “Business Overview — Government Regulation.”

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

Our in-orbit satellites do not currently occupy all of the geostationary orbital (“GSO”) locations for which we have obtained regulatory authorizations. In some cases, the Telesat satellite that occupies a GSO location is not designed to use all of the frequency spectrum for which we have been authorized. Similarly, Telesat has been granted regulatory authorizations for certain spectrum in non-geostationary orbits (“NGSO”) that are not yet occupied at all or in which the full complement of satellites have not yet been deployed.

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

If we are unable to place satellites into currently unused GSO locations or into NGSO orbits in a manner that satisfies the ITU Radio Regulations and national regulatory requirements, or if the ITU or national regulatory requirements were to change, or if we are unable to maintain satellites or make use of all of the spectrum for which we have been authorized at the GSO locations that we currently use, we may lose our rights to use these orbital resources and they would become available for other satellite operators to use. The loss of one or more of our orbital resources could negatively affect our plans and our ability to implement our business strategy.

Replacing a satellite upon the end of its service life will require us to make significant expenditures and may require us to obtain shareholder approval.

To ensure no disruption in our business and to prevent loss of customers, we will be required to commence construction of a replacement satellite approximately five years prior to the expected end of service life of the satellite then in orbit. Typically, it costs in the range of US$250 million to US$300 million to construct, launch and insure a GEO satellite. There is no assurance that we will have sufficient cash, cash flow or be able to obtain third party or shareholder financing to fund such expenditures on favorable terms, if at all, or that we will obtain shareholder approval to procure replacement satellites. Certain of our satellites are nearing their expected end-of-orbital maneuver lives. See “Property, plants and equipment — In-orbit satellites” for more information on the expected end-of-orbital maneuver lives of our satellites. Should we not have sufficient funds available to replace those satellites or should we not receive approval from our shareholders to purchase replacement satellites, it could have a material adverse effect on our results of operations, business prospects and financial condition.

Significant changes in exchange rates could have a material adverse effect on our financial results.

Our main foreign currency exposures as at December 31, 2018 lie in our U.S. dollar denominated debt financing and cash and cash equivalents. In addition, approximately 50% of our revenue, 30% of our operating expenses, 100% of our interest expense on indebtedness and the majority of our capital expenditures were denominated in U.S. dollars for the twelve months ended December 31, 2018.

As a result of a decrease in the value of the Canadian dollar against the U.S. dollar at December 31, 2018 compared to December 31, 2017, we recorded a foreign exchange loss of approximately $259 million. A five percent increase (decrease) in the value of the U.S. dollar against the Canadian dollar would have increased (decreased) our indebtedness and increased (decreased) our net loss as at December 31, 2018 by $193 million. A five percent increase (decrease) in the value of the U.S. dollar against the Canadian dollar would have increased (decreased) our cash and cash equivalents by $29 million, decreased (increased) our net loss by $25 million and increased (decreased) our other comprehensive income by $4 million as at December 31, 2018. In addition, for the twelve months ended December 31, 2018, a five percent increase (decrease) in the value of the U.S. dollar against the Canadian dollar would have increased (decreased) revenue by $23 million, operating expenses by $3 million and interest expense by $11 million. These analyses assume that all other variables remain constant.

A portion of our revenues come from contracts which are denominated in Brazilian Reais. Any decrease in the value of the Brazilian Reais against the Canadian dollar would reduce our revenues.

Significant changes in exchange rates could materially increase our interest and other payment obligations under our financing arrangements.

As at December 31, 2018, the Canadian dollar equivalent of our debt, excluding deferred financing costs, interest rate floor, prepayment option and net gain on repricing/repayment, was $3,854 million.

As at December 31, 2018, if the value of the Canadian dollar against the U.S. dollar increased (decreased) by $0.01, our indebtedness would have decreased (increased) by $28 million.

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

For the twelve months ended December 31, 2018, approximately 50% of our revenues were received in currencies other than the U.S. currency, the majority of which were in Canadian currency. The revenues that we receive in U.S. currency may mitigate a portion of our exchange rate risk, but do not fully protect us from that risk.

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

Governments, in particular the U.S. government, purchase a substantial amount of satellite services from commercial satellite operators, including Telesat. Many governments provide funding for satellite services that are used to provide broadband connectivity to rural and remote communities and those with limited terrestrial infrastructure. To the extent these governments reduce spending on satellite services, as a result of the need to reduce overall spending during periods of fiscal restraint, to reduce budget deficits or otherwise, demand for our services could decrease which could adversely affect our revenue, the prices we are able to charge for our services and our results.

We may experience a failure of ground operations infrastructure or interference with our satellite signals that impairs the commercial performance of, or the services delivered over, our satellites or the satellites of other operators for whom we provide ground services, which could result in a material loss of revenues.

We operate an extensive ground infrastructure including our satellite control centre in Ottawa, our main earth station and back up satellite control facility at Allan Park, nine earth stations throughout Canada, one teleport located in the United States and one in Brazil. These ground facilities are used for controlling our satellites and/or for the provision of end-to-end services to our customers.

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

Any delays in the design, construction or launch of our satellites could have a material adverse effect on our business, financial condition and results of operations. There is a limited number of manufacturers that are able to design and build satellites according to the technical specifications and standards of quality we require, including Airbus Defence and Space, Thales Alenia Space, Boeing, Lockheed Martin, MELCO, Orbital and SS/L. We also rely on the manufacturers of our satellites to provide support throughout the life of the satellite in the event it should suffer an anomaly. If any of our manufacturer’s business fail it could adversely impact our ability to overcome a satellite anomaly and maintain our satellites in service, in whole or in part. There is also a limited number of suppliers able to launch such satellites, including International Launch Services, Arianespace, Mitsubishi Heavy Industries, SpaceX and Lockheed Martin. Should any of our manufacturers’ or launch suppliers’ businesses fail, it would reduce competition and could increase the cost of satellites and launch services. Adverse events with respect to any of our manufacturers or launch suppliers could also result in the delay of the design, construction or launch of our satellites. For example, many of our past launches were provided by International Launch Services, an entity owned by the Russian government. In response to the ongoing situation involving the Russian Federation in the Ukraine, various governments have implemented economic and other sanctions against Russia and its interests. U.S. law requires satellite manufacturers to obtain a license from the U.S. government for the exportation of certain prescribed U.S. technologies, if the exportation of the technology is to a Russian counterparty. Virtually all satellites manufactured outside of China contain prescribed U.S. technology. Should the U.S. implement sanctions which would have the effect of blocking the export of satellites containing prescribed U.S. technologies to Russian-controlled launch providers, it would lead to a reduction in launch alternatives and, as a result, could lead to increased launch costs or delays in the future, which could have an adverse impact on our business. In addition, in December 2017, the U.S. government adopted new legislation that prohibits the U.S. Secretary of Defense from procuring satellite services using satellites that were launched on a Russian launch vehicle.

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

The assets listed on our consolidated balance sheet as at December 31, 2018 include goodwill with a carrying value of approximately $2,447 million and other intangible assets with a carrying value of approximately $811 million. Goodwill and other intangible assets are qualitatively assessed for indicators of impairment. If the qualitative assessment concludes an indication of impairment, a quantitative impairment test of goodwill and other intangible assets (such as orbital locations) with indefinite useful lives is undertaken. We measure for the quantitative impairment test using a projected discounted cash flow method and confirm the assessment using other valuation methods. If the asset’s carrying value is more than its recoverable amount, the difference is recorded as a reduction in the amount of the asset on the balance sheet and an impairment charge in the statement of (loss) income. Quantitative testing for impairment requires significant judgment by management to determine the assumptions used in the impairment analysis. Any changes in the assumptions used could have a material impact on the impairment analysis and result in an impairment charge. We cannot predict whether an event that triggers impairment will occur, when it will occur or how it will affect the reported asset values. If our goodwill or other intangible assets are deemed to be impaired in whole or in part, we could be required to reduce or write-off such assets, which could have a material adverse effect on our financial condition.

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

Our operations internationally are subject to risks that are inherent in conducting business globally. We are subject to compliance with the United States Foreign Corrupt Practices Act (“FCPA”) and other similar anti-corruption laws, which generally prohibit companies and their intermediaries from making improper payments to foreign government officials for the purpose of obtaining or retaining business. While our employees and contractors are required to comply with these laws, we cannot be sure that our internal policies and procedures will always protect us from violations of these laws, despite our commitment to legal compliance and corporate ethics. Violations of these laws may result in severe criminal and civil sanctions as well as other penalties, and the Securities and Exchange Commission and U.S. Department of Justice have increased their enforcement activities with respect to the FCPA. The occurrence or allegation of these types of risks may adversely affect our business, performance, financial condition, and results of operations.

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

We have a significant amount of debt. As at December 31, 2018, we had total debt of US$2,826 million and up to US$200 million of unused available revolving capacity under the Senior Secured Credit Facilities.

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

Our Senior Notes, and each guarantee of the Senior Notes, are unsecured and therefore are effectively subordinated to any secured debt that the Co-Issuers or the guarantors may incur to the extent of the value of the assets securing such debt. In the event of a bankruptcy, insolvency or similar proceeding involving a Co-Issuer (as and to the extent applicable to Telesat Canada) or guarantor, the assets which serve as collateral for any secured debt will be available to satisfy the obligations under the secured debt before any payments are made on the Senior Notes. As a result, the holders of our Senior Notes may receive less, ratably, than the holders of secured debt in the event of the Co-Issuers’ or the guarantors’ bankruptcy, insolvency, liquidation, reorganization, dissolution or other winding up and the Notes may not be repaid. As at December 31, 2018, we had outstanding secured indebtedness of US$2,326 million and US$200 million of unused available revolving capacity under the Senior Secured Credit Facilities (not giving effect to US$0.2 million of outstanding letters of credit). Our Senior Notes are effectively subordinated to any borrowings under our current or future senior credit facilities and our other secured debt to the extent of the value of the assets securing such debt. See also “We may not be able to generate sufficient cash to service all of our indebtedness.”

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

Our ability to make payments on, or repay or refinance our debt, including our Senior Notes, and to fund planned capital expenditures will depend largely upon our future operating performance. Our future performance, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. In addition, our ability to borrow funds in the future to make payments on our debt will depend on the satisfaction of the covenants in the Senior Secured Credit Facilities and in the indenture governing our Senior Notes and other agreements we may enter into in the future. In addition, if any borrowings are outstanding under the revolving credit facility, we will be required to comply with a first lien net leverage ratio of 5.75:1.00, tested quarterly, and failure to comply will result in an event of default under the revolving credit facility. The indenture governing our Senior Notes and the Credit Agreement contain limitations on our ability to incur additional debt. We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under the Senior Secured Credit Facilities or from other sources in an amount sufficient to enable us to pay our debt, including our Senior Notes, or to fund our other liquidity needs. As of December 31, 2018, we had US$200 million of unused available revolving capacity under our Senior Secured Credit Facilities (not giving effect to US$0.2 million of outstanding letters of credit). In addition, our ability to raise additional capital to refinance our debt or to fund our operations is dependent on capital market conditions.

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

In reaching the foregoing conclusions we have relied upon our analyses of internal cash flow projections and estimated values of the assets and liabilities of the guarantors. In addition, we have relied on a limitation to be contained in the guarantors’ guarantees that limits each guarantee as necessary to prevent it from constituting a fraudulent conveyance under applicable law. However, a court passing judgment on these questions might not reach the same conclusions. See also “Because of the Telesat Canada Reorganization and Divestiture Act, a Canadian act uniquely applicable to Telesat Canada (but not the guarantors, our other subsidiaries or Telesat LLC), Telesat Canada may not have access to the usual protections from creditors and other rights available to insolvent persons, and creditors, including holders of our Senior Notes, may not have recourse to the usual rights, remedies and protections under applicable bankruptcy and insolvency laws generally available to creditors of insolvent persons.”

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

As at December 31, 2018, Loral owned approximately 63% of the economic interest of Telesat Canada, and PSP Investments owned approximately 36%. We are controlled by our board of directors which is comprised of ten members, three nominated by Loral, three nominated by PSP Investments and four independent directors selected by a nominating committee comprised of one PSP Investments nominee, one Loral nominee and one of the independent directors then in office. Loral and PSP Investments together can effectively control any vote. Additionally, Loral has veto rights with respect to certain decisions that require shareholder approval. Circumstances may occur in which the interests of our shareholders could be in conflict with the interests of the holders of the Senior Notes. For example, our shareholders, subject to the limitations in the indenture governing our Senior Notes and the credit agreement governing our Senior Secured Credit Facilities, could approve the payment of dividends or other distributions to our shareholders, reducing the cash we have available to pay our debts, including the Notes. In addition, our shareholders may have an interest in pursuing acquisitions, divestitures, additional financing or monetization activities or other transactions that, in their judgment, could enhance their equity investment even though such transactions might involve risks to the holders of our Senior Notes if the transactions resulted in our acquiring more debt or significantly changed the nature of our business operations or strategy. In addition, if we encounter financial difficulties, or we are unable to pay our debts as they mature, the interests of our shareholders might conflict with those of the holders of our Senior Notes. In that situation, for example, the holders of our Senior Notes might want us to raise additional equity from existing shareholders or other investors to reduce our leverage and pay our debts, while existing shareholders might not want to increase their investment in us or have their ownership diluted and may instead choose to take other actions, such as selling our assets.

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

Various funds affiliated with MHR hold, as at December 31, 2018, approximately 39.9% of Loral’s outstanding voting common stock and 58.4% of Loral’s total outstanding voting and non-voting common stock. Mark H. Rachesky, M.D., chairman of our board of directors and non-executive chairman of the board of directors of Loral, is the co-founder and president of MHR.

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

As at December 31, 2018, Loral indirectly held shares in Telesat Canada effectively representing approximately 62.7% of the economic interests and 32.6% of the voting power of Telesat Canada and PSP Investments indirectly held shares effectively representing approximately 36.2% of the economic interests, 67.4% of the voting power, other than in respect of the election of directors, and together with two other Canadian shareholders, 67.4% of the voting power for the election of directors, of Telesat Canada. As at December 31, 2018, certain current and former Telesat employees held shares representing 1.1% of the economic interests of Telesat Canada.

Additional Information on the Company

Our filings with the Securities and Exchange Commission are available at http://www.sec.gov. We also maintain a website at https://www.telesat.com, which provides additional information about the Company. The information contained in, or that can be accessed through, our website is not a part of this Annual Report on Form 20-F.

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

Through our deep commitment to customer service and focus on innovation and engineering excellence, we have developed strong relationships with a diverse range of high-quality customers, including many of the world’s preeminent video and data service providers. Our current customers include North American DTH providers Bell TV, Shaw Direct and EchoStar/DISH Network, and leading international telecommunications service providers SpeedCast, Telefonica, Vodafone, BT, Panasonic Avionics, Global Eagle and Omni Access.

Our North American Broadcast and Enterprise Services customer service contracts are typically multi-year in duration and, in the past, we have successfully contracted all or a significant portion of a satellite’s capacity prior to commencing construction. As a result, we had approximately $3.7 billion in contracted revenue backlog as at December 31, 2018. See “Sales and marketing — Revenue backlog” for additional information.

Our state-of-the art satellite fleet is comprised of 17 geostationary satellites offering global coverage with a concentration over the Americas. See “Property, plants and equipment — In-orbit satellites” for details. Our Nimiq 1 and Nimiq 2 satellites are primarily used to provide short-term services to other operators who use the satellites at their designated orbital locations to preserve their spectrum rights. Our Telstar 18 VANTAGE satellite is now operational, having replaced Telstar 18 and is providing expanded services from the 138° EL orbital location. Our Telstar 19 VANTAGE satellite is now operational and is colocated with Telstar 14R/Estrela do Sul 2 expanding upon the services we are able to provide from our 63° WL orbital location. In addition, in January 2018 we launched a Ka-band satellite into low earth orbit (“LEO”) as part of our plans to deploy an advanced, global LEO constellation. This satellite is being used to perform testing and live demonstrations of certain features of our LEO system design with existing Telesat customers and potential suppliers of Telesat LEO system hardware. These satellite leaders will be able to experience key advantages of the Telesat’s LEO system — including ultra-low latency and high speeds — and assess the role Telesat’s constellation can play in their next-generation broadband networks. We also manage the operation of additional satellites for third parties.

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

Terrestrial alternatives, such as fiber optic cable, are superior to satellite in some circumstances and can be used in conjunction with satellite to provide a hybrid network that makes use of the inherent advantages of both technologies. Generally, in areas well-served by terrestrial networks or for point-to-point communications, terrestrial alternatives may have a cost advantage, while more dispersed, point-to-multipoint communications may be better served by satellite. See “Competition” for additional information about terrestrial based-services.

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

Key factors expected to drive satellite services growth in the coming decade are as follows:

●	Consumer broadband — As demand for high speed internet services continues to grow, many regions in the developed and underdeveloped world continue to lack terrestrial communications infrastructure that can deliver required speeds and reliability.

●	Backhaul — Satellites allow telecom operators to expand the reach of their fixed and mobile networks to locations not served, or under served, by terrestrial networks by connecting these off-network locations to their main networks. Growing demand for fixed and mobile data is anticipated to drive growth for satellite backhaul services.

●	Corporate networks — As economic growth accelerates in parts of the world with poor terrestrial infrastructure, corporate enterprises expanding their activities in these regions drive demand for increased satellite capacity.

●	Maritime and Aeronautical services — As broadband connectivity becomes more central to businesses and individuals, the need to stay connected has spread to locations that cannot readily access terrestrial networks. Commercial maritime vessels including cruise ships, cargo carriers, container vessels and oil tankers are making greater use of satellite services to provide reliable broadband to passengers, improve operations and support crew morale. In aeronautical markets, satellite broadband for passenger and crew communications is also growing and has become a significant driver of demand as airlines around the world continue to implement in-flight Wi-Fi in passenger cabins along with secure broadband for the cockpit.

●	Video services — In developing markets, such as Latin America, Sub-Saharan Africa and parts of Asia, satellite operators are experiencing increased demand for satellite capacity for both video distribution and contribution. Although highly developed markets of North America and Western Europe have recently experienced a small decline in satellite capacity demand for video services, the global demand outlook is more favorable and is being driven by a growing number of HDTV channels, which require two-to-three times more bandwidth than standard definition channels. New forms of content and enhanced services such as Ultra HD are also expected to drive demand for capacity.

●	Government digital inclusion — Digital inclusion projects — government supported initiatives to bring broadband services to rural and remote communities and those with limited terrestrial infrastructure — are important and growing in both developed and developing nations.

●	Resource sector — Satellite services demand in the resource sector has largely been driven by oil and gas exploration, and the level of such exploration has largely been driven by global economic growth. Increased oil supply and reduced economic growth in many countries have led to decreased prices and a slowdown in exploration and production in much of the world. As a result, a number of energy projects have been scaled back or put on hold, which has adversely affected demand for satellite capacity used by the networks that support these projects. To the extent that levels of exploration and extraction were to increase, we expect it may drive demand for our satellite services. In addition, the current and increasing focus on safety concerns in the resource sector is leading to the implementation of diverse, redundant communications for monitoring and control of resource infrastructure (for example, pipelines), including video, which may drive demand for increased satellite services.

●	Military satellite communications (“Milsatcom”) — The U.S. Government is the single largest user of commercial satcom and most of this use relates to U.S. Department of Defense (DoD) operations. Global defense spending has been growing for five consecutive years and analysts report that 2018 saw the highest spending levels since the end of the Cold War. This is expected to drive increased global requirements for commercial Milsatcom. Commercial satellites support secure communications, surveillance, reconnaissance, mobile communications, including support for Unmanned Aerial Vehicles (UAVs), logistics, troop welfare and a host of other services.

●	Internet of things — A vast number of physical objects — factories, appliances, machinery, electric grids and other infrastructure — now have the capability to monitor their environment, report status, receive instructions, and take action based on information they receive. This is all part of the Internet of Things (“IoT”) that already has billions of devices in use worldwide and which is forecasted to grow at a 17 percent average yearly rate to 2025. Reliable communications are essential for IoT to work and, while most IoT connections will likely be by terrestrial wireless, the growth in the number of connected devices is expected to drive increased demand for satellite services.

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

A number of global NGSO satellite systems, including our own, have been announced and are now in development. As these new systems are deployed they may significantly increase the supply of services that will compete with traditional satellite services.

Competitive strengths

Our business is characterized by the following key competitive strengths:

Leading Global Satellite Operator

We are a leading global satellite operator and the largest satellite operator in Canada, with a strong and stable business. We have a leading position as a provider of satellite services in the North American video distribution market. We provide services to both of the major DTH providers in Canada, Bell TV and Shaw Direct, which together have approximately 2.0 million subscribers, as well as to EchoStar (DISH Network) in the United States, which has approximately 10.3 million subscribers. Our international satellites are well positioned to serve a number of growing markets and serve a range of important customers in those markets.

Blue Chip Customer Base

We offer our broad suite of satellite services to more than 400 customers worldwide, which include some of the world’s leading DTH service providers, ISPs, network service integrators, telecommunications carriers, corporations and government agencies. Over almost 50 years of operation, we have established long-term, collaborative relationships with our customers and have developed a reputation for creating innovative solutions and providing services essential for our customers to reach their end users. Our customers represent some of the strongest and most financially stable companies in their respective industries. A number of these customers have historically committed to long-term contracts for our services, which enhances the predictability of our future revenues and cash flows and supports our future growth. Our customers include:

•	Broadcast:	North American DTH providers Bell TV, Shaw Direct, EchoStar (DISH Network), and leading telecommunications and media firms such as AMC Networks International, Bell Media and NBC Universal.
•	Enterprise:	Bell Canada, BT, Claro S.A., ViaSat, SpeedCast, Global Eagle, Leidos Innovations, SSI Micro, Northwestel, Panasonic, Suncor and Xplornet Communications.
•	Consulting:	Airbus, Lockheed Martin, MDA Geospatial Services, Mitsubishi Electric and ViaSat.

Large Contracted Backlog and Young Satellite Fleet Underpin Anticipated Growth and High Revenue Visibility

Historically, we have been able to generate strong cash flows from our operating activities due to the high operating margins in the satellite industry and our disciplined control of expenses. The stability of our cash flows is underpinned by our large revenue backlog. As at December 31, 2018, we had contracted backlog for future services of approximately $3.7 billion, which represents a multiple of approximately 4.1 times revenue for the twelve months ended December 31, 2018. Of the approximately $3.7 billion backlog, we anticipate that approximately 20% will be recognized as revenue in 2019 and the balance to be recognized in 2020 and thereafter. Historically, we have been able to generate significant backlog by entering into long-term contracts with our customers, in some cases for all or substantially all of a satellite’s orbital maneuver life. In addition to this backlog, we have historically experienced a high proportion of contract renewals. Together these two factors have produced ongoing, stable cash flows.

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

We also have rights to use Ka-band and V-band to operate a global LEO satellite constellation. LEO satellite systems have the potential to offer a number of advantages over GEO satellites to meet growing requirements for broadband services by providing increased data speeds and capacity, global coverage, and latency on par with or potentially better than terrestrial services. Our first LEO satellite was launched in January 2018 and being used to support live demonstrations of certain features of our LEO system design with existing Telesat customers and potential suppliers of Telesat LEO system hardware. These satellite leaders will be able to experience key advantages of the Telesat’s LEO system — including ultra-low latency and high speeds – and assess the role Telesat’s constellation can play in their next-generation broadband networks.

Global Operations Provide Revenue Diversification and Economies of Scale

The combination of our North American broadcast and enterprise services businesses and our international business offers diversity in terms of both the customers and regions served as well as the services provided.

Moreover, as the operator of a fleet of 17 satellites plus multiple other satellites for third parties, we have attained meaningful scale to allow us to leverage our relatively fixed cost base to achieve substantial operating margins.

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

Continue to Grow Our Core Business

We believe our satellite fleet offers a strong combination of existing backlog and available capacity that provides a solid foundation upon which we will seek to grow our revenues and cash flows. To achieve this growth, we will seek to capture the anticipated increased demand for satellite services and capacity, particularly in the enterprise services market, from requirements such as maritime and aeronautical, government services, and supporting carrier and enterprise networks.

Follow a Disciplined Satellite Expansion Strategy

We will continue to focus on capturing the anticipated increase in worldwide demand for satellite services through a disciplined satellite expansion program that should drive incremental contracted backlog and cash flows, and further leverage the Company’s fixed cost structure. In 2018 Telesat launched two new geostationary satellites:

Telstar 18 VANTAGE, a powerful, state-of-the-art, multi-mission satellite was successfully launched in September 2018 to replace Telstar 18 at 138° EL. This new satellite replaces and expands on Telesat’s Telstar 18 satellite through extensive C-band capacity over Asia, Ku-band HTS spot beams over Indonesia and Malaysia, and its five additional regional Ku-band beams. Telstar 18 VANTAGE’s innovative Ku-band payloads of HTS spot beams and focused regional beams provide customers operating in, Mongolia, Indochina, Indonesia, Australia & New Zealand and the Pacific Ocean with greater choice and flexibility in deploying high performing broadband networks. Our longstanding partner at the 138° EL location, APT, will use 57.5% of the satellite’s capacity in exchange for providing 57.5% of the capital for the satellite program.

Telstar 19 VANTAGE, a powerful, multi-mission, high throughput satellite was successfully launched in July 2018, bringing additional capacity to the 63° WL orbital location where we operate our Telstar 14R/Estrela do Sul 2 satellite. The satellite offers a high degree of flexibility with coverage of Brazil, the Andean Region, the Caribbean, the North Atlantic Ocean and Northern Canada. Hughes Network Systems LLC (“HNS”) has entered into a long-term contract for Telstar 19 VANTAGE Ka-band capacity to expand its broadband satellite services for consumers and businesses in South America. Telesat also has long term contracts for the entire Ka-band capacity of Telstar 19 VANTAGE over Northern Canada, including providing Bell Canada subsidiary Northwestel with the HTS spot beam capacity required to enhance broadband connectivity for all 25 communities in Nunavut, Canada’s northernmost territory.

Further Develop Our Planned LEO Constellation

We will continue to advance our LEO constellation plans. In January 2018, we successfully launched our first LEO satellite, an important milestone in our development of a state-of-the-art, high capacity LEO constellation that will deliver transformative, fiber-like broadband to commercial and government users worldwide. This Phase 1 LEO satellite is now demonstrating certain features of our LEO system design, in particular the capability of the satellite and customer terminals to deliver a low-latency broadband experience. We have installed ground infrastructure at our teleport in Allan Park in Canada to support testing with existing customers and potential suppliers of Telesat LEO system hardware who have been participating in trials since the second half of 2018. In July and August 2018, we entered into agreements with two leading satellite manufacturing teams, Airbus Defence and Space and a consortium of Thales Alenia Space and Maxar Technologies, to further develop system designs for Telesat’s LEO constellation. The two teams will complete their preliminary designs, address key hardware and software development items, and perform a series of technical reviews. Later in 2019, we expect to receive firm proposals for manufacture and launch support of Telesat’s LEO satellites and deployment of the ground system infrastructure.

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

For the twelve months ended December 31, 2018, we derived revenues from the following services:

Twelve Months ended December 31, 2018
Broadcast	50%
Enterprise	48%
Consulting and other	2%

Broadcast:   Our broadcast services business provided approximately 50% of our revenues for the twelve months ended December 31, 2018. These services include:

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

Enterprise:   Our enterprise services provided approximately 48% of our revenues for the twelve months ended December 31, 2018. These services include:

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

Broadband services:   We provide Ka-band satellite capacity in Canada primarily to Bell Canada subsidiary Northwestel, which uses it to enhance broadband connectivity for all 25 communities in Nunavut, Canada’s northernmost territory and to Xplornet, which uses it to provide two-way broadband internet services and in the United States, to ViaSat, which uses it to provide similar services. We also provide Ka-band and Ku-band satellite capacity to HNS, which uses it to provide two-way broadband internet services in South America.

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

Consulting and other: Our consulting and other category provided approximately 2% of our revenues for the twelve months ended December 31, 2018. Our consulting operations allow us to realize operating efficiencies by leveraging our existing employees and the facility base dedicated to our core satellite communication business. With almost fifty years of engineering and technical experience, we are a leading consultant in establishing, operating and upgrading satellite systems worldwide.

We also benefit from revenue diversity in terms of the geographic location of our customers. For the twelve months ended December 31, 2018, we derived revenues, based on the billing address of the customer, in the following geographic regions:

Twelve Months ended December 31, 2018
(in CAD$ in millions)
North America	$737
Latin America and Caribbean	$75
Europe, Middle East and Africa	$61
Asia and Australia	$30

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

Revenue Backlog

Contracted revenue backlog represents our expected future revenue from existing service contracts (without discounting for present value), including any deferred revenue that we will recognize in the future in respect of cash already received. The significant majority of our contracted revenue backlog is generated from service or other agreements for satellite capacity. We do not include revenue beyond the stated expiration date of a contract regardless of the potential for a renewal. As at December 31, 2018, our contracted backlog was approximately $3.7 billion. This amount includes approximately $503 million of customer prepayments that Telesat has already received.

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

Patents and Proprietary Rights

As of December 31, 2018, we owned eighteen issued patents, five of which are in the United States. These patents expire between 2019 and 2032. We also have several pending domestic and international patent applications.

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

The Canadian Government opened Canadian satellite markets to foreign satellite operators as part of its 1998 World Trade Organization commitments to liberalize trade in basic telecommunications services. As of January 2019, approximately 90 non-Canadian licensed geo-stationary satellites and non-geostationary satellite constellations are listed as having been approved for use in Canada. Four of these geo-stationary satellites are Telesat satellites licensed by other administrations and one is a satellite on which we own the Canadian-coverage capacity.

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

New Technologies

Over the past few years, in addition to Telesat’s LEO constellation, a number of other global NGSO satellite systems have been announced and are now in various stages of development. These include proposed systems from OneWeb, SpaceX, SES/O3b and LeoSat, among others. In addition, a number of other non-terrestrial systems using drones or balloons have also been announced. As these new systems are deployed, they may significantly increase the supply of services that will compete with Telesat’s LEO constellation as well as traditional satellite services.

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

The Canadian Government opened Canadian satellite markets to foreign satellite operators as part of its 1998 World Trade Organization (“WTO”) commitments to liberalize trade in basic telecommunications services, with the exception of DTH television services provided through FSS or DBS facilities. Satellite digital audio radio service markets were also closed to foreign entry until 2005. In September 2005, the Canadian Government revised its satellite-use policy to permit the use of foreign-licensed satellites for digital audio radio services in Canada. Further liberalization of the policy may occur and could result in increased competition in Canadian satellite markets. See “Competition” for more information about our competitors in the Canadian satellite market.

Contribution Collection Mechanism

Since November 2000, pursuant to the CRTC’s Decision CRTC 2000-745, virtually all telecommunications service providers are required to pay contribution charges based on their Canadian telecommunications service revenues, minus certain deductions (e.g., terminal equipment sales and inter-carrier payments). The contribution rate varies from year to year. It was initially set at 4.5% of eligible revenues but was significantly reduced in subsequent years. The rate for 2018 was 0.54%. An interim rate of 0.60% has been established by the CRTC for 2019.

United States Regulatory Environment

The FCC regulates the provision of satellite services to, from, or within the United States.

We have chosen to operate our U.S.-licensed satellites, Telstar 11N, Telstar 12 and Telstar 12 VANTAGE, on a non-common carrier basis. Consequently, they are not subject to rate regulation or other common carrier regulations enacted under the Communications Act of 1934. We pay FCC filing fees in connection with our space station and earth station applications and annual fees to defray the FCC’s regulatory expenses. Annual and quarterly status reports must be filed with the Universal Service Administrative Company covering interstate/international telecommunications revenues. Based on these reports, USAC assesses us for contributions to the FCC’s Universal Service Fund (“USF”). Payments to the USF are made on a quarterly and annual basis. The USF contribution rate is adjusted quarterly and is proposed to be set at 20% for the first quarter of 2019. At the present time, the FCC does not assess USF contributions with respect to bare transponder capacity (i.e., agreements for space segment only). Telesat’s United States telecom revenues that are subject to USF contribution requirements are currently small, and our USF payments are not material.

We also own and operate the portion of the ViaSat-1 satellite (115° WL) payload that is capable of providing service within Canada. The ViaSat-1 satellite is licensed by the U.S.

The FCC currently grants geostationary-like satellite authorizations on a first-come, first-served basis to applicants who demonstrate that they are legally and technically qualified and that the public interest will be served by the grant. In contrast, applications for non-geostationary-like satellite authorizations are dealt with through processing rounds, initiated by public notice or the submission of a lead application. Under licensing and market access rules, a bond must be posted, starting at US$1 million when a geostationary satellite or non-geostationary satellite constellation authorization is granted and escalating to up to US$3 million in the case of a geostationary satellite and US$5 million in the case of a non-geostationary satellite constellation. The entire amount of the bond may be forfeited if there is failure to meet the FCC’s milestone for the launch and commencement of operations of the geostationary satellite or the milestones for the deployment and operation of 50% of the satellites in a non-geostationary satellite constellation. According to current licensing rules and policies, the FCC will issue new satellite licenses for an initial 15 year term and will provide a licensee with an “expectancy” that a subsequent license will be granted for the replacement of an authorized satellite using the same frequencies. At the end of the 15 year term, a satellite that has not been replaced, or that has been relocated to another orbital location following its replacement, may be allowed to continue operations for a limited period of time subject to certain restrictions. As in other jurisdictions, the FCC is considering and may adopt new spectrum allocations for terrestrial mobile broadband and 5G, including in bands that are currently allocated to satellite services. New spectrum allocations may require satellite operators to vacate or share spectrum and may limit the spectrum that is available for satellite services.

To facilitate the provision of FSS in C-, Ku-, Ka- and V-band frequencies in the United States market, foreign licensed operators can apply to have their satellites either placed on the FCC’s Permitted Space Station List (for certain frequencies) or be granted a declaratory ruling (for other frequencies). The bond and milestone requirements for US-licensed satellites apply equally to authorized foreign-licensed satellites. Our Anik F1, Anik F1R, Anik F2, Anik F3, Telstar 14R/Estrela do Sul 2, Telstar 19 VANTAGE satellites and our Ka- and V-band LEO constellations are currently authorized to serve the U.S. market in accordance with these procedures.

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

The approval of the FCC for the Telesat Canada acquisition and the Skynet Transaction was conditioned upon Telesat’s compliance with commitments made to the Department of Justice, the Federal Bureau of Investigation and the Department of Homeland Security relating to the availability of certain records and communications in the United States in response to lawful United States law enforcement requests for such access.

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

ANATEL has authorized us, through our subsidiary, Telesat Brasil Capacidade de Satélites Ltda. (“TBCS”), to operate a Ku-band FSS satellite at the 63° WL orbital location. In December 2008, TBCS entered into a new 15 year Concession Agreement with ANATEL which obligates TBCS to operate the satellite in accordance with Brazilian telecommunications law and contains provisions to enable ANATEL to levy fines for failure to perform according to the Concession Agreement terms. In May 2015, TBCS was the successful bidder in an ANATEL auction for Ka-Band and Planned Ku-band frequency rights at the 63° WL orbital location and the associated 15 year Concession Agreements were signed on March 2, 2016. Our Estrela do Sul 2 and Telstar 19 VANTAGE satellites are located at 63° WL and make use of these frequency rights.

In addition, ANATEL has accredited TBCS as legal representative in Brazil of three non-Brazillian satellites: Telstar 12 VANTAGE, Anik F1, and Anik G1.

Tonga Regulatory Environment

We own Telstar 18 and its replacement Telstar 18 VANTAGE, which currently operate at the 138° EL orbital location under an agreement with APT. APT has been granted the right to use the C- and Ku-band frequencies at the 138° EL orbital location by The Kingdom of Tonga. APT is the direct interface with the Tonga regulatory bodies. Because we have gained access to this orbital location through APT, there is greater uncertainty with respect to our ability to maintain access to this orbital location and the frequencies. Telstar 18 VANTAGE also includes Ka-band frequencies that operate under rights provided to Telesat by the United Kingdom.

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

Regulatory Environment for NGSO satellites

Some of the international and domestic regulations governing NGSO satellites are undergoing revision or have yet to be established.  Both Canada and the U.S. have recently adopted new deployment milestones for NGSO systems and the ITU is expected to adopt new deployment milestones for the maintenance of international NGSO filings at the World Radio Conference in November 2019. New international milestones could limit Telesat’s ability to maintain international priority rights for its LEO constellation.  In addition, while the international rules governing coordination between NGSO satellite systems are established and rely on international filing date priority, the U.S. has adopted a different approach to NGSO-NGSO coordination that requires band splitting if NGSO operators are unable to reach a coordination agreement.  As a result, the amount of spectrum that may be available to Telesat’s LEO constellation in the U.S. is uncertain.  It is possible that other jurisdictions may adopt the U.S. approach to coordination between NSGO systems. Some of the spectrum utilized by Telesat’s LEO constellation is also allocated to terrestrial fixed and mobile services and GSO satellite services.  While jurisdictions such as the U.S. have established rules for sharing the spectrum, many jurisdictions have yet to address this issue.  Telesat’s ability to use shared spectrum for its LEO constellation may be impacted by new rules or the absence of rules for spectrum sharing.

Capital Expenditures

For a description of our principal capital expenditures during the past three fiscal years, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

Property

We own or lease, as described, the satellites and other property identified under “Property, plants and equipment — In-Orbit Satellites”, “Property, plants and equipment — Rights to Other Satellites” and “Property, plants and equipment — Satellite Operations and Related Facilities — Satellite Control Centre and Earth Station Facilities.”

C. Organizational structure.

Our corporate structure, as of December 31, 2018, is as follows:

(1)	PSP Investments holds 29.4% of the shares eligible to vote for directors; the remaining 38.0% of shares eligible to vote for directors is held by two independent individuals.
(2)

Telesat LLC, a Delaware limited liability company, is a wholly-owned subsidiary of Telesat Canada and exists primarily for the purpose of serving as a co-issuer of Telesat Canada’s Senior Notes due November 17, 2024 and co-borrower under our Senior Secured Credit Facilities.

D. Property, plants and equipment.

In-orbit satellites

Our state-of-the art satellite fleet is comprised of 17 geostationary satellites offering global coverage with a concentration over the Americas. Our Nimiq 1 and Nimiq 2 satellites are primarily used to provide short-term services to other operators who use the satellites at their designated orbital locations to preserve their spectrum rights.

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

The table below summarizes selected data relating to our owned in-orbit satellite capacity as of December 31, 2018:

	Orbital Location Regions Covered	Launch Date	Manufacturer’s End-of-Service Life	End-of-Orbital Maneuver Life(1)	Model
Anik F1	107.3° WL South America	November 2000	2016	2022	BSS702 (Boeing)
Anik F1R	107.3° WL North America	September 2005	2020	2022	E3000 (EADS Astrium)
Anik F2	111.1° WL Canada, Continental United States	July 2004	2019	2027	BSS702 (Boeing)
Anik F3	118.7° WL Canada, Continental United States	April 2007	2022	2026	E3000 (EADS Astrium)
Anik G1	107.3° WL Canada South America	April 2013	2028	2039	SS/L 1300
Nimiq 1	Not Applicable(2)	May 1999	2011	2021(4)	A2100 AX (Lockheed Martin)
Nimiq 2	Not Applicable(2)	December 2002	2015	2024(5)	A2100 AX (Lockheed Martin)
Nimiq 4	82° WL Canada	September 2008	2023	2027	E3000 (EADS Astrium)
Nimiq 5	72.7° WL Canada, Continental United States	September 2009	2024	2035	SS/L 1300
Nimiq 6	91.1° WL Canada	May 2012	2027	2048	SS/L 1300
Telstar 11N	37.55° WL North and Central America, Europe, Africa and the maritime Atlantic Ocean region	February 2009	2024	2026	SS/L 1300
Telstar 12	109.2° WL Southern United States, South and Central America	October 1999	2012	2027(5)	SS/L 1300
Telstar 12 VANTAGE	15° WL Eastern United States, SE Canada, Europe, Russia, Middle East, South Africa, portions of South and Central America	November 2015	2030	2032	E3000 (Airbus)
Telstar 14R/Estrela do Sul 2	63° WL Brazil and portions of Latin America, North America, Atlantic Ocean	May 2011	2026	2024	SS/L 1300
Telstar 18(3)	138° EL India, South East Asia, China, Australia and Hawaii	June 2004	2017	2022(5)	SS/L 1300
Telstar 18 VANTAGE(6)	138° EL India, South East Asia, Indonesia/Malaysia, China, Australia/New Zealand, North Pacific and Hawaii	September 2018	2033	2040	SS/L 1300
Telstar 19 VANTAGE	63° WL Brazil and portions of Latin America, North America, Atlantic Ocean, Caribbean	July 2018	2033	2036	SS/L 1300
LEO 1	NGSO polar	January 2018	2021	2021	SSTL

(1)	Our current estimate of when each satellite will be decommissioned, taking account of anomalies and malfunctions the satellites have experienced to date and other factors such as remaining fuel levels, consumption rates and other available engineering data. These estimates are subject to change and it is possible that the actual orbital maneuver life of any of these satellites will be shorter than we currently anticipate. Further, it is anticipated that the payload capacity of each satellite may be reduced prior to the estimated end of orbital maneuver life. For example, we currently anticipate that we will need to commence the turndown of transponders on Anik F1 prior to the End-of-Orbital Maneuver Life, as a result of further degradation in available power. See “Risk factors — Risks related to our business — The actual orbital maneuver lives of our satellites may be shorter than we anticipate, and we may be required to reduce available capacity on our satellites prior to the end of their orbital maneuver lives.”

(2)	Nimiq 1 and Nimiq 2 are currently located in non-Telesat orbital slots.

(3)	54% of the transponders on the satellite are leased to APT (the “APT transponders”), through the end of life of the satellite in consideration for APT’s funding a portion of the satellite’s cost. This transaction was accounted for as a sales-type lease, because substantially all of the benefits and risks incident to the ownership of the leased transponders were transferred to APT. We have agreed with APT among other things that if we are able to obtain the necessary approvals and licenses from the U.S. government under U.S. export laws, we would transfer title to the APT transponders on Telstar 18 to APT, as well as a corresponding interest in the elements on the satellite that are common to or shared by the APT transponders and our transponders. Telesat acquired two transponders from APT for an additional payment in August 2009.

(4)	Inclined orbit operations may be utilized to reach the projected End of Orbital Maneuver Life for Nimiq 1 in the event the satellite is relocated. The start of inclined orbit operations will be selected accordingly.

(5)	End of Orbital Maneuver life for these satellites has been extended through inclined orbit operations which reduces fuel consumption through the elimination of north-south stationkeeping.

(6)	Telesat International Limited (“TIL”), a subsidiary of Telesat Canada, and APT have entered into agreements relating to the Telstar 18 VANTAGE satellite, which are accounted for as a joint operation, whereby TIL’s interest is 42.5%.

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

Telstar 12 VANTAGE began to suffer from degraded performance of four channels in late December 2016 due to increased noise levels. Following an investigation with the satellite manufacturer, the root cause of the anomaly was determined. As a result of this degradation, two channels on T12V are no longer usable. In 2017, Telesat received insurance proceeds in connection with this anomaly. Degradation of performance was observed on additional channels in May 2018 due to increased noise levels. The satellite manufacturer investigation concluded that the root cause of the anomaly was similar to the 2016 anomaly. The channels continue to support service. In the event of further degradation we may lose the capability to continue to use two channels.

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

In general, our satellites are subject to various regulatory authorities and to the rights of other operators. See “Risk factors — Risks related to our business — Our operations may be limited or precluded by ITU rules or processes, and we are required to coordinate our operations with those of other satellite operators” for more information about these risks.

Satellite Control Centre and Earth Station Facilities

Our primary Satellite Control Centre (“SCC”) is located at our headquarters in Ottawa, Ontario. The SCC is the hub for our satellite-related activities. The facility is staffed 24 hours per day and currently operates 17 Telesat owned satellites: Anik F1, Anik F1R, Anik F2, Anik F3, Anik G1, Nimiq 1, Nimiq 2, Nimiq 4, Nimiq 5, Nimiq 6, Telstar 11N, Telstar 12, Telstar 12 VANTAGE, Telstar 18, Telstar 18 VANTAGE and LEO 1. Telesat also operates ViaSat-1, as well as numerous other satellites for third parties from our SCC in Ottawa. We operate our Telstar 14R/Estrela do Sul 2 satellite and our Telstar 19 VANTAGE satellite from our SCC in Rio de Janeiro, Brazil.

In the fourth quarter of 2018, Telesat moved its headquarters from 1601 Telesat Court, Ottawa to 160 Elgin Street, Ottawa. We lease approximately 54,488 rentable square feet in our new headquarters. The total rentable square feet will increase to approximately 75,900 when we take on additional contiguous space in the third quarter of 2020. The lease for Telesat’s new headquarters expires on July 31, 2029. Telesat has two options to extend the lease for an additional five years each.

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

Insurance Coverage

We comply with the requirements to maintain satellite insurance under the terms of the Senior Secured Credit Facilities and indenture that governs the Senior Notes. Under the most restrictive of these covenants, we are required to maintain insurance equal to a minimum of 33% of the aggregate net book value of any individual and 50% of the aggregate net book value of all in-orbit satellites. We have arranged in-orbit insurance policies that generally expire in November 2019.

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

The information contained in this MD&A takes into account information available up to February 28, 2019, unless otherwise noted.

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

As at December 31, 2018, we provided satellite services to customers from our fleet of 17 in-orbit geostationary satellites as well as our Canadian payload on the ViaSat-1 satellite. In January 2018, we launched a Ka-band satellite into LEO as part of our plan to deploy a state-of-the-art, high capacity LEO constellation that will deliver transformative, low latency, fiber-like broadband to commercial and government users worldwide. We also manage the operations of additional satellites for third parties.

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

We recognize revenue from satellite services on a monthly basis as services are performed in an amount that reflects the consideration we expect to receive in exchange for those services. Telesat accounts for a contract when it has approval and commitment from both parties, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability is considered probable.

Consulting revenue for cost plus contracts is recognized as the approved time and labor is completed by Telesat. The percentage of completion method is used to recognize consulting revenue for fixed price contracts. Equipment sale revenue is recognized when the customer obtains control of the equipment, being at the time the equipment is delivered to and accepted by the customer.

Expenses

Our operating expenses consist of labor, the cost of which has historically been relatively stable, and variable operating expenses which include in-orbit insurance and direct-billed expenses, such as third-party contractor services.

Interest expense is significant and arises principally from our Senior Secured Credit Facilities and our Senior Notes. Foreign exchange gains or losses incurred on the translation our U.S. dollar denominated indebtedness and the gains or losses on financial instruments resulting from variations in the fair value of interest rate swaps, the prepayment option on our Senior Notes and embedded derivative related to the interest rate floor included on our U.S. Term Loan B Facilities remain significant components of our total expenses.

Other significant operating expenses include the straight-line depreciation of the cost of each of our satellites over their useful lives and amortization expense related to various finite-life intangible assets.

OPERATING HIGHLIGHTS OF 2018

LEO Constellation

In January 2018, we successfully launched our LEO 1 satellite.

In May 2018, orbit raising and payload testing on the LEO 1 satellite was completed and the satellite was ready to support live demonstrations of its capabilities. Live, over-the-air trials on LEO 1 were done in collaboration with our existing customers and potential suppliers of Telesat LEO system hardware.

In July and August 2018, we entered into agreements with two leading satellite manufacturing teams, Airbus Defence and Space and a consortium of Thales Alenia Space and Maxar Technologies, to further develop system designs for Telesat’s LEO constellation. The two teams will complete their preliminary designs, address key hardware and software development items, and perform a series of technical reviews. Later in 2019, we expect to receive firm proposals for manufacture and launch support of Telesat’s LEO satellites and deployment of the ground system infrastructure.

Telstar 19 VANTAGE

In August 2018, commercial service began on the Telstar 19 VANTAGE satellite operating at the 63 degrees West orbital location. Telstar 19 VANTAGE had been successfully launched in July 2018.

Telstar 18 VANTAGE

In October 2018, commercial service began on the Telstar 18 VANTAGE satellite operating at the 138 degrees East orbital location. Telstar 18 VANTAGE had been successfully launched in September 2018.

Creation of C-Band Alliance

Together with Intelsat, SES and Eutelsat, Telesat participated in the creation of the C-Band Alliance, a consortium formed to facilitate the potential repurposing of certain C-band spectrum in the United States for 5G.

FUTURE OUTLOOK

Our desirable spectrum rights, commitment to providing the highest level of customer service, deep technical expertise and culture of innovation have enabled us to successfully develop our business to date. Leveraging these strengths and building on our existing contractual revenue backlog, our focus is on profitably growing our business by increasing the utilization of our in-orbit satellites and, in a disciplined manner, deploying expansion satellite capacity where we anticipate there will be strong market demand. In August 2018, commercial service began on our Telstar 19 VANTAGE, which was launched in July 2018. In October 2018, commercial service began on our Telstar 18 VANTAGE satellite, which was launched in September 2018. In addition, in January 2018, we launched a Ka-band satellite into LEO in our plan to develop a state-of-the-art, high capacity LEO constellation that will deliver transformative, low latency, fiber-like broadband to commercial and government users worldwide.

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

Leading into 2019, we remain focused on increasing the utilization of our existing satellites, the development of our global LEO constellation, and identifying and pursuing opportunities to invest in expansion satellite capacity, all while maintaining our operating discipline.

RESULTS OF OPERATIONS

Review of financial performance

Our net loss for the year ended December 31, 2018, was $91 million compared to net income of $505 million for the prior year. The decrease of $596 million was principally due to the U.S. dollar strengthening during the year relative to the Canadian dollar, negatively impacting the translation of our U.S. dollar indebtedness into Canadian dollars, combined with an unfavorable change in fair value of financial instruments.

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

Below are the foreign exchange rates used for our audited consolidated financial statements and this MD&A:

	2018	2017	2016
USD to CAD spot rate as at December 31,	1.3637	1.2571	1.3441
USD to CAD average rate for the year ended December 31,	1.2912	1.3036	1.3253

Revenue

(in millions of Canadian dollars except percentages)	Years ended December 31,			% Increase (Decrease) 2018 vs. 2017
	2018	2017	2016
Broadcast	$455	$473	$487	(4)%
Enterprise	428	430	420	—%
Consulting and other	20	24	24	(19)%
Revenue	$903	$927	$931	(3)%

Total revenue for the year ended December 31, 2018, decreased by $24 million to $903 million compared to $927 million for the prior year.

Revenue from Broadcast services decreased by $18 million for the year ended December 31, 2018, when compared to the prior year. The decrease was primarily due to a reduction of service for certain North American customers combined with an unfavorable foreign exchange impact on the conversion of our U.S. dollar denominated revenue into Canadian dollar equivalent.

Revenue from Enterprise services decreased by $2 million for the year ended December 31, 2018, when compared to the prior year. The decrease was primarily due to a decrease in short-term services provided to other satellite operators, end of service or reduction of services for certain North American customers and an unfavorable foreign exchange impact on the conversion of our U.S. dollar denominated revenue into Canadian dollar equivalent. This decrease was partially offset by higher revenue due to the impact of the implementation of IFRS 15, combined with revenue related to our Telstar 19 VANTAGE satellite, which entered commercial service in August 2018.

Consulting and other revenue decreased by $5 million for the year ended December 31, 2018, when compared to the prior year. The decrease was primarily due to lower consulting activity when compared to the prior year.

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

Consulting and other revenue remained constant for the year ended December 31, 2017, when compared to the prior year.

Expenses

(in millions of Canadian dollars except percentages)	Years ended December 31,			% Increase (Decrease) 2018 vs. 2017
	2018	2017	2016
Depreciation	$225	$221	$225	2%
Amortization	24	26	28	(8)%
Operating expenses	186	188	175	(1)%
Other operating (gains) losses, net	(1)	(6)	3	(87)%
Total expenses	$434	$429	$431	1%

Depreciation

Depreciation of satellites, property and other equipment increased by $4 million for the year ended December 31, 2018, when compared to the prior year. The increase in depreciation was primarily due to depreciation on our Telstar 19 VANTAGE satellite, which began commercial service in August 2018, and depreciation on our Telstar 18 VANTAGE satellite, which began commercial service in October 2018. This increase was partially offset by a decrease in depreciation due to the end of useful life, for accounting purposes, of our Telstar 18 satellite in 2017.

Depreciation of satellites, property and other equipment decreased by $4 million for the year ended December 31, 2017, when compared to the prior year. The decrease in depreciation was primarily due to the end of the useful life, for accounting purposes, of our Telstar 18 satellite in 2017.

Amortization

Amortization of intangible assets decreased by $2 million for the year ended December 31, 2018, when compared to the prior year. The decrease was primarily related to the end of useful life, for accounting purposes, of certain customer relationships in the third quarter of 2018.

Amortization of intangible assets decreased by $1 million for the year ended December 31, 2017, when compared to the prior year. The decrease primarily related to lower amortization of intangible assets related to revenue backlog.

Other Operating (Gains) Losses, Net

Other operating (gains) losses, net decreased by $5 million for the year ended December 31, 2018, when compared to the prior year. Operating gains for the year ended December 31, 2018 related to a one-time non-recurring gain while for the year ended December 31, 2017 the operating gains primarily related to insurance proceeds received.

Other operating (gains) losses, net increased by $8 million for the year ended December 31, 2017, when compared to the prior year. The increase were primarily related to insurance proceeds received in 2017.

Operating Expenses

(in millions of Canadian dollars except percentages)	Years ended December 31,			% Increase (Decrease) 2018 vs. 2017
	2018	2017	2016
Compensation and employee benefits	$98	$85	$72	16%
Other operating expenses	46	43	39	6%
Cost of sales	42	60	64	(30)%
Operating expenses	$186	$188	$175	(1)%

Total operating expenses decreased by $2 million for the year ended December 31, 2018, when compared to the prior year.

Compensation and employee benefits increased by $13 million for the year ended December 31, 2018, in comparison to the prior year. The increase was primarily due to higher share-based compensation, partially offset by a special payment made in the first quarter of 2017 to stock option holders in connection with the cash distribution made to our shareholders.

Other operating expenses increased by $3 million for the year ended December 31, 2018, in comparison to the prior year, primarily due to higher professional fees.

Cost of sales decreased by $18 million for the year ended December 31, 2018, when compared to the prior year. The decrease was primarily due to the impact of the implementation of IFRS 15, lower consulting expenses combined with lower expenses following the disposition of a subsidiary in the third quarter of 2017. This was partially offset by higher equipment and installation costs primarily related to higher revenue from a North American customer.

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

Interest Expense

(in millions of Canadian dollars except percentages)	Years ended December 31,			% Increase (Decrease) 2018 vs. 2017
	2018	2017	2016
Debt service costs	$224	$212	$198	6%
Interest expense on significant financing component	27	—	—	100%
Interest expense on satellite performance incentive payments	4	5	5	(13)%
Interest expense on employee benefit plans	1	2	2	(2)%
Capitalized interest	(19)	(18)	(6)	4%
Interest expense	$238	$200	$199	19%

Interest expense included interest related to our debt, net of capitalized interest, as well as, interest related to our derivative instruments, significant financing on certain revenue agreements, satellite performance incentive payments and employee benefit plans.

Debt service costs, which included interest expense on indebtedness and derivative instruments, increased by $12 million for the year ended December 31, 2018, when compared to the prior year. The increase in debt service costs was primarily due to a higher average interest rate on our Senior Secured Credit Facilities combined with the amortization on our net gain on repricing/repayment in 2018. This increase was partially offset by higher net interest received on our interest rate swaps in 2018 compared to the prior year combined with the impact of the principal repayments on our Senior Secured Credit Facilities.

Debt service costs, which included interest expense on indebtedness and derivative instruments, increased by $14 million for the year ended December 31, 2017, when compared to the prior year. The change in interest on indebtedness and derivative instruments was primarily due to higher interest on our Senior Secured Credit Facilities and Senior Notes.

Interest expense on significant financing component increased by $27 million for the year ended December 31, 2018, when compared to the prior year. The changes in interest expense were a result of the implementation of IFRS 15 on January 1, 2018, and relates to the interest expense recognized on certain customer contracts with a significant financing component.

Interest on satellite performance incentive payments decreased by $1 million for the years ended December 31, 2018 and 2017, when compared to the prior years, primarily due to declining balances of satellite performance incentive liabilities.

Interest expense on employee benefit plans remained constant for the years ended December 31, 2018 and 2017, when compared to the prior years.

Capitalized interest increased by $1 million and $12 million for the years ended December 31, 2018 and 2017, when compared to the prior years, primarily due to an increase in accumulated capital expenditures relating to our satellites under construction.

Loss on Refinancing

The loss on refinancing of $32 million for the year ended December 31, 2016, related to the write-off of deferred financing costs, interest rate floors, prepayment option and premiums on our former senior secured credit facilities and 6.0% Senior Notes as a result of the refinancing in November 2016.

There were no refinancing transactions during the years ended December 31, 2018 and 2017.

Interest and Other Income

(in millions of Canadian dollars)	Years ended December 31,
	2018	2017	2016
Interest and other income	$16	$3	$6

Interest and other income increased by $13 million for the year ended December 31, 2018, when compared to the prior year. The increase was primarily due to a gain on the repricing of our Term Loan B – U.S. Facility in April 2018, an increase in interest income on cash and short-term investments and a one-time non-recurring expense that occurred in the second quarter of 2017. This was partially offset by a loss resulting from the $50 million U.S. dollars voluntary payment on our Term Loan B – U.S. Facility in the first quarter of 2018.

Interest and other income decreased by $3 million for the year ended December 31, 2017, when compared to the prior year. The decrease was due to a one-time non-recurring expense that occurred in the second quarter of 2017.

Foreign Exchange and Derivatives

(in millions of Canadian dollars)	Years ended December 31,
	2018	2017	2016
(Loss) gain on changes in fair value of financial instruments	$(18)	$60	$8
(Loss) gain on foreign exchange	$(259)	$224	$93

The $18 million loss on changes in fair value of financial instruments for the year ended December 31, 2018, represented a negative change of $79 million compared to the prior year. The loss on changes in fair value of financial instruments primarily reflected changes in the fair values of our interest rate swaps, interest rate floor on our Senior Secured Credit Facilities, and the prepayment option on our Senior Notes, as a result of changes in key economic variables, such as foreign exchange rates, credit spreads and swap rates.

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

The foreign exchange loss for the year ended December 31, 2018, was $259 million compared to a foreign exchange gain of $224 million for 2017 resulting in a negative change of $483 million. The loss for the year ended December 31, 2018, was mainly the result of a stronger U.S. dollar to Canadian dollar spot rate as at December 31, 2018 ($1.3637) compared to the spot rate as at December 31, 2017 ($1.2571) and the resulting unfavorable impact on the translation of our U.S. dollar denominated indebtedness.

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

Income Taxes

(in millions of Canadian dollars)	Years ended December 31,
	2018	2017	2016
Current tax expense	$99	$112	$76
Deferred tax (recovery) expense	(38)	(31)	8
Tax expense	$61	$80	$84

The tax expense for the year ended December 31, 2018, was $19 million lower than the prior year. The decrease was mainly due to lower operating income and higher interest expense in 2018 compared to 2017.

The tax expense for the year ended December 31, 2017, was $4 million lower than the prior year. The decrease was mainly due to a decrease in operating income and an increase in interest expense in 2017, combined with the effect of the U.S. tax rate reduction.

Backlog

Contracted revenue backlog (“backlog”) represents our expected future revenue from existing service contracts (without discounting for present value) including any deferred revenue that we will recognize in the future in respect of cash already received. The majority of our contracted revenue backlog is generated from contractual agreements for satellite capacity. We do not include revenue beyond the stated expiration date of a contract regardless of the potential for a renewal. As at December 31, 2018, our contracted backlog was approximately $3.7 billion. The calculation of contracted backlog as at December 31, 2018, reflects the revenue recognition policy adopted under IFRS 15.

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

We expect our backlog as at December 31, 2018 to be recognized as follows:

(in millions of Canadian dollars)	2019	2020	2021	2022	2023	Thereafter
Backlog	$759	$606	$504	$434	$380	$1,031

LIQUIDITY AND CAPITAL RESOURCES

Cash and Available Credit

As at December 31, 2018, we had $768 million of cash and short-term investments, including $187 million held in an unrestricted subsidiary, as well as approximately $200 million U.S. dollars (or Canadian dollar equivalent) borrowing availability under our Revolving Credit Facility.

Cash Flows from Operating Activities

Cash generated from operating activities for the year ended December 31, 2018, was $466 million, a $20 million decrease compared to the prior year. The decrease was primarily due to lower operating income combined with higher net income tax payments. This was partially offset by a positive change in working capital and lower interest paid.

Cash generated from operating activities for the year ended December 31, 2017, was $487 million, a $41 million decrease compared to the prior year. The decrease was primarily due to higher interest payments and lower customer prepayments, partially offset by lower income taxes paid and no repurchase of stock options occurring in 2017.

Cash Flows used in Investing Activities

Cash used in investing activities for the year ended December 31, 2018, was $103 million. This consisted of $67 million of expenditures on satellite programs, $20 million of payments for intangible assets, as well as $16 million of payments for property and other equipment.

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

Cash Flows used in Financing Activities

Cash used in financing activities for the year ended December 31, 2018, was $114 million. This was mostly related to the debt issue costs in connection with the repricing of the Senior Secured Credit Facilities and repayments made on our Senior Secured Credit Facilities.

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

Liquidity

A large portion of our annual cash receipts are reasonably predictable because they are primarily derived from an existing backlog of long-term customer contracts and high contract renewal rates. We believe cash and short-term investments as at December 31, 2018, cash flows from operating activities, and drawings on the Revolving Credit Facility under our Senior Secured Credit Facilities will be adequate to meet our expected cash requirements for at least the next twelve months for activities in the normal course of business, including our capital requirements and required interest and principal payments on our indebtedness.

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

Our Senior Secured Credit Facilities are comprised of the following facilities:

i — Revolving Credit Facility

Our Revolving Credit Facility (“Revolving Facility”) is a $200 million loan facility available in either U.S. dollar or Canadian dollar equivalent, maturing on November 17, 2021. Loans under the Revolving Facility bear interest at a floating interest rate. For Canadian Prime Rate and Alternative Base Rate (“ABR”) loans, an applicable margin ranging from 1.5% to 2.00% is applied to the Prime Rate and ABR as these interest rates are defined in the Senior Secured Credit Facilities. For Bankers Acceptance (“BA”) Loans and Eurodollar Loans, an applicable margin ranging from 2.50% to 3.00% is applied to either the BA interest rate or LIBOR. The rates on the Revolving Facility vary depending upon the results of the first lien leverage ratio. Our Revolving Facility currently has an unused commitment fee of 40 basis points. As at December 31, 2018, other than approximately $0.3 million in drawings related to letters of credit, there were no borrowings under this facility.

ii — Term Loan B — U.S. Facility

Our Term Loan B — U.S. Facility (“U.S. TLB Facility”) is a USD $2,430 million loan maturing on November 17, 2023.

As at December 31, 2018, USD $2,326 million of this facility was outstanding, which represents the full amount available following mandatory repayments. As at December 31, 2018, the terms of the outstanding borrowings under our U.S. TLB Facility bear interest at a floating rate of either: (i) LIBOR as periodically determined for interest rate periods selected by Telesat in accordance with the terms of the Senior Secured Credit Facilities, but not less than 0.75%, plus an applicable margin of 2.50%; or (ii) Alternative Base Rate as determined in accordance with the terms of the Senior Secured Credit Facilities plus an applicable margin of 1.50%.

On February 1, 2017, we amended the Senior Secured Credit Facilities to reduce the applicable margin to 3.00% from 3.75% on the then outstanding USD $2,424 million. As a result of the implementation of IFRS 9, a gain on the February 1, 2017 repricing of $36 million was recorded against the January 1, 2018 opening balance of accumulated earnings and current and long-term indebtedness. The gain on repricing recorded against the indebtedness is subsequently amortized to interest expense using the effective interest method.

On March 29, 2018, a voluntary payment of $50 million U.S. dollars was made on the U.S. TLB Facility. This resulted in the recognition of a loss of $3 million which was recorded against interest and other income and indebtedness. The loss on repayment recorded against the indebtedness is subsequently amortized to interest expense using the effective interest method.

On April 26, 2018, we amended the Senior Secured Credit Facilities to reduce the applicable margin to 2.50% on the then outstanding USD $2,344 million. This resulted in a gain on repricing of $7 million which was recorded against interest and other income and indebtedness. The gain on repricing recorded against the indebtedness is subsequently amortized to interest expense using the effective interest method.

The mandatory principal repayments on our U.S. TLB Facility are one quarter of 1.00% of the value of the loan at the time of the repricing on April 26, 2018, which must be paid on the last day of each quarter.

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

As at December 31, 2018, we were in compliance with the financial covenants of our Senior Secured Credit Facilities and the indenture governing our Senior Notes.

Debt Service Cost

The interest expense on our Senior Secured Credit Facilities, Senior Notes and interest rate swaps, excluding the impact of the amortization of deferred financing costs, interest rate floors, prepayment options and net gain on repricing/repayment for the year ended December 31, 2018 was $201 million.

Derivatives

We use, from time to time, interest rate and currency derivatives to manage our exposure to changes in interest rates and foreign exchange rates.

As at December 31, 2018, we had four outstanding interest rate swaps which hedge the interest rate risk on USD $1,800 million of U.S. denominated Term Loan B borrowings. As at December 31, 2018, the fair value of the interest rate swaps was an asset of $35 million. These contracts, which mature between September 2019 and September 2022, are at fixed interest rates ranging from 1.72% to 2.04%, excluding applicable margin.

We also have embedded derivatives that are accounted for separately at fair value. These embedded derivatives are related to a prepayment option included on our Senior Notes, as well as an interest rate floor included on our U.S. TLB Facility. As at December 31, 2018, the fair value of the embedded derivative related to the prepayment option on our Senior Notes was an asset of $17 million and the fair value of the embedded derivative related to the interest rate floor was a liability of $6 million.

The changes in the fair value of these embedded derivatives are recorded on our consolidated statements of (loss) income as a gain or loss on changes in fair value of financial instruments and are non-cash.

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

Capital Expenditures

We have entered into contracts for the development of our LEO constellation and other capital expenditures. The outstanding commitments associated with these contracts were approximately $22 million as at December 31, 2018. These expenditures may be funded from some or all of the following: cash and short-term investments, cash flow from operating activities, cash flow from customer prepayments or funds available under our Revolving Credit Facility.

CONTRACTUAL OBLIGATIONS AND OTHER COMMERCIAL COMMITMENTS

The following table summarizes our contractual obligations as at December 31, 2018, that are due in each of the next five years and after 2023. This table does not include any future satellite expenditures not committed to at year end.

(in millions of Canadian dollars)	2019	2020	2021	2022	2023	Thereafter	Total
Satellite performance incentive payments, including interest	$14	$11	$10	$9	$8	$24	$77
Senior Secured Credit Facilities and Notes(1)	32	32	32	32	3,044	682	3,854
Interest on long-term indebtedness	232	230	228	225	204	61	1,181
Operating property lease commitments	3	3	4	3	3	17	34
Commitments for capital expenditures(2)	22	—	—	—	—	—	22
Other operating commitments	19	11	9	4	3	8	54
Contributions to employment benefit plans(3)	7	—	—	—	—	—	7
Decommissioning liabilities	1	—	—	—	—	3	4
Customer and other deposits	2	—	—	—	—	—	2
Other financial liabilities, including interest	4	—	—	—	—	1	5
	$336	$287	$283	$273	$3,262	$796	$5,240

(1)	See Note 24 of our audited consolidated financial statements. Excludes interest, deferred financing costs, interest rate floor, prepayment option and net gain on repricing/repayment.
(2)	The commitments for capital expenditures are related to the development of our LEO constellation and other capital expenditures (see Note 31 of our audited consolidated financial statements).
(3)	See Note 29 of our audited consolidated financial statements.

Our future contributions to the pension plans past 2019, future income tax liabilities and uncertain tax positions, have not been included in the table as the timing and amount of cash required cannot be accurately determined as:

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

For the year ended December 31, 2018, we recorded a mainly non-cash foreign exchange loss of approximately $259 million due to a stronger U.S. to Canadian dollar spot rate ($1.3637) compared to December 31, 2017 ($1.2571).

For the year ended December 31, 2017, we recorded a mainly non-cash foreign exchange gain of approximately $224 million due to a weaker U.S. to Canadian dollar spot rate ($1.2571) compared to December 31, 2016 ($1.3441).

The approximate amount of our revenue and certain expenses denominated in U.S. dollars, as a percentage of their overall balance, is summarized in the table below:

Years ended December 31,	2018	2017	2016
Revenue	50%	52%	51%
Operating expenses	30%	42%	41%
Interest on our indebtedness	100%	100%	90%

We use, from time to time, the following instruments to manage our exposure to foreign exchange risk:

•	forward currency contracts to hedge foreign exchange risk on anticipated cash flows, mainly related to the construction of satellites and interest payments; and

•	currency derivative instruments to hedge the foreign exchange risk on our U.S. dollar denominated indebtedness.

Our policy is that we do not use derivative instruments for speculative purposes. As at December 31, 2018, we have no forward currency contracts nor any currency derivative instruments.

A five percent increase (decrease) in the value of the U.S. dollar against the Canadian dollar would have increased (decreased) our indebtedness and increased (decreased) our net loss as at December 31, 2018 by $193 million.

A five percent increase (decrease) in the value of the U.S. dollar against the Canadian dollar would have increased (decreased) our cash and cash equivalents by $29 million, decreased (increased) our net loss by $25 million and increased (decreased) our other comprehensive income by $4 million as at December 31, 2018.

A five percent increase (decrease) in the value of the U.S. dollar against the Canadian dollar would have increased (decreased) our revenue and certain expenses for the year ended December 31, 2018, as summarized in the table below:

(In millions of Canadian dollars)
Revenue	$23
Operating expenses	$3
Interest on our indebtedness	$11

The sensitivity analyses above assume that all other variables remain constant.

Through our U.S. dollar denominated indebtedness, we are exposed to foreign exchange fluctuations. The following table contains our existing U.S. dollar denominated indebtedness balances at the beginning of each respective period, which are net of our scheduled debt repayments, and based on the foreign exchange rate as at December 31, 2018.

(CAD millions, beginning of year)	2019	2020	2021	2022	2023	Thereafter
U.S. TLB Facility	$3,172	$3,140	$3,108	$3,076	$3,044	─
Senior Notes	682	682	682	682	682	682
U.S. dollar denominated debt balances	$3,854	$3,822	$3,790	$3,758	$3,726	$682

Interest Rate Risk

We are exposed to interest rate risk on our cash and short-term investments and on our indebtedness, a portion of the indebtedness which includes a variable interest rate. Changes in the interest rates could impact the amount of interest that we receive or are required to pay.

We use, from time to time, interest rate swaps to hedge the interest rate risk related to our indebtedness.

Our policy is that we do not use derivative instruments for speculative purposes. In October 2017, we entered into four interest rate swaps which hedge the interest rate risk on USD $1,800 million of borrowings under our U.S. TLB Facility. These contracts, which mature between September 2019 and September 2022, are at fixed interest rates ranging from 1.72% to 2.04%, excluding applicable margin.

If the interest rates on our unhedged variable rate debt increased (decreased) by 0.25%, excluding the potential impact of the interest rate floor, the result would be an increase (decrease) of $2 million to our net loss for year ended December 31, 2018.

As at December 31, 2018, through our U.S. TLB Facility we are exposed to interest rate fluctuations. The following table contains the balance of the U.S. TLB facility at the beginning of each respective period, net of our scheduled repayments, and based on the foreign exchange rate as at December 31, 2018.

(CAD millions)	2019	2020	2021	2022	2023	Thereafter
U.S. TLB Facility(1)	$3,172	$3,140	$3,108	$3,076	$3,044	—
Interest rate derivative variable to fixed(2)	(2,455)	(1,841)	(1,227)	(614)	—	—
Debt exposed to variable interest rate after interest rate derivatives	$717	$1,299	$1,881	$2,462	$3,044	—

(1)	U.S. TLB Facility is USD denominated and bears interest at Libor with a 0.75% floor plus a spread.
(2)	USD $1,800 million notional, variable rate is greater of Libor or 0.75%. The weighted average fixed rate (before spread) varies by year and ranges from 1.89% to 2.04%.

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

RELATED PARTY TRANSACTIONS

As at December 31, 2018, related parties consisted of PSP Investments and Loral, our common shareholders, together with their subsidiaries and affiliates. In addition to the documents related to the Telesat Canada Acquisition, we have also entered into various commercial arrangements with Loral and subsidiaries and affiliates of Loral. For more information, see Note 33 of our audited consolidated financial statements.

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

(in CAD millions)	Year Ended December 31, 2018
Net loss	$(91)
Impact of unrestricted subsidiary	(10)
Consolidated loss for Covenant Purposes	(101)
Plus:
Income taxes (Note 1)	58
Interest expense (Note 1)	196
Depreciation and amortization expense (Note 1)	249
Non-cash share-based compensation	30
Other	35
Increased by:
Non-cash losses on changes in fair value of financial instruments and swap obligations and cash losses on the value of swap obligations	18
Non-cash losses resulting from changes in foreign exchange rates	271
Consolidated EBITDA for Covenant Purposes	$755

Note 1:	Tax, interest, depreciation and amortization expense for covenant purposes excludes certain specific expenses as defined in the Credit Agreement. As a result, these items in the covenant calculation do not reconcile to the financial statement line items.

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

The following is a reconciliation of our Consolidated Total Debt for Covenant Purposes and Consolidated Total Secured Debt for Covenant Purposes to Indebtedness:

(in $ millions)	As at December 31, 2018
U.S. dollar denominated debt
Term Loan B U.S Facility (USD)	$2,326
8.875% Senior Notes (USD)	500
2,826
Foreign exchange adjustment	1,028
Subtotal (CAD)	3,854
Deferred financing costs, interest rate floor, prepayment option and net gain on repricing/repayment (CAD)	(130)
Indebtedness	$3,724

(in CAD $ millions)
Indebtedness	$3,724
Adjustments for covenant purposes:
Deferred financing costs, interest rate floor, prepayment option and net gain on repricing/repayment (CAD)	130
less: Cash and cash equivalents (max. $100 million USD)	(136)
Consolidated Total Debt for Covenant Purposes	$3,718
Consolidated Total Debt for Covenant Purposes	$3,718
less: Unsecured debt (8.875% Senior Notes)	(682)
Consolidated Total Secured Debt for Covenant Purposes	$3,036

As at December 31, 2018, the Consolidated Total Debt for Covenant Purposes to Consolidated EBITDA ratio, for the purposes of our Senior Secured Credit Facilities was 4.93:1.00. The Consolidated Total Secured Debt to Consolidated EBITDA for Covenant Purposes ratio, for the purposes of our Senior Secured Credit Facilities, was 4.02:1.00.

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

Critical judgments in applying accounting policies

Deferred revenue

Certain of our revenue agreements were noted to have a significant financing component. Judgment by management is required to determine the discount rate used in the significant financing component calculation.

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

Critical accounting estimates and assumptions

Derivative financial instruments measured at fair value

Derivative financial assets and liabilities are measured at fair value. When quoted market values are unavailable for our financial instruments, and in the absence of an active market, we determine fair value for financial instruments based on prevailing market rates (bid and ask prices, as appropriate) for instruments with similar characteristics and risk profiles or we make use of internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market-based inputs. The determination of fair value is significantly impacted by the assumptions used for the amount and timing of estimated future cash flows and discount rates. As a result, the fair value of financial assets and liabilities, and the amount of gains or losses on changes in fair value recorded to net (loss) income could vary.

Impairment of goodwill

Goodwill represented $2,447 million of our total assets as at December 31, 2018. Determining whether goodwill is impaired using a quantitative approach requires an estimation of our value, which requires us to estimate the future cash flows expected to arise from operations and to make assumptions regarding economic factors, tax rates, and annual growth rates. Actual operating results and our related cash flows could differ from the estimates used for the impairment analysis.

Impairment of intangible assets

Intangible assets represented a significant portion of our total assets as at December 31, 2018. We test intangible assets for impairment annually or more frequently if indicators of impairment or reversal of a prior impairment loss exist. The quantitative impairment analysis requires us to estimate the future cash flows expected to arise from operations, and to make assumptions regarding economic factors, discount rates, tax rates, and annual growth rates. Significant judgments are made in establishing these assumptions. Actual operating results and our related cash flows could differ from the estimates used for the impairment analysis.

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

Share-based compensation

 The expense for stock options is based on the fair value of the awards granted using the Black-Scholes option pricing model. The Black-Scholes option pricing model includes estimates of the dividend yield, expected volatility, risk-free interest rate and the expected life in years. Any changes in these estimates may have a significant impact on the amounts reported.

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

IFRS 15, Revenue from Contracts with Customers

We adopted IFRS 15, Revenue from Contracts with Customers (“IFRS 15”), with a date of initial adoption of January 1, 2018. Under the standard, revenue is recognized when a customer obtains control of promised goods or services in an amount that reflects the consideration we expect to receive in exchange for those goods and services. In addition, the standard requires disclosure of the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. We elected to adopt IFRS 15 using a modified retrospective approach with the cumulative effect of initially applying the standard being recorded as an adjustment to the opening balance of accumulated earnings. The comparative information has not been restated and continues to be reported under the accounting standards in effect for those years.

The main impacts of this standard relates to the following:

•	an adjustment to the promised amount of consideration for effects of the time value of money for prepayment contracts with a significant financing component. This resulted in an increase in deferred tax assets, satellites, property and other equipment, both the other current and long-term liabilities, reserves and a decrease to accumulated earnings and deferred tax liabilities as of January 1, 2018; and

•	an adjustment is required for certain contracts in which we would be considered as an agent under the new revenue standard as opposed to a principal under the former standard. This change had no impact on the balance sheet as at January 1, 2018.

We elected to use the practical expedient where the effect of all modifications to a contract prior to January 1, 2018 need not be separately evaluated.

IFRS 9, Financial Instruments

We have adopted IFRS 9, Financial Instruments (“IFRS 9”), with a date of initial adoption of January 1, 2018. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing multiple rules in IAS 39. The approach in IFRS 9 is generally based on how an entity manages its financial assets in the context of its business model and the contractual cash flow characteristics of the financial assets. Impairments of financial assets are determined using a single impairment model that requires entities to recognize expected credit losses without requiring a triggering event to occur. The new impairment model applies to financial assets measured at amortized cost or fair value through other comprehensive income (“FVTOCI”), except for investments in equity instruments, and to contract assets. IFRS 9 largely retains the existing requirements under IAS 39 for the classification and measurement of financial liabilities, with the exception of the following change applicable to us:

•	IFRS 9 changes the accounting for non-substantial modifications of financial liabilities. Under IFRS 9, when a financial liability is modified but not derecognized, we recalculate the amortized cost of the modified financial liability by discounting the modified contractual cash flows using the original effective interest rate. Any adjustment to the amortized cost of the financial liability is recognized on the statement of loss.

This standard is applied retrospectively with the cumulative effect of initially applying the standard being recorded as an adjustment to the opening balance of accumulated earnings as at January 1, 2018. We have not restated comparative years.

The main impact of the adoption of IFRS 9 was the following:

•	The change in accounting for non-substantial modifications of financial liabilities resulted in an amount recognized relating to the repricing of the Term Loan B — U.S. Facility which reduced the applicable margin from 3.75% to 3.00% on February 1, 2017. This resulted in an increase in deferred tax assets, deferred tax liabilities and accumulated earnings and a decrease in indebtedness on January 1, 2018.

The new expected credit loss model had an insignificant impact on the Company’s impairment allowance.

IFRS 2, Share-Based Payments

We adopted the amendments to IFRS 2, Share-Based Payments (“IFRS 2”), with a date of initial adoption of January 1, 2018. These amendments clarify the accounting treatment and disclosure requirements for certain types of share-based payment transactions, including cash settled share-based payment transactions, share-based payment transactions with a net settlement feature for withholding tax obligations, as well as modifications of share-based payment transactions from cash settled to equity settled. These amendments had no impact on our audited consolidated financial statements.

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

Companies can elect to use either a retrospective approach with a restatement of comparative information or a modified retrospective approach with the cumulative effect of initial application shown in retained earnings instead of the restatement of the comparative information. We have elected to use a modified retrospective approach on adoption.

Based on the evaluations to date, we have identified the following areas that will be affected:

•	A material amount will be required to be recognized for contracts that we have entered into as the lessee. We anticipate that this will result in an increase in satellites, property and other equipment and other current and long-term liabilities as at January 1, 2019. On the balances to be capitalized on January 1, 2019, going forward this will result in lower operating expenses and higher interest and depreciation expenses; and

•	Additional disclosures will be required for the new standards.

The standard is effective for annual periods beginning on or after January 1, 2019. We have not yet finalized the quantification of the above noted impacts of this adoption as we continue to evaluate the impact of IFRS 16 and emerging guidance.

Income Taxes

IFRIC 23, Uncertainty over Income Taxes Treatments was issued by the IASB in June 2017. The interpretation clarifies how to apply the recognition and measurement requirements in IAS 12, Income Taxes when there is uncertainty over income tax treatments. This interpretation is effective for annual reporting periods beginning on or after January 1, 2019. This interpretation is not expected to have an impact on our consolidated financial statements.

Item 6. Directors, Senior Management and Employees

A. Directors and senior management.

In the following table are listed the (1) names, (2) ages as of December 31, 2018 and (3) positions of the individuals who serve as the directors and senior management of Telesat, along with the date that each individual was elected or appointed:

Name	Age	Title	Date Elected or Appointed a Director or Member of Senior Management
Directors
Mark H. Rachesky, M.D.(1)	59	Chairman of the Board	October 31, 2007
Michael B. Targoff(2)	74	Director	October 31, 2007
Henry (Hank) Intven	70	Director	October 31, 2007
David Bernardi	56	Director	July 25, 2017
Michael Boychuk(2)	63	Director	July 17, 2015
Guthrie Stewart(1)	63	Director	August 8, 2016
John P. (Jack) Cashman	78	Director	October 31, 2007
Colin D. Watson(2)	77	Director, Chair of Audit Committee	October 31, 2007
Clare R. Copeland(1)	82	Director, Chair of Compensation and Corporate Governance Committee	October 31, 2007
Richard Fadden	67	Director	August 3, 2016
Senior Management*
Daniel S. Goldberg	53	President and Chief Executive Officer	September 18, 2006
Michèle Beck	53	Vice President, North American Sales	January 1, 2013
Michel G. Cayouette	60	Chief Financial Officer and Treasurer	September 17, 2008
Christopher S. DiFrancesco	55	Vice President, General Counsel and Secretary	January 5, 2009
Thomas E. Eaton, Jr.	63	Vice President, International Sales	September 11, 2014
Patrick M. Enright	60	Vice President, Network Operations	December 1, 2004
John Flaherty	53	Vice President, Business Planning & Marketing	January 1, 2013
Erwin Hudson	62	Vice President, Telesat LEO	April 25, 2017
Michael C. Schwartz	54	Senior Vice President, Corporate & Business Development	November 30, 2015
David N. Wendling	56	Chief Technical Officer	October 31, 2007

(1)	Member of Compensation and Corporate Governance Committee.
(2)	Member of Audit Committee.
*	Ellen Hols, former Vice President Government Affairs, left effective June 23, 2018.

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

Directors

Mark H. Rachesky, M.D. is the founder of MHR Fund Management LLC and has been its President since its inception in 1996. He has been Non-executive Chairman of the Board of Directors of Loral since 2006 and is Chairman of the Compensation Committee and a member of the Executive Committee of Loral. Dr. Rachesky is Non-executive Chairman of the Board and a member of the Strategic Advisory Committee and Compensation Committee of Lions Gate Entertainment Corp., and a Director and member of the Nominating and Governance Committee and Co-Chairman of the Finance Committee of Navistar International Corporation, and a Director, and member of the Governance and Nominating Committee and the Compensation Committee of Emisphere Technologies, Inc., and a Director, and member of the Compensation, Corporate Governance, and Nominating Committees of Titan International Inc.

Michael B. Targoff has been Vice Chairman of Loral Space & Communications since November 2005, a consultant to Loral since December 2012 and was Chief Executive Officer from 2006 to 2012, and President from 2008 to 2012. From 1998 to 2006, Mr. Targoff was founder and principal of Michael B. Targoff & Co., a private investment company.

Henry (Hank) Intven is principal of Haro Strait Consulting Inc. For twenty-five years, he was a partner in the Toronto office of McCarthy Tétrault LLP, a leading Canadian law firm. He has held a number of senior advisory and executive positions with the Canadian Government and the Canadian Radio-television and Telecommunications Commission. Over the past 35 years, he has advised businesses and governments on many of the major commercial, regulatory and policy developments in the Canadian telecommunications industry. He has also advised on business, policy and regulatory matters involving the telecommunications industry in more than 20 other countries.

David Bernardi has been employed as the Chief Technology Officer of Telesystem Ltd., a Canadian private capital corporation since 2000. Mr. Bernardi is also a Managing Partner in three funds controlled by Telesystem which have invested in early-stage Canadian technology companies. Mr. Bernardi currently serves on the board of directors of the following companies: Averna Technologies, Inc., CVT Corp Transmission Inc., NorthStar Earth & Space Inc., The Fox Group, Inc., and Metafoam Technologies Inc. Until its sale to Cisco Systems Inc. in February 2018, Mr. Bernardi was a Director of NASDAQ-listed Broadsoft Inc. He also serves as a Director of Centech, a Montreal-based university-affiliated startup incubator. Mr. Bernardi holds an ICD.D designation from the Institute of Corporate Directors of Canada.

Michael T. Boychuk was, from July 2009 to June 2015, President of Bimcor Inc., the pension fund investment manager for the Bell Canada group of companies. From 1999 to 2009, he was Senior Vice-President and Treasurer of BCE Inc. and Bell Canada, being responsible for all Treasury and Capital Markets activities of the BCE group of companies and, until 2005, he was also responsible for all mergers and acquisition activities. He joined BCE in 1997 as President and Chief Executive Officer of BCE Capital, the venture capital arm of BCE Inc. Mr. Boychuk began his career with KPMG (Peat Marwick) and later joined the Montreal Trust Company where he held progressively senior positions until 1993. From 1994 to 1997, he co-founded Manitex Capital Inc., a private equity merchant bank. He currently is a member of the Board of Directors of the Laurentian Bank of Canada (Chair, Audit Committee), GDI Integrated Services (Chair Audit Committee) and Corus Entertainment. Mr. Boychuk also serves as a member of the Board and Audit Committee of Cadillac Fairview Corporation. He is also a member of the Investment Advisory Committee of Nunavut Trust, the McConnell Foundation and the McGill Pension Investment Committee (Chair). Mr. Boychuk is a Governor of McGill University and a member of the Audit Committee. He is also a member of the International Advisory Board of the Faculty of Management of McGill University.

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

John (Jack) P. Cashman is chairman of Aventamed D.A.C., a medical device company located in Ireland. He is also a member of Irrus Investments Limited, located in Limerick, Ireland; the Medtech Syndicate, located in Galway, Ireland and is the Medtech representative and a Director in Capsos Medical, a medical device company located in Galway, Ireland. Until February 2014, he was the Non-Executive Chairman of Vectura Group plc. U.K. (LSE: VEC). From 2002 – 2005, he was the Chairman of Advanced Surgical Concepts Ltd., Ireland, and a director of Bespak plc. Mr. Cashman is also the former Chairman and joint CEO of R.P. Scherer Corporation.

Colin D. Watson is currently a director of Mason Capital Ltd. He was President and CEO of Rogers Cablesystems (1979 – 1996), Spar Aerospace (1996 – 1999) and Vector Aerospace (2003 – 2005). He was also Vice Chairman of Spar Aerospace Limited from 2000 to 2002.

Clare R. Copeland is the CEO and Vice Chairman of Falls Management Company, a commercial development and casino in Niagara Falls, Ontario. He held the position of Chairman of Toronto Hydro Corporation, a Canadian electricity provider, from 1999 to 2013. Between 2000 and 2002, he was Chairman and Chief Executive Officer of OSF Inc., a manufacturer of retail store interiors. He is also on the Boards of RioCan, MDC Corp. and Chesswood Inc. He was President and Chief Executive Officer of People’s Jewellers Corporation (1993 – 1999), Chairman of Sun Media (1997 – 1999), President and CEO of Granada Canada Limited (1984 – 1988) and Chairman of Ontario Place (1987 – 1997). He has also held several senior management positions, including Chief Operating Officer with Zale Corporation (1991 – 1993).

Richard Fadden was the National Security Advisor to the Prime Minister of Canada from January 2015 to March 2016. Previously he was the Deputy Minister of National Defence starting in 2013 and served as the Director of the Canadian Security Intelligence Service from 2009 until 2013. Mr. Fadden has also served as the Deputy Minister for Citizenship and Immigration Canada from 2006 to 2009, the Deputy Minister of Natural Resources Canada from 2005 to 2006, President of the Canadian Food Inspection Agency from 2002 to 2005, and Deputy Clerk and Counsel in the Privy Council Office from 2000 to 2002, during which time he assumed the additional duties of Security and Intelligence Coordinator in February 2001. Earlier in his career, Mr. Fadden worked in a variety of positions throughout the Government of Canada including in the Department of External Affairs, the Office of the Auditor General of Canada, Natural Resources Canada and the Treasury Board Secretariat. He is chairman of ADGA Group’s Strategic Advisory Council since November, 2018, a Strategic Advisor to Awz HLS Fund and a Director of Cyber Defence Corporation.

Senior management

Daniel S. Goldberg became Telesat’s President and Chief Executive Officer in September 2006. Prior to September 2006, Mr. Goldberg served as Chief Executive Officer of SES New Skies, a position he held since March 2006 following the purchase of New Skies by SES. Mr. Goldberg served as the Chief Executive Officer of New Skies Satellites from 2002 to 2006 and prior to that as Chief Operating Officer of New Skies since February 2000. Prior to that time, he had served as New Skies General Counsel since 1998. Prior to joining New Skies, Mr. Goldberg worked at PanAmSat as the Associate General Counsel and Vice President of Government and Regulatory Affairs during 1998. From 1993 to 1997, he was an associate at Goldberg, Godles, Wiener & Wright, a law firm in Washington, D.C. Mr. Goldberg is a member of the Board of Directors of MDC Partners. Mr. Goldberg received a Bachelor of Arts degree from the University of Virginia, graduating with highest honors, and a Juris Doctor degree, cum laude, from Harvard Law School.

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

During the fiscal year ended December 31, 2018, the aggregate fees paid to the other four directors by us were approximately $521,000.

These four independent directors are each paid an annual fee of $110,000 by us. In addition to the annual fee, the Chair of the Audit Committee, and the Chair of the Corporate Governance Committee are each paid $15,000 by us. During the fiscal year ended December 31, 2018, the Chair of the Corporate Governance Committee was paid additional compensation of $18,000 by us. For each attendance at a meeting of the board or a board committee, each director who is paid the annual fee is also paid a meeting fee of $1,500 by us. Directors may be offered a right to elect to participate in one or more compensation plans which may be developed by us, in which case the annual fee of the participating director may be reduced by any value attributed to such right of participation. All directors are entitled to be reimbursed for travel and other expenses properly incurred by them in attending meetings of the board or of any committee of the board.

The directors of Telesat Canada are also members of the board of managers of Telesat LLC. They do not receive additional remuneration from us for acting in that capacity.

Senior Management Compensation

The aggregate salary and benefits paid by us to Telesat’s senior management for the year ended December 31, 2018 amounted to approximately $16.4 million. The aggregate salary and benefits paid by us to the five highest-paid officers of Telesat for the fiscal year ended December 31, 2018 was approximately $13.7 million.

As a Canadian company that is not a reporting issuer under the securities legislation of any jurisdiction in Canada, Telesat is not required to publicly disclose individual compensation information either as a requirement under its governing statute or under any securities legislation. Telesat does not publicly disclose individual compensation information in Canada.

In addition, the current service costs set aside or accrued by us during 2018 to provide pension, retirement or similar benefits to senior management of Telesat amounted to approximately $1.6 million.

Directors’ and Senior Management’s Indemnity Payments

We have entered into indemnity agreements with Telesat’s directors and members of senior management that may require us to indemnify them against certain liabilities that may arise by reason of their status or service as our directors or members of senior management. No indemnity payments were made to directors and/or senior management in 2018.

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

D. Employees.

As of December 31, 2018, Telesat and its subsidiaries had approximately 387 full and part-time employees, approximately 3.4% of whom are subject to collective bargaining agreements. Our employee body is primarily comprised of professional engineering, sales and marketing staff, administrative staff and skilled technical workers. Telesat considers its employee relations to be good.

E. Share ownership.

The following table presents information regarding the ownership of certain classes of shares of Telesat Canada by our directors and senior management as of December 31, 2018.

Name (Title)	Common	Voting Participating Preferred	Non-Voting Participating Preferred	Director Voting Preferred	Percentage of Class
Mark H. Rachesky, M.D.(1)	—	—	—	—	—
Michael B. Targoff	—	—	—	—	—
Hank Intven	—	—	—	—	—
Michael Boychuk	—	—	—	—	—

David Bernardi	—	—	—	—	—
Guthrie Stewart	—	—	—	—	—
John P. (Jack) Cashman	—	—	—	820	82%
Colin D. Watson	—	—	—	180	18%
Clare R. Copeland	—	—	—	—	—
Richard Fadden	—	—	—	—	—
Daniel S. Goldberg	—	—	467,940	—	1.2%
Michèle Beck	—	—	—	—	—
Michel G. Cayouette	—	—	87,787	—	0.2%
Christopher S. DiFrancesco	—	—	—	—	—
Patrick M. Enright	—	—	—	—	—
Thomas E. Eaton, Jr.	—	—	—	—	—
John Flaherty	—	—	—	—	—
Erwin Hudson	—	—	—	—	—
Michael C. Schwartz	—	—	383,034	—	1.0%
David N. Wendling	—	—	—	—	—

(1)	Various funds affiliated with MHR hold, as at December 31, 2018, approximately 39.9% of Loral’s outstanding voting common stock and 58.4% of Loral’s total outstanding voting and non-voting common stock. Mark H. Rachesky, M.D., chairman of our board of directors and non-executive chairman of the board of directors of Loral, is the co-founder and president of MHR.

Telesat Canada Stock Options

In September 2008 and April 2013, Telesat Holdings adopted stock incentive plans for certain key employees. The plans provide for the grant of up to 16,553,779 options, of which 3,280,000 were authorized in 2018, to purchase non-voting participating preferred shares of Telesat Canada convertible into common shares of Telesat Canada.

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

As at December 31, 2018, there were 7,534,966 options outstanding under both plans (of which 4,121,222 were vested). The weighted average remaining life of these outstanding options was eight years and the weighted average exercise price of the outstanding options granted to senior management is $24.09. There are 286,147 and 115,577 remaining options available for grant under the 2008 and 2013 plans, respectively.

In connection with the $387 million U.S dollar cash distribution to our shareholders, effective January 25, 2017, a special payment was authorized to option holders of $12.8 million U.S. dollars. Of this balance, $11.3 million U.S. dollars has cumulatively been recorded as an operating expense, of which $11.2 million U.S. dollars has been paid. The remaining payments will be made in subsequent periods subject to certain conditions being met.

Item 7. Major Shareholders and Related Party Transactions

A. Major shareholders.

The following table sets forth the ownership of shareholders that are the beneficial owners of 5% or more of each class of shares of Telesat Canada as of December 31, 2018.

Name (Title)	Common (C)	Voting Participating Preferred (VPP)	Non-Voting Participating Preferred (NPP)	Director Voting Preferred (DVP)	Percentage of Class
Red Isle Private Investments Inc.(1)	35,172,218	7,034,444	1,136,346	—	C: 47.4%
					VPP: 100%
					NPP: 3.0%
Loral Holdings Corporation(1)	39,080,242	—	35,953,824	—	C: 52.6%
					NPP: 93.6%
John P. (Jack) Cashman	—	—	—	820	DVP: 82%
Colin D. Watson	—	—	—	180	DVP: 18%

(1)	Each of Red Isle’s and Loral’s economic and voting interests on a combined basis taking into account the number and classes of shares owned by each of them are described below.
(2)	Various funds affiliated with MHR hold, as at December 31, 2018, approximately 39.9% of Loral’s outstanding voting common stock and 58.4% of Loral’s total outstanding voting and non-voting common stock. Mark H. Rachesky, M.D., chairman of our board of directors and non-executive chairman of the board of directors of Loral, is the co-founder and president of MHR.

PSP Investments is a Canadian crown corporation established to invest the amounts transferred by the federal government equal to the proceeds of the net contributions since April 1, 2000, for the pension plans of the Public Service, the Canadian Forces and the Royal Canadian Mounted Police, and since March 1, 2007, for the Reserve Force Pension Plan. PSP Investments holds its interest in Telesat Canada through a wholly-owned subsidiary, Red Isle Private Investments Inc. (“Red Isle”), a corporation organized under the CBCA. Red Isle’s interest in Telesat Canada is a 36.2% equity interest, a 67.4% voting interest on all matters except for the election of directors, and a 29.4% voting interest for the election of directors. PSP Investments’ principal offices are at 1250 Boulevard René Lévesque West, Suite 900, Montreal, Quebec, Canada, H3B 4W8 and its registered offices are at 1 Rideau Street, 7th Floor, Ottawa, Ontario, Canada, K1N 8S7.

Loral is a Delaware corporation. Loral participates in satellite services operations through its ownership of a 62.7% equity interest in Telesat Canada and a 32.6% voting interest on all matters (in each case as at December 31, 2018). Loral’s principal offices are located at 600 Fifth Avenue, 16th Floor, New York, New York 10020. Loral’s registered office in the State of Delaware is located at 1209 Orange Street, Wilmington County of New Castle, Delaware 19801. Various funds affiliated with MHR hold, as at December 31, 2018, approximately 39.9% of Loral’s outstanding voting common stock and 58.4% of Loral’s total outstanding voting and non-voting common stock. Mark H. Rachesky, M.D., chairman of our board of directors and non-executive chairman of the board of directors of Loral, is the co-founder and president of MHR.

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

The Shareholders Agreement provides for a board of directors of Telesat consisting of 10 directors, three nominated by Loral, three nominated by PSP Investments and four independent directors selected by a nominating committee comprised of one PSP Investments nominee, one Loral nominee and one of the independent directors then in office. Loral has nominated Messrs. Rachesky, Targoff and Intven. PSP has nominated Messrs. Bernardi, Stewart and Boychuk. Each shareholder is obligated to vote all shares for the election of the directors nominated by the nominating process. Each shareholder of Telesat agreed to certain covenants, particularly with respect to: voting of shares in certain circumstances, compliance by such party’s subsidiaries with the Shareholders Agreement and keeping certain information confidential. The Shareholders Agreement provides to Loral the right of approval over many large capital expenditures, including, approval over purchases and/or financing of new satellites by us, under certain circumstances.

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

Loral Nominee Director

McCarthy Tétrault LLP has acted as Canadian counsel to Loral, Telesat Interco and Holdings in connection with the Telesat Canada acquisition, the offering of prior series of notes and other matters, and may act for Telesat Canada on other matters in the future. Mr. Hank Intven, who was counsel with McCarthy Tétrault LLP until July 2018, is a director of Telesat Canada. See “Directors and senior management.” In 2018, the aggregate amount of expenses incurred by Telesat Canada and its subsidiaries for services received from McCarthy Tétrault LLP was approximately $7,000.

Goldberg, Godles, Wiener & Wright

Henry Goldberg, the father of Daniel Goldberg, the President and Chief Executive Officer of Telesat Canada, is a partner in the law firm Goldberg, Godles, Wiener & Wright, which handles certain matters for Telesat Canada and its subsidiaries. In 2018, the aggregate amount of expenses incurred by Telesat Canada and its subsidiaries for services received was approximately US$850,000.

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

We are subject to audits by taxing authorities in the various jurisdictions in which we operate. In Brazil, we are currently involved in a number of disputes with the Brazilian tax authorities who have alleged that additional taxes are owed on revenue earned by our Brazilian subsidiaries for the period 2003 to 2012. The disputes relate to the Brazilian tax authorities’ characterization of our revenue. Additional taxes and interest of approximately $38.9 million have been assessed by Brazilian tax authorities and we have challenged those assessments. We believe the likelihood of an unfavorable outcome in these disputes is remote and, as such, no reserve has been established.

In Canada, the taxing authorities have assessed $9 million relating to transfer pricing issues for the years 2009 and 2012. Both disputes relate to Canadian tax authorities repricing certain transactions between us and our subsidiaries. We have paid 50% of the outstanding amount to formally object. We believe an unfavorable outcome in these disputes is remote and, as such, no reserve has been established.

Other than the above, we are not aware of any proceedings outstanding or threatened as of the date hereof by or against us or relating to our business which may have, or have had in the recent past, significant effects on our financial position or profitability.

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

Dividend Policy

Common Shares

In 2018, no dividends on the common shares were declared. Dividends will be declared subject to the requirements of the CBCA, and paid as permitted by the Senior Secured Credit Facilities and the indenture governing the Senior Notes.

Voting Participating Preferred Shares

In 2018, no dividends on the voting participating preferred shares were declared. Dividends will be declared subject to the requirements of the CBCA, and paid as permitted by the Senior Secured Credit Facilities and the indenture governing the Senior Notes.

Non-Voting Participating Preferred Shares

In 2018, no dividends on the non-voting participating preferred shares were declared. Dividends will be declared subject to the requirements of the CBCA, and paid as permitted by the Senior Secured Credit Facilities and the indenture governing the Senior Notes.

Director Voting Preferred Shares

In January, 2019, dividends on the director voting preferred shares were declared and subsequently paid in February, 2019 for the period November 1, 2017 to October 31, 2018 in the amount of $10,000. Dividends for future periods will be declared subject to the requirements of the CBCA, and paid as permitted by the Senior Secured Credit Facilities and the indenture governing the Senior Notes.

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

Directors’ Powers.  The Shareholders Agreement provides for, among other things, Telesat Canada’s capital structure, the number and election of members of the board of directors, the meetings of directors, the required vote of the board of directors to take certain actions, the officers, and the rights of certain shareholders to appoint observers to the board of directors. See “Related party transactions —  Shareholders Agreement.” Pursuant to the Shareholders Agreement, at any meeting at which Telesat Canada’s board of directors considers any question involving a material agreement or transaction or proposed material agreement or transaction with Telesat Canada to which an interested shareholder is a party, any director nominee of that interested shareholder shall be required by the chairperson to leave the meeting while the matter is being considered, unless such requirement is waived by a majority vote of the disinterested directors, and shall abstain from voting thereon.

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

●

Amendment No. 5 dated April 26, 2018 to the Credit Agreement, dated as of March 28, 2012, as amended by Amendment No. 1 on April 2, 2013, as further amended by Amendment No. 2 on November 17, 2016, as further amended by Amendment No. 3 on December 19, 2016, and as further amended by Amendment No. 4 on February 1, 2017, by and among Telesat Canada, Telesat LLC, the guarantors party thereto, the lenders party thereto and JP Morgan Chase Bank, N.A., as administrative agent, collateral agent, swingline lender and L/C Issuer.

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

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

“Disclosure controls and procedures”, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities and Exchange Act of 1934, as amended (“Exchange Act”), are designed to provide reasonable assurance that information required to be disclosed is accumulated and communicated to management in a timely manner. As of December 31, 2018, Telesat conducted an evaluation under the supervision and with the participation of its management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of its disclosure controls and procedures. Based on this evaluation, Telesat’s Chief Executive Officer and Chief Financial Officer concluded that Telesat’s disclosure controls and procedures were effective as of December 31, 2018 to provide reasonable assurance that information required to be disclosed by it in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

Management’s Report on Internal Control over Financial Reporting

Telesat’s management is responsible for establishing and maintaining adequate “internal control over financial reporting”, as such term is defined in Rule 13a-15(f) of the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements in a timely manner, and can provide only reasonable assurances that the objectives of the control system have been met. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the underlying policies and procedures.

An evaluation of the effectiveness of Telesat’s internal control over financial reporting was conducted by Telesat’s management, under the supervision and with the participation of Telesat’s Chief Executive Officer and Chief Financial Officer, based on the framework set forth in the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. Based on this evaluation, Telesat’s Chief Executive Officer and Chief Financial Officer have concluded that Telesat’s internal control over financial reporting was effective as of December 31, 2018.

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

Item 16B. Code of Ethics

Telesat Canada has adopted a written code of ethics that applies to all of its employees. A copy of the Code of Business Conduct is available, free of charge, on Telesat Canada’s website located at www.telesat.com. If any amendments are made to this Code of Business Conduct other than technical, administrative, or other non-substantive amendments, or if any waivers, including implicit waivers, from a provision of this Code of Business Conduct are granted to Telesat Canada’s Chief Executive Officer, Chief Financial Officer or other finance executives, Telesat Canada will disclose the nature of the amendment or waiver, its effective date and to whom it applies on its website or in a report on Form 6-K or other similar form filed with the SEC. There were no material amendments to, or waivers of, the Code of Business Conduct during our fiscal year ended December 31, 2018.

Item 16C. Principal Accountant Fees and Services

Deloitte LLP (“Deloitte”) acted as the principal independent registered public accounting firm for Telesat Canada for the years ended December 31, 2018 and December 31, 2017. Set forth below is a breakdown of fees for services rendered during those years.

	Years ended December 31,
	2018	2017
(In thousands of Canadian dollars)
Audit fees	$1,043	$939
Audit related fees	—	—
Tax fees	139	125
All other fees	3	4
Total	$1,185	$1,068

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

Audit Fees

Audit fees were for professional services rendered by Deloitte for the audit of our annual financial statements and for the reviews of our quarterly financial statements for the years ended December 31, 2018 and 2017. The audit fees also include fees for the audits of our pension plans and for other miscellaneous audits.

Audit Related Fees

Audit related fees relate are assurance and reasonably related to the performance of the audit of the annual financial statements that were not included in the above audit fees. There were no audit related fees for the years ended December 31, 2018 and 2017.

Tax Fees

The 2018 and 2017 tax fees include amounts related to Scientific Research & Experimental Development tax credit services.

All Other Fees

The 2018 and 2017 other fees related to access to on-line accounting research services.

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

PART III

Item 17. Financial Statements

See our Audited Consolidated Financial Statements beginning at page F-1.

Item 18. Financial Statements

Not applicable.

Item 19. Exhibits

Exhibit No.	Description
1.1	Certificate of Formation, dated September 7, 2007, and Certificate of Amendment to Certificate of Formation, dated October 12, 2007, of Telesat LLC(3)
1.2	Limited Liability Company Agreement of Telesat LLC, dated October 31, 2007(3)
1.3	Certificate and Articles of Amalgamation of Telesat Holdings Inc., dated as of January 1, 2017(13)
1.4	Certificate and Articles of Amalgamation of Telesat Canada, dated as of January 1, 2017(13)
1.5	By-Law No. 1 of Telesat Canada, dated as of January 1, 2017(13)
2.1	Indenture, dated November 17, 2016, with respect to Telesat Canada’s 8.875% Senior Notes due 2024, among Telesat Holdings, Telesat, Telesat LLC, as co-issuer, the guarantors party thereto and The Bank of New York Mellon, as Trustee(11)
2.2	First Supplemental Indenture, dated as of December 29, 2016, with respect to Telesat Canada’s 8.875% Senior Notes due 2024, among Telesat Canada, Telesat LLC, as co-issuer, the guarantors party thereto and The Bank of New York Mellon, as Trustee(13)
4.1	Adjustment Agreement, dated as of October 29, 2007, between Telesat Interco Inc. (formerly 4363213 Canada Inc.), BCE Inc, and Telesat Canada(2)
4.2	Shareholders Agreement, dated as of October 31, 2007, between Public Sector Pension Investment Board, Red Isle Private Investments Inc., Loral Space & Communications Inc., Loral Space & Communications Holdings Corporation, Loral Holdings Corporation, Loral Skynet Corporation, John P. Cashman, Colin D. Watson, Telesat Holdings Inc, (formerly 4363205 Canada Inc.), Telesat Interco Inc. (formerly 4363213 Canada Inc.), Telesat Canada and MHR Fund Management LLC(2)
4.3	Consulting Services Agreement, dated as of October 31, 2007, by and between Loral Space & Communications Inc. and Telesat Canada(2)
4.4	Form of Indemnity Agreement by and among Telesat Canada, Telesat Holdings Inc., Telesat Interco Inc. and Officers and Directors(3)
4.5	Indemnity Agreement dated as of October 31, 2007 by and among Loral Space & Communications Inc., Telesat Canada, Telesat Holdings Inc., Telesat Interco Inc. and Henry (Hank) Intven(2)
4.6	Acknowledgement and Indemnity Agreement, dated as of October 31, 2007, between Loral Space & Communications Inc., Telesat, Telesat Holdings Inc. (formerly 4363205 Canada Inc.), Telesat Interco Inc. (formerly 4363213 Canada Inc.) and McCarthy Tétrault LLP(2)
4.7	Grant Agreement, dated as of May 20, 2011, by and among Telesat Holdings Inc., Telesat Canada, Loral Space & Communications Inc, the Public Sector Pension Investment Board, 4440480 Canada Inc. and Daniel Goldberg(5)
4.8	Grant Agreement, dated as of May 31, 2011, by and among Telesat Holdings Inc., Telesat Canada, Loral Space & Communications Inc, the Public Sector Pension Investment Board, 4440480 Canada Inc. and Michel G. Cayouette(5)
4.9	Grant Agreement, dated as of May 31, 2011, by and among Telesat Holdings Inc., Telesat Canada, Loral Space & Communications Inc., the Public Sector Pension Investment Board, 4440480 Canada Inc. and Michael C. Schwartz(5)
4.10	Grant Agreement, dated as of November 18, 2013, by and among Telesat Holdings Inc., Telesat Canada, Loral Space & Communications Inc., the Public Sector Pension Investment Board, 4440480 Canada Inc. and Daniel Goldberg(9)

Exhibit No.	Description
4.11	Grant Agreement, dated as of November 18, 2013, by and among Telesat Holdings Inc., Telesat Canada, Loral Space & Communications Inc., the Public Sector Pension Investment Board, 4440480 Canada Inc. and Michel G. Cayouette(9)
4.12	Grant Agreement, dated as of January 28, 2016, by and among Telesat Holdings Inc., Telesat Canada, Loral Space & Communications Inc., the Public Sector Pension Investment Board, 4440480 Canada Inc. and Michael C. Schwartz(10)
4.13	Grant Agreement, dated as of September 6, 2018, by and among Telesat Canada, Loral Space & Communications Inc., the Public Sector Pension Investment Board, 4440480 Canada Inc. and Erwin C. Hudson(14)
4.14	Form of Accession Agreement to the Unanimous Shareholders’ Agreement by and among Telesat Holdings, Inc. and Daniel S. Goldberg, Michel G. Cayouette, Paul Bush and Michael Schwartz(8)
4.15	Grant Agreement, dated as of November 28, 2018, by and among Telesat Canada, Loral Space & Communications Inc., the Public Sector Pension Investment Board, 4440480 Canada Inc. and Daniel Goldberg(15)
4.16	Award Agreement for Restricted Share Units, dated as of November 28, 2018, by and among Telesat Canada, Loral Space & Communications Inc., the Public Sector Pension Investment Board, 4440480 Canada Inc. and Daniel Goldberg(15)
4.17	Grant Agreement, dated as of November 28, 2018, by and among Telesat Canada, Loral Space & Communications Inc., the Public Sector Pension Investment Board, 4440480 Canada Inc. and Daniel Goldberg(15)
4.18	Credit Agreement, dated as of March 28, 2012, by and among Telesat Holdings, Inc., Telesat Canada, Telesat LLC, the guarantors party thereto, JP Morgan Chase Bank, N.A., as administrative agent, and the other lenders party thereto(6)
4.19	Amendment No. 1, dated as of April 2, 2013, to the Credit Agreement dated as of March 28, 2012, by and among Telesat Holdings Inc., Telesat Canada, Telesat LLC, the guarantors party thereto, JP Morgan Chase Bank, N.A., as administrative agent, and the other lenders party thereto(7)
4.20	Amendment No. 2, dated as of November 17, 2016, to the Credit Agreement dated as of March 28, 2012, as amended by Amendment No. 1 on April 2, 2013 by and among Telesat Holdings Inc., Telesat Canada, Telesat LLC, the guarantors party thereto, the lenders party thereto and JP Morgan Chase Bank, N.A., as administrative agent, collateral agent, swingline lender and L/C Issuer.(11)
4.21	Amendment No. 3 dated December 19, 2016 to the Credit Agreement, dated as of March 28, 2012, as amended by Amendment No. 1 on April 2, 2013, as further amended by Amendment No. 2 on November 17, 2016, by and among Telesat Canada, Telesat LLC, the guarantors party thereto, the lenders party thereto and JP Morgan Chase Bank, N.A., as administrative agent, collateral agent, swingline lender and L/C Issuer.(12)
4.22	Amendment No. 4 dated February 1, 2017 to the Credit Agreement, dated as of March 28, 2012, as amended by Amendment No. 1 on April 2, 2013, as further amended by Amendment No. 2 on November 17, 2016, and as further amended by Amendment No. 3 on December 19, 2016, by and among Telesat Canada, Telesat LLC, the guarantors party thereto, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent, collateral agent, swingline lender and L/C Issuer.(12)
4.23	Amendment No. 5 dated April 26, 2018 to the Credit Agreement, dated as of March 28, 2012, as amended by Amendment No. 1 on April 2, 2013, as further amended by Amendment No. 2 on November 17, 2016, as further amended by Amendment No. 3 on December 19, 2016, and as further amended by Amendment No. 4 on February 1,2017, by and among Telesat Canada, Telesat LLC, the guarantors party thereto, the lenders party thereto and JP Morgan Chase Bank, N.A., as administrative agent, collateral agent, swingline lender and L/C Issuer.(16)
4.24	Share Purchase Agreement among 4363213 Canada Inc., BCE Inc. and Telesat Canada dated December 16, 2006(1)
4.25	Space Segment Assignment and Assumption Agreement, dated as of March 1, 2011, by and among Telesat IOM Limited and Loral Space & Communications Inc.(4)
4.26	Gateway Facilities Assignment and Assumption Agreement, dated as of March 1, 2011, by and among Telesat Canada, Loral Space & Communications Inc. and Loral Canadian Gateway Corporation(4)
4.27	Barrett Assignment Agreement, dated as of March 1, 2011, by and among Telesat (IOM) Limited and Loral Space & Communications Inc.(4)
4.28	Guarantee Novation Agreement, dated as of August 3, 2012, by and among Loral Space & Communications Inc., MacDonald, Dettwiler and Associates Ltd. and Telesat Canada(8)
8.1*	List of Subsidiaries
12.1*	Section 302 Certification of Chief Executive Officer
12.2*	Section 302 Certification of Chief Financial Officer
13.1*	Section 906 Certification of Chief Executive Officer
13.2*	Section 906 Certification of Chief Financial Officer

(1)	Incorporated by reference from the Current Report on Form 8-K of Loral Space & Communications Inc. filed on December 21, 2006.
(2)	Incorporated by reference from the Current Report on Form 8-K of Loral Space & Communications Inc. filed on November 2, 2007.
(3)	Incorporated by reference from the Form F-4 of Telesat Canada filed on June 5, 2009.
(4)	Incorporated by reference from the Annual Report on Form 20-F of Telesat Canada filed on March 3, 2011.
(5)	Incorporated by reference from the Current Report on Form 8-K of Loral Space & Communications Inc. filed on June 13, 2011.
(6)	Incorporated by reference from the Report of Foreign Issuer on Form 6-K of Telesat Canada filed on March 29, 2012.
(7)	Incorporated by reference from the Report of Foreign Issuer on Form 6-K of Telesat Holdings Inc. filed on April 2, 2013.
(8)	Incorporated by reference from the Annual Report on Form 20-F of Telesat Holdings Inc. filed on February 21, 2013.
(9)	Incorporated by reference from the Current Report on Form 8-K of Loral Space & Communications Inc. filed on November 20, 2013.
(10)	Incorporated by reference from the Current Report on Form 8-K of Loral Space & Communications Inc. filed on January 29, 2016.
(11)	Incorporated by reference from the Report of Foreign Issuer on Form 6-K of Telesat Holdings Inc. filed on November 17, 2016.
(12)	Incorporated by reference from the Report of Foreign Issuer on Form 6-K of Telesat Canada (Formerly Telesat Holdings Inc.) filed on February 2, 2017.
(13)	Incorporated by reference from the Annual Report on Form 20-F of Telesat Canada filed on March 2, 2017.
(14)	Incorporated by reference from the Current Report on Form 8-K of Loral Space & Communications Inc. filed on September 6, 2018.
(15)	Incorporated by reference from the Current Report on Form 8-K of Loral Space & Communications Inc. filed on November 29, 2018.
(16)	Incorporated by reference from the Report of Foreign Issuer on Form 6-K of Telesat Canada filed on April 26, 2018.

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Telesat Canada

/s/ Daniel S. Goldberg

Name:	Daniel S. Goldberg
Title:	President and Chief Executive Officer

Date: March 1, 2019

 Telesat Canada

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Telesat Canada

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Telesat Canada and subsidiaries (the “Company”) as of December 31, 2018 and 2017, the related consolidated statements of (loss) income, consolidated statements of comprehensive (loss) income, consolidated statements of changes in shareholders’ equity, and consolidated statements of cash flows, for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Change in Accounting Principles

As discussed in Note 3 to the financial statements, the Company has changed its method of accounting for revenue from contracts with customers and for accounting for financial instruments in fiscal year 2018 due to the adoption of the new revenue standard and new financial instruments standard, respectively.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ Deloitte LLP

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada

February 28, 2019

We have served as the Company’s auditor since 1993.

Telesat Canada

Consolidated Statements of (Loss) Income

For the years ended December 31

(in thousands of Canadian dollars)	Notes	2018	2017	2016

Revenue	6	$902,932	$927,407	$930,854
Operating expenses	7	(185,827)	(187,687)	(174,923)
		717,105	739,720	755,931
Depreciation		(224,851)	(221,058)	(224,773)
Amortization		(24,305)	(26,330)	(27,690)
Other operating gains (losses), net	8	743	5,902	(2,565)
Operating income		468,692	498,234	500,903
Interest expense	9	(237,786)	(200,144)	(198,815)
Loss on refinancing	24	-	-	(31,850)
Interest and other income		16,498	3,004	6,078
(Loss) gain on changes in fair value of financial instruments		(18,205)	60,306	7,877
(Loss) gain on foreign exchange		(259,079)	223,898	92,613
(Loss) income before tax		(29,880)	585,298	376,806
Tax expense	10	(61,056)	(80,245)	(83,906)
Net (loss) income		$(90,936)	$505,053	$292,900

See accompanying notes to the consolidated financial statements

Telesat Canada

Consolidated Statements of Comprehensive (Loss) Income

For the years ended December 31

(in thousands of Canadian dollars)	Notes	2018	2017	2016

Net (loss) income		$(90,936)	$505,053	$292,900
Other comprehensive income (loss)
Items that may be reclassified into profit or loss
Foreign currency translation adjustments		44,459	(48,563)	(1,765)
Items that will not be reclassified into profit or loss
Actuarial gains (losses) on employee benefit plans	29	7,755	(5,171)	5,100
Tax (expense) recovery		(2,031)	673	(1,424)
Other comprehensive income (loss)		50,183	(53,061)	1,911
Total comprehensive (loss) income		$(40,753)	$451,992	$294,811

See accompanying notes to the consolidated financial statements

Telesat Canada

Consolidated Statements of Changes in Shareholders' Equity

(in thousands of Canadian dollars)	Notes	Common shares	Preferred shares	Total share capital	Accumulated earnings	Equity-settled employee benefits reserve	Foreign currency translation reserve	Total reserves	Total shareholders' equity

Balance as at January 1, 2016		$340,602	$316,272	$656,874	$188,479	$32,265	$40,510	$72,775	$918,128
Net income		-	-	-	292,900	-	-	-	292,900
Dividends declared on preferred shares	25	-	-	-	(10)	-	-	-	(10)
Repurchase of stock options	28	-	-	-	(15,913)	(8,745)	-	(8,745)	(24,658)
Issuance of share capital	25	-	1,861	1,861	(1,269)	(592)	-	(592)	-
Other comprehensive income (loss), net of tax expense of $1,424		-	-	-	3,676	-	(1,765)	(1,765)	1,911
Share-based compensation		-	-	-	-	5,770	-	5,770	5,770
Balance as at December 31, 2016		$340,602	$318,133	$658,735	$467,863	$28,698	$38,745	$67,443	$1,194,041
Balance as at January 1, 2017		$340,602	$318,133	$658,735	$467,863	$28,698	$38,745	$67,443	$1,194,041
Net income		-	-	-	505,053	-	-	-	505,053
Dividends declared on preferred shares	25	-	-	-	(10)	-	-	-	(10)
Return of capital	25	(314,022)	(192,113)	(506,135)	-	-	-	-	(506,135)
Issuance of share capital on stock option exercise	25	-	82	82	-	(5)	-	(5)	77
Other comprehensive loss, net of tax recovery of $673		-	-	-	(4,498)	-	(48,563)	(48,563)	(53,061)
Share-based compensation		-	-	-	-	2,856	-	2,856	2,856
Balance as at December 31, 2017		$26,580	$126,102	$152,682	$968,408	$31,549	$(9,818)	$21,731	$1,142,821
Balance as at January 1, 2018		$26,580	$126,102	$152,682	$968,408	$31,549	$(9,818)	$21,731	$1,142,821
Net loss		-	-	-	(90,936)	-	-	-	(90,936)
Issuance of share capital on exercise of stock appreciation rights	25	-	1,024	1,024	(1,079)	(339)	-	(339)	(394)
Cumulative effect adjustment	3	-	-	-	(38,516)	-	322	322	(38,194)
Other comprehensive income, net of tax expense of $2,031		-	-	-	5,724	-	44,459	44,459	50,183
Share-based compensation		-	-	-	-	29,505	-	29,505	29,505
Balance as at December 31, 2018		$26,580	$127,126	$153,706	$843,601	$60,715	$34,963	$95,678	$1,092,985

See accompanying notes to the consolidated financial statements

Telesat Canada

Consolidated Balance Sheets

(in thousands of Canadian dollars)	Notes	December 31, 2018	December 31, 2017

Assets
Cash and cash equivalents	30	$768,433	$479,045
Trade and other receivables	11	45,631	64,986
Other current financial assets	12	18,779	2,437
Prepaid expenses and other current assets	13	16,381	8,503
Total current assets		849,224	554,971
Satellites, property and other equipment	6, 16	1,703,039	1,791,847
Deferred tax assets	10	10,799	4,617
Other long-term financial assets	6, 14	55,755	83,531
Other long-term assets	6, 15	7,912	3,056
Intangible assets	6, 17	811,154	812,995
Goodwill	18	2,446,603	2,446,603
Total assets		$5,884,486	$5,697,620

Liabilities
Trade and other payables	19	$30,659	$37,919
Other current financial liabilities	20	26,386	26,355
Other current liabilities	21	113,289	77,324
Current indebtedness	24	7,888	14,486
Total current liabilities		178,222	156,084
Long-term indebtedness	24	3,716,340	3,528,891
Deferred tax liabilities	10	406,900	445,114
Other long-term financial liabilities	22	54,521	58,831
Other long-term liabilities	23	435,518	365,879
Total liabilities		4,791,501	4,554,799

Shareholders' Equity
Share capital	25	153,706	152,682
Accumulated earnings		843,601	968,408
Reserves		95,678	21,731
Total shareholders' equity		1,092,985	1,142,821
Total liabilities and shareholders' equity		$5,884,486	$5,697,620

See accompanying notes to the consolidated financial statements

Telesat Canada

Consolidated Statements of Cash Flows

For the years ended December 31

(in thousands of Canadian dollars)	Notes	2018	2017	2016

Cash flows from operating activities
Net (loss) income		$(90,936)	$505,053	$292,900
Adjustments to reconcile net (loss) income to cash flows from operating activities
Depreciation		224,851	221,058	224,773
Amortization		24,305	26,330	27,690
Tax expense	10	61,056	80,245	83,906
Interest expense	9	237,786	200,144	198,815
Interest income		(12,415)	(6,024)	(6,700)
Loss (gain) on foreign exchange		259,079	(223,898)	(92,613)
Loss (gain) on changes in fair value of financial instruments		18,205	(60,306)	(7,877)
Share-based compensation	28	29,505	2,856	5,770
Loss on disposal of assets	8	353	269	2,565
Loss on refinancing	24	-	-	31,850
Other		(91,580)	(49,040)	(36,966)
Income taxes paid, net of income taxes received	30	(106,308)	(62,991)	(120,472)
Interest paid, net of capitalized interest and interest received	30	(176,417)	(195,248)	(152,261)
Repurchase of stock options	28	-	-	(24,658)
Operating assets and liabilities	30	88,813	48,252	100,637
Net cash from operating activities		466,297	486,700	527,359
Cash flows used in investing activities
Satellite programs, including capitalized interest		(67,387)	(135,986)	(236,834)
Purchase of property and other equipment		(15,997)	(10,616)	(6,977)
Purchase of intangible assets		(19,923)	(18,011)	(42,285)
Net cash used in investing activities		(103,307)	(164,613)	(286,096)
Cash flows used in financing activities
Repayment of indebtedness	30	(94,951)	(31,620)	(4,008,356)
Proceeds from indebtedness	30	-	-	3,935,576
Payment of debt issue costs	30	(10,190)	(42,867)	(58,141)
Return of capital to shareholders		-	(506,135)	-
Capital lease payments	30	(29)	(30)	(30)
Satellite performance incentive payments	30	(9,037)	(8,436)	(8,934)
Settlement of derivatives		-	207	130
Proceeds from exercise of stock options		-	77	-
Dividends paid on preferred shares		-	(10)	(10)
Net cash used in financing activities		(114,207)	(588,814)	(139,765)

Effect of changes in exchange rates on cash and cash equivalents		40,605	(36,634)	(9,818)

Increase (decrease) in cash and cash equivalents		289,388	(303,361)	91,680
Cash and cash equivalents, beginning of year		479,045	782,406	690,726
Cash and cash equivalents, end of year	30	$768,433	$479,045	$782,406

See accompanying notes to the consolidated financial statements

Telesat Canada

Notes to the 2018 Consolidated Financial Statements
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

Telesat Canada (the “Company” or “Telesat”) is a Canadian corporation. Telesat is a leading global satellite operator providing reliable and secure satellite-delivered communication solutions worldwide to broadcast, telecom, corporate and government customers. Headquartered in Ottawa, Canada, the Company’s state-of-the-art fleet consists of 17 geostationary satellites and the Canadian payload on ViaSat-1. In 2018, an additional satellite was launched into low earth orbit (“LEO”) as part of Telesat’s plans to deploy an advanced, global LEO constellation.

As at December 31, 2018, Loral Space and Communications Inc. (“Loral”) and Canada’s Public Sector Pension Investment Board (“PSP Investments”) indirectly held economic interests in Telesat of approximately 63% and 36%, respectively, with the remaining economic interest held by various individuals. Loral indirectly held a voting interest of 33% on all matters including the election of directors. PSP Investments indirectly held a voting interest of 67% on all matters except for the election of directors, and a 29% voting interest for the election of directors. The remaining voting interest of 38% for the election of directors is held by shareholders of the Company’s Director Voting Preferred Shares.

Unless the context states or requires otherwise, references herein to the “financial statements” or similar terms refer to the audited consolidated financial statements of Telesat Canada.

On February 28, 2019, these financial statements were approved by the Audit Committee of the Board of Directors and authorized for issue.

2. BASIS OF PRESENTATION

Statement of Compliance

The consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). With the exception of the changes in accounting policies outlined in Note 3, the accounting policies described in Note 4 were consistently applied to all the years presented.

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

Telesat Canada

Notes to the 2018 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

3. CHANGES IN ACCOUNTING POLICIES

IFRS 15, Revenue from Contracts with Customers

The Company has adopted IFRS 15, Revenue from Contracts with Customers (“IFRS 15”), with a date of initial adoption of January 1, 2018. Under the standard, revenue is recognized when a customer obtains control of promised goods or services in an amount that reflects the consideration the entity expects to receive in exchange for those goods and services. In addition, the standard requires disclosure of the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. The Company has elected to adopt IFRS 15 using a modified retrospective approach with the cumulative effect of initially applying the standard being recorded as an adjustment to the opening balance of accumulated earnings. The comparative information has not been restated and continues to be reported under the accounting standards in effect for those years.

The main impacts of this standard relate to the following:

•	an adjustment to the promised amount of consideration for effects of the time value of money for prepayment contracts with a significant financing component. This resulted in an increase in deferred tax assets, satellites, property and other equipment, both other current and long-term liabilities, reserves and a decrease to accumulated earnings and deferred tax liabilities as of January 1, 2018; and

•	an adjustment is required for certain contracts in which the Company would be considered as an agent under the new revenue standard as opposed to a principal under the former standard. This change had no impact on the balance sheet as at January 1, 2018.

The impacts on the balance sheet from the changes relating to IFRS 15 have been summarized below in the Impact on Opening Balance Sheet section.

The Company has elected to use the practical expedient where the effect of all modifications to a contract prior to January 1, 2018 need not be separately evaluated.

IFRS 9, Financial Instruments

The Company has adopted IFRS 9, Financial Instruments (“IFRS 9”), with a date of initial adoption of January 1, 2018. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing multiple rules in IAS 39. The approach in IFRS 9 is generally based on how an entity manages its financial assets in the context of its business model and the contractual cash flow characteristics of the financial assets. Impairments of financial assets are determined using a single impairment model that requires entities to recognize expected credit losses without requiring a triggering event to occur. The new impairment model applies to financial assets measured at amortized cost or fair value through other comprehensive income (“FVTOCI”), except for investments in equity instruments, and to contract assets. IFRS 9 largely retains the existing requirements under IAS 39 for the classification and measurement of financial liabilities, with the exception of the following change applicable to the Company:

•	IFRS 9 changes the accounting for non-substantial modifications of financial liabilities. Under IFRS 9, when a financial liability is modified but not derecognized, the Company recalculates the amortized cost of the modified financial liability by discounting the modified contractual cash flows using the original effective interest rate. Any adjustment to the amortized cost of the financial liability is recognized on the statement of income.

This standard is applied retrospectively with the cumulative effect of initially applying the standard being recorded as an adjustment to the opening balance of accumulated earnings as at January 1, 2018. The Company has not restated comparative years.

Telesat Canada

Notes to the 2018 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

3. CHANGES IN ACCOUNTING POLICIES – (continued)

The main impact of the adoption of IFRS 9 was the following:

•	The change in accounting for non-substantial modifications of financial liabilities resulted in an amount recognized relating to the repricing of the Term Loan B – U.S. Facility which reduced the applicable margin from 3.75% to 3.00% on February 1, 2017. This resulted in an increase in deferred tax assets, deferred tax liabilities and accumulated earnings and a decrease in indebtedness on January 1, 2018.

The new expected credit loss model had an insignificant impact on the Company’s impairment allowance.

The impact on the balance sheet from the change relating to IFRS 9 has been summarized below in the Impact on Opening Balance Sheet section.

IFRS 2, Share-Based Payments

The Company has adopted the amendments to IFRS 2, Share-Based Payments (“IFRS 2”), with a date of initial adoption of January 1, 2018. These amendments clarify the accounting treatment and disclosure requirements for certain types of share-based payment transactions, including cash settled share-based payment transactions, share-based payment transactions with a net settlement feature for withholding tax obligations, as well as modifications of share-based payment transactions from cash settled to equity settled. These amendments had no impact on the consolidated financial statements.

Impact on Opening Balance Sheet

The following table summarizes the effect, increases (decreases), of adopting these accounting standards on the balances of the balance sheet as at January 1, 2018.

(in thousands of Canadian dollars)	IFRS 15	IFRS 9	Total
Deferred tax assets	$1,263	$93	$1,356

Satellites, property and other equipment	$395	$—	$395

Other current liabilities	$21,007	$—	$21,007

Current indebtedness	$—	$(5,549)	$(5,549)

Long-term indebtedness	$—	$(30,523)	$(30,523)

Deferred tax liabilities	$(21,676)	$9,599	$(12,077)

Other long-term liabilities	$67,087	$—	$67,087

Accumulated earnings	$(65,082)	$26,566	$(38,516)

Reserves	$322	$—	$322

Telesat Canada

Notes to the 2018 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

3. CHANGES IN ACCOUNTING POLICIES – (continued)

Impact on December 31, 2018 financial statements

IFRS 15 requires disclosures of the impact on the financial statements of the implementation of the standard. The impact on the balance sheet as at December 31, 2018 and the statement of loss, statement of other comprehensive loss and statement of cash flows for the year ended December 31, 2018 have been summarized below:

Balance sheet as at December 31, 2018

(in thousands of Canadian dollars)	As reported	IFRS 15 adjustments	Balance without the adoption of IFRS 15

Satellites, property and other equipment	$1,703,039	$2,989	$1,700,050

Deferred tax assets	$10,799	$2,637	$8,162

Other current liabilities	$113,289	$15,046	$98,243

Deferred tax liabilities	$406,900	$(16,021)	$422,921

Other long-term liabilities	$435,518	$60,978	$374,540

Accumulated earnings	$843,601	$(54,699)	$898,300

Reserves	$95,678	$322	$95,356

Statement of loss for the year ended December 31, 2018

(in thousands of Canadian dollars)	As reported	IFRS 15 adjustments	Balance without the adoption of IFRS 15

Revenue	$902,932	$19,512	$883,420

Operating expenses	$(185,827)	$20,558	$(206,385)

Depreciation	$(224,851)	$160	$(225,011)

Operating income	$468,692	$40,230	$428,462

Interest expense	$(237,786)	$(25,328)	$(212,458)

Loss before tax	$(29,880)	$14,902	$(44,782)

Tax expense	$(61,056)	$(4,301)	$(56,755)

Net loss	$(90,936)	$10,601	$(101,537)

Telesat Canada

Notes to the 2018 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

3. CHANGES IN ACCOUNTING POLICIES – (continued)

Statement of comprehensive loss for the year ended December 31, 2018

(in thousands of Canadian dollars)	As reported	IFRS 15 adjustments	Balance without the adoption of IFRS 15

Net loss	$(90,936)	$10,601	$(101,537)

Foreign currency translation adjustments	$44,459	$(217)	$44,676

Other comprehensive income	$50,183	$(217)	$50,400

Total comprehensive loss	$(40,753)	$10,384	$(51,137)

Statement of cash flows for the year ended December 31, 2018

(in thousands of Canadian dollars)	As reported	IFRS 15 adjustments	Balance without the adoption of IFRS 15

Cash flows from operating activities

Net loss	$(90,936)	$10,601	$(101,537)

Adjustments to reconcile net loss to cash flows from operating activities

Depreciation	$224,851	$(160)	$225,011

Tax expense	$61,056	$4,301	$56,755

Interest expense	$237,786	$25,328	$212,458

Other	$(91,580)	$(40,070)	$(51,510)

Interest paid, net of capitalized interest and interest received	$(176,417)	$2,046	$(178,463)

Net cash from operating activities	$466,297	$2,046	$464,251

Cash flows used in investing activities

Satellite programs, including capitalized interest	$(67,387)	$(2,046)	$(65,341)

Net cash used in investing activities	$(103,307)	$(2,046)	$(101,261)

4. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared on an historical cost basis except for certain financial instruments which were measured at their fair values, as explained in the accounting policies below. Historical cost is based on the fair value of the consideration given or received in exchange for assets or liabilities.

Telesat Canada

Notes to the 2018 Consolidated Financial Statements
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

Foreign Currency Translation

Unless otherwise specified, all figures reported in the consolidated financial statements and associated note disclosures are presented in Canadian dollars, which is the functional and presentation currency of the Company. Each of the subsidiaries of the Company determines their own functional currency and uses that currency to measure items on their separate financial statements.

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

Revenue Recognition

Telesat recognizes revenue from satellite services on a monthly basis as services are performed in an amount that reflects the consideration the Company expects to receive in exchange for those services. Telesat accounts for a contract when it has approval and commitment from both parties, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability is considered probable.

Revenue from a contract to sell consulting services is recognized as follows:

•	Consulting revenue for cost plus contracts is recognized as the approved time and labour is completed by Telesat.

•	The percentage of completion method is used for fixed price consulting revenue contracts. The percentage completion method is measured by comparing actual cost incurred to total cost expected.

Equipment sale revenue is recognized when the customer obtains control of the equipment, being at the time the equipment is delivered to and accepted by the customer. Only equipment sales are subject to warranty or return and there is no general right of return. Historically, the Company has not incurred significant expenses for warranties.

When a transaction involves more than one product or service, revenue is allocated to each performance obligation based on its relative stand-alone selling price. Transactions are evaluated to determine whether the Company is the principal and if the transactions should be recorded on a gross or net basis.

Telesat Canada

Notes to the 2018 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

4. SIGNIFICANT ACCOUNTING POLICIES – (continued)

Deferred Revenue

Deferred revenue represents the Company’s liability for the provision of future services and is classified on the balance sheet in other current and long-term liabilities. Deferred revenue consists of remuneration received in advance of the provision of service and in the majority of cases is recognized in income on a straight-line basis over the term of the related customer contracts. In the case of certain deferred revenue for short-term services, balances are recognized into income upon the completion or percentage completion of the related contract. Prepayments are evaluated to determine whether or not they constitute a significant financing component. The Company has elected a practical expedient whereby if the timing difference between the customer prepayment and the transfer of control of the promised goods and services is less than a year then it would not be considered as a significant financing component.

A significant financing component will only occur in the following circumstances:

•	There is a timing difference between when the control of goods or services is transferred to the customer and when the customer pays for the goods;

•	The timing difference between the customer prepayment and transfer of control of the promised goods and services is in excess of one year; and

•	The primary reason for the prepayment is for financing purposes.

In the case of the existence of a significant financing component, the amount of the consideration is adjusted to reflect what the cash selling price of the promised service would have been if payments had occurred as control of the service was transferred to the customer. The discount rate used in determining the significant financing component is the rate that would be reflected in a separate financing transaction between the Company and the customer at contract inception.

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

Below are the estimated useful lives in years of satellites, property and other equipment as at December 31, 2018.

Years
Satellites	12 to 15
Property and other equipment	3 to 30

Construction in progress is not depreciated as depreciation only commences when the asset is ready for its intended use. For satellites, depreciation commences on the day the satellite becomes available for service.

Telesat Canada

Notes to the 2018 Consolidated Financial Statements
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

In cases where there are indicators of impairment, the recoverable amount of the asset, which is the higher of its fair value less costs of disposal and its value in use, is determined. If it is not practicable to measure the recoverable amount for a particular asset, the Company determines the recoverable amount of the cash generating unit (“CGU”) with which it is associated. A CGU is the smallest identifiable group of assets that generates cash inflows which are largely independent of the cash inflows from other assets or groups of assets.

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

Telesat Canada

Notes to the 2018 Consolidated Financial Statements
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

Below are the estimated useful lives in years of the finite life intangible assets as at December 31, 2018.

Years
Revenue backlog	12 to 17
Customer relationships	6 to 21
Customer contracts	5 to 15
Concession rights	1 to 15
Transponder rights	16
Patents	18

Impairment of Goodwill and Indefinite Life Intangible Assets

An assessment for impairment of goodwill and indefinite life intangible assets is performed annually, or more frequently whenever events or changes in circumstances indicate that the carrying amounts of these assets are likely to exceed their recoverable amount. Goodwill is tested for impairment at the entity level as this represents the lowest level within the Company at which the goodwill is monitored for internal management purposes, and is not larger than an operating segment. Indefinite life intangible assets have not been allocated to any CGU and are tested for impairment at the asset level.

Goodwill and indefinite life intangible assets are qualitatively assessed for indicators of impairment.

If the qualitative assessment concludes an indication of impairment, a quantitative impairment test is performed. A quantitative impairment test consists of assessing the recoverable amount of an asset, which is the higher of its fair value less costs of disposal and its value in use. For the quantitative impairment assessment, fair value is calculated on a recurring basis and is calculated using level 2 or level 3 of the fair value hierarchy depending on the valuation approach being utilized.

Orbital Slots

In performing the quantitative orbital slot impairment analysis, the Company determines, for each orbital slot, its fair value less costs of disposal, and its value in use on an annual basis. The higher of these two amounts is determined to be the recoverable amount. To the extent that the recoverable amount is less than the carrying value of the asset, an impairment exists and the asset is written down to its recoverable amount.

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

Telesat Canada

Notes to the 2018 Consolidated Financial Statements
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

Goodwill

In performing the quantitative goodwill impairment analysis, the Company assesses the recoverable amount of goodwill using the income approach as well as the market approach in the determination of the fair value of goodwill at the entity level.

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

Trade Name

For the purposes of quantitative impairment testing, the fair value of the trade name is determined using an income approach, specifically the relief from royalties method.

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

Intellectual Property

In performing the quantitative intellectual property impairment analysis, the Company determines its fair value less costs of disposal, and its value in use on an annual basis. The higher of these two amounts is determined to be the recoverable amount. To the extent that the recoverable amount is less than the carrying value of the asset, an impairment exists and the asset is written down to its recoverable amount.

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

Telesat Canada

Notes to the 2018 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

4. SIGNIFICANT ACCOUNTING POLICIES – (continued)

Financial Instruments

Financial assets are initially recognized at fair value. Financial assets are measured using one of three measurement approaches (fair value through profit or loss (“FVTPL”), fair value through other comprehensive income (“FVTOCI”), or amortized cost). A financial asset is measured at amortized cost if it is not designated as FVTPL, it is held within a business model whose objective is to hold assets to collect contractual cash flows and its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. A debt investment is measured at FVTOCI if it is not designated at FVTPL, it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amounts outstanding. On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in OCI. This election is made on an investment by investment basis. All financial assets not classified as measured at amortized cost or FVTOCI as described above are measured at FVTPL.

The following accounting policies apply to the subsequent measurement of the Company’s financial assets:

•	Amortized cost: The financial assets are subsequently measured at amortized cost in accordance with the effective interest method. The amortized cost is reduced by any impairment losses; and

•	FVTPL: These financial assets are subsequently measured at fair value with changes in fair value recorded in the consolidated statement of (loss) income as part of (loss) gain on changes in fair value of financial instruments.

Financial liabilities are initially measured at fair value. Financial liabilities are classified as amortized cost or FVTPL. Financial liabilities that are classified as amortized cost are measured and recorded at amortized cost in accordance with the effective interest method. Financial liabilities classified as FVTPL are subsequently measured at fair value with changes in fair value recorded in the consolidated statement of (loss) income as part of the (loss) gain on changes in fair value of financial instruments.

The Company has used derivative financial instruments to manage its exposure to foreign exchange risk associated with debt denominated in foreign currencies, as well as to reduce its exposure to interest rate risk associated with debt. Currently, the Company does not designate any of its derivative financial instruments as hedging instruments for accounting purposes. All realized and unrealized gains and losses on these derivative financial instruments are recorded in the consolidated statement of (loss) income as part of (loss) gain on changes in fair value of financial instruments.

Derivatives, including embedded derivatives that must be separately accounted for, are recorded at fair value on the consolidated balance sheet at inception and marked to market at each reporting period thereafter. Derivatives embedded in financial liabilities and other non-financial instrument contracts are treated as separate derivatives when their risk and characteristics are not closely related to those of the host contract and the host contract is measured separately according to its characteristics. The Company accounts for embedded foreign currency derivatives and the related host contract as a single instrument where the contract requires payments denominated in the currency that is commonly used in contracts to procure non-financial items in the economic environment in which the Company transacts.

Transaction costs for instruments classified as FVTPL are expensed as incurred. Transaction costs that are directly attributable to the acquisition of financial assets and liabilities (other than FVTPL) are added or deducted from the fair value of the financial asset or financial liability on initial recognition.

The Company’s financial assets classified as amortized cost and contract assets are subject to impairment requirements. The Company has elected to measure loss allowances for trade receivables and other contract assets at an amount equal to lifetime expected credit loss. The lifetime expected credit losses are the expected credit losses that result from possible default events over the expected life of the instrument.

Telesat Canada

Notes to the 2018 Consolidated Financial Statements
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

Pension plan assets are valued at fair value. The discount rate is based on the market interest rate of high quality bonds and is consistent with guidance described by Canadian Institute of Actuaries in June 2018 in the Revised Educational Note. Past service costs arising from plan amendments are recognized immediately to the extent that the benefits are already vested, and otherwise are amortized on a straight-line basis over the average remaining vesting period. A valuation is performed at least every three years to determine the present value of the accrued pension and other retirement benefits.

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

The pension expense for 2018 was determined based on membership data as at December 31, 2016. The accrued benefit obligation as at December 31, 2018 was determined based on the membership data as at December 31, 2017, and extrapolated one year based on December 31, 2018 assumptions. For certain Canadian post-retirement benefits, the expense for 2018 was based on membership and eligibility data as at September 30, 2015 and the accrued benefit obligations as at December 31, 2018 was based on membership data as at September 30, 2018. For certain American post-retirement benefits, the expense for 2018 was based on membership and eligibility data as at January 1, 2018. The accrued benefit obligation for certain American post-retirement benefits as at December 31, 2018 was determined based on membership data as at January 1, 2018, and extrapolated, based on December 31, 2018 assumptions. The most recent valuation of the pension plans for funding purposes was as of December 31, 2017. Valuations will be performed for the pension plans as of December 31, 2018.

Telesat Canada

Notes to the 2018 Consolidated Financial Statements
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

Share-Based Compensation Plans

The Company offers equity-settled share-based compensation plans for certain key employees under which it receives services from employees in exchange for equity instruments of the Company. The expense is based on the fair value of the awards granted using the Black-Scholes option pricing model. The expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are satisfied, with a corresponding increase in equity. For awards with graded vesting, the fair value of each tranche is recognized over the respective vesting period with a significant higher proportionate amount of the total expense being recognized earlier in the vesting period.

Restricted Share Units

For each restricted share unit (“RSU”), an expense is recorded over the vesting period equal to the fair value of the Non-Voting Participating Preferred shares with a corresponding increase in equity. For awards with graded vesting, the fair value of each tranche is recognized over the respective vesting period with a significant higher proportionate amount of the total expense being recognized earlier in the vesting period. RSU’s are expected to be settled in Non-Vesting Participating Preferred shares of Telesat.

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

Telesat Canada

Notes to the 2018 Consolidated Financial Statements
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

Companies can elect to use either a retrospective approach with a restatement of comparative information or a modified retrospective approach with the cumulative effect of initial application shown in retained earnings instead of the restatement of the comparative information. The Company has elected to use a modified retrospective approach on adoption.

Based on the evaluations to date, the Company has identified the following areas that will be affected:

•	A material amount will be required to be recognized for contracts that Telesat has entered into as the lessee. Telesat anticipates that this will result in an increase in satellites, property and other equipment and other current and long-term liabilities as at January 1, 2019. On the balances to be capitalized on January 1, 2019, going forward this will result in lower operating expenses and higher interest and depreciation expenses; and

•	Additional disclosure will be required for the new standard.

This standard is effective for annual periods beginning on or after January 1, 2019. The Company has not yet finalized the quantification of the above noted impacts of this adoption as it continues to evaluate the impact of IFRS 16 and emerging guidance.

Income taxes

IFRIC 23, Uncertainty over Income Taxes Treatments was issued by the IASB in June 2017. The interpretation clarifies how to apply the recognition and measurement requirements in IAS 12, Income Taxes when there is uncertainty over income tax treatments. This interpretation is effective for annual reporting periods beginning on or after January 1, 2019. This interpretation is not expected to have an impact on the Company’s consolidated financial statements.

5. CRITICAL ACCOUNTING JUDGMENTS AND ESTIMATES

Critical judgments in applying accounting policies

The following are the critical judgments made in applying the Company’s accounting policies which have the most significant effect on the amounts reported in the financial statements:

Deferred Revenue

The Company’s accounting policy relating to deferred revenue is described in Note 4. Certain of the Company’s revenue agreements were noted to include a significant financing component, Judgment by management is required to determine the discount rate used in the significant financing component calculation.

Telesat Canada

Notes to the 2018 Consolidated Financial Statements
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

The accounting estimates and assumptions critical to the determination of the amounts reported in the financial statements were as follows:

Derivative financial instruments measured at fair value

Derivative financial assets and liabilities measured at fair value were $52.4 million and $5.6 million, respectively, as at December 31, 2018 (December 31, 2017 — $64.9 million and $5.5 million, respectively).

Quoted market values are unavailable for the Company’s financial instruments and, in the absence of an active market, the Company determines fair value for financial instruments based on prevailing market rates (bid and ask prices, as appropriate) for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market-based inputs. The determination of fair value is significantly impacted by the assumptions used for the amount and timing of estimated future cash flows and discount rates. As a result, the fair value of financial assets and liabilities and the amount of (loss) gain on changes in fair value of financial instruments recorded to net (loss) income could vary.

Impairment of goodwill

Goodwill represented $2,446.6 million of total assets as at December 31, 2018 and 2017. Determining whether goodwill is impaired using a quantitative approach requires an estimation of the Company’s value which requires management to estimate the future cash flows expected to arise from operations and to make assumptions regarding economic factors, tax rates and annual growth rates. Actual operating results and the related cash flows of the Company could differ from the estimates used for the impairment analysis.

Impairment of intangible assets

Intangible assets represented $811.2 million of total assets as at December 31, 2018 (December 31, 2017 — $813.0 million). Impairment of intangible assets is tested annually or more frequently if indicators of impairment or reversal of a prior impairment loss exist. The quantitative impairment analysis requires the Company to estimate the future cash flows expected to arise from operations and to make assumptions regarding economic factors, discount rates, tax rates and annual growth rates. Significant judgments are made in establishing these assumptions. Actual operating results and the related cash flows of the Company could differ from the estimates used for the impairment analysis.

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

Share-based compensation

The expense for stock options is based on the fair value of the awards granted using the Black-Scholes option pricing model. The Black-Scholes option pricing model includes estimates of the dividend yield, expected volatility, risk-free interest rate and the expected life in years. Any changes in these estimates may have a significant impact on the amounts reported.

Telesat Canada

Notes to the 2018 Consolidated Financial Statements
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

The Company derives revenue from the following services:

Broadcast — Direct-to-home television, video distribution and contribution, and occasional use services.

Enterprise — Telecommunication carrier and integrator, government, consumer broadband, resource, maritime and aeronautical, retail and satellite operator services.

Consulting and other — Consulting services related to space and earth segments, government studies, satellite control services, and research and development.

Revenue derived from the above services were as follows:

Years ended December 31,	2018	2017	2016
Broadcast	$455,125	$472,751	$486,434
Enterprise	428,226	430,343	420,138
Consulting and other	19,581	24,313	24,282
Revenue	$902,932	$927,407	$930,854

Equipment sales included within the various services were as follows:

Years ended December 31,	2018	2017	2016
Broadcast	$315	$274	$1,904
Enterprise	23,639	14,460	11,520
Consulting and other	—	389	—
Total equipment sales	$23,954	$15,123	$13,424

Geographic Information

Revenue by geographic regions was based on the point of origin of the revenue, which was the destination of the billing invoice, and was allocated as follows:

Years ended December 31,	2018	2017	2016
Canada	$417,692	$415,575	$426,193
United States	318,779	311,159	319,473
Europe, Middle East & Africa	61,317	80,532	64,624
Latin America & Caribbean	75,011	78,921	83,244
Asia & Australia	30,133	41,220	37,320
Revenue	$902,932	$927,407	$930,854

Telesat Canada

Notes to the 2018 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

6. SEGMENT INFORMATION – (continued)

The Company’s satellites are in geosynchronous orbit. For disclosure purposes, the satellites and the intangible assets have been classified based on ownership. Satellites, property and other equipment and intangible assets by geographic regions were allocated as follows:

As at December 31,	2018	2017
Canada	$821,449	$976,349
Europe, Middle East & Africa	775,055	693,903
United States	103,567	118,512
All others	2,968	3,083
Satellites, property and other equipment	$1,703,039	$1,791,847

As at December 31,	2018	2017
Canada	$734,751	$734,061
United States	41,935	39,190
Latin America & Caribbean	25,962	30,510
All others	8,506	9,234
Intangible assets	$811,154	$812,995

Other long-term financial assets and other long-term assets by geographic regions were allocated as follows:

As at December 31,	2018	2017
Canada	$43,779	$72,395
Europe, Middle East & Africa	8,043	8,059
All others	3,933	3,077
Other long-term financial assets	$55,755	$83,531

As at December 31	2018	2017
Canada	$6,925	$2,885
Europe, Middle East & Africa	987	171
Other long-term assets	$7,912	$3,056

Goodwill was not allocated to geographic regions.

Major Customers

For the years ended December 31, 2018, 2017 and 2016, there were three significant customers each representing more than 10% of consolidated revenue.

Telesat Canada

Notes to the 2018 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

7. OPERATING EXPENSES

Years ended December 31,	2018	2017	2016
Compensation and employee benefits(a)	$98,350	$85,135	$71,841
Other operating expenses(b)	45,596	42,895	39,359
Cost of sales(c)	41,881	59,657	63,723
Operating expenses	$185,827	$187,687	$174,923

(a)	Compensation and employee benefits included salaries, bonuses, commissions, post-employment benefits and charges arising from share-based compensation. The balance for the year ended December 31, 2018 included $1.3 million of expenses associated with a special payment to stock option holders, including associated benefit expenses (December 31, 2017 - $14.2 million, December 31, 2016 - $nil).
(b)	Other operating expenses included general and administrative expenses, marketing expenses, in-orbit insurance expenses, professional fees and facility costs.
(c)	Cost of sales included the cost of third-party satellite capacity, the cost of equipment sales and other costs directly attributable to fulfilling the Company’s obligations under customer contracts.

8. OTHER OPERATING GAINS (LOSSES), NET

Years ended December 31,	2018	2017	2016
Insurance proceeds	$—	$6,171	$—
Loss on disposal of assets	(353)	(269)	(2,565)
Other	1,096	—	—
Other operating gains (losses), net	$743	$5,902	$(2,565)

9. INTEREST EXPENSE

Years ended December 31,	2018	2017	2016
Interest on indebtedness	$231,015	$209,136	$195,523
Interest on derivative instruments	(7,105)	3,071	2,303
Interest on satellite performance incentive payments	4,134	4,750	5,548
Interest on significant financing component	27,374	—	—
Interest on employee benefit plans (Note 29)	1,488	1,511	1,733
Capitalized interest (Note 16)	(19,120)	(18,324)	(6,292)
Interest expense	$237,786	$200,144	$198,815

10. INCOME TAXES

Years ended December 31,	2018	2017	2016
Current tax expense	$98,841	$111,510	$75,634
Deferred tax (recovery) expense	(37,785)	(31,265)	8,272
Tax expense	$61,056	$80,245	$83,906

Telesat Canada

Notes to the 2018 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

10. INCOME TAXES – (continued)

A reconciliation of the statutory income tax rate, which is a composite of Canadian federal and provincial rates, to the effective income tax rate was as follows with the comparatives figures being restated to conform with the presentation in the current year:

Year ended December 31,	2018	2017	2016
(Loss) income before tax	$(29,880)	$585,298	$376,806
Multiplied by the statutory income tax rates	26.59%	26.60%	26.61%
	(7,945)	155,689	100,268
Income tax recorded at rates different from the Canadian tax rate	(10,823)	(9,833)	(6,410)
Permanent differences	50,458	(36,241)	15,594
Effect on deferred tax balances due to changes in income tax rates	(427)	(2,120)	(140)
Effect of temporary differences not recognized as deferred tax assets	35,416	(25,789)	(27,286)
Previously unrecognized tax losses and credits	(6,110)	—	—
Other	487	(1,461)	1,880
Tax expense	$61,056	$80,245	$83,906
Effective income tax rate	(204.34)%	13.71%	22.27%

The tax effects of temporary differences between the carrying amounts of assets and liabilities for accounting purposes and the amounts used for tax purposes are presented below with the comparatives figures being restated to conform with the presentation in the current year:

As at December 31,	2018	2017
Deferred tax assets
Foreign tax credits	$4,245	$8,639
Corporate interest restriction	7,176	—
Unrealized foreign exchange losses	4,488	—
Deferred revenue	20,729	1,879
Loss carry forwards	22,316	52,911
Employee benefits	8,374	10,430
Other	1,794	13
Total deferred tax assets	$69,122	$73,872

As at December 31,	2018	2017
Deferred tax liabilities
Capital assets	$(215,248)	$(244,569)
Intangible assets	(240,595)	(241,731)
Finance charges	(9,380)	(876)
Unrealized foreign exchange gains	—	(27,193)
Total deferred tax liabilities	$(465,223)	$(514,369)
Deferred tax liabilities, net	$(396,101)	$(440,497)

Deferred tax assets of $10.8 million (December 31, 2017 — $4.6 million) on the balance sheet relate to the Brazil and United Kingdom tax jurisdictions.

Losses and tax credits

Foreign tax credit

The Company has $4.2 million of foreign tax credits which may only be used to offset taxes payable. These credits will begin to expire in 2019.

Telesat Canada

Notes to the 2018 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

10. INCOME TAXES – (continued)

Loss carry forwards

The Company has Canadian capital losses carried forward of $644.1 million, with no expiration date. No deferred tax asset has been recognized with respect to these losses as there are no capital gains anticipated.

The Company has tax losses in the United Kingdom of $131.3 million that can be carried forward indefinitely but are subject to restrictions on their utilization. The United Kingdom legislation, introduced on April 1, 2017, restricts to a maximum of 50% the amount of profit that can be relieved with carried-forward losses. Notwithstanding, the Company will be entitled to a GBP 5 million annual allowance of unrestricted taxable income not subject to the 50% limitation. A deferred tax asset of $22.3 million has been recognized as the Company expects the tax losses to be utilized.

Interest restrictions

On April 1, 2017, the United Kingdom introduced new legislation concerning interest deductibility. The legislation introduces measures to restrict a group's net interest deduction to an amount which is proportionate with the activities taxed in the United Kingdom, taking into account the amount the group borrows from third parties. Unused interest deductions may be applied against future taxable income and can be carried forward indefinitely. No deferred tax asset has been recognized for temporary differences of unused interest deductions of $10 million. A deferred tax asset of $7.2 million has been recognized as the Company expects to deduct these amounts against future taxable income.

Investments in subsidiaries

As at December 31, 2018, the Company had temporary differences of $15.2 million associated with investments in subsidiaries for which no deferred tax liabilities have been recognized, as the Company is able to control the timing of the reversal of these temporary differences and it is not probable that these differences will reverse in the foreseeable future.

11. TRADE AND OTHER RECEIVABLES

As at December 31,	2018	2017
Trade receivables	$44,358	$61,177
Trade receivables due from related parties (Note 33)	28	82
Less: Allowance for doubtful accounts	(5,136)	(2,662)
Net trade receivables	39,250	58,597
Other receivables	6,381	6,389
Trade and other receivables	$45,631	$64,986

Allowance for doubtful accounts

The movement in the allowance for doubtful accounts was as follows:

Years ended December 31,	2018	2017
Allowance for doubtful accounts, beginning of year	$2,662	$3,514
Provisions (reversals) for impaired receivables	73	(110)
Cumulative effect adjustment(1)	2,754	—
Receivables written off	(47)	(586)
Impact of foreign exchange	(306)	(156)
Allowance for doubtful accounts, end of year	$5,136	$2,662

(1) On January 1, 2018, a reclassification of $2.8 million was made from trade receivables to allowance for doubtful accounts as a result of the implementation of IFRS 15. There was no impact on accumulated earnings as a result of this adjustment.

Telesat Canada

Notes to the 2018 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

12. OTHER CURRENT FINANCIAL ASSETS

As at December 31,	2018	2017
Security deposits	$147	$2,275
Derivative assets (Note 27)	18,632	162
Other current financial assets	$18,779	$2,437

13. PREPAID EXPENSES AND OTHER CURRENT ASSETS

As at December 31,	2018	2017
Prepaid expenses(a)	$2,909	$3,848
Income tax recoverable	10,329	945
Inventory(b)	2,429	2,998
Deferred charges(c)	475	543
Other	239	169
Prepaid expenses and other current assets	$16,381	$8,503

(a)	Prepaid expenses were primarily comprised of prepaid satellite in-orbit insurance, prepaid general liability insurance and prepaid license fees.
(b)	As at December 31, 2018, inventory consisted of $2.2 million of finished goods (December 31, 2017 — $2.3 million) and $0.2 million of work in process (December 31, 2017 — $0.7 million). During the year, $17.7 million was recognized as cost of equipment sales and recorded as an operating expense (December 31, 2017 — $11.7 million, December 31, 2016 — $9.8 million).
(c)	Deferred charges included deferred financing charges relating to the Revolving Credit Facility.

14. OTHER LONG-TERM FINANCIAL ASSETS

As at December 31,	2018	2017
Long-term receivables	$12,170	$12,898
Security deposits	9,789	5,910
Derivative assets (Note 27)	33,796	64,723
Other long-term financial assets	$55,755	$83,531

15. OTHER LONG-TERM ASSETS

As at December 31,	2018	2017
Prepaid expenses	$991	$245
Deferred charges (Note 13)	753	1,153
Income tax recoverable	5,866	1,356
Other	302	302
Other long-term assets	$7,912	$3,056

Telesat Canada

Notes to the 2018 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

16. SATELLITES, PROPERTY AND OTHER EQUIPMENT

	Satellites	Property and other equipment	Assets under construction	Total
Cost as at January 1, 2017	$3,203,103	$229,208	$270,768	$3,703,079
Additions	—	3,270	139,212	142,482
Disposals/retirements	—	(2,982)	—	(2,982)
Reclassifications and transfers from assets under construction	—	11,816	(11,816)	—
Impact of foreign exchange	(22,925)	(2,092)	(21,199)	(46,216)
Cost as at December 31, 2017	3,180,178	239,220	376,965	3,796,363
Additions	—	538	78,373	78,911
Cumulative effect adjustment (Note 3)	(4,172)	—	3,134	(1,038)
Disposals/retirements	—	(3,622)	—	(3,622)
Reclassifications and transfers from assets under construction	448,216	17,229	(465,445)	—
Impact of foreign exchange	45,348	1,690	18,110	65,148
Cost as at December 31, 2018	$3,669,570	$255,055	$11,137	$3,935,762
Accumulated depreciation and impairment as at January 1, 2017	$(1,651,321)	$(136,347)	$—	$(1,787,668)
Depreciation	(206,439)	(14,619)	—	(221,058)
Disposals/retirements	—	2,564	—	2,564
Impact of foreign exchange	568	1,078	—	1,646
Accumulated depreciation and impairment as at December 31, 2017	(1,857,192)	(147,324)	—	(2,004,516)
Depreciation	(209,987)	(14,864)	—	(224,851)
Cumulative effect adjustment (Note 3)	1,433	—	—	1,433
Disposals/retirements	—	3,207	—	3,207
Impact of foreign exchange	(7,050)	(946)	—	(7,996)
Accumulated depreciation and impairment as at December 31, 2018	$(2,072,796)	$(159,927)	$—	$(2,232,723)
Net carrying values
As at December 31, 2017	$1,322,986	$91,896	$376,965	$1,791,847
As at December 31, 2018	$1,596,774	$95,128	$11,137	$1,703,039

Substantially all of the Company’s satellites, property and other equipment have been pledged as security as a requirement of the Company’s Senior Secured Credit Facilities as at December 31, 2018 and 2017 (Note 24).

Borrowing costs

Borrowing costs of $19.1 million were capitalized for the year ended December 31, 2018 (December 31, 2017 — $18.3 million, December 31, 2016 — $6.3 million). The average capitalization rate was 7% (5% in 2017 and 2016). Of the total capitalized borrowing costs, $0.4 million was capitalized to intangible assets for the year ended December 31, 2018 (December 31, 2017 — $1.2 million, December 31, 2016 — $0.3 million) with the remaining balance capitalized to satellites, property and other equipment.

In addition, a cumulative effect adjustment was recorded on January 1, 2018, as a result of the implementation of IFRS 15 due to additional interest required to be capitalized as a result of a significant financing component existing on certain revenue agreements. Net of the accumulated depreciation adjusted on January 1, 2018, the impact on satellites, property and other equipment was an increase of $0.4 million.

Impairment

No impairment was recognized for the years ended December 31, 2018, 2017 and 2016.

Telesat Canada

Notes to the 2018 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

16. SATELLITES, PROPERTY AND OTHER EQUIPMENT – (continued)

Joint arrangements

Telesat International Limited (“TIL”) and APT entered into agreements relating to the Telstar 18 VANTAGE satellite, which are accounted for as a joint operation, whereby TIL’s interest is 42.5%. Telesat (IOM) Limited (“TIOM”) and ViaSat Inc. entered into agreements relating to the ViaSat-1 satellite, which are accounted for as a joint operation, whereby TIOM owns the Canadian payload on the ViaSat-1 satellite.

17. INTANGIBLE ASSETS

The intangible assets are split between assets with finite and indefinite lives.

The indefinite life intangible assets are summarized below.

	Orbital slots	Trade name	Intellectual property	Total indefinite life intangible assets
Cost as at January 1, 2017	$609,397	$17,000	$13,161	$639,558
Additions	—	—	12,577	12,577
Disposals/retirements	—	—	—	—
Impact of foreign exchange	(2,654)	—	—	(2,654)
Cost as at December 31, 2017 and January 1, 2018	606,743	17,000	25,738	649,481
Additions	—	—	21,311	21,311
Disposals/retirements	—	—	—	—
Impact of foreign exchange	3,252	—	—	3,252
Cost as at December 31, 2018	$609,995	$17,000	$47,049	$674,044
Accumulated impairment as at January 1, 2017	$(1,100)	$—	$—	$(1,100)
Impairment	—	—	—	—
Accumulated impairment as at December 31, 2017 and January 1, 2018	(1,100)	—	—	(1,100)
Impairment	—	—	—	—
Accumulated impairment as at December 31, 2018	$(1,100)	$—	$—	$(1,100)
Net carrying values
As at December 31, 2017	$605,643	$17,000	$25,738	$648,381
As at December 31, 2018	$608,895	$17,000	$47,049	$672,944

Telesat Canada

Notes to the 2018 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

17. INTANGIBLE ASSETS – (continued)

The finite life intangible assets are summarized below.

	Revenue backlog	Customer relationships	Customer contracts	Transponder rights	Concession rights	Other	Total finite life intangible assets
Cost as at January 1, 2017	$235,896	$198,652	$23,142	$16,718	$38,575	$59	$513,042
Additions	—	—	—	—	155	—	155
Disposals/retirements	—	(1)	—	—	—	—	(1)
Impact of foreign exchange	(261)	(337)	—	—	(3,140)	—	(3,738)
Cost as at December 31, 2017 and January 1, 2018	235,635	198,314	23,142	16,718	35,590	59	509,458
Additions	—	—	—	—	36	—	36
Disposals/retirements	—	—	—	—	(94)	—	(94)
Impact of foreign exchange	320	413	—	—	(2,658)	—	(1,925)
Cost as at December 31, 2018	$235,955	$198,727	$23,142	$16,718	$32,874	$59	$507,475
Accumulated amortization and impairment as at January 1, 2017	$(190,917)	$(108,850)	$(6,335)	$(10,017)	$(2,839)	$(30)	$(318,988)
Amortization	(8,749)	(11,434)	(2,890)	(925)	(2,329)	(3)	(26,330)
Disposals/retirements	—	1	—	—	—	—	1
Impact of foreign exchange	243	141	—	—	89	—	473
Accumulated amortization and impairment as at December 31, 2017 and January 1, 2018	(199,423)	(120,142)	(9,225)	(10,942)	(5,079)	(33)	(344,844)
Amortization	(8,020)	(10,114)	(2,891)	(924)	(2,352)	(4)	(24,305)
Disposals/retirements	—	—	—	—	94	—	94
Impact of foreign exchange	(327)	(308)	—	—	425	—	(210)
Accumulated amortization and impairment as at December 31, 2018	$(207,770)	$(130,564)	$(12,116)	$(11,866)	$(6,912)	$(37)	$(369,265)
Net carrying values
As at December 31, 2017	$36,212	$78,172	$13,917	$5,776	$30,511	$26	$164,614
As at December 31, 2018	$28,185	$68,163	$11,026	$4,852	$25,962	$22	$138,210

Telesat Canada

Notes to the 2018 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

17. INTANGIBLE ASSETS – (continued)

The total combined indefinite and finite life intangible assets are summarized below.

	As at December 31, 2018			As at December 31, 2017
	Cost	Accumulated amortization and impairment	Net carrying value	Cost	Accumulated amortization and impairment	Net carrying value
Indefinite life intangible assets	$674,044	$(1,100)	$672,944	$649,481	$(1,100)	$648,381
Finite life intangible assets	507,475	(369,265)	138,210	509,458	(344,844)	164,614
Total intangible assets	$1,181,519	$(370,365)	$811,154	$1,158,939	$(345,944)	$812,995

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

The following are the remaining useful lives of the intangible assets:

Years
Revenue backlog	1 to 6
Customer relationships	1 to 10
Customer contracts	2 to 8
Transponder rights	4
Concession rights	1 to 12
Patent	7

All of the Company’s intangible assets have been pledged as security as a requirement of the Company’s Senior Secured Credit Facilities as at December 31, 2018 and 2017 (Note 24).

Impairment

Finite life intangible assets are assessed for impairment at the Company’s CGU level. Indefinite life intangible assets are tested for impairment at the individual asset level. The annual impairment tests for these assets were performed in the fourth quarters of 2018, 2017 and 2016 in accordance with the policy described in Note 4.

No impairment loss was recognized in the years ended December 31, 2018, 2017 and 2016.

The recoverable amount, for indefinite life intangible assets valued using the income approach, which is equal to the fair value less costs of disposal, was calculated using the following assumptions:

	2017	2016
Discount rate	10.00%	10.25% to 10.75%

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

For the indefinite life intangible assets, in 2018, after performing the qualitative assessment, the Company concluded that it is remote that the fair value is less than the carrying amount. Therefore, the quantitative impairment test was not required.

Telesat Canada

Notes to the 2018 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

18. GOODWILL

The Company carries goodwill at its cost of $2,446.6 million with no accumulated impairment losses since acquisition.

Impairment

Goodwill is tested for impairment at the entity level because that represents the lowest level at which goodwill supports the Company’s operations and is monitored internally. The annual impairment test on goodwill was performed in the fourth quarters of 2018, 2017, and 2016 in accordance with the policy described in Note 4. The Company’s recoverable amount exceeded the carrying value therefore, no impairment was recognized. The most significant assumptions used in the quantitative impairment test were as follows:

	2017	2016
Discount rate	10.00%	10.75%
Terminal year growth rate	2.0%	2.0%

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

In 2018, after performing the qualitative assessment of goodwill, the Company concluded that it is remote that the fair value is less than the carrying amount. Therefore, the quantitative goodwill impairment test was not required.

19. TRADE AND OTHER PAYABLES

As at December 31,	2018	2017
Trade payables	$3,609	$2,659
Other payables and accrued liabilities(a)	27,050	35,260
Trade and other payables	$30,659	$37,919

(a)	Other payables and accrued liabilities included payables that are not trade in nature as well as various operating and capital accruals.

20. OTHER CURRENT FINANCIAL LIABILITIES

As at December 31,	2018	2017
Derivative liabilities (Note 27)	$6	$1
Security deposits	1,913	1,944
Satellite performance incentive payments	11,645	10,452
Interest payable(a)	8,584	8,929
Other	4,238	5,029
Other current financial liabilities	$26,386	$26,355

(a)	Interest payable included interest payable on indebtedness, satellite performance incentive payments, and other current financial liabilities.

21. OTHER CURRENT LIABILITIES

As at December 31,	2018	2017
Deferred revenue (Note 23)	$102,645	$66,449
Decommissioning liabilities (Note 23)	1,068	1,205
Uncertain tax positions	1,315	1,315
Income taxes payable	4,231	4,121
Other	4,030	4,234
Other current liabilities	$113,289	$77,324

Telesat Canada

Notes to the 2018 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

22. OTHER LONG-TERM FINANCIAL LIABILITIES

As at December 31,	2018	2017
Derivative liabilities (Note 27)	$5,627	$5,527
Security deposits	346	328
Satellite performance incentive payments	47,268	52,509
Other	1,280	467
Other long-term financial liabilities	$54,521	$58,831

23. OTHER LONG-TERM LIABILITIES

As at December 31,	2018	2017
Deferred revenue(b)	$400,725	$323,709
Accrued benefit liabilities (Note 29)	32,235	40,065
Uncertain tax positions	175	175
Decommissioning liabilities(a)	2,043	1,590
Other	340	340
Other long-term liabilities	$435,518	$365,879

(a)	The current and long-term decommissioning liabilities on property and equipment were $3.1 million (December 31, 2017 — $2.8 million). The decommissioning liabilities are for the restoration of leased buildings and teleports. During the year ended December 31, 2018, $0.1 million was recorded as interest expense (December 31, 2017 - $0.1 million) with $0.1 million decommissioning liabilities derecognized (December 31, 2017 - $nil). It is expected that the decommissioning liabilities will mature between 2019 and 2062.

(b)	Remaining performance obligations, which the Company also refers to as contract revenue backlog (“backlog”) represents the expected future revenue under existing customer contracts, includes both cancellable and non-cancellable contracts, and any deferred revenue that will be recognized in the future in respect to cash already received. The Company does not include revenue beyond the stated expiration of the contract regardless of potential for renewal.

The Company expects the backlog as at December 31, 2018 to be recognized as follows (in millions of Canadian dollars):

2019	2020	2021	2022	2023	Thereafter	Total
$759.0	$605.6	$504.3	$433.8	$380.2	$1,030.7	$3,713.6

24. INDEBTEDNESS

As at December 31,	2018	2017
Senior Secured Credit Facilities(a)
Revolving Credit Facility	$—	$—
Term Loan B – U.S. Facility (December 31, 2018 – USD$2,326,049, December 31, 2017 – USD$2,399,686)	3,172,033	3,016,645
8.875% Senior Notes (USD$500,000)(b)	681,850	628,550
	3,853,883	3,645,195
Less: deferred financing costs, interest rate floors, prepayment options and net gain on repricing/repayment(c)	(129,655)	(101,818)
	3,724,228	3,543,377
Less: current indebtedness	(7,888)	(14,486)
Long-term indebtedness	$3,716,340	$3,528,891

Telesat Canada

Notes to the 2018 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

24. INDEBTEDNESS – (continued)

On November 17, 2016, Telesat Canada entered into a new amended and restated Credit Agreement with a syndicate of banks which provides for the extension of credit under the Senior Secured Credit Facilities of USD$2,430.0 million and revolving credit borrowings of up to USD$200.0 million (or Canadian dollar equivalent). All obligations under the Credit Agreement are guaranteed by the Company and certain of Telesat Canada’s existing subsidiaries (“Guarantors”). The obligations under the Credit Agreement and the guarantees of those obligations are secured, subject to certain exceptions, by first priority liens and security interest in the assets of Telesat Canada and the Guarantors. If the Revolving Credit Facility is drawn, the Credit Agreement requires Telesat Canada to comply with a first lien net leverage ratio of 5.75:1.00, tested quarterly, and failure to comply will result in an event of default. The Credit Agreement contains total leverage ratio covenants that restrict, with certain exceptions, the ability of Telesat Canada and the Guarantors to take specified actions, including, among other things and subject to certain significant exceptions: creating liens, incurring indebtedness, making investments, engaging in mergers, selling property, paying dividends, entering into sale-leaseback transactions, creating subsidiaries, repaying subordinated debt or amending organizational documents. As at December 31, 2018, the leverage ratio was 4.93:1.00 (December 31, 2017 – 4.55:1.00), which was more than the maximum test ratio of 4.50:1.00.

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

On February 1, 2017, Telesat amended its Senior Secured Credit Facilities. The amendment to the Senior Secured Credit Facilities reduced the applicable margin on the Term Loan B — U.S. Facility from 3.75% to 3.00%. Additional debt issue costs of $38.4 million were incurred in connection with this amendment.

In connection with the adoption of IFRS 9, a gain on repricing of $36.1 million was recorded against the opening balance of accumulated earnings and the current and long-term indebtedness. The gain on repricing recorded against the indebtedness is subsequently amortized to interest expense using the effective interest method.

In March 2018, the Company made a $50 million U.S. dollar voluntary payment on the Term Loan B – U.S. Facility. This resulted in the recognition of a loss of $2.8 million which was recorded against interest and other income and indebtedness. The loss recorded against the indebtedness is subsequently amortized to interest expense using the effective interest method.

On April 26, 2018, the Company amended the Senior Secured Credit Facilities in which the applicable margin on the Term Loan B – U.S. Facility was reduced to 2.50%. This resulted in a gain on repricing of $6.9 million which was recorded against interest and other income and indebtedness. Additional debt issue costs of $10.2 million were also incurred in connection with this amendment. The gain on repricing and debt issue costs recorded against the indebtedness are subsequently amortized to interest expense using the effective interest method.

(a)	The Senior Secured Credit Facilities are secured by substantially all of Telesat’s assets. The Credit Agreement requires Telesat Canada and the Guarantors to comply with a First Lien Net Leverage Ratio. As at December 31, 2018 and 2017, Telesat was in compliance with this covenant.

Each tranche of the Senior Secured Credit Facilities is subject to mandatory principal repayment requirements. Up to February 1, 2017, this repayment was equal to one quarter of 1% of the initial aggregate principal amount and is payable on a quarterly basis. From February 1, 2017 to April 26, 2018, the repayment was equal to one quarter of 1% of the value of the loan at the time of the amendment, February 1, 2017, and is payable on a quarterly basis. As at April 26, 2018, the repayment is equal to one quarter of 1% of the value of the loan at the time of the amendment, April 26, 2018, and is payable on a quarterly basis.

Telesat Canada

Notes to the 2018 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

24. INDEBTEDNESS – (continued)

The Senior Secured Credit Facilities have several tranches which are described below:

(i)	A Revolving Credit Facility (“Revolving Facility”) of up to $200 million U.S. dollars (or Canadian dollar equivalent) is available to Telesat. This Revolving Facility matures on November 17, 2021 and is available to be drawn at any time in U.S. funds or Canadian dollar equivalent funds. Loans under the Revolving Facility bear interest at a floating interest rate. For Canadian Prime Rate and Alternative Base Rate (“ABR”) loans, an applicable margin ranging from 1.5% to 2.00% is applied to the Prime Rate and ABR as these interest rates are defined in the Senior Credit Facilities. For Bankers Acceptance (“BA”) Loans and Eurodollar Loans, an applicable margin ranging from 2.50% to 3.00% is applied to either the BA interest rate or LIBOR. The rates on the Revolving Facility vary depending upon the results of the first lien leverage ratio. The Revolving Facility has an unused commitment fee of 40 basis points. As at December 31, 2018, other than $0.3 million (December 31, 2017 – $0.2 million) in drawings related to letters of credit, there were no borrowings under this facility.

(ii)	The U.S. TLB Facility is a USD$2,430 million facility maturing on November 17, 2023. The outstanding borrowings under the U.S. TLB Facility bear interest at a floating rate of either: (i) LIBOR as periodically determined for interest rate periods selected by Telesat in accordance with the terms of the Senior Secured Credit Facilities, but not less than 0.75%, plus an applicable margin of 2.50%; or (ii) Alternative Base Rate as determined in accordance with the terms of the Senior Secured Credit Facilities plus an applicable margin of 2.00%. The weighted average effective interest rate was 5.83% for the year ended December 31, 2018 (December 31, 2017 – 4.86%). On February 1, 2017, the Company amended the Senior Secured Credit Facilities to reduce the applicable margin to 3.00% from 3.75%. On April 26, 2018, the Company amended the Senior Secured Credit Facilities in which the applicable margin on the Term Loan B – U.S. Facility was further reduced to 2.50%.

(b)	The Senior Notes bear interest at an annual rate of 8.875% and are due November 17, 2024. The total balance of the Senior Notes is USD$500 million. The Senior Notes include covenants or terms that restrict the Company’s ability to, among other things: (i) incur or guarantee additional indebtedness, or issue disqualified stock or preferred shares, (ii) incur liens, (iii) pay dividends, or make certain restricted payments or investments, (iv) enter into certain transactions with affiliates, (v) modify or cancel satellite insurance, (vi) consolidate, merge, sell or otherwise dispose of substantially all assets, (vii) create restrictions on the ability to pay dividends, make loans, and sell assets, and (viii) designate subsidiaries as unrestricted subsidiaries. The weighted average effective interest rate for the years ended December 31, 2018 and 2017 was 8.80%.

(c)	The Senior Secured Credit Facilities and 8.875% Senior Notes included the following deferred financing costs, interest rate floor, prepayment option and net gain on repricing/repayment:

(i)	The U.S. TLB Facility and 8.875% Senior Notes were presented on the balance sheet net of related deferred financing costs of $83.8 million as at December 31, 2018 (December 31, 2017 — $87.7 million). The deferred financing costs are amortized using the effective interest method.

(ii)	The indenture agreement for the 8.875% Senior Notes contained provisions for certain prepayment options (Note 27) which were fair valued at the time of debt issuance. The initial fair value impact, in November 2016, of the prepayment option related to the 8.875% Senior Notes was an $8.7 million increase to the indebtedness. This liability is subsequently amortized using the effective interest method and had a carrying amount of $6.9 million as at December 31, 2018 (December 31, 2017 — $7.8 million).

(iii) The initial fair value impact, in November 2016, of the interest rate floor on the U.S. TLB Facility was a decrease to the indebtedness of $25.6 million. This asset is subsequently amortized using the effective interest method and had a carrying amount of $18.6 million as at December 31, 2018 (December 31, 2017 — $21.9 million).

(iv) The U.S. TLB Facility was presented on the balance sheet net of the net gain on repricing/repayment of $34.2 million as at December 31, 2018. The net gain on repricing/repayment arose from the following:

•	In connection with the adoption of IFRS 9, a gain on repricing of $36.1 million was recorded as a reduction of the indebtedness, effective January 1, 2018;

•	In connection with the $50 million U.S. dollars voluntary repayment in March 2018, a loss on repayment of $2.8 million was recorded as an increase to the indebtedness; and

Telesat Canada

Notes to the 2018 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

24. INDEBTEDNESS – (continued)

•	In connection with the amendment to the Senior Secured Credit Facilities in April 2018, a gain on repricing of $6.9 million was recorded as a reduction of indebtedness.

The outstanding balance of the net gain on repricing/repayment is amortized using the effective interest method.

The short-term and long-term portions of deferred financing costs, interest rate floor, prepayment option and net gain on repricing/repayment were as follows:

As at December 31,	2018	2017
Short-term deferred financing costs	$15,263	$13,435
Long-term deferred financing costs	68,536	74,278
	$83,799	$87,713
Short-term interest rate floor	$3,436	$3,413
Long-term interest rate floor	15,165	18,483
	$18,601	$21,896
Short-term prepayment option	$(942)	$(863)
Long-term prepayment option	(5,986)	(6,928)
	$(6,928)	$(7,791)
Short-term net gain on repricing/repayment	$6,315	$—
Long-term net gain on repricing/repayment	$27,868	$—
	$34,183	$—
Deferred financing costs, interest rate floor, prepayment option and net gain on repricing/repayment	$129,655	$101,818

The outstanding principal balance of indebtedness, excluding deferred financing costs, interest rate floor, prepayment option and net gain on repricing/repayment will be repaid as follows (in millions of Canadian dollars):

2019	2020	2021	2022	2023	Thereafter	Total
$32.0	$32.0	$32.0	$32.0	$3,044.0	$681.9	$3,853.9

25. SHARE CAPITAL

The number of shares and stated value of the outstanding shares were as follows:

	2018		2017
As at December 31,	Number of shares	Stated value	Number of shares	Stated value
Common Shares	74,252,460	$26,580	74,252,460	$26,580
Voting Participating Preferred Shares	7,034,444	48,246	7,034,444	48,246
Non-Voting Participating Preferred Shares	38,431,311	78,870	38,391,823	77,846
Director Voting Preferred Shares	1,000	10	1,000	10
Share capital		$153,706		$152,682

In November 2017 and 2016 dividends were declared and paid on the Director Voting Preferred Shares.

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

In June 2018, 95,363 stock appreciation rights (“Sars”) were exercised for 39,488 Non-Voting Participating Preferred Shares, on a net settlement basis.

Telesat Canada

Notes to the 2018 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

25. SHARE CAPITAL – (continued)

There were no changes to the rights, privileges or conditions associated to each class of shares.

The authorized share capital of the Company is comprised of: (i) an unlimited number of Common Shares, Voting Participating Preferred Shares, Non-Voting Participating Preferred Shares, Redeemable Common Shares, and Redeemable Non-Voting Participating Preferred Shares, (ii) 1,000 Director Voting Preferred Shares, and (iii) 325,000 Senior Preferred Shares. None of the Redeemable Common Shares, Redeemable Non-Voting Participating Preferred Shares or Senior Preferred Shares have been issued as at December 31, 2018 or 2017. The Company’s share-based compensation plans have authorized the grant of up to 16,553,779 options to purchase Non-Voting Participating Preferred Shares combined with authorizing 200,000 restricted share units expected to be settled in Non-Voting Participating Preferred Shares (Note 28).

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

Telesat Canada

Notes to the 2018 Consolidated Financial Statements
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

Telesat Canada

Notes to the 2018 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

26. CAPITAL DISCLOSURES

Telesat is a privately held company. The Company’s financial strategy is designed to maintain compliance with the financial covenant under its Senior Secured Credit Facilities (Note 24), and to maximize returns to its shareholders and other stakeholders. The Company meets these objectives through regular monitoring of the financial covenant and operating results on a quarterly basis. The Company’s overall financial strategy remains unchanged from 2017.

The Company defines its capital as shareholders’ equity (comprising issued share capital, accumulated earnings and excluding reserves) and debt financing (comprising indebtedness and excluding deferred financing costs, prepayment option, interest rate floor and net gain on repricing/repayment as detailed in Note 24).

The Company’s capital at the end of the year was as follows:

As at December 31,	2018	2017
Shareholders’ equity (excluding reserves)	$997,307	$1,121,090
Debt financing (excluding deferred financing costs, prepayment option, interest rate floor and net gain on repricing/repayment)	$3,853,883	$3,645,195

If the Revolving Facility is drawn, the Senior Secured Credit Facilities require Telesat Canada to comply with a first lien net leverage ratio test. As at December 31, 2018, the first lien net leverage ratio was 4.02:1.00 (December 31, 2017 — 3.74:1.00), which was less than the maximum test ratio of 5.75:1.00.

The Company’s operating results are tracked against budget on a regular basis, and this analysis is reviewed by senior management. The Company partly manages its interest rate risk due to variable interest rate debt through the use of interest rate swaps (Note 27).

Telesat Canada

Notes to the 2018 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

27. FINANCIAL INSTRUMENTS

Measurement of Risks

The Company, through its financial assets and liabilities, is exposed to various risks. The following analysis provides a measurement of risks as at December 31, 2018.

Credit risk

Credit risk is the risk that a counterparty to a financial asset will default, resulting in the Company incurring a financial loss. As at December 31, 2018, the maximum exposure to credit risk is equal to the carrying value of the financial assets which totaled $888.6 million (December 31, 2017 — $630.0 million).

Cash and cash equivalents are invested with high quality investment grade financial institutions and are governed by the Company’s corporate investment policy, which aims to reduce credit risk by restricting investments to high-grade, mainly U.S. dollar and Canadian dollar denominated investments.

The Company has credit evaluation, approval and monitoring processes intended to mitigate potential credit risks related to trade accounts receivable. The Company’s standard payment terms are 30 days with interest typically charged on balances remaining unpaid at the end of standard payment terms. The Company’s historical experience with customer defaults has been minimal. As at December 31, 2018, North American and International customers made up 59% and 41% of the outstanding trade receivable balance, respectively (December 31, 2017 — 39% and 61%, respectively). Anticipated bad debt losses have been provided for in the allowance for doubtful accounts. The allowance for doubtful accounts as at December 31, 2018 was $5.1 million (December 31, 2017 — $2.7 million).

The Company mitigates the credit risk associated with derivative instruments by entering into them with only high quality financial institutions.

Foreign exchange risk

The Company’s operating results are subject to fluctuations as a result of exchange rate variations to the extent that transactions are made in currencies other than Canadian dollars. The Company’s main currency exposures lie in its U.S. dollar denominated cash and cash equivalents, trade and other receivables, trade and other payables and indebtedness with the most significant impact being on the U.S. dollar denominated indebtedness. As at December 31, 2018 and 2017, the entire indebtedness was denominated in U.S. dollars. The Canadian dollar equivalent of the U.S. dollar denominated indebtedness was $3,853.9 million and $3,645.2 million, respectively (before netting of deferred financing costs, interest rate floor, prepayment option and net gain on repricing/repayment).

In July 2016, Telesat entered into four forward foreign exchange contracts which require the Company to pay $7.0 million Canadian dollars to receive 4.2 million British Pounds Sterling. All forward foreign exchange contracts matured by October 31, 2017.

As at December 31, 2018, the impact of a 5 percent increase (decrease) in the value of the Canadian dollar against the U.S. dollar on financial assets and liabilities would have (increased) decreased net (loss) income by $163.9 million (December 31, 2017 — $162.0 million) and increased (decreased) other comprehensive income (loss) by $3.1 million (December 31, 2017 — $0.2 million). This analysis assumes that all other variables, in particular interest rates, remain constant.

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

Telesat Canada

Notes to the 2018 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

27. FINANCIAL INSTRUMENTS – (continued)

If the interest rates on the unhedged variable rate indebtedness change by 0.25%, excluding the potential impact of interest rate floors, the result would be an increase or decrease to net (loss) income of $1.8 million for the year ended December 31, 2018 (December 31, 2017 — $6.5 million).

Liquidity risk

The Company maintains credit facilities to ensure it has sufficient funds available to meet current and foreseeable financial requirements.

The contractual maturities of financial liabilities as at December 31, 2018 were as follows:

	Carrying amount	Contractual cash flows (undiscounted)	2019	2020	2021	2022	2023	Thereafter
Trade and other payables	$30,659	$30,659	$30,659	$—	$—	$—	$—	$—
Customer and other deposits	2,259	2,259	1,852	14	239	—	—	154
Satellite performance incentive payments	59,895	76,506	14,401	11,446	9,959	8,959	8,057	23,684
Other financial liabilities	5,556	5,467	3,993	476	116	116	116	650
Indebtedness(1)	3,861,447	5,034,385	263,687	262,432	260,117	257,437	3,248,348	742,364
	$3,959,816	$5,149,276	$314,592	$274,368	$270,431	$266,512	$3,256,521	$766,852

(1)	Indebtedness excludes deferred financing costs, interest rate floor, prepayment option and net gain on repricing/repayment.

The interest payable and interest payments included in the carrying value and contractual cash flows, respectively, in the above table, were as follows:

	Interest payable	Interest payments
Satellite performance incentive payments	$982	$16,943
Other financial liabilities	$37	$37
Indebtedness	$7,564	$1,180,502

Financial assets and liabilities recorded on the balance sheets and the fair value hierarchy levels used to calculate those values were as follows:

As at December 31, 2018	FVTPL	Amortized cost(4)	Total	Fair value	Fair value hierarchy
Cash and cash equivalents	$—	$768,433	$768,433	$768,433	Level 1
Trade and other receivables	—	45,631	45,631	45,631	(3)
Other current financial assets(1)	18,632	147	18,779	18,779	Level 1, Level 2
Other long-term financial assets(1)	33,796	21,959	55,755	55,755	Level 1, Level 2
Trade and other payables	—	(30,659)	(30,659)	(30,659)	(3)
Other current financial liabilities	(6)	(26,380)	(26,386)	(29,131)	Level 2
Other long-term financial liabilities	(5,627)	(48,894)	(54,521)	(54,733)	Level 2
Indebtedness(2)	—	(3,853,883)	(3,853,883)	(3,709,695)	Level 2
	$46,795	$(3,123,646)	$(3,076,851)	$(2,935,620)

Telesat Canada

Notes to the 2018 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

27. FINANCIAL INSTRUMENTS – (continued)

As at December 31, 2017	Loans and receivables	FVTPL	Other financial liabilities	Total	Fair value	Fair value hierarchy
Cash and cash equivalents	$479,045	$—	$—	$479,045	$479,045	Level 1
Trade and other receivables	64,986	—	—	64,986	64,986	(3)
Other current financial assets(1)	2,275	162	—	2,437	2,437	Level 1, Level 2
Other long-term financial assets(1)	18,808	64,723	—	83,531	83,531	Level 1, Level 2
Trade and other payables	—	—	(37,919)	(37,919)	(37,919)	(3)
Other current financial liabilities	—	(1)	(26,354)	(26,355)	(27,791)	Level 2
Other long-term financial liabilities	—	(5,527)	(53,304)	(58,831)	(59,648)	Level 2
Indebtedness(2)	—	—	(3,645,195)	(3,645,195)	(3,723,474)	Level 2
	$565,114	$59,357	$(3,762,772)	$(3,138,301)	$(3,218,833)

(1)	Other current and long-term financial assets classified as fair value through profit or loss were calculated using level 2 of the fair value hierarchy. All other balances were calculated using level 1 of the fair value hierarchy.
(2)	Indebtedness excludes deferred financing costs, interest rate floor, prepayment option and net gain on repricing/repayment (December 31, 2017 – excludes deferred financing costs, interest rate floor and prepayment option).
(3)	Trade and other receivables and trade and other payables approximate fair value due to the short-term maturity of these instruments.
(4)	Cash and cash equivalents, trade and other receivables, other current and long-term financial assets, classified as loans and receivables under IAS 39 have been classified as amortized cost under IFRS 9. Trade and other payables, other current and long-term financial liabilities and indebtedness classified as other financial liabilities under IAS 39 have been classified as amortized cost under IFRS 9. The change in classification did not have an impact on the measurement of the Company’s financial instruments.

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

Telesat Canada

Notes to the 2018 Consolidated Financial Statements
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

The carrying amounts of cash and cash equivalents, trade and other receivables, and trade and other payables approximate fair value due to the short-term maturity of these instruments. As at December 31, 2018, cash and cash equivalents included $425.6 million (December 31, 2017 — $90.7 million) of short-term investments.

The fair value of the satellite performance incentive payments, included in other current and long-term financial liabilities, was determined using a discounted cash flow methodology. The calculation is performed on a recurring basis. As at December 31, 2018 and 2017, the discount rate used was 5.7%.

The fair value of the indebtedness was based on transactions and quotations from third parties considering market interest rates and excluding deferred financing costs, interest rate floor, prepayment option and net gain on repricing/repayment (December 31, 2017 – excluding deferred financing costs, interest rate floor and prepayment option). The calculation of the fair value of the indebtedness is performed on a recurring basis. The rates used were as follows:

As at December 31,	2018	2017
Senior Secured Credit Facilities
Term Loan B – U.S. Facility	94.50%	100.13%
8.875% Senior Notes	104.44%	111.83%

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

The discount rates used to discount cash flows as at December 31, 2018 ranged from 2.29% to 2.81% (December 31, 2017 — 1.56% to 2.31%).

Telesat Canada

Notes to the 2018 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

27. FINANCIAL INSTRUMENTS – (continued)

The fair value of the derivative assets and liabilities was calculated based on the level 2 of the fair value hierarchy. The current and long-term portions of the fair value of the Company’s derivative assets and liabilities, as at each balance sheet date, were as follows:

As at December 31, 2018	Other current financial assets	Other long-term financial assets	Other current financial liabilities	Other long-term financial liabilities	Total
Interest rate floors	$—	$—	$(6)	$(5,627)	$(5,633)
Interest rate swaps	18,632	16,650	—	—	35,282
Prepayment option	—	17,146	—	—	17,146
	$18,632	$33,796	$(6)	$(5,627)	$46,795

As at December 31, 2017	Other current financial assets	Other long-term financial assets	Other current financial liabilities	Other long-term financial liabilities	Total
Interest rate floors	$—	$—	$(1)	$(5,527)	$(5,528)
Interest rate swaps	162	18,945	—	—	19,107
Prepayment option	—	45,778	—	—	45,778
	$162	$64,723	$(1)	$(5,527)	$59,357

The reconciliation of the fair value of derivative assets and liabilities was as follows:

Fair value, December 31, 2016 and January 1, 2017	$218
Realized losses on derivatives
Forward foreign exchange contract	(207)
Unrealized gains on derivatives
Interest rate floors	7,861
Prepayment option	33,018
Interest rate swaps	19,394
Forward foreign exchange contracts	240
Impact of foreign exchange	(1,167)
Fair value, December 31, 2017 and January 1, 2018	59,357
Unrealized gains (losses) on derivatives
Interest rate floors	255
Prepayment option	(30,691)
Interest rate swaps	12,231
Impact of foreign exchange	5,643
Fair value, December 31, 2018	$46,795

Telesat Canada

Notes to the 2018 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

28. SHARE-BASED COMPENSATION PLANS

Telesat Canada Stock Incentive Plans

In September 2008 and April 2013, Telesat adopted share-based compensation plans (the “stock incentive plans”) for certain key employees of the Company and its subsidiaries. The stock incentive plans provide for the grant of up to 16,553,779 options, 8,824,646 authorized in 2008, 4,036,729 authorized in 2013, 62,404 authorized in 2015, 350,000 authorized in 2017 and additional 3,280,000 in 2018, to purchase Non-Voting Participating Preferred Shares of Telesat Canada, convertible into Common Shares. Of the stock options authorized and issued in 2018, 780,000 vest over three-year period with the vesting period commencing on January 1, 2018 and 2,500,000 vest over a five-year period with the vesting period commencing on November 1, 2017.

In addition, in 2018, Telesat authorized the issuance of 200,000 restricted share units expected to be settled in Non-Voting Participating Preferred Shares. The restricted share units vest over a three-year period with a vesting period commencing on January 1, 2018.

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

In connection with the $387 million U.S. dollars cash distribution to the Company’s shareholders (Note 25), effective January 25, 2017, a special payment was authorized to option holders of $12.8 million U.S. dollars. Of this balance, $11.3 million U.S. dollars has cumulatively been recorded as an operating expense up to December 31, 2018 (2017 - $10.0 million U.S.), of which $11.2 million U.S. dollars has been cumulatively paid (2017 - $8.0 million U.S.). The remaining payments will be made in subsequent periods subject to certain conditions being met.

Telesat Canada

Notes to the 2018 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

28. SHARE-BASED COMPENSATION PLANS – (continued)

The change in number of stock options outstanding and their weighted average exercise price were as follows:

	Time vesting option plans		Performance vesting option plans
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at December 31, 2016 and January 1, 2017	2,677,019	$24.54	1,303,733	$20.16
Granted	—		—
Forfeited	(15,507)		(17,638)
Exercised (Note 25)	(3,150)		(3,850)
Exchanged	805,835		(805,835)
Expired	—		—
Outstanding at December 31, 2017 and January 1, 2018	3,464,197	$24.85	476,410	$11.07
Granted	3,692,372		—
Forfeited	(2,650)		—
Exercised (Note 25)	(51,055)		(44,308)
Expired	—		—
Outstanding at December 31, 2018	7,102,864	$25.56	432,102	$11.07

The movement in the number of restricted share units outstanding was as follows:

Outstanding, January 1, 2018	—
Granted	200,000
Outstanding, December 31, 2018	200,000

There were no restricted share units in 2017.

The quantity of stock options that are exercisable and the weighted average remaining life were as follows:

As at December 31,	2018	2017
Time vesting option plans	3,689,117	2,612,679
Performance vesting option plans	432,102	476,413
Weighted average remaining life	7 years	4 years

The share-based compensation expense included in the consolidated statements of (loss) income was as follows:

Years ended December 31,	2018	2017	2016
Operating expenses	$29,505	$2,856	$5,770

Telesat Canada

Notes to the 2018 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

28. SHARE-BASED COMPENSATION PLANS – (continued)

The weighted average assumptions used to determine the share-based compensation expense for stock options using the Black-Scholes option pricing model were as follows:

	2018	2017	2016
Dividend yield	—%	—%	—%
Expected volatility	31.7%	24.6%	24.6%
Risk-free interest rate	2.94%	1.83%	1.83%
Expected life (years)	10	10	10

The expected volatility is based on the historical volatility.

The weighted average fair value of the stock options and restricted share units granted during 2018 was $13.37. There were no stock options or restricted share units granted in 2016 or 2017.

29. EMPLOYEE BENEFIT PLANS

The expenses included on the consolidated statements of (loss) income and the consolidated statements of comprehensive (loss) income were as follows:

	Pension plans			Other post-employment benefit plans
Years ended December 31,	2018	2017	2016	2018	2017	2016
Consolidated statements of (loss) income
Operating expenses	$6,345	$6,239	$6,235	$276	$243	$221
Interest expense	$658	$650	$875	$830	$861	$858
Consolidated statements of comprehensive (loss) income
Actuarial (gains) losses on employee benefit plans	$(4,555)	$3,761	$(4,376)	$(3,200)	$1,410	$(724)

In October 2013, the Company ceased allowing new employees to join certain of the defined benefit plans, except under certain circumstances, and commenced a defined contribution pension plan for new employees.

The Company made contributions of $0.9 million for various defined contribution arrangements during 2018 (December 31, 2017 — $0.8 million).

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

The balance sheet obligations, distributed between pension and other post-employment benefits, included in other long-term liabilities (Note 23) were as follows:

As at December 31,	2018	2017
Pension benefits	$10,905	$16,169
Other post-employment benefits	21,330	23,896
Accrued benefit liabilities	$32,235	$40,065

Telesat Canada

Notes to the 2018 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

29. EMPLOYEE BENEFIT PLANS – (continued)

The amounts recognized in the balance sheets and the funded statuses of the benefit plans were as follows:

	2018		2017
As at December 31,	Pension	Other	Pension	Other
Present value of funded obligations	$292,914	$—	$306,660	$—
Fair value of plan assets	(283,064)	—	(291,612)	—
	9,850	—	15,048	—
Present value of unfunded obligations	1,055	21,330	1,121	23,896
Accrued benefit liabilities	$10,905	$21,330	$16,169	$23,896

The changes in the benefit obligations and in the fair value of plan assets were as follows:

	Pension	Other	Total
Change in benefit obligations
Benefit obligation, January 1, 2018	$307,781	$23,896	$331,677
Current service cost	5,905	276	6,181
Interest expense	10,836	830	11,666
Remeasurements
Actuarial gains arising from plan experience	(1,018)	(701)	(1,719)
Actuarial gains from change in demographic assumptions	(8,363)	(1,072)	(9,435)
Actuarial gains from changes in financial assumptions	(13,125)	(1,427)	(14,552)
Benefits paid	(9,190)	(743)	(9,933)
Contributions by plan participants	1,146	—	1,146
Foreign exchange	—	297	297
Other	(3)	(26)	(29)
Benefit obligation, December 31, 2018	293,969	21,330	315,299
Change in fair value of plan assets
Fair value of plan assets, January 1, 2018	(291,612)	—	(291,612)
Contributions by plan participants	(1,146)	—	(1,146)
Contributions by employer	(7,709)	(743)	(8,452)
Interest income	(10,178)	—	(10,178)
Benefits paid	9,190	743	9,933
Remeasurements
Return on plan assets, excluding interest income	17,951	—	17,951
Administrative costs	440	—	440
Fair value of plan assets, December 31, 2018	(283,064)	—	(283,064)
Accrued benefit liabilities, December 31, 2018	$10,905	$21,330	$32,235

Telesat Canada

Notes to the 2018 Consolidated Financial Statements
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

The weighted average duration of the defined benefit obligation as at December 31, 2018 is 15 years for the defined benefit pension plans and 14 years for the other post-employment benefit plans. The weighted average duration of the current service cost as at December 31, 2018 is 22 years for the defined benefit pension plans and 27 years for the other post-employment benefit plans.

The estimated future benefit payments for the defined benefit pension plans and other post-employment benefit plans until 2028 are as follows:

	Pension	Other
2019	$10,144	$800
2020	$10,608	$831
2021	$11,073	$863
2022	$11,501	$897
2023	$12,024	$932
2024 to 2028	$68,087	$6,124

Benefit payments include obligations to 2028 only as obligations beyond this date are not quantifiable.

Telesat Canada

Notes to the 2018 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

29. EMPLOYEE BENEFIT PLANS – (continued)

The fair value of the plan assets were allocated as follows between the various types of investments:

As at December 31,	2018	2017
Equity securities
Canada	20.8%	22.3%
United States	12.7%	14.1%
International (other than United States)	18.1%	18.9%
Fixed income instruments
Canada	45.7%	42.6%
Cash and cash equivalents
Canada	2.7%	2.1%

Plan assets are valued at the measurement date of December 31 each year.

The investments are made in accordance with the Statement of Investment Policies and Procedures. The Statement of Investment Policies and Procedures is reviewed on an annual basis by the Management Level Pension Fund Investment Committee with approval of the policy being provided by the Audit Committee.

The following are the significant assumptions adopted in measuring the Company’s pension and other benefit obligations:

	Pension	Other	Pension	Other
As at December 31,	2018	2018	2017	2017
Actuarial benefit obligation
Discount rate	3.80%	3.80% to 4.0%	3.50%	3.25% to 3.50%
Benefit costs for the year ended
Discount rate	3.60%	3.25% to 3.60%	4.00%	3.75% to 4.00%
Future salary growth	2.50%	N/A	2.50%	N/A
Health care cost trend rate	N/A	4.50%	N/A	4.50%
Other medical trend rates	N/A	4.50%	N/A	4.50%

For certain Canadian post-retirement benefits, the medical trend rate for drugs was assumed to be 6.50% in 2018, decreasing by 0.25% per annum to an ultimate rate of 4.50% per annum in 2026 and thereafter.

Sensitivity of assumptions

The calculation of the defined benefit obligation is sensitive to the assumptions set out above. The following table summarizes how the impact on the defined benefit obligation as at December 31, 2018 and 2017 would have increased or decreased as a result of the change in the respective assumptions by one percent.

	Pension		Other
As at December 31, 2018	1% increase	1% decrease	1% increase	1% decrease
Discount rate	$(39,145)	$49,361	$(2,471)	$3,224
Future salary growth	$7,572	$(6,919)	N/A	N/A
Medical and dental trend rates	N/A	N/A	$1,703	$(1,280)

	Pension		Other
As at December 31, 2017	1% increase	1% decrease	1% increase	1% decrease
Discount rate	$(42,092)	$53,148	$(2,786)	$3,588
Future salary growth	$7,988	$(7,457)	N/A	N/A
Medical and dental trend rates	N/A	N/A	$2,165	$(1,663)

Telesat Canada

Notes to the 2018 Consolidated Financial Statements
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

The Company expects to make contributions of $7.1 million to the defined benefit plans and $0.4 million to the defined contribution plan of Telesat Canada during the next fiscal year.

30. SUPPLEMENTAL CASH FLOW INFORMATION

Cash and cash equivalents were comprised of the following:

As at December 31,	2018	2017	2016
Cash	$342,874	$388,372	$457,686
Short-term investments(1)	425,559	90,673	324,720
Cash and cash equivalents	$768,433	$479,045	$782,406

(1)	Consisted of short-term investments with an original maturity of three months or less or which are available on demand with no penalty for early redemption.

Income taxes paid, net of income taxes received was comprised of the following:

Years ended December 31,	2018	2017	2016
Income taxes paid	$(109,193)	$(85,503)	$(122,401)
Income taxes received	2,885	22,512	1,929
	$(106,308)	$(62,991)	$(120,472)

Interest paid, net of capitalized interest and interest received was comprised of the following:

Years ended December 31,	2018	2017	2016
Interest paid	$(207,339)	$(219,773)	$(165,173)
Interest received	11,802	6,201	6,620
Capitalized interest	19,120	18,324	6,292
	$(176,417)	$(195,248)	$(152,261)

The reconciliation of the liabilities arising from financing activities was as follows:

	Indebtedness	Satellite performance incentive payments	Capital leases
Balance as at January 1, 2018	$3,543,377	$62,961	$369
Debt repricing costs	(10,190)	—	—
Cash outflows	(94,951)	(9,037)	(29)
Amortization of deferred financing costs, interest rate floor, prepayment option and net gain on repricing/repayment	22,497	—	—
Loss on voluntary payment (Note 24)	2,828	—	—
Gain on repricing (Note 24)	(6,901)	—	—
Cumulative effect adjustment (Note 3)	(36,072)	—	—
Other	—	191	—
Impact of foreign exchange	303,640	4,798	29
Balance as at December 31, 2018	$3,724,228	$58,913	$369

Telesat Canada

Notes to the 2018 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

30. SUPPLEMENTAL CASH FLOW INFORMATION – (continued)

	Indebtedness	Satellite performance incentive payments	Capital leases
Balance as at January 1, 2017(1)	$3,856,097	$75,985	$422
Debt issue costs	(42,867)	—	—
Cash outflows	(31,620)	(8,436)	(30)
Amortization of deferred financing costs, interest rate floor and prepayment option	14,988	—	—
Other	—	18	2
Impact of foreign exchange	(253,221)	(4,606)	(25)
Balance as at December 31, 2017	$3,543,377	$62,961	$369

(1)	Balance of the indebtedness as at January 1, 2017, included $4,459 of accrued debt issue costs associated with the November 2016 refinancing which were paid in 2017.

	Indebtedness	Satellite performance incentive payments	Capital leases
Balance as at January 1, 2016	$4,063,221	$87,026	$—
Cash outflows	(4,008,356)	(8,934)	(30)
Cash inflows	3,935,576	—	—
Amortization of deferred financing costs, interest rate floors, prepayment option and premiums	12,971	—	—
Debt issue costs	(58,141)	—	—
Accrued debt issue costs	(4,459)	—	—
Write off of debt issue costs, interest rate floors, prepayment option and premiums	41,183	—	—
Non-cash additions(1)	(16,910)	—	474
Other	(150)	573	(2)
Impact of foreign exchange	(113,297)	(2,680)	(20)
Balance as at December 31, 2016	$3,851,638	$75,985	$422

(1)	Non-cash additions for the indebtedness includes $(25,581) relating to the interest rate floors on the Senior Secured Credit Facilities and $8,671 relating to the prepayment option on the Senior Notes.

The net change in operating assets and liabilities was comprised of the following:

As at December 31,	2018	2017	2016
Trade and other receivables	$22,056	$(13,272)	$(8,347)
Financial assets	(210)	3,975	(2,521)
Other assets	371	12,848	1,260
Trade and other payables	(4,695)	6,947	6,076
Financial liabilities	(1,026)	(13,748)	551
Other liabilities	72,317	51,502	103,618
	$88,813	$48,252	$100,637

Non-cash investing activities were comprised of:

Years ended December 31,	2018	2017	2016
Satellites, property and other equipment	$3,795	$9,515	$13,776
Intangible assets	$3,635	$(128)	$2,350

Telesat Canada

Notes to the 2018 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

31. COMMITMENTS AND CONTINGENT LIABILITIES

The following were the Company’s off-balance sheet contractual obligations as at December 31, 2018:

	2019	2020	2021	2022	2023	Thereafter	Total

Operating property leases	$3,190	$3,434	$3,630	$3,097	$3,003	$17,483	$33,837
Capital commitments	22,460	—	—	—	—	—	22,460
Other operating commitments	18,501	11,425	9,114	3,563	2,937	8,453	53,993
	$44,151	$14,859	$12,744	$6,660	$5,940	$25,936	$110,290

Operating property leases consisted of off-balance sheet contractual obligations for land or building usage, while capital commitments included commitments for capital projects. Other operating commitments consisted of third party satellite capacity arrangements as well as other commitments that are not categorized as operating property leases or capital commitments. The Company’s off-balance sheet obligations included the future minimum payments for the non-cancellable period of each respective obligation, which have various terms and expire between 2019 to 2043. The aggregate expense related to operating property lease commitments for the year ended December 31, 2018 was $7.3 million (December 31, 2017 — $6.4 million, December 31, 2016 — $6.5 million).

The Company has entered into contracts for the development of the LEO constellation and other capital expenditures. The total outstanding commitments as at December 31, 2018 were included in capital commitments.

The Company has agreements with various customers for prepaid revenue on several service agreements which take effect when the satellite is placed in service. The Company is responsible for operating and controlling these satellites. As at December 31, 2018, customer prepayments of $503.4 million (December 31, 2017 — $390.2 million), a portion of which is refundable under certain circumstances, were reflected in other current and long-term liabilities.

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

The Company is currently involved in a number of disputes with the Brazilian tax authorities who have alleged that additional taxes are owed on revenue earned by the Company for the period 2003 to 2012. The disputes relate to the Brazilian tax authorities’ characterization of the Company’s revenue. Additional taxes and interest of approximately $38.9 million have been assessed by Brazilian tax authorities and the Company has challenged those assessments. The Company believes the likelihood of an unfavorable outcome in these disputes is remote and, as such, no reserve has been established.

Telesat Canada

Notes to the 2018 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

31. COMMITMENTS AND CONTINGENT LIABILITIES – (continued)

The Canadian taxing authorities have assessed the Company for $9 million relating to transfer pricing issues for the years 2009 and 2012. Both disputes relate to the Canadian tax authorities’ repricing of certain transactions between The Company and its subsidiaries. The Company has paid 50% of the outstanding amount to formally object, which has been recorded as an other long-term asset. The Company believes the likelihood of an unfavorable outcome in these disputes is remote and, as such, no reserve has been established.

Other than the legal proceedings disclosed above, the Company is not aware of any proceedings outstanding or threatened as of the date hereof by or against it or relating to its business which may have, or have had in the recent past, significant effects on the Company’s financial position or profitability.

32. SUBSIDIARIES

The list of significant companies included in the scope of consolidation as at December 31, 2018 was as follows:

Company	Country	Method of Consolidation	% voting rights
Infosat Communications LP	Canada	Fully consolidated	100
Telesat Spectrum General Partnership	Canada	Fully consolidated	100
10680451 Canada Inc.	Canada	Fully consolidated	100
Skynet Satellite Corporation	United States	Fully consolidated	100
Telesat Network Services, Inc.	United States	Fully consolidated	100
The SpaceConnection Inc.	United States	Fully consolidated	100
Telesat Satellite LP	United States	Fully consolidated	100
Infosat Able Holdings, Inc.	United States	Fully consolidated	100
Telesat Brasil Capacidade de Satélites Ltda.	Brazil	Fully consolidated	100
Telesat (IOM) Limited	Isle of Man	Fully consolidated	100
Telesat International Limited	United Kingdom	Fully consolidated	100

Apart from 10680451 Canada Inc. which was incorporated in 2018, the percentage of voting rights and method of consolidation were the same as at December 31, 2017.

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

Telesat Canada

Notes to the 2018 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

33. RELATED PARTY TRANSACTIONS – (continued)

Compensation of executives and Board level directors

Year ended December 31,	2018	2017	2016
Short-term benefits (including salaries)	$16,853	$10,037	$6,751
Special payments (1)	2,904	9,006	—
Post-employment benefits	2,510	2,458	2,344
Share-based payments	29,016	2,820	5,482
	$51,283	$24,321	$14,577

(1)	Balance relates to the special cash distribution effective January 25, 2017.

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

In June 2018, 95,363 stock appreciation rights were exercised by a member of key management personnel for 39,488 Non-Voting Participating Preferred shares, on a net settlement basis.

During 2018, Telesat issued 3,630,000 time-vesting options to certain key management personnel. Of this balance, 2,850,000 options vest over a five-year period, while 780,000 vest over a three-year period. In addition, 200,000 restricted share units were granted during 2018 which vest over a three-year period and are expected to be settled with Non-Voting Participating Preferred shares.

Transactions with related parties

The Company and certain of its subsidiaries regularly engage in transactions with related parties. The Company’s related parties include Loral and Red Isle. The transactions have been entered into over the normal course of operations. There were no transactions or balances with Red Isle during any of the years presented.

During the years presented below, the Company and its subsidiaries entered into the following transactions with Loral.

	Sale of goods and services, interest income			Purchase of goods and services, interest expense
Years ended December 31,	2018	2017	2016	2018	2017	2016
Revenue	$128	$128	$133	$—	$—	$—
Operating expenses	$—	$—	$—	$6,456	$6,518	$6,627

Telesat Canada

Notes to the 2018 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

33. RELATED PARTY TRANSACTIONS – (continued)

The following balances were outstanding with Loral at the end of the years presented below:

	Amounts owed by related parties		Amounts owed to related parties
At December 31,	2018	2017	2018	2017
Current receivables/payables	$28	$82	$—	$—

The amounts outstanding are unsecured and will be settled in cash.

Other related party transactions

The Company funds certain defined benefit pension plans. Contributions made to the plans for the year ended December 31, 2018 were $7.7 million (December 31, 2017 — $8.9 million).

