Form 20-F
period 2019-12-31
Telesat Canada
filed 2020-02-27
CIK 1465191

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________________

FORM 20-F

_____________________

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2019
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Event Requiring This Shell Company Report

For the transition period from                to

Commission File Number 333-159793-01

_____________________

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

_____________________

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Name of Each Exchange on Which Registered
None	None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: Common Shares — 74,252,460; Director Voting Preferred Shares — 1,000; Non-Voting Participating Preferred Shares — 38,477,137; and Voting Participating Preferred Shares — 7,034,444.

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

References to the “Senior Notes” mean the 6.5% Senior Notes due in 2027 issued by Telesat Canada and Telesat LLC, as the Co-Issuer.

References to the “Senior Secured Notes” mean the 4.875% Senior Secured Notes due in 2027 issued by Telesat Canada and Telesat LLC, as the Co-Issuer.

References to the “8.875% Senior Notes” mean the 8.875% Senior Notes originally due in November 2024 issued by Telesat Canada and Telesat LLC, as the Co-Issuer, which were repaid in October 2019.

References to the “Senior Secured Credit Facilities” mean the two outstanding secured credit facilities comprising a revolving facility maturing in 2024 and Term Loan B maturing in 2026.

References to the “former senior secured credit facilities” mean the previously two outstanding secured credit facilities comprising a revolving facility originally maturing in November 2021 and Term Loan B originally maturing in November 2023, which were repaid in December 2019.

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

Forward-looking statements appear in a number of places and include statements with respect to, among other things:

•        our future growth and profitability;

•        our competitive strengths;

•        development of our planned Low Earth Orbit (“LEO”) satellite constellation; and

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

•        Fluctuations in available satellite capacity could adversely affect our results;

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

•        There are numerous risks and uncertainties associated with our planned LEO constellation, and we may ultimately choose to not proceed with the project, we may proceed with the project and it may not be successful, or, irrespective of the foregoing, our pursuit of a LEO constellation may negatively impact our existing business, all of which could have a material adverse effect on our operations, business prospects, financial condition and our ability to repay our debt;

•        There are numerous risks related to monetizing C-band spectrum, and it may not happen in a timely manner, or at all. The FCC may adopt a final rule regarding the process that differs meaningfully from the draft rule it issued on February 7, 2020;

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

•        Our business is capital intensive and we may not be able to raise adequate capital to finance our business strategies, or we may be able to do so only on terms that significantly restrict our ability to operate our business;

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

•        Replacing a satellite upon the end of its service life would require us to make significant expenditures, may require us to obtain shareholder approval and we may choose not to replace some of our satellites;

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

•        The uncertainty regarding the potential phase-out of LIBOR may negatively impact our operating results;

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

•        Interruption or failure of, or cyber-attacks on, our information technology and communication systems could hurt our ability to operate our business effectively, which could harm our business and operating results;

•        Our dependence on outside contractors could result in delays related to the design, manufacture and launch of our new satellites, or could limit our ability to sell our services to the U.S. Department of Defense, which could adversely affect our operating results and prospects;

•        Our future reported net income and asset values could be adversely affected by impairments of the value of goodwill and intangible assets;

•        We could experience the departure of key employees or may be unable to recruit the employees needed for our success;

•        We are subject to risks associated with doing business internationally;

•        Changes in tax laws and unanticipated tax liabilities could adversely affect our profitability;

•        Our failure to maintain or obtain authorizations under and comply with the U.S. export control and trade sanctions laws and regulations could have a material adverse effect on our results of operations, business prospects and financial condition;

•        The soundness of financial institutions and counterparties could adversely affect us; and

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

The selected consolidated financial information is comprised of information of Telesat Canada for the period of January 1, 2015 to December 31, 2019 under International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). The selected consolidated statements of income (loss) data and cash flows data for the years ended December 31, 2017 through December 31, 2019 have been derived from Telesat Canada’s audited consolidated financial statements prepared in accordance with IFRS included elsewhere in this Annual Report. The selected balance sheet data as at December 31, 2018 and December 31, 2019 have been derived from Telesat Canada’s audited consolidated financial statements prepared in accordance with IFRS included elsewhere in this Annual Report. The selected balance sheet data as at December 31, 2017, have been derived from Telesat Canada’s audited consolidated financial statements prepared under IFRS, but which are not included in this Annual Report. The selected balance sheet data as at December 31, 2015 and December 2016 and the selected consolidated statements of income (loss) data and cash flows data for the years ended December 31, 2015 and December 31, 2016 have been derived from Telesat Holdings Inc.’s audited consolidated financial statements prepared under IFRS, but which are not included in this Annual Report.

IFRS 15 and IFRS 9 were adopted in 2018 while IFRS 16 was adopted in 2019. The previous years’ financial statements have not been restated.

For details of the impact of the change in accounting policies adopted in 2018, refer to Telesat Canada’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018 filed with the SEC on March 1, 2019 which can be obtained on the SEC’s website at http://www.sec.gov.

For details on the impact of the change in accounting policies adopted in 2019, refer to the audited financial statements of Telesat Canada for the fiscal year ended December 31, 2019 included herein.

Telesat Canada

Selected Historical Consolidated Financial Information
(all amounts in millions of Canadian dollars)

	Years Ended December 31,
	2015	2016	2017	2018	2019
Statements of (loss) income data:
Operating revenue
Broadcast	$492.6	$486.5	$472.8	$455.1	$444.5
Enterprise	434.6	420.1	430.3	428.2	444.7
Consulting and other	27.7	24.3	24.3	19.6	21.7
Total operating revenue	954.9	930.9	927.4	902.9	910.9
Operating expenses
Operating expenses	(184.3)	(174.9)	(187.7)	(185.8)	(165.5)
Depreciation	(207.8)	(224.8)	(221.1)	(224.9)	(243.0)
Amortization	(27.9)	(27.7)	(26.3)	(24.3)	(23.3)
Other operating (losses) gains, net	—	(2.6)	5.9	0.7	(0.9)
Operating income	534.9	500.9	498.2	468.7	478.3
Other (expenses) income
Interest expense	(183.3)	(198.8)	(200.1)	(237.8)	(258.3)
Interest and other income	4.7	6.1	3.0	16.5	20.0
Loss on refinancing	—	(31.9)	—	—	(151.9)
Gain (loss) on changes in fair value of financial instruments	6.0	7.9	60.3	(18.2)	(49.7)
(Loss) gain on foreign exchange	(540.5)	92.6	223.9	(259.1)	163.8
Tax expense	(88.7)	(83.9)	(80.2)	(61.1)	(15.1)
Net (loss) income	$(266.9)	$292.9	$505.1	$(90.9)	$187.2

Statements of cash flows data:
Net cash from operating activities	$422.4	$527.4	$486.7	$466.3	$375.6
Net cash used in investing activities	$(193.9)	$(286.1)	$(164.6)	$(103.3)	$(39.6)
Net cash used in financing activities	$(80.6)	$(139.8)	$(588.8)	$(114.2)	$(40.3)

Balance sheets data (end of year):
Cash and cash equivalents	$690.7	$782.4	$479.0	$768.4	$1,027.2
Total assets	$6,004.6	$6,138.6	$5,697.6	$5,884.5	$5,922.0
Total debt (including current portion)	$4,063.2	$3,851.6	$3,543.4	$3,724.2	$3,712.8
Total shareholders’ equity	$918.1	$1,194.0	$1,142.8	$1,093.0	$1,245.3
Common shares	$340.6	$340.6	$26.6	$26.6	$26.6
Preferred shares	$316.3	$318.1	$126.1	$127.1	$128.3

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

The availability of satellite capacity has fluctuated over time, characterized by periods of undersupply of capacity, followed by periods of substantial new satellite construction which is, in turn, followed by an oversupply of available capacity. The industry appears to be currently experiencing a period of oversupply. Given the number of new satellites launched over the past several years and the number presently under construction, many of which contain high throughput payloads, unless we experience a corresponding increase in demand, the next several years are likely to continue to be characterized by an oversupply of capacity. In addition, changes in technology could introduce a substantial amount of new capacity into the market, further exacerbating the oversupply problem (See “Changes in technology could have a material adverse effect on our results of operations, business prospects and financial condition”). An oversupply of capacity may lead to a decrease in rates charged for satellite services which could adversely affect our results.

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

We provide point-to-point and point-to-multipoint services for voice, data and video communications and for high-speed internet access. We compete against global competitors who are substantially larger than we are in terms of both the number of satellites they have in orbit as well as in terms of their revenues. Due to their larger sizes, these operators are able to take advantage of greater economies of scale, may be more attractive to customers, may (depending on the specific satellite and orbital location in question) have greater flexibility to restore service to their customers in the event of a partial or total satellite failure and may be able to offer expansion capacity for future requirements. We also compete against regional satellite operators who may enjoy competitive advantages in their local markets. New entrants, including governments that have traditionally purchased satellite capacity from established satellite operators, are acquiring their own satellites, which increases the amount of available satellite capacity in the marketplace and decreases demand for our services.

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

Our business is also subject to competition from ground based forms of communications technology. For many point-to-point and other services, the offerings provided by terrestrial companies can be more competitive than the services offered via satellite. A number of companies are increasing their ability to transmit signals on existing terrestrial infrastructures, such as fiber optic cable, DSL (digital subscriber line) and terrestrial wireless transmitters often with funding and other incentives provided by government. In addition, as 5G is rolled out, its advanced capabilities could further increase competition for our satellite services. See “Business Overview — Competition.” The ability of terrestrial companies to increase the capacity, capability and/or the reach of their network significantly would likely result in a decrease in the demand for our services. Increasing availability of capacity from other forms of communications technology can create an excess supply of telecommunications capacity, decreasing the prices we would be able to charge for our services under new service contracts and thereby negatively affecting our profitability. New technology could render satellite-based services less competitive by satisfying consumer demand in other ways.

Our failure to compete effectively could result in a loss of revenues and a decline in profitability, a decrease in the value of our business and a downgrade of our credit rating, which would restrict our access to the capital markets.

Changes in technology could have a material adverse effect on our results of operations, business prospects and financial condition.

The implementation of new technologies that can provide increased capacity to end users at lower cost may reduce demand for our services. The introduction of first generation high throughput satellites (“HTS”), such as ViaSat-1, Jupiter 1 and Intelsat’s “Epic” line of HTS, all of which are able to transmit substantially more data than preexisting satellites, may decrease demand and/or prices for traditional satellite capacity. Many of the new and replacement satellites to be deployed in the near term will be HTS satellites or include high throughput payloads. In addition, second generation HTS systems recently launched and in development purport to be capable of throughput that substantially exceeds the throughput of first generation HTS. While we own the high throughput Canadian payload on ViaSat-1, and have incorporated high throughput payloads on our Telstar 12 VANTAGE, Telstar 18 VANTAGE and Telstar 19 VANTAGE satellites, the introduction of more, and more capable, HTS by other operators into the markets in which we participate could have a material adverse effect on our results of operations, business prospects and financial condition.

New entrants to satellite manufacturing are developing “micro” satellites which are significantly smaller and lower cost. Should these micro satellites be successfully developed, it could foster increased competition and could potentially allow current customers to procure their own satellites, both of which could have an adverse effect on our business.

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

We are currently developing an advanced, global low earth orbit (“LEO”) constellation consisting of over one hundred, and potentially several hundred, satellites in NGSO through certain subsidiaries that are designated as Unrestricted Subsidiaries under our Senior Secured Credit Facilities and the Indentures governing our Senior Secured Notes and Senior Notes. There are numerous risks and uncertainties associated with NGSO constellations generally and with Telesat’s LEO constellation.

NGSO constellations are complex. In order to operate successfully and deliver a high-quality service, all components of the system, both on the ground and in space, must be integrated seamlessly and efficiently. Unlike most traditional geostationary satellites currently in use which rely on legacy, space-tested hardware and established ground equipment infrastructures, much of the technology necessary for the successful operation of a LEO constellation, in particular the Telesat LEO constellation, is still in development. Our LEO constellation design incorporates leading-edge satellite technologies, including on-board data processing, multi-beam phased array antennas, and optical inter-satellite links, that have not been fully developed for space applications at the scale, levels of performance and price points that we require. In addition, in order to provide a competitive service in certain of the customer segments we plan to serve, we require advances in ground terminal design and manufacture, particularly electronic flat panel antennas capable of acquiring and tracking LEO satellites. If our LEO constellation does not deliver the required quality of service at prices that are competitive relative to other satellite providers and alternative products, we may not be able to acquire customers and establish a successful business. It is possible that despite our concerted effort to do so, we may not be able to sufficiently overcome the technological hurdles required to complete our planned LEO constellation or we may implement our LEO constellation and, due to technological issues we did not foresee or which we did not effectively address, our LEO constellation may not operate as planned. Given the scale and complexity of our LEO constellation, we may not be able to obtain insurance to protect us if we experience the failure of one or more satellites or other losses.

In order to operate our LEO constellation efficiently and in a commercially viable manner, we will require access to a sufficient amount of spectrum. We currently hold an authorization from Canada for an NGSO network in Ka-band which has global ITU priority. However, the ITU, Canada and the U.S. have recently adopted new deployment milestones for NGSO systems for the bringing-into use (“BIU”) and maintenance of international NGSO filings. These new milestones could adversely impact our ability to maintain priority rights for our planned LEO constellation. In addition, while the international rules governing coordination between NGSO satellite systems are well established and rely on international filing date priority, the U.S. has adopted a different approach to NGSO-NGSO coordination that requires band splitting if NGSO operators are unable to reach a coordination agreement. As a result, the amount of spectrum that may be available to us for our LEO constellation in the U.S. is uncertain. It is possible that other jurisdictions may adopt the U.S. approach or some other approach that undermines us. Some of the spectrum utilized by Telesat’s LEO constellation is also allocated to terrestrial fixed and mobile services and GSO satellite services. Other portions of the spectrum we plan to use are under consideration for being designated for terrestrial fixed and mobile services. While some jurisdictions have established rules for sharing the spectrum, many jurisdictions have yet to address this issue. Our ability to use shared spectrum for our LEO constellation may be adversely impacted by new rules or the absence of rules for spectrum sharing. In addition, in order to successfully sell services on our LEO constellation, we will require market access to each country in which our customers are located. It is uncertain if we will be successful in obtaining market access to all of the countries needed to make our LEO constellation commercially successful. See “We operate in a highly regulated industry and government regulations may adversely affect our ability to sell our services, or increase the expense of such services or otherwise limit our ability to operate or grow our business”.

There are certain environmental risks that have been raised in opposition to LEO constellations, including the potential for increased orbital debris and “light pollution” associated with light reflecting off satellites in the night sky. To the extent that governments impose restrictions or additional regulations to address any environmental concerns regarding LEO constellations it may adversely impact our ability to successfully deploy our constellation.

In addition, the parameters of our current LEO constellation design differ from the parameters of our authorization from Canada, as well as from the authorization we received from the United States allowing U.S. market access for our LEO constellation. Prior to deploying our LEO constellation, we will be required to apply to amend our Canadian authorization to match the parameters of our final LEO constellation design. There can be no assurance that our amendment will be approved. Similarly, prior to providing service in the United States, we will be required to apply to modify our U.S. market access authorization. There can be no assurance that our modification will be approved or, if approved, that it will not have conditions that preclude us from being able to deliver an acceptable level of service in the United States.

The implementation of our planned LEO constellation will require a substantial outlay of capital. We may not be able to raise sufficient capital for any number of reasons. See “Our business is capital intensive and we may not be able to raise adequate capital to finance our business strategies, or we may be able to do so only on terms that significantly restrict our ability to operate our business” and “Risks related to our indebtedness and our Senior Secured Notes and Senior Notes”. If we are unable to raise sufficient capital, we will not be able to build and deploy our LEO constellation. In addition, if we are successful in raising sufficient capital to fund the LEO constellation and the constellation does not operate as expected or is otherwise commercially unsuccessful, we may not be able to repay all or a substantial part of our debt.

Although we believe there is a significant market for the services we expect to provide with our LEO constellation, we may not be able to attract enough customers to make the project successful and earn a sufficient return on our investment, which could have a material adverse effect on our business prospects, financial condition and our ability to repay our debt.

In 2019, we announced that we had entered into a Memorandum of Understanding (“MOU”) with the Government of Canada (“GoC”) regarding a partnership intended to ensure access to affordable high-speed internet connectivity across rural and remote areas of Canada through the development of the Telesat LEO satellite constellation.

The partnership is expected to generate $1.2 billion in revenue for us over 10 years, which includes a contribution of up to $600 million from the GoC. The MOU is a non-binding document and our ability to actually receive any contribution from the GoC is contingent upon, among other things, the execution of a binding agreement with the GoC and our fulfilling our obligations under that agreement, including successfully deploying an operational constellation that can support the delivery of broadband services that meets the GoC’s objectives. Additionally, in 2019, we also announced that we had entered into a binding agreement with the GoC pursuant to which the GoC will contribute $85 million to support the development of the Telesat LEO constellation through the GoC’s Strategic Innovation Fund (“SIF”). Our ability to obtain any funds from SIF is contingent on our meeting certain obligations under the agreement, including meeting certain hiring goals and thresholds for research & development investment in Canada. We can provide no assurances that we can successfully enter into a binding agreement with GoC regarding the MOU, or fulfil our obligations under that agreement or the agreement regarding SIF funding.

There are a number of competing NGSO satellite projects in development, including projects being developed by SpaceX, Amazon, OneWeb and SES/O3b as well as country-sponsored projects in China and Russia. Some of these potential competitors to our system have greater access to capital than we have and/or may be at a more advanced stage of development. For example, China and Russia have access to almost unlimited amounts of capital and have government-owned satellite manufacturing and launch facilities at their disposal. SpaceX and Amazon are much larger than Telesat, have more diverse sources of revenue and have substantially greater financial resources than we do. In addition, OneWeb has already launched dozens of satellites into their constellation and SpaceX has launched several hundred satellites. Both have announced that they will continue to regularly launch satellites well in advance of the timeline when we will begin deploying significant numbers of additional satellites into our constellation. SpaceX has its own in-house launch capability. Blue Origin, a company owned by Amazon’s Chairman, CEO and largest shareholder, Jeff Bezos, is significantly advanced in its development of launch vehicles. Amazon and SpaceX’s greater access to ability to launch vehicles for their own satellites may give them an advantage over us since we do not have in-house capability to launch our own satellites and, in the event SpaceX or Blue Origin do not make their launch vehicles available to us, may limit our access to affordable launch vehicles for our constellation. If our competitors are able to establish operational constellations before we do, it may be more difficult for us to attract customers for our constellation. Further, to the extent their constellations make use of Ka-band spectrum, as SpaceX and OneWeb have indicated they will, it may limit our access to sufficient Ka-band spectrum to operate our constellation efficiently and profitably.

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

There are numerous risks related to monetizing C-band spectrum, and it may not happen in a timely manner, or at all. The FCC may adopt a final rule regarding the process that differs meaningfully from the draft rule it issued on February 7, 2020.

On October 2, 2017, Intelsat and Intel Corporation submitted a proposal to the FCC that would enable joint use of 3.7-4.2 GHz C-band spectrum in the United States by fixed satellite services operators and terrestrial mobile services providers. The FCC issued a Notice of Proposed Rule Making (“NPRM”) in July 2018 that included aspects of this proposal. In September 2018, Telesat became a member of the C-Band Alliance (“CBA”), which was composed of leading global satellite operators Intelsat, SES, Eutelsat and Telesat. Eutelsat subsequently withdrew from the CBA. The role of the CBA was to implement the safe and efficient clearing and repurposing of C-band spectrum in the U.S., accelerating the deployment of 5G services, and the CBA has worked with customer groups, associations and other stakeholders to provide detailed technical and operational plans that will enable safely clearing a portion of the band in a way that highly reliable C-band satellite services can continue.

On February 7, 2020, the FCC issued a draft Report and Order on Expanding Flexible use of the 3.7 to 4.2 GHz Band. The draft Report and Order indicated that Telesat could receive as much as US$374.1 million from the repurposing of C-band Spectrum. However, Telesat’s ability to receive any proceeds would be subject to certain conditions (See “Business Strategy, Repurposing C-band Spectrum”). Further, the draft Order is currently scheduled to be voted on at the FCC’s February 28, 2020 meeting. The FCC vote on this draft rule could be delayed beyond

February 28, 2020, or may not take place at all. In addition, the FCC may adopt a final rule regarding the process that differs meaningfully from the draft rule it issued on February 7, 2020. Since the draft rule issued, Intelsat has suggested that there is no further role for the CBA and they, along with others, have challenged the FCC’s allocation of C-band proceeds as set out in the draft rule. Any rule which the FCC may issue is subject to legal challenge. In addition, there are members of the United States Senate and Congress who oppose the FCC’s current plans and are seeking to modify or overturn them. There are also technical challenges to clearing C-band spectrum. There can be no assurance that Telesat will receive any proceeds from the FCC process or, if it were to receive proceeds, the amount or timing of receipt.

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

Our current satellite insurance does not protect us against all satellite-related losses that we may experience, and we do not have in-orbit insurance coverage for all of the satellites in our fleet. As of December 31, 2019, the total net book value of our six in-orbit satellites for which we do not have insurance (Nimiq 1, Nimiq 2, Anik F1, Anik F2, Telstar 12, and ViaSat-1) was approximately $27.2 million. Our insurance does not protect us against business interruption, loss of revenues or delay of revenues. In addition, we do not insure the net book value of performance incentives that may be payable to a satellite’s manufacturer as these are payable only to the extent that the satellite operates in accordance with contracted technical specifications. Our existing launch and in-orbit insurance policies include, and any future policies that we obtain can be expected to include, specified exclusions, deductibles and material change limitations. Typically, these insurance policies exclude coverage for damage or losses arising from acts of war, anti-satellite devices, electromagnetic or radio frequency interference and other similar potential risks for which exclusions are customary in the industry at the time the policy is written. In addition, they typically exclude coverage for satellite health-related problems affecting our satellites that are known at the time the policy is written or renewed. Any claims under existing policies are subject to settlement with the insurers and may, in some instances, be payable to our customers.

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

Subject to the requirements of the Senior Secured Credit Facilities and the indentures governing our Senior Secured Notes and Senior Notes, we may elect to reduce or eliminate insurance coverage for certain of our existing satellites, or elect not to obtain insurance policies for our future satellites, especially if exclusions make such policies ineffective, the costs of coverage make such insurance impractical or if self-insurance is deemed more cost effective.

We derive a substantial amount of our revenues from only a few of our customers. A loss of, or default by, one or more of these major customers, or a material adverse change in any such customer’s business or financial condition, could materially reduce our future revenues and contracted backlog.

For the year ended December 31, 2019, our top five customers together accounted for approximately 62% of our revenues. At December 31, 2019, our top five backlog customers together accounted for approximately 83% of our backlog. If any of our major customers choose to not renew their contracts at the expiration of the existing terms or seek to negotiate concessions, particularly on price, it could have a material adverse effect on our results of operations, business prospects and financial condition. Our customers could experience a downturn in their business or find themselves in financial difficulties, which could result in their ceasing or reducing their use of our services or becoming unable to pay for services they had contracted to buy. In addition, some of our customers’ industries are undergoing significant consolidation, and our customers may be acquired by each other or other companies, including by our competitors. Such acquisitions could adversely affect our ability to sell services to such customers and to any end-users whom they serve. Some customers have in the past defaulted, and our customers may in the future default, on their obligations to us due to bankruptcy, lack of liquidity, operational failure or other reasons. Such defaults could adversely affect our revenues, operating margins and cash flows. If our contracted revenue backlog is reduced due to the financial difficulties of our customers, our revenues, operating margins and cash flows would be further negatively impacted.

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

In the United States, the Federal Communications Commission (“FCC”) regulates the provision of satellite services to, from or within the United States. Certain of our satellites are owned and operated through a U.S. subsidiary and are regulated by the FCC. In addition, to facilitate the provision of FSS satellite services in C-, Ku- and Ka-band frequencies in the United States market, foreign licensed operators can apply to have their satellites either placed on the FCC’s Permitted Space Station List (for certain frequencies) or be granted a declaratory ruling (for other frequencies). Our Anik Fl, Anik FlR, Anik F2, Anik F3, Nimiq 5, Telstar 14R/Estrela do Sul 2 and Telstar 19 VANTAGE satellites are currently authorized to serve the U.S. market in accordance with these procedures. The export from the United States of satellites and technical information related to satellites, earth station equipment and provision of services to certain countries are subject to State Department, Commerce Department and Treasury Department regulations, in particular the International Traffic in Arms Regulations (“ITAR”), which currently include satellites on the list of items requiring export permits. These ITAR provisions have constrained our access to technical information and have had a negative impact on our international consulting revenues. In addition, we and our satellite manufacturers may not be able to obtain and maintain necessary export authorizations, which could adversely affect our ability to procure new United States-manufactured satellites; control our existing satellites; acquire launch services; obtain insurance and pursue our rights under insurance policies; or conduct our satellite-related operations and consulting activities.

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

In a number of countries, including Canada and the United States, regulators plan to adopt new spectrum allocations for terrestrial mobile broadband and 5G, including in bands that are currently allocated to satellite services. New spectrum allocations may require satellite operators to vacate or share spectrum and may limit the spectrum that is available for satellite services, which could adversely impact our business.

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

The ITU establishes the Radio Regulations, an international treaty which contains the rules concerning frequency allocations and the priority to, coordination of, and use of, radio frequency assignments. The ITU Radio Regulations define the allocation of radio frequencies to specific uses. The ITU Radio Regulations are periodically reviewed and revised at World Radiocommunication Conferences (“WRC”), which take place typically every three to four years. The most recent WRC was held in November 2019. Terrestrial operators are increasingly seeking additional radio frequency assignments, including frequencies currently designated for exclusive or shared use by satellite systems, to support the increasing demand for terrestrial services. The ITU is currently reviewing and may adopt new international spectrum allocations for terrestrial mobile and other services. As a result, we cannot guarantee that the ITU will not change its allocation decisions and rules in the future in a way that could limit or preclude our use of some or all of our existing or future orbital locations or spectrum. See “Business Overview — Government Regulation.”

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

In certain countries, a failure to resolve coordination issues is used by regulators as a justification to deny, limit or condition market access by foreign satellite operators. In addition, while the ITU Radio Regulations require later-in-time systems to coordinate their operations with us, we cannot guarantee that other operators will conduct their operations so as to avoid transmitting any signals that would cause harmful interference to the signals that we, or our customers, transmit. This interference could require us to take steps, or pay or refund amounts to our customers, that could have a material adverse effect on our results of operations, business prospects and financial condition. The ITU’s Radio Regulations do not contain mandatory dispute resolution or enforcement regulations and neither the ITU specifically, nor international law generally, provides clear remedies if the ITU coordination process fails. Failure to coordinate our satellites’ frequencies successfully or to obtain or maintain other required regulatory approvals could have an adverse effect on our business operations, prospects and financial condition, as well as on the value of our business.

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

If we are unable to place satellites into currently unused GSO locations or into NGSO orbits in a manner that satisfies the ITU Radio Regulations and national regulatory requirements, or if those regulatory requirements were to change, or if we are unable to maintain satellites or make use of all of the spectrum for which we have been authorized at the GSO locations that we currently use, we may lose our rights to use these orbital resources and they would become available for other satellite operators to use. The loss of one or more of our orbital resources could negatively affect our plans and our ability to implement our business strategy.

Replacing a satellite upon the end of its service life would require us to make significant expenditures, may require us to obtain shareholder approval and we may choose not to replace some of our satellites.

To ensure no disruption in our business and to prevent loss of customers, we are typically required to commence construction of a replacement satellite approximately five years prior to the expected end of service life of the satellite then in orbit. Typically, it costs in the range of US$250 million to US$300 million to construct, launch and insure a GEO satellite. There is no assurance that we will have sufficient cash, cash flow or be able to obtain third party or shareholder financing to fund such expenditures on favorable terms, if at all, or that we will obtain shareholder approval to procure replacement satellites. Certain of our satellites are nearing their expected end-of-orbital maneuver lives. See “Property, plants and equipment — In-orbit satellites” for more information on the expected end-of-orbital maneuver lives of our satellites. Should we not have sufficient funds available to replace those satellites or should we not receive approval from our shareholders to purchase replacement satellites, it could have a material adverse effect on our results of operations, business prospects and financial condition. In order to justify the cost of replacing a satellite at the end of its life, there must be sufficient demand for services such that a reasonable business case can be made for its replacement. If there is insufficient demand for a replacement, we may choose not to replace a satellite at the end of its life. For example, we do not currently intend to replace our Anik F1 satellite at the end of its commercial life, which is expected to occur later this year.

Significant changes in exchange rates could have a material adverse effect on our financial results.

Our main foreign currency exposures as at December 31, 2019 lie in our U.S. dollar denominated debt financing and cash and cash equivalents. In addition, approximately 52.7% of our revenue, 39.2% of our operating expenses, 100.0% of our interest expense on indebtedness and the majority of our capital expenditures were denominated in U.S. dollars for the twelve months ended December 31, 2019.

As a result of a increase in the value of the Canadian dollar against the U.S. dollar at December 31, 2019 compared to December 31, 2018, we recorded a foreign exchange gain of approximately $163.8 million. A five percent increase (decrease) in the value of the U.S. dollar against the Canadian dollar would have increased (decreased) our indebtedness and (decreased) increased our net income as at December 31, 2019 by $185.7 million. A five percent increase (decrease) in the value of the U.S. dollar against the Canadian dollar would have increased (decreased) our cash and cash equivalents by $42.4 million, increased (decreased) our net income by $10.3 million and increased (decreased) our other comprehensive income by $32.1 million as at December 31, 2019. In addition, for the twelve months ended December 31, 2019, a five percent increase (decrease) in the value of the U.S. dollar against the Canadian dollar would have increased (decreased) revenue by $24.0 million, operating expenses by $3.2 million and interest expense by $11.3 million. These analyses assume that all other variables remain constant.

A portion of our revenues come from contracts which are denominated in Brazilian Reais. Any decrease in the value of the Brazilian Reais against the Canadian dollar would reduce our revenues.

Significant changes in exchange rates could materially increase our interest and other payment obligations under our financing arrangements.

As at December 31, 2019, the Canadian dollar equivalent of our debt, excluding deferred financing costs and prepayment options, was $3,713.2 million.

As at December 31, 2019, if the value of the Canadian dollar against the U.S. dollar increased (decreased) by $0.01, our indebtedness would have decreased (increased) by $28.6 million.

Changes in exchange rates impact the amount that we pay in interest, and may significantly increase the amount that we are required to pay in Canadian dollar terms to redeem our Senior Secured Notes or Senior Notes, either at maturity, or earlier if redemption rights are exercised or other events occur which require us to offer to purchase our Senior Secured Notes or Senior Notes prior to maturity, and to repay funds drawn under the Senior Secured Credit Facilities.

For the twelve months ended December 31, 2019, approximately 47.3% of our revenues were received in currencies other than the U.S. currency, the majority of which were in Canadian currency. The revenues that we receive in U.S. currency may mitigate a portion of our exchange rate risk, but do not fully protect us from that risk.

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

The uncertainty regarding the potential phase-out of LIBOR may negatively impact our operating results.

LIBOR, the interest rate benchmark used as a reference rate on our variable rate debt, including our revolving credit facility, term loan, and interest rate swaps is expected to be phased out by the end of 2021, when private-sector banks are no longer required to report the information used to set the rate. Without this data, LIBOR may no longer be published, or the lack of quality and quantity of data may cause the rate to no longer be representative of the market. At this time, no consensus exists as to what rate or rates will become accepted alternatives to LIBOR, although the U.S. Federal Reserve, in connection with the Alternative Reference Rates Committee, a steering committee comprised of large U.S. financial institutions selected the Secured Overnight Financing Rate (“SOFR”) as the rate that represents best practice for replacing U.S. dollar LIBOR for use in new U.S. dollar derivatives and other financial contracts, and has recommended a paced transition plan that involves the creation of a reference rate based on SOFR by the end of 2021. SOFR is a more generic measure than LIBOR and considers the cost of borrowing cash overnight, collateralized by U.S. Treasury securities. Given the inherent differences between LIBOR and SOFR or any other alternative benchmark rate that may be established, there are many uncertainties regarding a transition from LIBOR, including but not limited to the need to amend some or all contracts with LIBOR as the reference rate and how this will impact the Company’s cost of variable rate debt and certain derivative financial instruments. The Company will also need to consider new contracts and if they should reference an alternative benchmark rate or include suggested fallback language, as published by the Alternative Reference Rates Committee. The consequences of these developments with respect to LIBOR cannot be entirely predicted and span multiple future periods but could result in an increase in the cost of our variable rate debt or derivative financial instruments which may be detrimental to our financial position or operating results.

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

We operate an extensive ground infrastructure including our satellite control centre in Ottawa, our main earth station and back up satellite control facility at Allan Park, nine earth stations throughout Canada, two teleports located in the United States and one in Brazil. These ground facilities are used for controlling our satellites and/or for the provision of end-to-end services to our customers.

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

Any delays in the design, construction or launch of our satellites could have a material adverse effect on our business, financial condition and results of operations. There is a limited number of manufacturers that are able to design and build satellites according to the technical specifications and standards of quality we require, including Airbus Defence and Space, Thales Alenia Space, Boeing, Lockheed Martin, MELCO, Northrop Grumman and Maxar. We also rely on the manufacturers of our satellites to provide support throughout the life of the satellite in the event it should suffer an anomaly. If any of our manufacturer’s business fail, it could adversely impact our ability to overcome a satellite anomaly and maintain our satellites in service, in whole or in part. There is also a limited number of suppliers able to launch such satellites, including International Launch Services, Arianespace, Mitsubishi Heavy Industries, SpaceX and Lockheed Martin. Should any of our manufacturers’ or launch suppliers’ businesses fail, it would reduce competition and could increase the cost of satellites and launch services. Adverse events with respect to any of our manufacturers or launch suppliers could also result in the delay of the design, construction or launch of our satellites. For example, many of our past launches were provided by International Launch Services, an entity owned by the Russian government. In response to the ongoing situation involving the Russian Federation in the Ukraine, various governments have implemented economic and other sanctions against Russia and its interests. U.S. law requires satellite manufacturers to obtain a license from the U.S. government for the exportation of certain prescribed U.S. technologies, if the exportation of the technology is to a Russian counterparty. Virtually all satellites manufactured outside of China contain prescribed U.S. technology. Should the U.S. implement sanctions which would have the effect of blocking the export of satellites containing prescribed U.S. technologies to Russian-controlled launch providers, it would lead to a reduction in launch alternatives and, as a result, could lead to increased launch costs or delays in the future, which could have an adverse impact on our business. In addition, in December 2017, the U.S. government adopted new legislation that prohibits the U.S. Secretary of Defense from procuring satellite services using satellites that were launched on a Russian launch vehicle.

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

The assets listed on our consolidated balance sheet as at December 31, 2019 include goodwill with a carrying value of approximately $2,446.6 million and other intangible assets with a carrying value of approximately $802.8 million. Goodwill and other intangible assets are qualitatively assessed for indicators of impairment. If the qualitative assessment concludes an indication of impairment, a quantitative impairment test of goodwill and other intangible assets (such as orbital locations) with indefinite useful lives is undertaken. We measure for the quantitative impairment test using a projected discounted cash flow method and confirm the assessment using other valuation methods. If the asset’s carrying value is more than its recoverable amount, the difference is recorded as a reduction in the amount of the asset on the balance sheet and an impairment charge in the statement of income. Quantitative testing for impairment requires significant judgment by management to determine the assumptions used in the impairment analysis. Any changes in the assumptions used could have a material impact on the impairment analysis and result in an impairment charge. We cannot predict whether an event that triggers impairment will occur, when it will occur or how it will affect the reported asset values. If our goodwill or other intangible assets are deemed to be impaired in whole or in part, we could be required to reduce or write-off such assets, which could have a material adverse effect on our financial condition.

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

Risks related to our indebtedness and our Senior Secured Notes and Senior Notes

Our substantial debt may adversely affect our cash flow and prevent us from fulfilling our obligations under the Senior Secured Notes, the Senior Notes and our other outstanding indebtedness.

We have a significant amount of debt. As at December 31, 2019, we had total debt of US$2,858.5 million and up to US$200 million of unused available revolving capacity under the Senior Secured Credit Facilities (not giving effect to US$0.1 million of outstanding letters of credit).

Our substantial amount of debt may have important consequences. For example, it may: make it more difficult for us to satisfy our obligations under the Senior Secured Credit Facilities, the Senior Secured Notes and the Senior Notes (collectively referred to as our “Existing Debt”); increase our vulnerability to general adverse economic and industry conditions; require us to dedicate a substantial portion of our cash flow from operations to make interest and principal payments on our debt, thereby limiting the availability of our cash flow to fund future capital expenditures, working capital and other general corporate requirements; limit our flexibility in planning for, or reacting to, changes in our business and in the industries that we service; place us at a competitive disadvantage compared with competitors that have less debt; and limit our ability to borrow additional funds, even when necessary to maintain adequate liquidity.

In addition, a substantial portion of our available borrowings bear interest at variable rates. If market interest rates increase, variable-rate debt will create higher debt service requirements, which may adversely affect our cash flow. While we may enter into agreements limiting our exposure to higher interest rates, any such agreements may not offer adequate protection from this risk.

Despite our current levels of debt, we may incur substantially more debt. This may further exacerbate the risks associated with our substantial debt as described herein and prevent us from fulfilling our obligations under the Senior Secured Notes and the Senior Notes.

We may incur additional debt in the future. The terms of our Senior Secured Credit Facilities, the indenture governing our Senior Secured Notes and the indenture governing our Senior Notes will allow us to incur substantial amounts of additional debt, subject to certain limitations. If new debt is added to our current debt levels, the related risks discussed in this “Risk factors” section may be magnified.

Our Senior Notes are effectively subordinated to the Co-Issuers’ and the guarantors’ indebtedness under the Senior Secured Credit Facilities, the Senior Secured Notes and any other future secured debt to the extent of the value of the assets securing such debt.

Our Senior Notes, and each guarantee of the Senior Notes, are unsecured and therefore are effectively subordinated to any secured debt that the Co-Issuers or the guarantors may incur to the extent of the value of the assets securing such debt. In the event of a bankruptcy, insolvency or similar proceeding involving a Co-Issuer (as and to the extent applicable to Telesat Canada) or guarantor, the assets which serve as collateral for any secured debt will be available to satisfy the obligations under the secured debt before any payments are made on the Senior Notes. As a result, the holders of our Senior Notes may receive less, ratably, than the holders of secured debt in the event of the Co-Issuers’ or the guarantors’ bankruptcy, insolvency, liquidation, reorganization, dissolution or other winding up and the Notes may not be repaid. As at December 31, 2019, we had outstanding secured indebtedness of US$2,308.5 million and US$200 million of unused available revolving capacity under the Senior Secured Credit Facilities (not giving effect to US$0.1 million of outstanding letters of credit). Our Senior Notes are effectively subordinated to any borrowings under our current or future senior credit facilities, the Senior Secured Notes and our other secured debt to the extent of the value of the assets securing such debt. See also “We may not be able to generate sufficient cash to service all of our indebtedness.”

Not all of our subsidiaries guarantee our Senior Secured Notes and Senior Notes, and the assets of our non-guarantor subsidiaries may not be available to make payments on our Senior Secured Notes and Senior Notes. The Senior Secured Notes and Senior Notes will be structurally subordinated to all obligations of the Co-Issuers’ existing and future subsidiaries that are not and do not become guarantors of the Senior Secured Notes and Senior Notes.

The guarantors of our Senior Secured Notes and Senior Notes do not include all of our subsidiaries, including the subsidiary developing our LEO constellation. Additionally, not all of our future restricted subsidiaries (i.e., subsidiaries required to comply with the covenants in the indentures governing our Senior Secured Notes and Senior Notes) will be required to guarantee our Senior Secured Notes and Senior Notes. The indenture governing the Senior Secured Notes and the indenture governing the Senior Notes provides that each existing and future restricted subsidiary that guarantees our obligations under the Senior Secured Credit Facilities or under certain publicly or privately issued debt securities of Telesat Canada or any restricted subsidiary will guarantee our Senior Secured Notes or Senior Notes, as applicable.

Payments on our Senior Secured Notes and Senior Notes are only required to be made by the Co-Issuers and the guarantors. As a result, no payments are required to be made from assets of subsidiaries that do not guarantee our Senior Secured Notes and Senior Notes, unless those assets are transferred by dividend or otherwise to the Co-Issuers or a guarantor. Also, our Senior Secured Notes and Senior Notes are structurally subordinated to all liabilities of non-guarantor subsidiaries. In the event of a bankruptcy, liquidation or reorganization of any of our non-guarantor subsidiaries, these non-guarantor subsidiaries will pay the holders of their debts and their trade creditors before they will be able to distribute any of their assets to us.

In addition, the documentation governing the Existing Debt, subject to some limitations, permits these subsidiaries to incur additional indebtedness and will not contain any limitation on the amount of other liabilities, such as trade payables, that may be incurred by these subsidiaries.

Our subsidiaries that provide guarantees of our Senior Secured Notes and Senior Notes will be automatically released from those guarantees upon the occurrence of certain events, including the following: the designation of that guarantor as an unrestricted subsidiary; the release or discharge of any guarantee or indebtedness that resulted in the creation of the guarantee of our Senior Notes by such guarantor; or the sale or other disposition (by amalgamation, merger or otherwise), including the sale of substantially all the assets, of that guarantor.

In addition, any guarantee of our Senior Secured Notes or our Senior Notes will be released in the event such guarantee is released under the Senior Secured Credit Facilities and certain other publicly or privately issued debt securities. Any guarantee of our Senior Secured Notes or our Senior Notes will also be suspended during any time in which such Senior Secured Notes or Senior Notes, as applicable, are rated investment grade by both Moody’s Investors Service, Inc. and Standard & Poor’s Ratings Group, Inc. and no default or event of default has occurred or is continuing.

If any guarantee is released (or during any period in which any guarantee is suspended), no holder of such Senior Secured Notes or Senior Notes, as applicable, will have a claim as a creditor against that subsidiary, and the indebtedness and other liabilities, including trade payables and preferred stock, if any, whether secured or unsecured, of that subsidiary will be structurally senior to the claim of any holders of such Senior Secured Notes or Senior Notes, as applicable.

The agreements governing our debt, including the indenture governing our Senior Secured Notes, the indenture governing our Senior Notes and the credit agreement governing our Senior Secured Credit Facilities, contain various covenants that impose restrictions on us that may affect our ability to operate our business and to make payments on our Senior Secured Notes and Senior Notes.

The agreements governing our debt, including the indenture governing our Senior Secured Notes, the indenture governing our Senior Notes and the Credit Agreement impose operating and financial restrictions on our activities. For example, the revolving credit facility requires us to comply with a first lien net leverage ratio of 5.75:1.00, tested quarterly when our Revolving Credit Facility is drawn by more than 35% of the Credit Facility amount. The indenture governing our Senior Secured Notes, the indenture governing our Senior Notes, the Credit Agreement and future debt agreements may also limit or prohibit our ability to, among other things:

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

•        enter into certain transactions with affiliates; and

•        effect mergers, consolidations, amalgamations and transfers of all or substantially all assets.

These restrictions on our ability to operate our business could seriously harm our business by, among other things, limiting our ability to take advantage of financing, merger and acquisition and other corporate opportunities.

Various risks, uncertainties and events beyond our control could affect our ability to comply with these covenants and maintain this financial ratio. Failure to comply with any of the covenants in our existing or future financing agreements could result in a default under those agreements and under other agreements containing cross-default provisions. A default would permit lenders to accelerate the maturity for the debt under these agreements and to foreclose upon any collateral securing the debt. Under these circumstances, we might not have sufficient funds or other resources to satisfy all of our obligations, including our obligations under the Senior Secured Notes or the Senior Notes.

The limitations imposed by financing agreements on our ability to incur additional debt and to take other actions might significantly impair our ability to obtain other financing. To service our debt and to fund planned capital expenditures, we will require a significant amount of cash, which may not be available to us.

Our ability to make payments on, or repay or refinance our debt, including our Senior Secured Notes and Senior Notes, and to fund planned capital expenditures will depend largely upon our future operating performance. Our future performance, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. In addition, our ability to borrow funds in the future to make payments on our debt will depend on the satisfaction of the covenants in the Senior Secured Credit Facilities, in the indenture governing our Senior Secured Notes and in the indenture governing our Senior Notes and other agreements we may enter into in the future. In addition, if our Revolving Credit Facility is drawn by more than 35% of the Credit Facility amount, we will be required to comply with a first lien net leverage ratio of 5.75:1.00, tested quarterly, and failure to comply will result in an event of default under the revolving credit facility. The indenture governing our Senior Secured Notes, the indenture governing our Senior Notes and the Credit Agreement contain limitations on our ability to incur additional debt. We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under the Senior Secured Credit Facilities or from other sources in an amount sufficient to enable us to pay our debt, including our Senior Secured Notes and our Senior Notes, or to fund our other liquidity needs. As of December 31, 2019, we had US$200 million of unused available revolving capacity under our Senior Secured Credit Facilities (not giving effect to US$0.1 million of outstanding letters of credit). In addition, our ability to raise additional capital to refinance our debt or to fund our operations is dependent on capital market conditions.

If our cash flows and capital resources are insufficient to service our indebtedness, we may be forced to reduce or delay capital expenditures, sell assets, seek additional capital or restructure or refinance our indebtedness, including our Senior Secured Notes and our Senior Notes. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. Our ability to restructure or refinance our debt will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. In addition, the terms of existing or future debt agreements, including the Senior Secured Credit Facilities, the indenture governing our Senior Secured Notes and the indenture governing our Senior Notes, may restrict us from adopting some of these alternatives. In the absence of such operating results and resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations. We may not be able to consummate those dispositions for fair market value or at all. Furthermore, any proceeds that we could realize from any such dispositions may not be adequate to meet our debt service obligations then due.

We may not be able to generate sufficient cash to service all of our indebtedness, and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Our ability to make scheduled payments on or refinance our debt obligations depends on our financial condition and operating performance, which are subject to prevailing economic, industry and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond our control (as well as and including those factors discussed under “Risks related to our business” above). We may be unable to maintain a level of cash flow from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness, including our Senior Secured Notes and our Senior Notes.

If our cash flow and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance our indebtedness, including our Senior Secured Notes and our Senior Notes. We may not be able to effect any such alternative measures on commercially reasonable terms or at all and, even if successful, those alternative actions may not allow us to meet our scheduled debt service obligations. The Credit Agreement, the indenture governing the Senior Secured Notes and the indenture governing our Senior Notes will restrict our ability to dispose of assets and use the proceeds from those dispositions and may also restrict our ability to raise debt or equity capital to be used to repay other indebtedness when it becomes due. We may not be able to consummate those dispositions or obtain proceeds in an amount sufficient to meet any debt service obligations then due.

Our inability to generate sufficient cash flow to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms or at all, would materially and adversely affect our financial position and results of operations and our ability to satisfy our obligations under our Senior Secured Notes and our Senior Notes.

If we cannot make scheduled payments on our debt, we will be in default and holders of our Senior Secured Notes and our Senior Notes could declare all outstanding principal and interest to be due and payable, the lenders under the Senior Secured Credit Facilities could terminate their commitments to loan money and declare all principal and interest to be due and payable, our secured lenders (including the lenders under the Senior Secured Credit Facilities and the Senior Secured Notes) could foreclose against the assets securing their borrowings and we could be forced into bankruptcy or liquidation (as and to the extent applicable to Telesat Canada). All of these events could result in your losing your entire investment in our Senior Secured Notes and our Senior Notes.

We may be unable to make a change of control offer required by the indenture governing our Senior Secured Notes or the indenture governing our Senior Notes, which would cause defaults under the indentures and the Senior Secured Credit Facilities.

The terms of our Senior Secured Notes and our Senior Notes will require us to make an offer to purchase our Senior Secured Notes or Senior Notes, as applicable, upon the occurrence of a Change of Control Triggering Event (as defined in the relevant indenture) at a purchase price equal to 101% of the principal amount of such notes, plus accrued and unpaid interest and additional amounts, if any, to, but excluding, the date of the repurchase. Additionally, under the Senior Secured Credit Facilities, a change of control (as defined therein) will constitute an event of default that will permit the lenders to accelerate the maturity of all outstanding principal and interest and terminate their commitments to lend. In addition, our other financing arrangements may require repayment of amounts outstanding in the event of a change of control and may, therefore, limit our ability to fund the repurchase of our Senior Secured Notes or Senior Notes in certain circumstances. It is possible that we will not have sufficient funds at the time of the Change of Control Triggering Event to make the required repurchase of our Senior Secured Notes, Senior Notes or that restrictions in future financing agreements will not allow the repurchases.

Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.

Borrowings under the Senior Secured Credit Facilities will be at variable rates of interest and will expose us to interest rate risk. Assuming all revolving loans are fully drawn, each quarter percentage point change in interest rates would result in a $2.7 million change in annual interest expense on indebtedness under the Senior Secured Credit Facilities. We have entered into, and in the future we may enter into, interest rate swaps that involve the exchange of floating for fixed rate interest payments in order to reduce interest rate volatility. However, we may not maintain interest rate swaps with respect to all or any of our variable rate indebtedness, and any swaps we enter into may not fully mitigate our interest rate risk, may prove disadvantageous or may create additional risks, including risks discussed in “Risks related to our business” above.

Because of the Telesat Canada Reorganization and Divestiture Act, a Canadian act uniquely applicable to Telesat Canada (but not the guarantors, our other subsidiaries or Telesat LLC), Telesat Canada may not have access to the usual protections from creditors and other rights available to insolvent persons, and creditors, including holders of our Senior Secured Notes or our Senior Notes, may not have recourse to the usual rights, remedies and protections under applicable bankruptcy and insolvency laws generally available to creditors of insolvent persons.

Under the Telesat Canada Reorganization and Divestiture Act (“Telesat Divestiture Act”), Telesat Canada (as a corporate entity) is subject to certain special conditions and restrictions. The Telesat Divestiture Act provides that no legislation relating to the solvency or winding-up of a corporation applies to Telesat Canada and in no case shall the affairs of Telesat Canada be wound up unless authorized by an Act of the Parliament of Canada. As a result of such legislative provisions, Telesat Canada and its creditors, including creditors under the Senior Secured Credit Facilities, holders of our Senior Secured Notes and holders of our Senior Notes may not have recourse to the usual rights, remedies and protections under applicable bankruptcy and insolvency laws, including the imposition of a stay of proceedings, or a regulated and orderly process to settle or compromise claims and make distributions to creditors, or recourse to fraudulent preference, transfer at undervalue or fraudulent conveyance laws. The effect of the Telesat Divestiture Act upon an insolvency of Telesat Canada has not been considered by a Canadian court and, accordingly, the application of Canadian federal bankruptcy and insolvency laws and provincial receivership and fraudulent conveyance and assignment and preference laws, and the exercise by a Canadian court of any judicial discretion which could affect the enforcement of rights and remedies or other equitable relief against Telesat Canada in the context of an insolvency, is uncertain. To the extent bankruptcy and insolvency laws do not apply to Telesat Canada, its creditors may individually seek to pursue any available rights or remedies, as secured or unsecured creditors as the case may be, against Telesat Canada and its assets. The assets of Telesat Canada only (including its shares in its subsidiaries) are subject to the Telesat Divestiture Act, but the assets of the guarantors, including the subsidiary guarantors, are not. These restrictions may have a material impact on the sale of Telesat Canada or its assets in any bankruptcy or reorganization scenario and on any proceeding to realize value from Telesat Canada or its assets.

Insolvency laws of jurisdictions outside the United States may preclude holders of our Senior Secured Notes and Senior Notes from recovering payments due under our Senior Secured Notes or Senior Notes, as applicable.

The Co-Issuers and the guarantors are incorporated in a variety of jurisdictions, some of which are jurisdictions other than the United States. In addition, the parties to certain key agreements affecting the rights of the holders of our Senior Secured Notes or Senior Notes and their ability to recover under our Senior Secured Notes or Senior Notes are incorporated in jurisdictions other than the United States. The insolvency laws of some of these other jurisdictions may not be as favorable to the holders of our Senior Secured Notes or Senior Notes as the laws of the United States or other jurisdictions.

Each guarantee of the Existing Debt will be subject to certain limitations on enforcement and may be limited by applicable laws or subject to certain defenses that may limit its validity and enforceability. Applicable U.S. and Canadian laws allow courts, under certain circumstances, to avoid the Existing Debt or the guarantees and any related security or take other actions detrimental to the holders of the Existing Debt such that the resources of Telesat Canada and the other guarantors may not be available to make payments in respect of the Existing Debt.

Each guarantor will guarantee the payment of the Senior Secured Credit Facility and the Senior Secured Notes on a senior secured basis and the Senior Notes on a senior unsecured basis and will and does provide the lenders, holders of the relevant notes, the relevant Trustee and the Notes Collateral Agents, as applicable, with a direct claim against each relevant guarantor. However, each indenture provides that each guarantee will be limited to the maximum amount that can be guaranteed by the relevant guarantor without rendering the relevant guarantee, as it relates to that guarantor, avoidable or otherwise ineffective or limited under applicable law, and enforcement of each guarantee would be subject to certain generally available defenses. Each indenture permits guarantees by foreign subsidiaries to be limited to the extent necessary to comply with applicable local law, and these limitations could limit the value of the guarantees.

Enforcement of any of the guarantees against any guarantor will be subject to certain defenses available to guarantors in the relevant jurisdiction. These laws and defenses generally include those that relate to corporate purpose or benefit, fraudulent conveyance or transfer, transfer at undervalue, avoidable preference, insolvency or bankruptcy challenges, financial assistance, preservation of share capital, thin capitalization, capital maintenance or similar laws, regulations or defenses affecting the rights of creditors generally. The Co-Issuers or one or more guarantors or their respective creditors could challenge the issuances of any of the Senior Secured Notes, Senior Notes or the guarantees and any related security as fraudulent transfers, conveyances or preferences, transfers at under value or on other grounds under applicable Canadian federal or provincial law or applicable U.S. federal or state law or other applicable law. If one or more of these laws and defenses are applicable, a guarantor may have no liability or decreased liability under its guarantee depending on the amounts of its other obligations and applicable law. Limitations on the enforceability of judgments obtained in applicable state or provincial courts in such jurisdictions could also limit the enforceability of any guarantee against any guarantor.

A court could void the obligations under the Existing Debt or any guarantee and any related security or take other actions detrimental to the holders or lenders if, among other things, it were to determine that the Co-Issuers or the applicable guarantor:

•        issued such indebtedness or guarantee or any related security with a view to or having the effect of preferring or defeating, hindering, delaying or defrauding one set of its existing or future creditors over other creditors;

•        received less than reasonably equivalent value or fair consideration in return for issuing the such indebtedness or the guarantee or any related security and (i) was insolvent or rendered insolvent by reason of issuing such indebtedness or the guarantee or any related security; or any of the other related financing transactions; or (ii) was engaged, or about to engage, in a business or transaction for which its remaining assets constituted unreasonably small capital to carry on its business; or (iii) intended to incur, or believed that it would incur, debts beyond its ability to pay these debts as they mature; or (iv) issued such indebtedness or the guarantee for the benefit of an insider under an employment contract and not in the ordinary course of business;

•        under Canadian law only and with respect only to Telesat Canada and the other guarantors that are Canadian companies, acted in an oppressive manner, unfairly prejudicial to or unfairly disregarded the interests of any stakeholder or other interested party.

As a general matter, value is given for a transfer or an obligation if, in exchange for the transfer or obligation, property is transferred or a valid antecedent debt is satisfied. A court would likely find that a guarantor did not receive reasonably equivalent value or fair consideration for its guarantee or security interest to the extent such guarantor did not obtain a reasonably equivalent benefit from the issuance of the Senior Secured Notes, the Senior Notes or borrowing under the Senior Secured Credit Facilities. Thus, if the guarantees were legally challenged, any guarantee could be subject to the claim that, since the guarantee was incurred for the benefit of (as applicable) the Co-Issuers, and only indirectly for the benefit of such guarantor, the obligations of the applicable guarantor were incurred for less than reasonably equivalent value or fair consideration. Therefore, a court could void the obligations under the guarantees (and any related security), subordinate them to the applicable guarantor’s other debt or take other action detrimental to the holders of the Senior Secured Notes or the Senior Notes or lenders under the Senior Secured Credit Facilities.

The measures of insolvency for purposes of the fraudulent transfer or conveyance laws vary depending upon the law being applied in any particular proceeding, such that we cannot assure you which standard a court would apply in determining whether a guarantor was “insolvent” at the relevant time or that, regardless of method of valuation, a court would not determine that a guarantor was insolvent on that date, or that a court would not determine, regardless of whether or not a guarantor was insolvent on the date its guarantee was issued, that payments to holders of the relevant indebtedness constituted avoidable preferences, fraudulent transfers or conveyances on other grounds under United States, Canadian, or other applicable law, or that the issuance of the Senior Secured Notes or the Senior Notes and the guarantees would not be subordinated to the Co-Issuers’ or the applicable guarantor’s other debt. Generally, a guarantor could be considered insolvent if:

•        it could not pay its debts or contingent liabilities as they become due;

•        the sum of its debts, including contingent liabilities, is greater than its assets, at fair valuation;

•        the present fair saleable value of its assets is less than the amount that would be required to pay the probable liability on its total existing debts and liabilities, including contingent liabilities, as they become absolute and mature.

The liability of each guarantor under its guarantee will be limited to the amount that will result in such guarantee not constituting a preference, fraudulent conveyance, transfer at under value or improper corporate distribution or otherwise being set aside (although this provision may not be effective as a legal matter to protect the guarantees from being avoided under any such laws). However, there can be no assurance as to what standard a court will apply in making a determination of the maximum liability of each guarantor. There is a possibility that the entire guarantee may be set aside, in which case the entire liability may be extinguished.

Under U.S. and Canadian law, to the extent a court avoids a guarantee and any related security as a fraudulent transfer or conveyance, transfer at under value or a preference, or holds it unenforceable for any other reason, holders of the Senior Secured Notes or lenders under the Senior Secured Credit Facilities, as applicable, would cease to have any direct claim against the guarantor that delivered the guarantee and would be creditors solely of the Co-Issuers or borrower, as applicable, and, if applicable, of any other guarantor under the relevant guarantee which has not been avoided. In the event that any guarantee is invalid or unenforceable, in whole or in part, Existing Debt would be, to the extent of such invalidity or unenforceability, structurally subordinated to all liabilities of the applicable guarantor, and if we cannot satisfy our obligations under the relevant Existing Debt or any guarantee is found to be a preference, fraudulent transfer or conveyance, transfer at under value or is otherwise set aside, we cannot assure you that we can ever repay in full any amounts outstanding under the Existing Debt. Similar limitations could apply in other jurisdictions. With respect to such other jurisdictions, there may be certain local limitations on perfection of collateral or enforcement against security interests which could affect your ability to realize the full or intended benefits of the security interests over the collateral, which limitations may be material. In addition, the loss of certain guarantees will constitute a default under the indenture governing the Senior Secured Notes and the indenture governing the Senior Notes, which default could cause all outstanding notes under the relevant indenture to become immediately due and payable and would likewise trigger a default under the Senior Secured Credit Facilities.

In addition, any payment by the obligors under the Existing Debt made at a time that such issuer or a guarantor were found to be insolvent could be voided and required to be returned to such obligor or to a fund for the benefit of such party’s creditors if such payment is made to an insider within a one-year period prior to a bankruptcy filing or within 90 days for any non-insider party and such payment would give such party more than such creditors would have received in a distribution in a hypothetical Chapter 7 case under the U.S. Bankruptcy Code (in certain cases, subject to certain defenses).

Finally, as a court of equity, a United States bankruptcy court may otherwise subordinate the claims in respect of the Existing Debt to other claims against the obligors under the principle of equitable subordination, if the court determines that: (i) the creditors with respect to such Existing Debt engaged in some type of inequitable conduct; (ii) such inequitable conduct resulted in injury to the obligor’s other creditors or conferred an unfair advantage upon the creditors with respect to the Existing Debt; and (iii) equitable subordination is not inconsistent with the provisions of the U.S. Bankruptcy Code.

Because each guarantor’s liability under its guarantee may be reduced to zero, voided or released under certain circumstances, the holders of our Senior Secured Notes, the holders of our Senior Notes and the lenders under the Senior Secured Credit Facilities may not receive any payments from some or all of the guarantors.

The holders of our Senior Secured Notes, the holders of our Senior Notes and the lenders under the Senior Secured Credit Facilities have the benefit of the guarantees of the guarantors. However, the guarantees by the guarantors are limited to the maximum amount that the guarantors are permitted to guarantee under applicable law. As a result, a guarantor’s liability under its guarantee could be reduced to zero, depending on the amount of other obligations of such guarantor. In particular, in certain jurisdictions, a guarantee issued by a company that is not in the company’s interests, the burden of which exceeds the benefit to the company, or which is entered into within a certain period prior to insolvency or bankruptcy, may not be valid and enforceable. Further, under the circumstances discussed more fully above, a court under Federal or state fraudulent conveyance and transfer statutes or Canadian court under federal or provincial legislation relating to fraudulent conveyance or fraudulent preferences could void the obligations under a guarantee or further subordinate it to all other obligations of the guarantor. In addition, holders and lenders, as applicable, will lose the benefit of a particular guarantee if it is released under certain circumstances.

The reoffering and resale of our Senior Secured Notes and our Senior Notes is subject to significant legal restrictions.

Our Senior Secured Notes and our Senior Notes have not been, and will not be, registered under the Securities Act or any state securities laws. As a result, holders of our Senior Secured Notes and our Senior Notes may reoffer or resell our Senior Secured Notes and our Senior Notes, as applicable, only if: there is an applicable exemption from the registration requirements of the Securities Act and applicable state laws that applies to the circumstances of the offer and sale; or the Senior Secured Notes or the Senior Notes are sold pursuant to an effective registration statement.

We are not required and do not intend to register our Senior Secured Notes or our Senior Notes for resale under the Securities Act, the securities laws of any state or any other jurisdiction. Furthermore, we are not required and do not intend to offer to exchange our Senior Secured Notes or our Senior Notes for notes registered under the Securities Act, the laws of any state or any other jurisdiction.

You should not rely on Telesat LLC in evaluating an investment in our Senior Secured Notes or our Senior Notes.

Telesat LLC was formed in connection with the initial funding of the Telesat Canada Acquisition in 2007 and for the issuance of notes and currently has no independent operations and no assets and generally will be prohibited from engaging in any material business activities, except in connection with the incurrence of indebtedness permitted under the indenture governing our Senior Secured Notes, the indenture governing our Senior Notes, including guaranteeing or borrowing under the Senior Secured Credit Facilities, and activities incidental thereto. You should therefore not rely upon Telesat LLC in evaluating whether to invest in our Senior Secured Notes or our Senior Notes.

A lowering or withdrawal of the ratings assigned to our Senior Secured Notes or our Senior Notes by rating agencies may increase our future borrowing costs and reduce our access to capital.

Our Senior Secured Notes and our Senior Notes have a non-investment grade rating, and any rating assigned could be lowered or withdrawn entirely by a rating agency if, in that rating agency’s judgment, future circumstances relating to the basis of the rating, such as adverse changes, so warrant. Consequently, real or anticipated changes in our credit ratings will generally affect the market value of our Senior Secured Notes and our Senior Notes.

Credit ratings are not recommendations to purchase, hold or sell our Senior Secured Notes and our Senior Notes. Additionally, credit ratings may not reflect the potential effect of risks relating to the structure or marketing of our Senior Secured Notes and our Senior Notes. Any future lowering of our ratings likely would make it more difficult or more expensive for us to obtain additional debt financing. If any credit rating initially assigned to our Senior Secured Notes or our Senior Notes is subsequently lowered or withdrawn for any reason, you may not be able to resell your Senior Secured Notes or Senior Notes at a favorable price or at all.

Many of the covenants in the indenture governing our Senior Secured Notes and indenture governing our Senior Notes will not apply during any period in which the relevant notes are rated investment grade by both Moody’s and Standard & Poor’s.

Many of the covenants in the indenture governing our Senior Secured Notes and the indenture governing our Senior Notes, as applicable, will not apply to us during any period in which the relevant notes are rated investment grade by both Moody’s and Standard & Poor’s, provided at such time no default or event of default has occurred and is continuing. Such covenants restrict, among other things, our ability to pay distributions, incur debt and enter into certain other transactions. There can be no assurance that our Senior Secured Notes or our Senior Notes will ever be rated investment grade, or that if they are rated investment grade, that our Senior Secured Notes or Senior Notes will maintain these ratings. However, suspension of these covenants would allow us to engage in certain transactions that would not be permitted while these covenants were in force. To the extent the covenants are subsequently reinstated, any such actions taken while the covenants were suspended would not result in an event of default under the indenture governing our Senior Secured Notes or the indenture governing our Senior Notes, as applicable.

Our significant shareholders may have interests that conflict with the interests of the holders of our Existing Debt.

As at December 31, 2019, Loral owned approximately 62.6% of the economic interest of Telesat Canada, and PSP Investments owned approximately 36.6%. We are controlled by our board of directors which is comprised of ten members, three nominated by Loral, three nominated by PSP Investments and four independent directors selected by a nominating committee comprised of one PSP Investments nominee, one Loral nominee and one of the independent directors then in office. Loral and PSP Investments together can effectively control any vote. Additionally, Loral has veto rights with respect to certain decisions that require shareholder approval. Circumstances may occur in which the interests of our shareholders could be in conflict with the interests of the holders of our Existing Debt. For example, our shareholders, subject to the limitations in the indentures governing our Senior Secured Notes and our Senior Notes, as applicable, and the credit agreement governing our Senior Secured Credit Facilities, could approve the payment of dividends or other distributions to our shareholders, reducing the cash we have available to pay our debts, including the Existing Debt. In addition, our shareholders may have an interest in pursuing acquisitions, divestitures, additional financing or monetization activities or other transactions that, in their judgment, could enhance their equity investment even though such transactions might involve risks to the holders of our Existing Debt if the transactions resulted in our acquiring more debt or significantly changed the nature of our business operations or strategy. In addition, if we encounter financial difficulties, or we are unable to pay our debts as they mature, the interests of our shareholders might conflict with those of the holders of our Existing Debt. In that situation, for example, the holders of our Existing Debt might want us to raise additional equity from existing shareholders or other investors to reduce our leverage and pay our debts, while existing shareholders might not want to increase their investment in us or have their ownership diluted and may instead choose to take other actions, such as selling our assets.

In addition, we have been advised that Loral and PSP have entered into discussions regarding potential strategic transactions and certain governance matters related to Telesat. Loral’s public disclosure indicates that it remains interested in and, when market conditions are favorable and if PSP agrees, it plans to continue to pursue a strategic transaction, such as monetizing its interest in Telesat through the combination of Loral and Telesat into one public company or through the sale of Loral. There can be no assurance as to when or whether Loral and PSP may be able to conclude any strategic transaction or that any strategic initiatives or transactions involving Telesat may occur. Holders of our Existing Debt should consider the implications of any such potential transactions when making a decision to invest in the Senior Secured Notes or the Senior Notes.

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

Various funds affiliated with MHR hold, as at December 31, 2019, approximately 39.9% of Loral’s outstanding voting common stock and 58.4% of Loral’s total outstanding voting and non-voting common stock. Mark H. Rachesky, M.D., chairman of our board of directors and non-executive chairman of the board of directors of Loral, is the co-founder and president of MHR.

The Senior Secured Notes and the Senior Notes will not be subject to the Trust Indenture Act.

The Senior Secured Notes and the Senior Notes will not be required to be and will not be issued under an indenture qualified under the Trust Indenture Act. Accordingly, the holders will not have the benefit of the protections of the Trust Indenture Act with respect to their investment in the Senior Secured Notes and the Senior Notes.

Item 4.     Information on the Company

A. History and development of Company

Current Shareholders

As at December 31, 2019, Loral indirectly held shares in Telesat Canada effectively representing approximately 62.7% of the economic interests and 32.6% of the voting power of Telesat Canada and PSP Investments indirectly held shares effectively representing approximately 36.6% of the economic interests, 67.4% of the voting power, other than in respect of the election of directors, and together with two other Canadian shareholders, 67.4% of the voting power for the election of directors, of Telesat Canada. As at December 31, 2019, certain current and former Telesat employees held shares representing the remaining economic interests of Telesat Canada.

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

Through our deep commitment to customer service and focus on innovation and engineering excellence, we have developed strong relationships with a diverse range of high-quality customers, including many of the world’s preeminent video and data service providers. Our current customers include North American DTH providers Bell TV, Shaw Direct and DISH Network, and leading international telecommunications service providers BT, Global Eagle, iForte, Omni Access, Panasonic Avionics, Speedcast, Telefonica and Vodafone.

Our North American Broadcast and Enterprise Services customer service contracts are typically multi-year in duration and, in the past, we have successfully contracted all or a significant portion of a satellite’s capacity prior to commencing construction. As a result, we had approximately $3.3 billion in contracted revenue backlog as at December 31, 2019. See “Sales and marketing — Revenue backlog” for additional information.

Our state-of-the art satellite fleet is comprised of 16 geostationary satellites that offer global coverage with a concentration over the Americas. See “Property, plants and equipment — In-orbit satellites” for details. Our Nimiq 2 satellite is primarily used to provide short-term services to other operators who use the satellite at their designated orbital locations to preserve their spectrum rights. In January 2018, we launched a Ka-band satellite into low earth orbit as part of our plans to deploy an advanced, global LEO constellation. This satellite is being used to perform testing and live demonstrations of certain features of our LEO system design with existing Telesat customers and potential suppliers of Telesat LEO system hardware. These satellite leaders will be able to experience key advantages of the Telesat’s LEO system — including ultra-low latency and high speeds — and assess the role Telesat’s constellation can play in their next-generation broadband networks. We also manage the operation of additional satellites for third parties.

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

Satellites in geosynchronous orbit (“GEO”) circle the earth from orbital locations approximately 22,300 miles (35,700 kilometers) above the equator. The speed at which they orbit the earth corresponds to the speed of the earth’s rotation. As a result, each geosynchronous satellite in essence “blankets” a fixed geographic area with its signals, and an earth station antenna can communicate continuously with a particular satellite if it is pointed to, and has an unobstructed view of, that satellite’s orbital location. An individual satellite can be designed to communicate with major portions of the earth via large, geographically dispersed beams, to focus its coverage more specifically on particular markets or regions through regional or spot beams, or to use a portion of its total capacity for each type of coverage.

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

•        Corporate networks — As economic growth accelerates in parts of the world with poor terrestrial infrastructure, corporate enterprises expanding their activities in these regions drive demand for increased satellite capacity.

•        Maritime and Aeronautical services — As broadband connectivity has become central to businesses and individuals, the need to stay connected has spread to locations that cannot readily access terrestrial networks. Commercial maritime vessels including cruise ships, cargo carriers, container vessels and oil tankers are making greater use of satellite services to provide reliable broadband to passengers, improve operations and support crew morale. In aeronautical markets, satellite broadband for passenger and crew communications is also growing and has become a significant driver of demand as airlines around the world continue to implement in-flight Wi-Fi in passenger cabins along with secure broadband for the cockpit.

•        Video services — In developing markets, such as Latin America, Sub-Saharan Africa and parts of Asia, satellite operators are experiencing increased demand for satellite capacity for both video distribution and contribution. Although highly developed markets of North America and Western Europe have recently experienced declines in satellite capacity demand for video services, the global demand outlook is more favorable and is being driven by a growing number of HDTV channels, which require two-to-three times more bandwidth than standard definition channels. New forms of content and enhanced services such as Ultra HD are also expected to drive demand for capacity.

•        Government digital inclusion — Digital inclusion projects — government supported initiatives to bring broadband services to rural and remote communities and those with limited terrestrial infrastructure — are growing in both developed and developing nations.

•        Resource sector — Satellite services demand in the resource sector has largely been driven by oil and gas exploration, and the level of such exploration has largely been driven by global economic growth. Increased oil supply and reduced economic growth in many countries have led to decreased prices and a slowdown in exploration and production in much of the world. As a result, a number of energy projects have been scaled back or put on hold, which has adversely affected demand for satellite capacity used by the networks that support these projects. To the extent that levels of exploration and extraction were to increase, we expect it may drive demand for our satellite services. In addition, the current and increasing focus on safety concerns in the resource sector is leading to the implementation of diverse, redundant communications for monitoring and control of resource infrastructure (for example, automated rigs and pipelines), including video, which may drive demand for increased satellite services.

•        Military satellite communications (“Milsatcom”) — The U.S. Government is the single largest user of commercial satcom and most of this use relates to U.S. Department of Defense (DoD) operations. Global defense spending has been growing for six consecutive years and analysts report that 2019 saw the highest spending levels since the end of the Cold War. This is expected to drive increased global requirements for commercial Milsatcom. Commercial satellites support secure communications, surveillance, reconnaissance, mobile communications, including support for Unmanned Aerial Vehicles (UAVs), logistics, troop welfare and a host of other services.

•        Internet of things — A vast number of physical objects — factories, appliances, machinery, electric grids and other infrastructure — now have the capability to monitor their environment, report status, receive instructions, and take action based on information they receive. This is all part of the Internet of Things (“IoT”) that already has billions of devices in use worldwide and which is forecasted to grow at a 19 percent average yearly rate to 2025. Reliable communications are essential for IoT to work and, while most IoT connections will likely be by terrestrial wireless, the growth in the number of connected devices is expected to drive increased demand for satellite services.

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

Competitive strengths

Our business is characterized by the following key competitive strengths:

Leading Global Satellite Operator

We are a leading global satellite operator and the largest satellite operator in Canada, with a strong and stable business. We have a leading position as a provider of satellite services in the North American video distribution market. We provide services to both of the major DTH providers in Canada, Bell TV and Shaw Direct, which together have approximately 1.8 million subscribers, as well as to the DISH Network in the United States, which has approximately 9.5 million subscribers. Our international satellites are well positioned to serve a number of growing markets and serve a range of important customers in those markets.

Blue Chip Customer Base

We offer our broad suite of satellite services to more than 400 customers worldwide, which include some of the world’s leading DTH service providers, ISPs, network service integrators, telecommunications carriers, corporations and government agencies. Over almost 50 years of operation, we have established long-term, collaborative relationships with our customers and have developed a reputation for creating innovative solutions and providing services essential for our customers to reach their end users. Our customers represent some of the strongest and most financially stable companies in their respective industries. A number of these customers have historically committed to long-term contracts for our services, which enhances the predictability of our future revenues and cash flows and supports our future growth. Our customers include:

•        Broadcast:    North American DTH providers Bell TV, Shaw Direct, DISH Network, and leading telecommunications and media firms such as Bell Media and NBC Universal.

•        Enterprise:    Bell Canada, BT, Cable & Wireless Communications, Claro S.A., Embratel, Global Eagle, Gogo, Hughes Network Systems, iForte, Leidos Innovations, Marlink, Northwestel, NSSL Global, OmniAccess, Orange, Panasonic, Speedcast, SSI Micro, Suncor Energy, Telefonica, Telenor, Telespazio, Viasat and Xplornet.

•        Consulting:    Airbus, Lockheed Martin, MDA Geospatial Services, Mitsubishi Electric, The Defense Advanced Research Projects Agency (DARPA) and Viasat.

Large Contracted Backlog and Young Satellite Fleet Underpin Anticipated Growth and High Revenue Visibility

Historically, we have been able to generate strong cash flows from our operating activities due to the high operating margins in the satellite industry and our disciplined control of expenses. The stability of our cash flows is underpinned by our large revenue backlog. As at December 31, 2019, we had contracted backlog for future services of approximately $3.3 billion, which represents a multiple of approximately 3.6 times revenue for the twelve months ended December 31, 2019. Of the approximately $3.3 billion backlog, we anticipate that approximately 21.5% will be recognized as revenue in 2020 and the balance to be recognized in 2021 and thereafter. Historically, we have been able to generate significant backlog by entering into long-term contracts with our customers, in some cases for all or substantially all of a satellite’s orbital maneuver life. In addition to this backlog, we have historically experienced a high proportion of contract renewals. Together these two factors have produced ongoing, stable cash flows.

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

We also have rights to use Ka-band and V-band to operate a global LEO satellite constellation. LEO satellite systems have the potential to offer a number of advantages over GEO satellites to meet growing requirements for broadband services by providing increased data speeds and capacity, global coverage, and latency on par with or potentially better than terrestrial services. Our first LEO satellite was launched in January 2018 and is being used to support live demonstrations of certain features of our LEO system design with existing Telesat customers and potential suppliers of Telesat LEO system hardware. These satellite leaders will be able to experience key advantages of the Telesat’s LEO system — including ultra-low latency and high speeds — and assess the role Telesat’s constellation can play in their next-generation broadband networks.

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

Further Develop Our Planned LEO Constellation

We will continue to advance our LEO constellation plans. In January 2018, we successfully launched our first LEO satellite, an important milestone in our development of a state-of-the-art, high capacity LEO constellation that is expected to deliver transformative, fiber-like broadband to commercial and government users worldwide. This Phase 1 LEO satellite is now demonstrating certain features of our LEO system design, in particular the capability of the satellite and customer terminals to deliver a low-latency broadband experience. We have installed ground infrastructure at our teleport in Allan Park in Canada to support testing with existing customers and potential suppliers of Telesat LEO system hardware who have been participating in trials since the second half of 2018. In the second quarter of 2019, we completed risk management contracts (executed in July 2018) with Airbus Defence and Space and a consortium of Thales Alenia Space and Maxar. Both teams — working with Telesat — completed designs for the LEO constellation and invested significant effort in mitigating technical and programmatic risks associated with construction, deployment and operations. In the next phase of the project, Telesat will contract with industry partners to implement the LEO constellation including manufacture and launch of the satellites and deployment of the ground systems. In 2019, Telesat also initiated a commercial process with antenna manufacturers to catalyze the development of economical and high efficiency antenna systems compatible with our LEO constellation. Our LEO system will be developed through certain subsidiaries that have been designated as unrestricted subsidiaries under the Amended Senior Secured Credit Facilities and the indentures governing our Senior Secured Notes or our Senior Notes.

In 2019, we announced that we had entered into a Memorandum of Understanding (“MOU”) with the Government of Canada (“GoC”) regarding a partnership intended to ensure access to affordable high-speed internet connectivity across rural and remote areas of Canada through the development of the Telesat LEO satellite constellation. The partnership is expected to generate $1.2 billion in revenue for us over 10 years, which includes a contribution of up to $600 million from the GoC. Additionally, we announced that we had entered into an agreement with the GoC pursuant to which the GoC will contribute $85 million to support the development of the Telesat LEO Constellation through the GoC’s Strategic Innovation Fund (“SIF”).

There are numerous risks associated with our LEO constellation plans and with our GoC MOU and SIF funding. For more information regarding our LEO system, see “Risk Factors — Risks related to our business — There are numerous risks and uncertainties associated with our planned LEO constellation, and we may ultimately choose to not proceed with the project, we may proceed with the project and it may not be successful, or, irrespective of the foregoing, our pursuit of a LEO constellation may negatively impact our existing business, all of which could have a material adverse effect on our operations, business prospects, financial condition and our ability to repay our debt.”

Repurposing of C-Band Spectrum

In a number of countries, regulators plan to adopt new spectrum allocations for terrestrial mobile broadband and 5G, including certain C-band spectrum currently allocated to satellite services. Telesat currently uses C-band spectrum in a number of countries, including the United States and Canada. To the extent that we are able to assist in making the C-band spectrum we use available for use for terrestrial mobile broadband and 5G, we may be entitled to certain compensation.

In the U.S., on October 2, 2017, Intelsat and Intel Corporation submitted a proposal to the FCC that would enable joint use of 3.7 – 4.2 GHz C-band spectrum in the United States by fixed satellite services operators and terrestrial mobile services providers. The FCC issued a Notice of Proposed Rule Making (“NPRM”) in July 2018 that included aspects of this proposal. In September of 2018, Telesat became a member of the C-Band Alliance (CBA), which is composed of leading global satellite operators Intelsat (NYSE: I), SES (Euronext Paris: SESG), and Telesat. The stated role of the CBA is to implement the safe and efficient clearing and repurposing of C-band spectrum in the U.S., accelerating the deployment of 5G services, and the CBA has worked with customer groups, associations and other stakeholders to provide detailed technical and operational plans that will enable safely clearing a portion of the band in a way that highly reliable C-band satellite services can continue.

On February 7, 2020 the FCC issued a draft Report and Order on Expanding Flexible use of the 3.7 to 4.2 GHz Band. This draft Report and Order is scheduled to be voted on at the FCC’s February 28, 2020 meeting. Among other things, the draft Report and Order provides that:

•        FSS operators must clear the entire 3.7 – 4.0 GHz by September 30, 2025

•        If a satellite operator ceases use of this spectrum by this deadline, it is entitled to reimbursement for the costs of moving its services. If it does not meet this deadline, it is not eligible for cost reimbursement and may be liable for penalties

•        Satellite operators will be eligible for accelerated relocation payments if they relocate out of 3.7 – 4.0 GHz band on an accelerated basis. The FCC has set out two accelerated relocation deadlines:

–       The bottom 100 MHz (plus a 20 MHz guard band) in 46 of the top 50 PEAs (PEAs are license areas, the US is divided into 416 PEAs) by September 30, 2021

–       All 280 MHz (plus a 20 MHz guard band) throughout the contiguous US by September 30, 2023

•        If Telesat meets both the first and the second deadlines, it would be entitled to US$374.1 million and if it meets just the second deadline, it would be entitled to US$282.5 million (satellite operators are not entitled to any accelerated relocation incentives if they do not meet the second deadline)

•        Satellite operators who wish to receive accelerated relocation payments must make an election with the FCC by June 26, 2020. The FCC will only make accelerated relocation payments available if satellite operators who are entitled to at least 80% of accelerated relocation payments make such elections. As a practical matter, accelerated relocation payments will be available if and only if both Intelsat and SES make such elections. Telesat plans to make such an election.

We can provide no assurance that we will receive any compensation from the repurposing of C-band (See Risk Factors -“There are numerous risks related to monetizing C-band spectrum and it may not happen in a timely manner or at all. The FCC may adopt a final rule regarding the process which differs meaningfully from the draft rule it issued on February 7, 2020.”).

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

For the twelve months ended December 31, 2019, we derived revenues from the following services:

Twelve Months ended December 31, 2019
Broadcast	48.8%
Enterprise	48.8%
Consulting and other	2.4%

Broadcast:    Our broadcast services business provided approximately 48.8% of our revenues for the twelve months ended December 31, 2019. These services include:

•        DTH.    Both Canadian DTH service providers (Bell TV and Shaw Direct) exclusively use our satellites as a distribution platform for their services, delivering television programming, audio and information channels directly to customers’ homes. In addition, our satellites are used by DISH Network for DTH services in the United States.

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

Enterprise:    Our enterprise services provided approximately 48.8% of our revenues for the twelve months ended December 31, 2019. These services include:

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

Maritime and aeronautical services:    We provide satellite capacity to customers serving the growing maritime and aeronautical markets, bringing broadband communications services to commercial airplanes and vessels.

Government services:    We provide services to the United States government through government service integrators, rather than directly to United States government agencies and departments, and we are a significant provider of satellite services to the Canadian government.

Direct-to-Consumer Broadband services:    We provide satellite capacity to Xplornet in Canada, to Viasat in the United States, and to HNS in South America, who each, in turn, use it to provide two-way broadband internet services directly to consumers.

Retail services:    We operate VSAT and hybrid VSAT/terrestrial networks in Canada providing end-to-end services including installation and maintenance of the end user terminal, maintenance of the VSAT hub, and provision of satellite capacity. These networks include the support of point-of-sale and other applications at retail petroleum sites.

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

Consulting and other:    Our consulting and other category provided approximately 2.4% of our revenues for the twelve months ended December 31, 2019. With more than fifty years of engineering and technical experience, we are a leading consultant in establishing, operating and upgrading satellite systems worldwide. Our consulting operations allow us to realize operating efficiencies by leveraging the same employees and facilities used to support our own satellite communication business.

We leverage our global presence to benefit from revenue diversity in terms of the geographic location of our customers. For the twelve months ended December 31, 2019, we derived revenues, based on the billing address of the customer, in the following geographic regions:

Twelve Months ended December 31, 2019
(in CAD$ in millions)
North America	$724.9
Latin America and Caribbean	$73.1
Europe, Middle East and Africa	$50.9
Asia and Australia	$62.0

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

Revenue Backlog

Contracted revenue backlog represents our expected future revenue from existing service contracts (without discounting for present value), including any deferred revenue that we will recognize in the future in respect of cash already received. The significant majority of our contracted revenue backlog is generated from service or other agreements for satellite capacity. We do not include revenue beyond the stated expiration date of a contract regardless of the potential for a renewal. As at December 31, 2019, our contracted backlog was approximately $3.3 billion. This amount includes approximately $440.3 million of customer prepayments that Telesat has already received.

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

Patents and Proprietary Rights

As of December 31, 2019, we owned nineteen issued patents, three of which are in the United States. These patents expire between 2020 and 2032. We also have several pending domestic and international patent applications.

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

Regional and domestic providers:    We also compete against regional FSS operators, including:

•        in North America:    Arsat, Hispasat, HNS/EchoStar, and Viasat;

•        in Latin America:    Arsat, Hispamar and Star One;

•        in Europe, Middle East, Africa:    Arabsat, Avanti, Es’hailsat, Gazprom, Hellas-Sat, Nilesat, RSCC, Spacecom, Turksat and Yahsat;

•        in Asia:    APT, Asia Broadcast Satellite, AsiaSat, Measat, Optus, PT Telkom, SKY Perfect JSAT and Thaicom.

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

In addition, the FSS and the Mobile Satellite Services (“MSS”) sectors which have historically served distinct customer requirements, are converging. As a result, we face competition from MSS operators that include Inmarsat, which offers a high throughput Ka-band service using a global constellation of five geostationary satellites. The growth in satellite service providers using or planning to use Ka-band, including Avanti Communications, SES/O3b, Viasat, Eutelsat, HNS/EchoStar, Inmarsat, Yahsat and others, will result in increased competition.

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

New Technologies

Over the past few years, in addition to Telesat’s LEO constellation, a number of other global NGSO satellite systems have been announced and are now in various stages of development. These include systems from OneWeb, SpaceX, Amazon and SES/O3b as well as government sponsored initiatives such as in China and Russia. In addition, a number of other non-terrestrial systems using drones or balloons have also been announced. As these new systems are deployed, they may significantly increase the supply of services that will compete with Telesat’s LEO constellation as well as traditional satellite services.

Terrestrial Service Providers

Providers of terrestrial-based communications services, compete with satellite operators. Increasingly, in developed and developing countries alike, governments are providing funding and other incentives to encourage the expansion of terrestrial networks resulting in increased competition for satellite operators. In addition, as 5G is rolled out, its advanced capabilities could further increase competition for satellite operators.

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

Government Regulation

Canadian Regulatory Environment

The Telesat Divestiture Act

Telesat Canada was originally established by the Government of Canada in 1969 under the Telesat Canada Act. As part of the Canadian government’s divestiture of its shares in Telesat Canada, pursuant to the Telesat Canada Reorganization and Divestiture Act (1991) (the “Telesat Divestiture Act”), Telesat Canada was continued on March 27, 1992 as a business corporation under the CBCA, the Telesat Canada Act was repealed and the Canadian government sold its shares in Telesat Canada. The Telesat Divestiture Act provides that no legislation relating to the solvency or winding-up of a corporation applies to Telesat Canada and that its affairs cannot be wound up unless authorized by an Act of Parliament. See “Risk factors — Risks related to our indebtedness and our Senior Secured Notes and Senior Notes — Because of the Telesat Canada Reorganization and Divestiture Act, a Canadian act uniquely applicable to Telesat Canada (but not the guarantors, our other subsidiaries or Telesat LLC), Telesat Canada may not have access to the usual protections from creditors and other rights available to insolvent persons, and creditors, including holders of our Senior Secured Notes and our Senior Notes, may not have recourse to the usual rights, remedies and protections under applicable bankruptcy and insolvency laws generally available to creditors of insolvent persons.” In addition, Telesat Canada and its shareholders and directors cannot apply for Telesat Canada’s continuation in another jurisdiction or dissolution unless authorized by an Act of Parliament.

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

Contribution Collection Mechanism

Since November 2000, pursuant to the CRTC’s Decision CRTC 2000-745, virtually all telecommunications service providers are required to pay contribution charges based on their Canadian telecommunications service revenues, minus certain deductions (e.g., terminal equipment sales and inter-carrier payments). The contribution rate varies from year to year. It was initially set at 4.5% of eligible revenues but was significantly reduced in subsequent years. The rate for 2019 was 0.52%. An interim rate of 0.45% has been established by the CRTC for 2020.

United States Regulatory Environment

The FCC regulates the provision of satellite services to, from, or within the United States.

We have chosen to operate our U.S.-licensed satellites, Telstar 11N, Telstar 12 and Telstar 12 VANTAGE, on a non-common carrier basis. Consequently, they are not subject to rate regulation or other common carrier regulations enacted under the Communications Act of 1934. We pay FCC filing fees in connection with our space station and earth station applications and annual fees to defray the FCC’s regulatory expenses. The FCC has requested comment on applying regulatory fees to non-US licensed satellites with US market access. Annual and quarterly status reports must be filed with the Universal Service Administrative Company covering interstate/international telecommunications revenues. Based on these reports, USAC assesses us for contributions to the FCC’s Universal Service Fund (“USF”). Payments to the USF are made on a quarterly and annual basis. The USF contribution rate is adjusted quarterly and is proposed to be set at 20% for the first quarter of 2020. At the present time, the FCC does not assess USF contributions with respect to bare transponder capacity (i.e., agreements for space segment only). Telesat’s United States telecom revenues that are subject to USF contribution requirements are currently small, and our USF payments are not material.

We also own and operate the portion of the ViaSat-1 satellite (115° WL) payload that is capable of providing service within Canada. The ViaSat-1 satellite is licensed by the United States.

The FCC currently grants geostationary-like satellite authorizations on a first-come, first-served basis to applicants who demonstrate that they are legally and technically qualified and that the public interest will be served by the grant. In contrast, applications for non-geostationary-like satellite authorizations are generally dealt with through processing rounds, initiated by public notice or the submission of a lead application. Under licensing and market access rules, a bond must be posted, starting at US$1 million when a geostationary satellite or non-geostationary satellite constellation authorization is granted and escalating to up to US$3 million in the case of a geostationary satellite and US$5 million in the case of a non-geostationary satellite constellation. The entire amount of the bond may be forfeited if there is failure to meet the FCC’s milestone for the launch and commencement of operations of the geostationary satellite or the milestones for the deployment and operation of 50% of the satellites in a non-geostationary satellite constellation. According to current licensing rules and policies, the FCC will issue new satellite licenses for an initial 15 year term and will provide a licensee with an “expectancy” that a subsequent license will be granted for the replacement of an authorized geostationary satellite using the same frequencies. At the end of the 15 year term, a geostationary satellite that has not been replaced, or that has been relocated to another orbital location following its replacement, may be allowed to continue operations for a limited period of time subject to certain restrictions. As in other jurisdictions, the FCC is considering and may adopt new spectrum allocations for terrestrial mobile broadband and 5G, including in bands that are currently allocated to satellite services. New spectrum allocations may require satellite operators to vacate or share spectrum and may limit the spectrum that is available for satellite services.

To facilitate the provision of FSS in C-, Ku-, Ka- and V-band frequencies in the United States market, foreign licensed operators can apply to have their satellites either placed on the FCC’s Permitted Space Station List (for certain frequencies) or be granted a declaratory ruling (for other frequencies). The bond and milestone requirements for US-licensed satellites apply equally to authorized foreign-licensed satellites. Our Anik F1, Anik F1R, Anik F2,

Anik F3, Nimiq 5, Telstar 14R/Estrela do Sul 2, Telstar 19 VANTAGE satellites and our Ka- and V-band LEO constellations are currently authorized to serve the U.S. market in accordance with these procedures.

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

Brazil Regulatory Environment

The Brazilian national telecommunications agency, ANATEL, grants exploitation rights for Brazilian satellites to companies incorporated and existing in Brazil. Until October, 2019, these exploitation rights were granted to companies who participated in specific auctions conducted by ANATEL. Such requirement of specific auctions was abolished by Federal Law No. 13,879, dated October 3, 2019, which amended the Brazilian General Telecommunications Law (“GTL,” as amended). They were replaced by a simpler administrative process to be determined by ANATEL. Under this administrative process, interested companies will continue to be required to demonstrate that they are legally, technically and financially qualified and that the public interest will be served by the grant. ANATEL may also grant exploitation and landing rights for foreign satellites when the public interest is evidenced, provided that the applicant company provides certain specific technical information on the relevant satellite and appoints a legal representative in Brazil (i.e., a company incorporated and existing in Brazil). The landing rights of foreign satellites shall be granted to the owner of the space segment or the company who holds the right to operate it, in whole or in part, but the satellite capacity may only be sold or negotiated in Brazil through the local legal representative. In exploitation and landing rights of Brazilian satellites, the rights are granted conditional on payment of applicable fees (payment may be converted into investment commitments) and are valid for up to 15 years (renewable for additional periods provided that the obligations already assumed are fulfilled). In exploitation and landing rights of foreign satellites, the rights are granted conditional on payment of applicable fees and are valid for up to 15 years renewable once for an additional equal period).

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

In addition, ANATEL has accredited TBCS as legal representative in Brazil of three non-Brazilian satellites: Telstar 12 VANTAGE, Anik F1, and Anik G1.

Tonga Regulatory Environment

We own the Telstar 18 VANTAGE satellite, which currently operates at the 138° EL orbital location under an agreement with APT. APT has been granted the right to use the C- and Ku-band frequencies at the 138° EL orbital location by The Kingdom of Tonga. APT is the direct interface with the Tonga regulatory bodies. Because we have gained access to this orbital location through APT, there is greater uncertainty with respect to our ability to maintain access to this orbital location and the frequencies.

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

Regulatory Environment for NGSO satellites

Some of the international and domestic regulations governing NGSO satellites are undergoing revision or have yet to be established. Both Canada and the United States have adopted deployment milestones for NGSO systems. The ITU adopted new deployment milestones for the maintenance of international NGSO filings at the World Radio Conference in November 2019 that could limit Telesat’s ability to maintain international priority rights for its LEO constellation. In addition, while the international rules governing coordination between NGSO satellite systems are established and rely on international filing date priority, the United States has adopted a different approach to NGSO-NGSO coordination that requires band splitting if NGSO operators are unable to reach a coordination agreement. As a result, the amount of spectrum that may be available to Telesat’s LEO constellation in the United States is uncertain. It is possible that other jurisdictions may adopt the United States approach to coordination between NSGO systems. Some of the spectrum utilized by Telesat’s LEO constellation is also allocated to terrestrial fixed and mobile services and GSO satellite services. While jurisdictions such as the United States have established rules for sharing the spectrum, many jurisdictions have yet to address this issue. Telesat’s ability to use shared spectrum for its LEO constellation may be impacted by new rules or the absence of rules for spectrum sharing.

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

C. Organizational structure.

Our corporate structure, as of December 31, 2019, is as follows:

(1)    PSP Investments holds 29.4% of the shares eligible to vote for directors; the remaining 38.0% of shares eligible to vote for directors is held by two independent individuals.

(2)    Telesat LLC, a Delaware limited liability company, is a wholly-owned subsidiary of Telesat Canada and exists primarily for the purpose of serving as a co-issuer of Telesat Canada’s Senior Secured Notes due June 1, 2027, Telesat Canada’s Senior Notes due October 15, 2027, and co-borrower under Telesat Canada’s Senior Secured Credit Facilities.

D. Property, plants and equipment.

In-orbit satellites

Our state-of-the art satellite fleet is comprised of 16 geostationary satellites offering global coverage with a concentration over the Americas. Our Nimiq 1 and Nimiq 2 satellites are primarily used to provide short-term services to other operators who use the satellites at their designated orbital locations to preserve their spectrum rights.

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

The table below summarizes selected data relating to our owned in-orbit satellite capacity as of December 31, 2019:

	Orbital Location Regions Covered	Launch Date	Manufacturer’s End-of-Service Life	End-of-Orbital Maneuver Life(1)	Model
Anik F1	107.3° WL South America	November 2000	2016	2020	BSS702 (Boeing)
Anik F1R	107.3° WL North America	September 2005	2020	2022	E3000 (EADS Astrium)
Anik F2	111.1° WL Canada, Continental United States	July 2004	2019	2026	BSS702 (Boeing)
Anik F3	118.7° WL Canada, Continental United States	April 2007	2022	2026	E3000 (EADS Astrium)
Anik G1	107.3° WL Canada South America	April 2013	2028	2039	SS/L 1300
Nimiq 1	Not Applicable(2)	May 1999	2011	2021(3)	A2100 AX (Lockheed Martin)
Nimiq 2	Not Applicable(2)	December 2002	2015	2024(3)	A2100 AX (Lockheed Martin)
Nimiq 4	82° WL Canada	September 2008	2023	2027	E3000 (EADS Astrium)
Nimiq 5	72.7° WL Canada, Continental United States	September 2009	2024	2036	SS/L 1300
Nimiq 6	91.1° WL Canada	May 2012	2027	2046	SS/L 1300
Telstar 11N	37.55° WL North and Central America, Europe, Africa and the maritime Atlantic Ocean region	February 2009	2024	2026	SS/L 1300
Telstar 12	109.2° WL Southern United States, South and Central America	October 1999	2012	2020(3)	SS/L 1300
Telstar 12 VANTAGE	15° WL Eastern United States, SE Canada, Europe, Russia, Middle East, South Africa, portions of South and Central America	November 2015	2030	2032	E3000 (Airbus)
Telstar 14R/Estrela do Sul 2	63° WL Brazil and portions of Latin America, North America, Atlantic Ocean	May 2011	2026	2024	SS/L 1300
Telstar 18 VANTAGE(4)	138° EL India, South East Asia, Indonesia/Malaysia, China, Australia/New Zealand, North Pacific and Hawaii	September 2018	2033	2040	SS/L 1300
Telstar 19 VANTAGE	63° WL Brazil and portions of Latin America, North America, Atlantic Ocean, Caribbean	July 2018	2033	2037	SS/L 1300
LEO 1	NGSO polar	January 2018	2021	N/A(5)	SSTL

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

(3)      End of Orbital Maneuver life for these satellites has been extended through inclined orbit operations which reduces fuel consumption through the elimination of north-south stationkeeping.

(4)      Telesat International Limited (“TIL”), a subsidiary of Telesat Canada, and APT have entered into agreements relating to the Telstar 18 VANTAGE satellite, which are accounted for as a joint operation, whereby TIL’s interest is 42.5%.

(5)      LEO 1 has sufficient fuel to support collision avoidance maneuvers for several years and subsequent deorbit. End of life will be determined based on ongoing assessment of spacecraft health.

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

Satellite Control Centre and Earth Station Facilities

Our primary Satellite Control Centre (“SCC”) is located at our headquarters in Ottawa, Ontario. The SCC is the hub for our satellite-related activities. The facility is staffed 24 hours per day and currently operates 15 Telesat owned satellites: Anik F1, Anik F1R, Anik F2, Anik F3, Anik G1, Nimiq 1, Nimiq 2, Nimiq 4, Nimiq 5, Nimiq 6, Telstar 11N, Telstar 12, Telstar 12 VANTAGE, Telstar 18 VANTAGE and LEO 1. Telesat also operates ViaSat-1, as well as numerous other satellites for third parties from our SCC in Ottawa. We operate our Telstar 14R/Estrela do Sul 2 satellite and our Telstar 19 VANTAGE satellite from our SCC in Rio de Janeiro, Brazil.

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

In addition to the Ottawa headquarters and the Allan Park earth station, we operate a number of other earth stations, including the following:

Earth Stations	Earth Station Lands Owned/Leased by Us or Our Subsidiaries
Vancouver, British Columbia, Canada	Owned
Calgary, Alberta, Canada	Owned
Winnipeg, Manitoba, Canada	Owned
Montreal, Quebec, Canada	Owned
Toronto, Ontario, Canada	Leased
Mount Jackson, Virginia, USA	Owned
Belo Horizonte, Brazil	Owned
Iqaluit, Nunavut, Canada	Leased
Fort McMurray, Alberta, Canada	Leased
Saskatoon, Saskatchewan, Canada	Leased
St. John’s, Newfoundland, Canada	Leased
Middletown, Virginia, USA	Leased
Hague, Saskatchewan, Canada	Leased

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

Satellite Insurance

We are required to maintain, certain satellite insurance under the covenants of the Senior Secured Credit Facilities and under the indenture governing, the Senior Secured Notes and the Senior Notes. In addition, we may purchase additional insurance as we deem appropriate.

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

Insurance Coverage

We comply with the requirements to maintain satellite insurance under the terms of the Senior Secured Credit Facilities and indentures that govern the Senior Secured Notes and the Senior Notes. Under the most restrictive of these covenants, we are required to maintain insurance equal to a minimum of 33% of the aggregate net book value of any individual and 50% of the aggregate net book value of all in-orbit satellites. We have arranged in-orbit insurance policies that generally expire in November 2020.

We may discontinue or change our in-orbit insurance practices in the future, subject to the requirements of the Senior Secured Credit Facilities and indentures that govern the Senior Secured Notes and the Senior Notes. Some of our satellite in-orbit insurance policies contain deductibles or coverage exclusions related to potential future failures of certain specific on-board components.

We do not insure our interests in Anik F1, Anik F2, Nimiq 1, Nimiq 2, or Telstar 12. We also do not insure our capacity on ViaSat-1.

Item 4A.     Unresolved Staff Comments

None.

Item 5.     Operating and Financial Review and Prospects

A. Operating results

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with Telesat Canada’s audited consolidated financial statements beginning at Page F-1 of this Annual Report.

As used in this management’s discussion and analysis of financial condition and results of operations (“MD&A”), unless the context states or requires otherwise, references to “Telesat,” “Company,” “we,” “our” and “us” refer to Telesat Canada and its subsidiaries. Unless the context states or requires otherwise, reference herein to “the consolidated financial statements” or “the financial statements” or similar terms refer to Telesat Canada’s audited consolidated financial statements included herein.

For the comparison of the balances between 2017 and 2018, refer to Telesat Canada’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018 filed with the SEC on March 1, 2019 which can be obtained on SEC’s website at http://www.sec.gov.

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

The information contained in this MD&A takes into account information available up to February 26, 2020, unless otherwise noted.

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

As at December 31, 2019, we provided satellite services to customers from our fleet of 16 in-orbit geostationary satellites, as well as our Canadian payload on the ViaSat-1 satellite. We also manage the operations of additional satellites for third parties.

In January 2018, we launched a Ka-band satellite into low earth orbit (“LEO”) as part of our plans to deploy an advanced, global LEO constellation. This satellite is being used to perform testing and live demonstrations of certain features of our LEO system design with existing Telesat customers and potential suppliers of Telesat LEO system hardware. These satellite leaders will be able to experience key advantages of the Telesat’s LEO system — including ultra-low latency and high speeds — and assess the role Telesat’s constellation can play in their next-generation broadband networks.

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

Interest expense is significant and arises principally from our current and former Senior Secured Credit Facilities, Senior Secured Notes and our Senior Notes. Foreign exchange gains or losses incurred on the translation our U.S. dollar denominated indebtedness and the gains or losses on financial instruments resulting from variations in the fair value of interest rate swaps, the prepayment options on our Senior Notes, the prepayment option on our Senior Secured Notes and embedded derivative related to the interest rate floor included on our former U.S. Term Loan B Facilities remain significant components of our total expenses.

Other significant expenses include the straight-line depreciation of the cost of each of our satellites over their useful lives and amortization expense related to various finite-life intangible assets.

OPERATING HIGHLIGHTS OF 2019

Government of Canada Memorandum of Understanding and Strategic Innovation Fund

On July 24, 2019, we announced that we had entered into a Memorandum of Understanding with the Government of Canada (“GoC”) regarding a partnership intended to ensure access to affordable high-speed internet connectivity across rural and remote areas of Canada through the development of the Telesat LEO Satellite Constellation. The partnership is expected to generate $1.2 billion in revenue for us over 10 years, which includes a contribution of up to $600 million from the GoC.

Additionally, we announced that we had entered into an agreement with the GoC pursuant to which the GoC will contribute $85 million to support the development of the Telesat LEO constellation through the GoC’s Strategic Innovation Fund.

Refinancing

On October 11, 2019, we issued USD$550.0 million of Senior Notes, at an interest rate of 6.5%, maturing in October 2027. The Senior Notes are effectively subordinated to our secured indebtedness, including the obligations under our Senior Secured Credit Facilities and our Senior Secured Notes. The Senior Notes are governed by the 6.5% Senior Notes Indenture.

All outstanding amounts, including the redemption premium and discounted interest to November 15, 2019, on the USD$500.0 million 8.875% Senior Notes were repaid on October 11, 2019 using the proceeds from the Senior Notes offering together with cash on hand.

On December 11, 2019, we entered into amended Senior Secured Credit Facilities, which provide for term loan borrowings of USD$1,908.5 million, maturing in December 2026, and revolving credit facilities of up to USD$200.0 million (or Canadian dollar equivalent), maturing in December 2024. We also issued, through private placement, USD$400.0 million of Senior Secured Notes, at an interest rate of 4.875%, maturing in June 2027. The Senior Secured Notes are governed by the 4.875% Senior Secured Notes Indenture.

The outstanding proceeds from the amended Senior Secured Credit Facilities and the Senior Secured Notes, together with cash on hand, were used to repay all borrowings outstanding under our former senior secured credit facilities and pay related fees and expenses.

Chief Financial Officer

On December 12, 2019, Andrew Browne was appointed Chief Financial Officer.

C-band

In 2018, we became a member of the C-Band Alliance, which is composed of leading global satellite operators Intelsat, SES and ourselves, a consortium formed to facilitate the potential repurposing of certain C-band spectrum in the United States for 5G.

On February 7, 2020 the FCC issued a draft Report and Order on Expanding Flexible use of the 3.7 to 4.2 GHz Band. The draft Report and Order indicated that Telesat could receive as much as US$374.1 million from the repurposing of C-band Spectrum in the United States. However, Telesat’s ability to receive any proceeds would be subject to certain conditions (See “Business Strategy, Repurposing of C-band Spectrum”). The draft Order is currently scheduled to be voted on at the FCC’s February 28, 2020 meeting. There can be no assurance that Telesat will receive any proceeds from the FCC process or, if it were to receive proceeds, the amount or timing of receipt (See Risk Factors — There are numerous risks related to monetizing C-band spectrum and it may not happen in a timely manner or at all. The FCC may adopt a final rule regarding the process that differs meaningfully from the draft rule it issued on February 7, 2020).

FUTURE OUTLOOK

Our desirable spectrum rights, commitment to providing the highest level of customer service, deep technical expertise and culture of innovation have enabled us to successfully develop our business to date. Leveraging these strengths and building on our existing contractual revenue backlog, our focus is on profitably growing our business by increasing the utilization of our in-orbit satellites and, in a disciplined manner, deploying expansion satellite capacity where we anticipate there will be strong market demand. In 2018, we launched a Ka-band satellite into LEO in furtherance of our plan to develop a state-of-the-art, high capacity LEO constellation that will deliver transformative, low latency, fiber-like broadband to commercial and government users worldwide.

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

Leading into 2020, we remain focused on increasing the utilization of our existing satellites, the development of our global LEO constellation, identifying and pursuing opportunities to invest in other expansion satellite capacity, and leveraging the value of our spectrum rights, all while maintaining our operating discipline.

RESULTS OF OPERATIONS

Review of financial performance

Our net income for the year ended December 31, 2019, was $187.2 million compared to net loss of $90.9 million for the prior year. The positive variation of $278.1 million was principally due to a non-cash foreign exchange gain in the current year compared to a non-cash foreign exchange loss in the prior year, primarily as a result of the U.S. dollar weakening, positively impacting the translation of our U.S. dollar denominated indebtedness into Canadian dollars. This was partially offset by the loss on refinancing related to the redemption of our 8.875% Senior Notes and the refinancing of our former senior secured credit facilities, which occurred in the fourth quarter of 2019.

Below are the foreign exchange rates used for our audited consolidated financial statements and this MD&A:

	2019	2018	2017
USD to CAD spot rate as at December 31,	1.2990	1.3637	1.2571
USD to CAD average rate for the year ended December 31,	1.3289	1.2912	1.3036

Revenue

	Years ended December 31,		% Increase (Decrease)
(in millions of Canadian dollars except percentages)	2019	2018
Broadcast	$444.5	$455.1	(2.3)%
Enterprise	444.7	428.2	3.9%
Consulting and other	21.7	19.6	10.7%
Revenue	$910.9	$902.9	0.9%

Total revenue for the year ended December 31, 2019, increased by $8.0 million to $910.9 million compared to $902.9 million for the prior year.

Revenue from Broadcast services decreased by $10.6 million for the year ended December 31, 2019, when compared to the prior year. The decrease was primarily due to a reduction of service for one of our North American DTH customers.

Revenue from Enterprise services increased by $16.5 million for the year ended December 31, 2019, when compared to the prior year. The increase was primarily due to higher revenue related to our Telstar 19 VANTAGE and Telstar 18 VANTAGE satellites, which began service in August 2018 and October 2018, respectively, combined with an increase in revenue from short-term services provided to other satellite operators compared to the prior year. This was partially offset by lower equipment sales, lower revenue from certain customers in the resource sector, and lower revenue due to the completion of an agreement that provided for a prepayment for services and which was accounted for as having a significant financing component.

Consulting and other revenue increased by $2.1 million for the year ended December 31, 2019, when compared to the prior year. The increase was primarily due to higher U.S. government consulting activity partially offset by lower consulting activity from certain international customers.

Expenses

	Years ended December 31,		% Increase (Decrease)
(in millions of Canadian dollars except percentages)	2019	2018
Depreciation	$243.0	$224.9	8.1%
Amortization	23.3	24.3	(4.2)%
Operating expenses	165.5	185.8	(10.9)%
Other operating losses (gains), net	0.9	(0.7)	(216.0)%
Total expenses	$432.6	$434.2	(0.4)%

Depreciation

Depreciation of satellites, property and other equipment increased by $18.1 million for the year ended December 31, 2019, when compared to the prior year. The increase in depreciation was primarily due to depreciation on our Telstar 19 VANTAGE and Telstar 18 VANTAGE satellites, which began commercial service in August and October 2018, respectively. This was partially offset by the end of useful life, for accounting purposes, of our Anik F2 satellite in the fourth quarter of 2019.

Amortization

Amortization of intangible assets decreased by $1.0 million for the year ended December 31, 2019, when compared to the prior year. The decrease was primarily related to the end of useful life, for accounting purposes, for certain customer relationships in the third quarter of 2018, partially offset by higher amortization on certain customer contracts.

Operating Expenses

	Years ended December 31,		% Increase (Decrease)
(in millions of Canadian dollars except percentages)	2019	2018
Compensation and employee benefits	$87.9	$98.4	(10.6)%
Other operating expenses	40.3	45.6	(11.5)%
Cost of sales	37.2	41.9	(11.1)%
Operating expenses	$165.5	$185.8	(10.9)%

Total operating expenses decreased by $20.3 million for the year ended December 31, 2019, when compared to the prior year.

Compensation and employee benefits decreased by $10.4 million for the year ended December 31, 2019, in comparison to the prior year. The decrease was primarily due to lower non-cash share-based compensation expense in 2019 compared to the prior year.

Other operating expenses decreased by $5.3 million for the year ended December 31, 2019, in comparison to the prior year, primarily due to lower rent expense.

Cost of sales decreased by $4.7 million for the year ended December 31, 2019, when compared to the prior year. The decrease was primarily due to lower equipment sales partially offset by higher consulting expenses.

Other Operating Losses (Gains), Net

Other operating losses (gains), net increased by $1.6 million for the year ended December 31, 2019, when compared to the prior year. Operating loss for the year ended December 31, 2019 related to loss on disposal of assets. Operating gains for the year ended December 31, 2018 related principally to a one-time non-recurring gain.

Interest Expense

	Years ended December 31,		% Increase (Decrease)
(in millions of Canadian dollars except percentages)	2019	2018
Debt service costs	$226.6	$223.9	1.2%
Interest expense on significant financing component	25.5	27.4	(6.9)%
Interest expense on satellite performance incentive payments	3.5	4.1	(14.5)%
Interest expense on employee benefit plans	1.3	1.5	(10.0)%
Interest expense on leases	1.3	—	100.0%
Capitalized interest	—	(19.1)	(100.0)%
Interest expense	$258.3	$237.8	8.6%

Interest expense included interest related to our debt, net of capitalized interest, as well as, interest related to our derivative instruments, significant financing on certain revenue agreements, satellite performance incentive payments, employee benefit plans and leases.

Debt service costs, which included interest expense on indebtedness and derivative instruments, increased by $2.7 million for the year ended December 31, 2019, when compared to the prior year. The increase in debt service costs was primarily due to an unfavorable U.S. dollar foreign exchange impact combined with the discounted interest to November 15, 2019 paid on the redemption of our 8.875% Senior Notes. This was partially offset by higher net interest received on our interest rate swaps, when compared to the prior year.

Interest expense on significant financing component decreased by $1.9 million for the year ended December 31, 2019, when compared to the prior year. The decrease in interest expense was primarily as a result of the completion of an agreement that provided for a prepayment for services and which was accounted for as having a significant financing component.

Interest on satellite performance incentive payments decreased by $0.6 million for the year ended December 31, 2019, when compared to the prior year, primarily due to declining balances of satellite performance incentive liabilities.

Interest expense on employee benefit plans decreased by $0.1 million for the year ended December 31, 2019, when compared to the prior year.

Interest expense on leases increased by $1.3 million for the year ended December 31, 2019, when compared to the prior year, primarily due to the impact of the implementation of IFRS 16.

Capitalized interest decreased by $19.1 million for the year ended December 31, 2019, when compared to the prior year, primarily due to Telstar 19 VANTAGE and Telstar 18 VANTAGE satellites entering into commercial service in August 2018 and October 2018, respectively.

Loss on Refinancing

The loss on refinancing of $151.9 million for the year ended December 31, 2019, related to the redemption of our 8.875% Senior Notes and the refinancing of our former senior secured credit facilities, which occurred in the fourth quarter of 2019.

There were no refinancing transactions during the year ended December 31, 2018.

Interest and Other Income

	Years ended December 31,
(in millions of Canadian dollars)	2019	2018
Interest and other income	$20.0	$16.5

Interest and other income increased by $3.5 million for the year ended December 31, 2019, when compared to the prior year. The increase was primarily due to higher interest income on cash and short-term investments. This was partially offset by the net impact of the $50 million U.S. dollar voluntary payment and the repricing that occurred on our former Term Loan B Facility during 2018.

Foreign Exchange and Derivatives

	Years ended December 31,
(in millions of Canadian dollars)	2019	2018
Loss on changes in fair value of financial instruments	$(49.7)	$(18.2)
Gain (loss) on foreign exchange	$163.8	$(259.1)

The $49.7 million loss on changes in fair value of financial instruments for the year ended December 31, 2019, represented a negative change of $31.5 million compared to the prior year. The loss on changes in fair value of financial instruments primarily reflected changes in the fair values of our interest rate swaps, interest rate floors and prepayment options on our 8.875% Senior Notes, Senior Notes and Senior Secured Notes.

The foreign exchange gain for the year ended December 31, 2019, was $163.8 million compared to a foreign exchange loss of $259.1 million for 2018 resulting in a positive change of $422.9 million.

The gain for the year ended December 31, 2019, was mainly the result of a weaker U.S. dollar to Canadian dollar spot rate as at December 31, 2019 ($1.2990) compared to the spot rate as at December 31, 2018 ($1.3637) and the resulting favorable impact on the translation of our U.S. dollar denominated indebtedness.

The foreign exchange loss for the year ended December 31, 2018, was mainly the result of a stronger U.S. dollar to Canadian dollar spot rate as at December 31, 2018 ($1.3637) compared to the spot rate as at December 31, 2017 ($1.2571) and the resulting unfavorable impact on the translation of our U.S. dollar denominated indebtedness.

Income Taxes

	Years ended December 31,
(in millions of Canadian dollars)	2019	2018
Current tax expense	$71.2	$98.8
Deferred tax recovery	(56.1)	(37.8)
Tax expense	$15.1	$61.1

The tax expense for the year ended December 31, 2019, was $45.9 million lower than the prior year. The decrease was mainly due to the recognition of tax losses in 2019 not recognized in prior years and the impact of unrealized capital transactions in 2018.

Backlog

Contracted revenue backlog (“backlog”) represents our expected future revenue from existing service contracts (without discounting for present value) including any deferred revenue that we will recognize in the future in respect of cash already received. The majority of our contracted revenue backlog is generated from contractual agreements for satellite capacity. We do not include revenue beyond the stated expiration date of a contract regardless of the potential for a renewal. As at December 31, 2019, our contracted backlog was approximately $3.3 billion. The calculation of contracted backlog as at December 31, 2019, reflects the revenue recognition policy adopted under IFRS 15.

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

We expect our backlog as at December 31, 2019 to be recognized as follows:

(in millions of Canadian dollars)	2020	2021	2022	2023	2024	Thereafter
Backlog	$706.3	$599.4	$470.7	$408.0	$303.7	$790.6

LIQUIDITY AND CAPITAL RESOURCES

Cash and Available Credit

As at December 31, 2019, we had $1,027.2 million of cash and short-term investments, including $495.0 million held in an unrestricted subsidiaries, as well as approximately $200 million U.S. dollars (or Canadian dollar equivalent) borrowing availability under our Revolving Credit Facility.

Cash Flows from Operating Activities

Cash generated from operating activities for the year ended December 31, 2019, was $375.6 million, a $90.7 million decrease compared to the prior year. The decrease was primarily due to a negative change in working capital combined with lower capitalized interest. This was partially offset by lower interest paid, lower income taxes paid and higher interest received.

Cash Flows used in Investing Activities

Cash used in investing activities for the year ended December 31, 2019, was $39.6 million. This consisted of $3.7 million of expenditures on satellite programs, $27.6 million of payments for intangible assets, as well as $8.3 million of payments for property and other equipment.

Cash used in investing activities for the year ended December 31, 2018, was $103.3 million. This consisted of $67.4 million of expenditures on satellite programs, $19.9 million of payments for intangible assets, as well as $16.0 million of payments for property and other equipment.

Cash Flows used in Financing Activities

Cash used in financing activities for the year ended December 31, 2019, was $40.3 million. This was mostly related to both the mandatory payments and the settlement of our former senior secured credit facilities and the settlement of our 8.875% Senior Notes, including the payment of the early redemption premium and any related debt issue costs on the October and December 2019 refinancings. This was partially offset by the proceeds from the issuance of the Senior Notes, Senior Secured Notes and the Senior Secured Credit Facilities.

Cash used in financing activities for the year ended December 31, 2018, was $114.2 million. This was mostly related to the debt issue costs in connection with the repricing of the former senior secured credit facilities and repayments made on our former senior secured credit facilities.

Liquidity

A large portion of our annual cash receipts are reasonably predictable because they are primarily derived from an existing backlog of long-term customer contracts and high contract renewal rates. We believe cash and short-term investments as at December 31, 2019, cash flows from operating activities, and drawings on the Revolving Credit Facility under our Senior Secured Credit Facilities will be adequate to meet our expected cash requirements for at least the next twelve months for activities in the normal course of business, including our capital requirements and required interest and principal payments on our indebtedness.

The construction of any satellite replacement or expansion program, including our planned LEO constellation, will require significant capital expenditures. Cash required for any future satellite programs may be funded from a range of sources including: cash and short-term investments, cash flows from operating activities, cash flows from customer prepayments or through borrowings on the Revolving Credit Facility under our Senior Secured Credit Facilities; vendor financing; equity investments; export credit agency financing; additional secured or unsecured financing; proceeds received from repurposing C-band spectrum, and from government sources. In addition, we may sell certain satellite assets and, in accordance with the terms and conditions of our Senior Secured Credit Facilities, reinvest the proceeds in replacement satellites or pay down indebtedness under the Senior Secured Credit Facilities. However, our ability to access these sources of funding is not guaranteed, and therefore, we may not able to fully fund additional replacement or new satellite programs.

We are developing our planned LEO constellation in an Unrestricted Subsidiary (as defined in our Credit Agreement and Indentures) and we expect to complete the development of, fund, and operate our planned LEO constellation through a current or a future Unrestricted Subsidiary.

Debt

On October 11, 2019, we issued, through a private placement, USD$550.0 million of Senior Notes at an interest rate of 6.5%, which mature in October 2027. The Senior Notes are structurally subordinated to our existing and future secured indebtedness, including obligations under our Senior Secured Credit Facilities and Senior Secured Notes. With the net proceeds from our Senior Notes offering, along with available cash on hand, all outstanding amounts, including redemption premium and discounted interest to November 15, 2019, on the USD$500.0 million 8.875% Senior Notes, were repaid on October 11, 2019.

On December 6, 2019, Telesat Canada entered into a new amended and restated Credit Agreement which provides for term loan borrowings of USD$1,908.5 million, maturing in December 2026 and revolving credit borrowings up to USD$200.0 million (or Canadian dollar equivalent), maturing in December 2024. We also issued, through a private placement, USD$400 million of Senior Secured Notes at an interest rate of 4.875%, maturing in June 2027. The funds from the new amended and restated Credit Agreement and our Senior Secured Notes were used to repay our former senior secured credit facilities on December 6, 2019.

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

Our Senior Secured Credit Facilities are comprised of the following facilities:

i — Revolving Credit Facility

Our Revolving Credit Facility (“Revolving Facility”) is a $200.0 million loan facility available in either U.S. dollar or Canadian dollar equivalent, maturing in December 2024. Loans under the Revolving Facility bear interest at a floating interest rate. For Canadian Prime Rate and Alternative Base Rate (“ABR”) loans, an applicable margin ranging from 0.75% to 1.25% is applied to the Prime Rate and ABR as these interest rates are defined in the Senior Secured Credit Facilities. For Bankers Acceptance (“BA”) Loans and Eurodollar Loans, an applicable margin ranging from 1.75% to 2.25% is applied to either the BA interest rate or LIBOR. The rates on the Revolving Facility vary depending upon the results of the first lien leverage ratio. Our Revolving Facility currently has an unused commitment fee that ranges from 25 to 37.5 basis points per annum, depending upon the result of the total leverage ratio. As at December 31, 2019, other than approximately $0.1 million in drawings related to letters of credit, there were no borrowings under this facility.

ii — Term Loan B — U.S. Facility

Our Term Loan B — U.S. Facility (“U.S. TLB Facility”) is a USD$1,908.5 million facility maturing in December 2026.

As at December 31, 2019, USD$1,908.5 million of this facility was outstanding, which represents the full amount available. The borrowings under our U.S. TLB Facility bear interest at a floating rate of either: (i) LIBOR as periodically determined for interest rate periods selected by Telesat in accordance with the terms of the Senior Secured Credit Facilities plus an applicable margin of 2.75%; or (ii) Alternative Base Rate as determined in accordance with the terms of the Senior Secured Credit Facilities plus an applicable margin of 1.75%.

The mandatory principal repayments on our U.S. TLB Facility are one quarter of 1.00% of the value of the loan, which must be paid on the last day of each quarter, commencing on March 31, 2020.

Senior Secured Notes

Our Senior Secured Notes, in the amount of USD$400.0 million, bear interest at an annual rate of 4.875% and are due in June 2027. They include covenants or terms that restrict our ability to, among other things, incur additional indebtedness, incur liens, pay dividends or make certain other restricted payments, investments or acquisitions, enter into certain transactions with affiliates, modify or cancel our satellite insurance, effect mergers with another entity, and redeem our Senior Secured Notes, without penalty, before December 1, 2024, in each case subject to exceptions provided in the Senior Secured Notes indenture.

The Indenture contains covenants that restrict the ability of Telesat and the Guarantors to take specified actions, including, among other things and subject to certain significant exceptions: creating liens, incurring indebtedness, making investments, engaging in mergers, selling property, paying dividends, entering into sale-leaseback transactions, creating subsidiaries, repaying subordinated debt or amending organizational documents.

Senior Notes

Our Senior Notes, in the amount of USD$550 million, bear interest at an annual rate of 6.5% and are due in October 2027. They include covenants or terms that restrict our ability to, among other things, incur additional indebtedness, incur liens, pay dividends or make certain other restricted payments, investments or acquisitions, enter into certain transactions with affiliates, modify or cancel our satellite insurance, effect mergers with another entity, and redeem our Senior Notes, without penalty, before October 15, 2024, in each case subject to exceptions provided in the Senior Notes indenture.

As at December 31, 2019, we were in compliance with the financial covenants of our Senior Secured Credit Facilities, the indenture governing our Senior Notes and the indenture governing our Senior Secured Notes.

Debt Service Cost

The interest expense on our Senior Secured Credit Facilities, Senior Notes, Senior Secured Notes and interest rate swaps, excluding the impact of the amortization of deferred financing costs, interest rate floors, prepayment options and net gain on repricing/repayment for the year ended December 31, 2019 was $204.0 million.

Derivatives

We use, from time to time, interest rate and currency derivatives to manage our exposure to changes in interest rates and foreign exchange rates.

As at December 31, 2019, we had three outstanding interest rate swaps which hedge the interest rate risk on $1,350.0 million of U.S. denominated Term Loan B borrowings. As at December 31, 2019, the fair value of the interest rate swaps was a liability of $7.9 million. These contracts, which mature between September 2020 and September 2022, are at fixed interest rates ranging from 1.84% to 2.04%, excluding applicable margin.

We also have embedded derivatives that are accounted for separately at fair value. These embedded derivatives are related to a prepayment option included on our Senior Notes and the prepayment option on our Senior Secured Notes. As at December 31, 2019, the fair value of the embedded derivative related to the prepayment option on our Senior Notes was an asset of $23.2 million and the embedded derivative related to the prepayment option on our Senior Secured Notes was an asset of $9.6 million.

The changes in the fair value of these embedded derivatives are recorded on our consolidated statements of income as a gain or loss on changes in fair value of financial instruments and are non-cash.

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

Capital Expenditures

We have entered into contracts for the development of our LEO constellation and other capital expenditures. The outstanding commitments associated with these contracts were approximately $41.9 million as at December 31, 2019. These expenditures may be funded from some or all of the following: cash and short-term investments, cash flow from operating activities, cash flow from customer prepayments or funds available under our Revolving Credit Facility.

CONTRACTUAL OBLIGATIONS AND OTHER COMMERCIAL COMMITMENTS

The following table summarizes our contractual obligations as at December 31, 2019, that are due in each of the next five years and after 2024. This table does not include any future satellite expenditures not committed to at year end.

(in millions of Canadian dollars)	2020	2021	2022	2023	2024	Thereafter	Total
Satellite performance incentive payments, including interest	$11.5	$9.5	$8.5	$7.7	$5.4	$17.1	$59.8
Senior Secured Credit Facilities, Senior Secured Notes and Senior Notes(1)	24.8	24.8	24.8	24.8	24.8	3,589.2	3,713.2
Interest on long-term indebtedness	197.1	187.5	186.4	185.2	184.3	414.3	1,354.8
Interest rate swaps	0.1	0.6	0.4	—	—	—	1.2
Lease liabilities	3.1	2.8	2.6	2.5	2.5	29.0	42.5
Property lease commitments(2)	1.1	1.2	1.0	1.0	1.0	13.1	18.5
Commitments for capital expenditures(2)	15.5	21.6	4.8	—	—	—	41.9
Other operating commitments(2)	20.5	12.1	4.6	3.4	2.7	5.5	48.7
Contributions to employment benefit plans(3)	5.1	—	—	—	—	—	5.1
Decommissioning liabilities	0.8	0.2	—	—	—	3.1	4.1
Customer and other deposits	1.3	0.1	—	0.1	—	0.2	1.7
Other financial liabilities, including interest	3.3	—	—	—	—	—	3.3
	$284.3	$260.5	$233.1	$224.7	$220.7	$4,071.5	$5,294.8

(1)      See Note 24 of our audited consolidated financial statements. Excludes interest, deferred financing costs and prepayment options.

(2)      The commitments for capital expenditures are related to the development of our LEO constellation and other capital expenditures. For more details on commitments, refer to Note 32 of our audited consolidated financial statements.

(3)      See Note 30 of our audited consolidated financial statements.

Our future contributions to the pension plans after 2020, future income tax liabilities and uncertain tax positions, have not been included in the table as the timing and amount of cash required cannot be accurately determined as:

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

MARKET RISK

Credit Risk Related to Financial Instruments

Financial instruments that potentially subject us to a concentration of credit risk consist of cash and short-term investments, accounts receivable, derivative assets and other assets. Cash and short-term investments are invested with high quality financial institutions and are governed by our corporate investment policy, which aims to reduce credit risk by restricting investments to high-grade, mainly U.S. dollar and Canadian dollar denominated investments. Credit checks are performed to minimize exposure to any one customer. We are exposed to credit risk if counterparties to our derivative instruments are unable to meet their obligations. It is expected that these counterparties will be able to meet their obligations as they are institutions with strong credit ratings, but we continue to periodically monitor their credit risk and credit exposure.

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

For the year ended December 31, 2019, we recorded a mainly non-cash foreign exchange gain of approximately $163.8 million due to a weaker U.S. to Canadian dollar spot rate ($1.2990) compared to December 31, 2018 ($1.3637).

For the year ended December 31, 2018, we recorded a mainly non-cash foreign exchange loss of approximately $259.1 million due to a stronger U.S. to Canadian dollar spot rate ($1.3637) compared to December 31, 2017 ($1.2571).

The approximate amount of our revenue and certain expenses denominated in U.S. dollars, as a percentage of their overall balance, is summarized in the table below:

Years ended December 31,	2019	2018
Revenue	52.7%	50.4%
Operating expenses	39.2%	29.7%
Interest on our indebtedness	100.0%	100.0%

We use, from time to time, the following instruments to manage our exposure to foreign exchange risk:

•        forward currency contracts to hedge foreign exchange risk on anticipated cash flows, mainly related to the construction of satellites and interest payments; and

•        currency derivative instruments to hedge the foreign exchange risk on our U.S. dollar denominated indebtedness.

Our policy is that we do not use derivative instruments for speculative purposes. As at December 31, 2019, we have no forward currency contracts nor any currency derivative instruments.

A five percent increase (decrease) in the value of the U.S. dollar against the Canadian dollar would have increased (decreased) our indebtedness and decreased (increased) our net income as at December 31, 2019 by $185.7 million.

A five percent increase (decrease) in the value of the U.S. dollar against the Canadian dollar would have increased (decreased) our cash and cash equivalents by $42.4 million, increased (decreased) our net income by $10.3 million and increased (decreased) our other comprehensive income by $32.1 million as at December 31, 2019.

A five percent increase (decrease) in the value of the U.S. dollar against the Canadian dollar would have increased (decreased) our revenue and certain expenses for the year ended December 31, 2019, as summarized in the table below:

(In millions of Canadian dollars)
Revenue	$24.0
Operating expenses	$3.2
Interest on our indebtedness	$11.3

The sensitivity analyses above assume that all other variables remain constant.

Through our U.S. dollar denominated indebtedness, we are exposed to foreign exchange fluctuations. The following table contains our existing U.S. dollar denominated indebtedness balances at the beginning of each respective period, which are net of our scheduled debt repayments, and based on the foreign exchange rate as at December 31, 2019.

(CAD millions, beginning of year)	2020	2021	2022	2023	2024	Thereafter
U.S. TLB Facility	$2,479.1	$2,454.4	$2,429.6	$2,404.8	$2,380.0	2,355.2
Senior Notes	714.5	714.5	714.5	714.5	714.5	714.5
Senior Secured Notes	519.6	519.6	519.6	519.6	519.6	519.6
U.S. dollar denominated debt balances	$3,713.2	$3,688.4	$3,663.6	$3,638.8	$3,614.0	$3,589.2

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

Our policy is that we do not use derivative instruments for speculative purposes. In October 2017, we entered into four interest rate swaps which hedge the interest rate risk on USD$1,800 million of borrowings under our U.S. TLB Facility. These contracts, which mature between September 2019 and September 2022, are at fixed interest rates ranging from 1.72% to 2.04%, excluding applicable margin. As at December 31, 2019, three of the interest rate swaps were outstanding to hedge the interest rate risk on USD$1,350.0 million of borrowings under our U.S. TLB Facility. The outstanding contracts, which mature between September 2020 and September 2022, are at fixed interest rates ranging from 1.84% to 2.04%.

If the interest rates on our unhedged variable rate debt increased (decreased) by 0.25%, excluding the potential impact of the interest rate floor, the result would be a decrease (increase) of $2.0 million to our net income for year ended December 31, 2019.

As at December 31, 2019, through our U.S. TLB Facility we are exposed to interest rate fluctuations. The following table contains the balance of the U.S. TLB facility at the beginning of each respective period, net of our scheduled repayments, and based on the foreign exchange rate as at December 31, 2019.

(CAD millions)	2020	2021	2022	2023	2024	Thereafter
U.S. TLB Facility(1)	$2,479.1	$2,454.4	$2,429.6	$2,404.8	$2,380.0	$2,355.2
Interest rate derivative variable to fixed(2)	(1,753.7)	(1,169.1)	(584.6)	—	—	—
Debt exposed to variable interest rate after interest rate derivatives	$725.5	$1,285.3	$1,845.0	$2,404.8	$2,380.0	$2,355.2

(1)      U.S. TLB Facility is USD denominated and bears interest at Libor plus a spread.

(2)      USD$1,350 million notional outstanding, variable rate is Libor. The weighted average fixed rate (before spread) varies by year and ranges from 1.84% to 2.04%.

Guarantees

In the normal course of business, we enter into agreements that provide for indemnification and guarantees to counterparties in transactions involving sales of assets, sales of services, purchases and development of assets, securitization agreements and operating leases. The nature of almost all of these indemnifications prevents us from making a reasonable estimate of the maximum potential amount that we could be required to pay counterparties. As a result, we cannot determine how they could affect future liquidity, capital resources or our credit risk profile. We have not made any significant payments under these indemnifications in the past. For more information, see Note 32 of our audited consolidated financial statements.

RELATED PARTY TRANSACTIONS

As at December 31, 2019, related parties consisted of PSP Investments and Loral, our common shareholders, together with their subsidiaries and affiliates. In addition to the documents related to the Telesat Canada Acquisition, we have also entered into various commercial arrangements with Loral and subsidiaries and affiliates of Loral. For more information, see Note 34 of our audited consolidated financial statements.

NON-IFRS MEASURES

Consolidated EBITDA for Covenant Purposes

Under the terms of the Credit Agreement for our Senior Secured Credit Facilities, we are required to comply with a senior secured leverage ratio maintenance covenant as well as with other financial ratio covenants that impact, among other items, our ability to incur debt and make dividend payments.

If our Revolving Credit Facility is drawn by more than 35% of the Credit Facility amount, our Credit Agreement requires us to comply with a first lien net leverage ratio of 5.75:1.00, tested quarterly, and failure to comply will result in an event of default. We refer to this first lien net leverage ratio as the Consolidated Total Secured Debt to Consolidated EBITDA for Covenant Purposes ratio.

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

(in CAD millions)	Year Ended December 31, 2019
Net income	$187.2
Impact of unrestricted subsidiaries	1.4
Consolidated income for Covenant Purposes	188.6
Plus:
Income taxes (Note 1)	15.3
Interest expense (Note 1)	194.2
Depreciation and amortization expense (Note 1)	266.2
Non-cash share-based compensation	16.0
Loss on refinancing	151.9
Debt issue costs	28.1
Other	33.4
Increased (decreased) by:
Non-cash losses on changes in fair value of financial instruments and swap obligations and cash losses on the value of swap obligations	49.7
Non-cash gains resulting from changes in foreign exchange rates	(163.9)
Consolidated EBITDA for Covenant Purposes	$779.6

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

The following is a reconciliation of our Consolidated Total Debt for Covenant Purposes and Consolidated Total Secured Debt for Covenant Purposes to Indebtedness:

(in $ millions)	As at December 31, 2019
U.S. dollar denominated debt
Term Loan B U.S Facility (USD)	$1,908.5
Senior Notes (USD)	550.0
Senior Secured Notes (USD)	400.0
2,858.5
Foreign exchange adjustment	854.7
Subtotal (CAD)	3,713.2
Deferred financing costs and prepayment options (CAD)	(0.4)
Indebtedness	$3,712.8
(in CAD $ millions)
Indebtedness	$3,712.8
Adjustments for covenant purposes:
Deferred financing costs and prepayment options (CAD)	0.4
Add: lease liabilities	28.6
Consolidated Total Debt	3,741.8
Less: Cash and cash equivalents (max. $100 million USD)	(129.9)
Consolidated Total Debt for Covenant Purposes	$3,611.9

Consolidated Total Debt	$3,741.8
Less: Unsecured debt (Senior Notes)	(714.5)
Consolidated Total Secured Debt	3,027.3
Less: Cash and cash equivalents (max. $100 million USD)	(129.9)
Consolidated Total Secured Debt for Covenant Purposes	$2,897.4

As at December 31, 2019, the Consolidated Total Debt for Covenant Purposes to Consolidated EBITDA ratio, for the purposes of our Senior Secured Credit Facilities was 4.63:1.00. The Consolidated Total Secured Debt to Consolidated EBITDA for Covenant Purposes ratio, for the purposes of our Senior Secured Credit Facilities, was 3.72:1.00.

The consolidated EBITDA for covenant purposes for the former senior secured credit facilities for the twelve months ended December 31, 2018 was $755 million. Detailed information of the calculation is included in Item 5. Operating and Financial Review and Prospects — A. Operating results in the Telesat Canada Annual Report for the year December 31, 2018 on Form 20-F filed with the SEC on March 1, 2019, which can be obtained on the SEC website at http://www.sec.gov.

FINANCIAL INFORMATION OF THE ISSUER, RESTRICTED AND UNRESTRICTED SUBSIDIARIES

Balance Sheet Data as of December 31, 2019 (In millions of Canadian dollars)	Issuer and Restricted Subsidiaries	Unrestricted Subsidiaries
Current assets	$631.1	$508.2
Total assets	$5,921.6	$546.6
Current liabilities	$160.9	$4.4
Long-term debt, including current portion	$3,712.8	$—
Total liabilities	$4,676.3	$4.4
Shareholder’s equity	$1,245.3	$542.1

Statement of Income Data for the year ended December 31, 2019 (In millions of Canadian dollars)	Issuer and Restricted Subsidiaries	Unrestricted Subsidiaries
Revenue	$915.5	$—
Operating expenses	(162.7)	(7.5)
	752.9	(7.5)
Depreciation	(243.0)	—
Amortization	(23.3)	—
Other operating gains (losses), net	(0.9)	—
Operating income (loss)	485.8	(7.5)
Income from equity investments	(1.4)	—
Interest expense	(258.3)	—
Loss on refinancing	(151.9)	—
Interest and other income	14.1	5.9
Loss on changes in fair value of financial instruments	(49.7)	—
Gain on foreign exchange	163.9	—
Income (loss) before tax	202.5	(1.6)
Tax expense	(15.3)	0.1
Net income (loss)	$187.2	$(1.4)

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

Lease Liability

Judgment by management is required in the determination of the likelihood that the lease renewal periods will be exercised as well as the determination of the incremental borrowing rate.

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

Impairment of goodwill

Goodwill represented $2,446.6 million of our total assets as at December 31, 2019. Determining whether goodwill is impaired using a quantitative approach requires an estimation of our value, which requires us to estimate the future cash flows expected to arise from operations and to make assumptions regarding economic factors, tax rates, and annual growth rates. Actual operating results and our related cash flows could differ from the estimates used for the impairment analysis.

Impairment of intangible assets

Intangible assets represented a significant portion of our total assets as at December 31, 2019. We test intangible assets for impairment annually or more frequently if indicators of impairment or reversal of a prior impairment loss exist. If the quantitative impairment analysis is required, it would require us to estimate the future cash flows expected to arise from operations, and to make assumptions regarding economic factors, discount rates, tax rates, and annual growth rates. Significant judgments are made in establishing these assumptions. Actual operating results and our related cash flows could differ from the estimates used for the impairment analysis.

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

Income taxes

We assess the recoverability of deferred tax assets based upon an estimation of our projected taxable income using enacted or substantively enacted tax laws, and our ability to utilize future tax deductions before they expire. Actual results could differ from expectations.

ACCOUNTING STANDARDS

Changes in Accounting Policies

We have prepared our consolidated financial statements in accordance with IFRS. For more on the impacts of the following changes in accounting policy, please refer to Note 3 of our audited consolidated financial statements.

Leases

We have adopted IFRS 16, Leases (“IFRS 16”) with a date of initial adoption of January 1, 2019. The standard provides a single lease accounting model, requiring the recognition of a right-of-use asset and lease liability, except in limited circumstances.

We have chosen to measure the initial right-of-use asset at an amount equal to the lease liability as at January 1, 2019, adjusted for any prepayments made. The lease liability is initially measured at the present value of the lease payments over the lease term, discounted using our incremental borrowing rate.

We have elected to adopt IFRS 16 using a modified retrospective approach with the cumulative effect of initially applying the standard being recorded on the balance sheet. The comparative information has not been restated and continues to be reported under the accounting standards in effect in those periods.

We have elected to not recognize a right-of-use asset or lease liability for any lease that has a lease term of 12 months or less. The payments associated with these agreements would be recognized as an operating expense on a straight-line basis over the lease term.

The following practical expedients have been elected:

•        We have elected to grandfather the determination as to whether a transaction constituted a lease for all agreements entered into prior to January 1, 2019;

•        We have elected to not recognize a right-of-use asset or lease liability for leases for which the lease term ends within 12 months of the date of initial adoption;

•        We have elected to exclude initial direct costs from the measurement of the right-of-use asset at the date of initial application; and

•        We have elected, for property leases, not to separate the non-lease components from the lease components, and instead account for each lease and any associated non-lease components within the contract as a single lease component.

After the commencement date, the right-of-use assets are measured applying the cost model and depreciated to the earlier of the end of the useful life of the asset or the end of the lease term on a straight-line basis. The lease liability is subsequently measured by increasing the carrying amount to reflect the interest on the lease, using the effective interest method, and by reducing the carrying amount to reflect the lease payments made.

The main impacts of this standard relate to the recognition of right-of-use assets and lease liabilities resulting in an increase in satellites, property and other equipment, other current liabilities and other long-term liabilities. In additions, there were some decreases in other current financial assets, prepaid expenses and other current assets, other long-term financial assets and other long-term financial liabilities as a result of the implementation of IFRS 16.

Income Taxes

IFRIC 23, Uncertainty over Income Taxes Treatments was issued by the IASB in June 2017. The interpretation clarifies how to apply the recognition and measurement requirements in IAS 12, Income Taxes when there is uncertainty over income tax treatments. This interpretation was adopted on January 1, 2019. The interpretation had no impact on our consolidated financial statements.

Recent IFRS Accounting Pronouncements

The International Accounting Standards Board (“IASB”) periodically issues new and amended accounting standards. There are no new or amended standards applicable to us.

Item 6.     Directors, Senior Management and Employees

A. Directors and senior management.

In the following table are listed the (1) names, (2) ages as of December 31, 2019 and (3) positions of the individuals who serve as the directors and senior management of Telesat, along with the date that each individual was elected or appointed:

Name	Age	Title	Date Elected or Appointed a Director or Member of Senior Management
Directors
Mark H. Rachesky, M.D.(1)	60	Chairman of the Board	October 31, 2007
Michael B. Targoff(2)	75	Director	October 31, 2007
Henry (Hank) Intven	71	Director	October 31, 2007
David Bernardi	57	Director	July 25, 2017
Michael Boychuk(2)	64	Director	July 17, 2015
Guthrie Stewart(1)	64	Director	August 8, 2016
John P. (Jack) Cashman	79	Director	October 31, 2007
Colin D. Watson(2)	78	Director, Chair of Audit Committee	October 31, 2007
Clare R. Copeland(1)	83	Director, Chair of Compensation and Corporate Governance Committee	October 31, 2007
Richard Fadden	68	Director	August 3, 2016
Senior Management*
Daniel S. Goldberg	54	President and Chief Executive Officer	September 18, 2006
Michèle Beck	54	Vice President, North American Sales	January 1, 2013
Andrew Browne	64	Chief Financial Officer	December 12, 2019
Christopher S. DiFrancesco	56	Vice President, General Counsel and Secretary	January 5, 2009
Thomas E. Eaton, Jr.	64	Vice President, International Sales	September 11, 2014
Patrick M. Enright	61	Vice President, Network Operations	December 1, 2004
John Flaherty	54	Vice President, Business Planning & Marketing	January 1, 2013
Erwin Hudson	63	Vice President, Telesat LEO	April 25, 2017
Michael C. Schwartz	55	Senior Vice President, Corporate & Business Development	November 30, 2015
David N. Wendling	57	Chief Technical Officer	October 31, 2007

(1)      Member of Compensation and Corporate Governance Committee.

(2)      Member of Audit Committee.

*        Michel Cayouette, former Chief Financial Officer and Treasurer, retired from Telesat on December 31, 2019.

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

Henry (Hank) Intven is principal of Haro Strait Consulting Inc. For twenty-five years, he was a partner in the Toronto office of McCarthy Tétrault LLP, a leading Canadian law firm. He has held a number of senior advisory and executive positions with the Canadian Government and the Canadian Radio-television and Telecommunications Commission. Over the past 36 years, he has advised businesses and governments on many of the major commercial, regulatory and policy developments in the Canadian telecommunications industry. He has also advised on business, policy and regulatory matters involving the telecommunications industry in more than 20 other countries.

David Bernardi has been employed as the Chief Technology Officer of Telesystem Ltd., a Canadian private capital corporation since 2000. Mr. Bernardi is also a Managing Partner in three funds controlled by Telesystem which have invested in early-stage Canadian technology companies. Mr. Bernardi currently serves on the board of directors of the following companies: Averna Technologies, Inc., CVT Corp Transmission Inc., Fluent.ai Inc., NorthStar Earth & Space Inc., and The Fox Group, Inc. Until its dissolution in December 2019, Mr. Bernardi was a Director of Metafoam Technologies Inc. He also serves as a Director and Chairman of Centech, a Montreal-based university-affiliated startup incubator. Mr. Bernardi holds an ICD.D designation from the Institute of Corporate Directors of Canada. He has Bachelor’s and Master’s degrees in Engineering (Honours) from McGill University. He also holds a Diplômes ès arts (History) from Université de Montréal.

Michael T. Boychuk was, from July 2009 to June 2015, President of Bimcor Inc., the pension fund investment manager for the Bell Canada group of companies. From 1999 to 2009, he was Senior Vice-President and Treasurer of BCE Inc. and Bell Canada, being responsible for all Treasury and Capital Markets activities of the BCE group of companies and, until 2005, he was also responsible for all mergers and acquisition activities. He joined BCE in 1997 as President and Chief Executive Officer of BCE Capital, the venture capital arm of BCE Inc. Mr. Boychuk began his career with KPMG (Peat Marwick) and later joined the Montreal Trust Company where he held progressively senior positions until 1993. From 1994 to 1997, he co-founded Manitex Capital Inc., a private equity merchant bank. He currently is a member of the Board of Directors of the Laurentian Bank of Canada (Chair Audit Committee), GDI Integrated Services (Chair Audit Committee) and Corus Entertainment. Mr. Boychuk also serves as a member of the Board and Audit Committee of Cadillac Fairview Corporation. He is also a member of the Investment Advisory Committee of Nunavut Trust, the McConnell Foundation and the McGill Pension Investment Committee (Chair). Mr. Boychuk is a Governor of McGill University and a member of the Audit Committee. He is also a member of the International Advisory Board of the Faculty of Management of McGill University.

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

John P. (Jack) Cashman is Chairman of Aventamed D.A.C., a medical device company located in Ireland. He is also a member of Irrus Investments Limited located in Limerick, Ireland; the Medtech Syndicate, located in Galway, Ireland and is the Medtech representative and a Director in Capsos Medical, a medical device company located in Galway, Ireland. Until February 2014, he was Non Executive Chairman of Vectura Group plc. U.K. (LSE: VEC). From 2002 – 2005, he was the Chairman of Advanced Surgical Concepts Ltd., Ireland, and a director of Bespak plc. Mr. Cashman is also the former Chairman and joint CEO of R.P. Scherer Corporation.

Colin D. Watson is currently a director of Mason Capital Ltd. He was President and CEO of Rogers Cablesystems (1979 – 1996), Spar Aerospace (1996 – 1999) and Vector Aerospace (2003 – 2005). He was also Vice Chairman of Spar Aerospace Limited from 2000 to 2002.

Clare R. Copeland is Vice Chairman of Ontario Cannabis Retail Corporation. Previously, he was the CEO and Vice Chairman of Falls Management Company, from 2004 to 2019, and Chairman of Toronto Hydro Corporation, a Canadian electricity provider from 1999 to 2013. Between 2000 and 2002, he was Chairman and Chief Executive Officer of OSF Inc., a manufacturer of retail store interiors. He is also on the Board of Chesswood Inc. He was President and Chief Executive Officer of People’s Jewellers Corporation (1993 – 1999), Chairman of Sun Media (1997 – 1999), President and CEO of Granada Canada Limited (1984 – 1988) and Chairman of Ontario Place (1987 – 1997). He has also held several senior management positions, including Chief Operating Officer with Zale Corporation (1991 – 1993).

Richard Fadden was the National Security Advisor to the Prime Minister of Canada from January 2015 to March 2016. Previously he was the Deputy Minister of National Defence starting in 2013 and served as the Director of the Canadian Security Intelligence Service from 2009 until 2013. Mr. Fadden has also served as the Deputy Minister for Citizenship and Immigration Canada from 2006 to 2009, the Deputy Minister of Natural Resources Canada from 2005 to 2006, President of the Canadian Food Inspection Agency from 2002 to 2005, and Deputy Clerk and Counsel in the Privy Council Office from 2000 to 2002, during which time he assumed the additional duties of Security and Intelligence Coordinator in February 2001. Earlier in his career, Mr. Fadden worked in a variety of positions throughout the Government of Canada including in the Department of External Affairs, the Office of the Auditor General of Canada, Natural Resources Canada and the Treasury Board Secretariat. He is chairman of ADGA Group’s Strategic Advisory Council since November 2018, a Strategic Advisor to Awz HLS Fund and a Director of Cyber Defence Corporation. He is also a member of L3 Harris’ Canadian Advisory Board.

Senior management

Daniel S. Goldberg became Telesat’s President and Chief Executive Officer in September 2006. Prior to September 2006, Mr. Goldberg served as Chief Executive Officer of SES New Skies, a position he held since March 2006 following the purchase of New Skies by SES. Mr. Goldberg served as the Chief Executive Officer of New Skies Satellites from 2002 to 2006 and prior to that as Chief Operating Officer of New Skies since February 2000. Prior to that time, he had served as New Skies General Counsel since 1998. Prior to joining New Skies, Mr. Goldberg worked at PanAmSat as the Associate General Counsel and Vice President of Government and Regulatory Affairs during 1998. From 1993 to 1997, he was an associate at Goldberg, Godles, Wiener & Wright, a law firm in Washington, D.C. He received a Bachelor of Arts degree from the University of Virginia, graduating with highest honors, and a Juris Doctor degree, cum laude, from Harvard Law School.

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

Andrew Browne was appointed Chief Financial Officer in December 2019. Prior to that, he was the Chief Financial Officer of SES S.A. from February 2018 to September 2019, Chief Financial Officer of O3b Networks from 2013 to 2018, and Chief Financial Officer and member of the management board at SES from 2010 to 2013. Mr. Browne served as CFO of New Skies Satellites between 1998 and 2008, and as Chief Financial Officer and Deputy CEO of Intelsat between 1995 and 1998. Prior to Intelsat, he held Chief Financial Officer and board positions at a number of global companies and organizations specializing in the telecommunications, technology and financial sectors, SES Astra, O3b, Advanced Micro Devices, Tom Tom and the Development Bank of Ireland in Dublin. Mr. Browne is a member of the board of the International Space University (ISU) in Strasbourg, France. He has an MBA from Trinity College in Dublin, Ireland.

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

During the fiscal year ended December 31, 2019, the aggregate fees paid to the other four directors by us were approximately $521,500.

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

Senior Management Compensation

The aggregate salary and benefits paid by us to Telesat’s senior management for the year ended December 31, 2019 amounted to approximately $11.5 million. The aggregate salary and benefits paid by us to the five highest-paid officers of Telesat for the fiscal year ended December 31, 2019 was approximately $8.7 million.

As a Canadian company that is not a reporting issuer under the securities legislation of any jurisdiction in Canada, Telesat is not required to publicly disclose individual compensation information either as a requirement under its governing statute or under any securities legislation. Telesat does not publicly disclose individual compensation information in Canada.

In addition, the current service costs set aside or accrued by us during 2019 to provide pension, retirement or similar benefits to senior management of Telesat amounted to approximately $1.7 million.

Directors’ and Senior Management’s Indemnity Payments

We have entered into indemnity agreements with Telesat’s directors and members of senior management that may require us to indemnify them against certain liabilities that may arise by reason of their status or service as our directors or members of senior management. No indemnity payments were made to directors and/or senior management in 2019.

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

D. Employees.

As of December 31, 2019, Telesat and its subsidiaries had approximately 373 permanent full and part-time employees, approximately 3.75% of whom are subject to collective bargaining agreements. Our employee body is primarily comprised of professional engineering, sales and marketing staff, administrative staff and skilled technical workers. Telesat considers its employee relations to be good.

E. Share ownership.

The following table presents information regarding the ownership of certain classes of shares of Telesat Canada by our directors and senior management as of December 31, 2019.

Name (Title)	Common	Voting Participating Preferred	Non-Voting Participating Preferred	Director Voting Preferred	Percentage of Class
Mark H. Rachesky, M.D.(1)	—	—	—	—	—
Michael B. Targoff	—	—	—	—	—
Hank Intven	—	—	—	—	—
Michael Boychuk	—	—	—	—	—
David Bernardi	—	—	—	—	—
Guthrie Stewart	—	—	—	—	—
John P. (Jack) Cashman	—	—	—	820	82%
Colin D. Watson	—	—	—	180	18%
Clare R. Copeland	—	—	—	—	—
Richard Fadden	—	—	—	—	—
Daniel S. Goldberg	—	—	218,156	—	0.6%
Michèle Beck	—	—	—	—	—
Michel G. Cayouette(2)	—	—	63,637	—	0.2%
Christopher S. DiFrancesco	—	—	—	—	—
Patrick M. Enright	—	—	—	—	—
Thomas E. Eaton, Jr.	—	—	—	—	—
John Flaherty	—	—	—	—	—
Erwin Hudson	—	—	—	—	—
Michael C. Schwartz	—	—	246,236	—	0.6%
David N. Wendling	—	—	—	—	—

____________

(1)      Various funds affiliated with MHR hold, as at December 31, 2019, approximately 39.9% of Loral’s outstanding voting common stock and 58.4% of Loral’s total outstanding voting and non-voting common stock. Mark H. Rachesky, M.D., chairman of our board of directors and non-executive chairman of the board of directors of Loral, is the co-founder and president of MHR.

(2)      Michel Cayouette, former Chief Financial Officer and Treasurer, retired from Telesat on December 31, 2019.

Telesat Canada Stock Options

In September 2008 and April 2013, Telesat Holdings adopted stock incentive plans for certain key employees. The plans provide for the grant of up to 17,053,779 options to purchase Non-Voting Participating Preferred Shares of Telesat Canada convertible into common shares of Telesat Canada.

In addition, 200,000 restricted share units are authorized expected to be settled in Non-Voting Participating Preferred Shares.

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

As at December 31, 2019, there were 7,954,570 options outstanding under both plans (of which 5,172,290 were vested). The weighted average remaining life of these outstanding options was seven years. The weighted average exercise price of the outstanding options granted to senior management is $25.11. There are 155,704 remaining options available for grant under the 2013 plan.

Item 7.     Major Shareholders and Related Party Transactions

A. Major shareholders.

The following table sets forth the ownership of shareholders that are the beneficial owners of 5% or more of each class of shares of Telesat Canada as of December 31, 2019.

Name (Title)	Common (C)	Voting Participating Preferred (VPP)	Non-Voting Participating Preferred (NPP)	Director Voting Preferred (DVP)	Percentage of Class
Red Isle Private Investments Inc.(1)	35,172,218	7,034,444	1,578,058	—	C: 47.4%
					VPP: 100%
					NPP: 4.1%
Loral Holdings Corporation(1)	39,080,242	—	35,953,824	—	C: 52.6%
					NPP: 93.6%
John P. (Jack) Cashman	—	—	—	820	DVP: 82%
Colin D. Watson	—	—	—	180	DVP: 18%

(1)      Each of Red Isle’s and Loral’s economic and voting interests on a combined basis taking into account the number and classes of shares owned by each of them are described below.

(2)      Various funds affiliated with MHR hold, as at December 31, 2019, approximately 39.9% of Loral’s outstanding voting common stock and 58.4% of Loral’s total outstanding voting and non-voting common stock. Mark H. Rachesky, M.D., chairman of our board of directors and non-executive chairman of the board of directors of Loral, is the co-founder and president of MHR.

PSP Investments is a Canadian crown corporation established to invest the amounts transferred by the federal government equal to the proceeds of the net contributions since April 1, 2000, for the pension plans of the Public Service, the Canadian Forces and the Royal Canadian Mounted Police, and since March 1, 2007, for the Reserve Force Pension Plan. PSP Investments holds its interest in Telesat Canada through a wholly-owned subsidiary, Red Isle Private Investments Inc. (“Red Isle”), a corporation organized under the CBCA. Red Isle’s interest in Telesat Canada is a 36.6% equity interest, a 67.4% voting interest on all matters except for the election of directors, and a 29.4% voting interest for the election of directors. PSP Investments’ principal offices are at 1250 Boulevard René Lévesque West, Suite 900, Montreal, Quebec, Canada, H3B 4W8 and its registered offices are at 1 Rideau Street, 7th Floor, Ottawa, Ontario, Canada, K1N 8S7.

Loral is a Delaware corporation. Loral participates in satellite services operations through its ownership of a 62.7% equity interest in Telesat Canada and a 32.6% voting interest on all matters (in each case as at December 31, 2019). Loral’s principal offices are located at 600 Fifth Avenue, 16th Floor, New York, New York 10020. Loral’s registered office in the State of Delaware is located at 1209 Orange Street, Wilmington County of New Castle,

Delaware 19801. Various funds affiliated with MHR hold, as at December 31, 2019, approximately 39.9% of Loral’s outstanding voting common stock and 58.4% of Loral’s total outstanding voting and non-voting common stock. Mark H. Rachesky, M.D., chairman of our board of directors and non-executive chairman of the board of directors of Loral, is the co-founder and president of MHR.

John P. Cashman is a Canadian citizen, residing in the City of Toronto, in the Province of Ontario. Mr. Cashman holds director voting preferred shares having a 31.16% voting interest for the election of directors only in Telesat Canada. These shares have liquidation preference and dividend rights above common shares of Telesat Canada. Mr. Cashman is an independent director of Telesat Canada.

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

The services available from Loral can include providing advice as to business objectives, strategies, implementation of a synergy plan after the Skynet Transaction, the transferred assets, satellite orbital locations outside of Canada, capital structure and financing, satellite expert personnel and general personnel matters. Furthermore, for additional fees, we may request assistance from Loral with respect to certain areas, including benefits administration, insurance and risk management, auditing, human resources, treasury operations, and, in the United States, public relations, regulatory, tax and legal compliance if the provision of such organizational services at the agreed price is approved by a majority of our directors, excluding Loral nominees. The amounts of such additional payments are limited by the provisions of the Senior Secured Notes and the Senior Notes.

Under the terms of the Consulting Agreement, we indemnify Loral from certain liabilities arising out of the Consulting Agreement, provided that Loral (or its representative, employee or affiliate, if applicable) has not committed fraud or misconduct in relation to the matters giving rise to the indemnification claim.

Shareholders Agreement

On October 31, 2007, in connection with the Telesat Canada acquisition, PSP Investments, Red Isle, Loral and certain of its subsidiaries, John P. Cashman, Colin D. Watson, Telesat Interco, Telesat Holdings, Telesat Canada and MHR entered into a shareholders agreement (the “Shareholders Agreement”).

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

Accession Agreement

Coincident with their exercise of share appreciation rights and receipt of non-voting participating preferred shares, current members of senior management, Daniel S. Goldberg and Michael Schwartz, as well as certain former members of senior management, entered into Accession Agreements pursuant to which they agreed to be bound by certain provisions of the Shareholders Agreement.

Administration Fee

Loral’s employees and retirees participate in certain welfare plans sponsored or managed by Telesat. Loral pays Telesat an annual administrative fee of US$100,000 and reimburses Telesat for the plan costs attributable to Loral participants.

Goldberg, Godles, Wiener & Wright

Henry Goldberg, the father of Daniel Goldberg, the President and Chief Executive Officer of Telesat Canada, is a partner in the law firm Goldberg, Godles, Wiener & Wright, which handles certain matters for Telesat Canada and its subsidiaries. In 2019, the aggregate amount of expenses incurred by Telesat Canada and its subsidiaries for services received was approximately US$826,000.

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

We are subject to audits by taxing authorities in the various jurisdictions in which we operate. In Brazil, we are currently involved in a number of disputes with the Brazilian tax authorities who have alleged that additional taxes are owed on revenue earned by our Brazilian subsidiaries for the period 2003 to 2012 in the amount of $36.8 million, including interest and penalties. In July 2019, the Brazil tax authorities extended their audit to the period 2014 to 2018, and alleged that additional taxes are owed for that period. The total dispute for the period 2003 to 2018, including interest and penalties, now totals $71.2 million. The dispute relates to the Brazil tax authorities’ characterization of our revenue. We have challenged the previous and current assessments. We believe the likelihood of an unfavorable outcome in these disputes is remote and, as such, no reserve has been established.

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

Dividend Policy

Common Shares

In 2019, no dividends on the common shares were declared. Dividends will be declared subject to the requirements of the CBCA, and paid as permitted by the Senior Secured Credit Facilities and the indentures governing the Senior Secured Notes and the Senior Notes.

Voting Participating Preferred Shares

In 2019, no dividends on the voting participating preferred shares were declared. Dividends will be declared subject to the requirements of the CBCA, and paid as permitted by the Senior Secured Credit Facilities and the indentures governing the Senior Secured Notes and the Senior Notes.

Non-Voting Participating Preferred Shares

In 2019, no dividends on the non-voting participating preferred shares were declared. Dividends will be declared subject to the requirements of the CBCA, and paid as permitted by the Senior Secured Credit Facilities and the indentures governing the Senior Secured Notes and the Senior Notes.

Director Voting Preferred Shares

In January 2019, dividends on the director voting preferred shares were declared and subsequently paid in February 2019 for the period November 1, 2017 to October 31, 2018 in the amount of $10,000. In December 2019, dividends were declared and subsequently paid for the period November 1, 2018 to October 31, 2019. Dividends for future periods will be declared subject to the requirements of the CBCA, and paid as permitted by the Senior Secured Credit Facilities and the indentures governing the Senior Secured Notes and the Senior Notes.

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

Significant Differences with Applicable U.S. Law.    None.

Special Conditions for Changes in Capital.    None.

C. Material contracts.

Set forth below is a list of each material contract, other than contracts entered into in the ordinary course of business, to which Telesat Canada and its subsidiaries is a party, for the two years immediately preceding publication of this Annual Report:

•        Indenture, dated October 11, 2019, with respect to Telesat Canada’s 6.500% Senior Notes due 2027, among Telesat Canada, Telesat LLC, as co-issuer, the guarantors party thereto and The Bank of New York Mellon, as Trustee.

•        Indenture, dated December 6, 2019, with respect to Telesat Canada’s 4.875% Senior Secured Notes due 2027, among Telesat Canada, Telesat LLC, as co-issuer, the guarantors party thereto and The Bank of New York Mellon, as Trustee.

•        Amendment No. 5 dated April 26, 2018 to the Credit Agreement, dated as of March 28, 2012, as amended by Amendment No. 1 on April 2, 2013, as further amended by Amendment No. 2 on November 17, 2016, as further amended by Amendment No. 3 on December 19, 2016, and as further amended by Amendment No. 4 on February 1, 2017, by and among Telesat Canada, Telesat LLC, the guarantors party thereto, the lenders party thereto and JP Morgan Chase Bank, N.A., as administrative agent, collateral agent, swingline lender and L/C Issuer.

•        Amendment No. 6 dated December 6, 2019 to the Credit Agreement, dated as of March 28, 2012, as amended by Amendment No. 1 on April 2, 2013, as further amended by Amendment No. 2 on November 17, 2016, as further amended by Amendment No. 3 on December 19, 2016, as further amended by Amendment No. 4 on February 1, 2017, and as further amended by Amendment No. 5 on April 26, 2018, by and among Telesat Canada, Telesat LLC, the guarantors party thereto, the lenders party thereto and JP Morgan Chase Bank, N.A., as administrative agent, collateral agent, swingline lender and L/C Issuer.

D. Exchange controls.

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or Canadian exchange restrictions affecting the remittance of dividends, interest, royalties or similar payments to non-resident holders of our securities. However, any such remittance to a non-resident of Canada may be subject to a withholding tax pursuant to the Income Tax Act (Canada).

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

Item 15.     Controls and Procedures

Evaluation of Disclosure Controls and Procedures

“Disclosure controls and procedures”, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities and Exchange Act of 1934, as amended (“Exchange Act”), are designed to provide reasonable assurance that information required to be disclosed is accumulated and communicated to management in a timely manner. As of December 31, 2019, Telesat conducted an evaluation under the supervision and with the participation of its management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of its disclosure controls and procedures. Based on this evaluation, Telesat’s Chief Executive Officer and Chief Financial Officer concluded that Telesat’s disclosure controls and procedures were effective as of December 31, 2019 to provide reasonable assurance that information required to be disclosed by it in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

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

An evaluation of the effectiveness of Telesat’s internal control over financial reporting was conducted by Telesat’s management, under the supervision and with the participation of Telesat’s Chief Executive Officer and Chief Financial Officer, based on the framework set forth in the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. Based on this evaluation, Telesat’s Chief Executive Officer and Chief Financial Officer have concluded that Telesat’s internal control over financial reporting was effective as of December 31, 2019.

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

Item 16B.      Code of Ethics

Telesat Canada has adopted a written code of ethics that applies to all of its employees. A copy of the Code of Business Conduct is available, free of charge, on Telesat Canada’s website located at www.telesat.com. If any amendments are made to this Code of Business Conduct other than technical, administrative, or other non-substantive amendments, or if any waivers, including implicit waivers, from a provision of this Code of Business Conduct are granted to Telesat Canada’s Chief Executive Officer, Chief Financial Officer or other finance executives, Telesat Canada will disclose the nature of the amendment or waiver, its effective date and to whom it applies on its website or in a report on Form 6-K or other similar form filed with the SEC. There were no material amendments to, or waivers of, the Code of Business Conduct during our fiscal year ended December 31, 2019.

Item 16C.      Principal Accountant Fees and Services

Deloitte LLP (“Deloitte”) acted as the principal independent registered public accounting firm for Telesat Canada for the years ended December 31, 2019 and December 31, 2018. Set forth below is a breakdown of fees for services rendered during those years.

	Years ended December 31,
(In thousands of Canadian dollars)	2019	2018
Audit fees	$911	$989
Audit related fees	326	54
Tax fees	181	139
All other fees	4	3
Total	$1,422	$1,185

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

Audit Fees

Audit fees were for professional services rendered by Deloitte for the audit of our annual financial statements and for the reviews of our quarterly financial statements for the years ended December 31, 2019 and 2018.

Audit Related Fees

The 2019 audit related fees related to the assurance and related services associated with the preparations of the offering memorandum for our 6.5% Senior Notes and our 4.875% Senior Secured Notes as well as other assurance and related services during the year. The audit related fees also include fees for the audits of our pension plans and for other miscellaneous audits.

Tax Fees

The 2019 and 2018 tax fees include amounts related to Scientific Research & Experimental Development tax credit services.

All Other Fees

The 2019 and 2018 other fees related to access to on-line accounting research services.

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
2.1

Indenture, dated October 11, 2019, with respect to Telesat Canada’s 6.500% Senior Notes due 2027, among Telesat Canada, Telesat LLC, as co-issuer, the guarantors party thereto and The Bank of New York Mellon, as Trustee(17)

2.2

Indenture, dated December 6, 2019, with respect to Telesat Canada’s 4.875% Senior Secured Notes due 2027, among Telesat Canada, Telesat LLC, as co-issuer, the guarantors party thereto and The Bank of New York Mellon, as Trustee(18)

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

Exhibit No.	Description
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

4.17	Grant Agreement, dated as of November 28, 2018, by and among Telesat Canada, Loral Space & Communications Inc., the Public Sector Pension Investment Board, 4440480 Canada Inc. and Daniel Goldberg(15)
4.18	Grant Agreement, dated as of March 18, 2019, by and among Telesat Canada, Loral Space & Communications Inc., the Public Sector Pension Investment Board, 4440480 Canada Inc. and Michael C. Schwartz(19)
4.19

Credit Agreement, dated as of March 28, 2012, by and among Telesat Holdings, Inc., Telesat Canada, Telesat LLC, the guarantors party thereto, JP Morgan Chase Bank, N.A., as administrative agent, and the other lenders party thereto(6)

4.20

Amendment No. 1, dated as of April 2, 2013, to the Credit Agreement dated as of March 28, 2012, by and among Telesat Holdings Inc., Telesat Canada, Telesat LLC, the guarantors party thereto, JP Morgan Chase Bank, N.A., as administrative agent, and the other lenders party thereto(7)

4.21

Amendment No. 2, dated as of November 17, 2016, to the Credit Agreement dated as of March 28, 2012, as amended by Amendment No. 1 on April 2, 2013 by and among Telesat Holdings Inc., Telesat Canada, Telesat LLC, the guarantors party thereto, the lenders party thereto and JP Morgan Chase Bank, N.A., as administrative agent, collateral agent, swingline lender and L/C Issuer.(11)

4.22

Amendment No. 3 dated December 19, 2016 to the Credit Agreement, dated as of March 28, 2012, as amended by Amendment No. 1 on April 2, 2013, as further amended by Amendment No. 2 on November 17, 2016, by and among Telesat Canada, Telesat LLC, the guarantors party thereto, the lenders party thereto and JP Morgan Chase Bank, N.A., as administrative agent, collateral agent, swingline lender and L/C Issuer.(12)

4.23

Amendment No. 4 dated February 1, 2017 to the Credit Agreement, dated as of March 28, 2012, as amended by Amendment No. 1 on April 2, 2013, as further amended by Amendment No. 2 on November 17, 2016, and as further amended by Amendment No. 3 on December 19, 2016, by and among Telesat Canada, Telesat LLC, the guarantors party thereto, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent, collateral agent, swingline lender and L/C Issuer.(12)

4.24

Amendment No. 5 dated April 26, 2018 to the Credit Agreement, dated as of March 28, 2012, as amended by Amendment No. 1 on April 2, 2013, as further amended by Amendment No. 2 on November 17, 2016, as further amended by Amendment No. 3 on December 19, 2016, and as further amended by Amendment No. 4 on February 1,2017, by and among Telesat Canada, Telesat LLC, the guarantors party thereto, the lenders party thereto and JP Morgan Chase Bank, N.A., as administrative agent, collateral agent, swingline lender and L/C Issuer.(16)

4.25

Amendment No. 6 dated December 6, 2019 to the Credit Agreement, dated as of March 28, 2012, as amended by Amendment No. 1 on April 2, 2013, as further amended by Amendment No. 2 on November 17, 2016, as further amended by Amendment No. 3 on December 19, 2016, as further amended by Amendment No. 4 on February 1, 2017, and as further amended by Amendment No. 5 on April 26, 2018, by and among Telesat Canada, Telesat LLC, the guarantors party thereto, the lenders party thereto and JP Morgan Chase Bank, N.A., as administrative agent, collateral agent, swingline lender and L/C Issuer(18)

4.26	Share Purchase Agreement among 4363213 Canada Inc., BCE Inc. and Telesat Canada dated December 16, 2006(1)

Exhibit No.	Description
4.27	Space Segment Assignment and Assumption Agreement, dated as of March 1, 2011, by and among Telesat IOM Limited and Loral Space & Communications Inc.(4)
4.28	Gateway Facilities Assignment and Assumption Agreement, dated as of March 1, 2011, by and among Telesat Canada, Loral Space & Communications Inc. and Loral Canadian Gateway Corporation(4)
4.29	Barrett Assignment Agreement, dated as of March 1, 2011, by and among Telesat (IOM) Limited and Loral Space & Communications Inc.(4)
4.30	Guarantee Novation Agreement, dated as of August 3, 2012, by and among Loral Space & Communications Inc., MacDonald, Dettwiler and Associates Ltd. and Telesat Canada(8)
8.1*	List of Subsidiaries
12.1*	Section 302 Certification of Chief Executive Officer
12.2*	Section 302 Certification of Chief Financial Officer
13.1*	Section 906 Certification of Chief Executive Officer
13.2*	Section 906 Certification of Chief Financial Officer

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

(13)    Incorporated by reference from the Annual Report on Form 20-F of Telesat Canada filed on March 2, 2017.

(14)    Incorporated by reference from the Current Report on Form 8-K of Loral Space & Communications Inc. filed on September 6, 2018.

(15)    Incorporated by reference from the Current Report on Form 8-K of Loral Space & Communications Inc. filed on November 29, 2018.

(16)    Incorporated by reference from the Report of Foreign Issuer on Form 6-K of Telesat Canada filed on April 26, 2018.

(17)    Incorporated by reference from the Report of Foreign Issuer on Form 6-K of Telesat Canada filed on October 11, 2019.

(18)    Incorporated by reference from the Report of Foreign Issuer on Form 6-K of Telesat Canada filed on December 11, 2019.

(19)    Incorporated by reference from the Quarterly Report on Form 10-Q of Loral Space & Communications Inc. filed on November 12, 2019.

*        Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Telesat Canada

/s/ Daniel S. Goldberg
Name:	Daniel S. Goldberg
Title:	President and Chief Executive Officer

Date: February 27, 2020

Telesat Canada

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Telesat Canada

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Telesat Canada and subsidiaries (the “Company”) as of December 31, 2019 and 2018, the related consolidated statements of income (loss), statements of comprehensive income (loss), statements of changes in shareholders’ equity, and statements of cash flows, for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and its financial performance and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Change in Accounting Principle

As discussed in Note 3 to the financial statements, effective January 1, 2019, the Company has changed its method of accounting for leases due to the adoption of IFRS 16, Leases.

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

February 26, 2020

We have served as the Company’s auditor since 1993.

Telesat Canada

Consolidated Statements of Income (Loss)
For the years ended December 31

(in thousands of Canadian dollars)	Notes	2019	2018	2017
Revenue	6	$910,893	$902,932	$927,407
Operating expenses	7	(165,499)	(185,827)	(187,687)
		745,394	717,105	739,720
Depreciation		(242,966)	(224,851)	(221,058)
Amortization		(23,277)	(24,305)	(26,330)
Other operating (losses) gains, net	8	(862)	743	5,902
Operating income		478,289	468,692	498,234
Interest expense	9	(258,261)	(237,786)	(200,144)
Loss on refinancing	24	(151,919)	—	—
Interest and other income		20,043	16,498	3,004
(Loss) gain on changes in fair value of financial instruments		(49,672)	(18,205)	60,306
Gain (loss) on foreign exchange		163,840	(259,079)	223,898
Income (loss) before tax		202,320	(29,880)	585,298
Tax expense	10	(15,122)	(61,056)	(80,245)
Net income (loss)		$187,198	$(90,936)	$505,053

See accompanying notes to the consolidated financial statements

Telesat Canada

Consolidated Statements of Comprehensive Income (Loss)
For the years ended December 31

(in thousands of Canadian dollars)	Notes	2019	2018	2017
Net income (loss)		$187,198	$(90,936)	$505,053
Other comprehensive (loss) income
Items that may be reclassified into profit or loss
Foreign currency translation adjustments		(50,465)	44,459	(48,563)
Items that will not be reclassified into profit or loss
Actuarial gains (losses) on employee benefit plans	30	1,134	7,755	(5,171)
Tax (expense) recovery		(403)	(2,031)	673
Other comprehensive (loss) income		(49,734)	50,183	(53,061)
Total comprehensive income (loss)		$137,464	$(40,753)	$451,992

See accompanying notes to the consolidated financial statements

Telesat Canada

Consolidated Statements of Changes in Shareholders’ Equity

(in thousands of Canadian dollars)	Notes	Common shares	Preferred shares	Total share capital	Accumulated earnings	Equity- settled employee benefits reserve	Foreign currency translation reserve	Total reserves	Total shareholders’ equity
Balance as at January 1, 2017		$340,602	$318,133	$658,735	$467,863	$28,698	$38,745	$67,443	$1,194,041
Net income		—	—	—	505,053	—	—	—	505,053
Dividends declared on Director Voting Preferred shares	25	—	—	—	(10)	—	—	—	(10)
Return of capital	25	(314,022)	(192,113)	(506,135)	—	—	—	—	(506,135)
Issuance of share capital on stock option exercise	25	—	82	82	—	(5)	—	(5)	77
Other comprehensive loss, net of tax recovery of $673		—	—	—	(4,498)	—	(48,563)	(48,563)	(53,061)
Share-based compensation	29	—	—	—	—	2,856	—	2,856	2,856
Balance as at December 31, 2017		$26,580	$126,102	$152,682	$968,408	$31,549	$(9,818)	$21,731	$1,142,821
Balance as at January 1, 2018		$26,580	$126,102	$152,682	$968,408	$31,549	$(9,818)	$21,731	$1,142,821
Net loss		—	—	—	(90,936)	—	—	—	(90,936)
Issuance of share capital on exercise of stock appreciation rights	25	—	1,024	1,024	(1,079)	(339)	—	(339)	(394)
Cumulative effect adjustment		—	—	—	(38,516)	—	322	322	(38,194)
Other comprehensive income, net of tax expense of $2,031		—	—	—	5,724	—	44,459	44,459	50,183
Share-based compensation	29	—	—	—	—	29,505	—	29,505	29,505
Balance as at December 31, 2018		$26,580	$127,126	$153,706	$843,601	$60,715	$34,963	$95,678	$1,092,985
Balance as at January 1, 2019		$26,580	$127,126	$153,706	$843,601	$60,715	$34,963	$95,678	$1,092,985
Net income		—	—	—	187,198	—	—	—	187,198
Dividends declared on Director Voting Preferred shares	25	—	—	—	(20)	—	—	—	(20)
Issuance of share capital on exercise of stock appreciation rights	25	—	385	385	(455)	(144)	—	(144)	(214)
Issuance of share capital on settlement of restricted share units	25	—	804	804	—	(1,729)	—	(1,729)	(925)
Other comprehensive income (loss), net of tax expense of $403		—	—	—	731	—	(50,465)	(50,465)	(49,734)
Share-based compensation	29	—	—	—	—	16,035	—	16,035	16,035
Balance as at December 31, 2019		$26,580	$128,315	$154,895	$1,031,055	$74,877	$(15,502)	$59,375	$1,245,325

See accompanying notes to the consolidated financial statements

Telesat Canada

Consolidated Balance Sheets

(in thousands of Canadian dollars)	Notes	December 31, 2019	December 31, 2018
Assets
Cash and cash equivalents	31	$1,027,222	$768,433
Trade and other receivables	11	64,062	45,631
Other current financial assets	12	210	18,779
Prepaid expenses and other current assets	13	43,724	16,381
Total current assets		1,135,218	849,224
Satellites, property and other equipment	6, 16	1,458,933	1,703,039
Deferred tax assets	10	12,412	10,799
Other long-term financial assets	14	57,730	55,755
Other long-term assets	6, 15	8,264	7,912
Intangible assets	6, 17	802,791	811,154
Goodwill	18	2,446,603	2,446,603
Total assets		$5,921,951	$5,884,486

Liabilities
Trade and other payables	19	$26,247	$30,659
Other current financial liabilities	20	38,281	26,386
Other current liabilities	21	72,315	113,289
Current indebtedness	24	24,408	7,888
Total current liabilities		161,251	178,222
Long-term indebtedness	24	3,688,391	3,716,340
Deferred tax liabilities	10	348,762	406,900
Other long-term financial liabilities	22	42,511	54,521
Other long-term liabilities	23	435,711	435,518
Total liabilities		4,676,626	4,791,501

Shareholders’ Equity
Share capital	25	154,895	153,706
Accumulated earnings		1,031,055	843,601
Reserves		59,375	95,678
Total shareholders’ equity		1,245,325	1,092,985
Total liabilities and shareholders’ equity		$5,921,951	$5,884,486

See accompanying notes to the consolidated financial statements

Telesat Canada

Consolidated Statements of Cash Flows
For the years ended December 31

(in thousands of Canadian dollars)	Notes	2019	2018	2017
Cash flows from operating activities
Net income (loss)		$187,198	$(90,936)	$505,053
Adjustments to reconcile net income (loss) to cash flows from operating activities
Depreciation		242,966	224,851	221,058
Amortization		23,277	24,305	26,330
Tax expense		15,122	61,056	80,245
Interest expense		258,261	237,786	200,144
Interest income		(20,268)	(12,415)	(6,024)
(Gain) loss on foreign exchange		(163,840)	259,079	(223,898)
Loss (gain) on changes in fair value of financial instruments		49,672	18,205	(60,306)
Share-based compensation	29	16,035	29,505	2,856
Loss on disposal of assets	8	862	353	269
Loss on refinancing	24	151,919	—	—
Other		(100,078)	(91,580)	(49,040)
Income taxes paid, net of income taxes received	31	(95,455)	(106,308)	(62,991)
Interest paid, net of capitalized interest and interest received	31	(176,112)	(176,417)	(195,248)
Operating assets and liabilities	31	(13,942)	88,813	48,252
Net cash from operating activities		375,617	466,297	486,700
Cash flows used in investing activities
Satellite programs, including capitalized interest		(3,668)	(67,387)	(135,986)
Purchase of property and other equipment		(8,345)	(15,997)	(10,616)
Purchase of intangible assets		(27,597)	(19,923)	(18,011)
Net cash used in investing activities		(39,610)	(103,307)	(164,613)
Cash flows used in financing activities
Repayment of indebtedness	31	(3,743,465)	(94,951)	(31,620)
Proceeds from indebtedness	31	3,786,082	—	—
Payment of early redemption premium	24	(43,940)	—	—
Payment of debt issue costs	31	(28,082)	(10,190)	(42,867)
Return of capital to shareholders	25	—	—	(506,135)
Payments of principal on lease liabilities	31	(1,252)	(29)	(30)
Satellite performance incentive payments	31	(9,644)	(9,037)	(8,436)
Settlement of derivatives		—	—	207
Proceeds from exercise of stock options		—	—	77
Dividends paid on Director Voting preferred shares	25	(20)	—	(10)
Net cash used in financing activities		(40,321)	(114,207)	(588,814)

Effect of changes in exchange rates on cash and cash equivalents		(36,897)	40,605	(36,634)

Increase (decrease) in cash and cash equivalents		258,789	289,388	(303,361)
Cash and cash equivalents, beginning of year		768,433	479,045	782,406
Cash and cash equivalents, end of year	31	$1,027,222	$768,433	$479,045

See accompanying notes to the consolidated financial statements

Telesat Canada

Notes to the 2019 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

1. BACKGROUND OF THE COMPANY

Telesat Canada (the “Company” or “Telesat”) is a Canadian corporation. Telesat is a leading global satellite operator providing reliable and secure satellite-delivered communication solutions worldwide to broadcast, telecom, corporate and government customers. Headquartered in Ottawa, Canada, the Company’s state-of-the-art fleet consists of 16 geostationary satellites and the Canadian payload on ViaSat-1. In 2018, an additional satellite was launched into low earth orbit (“LEO”) as part of Telesat’s plans to deploy an advanced, global LEO constellation.

As at December 31, 2019, Loral Space and Communications Inc. (“Loral”) and Canada’s Public Sector Pension Investment Board (“PSP Investments”) indirectly held economic interests in Telesat of approximately 63% and 36%, respectively, with the remaining economic interest held by various individuals. Loral indirectly held a voting interest of 33% on all matters including the election of directors. PSP Investments indirectly held a voting interest of 67% on all matters except for the election of directors, and a 29% voting interest for the election of directors. The remaining voting interest of 38% for the election of directors is held by shareholders of the Company’s Director Voting Preferred Shares.

Unless the context states or requires otherwise, references herein to the “financial statements” or similar terms refer to the audited consolidated financial statements of Telesat Canada.

On February 26, 2020, these financial statements were approved by the Audit Committee of the Board of Directors and authorized for issue.

2. BASIS OF PRESENTATION

Statement of Compliance

The consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). With the exception of the changes in accounting policies outlined in Note 3, and those identified in Note 3 of the December 31, 2018 consolidated financial statements of Telesat Canada, the accounting policies described in Note 4 were consistently applied to all the years presented.

Basis of Consolidation

Subsidiaries

These consolidated financial statements include the results of the Company and subsidiaries controlled by the Company. Control is achieved when the Company has power over an entity, has exposure, or rights to variable returns from its involvement with an entity, and has the ability to use the power over an entity to affect the amount of its return. The most significant subsidiaries are listed in Note 33.

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

Telesat Canada

Notes to the 2019 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

3. CHANGES IN ACCOUNTING POLICIES

Leases

The Company has adopted IFRS 16, Leases (“IFRS 16”) with a date of initial adoption of January 1, 2019. The standard provides a single lease accounting model, requiring the recognition of a right-of-use asset and lease liability, except in limited circumstances.

The Company has chosen to measure the initial right-of-use asset at an amount equal to the lease liability as at January 1, 2019, adjusted for any prepayments made or any accrued lease payments. Each individual lease liability is initially measured at the present value of the lease payments over the remaining lease term, discounted using the Company’s incremental borrowing rate as at January 1, 2019 for that lease.

The weighted average incremental borrowing rate applied to lease liabilities recognized on the balance sheet as at January 1, 2019 was 4.65%.

The Company has elected to adopt IFRS 16 using a modified retrospective approach with the cumulative effect of initially applying the standard being recorded on the balance sheet. The comparative information has not been restated and continues to be reported under the accounting standards in effect in those periods.

The Company has elected to not recognize a right-of-use asset or lease liability for any lease that has a lease term of 12 months or less. The payments associated with these agreements are recognized as an operating expense on a straight-line basis over the lease term.

The following practical expedients have been elected:

•        The Company has elected to grandfather the determination as to whether a transaction constituted a lease for all agreements entered into prior to January 1, 2019;

•        The Company has elected to not recognize a right-of-use asset or lease liability for leases for which the lease term ends within 12 months of the date of initial adoption;

•        The Company has elected to exclude initial direct costs from the measurement of the right-of-use asset at the date of initial application; and

•        The Company has elected, for property leases, not to separate the non-lease components from the lease components, and instead account for each lease and any associated non-lease components within the contract as a single lease component.

After the commencement date, the right-of-use assets are measured applying the cost model and depreciated to the earlier of the end of the useful life of the asset or the end of the lease term on a straight-line basis. The lease liability is subsequently measured by increasing the carrying amount to reflect the interest on the lease, using the effective interest method, and by reducing the carrying amount to reflect the lease payments made.

The main impacts of this standard relate to the recognition of right-of-use assets and lease liabilities resulting in an increase in satellites, property and other equipment, other current liabilities and other long-term liabilities. In addition, there were some decreases in other current financial assets, prepaid expenses and other current assets, other long-term financial assets and other long-term financial liabilities as a result of the implementation of IFRS 16. The impact as at January 1, 2019 has been summarized below in the Impact on Opening Balance Sheet.

Telesat Canada

Notes to the 2019 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

3. CHANGES IN ACCOUNTING POLICIES (cont.)

Impact on Opening Balance Sheet

The following table summarizes the increases (decreases) noted on the adoption of IFRS 16 on the balance sheet as at January 1, 2019.

Other current financial assets	$(27)
Prepaid expenses and other current assets	$(72)
Satellites, property and other equipment	$26,350
Other long-term financial assets	$(123)
Other current liabilities	$1,069
Other long-term financial liabilities	$(723)
Other long-term liabilities	$25,782

Reconciliation of commitments to lease liabilities

The reconciliation between the commitments disclosed in Note 31 of the December 31, 2018 financial statements and the lease liabilities recognized as at January 1, 2019 in the consolidated financial statements at that date is as follows:

Operating property leases	$33,837
Leases included in other operating commitments	376
Total leases included in Note 31 of the December 31, 2018 financial statements	$34,213

Discounted using the Company’s incremental borrowing rate	$23,844
Adjustments as a result of different treatments of extension and termination options	12,441
Leases not capitalized due to exemptions	(551)
Variable costs included in commitments and contingencies	(8,850)
Lease liabilities as at January 1, 2019	$26,884

Income taxes

IFRIC 23, Uncertainty over Income Taxes Treatments was issued by the IASB in June 2017. The interpretation clarifies how to apply the recognition and measurement requirements in IAS 12, Income Taxes when there is uncertainty over income tax treatments. This interpretation was adopted on January 1, 2019. The interpretation had no impact on the consolidated financial statements.

4. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared on an historical cost basis except for certain financial instruments which were measured at their fair values, as explained in the accounting policies below. Historical cost is based on the fair value of the consideration given or received in exchange for assets or liabilities.

Segment Reporting

The Company operates in a single operating segment, in which it provides satellite-based services to its broadcast, enterprise and consulting customers around the world. Operating segments are reported in a manner consistent with the internal reporting provided to the Company’s Chief Operating Decision Maker, who is the Company’s Chief Executive Officer. To be reported, a segment is usually based on quantitative thresholds but can also encompass qualitative factors management deems significant.

Telesat Canada

Notes to the 2019 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

4. SIGNIFICANT ACCOUNTING POLICIES (cont.)

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

Telesat Canada

Notes to the 2019 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

4. SIGNIFICANT ACCOUNTING POLICIES (cont.)

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

Leases

At the inception of a contract, the Company assesses whether a contract is, or contains, a lease based on whether or not the contract conveys the right to control the use of the asset for a period of time in exchange for consideration.

The Company recognizes a right-of-use asset and lease liability at the lease commencement date. The right-of-use asset is initially measured based on the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, less any lease incentives received. The right-of-use assets are depreciated to the earlier of the end of the useful life of the asset or the end of the lease term. Each individual lease liability is initially measured at the present value of the lease payments over the respective lease term, discounted using the Company’s incremental borrowing rate for that lease.

The lease term is the non-cancellable period determined for each of the leases considering the option to extend when it is reasonably certain that the Company will exercise the option or the option to terminate if it is reasonably certain that the Company will exercise the option.

Telesat Canada

Notes to the 2019 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

4. SIGNIFICANT ACCOUNTING POLICIES (cont.)

After the commencement date, the right-of-use assets are measured applying the cost model and depreciated to the earlier of the end of the useful life of the asset or the end of the lease term on a straight-line basis. The lease liability is subsequently measured by increasing the carrying amount to reflect the interest on the lease, using the effective interest method, and by reducing the carrying amount to reflect the lease payments made.

The lease liability is remeasured when there is a change in future lease payments, arising from a change in index or rate, or if there is a change in the assessment of whether the Company will exercise a purchase, extension or termination option. The amount of the remeasurement of the lease liability is also recognized as an adjustment to the right-of-use asset, or is recorded in the statement of income if the carrying amount of the right-of-use asset has been reduced to zero.

The Company has elected to not recognize a right-of-use asset or lease liability for any lease that has a lease term of 12 months or less. The payments associated with these agreements would be recognized as an operating expense on a straight-line basis over the lease term.

The Company has also elected the practical expedient, for property leases, not to separate the non-lease components from the lease components, and instead account for each lease and any associated non-lease components within the contract as a single lease component.

Government Grants

Government grants are recognized where there is a reasonable assurance that the grant will be received and the attached conditions will be complied with.

When the grant relates to an expense, the grant is recorded as a deduction to the related expense incurred over the same period.

When the grant relates to an asset, the grant is deducted from the carrying amount of the related asset as the grant is receivable.

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

Depreciation is calculated using the straight-line method over the respective estimated useful lives of the assets.

Below are the estimated useful lives in years of satellites, property and other equipment as at December 31, 2019.

Years
Satellites	12 to 15
Right-of-use assets	1 to 27
Property and other equipment	3 to 30

Construction in progress is not depreciated as depreciation only commences when the asset is ready for its intended use. For satellites, depreciation commences on the day the satellite becomes available for service.

Telesat Canada

Notes to the 2019 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

4. SIGNIFICANT ACCOUNTING POLICIES (cont.)

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

Impairment of Long-Lived Assets

Tangible fixed assets and finite life intangible assets are assessed for impairment on an annual basis or more frequently when events or changes in circumstances indicate that the carrying value of an asset exceeds the recoverable amount. Tangible fixed assets and finite life intangible assets are also assessed for indicators of impairment or impairment reversals at each reporting period.

In cases where there are indicators of impairment, the recoverable amount of the asset, which is the higher of its fair value less costs of disposal and its value in use, is determined. If it is not possible to measure the recoverable amount for a particular asset, the Company determines the recoverable amount of the cash generating unit (“CGU”) with which it is associated. A CGU is the smallest identifiable group of assets that generates cash inflows which are largely independent of the cash inflows from other assets or groups of assets.

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

Telesat Canada

Notes to the 2019 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

4. SIGNIFICANT ACCOUNTING POLICIES (cont.)

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

Below are the estimated useful lives in years of the finite life intangible assets as at December 31, 2019.

Years
Revenue backlog	17
Customer relationships	6 to 21
Customer contracts	15
Concession rights	5 to 15
Transponder rights	16
Patents	18

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

Telesat Canada

Notes to the 2019 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

4. SIGNIFICANT ACCOUNTING POLICIES (cont.)

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

Telesat Canada

Notes to the 2019 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

4. SIGNIFICANT ACCOUNTING POLICIES (cont.)

The relief from royalties method is comprised of two major steps:

i)       a determination of the hypothetical royalty rate; and

ii)      the subsequent application of the royalty rate to projected revenue.

In determining the hypothetical royalty rate in the relief from royalties method, the Company considered comparable license agreements, operating earnings benchmarks, an excess earnings analysis to determine aggregate intangible asset earnings, and other qualitative factors. The key assumptions used include the royalty, tax and discount rates.

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

The following accounting policies apply to the subsequent measurement of the Company’s financial assets:

•                Amortized cost:    The financial assets are subsequently measured at amortized cost in accordance with the effective interest method. The amortized cost is reduced by any impairment losses; and

•                FVTPL:    These financial assets are subsequently measured at fair value with changes in fair value recorded in the consolidated statement of income (loss) as part of (loss) gain on changes in fair value of financial instruments.

Telesat Canada

Notes to the 2019 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

4. SIGNIFICANT ACCOUNTING POLICIES (cont.)

Financial liabilities are initially measured at fair value. Financial liabilities are classified as amortized cost or FVTPL. Financial liabilities that are classified as amortized cost are measured and recorded at amortized cost in accordance with the effective interest method. Financial liabilities classified as FVTPL are subsequently measured at fair value with changes in fair value recorded in the consolidated statement of income (loss) as part of the (loss) gain on changes in fair value of financial instruments.

The Company has used derivative financial instruments to manage its exposure to foreign exchange risk associated with debt denominated in foreign currencies, as well as to reduce its exposure to interest rate risk associated with debt. Currently, the Company does not designate any of its derivative financial instruments as hedging instruments for accounting purposes. All realized and unrealized gains and losses on these derivative financial instruments are recorded in the consolidated statement of income (loss) as part of (loss) gain on changes in fair value of financial instruments.

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

Financing Costs

The debt issuance costs related to the Senior Secured Credit Facility, the 6.5% Senior Notes and the 4.875% Senior Secured Notes (and former senior secured credit facility and 8.875% Senior Notes) are included in current and long-term indebtedness and are amortized to interest expense using the effective interest method. All other debt issuance costs are accounted for as short-term and long-term deferred charges and are included in prepaid expenses and other current assets and other long-term assets. The deferred charges are amortized to interest expense on a straight-line basis over the term of the indebtedness to which they relate.

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

Telesat Canada

Notes to the 2019 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

4. SIGNIFICANT ACCOUNTING POLICIES (cont.)

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

The pension expense for 2019 was determined based on membership data as at December 31, 2017. The accrued benefit obligation as at December 31, 2019 was determined based on the membership data as at December 31, 2018, and extrapolated one year based on December 31, 2019 assumptions. For certain Canadian post-retirement benefits, the expense for 2019 was based on membership and eligibility data as at September 30, 2018 and the accrued benefit obligations as at December 31, 2019 was based on membership data as at September 30, 2018. The accrued benefit obligation for certain American post-retirement benefits as at December 31, 2019 was determined based on membership data as at January 1, 2019, and extrapolated, based on December 31, 2019 assumptions. The most recent valuation of the pension plans for funding purposes was as of December 31, 2018. Valuations will be performed for the pension plans as of December 31, 2019.

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

Telesat Canada

Notes to the 2019 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

4. SIGNIFICANT ACCOUNTING POLICIES (cont.)

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

Future Changes in Accounting Policies

The IASB periodically issues new and amended accounting standards. There are no new and amended standards determined to be applicable to Telesat.

Telesat Canada

Notes to the 2019 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

5. CRITICAL ACCOUNTING JUDGMENTS AND ESTIMATES

Critical judgments in applying accounting policies

The following are the critical judgments made in applying the Company’s accounting policies which have the most significant effect on the amounts reported in the financial statements:

Deferred Revenue

The Company’s accounting policy relating to deferred revenue is described in Note 4. Certain of the Company’s revenue agreements were noted to include a significant financing component. Judgment by management is required to determine the discount rate used in the significant financing component calculation.

Lease Liability

The Company’s accounting policy relating to leases is described in Note 4. Judgment by management is required in the determination of the likelihood that the lease renewal periods will be exercised as well as the determination of the incremental borrowing rate.

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

The accounting estimates and assumptions critical to the determination of the amounts reported in the financial statements were as follows:

Derivative financial instruments measured at fair value

Derivative financial assets and liabilities measured at fair value were $32.8 million and $7.9 million, respectively, as at December 31, 2019 (December 31, 2018 — $52.4 million and $5.6 million, respectively).

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

Telesat Canada

Notes to the 2019 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

5. CRITICAL ACCOUNTING JUDGMENTS AND ESTIMATES (cont.)

Impairment of goodwill

Goodwill represented $2,446.6 million of total assets as at December 31, 2019 and 2018. Determining whether goodwill is impaired using a quantitative approach requires an estimation of the Company’s value which requires management to estimate the future cash flows expected to arise from operations and to make assumptions regarding economic factors, tax rates and annual growth rates. Actual operating results and the related cash flows of the Company could differ from the estimates used for the impairment analysis.

Impairment of intangible assets

Intangible assets represented $802.8 million of total assets as at December 31, 2019 (December 31, 2018 — $811.2 million). Impairment of intangible assets is tested annually or more frequently if indicators of impairment or reversal of a prior impairment loss exist. If a quantitative impairment analysis is required, it would require the Company to estimate the future cash flows expected to arise from operations and to make assumptions regarding economic factors, discount rates, tax rates and annual growth rates. Significant judgments are made in establishing these assumptions. Actual operating results and the related cash flows of the Company could differ from the estimates used for the impairment analysis.

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

Income taxes

Management assesses the recoverability of deferred tax assets based upon an estimation of the Company’s projected taxable income using enacted or substantively enacted tax laws, and its ability to utilize future tax deductions before they expire. Actual results could differ from expectations.

Telesat Canada

Notes to the 2019 Consolidated Financial Statements
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

Revenue derived from the above services were as follows:

Years ended December 31,	2019	2018	2017
Broadcast	$444,478	$455,125	$472,751
Enterprise	444,732	428,226	430,343
Consulting and other	21,683	19,581	24,313
Revenue	$910,893	$902,932	$927,407

Equipment sales included within the various services were as follows:

Years ended December 31,	2019	2018	2017
Broadcast	$233	$315	$274
Enterprise	8,323	23,639	14,460
Consulting and other	—	—	389
Total equipment sales	$8,556	$23,954	$15,123

Geographic Information

Revenue by geographic regions was based on the point of origin of the revenue, which was the destination of the billing invoice, and was allocated as follows:

Years ended December 31,	2019	2018	2017
Canada	$395,235	$417,692	$415,575
United States	329,634	318,779	311,159
Europe, Middle East & Africa	50,911	61,317	80,532
Latin America & Caribbean	73,120	75,011	78,921
Asia & Australia	61,993	30,133	41,220
Revenue	$910,893	$902,932	$927,407

For disclosure purposes, the satellites and the intangible assets have been classified based on ownership. Satellites, property and other equipment and intangible assets by geographic regions were allocated as follows:

As at December 31,	2019	2018
Canada	$682,518	$821,449
Europe, Middle East & Africa	685,562	775,055
United States	88,360	103,567
All others	2,493	2,968
Satellites, property and other equipment	$1,458,933	$1,703,039

Telesat Canada

Notes to the 2019 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

6. SEGMENT INFORMATION (cont.)

As at December 31,	2019	2018
Canada	$733,880	$734,751
United States	39,395	41,935
Latin America & Caribbean	21,908	25,962
All others	7,608	8,506
Intangible assets	$802,791	$811,154

Other long-term assets by geographic regions were allocated as follows:

As at December 31,	2019	2018
Canada	$7,624	$6,925
Europe, Middle East & Africa	640	987
Other long-term assets	$8,264	$7,912

Goodwill was not allocated to geographic regions.

Major Customers

For the years ended December 31, 2019, 2018 and 2017, there were three significant customers each representing more than 10% of consolidated revenue.

7. OPERATING EXPENSES

Years ended December 31,	2019	2018	2017
Compensation and employee benefits(a)	$87,943	$98,350	$85,135
Other operating expenses(b)	40,332	45,596	42,895
Cost of sales(c)	37,224	41,881	59,657
Operating expenses	$165,499	$185,827	$187,687

(a)      Compensation and employee benefits included salaries, bonuses, commissions, post-employment benefits and charges arising from share-based compensation. The balance for the year ended December 31, 2019 included $1.0 million of expenses associated with a special payment to stock option holders, including associated benefit expenses (December 31, 2018 — $1.3 million, December 31, 2017 — $14.2 million).

(b)      Other operating expenses included general and administrative expenses, marketing expenses, in-orbit insurance expenses, professional fees and facility costs. The balance for year ended December 31, 2019 included $1.7 million of leases not capitalized due to exemptions and variable lease payments not included in the measurement of the leases liabilities.

(c)      Cost of sales included the cost of third-party satellite capacity, the cost of equipment sales and other costs directly attributable to fulfilling the Company’s obligations under customer contracts.

8. OTHER OPERATING (LOSSES) GAINS, NET

Years ended December 31,	2019	2018	2017
Insurance proceeds	$—	$—	$6,171
Loss on disposal of assets	(862)	(353)	(269)
Other	—	1,096	—
Other operating (losses) gains, net	$(862)	$743	$5,902

Telesat Canada

Notes to the 2019 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

9. INTEREST EXPENSE

Years ended December 31,	2019	2018	2017
Interest on indebtedness	$239,805	$231,015	$209,136
Interest on derivative instruments	(13,191)	(7,105)	3,071
Interest on satellite performance incentive payments	3,536	4,134	4,750
Interest on significant financing component	25,484	27,374	—
Interest on employee benefit plans (Note 30)	1,339	1,488	1,511
Interest on leases	1,288	—	—
Capitalized interest (Note 16)	—	(19,120)	(18,324)
Interest expense	$258,261	$237,786	$200,144

10. INCOME TAXES

Years ended December 31,	2019	2018	2017
Current tax expense	$71,202	$98,841	$111,510
Deferred tax recovery	(56,080)	(37,785)	(31,265)
Tax expense	$15,122	$61,056	$80,245

A reconciliation of the statutory income tax rate, which is a composite of Canadian federal and provincial rates, to the effective income tax rate was as follows:

Year ended December 31,	2019	2018	2017
Income (loss) before tax	$202,320	$(29,880)	$585,298
Multiplied by the statutory income tax rates	26.56%	26.59%	26.60%
	53,736	(7,945)	155,689
Income tax recorded at rates different from the Canadian tax rate	(13,017)	(10,823)	(9,833)
Permanent differences	(6,760)	50,458	(36,241)
Effect on deferred tax balances due to changes in income tax rates	(2,829)	(427)	(2,120)
Effect of temporary differences not recognized as deferred tax assets	(16,681)	35,416	(25,789)
Previously unrecognized tax losses and credits	—	(6,110)	—
Other	673	487	(1,461)
Tax expense	$15,122	$61,056	$80,245
Effective income tax rate	7.47%	(204.34)%	13.71%

The tax effects of temporary differences between the carrying amounts of assets and liabilities for accounting purposes and the amounts used for tax purposes are presented below:

As at December 31,	2019	2018
Deferred tax assets
Foreign tax credits	$5,710	$4,245
Corporate interest restriction	11,393	7,176
Financing charges	17,152	—
Unrealized foreign exchange losses	—	4,488
Deferred revenue	13,071	20,729
Loss carry forwards	29,351	22,316
Employee benefits	8,282	8,374
Other	2,209	1,794
Total deferred tax assets	$87,168	$69,122

Telesat Canada

Notes to the 2019 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

10. INCOME TAXES (cont.)

As at December 31,	2019	2018
Deferred tax liabilities
Capital assets	$(178,317)	$(215,248)
Intangible assets	(237,269)	(240,595)
Finance charges	—	(9,380)
Unrealized foreign exchange gains	(7,932)	—
Total deferred tax liabilities	$(423,518)	$(465,223)
Deferred tax liabilities, net	$(336,350)	$(396,101)

Deferred income tax assets of $12.4 million (December 31, 2018 — $10.8 million) on the balance sheet relate to the United Kingdom and Canada tax jurisdictions (December 31, 2018 — Brazil and United Kingdom tax jurisdictions).

Losses and tax credits

Foreign tax credit

The Company has recognized Canadian foreign tax credits of $3.5 million which may only be used to offset taxes payable. These credits are due to expire between 2020 to 2026.

The Company has United Kingdom foreign tax credits of $4.8 million which have no expiry. Of this amount, the Company expects to use $2.2 million to offset United Kingdom taxes payable and has therefore recognized a deferred tax asset of this amount.

Loss carry forwards

The Company has generated Canadian capital gains of $43.9 million during the year from the repayment of the U.S. dollar denominated indebtedness which were offset with the capital losses from prior years. As at December 31, 2019, the Company had Canadian capital losses carried forward of $600.2 million, with no expiration date, that can only be applied against capital gains. A deferred tax asset of $7.9 million has been recognized with respect to these losses to reflect the extent to which the Company expects to utilize the losses to offset unrealized capital gains as of December 31, 2019.

The Company has tax losses in the United Kingdom of $125.0 million that can be carried forward indefinitely but are subject to restrictions on their utilization. The United Kingdom legislation, introduced on April 1, 2017, restricts to a maximum of 50% the amount of profit that can be relieved with carried-forward losses. Notwithstanding, the Company will be entitled to a GBP 5.0 million annual allowance of unrestricted taxable income not subject to the 50% limitation. A deferred tax asset of $21.2 million has been recognized as the Company expects the tax losses to be utilized.

The Company also has tax losses carried forward of $2.2 million in Brazil which may be carried forward without any time limitation. However, the use of tax loss carry forwards is limited to 30% of taxable income generated in a carry forward year. No deferred tax asset has been recognized in respect of these losses. The Company also has Brazilian deductible temporary difference of $6.5 million for which no deferred tax asset has been recognized.

Interest restrictions

On April 1, 2017, the United Kingdom introduced new legislation concerning interest deductibility. The legislation introduces measures to restrict a group’s net interest deduction to an amount which is proportionate with the activities taxed in the United Kingdom, taking into account the amount the group borrows from third parties.

Telesat Canada

Notes to the 2019 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

10. INCOME TAXES (cont.)

Unused interest deductions may be applied against future taxable income and can be carried forward indefinitely. A deferred tax asset of $11.4 million has been recognized as the Company expects to deduct these amounts against future taxable income.

Investments in subsidiaries

As at December 31, 2019, the Company had temporary differences of $25.8 million associated with investments in subsidiaries for which no deferred tax liabilities have been recognized, as the Company is able to control the timing of the reversal of these temporary differences and it is not probable that these differences will reverse in the foreseeable future.

11. TRADE AND OTHER RECEIVABLES

As at December 31,	2019	2018
Trade receivables	$53,893	$44,358
Trade receivables due from related parties (Note 34)	—	28
Less: Allowance for doubtful accounts	(1,779)	(5,136)
Net trade receivables	52,114	39,250
Other receivables	11,948	6,381
Trade and other receivables	$64,062	$45,631

Allowance for doubtful accounts

The movement in the allowance for doubtful accounts was as follows:

Years ended December 31,	2019	2018
Allowance for doubtful accounts, beginning of year	$5,136	$2,662
Provisions for impaired receivables	604	73
Cumulative effect adjustment(1)	—	2,754
Receivables written off	(4,899)	(47)
Impact of foreign exchange	938	(306)
Allowance for doubtful accounts, end of year	$1,779	$5,136

(1)      On January 1, 2018, a reclassification of $2.8 million was made from trade receivables to allowance for doubtful accounts as a result of the implementation of IFRS 15. There was no impact on accumulated earnings as a result of this adjustment.

12. OTHER CURRENT FINANCIAL ASSETS

As at December 31,	2019	2018
Security deposits	$210	$147
Derivative assets (Note 28)	—	18,632
Other current financial assets	$210	$18,779

Telesat Canada

Notes to the 2019 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

13. PREPAID EXPENSES AND OTHER CURRENT ASSETS

As at December 31,	2019	2018
Prepaid expenses	$12,896	$2,909
Income tax recoverable	26,730	10,329
Inventory(a)	3,556	2,429
Deferred charges(b)	307	475
Other	235	239
Prepaid expenses and other current assets	$43,724	$16,381

(a)      As at December 31, 2019, inventory consisted of $1.4 million of finished goods (December 31, 2018 — $2.2 million) and $2.2 million of work in process (December 31, 2018 — $0.2 million). During the year, $7.0 million was recognized as cost of equipment sales and recorded as an operating expense (December 31, 2018 — $17.7 million, December 31, 2017 — $11.7 million).

(b)      Deferred charges included deferred financing charges relating to the Revolving Credit Facility (December 31, 2018 — former revolving credit facility).

14. OTHER LONG-TERM FINANCIAL ASSETS

As at December 31,	2019	2018
Long-term receivables	$18,932	$12,170
Security deposits	5,977	9,789
Derivative assets (Note 28)	32,821	33,796
Other long-term financial assets	$57,730	$55,755

15. OTHER LONG-TERM ASSETS

As at December 31,	2019	2018
Prepaid expenses	$640	$991
Deferred charges (Note 13)	1,039	753
Income tax recoverable	6,283	5,866
Other	302	302
Other long-term assets	$8,264	$7,912

Telesat Canada

Notes to the 2019 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

16. SATELLITES, PROPERTY AND OTHER EQUIPMENT

	Satellites	Property and other equipment	Right-of-use assets(2)	Assets under construction	Total
Cost as at January 1, 2018	$3,180,178	$239,220	$—	$376,965	$3,796,363
Additions	—	538	—	78,373	78,911
Cumulative effect adjustment(1)	(4,172)	—	—	3,134	(1,038)
Disposals/retirements	—	(3,622)	—	—	(3,622)
Reclassifications and transfers from assets under construction	448,216	17,229	—	(465,445)	—
Impact of foreign exchange	45,348	1,690	—	18,110	65,148
Cost as at December 31, 2018	3,669,570	255,055	—	11,137	3,935,762
Cumulative effect adjustment (Note 3)	—	(474)	26,732	—	26,258
Additions	—	797	2,798	7,843	11,438
Disposals/retirements	(77,322)	(7,306)	(104)	—	(84,732)
Reclassifications and transfers from assets under construction	—	7,652	—	(7,652)	—
Impact of foreign exchange	(39,133)	(1,486)	(285)	(153)	(41,057)
Cost as at December 31, 2019	$3,553,115	$254,238	$29,141	$11,175	$3,847,669
Accumulated depreciation and impairment as at January 1, 2018	$(1,857,192)	$(147,324)	$—	$—	$(2,004,516)
Depreciation	(209,987)	(14,864)	—	—	(224,851)
Cumulative effect adjustment(1)	1,433	—	—	—	1,433
Disposals/retirements	—	3,207	—	—	3,207
Impact of foreign exchange	(7,050)	(946)	—	—	(7,996)
Accumulated depreciation and impairment as at December 31, 2018	(2,072,796)	(159,927)	—	—	(2,232,723)
Cumulative effect adjustment (Note 3)	—	92	—	—	92
Depreciation	(225,675)	(14,890)	(2,401)	—	(242,966)
Disposals/retirements	77,322	6,379	—	—	83,701
Impact of foreign exchange	2,328	798	34	—	3,160
Accumulated depreciation and impairment as at December 31, 2019	$(2,218,821)	$(167,548)	$(2,367)	$—	$(2,388,736)
Net carrying values
As at December 31, 2018	$1,596,774	$95,128	$—	$11,137	$1,703,039
As at December 31, 2019	$1,334,294	$86,690	$26,774	$11,175	$1,458,933

(1)      A cumulative effect adjustment was recorded on January 1, 2018, as a result of the implementation of IFRS 15, Revenue from Contracts with Customers due to additional interest required to be capitalized as a result of a significant financing component existing on certain revenue agreements. Net of the accumulated depreciation adjusted on January 1, 2018, the impact on satellites, property and other equipment was an increase of $0.4 million.

(2)      Right-of-use assets consisted primarily of property leases.

Certain leases which were signed were not capitalized as at December 31, 2019. Based upon the assessed lease term, the expected undiscounted cash flows totaled $10.8 million.

Substantially all of the Company’s satellites, property and other equipment have been pledged as security as a requirement of the Company’s Senior Secured Credit Facilities and Senior Secured Notes as at December 31, 2019 (December 31, 2018 — former senior secured credit facilities) (Note 24).

Telesat Canada

Notes to the 2019 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

16. SATELLITES, PROPERTY AND OTHER EQUIPMENT (cont.)

Borrowing costs

For the year ended December 31, 2019 there were no borrowing costs capitalized (December 31, 2018 — $19.1 million, December 31, 2017 — $18.3 million). The average capitalization rate was 7% in 2018 and 5% in 2017. Of this balance, borrowing costs of $0.4 million and $1.2 million were capitalized to intangible assets for the years ended December 31, 2018 and 2017, respectively, with the remaining balance capitalized to satellites, property and other equipment.

Impairment

No impairment was recognized for the years ended December 31, 2019, 2018 and 2017.

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

17. INTANGIBLE ASSETS

The intangible assets are split between assets with finite and indefinite lives.

The indefinite life intangible assets are summarized below.

	Orbital slots	Trade name	Intellectual property	Total indefinite life intangible assets
Cost as at January 1, 2018	$606,743	$17,000	$25,738	$649,481
Additions	—	—	21,311	21,311
Disposals/retirements	—	—	—	—
Impact of foreign exchange	3,252	—	—	3,252
Cost as at December 31, 2018 and January 1, 2019	609,995	17,000	47,049	674,044
Additions(1)	—	—	20,137	20,137
Disposals/retirements	—	—	—	—
Impact of foreign exchange	(1,974)	—	(1,364)	(3,338)
Cost as at December 31, 2019	$608,021	$17,000	$65,822	$690,843
Accumulated impairment as at January 1, 2018	$(1,100)	$—	$—	$(1,100)
Impairment	—	—	—	—
Accumulated impairment as at December 31, 2018 and January 1, 2019	(1,100)	—	—	(1,100)
Impairment	—	—	—	—
Accumulated impairment as at December 31, 2019	$(1,100)	$—	$—	$(1,100)
Net carrying values
As at December 31, 2018	$608,895	$17,000	$47,049	$672,944
As at December 31, 2019	$606,921	$17,000	$65,822	$689,743

(1)      Additions for intellectual property are net of a reduction related to the government grant of $3.3 million.

Telesat Canada

Notes to the 2019 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

17. INTANGIBLE ASSETS (cont.)

The finite life intangible assets are summarized below.

	Revenue backlog	Customer relationships	Customer contracts	Transponder rights	Concession rights	Other	Total finite life intangible assets
Cost as at January 1, 2018	$235,635	$198,314	$23,142	$16,718	$35,590	$59	$509,458
Additions	—	—	—	—	36	—	36
Disposals/retirements	—	—	—	—	(94)	—	(94)
Impact of foreign exchange	320	413	—	—	(2,658)	—	(1,925)
Cost as at December 31, 2018 and January 1, 2019	235,955	198,727	23,142	16,718	32,874	59	507,475
Additions	—	—	—	—	162	—	162
Disposals/retirements	(11,051)	—	(10,284)	—	(290)	—	(21,625)
Impact of foreign exchange	(1,240)	(251)	—	—	(2,598)	—	(4,089)
Cost as at December 31, 2019	$223,664	$198,476	$12,858	$16,718	$30,148	$59	$481,923
Accumulated amortization and impairment as at January 1, 2018	$(199,423)	$(120,142)	$(9,225)	$(10,942)	$(5,079)	$(33)	$(344,844)
Amortization	(8,020)	(10,114)	(2,891)	(924)	(2,352)	(4)	(24,305)
Disposals/retirements	—	—	—	—	94	—	94
Impact of foreign exchange	(327)	(308)	—	—	425	—	(210)
Accumulated amortization and impairment as at December 31, 2018 and January 1, 2019	(207,770)	(130,564)	(12,116)	(11,866)	(6,912)	(37)	(369,265)
Amortization	(7,291)	(7,495)	(5,119)	(1,078)	(2,291)	(3)	(23,277)
Disposals/retirements	11,051	—	10,284	—	234	—	21,569
Impact of foreign exchange	1,227	142	—	—	729	—	2,098
Accumulated amortization and impairment as at December 31, 2019	$(202,783)	$(137,917)	$(6,951)	$(12,944)	$(8,240)	$(40)	$(368,875)
Net carrying values
As at December 31, 2018	$28,185	$68,163	$11,026	$4,852	$25,962	$22	$138,210
As at December 31, 2019	$20,881	$60,559	$5,907	$3,774	$21,908	$19	$113,048

The total combined indefinite and finite life intangible assets are summarized below.

	As at December 31, 2019			As at December 31, 2018
	Cost	Accumulated amortization and impairment	Net carrying value	Cost	Accumulated amortization and impairment	Net carrying value
Indefinite life intangibles	$690,843	$(1,100)	$689,743	$674,044	$(1,100)	$672,944
Finite life intangibles	481,923	(368,875)	113,048	507,475	(369,265)	138,210
Total intangibles	$1,172,766	$(369,975)	$802,791	$1,181,519	$(370,365)	$811,154

Telesat Canada

Notes to the 2019 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

17. INTANGIBLE ASSETS (cont.)

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

The following are the remaining useful lives of the intangible assets:

Years
Revenue backlog	5
Customer relationships	1 to 9
Customer contracts	7
Transponder rights	3
Concession rights	1 to 11
Patent	6

All of the Company’s intangible assets, excluding the intangible assets held in an unrestricted subsidiary, have been pledged as security as a requirement of the Company’s Senior Secured Credit Facilities and Senior Secured Notes as at December 31, 2019 (December 31, 2018 — former senior secured credit facilities) (Note 24).

Impairment

Finite life intangible assets are assessed for impairment at the Company’s CGU level. Indefinite life intangible assets are tested for impairment at the individual asset level. The annual impairment tests for these assets were performed in the fourth quarters of 2019, 2018 and 2017 in accordance with the policy described in Note 4.

No impairment loss was recognized in the years ended December 31, 2019, 2018 and 2017.

In 2019, the recoverable amount, for indefinite life intangible assets using the income approach, which is equal to the value in use, was calculated using the discount rate of 8.5%.

For 2017, the recoverable amount, for indefinite life intangible assets valued using the income approach, which is equal to the fair value less costs of disposal, was calculated using the discount rate of 10%.

In 2018, after performing the qualitative assessment, the Company concluded that it is remote that the fair value is less than the carrying amount. Therefore, the quantitative impairment test was not required.

Some of the more sensitive assumptions used in the quantitative analysis, including the forecasted cash flows and the discount rate, could have yielded different estimates of the recoverable amount. Actual operating results and the related cash flows of the Company could differ from the estimated operating results and related cash flows used in the impairment analysis, and had different estimates been used, it could have resulted in a different fair value.

Telesat Canada

Notes to the 2019 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

18. GOODWILL

The Company carries goodwill at its cost of $2,446.6 million with no accumulated impairment losses since acquisition.

Impairment

Goodwill is tested for impairment at the entity level because that represents the lowest level at which goodwill supports the Company’s operations and is monitored internally. The annual impairment test on goodwill was performed in the fourth quarters of 2019, 2018, and 2017 in accordance with the policy described in Note 4.

In 2019 and 2017, a quantitative assessment of goodwill was performed. The Company’s recoverable amount exceeded the carrying value therefore, no impairment was recognized.

The most significant assumptions used in the quantitative impairment test for 2019 and 2017 were as follows:

•        Market multiples;

•        Discount rate; and

•        Terminal year growth rate.

Some of the more sensitive assumptions used in the quantitative analysis, including the forecasted cash flows, discount rate and market multiples, could have yielded different estimates of the recoverable amount. Actual operating results and the related cash flows of the Company could differ from the estimated operating results and related cash flows used in the impairment analysis, and had different estimates been used, it could have resulted in a different fair value.

In 2018, after performing the qualitative assessment of goodwill, the Company concluded that it is remote that the fair value is less than the carrying amount. Therefore, the quantitative goodwill impairment test was not required.

19. TRADE AND OTHER PAYABLES

As at December 31,	2019	2018
Trade payables	$4,561	$3,609
Other payables and accrued liabilities(a)	21,686	27,050
Trade and other payables	$26,247	$30,659

(a)      Other payables and accrued liabilities included payables that are not trade in nature as well as various operating and capital accruals.

20. OTHER CURRENT FINANCIAL LIABILITIES

As at December 31,	2019	2018
Derivative liabilities (Note 28)	$3,206	$6
Security deposits	1,277	1,913
Satellite performance incentive payments	9,608	11,645
Interest payable(a)	20,563	8,584
Other	3,627	4,238
Other current financial liabilities	$38,281	$26,386

(a)      Interest payable included interest payable on indebtedness, satellite performance incentive payments, and other current financial liabilities.

Telesat Canada

Notes to the 2019 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

21. OTHER CURRENT LIABILITIES

As at December 31,	2019	2018
Deferred revenue (Note 23)	$65,704	$102,645
Decommissioning liabilities (Note 23)	826	1,068
Uncertain tax positions	1,315	1,315
Income taxes payable	118	4,231
Lease liabilities (Note 23)	1,866	—
Other	2,486	4,030
Other current liabilities	$72,315	$113,289

22. OTHER LONG-TERM FINANCIAL LIABILITIES

As at December 31,	2019	2018
Derivative liabilities (Note 28)	$4,710	$5,627
Security deposits	458	346
Satellite performance incentive payments	37,343	47,268
Other	—	1,280
Other long-term financial liabilities	$42,511	$54,521

23. OTHER LONG-TERM LIABILITIES

As at December 31,	2019	2018
Deferred revenue(b)	$374,642	$400,725
Accrued benefit liabilities (Note 30)	32,074	32,235
Uncertain tax positions	175	175
Decommissioning liabilities(a)	2,104	2,043
Lease liabilities(c)	26,716	340
Other long-term liabilities	$435,711	$435,518

(a)      The current and long-term decommissioning liabilities on property and equipment were $2.9 million (December 31, 2018 — $3.1 million). The decommissioning liabilities are for the restoration of leased buildings and teleports. During the year ended December 31, 2019, $0.1 million was recorded as interest expense (December 31, 2018 — $0.1 million) with $0.2 million decommissioning liabilities derecognized (December 31, 2018 — $0.1 million). It is expected that the decommissioning liabilities will mature between 2020 and 2062.

(b)      Remaining performance obligations, which the Company also refers to as contract revenue backlog (“backlog”), represents the expected future revenue under existing customer contracts, includes both cancellable and non-cancellable contracts, and any deferred revenue that will be recognized in the future in respect to cash already received. The Company does not include revenue beyond the stated expiration of the contract regardless of potential for renewal.

          The Company expects the backlog as at December 31, 2019 to be recognized as follows (in millions of Canadian dollars):

2020	2021	2022	2023	2024	Thereafter	Total
$706.3	$599.4	$470.7	$408.0	$303.7	$790.7	$3,278.8

(c)      The expected undiscounted contractual cash flows of the lease liabilities as at December 31, 2019 were as follows:

2020	2021	2022	2023	2024	Thereafter
$3,124	$2,838	$2,580	$2,519	$2,485	$28,963

          The undiscounted contractual cash flows included $13.8 million of interest payments.

Telesat Canada

Notes to the 2019 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

24. INDEBTEDNESS

As at December 31,	2019	2018
Former senior secured credit facilities(a)
Revolving Credit Facility	$—	$—
Term Loan B – U.S. Facility (December 31, 2018 – USD $2,326,049)	—	3,172,033
8.875% Senior Notes (December 31, 2018 – USD $500,000)(b)	—	681,850

Senior Secured Credit Facilities(a)
Revolving Credit Facility	—	—
Term Loan B – U.S. Facility (December 31, 2019 – USD $1,908,500)	2,479,142	—
Senior Notes (December 31, 2019 – USD $550,000)(c)	714,450	—
Senior Secured Notes (December 31, 2019 – USD $400,000)(d)	519,600	—
	3,713,192	3,853,883
Less: deferred financing costs and prepayment options (December 31, 2018 – deferred financing costs, interest rate floors, prepayment option and net gain on repricing/repayment)(e)	(393)	(129,655)
	3,712,799	3,724,228
Less: current indebtedness	(24,408)	(7,888)
Long-term indebtedness	$3,688,391	$3,716,340

On October 11, 2019, Telesat Canada issued, through a private placement, USD$550 million of Senior Notes, at an interest rate of 6.5%, which mature in October 2027. Debt issue costs of $7.4 million were incurred in connection with the issuance of the Senior Notes. The Senior Notes are structurally subordinated to Telesat Canada’s existing and future secured indebtedness, including obligations under its Senior Secured Credit Facilities and Senior Secured Notes. The Senior Notes are governed by the 6.5% Senior Notes Indenture.

On December 6, 2019, Telesat Canada entered into a new amended and restated Credit Agreement with a syndicate of banks which provides for the extension of credit under the Senior Secured Credit Facilities of USD$1,908.5 million and revolving credit borrowings up to USD$200.0 million (or Canadian dollar equivalent). The term loan facility matures in December 2026 while the revolving credit facility matures in December 2024. Debt issue costs of $16.0 million were incurred in connection with this amendment, inclusive of $1.3 million relating to the revolving credit facility. All obligations under the Credit Agreement are guaranteed by the Company and certain of Telesat Canada’s existing subsidiaries (“Guarantors”). The obligations under the Credit Agreement and the guarantees of those obligations are secured, subject to certain exceptions, by first priority liens and security interest in the assets of Telesat Canada and the Guarantors. If the Revolving Credit Facility is drawn by more than 35% of the Credit Facility amount, the Credit Agreement requires Telesat Canada to comply with a first lien net leverage ratio of 5.75:1.00, tested quarterly, and failure to comply will result in an event of default. The Credit Agreement contains total leverage ratio covenants that restrict, with certain exceptions, the ability of Telesat Canada and the Guarantors to take specified actions, including, among other things and subject to certain significant exceptions: creating liens, incurring indebtedness, making investments, engaging in mergers, selling property, paying dividends, entering into sale-leaseback transactions, creating subsidiaries, repaying subordinated debt or amending organizational documents. As at December 31, 2019, the leverage ratio was 4.63:1.00, which was more than the maximum test ratio of 4.50:1.00.

On December 6, 2019, Telesat Canada issued, through private placement, USD$400 million of Senior Secured Notes, at an interest rate of 4.875%, which mature in June 2027. Debt issue costs of $6.6 million were incurred in connection with the issuance of the Senior Secured Notes. The Senior Secured Notes are guaranteed by the Company and certain Guarantors. The Senior Secured Notes are governed by the 4.875% Senior Secured Notes Indenture. The obligations under the Senior Secured Notes Indenture are secured, subject to certain exceptions, by first priority liens and security interest in the assets of Telesat Canada and the Guarantors. The Senior Secured Notes include covenants or terms that restricts the Company’s ability to, among other things: (i) incur or guarantee additional indebtedness, or issue disqualified stock or preferred shares, (ii) incur liens, (iii) pay dividends, or make certain restricted

Telesat Canada

Notes to the 2019 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

24. INDEBTEDNESS (cont.)

payments or investments, (iv) enter into certain transactions with affiliates, (v) modify or cancel satellite insurance, (vi) consolidate, merge, sell or otherwise dispose of substantially all assets, (vii) create restrictions on the ability to pay dividends, make loans, and sell assets, and (viii) designate subsidiaries as unrestricted subsidiaries.

On November 17, 2016, Telesat Canada, issued through private placement, USD$500 million of 8.875% Senior Notes which were to mature on November 17, 2024. The 8.875% Senior Notes were subordinated to Telesat Canada’s secured indebtedness and were governed under the 8.875% Senior Notes indenture. With the net proceeds from the 6.5% Senior Notes offering, along with available cash on hand, all outstanding amounts, including redemption premium and discounted interest to November 15, 2019, were repaid on October 11, 2019, on the USD$500 million 8.875% Senior Notes.

On November 17, 2016, Telesat Canada entered into a new amended and restated Credit Agreement with a syndicate of banks which provided for the extension of credit under the Senior Secured Credit Facilities of USD$2,430.0 million and revolving credit borrowings of up to USD$200.0 million (or Canadian dollar equivalent). All obligations under the Credit Agreement were guaranteed by the Company and certain of Telesat Canada’s existing subsidiaries (“Guarantors”). The obligations under the Credit Agreement and the guarantees of those obligations were secured, subject to certain exceptions, by first priority liens and security interest in the assets of Telesat Canada and the Guarantors. If the Revolving Credit Facility was drawn, the Credit Agreement required Telesat Canada to comply with a first lien net leverage ratio of 5.75:1.00, tested quarterly, and failure to comply will result in an event of default. The Credit Agreement contained total leverage ratio covenants that restrict, with certain exceptions, the ability of Telesat Canada and the Guarantors to take specified actions, including, among other things and subject to certain significant exceptions: creating liens, incurring indebtedness, making investments, engaging in mergers, selling property, paying dividends, entering into sale-leaseback transactions, creating subsidiaries, repaying subordinated debt or amending organizational documents. As at December 31, 2018, the leverage ratio was 4.93:1.00, which was more than the maximum test ratio of 4.50:1.00. This Credit Agreement was fully repaid on December 6, 2019 from the new amended and restated Credit Agreement in the amount of USD$1,908.5 million and the USD$400 million 4.875% Senior Secured Notes.

In connection with the adoption of IFRS 9 on January 1, 2018, a gain on repricing of $36.1 million was recorded against the opening balance of accumulated earnings in 2018 and the current and long-term indebtedness. Any unamortized gain on repricing, as at December 6, 2019, were written off against the loss on refinancing upon the repayment of the indebtedness.

In March 2018, the Company made a $50 million U.S. dollar voluntary payment on the former Term Loan B — U.S. Facility. This resulted in the recognition of a loss of $2.8 million which was recorded against interest and other income and indebtedness. Any unamortized loss on repayment, as at December 6, 2019, were written off against the loss on refinancing upon the repayment of the indebtedness.

In April 2018, the Company amended the former senior secured credit facilities in which the applicable margin was reduced to 2.50% from 3.00%. This resulted in a gain on repricing of $6.9 million which was recorded against interest and other income and indebtedness. Additional debt issue costs of $10.2 million were also incurred in connection with this amendment. Any unamortized gain on repricing or unamortized debt issue costs, as at December 6, 2019, were written off against the loss on refinancing upon the repayment of the indebtedness.

(a)     The Senior Secured Credit Facilities are secured by substantially all of Telesat’s assets. The Credit Agreement requires Telesat Canada and the Guarantors to comply with a First Lien Net Leverage Ratio if the Revolving Credit Facility is drawn by more than 35% of the Credit Facility amount. As at December 31, 2019, Telesat was in compliance with this covenant. The former senior secured credit facilities required compliance with the First Lien Net Leverage ratio if the former revolving credit facility was drawn. As at December 31, 2018, Telesat was in compliance with this covenant.

Telesat Canada

Notes to the 2019 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

24. INDEBTEDNESS (cont.)

         Each tranche of the Senior Secured Credit Facilities and the former senior secured credit facilities is subject to mandatory principal repayment requirements. For the Senior Secured Credit Facilities, the repayment is equal to one quarter of 1% of the value of the initial principal amount and is payable on a quarterly basis commencing on March 31, 2020. For the former senior secured credit facilities, from February 2017 to April 26, 2018, the repayment was equal to one quarter of 1% of the value of the loan as at the February 2017 loan amendment, and was payable on a quarterly basis. From April 26, 2018, the repayment was equal to one quarter of 1% of the value of the loan as at that date, and was payable on a quarterly basis.

The Senior Secured Credit Facilities, which were entered into on December 6, 2019, have two tranches which are described below:

(i)     A Revolving Credit Facility (“Revolving Facility”) of up to $200.0 million U.S. dollars (or Canadian dollar equivalent) is available to Telesat maturing in December 2024. This Revolving Facility is available to be drawn at any time in U.S. funds or Canadian dollar equivalent funds. Loans under the Revolving Facility bear interest at a floating interest rate. For Canadian Prime Rate and Alternative Base Rate (“ABR”) loans, an applicable margin ranging from 0.75% to 1.25% is applied to the Prime Rate and ABR as these interest rates are defined in the Senior Credit Facilities. For Bankers Acceptance (“BA”) Loans and Eurodollar Loans, an applicable margin ranging from 1.75% to 2.25% is applied to either the BA interest rate or LIBOR. The rates on the Revolving Facility vary depending upon the results of the first lien leverage ratio. The Revolving Facility has an unused commitment fee that ranges from 25.0 to 37.5 basis points per annum, depending upon the result of the total leverage ratio. As at December 31, 2019, other than $0.1 million in drawings related to letters of credit, there were no borrowings under this facility.

(ii)    The U.S. TLB Facility is a USD$1,908.5 million facility maturing in December 2026. The borrowings under the U.S. TLB Facility bear interest at a floating rate of either: (i) LIBOR as periodically determined for interest rate periods selected by Telesat in accordance with the terms of the Senior Secured Credit Facilities, plus an applicable margin of 2.75%; or (ii) Alternative Base Rate as determined in accordance with the terms of the Senior Secured Credit Facilities plus an applicable margin of 1.75%. The mandatory principal repayment is equal to 0.25% of the original aggregate principal amount, payable on the last day of each quarter, commencing on March 31, 2020. The weighted average effective interest rate was 4.73% for the 25-day period ended December 31, 2019.

The former senior secured credit facilities, which were fully repaid on December 6, 2019, had several tranches which are described below:

(i)     A Revolving Credit Facility (“Revolving Facility”) of up to $200.0 million U.S. dollars (or Canadian dollar equivalent) is available to Telesat. This Revolving Facility was available to be drawn at any time in U.S. funds or Canadian dollar equivalent funds. Loans under the Revolving Facility bore interest at a floating interest rate. For Canadian Prime Rate and Alternative Base Rate (“ABR”) loans, an applicable margin ranging from 1.50% to 2.00% was applied to the Prime Rate and ABR as these interest rates are defined in the Senior Credit Facilities. For Bankers Acceptance (“BA”) Loans and Eurodollar Loans, an applicable margin ranging from 2.50% to 3.00% was applied to either the BA interest rate or LIBOR. The rates on the Revolving Facility varied depending upon the results of the first lien leverage ratio. The Revolving Facility had an unused commitment fee of 40 basis points. As at December 31, 2018, other than $0.3 million in drawings related to letters of credit, there were no borrowings under this facility.

(ii)    The former U.S. TLB Facility was initially a USD$2,430 million. The outstanding borrowings under the former U.S. TLB Facility bore interest at a floating rate of either: (i) LIBOR as periodically determined for interest rate periods selected by Telesat in accordance with the terms of the former senior secured

Telesat Canada

Notes to the 2019 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

24. INDEBTEDNESS (cont.)

credit facilities, but not less than 0.75%, plus an applicable margin of 2.50%; or (ii) Alternative Base Rate as determined in accordance with the terms of the former senior secured credit facilities plus an applicable margin of 2.00%. The weighted average effective interest rate for the 340-day period ended December 6, 2019 was 6.00% (Year ended December 31, 2018 — 5.83%).

(b)    The former Senior Notes bore interest at an annual rate of 8.875% with interest payments having been made in May and November annually. The total balance of the 8.875% Senior Notes was USD$500 million. The weighted average effective interest rate for the 284-day period ended October 11, 2019 was 8.80% (Year ended December 31, 2018 — 8.80%). The 8.875% Senior Notes were paid in full to the indenture trustee on October 11, 2019.

(c)     The Senior Notes bear interest at an annual rate of 6.5% with interest payments payable in April and October, annually, commencing in April 2020. The 6.5% Senior Notes are due in October 2027 and were entered into on October 11, 2019. The total balance of the Senior Notes is USD$550.0 million. The Senior Notes include covenants or terms that restrict the Company’s ability to, among other things: (i) incur or guarantee additional indebtedness, or issue disqualified stock or preferred shares, (ii) incur liens, (iii) pay dividends, or make certain restricted payments or investments, (iv) enter into certain transactions with affiliates, (v) modify or cancel satellite insurance, (vi) consolidate, merge, sell or otherwise dispose of substantially all assets, (vii) create restrictions on the ability to pay dividends, make loans, and sell assets, and (viii) designate subsidiaries as unrestricted subsidiaries. The weighted average effective interest rate for the 81-day period ended December 31, 2019 was 6.27%.

(d)    The Senior Secured Notes bear interest at an annual rate of 4.875% with interest payable on June 1 and December 1, annually, commencing in June 2020. The Senior Secured Notes are due in June 2027 and were entered into on December 6, 2019. The total balance of the Senior Secured Notes is USD$400.0 million. The Senior Secured Notes are secured, subject to certain exceptions, by the assets of Telesat Canada and the Guarantors. The Senior Secured Notes include covenants or terms that restrict the Company’s ability to, among other things: (i) incur or guarantee additional indebtedness, or issue disqualified stock or preferred shares, (ii) incur liens, (iii) pay dividends, or make certain restricted payments or investments, (iv) enter into certain transactions with affiliates, (v) modify or cancel satellite insurance, (vi) consolidate, merge, sell or otherwise dispose of substantially all assets, (vii) create restrictions on the ability to pay dividends, make loans, and sell assets, and (viii) designate subsidiaries as unrestricted subsidiaries. The weighted average effective interest rate for the 25-day period ended December 31, 2019 was 4.76%.

(e)     The Senior Secured Credit Facilities, Senior Notes and Senior Secured Notes included the following deferred financing costs and prepayment options:

(i)     The U.S. TLB Facility, Senior Notes and Senior Secured Notes were presented on the balance sheet net of related deferred financing costs of $28.3 million as at December 31, 2019. The deferred financing costs are amortized using the effective interest method.

(ii)    The indenture agreement for the Senior Notes contained provisions for certain prepayment options (Note 28) which were fair valued at the time of debt issuance. The initial fair value impact, as at October 11, 2019, of the prepayment option related to the Senior Notes was a $17.8 million increase to the indebtedness. This liability is subsequently amortized using the effective interest method and had a carrying amount of $17.4 million as at December 31, 2019.

Telesat Canada

Notes to the 2019 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

24. INDEBTEDNESS (cont.)

(iii)   The indenture agreement for the Senior Secured Notes contained provisions for certain prepayment options (Note 28) which were fair valued at the time of debt issuance. The initial fair value impact, as at December 6, 2019, of the prepayment option related to the Senior Secured Notes was a $10.6 million increase to the indebtedness. This liability is subsequently amortized using the effective interest method and had a carrying amount of $10.5 million as at December 31, 2019.

The former senior secured credit facilities and 8.875% Senior Notes included the following deferred financing costs, interest rate floors, prepayment option and net gain on repricing/repayment:

(i)     The former U.S. TLB Facility and 8.875% Senior Notes were presented on the balance sheet net of related deferred financing costs as at December 31, 2018 of $83.8 million. The unamortized deferred financing costs for the 8.875% Senior Notes as at October 11, 2019 and the unamortized deferred financing costs for the former U.S. TLB Facility as at December 6, 2019, were written off against the loss on refinancing upon the repayment of the indebtedness.

(ii)    The indenture agreement for the 8.875% Senior Notes contained provisions for certain prepayment options (Note 28) which were fair valued at the time of debt issuance. The initial fair value impact, in November 2016, of the prepayment option related to the 8.875% Senior Notes was an $8.7 million increase to the indebtedness. This liability is subsequently amortized using the effective interest method and had a carrying amount of $6.9 million as at December 31, 2018. Any unamortized prepayment option as at October 11, 2019, was written off against the loss on refinancing upon the repayment of the indebtedness.

(iii)   The initial fair value impact, in November 2016, of the interest rate floor on the former U.S. TLB Facility was a decrease to the indebtedness of $25.6 million. This asset is subsequently amortized using the effective interest method and had a carrying amount of $18.6 million as at December 31, 2018. Any unamortized interest rate floors as at December 6, 2019, were written off against the loss on refinancing upon the repayment of the indebtedness.

(iv)   The former U.S. TLB Facility was presented on the balance sheet net of the net loss/gain on repricing/repayment of $34.2 million as at December 31, 2018. The net gain on repricing/repayment arose from the following:

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

         Any unamortized net gain on repricing/repayment as at December 6, 2019, was written off against the loss on refinancing upon the repayment of the indebtedness.

Telesat Canada

Notes to the 2019 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

24. INDEBTEDNESS (cont.)

The short-term and long-term portions of deferred financing costs, interest rate floor, prepayment options and net gain on repricing/repayment were as follows:

As at December 31,	2019	2018
Short-term deferred financing costs	$3,385	$15,263
Long-term deferred financing costs	24,934	68,536
	$28,319	$83,799
Short-term interest rate floor	$—	$3,436
Long-term interest rate floor	—	15,165
	$—	$18,601
Short-term prepayment options	$(3,001)	$(942)
Long-term prepayment options	(24,925)	(5,986)
	$(27,926)	$(6,928)
Short-term net gain on repricing/repayment	$—	$6,315
Long-term net gain on repricing/repayment	$—	$27,868
	$—	$34,183
Deferred financing costs, interest rate floor, prepayment options and net gain on repricing/repayment	$393	$129,655

The outstanding principal balance as at December 31, 2019 of indebtedness, excluding deferred financing costs and prepayment options, will be repaid as follows (in millions of Canadian dollars):

2020	2021	2022	2023	2024	Thereafter	Total
$24.8	$24.8	$24.8	$24.8	$24.8	$3,589.2	$3,713.2

25. SHARE CAPITAL

The number of shares and stated value of the outstanding shares were as follows:

	2019		2018
As at December 31,	Number of shares	Stated value	Number of shares	Stated value
Common Shares	74,252,460	$26,580	74,252,460	$26,580
Voting Participating Preferred Shares	7,034,444	48,246	7,034,444	48,246
Non-Voting Participating Preferred Shares	38,477,137	80,059	38,431,311	78,870
Director Voting Preferred Shares	1,000	10	1,000	10
Share capital		$154,895		$153,706

In December 2019, February 2019 and November 2017 dividends were declared and paid on the Director Voting Preferred Shares.

In January 2017, 7,000 stock options granted under the Company’s stock incentive plan were exercised for 7,000 Non-Voting Participating Preferred Shares in exchange for $0.1 million.

In June 2018, 95,363 stock appreciation rights (“Sars”) were exercised for 39,488 Non-Voting Participating Preferred Shares, on a net settlement basis.

In January 2019, 40,269 Sars were exercised for 14,846 Non-Voting Participating Preferred Shares, on a net settlement basis.

Telesat Canada

Notes to the 2019 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

25. SHARE CAPITAL (cont.)

In December 2019, 66,667 restricted share units were settled in exchange for 30,980 Non-Voting Participating Preferred Shares, on a net settlement basis.

In January 2017, the Board of Directors approved a cash distribution to shareholders, as a reduction of stated capital, in the amount of approximately $387.2 million U.S. dollars. These distributions were made during the first quarter of 2017.

There were no changes to the rights, privileges or conditions associated to each class of shares.

The authorized share capital of the Company is comprised of: (i) an unlimited number of Common Shares, Voting Participating Preferred Shares, Non-Voting Participating Preferred Shares, Redeemable Common Shares, and Redeemable Non-Voting Participating Preferred Shares, (ii) 1,000 Director Voting Preferred Shares, and (iii) 325,000 Senior Preferred Shares. None of the Redeemable Common Shares, Redeemable Non-Voting Participating Preferred Shares or Senior Preferred Shares have been issued as at December 31, 2019 or 2018. The Company’s share-based compensation plans have authorized the grant of up to 17,053,779 stock options to purchase Non-Voting Participating Preferred Shares combined with authorizing 200,000 restricted share units expected to be settled in Non-Voting Participating Preferred Shares (Note 29).

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

Telesat Canada

Notes to the 2019 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

25. SHARE CAPITAL (cont.)

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

26. GOVERNMENT GRANT

In May 2019, Telesat entered into an agreement for a non-refundable government contribution of a value up to $85 million to July 31, 2023 relating to the LEO constellation.

For the year ended December 31, 2019, the Company recorded $5.0 million relating to the agreement.

Telesat Canada

Notes to the 2019 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

27. CAPITAL DISCLOSURES

Telesat is a privately held company. The Company’s financial strategy is designed to maintain compliance with the financial covenant under its Senior Secured Credit Facilities (December 31, 2018 — former senior secured credit facilities) (Note 24), and to maximize returns to its shareholders and other stakeholders. The Company meets these objectives through regular monitoring of the financial covenant and operating results on a quarterly basis. The Company’s overall financial strategy remains unchanged from 2018.

The Company defines its capital as shareholders’ equity (comprising issued share capital, accumulated earnings and excluding reserves) and debt financing (comprising indebtedness and excluding deferred financing costs and prepayment options (December 31, 2018 – deferred financing costs, prepayment option, interest rate floor and net gain on repricing/repayment) as defined in Note 24).

The Company’s capital at the end of the year was as follows:

As at December 31,	2019	2018
Shareholders’ equity (excluding reserves)	$1,185,950	$997,307
Debt financing (excluding deferred financing costs and prepayment options (December 31, 2018 – deferred financing costs, prepayment option, interest rate floor and net gain on repricing/repayment))	$3,713,192	$3,853,883

If the Revolving Facility is drawn by more than 35% of the credit facility amount, the Senior Secured Credit Facilities require Telesat Canada to comply with a first lien net leverage ratio test. As at December 31, 2019, the first lien net leverage ratio was 3.72:1.00, which was less than the maximum test ratio of 5.75:1.00. If the former revolving facility is drawn, the former senior secured credit facilities required Telesat Canada to comply with a first lien net leverage ratio test. As at December 31, 2018, the first lien net leverage ratio was 4.02:1.00, which was less than the maximum test ratio of 5.75:1.00.

The Company’s operating results are tracked against budget on a regular basis, and this analysis is reviewed by senior management. The Company partly manages its interest rate risk due to variable interest rate debt through the use of interest rate swaps (Note 28).

28. FINANCIAL INSTRUMENTS

Measurement of Risks

The Company, through its financial assets and liabilities, is exposed to various risks. The following analysis provides a measurement of risks as at December 31, 2019.

Credit risk

Credit risk is the risk that a counterparty to a financial asset will default, resulting in the Company incurring a financial loss. As at December 31, 2019, the maximum exposure to credit risk is equal to the carrying value of the financial assets which totaled $1,149.2 million (December 31, 2018 — $888.6 million).

Cash and cash equivalents are invested with high quality investment grade financial institutions and are governed by the Company’s corporate investment policy, which aims to reduce credit risk by restricting investments to high-grade, mainly U.S. dollar and Canadian dollar denominated investments.

The Company has credit evaluation, approval and monitoring processes intended to mitigate potential credit risks related to trade accounts receivable. The Company’s standard payment terms are 30 days with interest typically charged on balances remaining unpaid at the end of standard payment terms. The Company’s historical

Telesat Canada

Notes to the 2019 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

28. FINANCIAL INSTRUMENTS (cont.)

experience with customer defaults has been minimal. As at December 31, 2019, North American and International customers made up 50% and 50% of the outstanding trade receivable balance, respectively (December 31, 2018 — 59% and 41%, respectively). Anticipated bad debt losses have been provided for in the allowance for doubtful accounts. The allowance for doubtful accounts as at December 31, 2019 was $1.8 million (December 31, 2018 — $5.1 million).

The Company mitigates the credit risk associated with derivative instruments by entering into them with only high quality financial institutions.

Foreign exchange risk

The Company’s operating results are subject to fluctuations as a result of exchange rate variations to the extent that transactions are made in currencies other than Canadian dollars. The Company’s main currency exposures lie in its U.S. dollar denominated cash and cash equivalents, trade and other receivables, trade and other payables and indebtedness with the most significant impact being on the U.S. dollar denominated indebtedness. As at December 31, 2019 and 2018, the entire indebtedness was denominated in U.S. dollars, with the Canadian dollar equivalent of the U.S. dollar denominated indebtedness equaling $3,713.2 million and $3,853.9 million, respectively, before netting of deferred financing costs and prepayment options (December 31, 2018 - before netting of deferred financing costs, interest rate floor, prepayment option and net gain on repricing/repayment).

As at December 31, 2019, the impact of a 5 percent increase (decrease) in the value of the Canadian dollar against the U.S. dollar on financial assets and liabilities would have decreased (increased) net income by $172.9 million (December 31, 2018 — $163.9 million) and increased (decreased) other comprehensive income by $30.9 million (December 31, 2018 — $3.1 million). This analysis assumes that all other variables, in particular interest rates, remain constant.

Interest rate risk

The Company is exposed to interest rate risk on its cash and cash equivalents and its indebtedness. The interest rate risk on the indebtedness is from a portion of the indebtedness having a variable interest rate. Changes in the interest rates could impact the amount of interest that the Company is required to pay or receive.

In October 2017, the Company entered into four interest rate swaps to hedge the interest rate risk associated with the variable interest rate on $1,800.0 million of the U.S. denominated Term Loan B at fixed interest rates, excluding applicable margins, ranging from 1.72% to 2.04%. As at December 31, 2019, three interest rate swaps were outstanding to hedge the interest rate risk associated with the variable interest rate on $1,350 million of the U.S. denominated Term Loan B at fixed interest rates, excluding applicable margins, ranging from 1.84% to 2.04% with expiration terms ranging from September 2020 to September 2022.

If the interest rates on the unhedged variable rate indebtedness change by 0.25%, excluding the potential impact of interest rate floors, the result would be an increase or decrease to net income (loss) of $2.0 million for the year ended December 31, 2019 (December 31, 2018 — $1.8 million).

Liquidity risk

The Company maintains credit facilities to ensure it has sufficient funds available to meet current and foreseeable financial requirements.

Telesat Canada

Notes to the 2019 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

28. FINANCIAL INSTRUMENTS (cont.)

The contractual maturities of financial liabilities as at December 31, 2019 were as follows:

	Carrying amount	Contractual cash flows (undiscounted)	2020	2021	2022	2023	2024	Thereafter
Trade and other payables	$26,247	$26,247	$26,247	$—	$—	$—	$—	$—
Customer and other deposits	1,735	1,735	1,277	135	18	104	—	201
Satellite performance incentive payments	47,433	59,752	11,495	9,487	8,534	7,674	5,448	17,114
Other financial liabilities	3,659	3,263	3,263	—	—	—	—	—
Interest rate swaps	7,916	1,181	141	598	442	—	—	—
Indebtedness(1)	3,733,241	5,067,951	221,928	212,311	211,147	209,983	209,059	4,003,523
	$3,820,231	$5,160,129	$264,351	$222,531	$220,141	$217,761	$214,507	$4,020,838

(1)      Indebtedness excludes deferred financing costs and prepayment options.

The interest payable and interest payments included in the carrying value and contractual cash flows, respectively, in the above table, were as follows:

	Interest payable	Interest payments
Satellite performance incentive payments	$482	$12,513
Other financial liabilities	$31	$31
Indebtedness	$20,050	$1,354,759

Financial assets and liabilities recorded on the balance sheets and the fair value hierarchy levels used to calculate those values were as follows:

As at December 31, 2019	FVTPL	Amortized cost	Total	Fair value	Fair value hierarchy
Cash and cash equivalents	$—	$1,027,222	$1,027,222	$1,027,222	Level 1
Trade and other receivables	—	64,062	64,062	64,062	(3)
Other current financial assets	—	210	210	210	Level 1
Other long-term financial assets(1)	32,821	24,909	57,730	57,730	Level 1, Level 2
Trade and other payables	—	(26,247)	(26,247)	(26,247)	(3)
Other current financial liabilities	(3,206)	(35,075)	(38,281)	(40,748)	Level 2
Other long-term financial liabilities	(4,710)	(37,801)	(42,511)	(42,493)	Level 2
Indebtedness(2)	—	(3,713,192)	(3,713,192)	(3,760,656)	Level 2
	$24,905	$(2,695,912)	$(2,671,007)	$(2,720,920)

Telesat Canada

Notes to the 2019 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

28. FINANCIAL INSTRUMENTS (cont.)

As at December 31, 2018	FVTPL	Amortized cost	Total	Fair value	Fair value hierarchy
Cash and cash equivalents	$—	$768,433	$768,433	$768,433	Level 1
Trade and other receivables	—	45,631	45,631	45,631	(3)
Other current financial assets(1)	18,632	147	18,779	18,779	Level 1, Level 2
Other long-term financial assets(1)	33,796	21,959	55,755	55,755	Level 1, Level 2
Trade and other payables	—	(30,659)	(30,659)	(30,659)	(3)
Other current financial liabilities	(6)	(26,380)	(26,386)	(29,131)	Level 2
Other long-term financial liabilities	(5,627)	(48,894)	(54,521)	(54,733)	Level 2
Indebtedness(2)	—	(3,853,883)	(3,853,883)	(3,709,695)	Level 2
	$46,795	$(3,123,646)	$(3,076,851)	$(2,935,620)

(1)      Other current and long-term financial assets classified as fair value through profit or loss were calculated using level 2 of the fair value hierarchy. All other balances were calculated using level 1 of the fair value hierarchy.

(2)      Indebtedness excludes deferred financing costs and prepayment options (December 31, 2018 – deferred financing costs, interest rate floor, prepayment option and net gain on repricing/repayment).

(3)      Trade and other receivables and trade and other payables approximate fair value due to the short-term maturity of these instruments.

Assets pledged as security

The Senior Secured Credit Facilities and Senior Secured Notes are secured by substantially all of Telesat’s assets excluding the assets of unrestricted subsidiaries.

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

Telesat Canada

Notes to the 2019 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

28. FINANCIAL INSTRUMENTS (cont.)

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

The carrying amounts of cash and cash equivalents, trade and other receivables, and trade and other payables approximate fair value due to the short-term maturity of these instruments. As at December 31, 2019, cash and cash equivalents included $484.7 million (December 31, 2018 — $425.6 million) of short-term investments.

The fair value of the satellite performance incentive payments, included in other current and long-term financial liabilities, was determined using a discounted cash flow methodology. The calculation is performed on a recurring basis. As at December 31, 2019 and 2018, the discount rate used was 5.2% and 5.7%, respectively.

The fair value of the indebtedness was based on transactions and quotations from third parties considering market interest rates and excluding deferred financing costs and prepayments options (December 31, 2018 — deferred financing costs, interest rate floor, prepayment option and net gain on repricing/repayment). The calculation of the fair value of the indebtedness is performed on a recurring basis. The rates used were as follows:

As at December 31,	2019	2018
Term Loan B – U.S. Facility – former senior secured credit facilities	—%	94.50%
Term Loan B – U.S. Facility – Senior Secured Credit Facilities	100.25%	—%
8.875% Senior Notes	—%	104.44%
Senior Notes	104.25%	—%
Senior Secured Notes	102.10%	—%

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

The discount rates used to discount cash flows as at December 31, 2019 ranged from 1.45% to 1.91% (December 31, 2018 — 2.29% to 2.81%).

Telesat Canada

Notes to the 2019 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

28. FINANCIAL INSTRUMENTS (cont.)

The fair value of the derivative assets and liabilities was calculated based on the level 2 of the fair value hierarchy. The current and long-term portions of the fair value of the Company’s derivative assets and liabilities, as at each balance sheet date, were as follows:

As at December 31, 2019	Other current financial assets	Other long-term financial assets	Other current financial liabilities	Other long-term financial liabilities	Total
Interest rate swaps	$—	$—	$(3,206)	$(4,710)	$(7,916)
Prepayment options	—	32,821	—	—	32,821
	$—	$32,821	$(3,206)	$(4,710)	$24,905
As at December 31, 2018	Other current financial assets	Other long-term financial assets	Other current financial liabilities	Other long-term financial liabilities	Total
Interest rate floor	$—	$—	$(6)	$(5,627)	$(5,633)
Interest rate swaps	18,632	16,650	—	—	35,282
Prepayment option	—	17,146	—	—	17,146
	$18,632	$33,796	$(6)	$(5,627)	$46,795

The reconciliation of the fair value of derivative assets and liabilities was as follows:

Fair value, December 31, 2017 and January 1, 2018	$59,357
Unrealized gains (losses) on derivatives
Interest rate floor	255
Prepayment option	(30,691)
Interest rate swaps	12,231
Impact of foreign exchange	5,643
Fair value, December 31, 2018 and January 1, 2019	46,795
Derivatives recognized at inception
Prepayment option – Senior Notes (Note 24)	17,829
Prepayment option – Senior Secured Notes (Note 24)	10,562
Unrealized gains (losses) on derivatives
Interest rate floor	5,368
Prepayment options	(12,391)
Interest rate swaps	(42,649)
Impact of foreign exchange	(609)
Fair value, December 31, 2019	$24,905

Telesat Canada

Notes to the 2019 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

29. SHARE-BASED COMPENSATION PLANS

Telesat Canada Stock Incentive Plans

In September 2008 and April 2013, Telesat adopted share-based compensation plans (the “stock incentive plans”) for certain key employees of the Company and its subsidiaries. The stock incentive plans provide for the grant of up to 17,053,779 options, to purchase Non-Voting Participating Preferred Shares of Telesat Canada, convertible into Common Shares as detailed in the table below.

Year authorized	Quantity
2008	8,824,646
2013	4,036,729
2015	62,404
2017	350,000
2018	3,280,000
2019	500,000

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

In August 2017, Telesat authorized the exchange of 805,835 performance-vesting options for 805,835 time-vesting options. The exchanged amounts included 715,383 unvested performance-vesting options which were exchanged for an equal amount of unvested time-vesting options. A portion of the new unvested time-vesting options will vest upon the next anniversary date, subsequent to August 2017, of the option holder with the remainder vesting evenly over a three-year period commencing on the sixth anniversary date.

The Company expenses the fair value of stock options that are expected to vest over the vesting period using the Black-Scholes option pricing model. The share-based compensation expense is included in operating expenses.

In connection with the $387.2 million U.S. dollars cash distribution to the Company’s shareholders (Note 25), effective January 25, 2017, a special payment was authorized to option holders of $12.8 million U.S. dollars. The payments are made in subject to certain conditions being met.

Telesat Canada

Notes to the 2019 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

29. SHARE-BASED COMPENSATION PLANS (cont.)

The change in number of stock options outstanding and their weighted average exercise price were as follows:

	Time vesting option plans		Performance vesting option plans
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at December 31, 2017 and January 1, 2018	3,464,197	$24.85	476,410	$11.07
Granted	3,692,372		—
Forfeited	(2,650)		—
Exercised (Note 25)	(51,055)		(44,308)
Expired	—		—
Outstanding at December 31, 2018 and January 1, 2019	7,102,864	$25.56	432,102	$11.07
Granted	522,372		—
Forfeited	(62,499)		—
Exercised (Note 25)	(18,120)		(22,149)
Expired	—		—
Outstanding at December 31, 2019	7,544,617	$25.63	409,953	$11.07

The movement in the number of restricted share units outstanding was as follows:

Outstanding, January 1, 2018	—
Granted	200,000
Outstanding, December 31, 2018 and January 1, 2019	200,000
Settled	(66,667)
Outstanding, December 31, 2019	133,333

The quantity of stock options that are exercisable and the weighted average remaining life were as follows:

As at December 31,	2019	2018
Time vesting option plans	4,762,335	3,689,117
Performance vesting option plans	409,953	432,102
Weighted average remaining life	7 years	7 years

The share-based compensation expense included in the consolidated statements of income (loss) was as follows:

Years ended December 31,	2019	2018	2017
Operating expenses	$16,035	$29,505	$2,856

The weighted average assumptions used to determine the share-based compensation expense for stock options using the Black-Scholes option pricing model were as follows:

	2019	2018	2017
Dividend yield	—%	—%	—%
Expected volatility	32.4%	31.7%	24.6%
Risk-free interest rate	2.93%	2.94%	1.83%
Expected life (years)	10	10	10

The expected volatility is based on the historical volatility.

Telesat Canada

Notes to the 2019 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

29. SHARE-BASED COMPENSATION PLANS (cont.)

The weighted average fair value of the stock options granted during 2019 was $12.84 (2018 – weighted average fair value of the stock options and restricted share units was $13.37). There were no restricted share units granted in 2019.

30. EMPLOYEE BENEFIT PLANS

The expenses included on the consolidated statements of income (loss) and the consolidated statements of comprehensive income (loss) were as follows:

	Pension plans			Other post-employment benefit plans
Years ended December 31,	2019	2018	2017	2019	2018	2017
Consolidated statements of income (loss)
Operating expenses	$6,198	$6,345	$6,239	$116	$276	$243
Interest expense	$524	$658	$650	$815	$830	$861
Consolidated statements of comprehensive income (loss)
Actuarial (gains) losses on employee benefit plans	$(3,325)	$(4,555)	$3,761	$2,191	$(3,200)	$1,410

In October 2013, the Company ceased to allow new employees to join certain defined benefit plans, except under certain circumstances, and commenced a defined contribution pension plan for new employees.

The Company made contributions of $1.2 million for various defined contribution arrangements during 2019 (December 31, 2018 — $0.9 million).

The Company’s funding policy is to make contributions to its defined benefit pension funds based on actuarial cost methods as permitted and required by pension regulatory bodies. Contributions reflect actuarial assumptions concerning future investment returns, salary projections and future service benefits. Plan assets are represented primarily by Canadian and foreign equity securities, fixed income instruments and short-term investments.

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

The balance sheet obligations, distributed between pension and other post-employment benefits, included in other long-term liabilities (Note 23) were as follows:

As at December 31,	2019	2018
Pension benefits	$8,566	$10,905
Other post-employment benefits	23,508	21,330
Accrued benefit liabilities	$32,074	$32,235

Telesat Canada

Notes to the 2019 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

30. EMPLOYEE BENEFIT PLANS (cont.)

The amounts recognized in the balance sheets and the funded statuses of the benefit plans were as follows:

	2019		2018
As at December 31,	Pension	Other	Pension	Other
Present value of funded obligations	$331,737	$—	$292,914	$—
Fair value of plan assets	(324,257)	—	(283,064)	—
	7,480	—	9,850	—
Present value of unfunded obligations	1,086	23,508	1,055	21,330
Accrued benefit liabilities	$8,566	$23,508	$10,905	$21,330

The changes in the benefit obligations and in the fair value of plan assets were as follows:

	Pension	Other	Total
Change in benefit obligations
Benefit obligation, January 1, 2019	$293,969	$21,330	$315,299
Current service cost	5,701	116	5,817
Interest expense	11,241	815	12,056
Remeasurements
Actuarial losses arising from plan experience	1,773	235	2,008
Actuarial losses from change in demographic assumptions	—	16	16
Actuarial losses from changes in financial assumptions	28,531	1,940	30,471
Benefits paid	(9,483)	(758)	(10,241)
Contributions by plan participants	1,091	—	1,091
Foreign exchange	—	(186)	(186)
Benefit obligation, December 31, 2019	332,823	23,508	356,331
Change in fair value of plan assets
Fair value of plan assets, January 1, 2019	(283,064)	—	(283,064)
Contributions by plan participants	(1,091)	—	(1,091)
Contributions by employer	(5,736)	(758)	(6,494)
Interest income	(10,717)	—	(10,717)
Benefits paid	9,483	758	10,241
Remeasurements
Return on plan assets, excluding interest income	(33,629)	—	(33,629)
Administrative costs	497	—	497
Fair value of plan assets, December 31, 2019	(324,257)	—	(324,257)
Accrued benefit liabilities, December 31, 2019	$8,566	$23,508	$32,074

Telesat Canada

Notes to the 2019 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

30. EMPLOYEE BENEFIT PLANS (cont.)

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

The weighted average duration of the defined benefit obligation as at December 31, 2019 is 16 years for the defined benefit pension plans and 15 years for the other post-employment benefit plans. The weighted average duration of the current service cost as at December 31, 2019 is 23 years for the defined benefit pension plans and 28 years for the other post-employment benefit plans.

The estimated future benefit payments for the defined benefit pension plans and other post-employment benefit plans until 2029 are as follows:

	Pension	Other
2020	$10,848	$861
2021	$11,451	$894
2022	$12,007	$929
2023	$12,649	$964
2024	$13,368	$1,000
2025 to 2029	$76,594	$6,409

Benefit payments include obligations to 2029 only as obligations beyond this date are not quantifiable.

Telesat Canada

Notes to the 2019 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

30. EMPLOYEE BENEFIT PLANS (cont.)

The fair value of the plan assets were allocated as follows between the various types of investments:

As at December 31,	2019	2018
Equity securities
Canada	22.3%	20.8%
United States	19.8%	12.7%
International (other than United States)	14.1%	18.1%
Fixed income instruments
Canada	41.2%	45.7%
Cash and cash equivalents
Canada	2.6%	2.7%

Plan assets are valued at the measurement date of December 31 each year.

The investments are made in accordance with the Statement of Investment Policies and Procedures. The Statement of Investment Policies and Procedures is reviewed on an annual basis by the Management Level Pension Fund Investment Committee with approval of the policy being provided by the Audit Committee.

The following are the significant assumptions adopted in measuring the Company’s pension and other benefit obligations:

As at December 31,	Pension 2019	Other 2019	Pension 2018	Other 2018
Actuarial benefit obligation
Discount rate	3.20%	2.95% to 3.20%	3.80%	3.80% to 4.00%
Benefit costs for the year ended
Discount rate	3.90%	3.90% to 4.00%	3.60%	3.25% to 3.60%
Future salary growth	2.50%	N/A	2.50%	N/A
Health care cost trend rate	N/A	3.49% to 5.49%	N/A	4.50%
Other medical trend rates	N/A	4.00% to 4.56%	N/A	4.50%

For certain Canadian post-retirement plans the above trend rates are applicable for 2019 to 2024 which will increase linearly to 4.75% in 2029 and grading down to an ultimate rate of 3.57% per annum in 2040 and thereafter.

Sensitivity of assumptions

The calculation of the defined benefit obligation is sensitive to the assumptions set out above. The following table summarizes how the impact on the defined benefit obligation as at December 31, 2019 and 2018 would have increased or decreased as a result of the change in the respective assumptions by one percent.

	Pension		Other
As at December 31, 2019	1% increase	1% decrease	1% increase	1% decrease
Discount rate	$(45,385)	$57,745	$(2,751)	$3,576
Future salary growth	$9,856	$(8,874)	N/A	N/A
Medical and dental trend rates	N/A	N/A	$2,018	$(1,531)

Telesat Canada

Notes to the 2019 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

30. EMPLOYEE BENEFIT PLANS (cont.)

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

The Company expects to make contributions of $5.1 million to the defined benefit plans and $0.6 million to the defined contribution plan of Telesat Canada during the next fiscal year.

31. SUPPLEMENTAL CASH FLOW INFORMATION

Cash and cash equivalents were comprised of the following:

As at December 31,	2019	2018	2017
Cash	$542,537	$342,874	$388,372
Short-term investments(1)	484,685	425,559	90,673
Cash and cash equivalents	$1,027,222	$768,433	$479,045

(1)      Consisted of short-term investments with an original maturity of three months or less or which are available on demand with no penalty for early redemption.

Income taxes paid, net of income taxes received was comprised of the following:

Years ended December 31,	2019	2018	2017
Income taxes paid	$(101,952)	$(109,193)	$(85,503)
Income taxes received	6,497	2,885	22,512
	$(95,455)	$(106,308)	$(62,991)

Interest paid, net of capitalized interest and interest received was comprised of the following:

Years ended December 31,	2019	2018	2017
Interest paid	$(195,671)	$(207,339)	$(219,773)
Interest received	19,559	11,802	6,201
Capitalized interest	—	19,120	18,324
	$(176,112)	$(176,417)	$(195,248)

Telesat Canada

Notes to the 2019 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

31. SUPPLEMENTAL CASH FLOW INFORMATION (cont.)

The reconciliation of the liabilities arising from financing activities was as follows:

	Indebtedness	Satellite performance incentive payments	Lease liabilities
Balance as at January 1, 2019	$3,724,228	$58,913	$369
Cash outflows	(3,743,465)	(9,644)	(1,252)
Cash inflows	3,786,082	—	—
Write-off of deferred financing costs, interest rate floor, prepayment option and net gain on repricing/repayment (Note 24)	107,065	—	—
Amortization of deferred financing costs, interest rate floor, prepayment options and net gain on repricing/repayment	22,461	—	—
Debt issue costs	(28,082)	—	—
Debt issue costs accrued	(573)
Prepayment option at inception – Senior Notes	17,829	—	—
Prepayment option at inception – Senior Secured Notes	10,562	—	—
Cumulative effect adjustment (Note 3)	—	—	26,851
Non-cash additions	—	—	2,775
Interest paid	—	—	(984)
Interest accrued	—	—	1,288
Other	—	296	(236)
Impact of foreign exchange	(183,308)	(2,614)	(229)
Balance as at December 31, 2019	$3,712,799	$46,951	$28,582
	Indebtedness	Satellite performance incentive payments	Capital leases
Balance as at January 1, 2018	$3,543,377	$62,961	$369
Debt repricing costs	(10,190)	—	—
Cash outflows	(94,951)	(9,037)	(29)
Amortization of deferred financing costs, interest rate floor, prepayment option and net gain on repricing/repayment	22,497	—	—
Loss on voluntary payment (Note 24)	2,828	—	—
Gain on repricing (Note 24)	(6,901)	—	—
Cumulative effect adjustment (Note 24)	(36,072)	—	—
Other	—	191	—
Impact of foreign exchange	303,640	4,798	29
Balance as at December 31, 2018	$3,724,228	$58,913	$369

Telesat Canada

Notes to the 2019 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

31. SUPPLEMENTAL CASH FLOW INFORMATION (cont.)

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

The net change in operating assets and liabilities was comprised of the following:

As at December 31,	2019	2018	2017
Trade and other receivables	$(16,113)	$22,056	$(13,272)
Financial assets	(3,897)	(210)	3,975
Other assets	(13,183)	371	12,848
Trade and other payables	1,685	(4,695)	6,947
Financial liabilities	(2,125)	(1,026)	(13,748)
Other liabilities	19,691	72,317	51,502
	$(13,942)	$88,813	$48,252

Non-cash investing activities were comprised of:

Years ended December 31,	2019	2018	2017
Satellites, property and other equipment	$29,234	$3,795	$9,515
Intangible assets	$(3,263)	$3,635	$(128)

32. COMMITMENTS AND CONTINGENT LIABILITIES

The following were the Company’s off-balance sheet contractual obligations as at December 31, 2019:

	2020	2021	2022	2023	2024	Thereafter	Total
Property leases	$1,087	$1,242	$1,032	$1,000	$1,001	$13,149	$18,511
Capital commitments	15,510	21,628	4,807	—	—	—	41,945
Other operating commitments	20,532	12,052	4,557	3,435	2,703	5,467	48,746
	$37,129	$34,922	$10,396	$4,435	$3,704	$18,616	$109,202

Property leases consisted of off-balance sheet contractual obligations for land or building usage, while capital commitments included commitments for capital projects. Other operating commitments consisted of third party satellite capacity arrangements as well as other commitments that are not categorized as property leases or capital commitments. The Company’s off-balance sheet obligations included the future minimum payments for the non-cancellable period of each respective obligation, which have various terms and expire between 2020 to 2039.

Certain variable costs associated with the capitalized leases have been included in property leases commitments with a termination date co-terminus with the lease liability.

Telesat Canada

Notes to the 2019 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

32. COMMITMENTS AND CONTINGENT LIABILITIES (cont.)

The Company has entered into contracts for the development of the LEO constellation and other capital expenditures. The total outstanding commitments as at December 31, 2019 were included in capital commitments.

The Company has agreements with various customers for prepaid revenue on several service agreements which take effect when the satellite is placed in service. The Company is responsible for operating and controlling these satellites. As at December 31, 2019, customer prepayments of $440.3 million (December 31, 2018 — $503.4 million), a portion of which is refundable under certain circumstances, were reflected in other current and long-term liabilities.

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

Legal Proceedings

The Company participates from time to time in legal proceedings arising in the normal course of its business.

Telesat has previously received assessments from the Brazil tax authorities alleging that additional taxes are owed on revenue earned for the period 2003 to 2012 in the amount of $36.8 million, including interest and penalties. In July 2019, the Brazil tax authorities extended their audit to the period 2014 to 2018, and alleged that additional taxes are owing for that period. The total dispute for the period 2003 to 2018, including interest and penalties, now totals $71.2 million. The dispute relates to the Brazil tax authorities’ characterization of revenue. The Company has challenged the previous assessments and will challenge the current assessment. The Company believes the likelihood of an unfavorable outcome in these disputes is remote and, as such, no reserve has been established.

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

Telesat Canada

Notes to the 2019 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

33. SUBSIDIARIES

The list of significant companies included in the scope of consolidation as at December 31, 2019 was as follows:

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

The percentage of voting rights and method of consolidation were the same as at December 31, 2018.

34. RELATED PARTY TRANSACTIONS

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

Special cash distribution

Effective January 25, 2017, the Board of Directors approved a special cash distribution to shareholders, as a reduction of stated capital, in the amount of approximately $387.2 million U.S. dollars. Of this balance, $138.5 million U.S. dollars was paid to Red Isle, $242.7 million U.S. dollars was paid to Loral Holdings, with the remainder paid to various individuals. These distributions were made during the first quarter of 2017.

Compensation of executives and Board level directors

Year ended December 31,	2019	2018	2017
Short-term benefits (including salaries)	$11,051	$16,853	$10,037
Special payments(1)	948	2,904	9,006
Post-employment benefits	2,773	2,510	2,458
Share-based payments	15,649	29,016	2,820
	$30,421	$51,283	$24,321

(1)      Balance relates to the special cash distribution effective January 25, 2017.

Telesat Canada

Notes to the 2019 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

34. RELATED PARTY TRANSACTIONS (cont.)

Key management personnel — stock options

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

During 2019, Telesat issued 500,000 time-vesting options to certain key management personnel, which vest over a five-year period.

In January 2019, 40,269 share appreciation rights were exercised by a member of key management personnel for 14,846 Non-Voting Participating Preferred Shares, on a net settlement basis.

In December 2019, 66,667 restricted share units were settled in exchange for 30,980 Non-Voting Participating Preferred Shares, on a net settlement basis.

Transactions with related parties

The Company and certain of its subsidiaries regularly engage in transactions with related parties. The Company’s related parties include Loral and Red Isle. The transactions have been entered into over the normal course of operations. There were no transactions or balances with Red Isle during any of the years presented.

During the years presented below, the Company and its subsidiaries entered into the following transactions with Loral.

	Sale of goods and services, interest income			Purchase of goods and services, interest expense
Years ended December 31,	2019	2018	2017	2019	2018	2017
Revenue	$133	$128	$128	$—	$—	$—
Operating expenses	$—	$—	$—	$6,645	$6,456	$6,518

The following balances were outstanding with Loral at the end of the years presented below:

	Amounts owed by related parties		Amounts owed to related parties
At December 31,	2019	2018	2019	2018
Current receivables/payables	$—	$28	$204	$—

The amounts outstanding are unsecured and will be settled in cash.

Other related party transactions

The Company funds certain defined benefit pension plans. Contributions made to the plans for the year ended December 31, 2019 were $5.7 million (December 31, 2018 — $7.7 million).