Form 20-F
period 2020-12-31
Telesat Canada
filed 2021-03-04
CIK 1465191

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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
Telesat Canada
160 Elgin Street
Suite 2100
Ottawa, Ontario, Canada K2P 2P7
Tel.: (613) 748-8700 ext. 2268
Fax: (613) 748-8712
(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
None	None	None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: Common Shares — 74,252,460; Director Voting Preferred Shares — 1,000; Non-Voting Participating Preferred Shares — 38,508,117; and Voting Participating Preferred Shares — 7,034,444.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

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

References to “Existing Debt” refer to the Senior Notes, the Senior Secured Notes and the Senior Secured Credit Facilities.

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

Forward-looking statements appear in a number of places and include statements with respect to, among other things:

●	our future growth and profitability;

●	our competitive strengths;

●	development of our planned Low Earth Orbit (“LEO”) satellite constellation known as Telesat Lightspeed; and

●	our business strategy and the trends we anticipate in the industries and economies in which we operate.

These forward-looking statements are based on our current expectations and are subject to a number of risks, uncertainties and assumptions. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. Important factors that could cause actual results to differ materially from those in forward-looking statements include:

●	Our in-orbit satellites may fail to operate as expected due to operational anomalies resulting in lost revenues, increased costs and/or termination of contracts;

●	Because our satellites are complex and are deployed in complex environments, our satellites may have defects that are discovered only after full deployment, which could seriously harm our business;

●	Some of our satellites have experienced in-orbit anomalies and may in the future experience further anomalies that may affect their performance;

●	The actual orbital maneuver lives of our satellites may be shorter than we anticipate, and we may be required to reduce available capacity on our satellites prior to the end of their orbital maneuver lives;

●	Our insurance will not protect us against all satellite-related losses. Further, we may not be able to renew insurance on our existing satellites or obtain insurance on future satellites on acceptable terms or at all, and, for certain of our existing satellites, we have elected to forego obtaining insurance;

●	We derive a substantial amount of our revenues from only a few of our customers. A loss of, or default by, one or more of these major customers, or a material adverse change in any such customer’s business or financial condition, could materially reduce our future revenues and contracted backlog;

●	Our business is capital intensive and we may not be able to raise adequate capital to finance our business strategies, or we may be able to do so only on terms that significantly restrict our ability to operate our business;

●	Our satellite launches may be delayed, we may suffer launch failures or our satellites may fail to reach their planned orbital locations. Any such issue could result in the loss of a satellite or cause significant delays in the deployment of the satellite which could have a material adverse effect on our results of operations, business prospects and financial condition;

●	Replacing a satellite upon the end of its service life will require us to make significant expenditures and may require us to obtain shareholder approval and we may choose not to, or be unable to, replace some of our satellites upon their end of life;

●	We may experience a failure of ground operations infrastructure or interference with our satellite signals that impairs the commercial performance of, or the services delivered over, our satellites or the satellites of other operators for whom we provide ground services, which could result in a material loss of revenues;

●	Our dependence on outside contractors could result in delays related to the design, manufacture and launch of our new satellites, or could limit our ability to sell our services, which could adversely affect our operating results and prospects;

●	Changes in consumer demand for traditional television services and expansion of terrestrial networks have adversely impacted the growth in subscribers to DTH television services in North America, which may adversely impact our future revenues;

●	Reductions in government spending could reduce demand for our services;

●	Our failure to maintain or obtain authorizations under and comply with the U.S. export control and trade sanctions laws and regulations could have a material adverse effect on results of operations, business prospects and financial condition;

●	The content of third-party transmissions over our satellites may affect us since we could be subject to sanctions by various governmental entities for the transmission of certain content;

●	Fluctuations in available satellite capacity could adversely affect our results;

●	We are subject to risks associated with doing business internationally;

●	We are subject to significant and intensifying competition within the satellite industry and from other providers of communications capacity. Our failure to compete effectively would result in a loss of revenues and a decline in profitability, which would adversely affect our results of operations, business prospects and financial condition;

●	Spectrum values historically have been volatile, which could cause the value of our business to fluctuate;

●	Changes in technology could have a material adverse effect on our results of operations, business prospects and financial condition;

●	Interruption or failure of, or cyber-attacks on, our information technology and communication systems, data breaches, data theft, unauthorized access or hacking could materially harm our reputation and ability to operate our business effectively, any of which could harm our business and operating results;

●	The pandemic caused by the current outbreak of a novel strain of coronavirus (“COVID-19”) could have a material adverse effect on our business, financial condition and results of operations;

●	We may pursue acquisitions, dispositions and strategic transactions which could result in the incurrence of additional costs, liabilities or expenses in connection with the implementation of such transactions;

●	We could experience the departure of key employees or may be unable to recruit the employees needed for our success;

●	Our future reported net income and asset values could be adversely affected by impairments of the value of goodwill and intangible assets;

●	Significant changes in exchange rates could have a material adverse effect on financial results;

●	Significant changes in exchange rates could materially increase our interest and other payment obligations under our financing arrangements;

●	The soundness of financial institutions and counterparties could adversely affect us;

●	Changes in tax laws and unanticipated tax liabilities could adversely affect profitability;

●	There are numerous risks and uncertainties associated with our business, including our planned Telesat Lightspeed constellation. We may be unable to raise sufficient capital to fund Telesat Lightspeed, we may ultimately choose to not proceed with the project, or we may proceed with the project and it may not be successful, any of which could have a material adverse effect on our results of operations, business prospects and financial condition;

●	Our planned Telesat Lightspeed constellation will require us to develop significant commercial and service operational capabilities. Failure to effectively develop such operational capabilities could cause our Telesat Lightspeed constellation to fail to achieve commercial viability and could have a material adverse effect on our operations, business prospects and financial condition;

●	Even if we are able to successfully build and deploy the Telesat Lightspeed constellation, we may nonetheless fail to generate anticipated revenues due to slow market adoption or because the total addressable market for the Telesat Lightspeed constellation may be smaller than we expect;

●	We face robust competition to build and effectively deploy our Telesat Lightspeed constellation, and/or the pursuit of a LEO Constellation may negatively impact our existing business. We also face increasing competition in our existing services;

●	There are numerous risks related to monetizing C-band spectrum, and we may not be able to do so in a timely way or at all;

●	If we do not obtain required security clearances from, and comply with any agreements entered into with, the U.S. Department of Defense, or if we do not comply with U.S. law, we may not be able to continue to sell our Telesat Lightspeed services to the U.S. Government;

●	Our operations may be limited or precluded by ITU rules or processes, and it is required to coordinate our operations with those of other satellite operators;

●	We operate in a highly regulated industry and government regulations may adversely affect our ability to sell our services, or increase the expense of such services or otherwise limit our ability to operate or grow our business;

●	If we do not make use of our spectrum rights by specified deadlines, or do not continue to use the spectrum rights we currently use, these rights may become available for other satellite operators to use;

●	Our Telesat Lightspeed Constellation will depend on the use of spectrum; regulations governing NGSO spectrum rights, including requirements to share spectrum, remain uncertain, and could materially impact the Telesat Lightspeed Constellation’s system capacity;

●	We need to modify the authorizations from Canada and the U.S. and there is no guarantee that Canadian and U.S. authorities will approve such modifications;

●	Our level of indebtedness may increase and reduce our financial flexibility;

●	The agreements governing our debt, including the indenture governing our Senior Secured Notes, the indenture governing our Senior Notes and the credit agreement governing our Senior Secured Credit Facilities, contain various covenants that impose restrictions on us that may affect our ability to operate our business;

●	Our unrestricted subsidiaries are expected to incur substantial additional debt secured by certain assets related to the Telesat Lightspeed Constellation;

●	The limitations imposed by financing agreements on our ability to incur additional debt and to take other actions might significantly impair our ability to obtain other financing. To service our debt and to fund planned capital expenditures, we will require a significant amount of cash, which may not be available;

●	We may not be able to generate sufficient cash to service all of our indebtedness, and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful;

●	A lowering or withdrawal of the ratings assigned to our Senior Secured Notes or our Senior Notes by rating agencies may increase our future borrowing costs and reduce our access to capital;

●	Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly;

●	The uncertainty regarding the potential phase-out of LIBOR may negatively impact our operating results;

v

●	Despite our current levels of debt, we may incur substantially more debt. This may further exacerbate the risks associated with our substantial debt as described herein and prevent us from fulfilling our obligations under the Senior Secured Notes and the Senior Notes;

●	Our Senior Notes are effectively subordinated to the Co-Issuers’ and the guarantors’ indebtedness under the Senior Secured Credit Facilities, the Senior Secured Notes and any other future secured debt to the extent of the value of the assets securing such debt;

●	Not all of our subsidiaries guarantee our Senior Secured Notes and Senior Notes, and the assets of our non-guarantor subsidiaries may not be available to make payments on our Senior Secured Notes and Senior Notes. The Senior Secured Notes and Senior Notes will be structurally subordinated to all obligations of the Co-Issuers’ existing and future subsidiaries that are not and do not become guarantors of the Senior Secured Notes and Senior Notes;

●	We may be unable to make a change of control offer, if required, under the indenture governing our Senior Secured Notes or the indenture governing our Senior Notes, which would cause defaults under the indentures and the Senior Secured Credit Facilities;

●	Because of the Telesat Canada Reorganization and Divestiture Act, a Canadian act uniquely applicable to Telesat Canada (but not the guarantors, our other subsidiaries or Telesat LLC), Telesat Canada may not have access to the usual protections from creditors and other rights available to insolvent persons, and creditors, including holders of our Senior Secured Notes or our Senior Notes, may not have recourse to the usual rights, remedies and protections under applicable bankruptcy and insolvency laws generally available to creditors of insolvent persons;

●	Insolvency laws of jurisdictions outside the United States may preclude holders of our Senior Secured Notes and Senior Notes from recovering payments due under our Senior Secured Notes or Senior Notes, as applicable;

●	Each guarantee of the Existing Debt will be subject to certain limitations on enforcement and may be limited by applicable laws or subject to certain defenses that may limit its validity and enforceability. Applicable U.S. and Canadian laws allow courts, under certain circumstances, to avoid the Existing Debt or the guarantees and any related security or take other actions detrimental to the holders of the Existing Debt such that the resources of Telesat Canada and the other guarantors may not be available to make payments in respect of the Existing Debt;

●	Because each guarantor’s liability under its guarantee may be reduced to zero, voided or released under certain circumstances, the holders of our Senior Secured Notes, the holders of our Senior Notes and the lenders under the Senior Secured Credit Facilities may not receive any payments from some or all of the guarantors;

●	The reoffering and resale of our Senior Secured Notes and our Senior Notes is subject to significant legal restrictions;

●	You should not rely on Telesat LLC in evaluating an investment in our Senior Secured Notes or our Senior Notes;

●	Many of the covenants in the indenture governing our Senior Secured Notes and indenture governing our Senior Notes will not apply during any period in which the relevant notes are rated investment grade by both Moody’s and Standard & Poor’s;

●	Our significant shareholders may have interests that conflict with the interests of the holders of our Existing Debt;

●	The Senior Secured Notes and the Senior Notes will not be subject to the Trust Indenture Act;

●	The Transaction Agreement may be terminated in accordance with its terms and the Transaction may not be completed;

●	Failure to complete the Roll-Up Transaction could negatively impact the future business and financial results of Telesat;

●	Obtaining required approvals necessary to satisfy the conditions to the completion of the Roll-Up Transaction may delay or prevent completion of the Roll-Up Transaction, result in additional expenditures of money and resources and/or reduce the anticipated benefits of the Roll-Up Transaction;

●	Until the completion of the Roll-Up Transaction or the termination of the Transaction Agreement in accordance with its terms, Telesat is prohibited from entering into certain alternative transactions and taking certain actions that might otherwise be beneficial to Telesat; and

●	Legal proceedings in connection with the Roll-Up Transaction, if any, could delay or prevent the completion of the Roll-Up Transaction and lead to additional costs.

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

The selected consolidated financial information is comprised of information of Telesat Canada for the period of January 1, 2016 to December 31, 2020 under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The selected consolidated statements of income (loss) data and cash flows data for the years ended December 31, 2018 through December 31, 2020 have been derived from Telesat Canada’s audited consolidated financial statements prepared in accordance with IFRS included elsewhere in this Annual Report. The selected balance sheet data as at December 31, 2019 and December 31, 2020 have been derived from Telesat Canada’s audited consolidated financial statements prepared in accordance with IFRS included elsewhere in this Annual Report. The selected balance sheet data as at December 31, 2018 and December 2017, have been derived from Telesat Canada’s audited consolidated financial statements prepared under IFRS, but which are not included in this Annual Report. The selected consolidated statements of income and the cash flows data for the year ended December 31, 2017 have been derived from Telesat Canada’s audited consolidated financial statements prepared under IFRS, but which are not included in this Annual Report. The selected balance sheet data as at December 31, 2016 and the selected consolidated statement of income data and cash flows data for the year ended December 31, 2016 have been derived from Telesat Holdings Inc.’s audited consolidated financial statements prepared under IFRS, but which are not included in this Annual Report.

IFRS 15, Revenue from Contracts with Customers and IFRS 9, Financial Instruments were adopted in 2018 while IFRS 16, Leases was adopted in 2019. The previous years’ financial statements have not been restated.

For details of the impact of the change in accounting policies adopted in 2018, refer to Telesat Canada’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018 filed with the SEC on March 1, 2019 which can be obtained on the SEC’s website at http://www.sec.gov.

For the details of the impact of the change in accounting policies adopted in 2019, refer to Telesat Canada’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019 filed with the SEC on February 27, 2020 which can be obtained on the SEC’s website at http://www.sec.gov.

Telesat Canada

Selected Historical Consolidated Financial Information
(all amounts in millions of Canadian dollars)

	Years Ended December 31,
	2016	2017	2018	2019	2020
Statements of income (loss) data:
Operating revenue
Broadcast	$486.5	$472.8	$455.1	$444.5	$411.4
Enterprise	420.1	430.3	428.2	444.7	389.7
Consulting and other	24.3	24.3	19.6	21.7	19.4
Total operating revenue	930.9	927.4	902.9	910.9	820.5
Operating expenses
Operating expenses	(174.9)	(187.7)	(185.8)	(165.5)	(180.9)
Depreciation	(224.8)	(221.1)	(224.9)	(243.0)	(216.9)
Amortization	(27.7)	(26.3)	(24.3)	(23.3)	(17.2)
Other operating (losses) gains, net	(2.6)	5.9	0.7	(0.9)	(0.2)
Operating income	500.9	498.2	468.7	478.3	405.3
Other (expenses) income
Interest expense	(198.8)	(200.1)	(237.8)	(258.3)	(203.8)
Interest and other income	6.1	3.0	16.5	20.0	5.2
Loss on refinancing	(31.9)	—	—	(151.9)	—
Gain (loss) on changes in fair value of financial instruments	7.9	60.3	(18.2)	(49.7)	(13.1)
Gain (loss) on foreign exchange	92.6	223.9	(259.1)	163.8	47.6
Tax (expense) recovery	(83.9)	(80.2)	(61.1)	(15.1)	4.4
Net income (loss)	$292.9	$505.1	$(90.9)	$187.2	$245.6

Statements of cash flows data:
Net cash from operating activities	$527.4	$486.7	$466.3	$375.6	$372.4
Net cash used in investing activities	$(286.1)	$(164.6)	$(103.3)	$(39.6)	$(93.0)
Net cash used in financing activities	$(139.8)	$(588.8)	$(114.2)	$(40.3)	$(450.2)

Balance sheets data (end of year):
Cash and cash equivalents	$782.4	$479.0	$768.4	$1,027.2	$818.4
Total assets	$6,138.6	$5,697.6	$5,884.5	$5,922.0	$5,581.2
Total debt (including current portion)	$3,851.6	$3,543.4	$3,724.2	$3,712.8	$3,187.2
Total shareholders’ equity	$1,194.0	$1,142.8	$1,093.0	$1,245.3	$1,459.9
Common shares	$340.6	$26.6	$26.6	$26.6	$26.6
Preferred shares	$318.1	$126.1	$127.1	$128.3	$129.1

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

Risks Relating to Our Business

Our in-orbit satellites may fail to operate as expected due to operational anomalies resulting in lost revenues, increased costs and/or termination of contracts.

Satellites utilize highly complex technology and operate in the harsh environment of space and therefore are subject to significant operational risks while in orbit. The risks include in-orbit equipment failures, malfunctions and other kinds of problems commonly referred to as anomalies. Satellite anomalies include, for example, circuit failures, transponder failures, solar array failures, telemetry transmitter failures, battery cell and other power system failures, satellite control system failures and propulsion system failures. Some of our satellites have had malfunctions and other anomalies in the past. See “—Some of our satellites have experienced in-orbit anomalies and may in the future experience further anomalies that may affect their performance”. Acts of war, terrorism, magnetic, electrostatic or solar storms, space debris, satellite conjunctions or micrometeoroids could also damage satellites.

Satellite anomalies are likely to be experienced in the future, whether due to the types of anomalies described above or arising from the failures of other systems or components. Despite working closely with satellite manufacturers to determine the causes of anomalies and mitigate them in new satellites and to provide for intra-satellite redundancies for certain critical components to minimize or eliminate service disruptions in the event of failure, we cannot assure you that, in these cases, it will be possible to restore normal operations. Where service cannot be restored, the failure could cause the satellite to have less capacity available for sale, to suffer performance degradation or to cease operating prematurely, either in whole or in part.

Any single anomaly or series of anomalies or other failure (whether full or partial) of any of our satellites could cause our revenues, cash flows and backlog to decline materially, could require us to repay prepayments made by customers of the affected satellite and could have a material adverse effect on our relationships with current customers and our ability to attract new customers for satellite services. A failure could result in a customer terminating our contract for service on the affected satellite. If we are unable to provide alternate capacity to an affected customer, the customer may decide to procure all or a portion of its future satellite services from an alternate supplier or the customer’s business may be so adversely affected by the satellite failure that it may not have the financial ability to procure future satellite services. It may also require that we expedite our planned replacement program, adversely affecting our profitability, increasing our financing needs and limiting the availability of funds for other business purposes. Finally, the occurrence of anomalies may adversely affect our ability to insure satellites at commercially reasonable premiums, if at all, and may cause insurers to demand additional exclusions in policies they issue.

Because our satellites are complex and are deployed in complex environments, our satellites may have defects that are discovered only after full deployment, which could seriously harm our business.

We produce highly complex satellites that incorporate leading-edge technology. Our products are complex and are designed to be deployed across complex networks, which in some cases may include over a million users. Because of the nature of these satellites, there is no assurance that our pre-shipment testing programs will be adequate to detect all defects. As a result, our customers may discover errors or defects in our satellites, or our satellites may not operate as expected after they have been fully deployed. If we are unable to cure an anomaly, we could experience damage to our reputation, reduced customer satisfaction, loss of existing customers and failure to attract new customers, failure to achieve market acceptance, cancellation of orders, loss of revenues, reduction in backlog and market share, increased service and warranty costs, diversion of development resources, legal actions by our customers, issuance of credit to customers and increased insurance costs. Defects, integration issues or other performance problems in our satellites could also result in financial or other damages to our customers. Our customers could seek damages for related losses from us, which could seriously harm our business, financial condition and results of operations. The occurrence of any of these problems would seriously harm our business, financial condition and results of operations.

Some of our satellites have experienced in-orbit anomalies and may in the future experience further anomalies that may affect their performance.

A number of our in-orbit satellites have experienced anomalies and may in the future experience further anomalies that may affect their performance. Past anomalies include:

Nimiq Satellites:

A number of LM A2100 series of satellites have suffered in-orbit failures of circuits on their solar arrays. Lockheed Martin has determined that Nimiq 1 and Nimiq 2 are in the family of spacecraft that is susceptible to this anomaly.

Our Nimiq 1 has suffered a number of solar array circuit/string failures, resulting in a reduction of total available power. Currently, the solar array power continues to support operations. In addition, our Nimiq 1 has suffered a number of battery cell failures, which have required some adjustments to the spacecraft’s operations to support the provision of satellite services, including reducing the number of transponders available for use during periods of solar eclipse. Nimiq 1 has also experienced thruster anomalies that have required some adjustments to the spacecraft’s operations but have not impacted service.

In February 2003, Nimiq 2 experienced an anomaly affecting the available power on the satellite. Lockheed Martin, the satellite’s manufacturer, concluded the most likely cause of this anomaly was an electrical short-circuit caused by foreign object debris located in a single power-carrying connector. As a result of this anomaly, the south solar array power cannot be recovered. In addition, Nimiq 2 has experienced solar array circuit failures, resulting in a significant reduction of available power. These failures have substantially reduced the number of transponders we can operate at saturation and it is currently expected that the available capacity will be further reduced over time. In April 2005, another satellite operator reported that a satellite of the same series as Nimiq 2 suffered a solar array anomaly that resulted in the complete loss of one array and a corresponding 50% reduction in available satellite power. Lockheed Martin, the manufacturer, has traced the most likely cause of this failure to a component on the solar array drive. Unlike Nimiq 1, Nimiq 2 has this component in its remaining functioning solar array. If this same component failed on the functioning array of Nimiq 2, it would result in a total loss of service of the satellite.

Anik Satellites:

Anik F1 was designed with the capability to cover both North America and South America from the 107.3° WL orbital location. In August 2001, Boeing, the manufacturer of the Anik F1 satellite, advised us of a gradual decrease in available power on-board the satellite. Boeing investigated the cause of the power loss and reported that the power will continue to degrade. We procured a replacement satellite, Anik F1R, which was launched in 2005. The North American traffic on Anik F1 was transferred to Anik F1R. Anik F1 continued to provide coverage of South America until December 2020. Anik F1 was recently moved to the 109.2° WL orbital location where it commenced inclined orbit operations.

We have experienced and continue to experience intermittent anomalies with certain amplifiers in the Ka-band and Ku-band payloads on Anik F2. Boeing, the manufacturer, has completed its investigation of these anomalies. The majority of the affected Ka-band units continue to remain in service through modifying operational configurations. The Ku-band traveling-wave-tube amplifiers (“TWTAs”) that were affected as a result of these anomalies have failed. All but two of the failed transponders were replaced using spares and many of the Ku-band TWTAs currently in service have no further spares left to replace them should they fail. Anik F2 has experienced an anomaly with one of its two telemetry transmitters. While the failure of a single telemetry transmitter does not impact satellite operations or the service we provide to our customers, in the event we are unable to restore any redundancy and the second telemetry transmitter were to fail, we would cease receiving important information from the satellite regarding its position in orbit and health and our ability to operate the satellite would be adversely affected. A software patch for the satellite was developed by Boeing to provide telemetry to support operations in the event of a failure of the second transmitter and was implemented on the satellite in February 2013. Our Anik F2 satellite has also experienced an anomaly on one of the station-keeping thrusters. However, this thruster anomaly has had no impact on service and the thruster continues to support operations. There is a small Ka-band payload on Anik F3 which experienced an anomaly following launch. We implemented a plan to remedy the effect of this anomaly and the Ka-band payload is currently operational.

Telstar Satellites:

Telstar 12 VANTAGE began to suffer from degraded performance of four channels in late December 2016 due to increased noise levels. Following an investigation with the satellite manufacturer, the root cause of the anomaly was determined. As a result of this degradation, two channels on T12V are no longer usable. In 2017, we received insurance proceeds in connection with this anomaly. Degradation of performance was observed on additional channels in May 2018 due to increased noise levels. The satellite manufacturer investigation concluded that the root cause of the anomaly was similar to that of the 2016 anomaly. The channels continue to support service. In the event of further degradation, we may lose the capability to continue to use two channels.

Telstar 14R/Estrela do Sul 2’s North solar array was damaged after launch and only partially deployed, diminishing the power and expected orbital maneuver life of the satellite. At the beginning of July 2011, the satellite began commercial service with substantially reduced available transponder capacity and with an expected end-of-orbital maneuver life reduced to 2024. It is currently expected that the available transponder capacity will be reduced over time. If the damaged solar array on Telstar 14R/Estrela do Sul 2 were to unexpectedly deploy in the future this could result in a loss of capability to provide service. In September 2016, the primary gyro utilized to maintain operational pointing of the satellite exhibited degraded performance. The backup gyro unit was switched into service and is currently in operation. A ground-based system has been implemented, which provides the capability to operate the satellite in the absence of a functioning on-board gyro. This system will reduce the demands on the backup gyro unit and provide redundancy.

Telstar 19 VANTAGE has suffered a number of failures of a component that supports the operation of two of the three batteries on the satellite. The satellite manufacturer is currently conducting an investigation into the root cause of the anomaly. There is a risk that the satellite will experience additional failures of these components and that, absent an operational workaround, we may reach a point where we would be unable to provide services on all or some portion of the satellite during eclipse season (from approximately late February to mid-April and late August to mid-October each year, when operating the satellite for a period of time daily is dependent on battery power). Services on Telstar 19 VANTAGE have not been impacted by the failures thus far. We believe that we can implement an operational workaround to maintain services on the satellite through the eclipse season even if we suffer additional component failures on the batteries that have been impacted to date. However, should we suffer additional component failures and the operational workaround was ineffective and another workaround could not be implemented, we would be unable to provide service during eclipse seasons to all or some of our customers. If that were the case, the effected customers would be entitled to terminate their agreements with us, we would be required to repay a portion of any prepayments we received on the satellite associated with the terminated services, and our revenues and operating results would be adversely effected.

In general, our satellites are exposed to the potential risk of loss. See “—Our in-orbit satellites may fail to operate as expected due to operational anomalies resulting in lost revenues, increased costs and/or termination of contracts.”

The actual orbital maneuver lives of our satellites may be shorter than we anticipate, and we may be required to reduce available capacity on our satellites prior to the end of their orbital maneuver lives.

For all but one of our GEO satellites, the current expected end-of-orbital maneuver life date goes beyond the manufacturer’s end-of-service life date. A number of factors will affect the actual commercial service lives of our satellites, including: the amount of propellant used in maintaining the satellite’s orbital location or relocating the satellite to a new orbital location (and, for newly-launched satellites, the amount of propellant used during orbit raising following launch); the durability and quality of their construction; the performance of their components; conditions in space such as solar flares and space debris; operational considerations, including operational failures and other anomalies; and changes in technology which may make all or a portion of our satellite fleet obsolete.

We have been forced to remove satellites from service prematurely in the past due to an unexpected reduction in their previously anticipated end-of-orbital maneuver life. It is possible that the actual orbital maneuver lives of one or more of the existing satellites may also be shorter than originally anticipated. Further, on some of the satellites it is anticipated that the total available payload capacity may need to be reduced prior to the satellite reaching its end-of-orbital maneuver life.

We periodically review the expected orbital maneuver lives of each of our satellites using current engineering data. A reduction in the orbital maneuver life of any of the satellites could result in a reduction of the revenues generated by that satellite, the recognition of an impairment loss and an acceleration of capital expenditures. To the extent we are required to reduce the available payload capacity prior to the end of a satellite’s orbital maneuver life, revenues from the satellite would be reduced.

Our insurance will not protect us against all satellite-related losses. Further, we may not be able to renew insurance on our existing satellites or obtain insurance on future satellites on acceptable terms or at all, and, for certain of our existing satellites, we have elected to forego obtaining insurance.

Our current satellite insurance does not protect us against all satellite-related losses that we may experience, and we do not have in-orbit insurance coverage for all of the satellites in our fleet. As of December 31, 2020, the total net book value of our five in-orbit GEO satellites for which we do not have insurance (Nimiq 1, Nimiq 2, Anik F1, Anik F1R, and ViaSat-1) was approximately $23.3 million. Our insurance does not protect us against business interruption, loss of revenues or delay of revenues. Our existing launch and in-orbit insurance policies include specified exclusions, deductibles and material change limitations, and future insurance policies are expected to continue to include such features. Typically, these insurance policies exclude coverage for damage or losses arising from acts of war, anti-satellite devices, electromagnetic or radio frequency interference and other similar potential risks for which exclusions are customary in the industry at the time the policy is written. In addition, they typically exclude coverage for satellite health-related problems affecting the satellites that are known at the time the policy is written or renewed. Any claims under existing policies are subject to settlement with the insurers and may, in some instances, be payable to our customers.

The price, terms and availability of satellite insurance has fluctuated significantly in recent years. These fluctuations may be affected by recent satellite launch or in-orbit failures and general conditions in the insurance industry. Launch and in-orbit policies on satellites may not continue to be available on commercially reasonable terms or at all. To the extent we experience a launch or in-orbit failure that is not fully insured, or for which insurance proceeds are delayed or disputed, we may not have sufficient resources to replace the affected satellite. In addition, higher premiums on insurance policies increase costs, thereby reducing profitability. Future insurance policies may also have higher deductibles, shorter coverage periods, higher loss percentages required for constructive total loss claims and additional satellite health-related policy exclusions, all of which would reduce our expected profitability. There can be no assurance that, upon the expiration of an in-orbit insurance policy, which typically has a term of one year, we will be able to renew the policy on terms acceptable to us.

We may elect to reduce or eliminate insurance coverage for certain of our existing satellites, or elect not to obtain insurance policies for our future satellites, especially if exclusions make such policies ineffective, the costs of coverage make such insurance impractical or self-insurance is deemed more cost effective.

We derive a substantial amount of our revenues from only a few of our customers. A loss of, or default by, one or more of these major customers, or a material adverse change in any such customer’s business or financial condition, could materially reduce our future revenues and contracted backlog.

For the year ended December 31, 2020, our top five customers together accounted for approximately 63% of our revenues. At December 31, 2020, our top five backlog customers together accounted for approximately 89% of our backlog. If any of our major customers choose not to renew their contracts at the expiration of the existing terms or seek to negotiate concessions, particularly on price, it could have a material adverse effect on results of operations, business prospects and financial condition. Our customers could experience a downturn in their business or find themselves in financial difficulties, which could result in their ceasing or reducing their use of our services or becoming unable to pay for services they had contracted to buy. In addition, some of our customers’ industries are undergoing significant consolidation, and our customers may be acquired by each other or other companies, including by our competitors. Such acquisitions could adversely affect our ability to sell services to such customers and to any end-users whom they serve. Some customers have in the past defaulted, and customers may in the future default, on their obligations to us due to bankruptcy, lack of liquidity, operational failure or other reasons. Such defaults could adversely affect revenues, operating margins and cash flows. If our contracted revenue backlog is reduced due to the financial difficulties of our customers, revenues, operating margins and cash flows would be further negatively impacted.

Our business is capital intensive and we may not be able to raise adequate capital to finance our business strategies, or we may be able to do so only on terms that significantly restrict our ability to operate our business.

Implementation of our business strategy requires a substantial outlay of capital. As we pursue our business strategies and seek to respond to developments in our business and opportunities and trends in our industry, our actual capital expenditures may differ from expected capital expenditures. There can be no assurance that we will be able to satisfy capital requirements in the future. In addition, if one of our satellites failed unexpectedly, there is no assurance of insurance recovery or the timing thereof and we may need to exhaust or significantly draw upon our Amended Revolving Credit Facility or obtain additional financing to replace the satellite. If we determine we need to obtain additional funds through external financing and are unable to do so, we may be prevented from fully implementing our business strategy.

The availability and cost to us of external financing depend on a number of factors, including our credit rating and financial performance and general market conditions. Our ability to obtain financing generally may be influenced by the supply and demand characteristics of the telecommunications sector in general and of the satellite services sector in particular. Declines in expected future revenues under contracts with customers and challenging business conditions faced by our customers are among the other factors that may adversely affect our credit and access to the capital markets. Other factors that could impact our credit rating include the amount of debt in our current or future capital structure, activities associated with strategic initiatives, the health of our satellites, the success or failure of our planned launches, our expected future cash flows and the capital expenditures required to execute our business strategy. The overall impact on our financial condition of any transaction that we pursue may be negative or may be negatively perceived by the financial markets and rating agencies and may result in adverse rating agency actions with respect to our credit rating and access to the capital markets. Long-term disruptions in the capital or credit markets as a result of uncertainty or recession, changing or increased regulation or failures of significant financial institutions could adversely affect our access to capital. A credit rating downgrade or deterioration in our financial performance or general market conditions could limit our ability to obtain financing or could result in any such financing being available only at greater cost or on more restrictive terms than might otherwise be available and, in either case, could result in our deferring or reducing capital expenditures, including on new or replacement satellites.

Our satellite launches may be delayed, we may suffer launch failures or our satellites may fail to reach their planned orbital locations. Any such issue could result in the loss of a satellite or cause significant delays in the deployment of the satellite which could have a material adverse effect on our results of operations, business prospects and financial condition.

Delays in launching satellites and in the deployment of satellites are not uncommon and result from construction delays, the unavailability of reliable launch opportunities with suppliers, delays in obtaining required regulatory approvals and launch failures. If satellite construction schedules are not met, a launch opportunity may not be available at the time the satellite is ready to be launched. Satellites are also subject to certain risks related to failed launches. Launch vehicles may fail. Launch failures result in significant delays in the deployment of satellites because of the need to construct replacement satellites, which typically takes up to 30 months or longer, and to obtain another launch vehicle. A delay or perceived delay in launching a satellite, or replacing a satellite, may cause our current customers to move to another satellite provider if they determine that the delay may cause an interruption in continuous service. In addition, our contracts with customers who purchase or reserve satellite capacity may allow the customers to terminate their contracts in the event of a delay. Any such termination would require us to refund any prepayment we may have received, and would result in a reduction in our contracted backlog and would delay or prevent us from securing the commercial benefits of the new satellite. Launch vehicles may also underperform, in which case the satellite may be lost or, if it can be placed into service by using its onboard propulsion systems to reach the desired orbit or orbital location, will have a shorter useful life. Any launch failure, underperformance, delay or perceived delay could have a material adverse effect on results of operations, business prospects and financial condition.

Replacing a satellite upon the end of its service life will require us to make significant expenditures and may require us to obtain shareholder approval and we may choose not to, or be unable to, replace some of our satellites upon their end of life.

To ensure no disruption in our GEO business and to prevent loss of customers, we will be required to commence construction of a replacement satellite approximately five years prior to the expected end of service life of the satellite then in orbit. Typically, the construction, launch and insurance of a GEO satellite costs in the range of US$250,000,000 to US$300,000,000. There is no assurance that we will have sufficient cash, cash flow or be able to obtain third-party or shareholder financing to fund such expenditures on favorable terms, if at all, or that we will obtain shareholder approval to procure replacement satellites.

Certain of our satellites are nearing their expected end-of-orbital maneuver lives. See “Property, plants and equipment – In-orbit satellites” for more information on the expected end-of-orbital maneuver lives of our satellites. Should we not have sufficient funds available to replace those satellites or should we not receive approval from our shareholders to purchase replacement satellites, it could have a material adverse effect on our results of operations, business prospects and financial condition. In order to justify the cost of replacing a satellite at the end of its life, there must be sufficient demand for services, and sufficient spectrum available to us to provide those services, such that a reasonable business case can be made for its replacement. If there is insufficient demand for a replacement, or if we do not have sufficient spectrum available to us, as a result of the repurposing of C-band spectrum for terrestrial use or otherwise, we may choose not to replace a satellite at the end of its life.

We may experience a failure of ground operations infrastructure or interference with our satellite signals that impairs the commercial performance of, or the services delivered over, our satellites or the satellites of other operators for whom we provide ground services, which could result in a material loss of revenues.

We operate an extensive ground infrastructure including our satellite control centre in Ottawa, our main earth station and back up satellite control facility at Allan Park, nine earth stations throughout Canada, one teleport located in the U.S. and one in Brazil. These ground facilities are used for controlling our satellites and/or for the provision of end-to-end services to our customers.

We may experience a partial or total loss of one or more of these facilities due to natural disasters (tornado, flood, hurricane or other such acts of God), fire, acts of war or terrorism or other catastrophic events. A failure at any of these facilities would cause a significant loss of service for our customers. Additionally, we may experience a failure in the necessary equipment at the satellite control centre, at the back-up facility, or in the communications links between these facilities and remote earth station facilities. A failure or operator error affecting tracking, telemetry and control operations might lead to a breakdown in the ability to communicate with one or more satellites or cause the transmission of incorrect instructions to the affected satellite(s), which could lead to a temporary or permanent degradation in satellite performance or to the loss of one or more satellites. Intentional or non-intentional electromagnetic or radio frequency interference could result in a failure of our ability to deliver satellite services to customers. A failure at any of our facilities or in the communications links between facilities or interference with our satellite signal could cause revenues and backlog to decline materially and could adversely affect our ability to market our services and generate future revenues and profit.

We purchase equipment from third-party suppliers and depend on those suppliers to deliver, maintain and support these products to the contracted specifications in order for us to meet our service commitments to our customers. We may experience difficulty if these suppliers do not meet their obligations to deliver and support this equipment. We may also experience difficulty or failure when implementing, operating and maintaining this equipment, or when providing services using this equipment. This difficulty or failure may lead to delays in implementing services, service interruptions or degradations in service, which could cause revenues and backlog to decline materially and could adversely affect our ability to market our services and generate future revenues and profit.

Our dependence on outside contractors could result in delays related to the design, manufacture and launch of our new satellites, or could limit our ability to sell our services, which could adversely affect operating results and prospects.

Any delays in the design, construction or launch of our satellites could have a material adverse effect on our results of operations, business prospects and financial condition. There is a limited number of manufacturers that are able to design and build satellites according to the technical specifications and standards of quality we require, including Airbus Defence and Space, Thales Alenia Space, Boeing, Lockheed Martin, MELCO, Orbital and SS/L. We also rely on the manufacturers of our satellites to provide support throughout the life of the satellite in the event we should suffer an anomaly. If any of our manufacturers’ businesses fail, it could adversely impact our ability to overcome a satellite anomaly and maintain our satellites in service, in whole or in part. There is also a limited number of suppliers able to launch such satellites, including International Launch Services, Arianespace, Mitsubishi Heavy Industries, SpaceX and Lockheed Martin. Should any of our manufacturers’ or launch suppliers’ businesses fail, it would reduce competition and could increase the cost of satellites and launch services. Adverse events with respect to any of our manufacturers or launch suppliers could also result in the delay of the design, construction or launch of satellites.

General economic conditions may also affect the ability of our manufacturers and launch suppliers to provide services on commercially reasonable terms or to fulfil their obligations in terms of manufacturing schedules, launch dates, pricing or other items. Even where alternate suppliers for such services are available, we may have difficulty identifying them in a timely manner, we may incur significant additional expense in changing suppliers, and this could result in difficulties or delays in the design, construction or launch of satellites.

Changes in consumer demand for traditional television services and expansion of terrestrial networks have adversely impacted the growth in subscribers to DTH television services in North America, which may adversely impact our future revenues.

A substantial amount of our revenue is earned from customers who use our services to provide DTH television services to the public in North America. For the year ended December 31, 2020, approximately 94% of our broadcast revenue was derived from North American DTH television services. For various reasons, the number of DTH subscribers to whom our customers provide services has been decreasing. In many regions of the world, including North America, the terrestrial networks with which we compete continue to expand. Terrestrial networks have advantages over traditional DTH services for the delivery of two-way services, such as on-demand video services. Moreover, one of our largest DTH customers also has a substantial fiber terrestrial broadcast distribution network that it is continuing to expand, which has led to certain of their own DTH customers migrating to their terrestrial network. The migration of DTH customers to terrestrial networks, in order to access improved two-way services or for other reasons, could decrease the demand for our services, adversely impacting our future revenue and financial performance.

The growth of “over-the-top” (“OTT”) video distribution (e.g., Netflix) may also have an adverse impact on our business. OTT distribution is an on-demand (i.e., non-linear) platform that provides delivery of broadcasting services to consumers through an internet service provider that may not be involved in the control or distribution of the content itself. The growth of OTT distribution may have a negative impact on the demand for the services of some of our large DTH customers, which could result in lower demand for our satellite capacity.

Reductions in government spending could reduce demand for our services.

Governments, in particular the U.S. government, purchase a substantial amount of satellite services from commercial satellite operators, including us. Spending authorizations for defense-related and other programs by the U.S. government have fluctuated in the past, and future levels of expenditures and authorizations for these programs may decrease, remain constant or shift to programs in areas where we do not currently provide services. To the extent the U.S. government and its agencies reduce spending on commercial satellite services, this could adversely affect our revenue and operating margins. Many governments provide funding for satellite services that are used to provide broadband connectivity to rural and remote communities and those with limited terrestrial infrastructure. To the extent these governments reduce spending on satellite services, as a result of the need to reduce overall spending during periods of fiscal restraint, to reduce budget deficits or otherwise, demand for our services could decrease which could adversely affect revenue, the prices we are able to charge for our services and results of operations, business prospects and financial condition.

Our failure to maintain or obtain authorizations under and comply with the U.S. export control and trade sanctions laws and regulations could have a material adverse effect on results of operations, business prospects and financial condition.

The export of satellites and technical data related to satellites, earth station equipment and provision of services are subject to U.S. export control and economic sanctions laws, implemented by U.S. State Department, Department of Commerce and Department of the Treasury regulations. If we do not maintain our existing authorizations or obtain necessary future authorizations under the export control laws and regulations of the U.S., we may be unable to export technical data or equipment to non-U.S. persons and companies, including to our own non-U.S. employees, as required to fulfil existing contracts. If we do not maintain our existing authorizations or obtain necessary future authorizations under the trade sanctions laws and regulations of the U.S., we may not be able to provide satellite capacity and related administrative services to certain countries subject to U.S. sanctions. Our ability to acquire new U.S.-manufactured satellites, procure launch services and launch new satellites, operate existing satellites, obtain insurance and pursue our rights under insurance policies or conduct our satellite-related operations and consulting activities could also be negatively affected if we and our suppliers are not able to obtain and maintain required U.S. export authorizations.

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

The availability of satellite capacity has fluctuated over time, characterized by periods of undersupply of capacity, followed by periods of substantial new satellite construction which is, in turn, followed by an oversupply of available capacity. The industry appears to be currently experiencing a period of oversupply. Given the number of new satellites launched over the past several years, many of which contain high throughput payloads, as well as the number of satellite constellations being deployed and under development, unless we experience a corresponding increase in demand, the next several years are likely to continue to be characterized by an oversupply of capacity. In addition, changes in technology could introduce a substantial amount of new capacity into the market, further exacerbating the oversupply problem. An oversupply of capacity leads to a decrease in rates charged for satellite services which could adversely affect our results of operations and cash flows.

Developments that we expect to support the growth in demand for satellite services, such as continued growth in corporate data and internet traffic, may fail to materialize or may not occur in the manner or to the extent we anticipate.

We are subject to risks associated with doing business internationally.

Our operations internationally are subject to risks that are inherent in conducting business globally. It is subject to compliance with the U.S. Foreign Corrupt Practices Act (“FCPA”) and other similar anti-corruption laws, which generally prohibit companies and their intermediaries from making improper payments to foreign government officials for the purpose of obtaining or retaining business. While our employees and contractors are required to comply with these laws, we cannot be sure that our internal policies and procedures will always protect us from violations of these laws, despite our commitment to legal compliance and corporate ethics. Violations of these laws may result in severe criminal and civil sanctions as well as other penalties, and the U.S. Securities and Exchange Commission and U.S. Department of Justice have increased their enforcement activities with respect to the FCPA. The occurrence or allegation of these types of risks may adversely affect our business, performance, financial condition, and results of operations.

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

A substantial portion of our business is in the Canadian domestic market. This market is characterized by increasing competition among satellite providers and rapid technological development. The Canadian Government opened Canadian satellite markets to foreign satellite operators for the provision of fixed-satellite services (“FSS”), with the exception of DTH television services provided through FSS, as part of its 1998 World Trade Organization (“WTO”) commitments to liberalize trade in basic telecommunications services, and in September 2005 revised its satellite-use policy to permit the use of foreign-licensed satellites for digital audio radio services in Canada. Further liberalization of the policy may occur and could result in increased competition in Canadian satellite markets. Historically, the Canadian regulatory framework has required the use of Canadian-licensed satellites for the delivery of DTH in Canada whether through FSS or direct broadcast satellite (“DBS”) facilities. It is possible that this framework could change and allow non-Canadian satellite operators that have adequate service coverage in Canadian territory to compete for future business from our DTH customers.

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

A failure to compete effectively could result in a loss of revenues and a decline in profitability, a decrease in the value of our business and a downgrade of our credit rating, which would restrict our access to the capital markets.

Spectrum values historically have been volatile, which could cause the value of our business to fluctuate.

A material amount of our asset value is derived from our spectrum authorizations. Valuations of spectrum in other frequency bands historically have been volatile, and we cannot predict any future change in the value of our spectrum and other assets. In addition, to the extent that the ITU or any governmental authority takes action that makes additional spectrum available or promotes the more flexible use or greater availability of existing satellite or terrestrial spectrum allocations, for example, by means of spectrum leasing or new spectrum sales, the availability of such additional spectrum could reduce the value of our spectrum authorizations and, as a result, the value of our business.

Changes in technology could have a material adverse effect on our results of operations, business prospects and financial condition.

The implementation of new technologies that can provide increased capacity to end-users at lower cost may reduce demand for our services. Many of the new satellites deployed over the last several years and replacement satellites expected to be deployed in the near term will be high throughput satellites, which are able to transmit substantially more data than pre-existing satellites or may include high throughput payloads. These satellites may decrease demand and/or prices for traditional satellite capacity. While we own the high throughput Canadian payload on ViaSat-1, and have incorporated high throughput payloads on our Telstar 12 VANTAGE satellite, Telstar 18 VANTAGE and Telstar 19 VANTAGE satellites, the introduction of more, and more capable, HTS by other operators into the markets in which we participate could have a material adverse effect on results of operations, business prospects and financial condition.

A number of non-geostationary (“NGSO”) satellite projects are in development, production, or in the process of being deployed which, if implemented successfully, could have significant advantages over geostationary satellite systems, in particular for latency sensitive applications. These projects have the potential to substantially increase the amount of available capacity in the marketplace, decreasing demand for geostationary satellite services. In addition to new satellite technologies, new projects which could compete with traditional satellite services have recently been announced, including for the provision of telecommunications services using balloons or drones.

Improvements in existing technologies could also adversely impact the demand for satellite services. For example, improvements in signal compression could allow our customers to transmit the same amount of data using a reduced amount of capacity, which could decrease demand for our services.

Interruption or failure of, or cyber-attacks on, our information technology and communication systems, data breaches, data theft, unauthorized access or hacking could materially harm our reputation and ability to operate our business effectively, any of which could harm our business and operating results.

Our success depends, in part, on the secure and uninterrupted performance of our information technology and communications systems, which are an integral part of our business. We rely on our information and communications systems, as well as on software applications developed internally and externally, to effectively manage our accounting and financial functions, including maintaining our internal controls, operate our satellites and satellites for third parties, provide consulting services to customers, transmit customer’s proprietary and/or confidential content and assist with other operations, among other things. An increasing number of companies have disclosed breaches of their security, some of which have involved sophisticated and highly targeted attacks on their computer networks. Because the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems, change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. If unauthorized parties gain access to our information technology systems, they may be able to misappropriate assets, including confidential trade secrets and intellectual property assets, which could be used to compete against our business and otherwise adversely impact our competitive position. They could also access sensitive information (such as personally identifiable information of our customers, business partners and employees), cause interruption in our operations, corruption of data or computers, or otherwise damage our reputation and business. In such circumstances, we could be held liable to our customers or other parties, or be subject to regulatory or other actions for breaching privacy rules.

While we continue to bolster our systems with additional security measures and, working with external experts, mitigate the risk of security breaches, our systems may be vulnerable to theft, loss, damage and interruption from a number of potential sources and events, including unauthorized access or security breaches, inclement weather, natural or man-made disasters, earthquakes, explosions, terrorist attacks, floods, fires, cyber-attacks, computer viruses, power loss, telecommunications or equipment failures, transportation interruptions, accidents or other disruptive events or attempts to harm our systems. In addition, our facilities are potentially vulnerable to break-ins, sabotage and intentional acts of vandalism. Our disaster recovery planning cannot account for all eventualities. Our business and operations could be adversely affected if, as a result of a significant cyber event or otherwise, our operations are disrupted or shutdown, confidential or proprietary information is stolen or disclosed, we lose customers, we incur costs or are required to pay fines in connection with confidential or export-controlled information that is disclosed, we must dedicate significant resources to system repairs or increase cyber security protection or we otherwise incur significant litigation or other costs as a result of any such event. A serious disruption to our systems could significantly limit our ability to manage and operate our business efficiently, which in turn could have a material adverse effect on our business, reputation, results of operations and financial condition. Furthermore, any compromise of our security could result in a loss of confidence in our security measures, and subject us to litigation, civil or criminal penalties, and negative publicity that could adversely affect our financial condition and results of operations.

The pandemic caused by the current outbreak of a novel strain of coronavirus (“COVID-19”) could have a material adverse effect on our business, financial condition and results of operations.

Our business and results of operation have been and may continue to be adversely affected by the current outbreak of COVID-19, and by measures taken to prevent its spread, including restrictions on travel, imposition of quarantines, cancellation of events, remote working, and closure of workplaces and other businesses. Our business and results of operations may also be negatively impacted by the adverse effect that COVID-19 has had and may continue to have on global economic activity, which may include a period of prolonged global or regional economic slowdowns or recessions. The extent of the impact of COVID-19 is subject to change and is dependent on many factors, including the duration of the pandemic, the success and timing of the vaccination rollout, and the measures that may be implemented by, or that may be imposed upon, us, our customers and our suppliers in response to the pandemic, and is therefore difficult to predict. COVID-19 could also impact our ability to attract capital to finance business strategies, such as the development of our Telesat Lightspeed constellation and its related network, and also could increase our cost of borrowing.

As previously disclosed, our customers in the maritime and aeronautical markets have been significantly impacted by the COVID-19 pandemic and measures implemented in response to it. At the request of some of these customers, we have agreed to amend the terms of certain of their contracts to mitigate the adverse financial impact COVID-19 is having on their respective businesses. Other customers may make similar requests in the future and we may enter into similar arrangements. The arrangements we have entered into, and may enter into in the future, will have an adverse impact on our revenues in the near term. In addition, certain of our maritime and aeronautical customers commenced voluntary bankruptcy proceedings. As a result, we had to record a provision for bad debt expense for certain accounts receivables with these customers given the risk that we may not receive payment for all, or substantially all, of the amounts owed to us. Further, bankruptcy laws permit the party in bankruptcy to choose to reject any existing contracts they have entered into. To the extent they choose to reject the contracts they have with us, our customers’ obligations under those contracts would be voided and our revenues would be adversely impacted. Moreover, we may not be able to sell the resulting excess capacity on favorable terms, if at all. The adverse effects of the COVID-19 pandemic could result in some of our other customers entering into bankruptcy in the future, or otherwise defaulting on their obligation to pay for our services, including the customers to whom we have provided contractual relief. In any of these circumstances, our revenues, operating income and cash flows would be negatively impacted.

We purchase equipment from third-party suppliers and depend on those suppliers to deliver, maintain and support these products to the contracted specifications in order to meet our service commitments to our customers. Additionally, we are currently developing an advanced Telesat Lightspeed constellation consisting of several hundred satellites in non-geostationary orbit. There are a limited number of manufacturers that are able to design and build satellites and ground terminals according to the technical specifications and standards of quality we require and a limited number of launch providers that are able to launch our satellites. If our suppliers do not meet their obligations to deliver and support their equipment due to operational challenges, temporary or permanent shut downs, severe financial hardship or bankruptcy due to the COVID-19 pandemic, or disruptions in their own supply chains, our ability to meet our service commitments to our customers may be adversely affected and the design, construction or launch of the Telesat Lightspeed constellation or components of the network that support it may be delayed.

Our corporate headquarters, and many of our other offices and facilities, are located in jurisdictions that have instituted work from home and social distancing requirements. These restrictions have adversely impacted the ability of our employees to travel to their places of work, to customer locations and to supplier facilities. We enacted a work from home policy for our employees effective March 16, 2020, which is ongoing. We have implemented processes that allow for a minimum number of employees present at our facilities, primarily in an attempt to further ensure that our satellite control and network operations are not impacted. To date, we have maintained our operations without any known material adverse impact on operations. However, the future effects of the COVID-19 pandemic are dependent on a number of factors, including the duration and severity of the COVID-19 pandemic, whether a significant number of our employees supporting critical operations contract COVID-19, whether the current measures to prevent the spread of COVID-19 continue, and whether new restrictions are imposed, and, as a result, the extent of the continuing impact of the COVID-19 pandemic on our business and results of operation is difficult to predict. In the event that our ability to operate our business was adversely impacted by the COVID-19 pandemic or by measures taken to prevent its spread, our revenue and financial performance could be adversely affected.

We may pursue acquisitions, dispositions and strategic transactions which could result in the incurrence of additional costs, liabilities or expenses in connection with the implementation of such transactions.

In the future, we may pursue acquisitions, dispositions and strategic transactions, which may include joint ventures and strategic relations, as well as business combinations or the acquisition or disposition of assets. Acquisitions, dispositions and strategic transactions involve a number of risks, including: potential disruption of ongoing business; distraction of management; may result in our being more leveraged; the anticipated benefits and cost savings of those transactions may not be realized fully or at all or may take longer to realize than expected; increasing the scope and complexity of our operations; and loss or reduction of control over certain of our assets. See – Risks Related to the Roll-Up Transaction.

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

We rely on a number of key employees, including members of management and certain other employees possessing unique experience in technical and commercial aspects of the satellite services business. If we are unable to retain these employees, we could be difficult to replace them. In addition, our business, with its constant technological developments, must continue to attract highly qualified and technically skilled employees. In the future, if we were unable to retain or replace our key employees, or if we were unable to attract new highly qualified employees, we could have a material adverse effect on results of operations, business prospects and financial condition.

Our future reported net income and asset values could be adversely affected by impairments of the value of goodwill and intangible assets.

The assets listed on our consolidated balance sheet as at December 31, 2020 include goodwill with a carrying value of approximately $2,446.6 million and other intangible assets with a carrying value of approximately $779.2 million. Goodwill and other intangible assets are qualitatively assessed for indicators of impairment. If the qualitative assessment concludes an indication of impairment, a quantitative impairment test of goodwill and other intangible assets (such as orbital locations) with indefinite useful lives is undertaken. We measure for the quantitative impairment test using a projected discounted cash flow method and confirms the assessment using other valuation methods. If the asset’s carrying value is more than its recoverable amount, the difference is recorded as a reduction in the amount of the asset on the balance sheet and an impairment charge in the statement of income. Quantitative testing for impairment requires significant judgment by management to determine the assumptions used in the impairment analysis. Any changes in the assumptions used could have a material impact on the impairment analysis and result in an impairment charge. We cannot predict whether an event that triggers impairment will occur, when it will occur or how it will affect the reported asset values. If our goodwill or other intangible assets are deemed to be impaired in whole or in part, we could be required to reduce or write-off such assets, which could have a material adverse effect on our financial condition.

Significant changes in exchange rates could have a material adverse effect on financial results.

Our main foreign currency exposures as of December 31, 2020 lie in our U.S. dollar-denominated debt financing and cash and cash equivalents. In addition, approximately 52.9% of revenue, 45.6% of operating expenses, 100.0% of interest expense on indebtedness and the majority of capital expenditures were denominated in U.S. dollars for the year ended December 31, 2020.

As a result of an increase in the value of the Canadian dollar against the U.S. dollar at December 31, 2020 compared to December 31, 2019, we recorded a foreign exchange gain of approximately $47.6 million for the year ended December 31, 2020. A five percent increase (decrease) in the value of the U.S. dollar against the Canadian dollar would have increased (decreased) indebtedness and (decreased) increased net income as at December 31, 2020 by $159.2 million. A five percent increase (decrease) in the value of the U.S. dollar against the Canadian dollar would have increased (decreased) cash and cash equivalents by $36.8 million, increased (decreased) net income by $2.1 million and increased (decreased) other comprehensive income by $34.7 million as at December 31, 2020. In addition, for the year ended December 31, 2020, a five percent increase (decrease) in the value of the U.S. dollar against the Canadian dollar would have increased (decreased) revenue by $21.7 million, operating expenses by $4.1 million, and interest expense by $8.8 million. These analyses assume that all other variables remain constant.

A portion of our revenues comes from contracts which are denominated in Brazilian Reais. Any decrease in the value of the Brazilian Reais against the Canadian dollar would reduce revenues.

Significant changes in exchange rates could materially increase our interest and other payment obligations under our financing arrangements.

As at December 31, 2020, the Canadian dollar equivalent of our debt, excluding deferred financing costs and prepayment options, was $3,184.8 million. As at December 31, 2020, if the value of the Canadian dollar against the U.S. dollar increased (decreased) by $0.01, indebtedness would have decreased (increased) by $25.0 million. Changes in exchange rates impact the amount that we pay in interest, and may significantly increase the amount that we are required to pay in Canadian dollar terms to redeem our Senior Secured Notes or Senior Notes, either at maturity, or earlier if redemption rights are exercised or other events occur which require us to offer to purchase our Senior Secured Notes or Senior Notes prior to maturity, and to repay funds drawn under the Senior Secured Credit Facilities.

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

Changes in tax laws and unanticipated tax liabilities could adversely affect profitability.

We are subject to taxes in Canada and numerous foreign jurisdictions. Our tax liabilities could be adversely affected in the future by a number of factors, including changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities, changes in tax laws, and the outcome of tax audits in various jurisdictions around the world. Many of the countries in which we do business have or are expected to adopt changes to tax laws as a result of the Base Erosion and Profit Shifting final proposals from the Organization for Economic Co-operation and Development and specific country anti-avoidance initiatives. Such tax law changes increase uncertainty and may adversely affect our tax provision. We regularly assess all of these matters to determine the adequacy of our tax provision, which is subject to significant judgment.

Risks Relating to Our LEO Constellation

There are numerous risks and uncertainties associated with our business, including our planned Telesat Lightspeed constellation. We may be unable to raise sufficient capital to fund Telesat Lightspeed, we may ultimately choose to not proceed with the project, or we may proceed with the project and it may not be successful, any of which could have a material adverse effect on our results of operations, business prospects and financial condition.

We are currently developing an advanced low earth orbit satellite network consisting of several hundred satellites in NGSO. There are numerous risks and uncertainties associated with NGSO constellations generally and with our Telesat Lightspeed constellation.

NGSO constellations are complex. In order to operate successfully and deliver a high-quality service, all components of the system, both on the ground and in space, must be integrated seamlessly and efficiently. Unlike most traditional geostationary satellites currently in use, which rely on legacy, space-tested hardware and established ground equipment infrastructures, some of the technology necessary for the successful operation of a LEO Constellation, in particular our Telesat Lightspeed constellation, is still in development. Our Telesat Lightspeed constellation design incorporates leading-edge satellite technologies, including on-board data processing, multi-beam phased array antennas and optical inter-satellite links; these are technologies that have not been fully developed for space applications at the scale, levels of performance and price points that are required for the successful operation and commercialization of our Telesat Lightspeed constellation. In addition, in order to provide a competitive service in certain of the customer segments we plan to serve, it requires advances in ground terminal design and manufacturing, particularly electronic flat panel antennas capable of acquiring and tracking LEO satellites. If our Telesat Lightspeed constellation does not deliver the required quality of service at prices that are competitive relative to other satellite providers and alternative products, it may not be able to acquire customers and establish a successful business. It is possible that we may not be able to overcome the technological hurdles required to complete the planned Telesat Lightspeed constellation, or due to technological issues the Telesat Lightspeed constellation may not operate as planned.

The implementation of our planned Telesat Lightspeed constellation will require a substantial outlay of capital and we may not be able to raise sufficient capital to successfully develop and commercialize the project. See “—Our business is capital intensive and we may not be able to raise adequate capital to finance our business strategies, or we may be able to do so only on terms that significantly restrict our ability to operate our business”. While we have entered into agreements with Thales Alenia Space to be the prime manufacturer for the Telesat Lightspeed constellation and with MDA to manufacture the phased array antennas, the execution of the definitive manufacturing agreements with Thales Alenia Space and MDA, the commencement of full construction activities and the final constellation deployment schedule are subject to, and conditional upon, the progress of the financing for the program. Similarly, while we have announced that the Government of Quebec (GoQ) intends to invest $400 million into our planned Telesat Lightspeed constellation, that investment is subject to a number of conditions including the entering into of a further, definitive agreement, which, for various reasons, may not occur. If unable to raise sufficient capital, we will not be able to build and deploy our Telesat Lightspeed Constellation. In addition, if we are successful in raising sufficient capital to fund the Telesat Lightspeed constellation and the constellation does not operate as expected or is otherwise commercially unsuccessful, it could result in a material adverse effect on our operations, business prospects and financial condition.

Our planned Telesat Lightspeed constellation will require us to develop significant commercial and service operational capabilities. Failure to effectively develop such operational capabilities could cause our Telesat Lightspeed constellation to fail to achieve commercial viability and could have a material adverse effect on our operations, business prospects and financial condition.

Our planned Telesat Lightspeed constellation will offer an end-to-end network service with responsibility from the Point of Presence, where the constellation connects to the terrestrial internet, to the end-user’s terminal. This contrasts with our current GEO satellites, from which we currently derive a majority of our revenue, where we primarily provide customers with access to our GEO satellites, and customers then combine this capacity with ground (hub) equipment to create a connectivity service. Our failure to develop new supporting technologies, processes and procedures, competencies, and other capabilities to support the Telesat Lightspeed constellation may materially impact our ability to monetize the Telesat Lightspeed Constellation. Additionally, our Telesat Lightspeed constellation will require an advanced ecosystem to support LEO installation, including terminals and related installs, which does not currently exist.

Our effective monetization of our Telesat Lightspeed constellation may require us to provide ancillary services to combine with our LEO services, as customers may demand these services to create a complete solution for the communications requirements. Some examples of ancillary services are trained third parties who can install and maintain our LEO terminals. We do not currently have these capabilities, and may be required either to develop such capabilities in house or partner with third parties to deliver these capabilities, and we cannot assure you that we will be able to successfully harness such capabilities.

A material part of our anticipated revenues from our planned Telesat Lightspeed constellation will come from geographies where we do not have a significant presence today, including Europe, Africa and Asia, and the expansion of our capabilities in other geographies where we currently have operations. Our failure to expand our sales and distribution capabilities in these geographies could cause the Telesat Lightspeed constellation to fail to achieve commercial viability.

In order to effectively operate our planned Telesat Lightspeed constellation, we will be required to develop and expand certain business operations capabilities, including management of inventory, tracking service installation and commissioning, network monitoring and customer call resolution. We will also need to develop new network capabilities to provision terminals, manage bandwidth and monitor these services. If we are unable to develop these capabilities, we may be unable to provide customers with a level of service sufficient to support the Telesat Lightspeed constellation’s adoption. The development and deployment of our Telesat Lightspeed constellation may place a significant burden on our management and other internal resources. The diversion of management’s attention and internal resources to our Telesat Lightspeed constellation and away from existing operations could harm business and operating results.

Even if we are able to successfully build and deploy the Telesat Lightspeed constellation, we may nonetheless fail to generate anticipated revenues due to slow market adoption or because the total addressable market for the Telesat Lightspeed constellation may be smaller than we expect.

Our projected revenues from our Telesat Lightspeed constellation are based on the anticipated expansion of the market for satellite services as the availability for higher quality, lower priced services will lead to increased uses of satellite services. However, there may be factors, both internal to and extraneous to the development and deployment of our LEO satellites, that slow market adoption of LEO Constellations and cause our LEO revenues to be lower than anticipated. LEO antennas require much greater clearance than GEO antennas because LEO satellites are in constant motion from the perspective of the earth. This may mean that LEO antennas are more difficult to install than anticipated, which could limit the adoption of LEO technology. LEO Constellations may also suffer a lack of service availability because heavy rains result in service outages at Ka-band, and the level and frequency of outages may negatively impact the size of the market for LEO services. Additionally, LEO is a new technology, and many potential customers may not be willing to purchase LEO services until this new technology obtains widespread adoption. In particular, if sufficient LEO terminals are not installed prior to the commencement of global service, it could lead to a failure to achieve anticipated revenues on a timeline that supports our LEO Constellation’s commercial viability. Moreover, certain users, particularly governments, may have requirements, including security requirements that we are unable to meet, leading to lack of access to important markets.

Our business plan for the Telesat Lightspeed constellation is based on our own analysis of the total addressable market (“TAM”) for the constellations services. It is possible that our analysis of the TAM for the Telesat Lightspeed constellation is inaccurate and the TAM could be materially smaller than our analysis suggested.

Although we believe there is a significant market for the services we expect to provide with our Telesat Lightspeed constellation, we may not be able to attract enough customers to make the project successful and earn a sufficient return on investment, which could have a material adverse effect on our business prospects and financial condition.

We face robust competition to build and effectively deploy our Telesat Lightspeed constellation, and/or the pursuit of a LEO Constellation may negatively impact our existing business. We also face increasing competition in our existing services.

Our Telesat Lightspeed constellation will also compete with NGSO satellite projects announced by other companies, including OneWeb, SpaceX, SES/O3b, Amazon and others, as well as country-sponsored projects in China and Russia. Some of these potential competitors to our system have greater access to capital than we have and/or may be at a more advanced stage of development. For example, China and Russia have access to larger amounts of capital and have government-owned satellite manufacturing and launch facilities at their disposal. SpaceX and Amazon are much larger than we are, have more diverse sources of revenue and have substantially greater financial resources than we do.

Many of our competitors have greater access to launch capabilities than we do. OneWeb has already launched dozens of satellites into their constellation and SpaceX has launched over one thousand satellites. Both have announced that they will continue to regularly launch satellites well in advance of when we are expected to begin deploying significant numbers of additional satellites as part of the LEO Constellation. SpaceX has its own in-house launch capability. Blue Origin, a company owned by Amazon’s Chairman, current CEO and largest shareholder, Jeff Bezos, is significantly advanced in its development of launch vehicles. Each of Amazon’s and SpaceX’s greater access to launch vehicles for its own satellites may give it an advantage over us since we do not have in-house capability to launch our own satellites. In the event SpaceX or Blue Origin do not make their launch vehicles available to us, our access to economically feasible launch vehicles for our Telesat Lightspeed constellation may be limited.

Additionally, some of our competitors are already providing beta service on their LEO constellations and we believe we will not be the first LEO Constellation to market. If our competitors are able to establish operational constellations before we do, it may be more difficult for us to attract customers for our constellation. Further, to the extent their constellations make use of Ka-band spectrum, as SpaceX and OneWeb have indicated they will, it may limit our access to sufficient Ka-band spectrum to operate our Telesat Lightspeed constellation efficiently and profitably (See “Risks Relating to Regulatory Matters”). We also anticipate that we will compete with OneWeb, SpaceX, Amazon and other developers of NGSO satellite projects for human capital, and our failure to recruit and retain a workforce capable of developing and deploying our planned Telesat Lightspeed constellation may cause us to fail to successfully monetize our Telesat Lightspeed constellation.

If successfully implemented, our Telesat Lightspeed constellation may decrease demand for our other satellite services. See “—Changes in technology could have a material adverse effect on our results of operations, business prospects and financial condition.” Beyond the risk that our Telesat Lightspeed constellation decreases demand for our existing services, we face competition in the GEO and MEO segments, and our failure to compete in these markets could result in a material adverse effect on our operations, business prospects and financial condition.

There are numerous risks related to monetizing C-band spectrum, and we may not be able to do so in a timely way or at all.

On February 28, 2020, in the U.S., the FCC approved its Report and Order on Expanding Flexible use of the 3.7 to 4.2 GHz band, which Report and Order was released on March 3, 2020. The Report and Order indicated that we could receive as much as US$344,400,000 from the repurposing of C-band spectrum. We must take the necessary steps, as proscribed by the Report and Order, to clear the 3700 – 4000 MHz spectrum so that it can be used for 5G without interfering with those who will continue to receive C-band signals from our satellites (See “Business—Our Growth Strategy, Leverage Our Valuable Spectrum Rights to Support Investment in Our Growth Initiatives”). If we are unable to fulfill this condition, we would not be entitled to any proceeds.

On August 27, 2020, ISED launched a public consultation on a similar repurposing of C-band spectrum in Canada. In the consultation document, the Canadian government put forward a proposal to repurpose 60% of C-band spectrum for 5G and rural broadband where the satellite operators would not receive any compensation. The Canadian government included a proposal put forward by us, whereby – as the sole C-band licensee in Canada – we would accelerate the clearing of 60% of C-band spectrum for 5G and be fully responsible for the clearing of the spectrum. In return, we would receive a license for 3700-3900 MHz, which we would sell to the wireless carriers. Comments were submitted to the Canadian government on October 26, 2020 and Reply Comments were submitted on November 30, 2020. We anticipate a decision in 2021. There is no guarantee we will receive any proceeds or funding through this spectrum proceeding in Canada.

If we do not obtain required security clearances from, and comply with any agreements entered into with, the U.S. Department of Defense, or if we do not comply with U.S. law, we may not be able to continue to sell our LEO services to the U.S. Government.

To participate in classified U.S. government programs, we may seek and obtain security clearances for one or more of our subsidiaries from the U.S. Department of Defense. Given our foreign domestication, we may be required to enter into one or more agreements with the U.S. government that may limit our ability to control the operations of this subsidiary, as required under the national security laws and regulations of the U.S. If we do not obtain these security clearances, our ability to sell LEO services to the U.S. Government will be limited. As a result, our business could be materially and adversely affected.

Risks Relating to Regulatory Matters

Our operations may be limited or precluded by ITU rules or processes, and it is required to coordinate our operations with those of other satellite operators.

The ITU, a specialized United Nations agency, regulates the global allocation of radio frequency spectrum and the registration of radio frequency assignments at any associated satellite orbit. We participate in the activities of the ITU; however, only national administrations have full standing as ITU members. Consequently, we must rely on the relevant government administrations to represent our interests.

Access to the radio frequency spectrum is governed by the ITU Radio Regulations, established in accordance with an international treaty, which contains the rules concerning frequency allocations and the procedure to obtain rights to use radio frequency assignments. The ITU Radio Regulations are periodically reviewed and revised at World Radiocommunication Conferences (“WRC”), which take place typically every three to four years. Terrestrial operators are increasingly seeking additional radio frequency assignments, including frequencies currently designated for exclusive or shared use by satellite systems, to support the increasing demand for terrestrial services. As a result, we cannot guarantee that the ITU will not change its allocation decisions and rules in the future in a way that could limit or preclude our use of some or all of our existing or future spectrum.

The ITU Radio Regulations define the coordination, notification and recording procedures to obtain rights to use frequencies, including those frequencies used by our GEO satellites, and our planned Telesat Lightspeed constellation. In most of the frequency bands used or intended to be used by us, a “first-come, first-served” procedure applies among GSO systems or among NGSO systems where by earlier-registered satellite systems are protected from interference due to later-registered satellite systems. Between NGSO and GSO, in some cases NGSO must protect GSO and in some cases a “first-come, first-served” procedure applies. In order to comply with these rules, we must coordinate the operation of our satellites, including any replacement satellite that has performance characteristics that are different from those of the satellite it replaces, with other satellites. This process requires potentially lengthy and costly negotiations with parties who operate or intend to operate satellites that could affect or be affected by our satellites.

In certain countries, a failure to resolve coordination issues is used by regulators as a justification to limit or condition market access by foreign satellite operators. In addition, while the ITU Radio Regulations require later-in-time systems to coordinate their operations with ours, we cannot guarantee that other operators will conduct their operations so as to avoid transmitting any signals that would cause harmful interference to the signals that we, or our customers, transmit. In the extreme, this interference could require us to take steps, or pay or refund amounts to customers that could have a material adverse effect on results of operations, business prospects and financial condition. The ITU’s Radio Regulations do not contain mandatory dispute resolution or enforcement regulations and neither the ITU specifically, nor international law generally, provides clear remedies if the ITU coordination process fails. Failure to coordinate our satellites’ frequencies successfully or to obtain or maintain other required regulatory approvals could have an adverse effect on results of operations, business prospects and financial condition, as well as on the value of the business.

We operate in a highly regulated industry and government regulations may adversely affect our ability to sell our services, or increase the expense of such services or otherwise limit our ability to operate or grow our business.

We operate satellites that have been licensed by either Canada, the U.S. or Brazil. As a global satellite operator, we have been granted authorization (sometimes referred to as “market access”) to provide services in many countries around the world, while in other countries there is no formal authorization requirement (sometimes referred to as “Open Skies”). Therefore, we are subject to regulation by government authorities in Canada, the U.S. and Brazil, and other countries in which we operate.

In Canada, operations are subject to regulation and licensing by ISED pursuant to the Radiocommunication Act (Canada), and by the Canadian Radio-television and Telecommunications Commission (“CRTC”) under the Telecommunications Act (Canada). Certain of our satellites are licensed by Canada. This includes the GSO Anik satellites F1, F1R, F2, and F3, the GSO Nimiq satellites 1, 2, 4, 5 and 6, and the NGSO Telesat Lightspeed constellation. ISED has the authority to issue licenses for the frequencies used by Canadian satellite systems, issue earth station licenses, and establish policies and standards upon which our satellites and earth stations depend. The Minister responsible for ISED has broad discretion in exercising this authority to issue licenses, establish and amend conditions of licenses, and to suspend or even revoke them. The CRTC implements the broadcasting policy for Canada and can direct the allocation of satellite capacity to particular broadcasting undertakings. We are required to pay “universal service” charges in Canada and have certain research and development and public benefits obligations that do not apply to other satellite operators with which we compete. These obligations could change at any time. With respect to market access, ISED maintains a list of foreign satellites approved to provide FSS in Canada. Our Telstar 11N, Telstar 12 VANTAGE, Telstar 14R/Estrela do Sul 2 and Telstar 19 VANTAGE satellites are currently authorized to serve the Canadian market in accordance with these procedures.

In the U.S., the FCC regulates the provision of satellite services to, from or within the U.S. Certain of our satellites are owned and operated through a U.S. subsidiary and are regulated by the FCC. This includes Telstar 11N and Telstar 12 VANTAGE. With respect to market access, operators can apply to have their satellites either placed on the FCC’s Permitted Space Station List (for certain frequencies) or be granted a declaratory ruling (for other frequencies). Our Anik FlR, Anik F2, Anik F3, Telstar 14R/Estrela do Sul 2 and Telstar 19 VANTAGE satellites are currently authorized to serve the U.S. market in accordance with these procedures, and Telstar 18 VANTAGE has access to the U.S. market through and earth station authorization. The Telesat Lightspeed constellation has also been granted U.S. market access.

In Brazil, the national telecommunications agency, ANATEL, regulates the granting of exploitation and landing rights to the operation of Brazilian and foreign satellites and their use to transport telecommunication signals. Certain of our satellites are operated through a Brazilian subsidiary and are regulated by ANATEL pursuant to Concession Agreements. This includes Telstar 14R/Estrela do Sul 2 and Telstar 19 VANTAGE. With respect to market access ANATEL has also accredited the provision of service by foreign operators. Our Telstar 12 VANTAGE and Anik G1 satellites are currently authorized to serve the Brazil market in accordance with these procedures.

Telstar 18 VANTAGE operates at the 138° EL orbital location under agreements with APT Satellite Company Limited (“APT”), which has been granted the right to use frequencies at the 138° EL orbital location by The Kingdom of Tonga. The ViaSat-1 satellite at the 115° WL orbital location, which has been granted the right to use frequencies at the 115° WL orbital location by the United Kingdom regulatory agency, OFCOM, includes a payload that we own and operate. The rights to use certain frequencies on Telstar 12 VANTAGE, Telstar 18 VANTAGE and Telstar 19 VANTAGE have also been granted by OFCOM.

In addition to regulatory requirements governing the use of frequencies, most countries regulate transmission of signals to and from their territory, and we are required to obtain and maintain authorizations to carry on business in the countries in which we operate.

If we fail to obtain or maintain particular authorizations on acceptable terms, such failure could delay or prevent us from offering some or all of our services and adversely affect results of operations, business prospects and financial condition. In particular, we may not be able to obtain all of the required regulatory authorizations for the construction, launch and operation of any of our future satellites, for the spectrum for these satellites and for our ground infrastructure, on acceptable terms or at all. Even if we were able to obtain the necessary authorizations the licenses we obtain may impose significant operational restrictions, or not protect it from interference that could affect the use of satellites. Countries or their regulatory authorities may adopt new laws, policies or regulations, or change their interpretation of existing laws, policies or regulations, that could cause our existing authorizations to be changed or cancelled, require us to incur additional costs, impose or change existing pricing, or otherwise adversely affect operations or revenues. As a result, any currently held regulatory authorizations are subject to rescission and renewal and may not remain sufficient or additional authorizations may be necessary that we may not be able to obtain on a timely basis or on terms that are not unduly costly or burdensome. Further, because the regulatory schemes vary by country, we may be subject to regulations in foreign countries of which we are not presently aware that we are not in compliance with, and as a result could be subject to sanctions by a foreign government.

In a number of countries regulators are considering and may adopt new spectrum allocations for terrestrial mobile broadband and 5G, including in bands that are currently allocated to satellite services. New spectrum allocations may require satellite operators to vacate or share spectrum and may limit the spectrum that is available for satellite services, which could adversely impact our business.

The export from the U.S. of satellites and technical information related to satellites, earth station equipment and provision of services to certain countries are subject to State Department, Department of Commerce and Department of the Treasury regulations, in particular the International Traffic in Arms Regulations (“ITAR”), which currently include satellites on the list of items requiring export permits. These ITAR provisions may constrain our access to technical information and may have a negative impact on our international consulting revenues. In addition, we and our satellite manufacturers may not be able to obtain and maintain necessary export authorizations, which could adversely affect our ability to procure new U.S.-manufactured satellites; control existing satellites; acquire launch services; obtain insurance and pursue our rights under insurance policies; or conduct our satellite-related operations and consulting activities.

If we do not make use of our spectrum rights by specified deadlines, or does not continue to use the spectrum rights we currently use, these rights may become available for other satellite operators to use.

Our in-orbit satellites do not currently occupy all of the GSO locations for which we have obtained spectrum authorizations. In some cases, our satellite that occupies a GSO location is not designed to use all of the frequency spectrum for which we have been authorized. Similarly, we have been granted regulatory authorizations for certain spectrum in NGSO orbits that are not yet occupied at all or in which the full complement of satellites have not yet been deployed.

In accordance with the ITU Radio Regulations, governments have rights to use radio frequencies assignments at certain GSO orbital locations and in NGSO orbits. Certain of these governments have in turn authorized us to use these radio frequency assignments. Under the ITU Radio Regulations, we must bring into use (“BIU”) these frequency assignments within a fixed period of time, or the governments in question would lose their international priority rights, and the frequencies at the GSO orbital location or in the NGSO orbit likely would become available for use by another satellite operator. In addition to ITU requirements, the governments that have authorized us to use these orbital resources have generally conditioned such use on us meeting certain milestones, including making use of the spectrum by a specified time.

If we are unable to place satellites at GSO locations or into NGSOs in a manner that satisfies the ITU Radio Regulations and national regulatory requirements, or if the ITU or national regulatory requirements were to change, or if we are unable to maintain satellites or make use of all of the spectrum for which we have been authorized at the GSO locations that we currently use, we may lose our rights to use these orbital resources and they would become available for other satellite operators to use. The loss of one or more of our orbital resources could negatively affect our plans and ability to implement our business strategy.

Our Telesat Lightspeed Constellation will depend on the use of spectrum; regulations governing NGSO spectrum rights, including requirements to share spectrum, remain uncertain, and could materially impact the Telesat Lightspeed Constellation’s system capacity.

In order to operate the Telesat Lightspeed Constellation efficiently and in a commercially viable manner, we will require access to a sufficient amount of spectrum. We currently hold an authorization from Canada for an NGSO network in Ka-band. However, the regulatory framework relating to NGSO spectrum rights is not fully specified. Some of the international and domestic regulations governing NGSO satellites are undergoing revision or have yet to be established. Canada, the U.S. and the ITU have adopted deployment milestones for NGSO systems. These milestones could adversely impact our ability to maintain the priority of our rights for our planned Telesat Lightspeed Constellation and could affect our ability to maintain authorizations or lead to restrictions on the number of satellites we are permitted to operate under these authorizations.

In addition, while the international rules governing coordination between satellite systems are well established and rely on international filing date priority, the U.S. has adopted a different approach to NGSO-NGSO coordination that requires band splitting during in-line interference events if NGSO operators are unable to reach a coordination agreement. As a result, the amount of spectrum that may be available to us for our Telesat Lightspeed Constellation in the U.S. is uncertain. It is possible that other jurisdictions may adopt the U.S. approach. Some of the spectrum utilized by the Telesat Lightspeed Constellation is also allocated to terrestrial fixed and mobile services and geostationary orbital (“GSO”) satellite services. Other portions of the spectrum we plan to use are under consideration for being designated or have been designated for terrestrial fixed and mobile services. While some jurisdictions have established rules for sharing the spectrum, many jurisdictions have yet to address this issue. In addition, even under the international rules governing coordination between satellite systems, while the process for sharing spectrum is well established with respect to GSO systems, it is only now being implemented for the first time for large, broadband NGSO systems. Because the coordination of NGSO systems is both highly technically complex and new, uncertainties exist about spectrum sharing, which may limit our ability to operate and hence monetize our Telesat Lightspeed Constellation. Consequently, our ability to use shared spectrum for our Telesat Lightspeed Constellation may be adversely impacted by new rules, the implementation of existing rules, or the absence of rules for spectrum sharing.

In order to successfully sell services on our Telesat Lightspeed Constellation, we will require market access to each country in which our customers are located. It is uncertain if we will be successful in obtaining market access to all of the countries needed to make our Telesat Lightspeed Constellation commercially successful. See “—We operate in a highly regulated industry and government regulations may adversely affect our ability to sell our services, or increase the expense of such services or otherwise limit our ability to operate or grow our business.”

There are certain environmental risks that have been raised in opposition to LEO Constellations, including the potential for increased orbital debris and “light pollution” associated with light reflecting off satellites in the night sky. To the extent that governments impose restrictions or additional regulations to address any environmental concerns regarding LEO Constellations it may adversely impact our ability to successfully deploy the Telesat Lightspeed constellation.

We need to modify the authorizations from Canada and the U.S. and there is no guarantee that Canadian and U.S. authorities will approve such modifications.

The parameters of our current Ka-band Telesat Lightspeed Constellation design align with the parameters of the spectrum license from Canada; however, it may be necessary to amend the milestones in the conditions of license. There is no assurance that such amendment request would be approved. The parameters of our current Ka-band Telesat Lightspeed Constellation design differ from the parameters of the market access grant from the U.S. We applied on May 26, 2020 to modify our U.S. market access grant to match the parameters of our final Ka-band Telesat Lightspeed Constellation design. There is no assurance that the modification will be approved or, if approved, that it will not have conditions that preclude us from being able to deliver an acceptable level of service in the U.S.

Risks Relating to Our Liquidity and Capital Resources

Our level of indebtedness may increase and reduce our financial flexibility.

We have a significant amount of debt. As at December 31, 2020, we had total debt of $3,184.8 million and up to US$200.0 million of unused available revolving capacity under the Senior Secured Credit Facilities (not giving effect to $0.2 million of outstanding letters of credit). We may incur additional debt in the future. The terms of our Senior Secured Credit Facilities, the indenture governing our Senior Secured Notes and the indenture governing our Senior Notes will allow us to incur substantial amounts of additional debt, subject to certain limitations. Our borrowings, current and future, will require interest payments and need to be repaid or refinanced, could require us to divert funds identified for other purposes to debt service and could create additional cash demands or impair our liquidity position and add financial risk for us. Diverting funds identified for other purposes for debt service may adversely affect our business and growth prospects. If we cannot generate sufficient cash flow from operations to service our debt, we may need to refinance our debt, dispose of assets, reduce or delay expenditures or issue equity to obtain necessary funds. We do not know whether we would be able to take any of these actions on a timely basis, on terms satisfactory to us or at all.

A substantial portion of our borrowings bear interest at variable rates. Borrowings under the Senior Secured Credit Facilities will be at variable rates of interest and will expose us to interest rate risk. If market interest rates increase, variable-rate debt will create higher debt service requirements, which may adversely affect our cash flow. We have entered into, and in the future may enter into, interest rate swaps that involve the exchange of floating for fixed rate interest payments in order to reduce interest rate volatility. However, we may not maintain interest rate swaps with respect to all or any of our variable rate indebtedness, and any swaps we enter into may not fully mitigate our interest rate risk, may prove disadvantageous or may create additional risks.

Our substantial amount of debt may have important consequences. For example, it may: make it more difficult for us to satisfy our obligations under the Senior Secured Credit Facilities, the Senior Secured Notes and the Senior Notes; increase our vulnerability to general adverse economic and industry conditions; require us to dedicate a substantial portion of our cash flow from operations to make interest and principal payments on our debt, thereby limiting the availability of our cash flow to fund future capital expenditures, working capital and other general corporate requirements; limit our flexibility in planning for, or reacting to, changes in our business and in the industries that we service; place us at a competitive disadvantage compared with competitors that have less debt; and limit our ability to borrow additional funds, even when necessary to maintain adequate liquidity.

In addition to our debt service obligations, our operations require material expenditures on a continuing basis. Our ability to make scheduled debt payments, to refinance our obligations with respect to our indebtedness and to fund capital and non-capital expenditures necessary to maintain the condition of our operating assets and properties, as well as our capacity to fund the growth of our business, depends on our financial and operating performance. General economic conditions and financial, business and other factors affect operations and future performance. Many of these factors are beyond our control. We may not be able to generate sufficient cash flows to pay the interest on our debt, and future working capital, borrowings or equity financing may not be available to pay or refinance such debt.

The agreements governing our debt, including the indenture governing our Senior Secured Notes, the indenture governing our Senior Notes and the credit agreement governing our Senior Secured Credit Facilities, contain various covenants that impose restrictions on us that may affect our ability to operate our business.

The agreements governing our debt, including the indenture governing our Senior Secured Notes, the indenture governing our Senior Notes and the Credit Agreement, impose operating and financial restrictions on our activities. For example, the Revolving Credit Facility requires us to comply with a first lien net leverage ratio of 5.75:1.00, tested quarterly when our Revolving Credit Facility is drawn by more than 35% of the Credit Facility amount. The indenture governing our Senior Secured Notes, the indenture governing our Senior Notes, the Credit Agreement and future debt agreements may also limit or prohibit our ability to, among other things:

●	incur additional debt and issue disqualified stock and preferred shares;

●	create liens;

●	pay dividends, acquire shares of capital stock, make payments on subordinated debt or make investments;

●	create or permit to exist specified restrictions on our ability to receive distributions from restricted subsidiaries;

●	make certain investments;

●	issue guarantees;

●	issue or sell the capital stock of restricted subsidiaries;

●	sell or exchange assets;

●	modify or cancel our satellite insurance;

●	enter into certain transactions with affiliates; and

●	effect mergers, consolidations, amalgamations and transfers of all or substantially all assets.

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

Our unrestricted subsidiaries are expected to incur substantial additional debt secured by certain assets related to the Telesat Lightspeed Constellation.

The agreements governing our debt permit us to designate one or more of our restricted subsidiaries as unrestricted subsidiaries, subject to certain conditions. Certain of our subsidiaries have been designated as unrestricted subsidiaries pursuant to those debt agreements. As a result, the covenants described above are not applicable to such subsidiaries. We are developing, and intend to fund, construct and operate, our planned Telesat Lightspeed constellation, in one or more of our unrestricted subsidiaries. If the Telesat Lightspeed program proceeds, these unrestricted subsidiaries are expected to incur substantial additional debt, which would be secured by substantially all of the assets related to our Telesat Lightspeed constellation.

The limitations imposed by financing agreements on our ability to incur additional debt and to take other actions might significantly impair our ability to obtain other financing. To service our debt and to fund planned capital expenditures, we will require a significant amount of cash, which may not be available.

Our ability to make payments on, or repay or refinance our debt, including our Senior Secured Notes and Senior Notes, and to fund planned capital expenditures will depend largely upon our future operating performance. Our future performance, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. In addition, our ability to borrow funds in the future to make payments on our debt will depend on the satisfaction of the covenants in the Senior Secured Credit Facilities, in the indenture governing our Senior Secured Notes and in the indenture governing our Senior Notes and other agreements we may enter into in the future. In addition, if our Revolving Credit Facility is drawn by more than 35% of the Credit Facility amount, we will be required to comply with a first lien net leverage ratio of 5.75:1.00, tested quarterly, and failure to comply will result in an event of default under the Revolving Credit Facility. The indenture governing our Senior Secured Notes, the indenture governing our Senior Notes and the Credit Agreement contain limitations on our ability to incur additional debt. We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under the Senior Secured Credit Facilities or from other sources in an amount sufficient to enable us to pay our debt, including our Senior Secured Notes and our Senior Notes, or to fund our other liquidity needs. As of December 31, 2020, we had US$200.0 million of unused available revolving capacity under our Senior Secured Credit Facilities (not giving effect to $0.2 million of outstanding letters of credit). In addition, our ability to raise additional capital to refinance our debt or to fund our operations is dependent on capital market conditions.

If our cash flows and capital resources are insufficient to service our indebtedness, we may be forced to reduce or delay capital expenditures, sell assets, seek additional capital or restructure or refinance our indebtedness, including our Senior Secured Notes and our Senior Notes. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. Our ability to restructure or refinance our debt will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. In addition, the terms of existing or future debt agreements, including the Senior Secured Credit Facilities, the indenture governing our Senior Secured Notes and the indenture governing our Senior Notes, may restrict us from adopting some of these alternatives. In the absence of such operating results and resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations. It may not be able to consummate those dispositions for fair market value or at all. Furthermore, any proceeds that we could realize from any such dispositions may not be adequate to meet our debt service obligations then due.

We may not be able to generate sufficient cash to service all of our indebtedness, and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Our ability to make scheduled payments on or refinance our debt obligations depends on our financial condition and operating performance, which are subject to prevailing economic, industry and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond our control. We may be unable to maintain a level of cash flow from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness, including our Senior Secured Notes and our Senior Notes.

If our cash flow and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance our indebtedness, including our Senior Secured Notes and our Senior Notes. We may not be able to effect any such alternative measures on commercially reasonable terms or at all and, even if successful, those alternative actions may not allow it to meet our scheduled debt service obligations. The Credit Agreement, the indenture governing the Senior Secured Notes and the indenture governing our Senior Notes will restrict our ability to dispose of assets and use the proceeds from those dispositions and may also restrict our ability to raise debt or equity capital to be used to repay other indebtedness when it becomes due. We may not be able to consummate those dispositions or obtain proceeds in an amount sufficient to meet any debt service obligations then due.

Our inability to generate sufficient cash flow to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms or at all, would materially and adversely affect our financial position and results of operations and our ability to satisfy our obligations under our Senior Secured Notes and our Senior Notes.

If we cannot make scheduled payments on our debt, we will be in default and holders of our Senior Secured Notes and our Senior Notes could declare all outstanding principal and interest to be due and payable, the lenders under the Senior Secured Credit Facilities could terminate their commitments to loan money and declare all principal and interest to be due and payable, our secured lenders (including the lenders under the Senior Secured Credit Facilities and the Senior Secured Notes) could foreclose against the assets securing their borrowings and we could be forced into bankruptcy or liquidation (as and to the extent applicable to us).

A lowering or withdrawal of the ratings assigned to our Senior Secured Notes or our Senior Notes by rating agencies may increase our future borrowing costs and reduce our access to capital.

Our ability to access capital markets is important to our ability to operate our business. Increased scrutiny of the satellite industry and the impact of regulation, as well as changes in our financial performance and unfavorable conditions in the capital markets could result in credit agencies reexamining our credit ratings.

Our Senior Secured Notes and our Senior Notes have a non-investment grade rating, and any rating assigned could be lowered or withdrawn entirely by a rating agency if, in that rating agency’s judgment, future circumstances relating to the basis of the rating, such as adverse changes, so warrant. A downgrade in our credit ratings could restrict or discontinue our ability to access capital markets at attractive rates and increase our borrowing costs. There can be no assurance that any rating assigned to any of our debt securities will remain in effect for any given period of time or that any such ratings will not be lowered, suspended or withdrawn entirely by a rating agency if, in that rating agency’s judgment, circumstances so warrant.

Any future lowering of our credit ratings likely would make it more difficult or more expensive for us to obtain additional debt financing. Moreover, real or anticipated changes in our credit ratings will generally affect the market value of our Senior Secured Notes and our Senior Notes.

Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.

Borrowings under the Senior Secured Credit Facilities will be at variable rates of interest and will expose us to interest rate risk. Assuming all revolving loans are fully drawn, each quarter percentage point change in interest rates would result in a $4.8 million change in annual interest expense on indebtedness under the Senior Secured Credit Facilities. We have entered into, and in the future we may enter into, interest rate swaps that involve the exchange of floating for fixed rate interest payments in order to reduce interest rate volatility. However, we may not maintain interest rate swaps with respect to all or any of our variable rate indebtedness, and any swaps we enter into may not fully mitigate our interest rate risk, may prove disadvantageous or may create additional risks.

The uncertainty regarding the potential phase-out of LIBOR may negatively impact our operating results.

The London Interbank Offered Rate (“LIBOR”), the interest rate benchmark used as a reference rate on our variable rate debt, including our revolving credit facility, term loan, and interest rate swaps is expected to be phased out by the end of 2021, when private-sector banks are no longer required to report the information used to set the rate. Without this data, LIBOR may no longer be published, or the lack of quality and quantity of data may cause the rate to no longer be representative of the market. As of December 31, 2020, we have outstanding US$1,552.8 million of indebtedness that matures after 2021 and includes LIBOR as a reference rate. At this time, no consensus exists as to what rate or rates will become accepted alternatives to LIBOR, although the U.S. Federal Reserve, in connection with the Alternative Reference Rates Committee, a steering committee composed of large U.S. financial institutions selected the Secured Overnight Financing Rate (“SOFR”) as the rate that represents best practice for replacing U.S. dollar LIBOR for use in new U.S. dollar derivatives and other financial contracts, and has recommended a paced transition plan that involves the creation of a reference rate based on SOFR by the end of 2021. SOFR is a more generic measure than LIBOR and considers the cost of borrowing cash overnight, collateralized by U.S. Treasury securities. Although there have been debt issuances utilizing SOFR, it is unknown whether it will attain market acceptance a replacement for LIBOR. Moreover, it remains unclear whether the cessation of LIBOR will be further delayed due to COVID-19 or what form any delay may take, and there are no assurances that there will be a delay. It is also unclear what the duration and severity of COVID-19 will be, and whether this will impact LIBOR transition planning. COVID-19 may also slow regulators’ and others’ efforts to develop and implement alternative reference rates, which could make LIBOR transition planning more difficult, particularly if the cessation of LIBOR is not delayed but an alternative reference rate does not emerge as industry standard. Given the inherent differences between LIBOR and SOFR or any other alternative benchmark rate that may be established, there are many uncertainties regarding a transition from LIBOR, including but not limited to the need to amend some or all contracts with LIBOR as the reference rate and how this will impact our cost of variable rate debt and certain derivative financial instruments. We will also need to consider new contracts and if they should reference an alternative benchmark rate or include suggested fallback language, as published by the Alternative Reference Rates Committee. The consequences of these developments with respect to LIBOR cannot be entirely predicted and span multiple future periods but could result in an increase in the cost of our variable rate debt or derivative financial instruments which may be detrimental to our financial position or operating results.

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

Our Senior Notes, and each guarantee of the Senior Notes, are unsecured and therefore are effectively subordinated to any secured debt that the Co-Issuers or the guarantors may incur to the extent of the value of the assets securing such debt. In the event of a bankruptcy, insolvency or similar proceeding involving a Co-Issuer (as and to the extent applicable to Telesat Canada) or guarantor, the assets which serve as collateral for any secured debt will be available to satisfy the obligations under the secured debt before any payments are made on the Senior Notes. As a result, the holders of our Senior Notes may receive less, ratably, than the holders of secured debt in the event of the Co-Issuers’ or the guarantors’ bankruptcy, insolvency, liquidation, reorganization, dissolution or other winding up and the Notes may not be repaid. As at December 31, 2020, we had outstanding secured indebtedness of $3,184.8 million and US$200 million of unused available revolving capacity under the Senior Secured Credit Facilities (not giving effect to $0.2 million of outstanding letters of credit). Our Senior Notes are effectively subordinated to any borrowings under our current or future senior credit facilities, the Senior Secured Notes and our other secured debt to the extent of the value of the assets securing such debt. See also “We may not be able to generate sufficient cash to service all of our indebtedness, and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.”

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

The guarantors of our Senior Secured Notes and Senior Notes do not include all of our subsidiaries, including the subsidiary developing our Telesat Lightspeed Constellation. Additionally, not all of our future restricted subsidiaries (i.e., subsidiaries required to comply with the covenants in the indentures governing our Senior Secured Notes and Senior Notes) will be required to guarantee our Senior Secured Notes and Senior Notes. The indenture governing the Senior Secured Notes and the indenture governing the Senior Notes provides that each existing and future restricted subsidiary that guarantees our obligations under the Senior Secured Credit Facilities or under certain publicly or privately issued debt securities of Telesat Canada or any restricted subsidiary will guarantee our Senior Secured Notes or Senior Notes, as applicable.

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

We may be unable to make a change of control offer, if required, under the indenture governing our Senior Secured Notes or the indenture governing our Senior Notes, which would cause defaults under the indentures and the Senior Secured Credit Facilities.

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

A court could void the obligations under the Existing Debt or any guarantee and any related security or take other actions detrimental to the holders or lenders if, among other things, it were to determine that the Co-Issuers or the applicable guarantor:

●	issued such indebtedness or guarantee or any related security with a view to or having the effect of preferring or defeating, hindering, delaying or defrauding one set of its existing or future creditors over other creditors;

●	received less than reasonably equivalent value or fair consideration in return for issuing the such indebtedness or the guarantee or any related security and (i) was insolvent or rendered insolvent by reason of issuing such indebtedness or the guarantee or any related security; or any of the other related financing transactions; or (ii) was engaged, or about to engage, in a business or transaction for which its remaining assets constituted unreasonably small capital to carry on its business; or (iii) intended to incur, or believed that it would incur, debts beyond its ability to pay these debts as they mature; or (iv) issued such indebtedness or the guarantee for the benefit of an insider under an employment contract and not in the ordinary course of business;

●	under Canadian law only and with respect only to Telesat Canada and the other guarantors that are Canadian companies, acted in an oppressive manner, unfairly prejudicial to or unfairly disregarded the interests of any stakeholder or other interested party.

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

As at December 31, 2020, Loral Space & Communications Inc., a Delaware corporation (“Loral”) owned approximately 62.6% of the economic interest of Telesat Canada, and the Public Sector Pension Investment Board, a Canadian Crown corporation (“PSP Investments”) owned approximately 36.7%. We are controlled by our board of directors which is comprised of ten members, three nominated by Loral, three nominated by PSP Investments and four independent directors selected by a nominating committee comprised of one PSP Investments nominee, one Loral nominee and one of the independent directors then in office. Loral and PSP Investments together can effectively control any vote. Additionally, Loral has veto rights with respect to certain decisions that require shareholder approval. Circumstances may occur in which the interests of our shareholders could be in conflict with the interests of the holders of our Existing Debt. For example, our shareholders, subject to the limitations in the indentures governing our Senior Secured Notes and our Senior Notes, as applicable, and the credit agreement governing our Senior Secured Credit Facilities, could approve the payment of dividends or other distributions to our shareholders, reducing the cash we have available to pay our debts, including the Existing Debt. In addition, our shareholders may have an interest in pursuing acquisitions, divestitures, additional financing or monetization activities or other transactions that, in their judgment, could enhance their equity investment even though such transactions might involve risks to the holders of our Existing Debt if the transactions resulted in our acquiring more debt or significantly changed the nature of our business operations or strategy. In addition, if we encounter financial difficulties, or we are unable to pay our debts as they mature, the interests of our shareholders might conflict with those of the holders of our Existing Debt. In that situation, for example, the holders of our Existing Debt might want us to raise additional equity from existing shareholders or other investors to reduce our leverage and pay our debts, while existing shareholders might not want to increase their investment in us or have their ownership diluted and may instead choose to take other actions, such as selling our assets.

Various funds affiliated with MHR hold, as at December 31, 2020, approximately 39.9% of Loral’s outstanding voting common stock and 58.4% of Loral’s total outstanding voting and non-voting common stock. Mark H. Rachesky, M.D., chairman of our board of directors and non-executive chairman of the board of directors of Loral, is the co-founder and president of MHR.

The Senior Secured Notes and the Senior Notes are not subject to the Trust Indenture Act.

The Senior Secured Notes and the Senior Notes were not required to be and were not issued under an indenture qualified under the Trust Indenture Act. Accordingly, the holders do not have the benefit of the protections of the Trust Indenture Act with respect to their investment in the Senior Secured Notes and the Senior Notes.

Risks Relating to the Roll-Up Transaction

The Transaction Agreement may be terminated in accordance with its terms and the Roll-Up Transaction may not be completed.

The Transaction Agreement contains a number of conditions that must be fulfilled to complete the Roll-Up Transaction (see Item 7. B “Related party transactions” for further information about the Transaction Agreement, and the transactions set forth therein which we refer to in these Risk factors as the “Roll-Up Transaction”). Those conditions include certain customary conditions, which may not be fulfilled and, accordingly, the Transaction may not be completed. In addition, if the Roll-Up Transaction is not completed by the applicable outside date, either Loral or PSP Investments may choose to terminate the Transaction Agreement. In addition, Loral or PSP Investments may elect to terminate the Transaction Agreement in certain other circumstances, and the parties can mutually decide to terminate the Transaction Agreement.

Failure to complete the Roll-Up Transaction could negatively impact the future business and financial results of Telesat.

If the Roll-Up Transaction is not completed, our ongoing business may be adversely affected. In addition, we may incur significant transaction expenses in connection with the Roll-Up Transaction regardless of whether the Roll-Up Transaction is completed. The foregoing risks, or other risks arising in connection with the failure of the Roll-Up Transaction, including the diversion of management’s attention from conducting the business of Telesat and pursuing other opportunities during the pendency of the Roll-Up Transaction, may have a material adverse effect on our business, operations, and financial results. In addition, we could be subject to litigation related to any failure to consummate the Roll-Up Transaction or any related action that could be brought to enforce a party’s obligation under the Transaction Agreement.

Obtaining required approvals necessary to satisfy the conditions to the completion of the Roll-Up Transaction may delay or prevent completion of the Roll-Up Transaction, result in additional expenditures of money and resources and/or reduce the anticipated benefits of the Roll-Up Transaction.

Completion of the Roll-Up Transaction is subject to customary closing conditions which include, among others, receipt of the applicable regulatory approvals required by U.S. and Canadian regulatory authorities. The governmental agencies from which the parties will seek certain of these approvals have broad discretion in administering the governing regulations. As a condition to their approval, these agencies may impose requirements, limitations or costs, require divestitures, require undertakings or place restrictions on the conduct of Telesat Corporation’s or Telesat Partnership’s business after the closing of the Roll-Up Transaction. These requirements, limitations, costs, divestitures or restrictions could jeopardize or delay the consummation of the Roll-Up Transaction, or may reduce its anticipated benefits. Moreover, certain regulatory approvals that are not expressly contemplated by the terms of the Transaction Agreement may be required by regulatory authorities. Further, no assurance can be given as to the terms, conditions and timing of the required approvals. If the parties agree to any material requirements, limitations, costs or restrictions in order to obtain any approvals required to consummate the Roll-Up Transaction, these requirements, limitations, costs or restrictions could materially and adversely affect the anticipated benefits of the Roll-Up Transaction. This could result in a failure to consummate the Roll-Up Transaction or have a material adverse effect on Telesat Corporation’s or Telesat Partnership’s business and results of operations. In addition, failure to obtain approval from any of the governmental agencies may result in the termination of the Transaction Agreement. If all conditions other than obtaining the necessary regulatory approvals are satisfied prior to the Closing, the outside date will be automatically extended for an additional six months, and if the Roll-Up Transaction is not completed by the applicable outside date, either Loral or PSP Investments may terminate the Transaction Agreement.

Until the completion of the Roll-Up Transaction or the termination of the Transaction Agreement in accordance with its terms, Telesat is prohibited from entering into certain alternative transactions and taking certain actions that might otherwise be beneficial to Telesat.

Under the Transaction Agreement, we are subject to exclusivity provisions and is restricted from taking specified actions until the completion of the Roll-Up Transaction without the consent of certain other parties, including, subject to certain exceptions, from soliciting or discussing any alternative proposal, or, subject to certain exceptions, from participating in discussions or engaging in negotiations regarding a superior proposal, with any person that has made such an offer or proposal. We are also subject to additional, specific restrictive covenants. These restrictions may prevent us from making appropriate changes to its businesses or pursuing attractive business opportunities that may arise prior to the completion of the Roll-Up Transaction.

Legal proceedings in connection with the Roll-Up Transaction, if any, could delay or prevent the completion of the Roll-Up Transaction and lead to additional costs.

One of the conditions to the closing of the Roll-Up Transaction is that no legal proceedings having been commenced that enjoin or prohibit the consummation of the Roll-Up Transaction. Telesat and its directors may be named as defendants in putative shareholder class actions challenging the Roll-Up Transaction. Among other remedies, the plaintiffs in such actions, if they do arise, may seek to enjoin the Roll-Up Transaction. Consequently, if the plaintiffs in any future proceedings secure injunctive or other relief prohibiting, delaying or otherwise adversely affecting the parties’ ability to complete the Roll-Up Transaction, then such injunctive or other relief may prevent the Roll-Up Transaction from becoming effective within the expected time frame or at all. If completion of the Roll-Up Transaction is prevented or delayed, it could result in substantial costs to us, including termination fees under the Roll-Up Transaction Agreement. In addition, we could incur significant costs in connection with the lawsuits, including costs associated with the indemnification of Telesat Corporation’s directors and/or officers and PSP Investments pursuant to the Transaction Agreement.

Item 4.	Information on the Company

A. History and development of the Company

History

Telesat, as it exists today, is the result of the 2007 combination of Telesat Canada and Loral Skynet, although the company’s history dates to 1969, when the Canadian Parliament passed the Telesat Canada Act. In 1972, Telesat Canada launched the world’s first domestic commercial satellite in geostationary orbit and the Company has been a pioneer and leading innovator in satellite communications ever since. Telesat Canada launched the first commercial Ku-band satellite (officially, the DTH satellite television service) in 1978, Canada’s first DBS in 1999 and the world’s first consumer 2-way Ka-band broadband internet service via satellite in 2004. Since the mid-1970s, Telesat Canada has provided advanced satellite services for voice, data and broadcast communications in the Americas, including in Canada’s far North.

Loral Skynet traced its history to two early companies in the U.S. satellite communications industry: AT&T Skynet and Orion Satellite Corporation (“Orion”). AT&T Skynet and its predecessor organizations in AT&T’s Bell Laboratories effectively launched the commercial satellite communications industry by demonstrating the first trans-Atlantic satellite delivery of television on Telstar 1 in 1962. Through the 1970s, 1980s and 1990s, AT&T Skynet provided state-of-the-art telephone and television services in the U.S. for AT&T, as well as video distribution and contribution services for U.S. broadcasters and cable operators using the Comstar and Telstar series of satellites. Orion was formed in 1988 for the purpose of providing international data services. In 1994, Orion launched Orion 1, which provided early trans-Atlantic services between the U.S. and Europe. Orion was the second U.S. licensed “separate system” authorized to compete directly with the intergovernmental organization INTELSAT for certain types of international satellite services.

In 1997, AT&T Skynet was acquired from AT&T by LSC Holdings, became Loral Skynet, and expanded its focus from the U.S. to become a global satellite operator. Orion was acquired by LSC Holdings in 1998 and its operations were integrated with those of Loral Skynet in 1999.

On October 31, 2007, the Public Sector Pension Investment Board, a Canadian Crown corporation, and Loral Space & Communications Inc., a Delaware corporation, acquired 100% of the stock of Telesat Canada from BCE Inc., Canada’s largest communications company. Following that transaction, the Loral Skynet and Telesat Canada businesses and assets were combined.

On November 23, 2020, we announced the entry into of a Transaction Agreement and Plan of Merger (the “Transaction Agreement”) with Telesat Corporation (“New Telesat”), Telesat Partnership LP (“Telesat Partnership”), Telesat CanHold Corporation, Lion Combination Sub Corporation (“Merger Sub”), Red Isle Private Investments Inc. and PSP Investments. The Transaction Agreement, provides that Merger Sub will merge with and into Loral, with Loral surviving the merger as a wholly owned subsidiary of Telesat Partnership and Loral stockholders receiving common shares of New Telesat and/or units of Telesat Partnership that will, subject to specified limitations, be exchangeable for common shares of New Telesat. For a further description of the transaction, see Item 7. B “Related party transactions”.

Current Shareholders

As at December 31, 2020, Loral indirectly held shares in Telesat Canada effectively representing approximately 62.6% of the economic interests and 32.6% of the voting power of Telesat Canada and PSP Investments indirectly held shares effectively representing approximately 36.7% of the economic interests, 67.4% of the voting power, other than in respect of the election of directors, and together with two other Canadian shareholders, 67.4% of the voting power for the election of directors, of Telesat Canada. As at December 31, 2020, certain current and former Telesat employees held shares representing the remaining economic interests of Telesat Canada.

Additional Information on the Company

Our filings with the Securities and Exchange Commission are available at http://www.sec.gov. We also maintain a website at https://www.telesat.com, which provides additional information about the Company. The information contained in, or that can be accessed through, our website is not a part of this Annual Report on Form 20-F.

B. Business overview

The following discussion of our business is qualified by reference to, and should be read in conjunction with, the “Risk Factors” starting on page 3, and specifically to the risk factor under the heading “Risks Relating to our Business — The pandemic caused by the current outbreak of a novel strain of coronavirus (“COVID-19”) could have a material adverse effect on our business, financial condition and results of operations” on page 13 of this Form 20-F.

We are a leading global satellite operator, providing our customers with mission-critical communications services since the start of the satellite communications industry in the 1960s. Through a combination of advanced satellites and ground facilities and a highly expert and dedicated staff, our communications solutions support the requirements of sophisticated satellite users throughout the world. Over more than 50 years of operating history, we have demonstrated a deep commitment to customer service and led the way on many of the industry’s most groundbreaking innovations.

After decades of developing and successfully operating our GEO satellite services business, we have commenced the development of what we believe will be the world’s most advanced constellation of LEO satellites and integrated terrestrial infrastructure, called “Telesat Lightspeed” — a platform designed to revolutionize the provision of global broadband connectivity. Telesat Lightspeed has the potential to transform global satellite and terrestrial communications industries, dramatically increasing the Company’s addressable market from approximately US$18 billion to approximately US$365 billion and significantly expanding our growth potential. We seek to benefit from our historically strong and stable GEO-based satellite business and, by continuing to develop and deploy Telesat Lightspeed, capitalize on the growing demand for global broadband connectivity.

Industry Overview and Trends

We compete in the market for the provision of voice, data, video and internet connectivity services worldwide. Services of this type are provided using various technologies, including satellite networks. We provide communications links between fixed points on the earth’s surface, referred to as point-to-point services, and from one point to multiple points, referred to as point-to-multipoint services. Increasingly, we also provide services to mobile platforms, such as ships and airplanes. Over the last several decades, deregulation and privatization have significantly reshaped the satellite sector. In addition, the sector has undergone consolidation, with regional and national operators being acquired by larger companies or seeking to partner with other providers. There have also been many new, smaller entrants, including many governmental operators, launching national or regional satellite programs.

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

The non-geostationary orbit, or NGSO, includes satellites operating in Low Earth Orbit, or LEO, with an altitude typically between 500 and 870 miles (800 to 1400 kilometers) and satellites operating in Medium Earth Orbit, or MEO, that is between the LEO and GEO orbits. Unlike geosynchronous satellites that operate in a fixed orbital location above the equator, LEO and MEO satellites travel around the earth at high velocities requiring antennas on the ground to track their movement. LEO satellite systems have the potential to offer a number of advantages over GEO satellites to meet growing requirements for broadband services, both consumer and commercial, by providing increased data speeds and capacity, global coverage, and latency on par with or, in some circumstances, potentially better than terrestrial services.

Competitive strengths

We continue to be at the forefront of the satellite services industry, leading with outstanding customer service and a culture of engineering excellence and technological innovation. Today, we have a leading GEO business defined by one of the largest and most advanced satellite fleets in the world, occupying attractive orbital locations and offering high performing, mission critical services to hundreds of customers worldwide. We are building upon this existing communications platform by developing Telesat Lightspeed with the aim of creating a transformative and industry-leading fiber-like broadband network for commercial and government users globally.

The following competitive strengths characterize our business today and provide a strong foundation for Telesat Lightspeed:

Leading Global Satellite Operator with 50+ Years of Heritage and a Blue Chip Customer Base

We are a leading global satellite operator with over 50 years of operating experience. Our state-of-the- art GEO satellite fleet is comprised of 15 satellites and offers global satellite coverage with a concentration over the Americas. Through our deep commitment to customer service and focus on innovation and engineering excellence, we have developed strong and long-standing relationships with a diverse range of high-quality, blue chip customers globally. Our top ten customers have relied on Telesat for an average of 30 years, which we believe is a testament to our outstanding customer service, innovative offerings and deep technical expertise.

Industry-Leading Engineering Expertise Driving Continuous Innovation

We believe we have an unrivalled track-record of innovation, “firsts”, and commercial success in the global satellite industry, guided by one of the most experienced management teams in the industry. Our deep technical expertise and commercial focus has enabled us to pioneer many of the industry’s most groundbreaking innovations, including:

1962	Telstar 1, built by our predecessors at AT&T and Bell Laboratories, successfully delivered the first live intercontinental satellite TV transmission between Europe and the United States;

1972	We launched Anik A1, the world’s first commercial domestic communications satellite in geostationary orbit;

1978	We launched the first commercial Ku-band satellite on which was offered the first DTH television service, laying the groundwork for the global DTH industry;

1981	We co-located two satellites in a single orbital slot for the first time, now a widely-used industry practice;

1996	We were the first to provide internet access to Internet Service Providers (“ISPs”) over satellite;

2004	We launched Anik F2, the first satellite to successfully commercialize DTH consumer Ka-band broadband services;

2009	We launched Telstar 11N, the first satellite to provide Ku-band coverage of the Atlantic Ocean from the Arctic Circle to the Equator;

2013	We launched Anik G1, the first commercial satellite with substantial X-band coverage of the Pacific Ocean, including Hawaii, to serve the Canadian and other governments;

2015	We launched Telstar 12 VANTAGE, the first satellite combining high-throughput satellite (“HTS”) spot beams and conventional broad beams, giving customers the ability to maximize throughput, lower cost per bit and meet growing demand for bandwidth intensive applications;

2018	We launched our Phase 1 LEO satellite, the start of Telesat Lightspeed, leveraging our innovative, patent-pending design and global priority spectrum rights, and provided the first high-speed broadband connectivity from LEO; and

2019	We conducted the world’s first 5G backhaul demonstration over LEO satellite in partnership with Vodafone and the University of Surrey.

Our engineering excellence is also evidenced in part through our industry-leading satellite consulting activities. To date we have provided technical support to the development of more than 100 satellite systems for roughly 30 commercial and government customers worldwide, including expertise in satellite design, construction and launch.

We believe our accumulated experience and expertise in the design, procurement, launch, operation and commercialization of satellites is unparalleled and will continue to drive our innovation into the future.

Portfolio of Strategic and Valuable Orbital Real Estate

Our GEO satellites occupy orbital locations that provide us with an advantageous position in the markets in which we operate due to the scarcity of available satellite spectrum and the strong neighborhoods we have developed at these locations. Access to these orbital locations, coupled with the high capital intensity of the satellite industry, creates barriers to entry in those markets. We are licensed by the Department of Innovation, Science and Economic Development Canada (“ISED”) to occupy a number of key orbital locations that are well-suited to serve the Americas and support our leading position in North America. Internationally, our satellites occupy advantageous orbital locations that enable broad pan-regional service with interconnectivity between regions, promoting both intra- and inter- regional services. We also have rights to additional spectrum, including at certain existing orbital locations.

We have decades of experience in obtaining and maintaining the licenses and approvals required to operate our existing global satellite and ground station network. As such, we are well positioned to obtain the regulatory approvals required to launch and operate Telesat Lightspeed consistent with our commercial and financial objectives. We have secured a license from the Government of Canada to launch and operate a LEO satellite constellation using ~4 GHz of Ka-band spectrum, which has priority ITU rights. Ka-band spectrum is particularly well suited for high performance global broadband networks because it allows wider bandwidth, high data and efficient frequency reuse for user-beam services, as well as the feeder-link beams required to connect the satellites to landing stations. In general, our ITU priority requires other LEO systems to ensure that they do not create interference for Telesat Lightspeed. For further detail, see the detailed regulatory analysis in “Business Section — Regulation”. This should allow Telesat Lightspeed to operate as designed, while requiring other systems to take measures, which may adversely impact their operating capabilities, to avoid interfering with Telesat Lightspeed operations. As described below, we have also received other licenses and approvals for Telesat Lightspeed and are pursuing a market access plan in priority countries on a global basis.

We also have rights to use C-band spectrum, which is also a critical spectrum band for 5G. This spectrum is currently the subject of regulatory proceedings in the U.S. and Canada, where a portion of this spectrum is being repurposed from satellite use to terrestrial wireless use. In the U.S. proceeding, we have been awarded US$344.4 million in accelerated clearing payments if we undertake certain tasks by specified deadlines. We may also be eligible to receive funds to clear C-band spectrum in other countries, such as Canada, that would further strengthen our financial position and enhance our ability to take advantage of strategic opportunities, such as deployment of Telesat Lightspeed. For further detail, see “Business Section — Our Growth Strategy”.

Uniquely Positioned to Revolutionize Global Broadband Connectivity with Telesat Lightspeed

We are uniquely positioned to revolutionize the provision of global broadband internet connectivity with Telesat Lightspeed, which we believe will be one of the most advanced constellations of LEO satellites and integrated terrestrial infrastructure ever conceived. Our patent-pending LEO architecture is designed to offer an unparalleled combination of capacity, speed, security, reach, resiliency and affordability, with low latency that is on par with to the most advanced terrestrial networks. We have secured global priority spectrum rights in Ka-band and have strong government support, including an anchor contract with the Government of Canada that we believe will result in $1.2 billion of revenue over 10 years. Our strong position with Telesat Lightspeed is underpinned, and made possible, by our decades of deep commercial, technical, operational and regulatory experience and expertise in the global satellite services market, as well as our long- standing customer relationships.

Contracted Revenue Backlog and Disciplined Management Supports Strong Revenue Visibility

Because of the mission-critical nature of our services and long-term contractual agreements, we have highly recurring revenue from our customers, which provides significant revenue visibility. For the last three years we have had, on average, 81% of each year’s total revenue already under contract at the beginning of the year. Our contracted revenue backlog of $2.7 billion for our GEO business as at December 31, 2020 represents a multiple of approximately 3.3 times revenue for the year ended December 31, 2020. 100% of our backlog is non-cancellable or cancellable on economically prohibitive terms. Approximately 47% of our revenue is derived from North American DTH customers who signed long-term (~15 years) contracts. Roughly half of our revenue is derived from providing vital connectivity services to companies that we have served for decades, including telecommunication companies, mobile network operators, users in the aeronautical and maritime markets, energy and natural resource companies, and governments. As demand for affordable, secure and reliable broadband connectivity continues to increase, we expect that demand for these services from these and similar customers will continue to grow.

Our Growth Strategy

We plan to grow our business and profitability by supporting our existing customers and services and by developing and deploying Telesat Lightspeed. Telesat Lightspeed is a highly advanced, global, enterprise- grade, integrated satellite and terrestrial network optimized to capture the growing demand for broadband connectivity in certain key market verticals around the world. Core to our growth strategy is leveraging our longstanding customer relationships, our deep technical, operating and regulatory expertise and our culture of outstanding customer service and continuous innovation.

The principal elements of our growth strategy are the following:

Follow a Disciplined GEO Satellite Operating and Expansion Strategy

We will continue to focus on increasing the utilization of our existing GEO satellite capacity, maintaining our operating efficiency and, in a disciplined manner, using our strong cash flows to strengthen our business. We will continue to be disciplined in our satellite replacement and expansion program, seeking to secure high-quality, long-term customers to anchor any new or replacement geostationary satellites in advance of committing to the construction of such satellites. Many of our customer service contracts are multi-year in duration and, in the past, we have successfully contracted all or a significant portion of a satellite’s capacity prior to commencing construction. For example, in 2017, we announced that Bell Canada signed a 15-year contract for substantially all of the HTS spot beam capacity over northern Canada on our new Telstar 19 VANTAGE satellite. The capacity was used to dramatically enhance broadband connectivity for communities in Nunavut, Canada’s northernmost territory.

Capture the Explosive Demand for Global Broadband Connectivity with Telesat Lightspeed

Telesat Lightspeed has been designed to provide fast, affordable, reliable and secure broadband connectivity everywhere on Earth, giving us and our customers a significant competitive advantage in the markets we serve. The network design is optimized to serve users that require fiber-like connectivity beyond the reach of high capacity terrestrial networks. Our advanced constellation design, patent-pending LEO architecture, global priority spectrum rights, strong government support and decades of deep commercial, technical, operational and regulatory experience put us in a strong position to capture the growing demand for affordable, high capacity broadband connectivity around the world.

Leverage Our Valuable Spectrum Rights to Support Investment in Our Growth Initiatives

We have an opportunity to leverage our valuable spectrum rights (in particular, rights to C-band spectrum) in order to generate funds that can be used to support investment in strategic growth initiatives. On February 28, 2020, the FCC issued a final Report and Order on Expanding Flexible use of the 3.7 to 4.2 GHz Band. The Report and Order provided that we would receive as much as US$344.4 million from the repurposing of C-band spectrum in the U.S. provided that we take the necessary actions to move our services in the continental U.S. out of the 3700 — 4000 MHz spectrum band and into the 4000 — 4200 MHz band and take the necessary steps to ensure that our end user antennas will not be subject to terrestrial interference. We believe that it can meet all the requirements to receive the US$344.4 million.

A similar repurposing of C-band spectrum is currently underway in Canada as well, with the Government of Canada launching a public consultation on repurposing C-band spectrum in August 20206. In the consultation document, in addition to its own proposal, the Government of Canada included a proposal we put forward whereby — as the sole satellite operator licensed to use C-band in Canada —we would accelerate, and be fully responsible for, the clearing of a portion of the C-band spectrum for 5G. In return, we would be compensated for clearing and repurposing the spectrum. Comments were submitted to the government on October 26, 2020, and Reply Comments were submitted on November 30, 2020. We anticipate a decision in early 2021.

Opportunistically Engage in M&A Activity to Enhance our Competitive Position and Shareholder Value

The satellite industry has, historically, undergone periods of consolidation, both horizontal and vertical.

Recently, two large satellite operators have each acquired a large service provider. A number of satellite operators have also publicly discussed the benefit of, and potential for, consolidation among satellite operators. Thus, there may be another period of horizontal, as well as continued vertical, consolidation in our sector.

In addition, at this time, the industry is dynamic with some new non-traditional players entering the market. We will be alert to, and will evaluate, merger and acquisition opportunities in a thoughtful and disciplined manner as they arise with the aim of enhancing our competitive position and shareholder value.

[6]	Consultation on the Technical and Policy Framework for the 3650 — 4200 MHz Band and Changes to the Frequency Allocation of the 3500 — 3650 MHz Band.

Our GEO Business and Our LEO Opportunity

Below, we describe in detail our existing GEO business and the exciting opportunity presented by our Telesat Lightspeed network.

Background and Overview of Our GEO Business

Satellite operators compete with terrestrial network operators (e.g., cable, DSL, fiber optic, cellular/wireless and microwave transmission) in the market for video, data and voice communication services. We believe that satellite services have several advantages over these competing communication platforms, including the following:

●	Satellites are a relatively cost-effective and efficient means to deliver a signal (e.g., TV, radio) to hundreds of millions of locations in a large geographic area;

●	The capacity to provide extensive coverage over a large geographic region allowing for the addition of sites at a lower marginal cost. Unlike cable and fiber lines, satellites can readily provide broadcast and communication services over large areas and to remote locations where the population density may not be high enough to warrant the expense of building a terrestrial-based communications network;

●	The ability to deploy communications quickly in locations where little or no infrastructure is available, for example in the case of natural disaster response; and

●	The capability to bypass shared and congested terrestrial links, further enhancing network performance and security.

Traditionally, satellite communications services have principally been delivered by GEO satellites, such as those in our fleet, which circle the earth from orbital locations approximately 22,300 miles (35,700 kilometers) above the equator. Each GEO satellite in essence “blankets” a fixed geographic area with its signals and can communicate continuously with an earth station antenna if it is pointed to, and has an unobstructed view of, that satellite’s orbital location. An individual satellite can be designed to cover large geographic areas, to focus its coverage more specifically on particular markets or regions, or to use a portion of its total capacity for each type of coverage.

This contrasts with NGSO satellites, which include LEO satellites with an altitude typically between 300 and 870 miles (500 to 1,400 kilometers) and satellites operating in Medium Earth Orbit (“MEO”) that stand between the LEO and GEO orbits. Unlike GEO satellites that operate in a fixed orbital location above the equator, LEO and MEO satellites continuously travel around the Earth at high velocities and, depending on their orbits, may cover higher latitude parts of the Earth that GEO satellites may not be able to reach.

Overview of Our GEO Satellite Business

Our GEO satellite fleet is comprised of 15 satellites and offers global coverage with a concentration over the Americas. We have a leading position in the North American satellite video distribution market. Our GEO satellite fleet and ground infrastructure provide a platform supporting (i) strong video distribution and DTH neighborhoods in North America with blue chip customers and significant contracted backlog, and (ii) connectivity satellite services for customers around the world for backhaul, corporate networks, maritime and aero services, and video distribution and contribution.

We offer our suite of GEO satellite services to more than 400 customers worldwide, which include some of the world’s leading DTH service providers, ISPs, network service integrators, telecommunications carriers, corporations and government agencies. We have established long-term, collaborative relationships with our customers and have developed a reputation for innovation, reliability, and outstanding customer service.

In addition, the orbital locations occupied by our GEO satellites provide us with an advantageous position in the markets in which we operate due to the scarcity of available satellite spectrum and the strong neighborhoods we have developed at these locations. As such, we believe our global satellite fleet, access to desirable orbital locations and spectrum rights and strong relationships with our customers position us to maintain our industry leading position as a provider of GEO satellite services, generate significant and predictable cash flows, and capitalize on the growth drivers in the satellite industry and the markets we serve.

Our GEO Services

We earn the majority of our revenues by providing satellite-based services to customers who use these services for their own communications requirements or to provide video and data service solutions to customers further down the distribution chain. We also earn revenue by providing ground-based transmit and receive services, selling equipment, installing, managing and maintaining satellite networks and providing consulting services in the field of satellite communications.

We currently derive revenues from the following services:

●	Broadcast: Our broadcast services business provided approximately 50.1% of our revenues for the year ended December 31, 2020. Our broadcast customers include North American DTH providers Bell TV, Shaw Direct, DISH Network, and leading telecommunications and media firms such as Bell Media and NBC Universal. These services include:

o	DTH: The two major DTH service providers in Canada (Bell TV and Shaw Direct) exclusively use our satellites as a distribution platform for satellite-delivered television programming, audio and information channels directly to their customers’ homes. In addition, two of our satellites are used by DISH Network for DTH services in the U.S.

o	Video distribution and contribution: Broadcasters, cable networks and DTH service providers use our satellites for the full-time transmission of television programming, distributing content around the globe. Additionally, we provide certain broadcasters and DTH service providers bundled, value-added services that include satellite capacity, digital encoding of video channels, authorization services and uplinking and downlinking services to and from our satellites and earth station facilities.

o	Occasional use services: Occasional use services consist of satellite transmission services for the timely broadcast of video news, sports and other live event coverage on a short-term basis, enabling broadcasters to conduct on-the-scene transmissions using small, portable antennas.

●	Enterprise: Our enterprise services provided approximately 47.5% of our revenues for the year ended December 31, 2020. Our enterprise customers include Bell Canada, BT, Cable & Wireless Communications, Claro S.A., Embratel, Global Eagle, Gogo, Hughes Network Systems, iForte, Leidos Innovations, Marlink, Northwestel, NSSL Global, OmniAccess, Orange, Panasonic, Speedcast, SSI Micro, Suncor Energy, Telefonica, Telenor, Telespazio, Viasat and Xplornet. These services include:

o	Telecommunication carrier and integrator services: We provide satellite capacity and end-to- end services for data and voice transmission to telecommunications carriers and integrators located throughout the world. These services include space segment services and terrestrial facilities for enterprise connectivity, internet backhaul, cellular backhaul and services such as rural telephony to telecommunications carriers and network services integrators around the world.

o	Maritime and aeronautical services: We provide satellite capacity to customers serving the maritime and aeronautical markets, bringing broadband communications services to commercial airplanes and vessels.

o	Government services: We provide services to the U.S. government, including through government service integrators, and we are a significant provider of satellite services to the Canadian government.

o	Direct-to-consumer broadband services: We provide satellite capacity to Xplornet in Canada, to Viasat in the U.S., and to HNS in South America, who each, in turn, use it to provide two-way broadband internet services directly to consumers.

o	Retail services: We operate satellite and hybrid satellite/terrestrial networks that support retail activities in Canada¸ including point-of-sale and other applications. These services include installation and maintenance of the end user terminal as well as the provision of satellite capacity and other network elements.

o	Resource services: We provide communications services to geographically diverse locations, both on and off shore, for the oil and gas and mining industries.

o	Satellite operator services: We provide satellite services to other satellite operators when they do not have adequate capacity to meet their customers’ needs. We also, on occasion, will relocate one of our end of life satellites to the orbital location of another satellite operator on a short-term basis so that they can preserve their spectrum rights at that location.

●	Consulting and other: Our consulting and other category provided approximately 2.4% of our revenues for the year ended December 31, 2020. With more than 50 years of engineering and technical experience, we are a leading consultant in establishing, operating and upgrading satellite systems worldwide. Our consulting customers have included Airbus, Lockheed Martin, MDA Geospatial Services, Mitsubishi Electric, The Defense Advanced Research Projects Agency (“DARPA”), Viasat, as well as many regional satellite operators around the world. Our consulting operations allow us to realize operating efficiencies by leveraging the same employees and facilities used to support our own satellite communication business.

The combination of our North American broadcast, enterprise and government services businesses, and our international business offers diversity in terms of both the customers, end markets and regions served as well as the services provided. For the year ended December 31, 2020, we derived revenues, based on the billing address of the customer, in the following geographic regions:

Geographical Breakdown of Revenues

Region	Revenues for year ended December 31, 2020 ($ millions)

North America	$670.4
Latin America and Caribbean	$64.0
Europe, Middle East and Africa	$44.7
Asia and Australia	$41.4

GEO Business Operations Business Model

The majority of our revenue comes from service agreements. These cover the provision of satellite capacity, ground services and/or end-to-end managed services. In our service agreements, a customer commits to purchase a specific type of capacity or service. Typically, our service agreements are for at least one year and are non-cancellable, except in the event of a continued period of service interruption.

Our sales efforts are organized by region. We sell our services worldwide primarily through a direct sales force located at our headquarters in Ottawa and at our regional offices, including our offices in London, Singapore, Rio de Janeiro, Washington D.C. and Toronto.

Background and Overview of Telesat Lightspeed

A key growth opportunity is the continued development and deployment of Telesat Lightspeed. We believe that Telesat Lightspeed has the potential to revolutionize global broadband internet connectivity and allow us to rapidly and profitably grow our business. For this reason, we have invested significant time and resources to develop this innovative constellation of LEO satellites, which we believe will be among the most capable and technologically advanced satellite-based enterprise grade network in the world. The growth of Telesat Lightspeed revenues is expected to be driven by the compelling value proposition, as well as our deep familiarity with our customers, their markets, use cases and needs.

Overview of The Market Opportunity: Growing Demand for High-Capacity, Fiber-like Broadband Connectivity Everywhere

Global broadband demand is increasing exponentially as the world is becoming increasingly digital. Applications and programs that are critical to individuals, businesses and governments are built to run on the fast, low latency terrestrial networks that serve the majority of users in developed economies. Forecasted growth rates in IP-traffic are greater than 20% annually in every region of the world, with the Middle East and Africa growing at over 40% for the period between 2017 and 2022.7

However, there is a major gap in access to global broadband connectivity, with more than four billion people who live outside of urban areas either poorly connected or not connected at all. These unserved and underserved areas include over one million mobile sites (where legacy 2G/3G equipment is installed, but cannot provide broadband data without affordable high capacity backhaul), one million schools and hospitals, 400,000 ships at sea and four billion aviation passengers each year.

Traditional Terrestrial and Satellite Solutions Cannot Meet This Growing Demand, but LEO Satellites Can

Expanding the availability of the digital world to unserved and underserved areas requires bringing to these areas the same type of broadband, fiber-quality connectivity that is available in well-connected areas. It is, however, either prohibitively expensive to install fiber in these areas or simply physically impossible (e.g., to planes and ships).

The only options today for these markets are traditional GEO and MEO satellites. While these satellites can provide coverage in most areas, because of the vast distances between the Earth’s surface and the orbital positions above the Earth occupied by GEO and MEO satellites, the user experience suffers due to high latency (the round-trip time delay between the data source and the data destination), which is prohibitive for certain consumer and enterprise broadband applications:

●	Consumer applications: Content-heavy webpages and applications cannot load quickly, large documents cannot be uploaded and downloaded efficiently, encrypted applications such as Virtual Private Networks (remote work access tools) and encrypted websites can experience significant lags or fail altogether.

●	Enterprise applications and real-time communications and controls: Highly latency-sensitive enterprise applications cannot operate on systems that have a meaningful delay in sending and receiving a signal. Advanced mobile networks, like 5G, cannot operate as intended over high latency backhaul.

7	Cisco	Visual Networking Index.

LEO satellites are 35 times closer to the Earth than GEO satellites and 8 times closer than MEO satellites, thereby solving latency issues that exist with GEO and MEO satellites. In addition to offering low latency, however, any potential LEO solution must also be significantly flexible and technologically advanced to dynamically deliver high capacity connectivity where users require it and minimize the amount of capacity that is idled because it cannot effectively be put to use in the network at any given time. A next-generation satellite broadband network must meet other market requirements for commercial broadband services:

●	High capacity: Capable of coping with high demand and network congestion. Since demand for connectivity tends to be concentrated, LEO networks must be able to dynamically concentrate very high amounts of capacity to high demand areas such as airports and seaports.

●	Global coverage: Provide services everywhere, including to high latitude areas like the poles (a critical feature for large airlines, global shipping fleets and governments) as well as non-urban areas.

●	Simple to use: Plug and play with existing infrastructure by having simple, standards-based interfaces to the terrestrial network and the Internet.

●	Resilient: Mission-critical level of reliability of service. Online activities are now critical for the well-being of individuals, businesses and government users, increasing the emphasis on the reliability and resiliency of the communications network supporting them. A LEO satellite network is a distributed, multi-node network, making it more resilient to service outages.

●	Affordable: Global broadband services provided over a LEO satellite network must be affordable, transforming the economics of the existing marketplace and expanding the addressable market.

As discussed further below, Telesat Lightspeed has been specifically designed and optimized to meet these requirements.

The Market Opportunity for Telesat Lightspeed in Key Vertical Markets

We estimate that the TAM for our GEO business will reach approximately US$18 billion by 2023.

Telesat Lightspeed will significantly increase our TAM, up to an estimated total of approximately US$365 billion in 2023, which we project will nearly double in light of the demand drivers that exist today (e.g., 4G/LTE backhaul in terrestrial vertical or passenger connectivity in aviation vertical), and could potentially triple by 2030s with evolving, more nascent applications with high bandwidth potential (e.g., 5G, the IoT, backhaul in terrestrial, and operational data transport in aviation).

Telesat Lightspeed has been specifically optimized to serve vertical markets that require fiber-like connectivity beyond the reach of terrestrial networks. Our target markets span four verticals: (i) terrestrial, (i) aviation, (iii) maritime and (iv) government. These target markets require all of the features of Telesat Lightspeed, but each also have their own unique requirements, making certain features of Telesat Lightspeed particularly compelling to each of them.

Terrestrial

We estimate that the terrestrial market opportunity that can be addressed by LEO will be approximately US$350 billion in 2023 and will grow at 9% annually until 2025 to reach approximately US$420 billion. Of the US$350 billion, we estimate that about US$200 billion is the direct-to-consumer market opportunity and about US$150 billion is the enterprise market opportunity. Enterprise applications include fixed wireless and mobile backhaul, remote enterprise, and health and education. We will initially focus on addressing the enterprise market.

This market is underpinned by the four billion people who are digitally underserved or unconnected. Key demand areas are backhaul from mobile wireless sites, fixed wireless backhaul for remote communities, remote enterprise and emergency services, and broadband for institutions (schools, hospitals, etc.). In many of these areas, there is simply no economical fixed or terrestrial wireless (e.g., microwave) backhaul solution for delivery of high-speed broadband connectivity. There also tends to be no quality access in remote areas for enterprise cloud applications, meaning that schools, hospitals and other public institutions in those areas are unable to take advantage of broadband applications and cloud-based services.

Telesat Lightspeed is designed to provide an optimal, low-cost solution that can become the primary connectivity solution in remote areas and a secondary connectivity solution in urban areas. The Telesat Lightspeed “plug & play” versatility is expected to seamlessly integrate with terrestrial networks, vastly simplifying operations as compared to traditional satellite networks. The low latency of our network will enable customers to seamlessly transport encrypted traffic between terrestrial and satellite networks, something that is not possible with traditional GEO satellite networks. The network is also expected to provide high throughput for large trunking links in Northern Canada and for island nations.

Importantly, given our strong reputation and existing customer relationships providing backhaul solutions for telecommunications companies and Mobile Network Operators (“MNOs”) in underserved or unconnected areas, as well as the high growth potential of this market, we are not focused on direct-to-consumer services at this time. It is possible, however, that evolution in antenna technology and other market developments may cause us to offer direct-to-consumer services in the future. Satellites allow telecom operators to expand the reach of their fixed and mobile networks to locations not served, or underserved, by terrestrial networks by connecting these off-network locations to their main networks. Growing demand for fixed and mobile data, accelerated by the global rollout of 5G services and the universal service coverage requirements of many MNO licenses, is anticipated to drive growth for satellite backhaul services.

Other demand drivers in the terrestrial market include:

●	Corporate networks: As economic growth accelerates in parts of the world with poor terrestrial infrastructure, corporate enterprises expanding their activities in these regions are expected to drive demand for increased satellite capacity.

●	Government-sponsored universal connectivity programs: Universal connectivity projects (government supported initiatives to bring broadband services to rural and remote communities and those with limited terrestrial infrastructure) are growing in both developed and developing nations. Governments are increasingly focused not just on basic connectivity but on enabling high quality connectivity to rural areas, similar to that in urban areas. For example, the Canadian Government’s universal broadband program envisions connecting every Canadian household to a 50x10 Mbps service, far superior to that available today.

Additional government programs supporting better connectivity to businesses and institutions in remote areas (e.g., agriculture, schools, and hospitals) are also on the rise. We may provide backhaul services to funding recipients of programs such as the following:

●	The U.S. has created a US$20 billion universal broadband program, the Rural Digital Opportunity Fund (“RDoF”), to subsidize service providers to connect underserved areas. The RDoF program incentivizes low latency (sub-100 milliseconds) services that are not deliverable by traditional GEO satellites, but are deliverable by LEO satellites. Further, the U.S. has created a “5G Fund for Rural America” of US$9 billion to bring 5G mobile broadband service to rural areas that would be unlikely to otherwise see deployment of 5G broadband service.

●	Broadband Europe promotes the European Commission’s vision and policy actions to turn Europe into a Gigabit Society by 2025, backed by various initiatives amounting to nearly €15 billion in spending support.

●	As universal broadband connectivity has become a key public policy objective in many countries around the world, there are similar universal broadband support initiatives in these countries, including India, Brazil, Australia, Nigeria and Indonesia.

Telesat Lightspeed, which is expected to provide affordable, fiber-like connectivity and backhaul to remote areas, stands to benefit from the expansion of networks and growing demand for high-speed, low latency connectivity resulting from such government-funded digital inclusion programs.

Aviation

The aviation market opportunity addressable by LEO will be approximately US$3 billion in 2023 and is forecast to grow at 10% annually through 2025 to reach approximately US$5 billion, according to NSR. The market opportunity includes delivering connectivity services to commercial aircraft and business jets. Airlines are looking to provide value added and differentiated services to customers, such as free in-flight Wi-Fi and on-demand video streaming. For example, in 2019, Delta CEO Ed Bastian established a goal of free Wi-Fi for 100% of passengers within one to two years at speeds as fast as terrestrial network standards.

However, there are currently no high-quality, low-cost, “gate-to-gate” in-flight connectivity (“IFC”) solutions in the marketplace. IFC service providers are facing network capacity constraints in the U.S., especially around demand hotspots such as large airports, and will not have the necessary capacity to support the likely surge in demand should airlines start adopting free in-flight Wi-Fi.

As broadband connectivity has become increasingly important to businesses and individuals, the need to stay connected has spread to locations that cannot readily access terrestrial networks. In aeronautical markets, satellite broadband for passenger and crew communications has become a significant driver of demand and a competitive differentiator as airlines and business jet operators around the world compete for passengers and staff. In addition, aircraft manufacturers and key parts suppliers (e.g., aircraft engine manufacturers) seek improved broadband connectivity to better monitor aircraft health and weather and to optimize operations. For example, better and real-time data from the aircraft to the ground will help optimize flight paths and improve maintenance planning, all leading to lower operating cost for the airlines.

The flexible architecture of Telesat Lightspeed is designed to deliver high throughput services to high demand air traffic corridors at speeds and costs that will allow airlines to unlock the benefits of IFC. We plan to offer full global coverage with the flexibility for the airlines and their IFC service providers to dynamically allocate capacity to any plane globally, allowing them to efficiently manage their capacity pools. Telesat Lightspeed is planned as a fully integrated satellite and ground segment network, relieving IFC service providers of the burden and cost of managing their own global hub infrastructure.

Though COVID-19 has adversely impacted the aviation sector, aero traffic is expected to return to pre-pandemic levels on a time horizon that coincides with the launch of Telesat Lightspeed.

Maritime

The maritime market opportunity that can be addressed by LEO is expected to be approximately US$5 billion in 2023 and grow at 7% annually through 2025 to reach about US$6 billion, according to NSR. This market includes connectivity to merchant vessels, oil & gas sites, yachts and cruise ships.

Currently, GEO satellite operators provide maritime connectivity networks, but these systems suffer from low capacity, high latency and high cost and fail to deliver the connectivity experience desired by passengers and crew members at sea. Large cruise lines compete with terrestrial holiday options and greatly benefit from the ability to deliver an at-home-type connectivity experience to customers at sea. We believe Telesat Lightspeed will be uniquely positioned to deliver high throughput and low latency to large cruise ships anywhere in the world, ensuring a compelling connectivity experience.

Similarly, yacht owners want to enjoy the same high quality broadband experience that they have in their homes and offices. For the merchant shipping lines and large oil & gas offshore platform operators, quality and fully global connectivity are a key “ask” of the crew and influences the ability to attract and retain employees. Real-time ship-to-shore connectivity also enables important operational efficiencies (e.g., optimal sea routes reduce vessel fuel costs).

Similar to aviation services, the flexible architecture of Telesat Lightspeed is designed to deliver high throughput services to high demand ports and full global coverage with the flexibility to allocate capacity to any maritime vessel globally, meaning that commercial and passenger fleets alike can ensure consistent fiber-like connectivity throughout the duration of their journeys.

In the maritime segment, COVID-19 has primarily impacted demand for cruises. However, we expect demand for cruises to return to pre-pandemic levels on a time horizon that coincides with the launch of Telesat Lightspeed.

Another growth driver for satellite services is expected to come from increased demand in the resource sector, largely driven by oil and gas exploration, the level of which has been driven principally by global economic growth. A number of energy projects have been scaled back or put on hold due to recent sectoral headwinds, but to the extent that levels of exploration and extraction recover, we expect it will drive demand for our satellite services. In addition, the current and increasing focus on safety concerns in the resource sector is leading to the implementation of diverse, redundant communications for monitoring and control of resource infrastructure (e.g., automated rigs and pipelines), including video, which may drive demand for low latency satellite services.

Government

We estimate the government market opportunity addressable by Telesat Lightspeed will be approximately US$600 million in 2023 and will grow at 55% annually until 2025 to reach approximately US$1.5 billion. We will focus on the government demand addressed by commercial satellite operators. Key applications initially include connectivity to government aircrafts, naval vessels and remote sites.

The U.S. government is the single largest user of commercial satellite communications and most of this use relates to the DoD operations. Global defense spending has been growing for six consecutive years and analysts report that 2019 saw the highest spending levels in the last 50 years. This is expected to drive increased global requirements for commercial satellite communications from the defense segment. Commercial satellites support secure communications, surveillance, reconnaissance, mobile communications, including support for unmanned aerial vehicles, logistics, troop welfare and a host of other services.

Government space architectures are expected in the future to move to multi-orbit “proliferated” constellations, particularly those based in LEO. As more nations demonstrate anti-satellite systems and communications jamming capability, governments are expected to seek LEO constellations made up of hundreds of advanced, interconnected satellites in an inherently more distributed, resilient network than a network comprised of a handful of high-value GEO satellites. LEO constellations also offer real-time low latency connectivity, and global coverage (including the poles). Global low latency communications are a key goal for the unmanned, remotely controlled, sensor platforms, which are vital to government environmental observation, meteorology, and defense. The DoD has made the development of multi-orbit, “hybrid” commercial/government constellations a priority for the new U.S. Space Force. Various DoD agencies have multi-million dollar LEO networks programs, involving commercial industry, underway, including: DARPA, the Space Development Agency, the Air Force Research Lab and the U.S. Space & Missile Systems Center. We have direct or indirect LEO development contracts with each of these entities.

Another application in the government vertical market is for “space relay” services. Simply described, government-owned spacecraft are expected to be able to transmit data they collect directly to Telesat Lightspeed satellites in space through compatible optical inter-satellite links, using Telesat Lightspeed as a communications relay network to route such data quickly and securely anywhere on Earth. We anticipate that the U.S. and other governments may launch their own satellites that interface with the Telesat Lightspeed network in that manner. Such a “space relay” service will simplify the design and lower the cost of government spacecraft and enable a more rapid technology refresh cycle than is currently the case, a capability that will be particularly attractive for national security applications in a rapidly changing world with budgetary constraints.

Additional Drivers of Demand Across Verticals and Markets for LEO Services

In addition to the factors driving the projected TAM growth in the key verticals described above, we believe the following foreseeable trends can be expected to drive satellite services growth in the coming decade:

●	Internet of Things: A vast number of physical objects (e.g., factories, appliances, machinery, electric grids and other infrastructure) now have the capability to monitor their environment, report status, receive instructions, and take action based on information they receive. This is all part of the Internet of Things, or IoT, that already comprises billions of devices in use worldwide and which is forecasted to grow at a 19% average yearly rate until 2025. Reliable communications are essential for IoT to work and, while most IoT connections will likely be by terrestrial wireless, the growth in the number of connected devices is expected to drive increased demand for satellite services.

●	Emerging industries: As developments in technologies like artificial intelligence and automated services progress, future applications such as autonomous driving and the connected car will require more than one communication link to ensure fully redundant connectivity at all times. Telesat Lightspeed is designed to support these developing technologies in an economically feasible manner as they evolve and come to increasingly rely on secure, reliable, low latency communications networks.

Overview of Telesat Lightspeed

We have been developing Telesat Lightspeed with industry-leading partners for over five years in order to optimize and de-risk its performance. As discussed in greater detail below, Telesat Lightspeed has been optimized to serve the fast-growing broadband connectivity requirements of fixed and mobile network operators, aeronautical and maritime users, enterprise customers and governments. We expect to begin launching the first Telesat Lightspeed satellites in approximately two years’ time, with customer beta testing beginning shortly thereafter and commercial services commencing in the second half of 2023.

Telesat Lightspeed is expected to consist of 298 state-of-the-art interconnected LEO satellites coupled with a sophisticated and integrated terrestrial infrastructure to create a fiber-like broadband network for commercial and government users worldwide. Our fleet is expected to be composed of 78 polar-orbit satellites and 220 inclined-orbit satellites, providing full global coverage but concentrating capacity over geographic regions of highest demand. Additional satellites and ground facilities can be added to the network to meet increased user demand as and when required.

In January 2018, our first LEO satellite was successfully launched into orbit. This Phase 1 LEO satellite has demonstrated certain key features of the Telesat Lightspeed system design, specifically the capability of the satellite and customer terminals to deliver a low latency broadband experience. We also installed ground infrastructure at our teleport in Allan Park in Canada to support testing with a variety of existing and prospective customers and potential suppliers of the Telesat Lightspeed system hardware who have been participating in trials since the second half of 2018. We have received positive feedback from customers.

On February 9, 2021, we announced that we have entered into an agreement with TAS to be the prime manufacturer of the Telesat Lightspeed constellation and that TAS and its affiliate Telespazio have made a Lightspeed capacity commitment in connection with the agreement. Under the terms of the agreement, the parties have provided for continued progress of the program while the financing for the project is being finalized.

On February 18, 2021, we announced that we have selected MDA to manufacture the phased array antennas to be incorporated into the Lightspeed satellites. Under the terms of the agreement we have entered into with MDA, the parties have provided for continued progress of the program while the financing for the project is being finalized.

On February 18, 2021 we also announced that we have entered into a Memorandum of Understanding (MOU) with the Government of Québec for an investment of $400 million into Telesat Lightspeed. Under the terms of the MOU, the investment by the Government of Québec will consist of $200 million in preferred equity as well as a $200 million loan. It is expected that a final agreement will be completed in the coming months.

While we have entered into agreements with Thales Alenia Space and MDA, the execution of the definitive manufacturing agreements with them, the commencement of full construction activities and the final constellation deployment schedule are subject to, and conditional upon, the progress of the financing for the program. Similarly, the Government of Quebec’s $400 million investment is subject to a number of conditions, including financing and the entering into of a further, definitive agreement.

We continue to take a number of steps to continue to progress the Telesat Lightspeed business plan, including putting in place arrangements with launch providers, ground systems operators, and antenna manufacturers (to advance the development of economical and high efficiency antenna systems).

We currently estimate that the Telesat LEO program will require a capital investment of approximately US$5 billion. We anticipate diverse sources of financing, including (subject to compliance with our borrowing covenants) our current cash-on-hand, expected cash flows of our GEO business, proceeds we expect to receive from the repurposing of C-band spectrum, potential future equity issuance, and future borrowings, including from export credit agencies.

There are numerous risks and uncertainties associated with our planned Telesat Lightspeed constellation. See – Risk Factors: Risks Related to Our LEO Constellation.

Telesat Lightspeed Infrastructure

Our current timeline contemplates commercial service to high latitudes commencing in the second half of 2023 and full global service commencing in 2024.

Satellites

Telesat Lightspeed was designed to optimally serve the key market verticals on which we are focused. It will allow us to provide highly compelling and cost-effective broadband services that will allow our customers, serving both traditional and new satellite markets, to improve their competitiveness and expand their businesses. Key design features of Telesat Lightspeed include:

●	Hybrid orbits: Our satellites fly in an innovative combination of polar and inclined orbits, another ‘industry-first’ for us, resulting in complete global coverage, including polar areas, and with the geographic distribution of satellite capacity matched to demand — less capacity over more remote polar regions and highest capacity over the most populated areas.

●	Phased array antennas: Sophisticated flat panel all-electronic antennas on each satellite rapidly scan the earth, nearly-instantaneously hopping from one beam location to another, allowing Telesat Lightspeed to efficiently serve both widely separated user terminals as well as areas of dense and highly concentrated demand, including hot spots such as busy airports and seaports.

●	Data processing in space: Telesat Lightspeed satellites perform full digital modulation, demodulation and data routing in space, allowing for higher capacity software-defined satellite payloads, enabling efficient use of digital inter-satellite links, providing for highly secure, efficient and flexible global traffic routing, and significantly reducing the feeder link capacity and number of earth stations required to provision full system capacity.

●	OISLs: High speed data will travel at the speed of light from one satellite to another, faster than terrestrial fiber, resulting in an interconnected global mesh network that will allow Telesat Lightspeed to respond to pockets of high demand anywhere on earth, including across oceans, in remote polar regions, in areas where ground infrastructure may be disrupted by natural disaster, and over areas of political or civil unrest where a regional earth station may be impossible to build and operate.

Ground-Based Infrastructure

The ground-based infrastructure of Telesat Lightspeed will consist of the landing stations (“Landing Stations”) and terrestrial network (“Terrestrial Network”) segments. Telesat Lightspeed is designed to make it easy for customers to connect to the network and communicate through it. Metro Ethernet Forum standards-compliant services are expected to further simplify the integration of Telesat Lightspeed into customer provisioning, operations and billing systems.

●	Landing Stations: We plan to deploy up to 50 widely distributed Landing Stations around the world to provide connectivity to Telesat Lightspeed. Satellites will be designed to connect to as many as four Landing Stations simultaneously. The Landing Stations provide the forward and return feeder links that connect the satellites to our ground system and have a level of operational availability comparable to modern data centers. Landing Stations will be operated remotely from our Network Operations Center in Canada.

●	Terrestrial Network: The Terrestrial Network consists of Network Access Points (“NAPs”), Points of Presence (“PoPs”) and the global fiber network that interconnects all elements of the network, including the Landing Stations, NAPs and data centers. NAPs perform signal routing, data processing and network management functions. One or more Landing Stations may connect to a regional NAP. A NAP may support one or several PoPs.

Telesat Lightspeed Performance Features

Telesat Lightspeed will provide critical features and functionality that will make it a highly compelling value proposition in the market verticals it has been optimized to serve, including:

●	High throughput: Individual links will be at speeds in the gigabits per second and Telesat Lightspeed will have multiple terabits per second of total usable capacity;

●	Low latency: Data will travel from the customer location to the internet (or the customer’s network) in 30 to 50 ms, which is roughly 20 times faster than the latency that GEO satellites can provide;

●	Low cost: With its highly innovative design, Telesat Lightspeed will have a cost advantage over other satellite broadband solutions, enhancing its competitiveness and expanding the addressable market for satellite-delivered connectivity solutions;

●	Focused and flexible capacity: The network will be able to dynamically allocate high capacity where and when customers require it, and will be able to reconfigure that capacity distribution as customer demand changes and evolves;

●	True global coverage: Telesat Lightspeed will provide coverage of the Earth’s entire surface, from pole to pole, fulfilling the needs of governments and mobility markets, such as aviation and maritime for global network coverage and providing a uniform connectivity experience;

●	Plug & play: Customers want to connect to a satellite network as seamlessly as they do to terrestrial fiber networks today. Telesat Lightspeed will make it easy for customers to connect to the network and communicate through it. Metro Ethernet Forum standards-compliant services further simplify the integration of the network into plug & play customer provisioning, operations and billing systems; and

●	Unmatched security and resiliency: By using hundreds of interconnected satellites on both polar and inclined orbits and multiple beams on each satellite, combined with the ability to dynamically reshape beam patterns on the Earth, we believe Telesat Lightspeed will provide a level of resiliency and protection against interference never before available in satellite communications. In addition, industry-standard encryption will protect the network control functions, providing a high-level of security.

Since January 2018, we have used the Phase 1 LEO satellite to demonstrate key features of our LEO system design, specifically the capability of the satellite and customer terminals to deliver a low latency broadband experience. We have conducted successful demonstrations in each of the key vertical markets we are targeting.

●	Terrestrial: In partnership with Vodafone and the University of Surrey, we demonstrated that LEO satellites can provide effective backhaul transport for mobile network operators, including advanced backhaul solutions for 5G, based on round trip latency of 18 — 40 milliseconds during testing, among the lowest ever for a satellite broadband connection. Additional commercial LEO tests have been conducted with Telefonica, Optus and Motorola Solutions.

●	Aviation: We have successfully demonstrated Telesat Lightspeed network’s IFC service capabilities via our LEO satellite with Honeywell and Global Eagle.

●	Maritime: We have successfully demonstrated Telesat Lightspeed network’s fit for maritime satellite communications services via our Phase 1 LEO satellite with NSSL Global and have already signed a multi-year contract with OmniAccess, a leader in specialized maritime connectivity solutions, for future broadband services on Telesat Lightspeed, validating the strong potential in the maritime vertical.

●	Government: Telesat Lightspeed is particularly attractive to governments because of its resilient distributed nature, low latency, and truly global service.

In 2018, we were awarded a contract by DARPA to demonstrate capabilities of Telesat Lightspeed with DARPA’s experimental “Blackjack” constellation. In October 2020, DARPA awarded us a contract for the development and in-orbit demonstration of commercial spacecraft buses in a LEO constellation network with robust low latency communications features. As part of this follow-on contract, we will deliver two spacecraft buses to DARPA for a “risk reduction” flight to test OISL communications with government payloads in orbit and to demonstrate OISL interoperability with different hardware.

We also have contracts in place with prime contractors L3 Harris and General Dynamics Mission Systems for demonstrations and studies with Air Force Research Labs and NASA. In October 2020, Telesat U.S. Services was selected to become part of the Lockheed Martin team, which was recently awarded the Space Transport Layer Tranche 0 contract by the U.S. Space Development Agency.

Taken together, these developing relationships and contract awards demonstrate that the U.S. government is investing significant resources to bring about its “pivot” from GEO- to LEO-based satellite systems and its demonstrated interest in Telesat Lightspeed as a commercial satellite solutions provider.

The Competitive Landscape for Our Services

We compete against other global, regional and national satellite operators and with providers of terrestrial-based communications services.

We are a leading global satellite operator. Other scaled, global satellite operators include Intelsat S.A. (“Intelsat”), SES S.A. (“SES”), Eutelsat S.A. (“Eutelsat”), and Inmarsat. We also compete against a number of nationally or regionally focused satellite operators around the world. We compete with these operators based primarily on the quality of our services, location of our orbital slots, performance characteristics of our satellites, price, and overall client needs.

The other major LEO satellite systems that have been announced to date are (i) OneWeb, (ii) SpaceX Starlink, and (iii) Amazon Kuiper. We believe that the innovative architecture and advanced technology of Telesat Lightspeed will allow us to compete effectively against any of the other proposed systems.

We believe the combination of the following attributes positions us highly favorably to commercialize Telesat Lightspeed successfully, notwithstanding our competitors in the LEO marketplace:

●	Enterprise-grade system: Telesat Lightspeed is focused on enterprise solutions and optimized for that purpose. Our constellation design, features and functionality will be the most compelling satellite-based enterprise grade network in the world.

●	Vast technical expertise, experience and relationships: As a trusted satellite operator with a highly experienced management team, we have longstanding relationships at the most important levels of the industry (e.g., customers, suppliers and regulators), and an established eco-system of partners to design a technologically-advanced and economical ground infrastructure. By comparison, competitive LEO services are each being offered by a new market entrant with little experience in developing, deploying and operating satellite networks or in providing satellite communication services.

●	Existing, engaged customer base: We are known and trusted by key customers and have a deep understanding of their requirements. Over 400 telecommunications, enterprise, and government customers today rely on us to help plan their future mission critical infrastructure needs.

●	Global regulatory experience: Regulatory compliance is a critical aspect of operating and commercializing a satellite network. Obtaining rights to use spectrum and to gain access to provide service in countries around the world is a complex process. National governments have viewed space, and access to their markets from space, as a critical asset and insist on compliance with their regulations. The framework for NGSO spectrum rights, both at an individual country level and internationally at the ITU, is evolving, and it is critical to be an active participant in, and have deep knowledge of, these processes. We have extensive experience in all of these areas, as well as credibility with regulators and other industry participants. This has been, and will continue to be, an important competitive advantage for us versus those companies that do not have the same experience as us. For further regulatory detail, see “Business — Regulation”.

●	Priority spectrum rights: Our ITU priority generally requires other LEO systems to ensure that they do not create interference for Telesat Lightspeed. This should allow Telesat Lightspeed to operate as designed, while requiring other systems to take measures to avoid interfering with Telesat Lightspeed operations, which may adversely impact their operating capabilities. The only country, to date, that has enacted an approach to how constellations coordinate their operations that does not follow the ITU process is the U.S. There, the FCC has enacted a rule that requires satellite operators whose license or market access was granted in the first processing round (as is the case for us, SpaceX and OneWeb) to split spectrum in certain circumstances. Under the FCC rules, as the first operator to launch a Ka-band LEO satellite, we should be able to choose which portion of the spectrum that we will use. Amazon’s Kuiper system was granted its license in the second processing round and, therefore, must operate on a non-interference basis with respect to all systems granted license or market access in the first processing round.

●	Strong government support: As part of Canada’s commitment to bridge the digital divide inside its borders, we have entered into a partnership with the Government of Canada to bring affordable, high-speed internet connectivity across rural, underserved areas of Canada. The partnership is expected to generate $1.2 billion in revenue for us over ten years, which includes up to $600 million from the Government of Canada. Additionally, the Government of Canada will contribute up to $85 million to us through the Government of Canada’s Strategic Innovation Fund (“SIF”), and we continue to work closely with other provincial, territorial and local governments across Canada — as well as other key regions globally — to support government focus on this goal.

Intellectual Property

As of December 31, 2020, we owned twenty-three issued patents, four of which are in the United States. These patents expire between 2025 and 2039. We also have several pending domestic and international patent applications.

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

Research and Development

Our research and development expenditures are incurred for the studies associated with advanced satellite system designs, and experimentation and development of space, satellite and ground communications products. This includes the planned development of Telesat Lightspeed.

Regulation

We are subject to regulation by government authorities in Canada, the U.S. and other countries in which we operate and are subject to the frequency coordination process of the ITU.

Canadian Regulatory Environment

Telesat Divestiture Act

Telesat Canada was originally established by the Government of Canada in 1969 under the Telesat Canada Act. As part of the Canadian government’s divestiture of its shares in Telesat Canada, pursuant to the Telesat Canada Reorganization and Divestiture Act (1991) (“Telesat Divestiture Act”), Telesat Canada was continued on March 27, 1992 as a business corporation under the CBCA, the Telesat Canada Act was repealed and the Canadian government sold its shares in Telesat Canada. The Telesat Divestiture Act provides that no legislation relating to the solvency or winding-up of a corporation applies to Telesat Canada and that its affairs cannot be wound up unless authorized by an Act of Parliament. For further detail, see “Risk factors — Risks related to our liquidity and capital resources — Because of the Telesat Canada Reorganization and Divestiture Act, a Canadian act uniquely applicable to Telesat Canada (but not the guarantors, our other subsidiaries or Telesat LLC), Telesat Canada may not have access to the usual protections from creditors and other rights available to insolvent persons, and creditors, including holders of our Senior Secured Notes or our Senior Notes, may not have recourse to the usual rights, remedies and protections under applicable bankruptcy and insolvency laws generally available to creditors of insolvent persons.” In addition, Telesat Canada and its shareholders and directors cannot apply for Telesat Canada’s continuation in another jurisdiction or dissolution unless authorized by an Act of Parliament.

Telecommunications Act

Telesat Canada is a Canadian carrier under the Canadian Telecommunications Act (“Telecom Act”). The Telecom Act authorizes the Canadian Radio-Television and Telecommunications Commission (“CRTC”) to regulate various aspects of the provision of telecommunications services by us and other telecommunications service providers. We are currently not subject to detailed rate regulation, however the CRTC has retained its powers under the Telecom Act to impose price regulation or other regulatory measures on us in the future, as necessary. In addition, Section 28(2) of the Telecom Act provides that the CRTC may allocate satellite capacity to particular broadcasting undertakings if it is satisfied that the allocation will further the implementation of the broadcasting policy for Canada.

Radiocommunication Act

Our operations are subject to regulation and licensing by ISED pursuant to the Canadian Radiocommunication Act. ISED has the authority to issue spectrum and earth station licenses and establish policies and standards related to the radio frequencies upon which our satellites and earth stations depend. The Minister responsible for ISED has broad discretion in exercising this authority to issue licenses, fix and amend conditions of licenses, and to suspend or even revoke them. Some of the spectrum licenses under which we operate the Anik and Nimiq satellites require us to comply with research and development and other industrial and public benefit commitments, to pay annual spectrum license fees, and to provide pan Canadian satellite coverage.

ISED traditionally licensed satellite radio spectrum using a competitive licensing process. In 2012, ISED conducted a public consultation on the licensing framework for fixed satellite service (“FSS”) and broadcasting satellite service (“BSS”) in Canada. As a result, effective January 6, 2014, all FSS and BSS licenses are awarded to qualified applicants on a first-come, first-served basis, and spectrum licenses have replaced radio licenses. The term of spectrum licenses is 20 years, with a high expectation of renewal. ISED may, however, issue licenses with a shorter term. Spectrum licenses include standard conditions of license, including milestones for construction, launch and deployment of satellite(s).

ISED is considering reallocating a portion of the C-band frequencies to terrestrial mobile 5G. As a result, we may be required to vacate a portion of the C-band in the future. Satellite and terrestrial operators are seeking additional spectrum to accommodate the expected growth in demand for broadband services and 5G networks. ISED is considering and may adopt new spectrum allocations for terrestrial services that require satellite operators to vacate or share spectrum. See “Our Growth Strategy” for its plan to leverage our valuable spectrum rights.

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

Contribution Collection Since November 2000, pursuant to the CRTC’s Decision CRTC 2000-745, virtually all telecommunications service providers are required to pay contribution charges, which are fees paid into a central fund used to support the provision of video relay service, and to subsidize the cost of providing telephone and broadband service in underserved and high-cost serving areas. The charges payable by a telecom service provider are calculated as a percentage of its Canadian telecommunications service revenues, minus certain deductions (e.g., terminal equipment sales and inter-carrier payments). The rate for 2020 is 0.44%. An interim rate also of 0.44% has been established by the CRTC for 2021.

United States Regulatory Environment

The FCC regulates the provision of satellite services to, from, or within the U.S.

Our U.S.-licensed satellites operate on a non-common carrier basis. Consequently, they are not subject to rate regulation or other common carrier regulations enacted under the Communications Act of 1934. We pay FCC filing fees in connection with our space station and earth station applications and annual license and market fees to defray the FCC’s regulatory expenses. We are part of a coalition that has challenged the FCC’s recent extension of regulatory fees to satellites for which U.S. market access has been granted, but it remains in effect during the pendency of the court challenge. Annual and quarterly reports must be filed with the Universal Service Administrative Company (“USAC”) covering interstate/international telecommunications revenues. Based on these reports, USAC assesses us for contributions to the FCC’s Universal Service Fund (“USF”). Payments to the USF are made on a quarterly and annual basis. The USF contribution rate is adjusted quarterly and is set at 31.8% for the first quarter of 2021. At the present time, the FCC does not assess USF contributions with respect to bare transponder capacity (i.e., agreements for space segment only).

The FCC currently grants geostationary-like satellite authorizations on a first-come, first-served basis to applicants who demonstrate that they are legally and technically qualified and that the public interest will be served by the grant. In contrast, applications for non-geostationary-like satellite authorizations are generally dealt with through processing rounds, initiated by public notice or the submission of a lead application. To facilitate the provision of FSS in C-, Ku-, Ka- and V-band frequencies in the U.S. market, foreign licensed operators can apply to have their satellites either placed on the FCC’s Permitted Space Station List (for certain frequencies) or be granted a declaratory ruling (for other frequencies). Grants include conditions of license including deployment milestones. If more than one non-geostationary system intends to use the same frequencies, coordination is required; however if coordination cannot be reached, the U.S rules require that band splitting be applied. Under licensing and market access rules, a bond must be posted, starting at US$1 million when a geostationary satellite or non-geostationary satellite constellation authorization is granted and escalating to up to US$3 million in the case of a geostationary satellite and US$5 million in the case of a non-geostationary satellite constellation. The entire amount of the bond may be forfeited if there is failure to meet the FCC’s milestone for the launch and commencement of operations of the geostationary satellite or the milestones for the deployment and operation of 50% of the satellites in a non-geostationary satellite constellation. The bond and milestone requirements for U.S.-licensed satellites apply equally to authorized foreign-licensed satellites. According to current licensing rules and policies, the FCC will issue new satellite licenses for an initial 15-year term and will provide a licensee with an “expectancy” that a subsequent license will be granted for the replacement of an authorized geostationary satellite using the same frequencies. At the end of the 15-year term, a geostationary satellite that has not been replaced, or that has been relocated to another orbital location following its replacement, may be allowed to continue operations for a limited period of time subject to certain restrictions.

The FCC has reallocated a portion of the C-band frequencies to terrestrial mobile 5G. As a result, we will be compensated to vacate a portion of the C-band by December 31, 2023. See “Our Growth Strategy” for further detail regarding our plan to leverage our valuable spectrum rights. As in other jurisdictions, the FCC is considering and may adopt new spectrum allocations for terrestrial mobile broadband and 5G, including in bands that are currently allocated to satellite services.

The U.S. made no WTO commitment to open its DTH, DBS or digital audio radio services to foreign competition, and instead indicated that the provision of these services by foreign operators would be considered on a case-by-case basis, based on an evaluation of the effective competitive opportunities open to U.S. operators in the country in which the foreign satellite was licensed (“ECO-sat test”) as well as other public interest criteria. While Canada currently does not satisfy the ECO-sat test in the case of DTH and DBS service, the FCC has found, in a number of cases, that provision of these services into the U.S. using Canadian-licensed satellites would provide significant public interest benefits and would therefore be allowed. In cases involving us, U.S. service providers Digital Broadband Applications Corp., DIRECTV and EchoStar have all received FCC approval to access Canadian-authorized satellites under Telesat’s direction and control in Canadian-licensed orbital locations to provide DTH-FSS or DBS service into the U.S.

The approval of the FCC for the Telesat Canada Acquisition and the Skynet Transaction was conditioned upon our compliance with commitments made to the Department of Justice, the Federal Bureau of Investigation and the Department of Homeland Security relating to the availability of certain records and communications in the U.S. in response to lawful U.S. law enforcement requests for such access.

The export of U.S.-manufactured satellites and technical information related to satellites, earth station equipment and provision of services to certain countries are subject to State Department, Commerce Department and Treasury Department regulations.

In 1999, the U.S. State Department published amendments to the ITAR, which included satellites on the list of items requiring export licenses. Effective November 2014, further amendments to the ITAR transferred jurisdiction of certain satellites and related technology to the Export Administration Regulations administered by the Commerce Department, which also impose license requirements in specified circumstances.

Brazil Regulatory Environment

The Brazilian national telecommunications agency, ANATEL, grants exploitation rights for Brazilian satellites to companies incorporated and existing in Brazil. Until October 2019, these exploitation rights were granted to companies who participated in specific auctions conducted by ANATEL. Such requirement of specific auctions was abolished by Federal Law No. 13,879, dated October 3, 2019, which amended the Brazilian General Telecommunications Law. They were replaced by a simpler administrative process to be determined by ANATEL. Under this administrative process, interested companies will continue to be required to demonstrate that they are legally, technically and financially qualified and that the public interest will be served by the grant. ANATEL may also grant exploitation and landing rights for foreign satellites when the public interest is evidenced, provided that the applicant company provides certain specific technical information on the relevant satellite and appoints a legal representative in Brazil (i.e., a company incorporated and existing in Brazil). The landing rights of foreign satellites shall be granted to the owner of the space segment or the company who holds the right to operate it, in whole or in part, but the satellite capacity may only be commercialized in Brazil through the local legal representative. In exploitation and landing rights of Brazilian satellites, the rights are granted conditional on payment of applicable fees (payment may be converted into investment commitments) and are valid for up to 15 years (renewable for additional periods provided that the obligations already assumed are fulfilled). In exploitation and landing rights of foreign satellites, the rights are granted conditional on payment of applicable fees and are valid for up to 15 years renewable once for an additional equal period.

ANATEL has authorized us, through our subsidiary, Telesat Brasil Capacidade de Satélites Ltda. (“TBCS”), to operate FSS satellites at the 63° WL orbital location. In December 2008, TBCS entered into a new 15-year Concession Agreement with ANATEL which obligates TBCS to operate a Ku-band satellite in accordance with Brazilian telecommunications law and contains provisions to enable ANATEL to levy fines for failure to perform according to the Concession Agreement terms. In May 2015, TBCS was the successful bidder in an ANATEL auction for Ka-Band and Planned Ku-band frequency rights at the 63° WL orbital location and the associated 15-year Concession Agreements were signed on March 2, 2016. Our Estrela do Sul 2 and Telstar 19 VANTAGE satellites are located at 63° WL and make use of these frequency rights.

In addition, ANATEL has accredited TBCS as legal representative in Brazil of two non-Brazilian satellites: Telstar 12 VANTAGE and Anik G1.

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

United Kingdom Regulatory Environment

We own and operate the portion of the ViaSat-1 satellite (115° WL) payload that is capable of providing service within Canada. ViaSat-1 operates in accordance with a license granted by the FCC in the U.S. However, by virtue of an intergovernmental arrangement between the U.S. and the United Kingdom, ViaSat-1 operates in accordance with ITU networks filed by the United Kingdom regulatory agency, OFCOM, on behalf of the Isle of Man. The Isle of Man is a British Crown Dependency and Isle of Man satellite frequency filings are filed with the ITU by OFCOM. ManSat Ltd. has been granted rights by the Isle of Man Government to manage all aspects of Isle of Man satellite frequency filings. Both Telesat and Viasat have a commercial relationship with ManSat. Viasat and Telesat have agreed to cooperate in their dealings with ManSat with respect to the ViaSat-1 satellite for OFCOM and ITU purposes. The Ka-band and portions of the Ku-band frequencies on Telstar 12 VANTAGE, portions of the Ka-band frequencies on Telstar 18 VANTAGE and the Ka-band frequencies on Telstar 19 VANTAGE, are also filed with the ITU by ManSat on behalf of Telesat.

Landing Rights and Other Regulatory Requirements

Many countries regulate satellite transmission signals to, and for uplink signals from, their territory. We have landing rights in major market countries worldwide. In many jurisdictions, landing rights are granted on a per-satellite basis and applications must be made to secure landing rights on replacement satellites.

International Regulatory Environment -- International Telecommunication Union

The ITU, a Specialized Agency of the United Nations, is responsible for administering access by member states to frequencies in the radio portion of the electromagnetic spectrum. The ITU Radio Regulations set forth the process that member states must follow to secure rights for geostationary satellite networks and non-geostationary satellite systems to use frequencies, and the obligations and restrictions that govern such use. The process includes, for example, a “first-come, first-served” system for gaining access to certain frequencies, time limits for bringing the frequencies into use by launching one satellite, and in the case of non-geostationary satellite systems, milestones associated with the deployment of additional satellites in the system. In the case of geostationary satellite networks only, certain frequencies at specified orbital locations have been reserved in perpetuity for individual administrations’ use.

Canada, the U.S. and other member states have rights to use certain frequencies. We have been authorized by its ITU filing administrations Canada, USA, Brazil and the United Kingdom of Great Britain and Northern Ireland to use certain frequencies. In addition, through commercial arrangements, we have the right to use certain frequencies for which the Kingdom of Tonga has the rights. Authorized frequencies include those already used by our current satellites, and additional frequencies at various geostationary orbital locations or in non-geostationary constellations that must be brought into use within specified time limits.

The ITU Radio Regulations govern the process used by satellite operators to coordinate their operations with other satellite operators to avoid harmful interference. Each member state is required to give notice of, coordinate and register its proposed use of radio frequency assignments with the ITU. The filing and registration process is administered by the ITU Radiocommunications Bureau (“ITU-BR”).

Once a member state has filed its proposed use of frequencies with the ITU, other member states inform that member state and the ITU-BR of any intended use that has the potential to cause interference to either existing operations, or operations that may occur in accordance with priority rights. The member states are then obligated to negotiate with each other in an effort to coordinate the proposed uses and resolve interference concerns. If all outstanding issues are resolved in accordance with the various procedures of the ITU Radio Regulations, the frequencies are entered into the ITU’s Master International Frequency Register (“MIFR”). Registered frequencies are entitled under international law to interference protection from subsequent or nonconforming uses.

Under the ITU Radio Regulations, a member state that places a satellite or any ground station into operation without completing coordination could be vulnerable to interference from other systems and may have to alter the operating parameters of its satellite or ground station if harmful interference occurs to other users already entered in the MIFR or that have priority rights.

The process of ITU filing and notification in the MIFR of frequencies spans a period of seven years, or longer, depending upon the frequency band and the various provisions of the ITU Radio Regulations that may be invoked. Our authorized frequencies are in various stages of the coordination and notification process. Many frequencies have completed the process and have been registered in the MIFR. In other cases, coordination is on-going so that entry into the MIFR is pending. This is typical for satellite operators. Depending upon the outcome of coordination discussions with other satellite operators, we may need to make concessions in terms of how a frequency may be used. The failure to reach an appropriate arrangement with such satellite operators may render it impossible to secure entry into the MIFR and result in substantial restrictions on the use and operations of our existing satellites. In the event disputes arise during the coordination process or thereafter, the ITU Radio Regulations set forth procedures for resolving disputes but do not contain a mandatory dispute resolution mechanism or an enforcement mechanism. Rather, the rules invite a consensual dispute resolution process for parties to reach a mutually acceptable agreement. Neither the rules nor international law provide a clear remedy for a party where this voluntary process fails.

Other Orbital Spectrum

We have been authorized by governments to operate using additional frequencies at some of the orbital locations where we are currently operating a satellite. In addition, we have been authorized by governments to operate at other orbital locations where we currently do not have a satellite in service as well as a global LEO constellation in Ka-band and V-band.

In general, our satellites are subject to various regulatory authorities and to the rights of other operators. See “Risk Factors — Risks Relating to Regulatory Matters —Our operations may be limited or precluded by ITU rules or processes, and we are required to coordinate our operations with those of other satellite operators” for more information about these risks.

Capital Expenditures

For a description of our principal capital expenditures during the past two fiscal years, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

Property

We own or lease, as described, the satellites and other property identified under “Property, plants and equipment — In-orbit Satellite fleet”, “Property, plants and equipment — Rights to other satellites” and “Property, plants and equipment — Satellite Operations and Related Facilities — Satellite Control Centre and Earth Station Facilities.”

C. Organizational structure.

Our corporate structure, as of December 31, 2020, is as follows:

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

D. Property, plants and equipment.

In-orbit satellite fleet

Our state-of-the art GEO satellite fleet is comprised of 15 satellites offering global coverage with a concentration over the Americas. We also have one LEO satellite, LEO 1, in polar orbit. We are currently evaluating mission extension services that have the potential to prolong the orbital maneuver lives of certain of our satellites.

Owned in-orbit satellites as of December 31, 2020

	Orbital Location Regions Covered	Launch Date	Manufacturer’s End-of-Service Life	End-of-Orbital Maneuver Life(1)	Model
Anik F1	109.2° WL Caribbean	Nov 2000	2016	2022(2)(3)	BSS702 (Boeing)
Anik F1R	107.3° WL North America	Sep 2005	2020	2022(2)	E3000 (EADS Astrium)
Anik F2	111.1° WL Canada, Continental United States	Jul 2004	2019	2026	BSS702 (Boeing)
Anik F3	118.7° WL Canada, Continental United States	Apr 2007	2022	2026	E3000 (EADS Astrium)
Anik G1	107.3° WL Canada South America	Apr 2013	2028	2039	SS/L 1300
Nimiq 1(7)	Not Applicable(4)	May 1999	2011	2021(2)	A2100 AX (Lockheed Martin)
Nimiq 2(7)	91.1 WL North America	Dec 2002	2015	2024(2)	A2100 AX (Lockheed Martin)
Nimiq 4	82° WL Canada	Sep 2008	2023	2027	E3000 (EADS Astrium)
Nimiq 5	72.7° WL Canada, Continental United States	Sep 2009	2024	2036	SS/L 1300
Nimiq 6	91.1° WL Canada	May 2012	2027	2046	SS/L 1300
Telstar 11N	37.55° WL North and Central America, Europe, Africa and the maritime Atlantic Ocean region	Feb 2009	2024	2026	SS/L 1300
Telstar 12 VANTAGE	15° WL Eastern United States, SE Canada, Europe, Russia, Middle East, South Africa, portions of South and Central America	Nov 2015	2030	2032	E3000 (Airbus)
Telstar 14R/Estrela do Sul 2	63° WL Brazil and portions of Latin America, North America, Atlantic Ocean	May 2011	2026	2024	SS/L 1300
Telstar 18 VANTAGE(4)	138° EL India, South East Asia, Indonesia/Malaysia, China, Australia/New Zealand, North Pacific and Hawaii	Sep 2018	2033	2040	SS/L 1300
Telstar 19 VANTAGE	63° WL Brazil and portions of Latin America, North America, Atlantic Ocean, Caribbean	Jul 2018	2033	2037	SS/L 1300
LEO 1	NGSO polar	Jan 2018	2021	N/A(6)	SSTL

(1)	Our current estimate of when each satellite will be decommissioned, taking account of anomalies and malfunctions the satellites have experienced to date and other factors such as remaining fuel levels, consumption rates and other available engineering data. These estimates are subject to change and it is possible that the actual orbital maneuver life of any of these satellites will be different than we currently anticipate. Further, it is anticipated that the payload capacity of each satellite may be reduced prior to the estimated end of orbital maneuver life. For example, we currently anticipate that we will need to commence the turndown of transponders on Anik F1 prior to the End-of-Orbital Maneuver Life, as a result of further degradation in available power.

(2)	End of Orbital Maneuver life for these satellites has been extended through inclined orbit operations which reduces fuel consumption through the elimination of north-south station-keeping.

(3)	Anik F1 was recently relocated from the 107.3° WL orbital location to the 109.2° WL orbital location, where it commenced inclined operations.

(4)	Nimiq 1 is currently located in a non-Telesat orbital slot.

(5)	Telesat International Limited (“TIL”), a subsidiary of Telesat Canada, and APT have entered into agreements relating to the Telstar 18 VANTAGE satellite, which are accounted for as a joint operation, whereby TIL’s interest is 42.5%.

(6)	LEO 1 has sufficient fuel to support collision avoidance maneuvers for several years and subsequent deorbit. End of life will be determined based on ongoing assessment of spacecraft health.

(7)	Our Nimiq 1 and Nimiq 2 satellites are primarily used to provide short-term services to other operators who use the satellites at their designated orbital locations to preserve their spectrum rights.

Rights to Other Satellites

In addition, we have rights to satellite capacity on other satellites, including the entire Ka-band Canadian payload, consisting of nine user beams, on ViaSat-1.

Satellite Control Centre and Earth Station Facilities

Our primary Satellite Control Centre (“SCC”) is located at our headquarters in Ottawa, Ontario. The SCC is the hub for our satellite-related activities. The facility is staffed 24 hours per day and currently operates 14 Telesat owned satellites: Anik F1, Anik F1R, Anik F2, Anik F3, Anik G1, Nimiq 1, Nimiq 2, Nimiq 4, Nimiq 5, Nimiq 6, Telstar 11N, Telstar 12 VANTAGE, Telstar 18 VANTAGE and LEO 1. We also operate numerous other satellites for third parties from our SCC in Ottawa. We operate our Telstar 14R/Estrela do Sul 2 satellite and our Telstar 19 VANTAGE satellite from our SCC in Rio de Janeiro, Brazil. Our headquarters is located at 160 Elgin Street, Ottawa where we lease approximately 75,900 rentable square feet. The lease expires on July 31, 2029 and we have two options to extend for an additional five years each.

The Allan Park earth station, located northwest of Toronto, Ontario on approximately 65 acres of owned land, houses a customer support centre and a technical control centre. This facility is the single point of contact for our customers internationally and is also the main earth station complex providing Telemetry, Tracking and Control services for the satellites that we operate. The Allan Park earth station also houses our back-up satellite control centre for the Nimiq and Anik satellites. The back-up satellite control centre for the Telstar satellites is located at the Mount Jackson earth station. We would have the functional ability to restore satellite control services via the Allan Park and Mount Jackson back-up control centres if our primary SCCs became disabled. In addition to the Ottawa headquarters and the Allan Park earth station, we operate a number of other earth stations, including the following:

Overview of Telesat Earth Stations (Other than the SCC and Allan Park)

Earth stations	Owned or leased property

Vancouver, British Columbia, Canada	Owned (scheduled to be closed in first half of 2021)
Victoria, British Columbia, Canada	Leased
Calgary, Alberta, Canada	Owned
Hague, Saskatchewan, Canada	Leased
Winnipeg, Manitoba, Canada	Owned
Montreal, Quebec, Canada	Owned
Toronto, Ontario, Canada	Leased (scheduled to be closed in first half of 2021)
Mount Jackson, Virginia, U.S.	Owned
Middleton, Virginia, U.S.	Leased
Belo Horizonte, Brazil	Owned
Iqaluit, Nunavut, Canada	Leased
Fort McMurray, Alberta, Canada	Leased
Saskatoon, Saskatchewan, Canada	Leased
St. John’s, Newfoundland, Canada	Leased
Kapolei, Hawaii, U.S.	Third party site
Aflenz, Austria	Third party site
Perth, Australia	Third party site
Jakarta, Indonesia	Third party site

In addition to these facilities, we lease facilities for administrative and sales offices in various locations throughout Canada and the U.S. as well as in Brazil, England and Singapore.

Satellite Operations

To ensure continuity of service to our customers, we engineer satellites with on-board redundancies by including spare equipment on the satellite, conducting standard testing programs that provide high confidence of performance levels, and purchase insurance.

Our operations and engineering personnel are actively involved in all stages of the lifecycle of a satellite from the design through the deorbiting of the satellites that we procure. Our personnel work directly with our contractors at the contractor’s site to provide technical input and monitor progress during the satellite’s design, construction and launch phases. Our personnel operate all of our owned satellites throughout the life of the satellite. We monitor earth station operations and around-the-clock satellite control and network operations so that we can respond when problems occur. In addition, we have in place contingency plans, which we review on a regular basis, for technical problems that may occur during the life of a satellite. We also work closely with earth station manufacturers to test and implement the earth stations that we procure, and to resolve technical problems as they arise.

Our primary consideration in managing our satellite telecommunications systems is to provide reliable and cost-effective services to our customers. We endeavor to limit the assumption of risk to activities under our control. Our space risk management program has been designed to achieve these objectives.

Insurance and Risk Management Program

Non-Insurance Risk Management Initiatives

The risk management program begins at the technical analysis and design stage of the satellites. We engineer certain redundancies on-board every satellite. Furthermore, we are involved in overseeing the manufacturing of all of our satellites. We require the manufacturer and its subcontractors to follow assembly and quality assurance programs. We secure and maintain access to work performed by the satellite manufacturer and its subcontractors for the purpose of observing the quality and progress of such work. Comprehensive testing is conducted at the manufacturer’s or a subcontractor’s plant, which must meet industry standards and, in many cases, be supervised by our engineering personnel. Our engineering personnel review program management and construction schedules, engineering, design, manufacturing and integration and testing activities at both the manufacturer’s and subcontractor’s sites. After construction is complete, we conduct final acceptance inspections of all deliverable items.

We believe it is crucial to have knowledge and insight into the launch vehicles being used to launch our satellites. Our engineering personnel are on site during all phases of the launch campaigns to observe launch preparations and launch operations. We believe that these quality assurance and manufacturing process monitoring programs help us reduce the risk of satellite failures and anomalies and result in lower launch and in-orbit insurance costs.

Satellite Insurance

We are required to maintain certain satellite insurance under the covenants of the Senior Secured Credit Facilities, and under the indenture governing the Senior Secured Notes and the Senior Notes. In addition, we may purchase additional insurance as we deem appropriate. Note that this applies only to our GEO satellites.

Satellite insurance falls into three categories: Pre-Launch Insurance, Launch Insurance and In-Orbit Insurance.

Pre-Launch Insurance:

Pre-launch insurance is typically purchased by the satellite manufacturer. We manage our pre-launch risks (i.e. risks during the manufacturing and transport phase) primarily through our contractual arrangements with the satellite manufacturer.

Launch Insurance:

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

In-orbit Insurance:

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

Other Insurance Coverage

We comply with the requirements to maintain insurance on our GEO satellites under the terms of the Senior Secured Credit Facilities and indentures that govern the Senior Secured Notes and the Senior Notes. Under the most restrictive of these covenants, we are required to maintain insurance equal to a minimum of 33% of the aggregate net book value of any individual and 50% of the aggregate net book value of all in-orbit GEO satellites. We have arranged in-orbit insurance policies that generally expire in November 2022.

We may discontinue or change our in-orbit insurance practices in the future, subject to the requirements of the Senior Secured Credit Facilities and indentures that govern the Senior Secured Notes and the Senior Notes. Some of our satellite in-orbit insurance policies contain deductibles or coverage exclusions related to potential future failures of certain specific on-board components.

We do not insure our interests in Anik F1, Anik F2, Nimiq 1 or Nimiq 2. We also do not insure our capacity on ViaSat-1.

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

For the comparison of the balances between 2018 and 2019, refer to Telesat Canada’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019 filed with the SEC on February 27, 2020 which can be obtained on SEC’s website at http://www.sec.gov.

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

The information contained in this MD&A takes into account information available up to March 3, 2021, unless otherwise noted.

OVERVIEW OF THE BUSINESS

We are a leading global satellite services operator, providing our customers with mission-critical communications services since the start of the satellite communications industry in the 1960s. Through a combination of advanced satellites and ground facilities and a highly expert and dedicated staff, our communications solutions support the requirements of sophisticated satellite users throughout the world. We are organized into one operating segment, the satellite services business; however, we provide our services through three business categories: Broadcast, Enterprise and Consulting and other.

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

As at December 31, 2020, we provided satellite services to customers from our fleet of 15 in-orbit geostationary satellites, as well as our Canadian payload on the ViaSat-1 satellite. We also manage the operations of additional satellites for third parties.

We have commenced the development of what we believe will be the world’s most advanced constellation of low earth orbit (“LEO”) satellites and integrated terrestrial infrastructure, called “Telesat Lightspeed” – a platform designed to revolutionize the provision of global broadband connectivity. In January 2018, our first LEO satellite was successfully launched into orbit. This Phase 1 LEO satellite has demonstrated certain key features of the Telesat Lightspeed system design, specifically the capability of the satellite and customer terminals to deliver a low latency broadband experience. We also installed ground infrastructure at our teleport in Allan Park in Canada to support testing with a variety of existing and prospective customers and potential suppliers of the Telesat Lightspeed system hardware who have been participating in trials since the second half of 2018.

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

We recognize revenue from satellite services on a monthly basis as services are performed in an amount that reflects the consideration we expect to receive in exchange for those services. We account for a contract when it has approval and commitment from both parties, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability is considered probable.

Consulting revenue for cost plus contracts is recognized as the approved time and labor is completed by Telesat. We recognize consulting revenue for fixed price contracts using the input method to determine the progress towards complete satisfaction of the performance obligation. Equipment sale revenue is recognized when the customer obtains control of the equipment, being at the time the equipment is delivered to and accepted by the customer.

Expenses

Our operating expenses consist of labor, the cost of which has historically been relatively stable, and variable operating expenses which include in-orbit insurance and direct-billed expenses, such as third-party contractor services.

Interest expense is significant and arises principally from our Senior Secured Credit Facilities, Senior Secured Notes and Senior Notes. Foreign exchange gains or losses incurred on the translation our U.S. dollar denominated indebtedness and the gains or losses on financial instruments resulting from variations in the fair value of interest rate swaps, the prepayment options on our Senior Notes and the prepayment option on our Senior Secured Notes remain significant components of our total expenses.

Other significant operating expenses include the straight-line depreciation of the cost of each of our satellites over their useful lives and amortization expense related to various finite-life intangible assets.

OPERATING HIGHLIGHTS OF 2020

Pending Roll-Up Transaction

On November 23, 2020, Telesat Canada, a Canadian corporation (“Telesat”), entered into a Transaction Agreement and Plan of Merger (as it may be amended from time to time, the “Transaction Agreement”) with Loral Space & Communications Inc., a Delaware corporation (“Loral”), Telesat Partnership LP, a limited partnership formed under the laws of Ontario, Canada (“Telesat Partnership”), Telesat Corporation, a newly formed corporation incorporated under the laws of the Province of British Columbia, Canada and the sole general partner of Telesat Partnership (“New Telesat”), Telesat CanHold Corporation, a corporation incorporated under the laws of British Columbia, Canada and wholly owned subsidiary of Telesat Partnership (“Telesat CanHoldco”), Lion Combination Sub Corporation, a Delaware corporation and wholly owned subsidiary of Loral (“Merger Sub”), Public Sector Pension Investment Board, a Canadian Crown corporation (“PSP Investments”), and Red Isle Private Investments Inc., a Canadian corporation and wholly owned subsidiary of PSP Investments (“Red Isle”), under which Merger Sub will merge with and into Loral, with Loral surviving the merger as a wholly owned subsidiary of Telesat Partnership (the “Merger”), and Loral stockholders receiving common shares of New Telesat and/or units of Telesat Partnership that will be exchangeable for common shares of New Telesat

The shares of Telesat Corporation will be listed on the Nasdaq Global Select Market at the closing of the transaction. The transaction is expected to close in the second or third quarter of 2021, subject to the receipt of required regulatory approvals, the approval of Loral’s stockholders and other customary conditions.

For additional details of the Transaction Agreement and the Transaction, refer to Item 7B. Related party transactions.

Further Development of the Telesat Lightspeed Constellation

We continue to advance our Telesat Lightspeed plans.

On February 9, 2021, we announced that we have entered into an agreement with TAS to be the prime manufacturer of the Telesat Lightspeed constellation and that TAS and its affiliate Telespazio have made a Lightspeed capacity commitment in connection with the agreement. Under the terms of the agreement, the parties have provided for continued progress of the program while the financing for the project is being finalized. The execution of the definitive manufacturing agreement, the commencement of full construction activities and the final constellation deployment schedule are subject to, and conditional upon, the progress of the financing for the program.

On February 18, 2021, we announced that we have selected MDA to manufacture the phased array antennas to be incorporated into the Lightspeed satellites. Under the terms of the agreement we have executed with MDA, the parties have provided for continued progress of the program while the financing for the project is being finalized.

On February 18, 2021, we also announced that we have entered into a Memorandum of Understanding (MOU) with the Government of Québec for an investment of $400 million into Telesat Lightspeed. Under the terms of the MOU, the investment by the Government of Québec will consist of $200 million in preferred equity as well as a $200 million loan. It is expected that a final agreement will be completed in the coming months.

While we have entered into agreements with Thales Alenia Space and MDA, the execution of the definitive manufacturing agreements with them, the commencement of full construction activities and the final constellation deployment schedule are subject to, and conditional upon, the progress of the financing for the program. Similarly, the Government of Quebec’s $400 million investment is subject to a number of conditions, including financing and the entering into of a further, definitive agreement. There are numerous risks and uncertainties associated with our business, including our planned Telesat Lightspeed constellation. See – Risk Factors: Risks Related to Our LEO Constellation

Repurposing of C-Band Spectrum

In a number of countries, regulators plan to adopt new spectrum allocations for terrestrial mobile broadband and 5G, including certain C-band spectrum currently allocated to satellite services. We currently use C-band spectrum in a number of countries, including the U.S. and Canada. To the extent that we are able to assist in making the C-band spectrum we use available for use for terrestrial mobile broadband and 5G, we may be entitled to certain compensation.

On February 28, 2020, the FCC issued a final Report and Order on Expanding Flexible use of the 3.7 to 4.2 GHz Band. The Report and Order provided that Telesat would receive as much as US$344.4 million from the repurposing of C-band spectrum in the U.S. provided that we take the necessary actions to move our services in the continental U.S. out of the 3700 — 4000 MHz spectrum band and into the 4000 — 4200 MHz band and take the necessary steps to ensure that our end user antennas will not be subject to terrestrial interference. Telesat believes that it can meet all the requirements to receive the US$344.4 million.

A similar repurposing of C-band spectrum is currently underway in Canada as well, with the Government of Canada launching a public consultation on repurposing C-band spectrum in August 2020. In the consultation document, in addition to its own proposal, the Government of Canada included a proposal put forward by Telesat whereby Telesat — the sole satellite operator licensed to use C-band in Canada — would accelerate, and be fully responsible for, the clearing of a portion of the C-band spectrum for 5G. In return, Telesat would be compensated for clearing and repurposing the spectrum. Comments were submitted to the government on October 26, 2020, and Reply Comments were submitted on November 30, 2020. Telesat anticipates a decision in 2021.

Telesat Lightspeed Asset Transfers

In December 2020, in connection with our ongoing financing activities related to our planned Telesat Lightspeed constellation, we designated certain of our subsidiaries as unrestricted subsidiaries under our Amended Senior Secured Credit Facilities and the indentures governing our Senior Secured Notes and Senior Notes.

On December 31, 2020, Telesat and Telesat Spectrum General Partnership (“TSGP”), a wholly owned restricted subsidiary of Telesat, entered into a series of transactions in which Telesat and TSGP transferred to certain unrestricted subsidiaries (i) assets relating to the Telesat Lightspeed network, including NGSO spectrum authorizations, US market access rights, certain IP, certain fixed assets and certain contracts, and (ii) C-band assets, including Canadian C-band licenses and U.S. C-band market access rights, together with the right to receive proceeds from the repurposing thereof. In connection with such asset transfers, the applicable unrestricted subsidiaries entered into certain market access and control agreements permitting Telesat and TSGP to retain access and/or control over the transferred assets. Concurrently with these transactions, Telesat contributed US$193 million in cash to Telesat LEO Holdings Inc., an unrestricted subsidiary of Telesat. These transactions are collectively referred to as the “LEO Transactions”.

Immediately prior to the LEO Transactions, we prepaid outstanding term loans under our Amended Senior Secured Credit Facilities in an aggregate principal amount of US$341.4 million. As a result of such prepayment, pro forma leverage under the Amended Senior Secured Credit Facilities at the time of the LEO Transactions was less than 4.50 to 1.00. The LEO Transactions complied with the covenants set forth in the Amended Senior Secured Credit Facilities and the indentures governing our Senior Secured Notes and Senior Notes.

COVID-19

Although the COVID-19 pandemic has had limited impact on our ability to operate our business, our customers in the maritime and aeronautical markets have been significantly impacted by the pandemic. At the request of some of these customers, we have agreed to amend the terms of certain of their contracts to mitigate the adverse financial impact COVID-19 is having on their respective businesses. These arrangements will have an adverse impact on our revenues in the near term. While not sufficient to offset the adverse impacts referred to above, we have experienced some increased demand for services as a result of COVID-19, primarily from government, and government sponsored broadband requirements.

In addition, certain of our maritime and aeronautical customers commenced voluntary bankruptcy proceedings. As a result, we recorded a provision for bad debt expense for certain accounts receivables with these customers during 2020 given the risk that we may not receive payment for all, or substantially all, of the amounts owed to us.

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

After decades of developing and successfully operating our geosynchronous orbit-based satellite services business, we are now poised to revolutionize the provision of global broadband connectivity by developing what we believe will be the world’s most advanced constellation of LEO satellites and integrated terrestrial infrastructure, Telesat Lightspeed.

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

Leading into 2021, we remain focused on increasing the utilization of our existing satellites, the development of our global Telesat Lightspeed Constellation, and identifying and pursuing opportunities to invest in expansion satellite capacity, and leveraging the value of our spectrum rights, all while maintaining our operating discipline.

RESULTS OF OPERATIONS

Review of financial performance

Our net income for the year ended December 31, 2020, was $245.6 million compared to net income of $187.2 million for the prior year. The positive variation of $58.4 million was principally due to the loss on refinancing in the prior year related to the redemption of our 8.875% Senior Notes and the refinancing of our Term Loan B facility. This was partially offset by a decrease in the non-cash foreign exchange gain in the current year compared to the prior year, primarily as a result of the U.S. dollar weakening to a lesser extent in 2020 compared to the weakening in 2019.

Below are the foreign exchange rates used for our audited consolidated financial statements and this MD&A:

	2020	2019	2018
US$ to CAD$ spot rate as at December 31,	1.2725	1.2990	1.3637
US$ to CAD$ average rate for the year ended December 31,	1.3425	1.3289	1.2912

Revenue

	Years ended December 31,		% Increase
(in millions of Canadian dollars except percentages)	2020	2019	(Decrease)
Broadcast	$411.4	$444.5	(7.4)%
Enterprise	389.7	444.7	(12.4)%
Consulting and other	19.4	21.7	(10.7)%
Revenue	$820.5	$910.9	(9.9)%

Total revenue for the year ended December 31, 2020, decreased by $90.4 million to $820.5 million compared to $910.9 million for the prior year.

Revenue from Broadcast services decreased by $33.1 million for the year ended December 31, 2020, when compared to the prior year. The decrease was mainly due to a reduction of service for one of our North American DTH customers.

Revenue from Enterprise services decreased by $55.0 million for the year ended December 31, 2020, when compared to the prior year. The decrease was primarily due to revenue associated with short-term services provided to other satellite operators in 2019, which did not occur in 2020. This was combined with the completion of the non-cash amortization of a significant financing component of an agreement and, to a lesser extent, the impact of COVID-19 pandemic on certain customers.

Consulting and other revenue decreased by $2.3 million for the year ended December 31, 2020, when compared to the prior year. The decrease was primarily due to lower U.S. government consulting activities.

Expenses

	Years ended December 31,		% Increase
(in millions of Canadian dollars except percentages)	2020	2019	(Decrease)
Depreciation	$216.9	$243.0	(10.7)%
Amortization	17.2	23.3	(26.1)%
Operating expenses	180.9	165.5	9.3%
Other operating losses, net	0.2	0.9	(75.1)%
Total expenses	$415.2	$432.6	(4.0)%

Depreciation

Depreciation of satellites, property and other equipment decreased by $26.1 million for the year ended December 31, 2020, when compared to the prior year. The decrease in depreciation was primarily due to the end of useful lives, for accounting purposes, of our Anik F2 satellite in the fourth quarter of 2019 and our Anik F1R satellite in the fourth quarter of 2020.

Amortization

Amortization of intangible assets decreased by $6.1 million for the year ended December 31, 2020, when compared to the prior year. The decrease was primarily related to the end of useful life, for accounting purposes, of certain customer relationships in 2019.

Other Operating Losses, Net

Other operating losses, net decreased by $0.6 million for the year ended December 31, 2020, when compared to the prior year. Operating loss for the years ended December 31, 2020 and 2019 related to loss on disposal of assets.

Operating Expenses

	Years ended December 31,		% Increase
(in millions of Canadian dollars except percentages)	2020	2019	(Decrease)
Compensation and employee benefits	$89.9	$87.9	2.2%
Other operating expenses	57.6	40.3	42.9%
Cost of sales	33.4	37.2	(10.4)%
Operating expenses	$180.9	$165.5	9.3%

Total operating expenses increased by $15.4 million for the year ended December 31, 2020, when compared to the prior year.

Compensation and employee benefits increased by $1.9 million for the year ended December 31, 2020, in comparison to the prior year. The increase was primarily due to higher wages due to the hiring of additional employees primarily to support our Telesat Lightspeed program, combined with lower capitalized engineering costs. This was partially offset by lower share-based compensation and bonuses.

Other operating expenses increased by $17.3 million for the year ended December 31, 2020, in comparison to the prior year. The increase was primarily due to higher professional fees primarily associated with the Roll-Up Transaction, higher provision for bad debt expense associated with the COVID-19 pandemic and higher in-orbit insurance.

Cost of sales decreased by $3.9 million for the year ended December 31, 2020, when compared to the prior year. The decrease was primarily due to lower consultancy related expenses, partially offset by higher cost of equipment sales.

Interest Expense

	Years ended December 31,		% Increase
(in millions of Canadian dollars except percentages)	2020	2019	(Decrease)
Debt service costs	$175.9	$226.6	(22.4)%
Interest expense on significant financing component	22.4	25.5	(12.0)%
Interest expense on satellite performance incentive payments	2.9	3.5	(17.1)%
Interest expense on employee benefit plans	1.2	1.3	(12.7)%
Interest expense on leases	1.3	1.3	4.7%
Interest expense	$203.8	$258.3	(21.2)%

Interest expense included interest related to our debt, as well as, interest related to our derivative instruments, significant financing on certain revenue agreements, satellite performance incentive payments, employee benefit plans and leases.

Debt service costs, which included interest expense on indebtedness and derivative instruments, decreased by $50.7 million for the year ended December 31, 2020, when compared to the prior year. The decrease in debt service costs was primarily due to the refinancing of our debt at lower interest rates in the fourth quarter of 2019. This was partially offset by lower net interest received on our interest rate swaps.

Interest expense on significant financing component decreased by $3.1 million for the year ended December 31, 2020, when compared to the prior year. The decrease in interest expense was primarily due to lower average prepayment balances for revenue agreements with a significant financing component combined with the completion of an agreement that provided for a prepayment for services and which was accounted for as having a significant financing component.

Interest on satellite performance incentive payments decreased by $0.6 million for the year ended December 31, 2020, when compared to the prior year, primarily due to declining balances of satellite performance incentive liabilities.

Interest expense on employee benefit plans decreased by $0.2 million for the year ended December 31, 2020, when compared to the prior year. The decrease was primarily a result of differences in estimated interest expense according to the actuarial reports.

Interest expense on leases was essentially unchanged for the year ended December 31, 2020, when compared to the prior year.

Interest and Other Income

	Years ended December 31,
(in millions of Canadian dollars)	2020	2019
Interest and other income	$5.2	$20.0

Interest and other income decreased by $14.8 million for the year ended December 31, 2020, when compared to the prior year. The decrease was primarily due to a decrease in interest rates on cash and short-term investment balances, partially offset by an increase due to higher average cash and cash equivalent balances in 2020. The decrease was also due to the loss on the US$341.4 million repayment of our Term Loan B – U.S. Facility.

Foreign Exchange and Derivatives

	Years ended December 31,
(in millions of Canadian dollars)	2020	2019
Loss on changes in fair value of financial instruments	$(13.1)	$(49.7)
Gain on foreign exchange	$47.6	$163.8

The $13.1 million loss on changes in fair value of financial instruments for the year ended December 31, 2020, represented a positive change of $36.6 million compared to the prior year. The loss on changes in fair value of financial instruments primarily reflected changes in the fair values of our interest rate swaps, and 6.5% Senior Notes and 4.875% Senior Secured Notes. The loss on changes in fair value of financial instruments for the prior year primarily reflected changes in the fair values of our interest rate swaps, interest rate floors on our former Senior Secured credit facilities and prepayment options on our 8.875% Senior Notes. The losses on changes in fair value of financial instruments were a result of changes in key economic variables, such as foreign exchange rates, credit spreads and swap rates.

The foreign exchange gain for the year ended December 31, 2020, was $47.6 million compared to a foreign exchange gain of $163.8 million for 2019 resulting in a negative change of $116.2 million.

The gain for the year ended December 31, 2020 was mainly the result of a weaker U.S. dollar to Canadian dollar spot rate as at December 31, 2020 ($1.2725) compared to the spot rate as at December 31, 2019 ($1.2990) and the resulting favorable impact on the translation of our U.S. dollar denominated indebtedness.

The gain for the year ended December 31, 2019 was mainly the result of a weaker U.S. dollar to Canadian dollar spot rate as at December 31, 2019 ($1.2990) compared to the spot rate as at December 31, 2018 ($1.3637) and the resulting favorable impact on the translation of our U.S. dollar denominated indebtedness.

Income Taxes

	Years ended December 31,
(in millions of Canadian dollars)	2020	2019
Current tax expense	$77.1	$71.2
Deferred tax recovery	(81.5)	(56.1)
Tax (recovery) expense	$(4.4)	$15.1

The tax expense for the year ended December 31, 2020, was $19.5 million lower than the prior year. The decrease was mainly due to a decrease in operating income and the recognition of temporary differences not recognized as deferred tax assets in prior years.

Backlog

Contracted revenue backlog (“backlog”) represents our expected future revenue from existing service contracts (without discounting for present value) including any deferred revenue that we will recognize in the future in respect of cash already received. The majority of our contracted revenue backlog is generated from contractual agreements for satellite capacity. We do not include revenue beyond the stated expiration date of a contract regardless of the potential for a renewal. As at December 31, 2020, our contracted backlog was approximately $2.7 billion.

Generally, following the successful launch of a satellite, if the satellite is operating nominally, our customers may only terminate their service agreements for satellite capacity by paying us all, or substantially all, of the payments that would have otherwise become due over the term of the service agreement. However, if certain of our existing satellites were to experience an in-orbit failure, or otherwise fail to operate as anticipated, our customers may be entitled to terminate their agreement and we may be obligated to return all or a portion of the customer prepayments made under service agreements for that satellite and reduce the associated contractual revenue from revenue backlog. Any repayments under such conditions would be funded by insurance proceeds we may receive, cash on hand, short-term investments, and funds available under our Revolving Credit Facility.

We expect our backlog as at December 31, 2020 to be recognized as follows:

(in millions of Canadian dollars)	2021	2022	2023	2024	2025	Thereafter
Backlog	$641.5	$518.2	$435.0	$305.5	$216.8	$569.3

LIQUIDITY AND CAPITAL RESOURCES

Cash and Available Credit

As at December 31, 2020, we had $818.4 million of cash and short-term investments, including $675.6 million held in unrestricted subsidiaries, as well as approximately $200 million U.S. dollars (or Canadian dollar equivalent) borrowing availability under our Revolving Credit Facility.

Cash Flows from Operating Activities

Cash generated from operating activities for the year ended December 31, 2020, was $372.4 million, a $3.2 million decrease compared to the prior year. The decrease was primarily due to lower operating income. This was partially offset by lower income taxes paid and an increase in cash flows from operating assets and liabilities.

Cash Flows used in Investing Activities

Cash used in investing activities for the year ended December 31, 2020 was $93.0 million. This consisted of $75.9 million of expenditures on satellite programs, primarily related to Telesat Lightspeed expenditures, and $17.1 million of payments for property and other equipment.

Cash used in investing activities for the year ended December 31, 2019 was $39.6 million. This consisted of $3.7 million of expenditures on satellite programs, $27.6 million of payments for intangible assets, as well as $8.3 million of payments for property and other equipment.

Cash Flows used in Financing Activities

Cash used in financing activities for the year ended December 31, 2020 was $450.2 million. This related principally to regular repayments, as well as the voluntary $341.4 million repayment made in December 2020, on our Senior Secured Credit Facilities.

Cash used in financing activities for the year ended December 31, 2019 was $40.3 million. This was mostly related to both the mandatory payments and the settlement of our former senior secured credit facilities and the settlement of our 8.875% Senior Notes, including the payment of the early redemption premium and any related debt issue costs on the October and December 2019 refinancings. This was partially offset by the proceeds from the issuance of the 6.5% Senior Notes, 4.875% Senior Secured Notes and the Senior Secured Credit Facilities.

Liquidity

A large portion of our annual cash receipts are reasonably predictable because they are primarily derived from an existing backlog of long-term customer contracts and high contract renewal rates. We believe cash and short-term investments as at December 31, 2020, cash flows from operating activities, and drawings on the Revolving Credit Facility under our Senior Secured Credit Facilities will be adequate to meet our expected cash requirements for at least the next twelve months for activities in the normal course of business, including required interest and principal payments on our indebtedness and our capital requirements. This includes the commitments we have made to date for our Telesat Lightspeed program, but does not include the capital that would be required to commence construction of the constellation.

The construction of any satellite replacement or expansion program will require significant capital expenditures, in particular our planned Telesat Lightspeed Constellation which we currently estimate will require a capital investment of approximately US$5 billion. Cash required for any future satellite programs may be funded from a range of sources including: cash and short-term investments, cash flows from operating activities, cash flows from customer prepayments or through borrowings on the Revolving Credit Facility under our Senior Secured Credit Facilities; vendor financing; equity investments; export credit agency financing; additional secured or unsecured financing; proceeds received from repurposing C-band spectrum; and from government sources. In addition, we may sell certain satellite assets and, in accordance with the terms and conditions of our Senior Secured Credit Facilities, reinvest the proceeds in replacement satellites or pay down indebtedness under the Senior Secured Credit Facilities. However, our ability to access these sources of funding is not guaranteed, and therefore, we may not be able to fully fund additional replacement or new satellite programs.

We are developing our planned Telesat Lightspeed Constellation in Unrestricted Subsidiaries (as defined in our Credit Agreement and Indentures) and we expect to complete the development of, fund, and operate our planned Telesat Lightspeed Constellation through current or future Unrestricted Subsidiaries.

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

Our Senior Secured Credit Facilities are comprised of the following facilities:

i — Revolving Credit Facility

Our Revolving Credit Facility (“Revolving Facility”) is a $200.0 million loan facility available in either U.S. dollar or Canadian dollar equivalent, maturing in December 2024. Loans under the Revolving Facility bear interest at a floating interest rate. For Canadian Prime Rate and Alternative Base Rate (“ABR”) loans, an applicable margin ranging from 0.75% to 1.25% is applied to the Prime Rate and ABR as these interest rates are defined in the Senior Secured Credit Facilities. For Bankers Acceptance (“BA”) Loans and Eurodollar Loans, an applicable margin ranging from 1.75% to 2.25% is applied to either the BA interest rate or LIBOR. The rates on the Revolving Facility vary depending upon the results of the first lien leverage ratio. Our Revolving Facility currently has an unused commitment fee that ranges from 25 to 37.5 basis points per annum, depending upon the result of the total leverage ratio. As at December 31, 2020, other than approximately $0.2 million in drawings related to letters of credit, there were no borrowings under this facility.

ii — Term Loan B — U.S. Facility

Our Term Loan B — U.S. Facility (“U.S. TLB Facility”) is a US$1,908.5 million facility maturing in December 2026.

As at December 31, 2020, US$1,552.8 million of this facility was outstanding, which represents the full amount available. The borrowings under our U.S. TLB Facility bear interest at a floating rate of either: (i) LIBOR as periodically determined for interest rate periods selected by Telesat in accordance with the terms of the Senior Secured Credit Facilities plus an applicable margin of 2.75%; or (ii) Alternative Base Rate as determined in accordance with the terms of the Senior Secured Credit Facilities plus an applicable margin of 1.75%.

In December 2020, a prepayment of US$341.4 million was made on the U.S. TLB Facility. This resulted in the recognition of a loss of $2.3 million which was recorded against interest and other income and indebtedness. The loss on repayment recorded against the indebtedness is subsequently amortized to interest expense using the effective interest method.

The mandatory principal repayments on our U.S. TLB Facility are one quarter of 1.00% of the value of the loan, which must be paid on the last day of each quarter. As a result of the prepayment made in December 2020, mandatory quarterly principal repayments will no longer be required.

Senior Secured Notes

Our Secured Senior Notes, in the amount of US$400.0 million, bear interest at an annual rate of 4.875% and are due in June 2027. They include covenants or terms that restrict our ability to, among other things, incur additional indebtedness, incur liens, pay dividends or make certain other restricted payments, investments or acquisitions, enter into certain transactions with affiliates, modify or cancel our satellite insurance, effect mergers with another entity, and redeem our Senior Secured Notes, without penalty, before December 1, 2024, in each case subject to exceptions provided in the Senior Secured Notes indenture.

Senior Notes

Our Senior Notes, in the amount of US$550 million, bear interest at an annual rate of 6.5% and are due in October 2027. They include covenants or terms that restrict our ability to, among other things, incur additional indebtedness, incur liens, pay dividends or make certain other restricted payments, investments or acquisitions, enter into certain transactions with affiliates, modify or cancel our satellite insurance, effect mergers with another entity, and redeem our Senior Notes, without penalty, before October 15, 2024, in each case subject to exceptions provided in the Senior Notes indenture.

As at December 31, 2020, we were in compliance with the financial covenants of our Senior Secured Credit Facilities, the indenture governing our Senior Notes and the indenture governing our Senior Secured Notes.

Debt Service Cost

The interest expense on our Senior Secured Credit Facilities, Senior Notes, Senior Secured Notes and interest rate swaps, excluding the impact of the amortization of deferred financing costs, prepayment options and loss on repayment for the year ended December 31, 2020 was $175.4 million.

Derivatives

We use, from time to time, interest rate and currency derivatives to manage our exposure to changes in interest rates and foreign exchange rates.

As at December 31, 2020, we had two outstanding interest rate swaps which hedge the interest rate risk on $900.0 million of U.S. denominated Term Loan B borrowings. As at December 31, 2020, the fair value of the interest rate swaps was a liability of $18.0 million. These contracts, which mature in September 2021 and September 2022, are at fixed interest rates of 1.95% and 2.04%, respectively, excluding applicable margin.

We also have embedded derivatives that are accounted for separately at fair value. These embedded derivatives are related to a prepayment option included on our Senior Notes and the prepayment option on our Senior Secured Notes. As at December 31, 2020, the fair value of the embedded derivative related to the prepayment option on our Senior Notes was an asset of $20.9 million and the embedded derivative related to the prepayment option on our Senior Secured Notes was an asset of $9.4 million.

The changes in the fair value of these embedded derivatives are recorded on our consolidated statements of income (loss) as a gain or loss on changes in fair value of financial instruments and are non-cash.

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

Capital Expenditures

We have entered into contracts for the development of our Telesat Lightspeed Constellation and other capital expenditures. The outstanding commitments associated with these contracts were approximately $277.2 million as of the date of this report. These expenditures may be funded from some or all of the following: cash and short-term investments, cash flow from operating activities, cash flow from customer prepayments or funds available under our Revolving Credit Facility.

CONTRACTUAL OBLIGATIONS AND OTHER COMMERCIAL COMMITMENTS

The following table summarizes our contractual obligations as at December 31, 2020, that are due in each of the next five years and after 2025. This table does not include any future satellite expenditures not committed to at year end.

(in millions of Canadian dollars)	2021	2022	2023	2024	2025	Thereafter	Total
Satellite performance incentive payments, including interest	$9.3	$8.4	$7.5	$5.9	$3.1	$13.1	$47.3
Senior Secured Credit Facilities and Notes(1)	—	—	—	—	—	3,184.8	3,184.8
Interest on long-term indebtedness	129.6	129.4	129.4	129.5	128.4	182.3	828.5
Interest rate swaps	12.7	5.6	—	—	—	—	18.3
Lease liabilities	3.4	3.0	3.0	2.8	2.5	27.8	42.6
Property lease commitments	1.1	1.1	1.1	1.1	1.0	12.5	17.8
Commitments for capital expenditures(2)	155.3	35.1	86.8	—	—	—	277.2
Other operating commitments	32.7	6.5	5.0	4.2	3.8	11.4	63.7
Contributions to employment benefit plans(3)	4.0	—	—	—	—	—	4.0
Decommissioning liabilities	2.4	—	—	—	0.1	2.4	4.9
Customer and other deposits	1.3	—	0.1	—	0.1	0.1	1.6
Other financial liabilities, including interest	2.1	—	—	—	—	—	2.1
	$353.9	$189.0	$232.8	$143.5	$139.0	$3,434.5	$4,492.7

(1)	See Note 23 of our audited consolidated financial statements. Excludes interest, deferred financing costs and prepayment options.
(2)	The commitments for capital expenditures are related to the development of our Telesat Lightspeed Constellation and other capital expenditures (see Note 31 of our audited consolidated financial statements). These commitments were updated to the date of this report.
(3)	See Note 29 of our audited consolidated financial statements.

Our future contributions to the pension plans after 2021, future income tax liabilities and uncertain tax positions, have not been included in the table as the timing and amount of cash required cannot be accurately determined as:

●	future contributions to the pension plans depend largely on the result of actuarial valuations that are performed periodically and on the investment performance of the pension fund assets; and

●	future payments of income taxes depend on the amount of taxable earnings and on whether there are tax loss carry forwards available to reduce income tax liabilities.

Deferred revenue has not been included in the table above because it does not represent future cash payments (see Notes 20 and 22 of our audited consolidated financial statements).

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

For the year ended December 31, 2020, we recorded a mainly non-cash foreign exchange gain of approximately $47.6 million due to a weaker U.S. to Canadian dollar spot rate ($1.2725) compared to December 31, 2019 ($1.2990).

For the year ended December 31, 2019, we recorded a mainly non-cash foreign exchange gain of approximately $163.8 million due to a weaker U.S. to Canadian dollar spot rate ($1.2990) compared to December 31, 2018 ($1.3637).

The approximate amount of our revenue and certain expenses denominated in U.S. dollars, as a percentage of their overall balance, is summarized in the table below:

Years ended December 31,	2020	2019
Revenue	52.9%	52.7%
Operating expenses	45.6%	39.2%
Interest on our indebtedness	100.0%	100.0%

We use, from time to time, the following instruments to manage our exposure to foreign exchange risk:

●	forward currency contracts to hedge foreign exchange risk on anticipated cash flows, mainly related to the construction of satellites and interest payments; and

●	currency derivative instruments to hedge the foreign exchange risk on our U.S. dollar denominated indebtedness.

Our policy is that we do not use derivative instruments for speculative purposes. As at December 31, 2020, we have no forward currency contracts nor any currency derivative instruments.

A five percent increase (decrease) in the value of the U.S. dollar against the Canadian dollar would have increased (decreased) our indebtedness and (decreased) increased our net income as at December 31, 2020 by $159.2 million.

A five percent increase (decrease) in the value of the U.S. dollar against the Canadian dollar would have increased (decreased) our cash and cash equivalents by $36.8 million, increased (decreased) our net income by $2.1 million and decreased (increased) our other comprehensive loss by $34.7 million as at December 31, 2020.

A five percent increase (decrease) in the value of the U.S. dollar against the Canadian dollar would have increased (decreased) our revenue and certain expenses for the year ended December 31, 2020, as summarized in the table below:

(In millions of Canadian dollars)
Revenue	$21.7
Operating expenses	$4.1
Interest on our indebtedness	$8.8

The sensitivity analyses above assume that all other variables remain constant.

Through our U.S. dollar denominated indebtedness, we are exposed to foreign exchange fluctuations. The following table contains our existing U.S. dollar denominated indebtedness balances at the beginning of each respective period, which are net of our scheduled debt repayments, and based on the foreign exchange rate as at December 31, 2020.

(CAD millions, beginning of year)	2021	2022	2023	2024	2025	Thereafter
U.S. TLB Facility	$1,976.0	$1,976.0	$1,976.0	$1,976.0	$1,976.0	1,976.0
6.5% Senior Notes	699.9	699.9	699.9	699.9	699.9	699.9
4.875% Senior Secured Notes	509.0	509.0	509.0	509.0	509.0	509.0
U.S. dollar denominated debt balances	$3,184.8	$3,184.8	$3,184.8	$3,184.8	$3,184.8	$3,184.8

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

Our policy is that we do not use derivative instruments for speculative purposes. In October 2017, we entered into four interest rate swaps which hedge the interest rate risk on US$1,800.0 million of borrowings under our U.S. TLB Facility. These contracts, which mature between September 2019 and September 2022, are at fixed interest rates ranging from 1.72% to 2.04%, excluding applicable margin. As at December 31, 2020, two of the interest rate swaps were outstanding to hedge the interest rate risk on US$900.0 million of borrowings under our U.S. TLB Facility. The outstanding contracts, which mature in September 2021 and September 2022, are at fixed interest rates of 1.95% and 2.04%, respectively, excluding applicable margin.

If the interest rates on our variable rate debt increased (decreased) by 0.25%, the result would be a decrease (increase) of $4.1 million to our net income for year ended December 31, 2020.

As at December 31, 2020, through our U.S. TLB Facility we are exposed to interest rate fluctuations. The following table contains the balance of the U.S. TLB facility at the beginning of each respective period, net of our scheduled repayments, and based on the foreign exchange rate as at December 31, 2020.

(CAD millions)	2021	2022	2023	2024	2025	Thereafter
U.S. TLB Facility(1)	$1,976.0	$1,976.0	$1,976.0	$1,976.0	$1,976.0	$1,976.0
Interest rate derivative variable to fixed(2)	(1,145.3)	(572.6)	—	—	—	—
Debt exposed to variable interest rate after interest rate derivatives	$830.7	$1,403.3	$1,976.0	$1,976.0	$1,976.0	$1,976.0

(1)	U.S. TLB Facility is US dollar denominated and bears interest at LIBOR plus a spread.
(2)	US$900 million notional outstanding, variable rate is LIBOR. The weighted average fixed rate (before spread) varies by interest rate swap and ranges from 1.95% to 2.04%.

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

RELATED PARTY TRANSACTIONS

As at December 31, 2020, related parties consisted of PSP Investments and Loral, our common shareholders, together with their subsidiaries and affiliates. In addition to the documents related to the Telesat Canada Acquisition, we have also entered into various commercial arrangements with Loral and subsidiaries and affiliates of Loral. For more information, see Note 33 of our audited consolidated financial statements.

On November 23, 2020, Telesat Canada, a Canadian corporation, entered into a Transaction Agreement and Plan of Merger (as it may be amended from time to time, the “Transaction Agreement”) with Loral Space & Communications Inc., a Delaware corporation (“Loral”), Telesat Partnership LP, a limited partnership formed under the laws of Ontario, Canada (“Telesat Partnership”), Telesat Corporation, a newly formed corporation incorporated under the laws of the Province of British Columbia, Canada and the sole general partner of Telesat Partnership (“New Telesat”), Telesat CanHold Corporation, a corporation incorporated under the laws of British Columbia, Canada and wholly owned subsidiary of Telesat Partnership (“Telesat CanHoldco”), Lion Combination Sub Corporation, a Delaware corporation and wholly owned subsidiary of Loral (“Merger Sub”), Public Sector Pension Investment Board, a Canadian Crown corporation (“PSP Investments”), and Red Isle Private Investments Inc., a Canadian corporation and wholly owned subsidiary of PSP Investments (“Red Isle”), under which Merger Sub will merge with and into Loral, with Loral surviving the merger as a wholly owned subsidiary of Telesat Partnership (the “Merger”), and Loral stockholders receiving common shares of New Telesat and/or units of Telesat Partnership that will be exchangeable for common shares of New Telesat

The shares of Telesat Corporation will be listed on the Nasdaq Global Select Market at the closing of the transaction. The transaction is expected to close in the second or third quarter of 2021, subject to the receipt of required regulatory approvals, the approval of Loral’s stockholders and other customary conditions.

For additional details of the Transaction Agreement and the Transaction, refer to Item 7B. Related party transactions.

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

(in CAD millions)	Year Ended December 31, 2020
Net income	$245.6
Impact of unrestricted subsidiaries	405.1
Consolidated income for Covenant Purposes	650.7
Plus:
Income taxes (Note 1)	(387.1)
Interest expense (Note 1)	175.5
Depreciation and amortization expense (Note 1)	233.8
Non-cash share-based compensation and pension expense	19.8
Other	37.4
Increased (decreased) by:
Non-cash losses on changes in fair value of financial instruments and swap obligations and cash losses on the value of swap obligations	13.1
Non-cash gains resulting from changes in foreign exchange rates	(47.6)
Consolidated EBITDA for Covenant Purposes	$695.5

Note 1:	Tax, interest, depreciation and amortization expense for covenant purposes excludes certain specific expenses as defined in the Credit Agreement. As a result, these items in the covenant calculation do not reconcile to the financial statement line items.

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

The following is a reconciliation of our Consolidated Total Debt for Covenant Purposes and Consolidated Total Secured Debt for Covenant Purposes to Indebtedness:

(in $ millions)	As at December 31, 2020
U.S. dollar denominated debt
Term Loan B U.S Facility (US$)	$1,552.8
6.5% Senior Notes (US$)	550.0
4.875% Senior Secured Notes (US$)	400.0
2,502.8
Foreign exchange adjustment	682.0
Subtotal (CAD$)	3,184.8
Deferred financing costs and prepayment options (CAD$)	2.3
Indebtedness	$3,187.2

(in CAD$ millions)
Indebtedness	$3,187.2
Adjustments for covenant purposes:
Deferred financing costs and prepayment options (CAD$)	(2.3)
Add: lease liabilities	29.1
Consolidated Total Debt	3,213.9
Less: Cash and cash equivalents (max. $100 million US$)	(127.3)
Consolidated Total Debt for Covenant Purposes	$3,086.6

Consolidated Total Debt	$3,213.9
Less: Unsecured debt (6.5% Senior Notes)	(699.9)
Consolidated Total Secured Debt	2,514.0
Less: Cash and cash equivalents (max. $100 million US$)	(127.3)
Consolidated Total Secured Debt for Covenant Purposes	$2,386.8

As at December 31, 2020, the Consolidated Total Debt for Covenant Purposes to Consolidated EBITDA ratio, for the purposes of our Senior Secured Credit Facilities was 4.44:1.00. The Consolidated Total Secured Debt to Consolidated EBITDA for Covenant Purposes ratio, for the purposes of our Senior Secured Credit Facilities, was 3.43:1.00.

The consolidated EBITDA for covenant purposes for the former senior secured credit facilities for the twelve months ended December 31, 2019 was $779.6 million. Detailed information of the calculation is included in Item 5. Operating and Financial Review and Prospects – A. Operating results in the Telesat Canada Annual Report for the year December 31, 2019 on form 20-F filed with the SEC on February 27, 2020, which can be obtained on the SEC website at http://www.sec.gov.

FINANCIAL INFORMATION OF THE ISSUER, RESTRICTED AND UNRESTRICTED SUBSIDIARIES

Balance Sheet Data as of December 31, 2020 (In millions of Canadian dollars)	Issuer and Restricted Subsidiaries	Unrestricted Subsidiaries	Consolidating Adjustments	Consolidated
Current assets	$228.0	$690.2	$(24.6)	$893.6
Total assets	$7,692.0	$2,560.7	$(4,671.5)	$5,581.2
Current liabilities	$143.9	$42.9	$(24.6)	$162.1
Long-term debt, including current portion	$3,187.2	$—	$—	$3,187.2
Total liabilities	$4,100.6	$425.2	$(404.5)	$4,121.3
Shareholder’s equity	$3,591.4	$2,135.5	$(4,267.0)	$1,459.9

Statement of Income Data for the year ended December 31, 2020 (In millions of Canadian dollars)	Issuer and Restricted Subsidiaries	Unrestricted Subsidiaries	Consolidating Adjustments	Consolidated
Revenue	$844.7	$0.4	$(24.7)	$820.5
Operating expenses	(179.5)	(26.1)	24.7	(180.9)
Depreciation	(216.6)	(0.3)	—	(216.9)
Amortization	(17.2)	—	—	(17.2)
Other operating gains (losses), net	1,730.9	—	(1,731.1)	(0.2)
Operating income (loss)	2,162.4	(26.0)	(1,731.1)	405.3
Income from equity investments	(405.1)	—	405.1	—
Interest expense	(203.7)	—	—	(203.8)
Interest and other income	1.5	3.7	—	5.2
Loss on changes in fair value of financial instruments	(13.1)	—	—	(13.1)
Gain on foreign exchange	47.6	—	—	47.6
Income (loss) before tax	1,589.6	(22.3)	(1,326.1)	241.2
Tax (expense) recovery	(70.3)	(382.8)	457.4	4.4
Net income (loss)	$1,519.3	$(405.1)	$(868.6)	$245.6

CRITICAL ACCOUNTING JUDGMENTS AND ESTIMATES

The preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the financial statements, and the amounts of revenue and expenses reported for the year. Actual results could differ from these estimates under different assumptions and conditions. For more details on these estimates, refer to Note 4 of our audited consolidated financial statements.

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

Impairment of goodwill

Goodwill represented $2,446.6 million of our total assets as at December 31, 2020. Determining whether goodwill is impaired using a quantitative approach requires an estimation of our value, which requires us to estimate the future cash flows expected to arise from operations and to make assumptions regarding economic factors, tax rates, and annual growth rates. Actual operating results and our related cash flows could differ from the estimates used for the impairment analysis.

Impairment of intangible assets

Intangible assets represented a significant portion of our total assets as at December 31, 2020. We test intangible assets for impairment annually or more frequently if indicators of impairment or reversal of a prior impairment loss exist. The quantitative impairment analysis requires us to estimate the future cash flows expected to arise from operations, and to make assumptions regarding economic factors, discount rates, tax rates, and annual growth rates. Significant judgments are made in establishing these assumptions. Actual operating results and our related cash flows could differ from the estimates used for the impairment analysis.

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

Interest rate benchmark reform – Phase 2

In August 2020, the IASB issued amendments to various IFRS standards associated with the ongoing interest rate benchmark reform. The amendments enable entities to reflect the effects of transitioning from benchmark interest rates, such as inter-bank offered rates (“IBOR”) to alternative benchmark interest rates.

The amendments are effective for annual periods beginning on or after January 1, 2021. We are currently evaluating the impact of the Phase 2 of the interest rate benchmark reform on its consolidated financial statements.

Item 6.	Directors, Senior Management and Employees

A. Directors and senior management.

In the following table are listed the (1) names, (2) ages as of December 31, 2020 and (3) positions of the individuals who serve as the directors and senior management of Telesat, along with the date that each individual was elected or appointed:

Name	Age	Title	Date Elected or Appointed a Director or Member of Senior Management
Directors
Mark H. Rachesky, M.D.(1)	61	Chairman of the Board	October 31, 2007
Michael B. Targoff(2)	76	Director	October 31, 2007
Henry (Hank) Intven	72	Director	October 31, 2007
David Bernardi	58	Director	July 25, 2017
Michael Boychuk(2)	65	Director	July 17, 2015
Guthrie Stewart(1)	65	Director	August 8, 2016
John P. (Jack) Cashman	80	Director	October 31, 2007
Colin D. Watson(2)	79	Director, Chair of Audit Committee	October 31, 2007
Clare R. Copeland(1)	84	Director, Chair of Compensation and Corporate Governance Committee	October 31, 2007
Richard Fadden	69	Director	August 3, 2016
Senior Management*
Daniel S. Goldberg	55	President and Chief Executive Officer	September 18, 2006
Michèle Beck	55	Vice President, North American Sales	January 1, 2013
Andrew Browne	65	Chief Financial Officer	December 12, 2019
Christopher S. DiFrancesco	57	Vice President, General Counsel and Secretary	January 5, 2009
Thomas E. Eaton, Jr.	65	Vice President, International Sales	September 11, 2014
John Flaherty	55	Vice President, Business Planning & Marketing	January 1, 2013
Erwin Hudson	64	Vice President, Telesat LEO	April 25, 2017
Michael C. Schwartz	56	Senior Vice President, Corporate & Business Development	November 30, 2015
David N. Wendling	58	Chief Technical Officer	October 31, 2007

(1)	Member of Compensation and Corporate Governance Committee.
(2)	Member of Audit Committee.
*	Patrick M. Enright, Telesat’s former Vice-President, Network Operations, retired from Telesat effective August 28, 2020.

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

Directors

Mark H. Rachesky, M.D. is the founder of MHR Fund Management LLC and has been its President since its inception in 1996. He has been Non-executive Chairman of the Board of Directors of Loral since 2006 and is Chairman of the Compensation Committee and a member of the Executive Committee of Loral. Dr. Rachesky is Non-executive Chairman of the Board and a member of the Strategic Advisory Committee and Compensation Committee of Lions Gate Entertainment Corp., and a Director and member of the Nominating and Governance Committee and Co-Chairman of the Finance Committee of Navistar International Corporation, and a Director, and member of the Compensation, Corporate Governance, and Nominating Committees of Titan International Inc.

Michael B. Targoff has been Vice Chairman of Loral Space & Communications Inc. since November 21, 2005 and a consultant to Loral since December 15, 2012. Mr. Targoff was Chief Executive Officer of Loral from March 1, 2006 to December 14, 2012 and President of Loral from January 8, 2008 to December 14, 2012. Mr. Targoff also has been a Director and member of the Audit Committee of Telesat Canada since Loral acquired its interest in Telesat in October 2007. From 1998 to February 2006, Mr. Targoff was founder and principal of Michael B. Targoff & Co., a private investment company.

Henry (Hank) Intven is principal of Haro Strait Consulting Inc. For twenty-five years, he was a partner in the Toronto office of McCarthy Tétrault LLP, a leading Canadian law firm. He has held a number of senior advisory and executive positions with the Canadian Government and the Canadian Radio-television and Telecommunications Commission. Over the past 37 years, he has advised businesses and governments on many of the major commercial, regulatory and policy developments in the Canadian telecommunications industry. He has also advised on business, policy and regulatory matters involving the telecommunications industry in more than 20 other countries.

David Bernardi has been employed as the Chief Technology Officer of Telesystem Ltd., a Canadian private capital corporation since 2000. Mr. Bernardi is also a Managing Partner in three venture capital funds controlled by Telesystem which have invested in early-stage Canadian technology companies. Mr. Bernardi currently serves on the board of directors of the following companies: Averna Technologies, Inc., CVT Corp Transmission Inc., Fluent.ai Inc., NorthStar Earth & Space Inc., and The Fox Group, Inc. He also serves as a Director and Chairman of Centech, a Montreal-based university-affiliated startup incubator. Mr. Bernardi holds an ICD.D designation from the Institute of Corporate Directors of Canada. He has Bachelor’s and Master’s degrees in Engineering (Honours) from McGill University. He also holds a Diplômes ès arts (History) from Université de Montréal.

Michael T. Boychuk is a retired senior executive who, since his retirement in 2015, serves as a professional corporate director. He is a professional Chartered Accountant since 1979 and was in 2012 made a fellow of the Order of Chartered Accountants of Quebec. Prior to his retirement, Mr. Boychuk held senior executive positions within the BCE group of companies, including President of Bimcor, BCE’s pension investment subsidiary and Senior Vice President and Corporate Treasurer of both BCE Inc and Bell Canada. He is currently a member of the following Boards of Directors: (Public) Laurentian Bank of Canada, GDI Integrated Facility Services Inc, Corus Entertainment and (Private) Cadillac Fairview Corporation. Mr. Boychuk is also a Governor of McGill University and previous chair of the university’s audit and pension committees.

Guthrie Stewart is Vice Chair, Investment Committee at the Public Sector Pension Investment Board (PSP Investments). He is a member of PSP Investments’ Executive Committee, Risk and Investment Committee, and Total Fund Management Committee. Prior to his appointment in June 2020, Guthrie served as Senior Vice President and Head of Private Investments at PSP Investments, where he oversaw a growing portfolio of over $40 billion in Private Equity and Infrastructure. Prior to joining PSP Investments in September 2015, he was a partner at one of Canada’s largest private equity buy-out and venture capital firms. He also held several executive roles in the telecommunications industry, including CEO, Teleglobe Canada; EVP, Global Development of Teleglobe Inc., and was a founding officer of what is now Bell Mobility. He also acted as a corporate director and advisor for various public and private enterprises and was an Adjunct Professor and member of the Faculty Advisory Board of the McGill Desautels Faculty of Management. Guthrie holds an MBA from INSEAD and a law degree from Osgoode Hall Law School. He studied Honours Science at Queen’s University and also completed ICD’s Directors Education certification program through Rotman-McGill.

John P. (Jack) Cashman is Chairman of Aventamed D.A.C., a medical device company located in Ireland. He is also a member of Irrus Investments Limited located in Limerick, Ireland; the Medtech Syndicate, located in Galway, Ireland and is the Medtech representative and a Director in Capsos Medical, a medical device company located in Galway, Ireland. Until February 2014, he was Non Executive Chairman of Vectura Group plc. U.K. (LSE: VEC). From 2002 – 2005, he was the Chairman of Advanced Surgical Concepts Ltd., Ireland, and a director of Bespak plc. Mr. Cashman is also the former Chairman and joint CEO of R.P. Scherer Corporation (NYSE).

Colin D. Watson is currently a director of Mason Capital Ltd. He was President and CEO of Rogers Cablesystems (1979 – 1996), Spar Aerospace (1996 – 1999) and Vector Aerospace (2003 – 2005). He was also Vice Chairman of Spar Aerospace Limited from 2000 to 2002.

Clare R. Copeland is Vice Chairman of Ontario Cannabis Retail Corporation. Previously, he was the CEO and Vice Chairman of Falls Management Company, from 2004 to 2019, and Chairman of Toronto Hydro Corporation, a Canadian electricity provider from 1999 to 2013. Between 2000 and 2002, he was Chairman and Chief Executive Officer of OSF Inc., a manufacturer of retail store interiors. He is also on the Board of Chesswood Inc. He was President and Chief Executive Officer of People’s Jewellers Corporation (1993 – 1999), Chairman of Sun Media (1997 – 1999), President and CEO of Granada Canada Limited (1984 – 1988) and Chairman of Ontario Place (1987 – 1997). He has also held several senior management positions, including Chief Operating Officer with Zale Corporation (1991 – 1993). In 2019, Mr. Copeland was appointed to the Order of Ontario.

Richard Fadden was the National Security Advisor to the Prime Minister of Canada from January 2015 to March 2016. Previously he was the Deputy Minister of National Defence starting in 2013 and served as the Director of the Canadian Security Intelligence Service from 2009 until 2013. Mr. Fadden has also served as the Deputy Minister for Citizenship and Immigration Canada from 2006 to 2009, the Deputy Minister of Natural Resources Canada from 2005 to 2006, President of the Canadian Food Inspection Agency from 2002 to 2005, and Deputy Clerk and Counsel in the Privy Council Office from 2000 to 2002, during which time he assumed the additional duties of Security and Intelligence Coordinator in February 2001. Earlier in his career, Mr. Fadden worked in a variety of positions throughout the Government of Canada including in the Department of External Affairs, the Office of the Auditor General of Canada, Natural Resources Canada and the Treasury Board Secretariat. He is chairman of ADGA Group’s Strategic Advisory Council since November 2018, a Strategic Advisor to Awz HLS Fund and a Director of Cyber Defence Corporation. He is also a member of L3 Harris’ Canadian Advisory Board, a Director of the Canadian Red Cross and Director of the Conference of Defence Associations Institute.

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

Andrew Browne was appointed Chief Financial Officer in December 2019. Prior to that, he was the Chief Financial Officer of SES S.A. from February 2018 to September 2019, Chief Financial Officer of O3b Networks from 2013 to 2018, and Chief Financial Officer and member of the management board at SES from 2010 to 2013. Mr. Browne served as CFO of New Skies Satellites between 1998 and 2008, and as Chief Financial Officer and Deputy CEO of Intelsat between 1995 and 1998. Prior to Intelsat, he held Chief Financial Officer and board positions at a number of global companies and organizations specializing in the telecommunications, technology and financial sectors, including SES Astra, O3b, Advanced Micro Devices, Tom Tom and the Development Bank of Ireland in Dublin. Mr. Browne is a member of the board of the International Space University (ISU) in Strasbourg, France. He has an MBA from Trinity College in Dublin, Ireland.

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

During the fiscal year ended December 31, 2020, the aggregate fees paid to the other four directors by us were approximately $524,000.

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

Senior Management Compensation

The aggregate salary and benefits paid by us to Telesat’s senior management for the year ended December 31, 2020 amounted to approximately $12.6 million. The aggregate salary and benefits paid by us to the five highest-paid officers of Telesat for the fiscal year ended December 31, 2020 was approximately $9.5 million.

As a Canadian company that is not a reporting issuer under the securities legislation of any jurisdiction in Canada, Telesat is not required to publicly disclose individual compensation information either as a requirement under its governing statute or under any securities legislation. Telesat does not publicly disclose individual compensation information in Canada.

In addition, the current service costs set aside or accrued by us during 2020 to provide pension, retirement or similar benefits to senior management of Telesat amounted to approximately $2.2 million.

Directors’ and Senior Management’s Indemnity Payments

We have entered into indemnity agreements with Telesat’s directors and members of senior management that may require us to indemnify them against certain liabilities that may arise by reason of their status or service as our directors or members of senior management. The indemnity agreements, which relate to the indemnitees’ role as an officer or director of Telesat Canada and its subsidiaries, were expanded in 2020 for certain directors and members of senior management to include their roles as officers and directors of Telesat Corporation, Telesat Partnership and Telesat Canholdco, the newly created entities that are parties to the Roll-Up Transaction and will become affiliates of Telesat Canada upon completion of the Roll-Up Transaction.

No indemnity payments were made to directors and/or senior management in 2020.

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

D. Employees.

As of December 31, 2020, Telesat and its subsidiaries had approximately 429 permanent full and part-time employees. Approximately 3.0% of our employees are subject to collective bargaining agreements. Our employee body is primarily comprised of professional engineering, sales and marketing staff, administrative staff and skilled technical workers. We consider our employee relations to be strong.

E. Share ownership.

The following table presents information regarding the ownership of certain classes of shares of Telesat Canada by our directors and senior management as of December 31, 2020.

Name (Title)	Common	Voting Participating Preferred	Non-Voting Participating Preferred	Director Voting Preferred	Percentage of Class
Mark H. Rachesky, M.D.(1)	—	—	—	—	—
Michael B. Targoff	—	—	—	—	—
Hank Intven	—	—	—	—	—
Michael Boychuk	—	—	—	—	—
David Bernardi	—	—	—	—	—
Guthrie Stewart	—	—	—	—	—
John P. (Jack) Cashman	—	—	—	820	82%
Colin D. Watson	—	—	—	180	18%
Clare R. Copeland	—	—	—	—	—
Richard Fadden	—	—	—	—	—
Daniel S. Goldberg	—	—	249,136	—	0.6%
Michèle Beck	—	—	—	—	—
Christopher S. DiFrancesco	—	—	—	—	—
Thomas E. Eaton, Jr.	—	—	—	—	—
John Flaherty	—	—	—	—	—
Erwin Hudson	—	—	—	—	—
Michael C. Schwartz	—	—	109,439	—	0.3%
David N. Wendling	—	—	—	—	—

(1)	Various funds affiliated with MHR hold, as at December 31, 2020, approximately 39.9% of Loral’s outstanding voting common stock and 58.4% of Loral’s total outstanding voting and non-voting common stock. Mark H. Rachesky, M.D., chairman of our board of directors and non-executive chairman of the board of directors of Loral, is the co-founder and president of MHR.

Telesat Canada Stock Options

In September 2008 and April 2013, Telesat Canada adopted stock incentive plans for certain key employees. The plans provide for the grant of up to 17,495,233 options to purchase Non-Voting Participating Preferred Shares of Telesat Canada convertible into common shares of Telesat Canada.

In addition, 200,000 restricted share units are authorized and expect to be settled in Non-Voting Participating Preferred Shares.

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

As at December 31, 2020, there were 8,354,830 options outstanding under both plans (of which 6,185,836 were vested). The weighted average remaining life of these outstanding options was six years. The weighted average exercise price of the outstanding options granted to senior management is $25.24. There are 200,000 remaining options available for grant under the 2013 plan.

Item 7.	Major Shareholders and Related Party Transactions

A. Major shareholders.

The following table sets forth the ownership of shareholders that are the beneficial owners of 5% or more of each class of shares of Telesat Canada as of December 31, 2020.

Name (Title)	Common (C)	Voting Participating Preferred (VPP)	Non-Voting Participating Preferred (NPP)	Director Voting Preferred (DVP)	Percentage of Class
Red Isle Private Investments Inc.(1)	35,172,218	7,034,444	1,714,855	—	C: 47.4%
					VPP: 100%
					NPP: 4.5%
Loral Holdings Corporation(1)	39,080,242	—	35,953,824	—	C: 52.6%
					NPP: 93.4%
John P. (Jack) Cashman	—	—	—	820	DVP: 82%
Colin D. Watson	—	—	—	180	DVP: 18%

(1)	Each of Red Isle’s and Loral’s economic and voting interests on a combined basis taking into account the number and classes of shares owned by each of them are described below.
(2)	Various funds affiliated with MHR hold, as at December 31, 2020, approximately 39.9% of Loral’s outstanding voting common stock and 58.4% of Loral’s total outstanding voting and non-voting common stock. Mark H. Rachesky, M.D., chairman of our board of directors and non-executive chairman of the board of directors of Loral, is the co-founder and president of MHR.

PSP Investments is a Canadian crown corporation established to invest the amounts transferred by the federal government equal to the proceeds of the net contributions since April 1, 2000, for the pension plans of the Public Service, the Canadian Forces and the Royal Canadian Mounted Police, and since March 1, 2007, for the Reserve Force Pension Plan. PSP Investments holds its interest in Telesat Canada through a wholly-owned subsidiary, Red Isle Private Investments Inc. (“Red Isle”), a corporation organized under the CBCA. Red Isle’s interest in Telesat Canada is a 36.7% equity interest, a 67.4% voting interest on all matters except for the election of directors, and a 29.4% voting interest for the election of directors. PSP Investments’ principal offices are at 1250 Boulevard René Lévesque West, Suite 900, Montreal, Quebec, Canada, H3B 4W8 and its registered offices are at 1 Rideau Street, 7th Floor, Ottawa, Ontario, Canada, K1N 8S7.

Loral is a Delaware corporation. Loral participates in satellite services operations through its ownership of a 62.6% equity interest in Telesat Canada and a 32.6% voting interest on all matters (in each case as at December 31, 2020). Loral’s principal offices are located at 600 Fifth Avenue, 16th Floor, New York, New York 10020. Loral’s registered office in the State of Delaware is located at 1209 Orange Street, Wilmington County of New Castle,

Delaware 19801. Various funds affiliated with MHR hold, as at December 31, 2020, approximately 39.9% of Loral’s outstanding voting common stock and 58.4% of Loral’s total outstanding voting and non-voting common stock. Mark H. Rachesky, M.D., chairman of our board of directors and non-executive chairman of the board of directors of Loral, is the co-founder and president of MHR.

John P. Cashman is a Canadian citizen, residing in the City of Toronto, in the Province of Ontario. Mr. Cashman holds director voting preferred shares having a 31.18% voting interest for the election of directors only in Telesat Canada. These shares have liquidation preference and dividend rights above common shares of Telesat Canada. Mr. Cashman is an independent director of Telesat Canada.

Colin D. Watson is a Canadian citizen, residing in the City of Toronto, in the Province of Ontario. Mr. Watson holds director voting preferred shares having a 6.84% voting interest for the election of directors only in Telesat Canada. These shares have liquidation preference and dividend rights above common shares of Telesat Canada. Mr. Watson is an independent director of Telesat Canada.

B. Related party transactions.

Transaction Agreement

On November 23, 2020, Telesat Canada, a Canadian corporation (“Telesat”), entered into a Transaction Agreement and Plan of Merger (as it may be amended from time to time, the “Transaction Agreement”) with Loral Space & Communications Inc., a Delaware corporation (“Loral”), Telesat Partnership LP, a limited partnership formed under the laws of Ontario, Canada (“Telesat Partnership”), Telesat Corporation, a newly formed corporation incorporated under the laws of the Province of British Columbia, Canada and the sole general partner of Telesat Partnership (“New Telesat”), Telesat CanHold Corporation, a corporation incorporated under the laws of British Columbia, Canada and wholly owned subsidiary of Telesat Partnership (“Telesat CanHoldco”), Lion Combination Sub Corporation, a Delaware corporation and wholly owned subsidiary of Loral (“Merger Sub”), Public Sector Pension Investment Board, a Canadian Crown corporation (“PSP Investments”), and Red Isle Private Investments Inc., a Canadian corporation and wholly owned subsidiary of PSP Investments (“Red Isle”), under which Merger Sub will merge with and into Loral, with Loral surviving the merger as a wholly owned subsidiary of Telesat Partnership (the “Merger”), and Loral stockholders receiving common shares of New Telesat and/or units of Telesat Partnership that will be exchangeable for common shares of New Telesat as more fully described below (the “Transaction”).

Transaction

At the effective time of the Merger (the “Effective Time”), each share of Loral common stock outstanding immediately prior to the Effective Time will be converted into the right to receive (a) if the Loral stockholder validly elects to receive Telesat Partnership Units pursuant to the Merger (a “Unit Election”), one (1) newly issued Class A unit of Telesat Partnership (“Class A Units”) if such Loral stockholder is Canadian (as such term is defined in the Investment Canada Act), otherwise one (1) newly issued Class B unit of Telesat Partnership (“Class B Units” and, together with the Class A Units and Class C Units (as defined below), the “Telesat Partnership Units”), or (b) if the Loral stockholder validly makes an election to receive common shares of New Telesat (a “Common Shares Election”) or does not validly make a Unit Election, one (1) newly issued Class A common share of New Telesat (the “Class A Shares”) if such Loral stockholder is Canadian (as such term is defined in the Investment Canada Act), otherwise one (1) newly issued Class B common share of New Telesat (the “Class B Shares”). The Telesat Partnership Units will be subject to exchange for New Telesat shares (x) at the election of the holder beginning six months following the Effective Time and (y) in certain other circumstances.

Upon satisfaction of the terms and subject to the conditions set forth in the Transaction Agreement, the Transaction will result in the current stockholders of Loral, PSP Investments and the other shareholders in Telesat (principally current or former management of Telesat) owning approximately the same percentage of equity in Telesat indirectly through New Telesat and/or Telesat Partnership as they currently hold (indirectly in the case of Loral stockholders and PSP Investments) in Telesat, New Telesat becoming the publicly traded general partner of Telesat Partnership and Telesat Partnership indirectly owning all of the economic interests in Telesat, except to the extent that the other shareholders in Telesat elect to retain their direct interest in Telesat.

While the exchange of Loral stock for New Telesat shares is anticipated to be taxable to U.S. stockholders to the extent of any gain, Loral stockholders may elect to receive Telesat Partnership Units in lieu of receiving New Telesat shares. Receipt of the Telesat Partnership Units is anticipated to be tax deferred to U.S. stockholders. The Telesat Partnership Units, while not transferable, will otherwise have substantially the same economic and voting rights as the corresponding class of the New Telesat shares. Loral stockholders who elect to receive Telesat Partnership Units will, however, be required to hold their Telesat Partnership Units for at least six months before they may exchange their Telesat Partnership Units for New Telesat shares. The exchange of Telesat Partnership Units for New Telesat shares is anticipated to be taxable to U.S. stockholders.

Representations, Warranties and Covenants

Pursuant to the Transaction Agreement, each of Telesat, New Telesat, Telesat Partnership, Telesat CanHoldco, PSP Investments, Red Isle and Loral made customary representations and warranties and agreed to customary covenants. Each of Telesat, Loral and PSP Investments agreed to certain exclusivity provisions under the Transaction Agreement that, among other things, limit its ability to solicit, discuss or provide information in respect of alternative proposals for a transaction that relates to 15% or more of the outstanding equity, total assets, consolidated net revenues or net income of Telesat or Loral. Furthermore, subject to customary exceptions, the Transaction Agreement provides that, in certain circumstances, Loral may pursue and enter into transactions with respect to certain alternative proposals for a transaction that relates to 50% or more of the outstanding equity, total assets, consolidated net revenues or net income of Loral and the board of directors of Loral may change or withdraw its recommendation that the Loral stockholders vote to approve the Transaction.

Conditions to the Transaction

The closing of the Transaction is subject to a number of conditions, including (i) approval of (A) a majority of the outstanding Loral voting common stock and (B) a majority of the outstanding Loral voting common stock not held by MHR, PSP Investments, any other party to the Transaction Agreement or any of their respective affiliates; (ii) the parties having obtained certain regulatory consents and approvals; (iii) no legal proceedings having been commenced that would enjoin or prohibit the consummation of the Transaction; (iv) the listing of the Class A Shares and Class B Shares on a U.S. securities exchange; (v) no “Material Adverse Effect” having occurred; (vi) Telesat remaining in good standing with respect to its material debt obligations; (vii) accuracy of certain representations (subject to certain qualifications as to materiality) and material performance of certain covenants by the parties, subject to specified exceptions; (viii) effectiveness of the registration statement on Form F-4 and Canadian preliminary and final prospectuses in respect of the Transaction; (ix) no United States, Canadian or Spanish governmental agency having commenced civil or criminal proceeding against Loral alleging that any member of the “Loral Group” has criminally violated any law, and no member of the “Loral Group” having been indicted or convicted for, or plead nolo contendere to, any such alleged criminal violation; (x) Loral remaining solvent and not having entered into any bankruptcy or related proceeding; and (xi) the delivery by the parties of certain closing deliverables.

Termination; Termination Fees

If the Transaction Agreement is not adopted by Loral stockholders or if the Transaction is not completed for any other reason, notice thereof will be given to the applicable party or parties specifying the provision of the Transaction Agreement pursuant to which such termination is made (other than in the case of termination pursuant to written consent of Loral and PSP Investments or as required by a final and non-appealable legal restraint, as described below), and the Transaction Agreement will immediately become void and of no further force or effect, without any liability on the part of any party or its respective representatives.

The circumstances under which the Transaction Agreement may be terminated and the remedies upon termination are, in general:

By written consent of Loral and PSP Investments;

●	By Loral or PSP Investments, by written notice to the other parties, if any final and non-appealable legal restraint is in effect that prohibits the parties from consummating the Transaction (subject to such party’s compliance with its obligations under the Transaction Agreement to cooperate with Telesat to take reasonably necessary actions to contest and have vacated or overturned any such legal restraint);

●	By Loral or PSP Investments, if the Transaction has not closed within 12 months after the signing date (subject to certain extensions as set forth in the Transaction Agreement), provided that such party is not in material default of its obligations under the Transaction Agreement;

●	If the Loral stockholders fail to approve the Transaction with no other deal having been announced, Loral will be obligated to pay PSP Investments a partial break-fee of $6,550,000, and will be obligated to pay PSP Investments a full break-fee of $22,910,000 if Loral enters into another transaction within 12 months following the date of such termination, such transaction is consummated and neither Red Isle nor PSP Investments is a co-bidder or other direct equity participant in such proposal, or otherwise expressly consents in writing to Loral entering into such transaction;

●	If Loral terminates the Transaction Agreement to pursue a transaction with respect to a superior proposal and neither Red Isle nor PSP Investments is a co-bidder or other direct equity participant in such proposal, or otherwise expressly consents in writing to Loral entering into such transaction, changes its recommendation or breaches its duty to hold the Loral stockholder meeting to approve the Transaction, Loral is obligated to pay PSP Investments a full break-fee of $22,910,000; and

●	If the Transaction fails to close due to either Loral’s or PSP Investments’ willful breach, the breaching party is obligated to pay a willful breach fee of $40,000,000 to the other party.

The parties are entitled to specific performance of the terms of the Transaction Agreement and of the transactions contemplated by the Transaction Agreement. If a party chooses not to seek specific performance, or if such party seeks specific performance in a legal proceeding but such specific performance is not available or is otherwise not granted, the right to receive a partial break-fee, full break-fee or willful breach fee, as applicable, is the sole and exclusive remedy of the parties following the termination of the Transaction Agreement.

Voting Support Agreement

As a condition and inducement to the willingness of PSP Investments to enter into the Transaction Agreement, MHR entered into a voting support agreement (the “Voting Support Agreement”) with Telesat and PSP Investments pursuant to which, among other things, MHR has agreed to (i) vote in favor of the Transaction an amount of shares of Loral voting common stock equal to 30% of Loral’s voting common stock outstanding and (ii) certain covenants with respect to the solicitation of alternative transactions and cooperation with respect to regulatory approvals, in each case to the extent of PSP Investments’ covenants with respect to such matters under the Transaction Agreement.

Full and Final Release and Amendment of Tolling Agreement

In connection with the signing of the Transaction Agreement, the parties to the Tolling Agreement (as defined below) entered into a mutual release that will release those claims on the first to occur of the closing of the Transaction or the termination of the Transaction Agreement due to Loral’s material breach.

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

The Consulting Agreement will be terminated upon completion of the Transaction.

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

In May 2016, Loral, PSP and Telesat entered into an agreement which preserves the parties’ right to assert against one another legal claims relating to Telesat (the “Tolling Agreement”). We are advised by Loral that Telesat was included as a party to the agreement solely because Loral believes that, as a technical matter of Canadian law and for purposes of potentially seeking equitable relief, Telesat may be a necessary party. We are further advised by Loral and PSP that neither of them intends to seek monetary damages against Telesat and we are not aware of any bases upon which Loral or PSP could seek monetary damages against us.

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

Goldberg, Godles, Wiener & Wright

Henry Goldberg, the father of Daniel Goldberg, the President and Chief Executive Officer of Telesat Canada, is a partner in the law firm Goldberg, Godles, Wiener & Wright, which handles certain matters for Telesat Canada and its subsidiaries. In 2020, the aggregate amount of expenses incurred by Telesat Canada and its subsidiaries for services received was approximately US$2,177,373.

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

We are subject to audits by taxing authorities in the various jurisdictions in which we operate. In Brazil, we are currently involved in a number of disputes with the Brazilian tax authorities who have alleged that additional taxes are owed on revenue earned by our Brazilian subsidiaries for the period 2003 to 2018. In September 2020, the Brazilian tax authority issued an additional assessment for 2015 for an amount, including interest and penalties, of $22 million. The total disputed amount for the period 2003 to 2018, including interest and penalties, is now $77 million. The disputes relate to the Brazilian tax authorities’ characterization of revenue. We have challenged the assessments. We believe the likelihood of an unfavorable outcome in these disputes is remote and, as such, no reserve has been established.

In Canada, the tax authorities previously assessed $9 million relating to transfer pricing issues for the years 2009 and 2012. In November 2020, the Canadian tax authority issued additional assessments for 2013 and 2014 for an amount, including interest, of $4 million. All disputes relate to Canadian tax authorities’ repricing of certain transactions between us and our subsidiaries. We have paid 50% of the outstanding amounts in order to formally object to the assessments. We believe the likelihood of an unfavorable outcome in these disputes is remote and, as such, no reserve has been established.

Other than the above, we are not aware of any proceedings outstanding or threatened as of the date hereof by or against us or relating to our business which may have, or have had in the recent past, significant effects on our financial position or profitability.

Dividend Policy

Common Shares

In 2020, no dividends on the common shares were declared. Dividends will be declared subject to the requirements of the CBCA, and paid as permitted by the Senior Secured Credit Facilities and the indentures governing the Senior Secured Notes and the Senior Notes.

Voting Participating Preferred Shares

In 2020, no dividends on the voting participating preferred shares were declared. Dividends will be declared subject to the requirements of the CBCA, and paid as permitted by the Senior Secured Credit Facilities and the indentures governing the Senior Secured Notes and the Senior Notes.

Non-Voting Participating Preferred Shares

In 2020, no dividends on the non-voting participating preferred shares were declared. Dividends will be declared subject to the requirements of the CBCA, and paid as permitted by the Senior Secured Credit Facilities and the indentures governing the Senior Secured Notes and the Senior Notes.

Director Voting Preferred Shares

In January 2019, dividends on the director voting preferred shares were declared and subsequently paid in February 2019 for the period November 1, 2017 to October 31, 2018 in the amount of $10,000. In December 2019, dividends were declared and subsequently paid for the period November 1, 2018 to October 31, 2019. In October 2020, dividends were declared and subsequently paid in November 2020 for the period November 1, 2019 to October 31, 2020. Dividends for future periods will be declared subject to the requirements of the CBCA, and paid as permitted by the Senior Secured Credit Facilities and the indentures governing the Senior Secured Notes and the Senior Notes.

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

Significant Differences with Applicable U.S. Law. None.

Special Conditions for Changes in Capital. None.

C. Material contracts.

Set forth below is a list of each material contract, other than contracts entered into in the ordinary course of business, to which Telesat Canada and its subsidiaries is a party, for the two years immediately preceding publication of this Annual Report:

●	Indenture, dated October 11, 2019, with respect to Telesat Canada’s 6.500% Senior Notes due 2027, among Telesat Canada, Telesat LLC, as co-issuer, the guarantors party thereto and The Bank of New York Mellon, as Trustee.

●	Indenture, dated December 6, 2019, with respect to Telesat Canada’s 4.875% Senior Secured Notes due 2027, among Telesat Canada, Telesat LLC, as co-issuer, the guarantors party thereto and The Bank of New York Mellon, as Trustee.

●	Amendment No. 5 dated April 26, 2018 to the Credit Agreement, dated as of March 28, 2012, as amended by Amendment No. 1 on April 2, 2013, as further amended by Amendment No. 2 on November 17, 2016, as further amended by Amendment No. 3 on December 19, 2016, and as further amended by Amendment No. 4 on February 1, 2017, by and among Telesat Canada, Telesat LLC, the guarantors party thereto, the lenders party thereto and JP Morgan Chase Bank, N.A., as administrative agent, collateral agent, swingline lender and L/C Issuer.

●	Amendment No. 6 dated December 6, 2019 to the Credit Agreement, dated as of March 28, 2012, as amended by Amendment No. 1 on April 2, 2013, as further amended by Amendment No. 2 on November 17, 2016, as further amended by Amendment No. 3 on December 19, 2016, as further amended by Amendment No. 4 on February 1, 2017, and as further amended by Amendment No. 5 on April 26, 2018, by and among Telesat Canada, Telesat LLC, the guarantors party thereto, the lenders party thereto and JP Morgan Chase Bank, N.A., as administrative agent, collateral agent, swingline lender and L/C Issuer.

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

Evaluation of Disclosure Controls and Procedures

“Disclosure controls and procedures”, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities and Exchange Act of 1934, as amended (“Exchange Act”), are designed to provide reasonable assurance that information required to be disclosed is accumulated and communicated to management in a timely manner. As of December 31, 2020, Telesat conducted an evaluation under the supervision and with the participation of its management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of its disclosure controls and procedures. Based on this evaluation, Telesat’s Chief Executive Officer and Chief Financial Officer concluded that Telesat’s disclosure controls and procedures were effective as of December 31, 2020 to provide reasonable assurance that information required to be disclosed by it in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

An evaluation of the effectiveness of Telesat’s internal control over financial reporting was conducted by Telesat’s management, under the supervision and with the participation of Telesat’s Chief Executive Officer and Chief Financial Officer, based on the framework set forth in the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. Based on this evaluation, Telesat’s Chief Executive Officer and Chief Financial Officer have concluded that Telesat’s internal control over financial reporting was effective as of December 31, 2020.

This annual report does not include an attestation report of Telesat’s independent registered public accounting firm regarding internal control over financial reporting. Management’s report on internal control over financial reporting was not subject to attestation by our independent registered public accounting firm pursuant to the exemption for public companies whose public market capitalization is less than US$75 million in the Dodd-Frank Act signed on July 21, 2010.

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

Telesat Canada has adopted a written code of ethics that applies to all of its employees. A copy of the Code of Business Conduct is available, free of charge, on Telesat Canada’s website located at www.telesat.com. If any amendments are made to this Code of Business Conduct other than technical, administrative, or other non-substantive amendments, or if any waivers, including implicit waivers, from a provision of this Code of Business Conduct are granted to Telesat Canada’s Chief Executive Officer, Chief Financial Officer or other finance executives, Telesat Canada will disclose the nature of the amendment or waiver, its effective date and to whom it applies on its website or in a report on Form 6-K or other similar form filed with the SEC. There were no material amendments to, or waivers of, the Code of Business Conduct during our fiscal year ended December 31, 2020.

Item 16C.	Principal Accountant Fees and Services

Deloitte LLP (“Deloitte”) acted as the principal independent registered public accounting firm for Telesat Canada for the years ended December 31, 2020 and December 31, 2019. Set forth below is a breakdown of fees for services rendered during those years.

	Years ended December 31,
(In thousands of Canadian dollars)	2020	2019
Audit fees	$923	$911
Audit related fees	229	326
Tax fees	130	181
All other fees	4	4
Total	$1,286	$1,422

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

Audit Fees

Audit fees were for professional services rendered by Deloitte for the audit of our annual financial statements and for the reviews of our quarterly financial statements for the years ended December 31, 2020 and 2019.

Audit Related Fees

The 2020 audit related fees related to services associated with the consent on the form F-4 filing.

The 2019 audit related fees related to the assurance and related services associated with the preparations of the offering memorandum for our 6.5% Senior Notes and our 4.875% Senior Secured Notes as well as other assurance and related services during the year.

The audit related fees also include fees for the audits of our pension plans and for other miscellaneous audits in both years.

Tax Fees

The 2020 and 2019 tax fees include amounts related to Scientific Research & Experimental Development tax credit services.

All Other Fees

The 2020 and 2019 other fees related to access to on-line accounting research services.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

Not applicable.

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

See our Audited Consolidated Financial Statements beginning at page F-1.

Item 18.	Financial Statements

Not applicable.

Item 19.	Exhibits

Exhibit No.	Description
1.1	Certificate of Formation, dated September 7, 2007, and Certificate of Amendment to Certificate of Formation, dated October 12, 2007, of Telesat LLC(3)
1.2	Limited Liability Company Agreement of Telesat LLC, dated October 31, 2007(3)
1.3	Certificate and Articles of Amalgamation of Telesat Holdings Inc., dated as of January 1, 2017(13)
1.4	Certificate and Articles of Amalgamation of Telesat Canada, dated as of January 1, 2017(13)
1.5	By-Law No. 1 of Telesat Canada, dated as of January 1, 2017(13)
2.1	Indenture, dated October 11, 2019, with respect to Telesat Canada’s 6.500% Senior Notes due 2027, among Telesat Canada, Telesat LLC, as co-issuer, the guarantors party thereto and The Bank of New York Mellon, as Trustee(17)
2.2	Indenture, dated December 6, 2019, with respect to Telesat Canada’s 4.875% Senior Secured Notes due 2027, among Telesat Canada, Telesat LLC, as co-issuer, the guarantors party thereto and The Bank of New York Mellon, as Trustee(18)
4.1	Adjustment Agreement, dated as of October 29, 2007, between Telesat Interco Inc. (formerly 4363213 Canada Inc.), BCE Inc, and Telesat Canada(2)
4.2	Shareholders Agreement, dated as of October 31, 2007, between Public Sector Pension Investment Board, Red Isle Private Investments Inc., Loral Space & Communications Inc., Loral Space & Communications Holdings Corporation, Loral Holdings Corporation, Loral Skynet Corporation, John P. Cashman, Colin D. Watson, Telesat Holdings Inc, (formerly 4363205 Canada Inc.), Telesat Interco Inc. (formerly 4363213 Canada Inc.), Telesat Canada and MHR Fund Management LLC(2)
4.3	Consulting Services Agreement, dated as of October 31, 2007, by and between Loral Space & Communications Inc. and Telesat Canada(2)
4.4	Form of Indemnity Agreement by and among Telesat Canada, Telesat Holdings Inc., Telesat Interco Inc. and Officers and Directors(3)
4.5*	Form of Side Indemnity Agreement by and among Telesat Canada and certain Officers and Directors
4.6	Indemnity Agreement dated as of October 31, 2007 by and among Loral Space & Communications Inc., Telesat Canada, Telesat Holdings Inc., Telesat Interco Inc. and Henry (Hank) Intven(2)
4.7*	Side Indemnity Agreement dated as of October 21, 2020 between Telesat Canada and Hank Intven
4.8	Acknowledgement and Indemnity Agreement, dated as of October 31, 2007, between Loral Space & Communications Inc., Telesat, Telesat Holdings Inc. (formerly 4363205 Canada Inc.), Telesat Interco Inc. (formerly 4363213 Canada Inc.) and McCarthy Tétrault LLP(2)
4.9	Grant Agreement, dated as of May 20, 2011, by and among Telesat Holdings Inc., Telesat Canada, Loral Space & Communications Inc, the Public Sector Pension Investment Board, 4440480 Canada Inc. and Daniel Goldberg(5)
4.10	Grant Agreement, dated as of May 31, 2011, by and among Telesat Holdings Inc., Telesat Canada, Loral Space & Communications Inc, the Public Sector Pension Investment Board, 4440480 Canada Inc. and Michel G. Cayouette(5)
4.11	Grant Agreement, dated as of May 31, 2011, by and among Telesat Holdings Inc., Telesat Canada, Loral Space & Communications Inc., the Public Sector Pension Investment Board, 4440480 Canada Inc. and Michael C. Schwartz(5)
4.12	Grant Agreement, dated as of November 18, 2013, by and among Telesat Holdings Inc., Telesat Canada, Loral Space & Communications Inc., the Public Sector Pension Investment Board, 4440480 Canada Inc. and Daniel Goldberg(9)
4.13	Grant Agreement, dated as of November 18, 2013, by and among Telesat Holdings Inc., Telesat Canada, Loral Space & Communications Inc., the Public Sector Pension Investment Board, 4440480 Canada Inc. and Michel G. Cayouette(9)

Exhibit No.	Description
4.14	Grant Agreement, dated as of January 28, 2016, by and among Telesat Holdings Inc., Telesat Canada, Loral Space & Communications Inc., the Public Sector Pension Investment Board, 4440480 Canada Inc. and Michael C. Schwartz(10)
4.15	Grant Agreement, dated as of September 6, 2018, by and among Telesat Canada, Loral Space & Communications Inc., the Public Sector Pension Investment Board, 4440480 Canada Inc. and Erwin C. Hudson(14)
4.16	Form of Accession Agreement to the Unanimous Shareholders’ Agreement by and among Telesat Holdings, Inc. and Daniel S. Goldberg, Michel G. Cayouette, Paul Bush and Michael Schwartz(8)
4.17	Grant Agreement, dated as of November 28, 2018, by and among Telesat Canada, Loral Space & Communications Inc., the Public Sector Pension Investment Board, 4440480 Canada Inc. and Daniel Goldberg(15)
4.18	Award Agreement for Restricted Share Units, dated as of November 28, 2018, by and among Telesat Canada, Loral Space & Communications Inc., the Public Sector Pension Investment Board, 4440480 Canada Inc. and Daniel Goldberg(15)
4.19	Grant Agreement, dated as of November 28, 2018, by and among Telesat Canada, Loral Space & Communications Inc., the Public Sector Pension Investment Board, 4440480 Canada Inc. and Daniel Goldberg(15)
4.20	Grant Agreement, dated effective as of March 18, 2019, by and among Telesat Canada, Loral Space & Communications Inc., the Public Sector Pension Investment Board, 4440480 Canada Inc. and Michael C. Schwartz(19)
4.21	Grant Agreement, dated effective December 10, 2019, by and among Telesat Canada, Loral Space & Communications Inc., the Public Sector Pension Investment Board, 4440480 Canada Inc. and Andrew M. Browne(21)
4.22	Credit Agreement, dated as of March 28, 2012, by and among Telesat Holdings, Inc., Telesat Canada, Telesat LLC, the guarantors party thereto, JP Morgan Chase Bank, N.A., as administrative agent, and the other lenders party thereto(6)
4.23	Amendment No. 1, dated as of April 2, 2013, to the Credit Agreement dated as of March 28, 2012, by and among Telesat Holdings Inc., Telesat Canada, Telesat LLC, the guarantors party thereto, JP Morgan Chase Bank, N.A., as administrative agent, and the other lenders party thereto(7)
4.24	Amendment No. 2, dated as of November 17, 2016, to the Credit Agreement dated as of March 28, 2012, as amended by Amendment No. 1 on April 2, 2013 by and among Telesat Holdings Inc., Telesat Canada, Telesat LLC, the guarantors party thereto, the lenders party thereto and JP Morgan Chase Bank, N.A., as administrative agent, collateral agent, swingline lender and L/C Issuer.(11)
4.25	Amendment No. 3 dated December 19, 2016 to the Credit Agreement, dated as of March 28, 2012, as amended by Amendment No. 1 on April 2, 2013, as further amended by Amendment No. 2 on November 17, 2016, by and among Telesat Canada, Telesat LLC, the guarantors party thereto, the lenders party thereto and JP Morgan Chase Bank, N.A., as administrative agent, collateral agent, swingline lender and L/C Issuer.(12)
4.26	Amendment No. 4 dated February 1, 2017 to the Credit Agreement, dated as of March 28, 2012, as amended by Amendment No. 1 on April 2, 2013, as further amended by Amendment No. 2 on November 17, 2016, and as further amended by Amendment No. 3 on December 19, 2016, by and among Telesat Canada, Telesat LLC, the guarantors party thereto, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent, collateral agent, swingline lender and L/C Issuer.(12)
4.27	Amendment No. 5 dated April 26, 2018 to the Credit Agreement, dated as of March 28, 2012, as amended by Amendment No. 1 on April 2, 2013, as further amended by Amendment No. 2 on November 17, 2016, as further amended by Amendment No. 3 on December 19, 2016, and as further amended by Amendment No. 4 on February 1,2017, by and among Telesat Canada, Telesat LLC, the guarantors party thereto, the lenders party thereto and JP Morgan Chase Bank, N.A., as administrative agent, collateral agent, swingline lender and L/C Issuer.(16)
4.28	Amendment No. 6 dated December 6, 2019 to the Credit Agreement, dated as of March 28, 2012, as amended by Amendment No. 1 on April 2, 2013, as further amended by Amendment No. 2 on November 17, 2016, as further amended by Amendment No. 3 on December 19, 2016, as further amended by Amendment No. 4 on February 1, 2017, and as further amended by Amendment No. 5 on April 26, 2018, by and among Telesat Canada, Telesat LLC, the guarantors party thereto, the lenders party thereto and JP Morgan Chase Bank, N.A., as administrative agent, collateral agent, swingline lender and L/C Issuer(18)
4.29	Share Purchase Agreement among 4363213 Canada Inc., BCE Inc. and Telesat Canada dated December 16, 2006(1)

Exhibit No.	Description
4.30	Space Segment Assignment and Assumption Agreement, dated as of March 1, 2011, by and among Telesat IOM Limited and Loral Space & Communications Inc.(4)
4.31	Gateway Facilities Assignment and Assumption Agreement, dated as of March 1, 2011, by and among Telesat Canada, Loral Space & Communications Inc. and Loral Canadian Gateway Corporation(4)
4.32	Barrett Assignment Agreement, dated as of March 1, 2011, by and among Telesat (IOM) Limited and Loral Space & Communications Inc.(4)
4.33	Guarantee Novation Agreement, dated as of August 3, 2012, by and among Loral Space & Communications Inc., MacDonald, Dettwiler and Associates Ltd. and Telesat Canada(8)
8.1*	List of Subsidiaries
12.1*	Section 302 Certification of Chief Executive Officer
12.2*	Section 302 Certification of Chief Financial Officer
13.1*	Section 906 Certification of Chief Executive Officer
13.2*	Section 906 Certification of Chief Financial Officer
99.1**	Transaction Agreement and Plan of Merger, dated as of November 23, 2020, by and among Telesat Canada, Telesat Corporation, Telesat Partnership LP, Telesat CanHold Corporation, Lion Combination Sub Corporation, Loral Space & Communications Inc., Public Sector Pension Investment Board and Red Isle Private Investments Inc.(20)
99.2	Voting Support Agreement, dated as of November 23, 2020, by and among Telesat Canada, certain funds managed by MHR Fund Management LLC and Public Sector Pension Investment Board(20)
99.3	Full and Final Release and Amendment of Tolling Agreement, dated as of November 23, 2020, by and among Public Sector Pension Investment Board, Red Isle Private Investments Inc., Loral Space & Communications Inc., Loral Holdings Corporation, MHR Fund Management LLC and Telesat Canada(20)

(1)	Incorporated by reference from the Current Report on Form 8-K of Loral Space & Communications Inc. filed on December 21, 2006.

(2)	Incorporated by reference from the Current Report on Form 8-K of Loral Space & Communications Inc. filed on November 2, 2007.

(3)	Incorporated by reference from the Form F-4 of Telesat Canada filed on June 5, 2009.

(4)	Incorporated by reference from the Annual Report on Form 20-F of Telesat Canada filed on March 3, 2011.

(5)	Incorporated by reference from the Current Report on Form 8-K of Loral Space & Communications Inc. filed on June 13, 2011.

(6)	Incorporated by reference from the Report of Foreign Issuer on Form 6-K of Telesat Canada filed on March 29, 2012.

(7)	Incorporated by reference from the Report of Foreign Issuer on Form 6-K of Telesat Holdings Inc. filed on April 2, 2013.

(8)	Incorporated by reference from the Annual Report on Form 20-F of Telesat Holdings Inc. filed on February 21, 2013.

(9)	Incorporated by reference from the Current Report on Form 8-K of Loral Space & Communications Inc. filed on November 20, 2013.

(10)	Incorporated by reference from the Current Report on Form 8-K of Loral Space & Communications Inc. filed on January 29, 2016.

(11)	Incorporated by reference from the Report of Foreign Issuer on Form 6-K of Telesat Holdings Inc. filed on November 17, 2016.

(12)	Incorporated by reference from the Report of Foreign Issuer on Form 6-K of Telesat Canada (Formerly Telesat Holdings Inc.) filed on February 2, 2017.

(13)	Incorporated by reference from the Annual Report on Form 20-F of Telesat Canada filed on March 2, 2017.

(14)	Incorporated by reference from the Current Report on Form 8-K of Loral Space & Communications Inc. filed on September 6, 2018.

(15)	Incorporated by reference from the Current Report on Form 8-K of Loral Space & Communications Inc. filed on November 29, 2018.

(16)	Incorporated by reference from the Report of Foreign Issuer on Form 6-K of Telesat Canada filed on April 26, 2018.

(17)	Incorporated by reference from the Report of Foreign Issuer on Form 6-K of Telesat Canada filed on October 11, 2019.

(18)	Incorporated by reference from the Report of Foreign Issuer on Form 6-K of Telesat Canada filed on December 11, 2019.

(19)	Incorporated by reference from the Quarterly Report on Form 10-Q of Loral Space & Communications Inc. filed on November 12, 2019.
(20)	Incorporated by reference from the Current Report of Foreign Issuer on Form 6-K of Telesat Canada filed on November 25, 2020, as amended on November 27, 2020.
(21)	Incorporated by reference from the Current Report on Form 8-K of Loral Space & Communications Inc. filed on December 18, 2020.

*	Filed herewith.
**	Certain exhibits and disclosure schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Telesat agrees to furnish supplementally to the SEC a copy of any omitted schedule upon request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Telesat Canada

/s/ Daniel S. Goldberg
Name:	Daniel S. Goldberg
Title:	President and Chief Executive Officer

Date: March 4, 2021

Telesat Canada

Deloitte LLP Bay Adelaide Centre, East Tower 8 Adelaide Street West Suite 200 Toronto, ON M5H 0A9 Canada Tel: 416-601-6150 Fax: 416-601-6151 www.deloitte.ca

Report of Independent Registered Public Accounting Firm

To the shareholders and the Board of Directors of Telesat Canada

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Telesat Canada (the "Company") as of December 31, 2020 and 2019, the related consolidated statements of income (loss), comprehensive income (loss), changes in shareholders' equity, and cash flows, for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Goodwill and Indefinite Life Intangible Assets (Orbital Slots) Impairment - Refer to Notes 3, 4, 16 and 17 of the financial statements

Critical Audit Matter Description

The Company’s evaluation of goodwill and indefinite life intangible assets, specifically orbital slots impairment involves the comparison of the recoverable amount of each Cash Generating Unit (“CGU”) to its carrying value. The recoverable amount of each CGU is based on the higher of its fair value less costs of disposal and its value in use, which is determined using both a market approach based on market multiples and an income approach based on a discounted cash flow. In determining the recoverable amount of the CGUs, management made significant estimates and assumptions related to future revenue forecasts, future expenses, capital expenditures, working capital, costs of disposal, discount rates and market multiples. In addition, the Company plans to introduce new satellites under the Low Earth Orbit constellation (known as “Telesat Lightspeed”) whose forecasted revenues contribute significantly to the estimated recoverable amount of the CGUs. The recoverable amounts of the CGUs exceeded their carrying values as of December 31, 2020 and no impairment charge to goodwill or orbital slots was recorded.

While there are several estimates and assumptions that are required to determine the recoverable amounts of the CGUs, the estimates with the highest degree of subjectivity are future revenue forecasts, discounts rates and market multiples (“key assumptions”). This required significant auditor attention as the key assumptions are subject to a high degree of auditor judgment and there is limited historical data for Telesat Lightspeed which resulted in an increased extent of effort, including the involvement of fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the key assumptions used to determine the recoverable amount of the CGUs included the following, among others:

●	Evaluated management’s ability to accurately forecast future revenues by comparing actual results to historical forecasts.

●	Evaluated the reasonableness of future revenue forecasts by comparing the forecasts to:

o	Historical revenue;

o	Contracted revenue backlog for existing service contracts;

o	Internal communications from management to the board of directors and external communications made by management to analysts and investors;

o	Industry reports containing analyses of the Company’s and its competitors’ revenues.

●	With the assistance of fair value specialists:

o	Evaluated the reasonableness of the discount rates by testing the source information underlying the determination of the discount rates and developing a range of independent estimates and comparing to those selected by management.

o	Evaluated the market multiples by analyzing precedent market transactions and comparable public company multiples and developing a range of independent market multiples and comparing to those selected by management.

/s/ Deloitte LLP

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada

March 3, 2021

We have served as the Company's auditor since 1993.

Telesat Canada

Consolidated Statements of Income (Loss)

For the years ended December 31

(in thousands of Canadian dollars)	Notes	2020	2019	2018
Revenue	5	$820,468	$910,893	$902,932
Operating expenses	6	(180,874)	(165,499)	(185,827)
Depreciation		(216,885)	(242,966)	(224,851)
Amortization		(17,195)	(23,277)	(24,305)
Other operating (losses) gains, net	7	(215)	(862)	743
Operating income		405,299	478,289	468,692
Interest expense	8	(203,760)	(258,261)	(237,786)
Loss on refinancing	23	-	(151,919)	-
Interest and other income		5,196	20,043	16,498
Loss on changes in fair value of financial instruments		(13,115)	(49,672)	(18,205)
Gain (loss) on foreign exchange		47,605	163,840	(259,079)
Income (loss) before tax		241,225	202,320	(29,880)
Tax recovery (expense)	9	4,353	(15,122)	(61,056)
Net income (loss)		$245,578	$187,198	$(90,936)

See accompanying notes to the consolidated financial statements

Telesat Canada

Consolidated Statements of Comprehensive Income (Loss)

For the years ended December 31

(in thousands of Canadian dollars)	Notes	2020	2019	2018
Net income (loss)		$245,578	$187,198	$(90,936)
Other comprehensive (loss) income
Items that may be reclassified into profit or loss
Foreign currency translation adjustments		(32,422)	(50,465)	44,459
Items that will not be reclassified into profit or loss
Actuarial (losses) gains on employee benefit plans	29	(13,693)	1,134	7,755
Tax recovery (expense)		3,584	(403)	(2,031)
Other comprehensive (loss) income		(42,531)	(49,734)	50,183
Total comprehensive income (loss)		$203,047	$137,464	$(40,753)

See accompanying notes to the consolidated financial statements

Telesat Canada

Consolidated Statements of Changes in Shareholders’ Equity

(in thousands of Canadian dollars)	Notes	Common shares	Preferred shares	Total share capital	Accumulated earnings	Equity-settled employee benefits reserve	Foreign currency translation reserve	Total reserves	Total shareholders’ equity
Balance as at January 1, 2018		$26,580	$126,102	152,682	$968,408	$31,549	$(9,818)	21,731	1,142,821
Net loss		-	-	-	(90,936)	-	-	-	(90,936)
Issuance of share capital on exercise of stock appreciation rights	24	-	1,024	1,024	(1,079)	(339)	-	(339)	(394)
Cumulative effect adjustment		-	-	-	(38,516)	-	322	322	(38,194)
Other comprehensive income, net of tax expense of $2,031		-	-	-	5,724	-	44,459	44,459	50,183
Share-based compensation		-	-	-	-	29,505	-	29,505	29,505
Balance as at December 31, 2018		$26,580	$127,126	$153,706	$843,601	$60,715	$34,963	$95,678	$1,092,985
Balance as at January 1, 2019		$26,580	$127,126	$153,706	$843,601	$60,715	$34,963	$95,678	$1,092,985
Net income		-	-	-	187,198	-	-	-	187,198
Dividends declared on Director Voting Preferred shares	24	-	-	-	(20)	-	-	-	(20)
Issuance of share capital on exercise of stock appreciation rights	24	-	385	385	(455)	(144)	-	(144)	(214)
Issuance of share capital on settlement of restricted share units	24	-	804	804	-	(1,729)	-	(1,729)	(925)
Other comprehensive income (loss), net of tax expense of $403		-	-	-	731	-	(50,465)	(50,465)	(49,734)
Share-based compensation		-	-	-	-	16,035	-	16,035	16,035
Balance as at December 31, 2019		$26,580	$128,315	$154,895	$1,031,055	$74,877	$(15,502)	$59,375	$1,245,325
Balance as at January 1, 2020		$26,580	$128,315	$154,895	$1,031,055	$74,877	$(15,502)	$59,375	$1,245,325
Net income		-	-	-	245,578	-	-	-	245,578
Dividends declared on Director Voting Preferred shares	24	-	-	-	(10)	-	-	-	(10)
Issuance of share capital on settlement of restricted share units	24	-	803	803	-	(1,729)	-	(1,729)	(926)
Other comprehensive loss, net of tax recovery of $3,584		-	-	-	(10,109)	-	(32,422)	(32,422)	(42,531)
Share-based compensation		-	-	-	-	12,500	-	12,500	12,500
Balance as at December 31, 2020		$26,580	$129,118	$155,698	$1,266,514	$85,648	$(47,924)	$37,724	$1,459,936

See accompanying notes to the consolidated financial statements

Telesat Canada

Consolidated Balance Sheets

(in thousands of Canadian dollars)	Notes	December 31, 2020	December 31, 2019
Assets
Cash and cash equivalents	30	$818,378	$1,027,222
Trade and other receivables	10	51,928	64,062
Other current financial assets	11	448	210
Prepaid expenses and other current assets	12	22,861	43,724
Total current assets		893,615	1,135,218
Satellites, property and other equipment	5, 15	1,318,526	1,458,933
Deferred tax assets	9	79,912	12,412
Other long-term financial assets	13	53,425	57,730
Other long-term assets	5, 14	9,922	8,264
Intangible assets	5, 16	779,190	802,791
Goodwill	17	2,446,603	2,446,603
Total assets		$5,581,193	$5,921,951

Liabilities
Trade and other payables	18	$30,091	$26,247
Other current financial liabilities	19	35,880	38,281
Other current liabilities	20	96,155	72,315
Current indebtedness	23	-	24,408
Total current liabilities		162,126	161,251
Long-term indebtedness	23	3,187,152	3,688,391
Deferred tax liabilities	9	325,893	348,762
Other long-term financial liabilities	21	35,499	42,511
Other long-term liabilities	22	410,587	435,711
Total liabilities		4,121,257	4,676,626

Shareholders’ Equity
Share capital	24	155,698	154,895
Accumulated earnings		1,266,514	1,031,055
Reserves		37,724	59,375
Total shareholders’ equity		1,459,936	1,245,325
Total liabilities and shareholders’ equity		$5,581,193	$5,921,951

See accompanying notes to the consolidated financial statements

Telesat Canada

Consolidated Statements of Cash Flows

For the years ended December 31

(in thousands of Canadian dollars)	Notes	2020	2019	2018
Cash flows from operating activities
Net income (loss)		$245,578	$187,198	$(90,936)
Adjustments to reconcile net income (loss) to cash flows from operating activities
Depreciation		216,885	242,966	224,851
Amortization		17,195	23,277	24,305
Tax (recovery) expense		(4,353)	15,122	61,056
Interest expense		203,760	258,261	237,786
Interest income		(7,668)	(20,268)	(12,415)
(Gain) loss on foreign exchange		(47,605)	(163,840)	259,079
Loss on changes in fair value of financial instruments		13,115	49,672	18,205
Share-based compensation	28	12,500	16,035	29,505
Loss on disposal of assets	7	215	862	353
Loss on refinancing	23	-	151,919	-
Other		(58,784)	(100,078)	(91,580)
Income taxes paid, net of income taxes received	30	(53,443)	(95,455)	(106,308)
Interest paid, net of capitalized interest and interest received	30	(179,972)	(176,112)	(176,417)
Operating assets and liabilities	30	15,018	(13,942)	88,813
Net cash from operating activities		372,441	375,617	466,297
Cash flows used in investing activities
Satellite programs, including capitalized interest		(75,902)	(3,668)	(67,387)
Purchase of property and other equipment		(17,060)	(8,345)	(15,997)
Purchase of intangible assets		(30)	(27,597)	(19,923)
Net cash used in investing activities		(92,992)	(39,610)	(103,307)
Cash flows used in financing activities
Repayment of indebtedness	30	(453,592)	(3,743,465)	(94,951)
Proceeds from indebtedness	30	-	3,786,082	-
Payment of early redemption premium	23	-	(43,940)	-
Payment of debt issue costs	30	-	(28,082)	(10,190)
Payments of principal on lease liabilities	30	(1,793)	(1,252)	(29)
Satellite performance incentive payments	30	(9,031)	(9,644)	(9,037)
Government grant received		14,185	-	-
Dividends paid on Director Voting preferred shares	24	(10)	(20)	-
Net cash used in financing activities		(450,241)	(40,321)	(114,207)

Effect of changes in exchange rates on cash and cash equivalents		(38,052)	(36,897)	40,605

(Decrease) increase in cash and cash equivalents		(208,844)	258,789	289,388
Cash and cash equivalents, beginning of year		1,027,222	768,433	479,045
Cash and cash equivalents, end of year	30	$818,378	$1,027,222	$768,433

See accompanying notes to the consolidated financial statements

Telesat Canada

Notes to the 2020 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

1. BACKGROUND OF THE COMPANY

Telesat Canada (the “Company” or “Telesat”) is a Canadian corporation. Telesat is a global satellite operator, providing mission-critical communications solutions to support the requirements of sophisticated satellite users throughout the world. Headquartered in Ottawa, Canada, the Company’s state-of-the-art fleet consists of 15 geostationary satellites and the Canadian payload on ViaSat-1.

The Company has commenced the development of a constellation of low earth orbit (“LEO”) satellites and integrated terrestrial infrastructure, called “Telesat Lightspeed”. In January 2018, the first LEO satellite was successfully launched into orbit. This Phase 1 LEO satellite has demonstrated certain key features of the Telesat Lightspeed system design, specifically the capability of the satellite and customer terminals to deliver a low latency broadband experience.

As at December 31, 2020, Loral Space and Communications Inc. (“Loral”) and Canada’s Public Sector Pension Investment Board (“PSP Investments”) indirectly held economic interests in Telesat of approximately 63% and 36%, respectively, with the remaining economic interest held by various individuals. Loral indirectly held a voting interest of 33% on all matters including the election of directors. PSP Investments indirectly held a voting interest of 67% on all matters except for the election of directors, and a 29% voting interest for the election of directors. The remaining voting interest of 38% for the election of directors is held by shareholders of the Company’s Director Voting Preferred Shares.

Unless the context states or requires otherwise, references herein to the “financial statements” or similar terms refer to the audited consolidated financial statements of Telesat Canada.

On March 3, 2021, these financial statements were approved by the Audit Committee of the Board of Directors and authorized for issue.

2. BASIS OF PRESENTATION

Statement of Compliance

The consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The accounting policies described in Note 3 were consistently applied.

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

Telesat Canada

Notes to the 2020 Consolidated Financial Statements
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

Telesat Canada

Notes to the 2020 Consolidated Financial Statements
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

Revenue from a contract to sell consulting services is recognized as follows:

●	Consulting revenue for cost plus contracts is recognized as the approved time and labor is completed by Telesat.

●	Fixed price consulting revenue contracts use an input method to determine the progress towards complete satisfaction of the performance obligation. The input method is measured by comparing actual cost incurred to total cost expected.

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

A significant financing component will only occur in the following circumstances:

●	There is a timing difference between when the control of goods or services is transferred to the customer and when the customer pays for the goods;

●	The timing difference between the customer prepayment and transfer of control of the promised goods and services is in excess of one year; and

●	The primary reason for the prepayment is for financing purposes.

Telesat Canada

Notes to the 2020 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

3. SIGNIFICANT ACCOUNTING POLICIES – (continued)

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

Telesat Canada

Notes to the 2020 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

3. SIGNIFICANT ACCOUNTING POLICIES – (continued)

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

Depreciation is calculated using the straight-line method over the respective estimated useful lives of the assets.

Below are the estimated useful lives in years of satellites, property and other equipment as at December 31, 2020.

Years
Satellites	12 to 15
Right-of-use assets	2 to 27
Property and other equipment	3 to 30

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

Telesat Canada

Notes to the 2020 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

3. SIGNIFICANT ACCOUNTING POLICIES – (continued)

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

Telesat Canada

Notes to the 2020 Consolidated Financial Statements
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

Below are the estimated useful lives in years of the finite life intangible assets as at December 31, 2020.

Years
Revenue backlog	17
Customer relationships	20 to 21
Customer contracts	15
Concession rights	5 to 15
Transponder rights	16
Patents	18

Impairment of Goodwill and Indefinite Life Intangible Assets

An assessment for impairment of goodwill and indefinite life intangible assets is performed annually, or more frequently whenever events or changes in circumstances indicate that the carrying amounts of these assets are likely to exceed their recoverable amount. Goodwill is tested for impairment at the entity level as this represents the lowest level within the Company at which the goodwill is monitored for internal management purposes, and is not larger than an operating segment. With the exception of trade name, which have not been allocated to any CGU and are tested for impairment at the asset level, indefinite life intangible assets are tested for impairment at the CGU level. In the case of orbital slots, the CGU is based on geography.

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

Telesat Canada

Notes to the 2020 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

3. SIGNIFICANT ACCOUNTING POLICIES – (continued)

Orbital Slots

In performing the quantitative orbital slot impairment analysis, the Company determines, for each CGU, its fair value less costs of disposal, and its value in use on an annual basis. The higher of these two amounts is determined to be the recoverable amount. To the extent that the recoverable amount is less than the carrying value of the asset, an impairment exists and the asset is written down to its recoverable amount.

The key assumptions used in estimating the recoverable amounts of the orbital slots include assumptions such as:

i)	the market penetration leading to revenue growth;

ii)	the profit margin;

iii)	the duration and profile of the build-up period;

iv)	the estimated start-up costs and losses incurred during the build-up period; and

v)	the discount rate.

Fair value less costs of disposal is the price that would be received to sell the CGU in an orderly transaction between market participants at the measurement date. In order to determine the fair value less costs of disposal, the Company uses either a market or income approach. Under a market approach, the Company measures what an independent third party would pay to purchase the orbital slots by looking to actual market transactions for similar assets. Under an income approach, the fair value is determined to be the sum of the projected discounted cash flows over a discrete period of time in addition to the terminal value.

The value in use amount is the present value of the future cash flows expected to be derived from the CGU. The determination of this amount includes projections of cash inflows from the continuing use of the asset and cash outflows that are required to generate the associated cash inflows. These cash flows are discounted at an appropriate discount rate.

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

Telesat Canada

Notes to the 2020 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

3. SIGNIFICANT ACCOUNTING POLICIES – (continued)

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

Telesat Canada

Notes to the 2020 Consolidated Financial Statements
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

The following accounting policies apply to the subsequent measurement of the Company’s financial assets:

●	Amortized cost: The financial assets are subsequently measured at amortized cost in accordance with the effective interest method. The amortized cost is reduced by any impairment losses; and

●	FVTPL: These financial assets are subsequently measured at fair value with changes in fair value recorded in the consolidated statement of income (loss) as part of loss on changes in fair value of financial instruments.

Financial liabilities are initially measured at fair value. Financial liabilities are classified as amortized cost or FVTPL. Financial liabilities that are classified as amortized cost are measured and recorded at amortized cost in accordance with the effective interest method. Financial liabilities classified as FVTPL are subsequently measured at fair value with changes in fair value recorded in the consolidated statement of income (loss) as part of the loss on changes in fair value of financial instruments.

Telesat Canada

Notes to the 2020 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

3. SIGNIFICANT ACCOUNTING POLICIES – (continued)

The Company has used derivative financial instruments to manage its exposure to foreign exchange risk associated with debt denominated in foreign currencies, as well as to reduce its exposure to interest rate risk associated with debt. Currently, the Company does not designate any of its derivative financial instruments as hedging instruments for accounting purposes. All realized and unrealized gains and losses on these derivative financial instruments are recorded in the consolidated statement of income (loss) as part of loss on changes in fair value of financial instruments.

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

Financing Costs

The debt issuance costs related to the Senior Secured Credit Facility, the 6.5% Senior Notes and the 4.875% Senior Secured Notes are included in current and long-term indebtedness and are amortized to interest expense using the effective interest method. All other debt issuance costs are accounted for as short-term and long-term deferred charges and are included in prepaid expenses and other current assets and other long-term assets. The deferred charges are amortized to interest expense on a straight-line basis over the term of the indebtedness to which they relate.

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

Telesat Canada

Notes to the 2020 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

3. SIGNIFICANT ACCOUNTING POLICIES – (continued)

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

Pension plan assets are valued at fair value. The discount rate is based on the market interest rate of high quality bonds and is consistent with guidance described by Canadian Institute of Actuaries in the December 2020 Revision to the Educational Note on Setting the Accounting Discount Rate Assumption for Pension and Post-employment Benefit Plans. Past service costs arising from plan amendments are recognized immediately to the extent that the benefits are already vested, and otherwise are amortized on a straight-line basis over the average remaining vesting period. A valuation is performed at least every three years to determine the present value of the accrued pension and other retirement benefits.

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

The pension expense for 2020 was determined based on membership data as at December 31, 2018. The accrued benefit obligation as at December 31, 2020 was determined based on the membership data as at December 31, 2019, and extrapolated one year based on December 31, 2020 assumptions. For certain Canadian post-retirement benefits, the expense for 2020 was based on membership and eligibility data as at September 30, 2018 and the accrued benefit obligations as at December 31, 2020 was based on membership data as at September 30, 2018. The accrued benefit obligation for certain American post-retirement benefits as at December 31, 2020 was determined based on membership data as at January 1, 2019, and extrapolated, based on December 31, 2020 assumptions. The most recent valuation of the pension plans for funding purposes was as of December 31, 2019. Valuations will be performed for the pension plans as of December 31, 2020.

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

Telesat Canada

Notes to the 2020 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

3. SIGNIFICANT ACCOUNTING POLICIES – (continued)

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

Telesat Canada

Notes to the 2020 Consolidated Financial Statements
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

Interest rate benchmark reform – Phase 2

In August 2020, the IASB issued amendments to various IFRS standards associated with the ongoing interest rate benchmark reform. The amendments enable entities to reflect the effects of transitioning from benchmark interest rates, such as inter-bank offered rates (“IBOR”) to alternative benchmark interest rates.

The amendments are effective for annual periods beginning on or after January 1, 2021 with early application permitted. The Company is currently evaluating the impact of the Phase 2 of the interest rate benchmark reform on its consolidated financial statements.

4. CRITICAL ACCOUNTING JUDGMENTS AND ESTIMATES

Critical judgments in applying accounting policies

The following are the critical judgments made in applying the Company’s accounting policies which have the most significant effect on the amounts reported in the financial statements:

Deferred Revenue

The Company’s accounting policy relating to deferred revenue is described in Note 3. Certain of the Company’s revenue agreements were noted to include a significant financing component. Judgment by management is required to determine the discount rate used in the significant financing component calculation.

Lease Liability

The Company’s accounting policy relating to leases is described in Note 3. Judgment by management is required in the determination of the likelihood that the lease renewal periods will be exercised as well as the determination of the incremental borrowing rate.

Telesat Canada

Notes to the 2020 Consolidated Financial Statements
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

The accounting estimates and assumptions critical to the determination of the amounts reported in the financial statements were as follows:

Derivative financial instruments measured at fair value

Derivative financial assets and liabilities measured at fair value were $30.3 million and $18.0 million, respectively, as at December 31, 2020 (December 31, 2019 — $32.8 million and $7.9 million, respectively).

Quoted market values are unavailable for the Company’s financial instruments and, in the absence of an active market, the Company determines fair value for financial instruments based on prevailing market rates (bid and ask prices, as appropriate) for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market-based inputs. The determination of fair value is significantly impacted by the assumptions used for the amount and timing of estimated future cash flows and discount rates. As a result, the fair value of financial assets and liabilities and the amount of loss on changes in fair value of financial instruments recorded to net income (loss) could vary.

Impairment of goodwill

Goodwill represented $2,446.6 million of total assets as at December 31, 2020 and 2019. Determining whether goodwill is impaired using a quantitative approach requires an estimation of the Company’s value which requires management to estimate the future cash flows expected to arise from operations and to make assumptions regarding economic factors, tax rates and annual growth rates. Actual operating results and the related cash flows of the Company could differ from the estimates used for the impairment analysis.

Telesat Canada

Notes to the 2020 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

4. CRITICAL ACCOUNTING JUDGMENTS AND ESTIMATES – (continued)

Impairment of intangible assets

Intangible assets represented $779.2 million of total assets as at December 31, 2020 (December 31, 2019 — $802.8 million). Impairment of intangible assets is tested annually or more frequently if indicators of impairment or reversal of a prior impairment loss exist. If a quantitative impairment analysis is required, it would require the Company to estimate the future cash flows expected to arise from operations and to make assumptions regarding economic factors, discount rates, tax rates and annual growth rates. Significant judgments are made in establishing these assumptions. Actual operating results and the related cash flows of the Company could differ from the estimates used for the impairment analysis.

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

Telesat Canada

Notes to the 2020 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

5. SEGMENT INFORMATION

Telesat operates in a single operating segment, in which it provides satellite-based services to its broadcast, enterprise and consulting customers around the world.

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

Revenue derived from the above services were as follows:

Years ended December 31,	2020	2019	2018
Broadcast	$411,407	$444,478	$455,125
Enterprise	389,696	444,732	428,226
Consulting and other	19,365	21,683	19,581
Revenue	$820,468	$910,893	$902,932

Equipment sales included within the various services were as follows:

Years ended December 31,	2020	2019	2018
Broadcast	$1,300	$233	$315
Enterprise	13,693	8,323	23,639
Total equipment sales	$14,993	$8,556	$23,954

Geographic Information

Revenue by geographic regions was based on the point of origin of the revenue, which was the destination of the billing invoice, and was allocated as follows:

Years ended December 31,	2020	2019	2018
Canada	$362,939	$395,235	$417,692
United States	307,433	329,634	318,779
Europe, Middle East & Africa	44,710	50,911	61,317
Latin America & Caribbean	64,024	73,120	75,011
Asia & Australia	41,362	61,993	30,133
Revenue	$820,468	$910,893	$902,932

Telesat Canada

Notes to the 2020 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

5. SEGMENT INFORMATION – (continued)

For disclosure purposes, the satellites and the intangible assets have been classified based on ownership. Satellites, property and other equipment and intangible assets by geographic regions were allocated as follows:

As at December 31,	2020	2019
Canada	$624,303	$682,518
Europe, Middle East & Africa	619,959	685,562
United States	71,659	88,360
All others	2,605	2,493
Satellites, property and other equipment	$1,318,526	$1,458,933

As at December 31,	2020	2019
Canada	$718,880	$733,880
United States	38,448	39,395
Latin America & Caribbean	15,114	21,908
All others	6,748	7,608
Intangible assets	$779,190	$802,791

Other long-term assets by geographic regions were allocated as follows:

As at December 31	2020	2019
Canada	$9,470	$7,624
Europe, Middle East & Africa	452	640
Other long-term assets	$9,922	$8,264

Goodwill was not allocated to geographic regions.

Major Customers

For the year ended December 31, 2020, there were two significant customers (for the years ended December 31, 2019 and 2018 – three customers) each representing more than 10% of consolidated revenue.

Telesat Canada

Notes to the 2020 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

6. OPERATING EXPENSES

Years ended December 31,	2020	2019	2018
Compensation and employee benefits(a)	$89,882	$87,943	$98,350
Other operating expenses(b)	57,622	40,332	45,596
Cost of sales(c)	33,370	37,224	41,881
Operating expenses	$180,874	$165,499	$185,827

(a)	Compensation and employee benefits included salaries, bonuses, commissions, post-employment benefits and charges arising from share-based compensation.

(b)	Other operating expenses included general and administrative expenses, marketing expenses, in-orbit insurance expenses, professional fees and facility costs. The balance for the year ended December 31, 2020 included $1.9 million of leases not capitalized due to exemptions and variable lease payments not included in the measurement of the leases liabilities (December 31, 2019 - $1.7 million).

(c)	Cost of sales included the cost of third-party satellite capacity, the cost of equipment sales and other costs directly attributable to fulfilling the Company’s obligations under customer contracts.

7. OTHER OPERATING (LOSSES) GAINS, NET

Years ended December 31,	2020	2019	2018
Loss on disposal of assets	$(215)	$(862)	$(353)
Other	—	—	1,096
Other operating (losses) gains, net	$(215)	$(862)	$743

8. INTEREST EXPENSE

Years ended December 31,	2020	2019	2018
Interest on indebtedness	$164,253	$239,805	$231,015
Interest on derivative instruments	11,625	(13,191)	(7,105)
Interest on satellite performance incentive payments	2,930	3,536	4,134
Interest on significant financing component	22,434	25,484	27,374
Interest on employee benefit plans (Note 29)	1,169	1,339	1,488
Interest on leases	1,349	1,288	—
Capitalized interest (Note 15)	—	—	(19,120)
Interest expense	$203,760	$258,261	$237,786

Telesat Canada

Notes to the 2020 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

9. INCOME TAXES

Years ended December 31,	2020	2019	2018
Current tax expense	$77,138	$71,202	$98,841
Deferred tax recovery	(81,491)	(56,080)	(37,785)
Tax (recovery) expense	$(4,353)	$15,122	$61,056

A reconciliation of the statutory income tax rate, which is a composite of Canadian federal and provincial rates, to the effective income tax rate was as follows:

Year ended December 31,	2020	2019	2018
Income (loss) before tax	$241,225	$202,320	$(29,880)
Multiplied by the statutory income tax rates	26.46%	26.56%	26.59%
	63,828	53,736	(7,945)
Income tax recorded at rates different from the Canadian tax rate	(22,875)	(13,017)	(10,823)
Permanent differences	1,548	(6,760)	50,458
Effect on deferred tax balances due to changes in income tax rates	(885)	(2,829)	(427)
Effect of temporary differences not recognized as deferred tax assets	(43,941)	(16,681)	35,416
Previously unrecognized tax losses and credits	—	—	(6,110)
Change in estimates related to prior period(1)	(1,467)	(311)	—
Other(1)	(561)	984	487
Tax (recovery) expense	$(4,353)	$15,122	$61,056
Effective income tax rate	(1.80)%	7.47%	(204.34)%

(1)	Certain comparative figures have been reclassified to conform to the current year presentation.

Telesat Canada

Notes to the 2020 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

9. INCOME TAXES – (continued)

The tax effects of temporary differences between the carrying amounts of assets and liabilities for accounting purposes and the amounts used for tax purposes are presented below:

As at December 31,	2020	2019
Deferred tax assets
Foreign tax credits	$6,558	$5,710
Corporate interest restriction	—	11,393
Financing charges	12,004	17,152
Deferred revenue	11,127	13,071
Loss carry forwards	29,715	29,351
Employee benefits	12,438	8,282
Reserves	1,222	—
Other	2,531	2,209
Total deferred tax assets	$75,595	$87,168

As at December 31,	2020	2019
Deferred tax liabilities
Capital assets	$(149,214)	$(178,317)
Intangible assets	(158,957)	(237,269)
Unrealized foreign exchange gains	(13,405)	(7,932)
Total deferred tax liabilities	$(321,576)	$(423,518)
Deferred tax liabilities, net	$(245,981)	$(336,350)

Deferred income tax assets of $79.9 million (December 31, 2019 ‒ $12.4 million) on the balance sheet relates to Canada and Brazil tax jurisdictions (December 31, 2019 ‒ United Kingdom and Canada tax jurisdictions).

Temporary differences, tax losses and tax credits

Foreign tax credit

The Company has Canadian foreign tax credits of $9.5 million which may only be used to offset taxes payable, of which $6.5 million has been recognized. The credits are due to expire between 2023 and 2030.

The Company has United Kingdom foreign tax credits of $4.6 million which have no expiry. No deferred tax asset has been recognized in respect of these foreign tax credits.

Loss carry forwards and deductible temporary differences.

The Company has tax losses in Canada of $22.4 million which expire in 2040 for which a deferred tax asset of $5.9 million has been recognized. The Company also has $1.2 million of deductible temporary differences for which no deferred tax asset has been recognized.

The Company has tax losses in the United Kingdom of $122.5 million that can be carried forward indefinitely, subject to restrictions on their utilization. The use of the losses is limited to 50% of taxable income generated in a carry forward year. Notwithstanding, the Company will be entitled to a GBP 5 million annual allowance of unrestricted taxable income not subject to the 50% limitation. A deferred tax asset of $23.3 million has been recognized in respect of the losses. The Company also has $130.8 million of unused interest deductions in the United Kingdom that can be carried forward indefinitely. No deferred tax asset has been recognized in respect of these unused interest deductions.

Telesat Canada

Notes to the 2020 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

9. INCOME TAXES – (continued)

The Company has tax losses of $2.0 million in the United States, that can be carried forward indefinitely subject to restrictions on their utilization. The use of the losses is limited to 80% of taxable income generated in a carry forward year. No deferred tax asset has been recognized in respect of the losses.

The Company has tax losses of $1.5 million in Brazil that can be carried forward indefinitely, subject to restrictions on their utilization. The use of the losses is limited to 30% of taxable income generated in a carry forward year. As of December 31, 2020, the Company has cumulative pre-tax income for the last three years and expectation of future income in Brazil, demonstrating sufficient positive evidence to conclude that it is probable that future taxable profit will be available against which the unused tax losses can be utilized. A deferred tax asset of $0.5 million has been recognized in respect of the losses.

Investments in subsidiaries

As at December 31, 2020, the Company had temporary differences of $11.2 million associated with investments in subsidiaries for which no deferred tax liabilities have been recognized, as the Company is able to control the timing of the reversal of these temporary differences and it is not probable that these differences will reverse in the foreseeable future.

10. TRADE AND OTHER RECEIVABLES

As at December 31,	2020	2019
Trade receivables	$47,368	$53,893
Less: Allowance for doubtful accounts	(7,257)	(1,779)
Net trade receivables	40,111	52,114
Other receivables	11,817	11,948
Trade and other receivables	$51,928	$64,062

Allowance for doubtful accounts

The movement in the allowance for doubtful accounts was as follows:

Years ended December 31,	2020	2019
Allowance for doubtful accounts, beginning of year	$1,779	$5,136
Provisions for impaired receivables	6,069	604
Receivables written off	(146)	(4,899)
Impact of foreign exchange	(445)	938
Allowance for doubtful accounts, end of year	$7,257	$1,779

Telesat Canada

Notes to the 2020 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

11. OTHER CURRENT FINANCIAL ASSETS

As at December 31,	2020	2019
Security deposits	$448	$210
Other current financial assets	$448	$210

12. PREPAID EXPENSES AND OTHER CURRENT ASSETS

As at December 31,	2020	2019
Prepaid expenses	$5,942	$12,896
Income tax recoverable	3,116	26,730
Inventory(a)	5,224	3,556
Deferred charges(b)	278	307
Other	8,301	235
Prepaid expenses and other current assets	$22,861	$43,724

(a)	As at December 31, 2020, inventory consisted of $1.2 million of finished goods (December 31, 2019 — $1.4 million) and $4.1 million of work in process (December 31, 2019 — $2.2 million). During the year, $10.4 million was recognized as cost of equipment sales and recorded as an operating expense (December 31, 2019 — $7.0 million, December 31, 2018 — $17.7 million).
(b)	Deferred charges included deferred financing charges relating to the Revolving Credit Facility.

13. OTHER LONG-TERM FINANCIAL ASSETS

As at December 31,	2020	2019
Long-term receivables	$17,298	$18,932
Security deposits	5,861	5,977
Derivative assets (Note 27)	30,266	32,821
Other long-term financial assets	$53,425	$57,730

14. OTHER LONG-TERM ASSETS

As at December 31,	2020	2019
Prepaid expenses	$452	$640
Deferred charges (Note 12)	775	1,039
Income tax recoverable	8,418	6,283
Other	277	302
Other long-term assets	$9,922	$8,264

Telesat Canada

Notes to the 2020 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

15. SATELLITES, PROPERTY AND OTHER EQUIPMENT

	Satellites	Property and other equipment	Right-of-use assets(1)	Assets under construction	Total
Cost as at January 1, 2019	$3,669,570	$255,055	$—	$11,137	$3,935,762
Cumulative effect adjustment(3)	—	(474)	26,732	—	26,258
Additions	—	797	2,798	7,843	11,438
Disposals/retirements	(77,322)	(7,306)	(104)	—	(84,732)
Reclassifications and transfers from assets under construction	—	7,652	—	(7,652)	—
Impact of foreign exchange	(39,133)	(1,486)	(285)	(153)	(41,057)
Cost as at December 31, 2019	3,553,115	254,238	29,141	11,175	3,847,669
Additions(2)	—	1,635	6,813	87,444	95,892
Disposals/retirements	(93,755)	(3,285)	—	—	(97,040)
Reclassifications and transfers from assets under construction	—	4,463	—	(4,463)	—
Impact of foreign exchange	(16,028)	(1,259)	(438)	(4,402)	(22,127)
Cost as at December 31, 2020	$3,443,332	$255,792	$35,516	$89,754	$3,824,394
Accumulated depreciation and impairment as at January 1, 2019	$(2,072,796)	$(159,927)	$—	$—	$(2,232,723)
Cumulative effect adjustment(3)	—	92	—	—	92
Depreciation	(225,675)	(14,890)	(2,401)	—	(242,966)
Disposals/retirements	77,322	6,379	—	—	83,701
Impact of foreign exchange	2,328	798	34	—	3,160
Accumulated depreciation and impairment as at December 31, 2019	(2,218,821)	(167,548)	(2,367)	—	(2,388,736)
Depreciation	(200,041)	(13,644)	(3,200)	—	(216,885)
Disposals/retirements	93,755	3,007	—	—	96,762
Impact of foreign exchange	2,178	705	108	—	2,991
Accumulated depreciation and impairment as at December 31, 2020	$(2,322,929)	$(177,480)	$(5,459)	$—	$(2,505,868)
Net carrying values
As at December 31, 2019	$1,334,294	$86,690	$26,774	$11,175	$1,458,933
As at December 31, 2020	$1,120,403	$78,312	$30,057	$89,754	$1,318,526

(1)	Right-of-use assets consisted primarily of property leases.

(2)	Additions for assets under construction are net of a reduction related to the government grant of $8.0 million.

(3)	Relates to the recognition of the right-of-use assets in connection with the implementation of IFRS 16, Leases as at January 1, 2019.

Telesat Canada

Notes to the 2020 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

15. SATELLITES, PROPERTY AND OTHER EQUIPMENT – (continued)

Certain leases which were signed were not capitalized as at December 31, 2020. Based upon the assessed lease term, the expected undiscounted cash flows totaled $10.3 million (December 31, 2019 – $10.8 million).

Substantially all of the Company’s satellites, property and other equipment have been pledged as security as a requirement of the Company’s Senior Secured Credit Facilities and Senior Secured Notes as at December 31, 2020 (Note 23).

Borrowing costs

For the year ended December 31, 2020 and 2019 there were no borrowing costs capitalized.

For the year ended December 31, 2018, borrowing costs of $19.1 million were capitalized with 7% as the average capitalization rate. Borrowing costs of $0.4 million were capitalized to intangible assets with the remaining balance capitalized to satellites, property and other equipment.

Impairment

No impairment was recognized for the years ended December 31, 2020, 2019 and 2018.

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

Telesat Canada

Notes to the 2020 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

16. INTANGIBLE ASSETS

The intangible assets are split between assets with finite and indefinite lives.

The indefinite life intangible assets are summarized below.

	Orbital slots	Trade name	Intellectual property	Total indefinite life intangible assets
Cost as at January 1, 2019	$609,995	$17,000	$47,049	$674,044
Additions(1)	—	—	20,137	20,137
Disposals/retirements	—	—	—	—
Impact of foreign exchange	(1,974)	—	(1,364)	(3,338)
Cost as at December 31, 2019 and January 1, 2020	608,021	17,000	65,822	690,843
Additions	—	—	5	5
Disposals/retirements	—	—	(229)	(229)
Impact of foreign exchange	(808)	—	(757)	(1,565)
Cost as at December 31, 2020	$607,213	$17,000	$64,841	$689,054
Accumulated impairment as at January 1, 2019	$(1,100)	$—	$—	$(1,100)
Impairment	—	—	—	—
Accumulated impairment as at December 31, 2019 and January 1, 2020	(1,100)	—	—	(1,100)
Impairment	—	—	—	—
Accumulated impairment as at December 31, 2020	$(1,100)	$—	$—	$(1,100)
Net carrying values
As at December 31, 2019	$606,921	$17,000	$65,822	$689,743
As at December 31, 2020	$606,113	$17,000	$64,841	$687,954

(1)	Additions for intellectual property for 2019 are net of a reduction related to the government grant of $3.3 million.

Telesat Canada

Notes to the 2020 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

16. INTANGIBLE ASSETS – (continued)

The finite life intangible assets are summarized below.

	Revenue backlog	Customer relationships	Customer contracts	Transponder rights	Concession rights	Other	Total finite life intangible assets
Cost as at January 1, 2019	$235,955	$198,727	$23,142	$16,718	$32,874	$59	$507,475
Additions	—	—	—	—	162	—	162
Disposals/retirements	(11,051)	—	(10,284)	—	(290)	—	(21,625)
Impact of foreign exchange	(1,240)	(251)	—	—	(2,598)	—	(4,089)
Cost as at December 31, 2019 and January 1, 2020	223,664	198,476	12,858	16,718	30,148	59	481,923
Additions	—	—	—	—	24	—	24
Disposals/retirements	—	(3,943)	(240)	—	—	—	(4,183)
Impact of foreign exchange	—	12	—	—	(7,258)	—	(7,246)
Cost as at December 31, 2020	$223,664	$194,545	$12,618	$16,718	$22,914	$59	$470,518
Accumulated amortization and impairment as at January 1, 2019	$(207,770)	$(130,564)	$(12,116)	$(11,866)	$(6,912)	$(37)	$(369,265)
Amortization	(7,291)	(7,495)	(5,119)	(1,078)	(2,291)	(3)	(23,277)
Disposals/retirements	11,051	—	10,284	—	234	—	21,569
Impact of foreign exchange	1,227	142	—	—	729	—	2,098
Accumulated amortization and impairment as at December 31, 2019 and January 1, 2020	(202,783)	(137,917)	(6,951)	(12,944)	(8,240)	(40)	(368,875)
Amortization	(6,198)	(6,847)	(834)	(1,078)	(2,235)	(3)	(17,195)
Disposals/retirements	—	3,943	240	—	—	—	4,183
Impact of foreign exchange	—	(70)	—	—	2,675	—	2,605
Accumulated amortization and impairment as at December 31, 2020	$(208,981)	$(140,891)	$(7,545)	$(14,022)	$(7,800)	$(43)	$(379,282)
Net carrying values
As at December 31, 2019	$20,881	$60,559	$5,907	$3,774	$21,908	$19	$113,048
As at December 31, 2020	$14,683	$53,654	$5,073	$2,696	$15,114	$16	$91,236

Telesat Canada

Notes to the 2020 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

16. INTANGIBLE ASSETS – (continued)

The total combined indefinite and finite life intangible assets are summarized below.

	As at December 31, 2020			As at December 31, 2019
	Cost	Accumulated amortization and impairment	Net carrying value	Cost	Accumulated amortization and impairment	Net carrying value
Indefinite life intangibles	$689,054	$(1,100)	$687,954	$690,843	$(1,100)	$689,743
Finite life intangibles	470,518	(379,282)	91,236	481,923	(368,875)	113,048
Total intangibles	$1,159,572	$(380,382)	$779,190	$1,172,766	$(369,975)	$802,791

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

The Company’s intellectual property relates to development relating to its planned Telesat Lightspeed Constellation. It has been assigned an indefinite life because of anticipated ongoing future use.

The following are the remaining useful lives of the intangible assets:

Years
Revenue backlog	4
Customer relationships	6 to 8
Customer contracts	6
Transponder rights	2
Concession rights	2 to 11
Patent	5

All of the Company’s intangible assets, excluding the intangible assets held in an unrestricted subsidiary, have been pledged as security as a requirement of the Company’s Senior Secured Credit Facilities and 4.875% Senior Secured Notes (Note 23).

Telesat Canada

Notes to the 2020 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

16. INTANGIBLE ASSETS – (continued)

Impairment

Finite life intangible assets are assessed for impairment at the Company’s CGU level. With the exception of trade name, which is tested for impairment at the asset level, the indefinite life intangible assets are tested for impairment at the individual CGU level. The annual impairment tests for these assets were performed in the fourth quarters of 2020, 2019 and 2018 in accordance with the policy described in Note 3.

No impairment loss was recognized in the years ended December 31, 2020, 2019 and 2018.

In 2020, the recoverable amount, for indefinite life intangible assets using the income approach, for both the value in use and fair value less cost of disposal, were calculated using discount rates ranging from 8.0% to 15.0%.

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

Impairment

Goodwill is tested for impairment at the entity level because that represents the lowest level at which goodwill supports the Company’s operations and is monitored internally. The annual impairment test on goodwill was performed in the fourth quarters of 2020, 2019, and 2018 in accordance with the policy described in Note 3.

 In 2020 and 2019, a quantitative assessment of goodwill was performed. The Company’s recoverable amount exceeded the carrying value therefore, no impairment was recognized.

The most significant assumptions used in the quantitative impairment test for 2020 and 2019 were as follows:

●	Market multiples;

●	Discount rate; and

●	Terminal year growth rate.

Telesat Canada

Notes to the 2020 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

17. GOODWILL – (continued)

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

18. TRADE AND OTHER PAYABLES

As at December 31,	2020	2019
Trade payables	$5,393	$4,561
Other payables and accrued liabilities(a)	24,698	21,686
Trade and other payables	$30,091	$26,247

(a)	Other payables and accrued liabilities included payables that are not trade in nature as well as various operating and capital accruals.

19. OTHER CURRENT FINANCIAL LIABILITIES

As at December 31,	2020	2019
Derivative liabilities (Note 27)	$12,581	$3,206
Security deposits	1,141	1,277
Satellite performance incentive payments	7,996	9,608
Interest payable(a)	12,046	20,563
Other	2,116	3,627
Other current financial liabilities	$35,880	$38,281

(a)	Interest payable included interest payable on indebtedness, satellite performance incentive payments, and other current financial liabilities.

20. OTHER CURRENT LIABILITIES

As at December 31,	2020	2019
Deferred revenue (Note 22)	$81,759	$65,704
Decommissioning liabilities (Note 22)	790	826
Uncertain tax positions	1,315	1,315
Income taxes payable	7,326	118
Lease liabilities	2,131	1,866
Other	2,834	2,486
Other current liabilities	$96,155	$72,315

Telesat Canada

Notes to the 2020 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

21. OTHER LONG-TERM FINANCIAL LIABILITIES

As at December 31,	2020	2019
Derivative liabilities (Note 27)	$5,448	$4,710
Security deposits	473	458
Satellite performance incentive payments	29,578	37,343
Other long-term financial liabilities	$35,499	$42,511

22. OTHER LONG-TERM LIABILITIES

As at December 31,	2020	2019
Deferred revenue(b)	$332,363	$374,642
Accrued benefit liabilities (Note 29)	47,984	32,074
Uncertain tax positions	175	175
Decommissioning liabilities(a)	3,145	2,104
Lease liabilities(c)	26,920	26,716
Other long-term liabilities	$410,587	$435,711

(a)

The current and long-term decommissioning liabilities on property and equipment were $3.9 million (December 31, 2019 — $2.9 million). The decommissioning liabilities are for the restoration of leased buildings and teleports. During the year ended December 31, 2020, $0.1 million was recorded as interest expense (December 31, 2019 - $0.1 million) with no decommissioning liabilities derecognized (December 31, 2019 - $0.2 million). It is expected that the decommissioning liabilities will mature between 2021 and 2062.

(b)	Remaining performance obligations, which the Company also refers to as contract revenue backlog (“backlog”) represents the expected future revenue under existing customer contracts, includes both cancellable and non-cancellable contracts, and any deferred revenue that will be recognized in the future in respect to cash already received. The Company does not include revenue beyond the stated expiration of the contract regardless of potential for renewal.

The Company expects the backlog as at December 31, 2020 to be recognized as follows (in millions of Canadian dollars):

2021	2022	2023	2024	2025	Thereafter	Total
$642	$518	$435	$305	$217	$569	$2,686

(c)	The expected undiscounted contractual cash flows of the lease liabilities as at December 31, 2020 were as follows:

2021	2022	2023	2024	2025	Thereafter	Total
$3,388	$3,032	$2,981	$2,795	$2,518	$27,840	$42,554

The undiscounted contractual cash flows included $13.3 million of interest payments

Telesat Canada

Notes to the 2020 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

23. INDEBTEDNESS

As at December 31,	2020	2019
Senior Secured Credit Facilities(a)
Revolving Credit Facility	$—	$—
Term Loan B – U.S. Facility (December 31, 2020 – US$1,552,815, December 31, 2019 – US$1,908,500)	1,975,957	2,479,142
Senior Notes (US$550,000)(b)	699,875	714,450
Senior Secured Notes (US$400,000)(c)	509,000	519,600
	3,184,832	3,713,192
Less: deferred financing costs and prepayment options(d)	2,320	(393)
	3,187,152	3,712,799
Less: current indebtedness	—	(24,408)
Long-term indebtedness	$3,187,152	$3,688,391

On October 11, 2019, Telesat Canada issued, through a private placement, US$550 million of Senior Notes at an interest rate of 6.5%, which mature in October 2027. Debt issue costs of $7.4 million were incurred in connection with the issuance of the Senior Notes. The Senior Notes are structurally subordinated to Telesat Canada’s existing and future secured indebtedness, including obligations under its Senior Secured Credit Facilities and Senior Secured Notes. The Senior Notes are governed by the 6.5% Senior Notes Indenture. With the proceeds from the 6.5% Senior Notes offering, along with available cash on hand, all outstanding amounts, including redemption premium and discounted interest to November 15, 2019, were repaid on October 11, 2019, on the US$500 million 8.875% Senior Notes.

On December 6, 2019, Telesat Canada entered into a new amended and restated Credit Agreement with a syndicate of banks which provides for the extension of credit under the Senior Secured Credit Facilities of US$1,908.5 million and revolving credit borrowings up to US$200.0 million (or Canadian dollar equivalent). The term loan facility matures in December 2026 while the revolving credit facility matures in December 2024. Debt issue costs of $16.0 million were incurred in connection with this amendment, inclusive of $1.3 million relating to the revolving credit facility. All obligations under the Credit Agreement are guaranteed by the Company and certain of Telesat Canada’s existing subsidiaries (“Guarantors”). The obligations under the Credit Agreement and the guarantees of those obligations are secured, subject to certain exceptions, by first priority liens and security interest in the assets of Telesat Canada and the Guarantors. If the Revolving Credit Facility is drawn by more than 35% of the Credit Facility amount, the Credit Agreement requires Telesat Canada to comply with a first lien net leverage ratio of 5.75:1.00, tested quarterly, and failure to comply will result in an event of default. The Credit Agreement contains total leverage ratio covenants that restrict, with certain exceptions, the ability of Telesat Canada and the Guarantors to take specified actions, including, among other things and subject to certain significant exceptions: creating liens, incurring indebtedness, making investments, engaging in mergers, selling property, paying dividends, entering into sale-leaseback transactions, creating subsidiaries, repaying subordinated debt or amending organizational documents. As at December 31, 2020, the leverage ratio was 4.44:1.00, which is less than the maximum test ratio of 4.50:1.00 (December 31, 2019 – 4.63:1.00, which was more than the maximum test ratio of 4.50:1.00).

Telesat Canada

Notes to the 2020 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

23. INDEBTEDNESS – (continued)

On December 6, 2019, Telesat Canada issued, through private placement, US$400 million of Senior Secured Notes, at an interest rate of 4.875%, which mature in June 2027. Debt issue costs of $6.6 million were incurred in connection with the issuance of the Senior Secured Notes. The Senior Secured Notes are guaranteed by the Company and certain Guarantors. The Senior Secured Notes are governed by the 4.875% Senior Secured Notes Indenture. The obligations under the Senior Secured Notes Indenture are secured, subject to certain exceptions, by first priority liens and security interest in the assets of Telesat Canada and the Guarantors. The Senior Secured Notes include covenants or terms that restricts the Company’s ability to, among other things: (i) incur or guarantee additional indebtedness, or issue disqualified stock or preferred shares, (ii) incur liens, (iii) pay dividends, or make certain restricted payments or investments, (iv) enter into certain transactions with affiliates, (v) modify or cancel satellite insurance, (vi) consolidate, merge, sell or otherwise dispose of substantially all assets, (vii) create restrictions on the ability to pay dividends, make loans, and sell assets, and (viii) designate subsidiaries as unrestricted subsidiaries.

The former senior secured credit facilities was fully repaid on December 6, 2019 from the new amended and restated Credit Agreement in the amount of US$1,908.5 million and the US$400 million 4.875% Senior Secured Notes.

In December 2020, the Company made a US$341.4 million prepayment on the Term Loan B – U.S. Facility. The prepayment was applied to all mandatory future quarterly principal repayments, with the remaining balance of the prepayment being applied towards the principal amount outstanding on maturity. The prepayment resulted in the recognition of a loss of $2.3 million, which was recorded against interest and other income and indebtedness. The loss recorded against the indebtedness is subsequently amortized to interest expense using the effective interest method.

(a)	The Senior Secured Credit Facilities, which were entered into on December 6, 2019, are secured by substantially all of Telesat’s assets. The Credit Agreement requires Telesat Canada and the Guarantors to comply with a First Lien Net Leverage Ratio if the Revolving Credit Facility is drawn by more than 35% of the Credit Facility amount. As at December 31, 2020 and 2019, Telesat was in compliance with this covenant.

The Senior Secured Credit Facilities, have two tranches which are described below:

(i)	A Revolving Credit Facility (“Revolving Facility”) of up to $200.0 million U.S. dollars (or Canadian dollar equivalent) is available to Telesat maturing in December 2024. This Revolving Facility is available to be drawn at any time in U.S. funds or Canadian dollar equivalent funds. Loans under the Revolving Facility bear interest at a floating interest rate. For Canadian Prime Rate and Alternative Base Rate (“ABR”) loans, an applicable margin ranging from 0.75% to 1.25% is applied to the Prime Rate and ABR as these interest rates are defined in the Senior Credit Facilities. For Bankers Acceptance (“BA”) Loans and Eurodollar Loans, an applicable margin ranging from 1.75% to 2.25% is applied to either the BA interest rate or LIBOR. The rates on the Revolving Facility vary depending upon the results of the first lien leverage ratio. The Revolving Facility has an unused commitment fee that ranges from 25.0 to 37.5 basis points per annum, depending upon the result of the total leverage ratio. As at December 31, 2020, other than $0.2 million (December 31, 2019 - $0.1 million) in drawings related to letters of credit, there were no borrowings under this facility.

Telesat Canada

Notes to the 2020 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

23. INDEBTEDNESS – (continued)

(ii)	The U.S. TLB Facility is a US$1,908.5 million facility maturing in December 2026. The borrowings under the U.S. TLB Facility bear interest at a floating rate of either: (i) LIBOR as periodically determined for interest rate periods selected by Telesat in accordance with the terms of the Senior Secured Credit Facilities, plus an applicable margin of 2.75%; or (ii) Alternative Base Rate as determined in accordance with the terms of the Senior Secured Credit Facilities plus an applicable margin of 1.75%. The mandatory principal repayment is equal to 0.25% of the original aggregate principal amount, payable on the last day of each quarter, commencing on March 31, 2020. As a result of the prepayment made in December 2020, mandatory quarterly principal repayments will no longer be required. The weighted average effective interest rate for the year ended December 31, 2020 was 3.63% (25-day period ended December 31, 2019 – 4.73%).

(b)	The Senior Notes bear interest at an annual rate of 6.5% with interest payments payable in April and October, annually, commencing in April 2020. The Senior Notes are due in October 2027 and were entered into on October 11, 2019. The total balance of the Senior Notes is US$550.0 million. The Senior Notes include covenants or terms that restrict the Company’s ability to, among other things: (i) incur or guarantee additional indebtedness, or issue disqualified stock or preferred shares, (ii) incur liens, (iii) pay dividends, or make certain restricted payments or investments, (iv) enter into certain transactions with affiliates, (v) modify or cancel satellite insurance, (vi) consolidate, merge, sell or otherwise dispose of substantially all assets, (vii) create restrictions on the ability to pay dividends, make loans, and sell assets, and (viii) designate subsidiaries as unrestricted subsidiaries. The weighted average effective interest rate for the year ended December 31, 2020 was 6.27% (81-day period ended December 31, 2019 - 6.27%).

(c)	The Senior Secured Notes bear interest at an annual rate of 4.875% with interest payable on June 1 and December 1, annually, commencing in June 2020. The Senior Secured Notes are due in June 2027 and were entered into on December 6, 2019. The total balance of the Senior Secured Notes is US$400.0 million. The Senior Secured Notes are secured, subject to certain exceptions, by the assets of Telesat Canada and the Guarantors. The Senior Secured Notes include covenants or terms that restrict the Company’s ability to, among other things: (i) incur or guarantee additional indebtedness, or issue disqualified stock or preferred shares, (ii) incur liens, (iii) pay dividends, or make certain restricted payments or investments, (iv) enter into certain transactions with affiliates, (v) modify or cancel satellite insurance, (vi) consolidate, merge, sell or otherwise dispose of substantially all assets, (vii) create restrictions on the ability to pay dividends, make loans, and sell assets, and (viii) designate subsidiaries as unrestricted subsidiaries. The weighted average effective interest rate for the year ended December 31, 2020 was 4.76% (25-day period ended December 31, 2019 - 4.76%).

Telesat Canada

Notes to the 2020 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

23. INDEBTEDNESS – (continued)

(d)	The Senior Secured Credit Facilities, Senior Notes and Senior Secured Notes included the following deferred financing costs and prepayment options:

(i)	The U.S. TLB Facility, Senior Notes and Senior Secured Notes were presented on the balance sheet net of related deferred financing costs of $24.9 million as at December 31, 2020 (December 31, 2019 - $28.3 million). The deferred financing costs are amortized using the effective interest method.

(ii)	The U.S. TLB Facility was presented on the balance sheet net of the loss on repayment of $2.3 million as at December 31, 2020 (December 31, 2019 - $Nil).

(iii)	The indenture agreement for the Senior Notes contained provisions for certain prepayment options (Note 27) which were fair valued at the time of debt issuance. The initial fair value impact, as at October 11, 2019, of the prepayment option related to the Senior Notes was a $17.8 million increase to the indebtedness. This liability is subsequently amortized using the effective interest method and had a carrying amount of $15.7 million as at December 31, 2020 (December 31, 2019 - $17.4 million).

(iv)	The indenture agreement for the Senior Secured Notes contained provisions for certain prepayment options (Note 27) which were fair valued at the time of debt issuance. The initial fair value impact, as at December 6, 2019, of the prepayment option related to the Senior Secured Notes was a $10.6 million increase to the indebtedness. This liability is subsequently amortized using the effective interest method and had a carrying amount of $9.3 million as at December 31, 2020 (December 31, 2019 - $10.5 million).

The short-term and long-term portions of deferred financing costs, prepayment options and loss on repayment were as follows:

As at December 31,	2020	2019
Short-term deferred financing costs	$—	$3,385
Long-term deferred financing costs	24,888	24,934
	$24,888	$28,319
Short-term prepayment options	$—	$(3,001)
Long-term prepayment options	(24,925)	(24,925)
	$(24,925)	$(27,926)
Short-term loss on repayment	$—	$—
Long-term loss on repayment	(2,283)	—
	$(2,283)	$—
Deferred financing costs, prepayment options and loss on repayment	$(2,320)	$393

Telesat Canada

Notes to the 2020 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

24. SHARE CAPITAL

The number of shares and stated value of the outstanding shares were as follows:

	2020		2019
As at December 31,	Number of shares	Stated value	Number of shares	Stated value
Common Shares	74,252,460	$26,580	74,252,460	$26,580
Voting Participating Preferred Shares	7,034,444	48,246	7,034,444	48,246
Non-Voting Participating Preferred Shares	38,508,117	80,862	38,477,137	80,059
Director Voting Preferred Shares	1,000	10	1,000	10
Share capital		$155,698		$154,895

In November 2020, December 2019 and February 2019 dividends were declared and paid on the Director Voting Preferred Shares.

In June 2018, 95,363 stock appreciation rights (“SARS”) were exercised for 39,488 Non-Voting Participating Preferred Shares, on a net settlement basis.

In January 2019, 40,269 SARS were exercised for 14,846 Non-Voting Participating Preferred Shares, on a net settlement basis.

In December 2019, 66,667 restricted share units (“RSUs”) were settled in exchange for 30,980 Non-Voting Participating Preferred Shares, on a net settlement basis.

In December 2020, 66,667 RSUs were settled in exchange for 30,980 Non-Voting Participating Preferred Shares, on a net settlement basis.

There were no changes to the rights, privileges or conditions associated to each class of shares.

The authorized share capital of the Company is comprised of: (i) an unlimited number of Common Shares, Voting Participating Preferred Shares, Non-Voting Participating Preferred Shares, Redeemable Common Shares, and Redeemable Non-Voting Participating Preferred Shares, (ii) 1,000 Director Voting Preferred Shares, and (iii) 325,000 Senior Preferred Shares. None of the Redeemable Common Shares, Redeemable Non-Voting Participating Preferred Shares or Senior Preferred Shares have been issued as at December 31, 2020 or 2019. The Company’s share-based compensation plans have authorized the grant of up to 17,495,233 options to purchase Non-Voting Participating Preferred Shares combined with authorizing 200,000 restricted share units expected to be settled in Non-Voting Participating Preferred Shares (Note 28).

Telesat Canada

Notes to the 2020 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

24. SHARE CAPITAL – (continued)

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

Telesat Canada

Notes to the 2020 Consolidated Financial Statements
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

25. GOVERNMENT GRANT

In May 2019, Telesat entered into an agreement for a non-refundable government contribution of a value up to $85 million to July 31, 2023 relating to the Telesat Lightspeed Constellation.

For the year ended December 31, 2020, the Company recorded $12.0 million relating to the agreement (December 31, 2019 - $5.0 million).

Telesat Canada

Notes to the 2020 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

26. CAPITAL DISCLOSURES

Telesat is a privately held company. The Company’s financial strategy is designed to maintain compliance with the financial covenant under its Senior Secured Credit Facilities (Note 23), and to maximize returns to its shareholders and other stakeholders. The Company meets these objectives through regular monitoring of the financial covenant and operating results on a quarterly basis. The Company’s overall financial strategy remains unchanged from 2019.

The Company defines its capital as shareholders’ equity (comprising issued share capital, accumulated earnings and excluding reserves) and debt financing (comprising indebtedness and excluding deferred financing costs and prepayment options and loss on repayment as defined in Note 23).

The Company’s capital at the end of the year was as follows:

As at December 31,	2020	2019
Shareholders’ equity (excluding reserves)	$1,422,212	$1,185,950
Debt financing (excluding deferred financing costs, prepayment options and loss on repayment (December 31, 2019 - deferred financing costs and prepayment options))	$3,184,832	$3,713,192

If the Revolving Facility is drawn by more than 35% of the credit facility amount, the Senior Secured Credit Facilities require Telesat Canada to comply with a first lien net leverage ratio test. As at December 31, 2020, the first lien net leverage ratio was 3.43:1.00 (December 31, 2019 – 3.72:1.00), which was less than the maximum test ratio of 5.75:1.00. If the Revolving Facility is drawn, the former senior secured credit facilities required Telesat Canada to comply with a first lien net leverage ratio test.

The Company’s operating results are tracked against budget on a regular basis, and this analysis is reviewed by senior management. The Company partly manages its interest rate risk due to variable interest rate debt through the use of interest rate swaps (Note 27).

Telesat Canada

Notes to the 2020 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

27. FINANCIAL INSTRUMENTS

Measurement of Risks

The Company, through its financial assets and liabilities, is exposed to various risks. The following analysis provides a measurement of risks as at December 31, 2020.

Credit risk

Credit risk is the risk that a counterparty to a financial asset will default, resulting in the Company incurring a financial loss. As at December 31, 2020, the maximum exposure to credit risk is equal to the carrying value of the financial assets which totaled $924.2 million (December 31, 2019 — $1,149.2 million).

Cash and cash equivalents are invested with high quality investment grade financial institutions and are governed by the Company’s corporate investment policy, which aims to reduce credit risk by restricting investments to high-grade, mainly U.S. dollar and Canadian dollar denominated investments.

The Company has credit evaluation, approval and monitoring processes intended to mitigate potential credit risks related to trade accounts receivable. The Company’s standard payment terms are 30 days with interest typically charged on balances remaining unpaid at the end of standard payment terms. The Company’s historical experience with customer defaults has been minimal. As at December 31, 2020, North American and International customers made up 50% and 50% of the outstanding trade receivable balance, respectively (December 31, 2019 — 50% and 50%, respectively). Anticipated bad debt losses have been provided for in the allowance for doubtful accounts. The allowance for doubtful accounts as at December 31, 2020 was $7.3 million (December 31, 2019 — $1.8 million).

The Company mitigates the credit risk associated with derivative instruments by entering into them with only high quality financial institutions.

Foreign exchange risk

The Company’s operating results are subject to fluctuations as a result of exchange rate variations to the extent that transactions are made in currencies other than Canadian dollars. The Company’s main currency exposures lie in its U.S. dollar denominated cash and cash equivalents, trade and other receivables, trade and other payables and indebtedness with the most significant impact being on the U.S. dollar denominated indebtedness. As at December 31, 2020 and 2019, the entire indebtedness was denominated in U.S. dollars, with the Canadian dollar equivalent of the U.S. dollar denominated indebtedness equaling $3,184.8 million and $3,713.2 million, respectively, before netting of deferred financing costs, prepayment options and loss on repayment (December 31, 2019 - before netting of deferred financing costs and prepayment option).

As at December 31, 2020, the impact of a 5 percent increase (decrease) in the value of the Canadian dollar against the U.S. dollar on financial assets and liabilities would have decreased (increased) net income by $158.5 million (December 31, 2019 — $172.9 million) and increased (decreased) other comprehensive income by $35.6 million (December 31, 2019 — $30.9 million). This analysis assumes that all other variables, in particular interest rates, remain constant.

Telesat Canada

Notes to the 2020 Consolidated Financial Statements
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

In October 2017, the Company entered into four interest rate swaps to hedge the interest rate risk associated with the variable interest rate on $1,800.0 million of the U.S. denominated Term Loan B at fixed interest rates, excluding applicable margins, ranging from 1.72% to 2.04%. As at December 31, 2020, two interest rate swaps of US$450 million each, with expiration terms of September 2021 and September 2022, were outstanding to hedge the interest rate risk associated with the variable interest rate on the U.S. denominated Term Loan B at fixed interest rates, excluding applicable margins, of 1.95% and 2.04%.

If the interest rates on the variable rate indebtedness change by 0.25%, the result would be an increase or decrease to net income of $4.1 million for the year ended December 31, 2020 (December 31, 2019 — $2.0 million).

Liquidity risk

The Company maintains credit facilities to ensure it has sufficient funds available to meet current and foreseeable financial requirements.

The contractual maturities of financial liabilities as at December 31, 2020 were as follows:

	Carrying amount	Contractual cash flows (undiscounted)	2021	2022	2023	2024	2025	Thereafter
Trade and other payables	$30,091	$30,091	$30,091	$—	$—	$—	$—	$—
Customer and other deposits	1,614	1,614	1,270	17	83	17	83	144
Satellite performance incentive payments	37,948	47,296	9,316	8,360	7,518	5,918	3,133	13,051
Other financial liabilities	2,116	2,116	2,116	—	—	—	—	—
Interest rate swaps	18,029	18,330	12,709	5,621	—	—	—	—
Indebtedness(1)	3,196,504	4,013,282	129,552	129,359	129,358	129,453	128,404	3,367,156
	$3,286,302	$4,112,729	$185,054	$143,357	$136,959	$135,388	$131,620	$3,380,351

(1)	Indebtedness excludes deferred financing costs, prepayment options and loss on repayment.

The interest payable and interest payments included in the carrying value and contractual cash flows, respectively, in the above table, were as follows:

	Interest payable	Interest payments
Satellite performance incentive payments	$374	$9,558
Indebtedness	$11,672	$828,450

Telesat Canada

Notes to the 2020 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

27. FINANCIAL INSTRUMENTS – (continued)

Financial assets and liabilities recorded on the balance sheets and the fair value hierarchy levels used to calculate those values were as follows:

As at December 31, 2020	FVTPL	Amortized cost	Total	Fair value	Fair value hierarchy
Cash and cash equivalents	$—	$818,378	$818,378	$818,378	Level 1
Trade and other receivables	—	51,928	51,928	51,928	(3)
Other current financial assets	—	448	448	448	Level 1
Other long-term financial assets(1)	30,266	23,159	53,425	53,425	Level 1, Level 2
Trade and other payables	—	(30,091)	(30,091)	(30,091)	(3)
Other current financial liabilities	(12,581)	(23,299)	(35,880)	(37,921)	Level 2
Other long-term financial liabilities	(5,448)	(30,051)	(35,499)	(36,357)	Level 2
Indebtedness(2)	—	(3,184,832)	(3,184,832)	(3,214,543)	Level 2
	$12,237	$(2,374,360)	$(2,362,123)	$(2,394,733)

As at December 31, 2019	FVTPL	Amortized cost	Total	Fair value	Fair value hierarchy
Cash and cash equivalents	$—	$1,027,222	$1,027,222	$1,027,222	Level 1
Trade and other receivables	—	64,062	64,062	64,062	(3)
Other current financial assets	—	210	210	210	Level 1
Other long-term financial assets(1)	32,821	24,909	57,730	57,730	Level 1, Level 2
Trade and other payables	—	(26,247)	(26,247)	(26,247)	(3)
Other current financial liabilities	(3,206)	(35,075)	(38,281)	(40,748)	Level 2
Other long-term financial liabilities	(4,710)	(37,801)	(42,511)	(42,493)	Level 2
Indebtedness(2)	—	(3,713,192)	(3,713,192)	(3,760,656)	Level 2
	$24,905	$(2,695,912)	$(2,671,007)	$(2,720,920)

(1)	Other long-term financial assets classified as fair value through profit or loss were calculated using level 2 of the fair value hierarchy. All other balances were calculated using level 1 of the fair value hierarchy.
(2)	Indebtedness excludes deferred financing costs, prepayment options and loss on repayment (December 31, 2019 – deferred financing costs and prepayment option).
(3)	Trade and other receivables and trade and other payables approximate fair value due to the short-term maturity of these instruments.

Telesat Canada

Notes to the 2020 Consolidated Financial Statements
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

The carrying amounts of cash and cash equivalents, trade and other receivables, and trade and other payables approximate fair value due to the short-term maturity of these instruments. As at December 31, 2020, cash and cash equivalents included $130.4 million (December 31, 2019 — $484.7 million) of short-term investments.

The fair value of the satellite performance incentive payments, included in other current and long-term financial liabilities, was determined using a discounted cash flow methodology. The calculation is performed on a recurring basis. As at December 31, 2020 and 2019, the discount rate used was 4.4% and 5.2%, respectively.

Telesat Canada

Notes to the 2020 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

27. FINANCIAL INSTRUMENTS – (continued)

The fair value of the indebtedness was based on transactions and quotations from third parties considering market interest rates and excluding deferred financing costs, prepayment options and loss on repayment (December 31, 2019 – deferred financing costs and prepayment options). The calculation of the fair value of the indebtedness is performed on a recurring basis. The rates used were as follows:

As at December 31,	2020	2019
Term Loan B – U.S. Facility – Senior Secured Credit Facilities	98.88%	100.25%
Senior Notes	104.76%	104.25%
Senior Secured Notes	103.64%	102.10%

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

The discount rates used to discount cash flows as at December 31, 2020 ranged from 0.08% to 0.54% (December 31, 2019 — 1.45% to 1.91%).

The fair value of the derivative assets and liabilities was calculated based on the level 2 of the fair value hierarchy. The current and long-term portions of the fair value of the Company’s derivative assets and liabilities, as at each balance sheet date, were as follows:

As at December 31, 2020	Other long-term financial assets	Other current financial liabilities	Other long-term financial liabilities	Total
Interest rate swaps	$—	$(12,581)	$(5,448)	$(18,029)
Prepayment options	30,266	—	—	30,266
	$30,266	$(12,581)	$(5,448)	$12,237

Telesat Canada

Notes to the 2020 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

27. FINANCIAL INSTRUMENTS – (continued)

As at December 31, 2019	Other long-term financial assets	Other current financial liabilities	Other long-term financial liabilities	Total
Interest rate swaps	$—	$(3,206)	$(4,710)	$(7,916)
Prepayment options	32,821	—	—	32,821
	$32,821	$(3,206)	$(4,710)	$24,905

The reconciliation of the fair value of derivative assets and liabilities was as follows:

Fair value, December 31, 2018 and January 1, 2019	$46,795
Derivatives recognized at inception
Prepayment option – Senior Notes	17,829
Prepayment option – Senior Secured Notes	10,562
Unrealized gains (losses) on derivatives
Interest rate floor	5,368
Prepayment options	(12,391)
Interest rate swaps	(42,649)
Impact of foreign exchange	(609)
Fair value, December 31, 2019	24,905
Unrealized losses on derivatives
Prepayment options	(2,308)
Interest rate swaps	(10,807)
Impact of foreign exchange	447
Fair value, December 31, 2020	$12,237

Telesat Canada

Notes to the 2020 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

28. SHARE-BASED COMPENSATION PLANS

Telesat Canada Stock Incentive Plans

In September 2008 and April 2013, Telesat adopted share-based compensation plans (the “stock incentive plans”) for certain key employees of the Company and its subsidiaries. The stock incentive plans provide for the grant of up to 17,505,045 options, to purchase Non-Voting Participating Preferred Shares of Telesat Canada, convertible into Common Shares as detailed in the table below.

Year authorized	Quantity
2008	8,824,646
2013	4,036,729
2015	62,404
2017	350,000
2018	3,280,000
2019	500,000
2020	451,266

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

Telesat Canada

Notes to the 2020 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

28. SHARE-BASED COMPENSATION PLANS – (continued)

The Company expenses the fair value of stock options that are expected to vest over the vesting period using the Black-Scholes option pricing model. The share-based compensation expense is included in operating expenses.

The change in number of stock options outstanding and their weighted average exercise price were as follows:

	Time vesting option plans		Performance vesting option plans
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at December 31, 2018 and January 1, 2019	7,102,864	$25.56	432,102	$11.07
Granted	522,372		—
Forfeited	(62,499)		—
Exercised (Note 24)	(18,120)		(22,149)
Expired	—		—
Outstanding at December 31, 2019 and January 1, 2020	7,544,617	$25.63	409,953	$11.07
Granted	650,000		—
Forfeited	(246,049)		(3,691)
Exercised	—		—
Expired	—		—
Outstanding at December 31, 2020	7,948,568	$25.83	406,262	$11.07

The movement in the number of restricted share units outstanding was as follows:

Outstanding, January 1, 2019	200,000
Settled	(66,667)
Outstanding, December 31, 2019 and January 1, 2020	133,333
Settled	(66,667)
Outstanding, December 31, 2020	66,666

Telesat Canada

Notes to the 2020 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

28. SHARE-BASED COMPENSATION PLANS – (continued)

The quantity of stock options that are exercisable and the weighted average remaining life were as follows:

As at December 31,	2020	2019
Time vesting option plans	5,779,565	4,762,335
Performance vesting option plans	406,266	409,953
Weighted average remaining life	6 years	7 years

The share-based compensation expense included in the consolidated statements of income (loss) was as follows:

Years ended December 31,	2020	2019	2018
Operating expenses	$12,500	$16,035	$29,505

The weighted average assumptions used to determine the share-based compensation expense for stock options using the Black-Scholes option pricing model were as follows:

	2020	2019	2018
Dividend yield	—%	—%	—%
Expected volatility	32.7%	32.4%	31.7%
Risk-free interest rate	2.79%	2.93%	2.94%
Expected life (years)	10	10	10

The expected volatility is based on the historical volatility of comparable publicly listed entities.

The weighted average fair value of the stock options granted during 2020 was $12.29 (2019 –$12.84).

29. EMPLOYEE BENEFIT PLANS

The expenses included on the consolidated statements of income (loss) and the consolidated statements of comprehensive income (loss) were as follows:

	Pension plans			Other post-employment benefit plans
Years ended December 31,	2020	2019	2018	2020	2019	2018
Consolidated statements of income (loss)
Operating expenses	$7,188	$6,198	$6,345	$145	$116	$276
Interest expense	$423	$524	$658	$746	$815	$830
Consolidated statements of comprehensive income (loss)
Actuarial losses (gains) on employee benefit plans	$11,390	$(3,325)	$(4,555)	$2,303	$2,191	$(3,200)

In October 2013, the Company ceased to allow new employees to join certain defined benefit plans, except under certain circumstances, and commenced a defined contribution pension plan for new employees.

The Company made contributions of $1.9 million for various defined contribution arrangements during 2020 (December 31, 2019 — $1.2 million).

Telesat Canada

Notes to the 2020 Consolidated Financial Statements
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

The balance sheet obligations, distributed between pension and other post-employment benefits, included in other long-term liabilities (Note 22) were as follows:

As at December 31,	2020	2019
Pension benefits	$22,070	$8,566
Other post-employment benefits	25,914	23,508
Accrued benefit liabilities	$47,984	$32,074

The amounts recognized in the balance sheets and the funded statuses of the benefit plans were as follows:

	2020		2019
As at December 31,	Pension	Other	Pension	Other
Present value of funded obligations	$375,222	$—	$331,737	$—
Fair value of plan assets	(354,385)	—	(324,257)	—
	20,837	—	7,480	—
Present value of unfunded obligations	1,233	25,914	1,086	23,508
Accrued benefit liabilities	$22,070	$25,914	$8,566	$23,508

Telesat Canada

Notes to the 2020 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

29. EMPLOYEE BENEFIT PLANS – (continued)

The changes in the benefit obligations and in the fair value of plan assets were as follows:

	Pension	Other	Total
Change in benefit obligations
Benefit obligation, January 1, 2020	$332,823	$23,508	$356,331
Current service cost	6,695	145	6,840
Interest expense	10,723	746	11,469
Remeasurements
Actuarial losses arising from plan experience	2,212	184	2,396
Actuarial losses from change in demographic assumptions	—	11	11
Actuarial losses from changes in financial assumptions	33,278	2,108	35,386
Benefits paid	(10,294)	(726)	(11,020)
Contributions by plan participants	1,018	—	1,018
Foreign exchange	—	(62)	(62)
Benefit obligation, December 31, 2020	376,455	25,914	402,369
Change in fair value of plan assets
Fair value of plan assets, January 1, 2020	(324,257)	—	(324,257)
Contributions by plan participants	(1,018)	—	(1,018)
Contributions by employer	(5,497)	(726)	(6,223)
Interest income	(10,300)	—	(10,300)
Benefits paid	10,294	726	11,020
Remeasurements
Return on plan assets, excluding interest income	(24,100)	—	(24,100)
Administrative costs	493	—	493
Fair value of plan assets, December 31, 2020	(354,385)	—	(354,385)
Accrued benefit liabilities, December 31, 2020	$22,070	$25,914	$47,984

Telesat Canada

Notes to the 2020 Consolidated Financial Statements
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

The weighted average duration of the defined benefit obligation as at December 31, 2020 is 16 years for the defined benefit pension plans and 15 years for the other post-employment benefit plans. The weighted average duration of the current service cost as at December 31, 2020 is 23 years for the defined benefit pension plans and 28 years for the other post-employment benefit plans.

The estimated future benefit payments for the defined benefit pension plans and other post-employment benefit plans until 2030 are as follows:

	Pension	Other
2021	$11,519	$901
2022	$12,096	$936
2023	$12,790	$972
2024	$13,558	$1,008
2025	$14,433	$1,044
2026 to 2030	$80,999	$6,620

Benefit payments include obligations to 2030 only as obligations beyond this date are not quantifiable.

Telesat Canada

Notes to the 2020 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

29. EMPLOYEE BENEFIT PLANS – (continued)

The fair value of the plan assets were allocated as follows between the various types of investments:

As at December 31,	2020	2019
Equity securities
Canada	22.9%	22.3%
United States	19.7%	19.8%
International (other than United States)	14.3%	14.1%
Fixed income instruments
Canada	41.0%	41.2%
Cash and cash equivalents
Canada	2.1%	2.6%

Plan assets are valued at the measurement date of December 31 each year.

The investments are made in accordance with the Statement of Investment Policies and Procedures. The Statement of Investment Policies and Procedures is reviewed on an annual basis by the Management Level Pension Fund Investment Committee with approval of the policy being provided by the Audit Committee.

The following are the significant assumptions adopted in measuring the Company’s pension and other benefit obligations:

	Pension	Other	Pension	Other
As at December 31,	2020	2020	2019	2019
Actuarial benefit obligation
Discount rate	2.60%	2.00% to 2.60%	3.20%	2.95% to 3.20%
Benefit costs for the year ended
Discount rate	3.20%	2.95% to 3.20%	3.90%	3.90% to 4.00%
Future salary growth	2.50%	N/A	2.50%	N/A
Health care cost trend rate	N/A	3.49% to 5.49%	N/A	3.49% to 5.49%
Other medical trend rates	N/A	4.00% to 4.56%	N/A	4.00% to 4.56%

For certain Canadian post-retirement plans the above trend rates are applicable for 2020 to 2029 which will decrease linearly to 4.75% in 2029 and grading down to an ultimate rate of 3.57% per annum in 2040 and thereafter.

Sensitivity of assumptions

The calculation of the defined benefit obligation is sensitive to the assumptions set out above. The following table summarizes how the impact on the defined benefit obligation as at December 31, 2020 and 2019 would have increased or decreased as a result of the change in the respective assumptions by one percent.

Telesat Canada

Notes to the 2020 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

29. EMPLOYEE BENEFIT PLANS – (continued)

	Pension		Other
As at December 31, 2020	1% increase	1% decrease	1% increase	1% decrease
Discount rate	$(53,058)	$67,549	$(3,486)	$4,351
Future salary growth	$10,423	$(9,165)	N/A	N/A
Medical and dental trend rates	N/A	N/A	$2,222	$(1,839)

	Pension		Other
As at December 31, 2019	1% increase	1% decrease	1% increase	1% decrease
Discount rate	$(45,385)	$57,745	$(2,751)	$3,576
Future salary growth	$9,856	$(8,874)	N/A	N/A
Medical and dental trend rates	N/A	N/A	$2,018	$(1,531)

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

The Company expects to make contributions of $4.1 million to the defined benefit plans and $0.6 million to the defined contribution plan of Telesat Canada during the next fiscal year.

30. SUPPLEMENTAL CASH FLOW INFORMATION

Cash and cash equivalents were comprised of the following:

As at December 31,	2020	2019	2018
Cash	$687,967	$542,537	$342,874
Short-term investments(1)	130,411	484,685	425,559
Cash and cash equivalents	$818,378	$1,027,222	$768,433

(1)	Consisted of short-term investments with an original maturity of three months or less or which are available on demand with no penalty for early redemption.

Income taxes paid, net of income taxes received was comprised of the following:

Years ended December 31,	2020	2019	2018
Income taxes paid	$(53,842)	$(101,952)	$(109,193)
Income taxes received	399	6,497	2,885
	$(53,443)	$(95,455)	$(106,308)

Interest paid, net of capitalized interest and interest received was comprised of the following:

Years ended December 31,	2020	2019	2018
Interest paid	$(188,969)	$(195,671)	$(207,339)
Interest received	8,997	19,559	11,802
Capitalized interest	—	—	19,120
	$(179,972)	$(176,112)	$(176,417)

Telesat Canada

Notes to the 2020 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

30. SUPPLEMENTAL CASH FLOW INFORMATION – (continued)

The reconciliation of the liabilities arising from financing activities was as follows:

	Indebtedness	Satellite performance incentive payments	Lease liabilities
Balance as at January 1, 2020	$3,712,799	$46,951	$28,582
Cash outflows	(453,592)	(9,031)	(1,793)
Loss on repayment (Note 23)	2,284	—	—
Amortization of deferred financing costs, prepayment options and loss on repayment	428	—	—
Non-cash additions	—	—	2,788
Interest paid	—	—	(1,649)
Interest accrued	—	—	1,349
Other	—	182	(91)
Impact of foreign exchange	(74,767)	(528)	(135)
Balance as at December 31, 2020	$3,187,152	$37,574	$29,051

Telesat Canada

Notes to the 2020 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

30. SUPPLEMENTAL CASH FLOW INFORMATION – (continued)

	Indebtedness	Satellite performance incentive payments	Lease liabilities
Balance as at January 1, 2019	$3,724,228	$58,913	$369
Cash outflows	(3,743,465)	(9,644)	(1,252)
Cash inflows	3,786,082	—	—
Write-off of deferred financing costs, interest rate floor, prepayment option and net gain on repricing/repayment (Note 23)	107,065	—	—
Amortization of deferred financing costs, interest rate floor, prepayment options and net gain on repricing/repayment	22,461	—	—
Debt issue costs	(28,082)	—	—
Debt issue costs accrued	(573)
Prepayment option at inception – Senior Notes	17,829	—	—
Prepayment option at inception – Senior Secured Notes	10,562	—	—
Cumulative effect adjustment	—	—	26,851
Non-cash additions	—	—	2,775
Interest paid	—	—	(984)
Interest accrued	—	—	1,288
Other	—	296	(236)
Impact of foreign exchange	(183,308)	(2,614)	(229)
Balance as at December 31, 2019	$3,712,799	$46,951	$28,582

	Indebtedness	Satellite performance incentive payments	Capital leases
Balance as at January 1, 2018	$3,543,377	$62,961	$369
Debt repricing costs	(10,190)	—	—
Cash outflows	(94,951)	(9,037)	(29)
Amortization of deferred financing costs, interest rate floor, prepayment option and net gain on repricing/repayment	22,497	—	—
Loss on voluntary payment (Note 23)	2,828	—	—
Gain on repricing (Note 24)	(6,901)	—	—
Cumulative effect adjustment (Note 23)	(36,072)	—	—
Other	—	191	—
Impact of foreign exchange	303,640	4,798	29
Balance as at December 31, 2018	$3,724,228	$58,913	$369

Telesat Canada

Notes to the 2020 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

30. SUPPLEMENTAL CASH FLOW INFORMATION – (continued)

The net change in operating assets and liabilities was comprised of the following:

As at December 31,	2020	2019	2018
Trade and other receivables	$(4,173)	$(16,113)	$22,056
Financial assets	161	(3,897)	(210)
Other assets	(7,286)	(13,183)	371
Trade and other payables	1,860	1,685	(4,695)
Financial liabilities	(651)	(2,125)	(1,026)
Other liabilities	25,107	19,691	72,317
	$15,018	$(13,942)	$88,813

Non-cash investing activities were comprised of:

Years ended December 31,	2020	2019	2018
Satellites, property and other equipment	$2,963	$29,234	$3,795
Intangible assets	$—	$(3,263)	$3,635

Telesat Canada

Notes to the 2020 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

31. COMMITMENTS AND CONTINGENT LIABILITIES

The following were the Company’s off-balance sheet contractual obligations as at December 31, 2020:

	2021	2022	2023	2024	2025	Thereafter	Total
Property leases	$1,141	$1,079	$1,065	$1,051	$969	$12,455	$17,760
Capital commitments	32,055	35,057	86,785	—	—	—	153,897
Other operating commitments	32,681	6,483	5,000	4,244	3,808	11,438	63,654
	$65,877	$42,619	$92,850	$5,295	$4,777	$23,893	$235,311

Property leases consisted of off-balance sheet contractual obligations for land or building usage, while capital commitments included commitments for capital projects. Other operating commitments consisted of third party satellite capacity arrangements as well as other commitments that are not categorized as property leases or capital commitments. The Company’s off-balance sheet obligations included the future minimum payments for the non-cancellable period of each respective obligation, which have various terms and expire between 2021 to 2039.

Certain variable costs associated with the capitalized leases have been included in property leases commitments with a termination date co-terminus with the lease liability.

The Company has entered into contracts for the development of the Telesat Lightspeed Constellation and other capital expenditures. The total outstanding commitments as at December 31, 2020 were included in capital commitments.

The Company has agreements with various customers for prepaid revenue on several service agreements which take effect when the satellite is placed in service. The Company is responsible for operating and controlling these satellites. As at December 31, 2020, customer prepayments of $414.1 million (December 31, 2019 — $440.3 million), a portion of which is refundable under certain circumstances, were reflected in other current and long-term liabilities.

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

Telesat Canada

Notes to the 2020 Consolidated Financial Statements
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

Telesat previously received assessments from Brazilian tax authorities alleging that additional taxes are owed on revenue earned for the period 2003 to 2018. In September 2020, the Brazilian tax authority issued an additional assessment for 2015 for an amount, including interest and penalties, of $22 million. The total disputed amount for the period 2003 to 2018, including interest and penalties, is now $77 million. The disputes relate to the Brazilian tax authorities’ characterization of revenue. The Company has challenged the assessments. The Company believes the likelihood of an unfavorable outcome in these disputes is remote and, as such, no reserve has been established.

The Canadian tax authorities previously assessed the Company for $9 million relating to transfer pricing issues for the years 2009 and 2012. In November 2020, the Canadian tax authority issued additional assessments for 2013 and 2014 for an amount, including interest, of $4 million. All disputes relate to the Canadian tax authorities’ repricing of certain transactions between the Company and its subsidiaries. The Company has paid 50% of the outstanding amounts in order to formally object to the assessments. The Company believes the likelihood of an unfavorable outcome in these disputes is remote and, as such, no reserve has been established.

Other than the legal proceedings disclosed above, the Company is not aware of any proceedings outstanding or threatened as of the date hereof by or against it or relating to its business which may have, or have had in the recent past, significant effects on the Company’s financial position or profitability.

Telesat Canada

Notes to the 2020 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

32. SUBSIDIARIES

The list of significant companies included in the scope of consolidation as at December 31, 2020 was as follows:

Company	Country	Method of Consolidation	% voting rights
Infosat Communications LP	Canada	Fully consolidated	100
Telesat Spectrum General Partnership	Canada	Fully consolidated	100
Telesat LEO Holdings Inc.	Canada	Fully consolidated	100
Telesat Technology Corporation	Canada	Fully consolidated	100
Telesat Spectrum Corporation	Canada	Fully consolidated	100
Telesat Spectrum Holdings Corporation	Canada	Fully consolidated	100
Skynet Satellite Corporation	United States	Fully consolidated	100
Telesat Network Services, Inc.	United States	Fully consolidated	100
The SpaceConnection Inc.	United States	Fully consolidated	100
Telesat Satellite LP	United States	Fully consolidated	100
Telesat LEO Inc.	United States	Fully consolidated	100
Telesat US Services, LLC	United States	Fully consolidated	100
Infosat Able Holdings, Inc.	United States	Fully consolidated	100
Telesat Brasil Capacidade de Satélites Ltda.	Brazil	Fully consolidated	100
Telesat (IOM) Limited	Isle of Man	Fully consolidated	100
Telesat International Limited	United Kingdom	Fully consolidated	100

Apart from Telesat Technology Corporation, Telesat Spectrum Corporation and Telesat Spectrum Holdings Corporation, which were incorporated in 2020, the percentage of voting rights and method of consolidation were the same as at December 31, 2019.

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

Telesat Canada

Notes to the 2020 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

33. RELATED PARTY TRANSACTIONS – (continued)

Compensation of executives and Board level directors

Year ended December 31,	2020	2019	2018
Short-term benefits (including salaries)	$13,058	$11,051	$16,853
Special payments (1)	710	948	2,904
Post-employment benefits	2,180	2,773	2,510
Share-based payments	12,373	15,649	29,016
	$28,321	$30,421	$51,283

(1)	Balance relates to the special cash distribution effective January 25, 2017.

Key management personnel — stock options

In June 2018, 95,363 SARS were exercised by a member of key management personnel for 39,488 Non-Voting Participating Preferred shares, on a net settlement basis.

During 2018, Telesat issued 3,630,000 time-vesting options to certain key management personnel. Of this balance, 2,850,000 options vest over a five-year period, while 780,000 vest over a three-year period. In addition, 200,000 RSUs were granted during 2018 which vest over a three-year period and are expected to be settled with Non-Voting Participating Preferred shares.

During 2019, Telesat issued 500,000 time-vesting options to certain key management personnel, which vest over a five-year period.

In January 2019, 40,269 SARS were exercised by a member of key management personnel for 14,846 Non-Voting Participating Preferred Shares, on a net settlement basis.

In December 2019, 66,667 RSUs were settled in exchange for 30,980 Non-Voting Participating Preferred Shares, on a net settlement basis.

In December 2020, 66,667 RSUs were settled in exchange for 30,980 Non-Voting Participating Preferred Shares, on a net settlement basis.

In December 2020, Telesat issued 650,000 time-vesting options to certain key management personnel, which vest over a five-year period.

Telesat Canada

Notes to the 2020 Consolidated Financial Statements
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

During the years presented below, the Company and its subsidiaries entered into the following transactions with Loral.

	Sale of goods and services, interest income			Purchase of goods and services, interest expense
Years ended December 31,	2020	2019	2018	2020	2019	2018
Revenue	$133	$133	$128	$—	$—	$—
Operating expenses	$—	$—	$—	$6,712	$6,645	$6,456

The following balances were outstanding with Loral at the end of the years presented below:

	Amounts owed by related parties		Amounts owed to related parties
At December 31,	2020	2019	2020	2019
Current receivables/payables	$—	$—	$105	$204

The amounts outstanding are unsecured and will be settled in cash.

Other related party transactions

The Company funds certain defined benefit pension plans. Contributions made to the plans for the year ended December 31, 2020 were $5.5 million (December 31, 2019 — $5.7 million).